Form 20-F
period 2004-12-31
Syneron Medical Ltd.
filed 2005-06-30
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File No. 0001291364

SYNERON MEDICAL LTD.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary shares, par value NIS 0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2004, the Registrant had outstanding 23,288,820 ordinary shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        As used herein, and unless the context suggest otherwise, the terms “we,” “us” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries.

        This annual report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “may,” plans” or “intends,” or words of similar import, identifies a statement as “forward looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our products will be approved by appropriate regulatory authorities, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technologies, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.D Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report on Form 20-F.

        The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statement of operations data for the partial year ended December 31, 2000 and the full year ended December 31, 2001 have been derived from our audited financial statements not included in this annual report. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for each of the years ended December 2002, 2003, and 2004 have been derived from our audited consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States and audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm, and a member firm of Ernst & Young Global.

	Period from July 25, 2000 To December 31 2000	Year ended December 31,
		2001	2002	2003	2004
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$–	$458	$11,500	$35,021	$57,918
Cost of revenues(1)	–	79	2,024	4,439	6,914

Gross profit	–	379	9,476	30,582	51,004
Operating expenses:
Research and development, net(1)	89	606	1,004	1,701	3,078
Selling and marketing, net(1)	–	306	5,819	13,900	19,625
General and administrative(1)	58	610	342	878	2,725
Settlement and legal costs(2)	–	–	612	6,225	–

Total operating expenses(1)(2)	147	1,522	7,777	22,704	25,428

Operating income (loss)(1)(2)	(147)	(1,143)	1,699	7,878	25,576
Financial income (expense), net	(24)	26	272	881	2,384

Income (loss) before taxes on income	(171)	(1,117)	1,971	8,759	27,960
Taxes on income	–	–	–	(170)	(620)

Net income (loss)	$(171)	$(1,117)	$1,971	$8,589	$27,340

Net earnings (loss) per share:
Basic	$(0.04)	$(0.24)	$0.12	$0.51	$1.45

Diluted	$(0.04)	$(0.24)	$0.10	$0.42	$1.14

Weighted-average number of shares used
in actual per share calculations:
Basic	4,692	4,692	16,398	16,814	18,917

Diluted	4,692	4,692	18,780	20,512	24,083

(1) Includes the following stock-based compensation charges:
Cost of revenues	$–	$–	$–	$–
Research and development	–	–	–	16
Selling and marketing	43	34	263	112
General and administrative	478	–	32	20

Total stock-based compensation charge	$521	$34	$295	$148

(2)  Consists of settlement and litigation costs in 2002 and 2003 associated with litigation with a competitor as set forth in Note 11(c) of the Notes to our Consolidated Financial Statements.

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, deposits
and securities	$35	$858	$4,126	$17,563	$93	,432
Working capital	4	1,152	4,966	14,513	95	,071
Total assets	101	1,749	8,650	26,999	109	,546
Total liabilities	272	381	4,182	13,558	15	,145
Retained earnings (deficit)	(171)	(1,288)	683	9,272	36	,612
Shareholders' equity (deficiency)	(171)	1,368	4,468	13,441	94	,401

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this annual report, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. If this happens, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

        We have created products that apply our technology to rejuvenate the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction, the treatment of acne and leg veins and the treatment for the temporary reduction in the appearance of cellulite. We introduced our first product in December 2001, the Aurora, and have expanded our product offerings to include five additional product platforms, the Pitanga, Polaris, Galaxy, Comet and Vela. It is difficult for us to predict the success of our recently introduced products over the long term. We have not demonstrated an ability to market and sell multiple products. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on adoption and acceptance of our ELOS technology. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing ELOS technology.

        To successfully increase our revenues, we must:

—	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

—	sell our products to non-traditional customers, including primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, other specialists and non-medical professionals;

—	develop or acquire new products that either add to or significantly improve our current products;

—	identify new markets and emerging technological trends in our target markets and react effectively to technological changes; and

—	maintain effective sales and marketing strategies.

        We may be unable, however, to continue to develop new upgrades, products and technologies at the rate we expect, or at all, which could affect adversely our expected growth rate. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

Due to our limited history of operations, we may not be able to predict our future performance or continue our revenue growth and profitability.

        We were incorporated in July 2000 and commercially launched our first product in the fourth quarter of 2001. Consequently, we have a limited history of operations. The future success of our business will depend on our ability to increase product sales, successfully introduce new products, expand our sales force and distribution network, and control costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth and profitability.

We may have difficulty managing our growth which could limit our ability to increase sales and cash flow.

        We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. Continued growth would increase the challenges involved in:

—	implementing appropriate operational and financial systems;

—	expanding manufacturing capacity and scaling up production;

—	expanding our sales and marketing infrastructure and capabilities;

—	providing adequate training and supervision to maintain high quality standards; and

—	preserving our culture and values.

        If this growth occurs, it will continue to place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Our financial results may fluctuate from quarter to quarter.

        Demand for our products varies from quarter to quarter and these variations may cause revenue to fluctuate significantly from quarter to quarter. As a result, it is difficult for us to predict sales for subsequent periods accurately. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

—	the willingness of individuals to pay directly for aesthetic medical procedures, in light of the lack of reimbursement by third-party payers;

—	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

—	changes in our ability to obtain and maintain regulatory approvals;

—	increases in the length of our sales cycle;

—	performance of our independent distributors; and

—	delays in, or failure of, product and component deliveries by our subcontractors and suppliers.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

        Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 31, 2005, our patent portfolio consisted of four issued patents, one of which we purchased in December 2004, and 13 patent applications pending in the United States relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

        We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our technology from unauthorized disclosure, third-party infringement or misappropriation. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Also, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States or Israel.

Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.

        New patent applications may be pending or may be filed in the future by third parties covering technology that we currently use or may ultimately use. Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. For example, one of our competitors, Lumenis Ltd., sued us for unfair competition, misappropriation of trade secrets and alleged infringement in 2002. In March 2004, without admitting liability, we entered a settlement to resolve this litigation and entered a license agreement for certain Lumenis patents, under which license fees were caped at $4.2 million, of which $3.24 million had been paid by March 31, 2005. Another competitor, Thermage, Inc. sued us for patent infringement in 2004. We filed a counterclaim, also alleging patent infringement, and this litigation was settled with the parties entering into a cross-licensing agreement in June 2005. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million.

        On July 29, 2004, Shladot Metal Works, a privately owned Israeli company, sued us and Dr. Eckhouse in a Haifa, Israel court, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shladot’s Israeli patent and seeks damages in the amount of NIS 10 million (approximately US $2.3 million), an injunction and an order that Dr. Eckhouse transfer his Syneron ordinary shares to Shladot. On October 10, 2004, we filed a counterclaim for damages against Shladot, its chairman Mr. Arye Fridenson, and Dr. Rachel Lubart. Dr. Eckhouse and we believe that we both have meritorious defenses to the Shladot suit and intend to defend it vigorously. We also believe we have a meritorious counterclaim against Shladot, its chairman Mr. Arye Fridenson and Dr. Rachel Lubart. If Shladot were to obtain an injunction, it could prevent us from manufacturing, marketing and selling some or all of our products in Israel which could have a material adverse effect on our business.

        If it appears necessary or desirable, we may try to obtain licenses for those patents or intellectual property rights that we are allegedly infringing, may infringe, or desire to use. Although holders of these types of intellectual property rights commonly offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third-party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacturing and selling of products utilizing the technology. Alternatively, we could be required to expend significant resources to develop non-infringing technology. We cannot assure you that we would be successful in developing non-infringing technology.

        We also may become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we did with the competitor described above, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

        We may become involved in litigation to protect the trademark rights associated with our company name or the names of our products. We do not know whether others will assert that our company name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

        We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or maintaining or improving operating results.

        Our products compete against products offered by public companies, including Candela Corporation, Laserscope, Lumenis Ltd., Cutera, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Cynosure, Inc., Sciton, Inc., Radiancy Inc., Thermage, Inc. and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, liposuction and chemical peels, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

—	product performance;

—	product pricing;

—	intellectual property protection;

—	quality of customer support;

—	success and timing of new product development and introductions; and

—	development of successful distribution channels.

        Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. Potential customers also may need to recoup the cost of expensive products that they already have purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

        In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies or products that could effectively compete with our existing product lines.

We outsource the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products to customers on time.

        We outsource the manufacturing of our products to three subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

        Many of the components that comprise our products are currently manufactured by a limited number of suppliers. Although each of our components is obtained from at least three separate suppliers, we do not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which could take several months.

        Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

        We are headquartered in Israel and have offices in the United States, Canada, and Germany. We depend on third-party distributors in Europe, except in Germany and Austria, and in Asia, Australia, South America and Japan. We also depend on relatively new direct sales operations to sell our products in North America, Germany and Austria. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenue in 2003 and 2004 was generated outside of Israel, primarily in North America and to a lesser extent in Western Europe and Asia. Only an immaterial amount of our revenues in 2003 and 2004 was generated in countries in the Middle East other than Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

—	foreign certification and regulatory requirements;

—	lengthy payment cycles and difficulty in collecting accounts receivable;

—	customs clearance and shipping delays;

—	import and export controls;

—	multiple and possibly overlapping tax structures;

—	greater difficulty in safeguarding intellectual property in some countries;

—	difficulties staffing and managing our international operations;

—	difficulties in penetrating markets in which our competitors' products are more established; and

—	economic instability.

        In addition, we face particular risks associated with doing business in Western Europe, including, political instability and the threat of terror attacks.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

        A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and the Euro. Inflation in Israel or Europe may have the effect of increasing the U.S. dollar cost of our operations in that country. If the U.S. dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies. During 2003 and 2004, the exchange rate of the U.S. dollar to the Euro and the U.S. dollar to the New Israeli Shekel declined significantly.

        To date, we have not found it necessary to hedge the risks associated with fluctuations in currency exchange rates. In the future, if we do not successfully engage in hedging transactions, our results of operations may be subject to losses from fluctuations in foreign currency exchange rates.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

        Most of our products are medical devices subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. We believe that very few of our existing or currently planned products are subject to FDA premarket approval. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance we are now able to sell the Vela in the United States to physicians.

        Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products and/or their use are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

        The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

—	warning letters, fines, injunctions, consent decrees and civil penalties;

—	repair, replacement, refunds, recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe are violative of applicable regulatory requirements;

—	operating restrictions or partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

—	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

—	criminal prosecution.

        If any of these events were to occur, it could harm our business.

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards, manufacturing operations could be halted, and our business would suffer.

        We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractor’s facilities, we do not have complete control over our subcontractor’s compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a shutdown of manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States, such as obtaining KEMA certification (electrical safety testing and certification in Europe) and the Standards Institution of Israel (imposed on our activities in Israel), and failure to comply with such standards could adversely impact our business.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

        Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the United States, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

New regulations may limit our ability to sell to non-physicians.

        We sell our products to physicians and, outside the United States, to aestheticians. In addition, we intend to introduce our products in the developing U.S. medical spa market, where aesthetic procedures are being performed at dedicated facilities by non-physicians under physician supervision. However, U.S., state and international regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

Because we do not require training for users of our products, and sell our products to non-physicians, there exists potential for misuse of our products, which could harm our reputation and our business.

        In the United States, federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. While we offer our users the opportunity to receive on-site clinical training through our “Ultimate Customer Care” program, we and our distributors do not require purchasers or operators of our products to attend training sessions. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

        If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We have only been involved in five disputes between our customers and their patients that involved potential product liability claims since inception. None of these disputes resulted in litigation against us, although in some cases payments were made by an insurance carrier. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

Components used in our products are complex in design, and defects may not be discovered prior to shipment to customers, which could result in warranty obligations, reducing our revenue and increasing our costs.

        In manufacturing our products, we and our subcontractors depend upon third-party suppliers for various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, our subcontractors, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

        If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

—	loss of customer orders and delay in order fulfillment;

—	damage to our brand reputation;

—	increased cost of our warranty program due to product repair or replacement;

—	inability to attract new customers;

—	diversion of resources from our manufacturing and research and development departments into our service department;

—	product recalls; and

—	legal action.

        The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for our products and if our forecasts are incorrect, we may experience either shipment delays or increased costs.

        Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

The failure to attract and retain key personnel could adversely affect our business.

        Our success also will depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical personnel. Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

The expense and potential unavailability of insurance coverage for our customers and our company could adversely affect our ability to sell our products and our financial condition.

        Some of our customers and prospective customers are required to maintain liability insurance to cover their operations and use of our products. Medical malpractice carriers are withdrawing coverage in certain U.S. states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser or light-based products due to the cost and inability to procure insurance coverage.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

        The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

—	the gain or loss of significant orders or customers;

—	recruitment or departure of key personnel;

—	the announcement of new products or service enhancements by us or our competitors;

—	announcements regarding clearance or non-clearance of regulatory approval;

—	quarterly variations in our or our competitors' results of operations;

—	announcements related to litigation;

—	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

—	developments in our industry; and

—	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

        In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

        Our directors and officers, along with our five largest shareholders, in the aggregate, beneficially owned or controlled approximately 42.1% of our outstanding ordinary shares as of March 31, 2005. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and may have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

Future sales of our ordinary shares could reduce our stock price.

        On February 1, 2005, lock-up agreements entered into with the underwriters of our initial public offering restricting the sale of 16,941,649 of our ordinary shares expired. 6,785,826 of such ordinary shares were sold in our underwritten secondary offering of March 2005. The holders of 16,533,775 of our ordinary shares have agreed that they will not sell any additional ordinary shares for a period of 90 days following the date of our underwritten secondary offering of March 2005. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our ordinary shares. In addition, holders of 8,721,225 of our ordinary shares are still entitled to require us to register their ordinary shares.

        On November 16, 2004, we registered 7,159,932 ordinary shares that have been issued, or are reserved for issuance upon the exercise of options granted or reserved for grant, under our 2003 Stock Option Plan, 2004 Israel Stock Option Plan and 2004 United States and Canada Stock Option Plan. 1,264,174 of such ordinary shares were sold in our underwritten secondary offering of March 2005. Under the terms of our stock option plans, shareholders cannot sell these shares in the public market until August 10, 2005, after which they will be freely tradeable.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

        We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. We may only pay dividends in any fiscal year out of “profits,” as defined by the Israeli Companies Law and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” status and not to distribute that income as dividends.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “Item 10.E. Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices and research and development facilities are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

        Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach age 48 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

You may have difficulties enforcing a U.S. judgment against us and/or our executive officers and directors or asserting U.S. securities laws claims in Israel.

        A significant portion of our assets and the assets of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

        We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. In 2004, the tax benefit derived from our approved enterprise status was approximately $9.4 million, which represents approximately 35.0% of our income before taxes. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 was from paid-in capital as required by the financing condition of the approved plan. We are required under our second tax benefit plan, which was approved on January 23, 2005, to invest an additional $485,000 in fixed assets and intend to do so through 2005 and 2006. See “Item 10.E Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about these programs.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        From 2000 to 2003, we received grants totaling $397,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for our Polaris and Galaxy product platforms. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and, therefore, depress the price of our shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Item 7.B Related Party Transactions” and “Item 10.E Taxation – Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

        These provisions of Israeli law may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and therefore depress the price of our shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, P.O.B. 550, Israel. Our phone number is (972-4) 909-6200. The agent for service of process in the United States is Syneron Inc., incorporated in the State of Delaware and located at 1104 Heinz Drive, Unit B, East Dundee, Illinois 60118. Our website address is www.syneron.com.

        We first offered our shares to the public in August, 2004. Upon the closing of our initial public offering all our then outstanding preferred shares automatically converted into ordinary shares and we affected a 3.4 for one split of our ordinary shares.

        We design, develop and market innovative aesthetic medical products based on our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

        During 2000 and 2001, our primary activity was the development and approval of our first product platform, the Aurora, which utilizes our ELOS technology. We received our CE Mark approval in Europe in November 2001 and launched sales of the Aurora product platform in December 2001. We received 510(k) clearance from the FDA for hair removal for the Aurora product platform in July 2002. In October 2002, we received 510(k) clearance from the FDA to market the Aurora product platform for the treatment of superficial benign vascular and pigmented lesions. In August 2002, we introduced the Aurora product platform commercially in the United States.

        We launched the Polaris product platform in May 2003 after receiving our CE Mark approval in Europe for the product in December 2002. In April 2003, we received 510(k) clearance from the FDA to market the Polaris product platform for leg vein treatment as well as other types of vascular lesions. In December 2003, we introduced the Polaris product platform commercially in the United States.

        We received our CE Mark approval in Europe for the Pitanga product platform in May 2003. During the fourth quarter of 2003, we launched the Pitanga product platform for the treatment of acne and hair removal in Europe and Canada.

        We launched the Galaxy product platform in May 2004. We received our CE Mark approval in Europe for the Galaxy product platform in May 2004. The 510(k) clearances from the FDA also provide the regulatory basis for the marketing of the Galaxy product for all applications. We introduced the Galaxy product platform commercially in the United States in May 2004.

        During 2004, we significantly expanded our direct sales and marketing organization in North America to approximately 50 employees, established a distribution network in eleven countries in the Asia-Pacific region and increased our sales and marketing efforts in Europe. We increased our sales and marketing effort in 2004 in connection with new product introductions and other marketing activities planned for 2004. In 2004, we introduced three new product platforms: the Galaxy, which combines the applications of the Aurora and the Polaris product platforms, the Vela, for the temporary reduction in the appearance of cellulite and the Comet, for hair removal. Our Galaxy and Comet platforms are covered by our present FDA clearances. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance we are now able to sell the Vela in the United States to physicians.

Principal Capital Expenditures

        We had capital expenditures of $1.5 million in 2004, $0.3 million in 2003 and $0.2 million in 2002. We expect that our capital expenditures will be approximately $1 million in 2005. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures in 2004 consisted primarily of purchases of a patent, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2005 to consist of the same types of capital expenditures that we had in 2004. Our capital expenditures in 2003 and 2002 consisted primarily of purchases of lab equipment, test equipment, computers, software and ERP software.

B.	BUSINESS OVERVIEW

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues have grown from $11.5 million in 2002 to $35.0 million in 2003 to $57.9 million in 2004.

        Our family of aesthetic products is based on our ELOS technology. Each product platform consists of one or more handpieces and a console that incorporates the multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Our products can be easily upgraded by the user to perform additional applications by adding handpieces and installing a software plug in the console. We seek to deliver to our users the ability to generate increased practice revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing ongoing disposable and maintenance expenses and providing a parts and services warranty. We support our users with our “Ultimate Customer Care” program, which includes on-site clinical training, customized practice development consultations and a product maintenance program that offers next-day delivery of replacement products to eliminate unnecessary downtime.

        We launched the Aurora, our first product platform, in December 2001. We introduced the Pitanga and the Polaris product platforms in 2003. In 2004, we introduced the Galaxy, the Vela and the Comet product platforms. Our products address traditional applications, including rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications including wrinkle reduction, permanent reduction of hair and the temporary reduction in the appearance of cellulite. We have received 12 510(k) clearances from the FDA (all applications of our products are approved except for the temporary reduction in the appearance of cellulite, for which we are applying for 510(k) clearance or premarket approval) and 13 CE Mark approvals, as well as regulatory approvals in other countries. We sell our products in 41 countries through a direct sales force of approximately 40 employees in North America and 35 distributors in Europe, the Middle East, Asia, Australia, New Zealand and South America. As of March 31, 2005, we had an installed base of over 2,600 products.

Industry

        Aesthetic Market Opportunity. Aesthetic procedures have traditionally been performed by dermatologists, plastic surgeons and other cosmetic surgeons, of whom there are approximately 30,000 in the United States alone based on published membership numbers of professional medical organizations. Although no industry estimates are available, based on our marketing efforts and interviews with physicians, we believe that a broader group of approximately 200,000 physicians in the United States, including primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, ophthalmologists and other specialists, are candidates for incorporating aesthetic procedures into their practices. Outside the United States, aesthetic procedures also are performed by non-medical professionals, which we refer to as aestheticians. In the United States, a medical spa market also is developing, where aesthetic procedures are performed at dedicated facilities by non-physicians under physician supervision.

        Growth in the aesthetic procedure market is driven by:

—	the aging of the population in the western world;

—	the increasing desire of many individuals to improve their appearance;

—	the impact of managed care and reimbursement on physician economics, which has motivated physicians to establish or expand the menu of elective, private-pay aesthetic procedures that they offer;

—	the growing number of conditions, including acne, wrinkles and cellulite, that can be treated non-invasively; and

—	the reduction in costs per procedure, which has attracted a broader base of consumers.

        The price, profitability and demand for aesthetic medical products and services are not dependent on the reimbursement policies of public or private third-party payers. These products and services generally are not subject to reimbursement by third-party payers and, therefore, companies engaged in this industry face limited risk from changes in governmental and third-party payer methodologies and reimbursement rates.

        The June 2004 Medical Insight, Inc. “Global Aesthetic Market Study” estimated that over 40 million non-invasive aesthetic medical procedures would be performed worldwide in 2004, and projected that this number will increase to over 60 million in 2006, representing a compounded annual growth rate of over 20%. We estimate that the annual expenditures on non-invasive aesthetic medical equipment were $650 million in 2004 for both the replacement and new equipment markets. We believe this estimate to be reasonable since it is based on published revenue figures for public companies, and on our conversations with the management of private companies, that we compete with in the non-invasive aesthetic medical equipment market and target the same customer base as us. We believe the market is poised for significant growth based on improvements in technology, a dramatic increase in the user base and improved treatment results.

        Laser and other light-based aesthetic procedures typically have included hair removal, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions and the treatment of leg veins. In addition to these traditional procedures, new and emerging applications are being introduced to the market, including the treatment of acne and wrinkles and the temporary reduction in the appearance of cellulite.

        The Structure of Human Skin and Aesthetic Treatment Alternatives. The human skin consists of several layers. The epidermis is the outer layer and contains the cells that determine pigmentation, or skin color. The dermis, which is underneath the epidermis, is approximately 2.0 millimeters thick and contains hair follicles and large and small blood vessels at various depths. Beneath the dermis is a layer which includes subdermal fat and collagen, which provides strength and flexibility to the skin.

        The appearance of the skin may change over time due to a variety of factors including age, sun damage, circulatory changes, deterioration of collagen, and the human body’s diminished ability to repair and renew itself. These changes may include undesirable hair growth, uneven pigmentation, wrinkles, and blood vessels and veins which are visible at the skin’s surface. People with undesirable skin conditions or unwanted hair growth often seek aesthetic treatments.

        Invasive Aesthetic Procedures. Common aesthetic procedures include skin rejuvenation through microdermabrasion, hair removal, the treatment of leg veins and, more recently, the treatment of wrinkles. Many alternative aesthetic therapies are available to treat each of these conditions. Invasive aesthetic procedures, which utilize injections or abrasive agents to reach different depths of the dermis and the epidermis, include:

—	electrolysis for hair removal, a procedure which involves an electric current flowing through a needle inserted into individual hair follicles;

—	sclerotherapy for vein treatments, a procedure which involves saline or a detergent-based solution inserted into a target vein to break down and collapse the targeted vessel; and

—	chemical peels, Botox and collagen injections and microdermabrasions for skin rejuvenation and temporary facial wrinkle removal.

        Each of these invasive procedures has varying degrees of effectiveness. Further, each of the procedures has limitations resulting from the degree of difficulty of the procedure and skill level required of the user, the cost and length of the procedure, the required number of treatments necessary to achieve the desired result, the level of pain and discomfort experienced by the patient, the post-procedure side effects and complications and whether the procedure results in temporary versus permanent changes.

        Non-Invasive Aesthetic Procedures. In addition to invasive alternatives, non-invasive aesthetic treatments have been developed using lasers and other light-based technologies to achieve therapeutic outcomes which are similar to or better than those achieved using invasive treatments. These technologies work by producing intense bursts of highly focused light, or optical energy, to selectively target hair follicles, veins or collagen in the dermis, as well as cells responsible for pigmentation in the epidermis. Safe and effective laser and other light-based treatments require an appropriate combination of the following four parameters:

—	Energy Level: the amount of light emitted to heat a target;

—	Pulse Duration: the time interval over which the energy is delivered;

—	Spot Size: the diameter of the energy beam, which affects treatment depth, due to frequent deflection of light energy during skin penetration, and area; and

—	Wavelength: the color of the light, which impacts the effective depth and absorption of the energy delivered.

        The treatment of different aesthetic conditions requires the use of different types of lasers and light-based technologies. As a result, an active aesthetic practice typically requires multiple light or laser-based technologies to offer patients access to a broad range of procedures.

        The Evolution of Light or Laser-Based Technologies in Non-Invasive Aesthetic Medicine. Lasers were first used for medical applications in the 1960s. “First generation” aesthetic medical lasers introduced in the 1970s and 1980s were characterized by single wavelengths, small spot sizes and depth of skin penetration generally limited to 0.5 millimeters. The optical energy was heavily absorbed by blood and moderately absorbed by the epidermis, with much heavier epidermal absorption in darker pigmented skins. These lasers were used primarily for the treatment of shallow and small vessel vascular lesions, including port wine stains and hemangiomas. While effective in selective applications, these initial “first generation” technologies appealed to only a small group of users and often required an extended treatment recovery period.

        In the mid-1990s, a “second generation” technology called intense pulsed light was introduced. These multiple wavelength, broad spectrum light sources had variable pulse durations, a larger spot size, and were able to penetrate into the skin approximately 1.0 to 2.0 millimeters. These technologies expanded the range of applications to include the treatment of pigmented lesions and small leg veins, and the removal of hair follicles, but were not effective in the treatment of large leg veins, the removal of light hair follicles or the treatment of patients with naturally dark skin tones.

Limitations of Existing Technologies

        While the use of light or laser-based aesthetic procedures has grown over the last two decades, many limitations remain.

—	Challenge of Penetrating Epidermal Barrier to Consistently and Predictably Control Treatment Depth. Non-invasive light or laser-based aesthetic treatments use optical energy to heat target tissue in the skin selectively. Efficacy depends on the level of optical energy that penetrates through the epidermis and dermis to the target area. Epidermal pigmentation may limit the amount of optical energy that can be used without damage. The depth of penetration is approximately 1.0 to 2.0 millimeters for intense pulsed-light technologies and approximately 0.5 to 2.0 millimeters for longer wavelength (in the range of 0.7 to 1.3 microns) lasers. Many treatments for aesthetic conditions require energy to penetrate deeper than 2.0 millimeters into the layer of subdermal fat and collagen. Increasing the amount of optical energy applied to the surface of the skin in order to achieve enough heating at the required depth significantly increases the risk of damaging or burning the epidermis.

—	Poor Selectivity. Success of light or laser-based aesthetic treatments depends on the technology’s ability to target blood vessels, hair follicles and deeper lying pigments selectively without heating surrounding tissue and other structures. Despite technological advances over the years, there are still significant limitations in selectivity. A particular limitation exists in the treatment of non-pigmented targets, including white hair and collagen.

—	Lack of Real-Time Temperature Feedback During Treatment Compromises Safety and Efficacy. Prior to a laser or light-based aesthetic procedure, the user must set the amount of light and pulse duration depending on the characteristics of the patient’s skin. Any adjustments to treatment parameters must be made manually by the user since the equipment does not adjust the parameters automatically. The user does not have access to real-time information about skin temperature necessary to adjust these parameters appropriately during the procedure. The lack of both real-time temperature feedback and automated parameter adjustments can result in ineffective treatments, safety problems or the need for multiple procedures to treat the affected area.

—	Certain Types of Patients and Aesthetic Procedures are Not Well Suited for Treatment. Current technologies have been unable to treat all patients safely and effectively, particularly those with naturally dark or tanned skin tones. There also are limitations on the effectiveness of treating light hair and large leg veins of more than 2.0 millimeters in depth. To date, most light or laser-based products have not been able to treat several other prevalent aesthetic conditions, including acne, wrinkles and cellulite.

—	Reliance on High Power Optical Energy Imposes Engineering and Design Constraints. High power optical energy requires larger and heavier equipment than electrical energy. The cost of manufacturing equipment using optical-based energy sources increases exponentially with the amount of power required.

        We believe that the market is poised to accept new sophisticated technology that can address the shortcomings of current products. We also believe that in selecting solutions, users are increasingly focusing on the economics of owning aesthetic treatment equipment, including the likelihood of increased revenues, as well as the predictability of ownership costs and are placing greater emphasis on product reliability, the quality of service provided by the manufacturer, minimization of downtime required for maintenance, the length of warranty coverage, and the ongoing cost of purchasing disposables and handpieces following the initial console purchase.

The Syneron Solution

        Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, when used together, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have relied solely on optical energy sources.

        Optical energy is absorbed in blood, hair follicles and skin pigments, resulting in a typical depth of penetration of approximately 0.5 to 2.0 millimeters. Epidermal pigmentation may limit the amount of optical energy that can be used without burning or damaging the skin. Radiofrequency, or RF, energy differs from optical energy because it is not absorbed by the epidermis. Our products use two electrodes to deliver RF energy, or bipolar RF energy. The distance between the two electrodes controls the depth of penetration of the bipolar RF energy. In our products, we have selected the distance between the two electrodes to enable a depth of penetration of the bipolar RF energy of up to approximately 5.0 millimeters, which permits the treatment of a broad range of dermal and subdermal aesthetic problems. Our products also contain a mechanism which simultaneously cools the skin’s surface and decreases the skin’s conductivity, pushing the RF energy even deeper into the skin. The use of RF energy enables real-time measurement of skin temperature, which allows our products to provide real-time feedback for every pulse, improving control of skin temperature and enhancing safety.

        When used together, RF and optical energy produce a unique synergistic effect. Optical energy is used first to heat the target and decrease its resistance to RF energy. The RF energy is attracted to the areas that have been preheated by the optical energy, which results in more selective heating of the target. Heating a target structure will require less total energy with RF and optical energy combined than with optical energy alone. Using less total energy translates into enhanced safety and less risk of burning the skin.

        Our ELOS technology is embedded in our aesthetic product platforms, which consist of multiple handpieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include:

—	Enhanced Control of Treatment Depth and Selectivity. Epidermal pigmentation limits the amount of optical energy a user can deliver without causing pain or skin damage. Because our ELOS technology uses both optical and conducted RF energy, our products achieve greater skin penetration with lower levels of optical energy and offer more control than conventional light-based systems. In addition to enhanced safety, the less powerful light-based energy source increases patient comfort and reduces the need for anesthetics. Additionally, the use of bipolar RF energy effectively controls the penetration depth and reduces impact on surrounding tissue. We believe this provides more effective treatments and an increased array of applications. Our ELOS technology overcomes limitations common to previous technologies, including more effective treatment of dark skin toned patients, light and gray hair, and large leg veins as well as the ability to penetrate into sub-dermal layers.

—	Continuous Temperature Measurement and Automated Parameter Adjustment. We believe that our products, with our proprietary dual-electrode RF handpiece, are the only non-invasive aesthetic systems that enable continuous temperature measurement and feedback. The handpiece measures the temperature and resistance of the dermis every millisecond, unlike other technologies which do not provide continuous measurements. This measurement capability enables fine-tuning and automatic adjustments for different areas of the body, reducing the risk of burns. Our products contain sophisticated software which guides the adjustment of the treatment parameters to help ensure that the temperature of the skin does not exceed predetermined limits.

—	Wide Range of Applications in a Single System. Our products permit users to perform multiple procedures with a single device. Our Galaxy system, for example, allows users to offer a wide variety of procedures, including hair removal, treatment of superficial benign vascular lesions and superficial benign pigmented lesions, and the treatment of acne, wrinkles and leg veins. Increasing the types and number of procedures that users can perform with a single system allows users to spread the fixed cost of the system over a greater number of procedures. This treatment versatility is an important feature for users who have not yet established large aesthetic treatment practices or who have space limitations.

—	Easily Upgradeable Technology Platform. We design our products to allow users to cost-effectively upgrade their existing products to perform additional applications. Users can purchase and easily install software plugs and handpieces required to perform additional applications, providing us with multiple sources of revenue from our installed base. This upgradeability also provides our customers with the opportunity to own the latest technological innovations at a fraction of the cost of purchasing a new system.

—	Cost Effectiveness and Reliable Performance. Our products require minimal ongoing service and disposable expenses, providing our customers with predictable costs of ownership. Also, because our products utilize less optical energy than competing laser or light-based systems, our handpieces are able to deliver more pulses during the life of each handpiece, thereby requiring fewer replacements over the life of a system.

—	User Friendly Design. Our consoles are lightweight and have a small footprint. This enables us to ship replacement consoles overnight to customers requiring system maintenance in North America. The small design of our consoles maximizes the flexibility of limited space in the user’s offices. Our handpieces are lightweight and ergonomically designed, enabling long-term use by our customers with minimal fatigue or discomfort.

Our Strategy

        Our objective is to position ourselves as the leading provider of non-invasive aesthetic solutions. The key elements of our strategy are:

—	Maintain Technological Leadership. Our patented ELOS technology enables users to offer their patients efficient, safe and cost-effective aesthetic procedures. During the past three years we have used this core technology to launch six product platforms, the Aurora, Pitanga, Polaris, Galaxy, Comet and Vela. We plan to build upon this technology platform through the introduction of new product platforms and new aesthetic applications. We plan to complement our internal development programs with acquisitions and licensing of complementary technologies and products. We also have a strong intellectual property portfolio which includes four issued patents and 13 pending patent applications in the United States. We believe that this strategy will allow us to broaden our product lines and leverage our existing distribution network.

—	Provide Customers with a Comprehensive Program and Predictable Costs. A critical component of our aesthetic solutions is providing responsive customer service. As a result, we have launched our “Ultimate Customer Care” initiative and offer our prospective customers an on-site practice development consultation. In North America, we also provide a customized marketing and business plan to guide users on how to best incorporate our products into their practice. Following the user’s purchase of our system, a skilled clinical trainer visits the customer’s facility to conduct on-site clinical training. We also seek to provide predictable costs to users of ownership by minimizing ongoing disposable and maintenance expenses and providing a parts and services warranty. Our “Ultimate Customer Care” program also includes a product maintenance program that offers next-day delivery of replacement products to eliminate unnecessary downtime.

—	Expand Our Customer Base Beyond Traditional Users. We intend to maintain our primary sales and marketing focus on the approximately 30,000 dermatologists, plastic surgeons and other cosmetic surgeons we have estimated are in the United States. However, we will continue focusing on the approximately 200,000 physicians who have not traditionally incorporated aesthetic treatments into their practices, including primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, and other specialists in the United States. In addition to the U.S. medical community, we plan to reach the aesthetician market throughout the world, the newly developing medical spa market in the United States (where aesthetic procedures are being performed at dedicated facilities by non-physicians under physician supervision) and, ultimately, consumers. We may choose to explore distribution partnerships to expand our reach to these emerging markets.

—	Expand Into New, Non-Invasive Aesthetic Applications. Our ELOS technology enables users to treat multiple conditions more effectively than with traditional, single energy source devices. We will continue to offer products for the temporary reduction in the appearance of cellulite and the treatment of acne, wrinkles and other conditions that have not been effectively treated by light or laser-based aesthetic procedures. We believe that the ability of our products to penetrate deeply into the skin and selectively target desired areas without burning the epidermis will differentiate our technology and enable us to expand into these new, non-invasive aesthetic applications.

—	Focus on Maintaining Attractive Operating Margins. Systems using our ELOS technology are less expensive to manufacture than systems using optical energy alone. Using a light source that requires less energy significantly reduces the system’s overall cost because RF technology components are relatively inexpensive, while the price of light-based energy sources increases exponentially with power. In addition, we use outsourced manufacturing to produce our products while maintaining full control over every step of the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without significant capital expenditures. As a result, we believe our profit margins are higher than those of manufacturers of traditional aesthetic treatment devices. We plan to continue to focus on products and applications that will enable us to maintain and enhance attractive operating margins.

Our Products

        Our ELOS-based platform of products addresses a wide range of treatment alternatives.

Product Platform Aurora Pitanga Polaris Galaxy Comet Vela
 Applications(1)

 Hair Removal
 Rejuvenating the
  skin's appearance(2)
 Acne

 Hair Removal

 Wrinkles

 Hair Removal
 Rejuvenating the
  skin's appearance(2)
 Acne
 Wrinkles
 Leg Veins
 Other Vascular Lesions

 Fast Hair Removal

 Appearance of
 Cellulite

Intended Users Physicians Aestheticians Acne Physicians Leg Veins Other Vascular Lesions Physicians Physicians Physicians Aestheticians Medical Spas	Energy Sources Light + RF Light + RF Medical Spas Laser + RF Light + RF / Laser + RF Laser + RF Aestheticians Light + RF+ Vacuum Shaping	Market
Introduction Date

U.S.: Third Quarter
2002
Rest of World:
Fourth Quarter 2001

Rest of World:
Fourth Quarter 2003

U.S.: Fourth Quarter
2003
Rest of World:
Second Quarter 2003

U.S.: Second Quarter
2004
Rest of World:
Second Quarter 2004

U.S.: Fourth
Quarter 2004
Rest of World:
Fourth
Quarter 2004

U.S.: Second
Quarter 2005
Rest of World:
First Quarter 2005

(1)	Regulatory clearance has been received in the United States and Europe for each indicated application for all products, and in China for the Aurora and Polaris products. In each market in which our products are sold, other than the United States and most European countries, the distributors are responsible for obtaining other regulatory approval.
(2)	Rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Components of Our System

        Each of our products consists of the following components:

—	a compact, lightweight console;

—	one or more handpieces; and

—	our proprietary software.

        Control Console. Our lightweight control console contains all electronic components, including the RF and optical energy modules, a 110/220 volt power supply and a water cooling unit that cools the optical energy source. The control console also houses the operator interface which consists of a digital display and a user-friendly set-up mechanism.

        Handpieces. Our handpieces deliver RF and optical energy to the treatment area and include the following components:

—	An optical energy source, either a diode laser or a flashlamp, as well as a mechanism to deliver the optical energy to the skin.

—	A bi-polar RF energy delivery mechanism consisting of two electrodes that enable the delivery of RF energy to the skin. The use of these RF electrodes allows for the continuous measurement of the temperature and resistance of the dermis, allowing real-time monitoring of the level of energy delivered in each individual pulse and minimizing patient discomfort as well as potential damage to the skin.

—	An internal cooling mechanism consisting of a thermo electric component that provides an integrated cooling of the treatment area, thereby protecting the outer layer of the skin.

        The weight of the handpiece is between one and two pounds, generally light enough to be held in one hand. The lightweight nature and the ergonomic design of the handpiece help prevent user fatigue, a problem typical of many competing systems.

        Proprietary Software. Our software permits the user to define treatment parameters to be communicated throughout the system and controls the delivery of RF and optical energy through the handpiece to the patient. In addition, our software controls and manages system performance, system self-calibration, system setup and detection of any malfunction of the system. Our users upgrade their products through the purchase of additional treatment applicators and corresponding software plugs.

Applications and Procedures

        Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications.

        Hair Removal. In a typical hair removal treatment, the target area is first cleaned and shaved. The user, who is not generally a physician, then applies either a water based spray or gel to help ensure optimal contact and conductivity between the handpiece and the skin. Topical anesthetics are not normally necessary in hair removal treatments. The user next applies the handpiece to the target area and delivers an RF and optical pulse to the selected area. Our ELOS technology uses the RF and optical energy to destroy the hair follicles located in the dermis and sub-dermal layers. This procedure is continued over the target area and can last from a few minutes to 45 minutes depending on the size of the treatment area and the applicator in use. For example, our continuous glide Comet system for high-volume hair removal centers can complete an area the size of a person’s back in 20 minutes. In general, hair removal requires four to six treatments spaced three weeks apart for permanent reduction. Our RF technology may be more effective for the removal of all hair colors across all skin types. We received 510(k) FDA clearance for our Aurora products for hair removal treatments in July 2002. Users perform hair removal procedures with our Aurora, Pitanga, Polaris, Comet and Galaxy products. We received 510(k) FDA clearance for our Aurora and Comet products for permanent hair reduction in October 2004.

        Rejuvenating the Skin’s Appearance. Generally performed by a physician, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions does not require the application of a topical anesthetic. As a result of the externally applied energy, epidermal and dermal pigmented and vascular lesions are destroyed. The skin’s appearance is rejuvenated through the improvement of abnormalities in skin texture and the elimination of sun damage, as well as other pigmented abnormalities and superficial vascular lesions. Patients generally receive between four to five treatments of approximately 30 minutes each. Treatments are spaced two to three weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in October 2002. Users rejuvenate the skin’s appearance with the Aurora, Pitanga and Galaxy products.

        Leg Veins. The treatment of leg veins, which is generally performed by a physician, sometimes requires topical anesthetic. Bi-polar RF energy, when combined with optical pulse energy, selectively heats the target in the dermis and damages the vein. Deeper veins are generally larger in diameter. The enhanced depth of penetration of our technology enables the treatment of visible veins up to 5 millimeters in diameter, compared to existing optical technologies which typically treat veins of up to 2 millimeters in diameter. Depending on the size and number of leg veins, procedures last between 20 and 30 minutes per treatment. Patients generally receive between two and four treatments spaced over two to three weeks. We received 510(k) FDA clearance for treatment of vascular lesions with the Polaris products in April 2003 (Polaris LV). Users can treat vascular lesions with the Polaris and Galaxy products.

        Our products also treat aesthetic conditions not effectively treated by traditional laser or light-based technologies. These conditions include:

        Wrinkles. The treatment of wrinkles generally is performed by a physician. Patients seeking treatment for wrinkles sometimes require topical anesthetic. The combination of bi-polar RF and optical energies enables higher selectivity to target the epidermis, deep dermis and connective tissues and reduces the appearance of wrinkles in the face, neck and chest. Treatment for wrinkles requires three to five sessions of approximately 30 minutes each, spaced two to three weeks apart. We received 510(k) FDA clearance for wrinkle treatments with the Polaris products in December 2003. Users can treat wrinkles through our Polaris and Galaxy products.

        Acne. The treatment of acne generally is performed by a physician or a nurse. Our unique solution delivers a combined pulse of blue and infrared light, and RF energy. This dual energy selectively targets overactive sebaceous glands and acne bacteria, which are the primary causes of acne. Infrared light and RF energy heat the sebaceous gland and reduce their activity and the delivery of blue light photochemically damages acne bacteria, resulting in a reduction in acne. Patients generally receive between six and ten treatments of approximately 15 minutes each over a course of four to six weeks, and sometimes undergo a periodic maintenance program. We received 510(k) FDA clearance for acne treatments with the Aurora and the Pitanga products in January 2004. Users can treat acne with our Aurora, Pitanga and Galaxy products.

        Cellulite. The treatment for the temporary reduction in the appearance of cellulite generally will be performed by a non-physician trained professional under the medical direction of a physician. The treatment for temporary reduction in the appearance of cellulite combines the delivery of:

—	RF energy – to gently heat the superficial layers below the skin;

—	infrared optical energy – to heat the outer layer of the skin;

—	dynamic (pulsed) vacuum suction to massage the skin for safe and effective energy delivery; and

—	tissue mobilization by rotating metal electrodes to help ensure optimal energy delivery.

        We expect that treatment for temporary reduction in the appearance of cellulite will require between six and ten treatments of approximately 30 to 45 minutes each, depending on the treatment area.

        In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite. The Vela also received clearance for the relief of minor muscle aches, pain and spasm as well as the temporary improvement of local blood circulation. In addition to the 510(k) clearance, the FDA created a new product code for the Vela due to its technical innovation. The Vela was cleared as a medical device and may therefore be only sold in the United States to physicians for use by trained professionals under a physician’s medical direction.

Product Upgrades

        Our product design enables our customers to add additional applications and new technologies without incurring the cost of purchasing a new system. This provides our customers with a cost effective method of adding new applications to their existing products and provides us with a source of recurring revenue. When we introduce a new product application, we notify our customers of the upgrade opportunity. Our products allow our customers to quickly install the upgrade through the removal and replacement of a small software plug and the installation of a new handpiece without the need for an on-site service technician. The use of a software plug provides a significant advantage over competing products, which typically require a field service representative to install the upgrade at the customer site and results in downtime for the customer.

Sales and Marketing

        Our strategy to achieve market penetration is to market initially to dermatologists, plastic surgeons and other cosmetic physicians in North America and medical and non-medical practitioners outside North America. Secondarily, in North America, we will continue to target the larger market of primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, and other practitioners who have started incorporating aesthetic procedures into their practices, along with the developing medical spa market. We also will focus on additional aestheticians throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

        We sell our products in 41 countries around the world through a combination of 35 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 40 individuals. Our U.S. and Canadian sales efforts are headquartered in Toronto and we manage four separate territories through New York, Chicago, Los Angeles and Toronto. We rely on a limited, direct sales force to market and sell our products in Germany and Austria. In addition, we have agreements with distributors to market and sell our products throughout the rest of Europe, the Middle East, eleven countries in Asia-Pacific and four countries in Latin America.

        Recently, we have entered into strategic partnership with Miracle Laser, a powerful distributor of high-end light technologies for aesthetic medicine in China.

        Our customer support strategy is to provide customers with a comprehensive program of services and a predictable cost of ownership. To achieve this, we launched our “Ultimate Customer Care” initiative. The first component of our initiative is to provide responsive customer service. Following the sale of a system, we offer customers an on-site practice development consultation to analyze practitioner office workflow and marketing efforts. In North America, we typically follow the consultation with the delivery of a customized marketing and business plan to guide users on how to effectively integrate our products into their practice. We also provide a trainer to conduct on-site clinical training for our customers and their staff. We also offer Continuing Medical Education accredited offsite training courses such as our “advanced fotofacial workshop” for physicians and office staff.

        The second component of our initiative is to provide our customers with a predictable cost of ownership, including minimal ongoing maintenance and disposable costs. In North America, we offer a three-year, parts and services warranty that covers disposable applicator parts and regular system maintenance. The small size and weight of our system enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the case of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

Manufacturing

        Our strategy is to use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use three separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000 and EN46001 and the FDA’s quality system regulation. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key”, services. We control and monitor the quality of our products by installing one of our quality control employees full-time at each of our subcontractor’s facilities.

        The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase end products from the manufacturers on a purchase order basis. The contracts have one-year terms that automatically renew for successive one-year terms unless either we or the manufacturer give three months’ written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers. To date, we have not experienced any significant manufacturing delays.

        We procure the diode laser component of our products on behalf of our third-party manufacturers from a limited number of suppliers. We have flexibility to adjust the number of diode lasers we procure as well as the delivery schedules. The forecasts we use are based on historical demands and future plans. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components. We reduce the potential for delays of supply by maintaining relationships with multiple suppliers of diode lasers. The time required to qualify new suppliers for the diode laser components, or to redesign them, could cause delays in our manufacturing. To date, we have not experienced significant delays in obtaining our diode laser components.

Research and Development

        Our research and development activities are conducted internally by a research and development staff consisting of 23 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments.

        To date, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $1.2 million in 2002, $1.9 million in 2003 and $3.1 million in 2004. We expect to continue to increase our expenditures on research and development.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. We own four issued patents, one of which was purchased in December 2004, and we have 13 patent applications pending in the United States. One of our patents relates to treating the skin by deforming it, applying RF energy to it, and massaging it. This patent was issued in December 2003 and it will remain in force until March 2022, subject to payment of maintenance fees. Our second patent, which relates to skin treatments using a combination of RF and optical energy, covers our ELOS technology. This patent will remain in force until October 2020, subject to payment of maintenance fees. Our third patent, acquired in December 2004, covers, among other things, methods for the controlled contraction of collagen using RF energy. It will remain in force until May 2014, subject to payment of maintenance fees. Our fourth patent, which was issued in May 2005, is directed to systems and methods for treating the skin using RF energy. This patent will remain in force until November 2021, subject to payment of maintenance fees. All of our patent applications have been filed, and we expect to file our future patent applications, in the United States, and we also have filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America and Japan. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, el_s, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, and Comet. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

        In March 2004, we entered into a settlement and license agreement with Lumenis Ltd., one of our competitors, pursuant to which, among other things, we have a non-exclusive license to utilize Lumenis’ patents relating to the use of incoherent light or gel in aesthetic and medical applications. Our license fee under this agreement is limited to $4.2 million, and is paid based on our net sales. As of March 31, 2005 we have paid $3.24 million as license fees under the agreement with Lumenis. The license is irrevocable, except that if we fail to make the license fee payments, Lumenis could terminate the license and settlement agreement and sue us on the patents licensed in the license agreement. We believe we would have meritorious defenses to any claims that Lumenis might bring on the licensed patents and would defend ourselves vigorously. The outcome of any such future suit Lumenis might file against us is not determinable. Depending on the nature of any claim Lumenis might assert, if they were to obtain an injunction, they might be able to prevent us from manufacturing, marketing and selling some or all of our products.

        In June 2005, we reached an agreement with Thermage which settled patent-related claims of the parties against each other. Under this agreement each party grants the other a non-exclusive paid-up license under the patents in suit and related patents. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million. The license granted to Thermage excludes the right to utilize our ELOS technology and the license granted to us excludes the right to utilize Thermage’s monopolar RF and capacitive electrical coupling.

        All professional employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality agreements will be enforceable or that they will provide us with adequate protection.

Competition

        Our industry is subject to intense competition. We compete against products offered by public companies, including Candela Corporation, Laserscope, Lumenis Ltd., Cutera, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Cynosure, Inc., Sciton, Inc., Radiancy Inc., Thermage, Inc. and by several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

        Competition among providers of laser and other light-based products for the aesthetic medical market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser, light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Additional competitors may enter the market and we are likely to compete with new companies in the future. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by, these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.

Revenues by Geographic Market

Region	Year ended December 31
	2002		2003		2004
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage

North America	$6,296	54.8%	$21,247	60.7%	$32,550	56.2%
Asia-Pacific	944	8.2	7,130	20.4	14,327	24.7
Western Europe	2,994	26.0	6,410	18.3	9,915	17.1
Israel	–	–	160	0.4	625	1.1
Other	1,266	11.0	74	0.2	501	0.9
Total	11,500	100	35,021	100	57,918	100

Government Regulation

        Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

—	product design and development;

—	product testing;

—	product manufacturing;

—	product safety;

—	product labeling;

—	product storage;

—	record keeping;

—	premarket clearance or approval;

—	advertising and promotion;

—	production; and

—	product sales and distribution.

        Each of our products currently marketed in the United States has received 510(k) clearance for the uses for which they are being marketed.

        FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. All of our current products that are being marketed in the United States are class II devices.

        510(k) Clearance Pathway. When a 510(k) clearance is required, we must submit a premarket notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

        Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearances to market our Aurora platform of products for hair removal in July 2002 and for superficial vascular and pigmented lesions in October 2002. We received FDA clearance for the treatment of acne with the Aurora and the Pitanga products in February 2004. We received FDA clearances to market our Polaris product platform for leg vein treatment as well as other types of vascular lesions in April 2003. We received FDA clearance for wrinkle treatment with the Polaris products in December 2003. These 510(k) clearances also provide the regulatory basis for the marketing of our Galaxy product platform for all of the above mentioned applications and for the Comet products for hair removal. We received FDA clearance for our Aurora and Comet products for permanent hair reduction in October 2004.

        Premarket Approval Pathway. A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A premarket approval application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

        One device that we have developed, the Vela, required 510(k) clearance or premarket approval. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation.

        Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:

—	quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

—	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

—	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

—	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

        The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our manufacturing subcontractors.

        We also are regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

—	fines, injunctions, consent decrees and civil penalties;

—	recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe are violative of applicable regulatory requirements;

—	operating restrictions, partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

—	withdrawing 510(k) clearance or premarket approvals that are already granted; and

—	criminal prosecution.

        The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

        We also are subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that we are in compliance with these laws and regulations as currently in effect, and our compliance with such laws will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

        International Regulations. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

        In May 2005, the Chinese State Food & Drug Administration granted regulatory approval to sell our Aurora and Polaris products in China.

        The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. Three member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certification are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. In the third quarter of 2001, our facility was awarded the ISO 9001 and EN 46001 certification. In the first quarter of 2003, we received our ISO 9001: 2000 updated certification as well as EN 46001. In the second quarter 2003 we received certification for ISO 13485. All those certifications are valid until 2006.

        Federal Communications Commission and other governmental agencies governing the use of radio frequency energy. Our products generate and use radio frequency energy, and therefore may be subject to technical, equipment authorization and other regulatory requirements in the countries and regions where they are marketed or distributed. In the United States, our products are subject to the Federal Communications Commission’s equipment verification procedures, under which the manufacturer is required to determine, or verify, that the equipment complies with the applicable technical standards and to keep a record of test measurements demonstrating compliance before the equipment can be marketed or sold in the United States. Any modifications to our products may require re-verification before we are permitted to market and distribute the modified devices.

        We seek to obtain regulatory approvals in countries requiring advance clearance of our products before they are marketed or distributed in those countries. Our failure to comply with the technical, equipment authorization, or other regulatory requirements of a specific country or region could impair our ability to commercially market and distribute our products in that country or region.

C.	ORGANIZATIONAL STRUCTURE

        We have three active subsidiaries: Syneron GmbH, a wholly-owned subsidiary, was established in Germany in August 2001, to market and sell the Company’s products in Europe; Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 in Delaware and Toronto, Canada, respectively, to market and sell the Company’s products in North America.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel pursuant to a lease that expires in December 2006. We occupy approximately 7,000 square feet in the Israeli facility. Our Canadian subsidiary leases a 5,441 square foot facility in Richmond Hill, Ontario, Canada pursuant to a lease that expires in October 2006. Our U.S. subsidiary leases a 2,200 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary also leases a 5,100 square foot facility in Irvine, California pursuant to a lease that expires in June 2007. Our German subsidiary leases a 1,500 square foot facility in Germany pursuant to a lease renewable on a yearly basis. We believe that our properties are adequate to meet our current needs.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3.A Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in theses forward-looking statements as a result of many factors, including those discussed under “Item 3.D Risk Factors” and elsewhere in this annual report.

A.	OPERATING RESULTS

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

        We were incorporated in July 2000. During 2000 and 2001, our primary activity was the development and approval of our first product platform, the Aurora, which utilizes our ELOS technology. We received our CE Mark approval in Europe in November 2001 and launched sales of the Aurora product platform in December 2001. We received 510(k) clearance from the FDA for hair removal for the Aurora product platform in July 2002. In October 2002, we received 510(k) clearance from the FDA to market the Aurora product platform for the treatment of superficial benign vascular and pigmented lesions. In August 2002, we introduced the Aurora product platform commercially in the United States.

        We launched the Polaris product platform in May 2003 after receiving our CE Mark approval in Europe for the product in December 2002. In April 2003, we received 510(k) clearance from the FDA to market the Polaris product platform for leg vein treatment as well as other types of vascular lesions. In December 2003, we introduced the Polaris product platform commercially in the United States.

        We received our CE Mark approval in Europe for the Pitanga product platform in May 2003. During the fourth quarter of 2003, we launched the Pitanga product platform for the treatment of acne and hair removal in Europe and Canada.

        We launched the Galaxy product platform in May 2004. We received our CE Mark approval in Europe for the Galaxy product platform in May 2004. The 510(k) clearances from the FDA also provide the regulatory basis for the marketing of the Galaxy product for all applications. We introduced the Galaxy product platform commercially in the United States in May 2004.

        During 2004, we significantly expanded our direct sales and marketing organization in North America to approximately 50 employees, established a distribution network in eleven countries in the Asia-Pacific region and increased our sales and marketing efforts in Europe. We increased our sales and marketing effort in 2004 in connection with new product introductions and other marketing activities planned for 2004. In 2004, we introduced three new product platforms: the Galaxy, which combines the applications of the Aurora and the Polaris product platforms, the Vela, for the temporary reduction in the appearance of cellulite and the Comet, for hair removal. Our Galaxy and Comet platforms are covered by our present FDA clearances. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation.

Revenues

        Generally, we recognize revenue upon delivery of our products to our customers and, where applicable, when the required installation is complete. We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment. For the year ended December 31, 2004 our revenues totaled $57.9 million. From inception through December 31, 2004, we sold over 2,300 products worldwide. In 2004, we derived approximately 7.0% of our revenue from the recognition of product warranty and service revenue. We expect product warranty revenue to increase over time as our installed base continues to grow.

        We sell our products directly in the United States, Canada, Germany and Austria and use distributors to sell our products in countries where we do not have a direct presence, or to complement our direct sales force. For the year ended December 31, 2004, we derived 43.8% of our revenue from sales of our products outside North America through a combination of direct and distributor sales. In the future, we expect to generate a greater percentage of our revenue from sales in Europe and the Asia-Pacific region. As of December 31, 2004, we had approximately 40 salespeople in North America, and distributors in more than 35 countries. We expect our sales to increase over time as we continue to introduce products with new applications.

        The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2003 and 2004:

	Percent of Sales
Region	Year ended December 31, 2003	Year ended December 31, 2004

North America	60.7%	56.2%
Asia-Pacific	20.4	24.7
Europe	18.3	17.1
Other	0.6	2.0
Total	100.0%	100.0%

Cost of Revenues

        Our cost of revenues consists of the cost of manufacture and assembly of our ELOS-based medical products by third-party manufacturers. These costs primarily include materials, components and labor used by our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because our product technology, design and engineering does not require highly sophisticated, time intensive labor for assembly and testing and our products use the off-the-shelf discrete components, we are able to experience low manufacturing costs and high gross margins.

        Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. Although economies of scale resulted in a decrease in the percentage of the cost of revenues from 2003 to 2004, we expect that our cost of revenues may increase moderately as a percentage of revenues in the future due to anticipated price pressure and due to a possible increase in sales of products that are more expensive to manufacture.

Research and Development Expenses

        Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all our research and development costs as incurred. We expect our research and development expenditures to increase significantly in absolute dollars and moderately as a percentage of revenues as we continue to devote resources to research and develop new products and technologies.

Selling and Marketing Expenses

        Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, as well as management and administration expenses in support of sales and marketing in our subsidiaries. We expect our selling and marketing expenses to increase significantly in absolute dollars, though we do not expect them to increase as a percentage of revenues, as a result of expansion of our marketing efforts.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect our general and administrative expenses to increase in absolute dollars and as a percentage of revenues as a result of our becoming a public company.

Financial Income

        Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as the remeasurement of our subsidiaries’ financial statements in Germany into U.S. dollars.

Taxes on Income

        In 2002, our facilities in Israel were granted the status of “Approved Enterprise,” entitling us to a ten-year exemption from Israeli corporate tax. The “Approved Enterprise” status only allows corporate tax exemptions on profits generated from operations, requiring regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Approved Enterprise” status by meeting the necessary conditions with respect to our future capital investment programs thus extending our “Approved Enterprise” benefits beyond the first ten years. For additional description of Israeli Tax please see “Item 10.E Taxation – Israeli Taxation.”

Critical Accounting Policies And Estimates

        Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, warranty and service costs, income taxes and stock-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. (See Note 2 of the Notes to our Consolidated Financial Statements).

        Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin No. 104, or SAB 104, when each of the following four criteria are met:

—	delivery has occurred and, where applicable, installation has occurred;

—	there is persuasive evidence of an agreement;

—	the fee is fixed or determinable; and

—	collection is reasonably assured.

        Revenue from product sales to end users in North America usually includes multiple elements within a single contract. We consider the sale of a product, the three-year warranty and service and the two day on-site practice development consultation (where applicable) to be three separate elements of the arrangement. We recognize revenue for the fair value of product sale and the on-site practice development consultation in the period in which they occur and we recognize revenue ratably over the warranty and service period.

        In certain limited circumstances, we, together with an unrelated third-party financing company, enter into installment sales contracts that provide customers with long-term (generally up to 36 months) financing of equipment purchases. The extent of the participation of the financing company varies among customers. Interest income on these receivables is recognized as earned over the financing term.

        In evaluating whether collection is reasonably assured, we review credit and operation histories and customers’ facilities and in the case of independent distributors, we will evaluate creditworthiness and other relevant factors.

        If changes in conditions cause management to determine that these criteria are not met for future transactions, revenue recognized for any reporting period could be adversely affected. Although we meet the requirements of SAB 104 upon shipment of product, and, where applicable, when installation occurs, and the recording of revenue, we continually evaluate our accounts receivable for any bad debts and make estimates for any bad debt allowances.

        We do not maintain a general allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We compute an allowance based upon a specific customer account review of our customers. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, investigation into their financial status, as well as consideration of their payment history with us. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowance may be required. If we determine, based on our assessment, that it is probable that a customer will be unable to pay, we will write off the account receivable.

        Taxes on Income. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Our valuation allowance is based on our judgment on future taxable income that would allow or prevent us from benefiting from our loss carryforwards. Currently, our relatively short history of loss operations does not allow us to record any tax benefit resulting from our subsidiaries’ losses.

        Stock-Based Compensation. We have elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for our employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation– transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123, provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. We continue to apply the provisions of APB No. 25 in accounting for stock-based compensation. In 2005, we will implement Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Pursuant to SFAS No.123(R) we will recognize compensation costs related to employee stock option plans based on the fair value of the options, which we expect will likely increase the expenditures associated with our incentive stock option plan. We use the Black-Scholes option-pricing model to determine the fair value of each option grant to our consultants. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management’s best estimates, but these items involve inherent uncertainties based on market conditions that are generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

Warranty and Service Costs

        We recognized warranty and service costs in relation to products sold in North America to end users with a three-year warranty and service obligation as incurred. For sales to customers outside North America, we generally provide a one-year standard warranty for our products, depending on the product type. On sales to distributors, we provide a warranty on parts only. For customers other than North American end users, we provide for the estimated cost to repair or replace products under warranty at the time of sale.

Results of Operations

         Years Ended December 31, 2003 and December 31, 2004

        Revenues. Revenues increased $22.9 million, from $35.0 million in 2003 to $57.9 million in 2004, or 65%. The increase was primarily attributable to increased unit sales due to increased market acceptance of Syneron products and increased Polaris sales in the United States and the rest of the world, the commercial launch of the Galaxy and the Comet, increased unit sales in Europe due to the addition of more European countries to the sales and marketing network, and increased sales in Asia-Pacific due to the establishment of a distributors’ network in 11 Asian-Pacific countries.

        Cost of Revenues. Cost of revenues increased $2.5 million, from $4.4 million in 2003 to $6.9 million in 2004. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold in 2004. As a percentage of revenue, cost of revenues decreased from 12.9% in 2003 to 11.7% in 2004 due to lower average fixed costs and improved pricing from suppliers as a result of an increase in sales volume.

        Research and Development Expenses. Research and development expenses increased $1.4 million, from $1.7 million in 2003 to $3.1 million in 2004. As a percentage of revenues, research and development expenses increased from 4.9% in 2003 to 5.3% in 2004. The increase was primarily attributable to expansion of our research and development staff and its activities, as well as increased consulting services from outside engineering companies.

        Selling and Marketing Expenses. Selling and marketing expenses increased $5.7 million, from $13.9 million in 2003 to $19.6 million in 2004. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs associated with the expansion of our North American sales force and increased activities in Europe, Asia-Pacific and South America. As a percentage of revenues, selling and marketing expenses decreased from 39.7% in 2003 to 33.9% in 2004. This decrease was primarily due to the increase in our sales in 2004 and to the investment in our North American selling and marketing operations in 2003.

        General and Administrative Expenses. General and administrative expenses increased $1.8 million, from $0.9 million in 2003 to $2.7 million in 2004. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions and to litigation expenses in connection with the Thermage litigation. As a percentage of revenues, general and administrative expenses increased from 2.5% in 2003 to 4.7% in 2004.

        Settlement and Legal Costs. Expenses of $6.2 million in 2003 were attributable to settlement and litigation costs associated with Lumenis Ltd. Of the $6.2 million in 2003, $4.2 million related to license fees under the license and settlement agreement with Lumenis Ltd. The balance consisted of legal expenses related to the litigation.

        Financial Income. Financial income increased $1.5 million, from $0.9 million in 2003 to $2.4 million in 2004. The increase in financial income was primarily attributable to interest earned on our increasing cash balances and investments in 2004. As a percentage of revenues, financial income increased from 2.5% in 2003 to 4.1% in 2004.

        Taxes on Income. Income taxes increased $0.4 million, from $0.2 million in 2003 to $0.6 million in 2004. As an “Approved Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and we pay taxes only on income from other sources. Our subsidiaries had loss carryforwards of approximately $4.0 million in 2004 as compared to approximately $5.8 million in 2003. We have recorded a valuation allowance for these losses since it is more likely than not that we will not be able to offset such losses against future income.

         Years Ended December 31, 2002 and December 31, 2003

        Revenues. Revenues increased $23.5 million, from $11.5 million in 2002 to $35.0 million in 2003, or 204.5%. The increase was primarily attributable to increased unit sales of the Aurora in the United States, which increased though they were impacted by the Lumenis litigation, the commercial launch of the Polaris and the Pitanga, increased unit sales in Europe due to the addition of more European countries to the sales and marketing network, and increased sales in Asia-Pacific due to the establishment of a distributors’ network in eight Asian-Pacific countries.

        Cost of Revenues. Cost of revenues increased $2.4 million, from $2.0 million in 2002 to $4.4 million in 2003. The increase in cost of revenues was primarily attributable to the increase in the number of products which were manufactured and sold in 2003. As a percentage of revenue, cost of revenues decreased from 17.6% in 2002 to 12.7% in 2003 primarily due to costs associated with the initial training and setup cost of our manufacturing lines and infrastructure in our subcontractors’ facilities in 2002.

        Research and Development Expenses. Gross research and development expenses increased $0.6 million, from $1.2 million in 2002 to $1.8 million in 2003. The increase was primarily attributable to increased personnel costs due to expansion of our research and development staff, as well as increased consulting services. During 2002 and 2003, our research and development costs were offset by grants of $0.2 million and $0.2 million, respectively, from the Israeli Office of the Chief Scientist. These grants were received for development of the Polaris in exchange for a royalty of 3.0% of Polaris sales annually until the entire grant sum has been repaid. The balance owed to the Office of the Chief Scientist was $0.3 million as of December 31, 2003. As a percentage of revenues, research and development expenses decreased from 10.9% in 2002 to 5.3% in 2003. This decrease primarily was caused by an increase in sales.

        Selling and Marketing Expenses. Selling and marketing expenses increased $8.1 million, from $5.8 million in 2002 to $13.9 million in 2003. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs associated with the expansion of our North American sales force, increased activities in Europe and Asia-Pacific, and the commencement of our sales efforts in South America. As a percentage of revenues, selling and marketing expenses decreased from 50.6% in 2002 to 39.7% in 2003. This decrease was primarily due to the increase in our sales in 2003 and due to the investment in our North American selling and marketing operations in 2002.

        General and Administrative Expenses. General and administrative expenses increased $0.6 million, from $0.3 million in 2002 to $0.9 million in 2003. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions. As a percentage of revenues, general and administrative expenses decreased from 3.0% in 2002 to 2.5% in 2003.

        Settlement and Legal Costs. Expenses of $0.6 million in 2002 and $6.2 million in 2003 were attributable to settlement and litigation costs associated with litigation with Lumenis Ltd.

        Financial Income. Financial income increased $0.6 million, from $0.3 million in 2002 to $0.9 million in 2003. The increase in financial income was primarily attributable to interest earned on our increasing cash balances and investments in 2003. As a percentage of revenues, financial income increased from 2.4% in 2002 to 2.5% in 2003.

        Taxes on Income. Income taxes increased $0.2 million, from $0.0 million in 2002 to $0.2 million in 2003. As an “Approved Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and we pay taxes only on income from other sources. Our subsidiaries had loss carryforwards of approximately $1.8 million in 2002 as compared to approximately $5.8 million in 2003. We have recorded a valuation allowance for these losses since it is more likely than not that we will not be able to offset such losses against future income.

Deferred Stock-Based Compensation

        We record deferred stock-based compensation for financial reporting purposes under the guidance of Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” and provide pro forma information under Statement for Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation.” (See Note 2(m) to the Notes to our Consolidated Financial Statements). We grant options to our employees, directors and consultants. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenues, selling and marketing expenses, research and development expenses, and general and administrative expenses. Deferred stock-based compensation granted from 2001 through December 31, 2004 was $1.35 million, with accumulated amortization of $1.0 million. The remaining $0.35 million will be amortized over the vesting periods of the options, generally three to four years from the date of grant. We expect to record amortization expense for employee and director deferred stock-based compensation as follows:

Year	Amount

2005	$0.15 million
2006	$0.10 million
2007	$0.10 million

        In 2005, we will implement Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Pursuant to SFAS No. 123(R) we will recognize compensation costs related to employee stock option plans based on the fair value of the options, which we expect will likely increase the expenditures associated with our incentive stock option plan.

Quarterly Results of Operations

        The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2004. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this annual report. The operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year. As an accommodation to our customers we sell accessory devices manufactured, sold and serviced by others at the same prices that such devices can be purchased from the manufacturers’ representatives. In connection with preparing our 2004 financial statements, we decided to include the net amount received from such sales in revenues in accordance with EITF 99-19. Prior to this decision, revenues for the quarters ended March 31, June 30 and September 30, 2004 had been reported on the basis of including the full sales price of accessories in revenues and the associated cost in cost of revenues. As a result, revenues and cost of revenues as previously reported were each $180 greater in the quarter ended March 31, 2004, $350 greater in the quarter ended June 30, 2004 and $236 greater in the quarter ended September 30, 2004. Sales of accessories were not significant prior to the quarter ended March 31, 2004.

	Three months ended
	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004
	(unaudited) (in thousands)

Revenues	$6,614	$8,083	$8,401	$11,923	$12,130	$13,367	$14,908	$17,513
Cost of revenues	871	987	1,018	1,563	1,440	1,409	1,715	2,350

Gross profit	5,743	7,096	7,383	10,360	10,690	11,958	13,193	15,163
Operating expenses:
Research and development, net	326	238	584	553	647	506	806	1,119
Selling and marketing, net	2,814	3,386	3,726	3,974	4,455	4,736	4,866	5,568
General and administrative	137	170	227	344	243	396	852	1,234
Settlement and legal costs	398	602	605	4,620	–	–	–	–

Total operating expenses	3,675	4,396	5,142	9,491	5,345	5,638	6,524	7,921

Operating income (loss)	2,068	2,700	2,241	869	5,345	6,320	6,669	7,242
Financial income (expense), net	203	123	44	511	163	235	756	1,230
Income (loss) before taxes on income	2,271	2,823	2,285	1,380	5,508	6,555	7,425	8,472
Taxes on income	–	–	–	170	45	120	175	280

Net income (loss)	$2,271	$2,823	$2,285	$1,210	$5,463	$6,435	$7,250	$8,192

Net earnings (loss) per share:
Basic	$0.14	$0.17	$0.13	$0.07	$0.32	$0.39	$0.37	$0.37

Diluted	$0.12	$0.13	$0.11	$0.06	$0.26	$0.30	$0.29	$0.30

Weighted-average number of shares used in
actual per share calculations:
Basic	16,398	16,398	17,435	17,027	17,006	16,534	19,719	22,001

Diluted	19,330	20,385	21,569	20,369	21,232	21,113	25,006	27,207

As a Percentage of Total Sales:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	13.2	12.2	12.1	13.1	11.9	10.5	11.5	13.4

Gross profit	86.8	87.8	87.9	86.9	88.1	89.5	88.5	86.6
Operating expenses:
Research and development, net	4.9	2.9	7.0	4.6	5.3	3.8	5.4	6.4
Selling and marketing, net	42.5	41.9	44.4	33.3	36.7	35.4	32.6	31.8
General and administrative	2.1	2.1	2.7	2.9	2.0	3.0	5.7	7.0
Settlement and legal costs	6.0	7.4	7.2	38.7	–	–	–	–

Total operating expenses	55.5	54.3	61.3	79.6	44.1	42.2	43.8	45.2

Operating income (loss)	31.3	33.4	26.7	7.3	44.1	47.3	44.7	41.4
Financial income (expense), net	3.1	1.6	0.5	4.3	1.3	1.8	5.1	7.0
Income (loss) before taxes on income	34.4	35.0	27.2	11.6	45.4	49.0	49.8	48.4
Taxes on income	–	–	–	1.4	0.4	0.9	1.2	1.6

Net income (loss)	34.3%	35.0%	27.2%	10.2%	45.0%	48.1%	48.6%	46.8%

        We expect that the amount and timing of our sales expenses will vary from quarter to quarter depending on our level of actual and anticipated business activities.

        Our sales and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. See “Item 3.D Risk Factors – Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.”

B.	LIQUIDITY AND CAPITAL RESOURCES

        From December 31, 2002 through August 10, 2004, we funded our operations principally from private placements of preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. Except for $0.2 million raised from the exercise of warrants in 2003, we were not able to raise additional capital during the pendency of the Lumenis litigation and funded our operations entirely through cash flow from operations.

        As of March 31, 2005, we did not have any outstanding or available debt financing arrangements. As of December 31, 2004, we had working capital of $95.1 million, and our primary source of liquidity was $93.5 million in cash, cash equivalents and marketable securities and cash flow from operations.

        We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the foreseeable future. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those associated with our ordinary shares and could contain covenants that would restrict our operations. We cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all.

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $2.3 million in 2002, $14.4 million in 2003 and $22.6 million in 2004. The change in net cash provided by operating activities reflects the growth in sales activity as well as our increased profitability and increasing levels of collection of accounts receivables netted against other working capital items. During 2004, trade receivables and other accrued liabilities increased significantly as a result of increased sales. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow requiring an increase in our required level of working capital.

        Net Cash Used in Investing Activities. Net cash used in investing activities was $(0.3) million in 2002, $(12.0) million in 2003 and $(70.0) million in 2004. Cash used in investing activities is primarily attributable to short- and long-term investment of cash. For the year ended December 31, 2002, we invested $0.2 million in capital expenditures, consisting primarily of lab equipment, test equipment, computers, software and ERP software. For the year ended December 31, 2003, we invested $0.3 million in capital expenditures consisting primarily of lab equipment, test equipment, computers, software and ERP software. For the year ended December 31, 2004, we invested $1.5 million and we expect that our capital expenditures will be approximately $1 million in 2005. Our capital expenditures in 2004 consisted primarily of purchases of a patent, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2005 to consist of the same types of capital expenditures that we had in 2004.

        Net Cash Provided By (Used in) Financing Activities. Net cash provided by (used in) financing activities was $1.3 million in 2002, $(0.4) million in 2003 and $53.7 million in 2004. Net cash provided in 2002 was primarily attributable to the issuance of our preferred and ordinary shares and to a lesser extent the incurrence of short-term indebtedness. The use of cash in 2003 was primarily attributable to the repurchase of a portion of our preferred shares and the repayment of our outstanding indebtedness. Net cash provided by financing activities in 2004 was primarily attributable to the proceeds of our initial public offering.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by a research and development staff consisting of 23 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments.

        Our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $1.2 million in 2002, $1.9 million in 2003 and $3.1 million in 2004. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

        In 2004, we continued our sales momentum and increased sales from $35 million in 2003 to $58 million in 2004. The increase in sales is attributed to the introduction of new platforms to our portfolio (the Comet, the Vela and the Galaxy) and to the expansion of our marketing and sales network in Asia, Europe and South America. We have recently received a 510(k) premarket clearance from the FDA for our Vela platform and believe that our ability to market and sell this platform in the United States would further increase our sales in the future.

        In 2004, we increased our production capacity through all three outsourcing companies that are serving Syneron as sub-contractors. In 2004, we did not increase the average selling price of our platforms.

        We intend to continue the development of new products and procedures in the medical aesthetic market in order to maintain the growth in revenue and net income. We currently do not foresee any change in a major trend that can have a material affect on our revenue, profitability and liquidity.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual commitments as of December 31, 2004 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating leases	$428	$245	$183	$–	$–
Settlement and litigation	1,464	1,464	–	–	–

Total	$1,892	$1,709	$183	$–	$–

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of March 31, 2005:

Name	Age	Position(s)

Dr. Shimon Eckhouse	59	Chairman of the Board of Directors and Director
Moshe Mizrahy	52	Chief Executive Officer and Director
Dr. Michael Kreindel	38	Chief Technology Officer and Director
David Schlachet	59	Chief Financial Officer
Domenic Serafino	43	President of Syneron Inc. and Syneron Canada Corporation
Marshall Butler	77	Director
*Dr. Hadar Ron	45	Director
Dr. Michael Anghel	66	External Director
Dan Suesskind	61	External Director

        * Dr. Hadar Ron resigned from the board of directors in May 2005. We intend to elect a new director to replace Dr. Ron on our board of directors promptly.

        Dr. Shimon Eckhouse has served as the chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd. and Edge Medical Devices Ltd. and a director of WideMed Ltd., ColorChip Ltd., Ventor Medical Technologies Ltd. and Matteris Ltd. Dr. Eckhouse was a co-founder of ColorChip and served as its active chairman from 2003 to January 2004 and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the Board of Directors of the Technion Israeli Institute of Technology.

        Moshe Mizrahy has served as our chief executive officer since 2001 and has been a member of our board of directors since November 2001. Mr. Mizrahy is a director of Galil Winery. From 1996 until 2001, Mr. Mizrahy’s primary business was as the founder and owner of Business Strategy Group, a strategic planning consulting group. Mr. Mizrahy served as corporate engineering and strategic planner with AVX-Kyocera Corporation, an electronic components and devices company, from 1980 to 1986. Mr. Mizrahy served as president of Zag Industries Ltd., a manufacturer of consumer plastic products. Mr. Mizrahy holds a B.Sc. in industrial engineering from the Tel-Aviv University in Israel and an M.B.A. from Pace University in New York, New York.

        Dr. Michael Kreindel has served as our chief technology officer and a member of our board of directors since our inception in July 2000. From 1994 to 2000, Dr. Kreindel was first a senior scientist and then project and program manager in ESC Sharplan. Dr. Kreindel was leader of a scientific group in the Institute of Electrophysics in Russia. Dr. Kreindel has an M.A. in experimental and plasma physics from the Ural Politechnical Institute in Russia and a Ph.D. in pulsed power, gas discharge and plasma physics from the Institute of Electrophysics in Russia.

        David Schlachet has served as our chief financial officer since July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed companies Pharmos Inc. and Compugen Ltd. and is a director of Israel Discount Bank. In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd. and Edgar Investments and Developments Ltd., as well as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from the Tel-Aviv University.

        Domenic Serafino has served as the president of Syneron Inc. and Syneron Canada Corporation since 2002. From March 1996 to January 2002, Mr. Serafino served as president and chief operation officer of the Sigmacon Group, a Canadian company specializing in marketing, sales and service of aesthetic medical products. Mr. Serafino is a graduate in marketing management from Centennial College of Applied Arts & Technology in Ontario, Canada.

        Marshall Butler has served as a director since October 2003. Mr. Butler is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund since 1996. Mr. Butler is a director of Shellcase Ltd., Galil Medical Ltd., New York State Council of Humanities and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as chief executive officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Venture Capital from 1990 to 1994. Mr. Butler is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, Mr. Butler received the Israeli Prime Minister’s award for his contribution to Israeli industry. In 2001, he received an Honoree Doctorate from the Technion Institute.

        Dr. Hadar Ron has served as a director from January 2002 until May 2005, when she resigned from our board of directors. Dr. Ron has served as the managing director of Israel Healthcare Ventures Ltd. since March 2001. Dr. Ron was employed by Shiloch-Harel Insurance Group, Tel Aviv, Israel, as head of the claims department from 1996 to 2001. Dr. Ron holds M.D. and L.L.B. degrees from Tel Aviv University in Israel and has studied at the School of Business Administration at Tel Aviv University.

        Dr. Michael Anghel has served as a director since November 2004. Since 2004, Dr. Anghel has served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the chief executive officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1980, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel also served as a director of major publicly listed corporations and a number of financial institutions and providence funds. Dr. Anghel is currently a director of PowerDsine Ltd. and Orbotech Ltd. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University teaching in the areas of finance and corporate strategy. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

        Dan Suesskind has served as a director since November 2004. Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. since 1976, including as a director, from 1981 until 2001, and chief financial officer since 1978. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind is a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, board member of First International Bank and a board member of Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal.

B.	COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (three out of the five persons) for the year ended December 31, 2004 was approximately $45,800. This amount includes payment to our Chairman of the Board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we and our subsidiaries paid to the officers as a group (four persons) for the year ended December 31, 2004 was approximately $0.7 million. This amount includes approximately $0.15 million which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2004, other than reimbursements for travel expenses.

        As of March 31, 2005, there were outstanding options to purchase 800,160 ordinary shares granted to our directors and officers (five persons), at exercise prices ranging from $0.07 to $25. 677,160 of these options shall expire in the year 2010 and the remainder 123,000 options shall expire in the year 2011.

        For a description of the plans pursuant to which such options were granted please see Item 6.E below.

C.	BOARD PRACTICES

Board of Directors

        In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than 11 and no fewer than three directors. Our board of directors consists of six directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in June 22, 2005, the term of the first class, consisting of Dr. Kreindel and Mr. Mizrahy, expired, and they were re-elected for an additional three-year terms. At our annual general meeting to be held in 2006, the term of the second class, consisting of Mr. Butler and a director to be elected in replacement of Dr. Ron, who resigned from the board of directors in May 2005, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Dr. Eckhouse, will expire and the director elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class. The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Companies Law).

        We have employment and consultancy agreements with our principal executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry. In addition, these agreements provide for up to six months of liquidation fees in certain events of termination of employment. Agreements with our directors (serving in that capacity) do not provide for benefits upon termination of employment.

External Directors

        We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors. Our external directors are Dr. Anghel and Mr. Suesskind.

        A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employees or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, however, service as a director for a period of no more than three months during which we first offer our shares to the public is not considered a prohibited affiliation.

        A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

        External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

—	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

        The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director as soon as practicable.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of external directors must be determined prior to their consent to serve as an external director.

Committees of the Board of Directors

        Our board of directors has established three standing committees, the audit committee, the compensation committee and the nominating and governance committee.

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s relatives. In addition, under the listing requirements of the Nasdaq National Market, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq National Market listing requirements. The rules of the Nasdaq National Market also require that at least one member of the audit committee be a financial expert.

        Our audit committee, acting pursuant to a written charter, is comprised of Dr. Anghel, who has been designated as the audit committee financial expert and Mr. Suesskind. Dr. Ron, who was also a member of the audit committee, resigned from our board of directors in May 2005. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. We intend to elect a new director to replace Dr. Ron on our board of directors and committees of the board promptly.

        The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel and Mr. Butler. Dr. Ron, who was also a member of the compensation committee, resigned from our board of directors in May 2005. We intend to elect a new director to replace Dr. Ron on our board of directors and committees of the board promptly. The composition and functions of the compensation committee meet the requirements of the Nasdaq National Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

        Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel and Mr. Butler. Dr. Ron, who was also a member of the nominating and governance committee, resigned from our board of directors in May 2005. We intend to elect a new director to replace Dr. Ron on our board of directors and committees of the board promptly. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the rules of the Nasdaq National Market, with which we comply voluntarily.

Internal Auditor

        Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ezra Yehuda, C.P.A. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

D.	EMPLOYEES

        The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2002	2003	2004

Management, administration and operations	6	17	37
Research and development	6	11	23
Selling and marketing	20	28	56
Total	32	56	116

Israel	12	20	34
North America	15	29	72
Asia-Pacific	1	1	2
Germany	4	6	8

        Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Labor and Welfare. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, insurance for work-related accidents, determination of severance pay and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

        Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2004, our accrued severance pay funds totaled $0.2 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2005 by our officers and directors:

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 31, 2005 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 24,634,298 ordinary shares outstanding on March 31, 2005.

	Number	Percent

Executive Officers
and Directors:
Dr. Shimon Eckhouse(1)	2,629,147	10.7%
Moshe Mizrahy(2)	1,338,700	5.4%
Dr. Michael Kreindel	2,279,000	9.3%
David Schlachet	–	–
Domenic Serafino(3)	546,160	2.2%
Marshall Butler(4)	201,810	0.8%
Dr. Hadar Ron(5)	1,402,696	5.7%
Dr. Michael Anghel(6)	4,000	0.01%
Dan Suesskind(7)	4,000	0.01%
All directors and executive
officers as a group
(9 persons)	8,405,513	34.1%

(1)	Includes 2,287,331 shares held by Starlight Capital Ltd. and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares.
(2)	Includes 1,338,700 shares that are beneficially owned by M.N.M.M. Holdings Ltd. Moshe Mizrahy and his wife Nitzan Mizrahy are the beneficial owners of M.N.M.M. Holdings Ltd.
(3)	Includes options to purchase 541,160 ordinary shares that are exercisable in the next 60 days, for an exercise price of $0.07 and that expire in May 2010 and options to purchase additional 5,000 ordinary shares that are exercisable in the next 60 days for an exercise price of $25.75 and that expire in December 2011.
(4)	Includes options to purchase 136,000 of our ordinary shares that are exercisable in the next 60 days, for an exercise price of $ 0.14 per share and that expire in May 2010.
(5)	Dr. Hadar Ron resigned from our board in May 2005. Dr. Ron is the Managing Director of Israel Healthcare Ventures, Ltd., which is the general partner of Israel HealthCare Ventures LP, which held, as of March 31, 2005, 1,402,696 of our ordinary shares. Dr. Hadar Ron disclaimed beneficial ownership of the shares held of record by Israel HealthCare Ventures LP. In June 2005, Israel Healthcare Ventures, Ltd. informed us that it sold all or substantially all of its holdings in Syneron.
(6)	Includes options to purchase 4,000 ordinary shares that are exercisable in the next 60 days for an exercise price of $25.75 and that expire in December 2011.
(7)	Includes options to purchase 4,000 ordinary shares that are exercisable in the next 60 days for an exercise price of $25.75 and that expire in December 2011.

Employee Benefit Plans

        Prior to the adoption of the 2004 Plans, we maintained one equity incentive plan adopted in 2003, which served as an umbrella plan for all of our employees, directors, officers and other eligible persons worldwide. Prior to the 2003 Plan, we granted options according to individual agreements with the grantees, without adopting a specific plan.

        As of December 31, 2004, we had 4,476,761 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

        On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan.

        During the period from August 2004 to December 2004, we granted 664,000 options under the 2004 Plans.

        We adopted both the 2003 Plan and the 2004 Israel Plan under Section 102 of the Israeli Income Tax Ordinance.

        Options granted to employees under the 2003 Plan generally vest over three to four years from the grant date. Any option not exercised within seven years of the grant date will expire unless extended by the board of directors. If we terminate the engagement with a grantee for cause, all of his or her vested and unvested options expire immediately. If we terminate the engagement with a grantee for any other reason or the grantee resigns, the grantee may exercise his or her vested options within six months of the date of termination. A grantee who terminates his or her engagement with us due to death or disability may exercise his or her options (or in case of death – by the estate or the legal successor of the grantee) within 12 months of the date of death or disability. In case of retirement, the post-retirement period of exercise is set at the discretion of the Board or the compensation committee. Any expired or terminated options return to the plan and are automatically cancelled.

        Under the 2003 Plan, we have granted to our directors, officers, employees and consultants and those of any of our subsidiaries, options to purchase our ordinary shares. Since May 12, 2004, all option grants to our Israeli employees have been issued under the 2004 Israel Plan and, unless we adopt a new plan, all such grants in the future will be issued under the 2004 Israel Plan. The 2004 Israel Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections made by us, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, Israeli employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for Israeli tax purposes.

        Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2004 Israel Plan or future plans. In approving the 2004 Israel Plan, the board of directors selected the capital gains tax treatment described above.

        Under the 2004 United States, Canada and Rest of World Plan, we may grant to our non-Israeli directors, officers, employees and consultants, options to purchase our ordinary shares. These plans were adopted to allow favorable tax treatment for our United States and Canadian directors, officers, employees and consultants. Since May 12, 2004, all option grants to our non-Israeli employees have been issued under the 2004 United States, Canada and Rest of World Plan and, unless we adopt a new plan, all such grants in the future will be issued under the 2004 United States, Canada and Rest of World Plan.

        Each of the 2004 Plans expires in 2014 and has an evergreen provision which automatically increases the pool of ordinary shares reserved under the Plans at the beginning of each calendar year.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table sets forth information, as of March 31, 2005, regarding the beneficial ownership of our ordinary shares by each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 24,634,298 ordinary shares outstanding as of March 31, 2005.

	Shares	Percentage

M.N.M.M. Holdings Ltd.(1)	1,338,700	5.4%
Dr. Michael Kreindel	2,279,000	9.3%
Starlight Capital Ltd.(2)	2,287,331	9.3%
Lintech International Inc.(3)	1,980,822	8.0%
Israel HealthCare
Ventures LP(4)	1,402,696	5.7%
Sprott Asset Management Inc.	1,370,250	5.6%

(1)	Includes 1,338,700 shares that are beneficially owned by M.N.M.M. Holdings Ltd. Moshe Mizrahy and his wife Nitzan Mizrahy are the beneficial owners of M.N.M.M. Holdings Ltd.
(2)	A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares as well.
(3)	Lintech International Inc. is wholly owned by a trust that was created for the benefit of the issue of Beryl Levey. In June 2005, Lintech International Inc. informed us that it sold all or substantially all of its shares in Syneron.
(4)	Dr. Hadar Ron, who was one of our directors until May 2005, is the Managing Director of Israel Healthcare Ventures, Ltd., which is the general partner of Israel HealthCare Ventures LP. Dr. Hadar Ron disclaims beneficial ownership of the shares held of record by Israel HealthCare Ventures L.P. Israel HealthCare Ventures LP informed us that it sold all or substantially all of its holdings in June 2005.

        To our knowledge, the only significant changes in the percentage ownership by our major shareholders during the past three years have been the dilution in their percentage ownership as a result of our initial public offering in 2004, sales by major shareholders in our underwritten secondary offering in March, 2005, and purchases by Sprott Asset Management Inc. in the public market subsequent to our underwritten secondary offering.

        To our knowledge, as of March 31, 2005, we had 9* stockholders of record who were registered with addresses in the United States. These United States holders were as of such date, the holders of record of approximately 55.2%* of our outstanding shares.

________________________________ * Includes the Depository Trust Company

B.	Related Party Transactions

Officers and Directors

        In November 2003, we granted Marshall Butler options to purchase 50,000 Series A preferred shares at a purchase price of $3.00 per share, exercisable until February 28, 2004. In February 2004, Marshall Butler exercised options to purchase 50,000 Series A Preferred shares in full, which were converted into ordinary shares on a 3.4 for one basis upon the closing of our initial public offering (which equals 170,000 ordinary shares). Marshall Butler is one of our board members. In November 2003, we also granted Marshall Butler options to purchase up to 136,000 ordinary shares at an exercise price of $0.14 per share.

Registration Rights

        Our underwritten secondary offering of March 2005 covered 4,701,424 of the 13,422,649 ordinary shares held by holders entitled to registration rights. In the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their remaining ordinary shares in such registration, subject to certain marketing cutbacks and other limitations. After our underwritten secondary offering of March 2005, the holders of at least 50% of these securities will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form F-3, subject to conditions and limitations.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements for the year ended December 31, 2004 are included in this annual report under Item 18.

Legal Proceedings.

        On July 23, 2004, Thermage, Inc. sued us in the United States District Court for the Northern District of California, for patent infringement, seeking an injunction against infringing their patent rights and unspecified damages. A preliminary injunction sought by Thermage against the sale of our Polaris WR wrinkle treatment device in the United States was denied. Thermage subsequently amended its complaint to include claims of infringement of five additional patents. We have denied Thermage’s allegations and have filed a counterclaim for injunctive relief and damages, alleging that Thermage is infringing a patent we acquired in 2004. In June 2005, we reached an agreement with Thermage which settled both parties’ claims against each other. Under this agreement each party grants the other a non-exclusive paid-up license under the patents in suit and related patents. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million. The license granted to Thermage excludes the right to utilize our ELOS technology and the license granted to us excludes the right to utilize Thermage’s monopolar RF and capacitive electrical coupling. Both parties admitted validity of all patents in the litigation, but neither admitted any wrongdoing or liability.

        On July 29, 2004, Shladot Metal Works, a privately owned Israeli company, sued us and Dr. Eckhouse in a Haifa, Israel court, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shladot’s Israeli patent and seeks damages in the amount of NIS 10 million (approximately US $2.3 million), an injunction and an order that Dr. Eckhouse transfer his Syneron ordinary shares to Shladot. On October 10, 2004, we filed a counterclaim for damages against Shladot, its chairman Mr. Arye Fridenson, and Dr. Rachel Lubart. Dr. Eckhouse and we believe that we both have meritorious defenses to the Shladot suit and intend to defend it vigorously. We also believe we have a meritorious counterclaim against Shladot, its chairman Mr. Arye Fridenson and Dr. Rachel Lubart.

        Please also see “Item 3.D Risk Factors – Existing and Future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.”

Policy on Dividend Distribution

        We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business. We have decided to reinvest the amount of tax-exempt income derived from out “Approved Enterprise” status and not to distribute that income as dividends.

B.	SIGNIFICANT CHANGES

        Except for the exercise of options to purchase 1,264,174 ordinary shares by certain selling shareholders under our March 2005 underwritten secondary public offering, no significant change in the number of shares outstanding has occurred since the date of the annual financial statements included elsewhere in this report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol “ELOS.”

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)
	HIGH	LOW

During the last year:
2004 (beginning with August 9, 2004)	$39.00	$8.99

During the last six months:
December 2004	31.47	24.06
January 2005	32.00	23.05
February 2005	31.75	25.17
March 2005	34.31	27.92
April 2005	33.30	25.02
May 2005	33.91	25.04

During each fiscal quarter of 2004 and 2005:

Third Quarter 2004 (beginning with August, 2004)	$18.91	$8.99
Fourth Quarter 2004	39.00	15.58
First Quarter 2005	34.31	23.05

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Number and Purposes of the Company

        Our registration number with the Israeli Companies Registrar is 51-298651-4. Pursuant to Section 4 of our Articles of Association we may engage in any type of lawful business as may be determined by our board of directors from time to time.

Dividend and Liquidation Rights

        Holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

        Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

        These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

        Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 40.0% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

        Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, one fourth of the nominated directors, one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

        Most shareholders’ resolutions, including resolutions to:

—	amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

—	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

—	authorize a new class of shares, elect directors, other than external directors;

—	appoint auditors; or

—	approve transactions with certain office holders;

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. In most cases these actions will not require the approval of a special majority.

Ownership of Shares; Transfer of Shares; Notices

        Our articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to individuals and entities that are residents of countries in a state of war with Israel, and except with respect to entities which are controlled by residents of countries in a state of war with Israel.

        Our fully paid ordinary shares are issued in registered form and are freely transferable under our articles of association.

        Under the Companies Law, shareholders’ meetings require prior notice of at least 21 days.

Modification of Class Rights

        The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class.

Election of Directors

        Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        See “Item 6.C Board Practices” regarding our staggered board.

Anti-Takeover Provisions; Mergers and Acquisitions

        Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Companies Law, a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

        Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 30 days have passed from the time that the shareholders of each company approved the merger proposal and 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies.

        Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 50% of the voting rights.

        Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10.E – Taxation – Israeli Taxation.”

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Listing

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol “ELOS.”

Approval of Related Party Transactions under Israeli Law

Office Holders

        The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management – Executive Officers and Directors” is an office holder under the Companies Law.

        Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

        Compensation. Under the Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our compensation committee is required to approve the compensation of all office holders. Arrangements regarding the compensation of directors require audit committee, board and shareholder approval.

        Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact of that the office holder is also a shareholder in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

        The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Approval of the audit committee, the board of directors and our shareholders is required for:

—	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

—	employment of a controlling shareholder.

        The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

—	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

—	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

—	any amendment to the articles of association;

—	an increase in the company's authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

        A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness.

Exculpation, Indemnification and Insurance of Directors and Officers

        Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders where the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

        Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification must be limited to foreseeable types of events and reasonable amounts, as determined by the board of directors.

        Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

        Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

        A company may exculpate an office holder for a breach of duty of care, but only in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company.

        Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 50.0% of the shareholders equity outstanding at the time a claim for indemnification is made.

C.	MATERIAL CONTRACTS

        For a description of the material terms of our Patent License and Settlement Agreement with Lumenis Inc. and Lumenis Ltd., and of our Patent License and Settlement Agreement with Thermage, Inc., please see “Item 4.B Business Overview – Intellectual Property.”

        For a short description of the material terms of our agreements with our manufacturers, please see “Item 4.B Business Overview – Manufacturing.”

D.	EXCHANGE CONTROLS

        Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

E.	TAXATION

        The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

ISRAELI TAXATION

        The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at a rate that is 34% for the 2005 tax year. This rate was 35% in the 2004 tax year and will be 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year). However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

—	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

—	Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to rules that were modified as of January 1, 1999.

Law for the Encouragement of Capital Investments, 1959

        The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

        We have two Approved Enterprise Programs under the Capital Investments Law, which entitles us to tax benefits. The second program was approved on January 23, 2005. The Approved Enterprise Programs granted to us are defined in the Capital Investments Law as Alternative Benefits Programs, which allow for a ten year exemption for undistributed income provided such ten year term falls within 14 years from the approval and 12 years from commencement of operations. Undistributed income derived from our Approved Enterprise is exempt from tax as stated above, commencing on the first year in which we generate taxable income from the Approved Enterprise. If we distribute a dividend from income that is tax exempt, we would have to pay 10% to 25% tax in respect of the amount distributed depending on the level of foreign investment in our company.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

        Income derived from other sources, other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate. This rate was 35% in the 2004 tax year, is 34% in the 2005 tax year, and will be 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year).

Law for the Encouragement of Industry (Taxes), 1969

        We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

        The following corporate tax benefits, among others, are available to Industrial Companies:

—	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	accelerated depreciation rates on equipment and buildings;

—	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

—	expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

        Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25% (15% on dividends paid from income derived from our Approved Enterprise), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%, regardless of whether the underlying income is derived from an Approved Enterprise.

Tax Reform

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israel taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The adoption of the tax reform did not have a material impact on us.

Capital Gains Taxes Applicable to Israeli Resident and Non-Israeli Resident Shareholders.

        Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

        As mentioned above, on January 1, 2003 the Law for Amendment of the Income Tax Ordinance, known as the tax reform, came into effect thus imposing capital gains tax at a rate 15% on gains derived from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that the selling individual or entity did not apply for deduction of interest expenses and linkage differential with respect to the securities sold and provided further that the sale is not made to a related party of the seller. This tax rate does not apply to (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) – 1985; or (3) shareholders who acquired their shares prior to an initial public offering. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Nasdaq National Market provided such shareholders did not acquire their shares prior to an initial public offering and do not have a permanent establishment in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

        In addition, pursuant to the Convention Between the Governments of the United States and Israel with respect to Taxes of Income, as amended, or the United States-Israel Tax Treaty, the sale exchange or disposition of ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition or ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable.

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

        Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

        Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who hold the ordinary shares as capital assets for U.S. federal income tax purposes. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

—	citizen or resident of the United States;

—	a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations);

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

        The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of March 31, 2005. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares as compensation for the performance of services;

—	tax-exempt organizations;

—	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States;

—	persons having a functional currency other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

        This discussion also does not consider the tax treatment of persons or partnerships who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

        We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

        We have never paid cash dividends and we do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

        A non-corporate U.S. holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. For purposes of determining whether U.S. holders will have “qualified dividend income”, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

(b)	that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

        In addition, under current law a U.S. holder must generally hold his ordinary shares for more than 60 days during the 120 day period beginning 60 days prior to the ex-dividend date.

        Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “foreign investment company” or a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “foreign investment company” or a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “– Passive Foreign Investment Company Considerations” below. The reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2008.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        In the event there is an Israeli income tax on gain from the disposition of ordinary shares, such tax should generally be the type of tax that is creditable for U.S. tax purposes; however, because it is likely that the source of any such gain would be a U.S. source, a U.S. foreign tax credit may not be available. U.S. shareholders should consult their own tax advisors regarding the ability to claim such credit.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

        Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a passive foreign investment company will be subject to the foregoing rules even if we cease to be a passive foreign investment company.

        We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for the current year or any future taxable year. Our belief that we will not be a passive foreign investment company for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a passive foreign investment company. Moreover, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a passive foreign investment company for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year.

        The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Back-up Withholding

        Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

(1)	U.S. person;

(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

(3)	a controlled foreign corporation;

(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose Untied States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

(6)	a U.S. branch of a foreign bank or insurance company.

        The back-up withholding tax rate is 28% for years through 2010. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

        In the case of payments by a payor or middleman to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a holder that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the Treasury regulations and payments that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

        The amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

F.	DIVDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

        A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the Securities and Exchange Commission may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov

        A copy of each document (or a translation thereof to the extent not in English) concerning Syneron Medical Ltd. that is referred to in this annual report on Form 20-F, is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 83.0% of our total revenues for the year ended December 31, 2004. Substantially all of the remaining 17.0% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. We currently do not use derivative financial instruments to hedge our exposure to exchange rate fluctuations.

        Interest Rate Risk. We do not have any outstanding loans and therefore, our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits.  The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 75% of our cash balances in bank deposits and the remainder primarily in securities issued by the United States, by non-U.S. governments and by high quality U.S and non U.S corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        At the closing of our initial public offering, all of our outstanding preferred shares were converted into ordinary shares. Amendments to articles of incorporation (relating only to ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

E.	USE OF PROCEEDS

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-117369), relating to the initial public offering of our ordinary shares, was August 5, 2004. The offering date was August 5, 2004. The offering was managed by Citigroup, CIBC World Markets and Stephens Inc. In the offering we sold 5,000,000 ordinary shares at a per share price of $12. Our net aggregate proceeds (after underwriting discount and expenses) amounted to approximately $54 million. The offering closed on August 11, 2004. In connection with our underwritten secondary offering of March 2005, certain of our option holders exercised options to purchase the ordinary shares that they sold in such secondary offering. We did not receive any proceeds from the sale of the ordinary shares offered by the selling shareholders in our underwritten secondary offering other than proceeds from such option exercises.

        The amount of the underwriting discount paid by us in the initial public offering was approximately $4.2 million and the expenses of the offering, not including the underwriting discount, were approximately $2.0 million, consisting of, among other things, SEC registration fees, NASD filings fees, Nasdaq National Market listing fees, Israel stamp duty and legal and accounting fees. Payment of these expenses were not direct or indirect payments to our directors, officers, major shareholders or affiliates.

        To date, the net proceeds of the offering were invested in term deposits in U.S. banks. We still intend to use the proceeds in the manner set forth in our prospectus of August 5, 2004.

ITEM 15.	CONTROLS AND PROCEDURES

        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Dr. Michael Anghel, who is an independent director (as defined under Rule 4200(a)(15) of the NASD market rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        In 2004, we adopted a Code of Business Conduct and Ethics, which applies to the Company’s directors, officers and employees, including the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. This Code has been posted on our website, www.syneron.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During the years 2003 and 2004, we paid the following fees for the professional services rendered by Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member of Ernst & Young Global:

	2003	2004
	(in thousands)	(in thousands)

Audit Fees	101,230	178,229
Audit Related Fees	–	175,000
Tax Fees	71,868	24,622
All Other Fees	44,800	6,173
Total	217,898	384,094

        Audit related services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, during 2004 were in connection with our initial public offering. Tax services rendered by Kost Forer Gabbay & Kasierer during 2003 and 2004 were in connection with our tax filings in Israel and North America. The amount comprising “All Other Fees” was paid for a transfer price survey in 2003 and for management of stock option plans in 2004.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following consolidated financial statements and related auditors’ report are filed as part of this annual report.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this annual report on Form 20-F:

1.1	Registrant’s Articles of Association*
1.2	Certificate Confirming Alteration of a Company's Name (English Translation)*
4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd.*^
4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd.*^
4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd.*^
4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd.*^
4.5	2003 Stock Option Plan*
4.6	2004 Israel Stock Option Plan*
4.7	2004 United States, Canada and Rest of World Stock Option Plan*
4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd.
8.	List of subsidiaries*
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

* Previously filed as an exhibit to the Registration Statement on Form F-1 with respect to the Registrant’s initial public offering.

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
SYNERON MEDICAL LTD.

        We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

Haifa, Israel
February 6, 2005

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

		December 31,
	Note	2003	2004

Current Assets
Cash and cash equivalents		$6,153	$12,468
Short-term deposits	3	–	57,893
Marketable securities	4	11,410	23,071
Trade receivables (net of allowance for doubtful accounts of
$21and $263 as of December 31, 2003 and 2004, respectively)		4,845	8,628
Other accounts receivables and prepaid expenses	5	957	1,532
Inventories	6	1,487	3,134

Total current assets		24,852	106,726

Long-Term Assets
Severance pay fund		120	196
Long-term bank deposit and others	7	1,035	28
Long-term trade receivables		488	754
Property and equipment, net	8	504	842

Total long-term assets		2,147	1,820

Other assets	9	–	1,000

Total assets		$26,999	$109,546

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

		December 31,
	Note	2003	2004

Current Liabilities
Trade payables		$2,208	$1,520
Other current liabilities	10	8,131	10,135

Total current liabilities		10,339	11,655

Long-Term Liabilities
Deferred revenues		2,184	3,276
Litigation settlement fee		900	–
Accrued severance pay		135	214

Total long-term liabilities		3,219	3,490

Commitments and Contingent Liabilities	11
Shareholders' Equity	12

Ordinary shares of NIS 0.01 par value:
Authorized 20,373,477 and 100,000,000 shares as of December 31,
2003 and 2004, respectively
Issued and outstanding 4,692,000 and 23,288,820 shares as of
December 31, 2003 and 2004, respectively		3	54
Convertible Preferred A shares of NIS 0.01 par value:
Authorized 2,942,722 and 0 shares as of December 31, 2003
and 2004, respectively
Issued and outstanding 2,562,722 and 0 shares as of
December 31, 2003 and 2004, respectively		7	–
Convertible Preferred B shares of NIS 0.01 par value:
Authorized 1,065,079 and 0 shares as of December 31, 2003
and 2004, respectively
Issued and outstanding 1,065,079 and 0 shares as of
December 31, 2003 and 2004, respectively		2	–
Additional paid-in capital		4,688	58,595
Accumulated other comprehensive income (loss)		168	(74)
Deferred stock compensation		(473)	(325)
Treasury shares – 120,000 Convertible Preferred A shares as of
December 31, 2003 and 662,874 Ordinary Shares as of
December 31, 2004		(226)	(461)
Retained earnings		9,272	36,612

Total shareholders' equity		13,441	94,401

Total liabilities and shareholders' equity		$26,999	$109,546

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

		December 31,
	Note	2002	2003	2004

Revenues		$11,500	$35,021	$57,918

Cost of revenues		2,024	4,439	6,914

Gross profit		9,476	30,582	51,004

Operating expenses
Research and development		1,248	1,854	3,078
Less-participation by the Office of the Chief Scientist		244	153	–

Research and development, net		1,004	1,701	3,078
Selling and marketing		5,819	13,900	19,625
General and administrative		342	878	2,725
Settlement and related legal costs*	11(c)	612	6,225	–

Total operating expenses		7,777	22,704	25,428

Operating income		1,699	7,878	25,576
Financial income, net	14	272	881	2,384

Income before taxes on income		1,971	8,759	27,960

Taxes on income	13	–	170	620

Net income		$1,971	$8,589	$27,340

Basic net earnings per share	16, 2(n)	$0.12	$0.51	$1.45

Diluted net earnings per share		$0.10	$0.42	$1.14

Weighted average number of shares used in per share
calculations (in thousands):
Basic		16,398	16,814	18,917

Diluted		18,780	20,512	24,083

* For the year ended December 31, 2002, this number represents legal costs only.

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(U.S. dollars in thousands)

	Share Capital			Additional Paid-in Capital	Accumulated Other Compre- hensive Income (loss)	Deferred Stock Compen- sation	Treasury Shares	Retained Earnings	Total Share- holders' Equity	Total Compre- hensive Income
	Ordinary	Preferred
		A	B

Balances as of
January 1, 2004	$3	$7	$2	$4,688	$168	$(473)	$(226)	$9,272	$13,441
Issuance of Preferred A shares
net of issuance costs
of $1	–	*	–	149	–	–	–	–	149
Repurchase of Preferred A
shares from a shareholder	–	*	–	–	–	–	(235)	–	(235)
Issuance of Ordinary shares
net of issuance costs of
$6 million	39	–	–	53,663	–	–	–	–	53,702
Exercise of options	3	–	–	95	–	–	–	–	98
Conversion of Preferred A and
B Shares into ordinary
shares	9	(7)	(2)	–	–	–	–	–	–
Amortization of deferred
stock-based
compensation	–	–	–	–	–	148	–	–	148
Other comprehensive income:
Unrealized loss on available
for sale securities	–	–	–	–	(432)	–	–	–	(432)	$(432)
Reclassification adjustments
for gain included in net
income	–	–	–	–	190	–	–	–	190
Net income	–	–	–	–	–	–	–	27,340	27,340	27,340

Total comprehensive income										$26,908

Balance as of
December 31, 2004	$54	$–	$–	$58,595	$(74)	$(325)	$(461)	$36,612	$94,401

* Represents an amount less than $1

	Share Capital			Additional Paid-in Capital	Receipts on Account of Shares	Deferred Stock Compen- sation	Retained Earnings (Accum- ulated Deficit)	Total Share- holders' Equity	Total Compre- hensive Income
	Ordinary	Preferred
		A	B

Balances as of January 1, 2002	$3	$6	$–	$1,797	$850	$–	(1,288)	$1,368
Issuance of Preferred B shares
net of issuance costs of $55	–	–	2	1,943	(850)	–	–	1,095
Amortization of deferred
stock-based compensation	–	–	–	–	–	2	–	2
Non-employee stock-based
compensation	–	–	–	32	–	–	–	32
Deferred stock-based
compensation	–	–	–	8	–	(8)	–	–
Other comprehensive income:
Net income	–	–	–	–	–	–	1,971	1,971	$1,971

Total comprehensive income									$1,971

Balance as of
December 31, 2003	$3	$6	$2	$3,780	$–	$(6)	$683	$4,468

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(U.S. dollars in thousands)

	Share Capital			Additional Paid-in Capital	Accumulated Other Compre- hensive Income	Deferred Stock Compen- sation	Treasury Convertible Preferred A Shares	Retained Earnings	Total Share- holders' Equity	Total Compre- hensive Income
	Ordinary	Preferred
		A	B

Balances as of January 1, 2003	$3	$6	$2	$3,780	$–	$(6)	–	$683	$4,468
Exercise of warrants	–	1	–	146	–	–	–	–	147
Deferred stock-based
compensation	–	–	–	531	–	(531)	–	–	–
Amortization of deferred
stock-based
compensation	–	–	–	–	–	64	–	–	64
Non-employee stock-based
compensation	–	–	–	231	–	–	–	–	231
Repurchase of Preferred A
shares from a shareholder	–	–	–	–	–	–	(226)	–	(226)
Other comprehensive income:
Unrealized gain on available
for sale securities	–	–	–	–	168	–	–	–	168	$168
Net income	–	–	–	–	–	–	–	8,589	8,589	8,589

Total comprehensive income										$8,757

Balance as of
December 31, 2003	$3	$7	$2	$4,688	$168	$(473)	$(226)	$9,272	$13,441

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2002	2003	2004

Cash Flows From Operating Activities
Net income	$1,971	$8,589	$27,340
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation	60	84	143
Accrued severance pay, net	10	5	3
Increase in short-term and long-term trade receivables	(3,112)	(2,233)	(4,049)
Increase in other accounts receivable and prepaid expenses	(165)	(693)	(575)
Increase in inventories	(92)	(1,211)	(1,647)
Increase (decrease) in trade payables	781	1,363	(688)
Increase in other current liabilities	1,472	4,552	389
Increase (decrease) in long-term litigation settlement fee	–	900	(900)
Gain on available for sale securities	–	(341)	(396)
Stock-based compensation	34	295	148
Increase in deferred revenues	1,295	3,090	2,843
Loss on sales of property and equipment	–	5	3

Net cash provided by operating activities	2,254	14,405	22,614

Cash Flow From Investment Activities
Investment in short-term deposits	(50)	–	(56,873)
Purchase of available-for-sale securities	–	(11,258)	(17,759)
Proceeds from sale of available-for-sale securities	–	487	6,116
Payment for acquisition of long-term bank deposit and others	–	(1,031)	(13)
Purchase of property and equipment	(215)	(258)	(484)
Purchase of other assets	–	–	(1,000)
Proceeds from sale of property and equipment	–	34	–

Net cash used in investing activities	(265)	(12,026)	(70,013)

Cash Flows From Financing Activities
Short-term bank credit, net	184	(273)	–
Proceeds from issuance of ordinary and preferred shares, net	1,095	–	53,851
Exercise of options	–	147	98
Repurchase of Preferred A shares from shareholders	–	(226)	(235)

Net cash provided by (used in) financing activities	1,279	(352)	53,714

Increase in cash and cash equivalents	3,268	2,027	6,315
Cash and cash equivalents at the beginning of the year	858	4,126	6,153

Cash and cash equivalents at the end of the year	$4,126	$6,153	$12,468

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for:
Interest	$13	$5	$–

Income taxes	$3	$14	$3

The accompanying notes are an integral part of these consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

1. General

        Syneron Medical Ltd. (the “Company”) commenced operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales of aesthetic medical equipment to physicians, dermatologists, plastic surgeons and other qualified practitioners worldwide. The Company sells its products directly to users and through third-party distributors.

        Syneron GmbH (“Sy-GmbH”) a wholly-owned subsidiary in Germany, was established in August 2001, to market and sell the Company’s products in Europe. Syneron Inc. (“Sy-Inc.”) and Syneron Canada Corp. (“Sy-Can”), also wholly-owned subsidiaries, were established during 2002 to market and sell the Company’s products in North America.

        On August 11, 2004, the Company completed an initial public offering (“IPO” or “Offering”) of its ordinary shares. Pursuant to the IPO, the Company issued 5 million ordinary shares and received net proceeds of approximately $54 million (net of underwriting commissions and expenses of approximately $6 million). Trading in the Company’s ordinary shares commenced on August 6, 2004 on the Nasdaq National Market. The underwriters were granted an option, exercisable within 30 days from the date of the IPO, to purchase up to 750,000 additional ordinary shares at the public offering price of $12 per share less underwriting discounts. The option was solely for the purpose of covering any over-allotments in connection with the Offering. The underwriters did not exercise the option.

2. Significant Accounting Policies

        The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

(a)	Use Of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b)	Financial Statements In U.S. Dollars

        The Company’s consolidated revenues are generated mainly in U.S. dollars (“dollars”). In addition, a substantial portion of the Group’s costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the dollar is the functional and reporting currency of the Company.

        The Company’s transactions and balances originally denominated in dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into dollars in accordance with principles set forth in Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. All exchange gains and losses from remeasurement are reflected in the consolidated statement of operations in financial income or expenses.

(c)	Principles Of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

(d)	Cash Equivalents

        Cash equivalents are short-term highly liquid investments that are readily convertible into cash with maturities of less than three months at the date acquired.

(e)	Marketable Securities

        Management determines the classification of investments in marketable securities with fixed maturities at the time of purchase and re-evaluates such designations as of each balance sheet date. At December 31, 2003 and 2004, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, were designated as available for sale securities. Accordingly, the securities designated as available for sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity, net of income taxes.

        Realized gains and losses on sales of investments are included in the consolidated statement of operations. Interest income resulting from investments in corporate structured notes are classified as available for sale and accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:
Raw materials, parts and supplies – first in, first out (“FIFO”) method.
Finished products – FIFO method, cost of manufacturing with the addition of allocable indirect manufacturing costs.

(g)	Property And Equipment, Net

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, software, manufacturing and laboratory equipment	3-10
Office furniture and equipment	7-15
Motor vehicles	7

(h)	Other Asset

        Intangible assets are being amortized over their useful life using a method of straight line amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

(i)	Impairment Of Long-Lived Assets

        The Group’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2004, no impairment losses have been identified.

(j)	Revenue Recognition

        The Company and its subsidiaries generate revenues mainly from product sales. The Company also generates revenues from warranties and services. The Company sells its products primarily through its subsidiaries.

        Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” when delivery has occurred and, where applicable, after installation has occurred, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenue until the installation is completed. The Company does not grant a right of return.

        Deferred revenue includes unearned amounts received from customers but not yet recognized as revenues.

        Revenue from product sales to end users in North America usually includes multiple elements within a single contract. The Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

        The Group considers the sale of a product, the three-year warranty and service and the two-day on-site practice development consultation (where applicable) to be three separate accounting units of the arrangement and defers the fair value of these separate elements to the period in which they are earned. Fair value is determined based on the Company’s price list.

        In certain limited circumstances, the Company, together with an unrelated third-party financing company, enters into installment sales contracts that provide the customers with long-term (generally up to 36 months) financing of the purchasing of equipment. The extent of the participation of the financing company varies among customers. Financing income on these receivables is recognized as earned over the term of the financing.

(k)	Research And Development Costs

        Research and development costs, net of grants received from the Government of Israel through the Ministry of Industry and Trade Office of the Chief Scientist, are charged to the statement of operations as incurred.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

(l)	Royalty Bearing Grants

        Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development costs. Research and development grants amounted to $244, $153 and $0 in 2002, 2003 and 2004, respectively. Total royalties accrued or paid amounted to $111 and $294 in 2003 and 2004, respectively, and were recorded as part of cost of revenues.

(m)	Stock-Based Compensation

        The Group has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the date of grant of the award over the exercise price.

        The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

        Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

        The fair value for options granted in 2002, 2003 and 2004 is amortized over their vesting periods and estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	70%	70%	80%
Risk-free interest	5.03%	4.06%	4.07%
Expected life of up to	7 year	7 year	3.4 years

        If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s stock-based employee compensation cost, net income and basic and diluted net earnings per share would have changed to the following pro forma amounts:

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

	Year Ended December 31,
	2002	2003	2004

Net income as reported	$1,971	$8,589	$27,340
Add - Stock-based compensation expense, as reported (intrinsic value method)	2	64	148
Deduct - Stock-based compensation expense under fair value based method
of SFAS 123	(22)	(76)	(664)

Pro forma net income	$1,951	$8,577	$26,824

Net earnings per share:
Basic net earnings per share as reported	$0.12	$0.51	$1.45
Diluted net earnings per share as reported	$0.10	$0.42	$1.14
Pro forma basic net earnings per share	$0.12	$0.51	$1.42
Pro forma diluted net earnings per share	$0.10	$0.42	$1.11

        The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

(n)	Basic And Diluted Net Earning Per Share

        Basic net earning per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of preferred shares outstanding during each year using the “If Converted Method”. Diluted net earning per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of options and warrants considered to be outstanding during each year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

(o)	Fair Value Of Financial Instruments

        The following methods and assumptions are used by the Company in estimating fair values:

        The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, and trade payables approximate their fair values due to the short-term maturities of such instruments. The carrying amount of long-term trade receivables approximates their fair value as they bear interest which is close to the market rate.

        Marketable securities are presented at fair value based on quoted market prices.

        The value of long-term bank deposits approximates fair value due to the variable interest rate on these deposits.

(p)	Income Taxes

        The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance if necessary, to reduce deferred tax assets to their estimated realizable value.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

(q)	Severance Pay

        The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is fully provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

        The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

        Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $45, $59 and $100, respectively.

(r)	Advertising Expenses

        Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $368, $1,188 and $1,196, respectively.

(s)	Concentration Of Credit Risk

        Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade receivables. The majority of the Group’s cash and cash equivalents are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        The Company’s trade receivables are derived from sales to large independent distributors located mainly in Western Europe, Asia Pacific region and to end-users in North America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

        The Company’s marketable securities include investments in debentures of Israeli, U.S., Scotch and Austrian Corporations. Management believes that the portfolio is well diversified and accordingly minimal credit risk exists with respect to these marketable securities.

        The Company and its subsidiaries have no significant off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

(t)	Warranty And Service Costs

        Warranty and service costs in relation to products sold in North America to end users with a three year warranty and service obligation is recognized as incurred.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

        For sales to customers outside North America, the Company generally provides a one year standard warranty with its products with no service obligation attached, depending on the type of product. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On sales to distributors, the Company provides a warranty on parts only. The Company provides for the estimated cost to repair or replace products under warranty (other than North American end users) at the time of sale.

        Warranty provision for sales to customers (who are not North American end users) are as follows:

Balance, beginning of the year	$451
Add: Warranties issued during the year	1,271
Less: Settlements made during the year	(1,052)

Balance, end of the year	670

(u)	Short-Term Deposits

        Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost. Accrued interest is included in other receivables.

(v)	Impact Of Recently Issued Accounting Standards

1.	In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

2.	In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“SFAS 153”). According to APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”), exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

3.	On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values. Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The Company has not yet determined the effect of the adoption of statement 123(R) on the financial statements.

3. Short-Term Deposits

	December 31,
	2003	2004

Short-term deposits(1)	$–	$55,893
Short-term deposit(2)	–	1,000
Structured note(3)	–	1,000

	$–	$57,893

(1)	The deposits are in U.S. banks, bear annual interest of 1.87-1.99%.
(2)	The deposit bears annual interest of 9%, only if the exchange rate between Euro and U.S. dollar remain between 1.18-1.38 over a period of one year. Otherwise, the note will not bear any interest.
(3)	The structured note is redeemable by the Bank at the earlier of (a) the end of 10 years or (b) when the aggregate interest amount reaches 12% but not earlier than the end of 1.5 years. The interest rate in the first year is 10% and from the second year will be 9.25% minus twice LIBOR for 6 months from the second year to maturity.

4. Marketable Securities

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Marked Value

Available for sale - matures after
one year through three years:
Corporate structured notes - floating interest rate	$3,008	$116	$(198)	$2,926
Corporate debentures - fixed interest rate	2,691	17	(24)	2,684
Equity securities	1,746	240	–	1,986

	7,445	373	(222)	7,596

Available for sale - matures after
three years through five years:
Corporate debentures - fixed interest rate	3,799	80	(27)	3,852

Available for sale - matures after five years:
Government debentures - fixed interest rate	6,802	4	(80)	6,726
Corporate debentures - fixed interest rate	4,951	40	(94)	4,897

	11,753	44	(174)	11,623

	$22,997	$497	$(423)	$23,071

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

4. Marketable Securities (continued)

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Marked Value

Available for sale - matures after
one year through three years:
Corporate structured notes - floating interest rate	$2,416	$39	$(10)	$2,445
Equity securities	1,421	108	–	1,529

	3,837	147	(10)	3,974

Available for sale - matures after
three years through five years:
Government debentures - fixed interest rate	142	52	–	194

Available for sale - matures after five years:
Government debentures - fixed interest rate	3,433	352	(22)	3,763
Corporate debentures - fixed interest rate	3,359	126	(6)	3,479

	6,792	478	(28)	7,242

	$10,771	$677	$(38)	$11,410

        The Company’s available for sale securities fair value as of December 31, 2003 and 2004 amounted to $11,410 and $23,071, respectively. During 2003 and 2004, the Company recorded proceeds from sales of these securities in the amount of $487 and $6,116, respectively, and related gains of $341 and $452, respectively, in financial income and other comprehensive income (loss) of $168 and $(432), respectively, and reclassification adjustments for gain included in net income of $0 and $190, respectively, from these securities.

5. Other Accounts Receivable And Prepaid Expenses

	December 31,
	2003	2004

Government institutions	$483	$556
Prepaid expenses	395	624
Other receivables	79	352

	$957	$1,532

6. Inventories

	December 31,
	2003	2004

Raw materials	$275	$328
Finished products	1,212	2,806

	$1,487	$3,134

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

7. Long-Term Bank Deposit And Others

	December 31,
	2003	2004

Structured note*	$1,020	$–
Others	15	28

	$1,035	$28

* See Note 3(2)

8. Property And Equipment, Net

	December 31,
	2003	2004

Cost:
Computers, software, manufacturing and laboratory equipment	$450	$886
Office furniture and equipment	120	163
Motor vehicles	55	55

Total cost	625	1,104

Accumulated depreciation
Computers, software, manufacturing and laboratory equipment	78	197
Office furniture and equipment	19	32
Motor vehicles	24	33

Total accumulated depreciation	121	262

Depreciated cost	$504	$842

        Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were $60, $84 and $143, respectively.

9. Other Asset

        In December 2004, the Company purchased a U.S. patent, in the amount of $1,000.

        The annual amortization expense relating to patent as of December 31, 2004 for each of the five years in the period ending December 31, 2009 is estimated to be approximately $200.

10. Other Current Liabilities

	December 31,
	2003	2004

Deferred revenues	$1,900	$3,481
Litigation settlement fee*	3,567	1,464
Accrued expenses	436	1,573
Accrued commission	1,049	1,248
Other current liabilities	1,179	2,369

	$8,131	$10,135

* See Note 11(c).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

11. Commitments And Contingencies

(a)	Royalties

        The Company has entered into several research and development agreements, pursuant to which the Company is obligated to pay royalties to the Government of Israel at a rate of 3% of sales of product in which the Government of Israel has participated in financing the research and development, up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval). Repayment of such grants is not required in the event that there are no sales of product developed within the framework of the funded programs. Through 2004 the Company repaid all the grants received.

(b)	Leases

        The Group operates from leased facilities in Canada, United States, Germany and Israel leased for periods expiring in years 2005 through 2007.

        The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles as of December 31, 2004 are as follows:

Year Ended December 31,	U.S. $

2005	245
2006	140
2007	43

        Rent expenses amount to $347, $280 and $347 for the years 2002, 2003 and 2004, respectively.

(c)	Legal Claims

        On September 20, 2002, a competitive company (the “Competitor”) filed an action in the Santa Clara, California Superior Court against the Company’s subsidiaries in Canada and in the U.S. (the “Syneron entities”) and some of the Competitor’s former employees (the “former employees”) who were subsequently employed by the Company’s subsidiaries. The Competitor asserted generally that the Company’s subsidiaries have attempted to misappropriate the Competitor’s trade secrets and customer information, and steal its employees, representatives and customers.

        The Competitor alleged that the former employees breached contracts they had with the Competitor which prohibited the former employees from disclosing confidential information which they acquired while employed by the Competitor. The Competitor further alleged that the Syneron entities induced the former employees to breach their contracts with the Competitor. In addition, the Competitor alleged that the Syneron entities and the former employees induced other Competitors employees, representatives and existing or potential customers to terminate their relationship with the Competitor.

        On September 20, 2002, the Competitor filed an action in the District Court of Tel Aviv against the Company, some of the Company’s employees who were previously employed by the Competitor and some of the Company’s shareholders. The Competitor’s claims in this action were basically the same the claims stated above. In its action, the Competitor also demanded that all of the Company’s activities were ceased immediately and that the Company pay the Competitor an amount of $6.3 million.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

11. Commitments And Contingencies (continued)

        On October 28, 2002, the Competitor filed an action in the United States District Court for the Central District of California alleging that the Syneron entities were infringing six patents assigned to the Competitor.

        In July 2003, the United States District Court denied in part and granted in part the Competitor’s motion for a preliminary injunction, granting a preliminary injunction against the Company on one of the patents in dispute as to certain products when used in a particular manner.

        In March 2004, the Company, its subsidiaries and the Competitor signed a settlement agreement according to which:

a.	All existing actions between the parties and between the parties and former employees and shareholders were dismissed with prejudice with no admission of wrongdoing by either party. Each party was to bear its own costs and legal fees.

b.	In consideration for the settlement of the claims, the Company agreed to pay a fee under certain payment terms.

        The entire settlement fee and the related direct legal costs have been recorded in the financial statement as of December 31, 2002 and 2003, in settlement and legal costs. The 2002 portion consists solely of legal costs. The settlement fee and related costs paid through December 2004 were $5,373. The balance will be paid in 2005.

        On July 23, 2004, Thermage, Inc. sued the Company in the United States District Court for the Northern District of California, for patent infringement, seeking an injunction against infringing their patent rights and unspecified damages. A preliminary injunction sought by Thermage against the sale of our Polaris WR wrinkle treatment device in the United States was denied. Thermage subsequently amended its complaint to include claims of infringement of five additional patents. The Company has denied Thermage’s allegations and has filed a counterclaim for injunctive relief and damages, alleging that Thermage is infringing a patent the Company acquired in 2004. The Company believes it has meritorious defenses to Thermage’s suit and intends to defend it vigorously. If Thermage were to obtain an injunction, it could prevent the Company from manufacturing, marketing and selling some or all of its products in the United States which could have a material adverse effect on its business.

        On July 29, 2004, Shladot Metal Works Ltd. (“Shladot”), a privately owned Israeli company, sued the Company and its chairman of the board of directors (“Chairman”), in a Haifa, Israel District court, claiming that in 1999 the Chairman had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming the Company. The complaint alleges that the Company’s products infringe Shladot’s Israeli patent. In its lawsuit Shladot is suing the Company for $2.3 million (NIS 10 million) and has requested an injunction against the Company which will prohibit manufacturing, marketing and selling some or all of its products, which, if successful, could have a material adverse effect on the Company’s business in Israel.

        On October 10, 2004 the Company submitted its Statements of Defense to the Court, claiming that Shladot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shladot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shladot’s patent is invalid. Moreover, the Company claims that even if the patent would have been valid, none of the Company device infringes any of the claims.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

11. Commitments And Contingencies (continued)

        On October,10, 2004 the Company submitted a counterclaim against Shladot, its Chairman and the inventor of Shladot’s patent, claiming that the Defendants conspired together in order to bring a baseless lawsuit against the Company trying to interfere with the Company’s IPO, in the US, by submitting false claims against the Company and its Chairman. The Company also claims that the Defendants were trying to extort funds from the Company and its Chairman at an sensitive time for the Company (just five days before the finalization of the IPO) and that Shladot’s lawsuit forced the Company to reduce its offering price from the original range $14-16 to $12 per share, resulting in significant monetary damage to the Company. The Defendants submitted their Statements of Defense on December 5, 2004.

        Both the claim and the counterclaim are at a very early stage and no hearing has been scheduled yet. Based on the opinion of the Company’s legal counsel, management believes that the Company has good defenses to Shladot’s suit.

12. Shareholders’ Equity

(a)	Share Capital

        On July 12, 2004, the board of directors and shareholders approved an increase in the authorized ordinary shares to 100,000,000 NIS 0.01 par value each, and a 3.4 for 1 stock split of all outstanding ordinary shares. All ordinary share and per share amounts, as well as the outstanding stock options included in the financial statements, have been retroactively restated to reflect the stock split. Prior to this action, the Company had 4,007,801 preferred shares authorized and 5,992,199 ordinary shares authorized.

        Upon closing of the Offering (See Note 1(c)), each outstanding preferred share was converted into 3.4 ordinary shares.

        Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

        In 2002, the Company issued 1,065,079 preferred B shares (3,621,269 ordinary shares on a post-split basis) for a total consideration of $2,000.

        In 2003, two shareholders exercised their warrants to purchase 305,000 preferred A shares (1,037,000 ordinary shares on a post-split basis) for a total consideration of $147. All other 260,000 warrants (884,000 warrants on a post-split basis) granted to purchase preferred A shares expired in June 30, 2003.

        In October 2003, the Company repurchased 120,000 preferred A shares (408,000 ordinary shares on a post-split basis) from a shareholder for a total consideration of $226. In February 2004, the Company repurchased an additional 74,963 preferred A shares (254,874 ordinary shares on a post-split basis) from another shareholder for a total consideration of $235.

        In February 2004, a director of the Company purchased 50,000 preferred A shares (170,000 ordinary shares on a post-split basis) for a total consideration of $149.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

12. Shareholders’ Equity (continued)

(b) Stock Option Plan

        In 2001, the Company’s board of directors approved the grant of options to employees, consultants and directors of the Company, and reserved 2,614,158 ordinary shares for issuance pursuant to the stock options. All options granted prior to 2003 were granted pursuant to specific option agreements rather than under a stock option plan. In 2003, the shareholders of the Company approved a stock option plan and an increase in the number of ordinary shares reserved for option issuances to up to 5,440,000 ordinary shares.

        The exercise price of the options granted in 2001 and 2003 was equal to or was below the fair market value of the Company’s ordinary shares at the date of grant. Options granted generally vested over a period of two to four years, and will expire between 2008 and 2010. Any option which is cancelled or forfeited before expiration becomes available for future grants.

        In May 2004, the Company decided to cancel the remaining unallocated 279,783 options under the 2003 option pool. Upon expiry of any allocated options, such options and any ordinary shares previously reserved in the option pool for such options shall be automatically cancelled.

        In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively, the “2004 Plans”). An aggregate of 2,000,000 options were approved for grant under the 2004 Plans. Each of the 2004 Plans contains an evergreen provision which increase the number of ordinary shares available for grant under the plan on an annual basis.

        The exercise price of grants made during 2004 under the 2004 plans were made at fair market value of the Company’s ordinary shares at the date of grant. Options granted vest on grant date up to a period of four years, and expire after seven years from the date of grant.

        A summary of the Company’s share option activity (except options granted to consultants) under the Plans is as follows:

	December 31,
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding beginning of the year	1,373,600	$0.07	1,509,600	$0.07	3,281,122	$0.08
Granted	136,000	$0.07	1,771,522	$0.08	664,000	$17.33
Exercised	–		–		(44,030)	$0.07
Forfeited	–		–		(285)	$0.07

Outstanding - end of the year	1,509,600	$0.07	3,281,122	$0.08	3,900,807	$3.01

Options exercisable at the end of
the year	343,400	$0.07	754,800	$0.08	1,902,879	$0.07

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

12. Shareholders’ Equity (continued)

        The following table summarizes information about options outstanding and exercisable as December 31, 2004:

Exercise Prices	Options Outstanding As of December 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable as of December 2004	Weighted Average Exercise Price of Exercisable options

$0.07 - $0.14	3,326,807	5.05	$0.08	1,705,879	$0.08
$ 9.00	203,000	6.61	$9.00	173,000	$9.00
$18.69	310,000	6.82	$18.69	–	$18.69
$25.75	151,000	6.95	$25.75	24,000	$25.75

        Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of $2, $64 and $148 was recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

        The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2003 and 2004 were:

	Equals market price Year ended December 31,			Less than market price Year ended December 31,
	2002	2003	2004	2002	2003	2004

Weighted average exercise prices	$–	$–	$17.33	$0.07	$0.08	$–
Weighted average fair value on grant date	$–	$–	$10.59	$0.11	$0.34	$–

        The Company’s outstanding options to consultants as of December 31, 2004 are as follows:

Issuance date	Options for Ordinary Shares	Exercise Price per Share	Options Exercisable	Exercisable Through

March 11, 2003	437,727	$0.07	437,227	March 11, 2010
October 20, 2003	138,727	$0.07	138,727	October 20, 2010

	575,954		575,954

        The Company accounted for options issued to consultants and certain shareholders in 2001, under the fair value method described in SFAS No. 123 and EITF No. 96-18.

        The options to consultants vested on the date of grant. The fair value of these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2002 and 2003: risk-free interest rates of 5.03% and 4.06%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s ordinary shares of 0.7 for each year, and a weighted-average contractual life of the options of approximately 7 years. Compensation expenses of approximately $32, $231 and $0 were recognized in the years ended December 31, 2002, 2003 and 2004, respectively.

(c)	Dividends

        The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its shares in the foreseeable future. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant. In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars subject to any statutory limitations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

13. Income Taxes

(a)	Applicable Tax Laws

         Amendment to the Income Tax Ordinance

        On June 29, 2004, the Israeli parliament approved the Amendment to the Income Tax Ordinance (No. 140 and temporary Provision) (the “Amendment”) which reduces the corporate tax rate progressively from 36% to 35% in 2004 and to a rate of 30% in 2007. The enactment of the amendment did not have a significant effect on the Company’s financial statements.

        Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985

        Results for tax purposes for the Company are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

        In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

         Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969

        The Company is “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purpose.

         Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        The Company maintains one investment program in buildings, equipment and production facilities which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived there from for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval or 12 years from commencement of operations.

        If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an Approved Enterprise. The benefit period commenced in 2002.

        Final approval in respect of the investment program was received by the Company in 2003.

        The entitlement of the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. Management believes that the Company is in compliance with the above mentioned conditions through December 31, 2004.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

13. Income Taxes (continued)

(a)	Applicable Tax Laws (continued)

        As of December 31, 2004, retained earnings included approximately $43,000 in tax-exempt profits earned by the Company’s “Approved Enterprise”.

        If the retained tax-exempt income is distributed it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently – 25%) and an income tax liability would be incurred of approximately $10,800 as of December 31, 2004.

        In Israel income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 35% in 2004 and to rate of 30% progressively (See Note 13(a)(1)).

         Tax reform

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israel taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The adoption of the tax reform did not have material impact on the Company.

(b)	Non-Israeli Subsidiaries

        Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

(c)	Deferred Income Taxes

        Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

        The Company’s non-Israeli subsidiaries in Germany, Canada and the United States have available estimated carryforward tax losses of approximately $3,247, $465 and $341, respectively. Since the non-Israeli subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be utilized in the foreseeable future, consequently, a valuation allowance was set against the tax assets arising from those losses. Following is the movement in the valuation allowance:

Balance as of December 31, 2002	$649
Add movement in 2003	$923

Balance December 31, 2003	1,572
Add movement in 2004	260

Balance December 31, 2004	$1,832

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

13. Income Taxes (continued)

(d)	Income Before Taxes On Income

	Year ended December 31,
	2002	2003	2004

Domestic	$3,773	$11,323	$30,719
Foreign	(1,802)	(2,564)	(2,759)

	$1,971	$8,759	$27,960

(e)	Taxes On Income

	Year ended December 31,
	2002	2003	2004

Domestic	$–	$170	$620
Foreign	–	–	–

	$–	$170	$620

        The main reconciling items between the statutory tax rate of the Company and the effective tax rate is a decrease in taxes resulting from “Approved Enterprise” benefits and the valuation allowances in respect of subsidiaries losses.

        A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Operations, is as follows:

	Year ended December 31,
	2002	2003	2004

Income before taxes, as reported in the
consolidated statements of operations	$1,971	$8,759	$27,960
Statutory tax rate	36%	36%	35%

Theoretical tax expenses (benefits) on the above amount at the
Israeli Statutory tax rate	710	3,153	9,786
Decrease in taxes resulting from "Approved Enterprise" benefits (1)	(1,364)	(3,913)	(9,429)
Deferred taxes on losses for which valuation allowance was provided	649	923	260
Non-deductible expenses	5	7	3

Actual tax expense	–	170	620

(1) Per share amounts (basic) of the tax benefit resulting from
the exemption	–	(0.23)	(0.50)

Per share amounts (diluted) of the tax benefit resulting from
the exemption	–	(0.19)	(0.39)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

14. Financial Income, Net

	Year ended December 31,
	2002	2003	2004

Income	$13	$35	$27
Interest on cash equivalents:
Gain and interest on available for sale marketable securities	–	604	2,002
Gain on short-term deposits and structured notes	–	20	483
Foreign currency translation adjustments	272	284	(69)
Expenses:
Interest on short-term credit and bank commissions	(13)	(62)	(59)

	$272	$881	$2,384

15. Major Customers And Geographic Information

        The Company applies Statement of Financial Accounting Standard No. 131 “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

        The following presents total revenues for the years ended and long-lived assets as of December 31, 2002, 2003 and 2004:

	December 31,
	2002		2003		2004
	Total Revenue	Long Lived Assets	Total Revenue	Long Lived Assets	Total Revenue	Long Lived Assets

North America	$6,296	$35	$21,247	$91	$32,550	$176
Asia Pacific	944	–	7,130	–	14,327	–
Western Europe	2,994	36	6,410	32	9,915	40
Israel	–	300	160	381	625	1,626
Others	1,266	–	74	–	501	–

	$11,500	$371	$35,021	$504	$57,918	$1,842

        Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004

Customer A	6%	12%	10%

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

16. Earning Per Share

        The following table sets forth the computation of basic and diluted net, earnings per share:

	Year ended December 31,
	2002	2003	2004

Numerator:
Net income	$1,971	$8,589	$27,340

Denominator:
Weighted-average number of shares outstanding used in computing
basic net earnings per share	16,397,523	16,814,023	18,916,911
Dilutive effect: employees stock options	2,382,940	2,892,514	5,166,076
Dilutive effect: warrants issued to investors	–	805,860	–

Total weighted-average number of share used in computing diluted
net income per share	18,780,463	20,512,397	24,082,987

Basic net earnings per share	$0.12	$0.51	$1.45

Diluted net earnings per share	$0.10	$0.42	$1.14

         Anti-dilutive securities

        The following outstanding options and warrants (prior to the application to the treasury shares method) were excluded from the computation of diluted net income per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year ended December 31,
	2002	2003	2004

Options to purchase ordinary shares	–	347,436	1,733

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy, —————————————— Moshe Mizrahy, Chief Executive Officer

Date: June 30, 2005

EXHIBIT INDEX

1.1	Registrant's Articles of Association*
1.2	Certificate Confirming Alteration of a Company's Name (English Translation)*
4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd.*^
4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd.*^
4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd.*^
4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd.*^
4.5	2003 Stock Option Plan*
4.6	2004 Israel Stock Option Plan*
4.7	2004 United States, Canada and Rest of World Stock Option Plan*
4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd.
8.	List of subsidiaries*
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

*Previously filed as an exhibit to the Registration Statement on Form F-1 with respect to the Registrant’s initial public offering.

^Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.