Form 20-F
period 2005-12-31
Syneron Medical Ltd.
filed 2006-06-30
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____
Commission File No. 0001291364
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable

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

          As of December 31, 2005, the Registrant had 26,521,148 ordinary shares outstanding (excluding treasury shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

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

-i-

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

          The selected consolidated balance sheet data as of December 31, 2000, 2001, 2002 and 2003 and the selected consolidated statement of operations data for the full years ended December 31, 2001, 2002 and 2003 have been derived from our audited financial statements not included in this annual report. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statements of income data for each of the years ended December 2003, 2004, and 2005 have been derived from our audited consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States and audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm, and a member firm of Ernst & Young Global.

	Year ended December 31,

	2001	2002	2003	2004	2005

	(U.S. Dollars, in thousands, except per share data)
Consolidated Statement of Operations Data:

Revenues	$458	$11,500	$35,021	$57,918	$87,406

Cost of revenues(1)	79	2,024	4,439	6,914	11,428
Gross profit	379	9,476	30,582	51,004	75,978
Operating expenses:
Research and development, net(1)	606	1,004	1,701	3,078	5,030
Selling and marketing, net(1)	306	5,819	13,900	19,625	25,188
General and administrative(1)	610	342	878	2,725	3,534
Other expenses(2)	-	612	6,225	-	3,494

Total operating expenses(1)(2)	1,522	7,777	22,704	25,428	37,246

Operating income (loss)(1)(2)	(1,143)	1,699	7,878	25,576	38,732
Financial income (expense), net	26	272	881	2,384	3,081

Income (loss) before taxes on income	(1,117)	1,971	8,759	27,960	41,813
Taxes on income	-	-	(170)	(620)	(750)

Net income (loss)	$(1,117)	$1,971	$8,589	$27,340	$41,063

Net earnings (loss) per share:
Basic	$(0.24)	$0.12	$0.51	$1.45	$1.65

Diluted	$(0.24)	$0.10	$0.42	$1.14	$1.48

Weighted-average number of shares used in actual per share calculations:
Basic	4.692	16,398	16,814	18,917	24,888

Diluted	4,692	18,780	20,512	24,083	27,664

(1) Includes the following stock-based compensation charges:

Cost of revenues	$-	$-	$-	$-	$-
Research and development	-	-	-	16	16
Selling and marketing	43	34	363	112	112
General and administrative	478	-	32	20	20

Total stock-based compensation charge	$521	$34	$295	$148	$148

(2) Consists of settlement and litigation costs in 2002, 2003 and 2005 associated with litigation with competitors as set forth in Note 11(d) of the Notes to our Consolidated Financial Statements, and of follow-on secondary offering expenses set forth in Note 1(c) of the Notes to our Consolidated Financial Statements.

	As of December 31,

	2001	2002	2003	2004	2005

	(U.S. Dollars, in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$858	$4,126	$17,563	$858	$134,059
Working capital	1,152	4,966	14,513	95,071	144,490
Total assets	1,749	8,650	26,999	109,546	170,281
Total liabilities	381	4,182	13,558	15,145	25,117
Retained earnings (deficit)	(1,288)	683	9,272	36,612	77,675
Shareholders’ equity	1,368	4,468	13,441	94,401	145,164

B.	CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

     Not applicable.

D.	RISK FACTORS

          From time to time, information provided by us, statements made by our employees or information included in our filings with the Securities and Exchange Commission (including this Form 20-F) may contain statements that are not historical facts, so-called “forward-looking statements”, which involve risks and uncertainties. The Company’s actual future results may differ significantly from those stated in any forward-looking statements. If operating results are below the expectations of public market analysts or investors, then the market price of the Company’s common stock could decline. Factors that may cause such differences include, but are not limited to, the factors discussed below.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

          We have created products that apply our technology to rejuvenate the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction, the treatment of acne and leg veins and the treatment for the temporary reduction in the appearance of cellulite. We introduced our first product in December 2001, the Aurora, and have expanded our product offerings to include eight additional product platforms, the Pitanga, Polaris, Galaxy, Comet, Vela, eLight, eLaser and eMax. It is difficult for us to predict the success of our recently introduced products over the long term. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on adoption and acceptance of our ELOS technology. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing ELOS technology.

To successfully increase our revenues, we must:

—	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

—

sell our products to customers which have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, other specialists and non-medical professionals;

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

          Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of May 31, 2006, our patent portfolio consisted of six issued U.S. patents, one of which we purchased in December 2004, and ten patent applications pending in the United States relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

          New patent applications may be pending or may be filed in the future by third parties covering technology that we currently use or may ultimately use. Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. For example, one of our competitors, Lumenis Ltd., sued us for unfair competition, misappropriation of trade secrets and alleged infringement in 2002. In March 2004, without admitting liability or any infringement of any of Lumenis Ltd’s patents, we entered a settlement to resolve this litigation and entered a license agreement for certain Lumenis patents, under which license fees were caped at $4.2 million We paid in full the total amount during 2005. Another competitor, Thermage, Inc. sued us for patent infringement in 2004. We filed a counterclaim, also alleging patent infringement, and this litigation was settled with the parties entering into a cross-licensing agreement in June 2005. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million.

          On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued us and Dr. Eckhouse, in the District Court in Haifa, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing us for $2.3 million (NIS 10 million) and has requested an injunction against us which will prohibit manufacturing, marketing and selling some or all of our products, which, if successful, could have a material adverse effect on our business in Israel. On October 10, 2004 we submitted our Statements of Defense to the Court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, we claimed that even if the patent would have been valid, none of our devices infringe any of Shaldot’s patents. Recently, the dispute was referred, by the court, to mediation and the parties are attempting to resolve the dispute. There can be no assurance that the mediation could successfully resolve the dispute or if resolution was reached, that the outcome is favorable to us. We and our legal advisors believe that we have good defenses against Shaldot’s claims, and we intend to defend Syneron vigorously. No reserve was recorded in the financial statement with respect to this claim.

          We also may become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we did with the competitors described above, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

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

          We may also become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights, which would divert our management’s attention from our core business and may be expensive and time consuming to litigate.

          Please see “Item 8. Financial Information—Consolidated statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or maintaining or improving operating results.

          Our products compete against products offered by public companies, including Candela Corporation, Laserscope, Lumenis Ltd., Cutera, Inc., Cynosure, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Sciton, Inc., Radiancy Inc., Thermage, Inc., Reliant Technologies, Inc. and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, liposuction and chemical peels, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

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

          Many of the components that comprise our products are currently manufactured by a limited number of suppliers. Although most of our components are obtained from at least three separate suppliers, we do not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which could take several months.

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

          We are headquartered in Israel and have offices in the United States, Canada, Germany and Hong-Kong. We depend on third-party distributors in Europe, except in Germany and Austria, and in Asia, Australia, South America and Japan. We also depend on relatively new direct sales operations to sell our products in North America, Germany and Austria. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenue in 2003, 2004 and 2005 was generated outside of Israel, primarily in North America and to a lesser extent in Western Europe and Asia. Only an immaterial amount of our revenues in 2003, 2004 and 2005 was generated in countries in the Middle East other than Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

—	foreign certification and regulatory requirements;

—	lengthy payment cycles and difficulty in collecting accounts receivable;

—	customs clearance and shipping delays;

—	import and export controls;

—	multiple and possibly overlapping tax structures;

—	greater difficulty in safeguarding intellectual property in some countries;

—	difficulties staffing and managing our international operations;

—	difficulties in penetrating markets in which our competitors’ products are more established; and

—	economic instability.

          In addition, we face particular risks associated with doing business in Western Europe, including, political instability and the threat of terror attacks. If our international sales do not continue at the expected pace or suffer from higher challenges than expected, we will not experience our projected growth or have decreased revenue and our financial results will suffer.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

          A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and the Euro. Inflation in Israel or Europe may have the effect of increasing the U.S. dollar cost of our operations in that country. If the U.S. dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies. During 2005, the exchange rate of U.S. dollar to the New Israeli Shekel has increased 6.85%, which benefited our financial results by $0.1 million.

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

          Most of our products are medical devices subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. We believe that very few of our existing or currently planned products are subject to FDA premarket approval. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted a 510(k) marketing clearance to our new ST applicator for non-invasive wrinkle treatment using our ReFirme™ procedure. As a result of these 510(k) clearances we are now able to sell the Vela platform and our ReFirme™ procedure using our new ST applicator in the United States to physicians.

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

          Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the United States, such as approvals for the use of our Aurora, Polaris, VelaSmooth, Galaxy and Comet product platforms in Korea or approvals for the use of our Aurora and Polaris product platforms in China, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

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

          If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We have been involved in a small number of disputes or legal claims between our customers and their patients that involved potential product liability claims since inception. None of these disputes resulted in legal verdicts against us, although in some cases payments were made or might be made by an insurance carrier. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

          Our success also will depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical and professional personnel. Competition for certain employees, particularly development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

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

          Many of our male employees in Israel, including some members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach age 48 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

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

          We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. In 2005, the tax benefit derived from our approved enterprise status was approximately $13.1 million, which represents approximately 34% of our income before taxes. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 was from paid-in capital as required by the financing condition of the approved plan. We are required under our second tax benefit plan, which was approved on January 23, 2005, to invest an additional $485,000 in fixed assets. During 2005 we invested approximately $410,000 and intend to invest the rest through 2006. See “Item 10.E Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

          From 2000 to 2003, we received grants totaling $397,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for our Polaris and Galaxy product platforms. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. We have not applied for any new grants since 2004 and currently have no plans to apply for such grants.

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

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

          The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

—	the gain or loss of significant orders or customers;

—	recruitment or departure of key personnel;

—	the announcement of new products or service enhancements by us or our competitors;

—	announcements regarding clearance or non-clearance of regulatory approval;

—	quarterly variations in our or our competitors’ results of operations;

—	announcements related to litigation;

—	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

—	developments in our industry; and

—	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

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

          Our directors and officers, along with our five largest shareholders, in the aggregate, beneficially owned or controlled approximately 25.11% of our outstanding ordinary shares as of March 31, 2006. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and may have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

          We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, the payment of dividends may be considered as income which is non tax-exempt under the “Approved Enterprise” status of our facilities in Israel. We may only pay dividends in any fiscal year out of “profits,” as defined by the Israeli Companies Law, or Companies Law, and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” status and not to distribute that income as dividends.

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

          We first offered our shares to the public in August, 2004. Upon the closing of our initial public offering, all our then outstanding preferred shares automatically converted into ordinary shares and we affected a 3.4 for one split of our ordinary shares.

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

          In the third quarter of 2005, we had entered into an agreement with EuropeLab, Inc.’s Platinum Equipment Division, or EuropeLab, as our North American distributor for the dental spa, day spa, aesthetic and chiropractic spa markets. Under this agreement, EuropeLab, which is a distributor of specialized equipment for the spa market, will distribute our VelaSmooth™ and the Pitanga™ systems to the spa market in North American. In April 2006, we launched our new cosmetic division, Syneron Cosmedics™ to target our products to aesthetic practitioners, spas and the cosmetic market. Our products for these markets incorporate the safety feature of active dermal monitoring, as well as contact cooling which are very important for these professionals and medical spas

          In the first quarter of 2006, we have also reorganized the structure of our North American sales force. Our organization now consists of 55 salespeople in North American organized in seven territories, each with a dedicated regional manager. During this period, we also formed strategic alliances in Canada with two of the country’s large medical equipment and supply distributors - Medical Mart Supplies Ltd. and Dufort & Lavigne Ltee.

          Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our elos™ (Electro-Optical Synergy) combined energy technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality - the ST, which received FDA clearance in March 2006.

          The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s elos modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

Principal Capital Expenditures

          We had capital expenditures of $1.1 million in 2005, $1.5 million in 2004, $0.3 million in 2003 and $0.2 million in 2002. We expect that our capital expenditures will be approximately $1 million in 2006. We have financed our capital expenditures with cash generated from operations.

          Our capital expenditures in 2005 consisted primarily of purchases of a patent, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2006 to consist of the same types of capital expenditures that we had in 2005. Our capital expenditures in 2004 and 2003 consisted primarily of purchases of patent, software, manufacturing equipment, lab equipment, test equipment, computers, software and ERP software.

B.	BUSINESS OVERVIEW

Overview

          We design, develop and market innovative aesthetic medical products based on our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues have grown from $11.5 million in 2002 to $35.0 million in 2003 to $57.9 million in 2004, to $ 87.4 million in 2005.

          Our family of aesthetic products is based on our ELOS technology. Each product platform consists of one or more hand pieces and a console that incorporates the multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Our products can be easily upgraded by the user to perform additional applications by adding hand pieces and installing a software plug in the console. We seek to deliver to our users the ability to generate increased practice revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing ongoing disposable and maintenance expenses and providing a parts and services warranty. We support our users with our “Ultimate Customer Care” program, which includes on-site clinical training, customized practice development consultations and a product maintenance program that offers next-day delivery of replacement products to eliminate unnecessary downtime.

          We launched the Aurora, our first product platform, in December 2001. We introduced the Pitanga and the Polaris product platforms in 2003. In 2004, we introduced the Galaxy and the Comet platforms.

          In 2005, we introduced the VelaSmooth platform in the US and a few upgrades for the Aurora, Galaxy and Comet. Our products address traditional applications, including rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications including wrinkle reduction, permanent reduction of hair and the temporary reduction in the appearance of cellulite. We have received 510(k) clearances from the FDA for all the applications mentioned above. We sell our products in 46 countries through a direct sales force of approximately 43 employees in North America and 42 distributors in Europe, the Middle East, Asia, Australia, New Zealand, Canada and South America. As of March 31, 2006, we had an installed base of over 4,500 products.

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

          The June 2004 Medical Insight, Inc. “Global Aesthetic Market Study” estimated that over 40 million non-invasive aesthetic medical procedures would be performed worldwide in 2004, and projected that this number will increase to over 60 million in 2006, representing a compounded annual growth rate of over 20%.We estimate that the annual expenditures on non-invasive aesthetic medical equipment were $750 million in 2005 for both the replacement and new equipment markets. We believe this estimate to be reasonable since it is based on published revenue figures for public companies, and on our conversations with the management of private companies, that we compete with in the non-invasive aesthetic medical equipment market and target the same customer base as us. We believe the market is poised for growth based on improvements in technology, a significant increase in the user base and improved treatment results.

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

          In the mid-1990s, a “second generation” technology called intense pulsed light (“IPL”) was introduced. These multiple wavelength, broad spectrum light sources had variable pulse durations, a larger spot size, and were able to penetrate into the skin approximately 1.0 to 2.0 millimeters. These technologies expanded the range of applications to include the treatment of pigmented lesions and small leg veins, and the removal of hair follicles, but were not effective in the treatment of large leg veins, the removal of light hair follicles or the treatment of patients with naturally dark skin tones.

Limitations of Existing Technologies

          While the use of light or laser-based aesthetic procedures has grown over the last two decades, many limitations remain.

—

Challenge of Penetrating Epidermal Barrier to Consistently and Predictably Control Treatment Depth. Non-invasive light or laser-based aesthetic treatments use optical energy to heat target tissue in the skin selectively. Efficacy depends on the level of optical energy that penetrates through the epidermis and dermis to the target area. Epidermal pigmentation may limit the amount of optical energy that can be used without damage. The depth of penetration is approximately 1.0 to 2.0 millimeters for IPL technologies and approximately 0.5 to 2.0 millimeters for longer wavelength (in the range of 0.7 to 1.3 microns) lasers. Many treatments for aesthetic conditions require energy to penetrate deeper than 2.0 millimeters into the layer of subdermal fat and collagen. Increasing the amount of optical energy applied to the surface of the skin in order to achieve enough heating at the required depth significantly increases the risk of damaging or burning the epidermis.

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

          Prior to the introduction of our products, we believe that the market was poised to accept new sophisticated technology that can address the shortcomings of the then available products. We also believe that in selecting solutions, users are increasingly focusing on the economics of owning aesthetic treatment equipment, including the likelihood of increased revenues, as well as the predictability of ownership costs and are placing greater emphasis on product reliability, the quality of service provided by the manufacturer, minimization of downtime required for maintenance, the length of warranty coverage, and the ongoing cost of purchasing disposables and hand pieces following the initial console purchase.

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

          Our ELOS technology is embedded in our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include:

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

—

Continuous Temperature Measurement and Automated Parameter Adjustment. We believe that our products, with our proprietary dual-electrode RF hand piece, are the only non-invasive aesthetic systems that enable continuous temperature measurement and feedback. The hand piece measures the temperature and resistance of the dermis every millisecond, unlike other technologies which do not provide continuous measurements. This measurement capability enables fine-tuning and automatic adjustments for different areas of the body, reducing the risk of burns. Our products contain sophisticated software which guides the adjustment of the treatment parameters to help ensure that the temperature of the skin does not exceed predetermined limits.

—

Wide Range of Applications in a Single System. Our products permit users to perform multiple procedures with a single device. Our Galaxy system and our newer eMax system (see below for detailed description), for example, allows users to offer a wide variety of procedures, including hair removal, treatment of superficial benign vascular lesions and superficial benign pigmented lesions, and the treatment of acne, wrinkles and leg veins. Increasing the types and number of procedures that users can perform with a single system allows users to spread the fixed cost of the system over a greater number of procedures. This treatment versatility is an important feature for users who have not yet established large aesthetic treatment practices or who have space limitations.

—

Easily Upgradeable Technology Platform. We design our products to allow users to cost-effectively upgrade their existing products to perform additional applications. Users can purchase and easily install software plugs and hand pieces required to perform additional applications, providing us with multiple sources of revenue from our installed base. This upgradeability also provides our customers with the opportunity to own the latest technological innovations at a fraction of the cost of purchasing a new system.

—

Cost Effectiveness and Reliable Performance. Our products require minimal ongoing service and disposable expenses, providing our customers with predictable costs of ownership. Also, because our products utilize less optical energy than competing laser or light-based systems, our hand pieces are able to deliver more pulses during the life of each hand piece, thereby requiring fewer replacements over the life of a system.

—

User Friendly Design. Our consoles are lightweight and have a small footprint. This enables us to ship replacement consoles overnight to customers requiring system maintenance in North America. The small design of our consoles maximizes the flexibility of limited space in the user’s offices. Our hand pieces are lightweight and ergonomically designed, enabling long-term use by our customers with minimal fatigue or discomfort.

Our Strategy

          Our objective is to position ourselves as the leading provider of non-invasive aesthetic solutions. The key elements of our strategy are:

—

Maintain Technological Leadership. Our patented ELOS technology enables users to offer their patients efficient, safe and cost-effective aesthetic procedures. During the past four years we have used this core technology to launch nine product platforms, the Aurora, Pitanga, Polaris, Galaxy, Comet, Vela, eLight, eLaser and eMax. We plan to build upon this technology platform through the introduction of new product platforms and new aesthetic applications. We plan to complement our internal development programs with acquisitions and licensing of complementary technologies and products. We also have a strong intellectual property portfolio which includes six issued U.S. patents, one of which we purchased in December 2004, and ten pending patent applications in the United States. We believe that this strategy will allow us to broaden our product lines and leverage our existing distribution network.

—

Provide Customers with a Comprehensive Program and Predictable Costs. A critical component of our aesthetic solutions is providing responsive customer service. Our “Ultimate Customer Care” initiative offers our prospective customers an on-site practice development consultation. In North America, we also provide a customized marketing and business plan to guide users on how to best incorporate our products into their practice. Following the user’s purchase of our system, a skilled clinical trainer visits the customer’s facility to conduct on-site clinical training. We also seek to provide predictable costs to users of ownership by minimizing ongoing disposable and maintenance expenses and providing a parts and services warranty. Our “Ultimate Customer Care” program also includes a product maintenance program that offers next-day delivery of replacement products to eliminate unnecessary downtime.

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

Our Products

          Our ELOS-based platform of products addresses a wide range of treatment alternatives.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

Aurora	Hair Removal Rejuvenating the skin’s appearance(2) Acne	Physicians	Light + RF	U.S.: Third Quarter 2002 Rest of World: Fourth Quarter 2001

Pitanga	Hair Removal Acne	Aestheticians Medical Spas	Light + RF	Rest of World: Fourth Quarter 2003

Polaris	Wrinkles Leg Veins Other Vascular Lesions	Physicians	Laser + RF	U.S.: Fourth Quarter 2003 Rest of World: Second Quarter 2003

Galaxy	Hair Removal Rejuvenating the skin’s appearance(2) Acne Wrinkles Leg Veins Other Vascular Lesions	Physicians	Light + RF / Laser + RF	U.S.: Second Quarter 2004 Rest of World: Second Quarter 2004

Comet	Fast Hair Removal	Physicians Aestheticians	Laser + RF	U.S.: Fourth Quarter 2004 Rest of World: Fourth Quarter 2004

VelaSmooth	Appearance of Cellulite	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum Shaping	U.S.: Second Quarter 2005 Rest of World: First Quarter 2005

eLight	Hair Removal Rejuvenating the skin’s appearance(2) Acne and Wrinkles (ST)	Physicians	Light + RF	First quarter of 2006

eLaser	Wrinkles Leg Veins Other Vascular Lesions; fast hair removal	Physicians	Laser + RF	First quarter of 2006

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

eMax	Hair Removal Rejuvenating the skin’s appearance(2) Acne Wrinkles Leg Veins Other Vascular Lesions and wrinkles with the ST applicator	Physicians	Light + RF / Laser + RF	First quarter of 2006

(1)

Regulatory clearance has been received in the United States and Europe for each indicated application for all products, and in China for the Aurora and Polaris products. In each market in which our products are sold, other than the United States and most European countries, the distributors are responsible for obtaining other regulatory approval.

(2)	Rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Components of Our System

     Each of our products consists of the following components:

—	a compact, lightweight console;

—	one or more hand pieces; and

—	our proprietary software.

          Control Console. Our lightweight control console contains all electronic components, including the RF and optical energy modules, a 110/220 volt power supply and a water cooling unit that cools the optical energy source. The control console also houses the operator interface which consists of a digital display and a user-friendly set-up mechanism.

          Hand pieces. Our hand pieces deliver RF and optical energy to the treatment area and include the following components:

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

     The weight of the hand piece is between one and two pounds, generally light enough to be held in one hand. The lightweight nature and the ergonomic design of the hand piece help prevent user fatigue, a problem typical of many competing systems.

          Proprietary Software. Our software permits the user to define treatment parameters to be communicated throughout the system and controls the delivery of RF and optical energy through the hand piece to the patient. In addition, our software controls and manages system performance, system self-calibration, system setup and detection of any malfunction of the system. Our users upgrade their products through the purchase of additional treatment applicators and corresponding software plugs.

Applications and Procedures

          Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications.

          Hair Removal. In a typical hair removal treatment, the target area is first cleaned and shaved. The user, who is not generally a physician, then applies either a water based spray or gel to help ensure optimal contact and conductivity between the hand piece and the skin. Topical anesthetics are not normally necessary in hair removal treatments. The user next applies the hand piece to the target area and delivers an RF and optical pulse to the selected area. Our ELOS technology uses the RF and optical energy to destroy the hair follicles located in the dermis and sub-dermal layers. This procedure is continued over the target area and can last from a few minutes to 45 minutes depending on the size of the treatment area and the applicator in use. For example, our continuous glide Comet system for high-volume hair removal centers can complete an area the size of a person’s back in 20 minutes. In general, hair removal requires four to six treatments spaced three weeks apart for permanent reduction. Our RF technology may be more effective for the removal of all hair colors across all skin types. We received 510(k) FDA clearance for our Aurora products for hair removal treatments in July 2002. Users perform hair removal procedures with our Aurora, Pitanga, Polaris, Comet, Galaxy, eLight, eLaser and eMax products. We received 510(k) FDA clearance for our Aurora and Comet products for permanent hair reduction in October 2004.

          Rejuvenating the Skin’s Appearance. Generally performed by a physician, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions does not require the application of a topical anesthetic. As a result of the externally applied energy, epidermal and dermal pigmented and vascular lesions are destroyed. The skin’s appearance is rejuvenated through the improvement of abnormalities in skin texture and the elimination of sun damage, as well as other pigmented abnormalities and superficial vascular lesions. Patients generally receive between four to five treatments of approximately 30 minutes each. Treatments are spaced two to three weeks apart. We received 510(k) FDA clearance for superficial vascular and pigmented lesion treatments in October 2002. Users rejuvenate the skin’s appearance with the Aurora, Pitanga, Galaxy, eLight, eLaser and eMax products.

          Leg Veins. The treatment of leg veins, which is generally performed by a physician, sometimes requires topical anesthetic. Bi-polar RF energy, when combined with optical pulse energy, selectively heats the target in the dermis and damages the vein. Deeper veins are generally larger in diameter. The enhanced depth of penetration of our technology enables the treatment of visible veins up to 5 millimeters in diameter, compared to existing optical technologies which typically treat veins of up to 2 millimeters in diameter. Depending on the size and number of leg veins, procedures last between 20 and 30 minutes per treatment. Patients generally receive between two and four treatments spaced over two to three weeks. We received 510(k) FDA clearance for treatment of vascular lesions with the Polaris products in April 2003 (Polaris LV). Users can treat vascular lesions with the Polaris and Galaxy as well as eLaser and eMax products.

          Our products also treat aesthetic conditions not effectively treated by traditional laser or light-based technologies. These conditions include:

          Wrinkles. The treatment of wrinkles generally is performed by a physician. Patients seeking treatment for wrinkles sometimes require topical anesthetic. The combination of bi-polar RF and optical energies enables higher selectivity to target the epidermis, deep dermis and connective tissues and reduces the appearance of wrinkles in the face, neck and chest. Treatment for wrinkles requires three to five sessions of approximately 30 minutes each, spaced two to three weeks apart. We received 510(k) FDA clearance for wrinkle treatments with the Polaris products in December 2003. Users can treat wrinkles through our Polaris, Galaxy, eLight, eLaser and eMax products.

          Acne. The treatment of acne generally is performed by a physician or a nurse. Our unique solution delivers a combined pulse of blue and infrared light, and RF energy. This dual energy selectively targets overactive sebaceous glands and acne bacteria, which are the primary causes of acne. Infrared light and RF energy heat the sebaceous gland and reduce their activity and the delivery of blue light photochemically damages acne bacteria, resulting in a reduction in acne. Patients generally receive between six and ten treatments of approximately 15 minutes each over a course of four to six weeks, and sometimes undergo a periodic maintenance program. We received 510(k) FDA clearance for acne treatments with the Aurora and the Pitanga products in January 2004. Users can treat acne with our Aurora, Pitanga, Galaxy, eLight, and eMax products.

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

Product Upgrades

          Our product design enables our customers to add additional applications and new technologies without incurring the cost of purchasing a new system. This provides our customers with a cost effective method of adding new applications to their existing products and provides us with a source of recurring revenue. When we introduce a new product application, we notify our customers of the upgrade opportunity. Our products allow our customers to quickly install the upgrade through the removal and replacement of a small software plug and the installation of a new hand piece without the need for an on-site service technician. The use of a software plug provides a significant advantage over competing products, which typically require a field service representative to install the upgrade at the customer site and results in downtime for the customer.

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

          We sell our products in 46 countries around the world through a combination of 42 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 55 individuals. Our U.S. and Canadian sales efforts are headquartered in Toronto and we manage seven separate territories through New York, Louisiana, Chicago, Illinois, Los Angeles, Orange county, and Toronto. We rely on a limited, direct sales force to market and sell our products in Germany and Austria. In addition, we have agreements with distributors to market and sell our products throughout the rest of Europe, the Middle East, eleven countries in Asia-Pacific and four countries in Latin America.

          In 2005, we have entered into a strategic distribution agreement with Miracle Laser, a powerful distributor of high-end light technologies for aesthetic medicine in China

          Our customer support strategy is to provide customers with a comprehensive program of services and a predictable cost of ownership. To achieve this, we launched our “Ultimate Customer Care” initiative. The first component of our initiative is to provide responsive customer service. Following the sale of a system, we offer customers an on-site practice development consultation to analyze practitioner office workflow and marketing efforts. In North America, we typically follow the consultation with the delivery of a customized marketing and business plan to guide users on how to effectively integrate our products into their practice. We also provide a trainer to conduct on-site clinical training for our customers and their staff. We also offer Continuing Medical Education accredited offsite training courses such as our “advanced fotofacial workshop” for physicians and office staff.

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

Manufacturing

          Our strategy is to use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use three separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000 and EN46001 as well as the FDA’s quality system regulation. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key”, services. We control and monitor the quality of our products by installing one of our quality control employees full-time at each of our subcontractor’s facilities.

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

Research and Development

          Our research and development activities are conducted internally by a research and development staff consisting of 24 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop four major product initiatives in 2006: dental lasers; non-invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary elos technology.

          To date, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $1.2 million in 2002, $1.7 million in 2003, $3.1 million in 2004, and $ 5 million in 2005. We expect to continue to increase our expenditures on research and development, but to keep them at a similar level as percentage of revenue in the range of 6-8%.

Intellectual Property

          We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. We own six issued U.S. patents, one of which was purchased in December 2004, and we have ten patent applications pending in the United States. One of our patents relates to treating the skin by deforming it, applying RF energy to it, and massaging it. This patent was issued in December 2003 and it will remain in force until March 2022, subject to payment of maintenance fees. Our second patent, which relates to skin treatments using a combination of RF and optical energy, covers our ELOS technology. This patent will remain in force until October 2020, subject to payment of maintenance fees. Our third patent, acquired in December 2004, covers, among other things, methods for the controlled contraction of collagen using RF energy. It will remain in force until May 2014, subject to payment of maintenance fees. Our fourth patent, which was issued in May 2005, is directed to systems and methods for treating the skin using RF energy. This patent will remain in force until November 2021, subject to payment of maintenance fees. Our fifth patent is directed to systems and methods for treating the skin with electromagnetic radiation, in which an electrical response of the skin to an applied voltage is measured, and a parameter of the radiation is adjusted based on the measurement. This patent issued in September 2005, and, subject to the payment of maintenance fees, it will remain in force until August 2021. Our sixth patent issued in May 2006, and concerns methods for selective thermal destruction of a skin target by RF current. This patent will remain in force until June 2024, subject to payment of maintenance fees. All of our patent applications have been filed, and we expect to file our future patent applications, in the United States, and we also have filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America and Japan. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, elos, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser and eMax. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

          In March 2004, we entered into a settlement and license agreement with Lumenis Ltd., one of our competitors, pursuant to which, among other things, we have a non-exclusive license to utilize Lumenis’ patents relating to the use of incoherent light or gel in aesthetic and medical applications. Our license fee under this agreement is limited to $4.2 million, which as of December 31, 2005, has been fully paid.

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

Competition

          Our industry is subject to intense competition. We compete against products offered by public companies, including Candela Corporation, Laserscope, Lumenis Ltd., Cutera, Inc., Cynosure, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Sciton, Inc., Radiancy Inc., Thermage, Inc., Reliant Technologies, Inc. and by several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

Revenues by Geographic Market

Region	Year ended December 31

	2003		2004		2005

	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage

North America	$21,247	60.7%	$32,550	56.2%	$54,406	62.2%
Asia-Pacific	7,130	20.4	14,327	24.7	16,609	19.0
Western Europe	6,410	18.3	9,915	17.1	13,984	16.0
Israel	160	0.4	625	1.1	1,730	2.0
Other	74	0.2	501	0.9	677	0.8
Total	35,021	100	57,918	100	87,406	100

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

          In May 2005, the Chinese State Food & Drug Administration granted regulatory approval to sell our Aurora and Polaris products in China. A similar regulatory approval was granted by the Korea Food & Drug Administration to sell our Aurora, Polaris, VelaSmooth, Galaxy and Comet products in Korea.

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

          We have four active subsidiaries: Syneron GmbH, a wholly-owned subsidiary, was established in Germany in August 2001, to market and sell the Company’s products in Europe; Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 in Delaware and Toronto, Canada, respectively, to market and sell the Company’s products in North America. Syneron Medical (HK) Ltd, also a wholly-owned subsidiary, was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia in May 2006. In July 2005, we also purchased a 51% interest in Light Instruments Ltd., an Israeli start-up specializing in the development of advanced dental laser devices.

D.	PROPERTY, PLANTS AND EQUIPMENT

          We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel pursuant to a lease that expires in December 2006. We occupy approximately 9,400 square feet in this leased facility in Yokneam. We also lease another approximately 1,200 square feet facility in the town of Binyamina under a lease that expires in May 2007. Our Canadian subsidiary leases a 6,244 square feet facility and another 2,667 square feet facility, both in Richmond Hill, Ontario, Canada pursuant to leases that expire in October 2006 and October 2010, respectively. Our U.S. subsidiary leases a 2,200 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary also leases a 5,100 square foot facility in Irvine, California pursuant to a lease that expires in June 2007. Our German subsidiary leases a 1,500 square foot facility in Germany pursuant to a lease renewable on a yearly basis. We believe that our properties are adequate to meet our current needs.

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

          In the third quarter of 2005, we had entered into an agreement with EuropeLab, Inc.’s Platinum Equipment Division, or EuropeLab, as our North American distributor for the dental spa, day spa, aesthetic and chiropractic spa markets. Under this agreement, EuropeLab, which is a distributor of specialized equipment for the spa market, will distribute our VelaSmooth™ and the Pitanga™ systems to the spa market in North American. In April 2006, we launched our new cosmetic division, Syneron Cosmedics™ to target our products to aesthetic practitioners, spas and the cosmetic market. Our products for these markets incorporate the safety feature of active dermal monitoring, as well as contact cooling which are very important for these professionals and medical spas

          In the first quarter of 2006, we have also reorganized the structure of our North American sales force. Our organization now consists of 55 salespeople in North American organized in seven territories, each with a dedicated regional manager. During this period, we also formed strategic alliances in Canada with two of the country’s large medical equipment and supply distributors - Medical Mart Supplies Ltd. and Dufort & Lavigne Ltee.

          Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our elos™ (Electro-Optical Synergy) combined energy technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality - the ST, which received FDA clearance in March 2006.

          The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s elos modalities in one multi-platform system. All the applications on the eLight, eLaser and have received 510(k) clearance from the FDA.

Revenues

          Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

          We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment. For the year ended December 31, 2005 our revenues totaled $87.4 million. From inception through December 31, 2005, we sold over 4,500 products worldwide. In 2005, we derived approximately 6.8% of our revenue from the recognition of product warranty and service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

          We sell our products directly in the United States, Canada, Germany and Austria and use distributors to sell our products in countries where we do not have a direct presence, or to complement our direct sales force. For the year ended December 31, 2005, we derived 37.8% of our revenue from sales of our products outside North America through a combination of direct and distributor sales.. As of December 31, 2005, we had approximately 43 salespeople in North America, and distributors in more than 40 countries and as of March 31, 2006, we had approximately 55 salespeople in North America, and distributors in more than 42 countries. We believe that our sales will increase over time as we continue to introduce new products with new applications.

          The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2004 and 2005:

	Percent of Sales

Region	Year ended December 31, 2004	Year ended December 31, 2005

North America	56.2%	62.2%
Asia-Pacific	24.7	19.0
Europe	17.1	16.0
Other	2.0	2.8
Total	100.0%	100.0%

Cost of Revenues

          Our cost of revenues consists of the cost of manufacture and assembly of our ELOS-based medical products by third-party manufacturers. These costs primarily include materials, components and labor used by our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because our product technology, design and engineering does not require highly sophisticated, time intensive labor for assembly and testing and our products use the off-the-shelf discrete components, we are able to experience low manufacturing costs and relatively high gross margins.

          Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. The cost of revenue as a percentage of revenues increase from 2004 to 2005 due to increase in sales of products that are more expensive to manufacture. We anticipate that this trend may continue.

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

Selling and Marketing Expenses

          Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, as well as management and administration expenses in support of sales and marketing in our subsidiaries. We expect our selling and marketing expenses to increase significantly in absolute dollars, though we do not expect them to increase significantly as a percentage of revenues, as a result of expansion of our marketing efforts.

General and Administrative Expenses

          Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We are experiencing an increase of our general and administrative expenses in absolute dollars and as a percentage of revenues as a result of our becoming a public company in 2004.

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

          Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin No. 104, or SAB 104, when each of the following four criteria are met:

—	delivery has occurred;

—	there is persuasive evidence of an agreement;

—	the fee is fixed or determinable; and

—	collection is reasonably assured.

          Revenue from product sales to end users in North America usually includes multiple elements within a single contract. We considers the sale of a product and the service element in the agreement to be two separate accounting units of the arrangement and defers the fair value of the service element to the period in which it is earned. Fair value is determined based on the price charged on a stand alone basis for the service provided, and data available from which to estimate the volume of services provided the during term of the arrangement.

          In evaluating whether collection is reasonably assured, we review credit and operation histories and customers’ facilities and in the case of independent distributors, we will evaluate creditworthiness and other relevant factors.

          If changes in conditions cause management to determine that these criteria are not met for future transactions, revenue recognized for any reporting period could be adversely affected. Although we meet the requirements of SAB 104 upon shipment of product, and the recording of revenue, we continually evaluate our accounts receivable for any bad debts and make estimates for any bad debt allowances.

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

          Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which replaces SFAS 123 and supersedes APB 25. SFAS No. 123(R) requires all share-based compensation to employees, including grants of employee stock options, to be recognized in the financial statements based upon fair value, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. We have the option to choose either the modified prospective or modified prospective method. We have adopted SFAS No. 123(R), using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123(R). We are currently evaluating the impact FAS 123(R) will have on our financial statements, and based on our preliminary analysis, we expect that, the adoption of this standard will reduce our net income in 2006 by $2.8 million. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

          Litigation. Management sets aside liabilities related to litigation brought against us when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

          Warranty and Service Costs We generally provide a one- to three-years standard warranty with our products with no service obligation attached, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On sales to distributors, we provide a warranty on parts only. We provide for the estimated cost to repair or replace products under warranty at the time of sale.

Results of Operations

          Years Ended December 31, 2004 and December 31, 2005

          Revenues. Revenues in 2005 have increased $29.5 million, or 51%, from $57.9 million in 2004 to $87.4 million. The increase was primarily attributable to increased unit sales due to increased market share of Syneron products, increased Galaxy and Comet sales in the United States and the rest of the world and the commercial launch of the VelaSmooth in the beginning of 2005 in the international markets and in the third quarter in United States, Cost of Revenues. Cost of revenues increased $4.5 million in 2005, from $6.9 million in 2004 to $11.4 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 11.9% in 2004 to 13.1% in 2005 due to change in the mix of products towards products that include Laser instead of IPL. For a detailed explanation on the difference between Laser and IPL, please see “Business Overview—Industry” above. Research and Development Expenses.

          Research and development. expenses increased $1.9 million, from $3.1 million in 2004 to $5.0 million in 2005. As a percentage of revenues, research and development expenses increased from 5.3% in 2004 to 5.8% in 2005. The increase was primarily attributable to expansion of our research and development staff and its activities, as well as increased consulting services from outside engineering companies.

          Selling and Marketing Expenses. Selling and marketing expenses increased $5.6 million, from $19.6 million in 2004 to $25.2 million in 2005. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs associated with the expansion of our North American sales force and increased activities in Europe, Asia-Pacific and South America. As a percentage of revenues, selling and marketing expenses decreased from 33.9% in 2004 to 28.8% in 2005. This decrease was primarily due to the increase in our sales in 2005.

          General and Administrative Expenses. General and administrative expenses increased $0.8 million, from $2.7 million in 2004 to $3.5 million in 2005. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions needed to support our overall growth. As a percentage of revenues, general and administrative expenses decreased from 4.7% in 2004 to 4.0% in 2005.

          Other Expenses of $3.5 million in 2005 were attributable to settlement and litigation costs associated with Thermage Ltd in the amount of 2.7 million and expenses related to the secondary follow-on offering in the amount of $0.8 million.

          Financial Income. Financial income increased $0.5 million, from $2.4 million in 2004 to $3.1 million in 2005. The increase in financial income was primarily attributable to interest earned on our increasing cash balances and marketable securities in 2005. As a percentage of revenues, financial income decreased from 4.1% in 2004 to 3.5% in 2005.

          Taxes on Income. Income taxes increased $0.1 million, from $0.6 million in 2004 to $0.7 million in 2005. As an “Approved Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and we pay taxes only on income from other sources which are not integral to our approved enterprise such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $38.9 million in 2005 as compared to approximately $4.0 million in 2004. We have recorded a valuation allowance for these losses since it is more likely than not that we will not be able to offset such losses against future income.

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

Deferred Stock-Based Compensation

          We record deferred stock-based compensation for financial reporting purposes under the guidance of Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” and provide pro forma information under Statement for Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation.” (See Note 2(m) to the Notes to our Consolidated Financial Statements). We grant options to our employees, directors and consultants. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenues, selling and marketing expenses, research and development expenses, and general and administrative expenses. Deferred stock-based compensation granted from 2001 through December 31, 2005 was $1.35 million, with accumulated amortization of $1.0 million. The remaining $0.20 million will be amortized over the vesting periods of the options, generally three to four years from the date of grant. We expect to record amortization expense for employee and director deferred stock-based compensation as follows:

Year	Amount

2006	$0.10 million
2007	$0.10 million

          In 2006, we implemented Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Pursuant to SFAS No. 123(R) we will recognize compensation costs related to employee stock option plans based on the fair value of the options, which increased the expenditures associated with our incentive stock option plan.

Quarterly Results of Operations

          The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2005. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this annual report. The operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year. As an accommodation to our customers we sell accessory devices manufactured, sold and serviced by others at the same prices that such devices can be purchased from the manufacturers’ representatives. In connection with preparing our 2004 financial statements, we decided to include the net amount received from such sales in revenues in accordance with EITF 99-19. Prior to this decision, revenues for the quarters ended March 31, June 30 and September 30, 2004 had been reported on the basis of including the full sales price of accessories in revenues and the associated cost in cost of revenues. As a result, revenues and cost of revenues as previously reported were each $180 greater in the quarter ended March 31, 2004, $350 greater in the quarter ended June 30, 2004 and $236 greater in the quarter ended September 30, 2004. Sales of accessories were not significant prior to the quarter ended March 31, 2004.

	Three months ended
	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005

	(unaudited) (in thousands)
Revenues	$12,130	$13,367	$14,908	$17,513	$18,509	$20,132	$25,030	$23,735
Cost of revenues	1,440	1,409	1,715	2,350	2,581	2,658	3,091	3,098

Gross profit	10,690	11,958	13,193	15,163	15,928	17,474	21,939	20,637
Operating expenses:
Research and development, net	647	506	806	1,119	991	1,256	1,450	1,333
Selling and marketing, net	4,455	4,736	4,866	5,568	5,850	6,615	5,990	6,733
General and administrative	243	396	852	1,234	716	751	883	1,184
Settlement and legal costs	–	–	–	–	1,124	2,370		-

Total operating expenses	5,345	5,638	6,524	7,921	8,681	10,992	8,323	9,250

Operating income (loss)	5,345	6,320	6,669	7,242	7,247	6,482	13,616	11,387
Financial income (expense), net	163	235	756	1,230	354	494	1,177	1,056
Income (loss) before taxes on income	5,508	6,555	7,425	8,472	7,601	6,976	14,793	12,443
Taxes on income	45	120	175	280	100	100	150	400

Net income (loss)	$5,463	$6,435	$7,250	$8,192	$7,501	$6,876	$14,643	$12,043

Net earnings (loss) per share:
Basic	$0.32	$0.39	$0.37	$0.37	$0.32	$0.28	$0.58	$0.46

Diluted	$0.26	$0.30	$0.29	$0.30	$0.27	$0.25	$0.53	$0.43

Weighted-average number of shares used in actual per share calculations:
Basic	17,006	16,534	19,719	22,001	23,616	24,634	25,105	26,162

Diluted	21,232	21,113	25,006	27,207	27,380	27,555	27,605	27,742

As a Percentage of Total Sales:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	11.9	10.5	11.5	13.4	13.9	13.2	12.3	13.1

Gross profit	88.1	89.5	88.5	86.6	86.1	86.8	87.7	86.9
Operating expenses:
Research and development, net	5.3	3.8	5.4	6.4	5.4	6.2	5.8	5.6
Selling and marketing, net	36.7	35.4	32.6	31.8	31.6	32.9	23.9	28.4
General and administrative	2	3	5.7	7	3.9	3.7	3.5	5.0
Settlement and legal costs	–	–	–	–	6.1	11.8	–	–

Total operating expenses	44.1	42.2	43.8	45.2	46.9	54.6	33.3	39.0

Operating income (loss)	44.1	47.3	44.7	41.4	39.2	32.2	54.4	48.0
Financial income (expense), net	1.3	1.8	5.1	7	1.9	2.5	4.7	4.4
Income (loss) before taxes on income	45.4	49	49.8	48.4	41.1	34.7	59.1	52.4
Taxes on income	0.4	0.9	1.2	1.6	0.5	0.5	0.6	1.7

Net income (loss)	45%	48.1%	48.6%	46.8%	40.5%	34.2%	58.5%	50.7%

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

          From December 31, 2002 through August 10, 2004, we funded our operations principally from private placements of preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. On March 8, 2005, we completed a follow-on secondary offering resulting in net proceeds of $1.6 million from exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from exercise of options. As of March 31, 2006, we did not have any outstanding or available debt financing arrangements. As of December 31, 2005, we had working capital of $144.5 million, and our primary source of liquidity was $134.1 million in cash, cash equivalents and marketable securities and cash flow from operations.

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

          Net Cash Provided By Operating Activities. Net cash provided by operating activities was $2.3 million in 2002, is $14.4 million in 2003 and $22.6 million in 2004 and $31.3 million in 2005. The change in net cash provided by operating activities reflects the growth in sales activity as well as our increased profitability and increasing levels of collection of accounts receivables netted against other working capital items. During 2005, trade receivables, other account receivables and prepaid expenses, and other accrued liabilities increased significantly as a result of increased sales. In addition, other account receivable and prepaid expenses and other accrues liabilities increased due to option exercise withholding tax balances. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow, requiring an increase in our required level of working capital.

          Net Cash Used in Investing Activities. Net cash used in investing activities was $(0.3) million in 2002, $(12.0) million in 2003, $(70.0) million in 2004 and $(42.4) million in 2005. Cash used in investing activities is primarily attributable to marketable securities. For the year ended December 31, 2004, we invested $1.5 million in capital expenditures, consisting primarily of purchases of a patent, software, manufacturing equipment and general equipment. For the year ended December 31, 2005, we invested $1.1 million in capital expenditures, consisted primarily of purchases of patent, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2006 will be approximately $1 million and will consist of the same types of capital expenditures that we had in 2005.

          Net Cash Provided By (Used in) Financing Activities. Net cash provided by (used in) financing activities was $1.3 million in 2002, $(0.4) million in 2003 and $53.7 million in 2004 and $11.7 million in 2005. The use of cash in 2003 was primarily attributable to the repurchase of a portion of our preferred shares and the repayment of our outstanding indebtedness. Net cash provided by financing activities in 2004 was primarily attributable to the proceeds of our initial public offering. Net cash provided by financing activities in 2005 was primarily attributable to the proceeds of exercise on options.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          Our research and development activities are conducted internally by a research and development staff consisting of 24 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop four major product initiatives in 2006: dental lasers; non-invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary elos technology.

          To date, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $1.2 million in 2002, $1.9 million in 2003, $3.1 million in 2004, and $ 5.0 million in 2005. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

          In 2005, we continued our sales momentum and increased sales from $58 million in 2004 to $88 million in 2005. The increase in sales is attributed to the introduction of new platforms to our portfolio (the Comet, the Vela and the Galaxy) and to the expansion of our marketing and sales network in Asia, Europe and South America. In 2005, we received a 510(k) premarket clearance from the FDA for our Vela platform and believe that our ability to market and sell this platform in the United States would further increase our sales in the future.

          In 2005, we increased our production capacity through all three outsourcing companies that are serving Syneron as sub-contractors. In 2005, we did not increase the average selling price of our platforms.

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

          The following table summarizes our contractual commitments as of December 31, 2005 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands)

Operating leases	$986	$534	$370	$82	$–

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth information regarding our executive officers and directors as of May 31, 2006:

Name	Age	Position(s)
Dr. Shimon Eckhouse	61	Chairman of the Board of Directors and Director
Dr. Michael Kreindel	39	Chief Technology Officer and Director
David Schlachet	61	Chief Executive Officer
David Seligman	47	Chief Financial Officer
Doron Gerstel	46	President of Syneron Inc. and Syneron Canada Corporation
Marshall Butler	79	Director
Dr. Michael Anghel	67	External Director
Yaffa Krindel	51	Director
Dan Suesskind	62	External Director

          Dr. Shimon Eckhouse has served as the chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd. and Edge Medical Devices Ltd. and a director of WideMed Ltd., ColorChip Ltd., Ventor Medical Technologies Ltd. and Matteris Ltd. Dr. Eckhouse was a co-founder of ColorChip and served as its active chairman from 2003 to January 2004 and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the Board of Directors of the Technion Israeli Institute of Technology. Dr. Eckhouse is the uncle of Amit Meridor, our Vice President of Sales.

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

          David Schlachet has served as our chief executive officer since November 2005. From July 2004 to November 2005, Mr. Schlachet served as our chief financial officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Elite Holdings, in addition to his position in Straus Elite Holdings. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed companies Pharmos Inc., LanOptics Ltd and Compugen Ltd.. In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd. and Edgar Investments and Developments Ltd., as well as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from the Tel-Aviv University.

          David Seligman has served as our chief financial officer since February 2006. Prior to that Mr. Seligman served as the chief financial officer of NUR Macroprinters Ltd. (Nasdaq: NURM) from October 2003 to October 2005. Prior to joining NUR Macroprinters, Mr. Seligman served as chief financial officer of RADVISION Ltd. (Nasdaq: RVSN) from November 1999 until August 2003. Prior to that, he was chief financial officer for LanOptics Ltd. (Nasdaq: LNOP), a senior financial analyst for Fidelity Investment Systems Company in Boston, Massachusetts, and served as a controller and financial analyst for several hi-tech companies. Mr. Seligman holds a B.A. degree in political science and geography, and a M.B.A. degree in accounting and finance, both from Tel-Aviv University.

          Doron Gerstel is the co-founder of Zend Technologies, Inc., a private technology company that creates modern open source web applications, where he served as Chief Executive Officer from its inception in 1999 until May 2006. Prior to his founding of Zend, Mr. Gerstel was Chief Operating Officer for Lumenis Ltd. (formerly ESC Medical Systems), a public company that develops, manufacturers and sells laser and light-based devices for medical, aesthetic, ophthalmic, dental and veterinary applications. Mr. Gerstel serves on the advisory board of Fritz, Inc. (acquired by UPS), the third largest logistics provider in the U.S. Mr Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an MBA from Tel Aviv University.

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

          Yaffa Krindel has served as a director since November 2005. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star Ventures in 1997 as the managing partner of Star Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc.), a data communication systems company for the enterprise market. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd.), a Point-to-Multipoint (PMP) Broadband Wireless Access company headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of OrSense Ltd., Trivnet Inc., Negevtech Ltd., Siano Mobile Silicon Inc., Alfy Inc. and Broadlight Incorporated. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

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

          Our Chief Executive Officer and Chief Technology Officer serve at the discretion of our board of directors and hold office until his or her successor is elected or his or her earlier resignation or removal. Other executive officers, in their capacity as such, serves at the discretion of our Chief Executive Officer and holds office until his or her successor is elected or his or her earlier resignation or removal.

B.	COMPENSATION

          The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (five out of the six directors) for the year ended December 31, 2005 was approximately $213,200. This amount includes payment to our Chairman of the Board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

          The aggregate direct compensation we and our subsidiaries paid to the officers as a group (four persons, including Mr. Domenic Serafino, the previous President of Syneron Inc. and Syneron Canada Corporation, who took a leave of absence from Syneron for personal reasons as of April 27, 2006) for the year ended December 31, 2005 was approximately $1.0 million. This amount includes approximately $0.1 million which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2005, other than reimbursements for travel expenses.

          As of March 31, 2006, there were outstanding options to purchase 373,000 ordinary shares granted to our directors and officers (five persons), at exercise prices ranging from $0.07 to $25.75, 300,000 of these options shall expire in the year 2010, 69,000 of these option shall expire in the year 2011, and 4,000 of these options shall expire in the year 2012. The Board also approved options to purchase 58,000 of our ordinary shares, subject to shareholder approval. These options, if approved by our shareholders and granted, will expire in the year 2013.

          For a description of the plans pursuant to which such options were granted please see Item 6.E below.

C.	BOARD PRACTICES

Board of Directors

          In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than 11 and no fewer than three directors. Our board of directors consists of six directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2006, the term of the second class, consisting of Mr. Butler and Ms. Yaffa Krindel a director elected by the Board as a replacement of Dr. Ron, who resigned from the board of directors in May 2005, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Dr. Eckhouse, will expire and the director elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class. The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Companies Law).

          We have employment and consultancy agreements with our principal executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry. In addition, these agreements provide for up to six months of liquidation fees in certain events of termination of employment. Agreements with our directors (serving in that capacity) do not provide for benefits upon termination of service.

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

          Our audit committee, acting pursuant to a written charter, is comprised of Dr. Anghel, who has been designated as the audit committee financial expert, Mr. Suesskind and Ms. Yaffa Krindel. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

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

          Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The composition and functions of the compensation committee meet the requirements of the Nasdaq National Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

          Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the rules of the Nasdaq National Market, with which we comply voluntarily.

Internal Auditor

          Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ezra Yehuda, C.P.A. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an employee of the Company, but the managing partner of an accounting firm which specializes in internal auditing.

D.	EMPLOYEES

          The breakdown of our employees by department and geographic location is as follows:

	As of December 31

	2003	2004	2005

Management, administration and operations	17	37	39
Research and development	11	23	24
Selling and marketing	28	56	83
Total	56	116	146

Israel	20	34	40
North America	29	72	94
Asia-Pacific	1	2	3
Germany	6	8	9

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

          Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2005, our accrued severance pay funds totaled $0.2 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

          The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2006 by our officers and directors:

          Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 31, 2006 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

          Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,161,704 ordinary shares outstanding on March 31, 2006.

	Number	Percent
Executive Officers and Directors:
Dr. Shimon Eckhouse(1)	2,629,147	9.68%
Dr. Michael Kreindel (2)	2,079,000	7.65%
Domenic Serafino(3)	649,286	2.36%
Marshall Butler	*	*	%
David Schlachet	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Seligman	*	*	%
Yaffa Krindel	*	*	%
All directors and executive officers as a group (9 persons)	5,477,700	19.90%

* equals less than 1%

(1)

Includes 2,287,331 shares held by Starlight Capital Ltd. and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares.

(2)	Includes 2,079,000 shares held by Cititrust Bahamas Ltd. as Trustee for TR-30777, for which Dr. Kreindel is the beneficiary.

(3)

Includes options to purchase 300,000 ordinary shares that are exercisable within 60 days of March 31, 2006, with an exercise price of $0.08 and that expire in December 2010; and includes options to purchase 20,000 ordinary shares that are exercisable within 60 days of March 31, 2006, with an exercise price of $25.75 per share and that expire in December 2011. Mr. Serafino took a leave of absence from Syneron for personal reasons as of April 27, 2006.

Employee Benefit Plans

          Prior to the adoption of the 2004 Plans, we maintained one equity incentive plan adopted in 2003, which served as an umbrella plan for all of our employees, directors, officers and other eligible persons worldwide. Prior to the 2003 Plan, we granted options according to individual agreements with the grantees, without adopting a specific plan.

          As of December 31, 2005, we had 1,079,897 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

          On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan.

          Under the 2004 Plans, as of December 31, 2004, we had 664,000 options outstanding. During the year ended December 31, 2005, we granted 520,504 options under the 2004 Plans.

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

          Under the 2004 United States, Canada and Rest of World Plan, we may grant to our non-Israeli directors, officers, employees and consultants, options and other incentive awards to purchase our ordinary shares. These plans were adopted to allow favorable tax treatment for our United States and Canadian directors, officers, employees and consultants. Since May 12, 2004, all option grants to our non-Israeli employees have been issued under the 2004 United States, Canada and Rest of World Plan and, unless we adopt a new plan, all such grants in the future will be issued under the 2004 United States, Canada and Rest of World Plan.

          Each of the 2004 Plans expires in 2014 and has an evergreen provision. The evergreen provision calls for the annual increase of shares reserved for issuance under the 2004 Plan by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may, at its sole discretion, decrease, at any given year, the yearly incremental increase of options to whatever number it deems appropriate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          The following table sets forth information, as of March 31, 2006, regarding the beneficial ownership of our ordinary shares by each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares.

          Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,161,704 ordinary shares outstanding as of March 31, 2006.

	Shares	Percentage

Dr. Michael Kreindel (1)	2,079,000	7.65%
Starlight Capital Ltd.(2)	2,287,331	8.42%
Sprott Asset Management Inc. (3)	1,370,250	5.04%

(1)	Includes 2,079,000 shares held by Cititrust Bahamas Ltd. as Trustee for TR-30777, for which Dr. Kreindel is the beneficiary.

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

(3)	In April 2006, Sprott Asset Management Inc. filed a Schedule 13G indicating that it no longer has beneficial ownership of more than 5% of our outstanding ordinary shares.

          To our knowledge, the only significant changes in the percentage ownership by our major shareholders during the past three years have been the dilution in their percentage ownership as a result of our initial public offering in 2004, sales by major shareholders in our underwritten secondary offering in March, 2005, the purchases and sale by Sprott Asset Management Inc. in the public market subsequent to our underwritten secondary offering, the purchases and sale by Veredus Asset Management LLC in the public market of our ordinary shares in the first quarter of 2006, the sale by Lintech International Inc., which is wholly owned by a trust that was created for the benefit of the issue of Beryl Levey, of its holdings in June 2005, the sale by Israel HealthCare Ventures LP, which is affiliated with our past director, Dr. Hadar Ron, of its holdings in June 2005, and the sale by M.N.M.M. Holdings Ltd., which is controlled by our past director and former CEO Mr. Moshe Mizrahy, of its holdings in November 2005.

          To our knowledge, as of March 31, 2006, we had 8* stockholders of record who were registered with addresses in the United States. These United States holders were as of such date, the holders of record of approximately 83.18%* of our outstanding shares.

* Includes the Depository Trust Company

B.	Related Party Transactions

Registration Rights

          Our underwritten secondary offering of March 2005 covered 4,701,424 of the 13,422,649 ordinary shares held by holders entitled to registration rights. Out of this quantity only 2,794,957 ordinary shares remain which are held by holders entitled to registration rights, due to sales made according to applicable exemptions from registration. In the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their remaining ordinary shares in such registration, subject to certain marketing cutbacks and other limitations. After our underwritten secondary offering of March 2005, the holders of at least 50% of these securities will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form F-3, subject to conditions and limitations.

C.	INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

          Our audited consolidated financial statements for the year ended December 31, 2005 are included in this annual report under Item 18.

          Legal Proceedings.

          On July 23, 2004, Thermage, Inc. sued us in the United States District Court for the Northern District of California, for patent infringement, seeking an injunction against infringing their patent rights and unspecified damages. A preliminary injunction sought by Thermage against the sale of our Polaris WR wrinkle treatment device in the United States was denied. Thermage subsequently amended its complaint to include claims of infringement of five additional patents. We denied Thermage’s allegations and filed a counterclaim for injunctive relief and damages, alleging that Thermage is infringing a patent we acquired in 2004. In June 2005, we reached an agreement with Thermage which settled both parties’ claims against each other. Under this agreement each party grants the other a non-exclusive paid-up license under the patents in suit and related patents. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million. The license granted to Thermage excludes the right to utilize our ELOS technology and the license granted to us excludes the right to utilize Thermage’s monopolar RF and capacitive electrical coupling. Both parties admitted validity of all patents in the litigation, but neither admitted any wrongdoing or liability.

          On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued us and Dr. Eckhouse, in the District Court in Haifa, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing us for $2.3 million (NIS 10 million) and has requested an injunction against us which will prohibit manufacturing, marketing and selling some or all of our products, which, if successful, could have a material adverse effect on our business in Israel. On October 10, 2004 we submitted our Statements of Defense to the Court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, we claimed that even if the patent would have been valid, none of our devices infringe any of Shaldot’s patents. Recently, the dispute was referred, by the court, to mediation and the parties are attempting to resolve the dispute. There can be no assurance that the mediation could successfully resolve the dispute or if resolution was reached, that the outcome is favorable to us. We and our legal advisors believe that we have good defenses against Shaldot’s claims, and we intend to defend Syneron vigorously. No reserve was recorded in the financial statement with respect to this claim.

          In September 2005 and in further dates hereafter, three several plaintiffs filed a complaint in which we and Syneron Inc. are named as co-defendants along with nine other third party defendants. The three plaintiffs are African-American women who allege they were burned while receiving laser hair removal treatments from one of our customers, administered using our product. In addition to traditional product liability and negligence theories, the complaint alleges theories of product liability fraud, negligent misrepresentation, sale of a dangerous prescriptive device and intentional race discrimination. Defense of this litigation is being funded and controlled by an insurance company which issued a policy to Syneron Inc. which we are an additional insured through a controlling interest endorsement. However, there is the possibility that the court could conclude that the race discrimination claim is not covered by the insurance policy. Our subsidiary has appeared in the litigation and the complaint’s allegations are being vigorously contested. We have not yet been served, but when served, we also intend to vigorously contest the complaint’s allegations. We cannot predict the outcome of the claim, nor can we estimate the amount of damage, if we are held responsible. Accordingly no reserve was included in the financial statements with respect to this claim.

          On November 10, 2005 a class action was filed against our subsidiary, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.’s insurance carrier has accepted tender of defense of this litigation subject to reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have indemnity coverage for this lawsuit and it is currently being provided a defense, there is the possibility that the court could conclude that the TCPA class action claim against Syneron Inc. is not covered by the insurance policy. We are unable, at this time, to determine the likely outcome of this matter. We cannot predict the outcome of the claim, nor can we estimate the amount of damage, if we are held responsible. Accordingly no reserve was included in the financial statements with respect to this claim.

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

          Not applicable

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

          Our ordinary shares are quoted on the Nasdaq National Market under the symbol “ELOS.”

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)

	HIGH	LOW

During the last year:
2005	$46.91	$23.05

During the last six months:
November 2005	43.34	35.75
December 2005	46.91	31.48
January 2006	32.72	25.40
February 2006	29.62	26.51
March 2006	31.49	26.62
April 2006	30.95	25.67
May 2006	27.39	19.20

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

          Under the Companies Law, we are required to maintain a major shareholder register listing shareholders holding 5% or more of our outstanding ordinary shares.

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

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

—	any amendment to the articles of association;

—	an increase in the company’s authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

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

          Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent. The Companies Law has been amended recently and now allows also for additional reimbursement of expenses as set forth below, provided the Articles of Association allows such additional reimbursement. Currently, the Articles of Association of the company do not include such reimbursement because they were adopted prior to the Companies Law amendment. Should Syneron wish to include such additional indemnification of expenses it will need to amend the Articles of Association accordingly. The additional case in which a reimbursement of expenses is allowed according to the Companies Law is reasonable legal fees, including attorneys fees, incurred by an Office Holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent.

          Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

          A company may exculpate an office holder for a breach of duty of care, but only in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company nor from a breach of duty of care with respect to a distribution.

          Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly unless it was carried our negligently, or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

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

General Corporate Tax Structure in Israel

          Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

          However, the effective tax rate payable by a company that derives income from an approved enterprise, discussed further below, may be considerably less. See “–Law for the Encouragement of Capital Investments, 1959.”

Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

—

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—

Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. We refer to this additional amount as inflation supplement. The inflation supplement will only be added to the corporate income but not to other incomes, such as capital gain.

—	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

          The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          Tax benefits prior to the 2005 Amendment

          The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) or the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be granted the status of an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

          The Investments Law provides that a company investing in an approved enterprise is eligible for tax benefits (“tax benefits”) on taxable income derived from the operations under the approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed pursuant to the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the ordinary course of business of the company investing in the approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to a company investing in an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

          The Investments Law also provides that a company investing in an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

          The tax benefits call for taxable income of a company that has been granted the status of approved enterprise on a specific investment program to be subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years, commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (hereinafter “the Time Limit”).

          Additionally, a company that has been granted the status of an approved enterprise on all or part of its operations may elect to receive a grant of money from the government or an alternative package of benefits under the Investments Law. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax (“tax exemption”) for a period of between two and ten years, starting from the first year the company derives taxable income under the approved enterprise program. The length of time of this exemption will depend on the geographic location of the approved enterprise within Israel. After this exemption lapses, the company will be eligible for the reduced tax rate discussed in the previous paragraph for the remainder of the Time Limit. The Time Limit imposed on the tax benefit discussed above does not limit this exemption under the alternative package of benefits. If the exemption period extends beyond the Time Limit, the company will continue to enjoy the tax exemption until the end of the exemption period.

          We have elected the alternative package of benefits. A company that has elected the alternative package of benefits and subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the alternative package of benefits, which is generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company where more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program, if undistributed, may be exempt from tax for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefit period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

          Under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

          Tax benefits under the 2005 Amendment

          A recent amendment to the Investments Law, which has been officially published and is effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of 3 years from the date of approval. This amendment simplifies the approval process for the approved enterprise. According to the amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 30, 2007.

          The Amendment does not apply to benefits included in any certificate of approval that was granted before the amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

          Tax benefits are generally available, under this amendment, to production facilities (or other eligible facilities) if they derive more than 25% of their business income from export (a “Benefited Enterprise”). In order to receive the tax benefits, the amendment states that a company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years, ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

          The duration of these tax benefits is limited to the earlier of 7 to 10 years from the Commencement Year or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived income for tax purposes from the Benefited Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

—

Similar to the currently available alternative package of benefits, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) with respect to the gross amount of the dividend that we may distribute. The company is required to withhold tax on such distribution at a rate of 15%; or

—

A special tax option, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefit period is ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

          Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20M in the Benefited Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

          The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

          The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as it was on the date of such approval.

          As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

          Currently we have two approved enterprise programs under the Investments Law, which entitles us to some tax benefits. The second program was approved on January 23, 2005. Our approved enterprise programs are subject to the alternative package of benefits, which allows for a ten years exemption of taxes for undistributed income.

Law for the Encouragement of Industry (Taxes), 1969

          We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

          The following corporate tax benefits, among others, are available to Industrial Companies:

—	deduction of purchased of know-how and patents and/or right to use a patent over an eight-year period;

—	accelerated depreciation rates on equipment and buildings;

—	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies and an industrial holding company;

—	expenses related to a public offering on recognized stock markets, are deductible in equal amounts over three years.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

          Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

          Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement).

          As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006. In that case, the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

          The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

          Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset, qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if that Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates:

—	for dividends distributed prior to January 1, 2006 - 25%;

—

for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an approved enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an approved enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

          For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

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

—

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

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

          If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares that is a partnership and partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

          This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date hereof. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares as compensation for the performance of services;

—	tax-exempt organizations;

—	traders in securities that elect to apply a mark-to-market method of accounting;

—	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States;

—	persons having a functional currency other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of us.

          This discussion also does not consider the possible application of United States federal gift or estate tax or alternative minimum tax.

          We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

          We have never paid cash dividends and we do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

          For tax years beginning before January 1, 2011, a non-corporate U.S. Holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either:

—	The stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

—

That corporation is eligible for benefits of a comprehensive income tax treaty with the UNITED STATES. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.

          In addition, under current law a U.S. Holder must generally hold his ordinary shares for more than 60 days during the 121 day period beginning 60 days prior to the ex-dividend date.

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

          Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. For tax years beginning before January 1, 2011, long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

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

Information Reporting and Back-up Withholding

          Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

—	U.S. person;

—	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

—	a controlled foreign corporation FOR u.s. TAX PURPOSES;

—	a foreign partnership that is either engaged in a U.S. trade or business or whose UnITed States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

—	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

—	a U.S. branch of a foreign bank or insurance company.

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

          A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the Securities and Exchange Commission may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

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

          Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 84% of our total revenues for the year ended December 31, 2005. Substantially all of the remaining 16% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. We currently do not use derivative financial instruments to hedge our exposure to exchange rate fluctuations.

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

A.	USE OF PROCEEDS

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

          To date, the net proceeds of the offering were invested in term deposits in U.S. banks and have not been used. We still intend to use the proceeds in the manner set forth in our prospectus of August 5, 2004.

ITEM 15.	CONTROLS AND PROCEDURES

          Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. Based on such review, including the full adoption of the recommendation of our audit committee concerning procedures and controls, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

ITEM 16.

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

          During the years 2004 and 2005, we paid the following fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2004 (in thousands)	2005 (in thousands)
Audit Fees	178	270
Audit Related Fees	175	95
Tax Fees	25	38
All Other Fees	6	10
Total	384	413

          Audit related services rendered by Ernst & Young during 2004 were in connection with our initial public offering, and in 2005 were in connection with our follow-on secondary offering. Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

          Our Audit Committee has adopted a policy for pre-approval of audit and non-audit services provided by the independent auditor. Under the policy, such services must require the specific pre-approval of the Audit Committee followed by ratification of the full Board of Directors. Any proposed services exceeding the Pre-approval amounts for all services to be provided by the independent auditor require an additional specific pre-approval by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

          The following consolidated financial statements and related auditors’ report are filed as part of this annual report.

ITEM 19.	EXHIBITS

          The following exhibits are filed as part of this annual report on Form 20-F:

1.1	Registrant’s Articles of Association (incorporated by reference to Exhibit 3.3 to our Form F-1 filed July 14, 2004)

1.2	Amendment to Articles of Association of Registrant (incorporated by reference to Exhibit 3.4 to our Form F-1 filed July 14, 2004)

1.3	Certificate Confirming Alteration of a Companies Name (English translation) (incorporated by reference to Exhibit 3.2 to our Form F-1 filed July 14, 2004)

1.4	Form of Articles of Association of Registrant (incorporated by reference to Exhibit 3.5 to our Form F- 1/A filed August 3, 2004)

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Form F-1 filed July 14, 2004)

4.1	Turn–Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A’ to Z’ Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Form F-1/A filed August 3, 2004)^

4.2	Turn–Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Form F-1/A filed August 3, 2004)^

4.3	Turn–Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Form F-1/A filed August 3, 2004)^

4.4

Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Form F-1/A filed August 3, 2004)^

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Form F-1 filed July 14, 2004)

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Form F-1 filed July 14, 2004)

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Form F-1 filed July 14, 2004)

4.8

Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed July 14, 2004)

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.	Certification of Periodic Financial Reports

15.1	Consent of Independent Registered Public Accounting Firm

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LIMITED AND ITS
SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SYNERON MEDICAL LTD.

        We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 29, 2006	A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

		Year Ended December 31,

	Note	2005	2004	2003

Revenues		$87,406	$57,918	$35,021
Cost of revenues		11,428	6,914	4,439

Gross profit		75,978	51,004	30,582

Operating expenses
Research and development		5,030	3,078	1,701
Selling and marketing		25,188	19,625	13,900
General and administrative		3,534	2,725	878
Other operating expenses	1C.,11D.	3,494	-	6,225

Total operating expenses		37,246	25,428	22,704

Operating income		38,732	25,576	7,878
Financial income, net	14	3,081	2,384	881

Income before taxes on income		41,813	27,960	8,759
Taxes on income	13	750	620	170

Net income		$41,063	$27,340	$8,589

Basic net earnings per share		$1.65	$1.45	$0.51

Diluted net earnings per share		$1.48	$1.14	$0.42

Weighted average number of shares used in per share calculations (in thousands):
Basic		24,888	18,917	16,814

Diluted		27,664	24,083	20,512

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31 2005	December 31 2004

CURRENT ASSETS
Cash and cash equivalents		$13,070	$12,468
Short-term bank deposits	3	3,500	57,893
Available for sale marketable securities	4	116,489	23,071
Trade receivables (net of allowance for doubtful accounts of $222 and $263 as of December 31, 2005 and 2004, respectively)		19,776	8,628
Other accounts receivables and prepaid expenses	5	9,293	1,532
Inventories	6	3,434	3,134

Total current assets		165,562	106,726

Severance pay fund		249	196
Long-term deposits and others	7	1,103	28
Long-term trade receivables		1,003	754
Property and equipment, net	8	1,189	842
Intangible asset, net	9	1,175	1,000

Total assets		$170,281	$109,546

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2005	December 31, 2004

CURRENT LIABILITIES
Trade payables		$2,112	$1,520
Other account payables and accrued expenses	10	18,960	10,135

Total current liabilities		21,072	11,655

LONG-TERM LIABILITIES
Deferred revenues and warranty		3,763	3,276
Accrued severance pay		282	214

Total long-term liabilities		4,045	3,490

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value;

Authorized – 100,000,000 ordinary shares; Issued and outstanding – 26,521,148 and 23,288,820 shares as of December 31, 2005 and 2004, respectively;		61	54
Additional paid-in capital		70,254	58,595
Treasury shares - 662,874 Ordinary shares		(461)	(461)
Deferred stock based compensation		(177)	(325)
Accumulated other comprehensive loss		(2,188)	(74)
Retained earnings		77,675	36,612

Total shareholders’ equity		145,164	94,401

Total liabilities and shareholders’ equity		$170,281	$109,546

/s/ Dr.Shimon Eckhouse	/s/ David Schlachet	/s/ Yoram Sadeh

Dr. Shimon Eckhouse Chairman of the Board of Directors	David Schlachet Chief Executive Officer	Yoram Sadeh Vice President of Finance

Date of approval: June 29, 2006

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders’ Equity	Total Comprehensive Income

Balance as of January 1, 2005	$54	$58,595	$(74)	$(325)	$(461)	$36,612	$94,401
Exercise of stock options	7	11,659	-	-	-	-	11,666
Amortization of deferred stock based compensation	-	-	-	148	-	-	148
Other comprehensive income:
Unrealized loss on available for sale securities	-	-	(1,206)	-	-	-	(1,206)	$(1,206)
Reclassification to income statement for gain realized	-	-	(908)	-	-	-	(908)	(908)
Net income	-	-	-	-	-	41,063	41,063	41,063

Total comprehensive income								$38,949

Balance as of December 31, 2005	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164

* Accumulated other comprehensive loss on account of unrealized losses on available for sale marketable securities

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

U.S. dollars in thousands

	Share Capital			Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders’ Equity	Total Comprehensive Income

	Ordinary	Preferred

		A	B

Balance as of January 1, 2004	$3	$7	$2	$4,688	$168	$(473)	$(226)	$9,272	$13,441
Issuance of Ordinary shares, net of issuance costs of $6,299	39	-	-	53,663	-	-	-	-	53,702
Exercise of stock options	3	-	-	95	-	-	-	-	98
Conversion of Preferred A and B Shares into Ordinary shares	9	(7)	(2)	-	-	-	-	-	-
Issuance of Preferred A shares net of Issuance costs of $1	-	-	-	149	-	-	-	-	149
Repurchase of Preferred A shares from a shareholder	-	-	-	-	-	-	(235)	-	(235)
Amortization of deferred stock based compensation	-	-	-	-	-	148	-	-	148
Other comprehensive income:

Unrealized loss on available for sale securities	-	-	-	-	(432)	-	-	-	(432)	$(432)
Reclassification to income statement for loss realized	-	-	-	-	190	-	-	-	190	$190
Net income	-	-	-	-	-	-	-	27,340	27,340	27,340

Total comprehensive income										$27,098

Balance as of December 31, 2004	$54	$-	$-	$58,595	$(74)	$(325)	$(461)	$36,612	$94,401

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

U.S. dollars in thousands

	Share Capital

	Ordinary	Preferred		Additional Paid-in Capital	Accumulated Other Comprehensive Income*	Deferred Stock based Compensation	Treasury Convertible Preferred A Shares	Retained Earnings	Total Shareholders’ Equity	Total Comprehensive Income

		A	B

Balance as of January 1, 2003	$3	$6	$2	$3,780	$-	$(6)	$-	$683	$4,468
Exercise of warrants	-	1	-	146	-		-	-	147
Deferred stock based compensation	-	-	-	531	-	(531)	-	-	-
Amortization of deferred stock based compensation	-	-	-	-	-	64	-	-	64
Non-Employee stock-based compensation	-	-	-	231	-	-	-	-	231
Repurchase of Preferred A shares from a shareholder	-	-	-	-	-	-	(226)	-	(226)
Other comprehensive income:
Unrealized gain on available for sale securities	-	-	-	-	168	-	-	-	168	$168
Net income	-	-	-	-	-	-	-	8,589	8,589	8,589

Total comprehensive income										$8,757

Balance as of December 31, 2003	$3	$7	$2	$4,688	$168	$(473)	$(226)	$9,272	$13,441

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$41,063	$27,340	$8,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	569	143	84
Increase in accrued severance pay, net	15	3	5
Increase in short-term and long-term trade receivables	(11,397)	(4,049)	(2,233)
Increase in other accounts receivables and prepaid expenses	(7,761)	(575)	(693)
Increase in inventories	(300)	(1,647)	(1,211)
Increase (decrease) in trade payables	592	(688)	1,363
Increase in other account payables and accrued expenses	7,542	389	4,552
Increase (decrease) in long-term litigation settlement fee	-	(900)	900
Realized gain and interest from marketable securities	(908)	(396)	(341)
Amortization of deferred stock based compensation	148	148	295
Increase in deferred revenues and warranty	1,770	2,843	3,090
Loss on sales of property and equipment	12	3	5

Net cash provided by operating activities	31,345	22,614	14,405

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) short-term deposits, net	53,393	(56,873)	-
Purchase of available-for-sale marketable securities	(98,880)	(17,759)	(11,258)
Proceeds from sale of marketable securities	4,256	6,116	487
Investment in long-term loans and others	(75)	(13)	(1,031)
Purchase of property and equipment	(645)	(484)	(258)
Purchase of intangible assets	(466)	(1,000)	-
Proceeds from sale of property and equipment	8	-	34

Net cash used in investing activities	(42,409)	(70,013)	(12,026)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term bank credit, net	-	-	(273)
Proceeds from issuance of ordinary and preferred shares, net	-	53,851	-
Exercise of stock options and warrants	11,666	98	147
Repurchase of preferred A shares from shareholders	-	(235)	(226)

Net cash provided by (used in) financing activities	11,666	53,714	(352)

Increase in cash and cash equivalents	602	6,315	2,027
Cash and cash equivalents at the beginning of the year	12,468	6,153	4,126

Cash and cash equivalents at the end of the year	$13,070	$12,468	$6,153

Cash paid during the period for:

Income taxes	$12	$3	$4

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 1 –	GENERAL

A.

Syneron Medical Ltd. (“the Company”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and through distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.

Syneron GmbH, (“Sy-GmbH”) a wholly-owned subsidiary in Germany, was established in August 2001, for the purpose of marketing and sales of the Company’s products in Europe. Syneron Inc. (“Sy-Inc.”) and Syneron Canada Corp. (“Sy-Can”), also wholly-owned subsidiaries, were established during 2002 for the purpose of marketing and sales of the Company’s products in North America.

C.

On August 11, 2004, the Company completed an initial public offering (“IPO” or “Offering”) in the US NASDAQ national market. Pursuant to the IPO, the Company issued 5 million Ordinary shares and received net proceeds of approximately $54 million (net of underwriting commissions and expenses of approximately $6 million). Trading in the Company’s Ordinary shares commenced on August 6, 2004. The underwriters were granted an option, exercisable within 30 days from the date of the IPO, to purchase up to 750,000 additional Ordinary shares at the public offering price of $12 per share less underwriting discounts. The option was solely for the purpose of covering any over-allotments in connection with the Offering. The underwriters did not exercise the option. On March 8, 2005 a follow-on secondary offering was completed. In the offering the shareholders of the Company sold 7,937,809 ordinary shares, including 1,264,174 shares that were exercised by options holders. The consideration received by the Company for the stock options exercise was $1,588. As the offering was for the sale of shares by the Company’s shareholders, the total cost of the offering in the amount of $815 was expensed and included in other operating expenses.

D.	Investment In Light Instruments Ltd.

In June 2005, with the establishment of Light Instrument LTD. (“LI”), an Israeli development stage company engaged in the development of advanced dental laser devices, the Company invested $750 in consideration for 25.5% of LI’s Ordinary Shares, with an option to invests an additional investment amount of $750 in consideration for additional 25.5% of LI’s ordinary shares.

In the third quarter of 2005 the Company exercised its option and invested an additional $750 increasing it’s holding to 51%, and exercised its right to increase the number of directors to three out of five members of LI’s board of directors. The Company is consolidating LI commencing from the third quarter of 2005.

According to the agreement the Company has an option to invest an additional $2,000 and to increase its holding to 67% of the Ordinary Shares of LI. As part of the investment agreement the Company will have the exclusive right to sell LI products in North America for 10 years following FDA approval.

The Company is the sole financing source of LI and it was granted preference in receiving its investment in case of LI’s liquidation.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The Company’s consolidated revenues are generated mainly in U.S. dollars (“dollars”). In addition, a substantial portion of the Group’s costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the dollar is the functional and reporting currency of the Company and its subsidiaries.

Transaction and balances in currencies other then the US dollars have been re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. All exchange gains and losses from re-measurement are reflected in the consolidated income statements in financial income or expenses.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

D.	CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with maturities of less than three months at the date acquired.

E.	SHORT-TERM DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost. Accrued interest is included in other receivables

F.	MARKETABLE SECURITIES

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the classification of investments in marketable securities with fixed maturities at the time of purchase and re-evaluates such designations as of each balance sheet date. In 2004 and 2005 investments in marketable securities were designated as available for sale securities. Accordingly, the securities stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments are included in the consolidated income statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

F.	MARKETABLE SECURITIES (Continued)

Investments in corporate structured notes are classified as available for sale and accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

G.	INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials: parts and supplies – first in, first out (“FIFO”) method.
Finished products: raw material as explained above, with the addition of the specific manufacturing costs.

H.	PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and laboratory equipment	10-33
Office furniture, equipment	7-15
Motor vehicles	15

I.	INTANGIBLE ASSET, NET

Intangible assets are stated at cost, net of accumulated amortization. The intangible assets are being amortized over their useful life using a method of straight line amortization. To management opinion this method reflects best the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

J.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2003, 2004 and 2005, no impairments were recorded.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

K.	REVENUE RECOGNITION

The Company and its subsidiaries generate revenues mainly from product sales. The Company also generates revenues from services. The Company sells its products primarily through its subsidiaries to end users and distributors.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectibility is probable and no further obligations exist. The Company does not grant a right of return to its products.

Other than from pricing terms which may differ due to the different volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

All of the Company’s products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors as end-users.

Deferred revenue includes unearned amounts received in respect of service contracts and amounts received from customers but not yet recognized as revenues.

Revenue from product sales to end users in North America usually includes multiple elements within a single contract. The Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The Company considers the sale of a product and the service element in the agreement to be two separate accounting units of the arrangement and defers the fair value of the service element to the period in which it is earned. Fair value is determined based on the price charged on a stand alone basis for the service provided, and data available from which to estimate the volume of services provided during the term of the arrangement.

L.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of grants received from the Government of Israel through the Ministry of Industry and Trade Office of the Chief Scientist, are charged to the income statement as incurred.

M.	ROYALTY BEARING GRANTS

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development costs. Research and development grants amounted to $0, $0 and $153 in 2005, 2004 and 2003, respectively. Total royalties accrued or paid amounted to $0, $0 and $294 in 2005, 2004 and 2003, respectively, and were recorded as part of cost of revenues.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

N.	STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans.

According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the date of grant of the award over the exercise price.

Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”) amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s stock based employee compensation expenses, net income and net earnings per share is required by SFAS No. 123 and SFAS 148 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

For pro forma purpose, the fair value for options granted in 2005, 2004 and 2003 is amortized over their vesting period on a straight line basis and estimated at the date of grant using the Black-Scholes options pricing model in 2004 and 2003 and the Binominal model for options granted thereafter, with the following assumptions (using the Binominal model in 2004 and 2003 will not have a material effect of the fair value of the options granted in those years):

	Year Ended December 31,

	2005	2004	2003

Black-Scholes model
Dividend yield		0%	0%
Expected volatility		80%	70%
Risk-free interest rate		4.07%	4.06%
Expected life of up to		3.4 years	7 years

Binominal model
Dividend yield	0%
Expected volatility	65%
Risk-free interest rate	4.41%
Early exercise multiple	2

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

N.	STOCK-BASED COMPENSATION (Continue)

If compensation cost had been determined under the fair value accounting method provided under SFAS No. 123, the Company’s stock-based employee compensation cost, net income and basic and diluted net earnings per share would have changed to the following pro forma amounts:

	Year Ended December 31,

	2005	2004	2003

Net income as reported	$41,063	$27,340	$8,589
Add - Stock based compensation expense, as reported (intrinsic value method)	148	148	64
Deduct – Stock based compensation expense under fair value based method of SFAS 123	(6,078)	(664)	(76)

Pro forma net income	$35,133	$6,824	$8,577

Net Earnings per share:
Basic net earnings per share as reported	$1.65	$1.45	$0.51

Diluted net earnings per share as reported	$1.48	$1.14	$0.42

Pro forma basic net earnings per share	$1.41	$1.42	$0.51

Pro forma diluted net earnings per share	$1.27	$1.11	$0.42

Weighted average number of shares used in per share calculations (in thousands):
Basic	24,888	18,917	16,814

Diluted	27,532	24,083	20,512

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

O.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earning per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive effect of options and warrants considered to be outstanding during each year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

P.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used by the Company in estimating fair values: The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term bank deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term maturities of such instruments. The carrying amount of long-term trade receivables approximates their fair value as they bear interest which is close to the market rate. Marketable securities are presented at fair value based on quoted market prices. The value of long-term bank deposits approximates fair value due to the variable interest rate on these deposits.

Q.	INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are calculated for temporary differences between financial reporting and tax bases of assets and liabilities and net operating loss carryforword. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance if necessary, to reduce deferred tax assets to their estimated realizable value.

R.	SEVERANCE PAY

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits accumulated up to balance sheet dates.

Severance expenses for the years ended December 31, 2005, 2004 and 2003 amounted to approximately $106, $100 and $59, respectively.

S.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $1,244, $1,196 and $1,188, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

T.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade receivables.

The majority of the Group’s cash and cash equivalents are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments

The Company’s trade receivables are derived from sales to large independent distributors located mainly in Western Europe, Asia Pacific region and to end-users in North America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

The Company’s marketable securities include investments in high rated debentures of Israeli, U.S., Scotch and Austrian Corporations and Governmental Bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no significant off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

U.	WARRANTY AND SERVICE COSTS

The Company generally provides a one year to three years standard warranty with its products with no service obligation attached, depending on the type of product and the country in which the Company does business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On sales to distributors, the Company provides a warranty on parts only. The Company provides for the estimated cost to repair or replace products under warranty at the time of sale.

At December 31, 2005, short term and long term accrued warranty amounted to $1,328 and $1,032, respectively. At December 31, 2004, short term and long term accrued warranty amounted to $951 and $561, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

V.	COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that their items of comprehensive income relates to unrealized gains and losses on available for sale securities.

W.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

1.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) on January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

(1)

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

(2)

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-prospective method. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2N above.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 2 –	SIGNIFICANT ACCOUNTING POLICIES (Continue)

W.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Continue)

2.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

3.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance.

The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

Note 3 –	SHORT-TERM BANK DEPOSITS

	December 31,

	2005	2004

Short-term Deposits (1)	$3,500	$56,893
Structured note (2)	-	1,000

	$3,500	$57,893

(1)	See Note 11E.
(2)	See Note 7

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 4 –	AVAILABLE FOR SALE - MARKETABLE SECURITIES

	December 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available for sale - matures within one year:
Government debentures – fixed interest rate	$40,715	$42	$(237)	$40,520
Corporate debentures – fixed interest rate	2,211	-	(94)	2,117
Equity securities	348	2	-	350

	43,274	44	(331)	42,987

Available for sale - matures after one year through three years:
Government debentures – fixed interest rate	58,921	55	(1,205)	57,771
Corporate debentures – fixed interest rate	508		(18)	490

	59,429	55	(1,223)	58,261

Available for sale - matures after three years through five years:
Government debentures – fixed interest rate	2,459	-	(103)	2,356
Corporate debentures – fixed interest rate	3,238	8	(99)	3,147

	5,697	8	(202)	5,503

Available for sale - matures after five years:
Government debentures – fixed interest rate	4,404	5	(139)	4,270
Corporate debentures – fixed interest rate	3,932	-	(214)	3,718
Corporate structured notes – floating interest rate	1,941	-	(191)	1,750

	10,277	5	(544)	9,738

	$118,677	$112	$(2,300)	$116,489

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 4 –	AVAILABLE FOR SALE - MARKETABLE SECURITIES (Continued)

	December 31, 2004

	Amortize d Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Available for sale - matures within one year:
Equity securities	$1,746	$240	$-	$1,986

Available for sale - matures after one year through three years:
Corporate structured notes – floating interest rate	3,008	116	(198)	2,926
Corporate debentures – fixed interest rate	2,691	17	(24)	2,684

	5,699	133	(222)	5,610

Available for sale - matures after three years through five years:
Government debentures – fixed interest rate	3,799	80	(27)	3,852

Available for sale - matures after five years:
Government debentures – fixed interest rate	6,802	4	(80)	6,726
Corporate debentures – fixed interest rate	4,951	40	(94)	4,897

	11,753	44	(174)	11,623

	$22,997	$257	$(423)	$23,071

The unrealized losses in the Company’s investments in available for sale securities were mainly caused by temporary interest rate increases and their duration is less then 12 months. The contractual cash flows of these investments are either guaranteed by U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. The unrealized loss does not result from credit deterioration of the issuers. Accordingly, it is expected that the securities would not be settled at a price less then the amortized cost of the Company’s investment. As such the bonds were not considered to be other than temporarily impaired as of December 31, 2005.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 5 –	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2005	2004

Government institutions	$869	$556
Prepaid expenses	735	624
Withholding tax Deposit *	6,296	-
Other receivables	1,393	352

	$9,293	$1,532

*	Employees option’s withholding tax, held in deposit until the time of remitting funds to tax authorities. See Note 10.

Note 6 –	INVENTORIES

	December 31,

	2005	2004

Raw materials	$937	$328
Finished products	2,497	2,806

	$3,434	$3,134

Note 7 –	LONG-TERM BANK DEPOSITS AND OTHERS

	December 31,

	2005	2004

Structured note (1)	$1,000	$-
Others	103	28

	$1,103	$28

(1)

The structured note is redeemable by the Bank at the earlier of (a) the end of 10 years or (b) when the aggregate interest amount reaches 12% but not earlier than the end of 1.5 years. The interest rate in the first year is 10% and from the second year to maturity the interest rate will be 9.25% minus twice LIBOR for 6 months. Due to increase in the interest rate and the LIBOR, the Company does not anticipate to redeem the structured note in the following year, as such the structured note was classified to long term bank deposits.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 8 –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2004

Cost
Computers, software, manufacturing and
laboratory equipment	$1,487	$886
Office furniture and equipment	209	163
Motor vehicles	-	55

Total cost	1,696	1,104

Accumulated depreciation
Computers, software, manufacturing and
laboratory equipment	450	197
Office furniture and equipment	57	32
Motor vehicles	-	33

Total accumulated depreciation	507	262

Depreciated cost	$1,189	$842

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 were $278, $143 and $84, respectively.

Note 9 –	INTANGIBLE ASSET, NET

In December 2004 the Company purchased a U.S. patent, in the amount of $1,000. Additional cost in the amount of $466, in connection to the purchase of the patent was recorded in the beginning of 2005. The Company estimated the useful life of the patent at five years from the purchase date.

In 2005 the amortization expenses related to the patent was $291. The annual amortization expense relating to the patent as of December 31, 2005 for each of the four years in the period ending December 31, 2009 is estimated to be approximately $290.

Note 10 –	OTHER ACCOUNT PAYABLES AND ACCRUED EXPENSES

	December 31,

	2005	2004

Deferred revenues and warranty	$5,576	$4,151
Litigation settlement fee *	-	1,464
Accrued expenses	880	903
Accrued commission	1,970	1,248
Employees and related expenses	1,282	311
Tax authorities	1,499	761
Withholding tax **	6,296	-
Other current liabilities	1,457	1,297

	$18,960	10,135

* See Note 11D.1
** See note 5

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 11 –	COMMITMENTS AND CONTINGENCIES

A.	ROYALTY BEARING GRANTS

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

B.	ROYALTY

In June 2004 the Company has entered into an agreement effective from December 1, 2003, for using know-how of a third party, in which the Company is obligated to pay royalties, at a rate of 4-5%, on sales of certain products to its distributors and subsidiaries. Expenses in respect of royalties amounted to $370, $79 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively, and were recorded as part of cost of revenues.

C.	LEASES

The Company operates from leased facilities in Canada, United States, Germany and Israel leased for periods expiring in years 2006 through 2010.

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles as of December 31, 2005 are as follows:

Year ended December 31,

2006	$534
2007	247
2008	123
2009	65
2010	17

$986

Rent expenses amounted to $336, $347 and $280 for the years 2005, 2004 and 2003, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 11 –	COMMITMENTS AND CONTINGENCIES (Continued)

D.	LEGAL CLAIMS

1.

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

On September 20, 2002, the Competitor filed an action in the District Court of Tel Aviv against the Company, some of the Company’s employees who were previously employed by the Competitor and some of the Company’s shareholders. The Competitor’s claims in this action were basically the same as the claims stated above. In its action, the Competitor also demanded that all of the Company’s activities would be ceased immediately and that the Company pay the Competitor an amount of $6.3 million.

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

The entire settlement fee and the related direct legal costs have been recorded in the financial statements for 2002 and 2003. The settlement fee and related costs paid through December 2004 were $5,373. The rest of the balance, which amounted to $1,464 was paid in 2005.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 11 –	COMMITMENTS AND CONTINGENCIES (Continued)

D.	LEGAL CLAIMS (Continued)

2.

On July 23, 2004, Thermage, Inc. sued the Company in the United States District Court in the Northern District of California, for patent infringement, seeking an injunction against infringing their patent rights and unspecified damages.

In June 2005, the Company reached an agreement with Thermage which settled patent-related claims of the parties against each other. This settlement did not include an admission of liability. Under this agreement each party grants the other a non-exclusive paid-up license under the patents in suit and related patents. Total legal fees in connection with the lawsuit and the settlement and settlement costs in connection with the settlement with Thermage amounted to $2.7 million and were recorded as part of other operating expenses.

The license granted to Thermage excludes the right to utilize the ELOS technology and the license granted to the Company excludes the right to utilize Thermage’s monopolar RF and capacitive electrical coupling. The agreement includes a consent, of the parties, not to sue each other on current or future devices.

3.

On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued the Company and its chairman of the board of directors (“Chairman”), in the District Court in Haifa, claiming that in 1999 the Chairman had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming the Company. The complaint alleges that the Company’s products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing the Company for $2.3 million (NIS 10 million) and has requested an injunction against the Company which will prohibit manufacturing, marketing and selling some or all of its products, which, if successful, could have a material adverse effect on the Company’s business is Israel.

On October 10, 2004 the Company submitted its Statements of Defense to the Court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, the Company claims that even if the patent would have been valid, none of the Company’s devices infringes any Shaldot’s patent.

On October, 10, 2004 the Company submitted a counterclaim against Shaldot, its Chairman and the inventor of Shaldot’s patent, claiming that the Defendants conspired together in order to bring a baseless lawsuit against the Company trying to interfere with the Company’s IPO, in the US, by submitting false claims against the Company and its Chairman. The Company also claims that the Defendants were trying to extort funds from the Company and its Chairman at a sensitive time for the Company (just 5 days before the finalization of the IPO) and that Shaldot’s lawsuit forced the Company to reduce its offering price from the original range $14-16 to $12 per share, resulting in significant monetary damage to the Company. The Defendants submitted their Statements of Defense on December 5, 2004.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 11 –	COMMITMENTS AND CONTINGENCIES (Continued)

D.	LEGAL CLAIMS (Continued)

Recently, the dispute was referred, by court, to mediation and the parties are attempting to resolve the dispute. There can be no assurance that the mediation could successfully resolve the dispute or if resolution was reached, that the out is favorable to the Company. The Company and its legal advisors believe that the Company has good defenses to the complaint, and the Company intends to defend itself vigorously and therefore it is unlikely that the complaint will result in a loss to the Company. As a result the Company did not record a provision in respect of this claim.

4.

In September 2005 and in further dates hereafter, three several plaintiffs filed a complaint in which the Company and it’s subsidiary Syneron Inc. are named as co-defendants along with nine other third party defendants. The three plaintiffs are African-American women who allege they were burned while receiving laser hair removal treatments from one of the Company’s customers, administered using the Company’s product. In addition to traditional product liability and negligence theories, the complaint alleges theories of product liability fraud, negligent misrepresentation, sale of a dangerous prescriptive device and intentional race discrimination. Defense of this litigation is being funded and controlled by an insurance company which issued a policy to Syneron Inc. under which the Company is an additional insured through a controlling interest endorsement. However, there is the possibility that the court could conclude that the race discrimination claim is not covered by the insurance policy Syneron Inc. has appeared in the litigation and the complaint’s allegations are being vigorously contested.

The Company has not yet been served, but when served also intends to vigorously contest the complaint’s allegations.

The Company cannot predict the outcome of the claim nor can it make any estimate of the amount of damage, if held responsible. Accordingly no provision was included in the financial statements in respect of this claim.

5.

On November 10, 2005 a class action was filed against Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc’s insurance carrier has accepted tender of defense of this litigation subject to reservation of rights.

Although there appears to be a likelihood that Syneron Inc. will have indemnity coverage for this lawsuit and it is currently being provided a defense, there is the possibility that the court could conclude that the TCPA claim against Syneron Inc. is not covered by the insurance policy. The Company cannot predict the outcome of the claim nor can it make any estimate of the amount of damaged, if held responsible. Accordingly no provision was included in the financial statements in respect of this claim.

6.

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 11 –	COMMITMENTS AND CONTINGENCIES (Continued)

E.	GUARANTEE

In July 2005 the Company signed a Bank Guarantee agreement with a commercial bank as a guarantee of a loan to a customer of Syneron Inc. The amount of the guarantee amounted to $3.5 million.

The guarantee was in the form of a deposit Syneron has deposited in the loaning bank bearing annual interest of 6.75%. The terms of the interest for the loan are favorable to the Company.

As a first degree collateral a major shareholder of this customer gave a personal guarantee to the bank.

On February 1, 2006 the bank released the assignment on the deposit used as collateral for the loan granted to the customer.

The guarantee was then made null and void, accordingly the Company recorded in amount in cash and cash equivalent.

The Company follows FASB Interpretation No. 45 and did not recognize a liability since the risk of execution of The Company’s guarantee as of the balance sheet date was insignificant and any fair value would be immaterial.

Note 12 –	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

On July 12, 2004, the board of directors and shareholders approved an increase in the authorized ordinary shares to 100,000,000 NIS 0.01 par value each, and a 3.4 for 1 stock split of all outstanding ordinary shares. All ordinary share and per share amounts as well as the outstanding stock options included in the financial statements have been retroactively restated to reflect the stock split. Prior to this action the Company had 4,007,801 preferred shares authorized and 5,992,199 ordinary shares authorized.

Upon closing of the Offering (See Note 1C.), each outstanding preferred share was converted into 3.4 ordinary shares.

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

	1.	In 2003, two shareholders exercised their warrants to purchase 1,037,000 shares for a total consideration of $147. All other 884,000 warrants granted to purchase shares expired in June 30, 2003.

2.

In October 2003, the Company repurchased 408,000 shares from a shareholder for a total consideration of $226. In February 2004, the Company repurchased additional 254,874 shares from another shareholder for a total consideration of $235.

	3.	In February, 2004, a director of the Company purchased 170,000 shares for a total consideration of $149.

	4.	During 2005 3,232,328 stock options were exercised into ordinary shares, for the consideration of $11,666, this including options exercised in the secondary offering (see Note 1C.)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 12 –	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN

In 2001, the Company’s board of directors approved the grant of options to employees, consultants and directors of the Company, and reserved 2,614,158 ordinary shares for issuance pursuant to such grant of stock options. All options granted prior to 2003 were granted pursuant to specific option agreements rather than under a stock option plan. In 2003, the shareholders of the Company approved a stock option plan and an increase in the number of ordinary shares reserved for option issuances to up to 5,440,000 shares.

The exercise price of the options granted in 2001-2003 was equal to or was below the fair market value of the Company’s shares at the date of grant. Options granted generally vested over a period of two to four years, and will expire between 2008 and 2010. Any option which is cancelled or forfeited before expiration becomes available for future grants.

In May 2004, the Company decided to cancel the remaining un-allocated 279,783 options under the 2003 option pool. Upon expiry of any allocated options, such options and any ordinary shares previously reserved in the option pool for such options shall be automatically cancelled.

In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively “the 2004 Plans”). The number of options approved under the 2004 Plans were 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to what ever number it seems fit.

As of December 31, 2005 there are 3,000,000 options available for future grant.

Under the Company’s plans, the options granted are usually at an exercise price that equals the fair market value of the Company share at the date of grant. Options granted vest over a period of up to four years and in some instances fully vested options were granted. The options expire after seven years from the date of grant.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 12 –	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

A summary of the Company’s share option activity (except options to consultants) under the Plans is as follows:

	Year Ended December 31,

	2005		2004		2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding- beginning of the year	3,900,807	$3.01	3,281,122	$0.08	1,509,600	$0.07
Granted	520,504	$29.99	664,000	$17.33	1,771,522	$0.08
Exercised	(2,801,381)	$4.13	(44,030)	$0.07	-
Forfeited	(28,865)	$12.06	(285)	$0.07	-

Option outstanding at the end of the year	1,591,065	$9.80	3,900,807	$3.01	3,281,122	$0.08

Options exercisable at the end of the year	1,079,668	$3.61	1,902,879	$0.07	754,800	$0.08

The following table summarizes information about options outstanding and exercisable as of December 31, 2005:

Exercise Prices	Options Outstanding As of December 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable As of December 2005	Weighted Average Exercise Price of Exercisable options

$0.07 - $0.14	934,890	4.05	$0.08	934,890	$0.07
$9	12,500	5.61	$9.00	1,250	$9.00
$18.69	240,000	5.82	$18.69	15,250	$18.69
$25.75 - $30.96	403,675	6.27	$27.08	128,278	$28.43

	1,591,065	5.44	$9.80	1,079,668	$3.61

Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of $148, $148 and $64 was recognized during the years ended December 31, 2005, 2004 and 2003, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 12 –	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2005, 2004 and 2003 were:

	Equals market price Year Ended December 31,			Less than market price Year Ended December 31,

	2005	2004	2003	2005	2004	2003

Weighted average exercise prices	$29.99	$17.33	$-	$-	$-	$0.08

Weighted average fair value on grant date	$8.12	$10.59	$-	$-	$-	$0.34

The Company’s outstanding options to consultants as of December 31, 2005 are as follows:

Issuance date	Options for Ordinary Shares	Exercise Price per Share	Options Exercisable	Exercisable Through

March 11, 2003	57,280	$0.07	57,280	March 11, 2010
October 20, 2003	87,727	$0.07	87,727	October 20, 2010

	145,007		145,007

The Company accounted for options issued to consultants under the fair value method described in SFAS 123 and EITF 96-18.

The options to consultants vested on the date of grant. The fair value of these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2003: risk-free interest rates of 4.06%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 0.7, and a weighted-average contractual life of the options of approximately 7 years. Compensation expenses of approximately $0, $0 and $231 were recognized in the years ended December 31, 2005, 2004 and 2003, respectively.

During 2005 and 2004 430,947 and 1,303,141 options respectively, which were granted through 2003 to consultants, were exercised into ordinary shares.

C.	DIVIDENDS

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 13 –		INCOME TAXES

A.	ISRAELI TAXATION

	1.	Corporate Tax Rate

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007 27% in 2008, 26%, in 2009 and in 2010 and thereafter - 25%.

	2.	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/US. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

	3.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company is “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

	4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company has been granted the status of “Approved Enterprises”, under the Law, in two investment programs (the “Programs”). The second program was approved in January 23, 2005.

In accordance with the Law, Syneron Ltd. has chosen to enjoy an “Alternative benefits program” status. Accordingly, Syneron Ltd’s income attributed to the “Approved Enterprise” is tax exempt from taxes on income derived there from for a period of ten years starting in the year in which the Company first generates taxable income.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. As of December 31, 2005 approximately $79,000 of retained earnings are tax-exempt. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (currently - 25%) and an income tax liability of up to approximately $26,333 would be incurred as of December 31, 2005.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 13 –	INCOME TAXES (Continued)

A.	ISRAELI TAXATION (Continued)

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

Should Syneron Ltd. fail to meet such requirements in the future, income attributable to its “Approved Enterprise” programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 34% (see also Note 11D.2).

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, as part of a new privileged enterprise, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

B.	NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 13 –	INCOME TAXES (Continued)

C.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2005	2004

Deferred tax assets, net *
Net operating loss carryforward of subsidiaries	$15,209	$1,696
Temporary differences	1,494	1,132

Total deferred tax asset before valuation allowance	16,703	2,828
Valuation allowance	(16,703)	(2,828)

Net deferred tax liabilities	$-	$-

*

Including an amount of $14,408 of deferred taxes in respect of loss carryforword resulting from exercise of stock options. Accordingly any tax benefit to be recorded if and when valuation allowance is reversed it will be included in additional paid-in capital.

In assessing the realization of deferred tax assets, management considers whether it is more likely then not that the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Management currently believes that since the non-Israeli subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

The non-Israeli subsidiaries in Germany and in Canada have estimated total available carryforward tax losses of $10 and $668, respectively, to offset against future tax profits for an indefinite period.

The Company’s subsidiary in the United States have estimated total available carryforward tax losses of $38,232 to offset against future tax profits for periods of 15-20 years expiring between 2017-2022.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 13 –	INCOME TAXES (Continued)

D.	INCOME BEFORE TAXES ON INCOME

	Year Ended December 31,

	2005	2004	2003

Domestic	$40,446	$30,719	$11,323
Foreign	1,367	(2,759)	(2,564)

	$41,813	$27,960	$8,759

E.	TAXES ON INCOME

	Year Ended December 31,

	2005	2004	2003

Domestic (current taxes)	$750	$620	$170

F.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate is a decrease in taxes resulting from “Approved Enterprise” benefits and the valuation allowances in respect of subsidiaries losses.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the income statements, is as follows:

	Year Ended December 31,

	2005	2004	2003

Income before taxes, as reported in the consolidated statements of income	$41,813	$27,960	$8,759

Statutory tax rate	34%	35%	36%

Theoretical tax expenses (benefits) on the above amount at the Israeli Statutory tax rate	14,216	9,786	3,153

Decrease in taxes resulting from “Approved Enterprise” benefits (1)	(13,104)	(9,429)	(3,913)
Valuation allowance	(533)	260	923
Non-deductible expenses	68	3	7
Others	103	-	-

Actual tax expense	750	620	170

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	(0.53)	(0.50)	0.19

Per share amounts (diluted) of the tax benefit Resulting from the exemption	$(0.47)	$(0.39)	$(0.19)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 14 –	FINANCIAL INCOME, NET

	Year Ended December 31,

	2005	2004	2003

Income:
Interest on cash equivalents	$377	$27	$35
Gain and interest on available for sale marketable securities	2,332	2,002	604
Interest on short-term deposits and structured note	1,011	483	20
Foreign currency translation adjustments	(507)	(69)	284

Expenses:
Interest on short-term credit and bank commissions	(85)	(59)	(62)
Loss on available for sale marketable securities	(47)	-	-

	$3,081	$2,384	$881

Note 15 –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standard No. 131 “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended and long-lived assets as of December 31, 2005, 2004 and 2003:

	2005		2004		2003

	Total Revenue	Long lived assets	Total Revenue	Long lived assets	Total Revenue	Long lived assets

North America	$54,406	$298	$32,550	$176	$21,247	$91
Asia Pacific	16,609	-	14,327	-	7,130	-
Europe	13,984	39	9,915	40	6,410	32
Israel	1,730	2,027	625	1,626	160	381
Others	677	-	501	-	74	-

	$87,406	$2,364	$57,918	$1,842	$35,021	$504

Major customer’s data as a percentage of total revenues:

	Year Ended December 31,

	2005	2004	2003

Customer A	6%	10%	12%

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands

Note 16 –	EARNING PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,

	2005	2004	2003

Numerator:
Net income	$41,063	$27,340	$8,589

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	24,888,273	18,916,911	16,814,023
Dilutive effect: employees stock options	2,775,589	5,166,076	2,892,514
Dilutive effect: warrants issued to investors.	-	-	805,860

Total weighted-average number of share used-in Computing diluted net income per share	27,663,862	24,082,987	20,512,397

Basic net earning per share	1.65	1.45	0.51

Diluted net earning per share	1.48	1.14	0.42

Anti-dilutive securities

The following outstanding options and warrants (prior to the application of the treasury shares method) were excluded from the computation of diluted net income per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,

	2005	2004	2003

Options to purchase ordinary shares	-	1,733	347,436

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syneron Medical Ltd.

BY: /S/ David Schlachet

David Schlachet
Chief Executive Officer

Date: June 29, 2006

EXHIBIT INDEX

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.	Certification of Periodic Financial Reports

15.1	Consent of Independent Registered Public Accounting Firm