Form 20-F
period 2006-12-31
Syneron Medical Ltd.
filed 2007-06-15
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to _____ Commission File No. 000-50867 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable

SYNERON MEDICAL LTD.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, par value NIS 0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2006, the Registrant had 27,522,740 ordinary shares outstanding (excluding treasury shares).

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

         This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27a of the Securities Act of 1933 and section 21e of the securities exchange act of 1934, as amended relating to future events or our future performance. The use of the words “projects,” “may,” plans” or “intends,” or words of similar import, identifies a statement as “forward looking.” The forward-looking statements included herein are based on current expectations that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our products will be approved by appropriate regulatory authorities, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technologies, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.D Risk Factors.”

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

- i -

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

        The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and the selected consolidated statement of operations data for the full years ended December 31, 2002 and 2003 have been derived from our audited financial statements not included in this annual report. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statements of income data for each of the years ended December 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States and audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm, and a member firm of Ernst & Young Global.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars, in thousands, except per share data)

Consolidated Statement of Operations Data:

Revenues	$11,500	$35,021	$57,918	$87,406	$116,976
Cost of revenues(1)	2,024	4,439	6,914	11,428	17,921

Gross profit	9,476	30,582	51,004	75,978	99,055
Operating expenses:
Research and development, net(1)	1,004	1,701	3,078	5,030	8,515
Selling and marketing, net(1)	5,819	13,900	19,625	25,188	46,434
General and administrative(1)	342	878	2,725	3,534	9,455
Other expenses(2)	612	6,225	-	3,494	-

Total operating expenses(1)(2)	7,777	22,704	25,428	37,246	64,404

Operating income (loss)(1)(2)	1,699	7,878	25,576	38,732	34,651
Financial income (expense), net	272	881	2,384	3,081	6,492

Income (loss) before taxes on income	1,971	8,759	27,960	41,813	41,143
Taxes on income	-	(170)	(620)	(750)	(1,489)

Net income (loss)	$1,971	$8,589	$27,340	$41,063	$39,654

Net earnings (loss) per share:
Basic	$0.12	$0.51	$1.45	$1.65	$1.46

Diluted	$0.10	$0.42	$1.14	$1.48	$1.44

Weighted-average number of shares used in actual per share calculations:
Basic	16,398	16,814	18,917	24,888	27,202

Diluted	18,780	20,512	24,083	27,664	27,601

(1) Includes the following stock-based compensation charges:

Cost of revenues	$-	$-	$-	$-	$267
Research and development	-	-	16	16	644
Selling and marketing	34	363	112	112	5,054
General and administrative	-	32	20	20	2,291

Total stock-based compensation charge	$34	$295	$148	$148	$8,256

(2) Consists of settlement and litigation costs in 2002, 2003 and 2005 associated with litigation with competitors as set forth in Note 11(d) of the Notes to our Consolidated Financial Statements, and of follow-on secondary offering expenses set forth in Note 1(c) of the Notes to our Consolidated Financial Statements.

	As of December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars, in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$4,126	$17,563	$858	$134,059	$171,676
Working capital	4,966	14,513	95,071	144,490	127,259
Total assets	8,650	26,999	109,546	170,281	225,241
Total liabilities	4,182	13,558	15,145	25,117	30,844
Retained earnings (deficit)	683	9,272	36,612	77,675	117,329
Shareholders' equity	4,468	13,441	94,401	145,164	194,397

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

         This annual report contains certain statements that are intended to be, and are hereby identified as, “forward-looking statements”. We have based these “forward-looking statements” on our current expectations and projections about future events, which are subject to risks and uncertainties. The Company’s actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

        We have created products that apply our technology to rejuvenate the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction, the treatment of acne and leg veins and the treatment for the temporary reduction in the appearance of cellulite. We introduced our first product in December 2001, the Aurora, and have expanded our product offerings to include eight additional product platforms, the Pitanga, Polaris, Galaxy, Comet, Vela, eLight, eLaser and eMax. It is difficult for us to predict the success of our recently introduced products over the long term. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on adoption and acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our existing ELOS technology.

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

        Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 31, 2007, our patent portfolio consisted of six issued U.S. patents, one of which we purchased in December 2004 (with the corresponding US and international family members), and 23 patent applications pending in the United States (with an additional 22 applications pending internationally and 7 international patents), related to 24 patent families relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

        New patent applications may be pending or may be filed in the future by third parties covering technology that we currently use or may ultimately use. Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. For example, one of our competitors, Lumenis Ltd., sued us for unfair competition, misappropriation of trade secrets and alleged infringement in 2002. In March 2004, without admitting liability or any infringement of any of Lumenis Ltd’s patents, we entered a settlement to resolve this litigation and entered a license agreement for certain Lumenis patents, under which license fees were capped at $4.2 million. We paid in full the total amount during 2005. Another competitor, Thermage, Inc. sued us for patent infringement in 2004. We filed a counterclaim, also alleging patent infringement, and this litigation was settled with the parties entering into a cross-licensing agreement in June 2005. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million.

        On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued us and Dr. Eckhouse, in the District Court in Haifa, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing us for $2.3 million (NIS 10 million) and has requested an injunction against us which will prohibit manufacturing, marketing and selling some or all of our products, which, if successful, could have a material adverse effect on our business in Israel. On October 10, 2004, we submitted our Statements of Defense to the court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, we claimed that even if the patent would have been valid, none of our devices infringe any of Shaldot’s patents. The dispute was referred by the court to mediation and the parties attempted to resolve the dispute. The mediation process was not successful and was terminated by Shaldot. In January 2007, we learned that Shaldot had transferred all of its rights to the patent to a subsidiary, Qray Ltd. We submitted a motion to dismiss Shaldot’s lawsuit, claiming that due to the transfer of rights, Shaldot no longer had standing to continue the proceedings. A hearing on our motion was held on February 19, 2007. At the hearing, the court ordered that Qray be added as an additional plaintiff to the lawsuit and that the parties submit revised statements of claims and defenses. On February 25, 2007, Shaldot submitted its revised statement of claims. On March 14, 2007, we submitted our revised statement of defense and also a revised statement of counterclaim. We are in the process of ongoing evidentiary hearings with the next hearing scheduled to take place on June 18, 2007. We believe that Shaldot’s lawsuit is without merit, and we intend to defend ourselves vigorously. Therefore, we do not believe that this lawsuit will result in a loss to us and accordingly, no reserve was recorded in the financial statement with respect to this claim.

        We also may become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we did with the competitors described above, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

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

        Please see “Item 8. Financial Information–Consolidated statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or maintaining or improving operating results.

        Our products compete against products offered by public companies, including Candela Corporation, Lumenis Ltd., Cutera, Inc., Cynosure, Inc. , Thermage, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Sciton, Inc., Radiancy Inc., Reliant Technologies, Inc. UltraShape, Ltd. and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, liposuction and chemical peels, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

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

        We outsource the manufacturing of our products to four subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months.

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

We are headquartered in Israel and have offices in the United States, Canada, Germany and Hong-Kong. We depend on third-party distributors in Europe, except in Germany and Austria, and in Asia, Australia, South America and Japan. We also depend on relatively new direct sales operations to sell our products in North America, Germany and Austria. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenue in 2004, 2005 and 2006 was generated outside of Israel, primarily in North America and to a lesser extent in Western Europe and Asia. Only an immaterial amount of our revenues in 2004, 2005 and 2006 was generated in countries in the Middle East other than Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:
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

        In addition, we face particular risks associated with doing business in international markets, including, political instability and the threat of terror attacks. If our international sales do not continue at the expected pace or suffer from higher challenges than expected, we will not experience our projected growth or have decreased revenue and our financial results will suffer.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

        A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and the Euro. Inflation in Israel or Europe may have the effect of increasing the U.S. dollar cost of our operations in that country. If the U.S. dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies. During 2006, the exchange rate of U.S. dollar to the New Israeli Shekel has decreased 8.2%, the exchange rate of U.S. dollar to the Euro has decreased -11.4%. The net effect was a net gain of $1 million in our financial results.

        Although we may use hedging techniques to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus exchange rate fluctuations could have a material adverse impact on our results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

        Most of our products are medical devices subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. We believe that very few of our existing or currently planned products are subject to FDA premarket approval. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted 510(k) clearance to our new ST applicator for non-invasive wrinkle treatment a technique based on our ReFirme™ procedure. As a result of these 510(k) clearances we are now able to sell the Vela platform and our ReFirme™ procedure using our new ST applicator in the United States to physicians. In October 2006, the FDA granted 510(k) clearance to our new LiteTouch product for Dental Laser treatment. As a result of this 510(k) clearance we are now able to sell our LiteTouch products to dentists in the United States.

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

        The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

—	warning letters, fines, injunctions, consent decrees and civil penalties;

—	repair, replacement, refunds, recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

—	operating restrictions or partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

—	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

—	criminal prosecution.

        If any of these events were to occur, it could harm our business.

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards, manufacturing operations could be halted, and our business would suffer.

        We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a shutdown of manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States, such as obtaining KEMA certification (electrical safety testing and certification in Europe) and the Standards Institution of Israel (imposed on our activities in Israel), and failure to comply with such standards could adversely impact our business.

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

        We sell our products to physicians and, outside the United States, to aestheticians. In addition, we sell our products in the developing U.S. medical spa market, where aesthetic procedures are being performed at dedicated facilities by non-physicians under physician supervision. However, U.S., state and international regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

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

        If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims since inception. To date, none of these disputes resulted in legal verdicts against us, although in some cases payments were made or might be made by an insurance carrier. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

In order to effectively manage our collaboration with P&G, we may divert the attention of key technical personnel and management from the core business. If P&G terminates the agreement, our stock price could fall, and we may be unable to bring a home-use device to the market.

        Effective February 25, 2007, we entered into a Joint Development and Supply Framework Agreement with the Proctor & Gamble Company (NYSE: PG) for the commercialization of patented and patent pending, ELOS based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the agreement, significant resources and the attention of key technical personnel and management will be directed to the development of such devices even though such devices may not be commercialized for several years, if ever. In addition, we cannot be sure that the agreement will result in marketable products or that we will receive payments for any products developed pursuant to the agreement. Procter & Gamble has the option under certain circumstances to terminate the agreement, including following the failure to successfully complete two milestones. We cannot be sure that P&G will not terminate the agreement. If Procter & Gamble terminates the agreement, the price of our common stock could fall significantly, and we will not receive certain royalty and other payments provided for in the agreement. If P&G terminates the agreement, we may decide to proceed to develop and commercialize the device on our own or with a third party. However, there can be no assurance that we will be able to successfully implement such a decision and successfully bring a home-use device to the market.

The failure to attract and retain key personnel could adversely affect our business.

        Our success also will depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical and professional personnel. Competition for certain employees, particularly sales representatives and development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required in the past employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us under this limited number of material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

        We are incorporated under the laws of and our principal executive offices and research and development facilities are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may affect directly our business. Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

        Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004 and 2005. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may also adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

        In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006 there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

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

        We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and “Benefited Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. In addition, these tax benefits may not be continued in the future at their current levels or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. In 2006, the tax benefit derived from our approved enterprise status was approximately $20.3 million, which represents approximately 49.3% of our income before taxes. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 was from paid-in capital as required by the financing condition of the approved plan. We are required under our second tax benefit plan, which was approved under the amendment to the law of the engorgement of capital investment 1959, to invest an additional $71,000 in fixed assets. During 2005 we invested the required amount to allow us to benefit from the tax exemptions. See “Item 10.E Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        From 2000 to 2003, we received grants totaling $397,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for our Polaris and Galaxy product platforms. The terms of the Chief Scientist grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In addition, in recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. We have not applied for any new grants since 2004 and currently have no plans to apply for such grants.

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

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

        The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

—	the gain or loss of significant orders or customers;

—	recruitment or departure of key personnel;

—	the announcement of new products or service enhancements by us or our competitors;

—	announcements regarding clearance or non-clearance of regulatory approval;

—	quarterly variations in our or our competitors' results of operations;

—	announcements related to litigation;

—	changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

—	developments in our industry; and

—	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

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

        Our directors and officers, along with our five largest shareholders, in the aggregate, beneficially owned or controlled approximately 16% of our outstanding ordinary shares as of May 31, 2007. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and may have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

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

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions”. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution”, cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “Item 10.E. Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

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

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy, including radiofrequency or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

        In the third quarter of 2005, we had entered into an agreement with EuropeLab, Inc.‘s Platinum Equipment Division, or EuropeLab, as our North American distributor for the dental spa, day spa, aesthetic and chiropractic spa markets. Under this agreement, EuropeLab, which is a distributor of specialized equipment for the spa market, will distribute our VelaSmooth™ and the Pitanga™ systems to the spa market in North American. In April 2006, we launched our new cosmetic division, Syneron Cosmedics™ to target our products to aesthetic practitioners, spas and the cosmetic market. Our products for these markets incorporate the safety feature of active dermal monitoring, as well as contact cooling which are very important for these professionals and medical spas.

        In the first quarter of 2006, we have formed strategic alliances in Canada with two of the country’s large medical equipment and supply distributors – Medical Mart Supplies Ltd. and Dufort & Lavigne Ltee.

        Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality using wrinkle reduction – the ST, which received FDA clearance in March 2006.

        The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of Broad Spectrum Light energy and Diode Laser energy to deliver the complete range of Syneron’s elos modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA. In October 2006, the FDA granted 510(k) clearance to our LiteTouch platform which is a Dental Laser system. As a result of this 510(k) clearance we are now able to sell the LiteTouch in the United States to Dentist.

        Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Proctor & Gamble Company for the commercialization of patented and patent pending, ELOS based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions that may be used in conjunction with our devices, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

Principal Capital Expenditures

        We had capital expenditures of $1.0 million in 2006, $1.1 million in 2005, $1.5 million in 2004, $0.3 million in 2003 and $0.2 million in 2002. We expect that our capital expenditures will be approximately $1.5 million in 2007. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures in 2006 consisted primarily of purchases of a patent family, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2007 to consist of the same types of capital expenditures that we had in 2006. Our capital expenditures in 2005, 2004 and 2003 consisted primarily of purchases of patent families (including applications for such patents), software, manufacturing equipment, lab equipment, test equipment, computers, software and ERP software.

B.	BUSINESS OVERVIEW

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues have grown from $11.5 million in 2002 to $35.0 million in 2003 to $57.9 million in 2004 to $87.4 million in 2005 and to $117.0 million in 2006.

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

        In 2005, we introduced the VelaSmooth platform in the US and a few upgrades for the Aurora, Galaxy and Comet. Our products address traditional applications, including rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications including wrinkle reduction, permanent reduction of hair and the temporary reduction in the appearance of cellulite. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality – the ST. The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s elos modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

        In the first quarter of 2007 we launched the LiteTouch platform that can be used for treatment of oral soft and hard tissue. The LiteTouch is a compact, lightweight and portable device, it has a small footprint, which saves important floor space and is easily integrates into any dental clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

        Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Proctor & Gamble Company for the commercialization of patented and patent pending, ELOS based, home-use devices and topical compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

        We have received 510(k) clearances from the FDA for all the professional applications mentioned above. We sell our products in 46 countries through a direct sales force of approximately 50 employees in North America and 39 distributors in Europe, the Middle East, Asia, Australia, New Zealand, Canada and South America. As of May 31, 2007, we had an installed base of over 6,700 products.

The Syneron Solution

        Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, when used together, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have relied solely on optical energy sources or solely on radiofrequency energy.

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

Our ELOS technology is embedded in our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include: enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns.

Our Products

        Our ELOS-based platform of products addresses a wide range of treatment alternatives.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction
Aurora Pitanga Polaris	Hair Removal Rejuvenating the skin's appearance(2) Acne Hair Removal Acne Wrinkles Leg Veins Other Vascular Lesions	Physicians Aestheticians Medical Spas Physicians	Light + RF Light + RF Laser + RF	U.S.: Third Quarter 2002 Rest of World: Fourth Quarter 2001 Rest of World: Fourth Quarter 2003 U.S.: Fourth Quarter 2003 Rest of World: Second Quarter 2003

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction
Galaxy Comet VelaSmooth eLight eLaser eMax LiteTouch
Hair Removal
Rejuvenating the
skin's appearance(2)
Acne
Wrinkles
Leg Veins
Other Vascular Lesions

Fast Hair Removal

Appearance of Cellulite

Hair Removal
Rejuvenating the
skin's appearance(2)
Acne and Wrinkles (ST)

Wrinkles Leg Veins
Other Vascular
Lesions; fast hair removal

Hair Removal
Rejuvenating the
skin's appearance(2)
Acne
Wrinkles
Leg Veins
Other Vascular
Lesions and wrinkles
with the ST applicator

	Dental Laser	Physicians Physicians Aestheticians Physicians Aestheticians Medical Spas Physicians Physicians Physicians Dentists	Light + RF / Laser + RF Laser + RF Light + RF+ Vacuum Shaping Light + RF Laser + RF Light + RF / Laser + RF
U.S.: Second Quarter 2004
Rest of World:
Second Quarter 2004

U.S.: Fourth
Quarter 2004
Rest of World:
Fourth
Quarter 2004

U.S.: Second
Quarter 2005
Rest of World:
First Quarter 2005

First quarter of 2006

First quarter of 2006

First quarter of 2006

First quarter of 2007

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

Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications. Among others, the application we offer include hair removal, rejuvenating the skin’s appearance, treatment of vascular lesions and leg veins, wrinkle and acne treatments and also temporary reduction in the appearance of cellulite.

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

        We sell our products in 46 countries around the world through a combination of 39 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 57 individuals. Our U.S. and Canadian sales efforts are headquartered in Toronto and we manage several separate territories in the United Stated and Canada. We rely on a limited, direct sales force to market and sell our products in Germany and Austria. In addition, we have agreements with distributors to market and sell our products throughout the rest of Europe, the Middle East, eleven countries in Asia-Pacific and five countries in Latin America.

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

Manufacturing

        Our strategy is to use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. Outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use four separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000 and EN46001 as well as the FDA’s quality system regulation. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key”, services. We control and monitor the quality of our products by installing one of our quality control employees full-time at each of our subcontractors’ facilities.

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

Research and Development

        Our research and development activities are conducted internally by a research and development staff consisting of 48 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2007: non-invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary elos technology.

        To date, our research and development efforts have been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $3.1 million in 2004, $ 5.0 million in 2005 and $ 8.5 million in 2006. We expect to continue to increase our expenditures on research and development, but to keep them at a similar level as percentage of revenue in the range of 6-8%.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of March 31, 2007, our patent portfolio consisted of six issued U.S. patents, one of which we purchased in December 2004 (with the corresponding US and international family members), and 23 patent applications pending in the United States (with an additional 22 applications pending internationally and 7 international patents), related to 24 patent families relating to our technology and products. One of our patents relates to treating the skin by deforming it, applying RF energy to it, and massaging it. This patent was issued in December 2003 and it will remain in force until March 2022, subject to payment of maintenance fees. Our second patent, which relates to skin treatments using a combination of RF and optical energy, covers our ELOS technology. This patent will remain in force until October 2020, subject to payment of maintenance fees. Our third patent, acquired in December 2004, covers, among other things, methods for the controlled contraction of collagen using RF energy. It will remain in force until May 2014, subject to payment of maintenance fees. Our fourth patent, which was issued in May 2005, is directed to systems and methods for treating the skin using RF energy. This patent will remain in force until November 2021, subject to payment of maintenance fees. Our fifth patent is directed to systems and methods for treating the skin with electromagnetic radiation, in which an electrical response of the skin to an applied voltage is measured, and a parameter of the radiation is adjusted based on the measurement. This patent issued in September 2005, and, subject to the payment of maintenance fees, will remain in force until August 2021. Our sixth patent issued in May 2006, and concerns methods for selective thermal destruction of a skin target by RF current. This patent will remain in force until June 2024, subject to payment of maintenance fees. During 2006, we purchased a patent family from PolyOptics Ltd, (and the inventor, Henry Israel) which included a pending US application and a PCT application. The latter application has since been filed in multiple countries internationally.

        All of these patent applications are currently pending. All of our patent applications have been filed, and we expect to file future patent applications in the United States for our intellectual properties. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America and Japan, as well as in Canada, Israel, Australia, People’s Republic of China, Korea and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, elos, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser and eMax. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

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

Competition

        Our industry is subject to intense competition. We compete against products offered by public companies, including Candela Corporation, Lumenis Ltd., Thermage, Inc., Cutera, Inc., Cynosure, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Sciton, Inc., Radiancy Inc., Reliant Technologies, Inc. and by several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

Revenues by Geographic Market

Region	Year ended December 31
	2004		2005		2006
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage

North America	$32,550	56.2%	$54,406	62.2%	$66,582	56.9%
Western Europe	9,915	17.1	13,984	16.0	30,662	26.2
Asia-Pacific	14,327	24.7	16,609	19.0	16,289	13.9
Other	1,126	2.0	2,407	2.8	3,443	3.0
Total	57,918	100.0	87,406	100.0	116,976	100.0

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

        Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:

—	quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

—	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or "off-label" uses;

—	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

—	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

—	fines, injunctions, consent decrees and civil penalties;

—	recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

—	operating restrictions, partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

—	withdrawing 510(k) clearance or premarket approvals that are already granted; and

—	criminal prosecution.

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

        We have four active subsidiaries: Syneron GmbH, a wholly-owned subsidiary, was established in Germany in August 2001, to market and sell the Company’s products in Europe; Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 in Delaware and Toronto, Canada, respectively, to market and sell the Company’s products in North America. Syneron Medical (HK) Ltd, also a wholly-owned subsidiary, was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia in January 2007. In July 2005, we also purchased a 51% interest in Light Instruments Ltd., an Israeli start-up specializing in the development of advanced dental laser devices.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel pursuant to a lease that expires in December 2010. We occupy approximately 33,422 square feet in this leased facility in Yokneam. Our Canadian subsidiary leases a 9,820 square feet facility in Richmond Hill, Ontario, Canada pursuant to leases that expire in April 2007. Our U.S. subsidiary leases a 2,200 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary also leases a 5,350 square foot facility and another 15,204 square foot facility, both in Irvine, California pursuant to a lease that expires in October 2007 and October 2011, respectively. Our German subsidiary leases a 1,500 square foot facility in Germany pursuant to a lease renewable on a yearly basis. We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

        In the third quarter of 2005, we had entered into an agreement with EuropeLab, Inc.‘s Platinum Equipment Division, or EuropeLab, as our North American distributor for the dental spa, day spa, aesthetic and chiropractic spa markets. Under this agreement, EuropeLab, which is a distributor of specialized equipment for the spa market, will distribute our VelaSmooth™ and the Pitanga™ systems to the spa market in North American. In April 2006, we launched our new cosmetic division, Syneron Cosmedics™ to target our products to aesthetic practitioners, spas and the cosmetic market. Our products for these markets incorporate the safety feature of active dermal monitoring, as well as contact cooling which are very important for these professionals and medical spas

        In the first quarter of 2006, we have also reorganized the structure of our North American sales force. Our organization now consists of 60 salespeople in North American organized in seven territories, each with a dedicated regional manager. During this period, we also formed strategic alliances in Canada with two of the country’s large medical equipment and supply distributors – Medical Mart Supplies Ltd. and Dufort & Lavigne Ltee.

        Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our elos™ (Electro-Optical Synergy) combined energy technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality – the ST, which received FDA clearance in March 2006. The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s elos modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

        In the first quarter of 2007, we launched the LiteTouch platform, which is a Dental Laser system that can be used for treatment of oral soft and hard tissue. The new LiteTouch platform is a compact, lightweight and portable laser system which makes the use of the device very similar to mechanical drills. The LiteTouch system has a small footprint, which saves important floor space and is easily integrates into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

Revenues

        Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and we do not have any obligation to customers after the date on which products are delivered.

        We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment. For the year ended December 31, 2006 our revenues totaled $117 million. From inception through December 31, 2006, we sold over 6,700 products worldwide. In 2006, we derived approximately 6.2% of our revenue from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

        We sell our products directly in the United States, Canada, Germany and Austria and use distributors to sell our products in countries where we do not have a direct presence, or to complement our direct sales force. For the year ended December 31, 2006, we derived 43.1% of our revenue from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2006, we had approximately 60 salespeople in North America and distributors in more than 43 countries. We believe that our sales will increase over time as we continue to introduce new products with new applications.

        The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2005 and 2006:

	Percent of Sales

Region	Year ended December 31, 2005	Year ended December 31, 2006

North America	62.2%	56.9%
Europe	16.0	26.2
Asia-Pacific	19.0	13.9
Other	2.8	3.0
Total	100.0%	100.0%

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

        Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. The cost of revenue as a percentage of revenues increase from 2005 to 2006 due to increase in sales of products that are more expensive to manufacture and cost of infrastructure required to run our service operations. We anticipate that this trend may continue.

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

Financial Income, net

        Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from remeasurement of our foreign currency transactions and balances into US dollars.

Taxes on Income

        In 2002, our facilities in Israel were granted the status of “Approved Enterprise” and in 2005 the status of “Benefited Enterprise” (The new program under the Law for the Encouragement of Capital Investments, 1959), both entitling us to a ten-year exemption from Israeli corporate tax. The “Approved Enterprise” and “Benefited Enterprise” status only allows corporate tax exemptions on profits generated from operations, requiring regular Israeli corporate tax on income generated from other sources, such as gains from sales of marketable securities and interest earned on cash, cash equivalent and marketable securities. We will seek to maintain the “Approved Enterprise” and the “Benefited Enterprise” status by meeting the necessary conditions with respect to our future capital investment programs thus extending our “Approved Enterprise” benefits beyond the first ten years. For additional description of Israeli Tax please see “Item 10.E Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, warranty reserved, income taxes, litigation and stock-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. (See Note 2 of the Notes to our Consolidated Financial Statements).

        Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin No. 104, or SAB 104, when each of the following four criteria are met:

—	delivery has occurred;

—	there is persuasive evidence of an agreement;

—	the fee is fixed or determinable; and

—	collection is reasonably assured.

        Revenue from product sales to end users in North America usually includes multiple elements within a single contract. We consider the sale of a product and the service element in the agreement to be two separate accounting units of the arrangement and defer the fair value of the service element to the period in which it is earned. Fair value is determined based on the price charged on a stand alone basis for the service provided, and data available from which to estimate the volume of services provided the during term of the arrangement.

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

        In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB SFAS No. 109, “Accounting for Income Taxes,” or FIN 48. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. Based on our evaluations, the FIN 48 impact on our consolidated financial statements, is not material.

        Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

        On January 1, 2006, we adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R). Under that transition method, compensation cost recognized during 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). In accordance with the modified prospective method of adoption, our results of operations and financial position for prior periods have not been restated.

        We used the Black-Scholes option pricing model in 2003 and 2004 and the Binominal model for options granted thereafter to estimate the fair value of stock option grants. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, the post-vest cancellation rate, the suboptimal exercise factor and our expected annual dividend yield. Expected volatilities are based on historical volatilities of similar companies. As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The post-vesting cancellation rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

        If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. Existing valuation models, including the Binominal model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. The guidance in SFAS 123R is relatively new and the application of these principles may be subject to further interpretation and refinement over time.

        Prior to December 31, 2005, we followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 allowed companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), but disclose the pro forma effects on net income had the fair value of the options been expensed. We elected to apply APB 25 in accounting for our stock option incentive plans.

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

        Warranty Reserve. We generally provide a one- to three-years standard warranty with our products, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On sales to distributors, we provide a warranty on parts only. We provide for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect our warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our estimated warranty obligation is affected by ongoing product failure rates, specific product class failures outside of our baseline experience, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Assumptions and historical warranty experience are evaluated to determine the appropriateness of such assumptions. We assess the adequacy of the warranty provision once a year and we may adjust this provision if necessary.

Results of Operations

        Years Ended December 31, 2005 and December 31, 2006

        Revenues. Revenues in 2006 have increased by $29.6 million, or 33.8%, from $87.4 million in 2005 to $117 million. The increase was primarily attributable to increased unit sales as a result of extensive efforts in Europe and Asia as well as increasing efforts in North America which resulted in an increase of the market share of Syneron products.

        Cost of Revenues. Cost of revenues increased by $6.5 million in 2006, from $11.4 million in 2005 to $17.9 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 13.1% in 2005 to 15.3 % in 2006 due to change in the mix of products towards products that include Laser instead of IPL. For a detailed explanation on the difference between Laser and IPL, please see “Business Overview–Industry” above.

        Research and development. Research and Development expenses increased by $3.5 million, from $5.0 million in 2005 to $8.5 million in 2006. As a percentage of revenues, research and development expenses increased from 5.8% in 2005 to 7.3% in 2006. The increase was primarily attributable to expansion of our research and development staff and its activities, the increased consulting services from outside engineering companies. In addition Research and Development expenses for the year ended December 31, 2006 include $ 0.6 million of stock based compensation expenses recorded under SFAS 123(R).

        Selling and Marketing Expenses. Selling and marketing expenses increased by $21.2 million, from $25.2 million in 2005 to $46.4 million in 2006. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs associated with the expansion of our North American sales force and increased activities in Europe, Asia-Pacific and South America. In addition Selling and Marketing expenses for the year ended December 31, 2006 include $ 5.0 million of stock based compensation expenses recorded under SFAS 123(R). As a percentage of revenues, selling and marketing expenses increased from 28.8% in 2005 to 39.7% in 2006.

        General and Administrative Expenses. General and administrative expenses increased by $5.9 million, from $3.5 million in 2005 to $9.4 million in 2006. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions needed to support our overall growth. In addition General and Administrative expenses for the year ended December 31, 2006 include $ 2.3 million of stock based compensation expenses recorded under SFAS 123(R). As a percentage of revenues, general and administrative expenses increased from 4.0% in 2005 to 8.0% in 2006.

        Financial Income. Financial income increased $3.4 million, from $3.1 million in 2005 to $6.5 million in 2006. The increase in financial income was primarily attributable to interest earned on our increasing cash balances and marketable securities in 2006. As a percentage of revenues, financial income increased from 3.5% in 2005 to 5.5% in 2006.

        Taxes on Income. Income taxes increased by $0.8 million, from $0.7 million in 2005 to $1.5 million in 2006. As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Benefited Enterprise”, such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $50.0 million as of December 31, 2006 as compared to approximately $38.9 million as of December 31, 2005. We have recorded a valuation allowance for the deferred taxes on these losses since it is more likely than not that we will not be able to offset such losses against future income.

        Years Ended December 31, 2004 and December 31, 2005

        Revenues. Revenues in 2005 have increased $29.5 million, or 51%, from $57.9 million in 2004 to $87.4 million. The increase was primarily attributable to increased unit sales due to increased market share of Syneron products, increased Galaxy and Comet sales in the United States and the rest of the world and the commercial launch of the VelaSmooth in the beginning of 2005 in the international markets and in the third quarter in United States, Cost of Revenues. Cost of revenues increased $4.5 million in 2005, from $6.9 million in 2004 to $11.4 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 11.9% in 2004 to 13.1% in 2005 due to change in the mix of products towards products that include Laser instead of IPL. For a detailed explanation on the difference between Laser and IPL, please see “Business Overview–Industry” above.

        Research and development. Research and development expenses increased $1.9 million, from $3.1 million in 2004 to $5.0 million in 2005. As a percentage of revenues, research and development expenses increased from 5.3% in 2004 to 5.8% in 2005. The increase was primarily attributable to expansion of our research and development staff and its activities, as well as increased consulting services from outside engineering companies.

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

        From December 31, 2002 through August 10, 2004, we funded our operations principally from private placements of preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. On March 8, 2005, we completed a follow-on secondary offering resulting in net proceeds of $1.6 million from exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from exercise of options. As of May 31, 2007, we did not have any outstanding or available debt financing arrangements. As of December 31, 2006, we had working capital of $127.2 million, and our primary source of liquidity was $171.6 million in cash, cash equivalents and marketable securities and cash flow from operations.

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

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $22.6 million in 2004, $31.3 million in 2005 and $37.3 million in 2006. The change in net cash provided by operating activities reflects the growth in sales activity as well as our increased profitability and increasing levels of collection of accounts receivables netted against other working capital items. During 2006, trade receivables, other account receivables and prepaid expenses, and other accrued liabilities increased significantly as a result of increased sales. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow, requiring an increase in our required level of working capital.

        Net Cash Used in Investing Activities. Net cash used in investing activities $(70.0) million in 2004, $(42.4) million in 2005 and $(34.7) million in 2006. Cash used in investing activities is primarily attributable to marketable securities. For the year ended December 31, 2004, we invested $1.5 million in capital expenditures, consisting primarily of purchases of a patent family (and applications for patents), software, manufacturing equipment and general equipment. For the year ended December 31, 2005, we invested $1.1 million in capital expenditures, consisted primarily of purchases of a patent family (and applications for patents), software, manufacturing equipment and general equipment. For the year ended December 31, 2006, we invested $1.0 million in capital expenditures, consisted primarily of purchases of a patent family, software, manufacturing equipment and general equipment. We expect our capital expenditures in 2007 will be approximately $1 million and will consist of the same types of capital expenditures that we had in 2006.

        Net Cash Provided By Financing Activities. Net cash provided by financing activities was $53.7 million in 2004, $11.7 million in 2005 and $0.3 million in 2006. Net cash provided by financing activities in 2004 was primarily attributable to the proceeds of our initial public offering. Net cash provided by financing activities in 2005 was primarily attributable to the proceeds of exercise on options and net cash provided by financing activities in 2006 was primarily attributable to the proceeds of exercise of options and the sale of Restricted Shares Units.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by a research and development staff consisting of 48 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop four major product initiatives in 2006: dental lasers; non-invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary elos technology.

        To date, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. Our gross research and development expenditures were $3.1 million in 2004, $ 5.0 million in 2005, and $8.5 million in 2006. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

        In 2006, we continued our sales momentum and increased sales from $87 million in 2005 to $117 million in 2006. The increase in sales is attributed to the expansion of our marketing and sales network in Asia, Europe and South America. In 2006, we received a 510(k) premarket clearance from the FDA for our ST Applicator and our LiteTouch Dental Laser products and believe that our ability to market and sell this platform in the United States would further increase our sales in the future.

        In 2006, we increased our production capacity through all three outsourcing companies that are serving Syneron as sub-contractors and added a forth sub-contactor. In 2006, we did not increase the average selling price of our platforms.

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

        The following table summarizes our contractual commitments as of December 31, 2006 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)

Operating leases	$2,280	$664	$986	$630

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of May 31, 2007:

Name	Age	Position(s)

Dr. Shimon Eckhouse	62	Chairman of the Board of Directors
Doron Gerstel	47	Chief Executive Officer
Donald Lee Fagen	54	President of Syneron Inc. and Syneron Canada Corporation
Dr. Michael Kreindel	40	Chief Technology Officer and Director
Fabian Tenenbaum	34	Chief Financial Officer
Dr. Michael Anghel	68	External Director
Marshall Butler	80	Director
Yaffa Krindel	52	Director
David Schlachet	62	Director
Dan Suesskind	63	External Director

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

        Doron Gerstel was appoint our Chief Executive Officer on May 14, 2007 and has served as our President of Syneron North America since June 2006. Prior to that Mr. Gerstel was a co-founder of Zend Technologies, Inc., a private technology company that creates modern open source web applications, where he served as Chief Executive Officer from its inception in 1999 until May 2006. Prior to his founding of Zend, Mr. Gerstel was Chief Operating Officer for Lumenis Ltd. (formerly ESC Medical Systems), a public company that develops, manufacturers and sells laser and light-based devices for medical, aesthetic, ophthalmic, dental and veterinary applications. Mr. Gerstel serves on the advisory board of Fritz, Inc. (acquired by UPS), the third largest logistics provider in the U.S. Mr. Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an M.B.A. from Tel Aviv University.

        Donald Lee Fagen was appointed the President of Syneron Inc. and Syneron Canada Corporation on May 14, 2007. Mr. Fagen joins Syneron from VISX, Incorporated, a manufacturer of devices in laser vision correction, where he served as the Vice President of Global Sales and Marketing since January 2001. Mr. Fagen holds a Bachelor of Science in Education and Sociology from Texas A&M.

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

        Fabian Tenenbaum was appointed our Chief Financial Officer on May 14, 2007. Mr. Tenenbaum served as our Vice President for Business Development since September 2006 and was responsible for developing the growth strategy for our home-use product, which culminated in the exclusive worldwide joint development and supply agreement with Procter and Gamble. From April 2002 to September 2006, Fabian was Vice President at Radiancy Inc., where he managed the U.S. subsidiary of a late-stage med-tech start-up with the third largest global installed base for light-based devices in the field of dermatology and aesthetic medicine. Mr. Tenenbaum holds a Bachelor’s degree in Medicine from Ben Gurion University and an MBA from Columbia Business School.

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

        David Schlachet resigned as our chief executive officer and was appointed to our board of directors on May 14, 2007. Mr. Schlachet has served as our chief executive officer since November 2005. From July 2004 to November 2005, Mr. Schlachet served as our chief financial officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Elite Holdings, in addition to his position in Straus Elite Holdings. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed companies Pharmos Inc., LanOptics Ltd and Compugen Ltd.. In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd. and Edgar Investments and Developments Ltd., as well as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from the Tel-Aviv University.

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

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group (five out of the six directors) for the year ended December 31, 2006 was approximately $288,410. This amount includes payment to our Chairman of the Board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we and our subsidiaries paid to the officers as a group for the year ended December 31, 2006 was approximately $1.1 million. This amount includes approximately $0.1 million which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2006, other than reimbursements for travel expenses.

        As of May 31, 2007, there were outstanding options to purchase 603,751 ordinary shares granted to our directors and officers (eight persons), at exercise prices ranging from $0.01 to $27.73, 24,000 of these options shall expire in the year 2011, 4,000 of these option shall expire in the year 2012, and 575,751 of these options shall expire in the year 2013.

        For a description of the plans pursuant to which such options were granted please see Item 6.E below.

C.	BOARD PRACTICES

Board of Directors

        In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than 7 and no fewer than three directors. Our board of directors consists of seven directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2007, the term of the third class, consisting of Dr. Eckhouse, will expire and the director elected at that meeting will be elected for a three-year term. The external directors will not be assigned a class. The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Companies Law).

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

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s relatives. In addition, under the listing requirements of the Nasdaq Global Market, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq Global Market listing requirements. The rules of the Nasdaq Global Market also require that at least one member of the audit committee be a financial expert.

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

         Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The composition and functions of the compensation committee meet the requirements of the Nasdaq Global Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

        Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the rules of the Nasdaq Global Market, with which we comply voluntarily.

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

D.	EMPLOYEES

        The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2004	2005	2006

Management, administration and operations	37	39	39
Research and development	23	24	40
Selling and marketing	56	83	195
Total	116	146	274

Israel	34	40	83
North America	72	94	175
Asia-Pacific	2	3	5
Europe	8	9	10
Latin America	--	--	1

        The increase in the number of our employees during the year 2006 is associated with a previously announced effort to build the needed infrastructure necessary to support the rapid growth we have and anticipate to experience. Most of the increase is for Selling and Marketing personnel in North America and from Research and Development personnel in Israel.

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

        Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2006, our accrued severance pay funds totaled $0.4 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 31, 2007 by our officers and directors:

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of May 31, 2007 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,722,735 ordinary shares outstanding on May 31, 2007.

	Number	Percent

Executive Officers and Directors:
Dr. Shimon Eckhouse(1)	2,662,483	9.59%
Dr. Michael Kreindel (2)	1,663,057	5.99%
Yaffa Krindel	*	*	%
Marshall Butler	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Schlachet(3)	*	*	%
David Seligman(3)	*	*	%
Doron Gerstel	*	*	%
Fabian Tenenbaum
All directors and executive officers as a group (9 persons)	4,283,868	15.45%

* equals less than 1%

(1)	Includes 2,287,331 shares held by Starlight Capital Ltd and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Includes 33,336 ordinary shares issuable upon exercise of options immediately exercisable or exercisable within 60 days of May 31, 2007.

(2)	Includes 1,629,721 shares held by Cititrust Bahamas Ltd. as Trustee for TR-30777, for which Dr. Kreindel is the beneficiary. Includes 33,336 ordinary shares issuable upon exercise of options immediately exercisable or exercisable within 60 days of May 31, 2007.

(3)	Mr. Schlachet resigned as our Chief Executive Officer on May 14, 2007, and Mr. Seligman resigned as our Chief Financial Officer on May 14, 2007.

Employee Benefit Plans

        Prior to the adoption of the 2004 Plans, we maintained one equity incentive plan adopted in 2003, which served as an umbrella plan for all of our employees, directors, officers and other eligible persons worldwide. Prior to the 2003 Plan, we granted options according to individual agreements with the grantees, without adopting a specific plan.

        As of December 31, 2006, we had 145,657 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

        On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2006, we had 1,725,479 options and RSU’s outstanding.

        We adopted both the 2003 Plan and the 2004 Israel Plan under Section 102 of the Israeli Income Tax Ordinance.

        Options granted to employees under the 2003 Plan generally vest over three to four years from the grant date. Any option not exercised within seven years of the grant date will expire unless extended by the board of directors. If we terminate the engagement with a grantee for cause, all of his or her vested and unvested options expire immediately. If we terminate the engagement with a grantee for any other reason or the grantee resigns, the grantee may exercise his or her vested options within six months of the date of termination. A grantee who terminates his or her engagement with us due to death or disability may exercise his or her options (or in case of death – by the estate or the legal successor of the grantee) within 12 months of the date of death or disability. In case of retirement, the post-retirement period of exercise is set at the discretion of the board of directors or the compensation committee. Any expired or terminated options return to the plan and are automatically cancelled.

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

        Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants.

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

        The following table sets forth information, as of May 31, 2007, regarding the beneficial ownership of our ordinary shares by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,722,735 ordinary shares outstanding as of May 31, 2007.

	Shares	Percentage

Starlight Capital Ltd.(1)	2,287,331	8.25%
Dr. Michael Kreindel (2)	1,663,057	5.99%
The Baupost Group, L.L.C. (3)	1,500,000	5.52%

(1)	A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares as well and 33,336 ordinary shares issuable upon exercise of options immediately exercisable or exercisable within 60 days of May 31, 2007 held by Dr. Eckhouse.

(2)	Includes 1,629,721 shares held by Cititrust Bahamas Ltd. as Trustee for TR-30777, for which Dr. Kreindel is the beneficiary and 33,336 ordinary shares issuable upon exercise of options immediately exercisable or exercisable within 60 days of May 31, 2007 held by Dr. Kreindel.

(3)	The information is solely based upon Schedule 13G filed with the Commission on February 13, 2007 by The Baupost Group, L.L.C. (Baupost), SAK Corporation and Seth A. Klarman. SAK Corporation is the Manager of Baupost. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. Securities reported on the Schedule 13G as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

        To our knowledge, the only significant changes in the percentage ownership by our major shareholders during the past three years have been the dilution in their percentage ownership as a result of our initial public offering in 2004, sales by major shareholders in our underwritten secondary offering in March, 2005, the purchases and sale by FMR Corp. and Sprott Asset Management Inc. in the public market subsequent to our underwritten secondary offering, the purchases and sale by Veredus Asset Management LLC in the public market of our ordinary shares in the first quarter of 2006, the sale by Lintech International Inc., which is wholly owned by a trust that was created for the benefit of the issue of Beryl Levey, of its holdings in June 2005, the sale by Israel HealthCare Ventures LP, which is affiliated with our past director, Dr. Hadar Ron, of its holdings in June 2005, the sale by M.N.M.M. Holdings Ltd., which is controlled by our past director and former CEO Mr. Moshe Mizrahy, of its holdings in November 2005, and the sale by Cititrust Bahamas Ltd., which is a trust that was created for the benefit of our Chief Technology Officer and director, Dr. Michael Kreindel, of part of its holdings pursuant to 10b5-1 plans.

        Our major shareholders have the same voting rights pursuant to their share ownership as our other shareholders.

        To our knowledge, as of May 31, 2007, we had 8* stockholders of record who were registered with addresses in the United States. These United States holders were as of such date, the holders of record of approximately 84.52* of our outstanding shares.

* Includes the Depository Trust Company

B.	Related Party Transactions

Registration Rights

        Prior to our going public, we issued preferred shares to Starlight Capital Ltd., European High-Tech Capital S.A. and Marshall Butler. Starlight Capital Ltd. and European High-Tech Capital S.A. are controlled by foundations which have been established for the benefit of family members of Dr. Shimon Eckhouse, our chairman of the board of directors. Dr. Eckhouse disclaims beneficial ownership of shares held by these companies. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted to ordinary shares when we went public. As of May 31, 2007, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. . Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form F-3, subject to conditions and limitations.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements for the year ended December 31, 2006 are included in this annual report under Item 18.

        Legal Proceedings.

        On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued us and Dr. Eckhouse, in the District Court in Haifa, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that our products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing us for $2.3 million (NIS 10 million) and has requested an injunction against us which will prohibit manufacturing, marketing and selling some or all of our products, which, if successful, could have a material adverse effect on our business in Israel. On October 10, 2004 we submitted our Statements of Defense to the Court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, we claimed that even if the patent would have been valid, none of our devices infringe any of Shaldot’s patents. The dispute was referred by the court to mediation and the parties attempted to resolve the dispute. The mediation process was not successful and was terminated by Shaldot. In January 2007, we learned that Shaldot had transferred all of its rights to the patent to a subsidiary, Qray Ltd. We submitted a motion to dismiss Shaldot’s lawsuit, claiming that due to the transfer of rights, Shaldot no longer had standing to continue the proceedings. A hearing on our motion was held on February 19, 2007. At the hearing, the court ordered that Qray be added as an additional plaintiff to the lawsuit and that the parties submit revised statements of claims and defenses. On February 25, 2007, Shaldot submitted its revised statement of claims. On March 14, 2007, we submitted our revised statement of defense and also a revised statement of counterclaim. We are in the process of ongoing evidentiary hearings, with the next hearing scheduled to take place on June 18, 2007. We believe that Shaldot’s lawsuit is without merit and we intend to defend ourselves vigorously. Therefore, we do not believe that this lawsuit will result in a loss to us and accordingly, no reserve was recorded in the financial statement with respect to this claim.

        In September 2005 and further dates thereafter, nine plaintiffs filed complaints in which we and our subsidiary, Syneron Inc., are named as defendants along with other named defendants. Eight of the plaintiffs are African-American women who allege they sustained burn and/or other complications after hair removal or skin rejuvenation treatments were administered by one of our customers with one of our products. In addition to traditional product liability and negligence theories, the complaint alleges theories of fraud, negligent misrepresentation, illegal sale of a dangerous prescriptive device and intentional race discrimination. We and our subsidiary have appeared in the litigation. A vigorous defense to all of the allegations is being funded and controlled by an insurance company that issued an insurance policy to our subsidiary and under which we are an additional insured through a controlling interest endorsement. The insurance company has reserved the right to deny coverage on some of the claims (product liability-intentional failure to warn, product liability-fraud, and intentional racial discrimination) which means there is a possibility that these claims would not be covered by the insurance policy. In addition, the complaint seeks recovery for punitive damages which the insurance company has advised us are not covered by the insurance policy. In May 2007 we appeared at a mediation in an attempt to resolve these claims. Following the mediation, we resolved the claims with most of the plaintiffs, and we are in the process of resolving the claims with the remaining plaintiffs. We anticipate that most of the settlement costs will be paid by the insurance company and we estimate that the portion of the settlement costs that will be paid by us will not be material and therefore no reserves have been made in our financial statements.

        On November 10, 2005 a class action was filed against our subsidiary, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.‘s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action for lack of federal jurisdiction. All further discovery is stayed pending a ruling on this motion. Should this motion to dismiss be denied, Syneron Inc. plans vigorously to challenge class certification. We cannot predict the outcome of the claim, nor can we estimate the amount of damage, if we are held responsible. Accordingly no reserve was included in the financial statements with respect to this claim.

        Please also see “Item 3.D Risk Factors – Existing and Future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance”.

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

        Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “ELOS.”

        The following table sets forth, for the periods indicated since August 5, 2004, when we were listed on the Nasdaq Global Market, the high and low sales prices of our ordinary shares as reported by the Global National Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)
	HIGH	LOW

During the last two years:
2005	$46.91	$23.05
2006	32.72	17.81

During the last nine quarters:
First quarter of 2005	34.31	23.05
Second quarter of 2005	38.48	25.02
Third quarter of 2005	44.13	33.21
Forth quarter of 2005	46.91	30.56
First quarter of 2006	32.72	25.40
Second quarter of 2006	30.95	17.81
Third quarter of 2006	25.22	18.00
Forth quarter of 2006	28.40	22.34
First quarter of 2007	28.12	24.21

During the last six months:

December 2006	28.40	22.90
January 2007	27.46	24.21
February 2007	28.12	24.70
March 2007	27.77	25.50
April 2007	27.26	25.19
May 2007	26.21	24.91

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see “Item 10.E – Taxation – Israeli Taxation”.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Listing

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “ELOS”.

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

        For a description of the material terms of our Patent License and Settlement Agreement with Lumenis Inc. and Lumenis Ltd., and of our Patent License and Settlement Agreement with Thermage, Inc., please see “Item 4.B Business Overview – Intellectual Property”.

        For a short description of the material terms of our agreements with our manufacturers, please see “Item 4.B Business Overview – Manufacturing”.

         Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Proctor & Gamble Company for the commercialization of patented and patent pending, ELOS based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

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

General Corporate Tax Structure in Israel

        Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to investments in “approved enterprise”, as described below) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

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

        Additionally, a company that has been granted the status of an approved enterprise on all or part of its operations may elect to receive a grant of money from the government or an alternative package of benefits under the Investments Law. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax (“tax exemption”) for a period of between two and ten years, starting from the first year the company derives taxable income under the approved enterprise program. The length of time of this exemption will depend on the geographic location of the approved enterprise within Israel. After this exemption lapses, the company will be eligible for the reduced tax rate discussed in the previous paragraph for the remainder of the benefit period. The Time Limit imposed on the tax benefit discussed above does not limit this exemption under the alternative package of benefits. If the exemption period extends beyond the Time Limit, the company will continue to enjoy the tax exemption until the end of the exemption period.

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

        Currently we have two approved programs under the Investments Law, which entitles us to some tax benefits. The first program under the Law before the amendment (“Approved Enterprise”) and the second after the amendment (Benefited Enterprise”). The above mentioned approved programs are subject to the alternative package of benefits, which allows for a ten years period of exemption of taxes for undistributed income.

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

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates:

—	for dividends distributed prior to January 1, 2006 - 25%;

—	for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “– Capital Gains Tax on Sales of Our Ordinary Shares.”

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

        This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares. See “Israeli Taxation” above.

        This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

        This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

        This summary is directed solely to holders that hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is any of the following:

■	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

■	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

■	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

■	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

■	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the ordinary shares will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

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

        In the event there is an Israeli income tax on gain from the disposition of ordinary shares, such tax should generally be the type of tax that is creditable for U.S. tax purposes; however, because it is likely that the source of any such gain would be a U.S. source, a U.S. foreign tax credit may not be available. U.S. Holders should consult their own tax advisors regarding the ability to claim such credit.

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

        The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq Global Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Market or that the shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Back-up Withholding

        Generally, information reporting requirements will apply to distributions on ordinary shares or proceeds on the disposition of ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

        Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

        Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 73.8% of our total revenues for the year ended December 31, 2006. Substantially all of the remaining 26.2% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar and NIS and U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

        Interest Rate Risk. We do not have any outstanding loans and therefore, our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 12% of our cash balances in bank deposits and the remainder primarily in securities issued by the United States, by non-U.S. governments and by high quality U.S and non U.S corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

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

        Pursuant to our initial public offering of our ordinary shares on August 11, 2004, we sold 5,000,000 ordinary shares at a per share price of $12. Our net aggregate proceeds (after underwriting discount and expenses) amounted to approximately $54 million. The amount of the underwriting discount paid by us in the initial public offering was approximately $4.2 million and the expenses of the offering, not including the underwriting discount, were approximately $2.0 million, consisting of, among other things, SEC registration fees, NASD filings fees, Nasdaq National Market listing fees, Israel stamp duty and legal and accounting fees. Payment of these expenses were not direct or indirect payments to our directors, officers, major shareholders or affiliates.

        To date, the net proceeds of the offering were invested in term deposits in U.S. banks and have not been used. We still intend to use the proceeds in the manner set forth in our prospectus of August 5, 2004.

ITEM 15T.	CONTROLS AND PROCEDURES

    (a)        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

    (b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006.

        This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual report.

    (c)        There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

        During the years 2005 and 2006, we paid the following fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2005 (in thousands)	2006 (in thousands)

Audit Fees	365	354
Tax Fees	38	55
Audit Related Fees	10	114
Total	413	523

        Audit related services rendered by Ernst & Young during 2005 were in connection with our follow-on secondary offering. During 2006 audit related services were mostly in connection with review and supervision of our first year of complying with Section 404 of the Sarbanes-Oxley Act of 2002. Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following consolidated financial statements and related auditors’ report is filed as part of this annual report.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this annual report on Form 20-F:

1.1	Articles of Association of Registrant, as amended.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004)

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Form F-1 filed July 14, 2004)

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004)

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004)

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004)

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. ^

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed July 14, 2004)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Section 1350 certifications of Periodic Financial Reports

15.1	Consent of Independent Registered Public Accounting Firm

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LIMITED AND ITS
SUBSIDIARIES

Consolidated
Financial Statements

As of December 31, 2006

SYNERON MEDICAL LIMITED AND ITS
SUBSIDIARIES

Consolidated
Financial Statements
As of December 31, 2006

U.S. dollars in thousands

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

SYNERON MEDICAL LTD.

        We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

Haifa, Israel June 12, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

		Year Ended December 31,
	Note	2006	2005	2004

Revenues		$116,976	$87,406	$57,918
Cost of revenues		17,921	11,428	6,914

Gross profit		99,055	75,978	51,004

Operating expenses
Research and development		8,515	5,030	3,078
Selling and marketing		46,434	25,188	19,625
General and administrative		9,455	3,534	2,725
Other operating expenses	1D,11C	-	3,494	-

Total operating expenses		64,404	37,246	25,428

Operating income		34,651	38,732	25,576
Financial income, net	14	6,492	3,081	2,384

Income before taxes on income		41,143	41,813	27,960
Taxes on income	13	1,489	750	620

Net income		$39,654	$41,063	$27,340

Basic net earnings per share		1.46	$1.65	$1.45

Diluted net earnings per share		1.44	$1.48	$1.14

Weighted average number of shares used in per share
calculations (in thousands):
Basic		27,202	24,888	18,917

Diluted		27,601	27,664	24,083

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31 2006	December 31 2005

CURRENT ASSETS
Cash and cash equivalents		$16,036	$13,070
Short-term bank deposits	3	5,000	3,500
Available for sale marketable securities	4	81,493	116,489
Trade receivables (net of allowance for doubtful accounts of $1,582 and $222 as of December 31, 2006 and 2005, respectively)		38,478	20,384
Other accounts receivable and prepaid expenses	5	4,890	8,685
Inventories	6	7,084	3,434

Total current assets		152,981	165,562

Severance pay fund		368	249
Long-term deposits and others	7	1,105	1,103
Long-term available for sale marketable securities	4	68,147	-
Long-term trade receivables		-	1,003
Property and equipment, net	8	1,513	1,189
Intangible assets, net	9	1,127	1,175

Total long term assets		72,260	4,719

Total assets		$225,241	$170,281

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2006	December 31, 2005

CURRENT LIABILITIES
Trade payables		$6,452	$2,112
Other accounts payable and accrued expenses	10	19,270	18,960

Total current liabilities		25,722	21,072

LONG-TERM LIABILITIES
Deferred revenues		4,205	2,731
Warranty Accruals		512	1,032
Accrued severance pay		405	282

Total long-term liabilities		5,122	4,045

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value;
Authorized - 100,000,000 ordinary shares; Issued and outstanding -
27,522,589 and 26,521,148 shares as of December 31, 2006 and 2005,
respectively;		63	61
Additional paid-in capital		78,663	70,254
Treasury shares - 662,874 Ordinary shares		(461)	(461)
Deferred stock based compensation		-	(177)
Accumulated other comprehensive loss		(1,197)	(2,188)
Retained earnings		117,329	77,675

Total shareholders' equity		194,397	145,164

Total liabilities and shareholders' equity		$225,241	$170,281

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income

Balance as of January 1, 2006	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164
Exercise of stock options	1	329	-	-	-	-	330
Issuance of shares as a result of exercise of restricted stock units (RSU)	1	1					2
Reclassification of deferred stock based compensation to additional paid in capital due to adoption of FAS 123 (R)	-	(177)	-	177	-	-	-
Equity based compensation expenses	-	8,256	-	-	-	-	8,256
Other comprehensive income:
Unrealized gain on available for sale securities	-	-	913	-	-	-	913	$913
Reclassification to income statement for loss realized	-	-	78	-	-	-	78	78
Net income	-	-	-	-	-	39,654	39,654	39,654

Total comprehensive income								$40,645

Balance as of December 31, 2006	$63	$78,663	$(1,197)	$-	$(461)	$117,329	$194,397

* Accumulated other comprehensive loss on account of unrealized losses on available for sale marketable securities

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income

Balance as of January 1, 2005	$54	$58,595	$(74)	$(325)	$(461)	$36,612	$94,401
Exercise of stock options	7	11,659	-	-	-	-	11,666
Amortization of deferred stock based compensation	-	-	-	148	-	-	148
Other comprehensive income:
Unrealized loss on available for sale securities	-	-	(1,206)	-	-	-	(1,206)	$(1,206)
Reclassification to income statement
for gain realized	-	-	(908)	-	-	-	(908)	(908)
Net income	-	-	-	-	-	41,063	41,063	41,063

Total comprehensive income								$38,949

Balance as of December 31, 2005	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164

* Accumulated other comprehensive loss on account of unrealized losses on available for sale marketable securities

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

U.S. dollars in thousands

	Share Capital			Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income
	Ordinary	Preferred
		A	B

Balance as of January 1,
2004	$3	$7	$2	$4,688	$168	$(473)	$(226)	$9,272	$13,441
Issuance of Ordinary shares,
net of issuance costs of $6,299	39	-	-	53,663	-	-	-	-	53,702
Exercise of stock options	3	-	-	95	-	-	-	-	98
Conversion of Preferred A and
B Shares into Ordinary shares	9	(7)	(2)	-	-	-	-	-	-
Issuance of Preferred A shares net of Issuance costs of $1	-	-	-	149	-	-	-	-	149
Repurchase of Preferred A
shares from a shareholder	-	-	-	-	-	-	(235)	-	(235)
Amortization of deferred stock based compensation	-	-	-	-	-	148	-	-	148
Other comprehensive income:

Unrealized loss on available for sale securities	-	-	-	-	(432)	-	-	-	(432)	$(432)
Reclassification to income
statement for loss realized	-	-	-	-	190	-	-	-	190	$190
Net income	-	-	-	-	-	-	-	27,340	27,340	27,340

Total comprehensive income										$27,098

Balance as of December 31, 2004	$54	$-	$-	$58,595	$(74)	$(325)	$(461)	$36,612	$94,401

* Accumulated other comprehensive loss on account of unrealized losses on available for sale marketable securities

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,654	$41,063	$27,340
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	720	569	143
Increase in accrued severance pay, net	4	15	3
Increase in short-term and long-term trade receivables	(17,091)	(11,397)	(4,049)
Decrease (increase) in other accounts receivables and prepaid expenses	3,795	(7,761)	(575)
Increase in inventories	(3,650)	(300)	(1,647)
Increase (decrease) in trade payables	4,340	592	(688)
Increase (decrease) in other account payables and accrued
expenses	(403)	7,542	389
Increase (decrease) in long-term litigation settlement fee	-	-	(900)
Realized loss (gain) and changes in accrued interest from
marketable securities	52	(908)	(396)
Equity based compensation	8,256	148	148
Increase in deferred revenues	2,584	922	2,317
Increase (decrease) in warranty accruals	(917)	848	526
Loss on sales of property and equipment	-	12	3

Net cash provided by operating activities	37,344	31,345	22,614

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) short-term deposits, net	(1,500)	53,393	(56,873)
Purchase of available-for-sale marketable securities	(82,207)	(98,880)	(17,759)
Proceeds from sale and redemption of available for sale marketable securities	49,996	4,256	6,116
Investment in long-term loans and others	(2)	(75)	(13)
Purchase of property and equipment	(747)	(645)	(484)
Purchase of intangible assets	(250)	(466)	(1,000)
Proceeds from sale of property and equipment	-	8	-

Net cash used in investing activities	(34,710)	(42,409)	(70,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary and preferred shares, net	-	-	53,851
Exercise of stock options and RSUs	332	11,666	98
Repurchase of preferred A shares from shareholders	-	-	(235)

Net cash provided by financing activities	332	11,666	53,714

Increase in cash and cash equivalents	2,966	602	6,315
Cash and cash equivalents at the beginning of the year	13,070	12,468	6,153

Cash and cash equivalents at the end of the year	$16,036	$13,070	$12,468

Cash paid during the period for:

Income taxes	$9	$12	$3

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 1	–	GENERAL

A.	Syneron Medical Ltd. (“the Company”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.	Syneron GmbH, a wholly-owned subsidiary in Germany, was established in August 2001, for the purpose of marketing and sales of the Company’s products in Europe. Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 for the purpose of marketing and sales of the Company’s products in North America. Syneron Medical (HK), also a wholly-owned subsidiary, was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia in January 2007

C.	During 2005 the Company invested in Light Instruments Ltd. (“LI”), an Israeli development stage company engaged in the development of advanced dental laser devices. The Company invested $1,500, in two portions, in consideration for 51% of LI and exercised its right to increase the number of directors to three out of five members of LI’s board of directors. As such, the company is consolidating LI since the third quarter of 2005.

According to the agreement the Company has an option to invest an additional $2,000, for a period of two years from the first investment and to increase its holding to 63% of the Ordinary Shares of LI. If during that period LI meets certain milestones, the Company will be obligated to invest the additional $2,000. According to the agreement, the two founders of LI have the option, for a period of two years, to sell their holdings (49%) to the Company for $5,000 in the Company’s share, after meeting certain milestones. As part of the investment agreement the Company will have the exclusive right to sell LI products in North America for 10 years following FDA approval. The initial value of the contingently puttable minority interests described above was immaterial to the Company’s financial statements. As of December 31, 2006 and 2005 it was not probable that the required conditions to enable the founders to sell their interest in LI to the Company would be met. Therefore, the aforementioned puttable minority interest rights did not have an effect on the Company’s financial statements.

The Company is the sole financing source of LI and it was granted preference in receiving its investment in case of LI’s liquidation.

D.	On August 11, 2004, the Company completed an initial public offering (“IPO” or “Offering”) in the US NASDAQ national market. Pursuant to the IPO, the Company issued 5 million Ordinary shares and received net proceeds of approximately $54 million (net of underwriting commissions and expenses of approximately $6 million). Trading in the Company’s Ordinary shares commenced on August 6, 2004. The underwriters were granted an option, exercisable within 30 days from the date of the IPO, to purchase up to 750,000 additional Ordinary shares at the public offering price of $12 per share less underwriting discounts. The option was solely for the purpose of covering any over-allotments in connection with the Offering. The underwriters did not exercise the option.

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

U.S. dollar in thousands, except share and per share data

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

Transaction and balances in currencies other than the US dollars have been re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. All exchange gains and losses from re-measurement are reflected in the consolidated income statements in financial income or expenses.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

D.	RECLASSIFICATION

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

E.	CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of less than three months at the date acquired.

F.	SHORT-TERM DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost. Accrued interest is included in other receivables

G.	MARKETABLE SECURITIES

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the classification of investments in marketable securities with fixed maturities at the time of purchase and re-evaluates such designations as of each balance sheet date. In 2005 and 2006 investments in marketable securities were designated as available for sale securities. Accordingly, the securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments are included in the consolidated income statements. Interest and amortization of premium and discount on debt securities are recorded as financial income.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

G.	MARKETABLE SECURITIES (Continued)

Investments in corporate structured notes are classified as available for sale and accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

H.	INVENTORIES

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials: first in, first out (“FIFO”) method.

Finished products: raw material as explained above, with the addition of the specific manufacturing costs.

I.	PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and laboratory equipment	10-33
Office furniture, equipment	7-15

J.	INTANGIBLE ASSET, NET

Intangible assets are stated at cost, net of accumulated amortization. The intangible assets are being amortized over their useful life using a method of straight line amortization. As per management opinion this method reflects best the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

K.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2004, 2005 and 2006, no impairments were recorded.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.	REVENUE RECOGNITION

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

Revenue from product sales to end users in North America usually includes multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The Company considers the sale of a product and the service element in the agreement to be two separate accounting units of the arrangement and defers the fair value of the service element to the period in which it is earned. Fair value is determined based on the price charged by third parties on a stand alone basis for the service provided, and data available from which to estimate the volume of services provided during the term of the arrangement.

M.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to the income statement as incurred.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

N.	STOCK-BASED COMPENSATION

At December 31, 2006, the Company has 2 stock-based employee compensation plans, which are described more fully in Note 12. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Under APB 25 compensation expense was measured based on the intrinsic value of the options granted at the grant date or other measurement date. Expenses in respect of stock-based employee compensation cost amounted to $148 in the Statement of Income for the years ended December 31, 2005 and 2004.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (“Statement 123(R)”), using the modified-prospective transition method. Under that transition method, compensation cost recognized during 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company’s income before taxes on income and net income for the year ended December 31, 2006 was $ 8,108 lower than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006, were $ 0.30 and $ 0.29 lower, respectively, than if the Company had continued to account for share-based compensation under Opinion 25.

The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans after the original effective date of SFAS 123. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes options pricing model for options granted prior to January 1, 2005 and the Binomial model for options granted thereafter. The fair value of the options granted is amortized to expense over the options’ vesting periods using the straight line method:

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

O.	STOCK-BASED COMPENSATION (Continued)

	Year ended December 31,
	2005	2004

Net Income, as reported	$41,063	$27,340
Add: Stock-based employee compensation expense included in
reported net income	148	148
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(6,078)	(664)

Pro forma net income	$35,133	$26,824

Earnings per share Basic - as reported	$1.65	$1.45

Basic - pro forma	$1.41	$1.42

Diluted - as reported	$1.48	$1.14

Diluted - pro forma	$1.27	$1.11

Weighted average number of shares used in per share
calculations (in thousands):
Basic	24,888	18,917

Diluted	27,532	24,083

The pro forma effects of estimated equity-based compensation expense on net income and earnings per share for the years ended December 31, 2005 and 2004 were estimated at the date of grant using the Black-Scholes options pricing model for options granted prior to January 1, 2005 and the Binomial model for options granted thereafter, based on the following assumptions (annualized percentages):

	Year ended December 31,
	2005	2004

Black-Scholes model
Volatility		80%
Risk-free interest rate		4.07%
Dividend yield		0%
Expected life (years)		3.4 years

Binomial model
Dividend yield	0%
Expected volatility	65%
Risk-free interest rate	4.41%
Early exercise multiple	2
Expected life	2.13

As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 16,069. This cost is expected to be recognized over a weighted average period of 1.45 years. The Company recorded cash received from the exercise of stock options and RSU of $ 332.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

P.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earning per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive effect of options considered to be outstanding during each year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

Q.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

R.	INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are calculated for temporary differences between financial reporting and tax bases of assets and liabilities and for net operating loss carryforwords. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance if necessary, to reduce deferred tax assets to their estimated realizable value.

S.	SEVERANCE PAY

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits accumulated up to balance sheet dates.

Severance expenses for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $200, $106 and $100, respectively.

T.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $2,019, $1,244 and $1,196, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

U.	CONCENTRATION OF CREDIT RISK

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

The Company’s marketable securities include investments in highly rated debentures of Israeli, U.S., Scotch and Austrian Corporations and Governmental Bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no significant off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

The following table provides the detail of the change in the Company provision for doubtful debts for the years ended December 31, 2006 and 2005:

	December 31,
	2006	2005

Balance at the beginning of the year	$222	$263
Additions	1,426	115
Deductions	66	156

Balance at end of the year	$1,582	$222

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

V.	CONCENTRATION OF OPERANTIONAL RISK

The Company outsources the manufacturing of its products to four subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if customers place orders for unexpectedly large quantities of products. In addition, because The Company’s subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, the Company could experience business interruption, increased costs, damage to the Company’s reputation and loss of customers. In addition, qualifying new subcontractors could take several months. Management believes that the above mentioned risk is mitigated by diversification of production where each product is manufactured by more than one subcontractor. In addition, most of the subcontractors are affiliated with international firms and if needed a temporary solution could be found by shifting manufacturing out of Israel.

Many of the components that comprise the Company’s products are currently manufactured by a limited number of suppliers. Although most of the components are obtained from at least three separate suppliers, the Company does not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers’capabilities could harm the Company’s ability to manufacture its products until it identifies and qualifies a new source of supply, which could take several months.

Any interruption in the supply of components or materials, or the Company inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair the ability to meet the demand of the Company’s customers, which would have an adverse effect on the Company’s business.

W.	WARRANTY

The Company generally provides a one year to three years standard warranty with its products, depending on the type of product and the country in which the Company does business. On sales to distributors, the Company provides a warranty on parts only. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

At December 31, 2006, short term and long term accrued warranty amounted to $931 and $512 respectively. At December 31, 2005, short term and long term accrued warranty amounted to $1,328 and $1,032, respectively.

X.	COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that their items of other comprehensive income relate to unrealized gains and losses on available for sale securities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Y.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

1.	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective for the fiscal years beginning after December 15, 2006. The Company believes the adoption of FIN 48 will not have a material impact on its financial condition, results of operations and liquidity.

2.	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value and expands the required disclosure on fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing SFAS No. 157 and believes the adoption of SFAS No. 157 will not have a material impact on its financial condition, results of operations or liquidity.

3.	In February, 2007, the FASB issued SFAS No. 159, “The fair value of option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measures many financial assets and financial liabilities at fair value. Unrealized gain and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 3	–	SHORT-TERM BANK DEPOSITS

At December 31, 2006, short term deposits bear a 5.1% – 5.17% annual interest rate.

At December 31, 2005 – see Note 11D.

Note 4	–	AVAILABLE FOR SALE – MARKETABLE SECURITIES

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	259	3	-	262

Available for sale - matures within one
year:
Government debentures - fixed interest rate	$64,605	$184	$(92)	$64,697
Corporate debentures - fixed interest rate	3,512	1	(6)	3,507

	68,117	185	(98)	68,204

Available for sale - matures after one
year through three years:
Government debentures - fixed interest rate	50,057	47	(345)	49,759
Corporate debentures - fixed interest rate	12,853	18	(197)	12,674

	62,910	65	(542)	62,433

Available for sale - matures after three
years through five years:
Government debentures - fixed interest rate	10,077	-	(226)	9,851
Corporate debentures - fixed interest rate	1,831	-	(93)	1,738

	11,908	-	(319)	11,589

Available for sale - matures after five
years:
Government debentures - fixed interest rate	4,404	-	(170)	4,234
Corporate debentures - fixed interest rate	2,539	-	(196)	2,343
Corporate structured notes - floating interest rate	700	-	(125)	575

	7,643	-	(491)	7,152

	$150,837	$253	$(1,450)	149,640

Reclassification of certain securities to Long Term				68,147

				$81,493

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 4	–	AVAILABLE FOR SALE – MARKETABLE SECURITIES (Continued)

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	348	2	-	350

Available for sale - matures within one year:
Government debentures - fixed interest rate	$40,715	$42	$(237)	$40,520
Corporate debentures - fixed interest rate	2,211	-	(94)	2,117

	42,926	42	(331)	42,637

Available for sale - matures after one year through three years:
Government debentures - fixed interest rate	58,921	55	(1,205)	57,771
Corporate debentures - fixed interest rate	508		(18)	490

	59,429	55	(1,223)	58,261

Available for sale - matures after three years through five years:
Government debentures - fixed interest rate	2,459	-	(103)	2,356
Corporate debentures - fixed interest rate	3,238	8	(99)	3,147

	5,697	8	(202)	5,503

Available for sale - matures after five years:
Government debentures - fixed interest rate	4,404	5	(139)	4,270
Corporate debentures - fixed interest rate	3,932	-	(214)	3,718
Corporate structured notes - floating interest rate	1,941	-	(191)	1,750

	10,277	5	(544)	9,738

	$118,677	$112	$(2,300)	$116,489

For the year ended December 31, 2006, unrealized loses in the Company’s investments in available for sale securities instruments are mainly attributed to interest rate fluctuations. The contractual cash flows of these investments are either guaranteed by U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. As the Company has the ability to hold these investments until maturity, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investments. Therefore, the securities were not considered to be other than temporarily impaired at December 31, 2006.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 5	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2005

Government authorities	$1,836	$869
Prepaid expenses	1,295	735
Tax withholding Deposit *	1,196	6,296
Other receivables	563	785

	$4,890	$8,685

*	Employees option’s withholding tax, held in deposit until the time of remitting funds to tax authorities. See Note 10.

Note 6	–	INVENTORIES

	December 31,
	2006	2005

Raw materials	$741	$937
Finished products	6,343	2,497

	$7,084	$3,434

Note 7	–	LONG-TERM BANK DEPOSITS AND OTHERS

	December 31,
	2006	2005

Structured note (1)	$1,000	$1,000
Others	105	103

	$1,105	$1,103

(1)	The structured note is redeemable by the Bank at the earlier of (a) the end of 10 years or (b) when the aggregate interest amount reaches 12% but not earlier than the end of 1.5 years. The interest rate in the first year is 10% and from the second year to maturity the interest rate will be 9.25% minus twice LIBOR for 6 months.

Due to increase in the interest rate and the LIBOR, the Company does not anticipate redeeming the structured note in the following year, as such the structured note was classified to long term bank deposits.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 8	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2005

Cost
Computers, software, manufacturing and laboratory equipment	$2,139	$1,487
Office furniture and equipment	304	209

Total cost	2,443	1,696

Accumulated depreciation
Computers, software, manufacturing and laboratory equipment	824	450
Office furniture and equipment	106	57

Total accumulated depreciation	930	507

Depreciated cost	$1,513	$1,189

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 were $422, $278 and $143, respectively.

Note 9	–	INTANGIBLE ASSETS, NET

(1)	In December 2004 the Company purchased a U.S. patent, in the amount of $1,000. Additional cost in the amount of $466, in connection with the purchase of the patent, was recorded in the beginning of 2005. The Company estimated the useful life of the patent at five years from the purchase date.

In 2006 the amortization expenses related to the patent were $293. The annual amortization expense relating to the patent as of December 31, 2006 for each of the three years in the period ending December 31, 2009 is estimated to be approximately $293.

(2)	In November 2006 the Company purchased a U.S. patent, in the amount of $250. The Company estimated the useful life of the patent at five years from the purchase date.

In 2006 the amortization expenses related to the patent were $4. The annual amortization expenses relating to the patent as of December 31, 2006 for each of the five years in the period ending December 31, 2011 is estimated to be approximately $50.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 10	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2005

Deferred revenues	$5,358	$4,248
Warranty accruals	931	1,328
Accrued expenses	3,468	1,693
Accrued commission	3,653	1,970
Employees and related expenses	1,360	1,282
Tax authorities	3,116	1,499
Tax Withholding *	1,196	6,296
Other payables	188	644

	$19,270	$18,960

*	See note 5

Note 11	–	COMMITMENTS AND CONTINGENCIES

A.	ROYALTY

In June 2004 the Company has entered into an agreement effective from December 1, 2003, for using know-how of a third party, in which the Company is obligated to pay royalties, at a rate of 4-5%, on sales of certain products to its distributors and subsidiaries.

Expenses in respect of royalties amounted to $1,311, $370 and $79 for the years ended December 31, 2006, 2005 and 2004 respectively, and were recorded as part of cost of revenues.

B.	LEASES

The Company operates from leased facilities in Canada, United States, Germany and Israel leased for periods expiring in years 2006 through 2011.

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles, that are in effect as of December 31, ? 2006, are as follows:

Year ended December 31,

2007	$664
2008	493
2009	493
2010	493
2011	137

$2,280

Rent expenses amounted to $546, $336 and $347 for the years ended December 31 2006, 2005 and 2004, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 11	–	COMMITMENTS AND CONTINGENCIES (Continued)

C.	LEGAL CLAIMS

1.	On July 23, 2004, Thermage, Inc. sued the Company in the United States District Court in the Northern District of California, for patent infringement, seeking an injunction against infringing their patent rights and unspecified damages.

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

2.	On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued the Company and Dr. Eckhouse (the chairman of the board of directors of the Company), in the District Court in Haifa, claiming that in 1999 Dr. Eckhouse had access to confidential material regarding an Israeli patent, which he allegedly used in violation of a confidentiality agreement in connection with forming Syneron. The complaint alleges that the Company’s products infringe Shaldot’s Israeli patent. In its lawsuit Shaldot is suing the Company for $2.3 million (NIS 10 million) and has requested an injunction against the Company which will prohibit manufacturing, marketing and selling some or all of the Company’s products, which, if successful, could have a material adverse effect on the Company’s business in Israel. On October 10, 2004 the Company submitted its Statements of Defense to the Court, claiming that Shaldot’s patent is invalid due to the existence of prior art, lack of novelty and no improvement over existing art in the field. Shaldot’s patent is under review by the Israeli Patent Office, based on a request submitted to the Patent Office by a third party claiming that Shaldot’s patent is invalid. Moreover, the Company claimed that even if the patent would have been valid, none of the Company’s devices infringe any of Shaldot’s patents. The dispute was referred by the court to mediation and the parties attempted to resolve the dispute. The mediation process was not successful and was terminated by Shaldot. In January 2007, the Company learned that Shaldot had transferred all of its rights to the patent to a subsidiary, Qray Ltd. The Company submitted a motion to dismiss Shaldot’s lawsuit, claiming that due to the transfer of rights, Shaldot no longer had standing to continue the proceedings. A hearing on the Company’s motion was held on February 19, 2007. At the hearing, the court ordered that Qray be added as an additional plaintiff to the lawsuit and that the parties submit revised statements of claims and defenses. On February 25, 2007, Shaldot submitted its revised statement of claims. On March 14, 2007, The Company submitted its revised statement of defense and also a revised statement of counterclaim. The lawsuit is in the process of ongoing evidentiary hearings with the next hearing scheduled to take place on June 18, 2007.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 11	–	COMMITMENTS AND CONTINGENCIES (Continued)

C.	LEGAL CLAIMS (Continued)

The Company believes that Shaldot’s lawsuit is without merit, and the Company intends to defend itself vigorously. Therefore, the Company does not believe that this lawsuit will result in a loss to the Company and accordingly, no accrual was recorded in the financial statement with respect to this claim.

3.	In September 2005 and further dates thereafter, nine plaintiffs filed complaints in which the Company and its subsidiary, Syneron Inc., are named as defendants along with other named defendants. Eight of the plaintiffs are African-American women who allege they sustained burn and/or other complications after hair removal or skin rejuvenation treatments were administered by one of the Company’s customers with one of its products. In addition to traditional product liability and negligence theories, the complaint alleges theories of fraud, negligent misrepresentation, illegal sale of a dangerous prescriptive device and intentional race discrimination. The Company and its subsidiary have appeared in the court hearings. A vigorous defense to all of the allegations is being funded and controlled by an insurance company that issued an insurance policy to the Company’s subsidiary and under which the Company is also additionally insured through a controlling interest endorsement. The insurance company has reserved the right to deny coverage on some of the claims (product liability-intentional failure to warn, product liability-fraud, and intentional racial discrimination) which means there is a possibility that these claims would not be covered by the insurance policy. In addition, the complaint seeks recovery for punitive damages which the insurance company has advised the Company that it is not covered by the insurance policy.

Following mediation the Company has resolved the claims with most of the plaintiffs and the Company is in the process of finalizing the mediation process with the rest of the plaintiffs. Most of the settlement costs will be paid by the insurance company and the Company estimates that the portion of the settlement that will be paid by the Company will not be material; therefore no provision has been made in the financial statements in respect of this claim.

4.	On November 10, 2005 a class action was filed against one of the Company’s subsidiaries, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.‘s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action for lack of federal jurisdiction. All further discovery is stayed pending a ruling on this motion. Should this motion to dismiss be denied, Syneron Inc. plans vigorously to challenge class certification.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 11	–	COMMITMENTS AND CONTINGENCIES (Continued)

C.	LEGAL CLAIMS (Continued)

The Company cannot predict the outcome of the claim, nor can it estimate the amount of damage or the range of such an amount, if it is held responsible. Accordingly no accrual was included in the financial statements with respect to this claim.

5.	From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

D.	GUARANTEE

In July 2005 the Company signed a Bank Guarantee agreement with a commercial bank as a guarantee of a loan to a customer of Syneron Inc. The amount of the guarantee amounted to $3.5 million.

The guarantee was in the form of a deposit Syneron has deposited in the lending bank bearing annual interest of 6.75%. The terms of the interest for the deposit were favorable to the Company.

As a first degree collateral a major shareholder of this customer gave a personal guarantee to the bank.

On February 1, 2006 the bank released the assignment on the deposit used as collateral for the loan granted to the customer. The guarantee was then made null and void.

The Company follows the provisions of FASB Interpretation No. 45. However, it did not recognize a liability for the guarantee as of December 31, 2005 since the risk of execution of the Company’s guarantee as of that date was insignificant and any fair value would be immaterial.

Note 12	–	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

1.	On July 12, 2004, the board of directors and shareholders approved an increase in the authorized ordinary shares to 100,000,000 NIS 0.01 par value each, and a 3.4 for 1 stock split of all outstanding ordinary shares. All ordinary share and per share amounts as well as the outstanding stock options included in the financial statements, for periods prior to the stock split, have been retroactively restated to reflect the stock split. Prior to this action the Company had 4,007,801 preferred shares authorized and 5,992,199 ordinary shares authorized. Upon closing of the Offering (See Note 1D.), each outstanding preferred share was converted into 3.4 ordinary shares.

2.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	SHAREHOLDERS’ EQUITY (Continued)

A.	SHARE CAPITAL (Continued)

3.	During 2005 3,232,328 stock options were exercised into ordinary shares, in consideration of $11,666, including options exercised in the secondary offering (see Note 1D.)

4.	During 2006 1,001,543 stock options and RSU were exercised into ordinary shares, in consideration of $332.

5.	Certain of our officers, directors and major shareholders hold ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares.

B.	STOCK OPTION PLAN

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

In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively “the 2004 Plans”). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to what ever number it seems fit.

As of December 31, 2006 there were 2,768,607 options available for future grant.

Under the Company’s 2004 equity incentive plans (the “2004 Plans”), options are granted to employees, officers directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

The following is a summary of activities relating to the Company’s stock options and RSUs granted to employee among the Company’s various plans:

	Year ended December 31,
	2006		2005		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at beginning
of year	1,591,065	$9.80	3,900,807	$3.01	3,281,122	$0.08
Changes during the year:
Granted	1,160,202	$21.98	520,504	$29.99	664,000	$17.33
Exercised	(956,478)	$0.35	(2,801,381)	$4.13	(44,030)	$0.07
Forfeited and cancelled	(32,638)	$23.08	(28,865)	$12.06	(285)	$0.07

Options outstanding at end of
year	1,762,151	$21.87	1,591,065	$9.80	3,900,807	$3.01

Options exercisable at end of
year	737,008	$20.49	1,079,668	$3.61	1,902,879	$0.07

The intrinsic value of options and RSU exercised by employees during the years ended on December 31, 2006, 2005 and 2004 was $26,164, $78,228 and $1,213 respectively.

As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 16,069 which is expected to be recognized over a weighted average period of 1.45 years.

The information regarding the options and RSUs outstanding as of December 31, 2006, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	3,530	$0.01	23,497	6.50	637	$0.01
Options	1,631,224	5.75	6,517	$23.58	713,511	5.06	4,560	$21.17

	1,762,151	5.80	10,047	$21.87	737,008	5.11	5,197	$20.49

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	3,551	$0.01
Options	1,605,504	6.27	6,364	$23.62

	1,736,431	6.30	9,915	$21.76

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s common stock as of December 29, 2006 ($ 27.13 per share).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

The following table summarizes information relating to RSUs granted to employee, as well as changes to such awards during 2006:

	Year Ended December 31, 2006
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	-	-

Granted	177,035	$24.90
Exercised	41,824	26.21
Forfeited	4,284	27.71

Outstanding as of December 31, 2006	130,927	$24.70

The Company’s outstanding options and RSUs to consultants as of December 31, 2006 are as follows:

	Issuance date	Options for Ordinary Shares	Exercise Price per Share	Options Exercisable	Exercisable Through

Options	October 20, 2003	45,065	$0.07	45,065	October 20, 2010
RSU	May 8, 2006	49,040	$0.01	4,460	May 8, 2013
RSU	November 2, 2006	14,880	$0.01	-	November 2, 2013

		108,985		49,525

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2006, 2005 and 2004 were:

	Year Ended December 31,
	2006	2005	2004

Weighted average exercise prices	$25.99	$29.99	$17.33

Weighted average fair value on grant date	$12.24	$8.12	$10.59

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2006, was calculated using the binomial model with the following weighted-average assumptions (annualized percentages):

Year ended December 31, 2006

Volatility	65%
Risk-free interest rate	4.36%-5.09%
Dividend yield	0%
Post-vest cancellation rate *)	0-5%
Suboptimal exercise factor **)	2-3
Expected life	3.17-5.65

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented here on an annual basis.

**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies’ with similar characteristics to the Company, i.e. profitability, for calculating volatility in accordance with SFAS 123(R). The computation of historical volatility was derived from the comparable companies’ historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 12 months ended December 31, 2006 was 65%.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company’s employee stock options. Weighted average interest rate used for the 12 months ended December 31, 2006 was 4.68%.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2006 was 0%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life for options granted during the 12 months ended December 31, 2006 derived from the binomial model was a weighted average of 4.07 years.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	SHAREHOLDERS’ EQUITY (Continued)

B.	STOCK OPTION PLAN (Continued)

Pre-vesting forfeitures were estimated, in 2006 to be approximately 5.71%, for the full term of the award on a weighted average basis, based on historical experience.

The Company’s aggregate compensation cost for the 12 months ended December 31, 2006 totaled $ 8,256 thousand.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for 12 months ended December 31, 2006, was comprised as follows:

Year ended December 31,
2006

Cost of goods sold	$267
Research and development	644
Sales and Marketing	5,054
General and administrative	2,291

Total equity-based compensation expense before taxes	$8,256

A summary of the status of the Company’s nonvested RSU granted to employees as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value
	(In thousands)	$

Non-vested at January 1, 2006	-	-

Granted	177,035	24.90
Vested	(67,925)	25.94
Forfeited	(4,284)	27.71

Non-vested at December 31, 2006	104,826	24.11

C.	DIVIDENDS

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

U.S. dollar in thousands, except share and per share data

Note 13	–	INCOME TAXES

A.	ISRAELI TAXATION

1.	Corporate Tax Rate

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007 27% in 2008, 26%, in 2009 and in 2010 and thereafter – 25%.

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

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”) specified by the law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	INCOME TAXES (Continued)

A.	ISRAELI TAXATION (Continued)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiating Enterprise, such as provisions generally requiring that at least 25% of the Beneficiating Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, as part of a new Beneficiating enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of “Approved Enterprises”, under the Law, for an investments program for the period ending in 2004, and the status of ”Beneficiating Enterprise” according to the Amendment to the Law, for investments in 2005 (“Programs”).

In accordance with the Law and the Amendment, Syneron Medical Ltd. has chosen to enjoy an “Alternative benefits program” status. Accordingly, Syneron Medical Ltd’s income attributed to the Programs is tax exempt from taxes on income derived there from for a period of ten years starting in the year in which the Company first generates taxable income.

Out of the Company’s retained earnings as of December 31, 2006 approximately $116 million are tax-exempt earnings attributable to its Approved Enterprise programs and $40 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently – 25% According to the implementation of the Law effectively 33%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2006, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $ 38 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $ 13 million.

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	INCOME TAXES (Continued)

A.	ISRAELI TAXATION (Continued)

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiating Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

Should Syneron Ltd. fail to meet such requirements in the future, income attributable to its programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 31%.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005

Deferred tax assets, net
Net operating loss carryforward of subsidiaries	$17,542	$15,209
FAS 123R- compensation costs	1,170	-
Deferred tax asset from available for sale marketable securities	371	744
Temporary differences	1,097	1,494

Total deferred tax asset before valuation allowance	20,180	17,447
Valuation allowance	(20,180)	(17,447)

Net deferred tax liabilities	$-	$-

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	INCOME TAXES (Continued)

C.	DEFERRED INCOME TAXES (Continued)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

The Israeli subsidiaries have available carryfoward tax loss of $1,928 to offset against future tax profits for an indefinite period.

The Canadian subsidiary estimated total available carryforward tax losses of $764 to offset against future tax profits for an indefinite period.

The Company’s subsidiary in the United States has estimated total available carryforward tax losses of $47,353 to offset against future tax profits for periods of 15-20 years expiring between 2017-2022.

Management currently believes that since the aforementioned subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

D.	INCOME BEFORE TAXES ON INCOME

	Year Ended December 31,
	2006	2005	2004

Domestic	$46,671	$40,446	$30,719
Foreign	(5,528)	1,367	(2,759)

	$41,143	$41,813	$27,960

E.	TAXES ON INCOME

	Year Ended December 31,
	2006	2005	2004

Domestic (current taxes)	$1,417	$750	$620
Foreign (current taxes)	72	-	-

	$1,489	$750	$620

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	INCOME TAXES (Continued)

F.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the income statements, is as follows:

	Year Ended December 31,
	2006	2005	2004

Income before taxes, as reported in the
consolidated statements of income	$41,143	$41,813	$27,960

Statutory tax rate	31%	34%	35%

Theoretical tax expenses (benefits) on the above
amount at the Israeli Statutory tax rate	12,754	14,216	9,786
Decrease in taxes resulting from "Approved
Enterprise" benefits (1)	(14,368)	(12,864)	(9,951)
Difference in basis of measurement for tax purpose	(1,769)	(240)	522
Change in valuation allowance, net	3,124	(533)	260
Non-deductible stock based compensation	1,684	-	-
Non-deductible expenses	134	68	3
Others	(70)	103	-

Actual tax expense	1,489	750	620

(1)	Per share amounts (basic) of the tax
	benefit resulting from the exemption	(0.59)	(0.53)	(0.50)

	Per share amounts (diluted) of the
	tax benefit Resulting from the
	exemption	$(0.58)	$(0.47)	$(0.39)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	FINANCIAL INCOME, NET

	Year Ended December 31,
	2006	2005	2004

Income:
Interest on cash equivalents	$472	$377	$27
Gain and interest on available for sale marketable securities	5,111	2,332	2,002
Interest on short-term deposits and structured note	333	1,011	483
Foreign currency translation adjustments	1,025	(507)	(69)

Expenses:
Interest on short-term credit and bank commissions	(127)	(85)	(59)
Loss on available for sale marketable securities	(322)	(47)	-

	$6,492	$3,081	$2,384

Note 15	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standard No. 131 “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended and long-lived assets as of December 31, 2006, 2005 and 2004:

	2006		2005		2004
	Total Revenue	Long lived assets	Total Revenue	Long lived assets	Total Revenue	Long lived assets

North America	$66,582	$348	$54,406	$298	$32,550	$176
Europe	30,662	35	13,984	39	9,915	40
Asia Pacific	16,289	-	16,609	-	14,327	-
Israel	700	2,257	1,730	2,027	625	1,626
Others	2,743	-	677	-	501	-

	$116,976	2,640	$87,406	$2,364	$57,918	$1,842

Major customer’s data as a percentage of total revenues:

	Year Ended December 31,
	2006	2005	2004

Customer A	-*	-*	10%

* Less than 10%

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 16	–	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2006	2005	2004

Numerator:
Net income	$39,654	$41,063	$27,340

Denominator:
Weighted-average number of shares outstanding used in
computing basic net earnings per share	27,201,932	24,888,273	18,916,911
Dilutive effect: stock options and RSUs	398,786	2,775,589	5,166,076

Total weighted-average number of share used-in Computing
diluted net earnings per share	27,600,718	27,663,862	24,082,987

Basic net earning per share	1.46	1.65	1.45
Diluted net earning per share	1.44	1.48	1.14

Anti-dilutive securities
The following outstanding options (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2006	2005	2004

Options to purchase ordinary shares	1,197,831	-	1,733

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SYNERON MEDICAL LTD. By: /s/ Doron Gerstel —————————————— Doron Gerstel Chief Executive Officer

Date: June 15, 2007

EXHIBIT INDEX

1.1	Articles of Association of Registrant, as amended.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004)

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Form F-1 filed July 14, 2004)

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004)

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004)

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004)

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. ^

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed July 14, 2004)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Section 1350 certifications of Periodic Financial Reports

15.1	Consent of Independent Registered Public Accounting Firm

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request