Form 20-F
period 2007-12-31
Syneron Medical Ltd.
filed 2008-05-07
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission File No. 000-50867

SYNERON MEDICAL LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel
(Address of principal executive offices)

Fabian Tenenbaum, CFO
Telephone: 972-732-442200
Email: CFO@syneron.com
Facsimile: 972-732-442202
Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered

Ordinary Shares, par value NIS 0.01 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, the Registrant had 27,735,010 Ordinary Shares outstanding (excluding treasury shares).

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒    International Financing Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

        In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron”, “the Company”, “we”, “us”, “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries. All references in this Annual Report on Form 20-F to “U.S. dollars”, “dollars”, or “$“ are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

         This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended, relating to future events or our future performance. The use of the words “projects”, “may,” plans” or “intends,” or words of similar import, identifies a statement as “forward looking”. The forward-looking statements included herein are based on current expectations that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that our markets will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D, “Key Information – Risk Factors.”

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 20-F might not occur.

-i-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F.

        The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and the selected consolidated statement of operations data for the fiscal years ended December 31, 2003 and 2004 have been derived from our audited financial statements not included in this Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statement of income data for each of the years ended December 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.

	Year ended December 31
	2003	2004	2005	2006	2007
	(U.S. Dollars, in thousands, except per share and weighted average shares data)

Consolidated Statement of Operations Data:

Revenues	$35,021	$57,918	$87,406	$116,976	$140,996
Cost of revenues(1)	4,439	6,914	11,428	17,921	26,995

Gross profit	30,582	51,004	75,978	99,055	114,001
Operating expenses:
Research and development, net(1)	1,701	3,078	5,030	8,515	12,511
Selling and marketing, net(1)	13,900	19,625	25,188	46,434	58,605
General and administrative(1)	878	2,725	3,534	9,455	11,860
Other expenses(2)	6,225	-	3,494	-	-

Total operating expenses(1)(2)	22,704	25,428	37,246	64,404	82,976

Operating income (1)(2)	7,878	25,576	38,732	34,651	31,025
Financial income, net	881	2,384	3,081	6,492	3,254

Income before taxes on income	8,759	27,960	41,813	41,143	34,279
Taxes on income	(170)	(620)	(750)	(1,489)	(3,035)

Net income	$8,589	$27,340	$41,063	$39,654	$31,244

Net earnings per share:
Basic	$0.51	$1.45	$1.65	$1.46	$1.13

Diluted	$0.42	$1.14	$1.48	$1.44	$1.12

Weighted-average number of shares used in actual per
share calculations:
Basic	16,814	18,917	24,888	27,202	27,690

Diluted	20,512	24,083	27,664	27,601	27,880

(1) Includes the following stock-based compensation charges:

	Year ended December 31
	2003	2004	2005	2006	2007

Cost of revenues	$-	$-	$-	$267	$278
Research and development	-	16	16	644	883
Selling and marketing	363	112	112	5,054	4,514
General and administrative	32	20	20	2,291	2,134

Total stock-based compensation charge	$295	$148	$148	$8,256	$7,809

(2) Consists of settlement and litigation costs in 2003 and 2005 associated with litigation with competitors, and of secondary offering expenses set forth in Note 1(d) of the notes to our consolidated financial statements.

	As of December 31,
	2003	2004	2005	2006	2007
	(U.S. Dollars, in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$17,563	$93,432	$134,059	$171,676	$203,687
Working capital	14,513	95,071	144,490	127,259	189,784
Total assets	26,999	109,546	170,281	225,241	269,276
Total liabilities	13,558	15,145	25,117	30,844	38,441
Retained earnings	9,272	36,612	77,675	117,329	148,573
Shareholders' equity	13,441	94,401	145,164	194,397	230,835

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

         This Annual Report on Form 20-F contains certain statements that are intended to be, and are hereby identified as, “forward-looking statements”. We have based these “forward-looking statements” on our current expectations and projections about future events, which are subject to risks and uncertainties. The Company’s actual future results may differ significantly from those stated or implied in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below.

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

        We have created products that apply our technology to rejuvenate the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction, the treatment of acne and leg veins, treatment for the temporary reduction in the appearance of cellulite, reduction in thigh circumference, and fat removal. We introduced our first product, the Aurora, in December 2001, and since then, have expanded our product offerings to include ten additional product platforms: Pitanga, Polaris, Galaxy, Comet, VelaSmooth, VelaShape, eLight, eLaser, eMax, and LipoLite. Two of these products were recently introduced, and it is difficult for us to predict the success of these recently introduced products in the long term. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on adoption and acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our products.

        To increase our revenues, we must:

—	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

—	sell our products to customers which have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians, ear, nose and throat specialists, other specialists and non-medical professionals;

—	develop or acquire new products that either add to or significantly improve our current products;

—	identify new markets and emerging technological trends in our target markets and react effectively to technological changes; and

—	maintain effective sales and marketing strategies.

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

        We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. Continued growth would increase the challenges involved in:

—	expanding our sales and marketing infrastructure and capabilities;

—	expanding manufacturing capacity and scaling up production;

—	implementing appropriate operational and financial systems;

—	providing adequate training and supervision to maintain high quality standards; and

—	preserving our culture and values.

        If this growth continues, it will continue to place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Our financial results may fluctuate from quarter to quarter.

        Demand for our products varies from quarter to quarter, and these variations may cause revenue to fluctuate significantly from quarter to quarter. As a result, it is difficult for us to predict sales for subsequent periods accurately. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

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

        Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of April 30, 2008, our patent portfolio consisted of seven issued U.S. patents, one of which we purchased in December 2004 (with the corresponding US and international family members), and 23 patent applications pending in the United States (with an additional 31 applications pending internationally and 7 international patents), related to 32 patent families relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

        Third parties have claimed, and may from time to time claim, that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. For example, one of our competitors, Lumenis Ltd., sued us in 2002 for alleged unfair competition, misappropriation of trade secrets and alleged patent infringement in 2002. In March 2004, without admitting liability or any infringement of any of Lumenis Ltd.’s patents, we entered into a settlement to resolve this litigation and entered into a license agreement for certain Lumenis patents, under which license fees were capped at $4.2 million. We paid in full the total amount during 2005. Another competitor, Thermage, Inc. sued us for alleged patent infringement in 2004. We filed a counterclaim, also alleging patent infringement, and this litigation was settled with the parties entering into a cross-licensing agreement in June 2005. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million.

        In July 2004, Shaldot Metal Works Ltd., a privately owned Israeli company, sued us and Dr. Eckhouse, claiming that our products infringe Shaldot’s Israeli patent. Shaldot sued us for monetary damages and requested an injunctive relief. In response we filed a counter claim against Shaldot. On October 9, 2007, without admitting any liability or infringement of the patent in suit, we entered into a settlement to resolve this matter and entered into a license agreement with Shaldot and its subsidiary, Qray Ltd. (“Qray”), an Israeli medical start-up developing light based products that impact cellular tissue, to whom the patent was assigned. Under this license agreement, we received a license to use and utilize the patent in any of our products. We agreed to pay Qray a one-time license fee of $0.1 million. In addition, we entered into a share purchase agreement with Shaldot and Qray whereby we invested $1.05 million in Qray in consideration for shares representing to 9% of Qray’s outstanding share capital. If Qray meets certain milestones within three-and-a-half years from the closing of the transaction, we are obligated to invest an additional $0.45 million in Qray.

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

        Please see Item 8, “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or maintaining or improving operating results.

        Our products compete against products offered by public companies, including Candela Corporation, Cutera, Inc., Cynosure, Inc., Thermage, Inc. and Palomar Medical Technologies, Inc., as well as by private companies such as Lumenis Ltd., Sciton, Inc., Reliant Technologies, Inc. UltraShape Ltd., Alma Lasers Ltd. and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, liposuction and chemical peels, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

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

        Many of the components that comprise our products are currently manufactured by a limited number of suppliers. Although most of our components are obtained from at least three separate suppliers, we do not have the ability to manufacture these components ourselves. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which could take several months.

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

        We are headquartered in Israel and have offices in the United States, Canada, Germany and Hong-Kong. We depend on third-party distributors in Europe, Asia, Australia, South Africa and South America. We also depend on relatively new direct sales operations to sell our products in North America. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenue in 2005, 2006 and 2007 was generated outside of Israel, primarily in North America, Western Europe and Asia. Only an immaterial amount of our revenues in 2005, 2006 and 2007 was generated in Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

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

        A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and Euros. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations in that jurisdiction, which may have a material adverse impact on our results of operations. During 2007, the New Israeli Shekel appreciated against the U.S. dollar by approximately 9%, which contributed to a significant increase in the U.S. dollar cost of our operations in Israel. In addition, during 2007, the Euro appreciated against the U.S. dollar by approximately 11.7%, which contributed to a significant increase in the U.S. dollar cost of our operations in Europe. Since the beginning of 2008, and until April 30, 2008 the New Israeli Shekel appreciated against the U.S. dollar by approximately 11%, and the Euro appreciated against the U.S. dollar by approximately 6%. If the U.S. dollar continues to decline in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the jurisdictions that use those other currencies.

        Although we may use hedging techniques to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus exchange rate fluctuations could have a material adverse impact on our results of operations.

Any acquisition that we make could harm our business and hurt our financial condition.

        From time to time, we evaluate potential strategic acquisitions of technologies and products. We also consider entering into joint venture agreements and other collaborations. We may not be able to identify appropriate targets or strategic partners, or successfully negotiate, finance or integrate any such products or technologies. Any acquisition that we pursue could diminish our cash position and divert management’s time and attention from our core operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

        Most of our products are medical devices subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or PMA (premarket approval) from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. To date, none of our devices passed via PMA and we believe that very few of our currently planned products are subject to FDA premarket approval, if at all. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed or are products with minor modifications from our cleared products and are therefore covered by Letter to File. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted 510(k) clearance to our new ST applicator for non-invasive wrinkle treatment a technique related to our ReFirme™ procedure. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product. As a result of these 510(k) clearances, we are now permitted to sell the Vela platform and our ReFirme™ procedure using our new ST applicator in the United States to physicians. In October 2006, the FDA granted 510(k) clearance to our new LiteTouch product for Dental Laser treatment. As a result of this 510(k) clearance, we are now permitted to sell our LiteTouch product to dentists in the United States.

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

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

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

Because we do not require training for users of our products, and we also sell our products to non-physicians, there exists potential for misuse of our products, which could harm our reputation and our business.

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

        Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to nine months in advance and enter into purchase orders on the basis of these requirements with limitation of components lead time and long lead items. We also accept one month safety stock of raw material above lead time. Our historical experience may not provide us with sufficient data to accurately predict future demand. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

In order to effectively manage our collaboration with Procter & Gamble, we may divert the attention of key technical personnel and management from the core business. If Procter & Gamble terminates the agreement, our share price could fall, and we may be unable to bring a home-use device to the market.

        Effective February 25, 2007, we entered into a Joint Development and Supply Framework Agreement with the Procter & Gamble Company for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the agreement, significant resources and the attention of key technical personnel and management will be directed to the development of such devices even though such devices may not be commercialized for several years, if ever. In addition, we cannot be sure that the agreement will result in marketable products or that we will receive payments for any products developed pursuant to the agreement. Procter & Gamble has the option under certain circumstances to terminate the agreement, including following the failure to successfully complete two milestones, and may exercise that option. If Procter & Gamble terminates the agreement, the price of our ordinary shares could fall significantly, and we will not receive certain royalty and other payments provided for in the agreement. If Procter & Gamble terminates the agreement, we may decide to proceed to develop and commercialize the device on our own or with a third party. However, there can be no assurance that we will be able to successfully implement such a decision and successfully bring a home-use device to the market.

We have invested a portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded an impairment charge in the fourth quarter of 2007, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

        As of December 31, 2007, we held approximately $14.8 million in auction-rate securities, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Auction-rate securities are floating rate debt securities with long-term nominal maturities for which the interest rates are reset from time to time through a competitive bidding process often referred to as a “Dutch auction.” These periodic auctions have historically provided a liquid market for auction-rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at then-existing market rates or to liquidate their holdings by selling their securities at par value. Recently, as part of the ongoing credit market crisis, a number of auction-rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. Historically, when investor demand was insufficient, the banks running the auctions would step in and purchase the remaining securities to prevent an auction failure. Recently, however, banks have been allowing these auctions to fail.

        While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, the auction-rate securities held by us have experienced multiple failed auctions, as the amount of these auction-rate securities submitted for sale exceeded the amount of purchase orders for these auction-rate securities. As a result, we recorded a pre-tax impairment charge of approximately $5.8 million in the fourth quarter of 2007. We cannot predict when the liquidity of these auction-rate securities will improve. We continue to monitor the market for auction-rate securities although there is no current secondary market for such securities. If the fair value of these investments were to decline, management would be required to evaluate whether such decline is “other than temporary.” The amount of any impairment loss which is determined to be other than temporary would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Note 4 of the notes to our consolidated financial statements for further information. A portion of our liquidity will be adversely affected to the extent that auctions for our auction-rate securities experience further failures.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

The failure to attract and retain key personnel could adversely affect our business.

        Our success also depends in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical and professional personnel. Competition for certain employees, particularly sales representatives and development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Under current U.S., Canadian, and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S., Canadian and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, in the past, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of such employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or intellectual property. If we are unable to demonstrate that harm would be caused to us or otherwise enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

        We are incorporated under the laws of and our principal executive offices and research and development facilities are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

        Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may also adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

        In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

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

Our operations may be disrupted by the obligation of our personnel to perform military service.

        Many of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israeli Defense Forces and may be called to active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to reserve duty. Any disruption in our operations may harm our business.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

        We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and “Benefited Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making specified investments in property and equipment. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. In addition, these tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 was from paid-in capital as required by the financing condition of the approved plan. Under our second tax benefit plan, which was approved under the amendment to the law of the Engorgement of Capital Investment 1959, to invested during 2004 and 2005 approximately $529,000. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

The government grants we received from 2000 to2003 for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        From 2000 to 2003, we received grants totaling $397,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for our Polaris and Galaxy product platforms. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In addition, in recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. We have not applied for any new grants since 2004 and currently have no plans to apply for such grants.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and negatively affect the price of our ordinary shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association.” for additional discussion about some anti-takeover effects of Israeli law.

        These provisions of Israeli law may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the Company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

        The market price for our ordinary shares has been, and may continue to be, volatile. The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

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

        Our directors and executive officers, along with our five largest shareholders, in the aggregate, beneficially owned or controlled approximately 39% of our outstanding ordinary shares as of April 30, 2008. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and may have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of any sale of our company.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.

        We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, the payment of dividends may be considered as income which is non tax-exempt under the “Approved Enterprise” status of our facilities in Israel. We may only pay dividends in any fiscal year out of “profits,” as defined by the Israeli Companies Law, and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” status and not to distribute that income as dividends.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions”. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution”, cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is (972-73) 24-42200. The agent for service of process in the United States is Syneron Inc., which is incorporated in the State of Delaware and located at 1104 Heinz Drive, Unit B, East Dundee, Illinois 60118. Our website address is www.syneron.com. The reference to our website is an inactive textual reference only, and the information contained on our website or available through our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered a part of this Annual Report on Form 20-F.

        We completed our initial public offering of our ordinary shares in August 2004. Upon the closing of our initial public offering, all of our then outstanding preferred shares automatically converted into ordinary shares and we effected a 3.4-for-one split of our ordinary shares.

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy, including radiofrequency or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, and one minimally invasive product, which we introduced in February 2008, for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

        During 2004, we significantly expanded our direct sales and marketing organization in North America to approximately 50 employees, established a distribution network in eleven countries in the Asia-Pacific region and increased our sales and marketing efforts in Europe. We increased our sales and marketing effort in 2004 in connection with new product introductions and other marketing activities planned for 2004. In 2004, we introduced three new product platforms: the Galaxy, which combines the applications of the Aurora and the Polaris product platforms, the Vela, for the temporary reduction in the appearance of cellulite and the Comet, for hair removal. Our Galaxy and Comet platforms are covered by our present FDA clearances. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance we are now permitted to sell the Vela in the United States to physicians.

        On March 8, 2005, certain selling shareholders completed a secondary offering, in which such selling shareholders sold an aggregate of 7,937,809 ordinary shares, including an aggregate of 1,264,174 shares that were exercised by options holders.

        In July 2005, we entered into an agreement to invest $1.5 million in Light Instruments Ltd. (“Light Instruments”), an Israeli start-up specializing in the development of advanced dental laser devices, in consideration for approximately 51% of Light Instruments’ outstanding share capital. As part of the investment agreement, we received the exclusive North American marketing and sales rights for 10 years following FDA clearance of Light Instruments’ product used for the treatment of oral soft and hard tissue.

        Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality using wrinkle reduction – the ST, which received FDA clearance in March 2006.

        The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of Broad Spectrum Light energy and Diode Laser energy to deliver the complete range of Syneron’s ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA. In October 2006, the FDA granted 510(k) clearance to our LiteTouch platform which is a Dental Laser system. As a result of this 510(k) clearance we are now permitted to sell the LiteTouch in the United States to Dentist.

        Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Procter & Gamble Company for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions that may be used in conjunction with our devices, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

        On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd., an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then outstanding share capital in consideration for $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then outstanding share capital. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance of time known today. Unlike other electro-chemical based fluoride system, no electric current passes through the patient’s tissue, thus enhancing the safety of the device.

        In the second quarter of 2007, we introduced a new Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for consistent and effective treatment for wrinkles. We are now permitted to sell the Matrix IR all over the world.

        On July 2, 2007, we entered into a share purchase agreement to purchase approximately 44% of Light Instruments’ outstanding share capital in consideration for an aggregate amount of up to $4.5 million. After giving effect to this purchase, we now own approximately 95% of Light Instruments’ outstanding share capital. Under the agreement, we were also granted a call option to purchase all of Light Instruments remaining outstanding share capital. The founders of Light Instruments were granted a put option to sell to us all of Light Instruments’ remaining outstanding share capital.

        In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the United States and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marks the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

        On November 8, 2007, we announced our first share repurchase program. Under this share repurchase program, we have repurchased, and may continue to repurchase our outstanding ordinary shares up to an aggregate amount of $50.0 million. Our repurchases under this share repurchase program may be made from time to time in the open market and may be initiated and discontinued by us at any time. Through April 30, 2008, we repurchased 588,700 ordinary shares at an aggregate price of $9.1 million under this share repurchase program.

Principal Capital Expenditures

        We had capital expenditures of approximately $5.8 million in 2007, approximately $1.0 million in 2006, approximately $1.1 million in 2005, approximately $1.5 million in 2004, approximately $0.3 million in 2003 and approximately $0.2 million in 2002. We expect that our capital expenditures will be approximately $1.0 million in 2008. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures in 2007 consisted primarily of an acquisition of a minority share in a subsidiary ($3.6 million), leasehold improvements ($1.3 million), and purchase of computers and general equipment ($0.9 million). We expect our capital expenditures in 2008 to consist of purchase of computers and general equipment. Our capital expenditures in 2006, 2005, and 2004 consisted primarily of purchases of patent families (including applications for such patents), software, manufacturing equipment, lab equipment, test equipment, computers, software and ERP software.

B.	BUSINESS OVERVIEW

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, and one minimally invasive product, which we introduced in February 2008, for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues have grown from $11.5 million in 2002 to $35.0 million in 2003 to $57.9 million in 2004 to $87.4 million in 2005 to $117.0 million in 2006 and to $141.0 million in 2007.

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

        We launched the Aurora, which was our first product platform, in December 2001. We introduced the Pitanga and the Polaris product platforms in 2003. In 2004, we introduced the Galaxy and the Comet product platforms.

        In 2005, we introduced the VelaSmooth product platform in the United States and a few upgrades for the Aurora, Galaxy and Comet product platforms. Our products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The new eLight™ platform combines Broad Spectrum Light with Bi-Polar Radio Frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality – the ST. The new eLaser™ platform combines Diode Laser technology with Bi-Polar Radio Frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the new eMax™ platform combines Bi-Polar Radio Frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA. In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the United States and CE Mark certification in the European Union for the reduction of circumference of the body. This announcement marks the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

        In the first quarter of 2007, we launched the LiteTouch platform that can be used for treatment of oral soft and hard tissue. The LiteTouch is a compact, lightweight and portable device, it has a small footprint, which saves important floor space and is easily integrates into any dental clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

        Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Procter & Gamble Company for the commercialization of patented and patent pending, ELOS- based, home-use devices and topical compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

        In the second quarter of 2007, we introduced a new Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for consistent and effective treatment for wrinkles.

        We have received 510(k) clearances from the FDA for all the professional applications mentioned above. We sell our products in 50 countries through a direct sales force of approximately 60 employees in North America and more than 45 distributors in Europe, the Middle East, Asia, Australia, New Zealand, Canada, South Africa and South America. As of December 31, 2007, we had an installed base of over 9,773 products.

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

Our Products

        Our ELOS-based platform of products addresses a wide range of treatment alternatives.

Product Platform	Applications(1)	Intended Users	Energy Sources	Introduction Market

Aurora	Hair Removal	Physicians	Light + RF	U.S.: Third Quarter
	Rejuvenating the			2002
	skin's appearance(2)			Rest of World:
	Acne			Fourth Quarter 2001

Pitanga	Hair Removal	Aestheticians	Light + RF	Rest of World:
	Acne	Medical Spas		Fourth Quarter 2003

Polaris	Wrinkles	Physicians	Laser + RF	U.S.: Fourth Quarter
	Leg Veins			2003
	Other Vascular Lesions			Rest of World:
Second Quarter 2003

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

Galaxy	Hair Removal	Physicians	Light + RF /	U.S.: Second Quarter 2004
	Rejuvenating the		Laser + RF	Rest of World:
	skin's appearance(2)			Second Quarter 2004
Acne
Wrinkles
Leg Veins
Other Vascular Lesions

Comet	Fast Hair Removal	Physicians	Laser + RF	U.S.: Fourth
		Aestheticians		Quarter 2004
Rest of World:
Fourth
Quarter 2004

VelaSmooth	Appearance of Cellulite	Physicians	Light + RF+	U.S.: Second
	Reduction of body	Aestheticians	Vacuum + Massage	Quarter 2005
	circumference (in 2007)	Medical Spas		Rest of World:
First Quarter 2005

eStyle	Hair Removal Rejuvenating	Aestheticians	Light + RF	Rest of World:
	the skin appearance	Spas		First quarter 2006
Acne
Wrinkles (ST)

eLight	Hair Removal	Physicians	Light + RF	First quarter 2006
Rejuvenating the
skin's appearance(2)
Acne Wrinkles (ST)

eLaser	Wrinkles Leg Veins	Physicians	Laser + RF	First quarter 2006
Other Vascular
Lesions; fast hair removal

eMax	Hair Removal	Physicians	Light + RF /	First quarter 2006
	Rejuvenating the		Laser + RF
skin's appearance(2)
Acne
Wrinkles
Leg Veins
Other Vascular
Lesions and wrinkles
with the ST applicator

VelaShape	Appearance of Cellulite,	Physicians	Light + RF+	U.S.: Third
	Thigh circumference	Aestheticians	Vacuum +	Quarter 2007
		Medical Spas	Massage	Rest of World:
Third Quarter 2007

LiteTouch	Dental Laser	Dentists		First quarter 2007

(1)	Regulatory clearance has been received in the United States and Europe for each indicated application for all products, and in China for the Aurora and Polaris products. In each market in which our products are sold, other than the United States and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Our products provide our customers with a broad range of applications among both traditional procedures and emerging applications. Among others, the application we offer include hair removal, rejuvenating the skin’s appearance, treatment of vascular lesions and leg veins, wrinkle and acne treatments, temporary reduction in the appearance of cellulite, and also reduction in body circumference.

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

        We sell our products in 50 countries around the world primarily through a combination of more than 45 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 60 individuals. Our U.S. and Canadian sales efforts are headquartered in Irvine, California, and we manage several separate territories in the United Stated and Canada. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, South Africa, Asia-Pacific and South America.

        Our customer support strategy in North America is to offer our customers Continuing Medical Education accredited offsite training courses such as our “advanced fotofacial workshop” for physicians and office staff. We also wish to provide our customers with a predictable cost of ownership, including minimal ongoing maintenance and disposable costs. In North America, we offer a three-year, parts and services warranty that covers disposable applicator parts and regular system maintenance. The small size and weight of our system enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the case of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

Manufacturing

        Our strategy is to use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use three separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000 and EN46001 as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key”, services. We control and monitor the quality of our products by installing one of our quality control employees full-time at each of our subcontractors’ facilities.

        The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase end products from the manufacturers on a purchase order basis. The contracts have one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party a three months’ written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers.

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

Research and Development

        Our research and development activities are conducted internally by a research and development staff consisting of 40 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2008: minimally invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary ELOS technology.

        To date, our research and development efforts have been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. In 2007, our research and development efforts focused in the development of technologies, which are not based on our existing ELOS platform. Our gross research and development expenditures were $5.0 million in 2005, $8.5 million in 2006, and $12.5 million in 2007. We expect to continue to increase our expenditures on research and development, but to keep them at a similar level as percentage of revenue in the range of 6-9%.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of April 30, 2008, our patent portfolio consisted of seven issued U.S. patents, one of which we purchased in December 2004 (with the certain U.S. and international family members), and 25 patent applications pending in the United States (with an additional 31 applications pending internationally and 7 international patents), related to 32 patent families relating to our technology and products. One of our patents relates to treating the skin by deforming it, applying RF energy to it, and massaging it. This patent was issued in December 2003, and it will remain in force until March 2022, subject to payment of maintenance fees. Our second patent, which relates to skin treatments using a combination of RF and optical energy, covers our ELOS technology. This patent will remain in force until October 2020, subject to payment of maintenance fees. Our third patent, acquired in December 2004, covers, among other things, methods for the controlled contraction of collagen using RF energy. It will remain in force until May 2014, subject to payment of maintenance fees. Our fourth patent, which was issued in May 2005, is directed to systems and methods for treating the skin using RF energy. This patent will remain in force until November 2021, subject to payment of maintenance fees. Our fifth patent is directed to systems and methods for treating the skin with electromagnetic radiation, in which an electrical response of the skin to an applied voltage is measured, and a parameter of the radiation is adjusted based on the measurement. This patent issued in September 2005, and, subject to the payment of maintenance fees, will remain in force until August 2021. Our sixth patent, which was issued in May 2006, is directed to methods for selective thermal destruction of a skin target by RF current. This patent will remain in force until June 2024, subject to payment of maintenance fees. Our seventh patent, which was issued in July 2007, is directed for multi directional application of light to treatment area. This patent will remain in force until January 2024, subject to payment of maintenance fees. During 2006, we purchased a patent family from PolyOptics Ltd., (and the inventor, Henry Israel) which included a pending US application and a PCT application. This patent will remain in force until 2012.

        We expect to file future patent applications in the United States. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America in Canada, Israel, Australia, People’s Republic of China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, Elure, Refirme, and VelaShape. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

        In March 2004, we entered into a settlement and license agreement with Lumenis Ltd. (“Lumenis”), one of our competitors, pursuant to which, among other things, we have a non-exclusive license to utilize Lumenis’ patents relating to the use of incoherent light or gel in aesthetic and medical applications. Our license fee under this agreement is limited to $4.2 million, which, since December 31, 2005, has been fully paid.

        In June 2005, we reached an agreement with Thermage which settled patent-related claims of the parties against each other. Under this agreement, each party granted the other a non-exclusive paid-up license under the patents in suit and related patents. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million. The license granted to Thermage excludes the right to utilize our ELOS technology and the license granted to us excludes the right to utilize Thermage’s monopolar RF and capacitive electrical coupling.

        On October 9, 2007, we reached an agreement with Shaldot and Qray which settled a patent related claim. Pursuant to this settlement, we entered into a license agreement with Shaldot and Qray under which we received a license to use and utilize the patent in suit in any of our products. In return, we agreed to pay Qray a one-time license fee of $0.1 million. We also entered into a share purchase agreement with Shaldot and Qray under which we invested $1.05 million in Qray in consideration for shares equivalent to 9% of Qray’s outstanding share capital. If Qray meets certain milestones within three-and-a-half years from the closing of the transaction, we are obligated to invest an additional $0.45 million in Qray. The costs in connection with our settlement amounted to approximately $0.2 million.

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

Competition

        Our industry is subject to intense competition. We compete against products offered by public companies, including Candela Corporation, Thermage Inc., Cutera Inc., Cynosure Inc. Palomar Medical Technologies Inc., as well as by private companies such as Sciton Inc., Reliant Technologies Inc., Lumenis Ltd., Alma Lasers Ltd. and by several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

Revenues by Geographic Market

Region	Year ended December 31
	2005		2006		2007
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage

North America	$54,406	62.2%	$66,582	56.9%	$80,489	57.1%
Western Europe	13,984	16.0	30,662	26.2	32,666	23.2
Asia-Pacific	16,609	19.0	16,289	13.9	22,013	15.6
Israel	1,730	2.0	700	0.7	916	0.6
Other	677	0.8	2,743	2.3	4,912	3.5
Total	87,406	100.0	116,976	100.0	140,996	100.0

Government Regulation

        Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

—	product design and development;

—	product testing;

—	software validation;

—	product manufacturing;

—	product safety;

—	product labeling;

—	product storage;

—	record keeping;

—	premarket clearance or approval;

—	advertising and promotion;

—	production; and

—	product sales and distribution.

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

        Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearances to market our Aurora platform of products for hair removal in July 2002 and for superficial vascular and pigmented lesions in October 2002. We received FDA clearance for the treatment of acne with the Aurora and the Pitanga products in February 2004. We received FDA clearances to market our Polaris product platform for leg vein treatment as well as other types of vascular lesions in April 2003. We received FDA clearance for wrinkle treatment with the Polaris products in December 2003. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product.

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

        The primary regulatory environment in Europe is that of the European Union, which consists of 27 countries encompassing most of the major countries in Europe. Three member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 13845 certificate is voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. In the third quarter of 2001, our facility was the EN 46001 and CE Marking approval certification. In the first quarter of 2003, we received our EN46001: updated certification. In the second quarter of 2003, we received certification for ISO 13485, which replaced the EN46001 Certification. The ISO 13485:2003 and the CE Marking approval are valid until 2010.

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

C.	ORGANIZATIONAL STRUCTURE

        We have five active subsidiaries as follows:

—	Syneron GmbH., which is a wholly-owned subsidiary of ours and was established in Germany in August 2001 to market and sell our products in Europe;

—	Syneron Inc. and Syneron Canada Corp., which are wholly-owned subsidiaries and were established in 2002 in Delaware and Toronto, Canada, respectively, to market and sell our products in North America.

—	Syneron Medical (HK) Ltd., which is a wholly-owned subsidiary and was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia since January 2007.

—	Light Instruments, in which we own approximately 95% ownership interest.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel pursuant to a lease that expires in December 2010. We have an option to extend our lease for an additional two year period. We occupy approximately 36,600 square foot in this leased facility in Yokneam Illit. Our Canadian subsidiary leases a 14,257 square foot facility in Richmond Hill, Ontario, Canada pursuant to leases that expire in July 2012. Our U.S. subsidiary leases a 2,212 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in October 2011. Our German subsidiary leases a 8,350 square foot facility in Germany pursuant to a lease renewable on a yearly basis. We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with Item 3.A, “Key Information – Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in theses forward-looking statements as a result of many factors, including those discussed under Item 3.D, “Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F.

A.	OPERATING RESULTS

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite and thigh circumference. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

        In July 2005, we entered into an agreement to invest $1.5 million in Light Instruments Ltd. in consideration for approximately 51% of Light Instruments’ outstanding share capital. As part of the investment agreement, we received the exclusive North American marketing and sales rights for 10 years following the FDA clearance of Light Instruments product used for the treatment of oral soft and hard tissue.

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

        In the first quarter of 2007, we launched the LiteTouch platform, which is a Dental Laser system that can be used for treatment of oral soft and hard tissue. The new LiteTouch platform is a compact, lightweight and portable laser system which makes the use of the device very similar to mechanical drills. The LiteTouch system has a small footprint, which saves important floor space and it easily integrates into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

        On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd., an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then outstanding share capital in consideration for $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then outstanding share capital. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance of time known today. Unlike other electro-chemical based fluoride systems, no electric current passes through the patient’s tissue, thus enhancing the safety of the device.

        In the second quarter of 2007, we introduced a new Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for consistent and effective treatment for wrinkles. We are now permitted to sell the Matrix IR all over the world.

        On July 2, 2007, we entered into a share purchase agreement to purchase approximately 44% of Light Instruments’ outstanding share capital in consideration for an aggregate amount of up to $4.5 million. After giving effect to this purchase, we now own approximately 95% of Light Instruments’ outstanding share capital. Under this agreement, we were also granted a call option to purchase all of Light Instruments’ remaining outstanding share capital.

        In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the United States and CE Mark certification in the European Union for the temporary reduction of body circumference.

        On November 8, 2007, we announced our first share repurchase program. Under this share repurchase program, we have repurchased, and may continue to repurchase, our outstanding ordinary shares up to an aggregate amount of $50.0 million. Through April 30, 2008, we repurchased 588,700 ordinary shares at a total price of $9.1 million under this share repurchase program.

Revenues

        Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable and we do not have any obligation to customers after the date on which products are delivered.

        We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment. For the year ended December 31, 2007, our revenues totaled $141 million. From inception through March 31, 2008, we sold over 9,773 products worldwide. For the year ended December 31, 2007, we derived approximately 9.1% of our revenue from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

        We directly sell our products primarily in the United States, and, Canada, and to a lesser extent, in China, Hong Kong, Germany and Mexico, and use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2007, we derived 42.9% of our revenue from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2007, we had approximately 60 salespeople in North America and distributors in more than 45 countries. We believe that our sales will increase over time as we continue to introduce new products with new applications.

        The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2006 and 2007:

	Percent of Sales
Region	Year ended December 31, 2006	Year ended December 31, 2007

North America	56.9%	57.1%
Europe	26.2	23.2
Asia-Pacific	13.9	15.6
Israel	0.7	0.6
Other	2.3	3.5
Total	100.0%	100.0%

Cost of Revenues

        Our cost of revenues consists of the cost of manufacture and assembly of our ELOS-based medical products by third party manufacturers. These costs primarily include materials, components and labor used by our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because our product technology, design and engineering does not require highly sophisticated, time intensive labor for assembly and testing and our products use the off-the-shelf discrete components, we are able to experience low manufacturing costs and relatively high gross margins.

        Cost of revenues also includes royalties to third party, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. The cost of revenue as a percentage of revenues increased from 2006 to 2007 due to an increase in sales of products that are more expensive to manufacture and an increase in the cost of infrastructure required to run our service operations. We anticipate that this trend may continue.

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

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We are experiencing an increase of our general and administrative expenses in absolute dollars and as a percentage of revenues primarily due to an increase in personnel costs associated with the expansion of our management functions and support of our overall growth.

Financial Income, net

        Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from remeasurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income

        In 2002, our facilities in Israel were granted the status of “Approved Enterprise” and in 2005 the status of “Benefited Enterprise” (The new program under the Law for the Encouragement of Capital Investments, 1959), both entitling us to a ten-year exemption from Israeli corporate tax. The “Approved Enterprise” and “Benefited Enterprise” status only allows corporate tax exemptions on profits generated from operations, requiring regular Israeli corporate tax on income generated from other sources, such as gains from sales of marketable securities and interest earned on cash, cash equivalent and marketable securities. We will seek to maintain the “Approved Enterprise” and the “Benefited Enterprise” status by meeting the necessary conditions with respect to our future capital investment programs thus extending our “Approved Enterprise” benefits beyond the first ten years. For additional description of Israeli Tax please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, warranty reserved, income taxes, litigation and stock-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. (See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F).

        Marketable securities. Fair values of marketable securities are estimated using quoted market prices where available. For securities not actively traded, fair values are estimated using values obtained from our asset managers. To estimate the value of these investments, the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller. Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. The Company’s management is generally required to classify its investments into one of three investment categories under GAAP: trading; held to maturity; or available-for-sale. The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify our investments as available-for-sale. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

        FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value.

        We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

        Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; the duration and extent to which the fair value has been less than cost; and the financial condition of the issuer. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

        Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin No. 104 (“SAB 104”), when each of the following four criteria are met:

—	Delivery of product has occurred;

—	there is persuasive evidence of an arrangement;

—	the fee is fixed or determinable; and

—	collection is probable.

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

        Inventory Release. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements and competitive pressures in products and prices. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate our ability to realize the value of our inventory based on combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future values and new product instructions. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and absolute inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such as cost of goods sold at the time of such determination. When recorded, our reserves are intended to reduce the carting value of our inventory to its net realizable.

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

        In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB SFAS No. 109, “Accounting for Income Taxes” (“FIN 48”). The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. Based on our evaluations, the FIN 48 impact on our consolidated financial statements is not material.

        Stock-Based Compensation. In December 2004, FASB issued Statement of Financial Accounting Standard SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

        On January 1, 2006, we adopted SFAS 123(R) using the modified prospective method as permitted under SFAS 123(R). Under that transition method, compensation cost recognized during 2006 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective method of adoption, our results of operations and financial position for prior periods have not been restated.

        We used the Black-Scholes option pricing model in 2003 and 2004 and the Binominal model for options granted thereafter to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, the post-vest cancellation rate, the suboptimal exercise factor and our expected annual dividend yield. Expected volatilities are based on historical volatilities of similar companies. As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The post-vesting cancellation rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

        If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. Existing valuation models, including the Binominal model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. The guidance in SFAS 123(R) is relatively new and the application of these principles may be subject to further interpretation and refinement over time.

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

        Litigation. Management sets aside liabilities related to litigation brought against us when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

        Warranty Reserve. We generally provide a one to three years standard warranty with our products, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. We provide for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect our warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our estimated warranty obligation is affected by ongoing product failure rates, specific product class failures outside of our baseline experience, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Assumptions and historical warranty experience are evaluated to determine the appropriateness of such assumptions. We assess the adequacy of the warranty provision once a year and we may adjust this provision if necessary.

Results of Operations

Years Ended December 31, 2006 and December 31, 2007

        Revenues. Revenues in 2007 increased by $24 million, or 20.5%, from $117 million in 2006 to $141 million. The increase was primarily attributable to increased unit sales as a result of continued extensive efforts in Asia, South America, Europe and North America which resulted in an increase in the market share of Syneron products.

        Cost of Revenues. Cost of revenues increased by $9.1 million in 2007, from $17.9 million in 2006 to $27.0 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 15.3% in 2006 to 19.1 % in 2007 due to a change in our geographical and product mix.

        Research and development. Research and development expenses increased by $4.0 million, from $8.5 million in 2006 to $12.5 million in 2007. As a percentage of revenues, research and development expenses increased from 7.3% in 2006 to 8.9% in 2007. The increase was primarily attributable to the expansion of our research and development staff, its materials, and the development of new products such as our Matrix RF applicator, VelaShape and LipoLite. Research and development expenses for the year ended December 31, 2007 included $0.9 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $0.6 million of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2006.

        Selling and Marketing Expenses. Selling and marketing expenses increased by $12.2 million, from $46.4 million in 2006 to $58.6 million in 2007. As a percentage of revenues, selling and marketing expenses increased from 39.7% in 2006 to 41.6% in 2007. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs, sales force, and marketing activities associated with the expansion activities in North America, Europe, Asia-Pacific and South America. Selling and marketing expenses for the year ended December 31, 2007 included $4.5 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $5.0 million of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2006.

        General and Administrative Expenses. General and administrative expenses increased by $2.4 million, from $9.5 million in 2006 to $11.9 million in 2007. As a percentage of revenues, general and administrative expenses increased from 8.0% in 2006 to 8.4% in 2007. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions needed to support our overall growth. General and administrative expenses for the year ended December 31, 2007 included $2.1 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $2.2 of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2006.

        Financial Income. Financial income decreased by $3.2 million, from $6.5 million in 2006 to $3.3 million in 2007. The decrease in financial income was primarily attributable to an impairment charge of $5.8 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities in 2007. As a percentage of revenues, financial income decreased from 5.5% in 2006 to 2.3% in 2007.

        Taxes on Income. Income taxes increased by $1.5 million, from $1.5 million in 2006 to $3.0 million in 2007. As a percentage of revenue, taxes on income increased from 1.3% in 2006 to 2.15% in 2007. As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise”, and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Benefited Enterprise”, such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $38 million as of December 31, 2007 as compared to approximately $50.0 million as of December 31, 2006. We have recorded a valuation allowance for the deferred taxes on these losses since it is more likely than not that we will not be able to offset such losses against future income.

Years Ended December 31, 2005 and December 31, 2006

        Revenues. Revenues in 2006 increased by $29.6 million, or 33.8%, from $87.4 million in 2005 to $117 million. The increase was primarily attributable to increased unit sales as a result of extensive efforts in Europe and Asia, as well as increasing efforts in North America which resulted in an increase of the market share of Syneron products

        Cost of Revenues. Cost of revenues increased by $6.5 million in 2006, from $11.4 million in 2005 to $17.9 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 13.1% in 2005 to 15.3% in 2006 due to change in the mix of products towards products that include Laser instead of IPL. For a detailed explanation on the difference between Laser and IPL, please see Item 4.B., “Information on the Company–Business Overview–Industry” above.

        Research and development. Research and development expenses increased by $3.5 million, from $5.0 million in 2005 to $8.5 million in 2006. As a percentage of revenues, research and development expenses increased from 5.8% in 2005 to 7.3% in 2006. The increase was primarily attributable to expansion of our research and development staff and its activities, as well as increased consulting services from outside engineering companies. Research and Development expenses for the year ended December 31, 2006 included $0.6 million of stock-based compensation expenses recorded under SFAS 123(R).

        Selling and Marketing Expenses. Selling and marketing expenses increased by $21.2 million, from $25.2 million in 2005 to $46.4 million in 2006. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs associated with the expansion of our North American sales force and increased activities in Europe, Asia-Pacific and South America. As a percentage of revenues, selling and marketing expenses increased from 28.8% in 2005 to 39.7% in 2006. Selling and Marketing expenses for the year ended December 31, 2006 included $5.0 million of stock-based compensation expenses recorded under SFAS 123(R).

        General and Administrative Expenses. General and administrative expenses increased by $5.9 million, from $3.5 million in 2005 to $9.5 million in 2006. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions needed to support our overall growth. As a percentage of revenues, general and administrative expenses increased from 4.0% in 2005 to 8.0% in 2006. General and Administrative expenses for the year ended December 31, 2006 included $2.3 million of stock-based compensation expenses recorded under SFAS 123(R).Financial Income. Financial income increased by $3.4 million, from $3.1 million in 2005 to $6.5 million in 2006. The increase in financial income was primarily attributable to interest earned on our increasing cash balances and marketable securities in 2006. As a percentage of revenues, financial income decreased from 3.5% in 2005 to 5.5% in 2006.

        Taxes on Income. Income taxes increased by $0.8 million, from $0.7 million in 2005 to $1.5 million in 2006. As an “Approved Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise”, and we pay taxes only on income from other sources which are not integral to our approved enterprise such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $50.0 million in 2006 as compared to approximately $38.9 million in 2005. We have recorded a valuation allowance for these losses since it is more likely than not that we will not be able to offset such losses against future income.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From December 31, 2002 through August 10, 2004, we funded our operations principally from private placements of our preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. Since August 10, 2004, we have been using the proceeds from our initial public offering and our working capital to fund our operations. On March 8, 2005, certain selling shareholders completed a secondary offering, in connection with which we received net proceeds of approximately $1.6 million from the exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from the exercise of options. As of April 30, 2008, we did not have any outstanding or available debt financing arrangements.

        As of December 31, 2007, we had working capital of $189.8 million, and our primary source of liquidity was $203.7 million in cash, cash equivalents and marketable securities and cash flow from operations. Approximately $14.8 million of the marketable securities that we held as of December 31, 2007 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the recent ongoing credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of approximately $5.8 million in the fourth quarter of 2007. We cannot predict when the liquidity of these auction-rate securities will improve. Please see Item 3.D. “Key Information – Risk Factors” for further details regarding our auction-rated securities.

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

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $31.3 million in 2005, $37.3 million in 2006 and $47.8 million in 2007. The change in net cash provided by operating activities reflects the growth in sales activity. During 2007, trade receivables, other account receivables and prepaid expenses, and other accrued liabilities increased significantly as a result of increased sales. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow, requiring an increase in our required level of working capital. In 2007, we incurred an impairment charge of $5.8 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities.

        Net Cash Used in Investing Activities. Net cash used in investing activities was $(42.4) million in 2005, $(34.7) million in 2006 and $(17.4) million in 2007. Cash used in investing activities is primarily attributable to marketable securities. For the year ended December 31, 2005, we invested $1.1 million in capital expenditures, which consisted primarily of purchases of a patent family (and applications for patents), software, manufacturing equipment and general equipment. For the year ended December 31, 2006, we invested $1.0 million in capital expenditures, which consisted primarily of purchases of a patent family, software, manufacturing equipment and general equipment. For the year ended December 31, 2007, we invested $5.8 million in capital expenditures, which consisted primarily of an acquisition of a minority share in a subsidiary ($3.6 million), leasehold improvements ($1.3 million), computers and general equipment ($0.9 million). We expect our capital expenditures in 2008 will be approximately $1 million and will consist of computers and general equipment.

        Net Cash Provided By (Used In) Financing Activities. Net cash provided by financing activities was $11.7 million in 2005, $0.3 million in 2006 and ($3.7) million in 2007. Net cash provided by financing activities in 2005 was primarily attributable to the proceeds of exercise on options. Net cash provided by financing activities in 2006 was primarily attributable to the proceeds of exercise of options and the sale of restricted shares units. Net cash used in 2007 financing activities was attributed to the proceeds of exercise of options and the sale of restricted shares units in the amount of $3.5 million. The was offset by the Company’s repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of in the amount of $7.2 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by a research and development staff consisting of 40 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2008 including minimally invasive fat reduction; a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary ELOS technology.

        Prior to 2007, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. In 2007 our research and development efforts focused on the development of technologies that are not only based on our existing ELOS technology. Our gross research and development expenditures were $5.0 million in 2005, $8.5 million in 2006, and $12.5 million in 2007. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

        In 2007, we continued our sales momentum and increased sales from $117 million in 2006 to $141 million in 2007. The increase in sales is attributed to the expansion of our marketing and sales network in North America, Asia, Europe and South America. In the second quarter of 2007, we introduced our new Matrix IR applicator in the United States to Physicians. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thighs circumferences, and in August 2007 it granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product.

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

        The following table summarizes our contractual commitments as of December 31, 2007 excluding royalty payments commitments, such as amounts due to the Israeli Office of Chief Scientist, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Uncertain tax positions (1)	$6,113
Operating leases (2)	$5,198	$1,797	$2,671	$730	$-

(1)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15a in our Consolidated Financial Statements for further information regarding the Company’s liability under

(2)	Consists of operating leases for our facilities and motor vehicles

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of April 30, 2008:

Name	Age	Position(s)

Dr. Shimon Eckhouse	63	Chairman of the Board of Directors
Doron Gerstel	48	Chief Executive Officer
Donald Lee Fagen	55	President of Syneron Inc. and Syneron Canada Corporation
Fabian Tenenbaum	34	Chief Financial Officer
Dr. Michael Anghel	69	External Director
Marshall Butler	81	Director
Yaffa Krindel	53	Director
David Schlachet	63	Director
Dan Suesskind	64	External Director

        Dr. Shimon Eckhouse has served as the Chairman of our Board of Directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., ColorChip Ltd., Ventor Medical Technologies Ltd., Tulip Ltd., Navotek Ltd., and a director of WideMed Ltd. Dr. Eckhouse was a co-founder of ColorChip and served as its chairman from 2003 to January 2004 and again since 2007, and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the Board of Directors of the Technion Israeli Institute of Technology. Dr. Eckhouse is the uncle of Amit Meridor, one of our Vice Presidents.

        Doron Gerstel was appointed our Chief Executive Officer on May 14, 2007 and has served as our President of Syneron North America since May 2006. Prior to that Mr. Gerstel was a co-founder of Zend Technologies Inc., a private technology company that creates modern open source web infrastructure, where he served as President and Chief Executive Officer from its inception in 1999 until May 2006. Prior to his founding of Zend, Mr. Gerstel was VP Operation of Lumenis Ltd. (formerly ESC Medical Systems), a public company that develops, manufacturers and sells laser and light-based devices. Mr. Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an M.B.A. from Tel Aviv University.

        Donald Lee Fagen was appointed the President of Syneron Inc. and Syneron Canada Corporation on May 14, 2007. Mr. Fagen joins Syneron from VISX, Incorporated, a manufacturer of devices in laser vision correction, where he served as the Vice President of Global Sales and Marketing since January 2001. Mr. Fagen holds a Bachelor of Science in Education and Sociology from Texas State University.

        Fabian Tenenbaum was appointed our Chief Financial Officer on May 14, 2007. Mr. Tenenbaum served as our Vice President for Business Development since September 2006 and was responsible for developing the growth strategy for our home-use product, which culminated in the exclusive worldwide joint development and supply agreement with Procter and Gamble. From April 2002 to September 2006, Mr. Tenenbaum was Vice President at Radiancy Inc., where he managed the U.S. subsidiary of a late-stage med-tech start-up with the third largest global installed base for light-based devices in the field of dermatology and aesthetic medicine. Mr. Tenenbaum holds a Bachelor’s degree in Medicine from Ben Gurion University and an MBA from Columbia Business School.

        Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the Chief Executive Officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1980, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel also served as a director of major publicly listed corporations and a number of financial institutions and providence funds. Dr. Anghel is currently a director of Evogene Ltd., Analyst Provident Fund, Partner Communications Company Ltd. and Scopus Video Networks Ltd. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University teaching in the areas of finance and corporate strategy. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

        Marshall Butler has served as a director since October 2003. Mr. Butler is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund since 1996. Mr. Butler is a director of Pixer Technology Ltd., and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as Chief Executive Officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Corporation from 1990 to 1994. Mr. Butler is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, Mr. Butler received the Israeli Prime Minister’s award for his contribution to Israeli industry. In 2001, he received an Honoree Doctorate from the Technion Institute.

         Yaffa Krindel has served as a director since November 2005. She is currently serving as a General Partner Tamarix Ventures, a private cleantech venture capital partnership headquartered in Herzliya, Israel. From 1997 until 2007 Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc.), a data communication systems company for the enterprise market. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd.), a Point-to-Multipoint (PMP) Broadband Wireless Access company headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of : Fundtech (NASDAQ: FNDT), Voltaire (NASDAQ: VOLT), OrSense Ltd. and Siano. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

        David Schlachet resigned as our Chief Executive Officer and was appointed to our board of directors on May 14, 2007. Mr. Schlachet has served as our Chief Executive Officer since November 2005. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Elite Holdings, in addition to his position in Straus Elite Holdings. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed EzChip (formerly LanOptics Ltd.). In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd. and Edgar Investments and Developments Ltd., as well as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from the Tel-Aviv University.

        Dan Suesskind has served as a director since November 2004. Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. since 1977, including as a director, from 1981 until 2001, and Chief Financial Officer since 1978. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind is a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, board member of First International Bank, board member of Ness Technologies Inc., and a board member of Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

        Our Chief Executive Officer serves at the discretion of our board of directors and hold office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our Chief Executive Officer and holds office until his or her successor is elected or his or her earlier resignation or removal.

B.	COMPENSATION

        The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2007 was approximately $342,000. This amount includes payment to our Chairman of the Board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2007 was approximately $1.58 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2007, other than reimbursements for travel expenses.

        As of April 30, 2008, our directors and officers (9 persons) had outstanding options to purchase 4,474,792 ordinary shares with exercise prices ranging from $0.01 to $27.73, 13,375 of these options will expire in the year 2011, 4,000 of these option will expire in the year 2012, and 4,000 of these options will expire in the year 2013, and 32,500 of these options will expire in the year 2014.

        For a description of the plans pursuant to which such options were granted please see Item 6.E, “Share Ownership” below.

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

        Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s relatives. In addition, under the listing requirements of the Nasdaq Global Select Market, we are also required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq Global Select Market listing requirements. The rules of the Nasdaq Global Select Market also require that at least one member of the audit committee be a financial expert.

        Our audit committee, acting pursuant to a written charter, is comprised of Dr. Anghel, who has been designated as the audit committee financial expert, Mr. Suesskind, Mr. David Schlachet, and Ms. Yaffa Krindel. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

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

         Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The composition and functions of the compensation committee meet the requirements of the Nasdaq Global Select Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

        Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Yaffa Krindel and Mr. Butler. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the rules of the Nasdaq Global Select Market, with which we comply voluntarily.

Internal Auditor

        Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ezra Yehuda, C.P.A. (Isr). The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company employed specifically to perform internal audit functions but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of an accounting firm which specializes in internal auditing.

D.	EMPLOYEES

        The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2005	2006	2007

Management, administration and operations	39	39	44
Research and development	24	40	43
Selling and marketing	83	195	193
Total	146	274	280

Israel	40	83	113
North America	94	175	151
Asia-Pacific	3	5	5
Europe	9	10	10
South America	--	1	1

        Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Labor and Welfare. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, determination of severance pay and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

        Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2007, our accrued severance pay funds totaled $0.2 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18.0% of wages, up to a specified amount of which the employee contributes approximately 12.0% and the employer contributes approximately 6.0%.

        In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

E.	SHARE OWNERSHIP

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2008 by our executive officers and directors:

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 31, 2008 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,735,010 ordinary shares outstanding on April 30, 2008.

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse(1)	2,629,147	9.48%
Yaffa Krindel	*	*	%
Marshall Butler	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Schlachet(2)	*	*	%
Donald Lee Fagen	*	*	%
Doron Gerstel	*	*	%
Fabian Tenenbaum	*	*	%
All directors and executive officers as a group (9 persons)	2,715,957	9.79%

* equals less than 1%

(1)	Includes 2,287,331 shares held by Starlight Capital Ltd and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares.

(2)	Mr. Schlachet resigned as our Chief Executive Officer on May 14, 2007.

Employee Benefit Plans

        As of December 31, 2007, we had 77,581 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

        On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2007, we had 1,509,493 options and RSUs outstanding.

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

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2008 by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

        Beneficial ownership of shares is determined in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 31, 2008 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,735,010 ordinary shares outstanding as of April 30, 2008.

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares

The Baupost Group, L.L.C. (1)	3,113,529	11.22%
Starlight Capital Ltd.(2)	2,287,331	8.25%
Genesis Asset Managers, LLP (3)	1,927,800	6.94%
Brandywine Global Investment Management, LLC (4)	1,745,511	6.34%

(1)	The information is solely based upon a Schedule 13G/A filed with the SEC on February 8, 2008 by The Baupost Group, L.L.C. (“Baupost”), SAK Corporation and Seth A. Klarman. SAK Corporation is the Manager of Baupost. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. Securities reported on the Schedule 13G as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

(2)	A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family.

(3)	The information is solely based upon a Schedule 13G/A filed with the SEC on February 13, 2008 by Genesis Asset Managers, LLP. Genesis Asset Managers, LLP has the sole voting power over 1,793,300 of these ordinary shares and the sole dispositive power over all of these ordinary shares.

(4)	The information is solely based upon a Schedule 13G filed with the SEC on February 14, 2008 by Brandywine Global Investment Management, LLC. Brandywine Global Investment Management, LLC has the sole voting power over 1,742,531 of these ordinary shares and the shared dispositive power over all of these ordinary shares.

        To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been, (i) the dilution in the percentage ownership held by our major shareholders as a result of sales by major shareholders in a secondary offering completed by certain selling shareholders in March, 2005, (ii) the purchases and sale by FMR Corp. and Sprott Asset Management Inc. in the public market subsequent to the March 2005 secondary offering, (iii) the purchases and sale by Veredus Asset Management LLC in the public market of our ordinary shares in the first quarter of 2006,(iv) the sale by Lintech International Inc., which is wholly owned by a trust that was created for the benefit of the issue of Beryl Levey, of its holdings in June 2005, (v) the sale by Israel HealthCare Ventures LP, which is affiliated with our past director, Dr. Hadar Ron, of its holdings in June 2005, (vi) the sale by M.N.M.M. Holdings Ltd., which is controlled by our past director and former CEO Mr. Moshe Mizrahy, of its holdings in November 2005; (vii) the sale by Cititrust Bahamas Ltd., which is a trust that was created for the benefit of our retired Chief Technology Officer and director, Dr. Michael Kreindel, of part of its holdings pursuant to 10b5-1 plans, (ix) the increase in the percentage ownership held by The Baupost Group, L.L.C. from 5.52% (based on a Schedule 13G filed on February 13, 2007) to 11.22% (based on a Schedule 13G/A filed on February 8, 2008), (x) the increase in the percentage ownership held by Genesis Asset Managers, LLP from 5.16% (based on a Schedule 13G filed on December 10, 2007) to 6.94% (based on a Schedule 13G filed on February 13, 2008).

        Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

        To our knowledge, as of April 30, 2008, we had 8* stockholders of record who were registered with addresses in the United States. These holders in the United States were as of such date, the holders of record of approximately 86%* of our outstanding ordinary shares.

* Includes the Depository Trust Company

B.	Related Party Transactions

Registration Rights

        Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd., European High-Tech Capital S.A. and Marshall Butler. Starlight Capital Ltd. and European High-Tech Capital S.A. are controlled by foundations which have been established for the benefit of family members of Dr. Shimon Eckhouse, our chairman of the board of directors. Dr. Eckhouse disclaims beneficial ownership of the shares held by these companies. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. As of April 30, 2008, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements for the year ended December 31, 2007 are included in this Annual Report on Form 20-F under Item 18, “Financial Statements.”

        Legal Proceedings.

        On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued us and Dr. Eckhouse, claiming that our products infringe Shaldot’s Israeli patent. Shaldot sued us for monetary damages and requested an injunctive relief. In our Statement of Defense we filed a counter claim against Shaldot. On October 9, 2007, without admitting any liability or infringement of the patent in suit, we entered into a settlement to resolve this matter and entered into a license agreement with Shaldot, and its subsidiary Qray Ltd., an Israeli medical start-up developing light based products that impact cellular tissue (“Qray”), to whom the patent was assigned. Under the license agreement we received a license to use and utilize the patent in suit in any of our products. In return, we agreed to pay Qray a one-time license fee of $0.1 million. In addition, we entered into a Share Purchase Agreement with Shaldot and Qray whereby we invested $1.05 million in Qray in consideration for 9% of Qray’s outstanding share capital. If Qray meets certain milestones within three and a half years from the closing of the transaction, we are obligated to invest an additional $0.45 million in Qray. In September 2005, and further dates thereafter, nine plaintiffs filed complaints in which we and our subsidiary, Syneron Inc., were named as defendants along with other named defendants. Eight of the plaintiffs are African-American women who allege they sustained burn and/or other complications after hair removal or skin rejuvenation treatments were administered by one of the Company’s customers with one of its products. Following mediation, we have resolved all the claims with the plaintiffs through mediation.

        On November 10, 2005, a class action was filed against our subsidiary, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.‘s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action for lack of federal jurisdiction, and the court granted Syneron’s motion. The plaintiff filed a Motion for Reconsideration, which was denied. Plaintiff filed a notice of appeal of the decision with the United States Court of Appeals for Second Circuit (“Second Circuit”). Due to pending appeals in two similar cases, currently pending before Second Circuit, the company and the plaintiff recently executed a “Stipulation to Hold Appeal in Abeyance and Stay Briefing Schedule”. Pursuant to the Stipulation the parties agreed that the appeal is withdrawn from active consideration without prejudice and will leave to reactivate pending the decision in the other pending cases. The parties have agreed that (1) in the event that the Second Circuit reverses the decision in the other pending cases, we will consent to remand of the Weitzner case to the District Court to proceed to trial; and (2) in the event that the Second Circuit affirms the decision in the other cases, the plaintiff will voluntarily dismiss the case with prejudice. We cannot predict the outcome of the claim, nor can we estimate the amount of damage, if we are held responsible. Accordingly no reserve was included in the financial statements with respect to this claim.

        On August 1, 2007, a complaint was filled against us and our employee. Plaintiff claims she has been permanently scarred and developed abnormal pigmentation/depigmentation as a result of second degree burns she sustained as a result of our employee’s demonstration of a Polaris system on her leg. Our insurance carrier has accepted defense of this litigation, and we intend to vigorously defend our position in this case.

        On December 31, 2007, Torkaman and Torabi Dental Corporation filled a complaint against us, Syneron Inc. and Scott Cote. Plaintiff alleges that we represented that dentists who purchased our products did not need to have a medical doctor or other medically trained personnel operate the device and that it could be legally operated by an esthetician. Plaintiff alleges that it purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on our misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by us. Our insurance carrier is not expected to cover this complaint. We intend to vigorously defend its position in this case.

        On or around May 1, 2007, a complaint was filed against one of our subsidiaries, Syneron Inc. by Ms. Henderson. Plaintiff alleges that during a hair removal treatment a system by the name of Coolglide Laser System set her hair on fire as a result of which she suffered various injuries. Plaintiff alleges that we are the company responsible for the sale of the Coolglide Laser System. We intend to vigorously defend its position in this case. Please also see Item 3.D, “Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance”.

        Policy on Dividend Distribution

        We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business. We have decided to reinvest the amount of tax-exempt income derived from out “Approved Enterprise” status and not to distribute that income as dividends.

B.	SIGNIFICANT CHANGES

        Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

        The following table sets forth, for the periods indicated since August 5, 2004, which was the date on which our ordinary shares began trading on the Nasdaq Global Select Market (formerly known as the Nasdaq National Market), the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)
	HIGH	LOW

During the last three years:
2005	$46.91	$23.05
2006	32.72	17.81
2007	28.12	13.37

During the last nine quarters:

First quarter of 2006	32.72	25.40
Second quarter of 2006	30.95	17.81
Third quarter of 2006	25.22	18.00
Forth quarter of 2006	28.40	22.34
First quarter of 2007	28.12	24.21
Second quarter of 2007	27.39	24.70
Third quarter of 2007	26.10	22.30
Fourth quarter of 2007	24.25	13.37
First quarter of 2008	17.77	13.35

During the last six months:

November 2007	18.75	14.63
December 2007	15.84	13.37
January 2008	15.99	13.35
February 2008	17.77	13.83
March 2008	16.74	14.19
April 2008	15.47	14.51

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        Most shareholders’ resolutions, including resolutions to:

—	amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

—	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

—	authorize a new class of shares, elect directors, other than external directors;

—	appoint auditors; or

—	approve transactions with certain office holders.

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

        See Item 6.C, “Directors, Senior Management and Employees – Board Practices” regarding our staggered board.

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

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10.E, “Additional Information – Taxation – Israeli Taxation”.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Listing

        Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS”.

Approval of Related Party Transactions under Israeli Law

Office Holders

        The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Companies Law.

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

        For a description of the material terms of our Patent License and Settlement Agreement with Lumenis Inc. and Lumenis Ltd., and of our Patent License and Settlement Agreement with Thermage, Inc., please see Item 4.B, Information on the Company – Business Overview – Intellectual Property”.

        For a short description of the material terms of our agreements with our manufacturers, please see Item 4.B, “Information on the Company – Business Overview – Manufacturing”.

         Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with the Procter & Gamble Company for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to successfully complete two milestones.

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

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Income Tax Law (Inflationary Adjustments), 1985 will be abolished from the tax year 2008.

Special Provisions Relating to Taxation Under Inflationary Conditions

        Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2006, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2007, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2007, results for tax purposes are measured in terms of earnings in dollar.

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

        We have elected the alternative package of benefits. A company that has elected the alternative package of benefits and subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the alternative package of benefits, which is generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company is qualifies as a Foreign Investors’ as defined below, there is no such time limitation. The company must withhold this tax at the source.

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

        Tax benefits under the 2005 Amendment

        An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of 3 years from the date of approval. This amendment simplifies the approval process for the approved enterprise. According to the amendment, only approved enterprises receiving cash grants require the approval of the Investment Center.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

        The basic condition for receiving the benefits under this track is that the enterprise contributes to the country’s economic independence and is a competitive factor for the Gross Domestic Product (a “Competitive Enterprise”). In order to comply with this condition, the Law prescribes various requirements regarding industrial enterprises. In each tax year during the benefit period, one of the following conditions must be met:

1.	The enterprise’s main activity is in the area of biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.	The enterprise’s revenues during the tax year from the plant’s sales in a certain market do not exceed 75% of total revenues from the plant’s total sales during that tax year. A “market” is defined as a distinct country or customs territory.

3.	25% or more of the enterprise’s total revenues from the plant’s sales during the tax year are from sales to a certain market that numbers at least 12 million residents.

        An industrial enterprise that sells a specific product that constitutes a component in another product manufactured by another industrial enterprise (which is, or was, a beneficiary enterprise or an approved enterprise), the enterprise must meet the conditions stipulated in the relevant regulations regarding the encouragement of capital investments.

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

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Benefited Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

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

        A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

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

Foreign Exchange Regulations

        Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

        Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “– Passive Foreign Investment Company Considerations” below.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

        Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the ordinary shares will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a U.S.-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by U.S. persons. Foreign taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and availability of a foreign tax credit depends on numerous factors. Each U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that U.S. Holder would be entitled to the credit.

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

        The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq Global Select Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Select Market or that the shares will be regularly traded for this purpose.

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

        Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 77.0% of our total revenues for the year ended December 31, 2007. Substantially all of the remaining 23.0% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar and NIS and U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

        Interest Rate Risk. We do not have any outstanding loans and therefore, our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 23.0% of our cash balances in bank deposits and the remainder primarily in securities issued by the United States, by non-U.S. governments and by high quality U.S and non U.S corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        At the closing of our initial public offering of our ordinary shares on August 11, 2004, all of our outstanding preferred shares were converted into ordinary shares. Amendments to articles of incorporation (relating only to ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

        Pursuant to our initial public offering, we sold an aggregate of 5,000,000 ordinary shares at a per share offering price of $12.00. Our net aggregate proceeds (after underwriting discount and expenses) amounted to approximately $54 million. The amount of the underwriting discount paid by us in the initial public offering was approximately $4.2 million and the expenses of the offering, not including the underwriting discount, were approximately $2.0 million, consisting of, among other things, SEC registration fees, NASD filings fees, Nasdaq National Market listing fees, Israel stamp duty and legal and accounting fees. The payments of these expenses did not constitute direct or indirect payments to our directors, officers, major shareholders or affiliates.

        To date, the net proceeds of the offering were invested in term deposits in U.S. banks, government bonds and corporate bonds in accordance with the our investment guidelines as adopted by our Audit Committee. We still intend to use the proceeds in the manner set forth in our prospectus of August 5, 2004.

ITEM 15T.	CONTROLS AND PROCEDURES

    (a)        We have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executives or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

    (b)        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

        This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer an independent registered public accounting firm and a member firm of Ernst & Young Global has issued an attestation report on our internal controls over financial reporting, and is incorporated herein by reference. There were no changes in our internal control over financial reporting identified with the evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Dr. Michael Anghel, who is an independent director (as defined under Rule 4200(a)(15) of The Nasdaq Marketplace Rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        In 2004, we adopted a Code of Business Conduct and Ethics, which applies to the Company’s directors, officers and employees, including the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. In February 2008, the Code of Business Conduct and Ethics was reapproved by our Board of Directors. The Code of Business Conduct and Ethics is posted on our website, www.syneron.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During the years 2006 and 2007, we were billed the following aggregate fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2006 (in thousands)	2007 (in thousands)

Audit Fees(1)	354	523
Tax Fees(2)	55	106
Audit Related Fees(3)	114	11
Total	523	640

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

(3)	Audit related services rendered by Ernst & Young during 2006 were mostly in connection with review of our first year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Our Audit Committee has adopted a policy for pre-approval of audit and non-audit services provided by our independent auditor. Under the policy, such services must require the specific pre-approval of our Audit Committee followed by ratification of our Board of Directors. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent auditor require an additional specific pre-approval by our Audit Committee.

        Audit related services rendered by Ernst & Young during 2006 and 2007 were mostly in connection with review and supervision of our first and second year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

        Our Audit Committee has adopted a policy for pre-approval of audit and non-audit services provided by our independent auditor. Under the policy, such services must require the specific pre-approval of our Audit Committee followed by ratification of our full Board of Directors. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent auditor require an additional specific pre-approval by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Through April 30, 2008, we spent an aggregate of $9.1 million to repurchase 588,700 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)

November 1 - November 30	209,000	$15.622	209,000	$46,735
December 1 - December 31	257,000	15.272	466,000	42,810
March 1 - March 31	122,700	15.701	588,700	40,884

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following consolidated financial statements and related auditors’ report is filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Statements of Income	F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Changes in Shareholders' Equity	F-7-F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-47

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Articles of Association of Registrant, as amended.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)^.

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed July 14, 2004).

12.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.(a).1	Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Independent Registered Public Accounting Firm.

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LIMITED AND ITS
SUBSIDIARIES

Consolidated
Financial Statements

As of December 31, 2007

In U.S. Dollars

SYNERON MEDICAL LIMITED AND ITS
SUBSIDIARIES

Consolidated
Financial Statements
As of December 31, 2007

In U.S. Dollars

C  O  N  T  E  N  T  S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

SYNERON MEDICAL LTD.

        We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) “Share-Based Payment”.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 05, 2008 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
May 05, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of directors and Shareholders of

SYNERON MEDICAL LTD.

        We have audited Syneron Medical Ltd.‘s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated May 05, 2008 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
May 05, 2008	A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

		Year Ended December 31,
	Note	2007	2006	2005

Revenues		$140,996	$116,976	$87,406
Cost of revenues		26,995	17,921	11,428

Gross profit		114,001	99,055	75,978

Operating expenses:
Research and development		12,511	8,515	5,030
Selling and marketing		58,605	46,434	25,188
General and administrative		11,860	9,455	3,534
Other operating expenses	1D,13C	-	-	3,494

Total operating expenses		82,976	64,404	37,246

Operating income		31,025	34,651	38,732
Financial income, net	16	3,254	6,492	3,081

Income before taxes on income		34,279	41,143	41,813
Taxes on income	15	3,035	1,489	750

Net income		$31,244	$39,654	$41,063

Basic net earnings per share		$1.13	$1.46	$1.65

Diluted net earnings per share		$1.12	$1.44	$1.48

Weighted average number of shares used in per share
calculations (in thousands):
Basic		27,690	27,202	24,888

Diluted		27,880	27,601	27,664

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$42,624	$16,036
Short-term bank deposits	3	-	5,000
Available-for-sale marketable securities	4	124,941	81,493
Trade receivables (net of allowance for doubtful accounts of $1,777
and $1,582 as of December 31, 2007 and 2006, respectively)		40,741	38,478
Other accounts receivable and prepaid expenses	5	4,485	4,890
Inventories	6	9,465	7,084

Total Current Assets		222,256	152,981

LONG-TERM ASSETS:
Severance pay fund		225	368
Long-term deposits and others	7	1,130	1,105
Long-term available-for-sale marketable securities	4	35,122	68,147
Investments in affiliated companies	8	2,572	-
Property and equipment, net	9	3,111	1,513
Intangible assets, net	10	2,594	1,127
Goodwill	11	2,266	-

Total Long-Term Assets		47,020	72,260

Total Assets		$269,276	$225,241

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

		December 31,
	Note	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables		$7,734	$6,452
Other accounts payable and accrued expenses	12	24,738	19,270

Total Current Liabilities		32,472	25,722

LONG-TERM LIABILITIES
Deferred revenues		4,991	4,205
Warranty accruals		730	512
Accrued severance pay		248	405

Total Long-Term Liabilities		5,969	5,122

Total Liabilities		38,441	30,844

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value;
Authorized - 100,000,000 ordinary shares; Issued and
outstanding - 27,375,010 and 27,530,129 shares as of
December 31, 2007 and 2006, respectively;		64	63
Additional paid-in capital		89,941	78,663
Treasury shares - 1,128,874 and 662,874 Ordinary share as
of December 31, 2007 and 2006, respectively;		(7,660)	(461)
Accumulated other comprehensive loss		(83)	(1,197)
Retained earnings		148,573	117,329

Total Shareholders' Equity		230,835	194,397

Total Liabilities and Shareholders' Equity		$269,276	$225,241

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except per share data

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income

Balance as of January 1, 2007	$63	$78,663	$(1,197)	$(461)	$117,329	$194,397
Exercise of stock options	1	3,468	-	-	-	3,469
Issuance of shares as a result of exercise of
restricted stock units (RSU)	-	1	-	-	-	1
Equity based compensation expenses	-	7,809	-	-	-	7,809
Repurchase of ordinary shares at cost	-	-	-	(7,199)	-	(7,199)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	981	-	-	981	$981
Reclassification to income statement for gain
realized	-	-	133	-	-	133	133
Net income	-	-	-	-	31,244	31,244	31,244

Total comprehensive income							$32,358

Balance as of December 31, 2007	$64	$89,941	$(83)	$(7,660)	$148,573	$230,835

* Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)*	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income

Balance as of January 1, 2006	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164
Exercise of stock options	1	329	-	-	-	-	330
Issuance of shares as a result of exercise
of restricted stock units (RSU)	1	1					2
Reclassification of deferred stock based
compensation to additional paid in
capital due to adoption of FAS 123(R)	-	(177)	-	177	-	-	-
Equity based compensation expenses	-	8,256	-	-	-	-	8,256
Other comprehensive income:
Unrealized gain on available-for-sale
securities	-	-	913	-	-	-	913	$913
Reclassification to income statement
for loss realized	-	-	78	-	-	-	78	78
Net income	-	-	-	-	-	39,654	39,654	39,654

Total comprehensive income								$40,645

Balance as of December 31, 2006	$63	$78,663	$(1,197)	$-	$(461)	$117,329	$194,397

Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

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
Unrealized loss on available-for-sale
securities	-	-	(1,206)	-	-	-	(1,206)	$(1,206)
Reclassification to income statement for
gain realized	-	-	(908)	-	-	-	(908)	(908)
Net income	-	-	-	-	-	41,063	41,063	41,063

Total comprehensive income								$38,949

Balance as of December 31, 2005	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$31,244	$39,654	$41,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,263	720	569
Increase (decrease) in accrued severance pay, net	(14)	4	15
Increase in trade receivables	(2,263)	(17,091)	(11,397)
Decrease (increase) in other accounts receivables and prepaid expenses	405	3,795	(7,761)
Increase in inventories	(2,381)	(3,650)	(300)
Increase in trade payables	1,282	4,340	592
Increase (decrease) in other account payables and accrued expenses	3,915	(403)	7,542
Impairment of available-for-sale marketable securities	5,776	-	-
Realized loss (gain) and changes in accrued interest from marketable
securities	(1,059)	52	(908)
Equity based compensation	7,809	8,256	148
Increase in deferred revenues	1,175	2,584	922
Increase (decrease) in warranty accruals	596	(917)	848
Loss on sales of property and equipment	8	-	12

Net cash provided by operating activities	47,756	37,344	31,345

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) short-term deposits, net	5,000	(1,500)	53,393
Purchase of available-for-sale marketable securities	(152,568)	(82,207)	(98,880)
Proceeds from sale and redemption of available-for-sale marketable
securities	138,542	49,996	4,256
Payments for investments in affiliated companies	(2,572)	-	-
Investment in long -term deposits and others	(25)	(2)	-
Purchase of property and equipment	(2,272)	(747)	(645)
Purchase of intangible assets	-	(250)	(466)
Acquisition of minority shares in a subsidiary (Schedule A)	(3,554)	-	-
Proceeds from sale of property and equipment	10	-	8

Net cash used in investing activities	(17,439)	(34,710)	(42,409)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	3,469	330	11,666
Issuance of RSUs	1	2	-
Repurchase of ordinary shares from shareholders at cost	(7,199)	-	-

Net cash provided by (used in) financing activities	(3,729)	332	11,666

Increase in cash and cash equivalents	26,588	2,966	602
Cash and cash equivalents at the beginning of the year	16,036	13,070	12,468

Cash and cash equivalents at the end of the year	$42,624	$16,036	$13,070

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$-	$9	$12

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2007	2006	2005

Supplemental disclosure of non cash financing and investing activities:
Acquisition of minority shares in a subsidiary by credit	$786	$-	$-

SCHEDULE A:
Acquisition of minority shares in a subsidiary (see Note 1(C))

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Goodwill and other intangible assets	$4,241	$-	$-
In Process Research and Development	99	-	-

Total identified assets acquired	4,340	-	-

Amount payable in 2008	(786)	-	-

	$3,554	$-	$-

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 1	–	GENERAL

A.	Syneron Medical Ltd. (“the Company”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.	Syneron GmbH, a wholly-owned subsidiary in Germany, was established in August 2001, for the purpose of marketing and sales of the Company’s products in Europe. Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 for the purpose of marketing and sales of the Company’s products in North America. Syneron Medical (HK), also a wholly-owned subsidiary, was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia in January 2007.

C.	During 2005 the Company invested in Light Instruments Ltd. (“LI”), an Israeli development stage company engaged in the development of advanced dental laser devices. The Company invested $1,500, in two portions, in consideration for approximately 51% of LI outstanding share capital and exercised its right to increase the number of directors to three out of five members of LI’s board of directors. As such, the company is consolidating LI since the third quarter of 2005. The Company is the sole financing source of LI and it was granted preference in receiving its investment in case of LI’s liquidation.

On July 2, 2007 the Company signed a new Share Purchase Agreement with LI and its two founders. The Company has recorded an investment at the total amount of $4,340 in consideration for approximately 44% of LI outstanding share capital. Following the closing the Company holds approximately 95% of LI. As of December 31, 2007 the Company had paid in cash $3,554 and recorded a liability to pay an additional $786 to the two founders.

Each of the two founders is also entitled to 0.5% of all LI net sales for a period of up to seven years starting from the closing date, up to an aggregate amount of $500 with no regard to their continuous employment by the company (i.e., the founders are entitle to such amounts as sellers and not in their role as employees). This amount will be recorded as part of the purchase price and will be allocated to the Goodwill.

The Founders and the Company have a put and call option for the respective sale and acquisition of the remaining 5% holdings for the sum of $250, with various effective dates, last of which is July 2, 2017. As a result the company recorded an immaterial liability on account of such put options.

If the two founders shall comply with certain terms with respect to the termination of their employment, they shall be entitled to receive an aggregate amount of $350 over a period of 3 years. Since the founders entitlement to such compensation is contingent upon their continuous service to the acquired company, such amounts will be recognized (assuming they will be paid) as compensation expense in the appropriate future periods in which the founders will provide services to the acquired company as employees. The Company has accounted this Share Purchase Agreement according to SFAS No. 141 “Business Combinations”.

The purchase price was allocated based on an independent third party appraisal.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 1	–	GENERAL (CONT.)

C.	(CONT.)

The excess of the amounts paid for the above mentioned LI shares acquired over their book value was attributed as follows:

	Excess cost	Expected useful lives of excess cost

Developed technology	$1,394	6.5 Years
In Process Research and Development	99	Immediate write-off
Distribution agreements	286	8.5 years
Brand name	295	11.5
Goodwill	2,266	Indefinite

	$4,340

D.	On March 8, 2005 a secondary offering (to August 11, 2004 offering) was completed. In the offering the shareholders of the Company sold 9,201,983 ordinary shares. The consideration received by the Company for the stock options exercise was $1,588. As the offering was for the sale of shares by the Company’s shareholders, the total cost of the offering in the amount of $815 was expensed and included in other operating expenses.

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	PRINCIPLES OF CONSOLIDATION

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

F.	MARKETABLE SECURITIES

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

Investments in corporate structured notes are classified as available-for-sale and accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: first in, first out (“FIFO”) method.

Finished products: raw material as explained above, with the addition of the specific manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items and discontinued products. Inventory provisions for the years ended December 31, 2005, 2006 and 2007 were $0, $0 and $1,318, respectively.

H.	PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and
laboratory equipment	10-33 (mainly 33)
Office furniture, equipment	7-15 (mainly 15)
Leasehold improvements	The shorter of term of the lease or the
useful life of the asset

I.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed-of are reported at the lower of the carrying amount or fair value less costs to sell. During 2005, 2006 and 2007, no impairments losses have been identified.

J.	INVESTMENTS IN AFFILATED COMPANIES

The investment in companies, in which the Company holds 20% or more, is accounted using the equity method.

The investment in companies, in which the Company holds less than 20%, is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	INVESTMENTS IN AFFILATED COMPANIES (CONT.)

The Company’s investment in the other companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), and FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”). As of December 31, 2007, based on management’s most recent analysis, no impairment losses have been identified.

K.	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets have been recorded as a result of an acquisition. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. As of December 31, 2007, no instances of impairment were found.

Intangible assets are stated at cost, net of accumulated amortization. Intangible Assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

L.	REVENUE RECOGNITION

The Company and its subsidiaries generate revenues mainly from product sales. The Company also generates revenues from services. The Company sells its products primarily through its subsidiaries to end users and distributors.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist. The Company does not grant a right of return to its products.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	REVENUE RECOGNITION (CONT.)

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

M.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to the income statement as incurred.

N.	STOCK-BASED COMPENSATION

At December 31, 2007, the Company has 2 stock-based employee compensation plans, which are described more fully in Note 12. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Under APB 25 compensation expense was measured based on the intrinsic value of the options granted at the grant date or other measurement date.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	STOCK-BASED COMPENSATION (CONT.)

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation costs recognized in 2006 and 2007, include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted starting from January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans after the original effective date of SFAS 123. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes options pricing model for options granted prior to January 1, 2005 and the Binomial model for options granted thereafter. The fair value of the options granted is amortized to expense over the options’vesting periods using the straight line method:

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	STOCK-BASED COMPENSATION (CONT.)

Year ended December 31, 2005

Net Income, as reported	$41,063
Add: Stock-based employee compensation expense included in
reported net income	148
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards	(6,078)

Pro forma net income	$35,133

Earnings per share
Basic - as reported	$1.65

Basic - pro forma	$1.41

Diluted - as reported	$1.48

Diluted - pro forma	$1.27

Weighted average number of shares used in per share
calculations (in thousands):

Basic	24,888

Diluted	27,532

The pro forma effect of estimated equity-based compensation expense on net income and earnings per share for the year ended December 31, 2005 was estimated at the date of grant using the Binomial model, based on the following assumptions (annualized percentages):

Year ended December 31, 2005

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2.	The fair value of marketable securities with quoted market prices is based on quoted market prices.

3.	For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Q.	INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was not material.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	SEVERANCE PAY

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

Severance expenses for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $505, $266 and $136, respectively.

S.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $2,644, $2,019, $1,244, respectively.

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

As a result of the recent turmoil in capital markets, the Company has implemented additional measures with respect to its investment policy. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no significant off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.	CONCENTRATION OF CREDIT RISK (Cont.)

From time to time, the Company sells certain of its letters of credit received from certain of its customers (“LC”, presented as part of the accounts receivables) to financial institution, within the normal course of business. Where LC are sold without recourse to the Company and such sales constitute a true sale as this term is determined in Statement of Financial accounting standards No. 140, “Accounting for Transfers and Servicing of Financial assets and Extinguishments of Liabilities” (“SFAS No. 140”), the relevant receivable is de-recognized and cash recorded.

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

The following table provides the detail of the change in the Company provision for doubtful debts for the years ended December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005

Balance at the beginning of the year	$1,582	$222	$263
Additions	311	1,426	115
Deductions	116	66	156

Balance at end of the year	$1,777	$1,582	$222

U.	CONCENTRATION OF OPERANTIONAL RISK

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	CONCENTRATION OF OPERANTIONAL RISK (Cont.)

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

V.	WARRANTY

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

The following table provides the detail of the change in our product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2007 and 2006.

	December 31,
	2007	2006

Warranty accrual, beginning of year	$2,360	$1,443
Charged to costs and expenses relating to new sales	2,167	1,662
Costs of product warranty claims	(3,084)	(1,063)

Warranty accrual, end of year	$1,443	$2,042

At December 31, 2007, short term and long term accrued warranty amounted to $1,312 and $730 respectively. At December 31, 2006, short term and long term accrued warranty amounted to $931 and $512, respectively.

W.	COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that their items of other comprehensive income relate to unrealized gains and losses on available-for-sale securities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	TREASURY SHARES

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company accounts for the repurchases of its Ordinary Shares in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” (“APB No. 6”). The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

Y.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, and an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement. The Company is currently evaluating the impact, if any, on its financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 3	–	SHORT-TERM BANK DEPOSITS

At December 31, 2006, short term deposits bear a 5.1% – 5.17% annual interest rate.

Note 4	–	AVAILABLE-FOR-SALE – MARKETABLE SECURITIES

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$18,064	$146	$-	$18,210

Available-for-sale - matures within one year:
Government debentures - fixed interest rate (*)	33,048	15	(97)	32,966
Corporate debentures - fixed interest rate	8,213	34	(57)	8,190
Corporate debentures - floating interest rate (*)	8,919	-	-	8,919

	50,180	49	(154)	50,075

Available-for-sale - matures after one year through
three years:
Government debentures - fixed interest rate (*)	52,888	316	(83)	53,121
Corporate debentures - fixed interest rate	5,082	19	(50)	5,051

	57,970	335	(133)	58,172

Available-for-sale - matures after three years through
five years:
Government debentures - fixed interest rate	11,858	21	(55)	11,824
Corporate debentures - fixed interest rate	2,357	14	(25)	2,346

	14,215	35	(80)	14,170

Available-for-sale - matures after five years:
Government debentures - fixed interest rate	17,526	22	(186)	17,362
Corporate debentures - fixed interest rate	1,432	4	(68)	1,368
Corporate debentures - floating interest rate (*)	759	-	(53)	706

	19,717	26	(307)	19,436

	$160,146	$591	$(674)	$160,063

Reclassification of certain securities to Long Term				35,122

				$124,941

(*) including ARS investments (see below)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 4	–	AVAILABLE-FOR-SALE – MARKETABLE SECURITIES (CONT.)

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$259	$3	$-	$262

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	64,605	184	(92)	64,697
Corporate debentures - fixed interest rate	3,512	1	(6)	3,507

	68,117	185	(98)	68,204

Available-for-sale - matures after one year through
three years:
Government debentures - fixed interest rate	50,057	47	(345)	49,759
Corporate debentures - fixed interest rate	12,853	18	(197)	12,674

	62,910	65	(542)	62,433

Available-for-sale - matures after three years
through five years:
Government debentures - fixed interest rate	10,077	-	(226)	9,851
Corporate debentures - fixed interest rate	1,831	-	(93)	1,738

	11,908	-	(319)	11,589

Available-for-sale - matures after five years:
Government debentures - fixed interest rate	4,404	-	(170)	4,234
Corporate debentures - fixed interest rate	2,539	-	(196)	2,343
Corporate structured notes - floating interest rate	700	-	(125)	575

	7,643	-	(491)	7,152

	$150,837	$253	$(1,450)	$149,640

Reclassification of certain securities to Long Term				68,147

				$81,493

The unrealized loses in the Company’s investments in all types of securities are mainly attributed to interest rate fluctuations. The contractual cash flows of these investments are either guaranteed by U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. As the Company has the ability to hold these investments until maturity, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investments. Therefore, the securities were not considered to be other than temporarily impaired at December 31, 2007.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 4	–	AVAILABLE-FOR-SALE – MARKETABLE SECURITIES (CONT.)

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations at December 31, 2007 was $874, which reflects a $5,776 impairment to the carrying value of $6,650. Although these ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $5,776 in the fourth quarter of 2007, reflecting the portion of ARS holdings that the Company has concluded have an other-than-temporary decline in value.

Note 5	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2006

Government authorities	$3,156	$1,836
Prepaid expenses	994	1,295
Tax withholding Deposit *	-	1,196
Other receivables	335	563

	$4,485	$4,890

*	Employees option’s withholding tax, held in deposit until the time of remitting funds to tax authorities. See Note 11.

Note 6	–	INVENTORIES

	December 31,
	2007	2006

Raw materials	$3,321	$741
Finished products	6,144	6,343

	$9,465	$7,084

Note 7	–	LONG-TERM DEPOSITS AND OTHERS

	December 31,
	2007	2006

Structured note (*)	$1,000	$1,000
Others	130	105

	$1,130	$1,105

(*)	The structured note is redeemable by the Bank at the earlier of (a) the end of 10 years or (b) when the aggregate interest amount reaches 12% but not earlier than the end of 1.5 years. The interest rate in the first year is 10% and from the second year to maturity the interest rate will be 9.25% minus twice LIBOR for 6 months.

Due to increase in the interest rate and the LIBOR, the Company does not anticipate redeeming the structured note in the following year; as such the structured note was classified to long term bank deposits.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 8	–	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2007	2006

Investment in Fluorinex Active Ltd. (1)	$1,022	$-
Investment in Q'Ray Ltd.(2)	1,050	-
Investment in Rakuto Bio Technologies (3)	500	-

	$2,572	$-

(1)	In April 2007 the Company entered into an agreement with Fluorinex Active Ltd. (“Fluorinex”), an Israeli based development stage company that develops advanced fluoridation and tooth whitening devices for dentists and consumers. As of December 31, 2007 the total investment in Fluorinex includes $1,022 paid in consideration for 38.47% of Fluorinex’s series B preferred shares. Subject to certain milestones and conditions the company will acquire additional shares in Flurinex for additional consideration of $500.

The investment is stated at cost, since the investment in series B preferred shares is not in-substance common stock.

(2)	In October 2007, the Company entered into an agreement with Shaldot Metal Works Ltd. (“Shaldot”) and its subsidiary QRay Ltd. (QRay”) an Israeli medical development stage company developing light-based products that impact cellular tissue (see note 12 C). As of December 31, 2007 the total investment in QRay includes $1.05 million paid in consideration for 9% of QRay’s ordinary shares. The investment is stated at cost.

(3)	In August 2007, the Company entered into a term sheet with Rakuto Bio Technologies (“RBT”) an Israeli medical development stage company developing non-chemical solutions for skin and hair lightening. Pursuant to the term sheet, the Company granted RBT a convertible loan in the amount of $500. In February 2008, the Company entered into a final agreement with RBT whereby the company converted the loan into RBT shares and invested an additional $280 in consideration of 8.2% of RBT’s series A Preferred Shares. The investment is stated at cost.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 9	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2006

Cost
Computers, software, manufacturing and laboratory
equipment	$2,821	$2,005
Leasehold Improvements	1,391	134
Office furniture and equipment	473	304

Total cost	4,685	2,443

Accumulated depreciation
Computers, software, manufacturing and laboratory
equipment	1,329	802
Leasehold Improvements	100	22
Office furniture and equipment	145	106

Total accumulated depreciation	1,574	930

Property and equipment, net	$3,111	$1,513

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 were $656, $422, $278, respectively.

Note 10	–	INTANGIBLE ASSETS, NET

	December 31,
	2007	2006

Original cost
Patent (1)	$1,716	$1,716
Distribution agreements (2)	286	-
Brand name (3)	295	-
In process R&D (4)	99	-
Developed technology (5)	1,394	-

Total cost	3,790	1,716

Accumulated amortization (6)
Patent	932	589
Distribution agreements	39	-
Brand name	14	-
In process R&D	99	-
Developed technology	112	-

Total accumulated amortization	1,196	589

Amortized cost	$2,594	$1,127

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 10	–	INTANGIBLE ASSETS, NET (CONT.)

(1)	In December 2004 and November 2006 the Company purchased two U.S. patents, in the total amount of $1,466 and $250 respectively. The Company estimated the useful life of these patents at five years each, from the purchase date.

In 2007 the amortization expenses related to these patents were $343. The annual amortization expense relating to these patents as of December 31, 2007 for each of the two years in the period ending December 31, 2009 is estimated to be approximately $343. The annual amortization expense relating to these patents as of December 31, 2007 for each of the two years in the period ending December 31, 2011 is estimated to be approximately $50.

(2)	Distribution agreements represent two distributors’ agreements (see note 1(C)).

(3)	Brand name represents trade names and trademarks (see note 1(C)).

(4)	The Company expensed in-process research and development (IPR&D) in the amount of $99 upon acquisition as it represents incomplete research and development project that had not reached technological feasibility and had no alternative future use as of the date of the acquisition (see note 1(C)).

(5)	Developed technology represents existing and current technology (see note 1(C)).

(6)	Amortization expenses amounted to $264 for the year ended December 31, 2007 (see note 1(C)).

The annual amortization expense relating to intangible assets existing as of December 31, 2007 is estimated to be as follows:

2008	$590
2009	617
2010	324
2011	320
2012	274
Thereafter	469

Total	$2,594

Note 11	–	GOODWILL

Changes in goodwill for the years ended December 31, 2006 and 2007 is as follows:

	December 31,
	2007	2006

Goodwill, beginning of year	$-	$-
Acquisition of minority shares in LI (see note1c)	2,266	-

Goodwill, End of Year	$2,266	$-

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 12	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2006

Deferred revenues	$5,745	$5,358
Warranty accruals	1,312	931
Accrued expenses	4,349	3,468
Accrued commission	3,362	3,653
Employees and related expenses	3,226	1,360
Tax authorities	6,113	3,116
Tax Withholding *	-	1,196
Other payables	631	188

	$24,738	$19,270

* See note 5

Note 13	–	COMMITMENTS AND CONTINGENCIES

A.	ROYALTY

In June 2004 the Company has entered into an agreement effective from December 1, 2003, for using know-how of a third party, in which the Company is obligated to pay royalties, at a rate of 4-5%, on sales of certain products to its distributors and subsidiaries.

Expenses in respect of royalties amounted to $1,547, $1,311 and $370 for the years ended December 31, 2007, 2006 and 2005 respectively, and were recorded as part of cost of revenues.

B.	LEASES

The Company operates from leased facilities in Canada, United States, Germany, Hong-Kong and Israel leased for periods expiring in years 2007 through 2012.

The Company leases vehicles under standard commercial operating leases.

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles, that are in effect as of December 31, 2007, are as follows:

Year ended December 31,

2008	$1,797
2009	1,540
2010	1,131
2011	507
2012	223

$5,198

Rent expenses amounted to $899, $546 and $336 for the years ended December 31 2007, 2006 and 2005, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS

1.	On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued the Company and Dr. Eckhouse, claiming that the Company’s products infringe Shaldot’s Israeli patent. Shaldot sued the Company for monetary damages and requested an injunctive relief. In the Company’s Statement of Defense the Company filed a counter claim against Shaldot. On October 9, 2007, without admitting any liability or infringement of the patent in suit, the Company entered into a settlement to resolve this matter and entered into a license agreement with Shaldot, and its subsidiary Qray Ltd., an Israeli medical development stage company developing light based products that impact cellular tissue (“Qray”), to whom the patent was assigned. Under the license agreement the Company received a license to use and utilize the patent in suit in any of its products. In return, the Company agreed to pay Qray a one-time license fee of $100. In addition, the Company entered into a Share Purchase Agreement with Shaldot and Qray whereby the Company invested $1.05 million in Qray in consideration for 9% of Qray’s share capital. If Qray will meet certain milestones within three and a half years as of the closing of the transaction, the Company is obligated to invest an additional $ 450 in Qray.

2.	In September 2005 and further dates thereafter, nine plaintiffs filed complaints in which the Company and its subsidiary, Syneron Inc., are named as defendants along with other named defendants. Eight of the plaintiffs are African-American women who allege they sustained burn and/or other complications after hair removal or skin rejuvenation treatments were administered by one of the Company’s customers with one of its products. In addition to traditional product liability and negligence theories, the complaint alleges theories of fraud, negligent misrepresentation, illegal sale of a dangerous prescriptive device and intentional race discrimination. The Company and its subsidiary have appeared in the court hearings. A vigorous defense to all of the allegations is being funded and controlled by an insurance company that issued an insurance policy to the Company’s subsidiary and under which the Company is also additionally insured through a controlling interest endorsement. The insurance company has reserved the right to deny coverage on some of the claims (product liability-intentional failure to warn, product liability-fraud, and intentional racial discrimination) which means there is a possibility that these claims would not be covered by the insurance policy. In addition, the complaint seeks recovery for punitive damages which the insurance company has advised the Company that it is not covered by the insurance policy.

The Company resolved the claims with all of the plaintiffs through mediation. Most of the settlement costs were paid by the insurance company.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 13	–	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS (Continued)

3.	On November 10, 2005 a class action was filed against one of the Company’s subsidiaries, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.‘s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action and the court granted Syneron Inc.‘s motion. The plaintiff filled a motion for Reconsideration, which was denied. The plaintiff filed a notice of appeal, however, due to the pending appeals in two similar cases, the parties agreed that the appeal shall be withdrawn from active consideration without prejudice and will leave to be reactivated pending the resolution of the two cases.

4.	On August 1, 2007 a plaintiff filed a complaint against Syneron Medical Ltd., Syneron Inc., and Syneron Inc.‘s employee. Plaintiff claims she has been permanently scarred and developed abnormal pigmentation/depigmentation as a result of second degree burns she sustained as a result of Syneron Inc.‘s employee’s demonstration of a Polaris system on her leg. Syneron Inc.‘s insurance carrier has accepted defense of this litigation. Syneron intends to vigorously defend its position in this case.

5.	On December 31, 2007 a plaintiff filed a complaint against Syneron Medical Ltd., Syneron Inc. and Syneron Inc.‘s employee. Plaintiff alleges that Syneron represented that dentists who purchased Syneron’s products did not need to have a medical doctor or other medically trained personnel operate the device and that it could be legally operated by an esthetician. Plaintiff alleges that it purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on Syneron’s misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by Syneron. Syneron insurance carrier is not expected to cover this complaint. Syneron intends to vigorously defend its position in this case.

6.	On or around May 1, 2007 a complaint was filed against one of the Company’s subsidiaries, Syneron Inc. by a plaintiff. Plaintiff alleges that during a hair removal treatment her hair was set on fire as a result of which she suffered various injuries. Plaintiff alleges that Syneron is the company responsible for the sale of the System. Syneron intends to vigorously defend its position in this case.

7.	The Company has accrued an amount which it deems sufficient to cover probable losses from these claims. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

1.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

2.	During 2005 3,232,328 stock options were exercised into ordinary shares, in consideration of $11,666, including options exercised in the secondary offering (see Note 1D).

3.	During 2006 1,001,543 stock options and RSU were exercised into ordinary shares, in consideration of $332.

4.	During 2007 310,881 stock options and RSU were exercised into ordinary shares, in consideration of $3,470.

5.	On November, 2007 the Company announced that its Board of Directors authorized additional repurchases of up to $50,000 of its ordinary shares. The repurchase program has no time limit and maybe suspended from time to time or discontinued. Under the above program, the Company repurchased during 2007 466,000 shares. The average purchase price per share was $15.45. Such purchases of ordinary shares are accounted for treasury stock and result in a reduction of shareholders’ equity.

6.	Certain of our officers, directors and major shareholders hold ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares.

B.	STOCK OPTION PLAN

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

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

As of December 31, 2007 there were 3,596,905 options available for future grant.

Under the 2004 Plans, options are granted to employees, officers directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

The following is a summary of activities relating to the Company’s stock options and RSUs granted to employee among the Company’s various plans:

	Year ended December 31,
	2007		2006		2005
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at
beginning of year	1,762,151	$21.87	1,591,065	$9.80	3,900,807	$3.01
Changes during the
year:

Granted	323,123	$4.94	1,160,202	$21.98	520,504	$29.99

Exercised	(241,289)	$14.36	(956,478)	$0.35	(2,801,381)	$4.13

Forfeited and
cancelled	(296,304)	$20.19	(32,638)	$23.08	(28,865)	$12.06

Options outstanding at
end of year	1,547,681	$19.69	1,762,151	$21.87	1,591,065	$9.80

Options exercisable at
end of year	883,194	$21.92	737,008	$20.49	1,079,668	$3.61

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The intrinsic value of options and RSU exercised by employees during the years ended on December 31, 2007, 2006 and 2005 was $4,308, $26,164 and $78,228 respectively.

As of December 31, 2007 and 2006, the total unrecognized estimated compensation costs related to non-vested stock options granted prior to that date were $ 11,790 and $ 16,069 respectively which are expected to be recognized over a weighted average period of 1.31 and 1.45 years respectively.

The Company recorded during 2007 cash received from the exercise of stock options and RSU of $ 3,470.

The information regarding the options and RSUs outstanding as of December 31, 2007, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	271,301	6.22	3,625	$0.01	34,440	5.61	460	$0.01

Options	1,276,380	4.99	1,031	$23.87	848,754	4.74	1,031	$22.80

	1,547,681	5.20	4,656	$19.69	883,194	4.77	1,491	$21.92

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	221,202	6.20	2,955	$0.01
Options	1,218,883	4.96	1,031	$23.77

	1,440,085	5.15	3,986	$20.12

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s common stock as of December 31, 2007 ($ 13.37 per share).

The information regarding the options and RSUs outstanding as of December 31, 2006, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	3,530	$0.01	23,497	6.50	637	$0.01
Options	1,631,224	5.75	6,517	$23.58	713,511	5.06	4,560	$21.17

	1,762,151	5.80	10,047	$21.87	737,008	5.11	5,197	$20.49

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	3,551	$0.01
Options	1,605,504	6.27	6,364	$23.62

	1,736,431	6.30	9,915	$21.76

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s common stock as of December 29, 2006 ($ 27.13 per share).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The following table summarizes information relating to RSUs granted to employee, as well as changes to such awards during 2006 and 2007:

	Year Ended December 31, 2007
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	130,927	$24.70

Granted	264,123	$24.36
Exercised	(58,173)	24.64
Forfeited	(65,576)	26.42

Outstanding as of December 31, 2007	271,301	$24.17

	Year Ended December 31, 2006
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	-	-

Granted	177,035	$24.90
Exercised	(41,824)	26.21
Forfeited	(4,284)	27.71

Outstanding as of December 31, 2006	130,927	$24.70

The Company’s outstanding options and RSUs to consultants as of December 31, 2007 and 2006 are as follows:

1. As of December 31, 2007:

	Issuance date	Options for Ordinary Shares	Exercise Price per Share	Options Exercisable	Exercisable Through

RSU	May 8, 2006	28,977	$0.01	2,229	May 8, 2013
RSU	November 2, 2006	10,416	$0.01	1,488	November 2, 2013

		39,393		3,717

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

2. As of December 31, 2006:

	Issuance date	Options for Ordinary Shares	Exercise Price per Share	Options Exercisable	Exercisable Through

Options	October 20, 2003	45,065	$0.07	45,065	October 20, 2010
RSU	May 8, 2006	49,040	$0.01	4,460	May 8, 2013
RSU	November 2, 2006	14,880	$0.01	-	November 2, 2013

		108,985		49,525

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2007, 2006 and 2005 were:

	Year Ended December 31,
	2007	2006	2005

Weighted average exercise prices	$26.6	$25.99	$29.99

Weighted average fair value on grant date	$13.55	$12.24	$8.12

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2007 and 2006 was calculated using the binomial model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31
	2007	2006

Volatility	65%	65%
Risk-free interest rate	4.8%	4.36%-5.09%
Dividend yield	0%	0%
Post-vest cancellation rate *)	5%	0-5%
Suboptimal exercise factor **)	2	2-3
Expected life	3.04	3.17-5.65

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented here on an annual basis.

**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies’ with similar characteristics to the Company, i.e. profitability, for calculating volatility in accordance with SFAS 123(R). The computation of historical volatility was derived from the comparable companies’ historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 12 months ended December 31, 2007 and 2006 was 65%.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company’s employee stock options. Weighted average interest rate used for the 12 months ended December 31, 2007 and 2006 was 4.8% and 4.68 % respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2007 and 2006 was 0%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life derived from the binomial model was a weighted average of 4.07 and 3.04 years for options granted during the 12 months ended December 31, 2006 and 2007 respectively.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Pre-vesting forfeitures were estimated, in 2007 to be approximately 13.63% for options and 21.15% for RSU, for the full term of the award on a weighted average basis, based on historical experience.

The Company’s aggregate compensation cost for the year ended December 31, 2007 totaled $ 7,809 thousand.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for years ended December 31, 2007 and 2006, was comprised as follows:

	Year ended December 31,
	2007	2006

Cost of goods sold	$278	$267
Research and development	883	644
Sales and Marketing	4,514	5,054
General and administrative	2,134	2,291

Total equity-based compensation expense
before taxes	$7,809	$8,256

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

A summary of the status of the Company’s nonvested RSU granted to employees as of December 31, 2007 and 2006, and changes during the year ended December 31, 2007 and 2006, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value
		$

Non-vested at January 1, 2007	104,826	24.11

Granted	264,123	24.36
Vested	(66,512)	24.68
Forfeited	(65,576)	26.42

Non-vested at December 31, 2007	236,861	23.59

Nonvested shares	Shares	Weighted average grant date fair value
		$

Non-vested at January 1, 2006	-	-

Granted	177,035	24.90
Vested	(67,925)	25.94
Forfeited	(4,284)	27.71

Non-vested at December 31, 2006	104,826	24.11

C.	DIVIDENDS

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 15	–	INCOME TAXES

A.	Effective January 1 2007, the company adopted FIN 48.

Fin 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in tax return.

The implementation of Fin 48 did not have a significant impact on the company’s financial position or results of operations.

The Company recognizes interest and penalties related to income taxes in tax expenses line in its consolidated statements. The company has approximately $495 accrued for the payments of interest and penalties as of December 31, 2007.

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

Gross tax liabilities at January 1, 2007 (*)	$3,116
Increases in tax positions for prior years	-
Increases in tax positions for current years	2,997

Gross tax liabilities at December 31, 2007	$6,113

(*) All of Company’s gross tax liabilities as of January 1, 2007 were already accrued under prior GAAP before the adoption of FIN 48.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2008, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2007:

Israel	2006 - present
United States	2002 - present
Germany	2001 - present
Canada	2002 - present

B.	ISRAELI TAXATION

1.	Corporate Tax Rate

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26%, in 2009 and in 2010 and thereafter – 25%.

2.	Measurement of taxable income:

Commencing in taxable year 2007, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

Results for tax purposes, for the years 2006 and prior years, for the Company are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/US. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 15	–	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

3.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 15	–	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

5.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont.):

Out of the Company’s retained earnings as of December 31, 2007 approximately $137 million are tax-exempt earnings attributable to its Approved Enterprise programs and $55 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the “Alternative benefits program” (tax at the rate of 10%-25%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2007, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately up to $ 34 million (depending on the tax rate as described above). If income attributed to the Beneficiating Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately up to $ 14 million (depending on the tax rate as described above).

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

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 29%.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 15	–	INCOME TAXES (CONT.)

C.	NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

D.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2007	2006

Deferred tax assets, net
Net operating loss carryforward of subsidiaries	$15,248	$17,542
FAS 123R- compensation costs	2,594	1,170
Deferred tax asset from available-for-sale marketable securities	22	371
Impairment of available-for-sale marketable securities	1,444	-
Temporary differences	4,808	1,097

Total deferred tax asset before valuation allowance	24,116	20,180
Valuation allowance	(24,116)	(20,180)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

The Israeli subsidiaries have available carryfoward tax loss of $3,950 to offset against future tax profits for an indefinite period.

The Canadian subsidiary estimated total available carryforward tax losses of $219 to offset against future tax profits for an indefinite period.

The Company’s subsidiary in the United States has estimated total available carryforward tax losses of $33,604 to offset against future tax profits for periods of 15-20 years expiring between 2017-2022.

The company records a full valuation allowance against it’s deferred tax assets.

According to the provisions of SFAS 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Management currently believes that the subsidiaries history of losses is strong negative evidence against the removal of the valuation allowance and that it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 15	–	INCOME TAXES (CONT.)

D.	DEFERRED INCOME TAXES

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

E.	INCOME BEFORE TAXES ON INCOME

	Year Ended December 31,
	2007	2006	2005

Domestic	$30,240	$46,671	$40,446
Foreign	4,039	(5,528)	1,367

	$34,279	$41,143	$41,813

F.	TAXES ON INCOME

	Year Ended December 31,
	2007	2006	2005

Domestic (current taxes)	$2,493	$1,417	$750
Foreign (current taxes)	542	72	-

	$3,035	$1,489	$750

G.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the income statements is as follows:

	Year Ended December 31,
	2007	2006	2005

Income before taxes, as reported in the
consolidated statements of income	$34,279	$41,143	$41,813

Statutory tax rate	29%	31%	34%

Theoretical tax expenses (benefits) on the
above amount at the Israeli Statutory tax
rate	9,941	12,754	14,216
Decrease in taxes resulting from "Approved
Enterprise" benefits (1)	(14,172)	(14,368)	(12,864)
Difference in basis of measurement for tax
purpose	-	(1,769)	(240)
Change in valuation allowance, net	4,285	3,124	(533)
Non-deductible stock based compensation	2,263	1,684	-
Non-deductible expenses	451	134	68
Others	267	(70)	103

Actual tax expense	3,035	1,489	750

(1)	Per share amounts (basic) of the tax
	benefit resulting from the exemption	(0.51)	(0.59)	(0.53)

	Per share amounts (diluted) of the
	tax benefit Resulting from the
	exemption	$(0.50)	$(0.58)	$(0.47)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 16	–	FINANCIAL INCOME, NET

	Year Ended December 31,
	2007	2006	2005

Income:
Interest on cash equivalents	$505	$472	$377
Gain and interest on available-for-sale
marketable securities	8,423	5,111	2,332
Interest on short-term deposits and structured
note	310	333	1,011
Foreign currency transaction adjustments	465	1,025	(507)

Expenses:
Interest on short-term credit and bank
commissions	(245)	(127)	(85)
Loss on available-for-sale marketable
securities	(428)	(322)	(47)
Impairment of investments in marketable
securities	(5,776)	-	-

	$3,254	$6,492	$3,081

Note 17	–	MAJOR GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standard No. 131 “Disclosures about Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended and long-lived assets as of December 31, 2007, 2006 and 2005:

	2007		2006		2005
	Total Revenue	Long lived assets	Total Revenue	Long lived assets	Total Revenue	Long lived assets

North America	$80,489	$608	$66,582	$348	$54,406	$298
Europe	32,666	44	30,662	35	13,984	39
Asia Pacific	22,013	-	16,289	-	16,609	-
Israel	916	7,319	700	2,257	1,730	2,027
Others	4,912	-	2,743	-	677	-

	$140,996	$7,971	$116,976	$2,640	$87,406	$2,364

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollar in thousands, except share and per share data

Note 18	–	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2007	2006	2005

Numerator:
Net income	$31,244	$39,654	$41,063

Denominator:
Weighted-average number of shares
outstanding used in computing basic net
earnings per share	27,690,449	27,201,932	24,888,273
Dilutive effect: stock options and RSUs	190,041	398,786	2,775,589

Total weighted-average number of share
used-in Computing diluted net earnings per
share	27,880,490	27,600,718	27,663,862

Basic net earning per share	1.13	1.46	1.65
Diluted net earning per share	1.12	1.44	1.48

Anti-dilutive securities
The following outstanding options (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2007	2006	2005

Options to purchase ordinary shares	1,107,837	1,197,831	-

Note 19	–	SUBSEQUENT EVENTS

During 2008, the Company had settled certain income tax matters in Israel covering the years 2003-2005. As a result of the settlement of the tax matters, the Company will record a decrease in the liability related to unrecognized tax benefits relating to settlements with taxing authorities of $1,486 in 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SYNERON MEDICAL LTD. By: /s/ Doron Gerstel —————————————— Doron Gerstel Chief Executive Officer

Date: May 6, 2008

EXHIBIT INDEX

1.1	Articles of Association of Registrant, as amended on November 11, 2007.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)^.

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed on July 14, 2004).

12.(a).1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.(a).1	Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1	Consent of Independent Registered Public Accounting Firm.

^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request