Form 20-F/A
period 2007-12-31
Syneron Medical Ltd.
filed 2008-08-21
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes     ☒ No

EXPLANATORY NOTE

         This Amendment No. 1 to our annual report on Form 20-F/A (the “Amendment”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2008 (the “Form 20-F”), except for the certifications which speak as of the filing date of the Amendment.

         This Amendment is being filed to correct typographical errors in Items 6 and 15 of the Form 20-F.

         Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

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

         Our audit committee, acting pursuant to a written charter, is comprised of Dr. Anghel, who has been designated as the audit committee financial expert, Mr. Suesskind, and Ms. Yaffa Krindel. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

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

        Through April 30, 2008, we spent an aggregate of $9.1 million to repurchase 588,700 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)

November 1 - November 30	209,000	$15.622	209,000	$46,735
December 1 - December 31	257,000	15.272	466,000	42,810
March 1 - March 31	122,700	15.701	588,700	40,884

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following consolidated financial statements and related auditors’ report is filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Statements of Income	F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Changes in Shareholders' Equity	F-7-F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-47

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Registrant, as amended.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)^.

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed July 14, 2004).

12.(a).1**	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2**	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.(a).1**	Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1**	Consent of Independent Registered Public Accounting Firm.

*	Previously filed with the original Form 20-F, filed with the Commission on May 7, 2008

**	Filed herewith.

^	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No .1 to the annual report on its behalf.

SYNERON MEDICAL LTD. By: /s/ Doron Gerstel —————————————— Doron Gerstel Chief Executive Officer

Date: August 21, 2008

EXHIBIT INDEX

1.1*	Articles of Association of Registrant, as amended on November 11, 2007.

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1	Turn-Key Manufacturing Agreement by and between R.F.L. Technologies Ltd. and A' to Z' Electronics Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.3	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.4	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.5	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.6	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.7	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.9	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)^.

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our Form F-1 filed on July 14, 2004).

12.(a).1**	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2**	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.(a).1**	Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1**	Consent of Independent Registered Public Accounting Firm.

*	Previously filed with the original Form 20-F, filed with the Commission on May 7, 2008

**	Filed herewith.

^	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request