Form 20-F
period 2008-12-31
Syneron Medical Ltd.
filed 2009-03-24
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

As of December 31, 2008, the Registrant had 27,472,775 Ordinary Shares outstanding (excluding treasury shares).

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

☒ Yes     ☐ No

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

☐ Yes     ☒ No

        In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries. All references in this Annual Report on Form 20-F to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

        This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended, relating to future events or our future performance. The use of the words “projects,” “may,” “plans,” or “intends,” or words of similar import, identifies a statement as “forward looking.” The forward-looking statements included herein are based on current expectations that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that our markets will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that, in light of the current economic crises, there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D, “Key Information – Risk Factors.”

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

        The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and the selected consolidated statement of operations data for the fiscal years ended December 31, 2004 and 2005 have been derived from our audited financial statements not included in this Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated statement of income data for each of the years ended December 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(U.S. Dollars, in thousands, except per share and weighted average shares data)

Consolidated Statement of Operations Data:

Revenues	$57,918	$87,406	$116,976	$140,996	$114,979
Cost of revenues (1)	6,914	11,428	17,921	26,995	29,670

Gross profit	51,004	75,978	99,055	114,001	85,309
Operating expenses:
Research and development (1)	3,078	5,030	8,515	12,511	13,783
Selling and marketing (1)	19,625	25,188	46,434	58,605	54,064
General and administrative (1)	2,725	3,534	9,455	11,860	17,706
Other expenses (2)	-	3,494	-	-	-

Total operating expenses (1)(2)	25,428	37,246	64,404	82,976	85,553

Operating income (1)(2)	25,576	38,732	34,651	31,025	(244)
Financial income, net	2,384	3,081	6,492	3,254	3,862

Income before taxes on income	27,960	41,813	41,143	34,279	3,618
Taxes on income	(620)	(750)	(1,489)	(3,035)	(2,009)

Net income	$27,340	$41,063	$39,654	$31,244	$5,627

Net earnings per share:
Basic	$1.45	$1.65	$1.46	$1.13	$0.21

Diluted	$1.14	$1.48	$1.44	$1.12	$0.2

Weighted-average number of shares used in actual per share
calculations:
Basic	18,917	24,888	27,202	27,690	27,410

Diluted	24,083	27,664	27,601	27,880	27,521

(1) Includes the following stock-based compensation charges:

	Year ended December 31,
	2004	2005	2006	2007	2008

Cost of revenues	$-	$-	$267	$278	$51
Research and development	16	16	644	883	295
Selling and marketing	112	112	5,054	4,514	3,860
General and administrative	20	20	2,291	2,134	3,386

Total stock-based compensation charge	$148	$148	$8,256	$7,809	$7,592

(2) Consists of settlement and litigation costs in 2005 associated with litigation with competitors, and our secondary offering expenses.

	As of December 31,
	2004	2005	2006	2007	2008
	(U.S. Dollars, in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$93,432	$134,059	$171,676	$203,687	$216,922
Working capital	95,071	144,490	127,259	189,784	204,992
Total assets	109,546	170,281	225,241	269,276	281,286
Total liabilities	15,145	25,117	30,844	38,441	38,690
Retained earnings	36,612	77,675	117,329	148,573	154,338
Shareholders' equity	94,401	145,164	194,397	230,835	242,596

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

        This Annual Report on Form 20-F contains certain statements that are intended to be, and are hereby identified as, “forward-looking statements.” We have based these “forward-looking statements” on our current expectations and projections about future events, which are subject to risks and uncertainties. The Company’s actual future results may differ significantly from those stated or implied in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below.

Risks Related to Our Business and Industry

Recent difficult conditions in the global capital markets and the global economy materially affected our business and results of operations and may continue to harm our ability to raise capital or debt.

        As widely reported, the global credit markets and financial services industry have been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. Our results of operations are materially affected by the current economic turmoil, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets substantially increased in recent quarters. The global economic instability and uncertainty has had an adverse effect on our revenues and there can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on us and our ability to borrow money or raise additional capital. Similarly, our customers and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability or decision to purchase our product or to pay for our products that they do purchase on a timely basis, if at all.

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

        We have created products that apply our technology to rejuvenate the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal, wrinkle reduction, the treatment of acne and leg veins, treatment for the temporary reduction in the appearance of cellulite, reduction in thigh circumference, and fat removal. We introduced our first product, the Aurora, in December 2001, and since then, have expanded our product offerings to include eleven additional product platforms: Pitanga, Polaris, Galaxy, Comet, VelaSmooth, VelaShape, eLight, eLaser, eMax, LipoLite and eMatrix. Two of these products were recently introduced, and it is difficult for us to predict the success of these recently introduced products in the long term. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on adoption and acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology and other technologies that we develop. The rate of adoption and acceptance may be affected adversely by actual or perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades that we can sell to new and existing users of our products and that we will be able to identify new markets for our products.

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

        We may be unable, however, to continue to develop new upgrades, products and technologies at the rate we expect, or at all, which could adversely affect our expected growth rate. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

We may encounter difficulties in managing our growth which could limit our ability to increase sales and cash flow.

        In previous years, we have experienced significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management, as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. Continued growth would increase the challenges involved in:

—	expanding our sales and marketing infrastructure and capabilities;

—	expanding manufacturing capacity and scaling up production;

—	implementing appropriate operational and financial systems;

—	providing adequate training and supervision to maintain high quality standards; and

—	preserving our culture and values.

        Continued growth will place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Our financial results may fluctuate from quarter to quarter.

        Demand for our products varies from quarter to quarter, and these variations may cause revenue to fluctuate significantly from quarter to quarter. As a result, it is difficult for us to predict sales for subsequent periods accurately. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

—	the willingness of individuals to pay directly for aesthetic medical procedures, in light of the lack of reimbursement by third-party payors;

—	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

—	changes in our ability to obtain and maintain regulatory approvals;

—	increases in the length of our sales cycle;

—	performance of our independent distributors; and

—	delays in, or failure of, product and component deliveries by our subcontractors and suppliers.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

        Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of February 15, 2009, our patent portfolio consisted of 8 issued U.S. patents, one of which we purchased in December 2004 (with the corresponding US and international family members), and 33 patent applications pending in the United States (with an additional 31 applications pending internationally and 10 international patents), related to 40 patent families relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

        Third parties have claimed, and may from time to time claim, that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. For example, one of our competitors, Lumenis Ltd., sued us in 2002 for alleged unfair competition, misappropriation of trade secrets and alleged patent infringement. In March 2004, without admitting liability or any infringement of any of Lumenis Ltd.‘s patents, we entered into a settlement to resolve this litigation and entered into a license agreement for certain Lumenis patents, under which license fees were capped at $4.2 million. We paid in full the total amount during 2005. Another competitor, Thermage, Inc. sued us for alleged patent infringement in 2004. We filed a counterclaim, also alleging patent infringement, and this litigation was settled with the parties entering into a cross-licensing agreement in June 2005. Legal fees and our settlement costs in connection with our settlement with Thermage amounted to $2.2 million.

        In July 2004, Shaldot Metal Works Ltd., a privately owned Israeli company, sued us and Dr. Shimon Eckhouse, the chairman of our board of directors, claiming that our products infringe Shaldot’s Israeli patent. Shaldot sued us for monetary damages and requested an injunctive relief. In response we filed a counter claim against Shaldot. On October 9, 2007, without admitting any liability or infringement of the patent in suit, we entered into a settlement to resolve this matter and entered into a license agreement with Shaldot and its subsidiary, Qray Ltd., an Israeli medical start-up developing light-based products that impact cellular tissue, to whom the patent was assigned. Under this license agreement, we received a license to use and utilize the patent in any of our products. We agreed to pay Qray a one-time license fee of $0.1 million. In addition, we entered into a share purchase agreement with Shaldot and Qray whereby we invested $1.05 million in Qray in consideration for shares representing to 9% of Qray’s outstanding share capital. If Qray meets certain milestones within three and a half years from the closing of the transaction, we are obligated to invest an additional $0.45 million in Qray.

        On March 10, 2009 our subsidiary, Syneron Inc. was served with a complaint from Palomar Medical Technologies, Inc. The complaint alleges infringement of US Patents Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are each currently being reexamined by the U.S. Patent and Trademark Office based on different prior art. Syneron Inc.‘s response to the complaint is due May 10, 2009.

        We may also become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we did with the competitors described above, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

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

        Our products compete against products offered by public companies, including Candela Corporation, Cutera, Inc., Cynosure, Inc., Thermage, Inc., Palomar Medical Technologies, Inc. and Lumenis Ltd., as well as by private companies such as Sciton, Inc., UltraShape Ltd., Alma Lasers Ltd. and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis and chemical peels, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

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

        We are headquartered in Israel and have offices in the United States, Canada, Germany and Hong-Kong. We depend on third-party distributors in Europe, Asia, Australia, South Africa and South America. We also depend on relatively new direct sales operations to sell our products in North America. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenue in 2006, 2007 and 2008 was generated outside of Israel, primarily in North America, Western Europe and Asia. Only an immaterial portion of our revenues in 2006, 2007 and 2008 was generated in Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

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

        A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and Euros. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations in that jurisdiction, which may have a material adverse impact on our results of operations. During 2008, the New Israeli Shekel (average annual rate) appreciated against the U.S. dollar by approximately 14% compared to 2007, which contributed to an approximately 6% increase of operating expenses. In addition, during 2008, the Euro depreciated against the U.S. dollar by approximately 7%, which contributed to a decrease of approximately 2% in annual sales. Since the beginning of 2009, through February 15, 2009 the New Israeli Shekel depreciated against the U.S. dollar by approximately 6.5%, and the Euro depreciated against the U.S. dollar by approximately 12%. If the U.S. dollar continues to strengthen in value in relation to the shekel, it will become less expensive for us to fund our operations in Israel. If the Euro continues to depreciate against the U.S. dollar it will decrease our revenues from operations.

        Although we use hedging techniques to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus exchange rate fluctuations could have a material adverse impact on our results of operations.

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

        Most of our products are medical devices subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or pre-market approval (“PMA”) from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. To date, none of our devices passed via PMA and we believe that very few of our currently planned products are subject to PMA by the FDA. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed or are products with minor modifications from our cleared products and are therefore covered by Letter to File. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted 510(k) clearance to our new ST applicator for non-invasive wrinkle treatment a technique related to our ReFirme™ procedure. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product. As a result of these 510(k) clearances, we are now permitted to sell the Vela platform and our ReFirme™ procedure using our new ST applicator in the United States to physicians. In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin. In October 2006, the FDA granted 510(k) clearance to our LiteTouch product for dental laser treatment. As a result of this 510(k) clearance, we are now permitted to sell our LiteTouch product to dentists in the United States.

        Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly PMA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

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

        The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

—	warning letters, fines, injunctions, consent decrees and civil penalties;

—	repair, replacement, refunds, recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

—	operating restrictions or partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

—	withdrawing 510(k) clearance or pre-market approvals that have already been granted; and

—	criminal prosecution.

        If any of these events were to occur, it could harm our business.

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards, manufacturing operations could be halted, and our business would suffer.

        We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a shutdown of manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the United States, such as obtaining CE certification for the quality of our systems and products from the European authorizing body (KEMA) and electrical and safety certification from the Standards Institution of Israel, and failure to comply with such standards could adversely impact our business.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

        Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required for obtaining clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the United States, such as approvals for the use of our Aurora, Polaris, VelaSmooth, Galaxy and Comet product platforms in Korea and approvals for the use of our Aurora and Polaris product platforms in China, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

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

        In the United States, federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

        If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims since inception. To date, none of these disputes resulted in legal verdicts against us, although in some cases payments were made or might be made by an insurance carrier. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

We forecast sales to determine requirements for our products and if our forecasts are incorrect, we may experience either shipment delays or increased costs and inventory.

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

        Effective February 25, 2007, we entered into a Joint Development and Supply Framework Agreement with the Procter & Gamble Company for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the agreement, significant resources and the attention of key technical personnel and management will be directed to the development of such devices even though such devices may not be commercialized for several years, if ever. In addition, we cannot be sure that the agreement will result in marketable products or that we will receive payments for any products developed pursuant to the agreement. Procter & Gamble has the option under certain circumstances to terminate the agreement, including following the failure by us to successfully complete two milestones, and may exercise that option. If Procter & Gamble terminates the agreement, the price of our ordinary shares could fall significantly, and we will not receive certain royalty and other payments provided for in the agreement. If Procter & Gamble terminates the agreement, we may decide to proceed to develop and commercialize the device on our own or with a third party. However, there can be no assurance that we will be able to successfully implement such a decision and successfully bring a home-use device to the market.

We have invested a portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded an impairment charge in the fourth quarter of 2007 and during 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

        The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments may decline. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

        As of February 15, 2009, we held approximately $9.5 million in auction-rate securities, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Auction-rate securities are floating rate debt securities with long-term nominal maturities for which the interest rates are reset from time to time through a competitive bidding process often referred to as a “Dutch auction.” These periodic auctions have historically provided a liquid market for auction-rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at then-existing market rates or to liquidate their holdings by selling their securities at par value. As part of the ongoing credit market crisis, a number of auction-rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. Historically, when investor demand was insufficient, the banks running the auctions would step in and purchase the remaining securities to prevent an auction failure. Recently, however, banks have been allowing these auctions to fail.

        While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, the auction-rate securities held by us have experienced multiple failed auctions, as the amount of these auction-rate securities submitted for sale exceeded the amount of purchase orders for these auction-rate securities. As a result, we recorded a pre-tax impairment charge of approximately $5.8 million in the fourth quarter of 2007 and an additional $1.6 million during 2008. We cannot predict when the liquidity of these auction-rate securities will improve. We continue to monitor the market for auction-rate securities although there is no current secondary market for such securities. If the fair value of these investments were to decline, management would be required to evaluate whether such decline is “other than temporary.” The amount of any impairment loss which is determined to be other than temporary would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Note 3 of the notes to our consolidated financial statements for further information. A portion of our liquidity will be adversely affected to the extent that auctions for our auction-rate securities experience further failures.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Under current U.S., Canadian and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

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

        We are incorporated under the laws of the State of Israel and our principal executive offices and research and development facilities are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

        Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. However, in recent quarters, the global economic recession, instability and uncertainty has affected the economic conditions in Israel and it is currently expected that such conditions will continue in Israel throughout 2009. If the economic deterioration in Israel continues, it may adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

        In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

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

        We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and “Benefited Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making specified investments in property and equipment. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. In addition, these tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 was from paid-in capital as required by the financing condition of the approved plan. Under our next two tax benefit plans, which were approved under the amendment to the law of the Engorgement of Capital Investment 1959, we invested approximately $529,000 during 2004 and 2005 under the second plan and approximately $1,138,000 during 2006 and 2007 under the third plan. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

The government grants we received from 2000 to 2003 for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

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

Provisions of our articles of association, our shareholder rights plan, and Israeli law may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and negatively affect the price of our ordinary shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. As noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of our technology.

        In November 2008, our board of directors adopted a shareholder rights plan, under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares or commences a tender or exchange offer for 15 percent or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) ordinary shares. In addition, if, after a person acquires such ownership, we engage in a merger in which we are not the survivor or our ordinary shares are changed or exchanged, or we sell or transfer more than 50 percent of our assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary shares. Our board of directors may redeem the rights at a price of $.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares. The rights plan will continue in effect until November 9, 2009 unless earlier redeemed or amended by our board of directors.

        Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association.” for additional discussion about some anti-takeover effects of Israeli law.

        These provisions of Israeli law, our articles of association, and our shareholders’ rights plan, may delay, prevent or make difficult an acquisition of Syneron, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli Companies Law, 5759-1999 (Companies Law). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the Company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

        Our directors and executive officers, along with our two largest shareholders, in the aggregate, beneficially owned or controlled approximately 11.92% of our outstanding ordinary shares as of February 15, 2009. These shareholders are not prohibited from selling a controlling interest in us to a third party. While these shareholders do not have the right to appoint board members directly, these shareholders, acting together, could exercise significant influence over our operations and business strategy and may have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of any sale of our company.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our ordinary shares.

        We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, the payment of dividends may be considered as income which is non tax-exempt under the “Approved Enterprise” status of our facilities in Israel. We may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law, and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” status and not to distribute that income as dividends.

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

        We design, develop and market innovative aesthetic medical products based on our various technologies including our proprietary ELOS technology, which uses the synergy between electrical energy, including radiofrequency or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin and one minimally invasive product, which we introduced in February 2008, for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

        On March 8, 2005, certain selling shareholders completed a secondary offering, in which such selling shareholders sold an aggregate of 7,937,809 ordinary shares, including an aggregate of 1,264,174 shares that were exercised by option holders.

        In July 2005, we entered into an agreement to invest $1.5 million in Light Instruments Ltd. (“Light Instruments”), an Israeli start-up specializing in the development of advanced dental laser devices, in consideration for approximately 51% of Light Instruments’ outstanding share capital. As part of the investment agreement, we received the exclusive North American marketing and sales rights for 10 years following FDA clearance of Light Instruments’ product used for the treatment of oral soft and hard tissue. In July 2007, we entered into a share purchase agreement to purchase an additional 44% of Light Instruments’ outstanding share capital in consideration for an aggregate amount of up to $4.5 million. In October, 2008 we purchased an additional 5% of Light Instruments’ outstanding share capital, and we currently own 100% of Light Instrument.

        Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bi-polar radio frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality using wrinkle reduction – the ST, which received FDA clearance in March 2006.

        The eLaser™ platform combines diode laser technology with bi-polar radio frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bi-polar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of Syneron’s ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA. In October 2006, the FDA granted 510(k) clearance to our LiteTouch platform which is a dental laser system. As a result of this 510(k) clearance we are now permitted to sell the LiteTouch in the United States to dentists.

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

        On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd., an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then outstanding share capital in consideration of $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then outstanding share capital. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. In September 2008, Fluorinex received FDA approval for its product. In December 2008 we exercised the warrant granted to us by Fluorinex, and we currently hold 42.32% of Fluorinex’s outstanding share capital. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance of time known today. Unlike other electro-chemical based fluoride systems, no electric current passes through the patient’s tissue, thus enhancing the safety of the device.

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

        On November 8, 2007, we announced our first share repurchase program. Under this share repurchase program, we have repurchased, and may continue to repurchase our outstanding ordinary shares up to an aggregate amount of $50.0 million. Our repurchases under this share repurchase program may be made from time to time in the open market and may be initiated and discontinued by us at any time. Under this share repurchase program, we repurchased 588,000 ordinary shares of the Company at an aggregate price of $9.1 million.

        In the first quarter of 2008, we completed the development our new Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The tunable applicator, equipped with our SelecPulse™, allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar non-laser and non-light-based aesthetic device capable of creating a tunable ablation impact, simulating the effects of different types of ablative / coagulative lasers used for a range of aesthetic applications. These applications include tightening and resurfacing with minimal or no downtime. Matrix RF is being sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece will greatly increase ease of use for physicians performing the treatments. The Matrix RF features a single-use disposable treatment tip. Each applicator comes with 10 treatments tips at purchase. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently includes the Matrix IR applicator. In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the United States for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and use in dermatological procedures requiring ablation and resurfacing of the skin (FDA). In the third quarter of 2008, we commenced selling our Matrix RF applicator.

        In the first quarter of 2008, we also completed the development of our new LipoLite platform. Our LipoLite is a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety. For our customers, the LipoLite product is comfortable to use, upgradable to support future applications and fits easily on tabletops to save floor space in small operating rooms. In May 2008, our LipoLite platform received FDA 510(k) clearance in the United States for laser-assisted lipolysis and additional dermatological procedures. As a result of this clearance, we are currently permitted to sell our LipoLite platform in the United States. In the third quarter of 2008, we commenced selling our LipoLite platform in the United States.

        In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (“RBT”), an Israeli-based start-up that develops and advances a whole skin complexion whitening treatment. Under the agreement, Syneron agreed to purchase an aggregate of 31.57% of RBT’s outstanding share capital in consideration for up to US$ 3.0 million, and received a warrant to purchase an additional 6.32% of RBT outstanding share capital. As of February 15, 2009, we hold 15.78% of RBT’s outstanding share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product.

        In November 2008, we entered into an agreement with Inlight Corp, a San Diego-based development and research company, under which we purchased 100% of Inlight Corp.‘s outstanding share capital. We expect that Inlight’s innovative technology will enable us to release unique and highly competitive skin rejuvenation products during the first half of 2009. Inlight is currently developing a CO2 laser for fractional skin rejuvenation and we expect to introduce the product in the first quarter of 2009. We can discuss the fact that their first product to market will be a CO2 laser for fractional skin rejuvenation and that we expect to introduce the product in the second quarter of 2009.

        In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is EverCare Medical Group, the largest aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout the country and has been our distributor in China for the past two and a half years. Through this new Chinese subsidiary, we will be able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China will also provide training and after sales service and support. The first two offices of Syneron China were opened in Beijing and Guangzhou in August 2008. In addition, Syneron China intends to establish product demonstration centers in several areas in China.

        In December 2008, we launched our new eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the SelectPulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

Principal Capital Expenditures

        We had capital expenditures of approximately $2.2 million in 2008, approximately $5.8 million in 2007, and approximately $1.0 million in 2006. We expect that our capital expenditures will be approximately $1.0 million in 2009. We have financed our capital expenditures with cash generated from operations.

        Our capital expenditures in 2008 consisted of an acquisition of minority shares in subsidiaries ($1.3 million), investments in affiliated companies ($1.6 million), and purchase of computers and general equipment ($1.2 million). We expect our capital expenditures in 2009 to consist of additional investments in our affiliated companies and the purchase of computers and general equipment. Our capital expenditure in 2007 consisted primarily of an acquisition of a minority share in a subsidiary ($ 3.6 million), investments in affiliated companies ($2.6 million), leasehold improvements ($ 1.3 million), and purchase of computers and general equipment ($0.9 million). Our capital expenditures in 2006 consisted primarily of purchases of software, manufacturing equipment, lab equipment, test equipment, computers, software and enterprise resource planning (“ERP”) software.

B.	BUSINESS OVERVIEW

Overview

        We design, develop and market innovative aesthetic medical products based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, skin tightening, and one minimally invasive product, which we introduced in February 2008, for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues were $11.5 million in 2002, $35.0 million in 2003, $57.9 million in 2004, $87.4 million in 2005, $117.0 million in 2006, $141.0 million in 2007 and $115 million in 2008.

        Our family of aesthetic products is mostly based on our ELOS technology. Each product platform consists of one or more hand pieces and a console that incorporates the multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Our products can be easily upgraded by the user to perform additional applications by adding hand pieces and installing a software module in the console. We seek to deliver to our users the ability to generate increased practice revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty.

        We launched the Aurora, which was our first product platform, in December 2001. We introduced the Pitanga and the Polaris product platforms in 2003. In 2004, we introduced the Galaxy and the Comet product platforms.

        In 2005, we introduced the VelaSmooth product platform in the United States and a few upgrades for the Aurora, Galaxy and Comet product platforms. Our products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bi-polar radio frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a new skin tightening modality, the ST. The eLaser™ platform combines diode laser technology with bi-polar radio frequency and offers ultra fast hair removal, as well as upgradeability to Syneron’s leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bi-polar radio frequency with multiple forms of light energy and diode laser energy to deliver the complete range of Syneron’s ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA. In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the United States and CE Mark certification in the European Union for the reduction of circumference of the body. This announcement marks the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

        In the first quarter of 2007, we launched the LiteTouch platform that can be used for treatment of oral soft and hard tissue. The LiteTouch is a compact, lightweight and portable device, it has a small footprint, which saves important floor space and is easily integrated into any dental clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

        In the second quarter of 2007, we completed the development of a new Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for consistent and effective treatment for wrinkles.

        In the first quarter of 2008, we introduced our new Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The tunable applicator equipped with our SelecPulse™, allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar non-laser and non-light-based aesthetic device capable of creating tunable ablation impact, simulating the effects of different types of ablative / coagulative lasers used for a range of aesthetic applications. These applications include tightening and resurfacing, with minimal or no patient downtime. Matrix RF will be sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece will greatly increase ease-of-use for physicians performing the treatments. The Matrix RF will also feature a single-use disposable treatment tip. Each applicator comes with 10 treatments tips at purchase. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently includes the Matrix IR applicator.

        In the first quarter of 2008, we also introduced our new LipoLite platform. Our LipoLite is a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety. For our customers, the Lipolite product is comfortable to use, upgradable to support future applications and fits easily on tabletops to save floor space in small operating rooms. In May 2008, our LipoLite platform received FDA 510(k) clearance in the United States for laser-assisted lipolysis and additional dermatological procedures. As a result of this clearance, we are currently permitted to sell our LipoLite platform in the United States. In the third quarter of 2008, we commenced selling our LipoLite platform in the United States.

        In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the United States for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and use in dermatological procedures requiring ablation and resurfacing of the skin (FDA).

        In December 2008, we launched our new eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the SelectPulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

        We have received 510(k) clearances from the FDA for all of the professional applications mentioned above. We sell our products in more than 50 countries through a direct sales force of approximately 40 employees in North America and more than 50 distributors in Europe, the Middle East, Asia-Pacific, South Africa and Central and South America. As of December 31, 2008, we had an installed base of over 11,700 products.

The Syneron Solution

        Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, which, when used together, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have relied solely on optical energy sources or solely on radiofrequency energy.

        Optical energy is absorbed in chromophores that may be blood or melanin in, for example, hair follicles and skin pigments. Water is a chromophore as well, depending on the optical energy wavelength used. Light has a typical depth of penetration of approximately 0.5 to 2.0 millimeters. Epidermal pigmentation may limit the amount of optical energy that can be used without burning or damaging the skin. Radiofrequency, or RF, energy differs from optical energy because it is not absorbed by the chromophore. Our products use two electrodes to deliver RF energy, or bipolar RF energy. The distance between the two electrodes controls the depth of penetration of the bipolar RF energy. In our products, we have selected the distance between the two electrodes to enable a depth of penetration of the bipolar RF energy of up to approximately 5.0 millimeters in facial applications and hair removal and up to approximately 25 millimeters in body contouring and cellulite applications, which permits the treatment of a broad range of dermal and subdermal aesthetic problems. Our products also contain a mechanism which simultaneously cools the skin’s surface and decreases the skin’s conductivity, pushing the RF energy even deeper into the skin. The use of RF energy enables real-time measurement of skin impedance, which allows our products to provide real-time feedback for every pulse, improving control of skin temperature and enhancing safety.

        When used together, RF and optical energy produce a unique synergistic effect. Optical energy is used first to heat the target and decrease its resistance to RF energy. The RF energy is attracted to the areas that have been preheated by the optical energy, which results in more selective heating of the target. Heating a target structure will require less total energy with RF and optical energy combined than with optical energy alone. Using less total energy translates into enhanced safety, decreases the risk of burning the skin and allows the treatment of darker skin.

        Our ELOS technology is embedded in most of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include: enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns.

Our Products

        Our products address a wide range of treatment alternatives, as summarized in the table below.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

Aurora	Hair Removal,	Physicians	Light + RF	U.S.: Third Quarter 2002
	Improving the skin's			Rest of World: Fourth Quarter 2001
appearance(2), Acne treatment

Pitanga	Hair Removal,	Aestheticians	Light + RF	Rest of World: Fourth Quarter 2003
	Acne treatment	Medical Spas

Polaris	Wrinkles reduction,	Physicians	Laser + RF	U.S.: Fourth Quarter 2003
	Leg Veins treatment,			Rest of World: Second Quarter 2003
Other Vascular Lesions
treatment

Galaxy	Hair Removal, Improving the	Physicians	Light + RF / Laser	U.S.: Second Quarter 2004
	skin's appearance(2), Acne		+ RF	Rest of World: Second Quarter 2004
treatment,
Wrinkles reduction,
Leg Veins treatment,
Other Vascular Lesions
treatment

Comet	Hair Removal	Physicians	Laser + RF	U.S.: Fourth Quarter 2004
		Aestheticians		Rest of World: Fourth Quarter 2004

VelaSmooth	Appearance of Cellulite,	Physicians	Light + RF+ Vacuum	U.S.: Second Quarter 2005
	Thigh circumference	Aestheticians	+ Massage	Rest of World: First Quarter 2005
	reduction (in 2007), Body	Medical Spas
contouring

eStyle	Hair Removal, Improving the	Aestheticians Spas	Light + RF	Rest of World: First quarter 2006
skin appearance,
Acne treatment ,Wrinkles
reduction (ST)

eLight	Hair Removal, Improving the	Physicians	Light + RF	U.S.: First quarter 2006
	skin's appearance(2), Acne			Rest of World: First quarter 2006
treatment, Wrinkles
reduction(ST)

eLaser	Wrinkles treatment, Leg	Physicians	Laser + RF	U.S.: First quarter 2006
	Veins treatment, Other			Rest of World: First quarter 2006
Vascular Lesions treatment;
Hair removal

eMax	Hair Removal, Improving the	Physicians	Light + RF / Laser	U.S.: First quarter 2006
	skin's appearance(2), Acne		+ RF	Rest of World: First quarter 2006
treatment, Wrinkles
reduction, Leg Veins
treatment, Other Vascular
Lesions treatment, and
wrinkles with the ST
applicator

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

VelaShape	Appearance of Cellulite,	Physicians	Light + RF+ Vacuum	U.S.:Third Quarter 2007
	Reduction of thigh	Aestheticians	+ Massage	Rest of World: Third quarter 2007
	circumference	Medical Spas

LipoLite	Laser-assisted lipolysis	Physicians	Laser	U.S.: Third Quarter 2008

eMatrix	Ablation and resurfacing of	Physicians	RF	U.S.: Fourth Quarter 2008
	the skin			Rest of World: Forth quarter 2008

LiteTouch	Dental Laser	Dentists		U.S.: First quarter 2007
Rest of World: First quarter 2007

(1)	Regulatory clearance has been received in the United States and Europe for each indicated application for all products, and in China for the Aurora and Polaris products. In each market in which our products are sold, other than the United States and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Sales and Marketing

        We market our products to dermatologists, plastic surgeons and other cosmetic physicians in North America and medical and non-medical practitioners outside North America. In North America, we continue to target the larger market of primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, and other practitioners who have started incorporating aesthetic procedures into their practices, along with the developing medical spa market. We also focus on additional aestheticians throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

        We sell our products in 50 countries around the world primarily through a combination of more than 50 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 40 individuals. Our U.S. and Canadian sales efforts are headquartered in Irvine, California, and we manage several separate territories in the United Stated and Canada. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, South Africa, the Asia-Pacific region and South and Central America.

        Our customer support strategy in North America is to offer our customers Continuing Medical Education (“CME”) accredited offsite training courses such as our “advanced fotofacial workshop” for physicians and office staff. We also strive to provide our customers with a predictable cost of ownership, including minimal ongoing maintenance. In North America, we offer a three-year, parts and services warranty that covers disposable applicator parts and regular system maintenance. The small size and weight of our system enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the case of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

Revenues by Geographic Market

Region	Year ended December 31,
	2006		2007		2008
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage

North America	$66,582	56.9%	$80,489	57.1%	$60,202	52.4%
Europe	30,662	26.2	32,666	23.2	33,005	28.7
Asia-Pacific	16,289	13.9	22,013	15.6	16,967	14.7
Israel	700	0.7	916	0.6	581	0.5
Others	2,743	2.3	4,912	3.5	8,224	3.7
Total	116,976	100.0	140,996	100.0	114,979	100

Manufacturing

        We use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use three separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000 and EN46001 as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by testing each product at our warehouse and through extensive involvement in the production process at the facilities of our subcontractors.

        The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase end products from the manufacturers on a purchase order basis. The contracts have one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party four months’ written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers.

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

Research and Development

        Our research and development activities are conducted internally by a research and development staff consisting of 63 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our existing ELOS platform as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2009: a new product for circumferential reduction, a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary ELOS technology.

        Until 2007, our research and development efforts have been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. In 2007, our research and development efforts focused in the development of technologies, which are not based on our existing ELOS platform. Our gross research and development expenditures were $5.0 million in 2005, $8.5 million in 2006, $12.5 million in 2007, and $13.8 million in 2008. We estimate our gross research and development expenditures for 2009 will be $10 million.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of February 15, 2009, our patent portfolio consisted of 8 issued U.S. patents, one of which we purchased in December 2004 (with the certain U.S. and international family members), and 33 patent applications pending in the United States (with an additional 31 applications pending internationally and 10 international patents), related to 40 patent families relating to our technology and products. One of our patents relates to treating the skin by deforming it, applying RF energy to it, and massaging it. This patent was issued in December 2003, and it will remain in force until March 2022, subject to payment of maintenance fees. Our second patent, which relates to skin treatments using a combination of RF and optical energy, covers our ELOS technology. This patent will remain in force until October 2020, subject to payment of maintenance fees. Our third patent, acquired in December 2004, covers, among other things, methods for the controlled contraction of collagen using RF energy. It will remain in force until May 2014, subject to payment of maintenance fees. Our fourth patent, which was issued in May 2005, is directed to systems and methods for treating the skin using RF energy. This patent will remain in force until November 2021, subject to payment of maintenance fees. Our fifth patent is directed to systems and methods for treating the skin with electromagnetic radiation, in which an electrical response of the skin to an applied voltage is measured, and a parameter of the radiation is adjusted based on the measurement. This patent issued in September 2005, and, subject to the payment of maintenance fees, will remain in force until August 2021. Our sixth patent, which was issued in May 2006, is directed to methods for selective thermal destruction of a skin target by RF current. This patent will remain in force until June 2024, subject to payment of maintenance fees. Our seventh patent, which was issued in July 2007, is directed for multi directional application of light to treatment area. This patent will remain in force until January 2024, subject to payment of maintenance fees. During 2006, we purchased a patent family from PolyOptics Ltd., (and the inventor, Henry Israel) which included a pending US application and a PCT application. This patent will remain in force until 2012.

        We expect to file future patent applications in the United States. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, People’s Republic of China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, Elure, Refirme, VelaShape and LipoLite. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

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

        On March 10, 2009 our subsidiary, Syneron Inc. was served with a complaint from Palomar Medical Technologies, Inc. The complaint alleges infringement of US Patents Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are each currently being reexamined by the U.S. Patent and Trademark Office based on different prior art. Syneron Inc.‘s response to the complaint is due May 10, 2009.

        All professional employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. In most cases, we also require them to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality and assignment agreements will be enforceable or that they will provide us with adequate protection.

Competition

        Our industry is subject to intense competition. We compete against products offered by public companies, including Candela Corporation, Thermage Inc., Cutera Inc., Cynosure Inc. and Palomar Medical Technologies Inc., as well as by private companies such as Sciton Inc., Reliant Technologies Inc., Lumenis Ltd., Alma Lasers Ltd. and several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

        Competition among providers of laser and other light-based products for the aesthetic medical market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers of entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser, light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Additional competitors may enter the market and we are likely to compete with new companies in the future. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by, these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.

Government Regulation

        Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

—	product design and development;

—	product testing;

—	software validation;

—	product manufacturing;

—	product safety;

—	product labeling;

—	product storage;

—	record keeping;

—	pre-market clearance or approval;

—	advertising and promotion;

—	production; and

—	product sales and distribution.

        Each of our products currently marketed in the United States has received 510(k) clearance or has Letter to File documentation for the uses for which they are being marketed.

        FDA’s Pre-market Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or pre-market approval (“PMA”) from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a registration or a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring PMA. All of our current products that are being marketed in the United States are class II devices.

        510(k) Clearance Pathway. When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. By regulation, the FDA is required to clear, negotiate or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

        Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearances to market our Aurora platform of products for hair removal in July 2002 and for superficial vascular and pigmented lesions in October 2002. We received FDA clearance for the treatment of acne with the Aurora and the Pitanga products in February 2004. We received FDA clearances to market our Polaris product platform for leg vein treatment as well as other types of vascular lesions in April 2003. We received FDA clearance for wrinkle treatment with the Polaris products in December 2003. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product. In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin.

        Pre-market Approval Pathway. PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process or through registration. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

        Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:

—	quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process (including an annual laser report);

—	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or "off-label" uses;

—	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

—	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

—	fines, injunctions, consent decrees and civil penalties;

—	recall or seizure of our products;

—	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

—	operating restrictions, partial suspension or total shutdown of production;

—	refusing our requests for 510(k) clearance or pre-market approval of new products or new intended uses;

—	withdrawing 510(k) clearance or pre-market approvals that are already granted; and

—	criminal prosecution.

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

        The primary regulatory environment in Europe is that of the European Union, which consists of 27 countries encompassing most of the major countries in Europe. Three member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking (a “CE Mark”), indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. In the second quarter of 2003, we received certification for ISO 13485:2003. An ISO 13845:2003 certificate reflects the voluntary adoption of harmonized standards; however, compliance with such standards establishes a presumption of conformity with the essential requirements for a CE Mark. In the third quarter of 2001, our facility was granted a CE Mark approval certification. The ISO 13485:2003 and the CE Mark approval are valid until 2010.

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

C.	ORGANIZATIONAL STRUCTURE

        We have six active subsidiaries as follows:

—	Syneron GmbH., which is a wholly-owned subsidiary of ours and was established in Germany in August 2001 to market and sell our products in Europe.

—	Syneron Inc. and Syneron Canada Corp., which are wholly-owned subsidiaries and were established in 2002 in Delaware and Toronto, Canada, respectively, to market and sell our products in North America.

—	Syneron Medical (HK) Ltd., which is a wholly-owned subsidiary and was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia since January 2007.

—	Light Instruments Ltd., which is a wholly-owned subsidiary of ours as of October 2008.

—	Inlight Corp., which is a wholly owned subsidiary of ours as of November 4, 2008.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel pursuant to a lease that expires in December 2010. We have an option to extend our lease for an additional two year period. We, and our subsidiary Light Instruments Ltd. occupy approximately 36,600 square foot in this leased facility in Yokneam Illit. Our German subsidiary leases a 8,350 square foot facility in Germany pursuant to a lease renewable on a yearly basis. Our U.S. subsidiary leases a 2,212 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in October 2011. Our Canadian subsidiary leases a 14,257 square foot facility in Richmond Hill, Ontario, Canada pursuant to leases that expire in July 2012. Our Hong-Kong subsidiary leases a 2,814 square foot facility in Hong-Kong pursuant to a lease that expires in June 2010. Inlight Corp. leases a 840 square foot facility in Irvine, California, pursuant to a lease which is renewable on a monthly basis. We believe that our properties are adequate to meet our current needs.

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

Overview

        We design, develop and market innovative aesthetic medical products mostly based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite thigh circumference and skin tightening, and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption, and that our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

        We were incorporated in the State of Israel in July 2000. During 2000 and 2001, our primary activity was the development and approval of our first product platform, the Aurora, which utilizes our ELOS technology. We received our CE Mark approval in Europe in November 2001 and launched sales of the Aurora product platform in December 2001. We received 510(k) clearance from the FDA for hair removal for the Aurora product platform in July 2002. In October 2002, we received 510(k) clearance from the FDA to market the Aurora product platform for the treatment of superficial benign vascular and pigmented lesions. In August 2002, we introduced the Aurora product platform commercially in the United States.

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

        In July 2005, we entered into an agreement to invest $1.5 million in Light Instruments Ltd. in consideration for approximately 51% of Light Instruments’ outstanding share capital. As part of the investment agreement, we received the exclusive North American marketing and sales rights for 10 years following the FDA clearance of Light Instruments product used for the treatment of oral soft and hard tissue. On July 2, 2007, we entered into a share purchase agreement to purchase approximately 44% of Light Instruments’ outstanding share capital in consideration for an aggregate amount of up to $4.5 million. In October 2008, we purchased an additional 5% of Light Instruments’ outstanding share capital, and we currently own 100% of Light Instruments.

        As of February 15, our North American Sales force consists of 40 salespeople in five territories, each with a dedicated regional manager.

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

        In the first quarter of 2007, we launched the LiteTouch platform, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The new LiteTouch platform is a compact, lightweight and portable laser system which makes the use of the device very similar to mechanical drills. The LiteTouch system has a small footprint, which saves important floor space and allows it to easily integrate into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

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

        On November 8, 2007, we announced our first share repurchase program. Under this share repurchase program, we have repurchased, and may continue to repurchase, our outstanding ordinary shares up to an aggregate amount of $50.0 million. Through February 15, 2009, we repurchased 588,000 ordinary shares at a total price of $9.1 million under this share repurchase program.

        In the first quarter of 2008, we completed development of our new Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The tunable applicator, equipped with our SelecPulse™, allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar non-laser and non-light-based aesthetic device capable of creating a tunable ablation impact, simulating the effects of different types of ablative / coagulative lasers used for a range of aesthetic applications. These applications include tightening and resurfacing with minimal or no downtime. Matrix RF is being sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece will greatly increase ease-of-use for physicians performing the treatments. The Matrix RF features a single-use disposable treatment tip. Each applicator comes with 10 treatments tips at purchase. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently includes the Matrix IR applicator. In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the United States for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and use in dermatological procedures requiring ablation and resurfacing of the skin (FDA). In the third quarter of 2008, we commenced selling our Matrix RF applicator.

        In the first quarter of 2008, we also completed the development of our new LipoLite platform. Our LipoLite is a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety. For our customers, the LipoLite product is comfortable to use, upgradable to support future applications and fits easily on tabletops to save floor space in small operating rooms. In May 2008, our LipoLite platform received FDA 510(k) clearance in the United States for laser-assisted lipolysis and additional dermatological procedures. As a result of this clearance, we are currently permitted to sell our LipoLite platform in the United States. In the third quarter of 2008, we commenced selling our LipoLite platform in the United States.

        In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops and advances a whole skin completion whitening treatment. Under the agreement, Syneron agreed to purchase an aggregate of 31.57% of RBT’s outstanding share capital in consideration for up to US $ 3.0 million, and received a warrant to purchase an additional 6.32% of RBT outstanding share capital. As of February 15, 2009, we hold 15.78% of RBT’s outstanding share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product.

        In November 2008, we entered into an agreement with Inlight Corp, a San Diego-based development and research company, under which we purchased 100% of Inlight Corp.‘s outstanding share capital. We expect that Inlight’s innovative technology will enable us to release unique and highly competitive skin rejuvenation products during the first half of 2009. Inligh is currently developing a CO2 laser for fractional skin rejuvenation and we expect to introduce the product in the second quarter of 2009.

        In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is EverCare Medical Group, the largest aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout the country and has been our distributor in China for the past two and a half years. Through this new Chinese subsidiary, we will be able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China will also provide training and after sales service and support. The first two offices of Syneron China were opened in Beijing and Guangzhou in August 2008. In addition, Syneron China intends to establish product demonstration centers in several areas in China.

        In December 2008, we launched our new eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the SelectPulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

Revenues

        Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable and we do not have any obligation to customers after the date on which products are delivered.

        We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment as well as other products, which we developed. For the year ended December 31, 2008, our revenues totaled $115 million. From inception through December 31, 2008, we sold over 11,700 products worldwide. For the year ended December 31, 2008, we derived approximately 2.3% of our revenue from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

        We directly sell our products primarily in the United States, Canada, and to a lesser extent, in China, Hong Kong and Germany, and use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2008, we derived 48.1% of our revenue from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2008, we had approximately 40 salespeople in North America and distributors in more than 50 countries. We believe that our sales will increase over time as we continue to introduce new products with new applications.

        The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2007 and 2008:

	Percent of Sales
Region	Year ended December 31, 2007	Year ended December 31, 2008

North America	57.1%	52.4%
Europe	23.2	28.7
Asia-Pacific	15.6	14.7
Israel	0.6	0.5
Others	3.5	3.7
Total	100.0%	100.0%

Cost of Revenues

        Our cost of revenues consists of the cost of manufacture and assembly of our products by third party manufacturers. These costs primarily include materials, components and labor used by our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because our product technology, design and engineering does not require highly sophisticated, time intensive labor for assembly and testing and our products use the off-the-shelf discrete components, we are able to experience low manufacturing costs and relatively high gross margins.

        Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. The cost of revenue as a percentage of revenues increased from 2007 to 2008 due to an increase in sales of products that are more expensive to manufacture, an increase in the cost of infrastructure required to run our service operations and an increase in costs in write-offs of inventory. We anticipate that this trend may continue.

Research and Development Expenses

        Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products.

Selling and Marketing Expenses

        Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, as well as management and administration expenses in support of sales and marketing in our subsidiaries. We expect our selling and marketing expenses to increase slightly as a percentage of revenues, as a result of expansion of our marketing efforts.

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

Taxes on Income

        Our facilities in Israel were granted the status of “Approved Enterprise” and the status of “Benefited Enterprise” (The new program under the Law for the Encouragement of Capital Investments, 1959), both entitling us to a ten-year exemption from Israeli corporate tax. The “Approved Enterprise” and “Benefited Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources, such as gains from sales of marketable securities and interest earned on cash, cash equivalent and marketable securities. We will seek to maintain the “Approved Enterprise” and the “Benefited Enterprise” status by meeting the necessary conditions with respect to our future capital investment programs thus extending our “Approved Enterprise” benefits beyond the first ten years. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Approved and Benefited Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli Tax please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, warranty reserves, income taxes, litigation and stock-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

        Marketable securities. In accordance with SFAS 157, the Company measures marketable securities and auction rate securities at fair value. Marketable securities are classified within Level 1 or Level 2. This is because marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant. Due to the current economic environment in which there is a lack of market activity for auction rate securities, the Company has been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value. The Company with its third party advisor estimated the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period. These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller. Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. The Company’s management is generally required to classify its investments into one of three investment categories under U.S. GAAP: trading; held to maturity; or available-for-sale. The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify our investments as available-for-sale. During 2008, 2007, and 2006, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

        FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value.

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

        Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin No. 104 (“SAB 104”), when each of the following four criteria are met:

—	There is persuasive evidence of an arrangement;

—	delivery of product has occurred;

—	the fee is fixed or determinable; and

—	collection is probable.

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

        We compute an allowance based upon a specific customer account review of our customers. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, investigation into their financial status, as well as consideration of their payment history with us. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowance may be required. If we determine, based on our assessment, that it is probable that a customer will be unable to pay, we will write off the account receivable. Revenue from some product sales to end users in North America includes multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

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

        Inventory write-down. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements and competitive pressures in products and prices. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate our ability to realize the value of our inventory based on combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future values and new product instructions. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and absolute inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such as cost of goods sold at the time of such determination. When recorded, our reserves are intended to reduce the carting value of our inventory to its net realizable.

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

        We used the Black-Scholes option pricing model in 2003 and 2004 and the Binominal model for options granted thereafter to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, the post-vesting forfeiture rate, the suboptimal exercise factor and our expected annual dividend yield. Expected volatilities are based on historical volatilities of similar companies. As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The post-vesting forfeiture rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

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

        Fair Market Measurements. The performance of fair value measurements is an integral part of the preparation of financial statements in accordance with generally accepted accounting principles. Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants to sell or transfer such an asset or liability. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the asset or liability requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of certain assets and certain liabilities and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Results of Operations

Years Ended December 31, 2007 and December 31, 2008

        Revenues. Revenues in 2008 decreased by $26 million, or 18.4%, from $141 million in 2007 to $115 million. The decrease was primarily attributable to the global financial crisis, a weakness in US economy as well as in the rest of the world, combined with a tightening of credit terms available to our customers.

        Cost of Revenues. The cost of revenues increased by $2.7 million in 2008, from $27.0 million in 2007 to $29.7 million. The increase in cost of revenues was primarily attributable to a reduction of the average sales price of our products, a one-time inventory write-off and our overhead expenses which remained fixed while our sales volume was reduced.

        Research and development. Research and development expenses increased by $1.3 million, from $12.5 million in 2007 to $13.8 million in 2008. As a percentage of revenues, research and development expenses increased from 8.9% in 2007 to 12% in 2008. The increase was primarily attributable to a 14% strengthening of the NIS against the US$. Research and development expenses for the year ended December 31, 2008 included $0.3 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $0.9 million of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2007.

        Selling and Marketing Expenses. Selling and marketing expenses decreased by $4.5 million, from $58.6 million in 2007 to $54.1 million in 2008. As a percentage of revenues, selling and marketing expenses increased from 41.6% in 2007 to 47% in 2008. The decrease in selling and marketing expenses was primarily attributable to a reduction of revenue in 2008. Selling and marketing expenses for the year ended December 31, 2008 included $3.9 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $4.5 million of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2007.

        General and Administrative Expenses. General and administrative expenses increased by $5.8 million, from $11.9 million in 2007 to $17.7 million in 2008. As a percentage of revenues, general and administrative expenses increased from 8.4% in 2007 to 15.4% in 2008. The increase in general and administrative expenses was primarily attributable to a provision for doubtful debts and legal fees. General and administrative expenses for the year ended December 31, 2008 included $3.4 million of stock-based compensation expenses recorded under SFAS 123(R) in comparison to $2.1 of stock-based compensation expenses recorded under SFAS 123(R) for the year ended December 31, 2007.

        Financial Income. Financial income increased by $0.6 million, from $3.3 million in 2007 to $3.9 million in 2008. The increase in financial income was primarily attributable to interest earned on our increasing cash balance offset partially by a low interest rate and by an impairment charge of $5.8 million and $1.6 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities in the year ended December 31, 2007 and 2008 respectively. As a percentage of revenues, financial income increased from 2.3% in 2007 to 3.4% in 2008.

        Taxes on Income. Income taxes decreased by $5 million, from income tax expense in the amount of $3.0 million in 2007 to income tax benefit in the amount of $2.0 million in 2008. As a percentage of revenue, taxes on income changed from 2.15% in 2007 to 1.7% in 2008. The decrease in taxes on income was primarily attributed to a reverse of the prior year’s provision resulting from final tax assessment reached with the Israeli tax authorities. As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise,” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Benefited Enterprise,” such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $34.04 million as of December 31, 2008 as compared to approximately $38.0 million as of December 31, 2007. We have recorded a valuation allowance for the deferred taxes on these losses since it is more likely than not that we will not be able to offset such losses against future income. In addition we have capital loss for tax purposes on marketable securities resulting from the U.S. dollar/NIS fluctuation rate. We had loss carry forwards of approximately $38.0 million. The Company provided a valuation allowance with respect to the above mentioned capital loss to reduce deferred tax assets to amounts which are more likely than not to be realized during 2009 (see also Note 15d to the consolidated financial statements).

Years Ended December 31, 2006 and December 31, 2007

        Revenues. Revenues in 2007 increased by $24 million, or 20.5%, from $117 million in 2006 to $141 million. The increase was primarily attributable to increased unit sales as a result of continued extensive efforts in Asia, South America, Europe and North America which resulted in an increase in the market share of Syneron products.

        Cost of Revenues. Cost of revenues increased by $9.1 million in 2007, from $17.9 million in 2006 to $27.0 million. The increase in cost of revenues was primarily attributable to the increase in the number of products manufactured and sold. As a percentage of revenue, cost of revenues increased from 15.3% in 2006 to 19.1% in 2007 due to change in our geographical product mix.

        Research and development. Research and development expenses increased by $4.0 million, from $8.5 million in 2006 to $12.5 million in 2007. As a percentage of revenues, research and development expenses increased from 7.3% in 2006 to 8.9% in 2007. The increase was primarily attributable to expansion of our research and development staff, its materials, and the development of new products such as our Matrix RF applicator, VelaShape and LipoLite. Research and Development expenses for the year ended December 31, 2007 included $0.9 million of stock-based compensation expenses recorded under SFAS 123(R).

        Selling and Marketing Expenses. Selling and marketing expenses increased by $12.2 million, from $46.4 million in 2006 to $58.6 million in 2007. As a percentage of revenues, selling and marketing expenses increased from 39.7% in 2006 to 41.6% in 2007. The increase in selling and marketing expenses was primarily attributable to an increase in personnel costs, sales force, and marketing activities associated with the expansion of our activities in North America, Europe, Asia-Pacific and South America. Selling and Marketing expenses for the year ended December 31, 2007 included $4.5 million of stock-based compensation expenses recorded under SFAS 123(R).

        General and Administrative Expenses. General and administrative expenses increased by $2.4 million, from $9.5 million in 2006 to $11.9 million in 2007. As a percentage of revenues, general and administrative expenses increased from 8.0% in 2006 to 8.4% in 2007. The increase in general and administrative expenses was primarily attributable to an increase in personnel costs associated with the expansion of our finance and other management functions needed to support our overall growth. General and Administrative expenses for the year ended December 31, 2007 included $2.1 million of stock-based compensation expenses recorded under SFAS 123(R).

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

        Taxes on Income. Income taxes increased by $1.5 million, from $1.5 million in 2006 to $3.0 million in 2007. As a percentage of revenue, taxes on income increased from 1.3% in 2006 to 2.15% in 2007. As an “Approved Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise,” and we pay taxes only on income from other sources which are not integral to our approved enterprise such as interest on marketable securities. Our subsidiaries had loss carryforwards of approximately $38.0 million in 2007 as compared to approximately $50.0 million in 2006. We have recorded a valuation allowance for the deferred taxes on these losses since it is more likely than not that we will not be able to offset such losses against future income.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From December 31, 2002 through August 10, 2004, we funded our operations principally from private placements of our preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. Since August 10, 2004, we have been using the proceeds from our initial public offering and our working capital to fund our operations. On March 8, 2005, certain selling shareholders completed a secondary offering, in connection with which we received net proceeds of approximately $1.6 million from the exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from the exercise of options. As of February 15, 2009, we did not have any outstanding or available debt financing arrangements.

        As of December 31, 2008, we had working capital of $205 million, and our primary source of liquidity was $217 million in cash, cash equivalents and marketable securities and cash flow from operations. Approximately $9.5 million of the marketable securities that we held as of December 31, 2008 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the recent ongoing credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of approximately $5.8 million in the fourth quarter of 2007 and an additional charge of $1.6 million during 2008. We cannot predict when the liquidity of these auction-rate securities will improve. Please see Item 3.D. “Key Information – Risk Factors” for further details regarding our auction-rated securities.

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

        Net Cash Provided By Operating Activities. Net cash provided by operating activities was $37.3 million in 2006, $47.8 million in 2007, and $20.4 million in 2008. The change in net cash provided by operating activities reflects a decrease in sales activities. During 2008, trade receivables, other account receivables and prepaid expenses decreased as a result of a decrease in sales activities. In 2007, we incurred an impairment charge of $5.8 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities. In 2008 we increased the impairment charge with additional $1.6 million.

        Net Cash (Used In) Investing Activities. Net cash provided by (used in) investing activities was $(34.7) million in 2006, $(17.4) million in 2007 and provided by $10.9 million in 2008. Cash used in investing activities is primarily attributable to marketable securities. For the year ended December 31, 2006, we invested $1.0 million in capital expenditures, which consisted primarily of purchases of a patent family, software, manufacturing equipment and general equipment. For the year ended December 31, 2007, we invested $8.4 million in capital expenditures, which consisted primarily of an acquisition of a minority share in a subsidiary ($3.6 million), investment in affiliated companies ($2.6 million), leasehold improvements ($1.3 million), and computers and general equipment ($0.9 million). For the year ended December 31, 2008, we invested $4.1 million in capital expenditures, which consisted primarily of a purchase of minority shares in our subsidiaries ($1.3 million), investment in affiliated companies ($1.6 million) and a purchase of computers and general equipment ($1.2 million).We expect our capital expenditures in 2009 will be approximately $1 million and will consist of computers and general equipment.

        Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $0.3 million in 2006, ($3.7) million in 2007 and ($1.3) million in 2008. Net cash provided by financing activities in 2006 was primarily attributable to the proceeds of the exercise of stock options and the sale of restricted shares units. Net cash used in 2007 financing activities was attributed to the proceeds of exercise of options and the sale of restricted shares units in the amount of $3.5 million. This was offset by the Company’s repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of in the amount of $7.2 million. Net cash provided by financing activities in 2008 was primarily attributable to the company’s repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of $1.9 million, offset by reimbursement of share issuance expenses ($0.6) million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Our research and development activities are conducted internally by a research and development staff consisting of 63 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2009 including a new product for circumferential reduction, a new product line for aestheticians and the cosmetic market; and products for home use using Syneron’s proprietary ELOS technology.

        Prior to 2007, our research and development effort has been focused on the development of products that leverage our existing ELOS platform rather than developing new technologies. In 2007 our research and development efforts focused on the development of technologies that are not only based on our existing ELOS technology. Our gross research and development expenditures were $8.5 million in 2006, $12.5 million in 2007, and $13.8 million in 2008. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

        In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin.

        We intend to continue the development of new products and procedures in the medical aesthetic market in order to maintain the growth in revenue and net income.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual commitments as of December 31, 2008 excluding royalty payments commitments, such as amounts due to the Israeli Office of Chief Scientist, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Uncertain tax positions (1)	$5,052
Operating leases (2)	$3,631	$1,683	$1,805	$143	$-

(1)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

(2)	Consists of operating leases for our facilities and motor vehicles

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth information regarding our executive officers and directors as of February 15, 2009:

Name	Age	Position(s)

Dr. Shimon Eckhouse	64	Chairman of the Board of Directors
Louis Scafuri	57	Chief Executive Officer
Doron Gerstel	49	Former Director and Chief Executive Officer
Fabian Tenenbaum	35	Chief Financial Officer
Dr. Michael Anghel	70	External Director
Marshall Butler	82	Director
Yaffa Krindel	54	Director
David Schlachet	64	Director
Dan Suesskind	65	External Director

        Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., ColorChip Ltd., Ventor Medical Technologies Ltd., Tulip Ltd., and Navotek Ltd. Dr. Eckhouse was a co-founder of ColorChip and served as its chairman from 2003 to January 2004 and again since 2007, and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

        Louis Scafuri was appointed our Chief Executive Officer on February 2, 2009. From 1983 until 1999, Mr. Scafuri held various executive and sales positions with GE Marquette Medical Systems. In his last position with GE Marquette Medical Systems, Mr. Scafuri served as its COO and President. From 1999 to 2001, Mr. Scafuri served as the COO of ESC Medical, where he was in charge of the global sales, R&D and Operations of the company. From 2002, Mr. Scafuri acted as an entrepreneur and angel investor in medical device and medical aesthetic companies in the U.S. Mr. Scafuri holds a B.Sc. degree in biology from Cornell University in Ithaca, NY.

        Doron Gerstel was appointed our Chief Executive Officer on May 14, 2007 and was elected as a director of the Company as of December 23, 2008. On February 2, 2009, Mr. Gerstel ceased to be our Chief Executive Officer and a director of the Company. Previously, Mr. Gerstel served as our President of Syneron North America since May 2006. Prior to that Mr. Gerstel was a co-founder of Zend Technologies Inc., a private technology company that creates modern open source web infrastructure, where he served as President and Chief Executive Officer from its inception in 1999 until May 2006. Prior to his founding of Zend, Mr. Gerstel was VP Operation of Lumenis Ltd. (formerly ESC Medical Systems), a public company that develops, manufacturers and sells laser and light-based devices. Mr. Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an M.B.A. from Tel Aviv University.

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

        Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the Chief Executive Officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1980, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel also served as a director of major publicly listed corporations and a number of financial institutions and providence funds. Dr. Anghel is currently a director of Evogene Ltd., Dan Hotels Ltd., Analyst Provident Fund, Partner Communications Company Ltd., Straus Group and several other private companies, including Gravity Visual Effects & Design Ltd. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University teaching in the areas of finance and corporate strategy. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel is the Chairman of the Executive Program of the Graduate School of Business Administration of Tel Aviv University. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

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

        Yaffa Krindel has served as a director since November 2005. She is currently serving as a General Partner in Tamarix Ventures, a private cleantech venture capital partnership headquartered in Herzliya, Israel. From 1997 until 2007 Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc.), a data communication systems company for the enterprise market. From 1993 to 1997 she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd.), a Point-to-Multipoint (PMP) Broadband Wireless Access company headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of : Fundtech Ltd. (NASDAQ: FNDT), Voltaire Ltd. (NASDAQ: VOLT), OrSense Ltd. and Siano Inc. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

        David Schlachet served as our Chief Executive Officer from November 2005 until May 14, 2007, when he resigned as our Chief Executive Officer and was appointed to our board of directors. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Elite Holdings, in addition to his position in Straus Elite Holdings. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed EzChip (formerly LanOptics Ltd.). In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd. and Adgar Investments and Developments Ltd. As of November 2008, Mr. Schlachet was nominated to serve as a director in the Tel Aviv Stock Exchange (TASE) and as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

        Dan Suesskind has served as a director since November 2004. Until 2008, Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. since 1976. Mr. Suesskind served as Teva’s Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2001. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind is a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, board member of Ness Technologies Inc., and a board member of Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

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

        The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2008 was approximately $321,000. This amount includes payment to our Chairman of the board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2008 was approximately $2.2 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2008, other than reimbursements for travel expenses.

        As of February 15, 2009, our directors and officers (9 persons, including Doron Gerstel, a former director and chief executive officer of the Company) had outstanding options to purchase 2,446,060 ordinary shares with exercise prices ranging from $0.01 to $27.73. 13,375 of these options will expire in the year 2011, 4,000 of these option will expire in the year 2012, 408,249 of these options will expire in the year 2013, 15,000 of these options will expire in the year 2014, 1,555,436 of these options will expire in the year 2015, and 450,000 will expire in 2016.

        For a description of the plans pursuant to which such options were granted please see Item 6.E, “Share Ownership” below.

C.	BOARD PRACTICES

Board of Directors

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, requires issuers to comply with various corporate governance practices. Our board of directors currently consists of six directors, four of whom are independent, and our audit committee consists of three directors, all of whom are independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

        In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than 7 and no fewer than three directors. Our board of directors consists of six directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2008, the term of the first class expired and Mr. David Schlachet and Mr. Doron Gerstel were elected for a three-year term. Mr. Doron Gerstel has ceased to serve on the board in February 2009. At our annual general meeting to be held in 2009, the term of the second class, consisting of Mr. Butler and Ms. Krindel, will expire, and the directors elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2010, the term of the third class, consisting of Dr. Eckhouse, will expire and the director elected at that meeting will be elected for a three-year term. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected. Any director elected following the removal or resignation of one of the directors, shall serve until the third annual meeting of the shareholders following the meeting in which he was elected.

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

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

External Directors

        We are subject to the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. Our external directors are Dr. Anghel and Mr. Suesskind. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise.” The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

        A director has “professional expertise” if he or she satisfies one of the following:

—	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

—	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

—	the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

        A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

—	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

—	the functions of the external auditor and the obligations imposed on such auditor;

—	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

        A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

        An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6A. – Directors and Senior Management” is an office holder.

        A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time, a director of the other company is acting as an external director of the first company. Until the lapse of two years from the termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either director or indirectly, including through a corporation controlled by that person.

        External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

—	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of our company.

        The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director. Dr. Michael Anghel and Dan Suesskind serve as our external directors.

        External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of an external director must be determined prior to the person’s consent to serve as an external director.

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

        Our audit committee, acting pursuant to a written charter, is comprised of Dr. Anghel, who has been designated as the audit committee financial expert, Mr. Suesskind, and Ms. Krindel. All of the audit committee members have been determined to be independent as defined by the applicable NASDAQ and SEC rules.

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

        Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Krindel and Mr. Butler. The composition and functions of the compensation committee meet the requirements of the Nasdaq Global Select Market rules, with which we comply voluntarily. All of the compensation committee members have been determined to be independent as defined by the applicable Nasdaq rules. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and determines salaries and bonuses for our Chief Executive Officer and incentive compensation for our other employees.

        Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Krindel and Mr. Butler. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the rules of the Nasdaq Global Select Market, with which we comply voluntarily. All of the nominating committee members have been determined to be independent as defined by the applicable Nasdaq rules.

Internal Auditor

        Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ezra Yehuda, C.P.A. (Isr). The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of an accounting firm which specializes in internal auditing.

D.	EMPLOYEES

        The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2006	2007	2008

Management, administration and operations	39	44	58
Research and development	40	43	63
Selling and marketing	195	193	179
Total	274	280	300

Israel	83	113	141
North America	175	151	140
Asia-Pacific	5	5	10
Europe	10	10	9
South America	1	1	0

        Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Industry, Commerce & Employment.

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

        Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2008, our accrued severance pay funds totaled $0.2 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount of which the employee contributes approximately 12% and the employer contributes approximately 6%.

        In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

        In accordance with our policy and the provisions of the Extension Order, we make contributions to the Pension Fund and/or Insurance Policy. Therefore, all our obligations to pay severance pay are covered by the aforementioned contributions, in accordance with Section 14 of the Severance Pay Law and the Extension Order or any other applicable law.

E.	SHARE OWNERSHIP

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 15, 2009 by our executive officers and directors:

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of February 15, 2009 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 24,479,775 ordinary shares outstanding on February 15, 2009.

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse(1)	2,729,147	9.93%
Yaffa Krindel	*	*	%
Marshall Butler	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Schlachet(2)	*	*	%

Louis Scafuri	*	*	%
Doron Gerstel(3)	*	*	%
Fabian Tenenbaum	*	*	%
All directors and executive officers as a group (9 persons)	3,348,710	11.92%

* equals less than 1%

(1)	Includes 2,287,331 shares held by Starlight Capital Ltd and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares.

(2)	Mr. Schlachet ceased to serve as our Chief Executive Officer on May 14, 2007.

(3)	Mr. Gerstel ceased to serve as our Chief Executive Officer in February 2009.

Employee Benefit Plans

        As of December 31, 2008, we had 15,931 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

        On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2008, we had 3,942,178 options and RSUs outstanding.

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

        Options granted to employees under the 2003 Plan generally vest over three to four years from the grant date. Any option not exercised within seven years of the grant date will expire unless extended by the board of directors. If we terminate the engagement with a grantee for cause, all of his or her vested and unvested options expire immediately. If we terminate the engagement with a grantee for any other reason or the grantee resigns, the grantee may exercise his or her vested options within six months of the date of termination. A grantee who terminates his or her engagement with us due to death or disability may exercise his or her options (or in case of death, by the estate or the legal successor of the grantee) within 12 months of the date of death or disability. In case of retirement, the post-retirement period of exercise is set at the discretion of the board of directors or the compensation committee. Any expired or terminated options return to the plan and are automatically cancelled.

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

        Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 United States, Canada and Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants.

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

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 15, 2009 by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

        Beneficial ownership of shares is determined in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of February 15, 2009 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 27,479,775 ordinary shares outstanding as of February 15, 2009.

	Bumber of Shares Neneficially Owned	Percentage of Outstanding ordinary Shares

The Baupost Group, LLC (1)	3,086,619	11.23%
Starlight Capital Ltd.(2)	2,287,331	8.32%
Brandywine Global Investment Management, LLC (3)	1,677,918	6.11%

(1)	The information is solely based upon Amendment No. 3 to Schedule 13G filed with the SEC on February 12, 2009 by the Baupost Group, LLC (“Baupost”), SAK Corporation and Seth A. Klarman. SAK Corporation is the Manager of Baupost. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. Securities reported on the Schedule 13G as being beneficially owned by Baupost includes securities purchased on behalf of various investment limited partnerships.

(2)	A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family.

(3)	The information is solely based upon Amendment No. 1 to Schedule 13G filed with the SEC on February 17, 2009 by Brandywine Global Investment Management, LLC. Brandywine Global Investment Management, LLC has the sole voting power over 1,667,918 of these ordinary shares and the shared dispositive power over all of these ordinary shares.

        To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been: (i) the sale by Cititrust Bahamas Ltd., which is a trust that was created for the benefit of our retired Chief Technology Officer and director, Dr. Michael Kreindel, of part of its holdings pursuant to 10b5-1 plans, (ii) the increase in the percentage ownership held by the Baupost Group, LLC from 5.52% (based on a Schedule 13G filed on February 13, 2007) to 11.23% (based on a Amendment No. 3 to Schedule 13G filed on February 12, 2009), (iii) the purchase by Brandywine Global Investment Management, LLC of our ordinary shares, based on a Amendment No.1 to Schedule 13G filed on February 17, 2009.

        Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

        To our knowledge, as of February 15, 2009, we had 9* stockholders of record who were registered with addresses in the United States. These holders in the United States were as of such date, the holders of record of approximately 9.8%* of our outstanding ordinary shares.

* Includes the Depository Trust Company

B.	Related Party Transactions

Agreements with Directors and Officers

        Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, including our directors, undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “Item 10.B Memorandum And Articles Association – Exculpation, Indemnification and Insurance of Directors and Officers.”

Registration Rights

        Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd., European High-Tech Capital S.A. and Marshall Butler. Starlight Capital Ltd. and European High-Tech Capital S.A. are controlled by foundations which have been established for the benefit of family members of Dr. Shimon Eckhouse, the chairman of our board of directors. Dr. Eckhouse disclaims beneficial ownership of the shares held by these companies. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. As of February 15, 2009, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Shareholders’ Rights Plan

        In November 2008, our board of directors adopted a shareholder rights plan, under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares or commences a tender or exchange offer for 15 percent or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) ordinary shares. In addition, if, after a person acquires such ownership, we engages in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary shares. Our board of directors may redeem the rights at a price of $.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares. The rights plan will continue in effect until November 9, 2009 unless earlier redeemed or amended by our board of directors.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

        Our audited consolidated financial statements for the year ended December 31, 2008 are included in this Annual Report on Form 20-F under Item 18, “Financial Statements.”

        Legal Proceedings.

        On December 31, 2007, Torkaman and Torabi Dental Corporation filed a complaint against us, Syneron Inc. and Scott Cote. Plaintiff alleges that we represented that dentists who purchased our products did not need to have a medical doctor or other medically trained personnel operate the device and that it could be legally operated by an aesthetician. Plaintiff alleges that it purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on our misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by us. Our insurance carrier is not expected to cover this complaint. We intend to vigorously defend its position in this case. Please also see Item 3.D, “Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.”

        On March 10, 2009 our subsidiary, Syneron Inc. was served with a complaint from Palomar Medical Technologies, Inc. The complaint alleges infringement of US Patents Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are each currently being reexamined by the U.S. Patent and Trademark Office based on different prior art. Syneron Inc.‘s response to the complaint is due May 10, 2009.

         On or before March 27, 2009, we expect to receive $3,975,000 as consideration for the resolution of a dispute.

        For other legal proceedings see also Notes 13c and 19 to our consolidated financial statements.

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

        None.

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

        Nasdaq Global Market

	Price per share (US$)
	High	Low

Yearly highs and lows
2004	$39.0	$15.58
2005	46.91	23.05
2006	32.72	17.81
2007	28.12	13.37
2008	18.04	5.88

Quarterly highs and lows

2007
First quarter	28.12	28.12
Second quarter	27.39	27.39
Third quarter	26.10	26.10
Fourth quarter	24.25	24.25
2008
First quarter	17.77	13.35
Second quarter	18.04	14.51
Third quarter	17.25	12.70
Fourth quarter	14.13	5.88
2009
First quarter (through March 23, 2009)	8.74	4.55

Monthly highs and lows

September 2008	16.97	12.70
October 2008	14.13	7.75
November 2008	10.07	5.88
December 2008	9.14	6.40
January 2009	8.74	6.66
February 2009	7.69	5.20

On March 23, 2009, the closing price of our ordinary share as quoted on Nasdaq Global Select Market was $5.86

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

        Set forth below is a summary of certain provisions of our Amended and Restated Articles of Association, as adopted by our shareholders on November 7, 2007, and Israeli law affecting our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association and such law. On November 7, 2007 our shareholders adopted the amended and restated articles of association of the Company (for the purposes of this Item, the “Amended Articles”)

Register Number and Purposes of the Company

        Our registration number with the Israeli Companies Registrar is 51-298651-4. Pursuant to Section 4 of our Amended Articles we may engage in any type of lawful business as may be determined by our board of directors from time to time.

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

        Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Amended Articles provide that the board of directors may declare and distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

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

Ownership of Shares; Transfer of Shares; Notices

        Our Amended Articles and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to individuals and entities that are residents of countries in a state of war with Israel, and except with respect to entities which are controlled by residents of countries in a state of war with Israel.

        Our fully paid ordinary shares are issued in registered form and are freely transferable under our Amended Articles.

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

        Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Companies Law, our external directors serve for three years, which may be renewed for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company (such requirement is not applicable to the first three-year renewal). The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the Board of Directors be held by different persons. However, the Companies Law further provides that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting shareholders present (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

        The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

        An external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including the Nasdaq Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

        Regulations adopted under the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters, which are typical to the sector in which the company works and of companies with the same size and complexity as of the company;

(2)	The duties and obligations of the auditing accountant; and

(3)	Preparing of financial statements and their approval according to applicable law, including securities law.

        The regulations also provide that a director with professional qualifications is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in other field which is relevant to the role;

(3)	He has experience of at least five years in one of the following, or that he has cumulative experience of at least five years in two or more of the following:

(a)	A senior position in the business management of a corporation which has a significant scope of business;

(b)	A senior public position or in a senior role in the public service; or

(c)	A senior position in the company’s major fields of business.

        According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Amended Articles.

        The board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise is 1.

        The board of directors determined that Dr. Michael Anghel has accounting and financial expertise as described in the regulations promulgated pursuant to Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

        On September 29, 2008, Amendment No. 8 to the Companies Law came into effect. The amendment states that a publicly traded company will be able to determine the number of independent directors that will serve on the company’s board of directors. The amendment also sets a recommendation as to the number of independent directors a public company should appoint to their board: (i) companies with a controlling shareholder – one third; and (ii) other companies – a majority of the board. A Majority of our board members are independent as required by Nasdaq rules, which are different than the independence standard of the Companies Law.

        Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum (approximately $28,326) and NIS 3,470 (approximately $852) per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In 2008, these regulations were amended to allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

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

        In addition, the Companies Law preserves provisions of its predecessor, the Companies Ordinance, dealing with arrangements between a company and its shareholders. These arrangements may be used to effect squeeze out transactions in which the target company becomes a wholly owned subsidiary of the acquirer. These provisions generally require that the merger be approved by at least 75% of the shares of participating shareholders and a majority of the shareholders voting at a shareholders meeting. In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

        A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds 150,000,000 NIS (approximately $37,000,000, an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds 10,000,000 NIS each (approximately $2,450,000, an amount which is adjusted on an annual basis), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

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

        Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

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

Exculpation, Indemnification and Insurance of Directors and Officers

        Our Amended Articles allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders where the office holder is a director. Our Amended Articles also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

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

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our Amended Articles for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 50.0% of the shareholders equity outstanding at the time a claim for indemnification is made.

C.	MATERIAL CONTRACTS

        For a description of the material terms of our Patent License and Settlement Agreement with Lumenis Inc. and Lumenis Ltd., and of our Patent License and Settlement Agreement with Thermage, Inc., please see Item 4.B, “Information on the Company – Business Overview – Intellectual Property”.

        For a short description of the material terms of our agreements with our manufacturers, please see Item 4.B, “Information on the Company – Business Overview – Manufacturing.”

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

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. This rate was reduced to 26% in 2009 and had been scheduled to be reduced to 25% in 2010 and beyond. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise/Privileged Enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        Tax benefits prior to the 2005 Amendment

        The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be granted the status of an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

        The tax benefits call for taxable income of a company that has been granted the status of approved enterprise on a specific investment program to be subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years, commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the “Time Limit”).

        Additionally, a company that has been granted the status of an approved enterprise on all or part of its operations may elect to receive a grant of money from the government or an alternative track of tax benefits under the Investments Law (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the approved enterprise program. The length of time of this exemption will depend on the geographic location of the approved enterprise within Israel. After the exemption period lapses, the company will be eligible for the reduced tax rate discussed in the previous paragraph for the remainder of the benefit period. The Time Limit imposed on the Tax Benefit does not limit this exemption under the Alternative Track.

        The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company is qualifies as a Foreign Investors’ as defined below, there is no such time limitation. The company must withhold this tax at the source.

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

        Under the Alternative Track, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the Alternative Track is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

        Tax benefits under the 2005 Amendment

        An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of 3 years from the date of commencement of the beginning of the year the privileged enterprise was operated (reduced to a period of 2 years under certain conditions).. According to the amendment, only approved enterprises receiving cash grants require the prior approval of the Investment Center.

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

        In order to receive the tax benefits, the amendment states that a company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years, ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of these tax benefits is limited to the earlier of 7 to 10 years from the Commencement Year or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, according to one of the following, which may be applicable to us:

—	Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) with respect to the gross amount of the dividend that we may distribute. The company is required to withhold tax on such distribution at a rate of 15%; or

—	A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the flat rate of 11.5% on income of the Privileged Enterprise (the “Irish Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Privileged Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

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

        Currently we have three approved programs under the Investments Law, which entitles us to some tax benefits. The first program under the Law before the amendment (Approved Enterprise) and the second and third after the amendment (Privileged Enterprise). The above mentioned approved programs are subject to the Alternative Track provisions, which allows for a ten years period of exemption of taxes for undistributed income.

        A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

        The tax benefits attributable to our current Approved Enterprises and Privileged Enterprise are scheduled to expire in phases by 2016.

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it was precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated (the “Cooling Period”). In November 2008, the law was amended to shorten the Cooling Period to two years.

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

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of the Company Shareholders

        Dividends

        According to the investment law any distribution of dividend from income attributed to an Approved Enterprise or a Privileged Enterprise under the Investments Law will generally be subject to tax in Israel at the rate of 15% A tax rate of 4% will be applied in respect of dividend distributed to a non-Israeli resident from income derived by a Privileged Enterprise under the Irish Track), subject to a reduced rate under any applicable double tax treaty (see below the description of relevant provisions of Israel U.S. double tax treaty in respect of dividend income).

Any distribution of dividend from income, which is not attributed to an “Approved Enterprise”/Privileged Enterprise, will be subject to tax, at the following rates:

        Israeli resident

—	Individual – The distribution of dividend by an Israeli resident company to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period).

—	Corporation – Dividend distributed by an Israeli resident corporation to another Israeli resident corporation will be generally exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Non Israeli resident

        Under the Israeli income tax ordinance non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Significant Shareholder” (as defined above), those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and U.S. the following rates will apply in respect of dividend distributed by an Israeli resident company to a U.S. resident:

(i)	If the U.S. resident is a corporation which holds at the taxable year which precede the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%.

(ii)	If both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Investment Law the tax rate is 15%.

(iii)	In all other cases, the tax rate is 25%.

The afore-mentioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        Withholding tax at source from dividend distributed by the company

        An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend, from the amount distributed, at the following rates:

        The dividend distributed from an income attributed to the Approved Enterprise/Privileged Enterprise

—	Israeli resident corporation - 15%.

—	Israeli resident individual - 15%.

—	Non-Israeli resident – 15% subject to a reduced tax rate under an applicable double tax treaty (4% in respect of dividend distributed from income derived by a Privileged Enterprise under the Irish Track, subject to a reduced tax rate under an applicable double tax treaty)..

        The dividend distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise

—	Israeli resident corporation - 0%.

—	Israeli resident individual - 20%.

—	Non-Israeli resident - 20% subject to a reduced tax rate under an applicable double tax treaty

        Capital Gain Tax

        General

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) they are shares or a right to a share in an Israeli resident corporation (iii) they represent a directly or indirectly rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        Inflationary Surplus, that accrued until December 31, 1993, is subject to a tax rate of 10% while Inflationary Surplus that accrued after this date is exempt from any tax.

        Capital Gain Tax Applicable to Israeli Resident Shareholders

        The Capital gain accrued at the sale of an asset purchased on or after January 1, 2003 will be taxed as follows:

—	Individual – The real capital gain will be subject to tax at the rate of 20%. If the shareholder is a Significant Shareholder” (see aforementioned) or if the capital gain derived by an individual claiming deduction of financing expenses in respect of such gain, the real capital gain will be taxed at the rate of 25%.

—	Corporation – The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008, 26% in 2009).

        The Capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 47% in 2008) and the regular corporate tax rate for corporations (27% in 2008, 26% in 2009) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Capital Gain Tax Applicable to Non-Israeli Resident Shareholders

        Capital gain from the sale of the Shares by a non-Israeli shareholder are exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange (shares purchased on or after 1.1.2009 are not subject to this condition) (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; and (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder.

Capital gain is also reportable on the annual income tax return.

        Taxation of investors engaged in a business of trading securities

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (27% – tax rate (in 2008, 26% in 2009) for a corporation and a marginal tax rate of up to 47% (in 2008, 46% in 2009) for individual). If the shareholder is a non-Israeli resident then such taxation is subject to the provision of any applicable double tax treaty.

        Withholding at source from capital gains upon the sale of traded securities

        Either the seller and the Israeli stockbrokers and the financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain. at the rate of 25% in respect of a corporation and 20% in respect of an individual.

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

        Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “Passive Foreign Investment Company Considerations” below.

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

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

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

        Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 75% of our total revenues for the year ended December 31, 2008. Substantially all of the remaining 25% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar and NIS and U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate may have a material impact on us.

        Interest Rate Risk. We do not have any outstanding loans and therefore, our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 33% of our cash balances in bank deposits and the remainder primarily in securities issued by the United States, by non-U.S. governments and by high quality U.S and non U.S corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

        Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2008, we held $9.5 million in auction-rate securities (ARS). The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2008. During fiscal 2008, we sold approximately $4.1 million of the ARS held at December 31, 2007. The recovery of the remaining $9.5 million ARS held is based upon market factors which are not within our control.

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

        Pursuant to our initial public offering, we sold an aggregate of 5,000,000 ordinary shares at a per share offering price of $12.00. Our net aggregate proceeds (after underwriting discount and expenses) amounted to approximately $54 million. The amount of the underwriting discount paid by us in the initial public offering was approximately $4.2 million and the expenses of the offering, not including the underwriting discount, were approximately $2.0 million, consisting of, among other things, SEC registration fees, NASD filings fees, Nasdaq Global Select Market listing fees, Israel stamp duty and legal and accounting fees. The payments of these expenses did not constitute direct or indirect payments to our directors, officers, major shareholders or affiliates.

        To date, the net proceeds of the offering were invested in term deposits in U.S. banks, government bonds and corporate bonds in accordance with our investment guidelines as adopted by our audit committee. We still intend to use the proceeds in the manner set forth in our prospectus of August 5, 2004.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        We have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that we have in place effective controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

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

        During the years 2007 and 2008, we were billed the following aggregate fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2007 (in thousands)	2008 (in thousands)

Audit Fees(1)	542	595
Tax Fees(2)	49	170
Audit Related Fees(3)	24	162
Total	615	927

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

(3)	Audit related services rendered by Ernst & Young during 2008 were mostly in connection with due diligence review conducted with respect to potential acquisitions.

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

        Through February 15, 2009, we spent an aggregate of $9.1 million to repurchase 588,700 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)

November 1 - November 30, 2007	209,000	$15.622	209,000	$46,735
December 1 - December 31, 2007	257,000	15.272	466,000	42,810
March 1 - March 31, 2008	122,700	15.701	588,700	40,884

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        Our, and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-52, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F-3
Consolidated Balance Sheets	F-4 F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Changes in Shareholders' Equity	F-7-F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-52

ITEM 19.	EXHIBITS

1.1	Articles of Association of Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2007, filed May 7, 2008).

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.3	Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)^.

4.4	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.5	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.6	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.7	Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.8	Joint Development and Supply Framework Agreement dated as of February 25, 2007 by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)^.

4.9	Shareholders’ Rights Agreement dated as of November 11, 2008 by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, filed November 12, 2008)

8.1*	List of Subsidiaries of the Registrant.

12.(a).1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.(a).2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.(a).1*	Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

^	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Consolidated
Financial Statements

As of December 31, 2008

In U.S. Dollars

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Consolidated
Financial Statements
As of December 31, 2008

In Thousands of U.S. Dollars

C O N T E N T S

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (3)5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

        We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2009 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 24, 2009	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972 (3)5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

        We have audited Syneron Medical Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 24, 2009 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 24, 2009	A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$72,366	$42,624
Available-for-sale marketable securities	3	117,342	124,941
Trade receivables (net of allowance for doubtful accounts of $5,876
and $1,777 as of December 31, 2008 and 2007, respectively)		32,637	40,741
Other accounts receivable and prepaid expenses	5	4,249	4,485
Inventories	6	12,660	9,465

Total Current Assets		239,254	222,256

LONG-TERM ASSETS:
Severance pay fund		107	225
Long-term deposits and others	7	180	1,130
Long-term available-for-sale marketable securities	3	27,214	35,122
Investments in affiliated companies	8	4,225	2,572
Property and equipment, net	9	3,656	3,111
Intangible assets, net	10	3,828	2,594
Goodwill	11	2,822	2,266

Total Long-Term Assets		42,032	47,020

Total Assets		$281,286	$269,276

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$8,675	$7,734
Other accounts payable and accrued expenses	12	25,587	24,738

Total Current Liabilities		34,262	32,472

LONG-TERM LIABILITIES:
Deferred revenues		3,140	4,991
Warranty accruals		1,117	730
Accrued severance pay		171	248

Total Long-Term Liabilities		4,428	5,969

Total Liabilities		38,690	38,441

SHAREHOLDERS' EQUITY:	14
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 Ordinary shares; Issued and outstanding -
27,472,775 and 27,375,010 shares as of December 31, 2008 and
2007, respectively		64	64
Additional paid-in capital		98,125	89,941
Treasury shares - 1,251,574 and 1,128,874 Ordinary shares as of
December 31, 2008 and 2007, respectively		(9,587)	(7,660)
Accumulated other comprehensive loss		(344)	(83)
Retained earnings		154,338	148,573

Total Shareholders' Equity		242,596	230,835

Total Liabilities and Shareholders' Equity		$281,286	$269,276

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	Note	2008	2007	2006

Revenues		$114,979	$140,996	$116,976
Cost of revenues		29,670	26,995	17,921

Gross profit		85,309	114,001	99,055

Operating expenses:
Research and development		13,783	12,511	8,515
Selling and marketing		54,064	58,605	46,434
General and administrative		17,706	11,860	9,455

Total operating expenses		85,553	82,976	64,404

Operating (loss) income		(244)	31,025	34,651
Financial income, net	16	3,862	3,254	6,492

Income before taxes on income		3,618	34,279	41,143
Taxes on income (benefits)	15	(2,009)	3,035	1,489

Net income		$5,627	$31,244	$39,654

Net earnings per share:
Basic net earnings per share		$0.21	$1.13	$1.46

Diluted net earnings per share		$0.20	$1.12	$1.44

Weighted average number of shares used in per share
calculations (in thousands):
Basic		27,410	27,690	27,202

Diluted		27,521	27,880	27,601

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive loss **)	Treasury Shares	Retained Earnings	Total Shareholders' Equity	Total Comprehensive Income

Balance as of January 1, 2008	$64	$89,941	$(83)	$(7,660)	$148,573	$230,835
Exercise of stock options	*)	2	-	-	-	2
Issuance of shares as a result
of exercise of restricted stock units (RSU)	*)	2	-	-	-	2
Equity based compensation expenses	-	7,592	-	-	-	7,592
Repurchase of Ordinary shares at cost	-	-	-	(1,927)	-	(1,927)
Accretion to redemption of value of put option
(see also Note 1C)	-	-	-	-	138	138
Reimbursement of share issuance expenses
(see also Note 14A(7))	-	588	-	-	-	588
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	(558)	-	-	(558)	$(558)
Reclassification to income statement for loss realized	-	-	297	-	-	297
Net income	-	-	-	-	5,627	5,627	5,627

Total comprehensive income							$5,069

Balance as of December 31, 2008	$64	$98,125	$(344)	$(9,587)	$154,338	$242,596

*)	Less than $1

**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive loss **)	Treasury Shares	Retained Earnings	Total Shareholders’ Equity	Total Comprehensive Income

Balance as of January 1, 2007	$63	$78,663	$(1,197)	$(461)	$117,329	$194,397
Exercise of stock options	1	3,468	-	-	-	3,469
Issuance of shares as a result of exercise of restricted stock units (RSU)	*)	1	-	-	-	1
Equity based compensation expenses	-	7,809	-	-	-	7,809
Repurchase of Ordinary shares at cost	-	-	-	(7,199)	-	(7,199)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	981	-	-	981	$981
Reclassification to income statement for gain realized	-	-	133	-	-	133
Net income	-	-	-	-	31,244	31,244	31,244

Total comprehensive income							$32,225

Balance as of December 31, 2007	$64	$89,941	$(83)	$(7,660)	$148,573	$230,835

*)	Less than $1.

**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive loss *)	Deferred Stock based Compensation	Treasury Shares	Retained Earnings	Total Shareholders’ Equity	Total Comprehensive Income

Balance as of January 1, 2006	$61	$70,254	$(2,188)	$(177)	$(461)	$77,675	$145,164
Exercise of stock options	1	329	-	-	-	-	330
Issuance of shares as a result of exercise
of restricted stock units (RSU)	1	1	-	-	-	-	2
Reclassification of deferred stock based compensation to additional paid in capital due to adoption of FAS 123(R)	-	(177)	-	177	-	-	-
Equity based compensation expenses	-	8,256	-	-	-	-	8,256
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	913	-	-	-	913	$913
Reclassification to income statement
for loss realized	-	-	78	-	-	-	78
Net income	-	-	-	-	-	39,654	39,654	39,654

Total comprehensive income								$40,567

Balance as of December 31, 2006	$63	$78,663	$(1,197)	$-	$(461)	$117,329	$194,397

*)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,627	$31,244	$39,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,137	1,263	720
Deferred taxes	(1,812)	-	-
Increase (decrease) in accrued severance pay, net	41	(14)	4
Decrease (increase) in trade receivables, net	8,104	(2,263)	(17,091)
Decrease in other accounts receivable and prepaid expenses	2,048	405	3,795
Increase in inventories	(3,691)	(2,381)	(3,650)
Increase in trade payables	941	1,282	4,340
Increase (decrease) in other account payable and accrued expenses	(552)	3,915	(403)
Impairment of available-for-sale marketable securities	1,553	5,776	-
Realized loss (gain) and changes in accrued interest from marketable securities	(192)	(1,059)	52
Equity based compensation	7,592	7,809	8,256
Increase (decrease) in deferred revenues	(2,020)	1,175	2,584
Increase (decrease) in warranty accruals	641	596	(917)
Loss on sales of property and equipment	-	8	-

Net cash provided by operating activities	20,417	47,756	37,344

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) short-term deposits, net	-	5,000	(1,500)
Purchase of available-for-sale marketable securities	(183,103)	(152,568)	(82,207)
Proceeds from sale and redemption of available-for-sale marketable securities	196,988	138,542	49,996
Payments for investments in affiliated companies	(1,653)	(2,572)	-
Investment in long -term deposits and others	950	(25)	(2)
Purchase of property and equipment	(1,247)	(2,272)	(747)
Purchase of intangible assets	-	-	(250)
Acquisition of minority shares in a subsidiary (Schedule A)	(775)	(3,554)	-
Proceeds from sale of property and equipment	-	10	-
Net cash paid in conjunction with acquisition of a subsidiary (Schedule B)	(500)	-	-

Net cash provided by (used in) investing activities	10,660	(17,439)	(34,710)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	2	3,469	330
Issuance of shares as a result of exercise of RSUs	2	1	2
Repurchase of Ordinary shares from shareholders at cost	(1,927)	(7,199)	-
Reimbursement of share issuance expenses	588	-	-

Net cash provided by (used in) financing activities	(1,335)	(3,729)	332

Increase in cash and cash equivalents	29,742	26,588	2,966
Cash and cash equivalents at the beginning of the year	42,624	16,036	13,070

Cash and cash equivalents at the end of the year	$72,366	$42,624	$16,036

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$905	-	$9

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2008	2007	2006

Supplemental disclosure of non cash financing and investing activities:

Purchase of property and equipment in credit	$347	$-	$-

Change in designation of Inventory to property and equipment	$496	$-	$-

Acquisition of minority shares in a subsidiary by credit	$-	$786	$-

SCHEDULE A:
Acquisition of minority shares in a subsidiary (see Note 1(C))

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Goodwill and other intangible assets	$556	$4,241	$-
In Process Research and Development	-	99	-

Total identified assets acquired	556	4,340	-

Amount payable	-	(786)	-

Amounts paid during the year	219	-	-

	$775	$3,554	$-

SCHEDULE B:
Net cash paid in conjunction with acquisition of subsidiary (see Note 1(D))

Contingent Payment Liability	$(614)	$-	$-
Developed Technology	1,826	-	-
Deferred Tax Liability	(712)	-	-

Net cash paid for acquisition	$500	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 1	–	GENERAL

A.	Syneron Medical Ltd. (“the Company” or “Syneron”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.	Syneron GmbH, a wholly-owned subsidiary in Germany, was established in August 2001, for the purpose of marketing and selling of the Company’s products in Europe. Syneron Inc. and Syneron Canada Corp., also wholly-owned subsidiaries, were established during 2002 for the purpose of marketing and selling the Company’s products in North America. Syneron Medical (HK) Ltd., also a wholly-owned subsidiary, was established in Hong Kong in June 2004 and became active in promoting, marketing and serving as an agent of the Company in Asia and Australia in January 2007.

C.	Light Instruments Ltd:

In 2005, the Company invested in Light Instruments Ltd. (“LI”), an Israeli development stage company engaged in the development of advanced dental laser devices. The Company invested $1,500, in two portions, in consideration for approximately 51% of is outstanding share capital and exercised its right to increase the number of directors to three out of five members of LI’s board of directors. As such, the Company is consolidating LI since the third quarter of 2005. The Company is expecting to utilize LI’s technology to develop and release additional products.

On July 2, 2007, the Company signed a new share purchase agreement with LI and its two founders. The Company has recorded an investment at the total amount of $4,340 in consideration for approximately 44% of LI’s outstanding share capital. Following the closing, the Company held approximately 95% of LI. As of December 31, 2007, the Company had paid in cash $3,554 and recorded a liability to pay an additional $786 to the two founders. During 2008, the Company paid $219 on account of the above mentioned liability.

Each of the two founders is also entitled to 0.5% of all of LI is net sales for a period of up to seven years starting from the closing date, up to an aggregate amount of $500 with no regard to their continuous employment by the Company (i.e., the founders are entitled to such amounts as sellers and not in their role as employees). This amount will be recorded as part of the purchase price and will be allocated to goodwill.

The Founders and the Company have a put and call option for the respective sale and acquisition of the remaining 5% holdings for the sum of $500, with various effective dates, last of which was July 2, 2017.

In 2008, the founders exercised their put option. As a result of the exercise of the put option, the Company accreted to the redemption value of the put option and recorded such accretion to its retained earnings in the amount of $138. The Company recorded the amount paid for the remaining 5% as an increase to its goodwill resulting from the LI acquisition. As of October 2008, the Company holds 100% of LI.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 1	–	GENERAL (CONT.)

C.	Light Instruments Ltd (Cont.):

If the two founders comply with certain terms with respect to the termination of their employment, they shall be entitled to receive an aggregate amount of $350 over a period of 3 years. Since the founders’entitlement to such compensation is contingent upon their continuous service to the acquired company, such amounts are recognized as compensation expense in the appropriate periods in which the founders are providing services to the acquired company as employees.

The Company has accounted for this share purchase agreement according to SFAS No. 141, “Business Combinations”.

The purchase price was allocated based on an independent third party appraisal.

The excess of the amounts paid through December 31, 2008 for the above mentioned LI shares acquired over their book value was attributed as follows:

	Excess cost	Expected useful lives of excess cost

Developed technology	$1,394	6.5 years
In Process Research and Development	99	Immediate write-off
Distribution agreements	286	8.5 years
Brand name	295	11.5 years
Goodwill(*), (**)	2,822	Indefinite

	$4,896

(*)	Including $56 paid to the two founders in connection with LI net sales amounts, see above.

(**)	Including $500 paid in connection with put option exercised, see above.

D.	Inlight Corp.

1.	In November 2008, the Company entered into a share purchase agreement (“SPA”) with Inlight Corp. (“Inlight”), a company incorporated under the laws of the State of California pursuant to which Syneron acquired all of Inlight’s share capital. The Company is expecting to utilize Inlight’s technology to develop and release additional products.

2.	In consideration for Inlight’s share capital, the Company undertook to pay a total consideration of up to $4,000. The consideration is conditioned upon Inlight’s compliance with certain milestones detailed in the SPA. At the closing, the Company paid Inlight’s shareholders a total consideration of $500 and deposited an additional amount of $500 in escrow. Amounts deposited in escrow were recorded as part of other receivables.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 1	–	GENERAL (CONT.)

D.	Inlight Corp. (Cont.)

3.	The Company has accounted for the acquisition in accordance with SFAS141, “Business Combinations”. The purchase price was allocated based on independent third party appraisal. The excess amounts paid for above mentioned shares acquired over their book value was attributed as follows:

Assets	Fair Value	Expected useful lives of excess cost

Tangible Asset
Contingent Payment Liability	$(614)	-

Intangible Assets
Developed Technology	1,826	6 years
Deferred tax liability	(712)	-

Total Purchase Price	$500

E.	Syneron China

During November 2008, the Company signed a joint venture (“JV”) agreement for establishing Syneron China. According to the agreement the Company will hold 51% of the JV for the total investment of $510. Through this new Chinese subsidiary, Syneron will sell directly to medical and aesthetic professionals in China. As of December 31, 2008, the JV has not yet been incorporated and is expected to commence its operations during 2009.

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

The Company’s consolidated revenues are generated mainly in U.S. dollars (“dollars”). In addition, a substantial portion of the Group’s costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the dollar is the functional and reporting currency of the Company and its subsidiaries. Transaction and balances in currencies other than the US dollars have been re-measured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. All exchange gains and losses from re-measurement are reflected in the consolidated income statements in financial income or expenses.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

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

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2008, 2007 and 2006, all marketable securities covered by Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, were designated as available-for-sale.

Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income, net.

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M, “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities”, provide guidance for determining when an investment is considered impaired, whether impairment is other than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value.

F.	DERIVATIVES

The Company’s Derivatives are not designated as hedging instruments under SFAS 133. Those derivatives consist primarily of forward contracts the Company uses to hedge foreign currency balance sheet exposures. Since the derivative instruments are not designated as hedging instruments under SFAS 133, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: first in, first out (“FIFO”) method.

Finished products: raw materials as explained above, with the addition of the specific manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items and discontinued products. Inventory provisions for the years ended December 31, 2008, 2007 and 2006 were $1,478, $1,318 and $0, respectively.

H.	PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and	10-33 (mainly 33)
laboratory equipment
Office furniture, equipment	7-15 (mainly 15)
Leasehold improvements	The shorter of term of the lease or the
useful life of the asset

I.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2008, 2007 and 2006, no impairments losses have been identified.

J.	INVESTMENTS IN AFFILATED COMPANIES

All investments in Affiliates are stated at cost. The Company followed EITF 02-14,“Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, with regard to certain investments in Preferred shares, and determined that they are not in substance Common stock.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	INVESTMENTS IN AFFILATED COMPANIES (CONT.)

The Company’s investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) and FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”). As of December 31, 2008, based on management’s most recent analysis, no impairment losses have been identified.

K.	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets have been recorded as a result of an acquisition. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test or more frequently if impairment indicators are present. The Company operates in one operating and reportable segment. As of December 31, 2008, no instances of impairment were found.

Intangible assets are stated at cost, net of accumulated amortization. Intangible Assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 144. The Company amortizes its intangible assets on a straight line basis. During 2008, 2007 and 2006, no impairment loss was recorded.

L.	REVENUE RECOGNITION

The Company and its subsidiaries generate revenues mainly from product sales. The Company also generates revenues in a lesser extent from services. The Company sells its products primarily through its subsidiaries to end users and distributors.

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist. The Company does not grant a right of return for its products.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	REVENUE RECOGNITION (CONT.)

Other than pricing terms which may differ due to the different volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

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

Revenue from some product sales to end users in North America includes multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

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

At December 31, 2008, the Company has 2 stock-based employee compensation plans, which are described more fully in Note 14. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Under APB 25, compensation expense was measured based on the intrinsic value of the options granted at the grant date or other measurement date.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes APB 25, under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	STOCK-BASED COMPENSATION (CONT.)

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as 123.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation costs recognized in 2006, 2007and 2008, include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted starting from January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

O.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earning per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive effect of options considered to be outstanding during each year, in accordance with Statement of Financial accounting Standards No. 128, “Earnings Per Share” (SFAS 128).

P.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash and cash equivalents, short-term deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurement”, and effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2, “Effective Date of FASB Statement No. 157". SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 –Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

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

Severance expenses for the years ended December 31, 2008, 2007 and 2006 amounted to approximately $761, $505 and $266, respectively.

S.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $2,672, $2,644 and $2,019, respectively.

T.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade receivables.

The majority of the Group’s cash and cash equivalents are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in highly rated debentures of Israeli, U.S, and Scotch Corporations and Governmental Bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities. As a result of the recent turmoil in capital markets, the Company has implemented additional measures with respect to its investment policy. Such measures included among others: reducing credit exposure to corporate sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

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

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.	CONCENTRATION OF CREDIT RISK (CONT.)

The following table provides the detail of the change in the Company provision for doubtful debts for the years ended December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006

Balance at the beginning of the year	$1,777	$1,582	$222
Additions	4,168	311	1,426
Deductions	69	116	66

Balance at end of the year	$5,876	$1,777	$1,582

U.	CONCENTRATION OF OPERATIONAL RISK

The Company outsources the manufacturing of its products to three subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if customers place orders for unexpectedly large quantities of products. In addition, because the Company’s subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, the Company could experience business interruption, increased costs, damage to the Company’s reputation and loss of customers. In addition, qualifying new subcontractors could take several months. Management believes that the above mentioned risk is mitigated by diversification of production where each product is manufactured by more than one subcontractor. In addition, most of the subcontractors are affiliated with international firms and if needed a temporary solution could be found by shifting manufacturing out of Israel.

Many of the components that comprise the Company’s products are currently manufactured by a limited number of suppliers. Although most of the components are obtained from at least three separate suppliers, the Company does not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm the Company’s ability to manufacture its products until it identifies and qualifies a new source of supply, which could take several months.

Any interruption in the supply of components or materials, or the Company’s inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair the ability to meet the demand of the Company’s customers, which would have an adverse effect on the Company’s business.

V.	WARRANTY

The Company generally provides a one year to three year standard warranty for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	WARRANTY (CONT.)

The following table provides the detail of the change in the Company’s product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2008 and 2007.

	December 31,
	2008	2007

Warranty accrual, beginning of year	$2,042	$1,443
Charged to costs and expenses relating to new sales	1,777	1,662
Costs of product warranty claims	(1,136)	(1,063)

Warranty accrual, end of year	$2,683	$2,042

At December 31, 2008, short term and long term accrued warranty amounted to $1,566 and $1,117, respectively. At December 31, 2007, short term and long term accrued warranty amounted to $1,312 and $730, respectively.

W.	COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that items of other comprehensive income relate to unrealized gains and losses on available-for-sale securities.

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

Y.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 for the certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis, to have a material impact on its financial position, results of operations or cash flows.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS (CONT.)

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The consensus in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The Company is evaluating the impact EITF 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF 07-1 will have a significant effect on its financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for the Company’s current subsidiaries.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS (CONT.)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for the Company’s current subsidiaries.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

EITF Issue No. 08-6, “Equity-Method Investment Accounting” (“EITF 08-6”), concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from the adoption of EITF 08-6.

EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from the adoption of EITF 08-7.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS (CONT.)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this Statement is not expected to have a material effect on the Company’s financial statements.

On October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The Company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the consolidated financial statements

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 3	–	AVAILABLE-FOR-SALE – MARKETABLE SECURITIES

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$300	$-	$-	$300

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	26,752	133	(50)	26,835

	26,752	133	(50)	26,835

Available-for-sale - matures after one year
through three years:

Government debentures - fixed interest rate	87,748	861	(101)	88,508
Corporate debentures - fixed interest rate	5,159	13	(174)	4,998

	92,907	874	(275)	93,506

Available-for-sale - matures after three years
through five years:
Government debentures - fixed interest rate	6,171	17	(8)	6,180
Corporate debentures - fixed interest rate	2,423	-	(121)	2,302

	8,594	17	(129)	8,482

Available-for-sale - matures after five years:
Government debentures - fixed interest rate	3,513	178	-	3,691
Corporate debentures - fixed interest rate	1,706	1	(198)	1,509
Corporate debentures - floating interest rate	700	28	-	728
Auction rate securities	10,428	-	(923)	9,505

	16,347	207	(1,121)	15,433

	$144,900	$1,231	$(1,575)	$144,556

Reclassification of certain securities to Long Term				27,214

				$117,342

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 3	–	AVAILABLE-FOR-SALE – MARKETABLE SECURITIES (CONT.)

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$18,064	$146	$-	$18,210

Available-for-sale - matures within one year:

Government debentures - fixed interest rate	30,148	15	(97)	30,066
Corporate debentures - fixed interest rate	8,213	34	(57)	8,190
Auction rate securities	11,819	-	-	11,819

	50,180	49	(154)	50,075

Available-for-sale - matures after one year
through three years:

Government debentures - fixed interest rate	49,906	316	(69)	50,153
Corporate debentures - fixed interest rate	5,082	19	(50)	5,051
Auction rate securities	2,982		(14)	2,968

	57,970	335	(133)	58,172

Available-for-sale - matures after three years
through five years:

Government debentures - fixed interest rate	11,858	21	(55)	11,824
Corporate debentures - fixed interest rate	2,357	14	(25)	2,346

	14,215	35	(80)	14,170

Available-for-sale - matures after five years:

Government debentures - fixed interest rate	16,119	22	(59)	16,082
Corporate debentures - fixed interest rate	1,432	4	(68)	1,368
Corporate debentures - floating interest rate	704	-	(53)	651
Auction rate securities	1,462		(127)	1,335

	19,717	26	(307)	19,436

	$160,146	$591	$(674)	$160,063

Reclassification of certain securities to Long Term				35,122

				$124,941

The unrealized losses in the Company’s investments in all types of securities are mainly attributed to recent market events. The contractual cash flows of these investments are either guaranteed by the U.S. Government or an agency of the U.S. Government or were issued by highly rated corporations and other governments. As the Company has the ability to hold these investments until maturity, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investments. Therefore, the securities, except for certain ARS, were not considered to be other than temporarily impaired at December 31, 2008.

Note 4	–	FAIR VALUE MEASUREMENT

In accordance with SFAS 157, the Company measures cash equivalents, short-term deposits, marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Cash equivalents, short-term deposits, marketable securities and severance pay fund are classified within Level 1 or Level 2. This is because cash equivalents, short-term deposits, marketable securities and severance pay fund are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 4	–	FAIR VALUE MEASUREMENT (CONT.)

Due to the current economic environment in which there is a lack of market activity for auction rate securities, the Company has been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value. The Company with its third party advisor estimated the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period. These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$4,852	$-	$4,852
Auction rate securities	-	-	9,505	9,505
U.S. government, agency and municipal debentures	-	129,899	-	129,899
Equity securities	300	-	-	300
Foreign currency derivatives	-	118	-	118

Total	$300	$134,869	$9,505	$144,674

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized losses, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Auction Rate Securities

Beginning balance	$874
Transfer to Level 3	11,107

Unrealized losses included in earnings (other-than-temporary impairment)	(1,553)
Unrealized losses included in Other Comprehensive Income	(923)

Ending balance	$9,505

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 and 2008 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations and a certain ARS for the years ended December 31, 2008 and 2007 was $2,154 and $728, which reflects impairment of $7,329 and $5,776 respectively, to the carrying value of $8,050. Based on respectively valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company has recorded a pre-tax impairment charge of $1,553 in 2008 and $ 5,776 in 2007, reflecting the portion of ARS holdings that the Company has concluded have another-than-temporary decline in value.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 5	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Government authorities	$832	$3,156
Prepaid expenses	768	994
Deferred taxes	1,812	-
Amount deposited in escrow agent (*)	500	-
Other receivables	337	335

	$4,249	$4,485

(*) See Note 1(D).

Note 6	–	INVENTORIES

	December 31,
	2008	2007

Raw materials	$3,079	$3,321
Finished products	9,581	6,144

	$12,660	$9,465

Note 7	–	LONG-TERM DEPOSITS AND OTHERS

	December 31,
	2008	2007

Structured note (*)	$-	$1,000
Others	180	130

	$180	$1,130

(*)	The structured note was redeemable by the Bank at the earlier of (a) the end of 10 years or (b) when the aggregate interest amount reaches 12% but not earlier than the end of 1.5 years. The interest rate in the first year is 10% and from the second year to maturity the interest rate will be 9.25% minus twice LIBOR for 6 months. The structured note was fully redeemed during 2008.

Note 8	–	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2008	2007

Investment in Fluorinex Active Ltd. (1)	$1,675	$1,022
Investment in Q'Ray Ltd. (2)	1,050	1,050
Investment in Rakuto Bio Technologies Ltd. (3)	1,500	500

	$4,225	$2,572

(1)	In April 2007, the Company entered into a share purchase agreement (“SPA”) with Fluorinex Active Ltd., an Israeli development stage company engaged in the development of new tooth decay and dental caries prevention method and device.

During 2007, the Company invested $1,022 in consideration for 38.47% of Fluorinex’s Series B Preferred shares. During 2008, following Fluorinex’s achievement of certain milestones, the Company invested an additional amount of $653 in consideration of 3.85% of Fluorinex’s Series B Preferred shares. As of December 31, 2008, Fluorinex has achieved all the milestones according to the agreement and the Company holds 42.32% of Fluorinex’s Series B Preferred shares.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 8	–	INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

The investment is stated at cost, since the investment in Series B Preferred shares is not considered by the Company to be an investment in substance Common stock.

(2)	In October 2007, the Company entered into an agreement with Shaldot Metal Works Ltd. (“Shaldot”) and its subsidiary QRay Ltd. (“QRay”), an Israeli medical development stage company developing light-based products that impact cellular tissue (see Note 13 C). As of December 31, 2007, the total investment in QRay includes $1,050 paid in consideration for 9% of QRay’s Ordinary shares. The investment is stated at cost.

(3)	In August 2007, the Company entered into a term sheet with Rakuto Bio Technologies Ltd. (“RBT”), an Israeli medical development stage company developing non-chemical solutions for skin and hair lightening.

Pursuant to the term sheet, the Company granted RBT a convertible loan in the amount of $500. In February 2008, the Company entered into a final share purchase (“SPA”) agreement with RBT whereby the Company converted the loan and invested an additional amount of $280 in consideration of 8.2% of RBT’s Series A Preferred shares and undertook to invest an additional amount of up to $1,720 subject to RBT meeting certain milestones and conditions detailed in the SPA. As of December 31, 2008, investment in RBT amounted to $1,500 in consideration for 15.9% of RBT’s series A Preferred shares.

The investment is stated at cost, since the investment in Series B Preferred shares is not considered in substance Common stock.

Note 9	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost
Computers, software, manufacturing and laboratory equipment	$4,722	$2,821
Leasehold Improvements	1,519	1,391
Office furniture and equipment	534	473

Total cost	6,775	4,685

Accumulated depreciation
Computers, software, manufacturing and laboratory equipment	2,140	1,329
Leasehold Improvements	(*) 737	100
Office furniture and equipment	242	145

Total accumulated depreciation	3,119	1,574

Property and equipment, net	$3,656	$3,111

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $1,545, $656, $422, respectively.

(*)	Including depreciation expenses in the amount of $350 as a result of leasehold improvements that are not in use in Syneron Canada Corp.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 10	–	INTANGIBLE ASSETS, NET

	December 31,
	2008	2007

Original cost
Patent (1)	$1,716	$1,716
Distribution agreements (2)	286	286
Brand name (3)	295	295
In process R&D (4)	99	99
Developed technology (5)	3,220	1,394

Total cost	5,616	3,790

Accumulated amortization (6)
Patent	1,276	932
Distribution agreements	51	39
Brand name	39	14
In process R&D	99	99
Developed technology	323	112

Total accumulated amortization	1,788	1,196

Amortized cost	$3,828	$2,594

(1)	In December 2004 and November 2006, the Company purchased two U.S. patents, in the total amount of $1,466 and $250, respectively. The Company estimated the useful life of these patents at five years each, from the purchase date.

The annual amortization expense relating to the patents as of December 31, 2008 is estimated to be as follows:

2009	$343
2010	49
2011	48

Total	$440

(2)	Distribution agreements represent two distributors’ agreements related to Light Instruments. (See Note 1(C)).

(3)	Brand name represents trade names and trademarks related to Light Instruments. (See Note 1(C)).

(4)	The Company expensed in-process research and development (IPR&D) in the amount of $99 upon acquisition as it represents incomplete research and development project that had not reached technological feasibility and had no alternative future use as of the date of the acquisition (See Note 1(C)).

(5)	Developed technology represents existing and current technology (see Note 1(C) and 1(D)).

(6)	Amortization expenses amounted to $592 for the year ended December 31, 2008 (see Note 1(C) )

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 10	–	INTANGIBLE ASSETS, NET (CONT.)

The annual amortization expense relating to intangible assets existing as of December 31, 2008 is estimated to be as follows:

2009	$920
2010	628
2011	624
2012	578
2013	578
Thereafter	500

Total	$3,828

Note 11	–	GOODWILL

Changes in goodwill for the years ended December 31, 2008 and 2007 is as follows:

	December 31,
	2008	2007

Goodwill, beginning of year	$2,266	$-
Acquisition of minority shares in LI (see note 1(C) )	556	2,266

Goodwill, end of year	$2,822	$2,266

Note 12	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Deferred revenues	$5,576	$5,745
Warranty accruals	1,566	1,312
Accrued expenses (*)	6,961	4,349
Deferred tax liability (**)	712	-
Accrued commission	1,672	3,362
Employees and related expenses	3,801	3,226
Tax authorities	5,052	6,113
Other payables	247	631

	$25,587	$24,738

(*)	As part of the Company’s ongoing business operations, the Company incurred workforce rebalancing charges for severance and related costs within the Company during fiscal 2008. The liability incurred amounted to $1,868.

(**)	See Note 1(D).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 13	–	OMMITMENTS AND CONTINGENCIES

A.	ROYALTY

In June 2004, the Company has entered into an agreement effective from December 1, 2003 and until 2021, for using know-how of a third party, in which the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Expenses in respect of royalties amounted to $1,287, $1,547 and $1,311 for the years ended December 31, 2008, 2007 and 2006, respectively, and were recorded as part of cost of revenues.

B.	LEASES

The Company operates from facilities in Canada, the United States, Germany, Hong-Kong and Israel that are leased for periods expiring in years 2009 through 2012.

The Company leases vehicles under standard commercial operating leases.

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles, that are in effect as of December 31, 2008, are as follows:

Year ended December 31,

2009	$1,683
2010	1,317
2011	488
2012	143

$3,631

Rent expenses amounted to $1,248, $889 and $546 for the years ended December 31 2008, 2007 and 2006, respectively.

C.	LEGAL CLAIMS

1.	On July 29, 2004, Shaldot Metal Works Ltd. (“Shaldot”), a privately owned Israeli company, sued the Company and Dr. Eckhouse, claiming that the Company’s products infringe Shaldot’s Israeli patent. Shaldot sued the Company for monetary damages and requested an injunctive relief. In the Company’s Statement of Defense the Company filed a counter claim against Shaldot. On October 9, 2007, without admitting any liability or infringement of the patent in suit, the Company entered into a settlement to resolve this matter and entered into a license agreement with Shaldot, and its subsidiary QRay Ltd., an Israeli medical development stage company developing light based products that impact cellular tissue (“QRay”), to whom the patent was assigned. Under the license agreement the Company received a license to use and utilize the patent in suit in any of its products. In return, the Company agreed to pay QRay a one-time license fee of $100. In addition, the Company entered into a share purchase agreement with Shaldot and QRay whereby the Company invested $1,050 in QRay in consideration for 9% of QRay’s share capital. If QRay will meets certain milestones within three and a half years as of the closing of the transaction, the Company is obligated to invest an additional $ 450 in QRay.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 13	–	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS (CONT.)

2.	In September 2005 and further dates thereafter, nine plaintiffs filed complaints in which the Company and its subsidiary, Syneron Inc., are named as defendants along with other named defendants. Eight of the plaintiffs are African-American women who allege they sustained burn and/or other complications after hair removal or skin rejuvenation treatments were administered by one of the Company’s customers with one of its products. In addition to traditional product liability and negligence theories, the complaint alleges theories of fraud, negligent misrepresentation, illegal sale of a dangerous prescriptive device and intentional race discrimination. The Company and its subsidiary have appeared in the court hearings. A vigorous defense to all of the allegations is being funded and controlled by an insurance company that issued an insurance policy to the Company’s subsidiary and under which the Company is also additionally insured through a controlling interest endorsement. The insurance company has reserved the right to deny coverage on some of the claims (product liability-intentional failure to warn, product liability-fraud, and intentional racial discrimination) which means there is a possibility that these claims would not be covered by the insurance policy. In addition, the complaint seeks recovery for punitive damages which the insurance company has advised the Company that it is not covered by the insurance policy.

The Company resolved the claims with all of the plaintiffs through mediation. Most of the settlement costs were paid by the insurance company.

3.	On November 10, 2005, a class action was filed against one of the Company’s subsidiaries, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.‘s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action and the court granted Syneron Inc.‘s motion. The plaintiff a motion for Reconsideration, which was denied. The plaintiff filed a notice of appeal, however, due to the pending appeals in two similar cases, the parties agreed that the appeal shall be withdrawn from active consideration without prejudice and will leave to be reactivated pending the resolution of the two cases

4.	On August 1, 2007, a plaintiff filed a complaint against Syneron Medical Ltd., Syneron Inc., and Syneron Inc.‘s employee. Plaintiff claims she has been permanently scarred and developed abnormal pigmentation/depigmentation as a result of second degree burns she sustained as a result of Syneron Inc.‘s employee’s demonstration of a Polaris system on her leg. Syneron Inc.‘s insurance carrier has accepted defense of this litigation. The case was resolved

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 13	–	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS (CONT.)

5.	On December 31, 2007, a plaintiff filed a complaint against Syneron Medical Ltd., Syneron Inc. and Syneron Inc.‘s employee. Plaintiff alleges that Syneron represented that dentists who purchased Syneron’s products did not need to have a medical doctor or other medically trained personnel operate the device and that it could be legally operated by an esthetician. Plaintiff alleges that he purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on Syneron’s misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by Syneron. Syneron’s insurance carrier is not expected to cover this complaint. Syneron intends to vigorously defend its position in this case.

6.	On or around May 1, 2007, a complaint was filed against one of the Company’s subsidiaries, Syneron Inc. by a plaintiff. Plaintiff alleges that during a hair removal treatment her hair was set on fire as a result of which she suffered various injuries. Plaintiff alleges that Syneron is the company responsible for the sale of the System. Syneron intends to vigorously defend its position in this case.

7.	The Company has accrued an amount which it deems sufficient to cover probable losses from these claims. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

1.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

2.	During 2006, 1,001,543 stock options and RSU were exercised into Ordinary shares, in consideration of $332.

3.	During 2007, 310,881 stock options and RSU were exercised into Ordinary shares, in consideration of $3,470.

4.	During 2008, 220,465 stock option and RSU were exercised into Ordinary shares, in consideration of $4.

5.	In November, 2007, the Company announced that its board of directors authorized additional repurchases of up to $50,000 of its Ordinary shares. The repurchase program has no time limit and maybe suspended from time to time or discontinued. Under the above program, the Company repurchased during 2007 and 2008, 466,000 and 122,700 shares, respectively. The average purchase price per share was $15.50. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity.

6.	Certain of the Company’s officers, directors and major shareholders that hold Ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their Ordinary shares.

7.	During 2004 and following Israeli regulation, the Company paid stamp duty and recorded it as part of the initial public offering issuance expenses. During 2008, following a Supreme Court verdict, it was determined by the Court that such stamp duty should be paid by domestic companies which are traded in a foreign stock exchange and thus each entity may appeal to the tax authorities for reimbursement. The Company with its legal counsel approached the tax authorities and received during November, 2008 the amounts originally paid. During 2008, the Company recorded an amount of $588 in additional paid in capital as a result of reimbursement of stamp duty in Israel.

8.	On November 11, 2008, the Company’s board of directors adopted a shareholder rights plan. The shareholder rights plan is designed to protect against any potential future use of coercive or abusive takeover techniques designed to gain control of the Company and its capital without full and fair value being paid to all of the Company’s shareholders. The shareholder rights plan was adopted following evaluation and consultation with outside advisors in consideration of the Company’s current low valuation and strong cash position.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

A.	SHARE CAPITAL

8.	(cont.)

In connection with the adoption of the shareholder rights plan, the Company’s board of directors declared a dividend of one right for each Ordinary share of the Company held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with the Ordinary shares of the Company. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company’s Ordinary shares or commences a tender or exchange offer for 15 percent or more of the Company’s Ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of the Company’s Ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) Ordinary shares of the Company. In addition, if, after a person acquires such ownership, the Company engages in a merger in which it is not the survivor or its Ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), two (2) times the shares of the acquiring company to which each of the shareholders of the Company is entitled to for each Ordinary share.

The Company’s board of directors may redeem the rights at a price of $0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of the Company’s Ordinary shares. The rights plan will continue in effect until November 9, 2009, unless earlier redeemed or amended by the Company’s board of directors.

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both Ordinary shares of the Company and the rights.

B.	STOCK OPTION PLAN

In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively “the 2004 Plans”). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the board of directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it see fit.

As of December 31, 2008, there were 1,833,269 options available for future grant.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

Under the 2004 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

The following is a summary of activities relating to the Company’s stock options and RSUs granted to employee and directors among the Company’s various plans:

	Year ended December 31,
	2008		2007		2006
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at
beginning of year	1,547,681	$19.69	1,762,151	$21.87	1,591,065	$9.80
Changes during the year:
Granted	3,185,621	$11.40	323,123	$4.94	1,160,202	$21.98
Exercised	(185,870)	$0.03	(241,289)	$14.36	(956,478)	$0.35
Forfeited	(594,121)	$20.67	(296,304)	$20.19	(32,638)	$23.08

Options outstanding at end
of year	3,953,311	$13.78	1,547,681	$19.69	1,762,151	$21.87

Options exercisable at end
of year	829,543	$23.35	883,194	$21.92	737,008	$20.49

The intrinsic value of options and RSU exercised by employees during the years ended on December 31, 2008, 2007 and 2006 was $3,320, $4,308 and $26,164, respectively.

As of December 31, 2008, 2007 and 2006, the total unrecognized estimated compensation costs related to non-vested stock options and RSU’s granted prior to that date were $6,787 and $ 11,790 and $16,069, respectively which are expected to be recognized over a weighted average period of 1.49, 1.31 and 1.45 years, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The information regarding the options and RSUs outstanding as of December 31, 2008, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	110,310	5.68	$919	$0.01	27,044	5.77	$225	$0.01
Options	3,843,001	5.96	655	$14.2	802,499	4.14	145	$24.14

	3,953,311	5.95	$1,574	$13.8	829,543	4.19	$370	$23.35

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	94,715	5.70	$790	$0.01
Options	1,825,367	5.62	519	$15.38

	1,920,082	5.62	$1,309	$14.62

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s Common stock as of December 31, 2008 ($ 8.34 per share).

The information regarding the options and RSU’s outstanding as of December 31, 2007, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	271,301	6.22	$3,625	$0.01	34,440	5.61	$460	$0.01
Options	1,276,380	4.99	1,031	$23.87	848,754	4.74	1,031	$21.17

	1,547,681	5.20	$4,656	$19.69	883,194	4.77	$1,491	$20.49

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	221,202	6.20	$2,955	$0.01
Options	1,218,883	4.96	1,031	$23.77

	1,440,085	5.15	$3,986	$20.12

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s Common stock as of December 31, 2007 ($ 13.31 per share).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The information regarding the options and RSUs outstanding as of December 31, 2006, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	$3,530	$0.01	23,497	6.50	$637	$0.01
Options	1,631,224	5.75	6,517	$23.58	713,511	5.06	4,560	$21.17

	1,762,151	5.80	$10,047	$21.87	737,008	5.11	$5,197	$20.49

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU	130,927	6.50	$3,551	$0.01
Options	1,605,504	6.27	6,364	$23.62

	1,736,431	6.30	$9,915	$21.76

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s Common stock as of December 29, 2006 ($ 27.13 per share).

The following table summarizes information relating to RSUs granted to employee, as well as changes to such awards during 2008 and 2007:

	Year Ended December 31, 2008
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	271,301	$24.17

Granted	29,155	$12.13
Exercised	(124,220)	$24.05
Forfeited	(65,926)	$25.57

Outstanding as of December 31, 2008	110,310	$20.28

	Year Ended December 31, 2007
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	130,927	$24.70

Granted	264,123	$24.36
Exercised	(58,173)	$24.64
Forfeited	(65,576)	$26.42

Outstanding as of December 31, 2007	271,301	$24.17

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The Company’s outstanding RSU’s to consultants as of December 31, 2008 and 2007 are as follows:

1.	As of December 31, 2008:

	Issuance date	RSU’s	Exercise Price per Share	RSU’s Exercisable	Exercisable Through

RSU	May 8, 2006	3,310	$0.01	-	May 8, 2013
RSU	November 2, 2006	1,488	$0.01	-	November 2, 2013

		4,798		-

2.	As of December 31, 2007:

	Issuance date	RSU’s	Exercise Price per Share	RSU’s Exercisable	Exercisable Through

RSU	May 8, 2006	28,977	$0.01	2,229	May 8, 2013
RSU	November 2, 2006	10,416	$0.01	1,488	November 2, 2013

		39,393		3,717

A summary of the status of the Company’s nonvested RSU granted to employees as of December 31, 2008 and 2007, and changes during the years ended December 31, 2008 and 2007, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value
		$

Non-vested at January 1, 2008	236,861	$23.59

Granted	29,155	$12.13
Vested	(112,026)	$20.89
Forfeited	(65,926)	$25.57

Non-vested at December 31, 2008	88,064	$21.75

Nonvested shares	Shares	Weighted average grant date fair value
		$

Non-vested at January 1, 2007	104,826	$24.11

Granted	264,123	$24.36
Vested	(66,512)	$24.68
Forfeited	(65,576)	$26.42

Non-vested at December 31, 2007	236,861	$23.59

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2008, 2007 and 2006 were:

	Year Ended December 31,
	2008	2007	2006

Weighted average exercise prices	$11.50	$26.6	$25.99

Weighted average fair value on grant date	$5.65	$13.55	$12.24

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2008, 2007 and 2006 was calculated using the binomial model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2008	2007	2006

Volatility	56%	65%	65%
Risk-free interest rate	3.06%	4.8%	4.36%-5.09%
Dividend yield	0%	0%	0%
Post-vest cancellation rate *)	5%	5%	0-5%
Suboptimal exercise factor **)	2	2	2-3
Expected life years	4.45	3.04	3.17-5.65

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented here on an annual basis.

**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies’ with similar characteristics to the Company, i.e. profitability, for calculating volatility in accordance with SFAS 123(R). The computation of historical volatility was derived from the comparable companies’ historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 12 months ended December 31, 2008 and 2007 was 56% and 65%, respectively.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company’s employee stock options. Weighted average interest rate used for the 12 months ended December 31, 2008 and 2007 was 3.06% and 4.8% respectively.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2008 and 2007 was 0%.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands, except share and per share data

Note 14	–	SHAREHOLDERS’ EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life derived from the binomial model was a weighted average of 4.45 and 3.04 years for options granted during the 12 months ended December 31, 2008 and 2007, respectively.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Pre-vesting forfeitures were estimated in 2008 and 2007 to be approximately 13.63% for options and 21.15% for RSU, for the full term of the award on a weighted average basis, based on historical experience.

The Company’s aggregate compensation cost for the years ended December 31, 2008, 2007 and 2006 totaled $7,592, $ 7,809 and $8,256, respectively.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for years ended December 31, 2008, 2007 and 2006, was comprised as follows:

	Year ended December 31,
	2008	2007	2006

Cost of goods sold	$51	$278	$267
Research and development	295	883	644
Sales and Marketing	3,860	4,514	5,054
General and administrative	3,386	2,134	2,291

Total equity-based compensation expense before
taxes	$7,592	$7,809	$8,256

C.	DIVIDENDS

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

U.S. dollars in thousands

Note 15	–	INCOME TAXES

A.	Effective January 1 2007, the Company adopted FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in tax return. The implementation of FIN 48 did not have a significant impact on the Company’s financial position or results of operations.

The Company recognizes interest and penalties related to income taxes in tax expenses line in its consolidated statements. The Company has approximately $331 accrued for the payments of interest and penalties as of December 31, 2008.

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

Gross tax liabilities at January 1, 2008 (*)	$6,113
Decreases in tax positions for prior years	(669)
Increases in tax positions for current year	1,611
Decreases in tax position resulting from settlement	(2,003)

Gross tax liabilities at December 31, 2008	$5,052

(*)	All of Company’s gross tax liabilities as of January 1, 2007 were already accrued under prior GAAP before the adoption of FIN 48.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2008, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2008:

Israel	2006 - present
United States	2002 - present
Germany	2001 - present
Canada	2004 - present

B.	ISRAELI TAXATION

1.	Corporate Tax Rate

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and in 2010 and thereafter – 25%.

2.	Measurement of taxable income:

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which the Company refers to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 15	–	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

2.	Measurement of taxable income (cont.):

Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

3.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company is “Industrial Company”, as defined by the Law for the Encouragement of an Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 15	–	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont.):

The Company has been granted the status of “Approved Enterprises”, under the Law, for an investments program for the period ending in 2004, and the status of “Beneficiating Enterprise” according to the Amendment to the Law, for investments in 2005 through 2007 (“Programs”).

In accordance with the Law and the Amendment, Syneron Medical Ltd. has chosen to enjoy an “Alternative benefits program” status. Accordingly, Syneron Medical Ltd’s income attributed to the Programs is exempt from taxes on income derived there from for a period of ten years starting in the year in which the Company first generates taxable income.

Out of the Company’s retained earnings as of December 31, 2008 approximately $144 million are tax-exempt earnings attributable to its Approved Enterprise programs and $61 million are tax-exempt earnings attributable to its Beneficiating Enterprise program. The tax-exempt income attributable to the Approved and Beneficiating Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the “Alternative benefits program”(tax at the rate of 10%-25%). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2008, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately up to $ 22 million (depending on the tax rate as described above). If income attributed to the Beneficiating Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately up to $ 9 million (depending on the tax rate as described above).

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 15	–	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont.):

Should Syneron Medical Ltd. fail to meet such requirements in the future, income attributable to its programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 27%.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2008	2007

Net operating loss carryforward of subsidiaries	$15,048	$15,248
SFAS 123R- compensation costs	4,099	2,594
Deferred tax asset from unrealized losses on
available-for-sale marketable securities	86	22
Impairment of available-for-sale marketable securities	1,832	1,444
Company's capital losses carryforward (*)	9,483	5,562
Temporary differences	2,123	1,680

Total deferred tax asset before valuation allowance	32,671	26,550
Valuation allowance	(30,859)	(26,550)

Total deferred tax asset	1,812	-

Deferred tax liability from the acquisition of a
subsidiary (see also Note 1D)	(712)	-

Total deferred tax liability	(712)	-

Net deferred tax asset	$1,100	$-

(*)	the Company has a capital loss carryforward resulting from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 15	–	INCOME TAXES (CONT.)

D.	DEFERRED INCOME TAXES (CONT.)

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

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses and capital losses are utilized. Based on consideration of these factors, the Company has established a valuation allowance of $31,186 and $26,550 at December 31, 2008 and 2007, respectively.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

E.	INCOME BEFORE TAXES ON INCOME

	Year Ended December 31,
	2008	2007	2006

Domestic	$1,136	$30,240	$46,671
Foreign	2,482	4,039	(5,528)

	$3,618	$34,279	$41,143

F.	TAXES ON INCOME

	Year Ended December 31,
	2008	2007	2006

Domestic	$(2,412)	$2,493	$1,417
Foreign	403	542	72

	$(2,009)	$3,035	$1,489

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 15	–	INCOME TAXES (CONT.)

F.	TAXES ON INCOME (CONT.)

	Year Ended December 31,
	2008	2007	2006

Current taxes (*)	$(197)	$3,035	$1,419
Deferred taxes	(1,812)	-	-

	$(2,009)	$3,035	$1,489

(*)	Includes the effect of a final tax assessment with the Israeli tax authorities for the years 2003-2005 in the amount of ($2,003).

G.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the income statements is as follows:

	Year Ended December 31,
	2008	2007	2006

Income before taxes, as reported in the
consolidated statements of income	$3,618	$34,279	$41,143

Statutory tax rate	27%	29%	31%

Theoretical tax expenses on the
above amount at the Israeli Statutory
tax rate	$977	$9,941	$12,754
Increase (decrease) in taxes resulting from
"Approved Enterprise" benefits (1)	161	(14,172)	(14,368)
Difference in basis of measurement for
tax purpose	(7,155)	-	(1,769)
Change in valuation allowance, net	4,309	4,285	3,124
Non-deductible stock based compensation	1,056	2,263	1,684
Non-deductible expenses	185	451	134
Decrease in taxes resulting from tax settlement
with tax authorities	(1,506)	-	-
Others	(36)	267	(70)

Actual tax (income) expense	$(2,009)	$3,035	$1,489

(1) Per share amounts (basic) of the tax
benefit resulting from the exemption	$0.01	$(0.51)	$(0.59)

Per share amounts (diluted) of the
tax benefit Resulting from the
exemption	$0.01	$(0.50)	$(0.58)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 16	–	FINANCIAL INCOME, NET

	Year Ended December 31,
	2008	2007	2006

Income:
Interest on cash equivalents	$373	$505	$472
Gain and interest on available-for-sale
marketable securities	7,561	8,423	5,111
Interest on short-term deposits and
structured note	510	310	333
Foreign currency transaction adjustments		465	1,025

Expenses:
Interest on short-term credit and bank
commissions	(337)	(245)	(127)
Loss on available-for-sale marketable
securities	(540)	(428)	(322)
Impairment of investments in marketable
securities	(1,553)	(5,776)
Foreign currency transaction adjustments	(2,152)

	$3,862	$3,254	$6,492

Note 17	–	MAJOR GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues and long-lived assets as of December 31, 2008, 2007 and 2006 and for the years then ended:

	2008		2007		2006
	Total Revenue	Long lived assets	Total Revenue	Long lived assets	Total Revenue	Long lived assets

North America	$60,202	$642	$80,489	$608	$66,582	$348
Europe	33,005	-	32,666	44	30,662	35
Asia Pacific	16,967	-	22,013	-	16,289	-
Israel	581	9,664	916	7,319	700	2,257
Others	4,224	-	4,912	-	2,743	-

	$114,979	$10,306	$140,996	$7,971	$116,976	$2,640

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

U.S. dollars in thousands

Note 18	–	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2008	2007	2006

Numerator:
Net income	$5,627	$31,244	$39,654

Denominator:
Weighted-average number of shares
outstanding used in computing basic net
earnings per share	27,410,187	27,690,449	27,201,932
Dilutive effect: stock options and RSU’s	110,576	190,041	398,786

Total weighted-average number of shares used
in computing diluted net earnings per share	27,520,763	27,880,490	27,600,718

Basic net earning per share	$0.21	$1.13	$1.46
Diluted net earning per share	$0.20	$1.12	$1.44

Anti-dilutive securities

The following outstanding options (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings per Ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2008	2007	2006

Options to purchase Ordinary shares	2,202,853	1,107,837	1,197,831

Note 19	–	SUBSEQUENT EVENTS

A.	On March 10, 2009, the Company’s subsidiary in the U.S., Syneron Inc., was served with a complaint (“the complaint”) from Palomar Medical Technologies, Inc. (“Palomar”). The complaint alleges infringement of certain US patents in connection with hair removal products sold in the United States. These patents are currently being reexamined by the U.S. Patent and Trademark Office based on different prior art. Syneron Inc.‘s response to the complaint is due till May 10, 2009. The Company intends to defend itself vigorously against Palomar’s complaint.

B.	On or before March 27, 2009, we expect to receive $3,975 as consideration for the resolution of a dispute.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 24, 2009

Syneron Medical Ltd. By: /s/ Louis Scafuri —————————————— Louis Scafuri Chief Executive Officer