Form 20-F
period 2009-12-31
Syneron Medical Ltd.
filed 2010-03-25
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, the Registrant had 27,601,264 Ordinary Shares outstanding (excluding treasury shares).

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

☒   Yes   ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐   Yes   ☐   No

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2009, and does not include Candela Corporation, unless specified otherwise. All references in this Annual Report on Form 20-F  to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

On January 5, 2010, we completed the merger with Candela Corporation ("Candela"). Pursuant to that certain Agreement and Plan of Merger, dated September 8, 2009, by and among us, Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela , we acquired Candela through Acquisition Sub which merged with and into Candela. Candela survived the merger as our indirect wholly-owned subsidiary.

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that our markets will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our businesses and the business of our new indirect wholly owned subsidiary, Candela Corporation, will be integrated successfully; that our forecasts will accurately anticipate market demand and that, in light of the current economic crises, there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions will prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. This forward-looking statement does not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D, “Key Information – Risk Factors.”

In addition, the statements in this document reflect our expectations and beliefs as of the date of this Annual Report. However, while we may elect to update these forward-looking statements publicly in the future, we specifically disclaim any obligation to do so. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 20-F might not occur.

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

The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 and the selected consolidated statement of operations data for the fiscal years ended December 31, 2005 and 2006 have been derived from our audited financial statements not included in this Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2008 and 2009 and the selected consolidated statement of operations data for each of the years ended December 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(U.S. Dollars, in thousands, except per share and weighted average shares data)

Consolidated Statement of Operations Data:

Revenues	$87,406	$116,976	$140,996	$114,979	$54,726
Cost of revenues (1)	11,428	17,921	26,995	29,670	18,903

Gross profit	75,978	99,055	114,001	85,309	35,823
Operating expenses:
Research and development (1)	5,030	8,515	12,511	13,783	13,220
Selling and marketing (1)	25,188	46,434	58,605	54,064	34,156
General and administrative (1)	3,534	9,455	11,860	17,706	16,478
Other expenses (income) (2)	3,494	-	-	-	(3,975)

Total operating expenses (1)(2)	37,246	64,404	82,976	85,553	59,879

Operating (loss) income (1)(2)	38,732	34,651	31,025	(244)	(24,056)
Financial income, net	3,081	6,492	3,254	3,862	2,097
Other income	-	-	-	-	(562)

Income (loss) before taxes on income	41,813	41,143	34,279	3,618	(21,397)
Taxes on income	750	1,489	3,035	(2,009)	3,240

Net income (loss) before non controlling interest	41,063	39,654	31,244	5,627	$(24,637)
Net loss attributable to non controlling interest	-	-	-	-	1,050
Net income (loss) attributable to shareholders	$41,063	$39,654	$31,244	$5,627	$(23,587)
Net (loss) earnings per share:
Basic	$1.65	$1.46	$1.13	$0.21	$(0.86)

Diluted	$1.48	$1.44	$1.12	$0.20	$(0.86)

Weighted-average number of shares used in actual per share calculations:
Basic	24,888	27,202	27,690	27,410	27,526

Diluted	27,664	27,601	27,880	27,521	27,526

	Year ended December 31,
	2005	2006	2007	2008	2009

Cost of revenues	$-	$267	$278	$51	$28
Research and development	16	644	883	295	528
Selling and marketing	112	5,054	4,514	3,860	1,421
General and administrative	20	2,291	2,134	3,386	2,287

Total stock-based compensation charge	$148	$8,256	$7,809	$7,592	$4,264

(2) Consists of settlement and litigation costs in 2005 associated with litigation with competitors, and our secondary offering expenses.

	As of December 31,
	2005	2006	2007	2008	2009
	(U.S. Dollars, in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$134,059	$171,676	$203,687	$216,922	$206,130
Working capital	144,490	127,259	189,784	204,992	178,565
Total assets	170,281	225,241	269,276	211,286	270,267
Total liabilities	25,117	30,844	38,441	38,690	43,009
Retained earnings	77,675	117,329	148,573	154,338	130,751
Shareholders’ equity	145,164	194,397	230,835	242,596	227,258

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

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

Risks Related to Our Business and Industry

Recent difficult conditions in the global capital markets and the global economy materially affected our business and results of operations and may continue to harm our customers and our own ability to raise capital or debt.

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

We have created products that allow physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions including hair removal on all skin types, skin rejuvenation, skin tightening and wrinkle reduction, vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas, all-color tattoo removal, skin resurfacing scars, stretch marks and warts, removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito, acne and acne scars, sebaceous hyperplasia, pseudofolliculitis barbae (beard bumps or PFB), psoriasis, treatment for the temporary reduction in the appearance of cellulite, reduction in thigh circumference and fat removal. Our failure to significantly penetrate current or new markets with our products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology and the adoption and acceptance of other technologies that we develop or acquire. The rate of adoption and acceptance may be affected adversely by actual or perceived issues relating to quality and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products that either add to or significantly improve our current products;

•	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

•
sell our products to customers which have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians, ear, nose and throat specialists, other specialists and non-medical professionals;

•	identify new markets and emerging technological trends in our target markets and react effectively to technological changes; and

•	maintain effective sales and marketing strategies.

We may be unable, however, to continue to develop new upgrades, products and technologies at the rate we expect, or at all, which could adversely affect our expected growth rate. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. To be successful, we must be responsive to new technological developments and new applications of existing technology. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

Our financial results may fluctuate from quarter to quarter.

Demand for our products varies from quarter to quarter, and these variations may cause revenue to fluctuate significantly from quarter to quarter. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, in light of the lack of reimbursement by third-party payors;

•	availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases and the current economic climate;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our independent distributors; and

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of February 25, 2010, our patent portfolio consisted of 11 issued U.S. patents, one of which we purchased in December 2004 (with the corresponding U.S. and international family members), and 72 patent applications pending in the U.S. (with an additional 101 applications pending internationally and 10 international patents), related to 74 patent families relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our technology from unauthorized disclosure, third-party infringement or misappropriation. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Also, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the U.S. or Israel.

Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.

Third parties have claimed, and may from time to time claim, that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first eighteen months following their filing and cannot be discovered until such patents applications are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past, have, among other things, led to license agreements pursuant to which we were required to pay license fees to third party claimants.

Our subsidiary, Syneron Inc., and our new indirect wholly owned subsidiary, Candela Corporation (Candela), are each currently defending separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and both the Candela action and the Syneron Inc. action were stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Syneron Inc. case on November 13, 2009, and in the Candela case on January 5, 2010. Palomar has dropped the ’568 Patent from the Candela lawsuit, and has elected to proceed solely on the ’844 Patent.

While Syneron Inc. and Candela each intend to vigorously contest Palomar’s allegations, each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. and/or Candela would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc. and/or Candela, as applicable.

In addition, on February 19, 2008, Cardiofocus, Inc., or Cardiofocus, filed a suit against Candela and eight other companies in the U.S. District Court for the District of Massachusetts, asserting willful infringement by Candela of U.S. Patents 6,457, 780, 6,159,203 and 5,843,073. Cardiofocus seeks compensatory and treble damages, as well as attorneys’ fees and injunctive relief. On April 21, 2008, Candela answered Cardiofocus’ complaint and asserted a variety of counterclaims against Cardiofocus. Candela intends to vigorously defend against the lawsuit. Based upon Candela’s request, on July 23, 2008, the PTO agreed to re-examine the validity of the Cardiofocus patents. On October 14, 2008, the Court agreed to stay this matter for a minimum of one year, up to a maximum of two years, but no later than the PTO’s decision with respect to the re-examination proceedings.

We may also become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we have, from time to time, in the past, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using and selling technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

We may become involved in litigation to protect the trademark rights associated with our company name or the names of our products. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the name of our products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

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

If we will not be successful in coordinating our business with that of our new indirect subsidiary, Candela Corporation, and its subsidiaries and in establishing efficient arrangements and agreements with Candela and its subsidiaries, then the benefits of the merger with Candela will not be fully realized and the market price of our ordinary shares may be negatively affected.

The merger with Candela involved the coordination and the establishment of contractual arrangements and agreements between us and Candela, each of which previously operated independently with principal offices in several distinct locations. We entered into the merger agreement with the expectation that the merger will result in benefits arising out of the coordination and arrangements between the companies. The difficulties of coordinating the operations of the businesses include, among others:

•	coordinating geographically separate organizations;

•
addressing inconsistencies between the two companies in standards, controls, procedures and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers, customers and employees;

•	consolidating Candela’s business into our financial reporting system;

•	implementing internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002; and

•	coordinating sales, distribution and marketing functions.

As a result of these and other factors, we may not successfully coordinate our business with that of Candela and its subsidiaries or establish efficient arrangements and agreements with Candela and its subsidiaries in a timely manner, or at all, and we may not realize the benefits and synergies of the merger to the extent, or in the timeframe, anticipated. It is also possible that such coordination and arrangements could lead to the loss of key employees, diversion of the attention of our or Candela's management, or the disruption or interruption of, or the loss of momentum in our or Candela's ongoing business. Any of these possible outcomes can affect our or Candela's ability to maintain its licensing, research and development, supply, distribution, marketing, customer and other relationships and affect our or Candela's business and financial results following the merger. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

           In addition, we incurred and we expect to continue to incur significant costs and commit significant management time in coordinating Candela’s business operations, technology, development programs, products and personnel with our business. If we will not successfully coordinate our business with that of Candela and its subsidiaries, the expenditure of these costs will reduce our cash position.

We compete against companies that have more established products and greater resources, which may prevent us from maintaining and increasing market share or maintaining or improving operating results.

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., UltraShape Ltd. and Palomar Medical Technologies, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis chemical peels and microdermabrasion, that are unrelated to radio frequency and light or laser-based technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

•	product performance;

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions; and

•	development of successful distribution channels.

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

         In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could use their greater financial resources to acquire other companies, to gain enhanced name recognition and market share, as well as to develop new technologies or products that could effectively compete with our existing product lines.

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

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

In addition, our new indirect subsidiary, Candela, uses Alexandrite rods to manufacture the GentleMax™, GentleLASE® and the AlexTriVantage™ systems, which accounts for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. We cannot be certain that Candela's contract manufacturer will be able to meet Candela's future requirements at current prices or at all. To date, Candela has been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in its supplies could hurt its results.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in three locations in the United States, Canada, four locations in Japan, Hong-Kong, Australia, Spain, Portugal, Germany, Italy, France and the United Kingdom. We depend on third-party distributors in Europe, Asia, Australia, South Africa and South America. We also depend on relatively new direct sales operations to sell our products in North America. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenues in 2007, 2008 and 2009, were generated outside of Israel, primarily in North America, Western Europe and Asia. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. In addition, Candela sells more than half of its products and services outside the U.S. International sales accounted for approximately 67% of Candela’s revenue for fiscal year 2009, and Candela expects that it will continue to be significant. Accordingly, a major part of Candela’s revenues and operating results could be adversely affected by risks associated with international commerce. Significant fluctuations in the exchange rates between the U.S. dollar and foreign currencies could cause Candela to lower its prices and thus reduce its profitability, or could cause prospective customers to push out orders to later dates because of the increased relative cost of Candela’s products in the aftermath of a currency devaluation or currency fluctuation.

Our international sales and operations subject us to many risks inherent in international business activities, including:

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	import and export controls;

•	multiple and possibly overlapping tax structures;

•	changes in tax and other laws;

•	regulatory practices and tariffs;

•	difficulties staffing and managing our international operations;

•	political instability; and

•	economic instability.

If our international sales do not continue at the expected pace or suffer from higher challenges than expected, we will not experience our projected growth or have decreased revenue and our financial results will suffer.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels and Euros. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations in that jurisdiction, which may have a material adverse impact on our results of operations. During 2009, the U.S. dollar depreciated against the New Israeli Shekel by approximately 0.7%, and the U.S. dollar depreciated against the Euro by approximately 2%. If the New Israeli Shekel continues to strengthen in value in relation to the U.S. dollar, it will become more expensive for us to fund our operations in Israel. If the Euro depreciates against the U.S. dollar it will decrease our revenues from operations.

Although we use hedging techniques to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus exchange rate fluctuations could have a material adverse impact on our results of operations.

As a result of the merger with Candela Corporation, we and our subsidiaries, including Candela, became a larger and more geographically diverse organization, and if our respective management teams will not be able to continue to manage their businesses efficiently, our and our subsidiaries', including Candela's, operating results will suffer.

                Following the merger with Candela Corporation, we and our subsidiaries, including Candela, collectively, have approximately 557 employees in a total of 17 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to manage successfully the geographically more diverse and substantially larger organization could have a material adverse effect on our operating results and those of our subsidiaries, and as a result, on the market price of our ordinary shares.

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

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the U.S., it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. To date, none of our devices passed via PMA and we believe that very few (if at all) of our currently planned products are subject to PMA by the FDA. All products that we currently market in the U.S. have received 510(k) clearance for the uses for which they are marketed or are products with minor modifications from our cleared products and are therefore covered by Letter to File.

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

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or PMAs approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, it could harm our business.

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards, manufacturing operations could be halted, and our business would suffer.

We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a shutdown of manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 certification for the quality of our systems and products and CE certification from the European authorized notify body (KEMA) and electrical and safety certification from the Standards Institution of Israel/ CSA/ UL etc., and failure to comply with such standards could adversely impact our business.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required for obtaining clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the U.S., or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

New regulations may limit our ability to sell to non-physicians.

We sell our products to physicians and, outside the U.S., also to aestheticians. International regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

Because many of the users of our products are not trained, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

In the U.S., federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other licensed practitioners, including nurse practitioners, chiropractors and technicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to product liability claims and costly product liability litigation.

Product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Since inception we have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development departments into our service department;

•	product recalls; and

•	legal action.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for our products and if our forecasts are incorrect, we may experience either shipment delays or increased costs and inventory.

Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to nine months in advance and enter into purchase orders on the basis of these requirements, subject to limitations on components lead time and long lead items. We also accept one month safety stock of raw material above lead time. Our historical experience may not provide us with sufficient data to accurately predict future demand. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

In order to effectively manage our collaboration with Procter & Gamble Company, we may divert the attention of key technical personnel and management from the core business. If Procter & Gamble Company terminates the agreement, our share price could fall, and we may be unable to bring a home-use device to the market.

Effective February 25, 2007, we entered into a Joint Development and Supply Framework Agreement with the Procter & Gamble Company, or Procter & Gamble, for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the agreement, significant resources and the attention of key technical personnel and management were directed to the development of such devices even though such devices may not be commercialized for several years, if ever. In addition, we cannot be sure that the agreement will result in marketable products or that we will receive payments for any products developed pursuant to the agreement. Procter & Gamble has the option under certain circumstances to terminate the agreement, including following the failure by us to successfully complete two milestones, and may exercise that option. If Procter & Gamble terminates the agreement, the price of our ordinary shares could fall significantly, and we will not receive certain royalty and other payments provided for in the agreement. If Procter & Gamble terminates the agreement, we may decide to proceed to develop and commercialize the device on our own or with a third party. However, there can be no assurance that we will be able to successfully implement such a decision and successfully bring this home-use device to the market.

The expense and potential unavailability of insurance coverage for our customers could adversely affect our ability to sell our products and negatively impact our financial condition.

Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser and other light-based products due to the cost of or inability to procure insurance coverage.

We have invested a portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded an impairment charge during 2007, 2008 and 2009, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

The performance of the capital markets affects the value of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to market developments in recent years, including a series of rating agency downgrades, the fair value of these investments may decline. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

As of February 25, 2010, we held approximately $8.9 million in auction-rate securities, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Auction-rate securities are floating rate debt securities with long-term nominal maturities for which the interest rates are reset from time to time through a competitive bidding process often referred to as a “Dutch auction.” These periodic auctions have historically provided a liquid market for auction-rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at then-existing market rates or to liquidate their holdings by selling their securities at par value. As part of the ongoing credit market crisis, a number of auction-rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. Historically, when investor demand was insufficient, the banks running the auctions would step in and purchase the remaining securities to prevent an auction failure. During the recent credit crisis, however, banks have allowed these auctions to fail.

While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, the auction-rate securities held by us have experienced multiple failed auctions, as the amount of these auction-rate securities submitted for sale exceeded the amount of purchase orders for these auction-rate securities. As a result, we recorded a pre-tax impairment charge of $1.6 during 2008 and an additional $0.2 million in 2009. We cannot predict when the liquidity of these auction-rate securities will improve. We continue to monitor the market for auction-rate securities although there is no current secondary market for such securities. If the fair value of these investments were to further decline, management would be required to evaluate whether such decline is “other than temporary.” The amount of any impairment loss which is determined to be other than temporary would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Notes 3 and 4 of the notes to our consolidated financial statements for further information. A portion of our liquidity will be adversely affected to the extent that auctions for our auction-rate securities experience further failures.

Following the merger with Candela Corporation, we may continue to incur significant additional expenses in connection with the acquisition of Candela.

        Following the merger we expect to continue to incur significant additional expenses, including those relating to coordinating personnel, information technology systems, accounting systems, vendors and strategic partners of Candela, as well as expenses relating to the implementation of consistent standards, policies, and procedures. As a result of the merger we suffered and we may continue to suffer material write downs in assets and charges to earnings, which include severance pay and other costs.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We are a foreign private issuer under the rules and regulations of the SEC and thus, we are exempt from a number of rules under the Exchange Act and we are permitted to file less information with the SEC than a full reporting company.

           As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; and we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. If we will lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the U.S. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

The failure to attract and retain key personnel could adversely affect our business.

Our success also depends in large part on our ability to continue to attract, retain and motivate highly skilled technical and professional personnel. Competition for certain employees, particularly sales representatives and development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

In various jurisdictions in which we operate, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, in the past, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of such employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or intellectual property. In addition, pursuant to Israeli courts in order to enforce the non-compete undertakings, the employer need to prove that the employee received a special consideration in return for his commitment not to compete with his employer. If we are unable to demonstrate that harm would be caused to us or otherwise enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

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

The global economic recession, instability and uncertainty of the last two years has affected the economic conditions in Israel. If the economic deterioration in Israel continues, it may adversely affect our financial conditions and results of operations.

In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell our products in these countries.

You may have difficulties enforcing a U.S. judgment against us and/or our executive officers and directors or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers are located outside the U.S. Therefore, a judgment obtained against us or any of them in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

Our operations may be disrupted by the obligation of our personnel to perform military service.

Many of our employees in Israel are obligated to perform annual military reserve duty in the Israeli Defense Forces and may be called to active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to reserve duty. Any disruption in our operations may harm our business.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and “Privileged Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making specified investments in property and equipment. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. In addition, these tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 were from paid-in capital as required by the financing condition of the approved plan. Under our next two tax benefit plans, which were approved under the amendment to the law of the Engorgement of Capital Investment 1959, we invested approximately $529,000 during 2004 and 2005 under the second plan and approximately $1,138,000 during 2006 and 2007 under the third plan. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

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

Provisions of our articles of association, our shareholders' rights plan, and Israeli law may delay, prevent or make difficult to acquire us, which could prevent a change of control and negatively affect the price of our ordinary shares.

                Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as classified board provisions. As noted above, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of our technology.

In addition, our board of directors adopted a shareholders' rights plan under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on November 9, 2008.  Initially, these rights are not exercisable and are traded with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares or commences a tender or exchange offer for 15% or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15% or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) ordinary shares. In addition, if, after a person acquires such ownership, we engage in a merger in which we are not the survivor or our ordinary shares are changed or exchanged, or we sell or transfer more than 50% of our assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary share. Our board of directors may redeem the rights at a price of $0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares. The rights plan will continue in effect until November 30, 2010, unless earlier redeemed or amended by our board of directors.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association.” for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law, our articles of association, and our shareholders’ rights plan, may delay or prevent our acquisition or make it difficult, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

The market price for our ordinary shares has been, and may continue to be, volatile. The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

•	the gain or loss of significant orders or customers;

•	recruitment or departure of key personnel;

•	the announcement of new products or service enhancements by us or our competitors;

•	possible delays in market acceptance of our new products;

•	potential increases in the level and intensity of price competition between our competitors and us;

•	announcements regarding clearance or non-clearance of regulatory approval;

•	quarterly variations in our or our competitors’ results of operations;

•	announcements related to litigation;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	developments in our industry;

•	absence of significant product backlogs;

•	our effectiveness in our manufacturing process;

•	unsatisfactory performance of our distribution channels, service providers, or customer support organizations;

•	timing of any acquisitions and related costs; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

The stock prices of many companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

In addition, the market price of our ordinary shares may decline as a result of the merger with Candela Corporation for a number of reasons including if:

•	we will not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on our business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on our business and prospects from the merger.

Further, we issued ordinary shares to Candela's shareholders as consideration for their common stock in Candela and, in some cases, we assumed Candela's options and stock appreciation rights. As a result, following the merger the number of our shares available for sale increased, and this may adversely impact the market price of our ordinary shares.

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

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. shareholder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, any gain or excess distribution would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest applicable ordinary income rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

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

We design, develop and market innovative aesthetic medical products based on our various technologies including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

On March 8, 2005, certain selling shareholders completed a secondary offering, in which such selling shareholders sold an aggregate of 7,937,809 of our ordinary shares, including an aggregate of 1,264,174 shares that were exercised by option holders.

In July 2005, we entered into an agreement to invest $1.5 million in Light Instruments Ltd. (Light Instruments), an Israeli start-up specializing in the development of advanced dental laser devices, in consideration for approximately 51% of Light Instruments’ outstanding share capital. As part of the investment agreement, we received the exclusive North American marketing and sales rights for 10 years following FDA clearance of Light Instruments’ product used for the treatment of oral soft and hard tissue. In July 2007, we entered into a share purchase agreement to purchase an additional 44% of Light Instruments’ outstanding share capital in consideration for an aggregate amount of up to $4.5 million. In October 2008, we purchased an additional 5% of Light Instruments’ outstanding share capital, and we currently own 100% of Light Instrument.

Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with Procter & Gamble Company, or Procter & Gamble, for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the terms of the agreement we will lead the research, development and manufacturing of the devices, while Procter & Gamble will focus on the development of the compositions that may be used in conjunction with our devices, marketing, and distribution of the devices. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. The agreement contemplates further collaboration between Procter & Gamble that could lead to commercializing additional products in the future. Procter & Gamble may terminate the agreement in certain circumstances, including following the failure to comply with the terms of the agreement.

On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then fully diluted share capital in consideration of $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then fully diluted share capital to increase our holdings to 42.32% of Fluorinex's fully diluted share capital. In September 2008, Fluorinex received FDA approval for its product. In December 2008, we exercised the warrant granted to us by Fluorinex. On May 13, 2009, we entered into an agreement with Fluorinex for the purchase of additional 20% of Fluorinex’s then fully diluted share capital in consideration of $1.0 million and we currently hold 53.01% of Fluorinex's fully diluted share capital. Following the additional investment on May 13, 2009, we are consolidating Fluorinex results in our financial statements. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance of time known today. Unlike other electro-chemical based fluoride systems, no electric current passes through the patient’s tissue, thus enhancing the safety of the device.

On November 8, 2007, we announced our first share repurchase program. Under this share repurchase program, we have repurchased, and may continue to repurchase our outstanding ordinary shares in consideration of up to an aggregate amount of $50.0 million. Our repurchases under this share repurchase program may be made from time to time in the open market and may be initiated and discontinued by us at any time. Under this share repurchase program, from November 1, 2007 to March 31, 2008 we repurchased 588,700 of our ordinary shares at an aggregate purchase price of $9.1 million.

In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a whole skin complexion whitening treatment. Under the agreement, we agreed to purchase an aggregate of 31.57% of RBT’s fully diluted share capital (excluding the warrant as described below) in consideration for up to $3 million, and received a warrant to purchase an additional 5.94% of RBT fully diluted share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product to the professional market. In November 2009, we entered into an agreement with certain shareholders of RBT for the purchase of additional 9.25% of RBT’s share capital in consideration for approximately $0.2 million plus a potential earn-out in the event RBT merges or is acquired. In accordance with accounting pronouncements and as we are the primary beneficiary in RBT since November, 2009, we are consolidating RBT's results in our financial statements. As of February 25, 2010, we hold 44.9% of RBT’s fully diluted share capital (see also Note 1 to our consolidated financial statements). In November 2009, RBT announced the commercial launch of the elure™ topical whitening cream in several Asian markets. The elure advanced dermal whitening product is the first scientifically proven enzymatic skin whitening product treatment that targets and decomposes melanin to reveal a visibly lighter and exceptionally luminous skin tone. This product line is based on the unique scientific discovery of a naturally occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product does not include Hydequinine which may cause side effects such as skin redness and burning sensation.

In November 2008, we entered into an agreement with Inlight Corp., a San Diego-based research and development company whereby we purchased 100% of Inlight Corp.’s outstanding capital stock. Inlight is currently developing a CO2 laser for fractional skin rejuvenation and we expect to introduce the product in the second half of 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is EverCare Medical Group, a major aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout China and has been our distributor in China for the past three and a half years. Through this new Chinese subsidiary, we are able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after sales service and support. Syneron China commenced its operations during 2010 and it currently has four offices in Beijing, Shanghai, Shengdu and Guangzhou and several product demonstration centers in different areas in China.

On September 8, 2009, we entered into an agreement and plan of merger with Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela Corporation, a publicly traded company incorporated under the laws of the state of Delaware. Pursuant to the merger agreement we acquired Candela through Acquisition Sub which merged with and into Candela. The transaction was completed on January 5, 2010, and Candela survived the merger as our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary share for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela manufactures, and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

In October 2009, we entered into a definitive agreement to acquire Primaeva Medical, Inc., an aesthetic technology firm based in Pleasanton, California (Primaeva), in consideration for $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones (see also Note 1 to our consolidated financial statements). The transaction was completed on October 26, 2009. Primaeva developed a minimally invasive RF aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, which has already received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency (RF) energy directly within the reticular dermis. Its fractional treatment patterns and unique energy delivery mechanism have demonstrated noticeable skin tightening, with minimal downtime. We expect to introduce the Primaeva product in the next 12 months.

Principal Capital Expenditures

We had capital expenditures of approximately $9 million in 2009, approximately $4.1 million in 2008 and approximately $8.4 million in 2007. We expect that our capital expenditures will be approximately $1.5 million in 2010. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2009 consisted of an acquisition of shares in subsidiaries ($7.7 million), investments in affiliated companies ($0.8 million), and purchase of computers and general equipment ($0.5 million). We expect our capital expenditures in 2010 to consist of additional investments in our affiliated companies and purchase of computers and general equipment. Our capital expenditures in 2008 consisted of an acquisition of minority shares in subsidiaries ($1.3 million), investments in affiliated companies ($1.6 million), and purchase of computers and general equipment ($1.2 million). Our capital expenditure in 2007 consisted of an acquisition of a minority share in a subsidiary ($ 3.6 million), investments in affiliated companies ($2.6 million), leasehold improvements ($ 1.3 million), and purchase of computers and general equipment ($0.9 million).

B.           BUSINESS OVERVIEW

Overview

We design, develop and market innovative aesthetic medical products based on our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, skin tightening, and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues were $11.5 million in 2002, $35.0 million in 2003, $57.9 million in 2004, $87.4 million in 2005, $117.0 million in 2006, $141.0 million in 2007, $115 million in 2008 and $54.7 million in 2009.

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

During 2000 and 2001, our primary activity was the development and approval of our first product platform, the Aurora, which utilizes our ELOS technology. We received our CE Mark approval in Europe in November 2001, and launched sales of the Aurora product platform in December 2001. We received 510(k) clearance from the FDA for hair removal for the Aurora product platform in July 2002. In October 2002, we received 510(k) clearance from the FDA to market the Aurora product platform for the treatment of superficial benign vascular and pigmented lesions. In August 2002, we introduced the Aurora product platform commercially in the United States.

We launched the Polaris product platform in May 2003, after receiving our CE Mark approval in Europe for the product in December 2002. In April 2003, we received 510(k) clearance from the FDA to market the Polaris product platform for leg vein treatment as well as other types of vascular lesions. In December 2003, we introduced the Polaris product platform commercially in the United States.

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

In 2005, we introduced the VelaSmooth product platform in the United States and a few upgrades for the Aurora, Galaxy and Comet product platforms. Our products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bi-polar radio frequency. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The system also includes a skin tightening modality, the ST. The eLaser™ platform combines diode laser technology with bi-polar radio frequency and offers ultra fast hair removal, as well as upgradeability to our leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bi-polar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of our ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

In the first quarter of 2007, we launched the LiteTouch platform, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The LiteTouch platform is a compact, lightweight and portable laser system which makes the use of the device very similar to mechanical drills. The LiteTouch system has a small footprint, which saves important floor space and allows it to easily integrate into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters. The LiteTouch platform received 510(k) clearance from the FDA in October 2006.

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

In June 2009, we introduce a new and unique treatment modality called Sublative Rejuvenation™. Sublative Rejuvenation utilizes a fractionated bi-polar radio frequency technology in which heat energy is effectively placed into the dermis, producing dermal remodeling with the least amount of epidermal disruption. While traditional fractional technologies are most aggressive at the epidermal level, Sublative Rejuvenation delivers energy with minimal epidermis ablation.

In June 2009, we further launched VelaShape IITM. The latest device on the market for cellulite and circumferential reduction leading to body contouring, VelaShape II offers current and new practitioners added features and benefits, including increased power for shorter treatment sessions, reduced number of sessions, and an advanced Clever™ terminal, a diagnostic digital user interface to improve both consistency in treatment results and patient comfort.

In conjunction with the Sublative Rejuvenation treatment and the VelaShape II, we launched Syneron Advantage™ a new physician partnership program to support customers' needs in today's economic climate. The program enables physicians to gain access to our facial applications and body shaping technologies at a more affordable price point that are easier to finance in the current economic environment. The Syneron Advantage program delivers services and programs to further support the success of physicians long after purchase. The program is now available with purchases of new VelaShape II™, LipoLite™ and eMatrix™ devices.

In November 2009, RBT announced the commercial launch of the elure™ topical whitening products in several Asian markets. The elure advanced dermal whitening product is the first scientifically proven enzymatic skin whitening treatment that targets and decomposes melanin to reveal a visibly lighter and exceptionally luminous skin tone. This product line is based on the unique scientific discovery of a naturally occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product line does not contain Hydroquinine which may cause side effects such as skin redness and burning sensation.

We have received 510(k) clearances from the FDA for all of the professional applications mentioned above. We sell our products in more than 50 countries through a direct sales force of approximately 35 employees in North America and more than 50 distributors in Europe, the Middle East, Asia-Pacific, South Africa and Central and South America. As of December 31, 2009, we had an installed base of over 12,750 products.

Candela Corporation

Our new indirect subsidiary, Candela, researches, develops, manufactures, markets, sells, distributes, and services laser systems used to perform procedures addressing patients' aesthetic medical and cosmetic concerns. Candela offers a comprehensive range of products based on proprietary technologies focusing on the major aesthetic and cosmetic laser applications. Candela's products include:

          Dynamic Cooling Device (DCD) is a device which cools the top layer of the skin, while leaving the targeted underlying hair follicle, vein or other structure at normal temperature. As a result, higher levels of laser energy can be delivered during treatment, while minimizing thermal injury, pain, and the inconvenience associated with anesthetics. The design of the hand-held DCD enables the practitioner to clearly see the area being treated, and the combined efficiency of the lasers and DCD reduces the risks of over treatment. The DCD delivers the appropriate amount of cooling quickly and consistently. Currently, DCD is available as an option on several Candela laser systems.

GentleMaxTM is an integrated aesthetic treatment workstation with multiple wavelength capability. It includes the Nd:YAG 1064 laser and 755 nm laser in one. It includes touch-screen technology for user-friendly interface. It offers broad treatment versatility with as many as 36 different applications, including permanent hair reduction, skin tightening and skin rejuvenation and treating leg and facial veins. In addition, this workstation offers a choice of skin cooling options—from chilled air technology to Candela's integrated and patented DCD that utilizes bursts of cryogen before and after the laser pulse to offer patient comfort.

AlexTriVantage™ is a total all-color tattoo and pigmented lesion solution using multi-wavelength technology in conjunction with Candela's "laser-pumped-laser" hand piece technology. It also includes a new long pulse mode which offers advanced rejuvenation treatments for a wider variety of pigmented lesions. It is Candela's fastest, gentlest, most powerful q-switched alexandrite laser with a touch-screen technology for user friendly interface.

QuadraLASE™ offers a complete solution to fractional and traditional CO2 skin resurfacing. It features a unique QuadraSCAN™ scanning system for enhanced patient comfort and includes dual fractionated (300 and 180m) hand pieces and surgical hand pieces which provide variable depth therapy and full range of treatment options. This product offers savings on cost of ownership since it uses no disposables.

GentleLASE™ family of alexandrite lasers offers a powerful, fast, efficient, and ease-of-use system for treatment of permanent hair reduction, vascular lesions, wrinkle reduction and the treatment of pigmented lesions. It includes a large spot size of 18mm, resulting in faster treatment times. It treats most skin types and includes a long delivery system that allows treatment of a patient from head-to-toe without repositioning laser. The GentleLASE features a lightweight, compact design with multiple spot sizes and applications. In addition, it includes DCD epidermal cooling which makes redundant the use of messy gels.

GentleYAG™ family of Nd: YAG lasers provide fast, effective permanent hair reduction for every skin type including tanned or dark skin, treatment of beard bumps, leg and facial veins, and skin tightening. It is one of the fastest, most powerful Nd:YAG laser on the market today. One of the largest spot (18mm) on any Nd:YAG laser, it includes multiple spot sizes for multiple applications and multiple configurations. In addition, it includes DCD epidermal cooling which makes redundant the use of messy gels.

Vbeam™ is the pulsed-dye technology which eliminates vascular lesions including port wine stain birthmarks, rosacea, leg and facial veins, post-operative bruising and provides skin rejuvenation by the reduction of diffuse redness and pigmentation, scars, warts, psoriasis and hemangiomas.  The Vbeam uses micro-pulse technology for purpura-free results and includes smart user interface which provides pre-set treatment parameters with a touch of the screen. In addition, it includes DCD epidermal cooling which makes redundant the use of messy gels.

                Smoothbeam™ is a diode laser, for treatment of acne and acne scars, sebaceous hyperplasia and wrinkle reduction. It features 1450 nm wavelength which stimulates new collagen growth to treat fine lines and wrinkles. The Smoothbeam offers a quick, effective, non-invasive treatment for patients. In addition, it includes DCD epidermal cooling which makes redundant the use of messy gels.

The Syneron Solution

Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, which, when used together, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, a light or laser-based energy, and optical energy. Most previously available technologies have relied solely on optical energy sources or solely on radiofrequency energy.

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

Candela's Solution

Our new indirect subsidiary, Candela Corporation, has a product line which offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. Since Candela's foundation, it has continuously developed and enhanced applications for laser technology. In the mid-1980's Candela began developing laser technology for medical applications, and since that time has shipped approximately 14,500 systems to over 85 countries. Since the early 1990's Candela has focused its organizational resources on developing laser and light-based technology for use solely in cosmetic, dermatological, and aesthetic applications.

Our Products

Our products address a wide range of treatment alternatives, as summarized in the table below.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

Aurora	Hair Removal, Improving the skin’s appearance(2), Acne treatment	Physicians	Light + RF	U.S.: Third Quarter 2002 Rest of World: Fourth Quarter 2001

Pitanga	Hair Removal, Acne treatment	Aestheticians Medical Spas	Light + RF	Rest of World: Fourth Quarter 2003

Polaris	Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	Physicians	Laser + RF	U.S.: Fourth Quarter 2003 Rest of World: Second Quarter 2003

Galaxy	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	Physicians	Light + RF / Laser + RF	U.S.: Second Quarter 2004 Rest of World: Second Quarter 2004

Comet	Hair Removal	Physicians Aestheticians	Laser + RF	U.S.: Fourth Quarter 2004 Rest of World: Fourth Quarter 2004

VelaSmooth	Appearance of Cellulite, Thigh circumference reduction (in 2007), Body contouring	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Second Quarter 2005 Rest of World: First Quarter 2005

eStyle	Hair Removal, Improving the skin appearance, Acne treatment ,Wrinkles reduction (ST)	Aestheticians Spas	Light + RF	Rest of World: First quarter 2006

eLight	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction(ST)	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eLaser	Wrinkles treatment, Leg Veins treatment, Other Vascular Lesions treatment; Hair removal	Physicians	Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eMax	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment, and wrinkles with the ST applicator	Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

VelaShape	Appearance of Cellulite, Reduction of thigh circumference	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2007 Rest of World: Third quarter 2007

VelaShapeII	Appearance of Cellulite, Reduction of thigh circumference	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2009 Rest of World: Third Quarter 2009

LipoLite	Laser-assisted lipolysis	Physicians	Laser	U.S.: Third Quarter 2008

eMatrix	Ablation and resurfacing of the skin	Physicians	RF	U.S.: Fourth Quarter 2008 Rest of World: Forth quarter 2008

LiteTouch	Dental Laser	Dentists	Laser	U.S.: First quarter 2007 Rest of World: First quarter 2007

elure	Skin Whitening	Physicians	Melanozyme	Sales have not yet commenced

(1)
Regulatory clearance has been received in the United States and Europe for each indicated application for all products. In each market in which our products are sold, other than the United States and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Candela's Products

Candela's product line includes the following products:

Dynamic Cooling Device	Skin Cooling	Physicians	Cryogenic Cooling	U.S.: First Quarter 1998 Rest of World: First Quarter 1998

GentleMax	Hair Removal, Skin Tightening, Skin Rejuvenation and Leg and Facial Veins treatment	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

AlexTriVantage	Tattoo and Pigmented Lesion Solution	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

QuadraLASE	Fractional and Traditional Co2 Skin Resurfacing	Physicians	Laser	U.S.: Second Quarter 2009 Rest of World: Second Quarter 2009

GentleYAG	Hair Removal, Beard Bumps Treatment, Skin Tightening and Leg Vein Removal	Physicians	Laser	U.S.: First Quarter 2004 Rest of World: First Quarter 2004

Vbeam	Vascular Lesions Elimination including Port Wine Stain Birthmarks, Rosacea, Leg and Facial Veins, Post-Operative Bruising and Skin Rejuvenation Treatment	Physicians	Laser	U.S.: First Quarter 1998 Rest of World: First Quarter 1998

Smoothbeam	Acne Treatment, and Acne Scars, Sebaceous Hyperplasia and Wrinkle Reduction	Physicians	Laser	U.S.: First Quarter 2002 Rest of World: First Quarter 2002

GentleLASE	Hair Removal, Vascular Lesions, Wrinkle Reduction and Treatment of Pigmented Lesions	Physicians	Laser	U.S.: First Quarter 1998 Rest of World: First Quarter 1998
Sales and Marketing

We market our products to dermatologists, plastic surgeons and other cosmetic physicians in North America and to medical and non-medical practitioners outside North America. In North America, we continue to target the larger market of primary care physicians, obstetricians/gynecologists, ear, nose and throat specialists, and other practitioners who have started incorporating aesthetic procedures into their practices, along with the developing medical spa market. We also focus on additional aestheticians throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

We sell our products in 50 countries around the world primarily through a combination of more than 50 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 35 individuals. Our U.S. and Canadian sales efforts are headquartered in Irvine, California, and we manage several separate territories in the United Stated and Canada. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, South Africa, the Asia-Pacific region and South and Central America.

Our customer support strategy in North America is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. In North America, we offer a three-year, parts and services warranty that covers disposable applicator parts and regular system maintenance. The small size and weight of our system enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the case of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers. We now also offer in connection with the purchases of new VelaShape II™, LipoLite™ and eMatrix™ devices, the Syneron Advantage program which enables physicians to gain access to our facial applications and body shaping technologies at a more affordable price point that are easier to finance in the current economic environment. The Syneron Advantage program also delivers services and programs to further support the success of physicians long after purchase.

Candela's Sales and Marketing

Our new indirect subsidiary, Candela, markets and sells its products worldwide. Executives in North America, Latin America, Japan, Asia-Pacific, and Europe manage Candela's marketing, selling, and service activities through a combination of direct personnel and a network of independent distributors. Candela's sale efforts are headquartered in Wayland, Massachusetts. The mix of direct sales and distributor sales varies by region. Generally, Candela's distributors enter into 2-3 year exclusive agreements during which they typically agree not to sell Candela's competitors' products.

Candela sells products in the United States primarily through its direct sales force to traditional customer base of dermatologists and plastic and cosmetic surgeons. Candela's products are distributed to our non-traditional markets through an exclusive arrangement with McKesson's Medical Surgical Division. McKesson has approximately 450 dedicated sales representatives that showcase a wide range of products to family and general practice, and obstetrics and gynecology, physicians.

Outside the United States, Candela sells its products in Europe, Japan, Latin America, the Middle East, and Asia-Pacific through direct sales offices and distribution relationships. Candela has a total of 130 employees in its direct sales offices in Madrid, Lisbon, Rome, Frankfurt, Paris, Tokyo, Nagoya, Fukuoka, Osaka, Cwmbran, and Sydney. Candela has also established distribution relationships in China, Europe, Japan, Africa, Latin America, and the Middle East. Outside the United States, Candela is utilizing approximately 60 distributors.

Revenues by Geographic Market

Region	Year ended December 31,
	2007		2008		2009
	USD in thousands		USD in thousands		USD in thousands
		Percentage		Percentage		Percentage

North America	$80,489	57.1%	$60,202	52.4%	$27,978	51.1%
Europe	32,666	23.2	33,005	28.7	10,919	20.0
Asia-Pacific	22,013	15.6	16,967	14.7	11,362	20.8
Israel	916	0.6	581	0.5	1,127	2.1
Others	4,912	3.5	4,224	3.7	3,340	6.0
Total	140,996	100.0	114,979	100	54,726	100

Manufacturing

We use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. We use three separate manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001 as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by testing each product at our warehouse and through extensive involvement in the production process at the facilities of our subcontractors.

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

Candela's Manufacturing

Our new indirect subsidiary, Candela, designs, assembles, and tests its branded products at its Wayland, Massachusetts facility.

Candela's facility has ISO 13485 certification and has established and is maintaining a quality system that meets the requirements of ISO 13485:2003 from both the EC Directive 93/42/EEC and Canadian Medical Devices Regulation. The ISO 13485 certification provides evidence that Candela conforms to quality system requirements for the design, development, production, servicing and distribution of medical lasers and accessories.

Candela's products are manufactured with standard components and subassemblies supplied by third party manufacturers to its specifications. Candela purchases certain components and subassemblies from a limited number of suppliers. If Candela's suppliers are unable to meet its requirements on a timely basis, Candela's production could be interrupted until it will obtain an alternative source of supply.

Candela uses Alexandrite rods to manufacture the GentleMax™, GentleLASE™ and the AlexTriVantage™ systems, which account for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. To date, Candela has not experienced significant delays in obtaining dyes, optical and electro-optical components, electronic components, Alexandrite rods and other raw materials for its products. Candela believes that over time alternative component and subassembly manufacturers and suppliers can be identified if its current third party manufacturers and suppliers fail to fulfill its requirements.

Research and Development

Our research and development activities are conducted internally by a research and development staff consisting of 46 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2010: a new product for circumferential reduction, a new product line for aestheticians and the cosmetic market, and products for home use using our proprietary ELOS technology.

Until 2007, our research and development efforts have been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also focus on the development of technologies, which are not based on our ELOS technology. Our gross research and development expenditures were $8.5 million in 2006, $12.5 million in 2007, $13.8 million in 2008 and $13.2 million in 2009. We estimate our gross research and development expenditures for 2010 will be $15 million.

Candela's Research and Development

Our new indirect subsidiary, Candela, is currently conducting research on a number of applications by its in-house research and development staff consisting of 27 employees. Candela's core competencies include: applied laser physics and technology; tissue optics; photochemistry; light-tissue interaction; clinical research; aesthetic laser applications; engineering and design of medical laser devices; and collaborative research with leading academic and medical institutions.

When Candela discovers new technologies or applications with commercial potential, it assembles a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Candela's research and development team works with its operations group to design its products for ease of manufacturing and assembly and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with the right balance of features, clinical benefits, performance, quality, and cost.

Historically, Candela's research and development effort has relied primarily on internal development building on its core technologies. Today, in addition to its internal team, Candela's regularly engages the services of independent engineering and development firms to assist in the acceleration of new product development.

Candela also conducts joint research with physicians affiliated with various medical and research institutions. One example of technology developed through joint research is Candela's Dynamic Cooling Device which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. Candela anticipates continuing joint research and licensing arrangements with reputable medical research institutions in future periods.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of February 25, 2010, our patent portfolio consisted of 11 issued U.S. patents, one of which we purchased in December 2004 (with the certain U.S. and international family members), and 72 patents applications pending in the U.S. (with an additional 101 applications pending internationally and 10 international patents), related to 74 patent families relating to our technology and products. We have filed and expect to file future patent applications in the United States. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights. Our trademarks include Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, elure, Refirme, VelaShape, LipoLite, Sublative Rejuvenation, VelaShapeII, Syneron Advantage and elure . All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

Candela's Intellectual Property

Our new indirect subsidiary, Candela, has numerous patents and has a number of patent applications pending to protect its rights in certain technical aspects of hair removal, wrinkle removal, acne treatment, benign vascular lesion, pigmented lesion, and other laser systems. As of February 25, 2010, Candela's patent portfolio consisted of 22 issued U.S. patents, 37 patents applications pending in the U.S. and additional 10 applications pending internationally and 33 international patents. In addition to Candela's portfolio of issued patents and patent applications, Candela licenses patented technology from third parties. Candela uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000, to patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights of Cool Touch, Inc. (Cool Touch), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch obtained a license to the DCD on a co-exclusive basis with Candela, in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the agreement, Candela no longer is required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use.

Intellectual Property Litigation

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

Our subsidiary, Syneron Inc. is currently defending a patent infringement lawsuit brought by Palomar Medical Technologies, Inc. (Palomar) alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Syneron Inc. case on November 13, 2009. The Syneron Inc. action is still in its early stages. The complaint against Syneron Inc. was filed on November 14, 2008, and alleges willful infringement of the ’568 and ’844 Patents. The complaint seeks compensatory damages, requests that these damages be trebled, and requests attorneys’ fees and injunctive relief. After the lifting of the stay, Syneron Inc. answered the complaint on November 30, 2009, denying Palomar’s claims and seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents. On December 10, 2009, Palomar filed a First Amended Complaint that added Massachusetts General Hospital (MGH) as a plaintiff, and on December 14, 2009, Palomar replied to Syneron Inc.’s counterclaims. Syneron Inc. answered the First Amended Complaint on December 23, 2009, and filed Amended Counterclaims that add MGH as a counterdefendant. The Court held a scheduling conference in the case on January 6, 2010. At the conference, the Court set the claim construction hearing for November 17, 2010, and set other pre-trial dates. No trial date was set.

While Syneron Inc. intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc.

Candela's Intellectual Property Litigation

Our new indirect wholly owned subsidiary, Candela Corporation (Candela), is also currently defending a patent infringement lawsuit brought by Palomar alleging infringement of the ’568 and the ’844 Patents by Candela’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Candela case on January 5, 2010. Palomar's amended complaint, which added MGH as a plaintiff, alleges that Candela willfully infringed the ’568 and ’844 Patents. In addition to seeking compensatory damages, the amended complaint requests that the Court treble these damages, award attorneys’ fees, and provide injunctive relief. Candela’s amended answer and counterclaims denies Palomar’s claims, seeks a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents, and alleges unfair and deceptive business practices by Palomar in violation of Massachusetts General Laws Ch. 93A. Candela seeks compensatory damages, and requests the trebling of these damages, attorneys’ fees, and injunctive relief. Prior to the entry of the stay, a claim construction hearing was held, the Court issued an order on November 8, 2007, construing the claims, fact discovery was closed and expert reports were exchanged prior to entry of the stay. Palomar has dropped the ’568 Patent from this lawsuit, and has elected to proceed solely on the ’844 Patent. On February 10, 2010, after the stay was lifted, the Court held a scheduling conference and set June 30, 2010 as the cutoff for expert discovery, July 30, 2010, as the last date for filing summary judgment motions, and September 14, 2010, as the hearing date for summary judgment motions. The parties later agreed to serve supplemental expert reports on April 9, 2010, and supplemental rebuttal expert reports on May 7, 2010. No trial date has been set.

While Candela intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Candela would materially hurt the business, financial condition, results of operations and cash flows of Candela.

On February 19, 2008, Cardiofocus, Inc., or Cardiofocus, filed suit against Candela and eight other companies in the U.S. District Court for the District of Massachusetts, asserting willful infringement by Candela of U.S. Patents 6,457,780, 6,159,203 and 5,843,073. Cardiofocus seeks compensatory and treble damages, as well as attorneys’ fees and injunctive relief. On April 21, 2008, Candela answered Cardiofocus’ complaint and asserted a variety of counterclaims against Cardiofocus. Candela intends to vigorously defend against the lawsuit. Based upon Candela’s request, on July 23, 2008, the PTO agreed to re-examine the validity of the Cardiofocus patents. On October 14, 2008, the Court agreed to stay this matter for a minimum of one year, up to a maximum of two years, but no later than the PTO’s decision with respect to the re-examination proceedings.

All our professional employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. In most cases, we also require them to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality and assignment agreements will be enforceable or that they will provide us with adequate protection.

Competition

Our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Palomar Medical Technologies, Inc., UltraShape Ltd., and Lumenis Ltd., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd. and several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

We believe that many factors will affect our competitive position in the future, including our ability to:

•	develop and manufacture new products that meet the needs of our markets;

•	respond to competitive developments and technological changes;

•	manufacture our products at lower cost;

•	retain a highly qualified research and engineering staff;

•	provide sales and service to a worldwide customer base; and

•	maintain and improve product reliability.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

•	product design and development;

•	product testing;

•	software validation;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

Each of our products currently marketed in the United States has received 510(k) clearance or has Letter to File documentation for the uses for which it is being marketed.

FDA’s Pre-market Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or pre-market approval (PMA) from the FDA. The FDA's 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain and generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a registration or a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring PMA. All of our current products that are being marketed in the United States are class II devices.

A clinical trial may be required in support of a 510(k) submission or PMA application. Such trials generally require an Investigational Device Exemption (IDE) application approved in advance by the FDA for a limited number of patients, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin once the IDE application is approved by the FDA and the appropriate institutional review boards are at the clinical trial sites.

510(k) Clearance Pathway. When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of PMA applications. By regulation, the FDA is required to clear, negotiate or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a pre-market notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. We have modified some of our 510(k) cleared devices but have determined that, in our view, new 510(k) clearances are not required. We cannot be certain that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearances to market our Aurora platform of products for hair removal in July 2002 and for superficial vascular and pigmented lesions in October 2002. We received FDA clearance for the treatment of acne with the Aurora and the Pitanga products in February 2004. We received FDA clearances to market our Polaris product platform for leg vein treatment as well as other types of vascular lesions in April 2003. We received FDA clearance for wrinkle treatment with the Polaris products in December 2003. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted 510(k) clearance to our ST applicator for non-invasive wrinkle treatment a technique related to our ReFirme™ procedure. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product. In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin. In October 2006, the FDA granted 510(k) clearance to our LiteTouch product for dental laser treatment. Our recently acquired subsidiary, Primaeva, already received 510(k) clearance for wrinkle treatment indication.

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

•
quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process (including an annual laser report);

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•
medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, consent decrees and civil penalties;

•	recall or seizure of our products;

•	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or pre-market approval of new products or new intended uses;

•	withdrawing 510(k) clearance or pre-market approvals that are already granted; and

•	criminal prosecution.

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

The primary regulatory environment in Europe is that of the European Union, encompassing most of the major countries in Europe. Several member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking (CE Mark), indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. In the second quarter of 2003, we received certification for ISO 13485:2003. An ISO 13845:2003 certificate reflects the voluntary adoption of harmonized standards; however, compliance with such standards establishes a presumption of conformity with the essential requirements for a CE Mark. In the third quarter of 2001, our facility was granted a CE Mark approval certification. The ISO 13485:2003 and the CE Mark approval are valid until 2010.

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

C.           ORGANIZATIONAL STRUCTURE

We have 19 active subsidiaries as follows:

•	Syneron GmbH, which is a wholly-owned subsidiary of ours and was established in Germany in August 2001 to market and sell our products in Europe.

•	Syneron Inc. and Syneron Canada Corp., which are wholly-owned subsidiaries and were established in 2002 in Delaware and Toronto, Canada, respectively, to market and sell our products in North America.

•
Syneron Medical (HK) Ltd., which is a wholly-owned subsidiary and was established in Hong Kong in June 2004 and became active promoting, marketing and serving as an agent of the Company in Asia and Australia since January 2007.

•	Light Instruments Ltd., an Israeli corporation which is a wholly-owned subsidiary of ours as of October 2008.

•	Inlight Corp., a California corporation, which is a wholly owned subsidiary of ours as of November 4, 2008.

•	Rakuto Bio Technologies Ltd. an Israeli company, which we own 44.9% of its fully diluted share capital as of November 9, 2009.

•	Fluorinex Active Ltd., an Israeli company, which we own 53.01% of its fully diluted share capital as of May 13, 2009.

•	Primaeva Medical, Inc., a company based in Pleasanton, California which is an indirect wholly owned subsidiary of ours as of October 26, 2009.

•	Candela Corporation, a Delaware corporation, which is an indirect wholly owned subsidiary of ours as of January 5, 2010. Candela Corporation has 9 active subsidiaries as follows:

•	Candela KK – a Japanese corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Iberica, S.A. – a Spanish corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Deutschland GmbH - a German corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela France SARL – a French corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Italia – an Italian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela (U.K.) Limited – a U.K. corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Corporation Australia PTY, Ltd. – an Australian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela International Holdco, B.V. – a Netherland corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Portugal, Unipessoal Lda. – a Portugal corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel, pursuant to a lease that expires in December 2010. We have an option to extend our lease for an additional two year period. We and our subsidiaries, Light Instruments Ltd. and Fluorinex Active Ltd. occupy approximately 36,600 square foot in this leased facility in Yokneam Illit. Our U.S. subsidiary leases a 2,212 square foot facility in Schaumburg, Illinois pursuant to a lease that expires in May 2010. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in October 2011. Our Canadian subsidiary leases a 14,257 square foot facility in Richmond Hill, Ontario, Canada pursuant to leases that expire in July 2012. Our Hong-Kong subsidiary leases a 2,814 square foot facility in Hong-Kong pursuant to a lease that expires in June 2010. Inlight Corp. leases a 840 square foot facility in Irvine, California, pursuant to a lease which is renewable on a monthly basis. Primaeva Medical, Inc. leases approximately 14,137 square foot for its operations in Pleasanton, California pursuant to a lease that expires in June 2013.

Candela Corporation leases approximately 38,000 square foot for its operations in Wayland, Massachusetts pursuant to a lease that expires in December 2011. Candela Corporation also leases a 12,000 square foot facility in South Plainfield, New Jersey for its diode operation pursuant to a lease that expires inOctober 2011.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases four offices in Japan in Tokyo, Osaka, Nagoya, and Fukuoka. These leases expire between November 14, 2009 and September 16, 2012.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on December 12, 2010 and December 31, 2011, respectively.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on October 14, 2011.

•	Candela France SARL – leases a facility in Villebou Sur Yvette, France expiring on June 30, 2016.

•	Candela Italia – leases a facility in Formello, Italy expiring on November 3, 2011.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on September 18, 2012.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2013.

•	Inolase (2002), Ltd. – leases a facility in Natanya, Israel expiring on April 30, 2010. The lease agreement will not be renewed as Candela closed the operation of Inolase.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.           OPERATING RESULTS

Overview

We design, develop and market innovative aesthetic medical products mostly based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite thigh circumference and skin tightening, and one minimally invasive product for laser-assisted lipolysis. We believe our ELOS technology provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption, and that our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results

We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment as well as other products, which we developed. We also generate a small portion of our revenue from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

We have recently introduced new product platforms such as the eMatrix, VelaShape II and LipoLite under a new recurring revenue business model. We believe that our new systems offer our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to the replaceable, single-use treatment modules. Our goal is that the recurring business model, once fully implemented, will deliver attractive operating margins both from the sale of the system as well as the sale of the consumable modules. To the extent possible, we intend to offer this new recurring-revenue business model on most of our future product introductions and intend for our recurring-revenue stream to increase proportionally as the installed base for our newer units increases.

Information provided in this Item 5, does not include any information about our new, indirect subsidiary, Candela Corporation, which we acquired after December 31, 2009. For historical financial information of Candela, please see Candela's previously filed reports with the SEC.

Revenues

Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable and we do not have any obligation to customers after the date on which products are delivered.

We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment as well as other products, which we developed. For the year ended December 31, 2009, our revenues totaled $54.7 million. From inception through December 31, 2009, we sold over 12,750 products worldwide. For the year ended December 31, 2009, we derived approximately 5.5% of our revenues from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

We directly sell our products primarily in the United States, Canada, and to a lesser extent, in China, Hong Kong and Germany, and we use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2009, we derived 48.9% of our revenues from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2009, we had approximately 35 salespeople in North America and distributors in more than 50 countries. We intend to overcome the decrease in our revenues by introducing new products and new applications to the market. In addition, following the merger with Candela, we added direct sales operations in many countries outside the U.S. and we now have a strong presence in the international market of our product line and Candela's product line. We also expanded our international sales management team to support the sales efforts in these markets. International sales are subject to a number of risks, including changes in foreign government regulations, import and export license requirements, tariffs, taxes and other trade barriers, fluctuations in foreign currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations, managing distributor relations and political and economic instability. Also, additional international markets may not develop and we may not receive future orders to supply our products in international markets at rates equal to or greater than those experienced in recent periods.

The following table provides information regarding the breakdown of our sales by geographical region for the years ended December 31, 2008 and 2009:

	Percent of Sales
Region	Year ended December 31, 2008	Year ended December 31, 2009

North America	52.4%	51.1%
Europe	28.7	20
Asia-Pacific	14.7	20.8
Israel	0.5	2.1
Others	3.7	6
Total	100.0%	100.0%

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

Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team which includes subcontractor management, purchasing and quality control. The cost of revenue as a percentage of revenues increased from 2008 to 2009 due to the decrease in our revenues, our overhead expenses which remained fixed while our sales volume was significantly reduced and to the increase in write-off costs of inventory due to a decrease in revenues. We expect our cost of revenues to increase as a percentage of revenues, as a result of the merger with Candela Corporation.

Research and Development Expenses

Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, as well as management and administration expenses in support of sales and marketing in our subsidiaries. We expect our selling and marketing expenses to decrease as a percentage of revenues, as a result of a projected increase in our sales following the merger with Candela Corporation.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We are experiencing an increase of our general and administrative expenses in absolute dollars and as a percentage of revenues primarily due to our merger with Candela Corporation, and the expansion of our management functions and support of our overall growth.

Financial Income, net

Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from remeasurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income

Our facilities in Israel were granted the status of “Approved Enterprise” and the status of “Privileged Enterprise” (the new program under the Law for the Encouragement of Capital Investments, 1959), both entitling us to a ten-year exemption from Israeli corporate tax. The “Approved Enterprise” and the “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources, such as gains from sales of marketable securities and interest earned on cash, cash equivalent and marketable securities. We will seek to maintain the “Approved Enterprise” and the “Privileged Enterprise” status by meeting the necessary conditions with respect to our future capital investment programs thus extending our “Approved Enterprise” and "Privileged Enterprise" benefits beyond the first ten years. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Approved and Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli Tax please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, allowances for doubtful accounts, slow moving inventory, warranty reserves, income taxes, litigation and stock-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies

Marketable securities. Marketable securities consist of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss) or in earnings if the decline is determined to be other than temporary in accordance with accounting guidance.

    In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary. Effective as of the second quarter of 2009, if an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the noncredit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the noncredit loss portion is recorded as a separate component of other comprehensive income (loss).

Marketable securities are classified within Level 1 or Level 2. This is because marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant. Due to the current economic environment in which there is a lack of market activity for auction rate securities, we have been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value. We estimated together with our third party advisor the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period. These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller. Our management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date.

Revenue Recognition. We recognize revenues in accordance with SAB 104, when each of the following four criteria are met:

•	There is persuasive evidence of an arrangement;

•	delivery of product has occurred;

•	the fee is fixed or determinable; and

•	collection is probable.

Revenue from some product sales to end users in North America usually includes multiple elements within a single contract. Our accounting policy complies with the requirements set forth in ASC 605-25 (originally issued as EITF 00-21), relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The items included in the arrangements (deliverables) are evaluated pursuant to ASC 605-25 to determine whether they represent separate units of accounting. We perform this evaluation at the inception of an arrangement and as of the delivery of the items. Generally, we account for a deliverable separately if: (i) the delivered item has standalone value to the customer;(ii) there is objective evidence and reliable evidence of the fair value of the undelivered item; and (iii) if we have given the customer a general right of return relative to the delivered item, delivery of performance of the undelivered item is probable and substantially within our control. We are establishing fair value of the undelivered item based on the price charged by third parties and data available from which to estimate the volume of services provided during the term of the arrangement.

In evaluating whether collection is reasonably assured, we review credit and operation histories and customers’ facilities and in the case of independent distributors, we will evaluate creditworthiness and other relevant factors.

If changes in conditions cause management to determine that these criteria are not met for future transactions, revenue recognized for any reporting period could be adversely affected. Although we meet the requirements of ASC 605 upon shipment of product, and the recording of revenue, we continually evaluate our accounts receivable for any bad debts and make estimates for any bad debt allowances.

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

Inventory write-down. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements and competitive pressures in products and prices. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate our ability to realize the value of our inventory based on combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future values and new product instructions. Assumptions used in determining our estimates of future product demand may proved to be incorrect, in which case the provision required for excess and absolute inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such as cost of goods sold at the time of such determination. When recorded, our reserves are intended to reduce the carting value of our inventory to its net realizable.

Taxes on Income. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Our valuation allowance is based on our judgment on future taxable income that would allow or prevent us from benefiting from our loss carry forwards. Currently, our relatively short history of loss operations does not allow us to record any tax benefit resulting from our subsidiaries’ losses.

Deferred taxes are determined utilizing the asset and liability method. Tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Stock-Based Compensation. ASC 718 (Originally issued as SFAS 123(R)) requires stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

We used the Binominal model to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, the post-vesting forfeiture rate, the suboptimal exercise factor and our expected annual dividend yield. Expected volatilities are based on historical volatilities of similar companies. As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The post-vesting forfeiture rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

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

Fair Value Measurements. The performance of fair value measurements is an integral part of the preparation of financial statements in accordance with generally accepted accounting principles. Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants to sell or transfer such an asset or liability. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the asset or liability requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of certain assets and certain liabilities and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Business Combination. In accordance with ASC 805 "Business Combination" (Formerly SFAS No. 141R), we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

The consolidated financial statements include our accounts and our subsidiaries' accounts, in which we have a controlling voting interest or entities which are considered variable interest entities for which the we are considered the primary beneficiary of their operations as such terms are determined in ASC 810 (originally issued as FASB Interpretation No. 46(R)), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. Inter-company balances and transactions have been eliminated upon consolidation. The noncontrolling interest amount adjusts the consolidated net loss to reflect only our share in the earnings or losses of any consolidated company.

We apply the provisions of ASC 810 which provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

Upon consolidation, the primary beneficiary initially records all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest.

Recently Issued Accounting Pronouncements

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to us, this will become effective as of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As applicable to us, the adoption of the new guidance will not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition for multiple-element arrangements. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. We are currently evaluating the impact that the adoption would have on our consolidated financial statements. In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. As applicable to us, the adoption of the new guidance will not have a material impact on our consolidated financial statements.

Results of Operations

Years Ended December 31, 2008 and December 31, 2009

Revenues. Revenues in 2009 decreased by $60.3 million, or 52.4%, from $115 million in 2008 to $54.7 million. The decrease was primarily attributable to the global financial crisis, a weakness in U.S. economy as well as in the rest of the world, combined with a tightening of credit terms available to our customers.

Cost of Revenues. The cost of revenues decreased by $10.8 million in 2009, or 36.3%, from $29.7 million (25.8% of revenues) in 2008 to $18.9 million (35.5% of revenues). The decrease in cost of revenues was primarily attributable to the reduction in our revenues.

Research and development. Research and development expenses decreased by $0.6 million, from $13.8 million in 2008 to $13.2 million in 2009. As a percentage of revenues, research and development expenses increased from 12% in 2008 to 24.2% in 2009. The decrease was primarily attributable to the strengthening of the U.S. dollar against the NIS. Research and development expenses for the year ended December 31, 2009, included $0.5 million of stock-based compensation expenses in comparison to $0.3 million of stock-based compensation expenses for the year ended December 31, 2008.

Selling and Marketing Expenses. Selling and marketing expenses decreased by $19.9 million, from $54.1 million in 2008 to $34.2 million in 2009. As a percentage of revenues, selling and marketing expenses increased from 47% in 2008 to 62.4% in 2009. The decrease in selling and marketing expenses was primarily attributable to our corporate restructuring program implemented starting from 2009 and to the reduction in our revenues in 2009 resulting in lower commission to employees. Selling and marketing expenses for the year ended December 31, 2009, included $1.4 million of stock-based compensation expenses in comparison to $3.9 million of stock-based compensation expenses for the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses decreased by $1.2 million, from $17.7 million in 2008 to $16.5 million in 2009. As a percentage of revenues, general and administrative expenses increased from 15.4% in 2008 to 30.1% in 2009. The decrease in general and administrative expenses was primarily attributed to the results of our corporate restructuring program. General and administrative expenses for the year ended December 31, 2009, included $2.3 million of stock-based compensation expenses in comparison to $3.4 of stock-based compensation expenses for the year ended December 31, 2008, and $2 million expense related to the merger with Candela Corporation, completed on January 5, 2010.

Financial Income. Financial income decreased by $1.8 million, from $3.9 million in 2008 to $2.1 million in 2009. The decrease in financial income was primarily attributable to interest earned on our increasing cash balance offset partially by a low interest rate and by an impairment charge of $1.6 million and $0.2 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities in the year ended December 31, 2008, and 2009, respectively. As a percentage of revenues, financial income increased from 3.4% in 2008 to 3.8% in 2009.

Taxes on Income. Income taxes increased by $5.2 million, from income tax benefit in the amount of $2.0 million in 2008 to income tax expense in the amount of $3.2 million in 2009. As a percentage of revenue, taxes on income changed from 1.7% in 2008 to 5.6% in 2009. In 2008 we recorded an income from taxes resulting from final tax assessment reached with the Israeli tax authorities. As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise,” such as interest on marketable securities. Taxes on income in 2009 reflect the taxes resulting from our subsidiaries net income and the accrual recorded from our continuing exposures in according with ASC 740. We provided a valuation allowance with respect to our U.S. subsidiaries operating losses carry forward and our capital loss to reduce deferred tax assets to amounts which are more likely than not to be realized during 2010 (see also Note 14d to the consolidated financial statements).

Years Ended December 31, 2007 and December 31, 2008

           Revenues. Revenues in 2008 decreased by $26 million, or 18.4%, from $141 million in 2007 to $115 million. The decrease was primarily attributable to the global financial crisis, a weakness in U.S. economy as well as in the rest of the world, combined with a tightening of credit terms available to our customers.

Cost of Revenues. The cost of revenues increased by $2.7 million in 2008, from $27.0 million in 2007 to $29.7 million. The increase in cost of revenues was primarily attributable to a reduction of the average sales price of our products, a one-time inventory write-off and our overhead expenses which remained fixed while our sales volume was reduced.

Research and development. Research and development expenses increased by $1.3 million, from $12.5 million in 2007 to $13.8 million in 2008. As a percentage of revenues, research and development expenses increased from 8.9% in 2007 to 12% in 2008. The increase was primarily attributable to a 14% strengthening of the NIS against the U.S. dollar. Research and development expenses for the year ended December 31, 2008, included $0.3 million of stock-based compensation expenses in comparison to $0.9 million of stock-based compensation expenses for the year ended December 31, 2007.

Selling and Marketing Expenses. Selling and marketing expenses decreased by $4.5 million, from $58.6 million in 2007 to $54.1 million in 2008. As a percentage of revenues, selling and marketing expenses increased from 41.6% in 2007 to 47% in 2008. The decrease in selling and marketing expenses was primarily attributable to a reduction of revenue in 2008. Selling and marketing expenses for the year ended December 31, 2008, included $3.9 million of stock-based compensation expenses in comparison to $4.5 million of stock-based compensation expenses for the year ended December 31, 2007.

General and Administrative Expenses. General and administrative expenses increased by $5.8 million, from $11.9 million in 2007 to $17.7 million in 2008. As a percentage of revenues, general and administrative expenses increased from 8.4% in 2007 to 15.4% in 2008. The increase in general and administrative expenses was primarily attributable to a provision for doubtful debts and legal fees. General and administrative expenses for the year ended December 31, 2008, included $3.4 million of stock-based compensation expenses in comparison to $2.1 of stock-based compensation expenses for the year ended December 31, 2007.

Financial Income. Financial income increased by $0.6 million, from $3.3 million in 2007, to $3.9 million in 2008. The increase in financial income was primarily attributable to interest earned on our increasing cash balance offset partially by a low interest rate and by an impairment charge of $5.8 million and $1.6 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities in the year ended December 31, 2007, and 2008, respectively. As a percentage of revenues, financial income increased from 2.3% in 2007 to 3.4% in 2008.

Taxes on Income. Income taxes decreased by $5 million, from income tax expense in the amount of $3.0 million in 2007 to income tax benefit in the amount of $2.0 million in 2008. As a percentage of revenue, taxes on income changed from 2.15% in 2007 to 1.7% in 2008. The decrease in taxes on income was primarily attributed to a reverse of the prior year’s provision resulting from final tax assessment reached with the Israeli tax authorities. As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise,” such as interest on marketable securities. Our subsidiaries had loss carry forwards of approximately $34.04 million as of December 31, 2008, as compared to approximately $38.0 million as of December 31, 2007. We have recorded a valuation allowance for the deferred taxes on these losses since it is more likely than not that we will not be able to offset such losses against future income. In addition we have capital loss for tax purposes on marketable securities resulting from the U.S. dollar/NIS fluctuation rate. We had loss carry forwards of approximately $38.0 million. The Company provided a valuation allowance with respect to the above mentioned capital loss to reduce deferred tax assets to amounts which are more likely than not to be realized during 2009 (see also Note 15d to the consolidated financial statements).

B.	LIQUIDITY AND CAPITAL RESOURCES

From December 31, 2002, through August 10, 2004, we funded our operations principally from private placements of our preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. Since August 10, 2004, we have been using the proceeds from our initial public offering and our working capital to fund our operations. On March 8, 2005, certain selling shareholders completed a secondary offering, in connection with which we received net proceeds of approximately $1.6 million from the exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from the exercise of options. As of February 25, 2010, we did not have any outstanding or available debt financing arrangements.

As of December 31, 2009, we had working capital of $178.6 million, and our primary source of liquidity was $206 million in cash, cash equivalents and marketable securities and cash flow from operations. Approximately $8.9 million of the marketable securities that we held as of December 31, 2009, were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the recent ongoing credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of $1.6 million during 2008 and an additional charge of $0.2 million during 2009. We cannot predict when the liquidity of these auction-rate securities will improve. Please see Item 3.D. “Key Information – Risk Factors” for further details regarding our auction-rated securities.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next twelve months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those associated with our ordinary shares and could contain covenants that would restrict our operations. We cannot be sure that we will not require additional capital beyond the amounts currently forecasted by us, nor that any such required additional capital will be available on reasonable terms, if at all.

Net Cash Provided By (Used In) Operating Activities. Net cash provided by (used in) operating activities was $47.8 million in 2007, $20.4 million in 2008, and $(0.9) million in 2009. The change in net cash provided by operating activities reflects a decrease in sales activities. During 2009, trade receivables and trade payables decreased as a result of a decrease in sales activities. In 2008, we incurred an impairment charge of $1.6 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities. In 2009, we increased the impairment charge by an additional $0.2 million.

Net Cash (Used In) Investing Activities. Net cash provided by (used in) investing activities was $(17.4) million in 2007, and provided by $10.7 million in 2008 and $(47.6) million in 2009. Cash used in 2009 in investing activities is primarily attributable to acquisition of marketable securities and net cash paid in connection with acquisition of subsidiaries. For the year ended December 31, 2007, we invested $8.4 million in capital expenditures, which consisted primarily of an acquisition of a minority share in a subsidiary ($3.6 million), investment in affiliated companies $(2.6) million, leasehold improvements $(1.3) million, and computers and general equipment $(0.9) million. For the year ended December 31, 2008, we invested $4.1 million in capital expenditures, which consisted primarily of a purchase of minority shares in our subsidiaries $(1.3) million, investment in affiliated companies $(1.6) million and a purchase of computers and general equipment $(1.2) million. For the year ended December 31, 2009, we invested $9 million in capital expenditures, which consisted primarily of a purchase of shares in our subsidiaries $(7.7) million, investment in affiliated companies $(0.8) million and a purchase of computers and general equipment $(0.5) million. We expect our capital expenditures in 2010 will be approximately $1.0 million (excluding Candela) and will consist of computers and general equipment.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $(3.7) million in 2007, $(1.3) million in 2008 and $0.5 million in 2009. Net cash used in 2007 financing activities was attributed to the proceeds of exercise of options and the sale of restricted shares units in the amount of $3.5 million. This was offset by the Company’s repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of in the amount of $7.2 million. Net cash provided by financing activities in 2008 was primarily attributable to our repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of $1.9 million, offset by reimbursement of share issuance expenses $(0.6) million. Net cash provided by financing activities in 2009 was attributable to net proceeds from exercise of options.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a research and development staff consisting of 73 employees (including Candela's employees). Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2010 including a new product for circumferential reduction, a new product line for aestheticians and the cosmetic market and products for home use using our proprietary ELOS technology.

Prior to 2007, our research and development effort has been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also focused on the development of technologies that are not only based on our ELOS technology. Our gross research and development expenditures were $12.5 million in 2007, $13.8 million in 2008 and $13.2 million in 2009. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

 In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin.

On January 5, 2010, we completed the merger with Candela Corporation (Candela). Pursuant to that certain agreement and plan of merger dated September 8, 2009, by and among us, Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela, we acquired Candela through Acquisition Sub which merged with and into Candela. Candela survived the merger as our indirect wholly-owned subsidiary. The merger with Candela involved the coordination and the establishment of contractual arrangements and agreements between us and Candela that have previously operated independently with principal offices in several distinct locations. Following the merger with Candela Corporation, we and our subsidiaries, including Candela, collectively, have approximately 557 employees in a total of 17 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. In addition, we incurred and we expect to continue to incur significant costs and commit significant management time in coordinating Candela’s business operations, technology, development programs, products and personnel with our business.

Our subsidiaries, Syneron Inc. and Candela, are each currently defending separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and both the Candela action and the Syneron Inc. action were stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Syneron Inc. case on November 13, 2009, and in the Candela case on January 5, 2010. Palomar has dropped the ’568 Patent from the Candela lawsuit, and has elected to proceed solely on the ’844 Patent.

While Syneron Inc. and Candela each intend to vigorously contest Palomar’s allegations, each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. and/or Candela would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc. and/or Candela, as applicable.

We intend to overcome the decrease in our revenues by introducing new products and new applications to the market. In addition, following the merger with Candela, we added direct sales operations in many countries outside the U.S. and we now have a strong presence in the international market of our product line and Candela's product line. We also expanded our international sales management team to support the sales efforts in these markets.

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

The following table summarizes our contractual commitments as of December 31, 2009, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Commitments			(in thousands)

Uncertain tax positions (1)	$6,342
Operating leases (2)	$2,896	$1,661	$1,235	$-	$-

(1)
Uncertain income tax position under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

(2)	Consists of operating leases for our facilities and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of February 25, 2010:

Name	Age	Position(s)

Dr. Shimon Eckhouse	65	Chairman of the Board of Directors
Louis Scafuri	58	Chief Executive Officer
Fabian Tenenbaum	36	Chief Financial Officer
Dr. Michael Anghel	71	External Director
Marshall Butler	83	Director
Yaffa Krindel	55	Director
David Schlachet	65	Director
Dan Suesskind	66	External Director
Gerard E. Puorro 1	62	Director

Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., Tulip Ltd., and Navotek Ltd., Rapid Medical Ltd. and RealView Ltd. Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004 and again since 2007, and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

        Louis Scafuri was appointed as our Chief Executive Officer on February 2, 2009. From 1983 until 1999, Mr. Scafuri held various executive and management positions with Marquette Electronics which was acquired by General Electric Medical Systems to become GE Marquette Medical Systems. In his last position with GE Marquette Medical Systems, Mr. Scafuri served as its COO and President. From 1999 to 2001, Mr. Scafuri served as the COO of ESC Medical Systems, where he was responsible for Commercial Activities, R&D and the Global Operations of the company. From 2002, Mr. Scafuri served in various consulting, advisory and investor roles in medical device and medical aesthetic companies. Mr. Scafuri holds a B.Sc. degree in biology from Cornell University in Ithaca, NY and is a graduate of the Tuck Executive Program at Dartmouth College School of Business.

Fabian Tenenbaum was appointed as our CFO in May 2007, a year after joining us as Vice President for Business Development. In his VP role, Mr. Tenenbaum was responsible for developing the growth strategy for our home-use product, which culminated in the exclusive worldwide joint development and supply agreement with Procter and Gamble Company. From 2002 to 2006, Mr. Tenenbaum served as Vice President at Radiancy Inc., where he managed the U.S. subsidiary of a late-stage med-tech start-up with the third largest global installed base for light-based devices in the field of dermatology and aesthetic medicine. Mr. Tenenbaum currently serves as a director of our subsidiaries, Fluorinex Active Ltd., and Rakuto Bio Technologies Ltd. Mr. Tenenbaum holds a Bachelor's degree in Medicine from Ben Gurion University and an MBA from Columbia Business School.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the Chief Executive Officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1977, Dr. Anghel has been directly involved as a senior executive of a major Israeli holdings company, in the founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and Chairman of the Board of Gravity Ltd. and several other private companies. Dr. Anghel is the Chairman of the Board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Marshall Butler has served as a director since October 2003. Mr. Butler is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund from 1996 to 2006. Mr. Butler is a director of the Anti Defamation League and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as Chief Executive Officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Corporation from 1990 to 1994. Mr. Butler is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, Mr. Butler received the Israeli Prime Minister’s award for his contribution to Israeli industry. In 2001, he received an Honoree Doctorate from the Technion Institute.

Yaffa Krindel has served as a director since November 2005. She is currently serving as a General Partner in Tamarix Ventures, a private clean-tech venture capital partnership headquartered in Ramat Hasharon, Israel. From 1997 until 2007 Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in Nasdaq (now part of Avaya Inc.), a LAN switching company. From 1993 to 1997 she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. (TASE/Nasdaq: ALVR)), a leader in WiMax technology headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of : Fundtech Ltd. (Nasdaq: FNDT), Voltaire Ltd. (Nasdaq: VOLT), OrSense Ltd. and Siano Mobile Silicon Inc. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

David Schlachet served as our Chief Executive Officer from November 2005 until May 14, 2007, when he resigned as our Chief Executive Officer and was appointed to our board of directors. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Group Ltd., in addition to his position in Straus Group Ltd. (TASE: STRS) From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd., BioCancell Threrapautics Inc. and Adgar Investments and Developments Ltd. As of November 2008, Mr. Schlachet was nominated to serve as a director in the Tel Aviv Stock Exchange (TASE) and as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

Dan Suesskind has served as a director since November 2004. Until 2008, Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA) since 1976. Mr. Suesskind served as Teva’s Chief Financial Officer from 1977 until 2008, as a director from 1981 until 2001 and as of January 2010. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind is a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, board member of Ness Technologies Inc., and a board member of Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Gerard E. Puorro was appointed to our board of directors in January 2010. Mr. Puorro served as the President and Chief Executive Officer of Candela Corporation from April 1993 to 2010. From 1991 to 1993, Mr. Puorro served as Candela’s Chief Operating Officer and from 1989 to 1991, he was Candela’s Chief Financial Officer. Mr. Puorro is a visiting lecturer at the University of Pennsylvania, Wharton School of Business in the “Business and Biotechnology” lecture series. He is also a visiting lecturer at the Massachusetts Institute of Technology, Sloan School of Management in the “Managing in Adversity” lecture series. Mr. Puorro has been an active member in his community. He has served as a Special Olympics Coach, as President of the Board of Trustees for the Deaf Community Center in his hometown of Framingham, Massachusetts, as a member of the President’s Commission on Americans with Disabilities, and the Massachusetts Governor’s Commission for Employment of Individuals with Disabilities. Mr. Puorro is a Member Emeritus and consultant to the board of directors of the Sturge-Weber Foundation, a non-profit organization whose mission is to improve the quality of life for individuals with Sturge-Weber Syndrome. Mr. Puorro is a graduate of Bentley University with dual majors in Accounting and Taxation.

Our Chief Executive Officer serves at the discretion of our board of directors and hold office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our Chief Executive Officer and holds office until his or her successor is elected or his or her earlier resignation or removal.

Termination of Office

Doron Gerstel served as our Chief Executive Officer and a director until February 2, 2009.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2009, was approximately $0.382 million. This amount includes payment to our Chairman of the board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2009, was approximately $1.45 million (including our former CEO). This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2009, other than reimbursements for travel expenses.

As of February 25, 2010, our directors and officers (10 persons, including Doron Gerstel, a former director and chief executive officer of the Company) had outstanding options to purchase 1,939,631ordinary shares with exercise prices ranging from $0.01 to $27.73. 13,375 of these options will expire in the year 2011, 4,000 of these option will expire in the year 2012, 402,000 of these options will expire in the year 2013, 2,500 of these options will expire in the year 2014, 967,756 of these options will expire in the year 2015, and 550,000 will expire in 2016.

For a description of the plans pursuant to which such options were granted please see Item 6.E, “Share Ownership” below.

C.	BOARD PRACTICES

Board of Directors

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Select Market, requires issuers to comply with various corporate governance practices. Our board of directors currently consists of seven directors, four of whom are independent, and our audit committee consists of three directors, all of whom are independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than 7 and no fewer than three directors. Our board of directors consists of seven directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2008, the term of the first class expired and Mr. Schlachet and Mr. Gerstel were elected for a three-year term. Mr. Gerstel has ceased to serve on our board in February 2009, and created a vacancy on our board of directors. Pursuant to our articles of association in such event, the remaining directors may appoint a director in place of the retiring director and such appointment shall be in effect until the end of the third annual general meeting of the shareholders following the meeting at which the retiring director was elected. Therefore, our board of directors has resolved to appoint Mr. Puorro as a Class I director, immediately upon the completion of the merger with Candela Corporation, to serve through our annual general meeting in 2011, and until his successor is duly elected and qualified. At our annual general meeting held on March 2, 2010, the term of the second class, consisting of Mr. Butler and Ms. Krindel expired and Mr. Butler and Ms. Krindel were elected for a three-year term. At our next annual general meeting, the term of the third class, consisting of Dr. Eckhouse, will expire and the director elected at that meeting will be elected for a three-year term. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected.

The external directors will not be assigned a class. The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Israeli Companies Law, 5759-1999). We have employment and consultancy agreements with our principal executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry. In addition, these agreements provide for up to nine months of liquidation fees in certain events of termination of employment. Agreements with our directors (serving in that capacity) do not provide for benefits upon termination of service.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

External Directors

We are subject to the Israeli Companies Law, 5759-1999, or the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. Our external directors are Dr. Anghel and Mr. Suesskind. At least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” The above qualifications do not apply to external directors appointed prior to January 19, 2006. An external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

                A director has “professional expertise” if he or she satisfies one of the following:

•	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

•	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

•
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

                A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

•	the functions of the external auditor and the obligations imposed on such auditor;

•	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

               A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
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

           External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of our company.

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

Compensation Committee. Our compensation committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Krindel and Mr. Butler. The composition and functions of the compensation committee meet the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the compensation committee members have been determined to be independent as defined by the applicable Nasdaq rules. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and determines salaries and bonuses for our Chief Executive Officer and incentive compensation for our other employees.

Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel, Ms. Krindel and Mr. Butler. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the nominating committee members have been determined to be independent as defined by the applicable Nasdaq rules.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2007	2008	2009

Management, administration and operations	44	58	47
Research and development	43	63	46
Selling and marketing	193	179	120
Total	280	300	213

Israel	113	141	110
North America	151	140	93
Asia-Pacific	5	10	10
Europe	10	9	0
South America	1	0	0

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2009, our accrued severance pay funds totaled $0.3 million. We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount of which the employee contributes approximately 12% and the employer contributes approximately 6%.

In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance, 2006, according to the Israeli Collective Bargaining Agreements Law, 1957, or the Extension Order. The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

In accordance with our policy and the provisions of the Extension Order, we make contributions to a pension fund and/or insurance policy. Therefore, all our obligations to pay severance pay are covered by the aforementioned contributions, in accordance with Section 14 of the Israeli Severance Pay Law, 1963, and the Extension Order or any other applicable law.

Candela Corporation

As of February 25, 2010, our new subsidiary, Candela Corporation, employed 344 employees. The breakdown of Candela's employees by department and geographic location is as follows:

	As of December 31
	2007	2008	2009

Management, administration and operations	238	243	210
Research and development	39	26	27
Selling and marketing	128	101	96
Total	405	370	333

Israel	12	15	0
North America	267	228	203
Asia-Pacific	47	48	50
Europe	79	79	80

E.	SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 25, 2010, by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of February 25, 2010, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,587,440 ordinary shares outstanding on February 25, 2010.

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse(1)	2,729,147	7.67%
Yaffa Krindel	*	*	%
Marshall Butler	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Schlachet(2)	*	*	%
Louis Scafuri	*	*	%
Doron Gerstel(3)	*	*	%
Fabian Tenenbaum	*	*	%
Gerard E. Puorro(4)	*	*	%
All directors and executive officers as a group (10 persons)	3,482,696	8.91%

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

(2)           Mr. Schlachet ceased to serve as our Chief Executive Officer on May 14, 2007.

(3)           Mr. Gerstel ceased to serve as our Chief Executive Officer and director in February 2009.

(4)           Mr. Puorro was appointed as a director effective as of January 5, 2010.

Employee Benefit Plans

As of December 31, 2009, we had 15,931 options outstanding, all of which were issued under the 2003 Plan or conformed to the terms of the 2003 Plan. On May 12, 2004, our board of directors cancelled the unallocated options under the 2003 Plan.

On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2009, we had 3,256,274 options and Restricted Stock Units outstanding.

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

Under the 2004 United States, Canada and Rest of World Plan, we may grant to our non-Israeli directors, officers, employees and consultants, options and other incentive awards to purchase our ordinary shares. These plans were adopted to allow favorable tax treatment for our United States and Canadian directors, officers, employees and consultants. Since May 12, 2004, all options to our non-Israeli employees have been granted under the 2004 United States, Canada and Rest of World Plan and, unless we adopt a new plan, all such options in the future will be granted under the 2004 United States, Canada and Rest of World Plan.

Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2009. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 United States, Canada and Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants.

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

In January 2010, upon the consummation of the merger agreement with Candela Corporation, we assumed Candela's Third Amended and Restated 1998 Candela Corporation Stock Option Plan (1998 Plan), Candela's 2008 Candela Corporation Stock Plan (2008 Plan) and each of the following options to purchase Candela's common stock, stock appreciation rights or similar rights granted on Candela's common stock that were outstanding at such time, whether vested or unvested (Candela Awards):

•
Candela Awards with an exercise or strike price less than or equal to $3.16, which is the product of (x) the price per our ordinary share on Nasdaq immediately prior to the effective time of the merger, which was $10.86, and (y) the exchange ratio of our ordinary share for each share of Candela common stock, which was 0.2911; and

•	all Candela Awards subject to, and in accordance with the existing terms of, Candela’s executive retention agreements.

 All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of January 15, 2010, there were 952,549 outstanding options and stock appreciation rights (SARs), granted under the 1998 Plan and the 2008 Plan, or Candela Plans.

           Options and SARs granted under the 1998 Plan become exercisable on the date of grant or vest over a period of time, as specified by the committee established by Candela's board of directors, and expire ten years from the date of the grant. Upon exercise of a SAR, only the net number of ordinary shares issued in connection with such exercise shall be deemed "issued" for this purpose. The SARs granted to employees under the 1998 Plan vest over one to four years, while the SARs granted to directors vest over two years.

           Under the 1998 Plan, there were 587,070 outstanding options/SARs at January 15, 2010, with a weighted-average exercise price of $24.97 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no options/SARs available for grant under this plan at January 15, 2010.

On October 27, 2008, the board of directors of Candela adopted the 2008 Plan. The 2008 Plan was approved by Candela's stockholders on December 12, 2008. Under the 2008 Plan, Candela was permitted to grant incentive stock options, non-qualified stock options, SARs, restricted stock awards and RSUs (collectively, Stock Rights). The SARs granted to employees under the 2008 Plan vest over one to two years. Under the 2008 Plan incentive stock options were granted to employees of Candela and non-qualified options, SARs, restricted stock and RSUs were granted to employees, officers, directors and consultants of Candela. Following the merger with Candela, our board of directors administers the 2008 Plan.

           Under the 2008 Plan, there were 365,479 outstanding options/SARs at January 15, 2010, with a weighted-average exercise price of $2.34 per share.

Each option or SAR granted under this plan, expires on the date specified by the compensation committee of Candela, but not more than (i) ten years from the date of grant in the case of options and SARs generally, and (ii) five years from the date of grant in the case of incentive stock options granted to an employee possessing more than ten percent of the total combined voting power of all classes of stock of Candela. Options and SARs are subject to early termination in certain circumstances.

               Pursuant to the 2008 Plan, our board of directors may take any action as may be necessary to ensure that Stock Rights granted under the 2008 Plan qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. Any Stock Right granted under the 2008 Plan which is intended to qualify as "performance-based compensation" may be conditioned on the attainment of one or more of the following performance goals: earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital (based on earnings or cash flow), return on equity, return on investment, revenue, cash flow, operating margin, share price, total stockholder return, total market value, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation or information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures.

                Unless otherwise specified in the instrument relating to the grant of an incentive stock options, if an incentive stock option optionee ceases to be employed other than reason of death or disability, all unvested incentive stock options shall terminate and the vested incentive stock options shall terminate on the earlier of three months after the date of termination of employment or the specified expiration date. If an incentive stock option optionee ceases to be employed by reason of death or disability, all unvested incentive stock options shall terminate and the vested incentive stock options shall terminate on the earlier of one hundred and eighty days after the date of termination of employment or the specified expiration date. The compensation committee of Candela specified in the instrument relating to the grant of nonqualified options, SARs, restricted stock and RSUs the treatment of such Stock Rights upon a grantee's termination of employment.

The 2008 Plan shall automatically expire on October 27, 2018, except as to options and SARs outstanding on that date.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 25, 2010, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of February 25, 2010 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,587,440 ordinary shares outstanding as of February 25, 2010.

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares

The Baupost Group, LLC (1)	1,500,000	4.22%
Starlight Capital Ltd.(2)	2,287,331	6.43%
FMR LLC (3)	2,822,226	7.93%
Visium Balanced Master Fund, Ltd.(4)	1,766,349	4.96%
Royce & Associates, LLC(5)	1,463,059	4.11%
Paradigm Capital Management, Inc.(6)	1,390,700	3.91%
Steinberg Asset Management, LLC(7)	1,738,591	4.89%

(1)
The information is solely based upon Amendment No. 4 to Schedule 13G filed with the SEC on December 9, 2009, by the Baupost Group, LLC (“Baupost”), SAK Corporation and Seth A. Klarman. SAK Corporation is the Manager of Baupost. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. Securities reported on the Schedule 13G as being beneficially owned by Baupost includes securities purchased on behalf of various investment limited partnerships.

(2)
A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family.

(3)
The information is solely based upon Amendment No. 1 to Schedule 13G filed with the SEC on February 16, 2010, by FMR LLC (“FMR”), Edward C. Johnson 3rd (chairman of FMR), Fidelity Management & Research Company ("Fidelity") and Fidelity Low Priced Stock Fund (“FLPS”). Fidelity a wholly owned subsidiary of FMR and an investment adviser is the beneficial owner of 2,822,226 ordinary shares. FLPS, an investment company, is the owner of 2,200,000 of these ordinary shares. Edward C. Johnson 3rd and FMR, through its control of Fidelity, and the funds each has the sole power to dispose these shares. Members of the Johnson family through their ownership of voting common shares and the execution of the shareholders' voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.

(4)
The information is solely based upon Amendment No. 1 to Schedule 13G filed with the SEC on February 12, 2010, by Visium Asset Management, LP (“VAM”), Visium Balanced Master Fund, Ltd. (“VBMF”), JG Asset, LLC (“JG Asset”) and Jacob Gottlieb (“Gottlieb”). VAM as the investment manager of VBMF may be deemed to beneficially own shares beneficially owned by VBMF. JG Asset as the General Partner to VAM may be deemed to beneficially own shares beneficially owned by VAM. Gottlieb as the Managing Member of JG Asset may be deemed to beneficially own the shares beneficially owned by JG Asset. VAM, JG Asset and Gottlieb disclaim beneficial ownership as to these shares, except to the extent of his or its pecuniary interests therein.

(5)	The information is solely based upon Schedule 13G filed with the SEC on February 9, 2010, by Royce & Associates, LLC.

(6)	The information is solely based upon Schedule 13G filed with the SEC on February 12, 2010, by Paradigm Capital Management, Inc. All of these ordinary shares are owned by advisory clients Paradigm.

(7)	The information is solely based upon Schedule 13G filed with the SEC on February 16, 2010, by Steinberg Asset Management, LLC.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been: (i) the sale by Cititrust Bahamas Ltd., which is a trust that was created for the benefit of our retired Chief Technology Officer and director, Dr. Michael Kreindel, of part of its holdings pursuant to 10b5-1 plans, (ii) the increase in the percentage ownership held by the Baupost Group, LLC from 5.52% (based on a Schedule 13G filed on February 13, 2007) to 11.23% (based on a Amendment No. 3 to Schedule 13G filed on February 12, 2009) and then the decrease to 5.45% (based on a Amendment No. 4 to Schedule 13G filed on December 9, 2009), (iii) the purchase by Brandywine Global Investment Management, LLC of 6.11% of our ordinary shares (based on a Amendment No.1 to Schedule 13G filed on February 17, 2009) and the sale of such ordinary shares (based on Amendment No.2 to Schedule 13G filed on February 16, 2010), (iv) the purchase by Fidelity Management & Research Company of 11.214% of our ordinary shares (based on Schedule 13G filed on November 10, 2009) and the sale of 258,500 of these ordinary shares (based on Amendment No.1 to Schedule 13G filed on February 16, 2010), (v) the purchase by Royce & Associates, LLC of 5.32% of our ordinary shares (based on a Schedule 13G filed on February 9, 2010), (vi) the purchase by Paradigm Capital Management, Inc. of 5.05% of our ordinary shares (based on a Schedule 13G filed on February 12, 2010), and (vii) the purchase by Steinberg Asset Management, LLC of 6.33% of our ordinary shares (based on a Schedule 13G filed on February 16, 2010).

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 23, 2010, we had 107 shareholders of record who were registered with addresses in the United States. These holders in the United States were as of such date, the holders of record of approximately 90.76%* of our outstanding ordinary shares.

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd., European High-Tech Capital S.A. and Marshall Butler. Starlight Capital Ltd. and European High-Tech Capital S.A. are controlled by foundations which have been established for the benefit of family members of Dr. Shimon Eckhouse, the chairman of our board of directors. Dr. Eckhouse disclaims beneficial ownership of the shares held by these companies. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. As of February 25, 2010, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Shareholders’ Rights Plan

Our board of directors adopted a shareholders' rights plan, under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights are not exercisable and are traded with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares or commences a tender or exchange offer for 15 percent or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) ordinary shares. In addition, if, after a person acquires such ownership, we engages in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of our assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary share. Our board of directors may redeem the rights at a price of $.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares. The rights plan will continue in effect until November 30, 2010, unless earlier redeemed or amended by our board of directors.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2009, are included in this Annual Report on Form 20-F under Item 18, “Financial Statements.”

Legal Proceedings.

On December 21, 2007, Torkaman and Torabi Dental Corporation filed a complaint against us, Syneron Inc. and Scott Cote. Plaintiff alleges that we represented that dentists who purchased our products did not need to have a medical doctor or other medically trained personnel operate the device and that it could be legally operated by an aesthetician. Plaintiff alleges that it purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on our misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by us. Pursuant to a settlement agreement reached between the parties, the plaintiff was paid $1,044,000 of which we paid $372,000 and the remaining amount was paid by the insurance company.

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

Our subsidiary, Syneron Inc. is currently defending a patent infringement lawsuit brought by Palomar Medical Technologies, Inc. (Palomar) in the U.S. District Court for the District of Massachusetts, on November 13, 2009, alleging willful infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, confirming the patentability of all of the claims of the ’568 Patent at issue in the reexamination proceedings and most of the claims of the ’844 Patent at issue in the reexam proceedings. The stay was lifted on November 13, 2009.  The action is still in its early stages. The complaint seeks compensatory damages, requests that these damages be trebled, and requests attorneys’ fees and injunctive relief. After the lifting of the stay, Syneron Inc. answered the complaint on November 30, 2009, denying Palomar’s claims and seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents. On December 10, 2009, Palomar filed a First Amended Complaint that added Massachusetts General Hospital (MGH) as a plaintiff, and on December 14, 2009, Palomar replied to Syneron Inc.’s counterclaims. Syneron Inc. answered the First Amended Complaint on December 23, 2009, and filed Amended Counterclaims that add MGH as a counterdefendant. The Court held a scheduling conference in the case on January 6, 2010. At the conference, the Court set the claim construction hearing for November 17, 2010, and set other pre-trial dates. No trial date was set.

While Syneron Inc. intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc.

               We recorded a one time income of $3.975 million for the year ended December 31, 2009, in connection with a legal settlement that we reached in March 2009.

On or about December 23, 2008, we received a letter from Tensor Technologies LLC claiming that we were in breach of our royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004, between us and Tensor (as amended). On February 19, 2009, we sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. We submitted the matter for arbitration, have agreed upon an arbitrator and have started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against us in the amount of $2,617,706. On November 1, 2009, we submitted a statement of defense and a countersuit in the amount of $4,367,089 for the restitution of the royalties already paid by us to Tensor. Tensor has submitted its statement of defense to the countersuit we submitted. We have begun discovery proceedings. On March 16, 2010, Tensor has submitted its primary testimony affidavit.

Candela's Legal Proceedings

Our new indirect wholly owned subsidiary, Candela Corporation, is also currently defending a patent infringement lawsuit brought by Palomar in the U.S. District Court for the District of Massachusetts, alleging infringement of the ’568 and ’844 Patents by Candela’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, confirming the patentability of all of the claims of the ’568 Patent at issue in the reexamination proceedings and most of the claims of the ’844 Patent at issue in the reexam proceedings. The stay was lifted on January 5, 2010.  Palomar's amended complaint, which added MGH as a plaintiff, alleges that Candela willfully infringed the ’568 and ’844 Patents. In addition to seeking compensatory damages, the amended complaint requests that the Court treble these damages, award attorneys’ fees, and provide injunctive relief. Candela’s amended answer and counterclaims denies Palomar’s claims, seeks a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents, and alleges unfair and deceptive business practices by Palomar in violation of Massachusetts General Laws Ch. 93A. Candela seeks compensatory damages, and requests the trebling of these damages, attorneys’ fees, and injunctive relief. Prior to the entry of the stay, a claim construction hearing was held, the Court issued an order on November 8, 2007 construing the claims, fact discovery was closed, and expert reports were exchanged. Palomar has dropped the ’568 Patent from this lawsuit, and has elected to proceed solely on the ’844 Patent. On February 10, 2010, after the stay was lifted, the Court held a scheduling conference and set June 30, 2010 as the cutoff for expert discovery, July 30, 2010, as the last date for filing summary judgment motions, and September 14, 2010, as the hearing date for summary judgment motions. The parties later agreed to serve supplemental expert reports on April 9, 2010, and supplemental rebuttal expert reports on May 7, 2010. No trial date has been set.

 While Candela intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Candela would materially hurt the business, financial condition, results of operations and cash flows of Candela.

On February 19, 2008, Cardiofocus, Inc., or Cardiofocus, filed suit against Candela and eight other companies in the U.S. District Court for the District of Massachusetts, asserting willful infringement by Candela of U.S. Patents 6,457, 780, 6,159,203 and 5,843,073. Cardiofocus seeks compensatory and treble damages, as well as attorneys’ fees and injunctive relief. On April 21, 2008, Candela answered Cardiofocus’ complaint and asserted a variety of counterclaims against Cardiofocus. Candela intends to vigorously defend against the lawsuit. Based upon Candela’s request, on July 23, 2008, the PTO agreed to re-examine the validity of the Cardiofocus patents. On October 14, 2008, the Court agreed to stay this matter for a minimum of one year, up to a maximum of two years, but no later than the PTO’s decision with respect to the re-examination proceedings.

               On September 24, 2009, and October 30, 2009, after the announcement of our proposed merger with Candela, two putative class action lawsuits were filed in the Suffolk County Superior Court of Massachusetts against Candela, the members of Candela’s board of directors, among others (one of the lawsuits included us as a defendant). The two actions were thereafter consolidated. Plaintiffs alleged that members of Candela’s board of directors breached fiduciary duties owed to Candela stockholders by, among other things, using an unfair or flawed process in connection with the proposed merger between Candela and us, agreeing to an all-stock transaction at an unfair price, and omitting material information and/or providing materially misleading information concerning the merger. The consolidated action further alleged that Candela and us aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other relief: an injunction against the merger; rescission of the transaction (or damages) if consummated; and an award of all costs of the actions, including reasonable attorneys’ fees and expenses. While Candela and the other defendants believe the allegations in the complaints are entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigation, the defendants entered into a proposed settlement with the plaintiffs, which is subject to the Court approval. The proposed settlement provides for plaintiff's release of any and all claims and causes of action alleged in the complaints, or arising out of or relating in any manner thereto, in exchange for adding in the proxy statement/prospectus relating to the proposed merger certain additional limited disclosures and reducing the termination fee payable by Candela to us under the circumstances outlined in the merger agreement from $2.6 million to $2.1 million. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $260,000.

For other legal proceedings see also Note 12 to our consolidated financial statements. Please also see Item 3.D, “Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.”

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

On January 5, 2010, the merger with Candela Corporation (Candela) was completed. Pursuant to that certain agreement and plan of merger dated September 8, 2009, by and among us, Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela , we acquired Candela through Acquisition Sub which merged with and into Candela. Candela survived the merger as our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela manufactures, and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

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

Nasdaq Global Market
	Price per share (US$)
	High	Low
Yearly highs and lows
2005	$46.91	$23.05
2006	32.72	17.81
2007	28.12	13.37
2008	18.04	5.88
2009	12.44	4.55

Quarterly highs and lows

2008
First quarter	17.77	13.35
Second quarter	18.04	14.51
Third quarter	17.25	12.70
Fourth quarter	14.13	5.88
2009
First quarter	8.74	4.55
Second quarter	8.52	5.28
Third quarter	12.04	6.50
Fourth quarter	12.44	9.33
2010
First quarter (through March 22, 2010)	11.44	9.00

Monthly highs and lows

September 2009	12.04	8.69
October 2009	12.09	10.74
November 2009	12.44	9.86
December 2009	10.52	9.33
January 2010	11.44	9.79
February 2010	10.13	8.91

On March 22, 2010, the closing price of our ordinary share as quoted on Nasdaq Global Select Market was $11.08.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our amended and restated articles of association, as adopted by our shareholders on November 7, 2007, and Israeli law affecting our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association and such law. On November 7, 2007, our shareholders adopted the amended and restated articles of association of the Company (for the purposes of this Item, the “Amended Articles”)

Register Number and Purposes of the Company

Our registration number with the Israeli Companies Registrar is 51-298651-4. Pursuant to Section 4 of our Amended Articles we may engage in any type of lawful business as may be determined by our board of directors from time to time.

Dividend and Liquidation Rights

Holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. We may declare dividends out of profits legally available for distribution. Under the Israeli Companies Law, 1999-5759, or the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If a company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

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

Voting, Shareholder Meetings and Resolutions

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

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

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•	authorize a new class of shares, elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with certain office holders.

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

The Companies Law and regulations determine that shareholders’ meetings require prior notice of at least 21 days. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases a prior notice of not less than 14 days may be given to the company’s shareholders.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
at least one third (33.33%) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 1% of the company’s voting shareholders.

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of the shareholders following the meeting at which he was appointed. In accordance with the Companies Law, our external directors serve for three years, which may be renewed for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of our company (such requirement is not applicable to the first three-year renewal). The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the Board of Directors be held by different persons. However, the Companies Law further provides that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting shareholders present (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares of non controlling shareholders voting against the proposal shall not exceed 1% of company voting shareholders.

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote as described above. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

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

Regulations adopted under the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters, which are typical to the sector in which the company works and of companies with the same size and complexity as of the company;

(2)	The duties and obligations of the auditing accountant; and

(3)	Preparing of financial statements and their approval according to applicable law, including securities law.

The regulations also provide that a director with professional qualifications is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in other field which is relevant to the role;

(3)	He has experience of at least five years in one of the following, or that he has cumulative experience of at least five years in two or more of the following:

(a)	A senior position in the business management of a corporation which has a significant scope of business;

(b)	A senior public position or in a senior role in the public service; or

(c)	A senior position in the company's major fields of business.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Amended Articles.

Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise is one.

Our board of directors determined that Dr. Michael Anghel has accounting and financial expertise as described in the regulations promulgated pursuant to Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

On September 29, 2008, Amendment No. 8 to the Companies Law came into effect. The amendment states that a publicly traded company will be able to determine the number of independent directors that will serve on the company's board of directors. The amendment also sets a recommendation as to the number of independent directors a public company should appoint to their board: (i) companies with a controlling shareholder – one third; and (ii) other companies – a majority of the board. A Majority of our board members are independent as required by Nasdaq rules, which are different than the independence standard of the Companies Law.

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 100,000 per annum (approximately $26,500) and NIS 3,000 (approximately $800) per meeting. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In 2008, these regulations were amended to allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

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

A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150,000,000 (approximately $40,214,000, an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10,000,000 each (approximately $2,681,000, an amount which is adjusted on an annual basis), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Approval of the audit committee, the board of directors and our shareholders is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	employment of a controlling shareholder.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops and advances a whole skin complexion whitening treatment. Under the agreement, we agreed to purchase an aggregate of 31.57% of RBT’s fully diluted share capital (excluding the warrant as described below) in consideration for up to $3 million, and received a warrant to purchase an additional 5.94% of RBT fully diluted share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product. In November 2009, we entered into an agreement with a few shareholders of RBT, pursuant to which we purchased additional 9.25% of RBT’s fully diluted share capital in consideration for approximately $0.2 million. As of February 25, 2010, we hold 44.90% of RBT’s fully diluted share capital.

In November 2008, we entered into an agreement with Inlight Corp., a San Diego-based development and research company, under which we purchased 100% of Inlight’s outstanding share capital. Inlight is currently developing a CO2 laser for fractional skin rejuvenation and we expect to introduce the product in the second half of 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is EverCare Medical Group, the largest aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout the country and has been our distributor in China for the past three and a half years. Through this new Chinese subsidiary, we are able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after sales service and support. Syneron China currently has four offices in Beijing, Shanghai, Shengdu and Guangzhou. In addition, Syneron China established product demonstration centers in several areas in China.

On September 8, 2009, we entered into an agreement and plan of merger with Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela Corporation, a publicly traded company incorporated under the laws of the state of Delaware. Pursuant to the merger agreement we acquired Candela through Acquisition Sub which merged with and into Candela. The transaction was completed on January 5, 2010, and Candela survived the merger as our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela.

In October 2009, we entered into a definitive agreement to acquire Primaeva Medical, Inc., an aesthetic technology firm based in Pleasanton, CA, in consideration for $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones. The transaction was completed on October 26, 2009. Primaeva developed a minimally invasive RF aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, which has already received FDA clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency (RF) energy directly within the reticular dermis. Its fractional treatment patterns and unique energy delivery mechanism have demonstrated noticeable skin tightening, with minimal downtime. We expect to introduce the Primaeva product in the next 12 months.

Candela's Material contracts

               In August 2000, Candela entered into an agreement to amend its license agreement with The Regents of the University of California (Regents) whereby in exchange for an exclusivity fee of approximately $1.7 million, Candela obtained exclusive license rights to the Dynamic Cooling Device (DCD) subject to certain limited license rights of Cool Touch, Inc. (Cool Touch) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc. obtained a license to the DCD on a co-exclusive basis with Candela in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Pursuant to the agreement, Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the amended agreement, Candela is no longer required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. Effective as of July 3, 2005, Candela amended certain portions of its agreement with the Regents whereby for the annual license fee of $0.3 million, Candela's royalty obligation was reduced to 3% from its prior level of 6%. The annual fee of $0.3 million was paid by a lump sum of $3.0 million and is being amortized over the remaining life of the patent agreement, which as of February 25, 2010 was approximately five years.

In August of 2005, Candela entered into a distribution agreement with McKesson Medical-Surgical Inc.( McKesson), amended in September of the same year, whereby McKesson is nominated as the exclusive distributor of Candela's products listed under the agreement in the U.S., except for the following specialties and markets for which McKesson is a non-exclusive distributor – hospitals, dermatology, plastic surgery, spa, medispa (any spa employing a medical director), electrology, government organizations, rental companies, third-party resellers and/or customers of Candela that do not primarily engage in the practice of medicine, such as Ideal Image. The exclusive appointment is provided to be in effect for a period of 3 years following August 5, 2005, and to continue automatically for successive terms of 1 year each until terminated in accordance with terms of the agreement or by either party giving 90 days notice prior to the end of the applicable term. The engagement under the agreement is subject to the achievement of certain sale goals by McKesson. In the event that during a 1 year term McKesson fails to achieve 100% of the sales goal for such year but achieves 80% of such goal, the parties agree that they will establish new sale goals for the subsequent years. In the even that McKesson fails to achieve 80% of the sales goal for a certain year, Candela may terminate the agreement upon 60 days notice. The sales goal for the first year was provided at 700 product units.

                In November 2007, Candela entered into Senior Officer Executive Retention Agreements with certain of its officers (Retention Agreements). The existing terms of each Retention Agreement provide, among other things, that the officer will be entitled to certain benefits in the event that (i) a change in control occurs and (ii) the executive officer's employment with Candela terminates under the conditions described below within 24 months following the date of the change in control. The consummation of the merger with Candela constituted a change in control under the terms of the Retention Agreements. Pursuant to the terms of the Retention Agreements and the merger agreement, the Retention Agreements were assumed by us upon the completion of the merger. Pursuant to the terms of the Retention Agreements, if, within 24 months following the merger, Candela (or us) terminates the officer's employment without "cause" (as defined in the Retention Agreements) or the officer terminates his employment in connection with an "involuntary termination" (which includes (i) a material diminution in the officer's authority, duties or responsibilities, (ii) a material diminution in the officer's base compensation, (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the officer is required to report, (iv) a change by more than 50 miles in the geographic location at which the officer must perform his duties, or (v) a material breach of the terms of the officer's Retention Agreement), then:

(i) the officer will be entitled to equal monthly payments for a period of 12 or 24 months of the officer's annual base salary multiplied by two or three;

(ii) the officer will be entitled to equal monthly payments for a period of 12 or 24 months of the officer's target annual bonus (irrespective of the level of attainment to that date of any target bonus benchmarks) multiplied by two or three;

(iii) the officer will be entitled to receive any accrued obligations owing to him by Candela, including any unpaid base salary and prorated bonus (irrespective of the level of attainment to that date of any target bonus benchmarks);

(iv) any then-unvested equity awards will immediately become exercisable and vested in full;

(v) the officer will be provided with benefits for 18 months following the officer's termination or such longer period as may be provided by the terms of the appropriate plan, program, practice, or policy;

(vi) Candela will be obligated to make a one-time payment of $5,000 to the officer to cover some or all of the lease payments remaining due on the automobile leased by Candela for use by the officer or, for one officer, Candela will continue to cover all lease payments until the end of the lease term; and

(vii) Candela will provide outplacement services with a value of up to $10,000 or $25,000 to the officer, subject to certain limitations.

          The severance payments and benefits described above supersede the severance payable to each e officer under his existing Employment Agreement. Accordingly, should a termination of employment (without cause or an involuntary termination) occur within 24 months of the merger, severance payments will be made under the Retention Agreements, and not the Employment Agreements.

               After the announcement of our proposed merger with Candela, on September 24, 2009 and October 30, 2009, two putative class action lawsuits were filed against Candela, the members of Candela’s board of directors and us. The Court has consolidated the two actions. The plaintiffs alleged that members of Candela’s board of directors breached fiduciary duties owed to Candela stockholders by, among other things, using an unfair or flawed process in connection with the proposed merger between Candela and us, agreeing to an all-stock transaction at an unfair price, and omitting material information and/or providing materially misleading information concerning the merger. The consolidated action further alleged that Candela and us aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other relief: an injunction against the merger; rescission of the transaction (or damages) if consummated; and an award of all costs of the actions, including reasonable attorneys’ fees and expenses. While Candela and the other defendants believe the allegations in the complaints are entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigation, the defendants entered into a proposed settlement with the plaintiffs, which is subject to the Court approval. The proposed settlement provides for plaintiff's release of any and all claims and causes of action alleged in the complaints, or arising out of or relating in any manner thereto, in exchange for adding in the proxy statement/prospectus relating to the proposed merger certain additional limited disclosures and reducing the termination fee payable by Candela to us under the circumstances outlined in the merger agreement from $2.6 million to $2.1 million. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $260,000.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26% for the 2009 tax year. This rate was reduced to 25% in 2010 and is scheduled to be gradually reduced to 18% by 2016. Israeli companies are generally subject to capital gains tax at a corporate tax rate of 25% (in 2010). However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise/Privileged Enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, (Investments Law), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be granted the status of an Approved Enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that a company investing in an Approved Enterprise is eligible for tax benefits (Tax Benefits) on taxable income derived from the operations under the Approved Enterprise programs. The Tax Benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed pursuant to the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the ordinary course of business of the company investing in the Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The Tax Benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the Tax Benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

The Investments Law also provides that a company investing in an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five tax years of using the equipment.

The tax benefits call for taxable income of a company that has been granted the status of Approved Enterprise on a specific investment program to be subject to corporate tax at the maximum rate of 25%, for the benefit period. This period is ordinarily seven years, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (Time Limit).

Additionally, a company that has been granted the status of an Approved Enterprise on all or part of its operations may elect to receive a grant of money from the government or an alternative track of tax benefits under the Investments Law (the Alternative Track). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel. After the exemption period lapses, the company will be eligible for the reduced tax rate discussed in the previous paragraph for the remainder of the benefit period. The Time Limit imposed on the Tax Benefit does not limit this exemption under the Alternative Track.

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is generally 10%-25%, depending on the percentage of the company’s rights (e.g., earnings and voting rights) held by foreign shareholders. Dividends paid out of income derived from an Approved Enterprise (or out of dividends received from a company whose income is derived from an Approved Enterprise) are generally subject to withholding tax at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as a Foreign Investors’ Company as defined below, there is no such time limitation. The company must withhold this tax at source.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company. A Foreign Investors’ Company is a company where more than 25% of its share capital and combined share and loan capital are owned by non-Israeli residents. A company that qualifies as a Foreign Investors’ Company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program, if undistributed, may be exempt from tax for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefit period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

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

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of 3 years from the date of commencement of the beginning of the year the privileged enterprise was operated (reduced to a period of 2 years under certain conditions). According to the amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The Amendment does not apply to benefits included in any certificate of approval that was granted before the amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

The basic condition for receiving the benefits under this track is that the enterprise contributes to the country’s economic independence and is a competitive factor for the Gross Domestic Product (Competitive Enterprise). In order to comply with this condition, the Investment Law prescribes various requirements regarding industrial enterprises. In each tax year during the benefit period, one of the following conditions must be met:

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

An industrial enterprise that sells a specific product that constitutes a component in another product manufactured by another industrial enterprise (which is, or was, a Privileged Enterprise or an Approved Enterprise), the enterprise must meet the conditions stipulated in the relevant regulations regarding the encouragement of capital investments.

In order to receive the tax benefits, the amendment states that a company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years, ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (Year of Election). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s productive assets before the expansion.

The duration of these tax benefits is limited to the shorter of 7 or 10 years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, according to one of the following, which may be applicable to us:

•
Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) with respect to the gross amount of the dividend that we may distribute. The company is required to withhold tax on such distribution at a rate of 15%; or

•
A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Privileged Enterprise (Irish Track). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

Currently we have three approved programs under the Investments Law, which entitle us to some tax benefits. The first program under the Investments Law prior to the amendment (Approved Enterprise) and the second and third amendment (Privileged Enterprise). The above mentioned approved programs are subject to the Alternative Track provisions, which allows a ten year period of exemption of taxes for undistributed income.

A substantial portion of our taxable operating income is derived from our Approved Enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

The tax benefits attributable to our current Approved Enterprise and Privileged Enterprise are scheduled to expire in phases by 2016.

If a company has elected the alternative package of benefits for an Approved Enterprise under the Investment Law prior to the 2005 amendment, it was precluded from filing a Year of Election notice for a Privileged Enterprise for three years following the year in which the Approved Enterprise was activated (Cooling Period). In November 2008, the law was amended to shorten the Cooling Period to two years.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as an Israeli resident company, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	deduction of the cost of purchasing know-how and patents and/or right to use a patent over an eight-year period;

•	accelerated depreciation rates on equipment and buildings;

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies and an Industrial Holding Company;

•	Expenses related to a public offering on recognized stock markets, are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 months period such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to a corporate tax rate.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income 25% tax rate in 2010 for a corporation and a marginal tax rate of up to 45% in 2010 for individual. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (i) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (ii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the shares are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

At the sale of shares a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends and we do not intend to pay cash dividends in the foreseeable future. A distribution of dividend by our company from income attributed to an Approved Enterprise/Privileged Enterprise (either to individual or corporation) will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of our ordinary shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to holders that hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is any of the following:

▪	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

▪
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

▪	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

▪	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

▪	a trust in existence on August 20, 1996, that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

For tax years beginning before January 1, 2011, a non-corporate U.S. Holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either:

•	The stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

•
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

Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

•
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

Exchange Rate Risk. A significant portion of our operations is conducted through operations in countries other than the United States and Israel. Revenues from our international operations which were recorded in U.S. dollars represented 80% of our total revenues for the year ended December 31, 2009. Substantially all of the remaining 20% were sales in Euros. Since we conduct our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between the Euro and the U.S. dollar and NIS and U.S. dollar. Our functional currency is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenues and expenditures, in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate may have a material impact on us.

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

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2009, we held $8.9 million in auction-rate securities (ARS). The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2009. During fiscal year 2009, we sold approximately $0.8 million of the ARS held at December 31, 2008. The recovery of the remaining $8.9 million ARS held is based upon market factors which are not within our control.

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

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009, pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2009.

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

Our board of directors has determined that Dr. Michael Anghel, who is an independent director (as defined under Rule 5605(a)(2) of The Nasdaq Marketplace Rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

In 2004, we adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. In February 2008, the Code of Business Conduct and Ethics was reapproved by our board of directors. The Code of Business Conduct and Ethics is posted on our website, www.syneron.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the years 2008 and 2009, we were billed the following aggregate fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2008 (in thousands)	2009 (in thousands)

Audit Fees(1)	595	614
Tax Fees(2)	170	82
Audit Related Fees(3)	162	295
Total	927	991

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

(3)	Audit related services rendered by Ernst & Young during 2009 were mostly in connection with due diligence review conducted with respect to potential acquisitions and F-4 filling.

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

Through February 25, 2010, we spent an aggregate of $9.1 million to repurchase 588,700 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)

November 1 - November 30, 2007	209,000	$15.622	209,000	$46,735
December 1 - December 31, 2007	257,000	15.272	466,000	42,810
March 1 - March 31, 2008	122,700	15.701	588,700	40,884

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant ways in which our corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-52, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F-3
Consolidated Balance Sheets	F-4 F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7-F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-52

ITEM 19.       EXHIBITS

1.1	Articles of Association of Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2007, filed May 7, 2008).

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

4.1
Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and U.S.R. Electronics Systems (1987) Ltd. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1/A filed August 3, 2004)**.

4.2	Turn-Key Manufacturing Agreement by and between Syneron Medical Ltd. and Fibernet Ltd. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1/A filed August 3, 2004)**.

4.3*	Amended and Restated License Agreement between Candela Corporation and The Regents of the University of California for Dynamic Skin Cooling Method and Apparatus effective as of August 11, 2000**.

4.4*	Settlement Agreement dated August 11, 2000 by and among Candela Corporation, the Regents of the University of California, and Cool Touch, Inc*.

4.5
Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)**.

4. 6*	Candela Corporation's 1998 Third Amended and Restated Stock Plan.

4.7	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.9	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.10*	Candela Corporation's 2008 Stock Plan.

4.11*	Form of Candela Corporation 2008 Stock Plan Notice of Stock Appreciation Right Grant.

4.12*	Lease for premises at 530 and 534 Boston Post Road, Wayland, Massachusetts.

4.13
Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.14*	First Amendment to the Amended and Restated License Agreement dated as of July 3, 2005, by and between the Regents of the University of California and Candela Corporation.

4.15 *	Distribution Agreement dated as of August 5, 2005, by and between McKesson Medical-Surgical Inc. and Candela Corporation.

4.16*	Candela Corporation's Senior Officer Executive Retention Agreement.

4.17
Joint Development and Supply Framework Agreement dated as of February 25, 2007, by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)**.

4.18
Shareholders' Rights Agreement dated as of November 11, 2008, by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, filed November 12, 2008) .

4.19
Agreement and Plan of Merger, dated as of September 8, 2009, among Syneron Medical Ltd., Syneron Acquisition Sub, Inc. and Candela Corporation (incorporated by reference to Annex A to the proxy statement/prospectus included in our Registration Statement on Form F-4 filed November 23, 2009).

4.20
Amendment No. 1 to Agreement and Plan of Merger, dated as of November 23, 2009, by and among Syneron Medical Ltd., Syneron Acquisition Sub, Inc. and Candela Corporation (incorporated by reference to Annex A-1 to the proxy statement/prospectus included in our Registration Statement on Form F-4 filed November 23, 2009).

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

15.(a).1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Consolidated
Financial Statements

As of December 31, 2009

U.S. Dollars in thousands

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

Consolidated
Financial Statements
As of December 31, 2009

U.S. Dollars in thousands

C O N T E N T S

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new guidance on accounting for business combinations and non controlling interests during the year ended December 31, 2009.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting  included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 25, 2010 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$24,372	$72,366
Short-term bank deposit		1,000	-
Available-for-sale marketable securities	3	169,309	117,342
Trade receivables (net of allowance for doubtful accounts of $7,561 and $5,876 as of December 31, 2009 and 2008, respectively)		13,758	32,637
Other accounts receivable, prepaid expenses and other	5	2,753	4,249
Inventories	6	8,592	12,660

Total Current Assets		219,784	239,254

LONG-TERM ASSETS:
Severance pay fund		246	107
Long-term deposits and others		221	180
Long-term available-for-sale marketable securities	3	11,449	27,214
Investments in affiliated companies	7	1,050	4,225
Property and equipment, net	8	2,885	3,656
Intangible assets, net	9	19,522	3,828
Goodwill	10	15,110	2,822

Total Long-Term Assets		50,483	42,032

Total Assets		$270,267	$281,286

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2009	2008
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$3,735	$8,675
Other accounts payable and accrued expenses	11	30,153	25,587

Total Current Liabilities		33,888	34,262

LONG-TERM LIABILITIES:
Deferred revenues		902	3,140
Warranty accruals		558	1,117
Contingent consideration	1G	7,331	--
Accrued severance pay		330	171

Total Long-Term Liabilities		9,121	4,428

Total Liabilities		43,009	38,690

EQUITY:	13
Syneron Medical shareholders’ equity
Ordinary shares of NIS 0.01 par value:
Authorized – 100,000,000 Ordinary shares; Issued and outstanding- 27,601,264 and 27,472,775 shares as of December 31, 2009 and 2008, respectively		65	64
Additional paid-in capital		102,937	98,125
Treasury shares 1,251,574 Ordinary shares as of December 31, 2009 and 2008.		(9,587)	(9,587)
Accumulated other comprehensive loss		(9)	(344)
Retained earnings		130,751	154,338

Total Syneron Shareholders’ Equity		224,157	242,596
Noncontrolling Interest	1F,1H	3,101	-
Total Equity		227,258	242,596

Total Liabilities and Equity		$270,267	$281,286

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Year Ended December 31,
	Note	2009	2008	2007

Revenues	16	$54,726	$114,979	$140,996
Cost of revenues		18,903	29,670	26,995

Gross profit		35,823	85,309	114,001

Operating expenses, net:
Research and development		13,220	13,783	12,511
Selling and marketing		34,156	54,064	58,605
General and administrative		16,478	17,706	11,860
Legal settlement, net of legal cost	12	(3,975)	-	-

Total operating expenses, net		59,879	85,553	82,976

Operating (loss) income		(24,056)	(244)	31,025
Financial income, net	15	2,097	3,862	3,254
Other income	1F, 1H	562	-	-

Income (loss) before taxes on income (benefits)		(21,397)	3,618	34,279
Taxes on income (benefits)	14	3,240	(2,009)	3,035

Consolidated net income (loss)		(24,637)	5,627	31,244
Plus: Net loss attributable to noncontroling interest	1F,1H	1,050	-	-

Net income (loss) attributable to Syneron's shareholders		$(23,587)	$5,627	$31,244

Net (loss) earnings per share:
Basic net (loss) earnings per share attributable to Syneron shareholders		$(0.86)	$0.21	$1.13
Diluted net (loss) earnings per share attributable to Syneron shareholders		$(0.86)	$0.20	$1.12

Weighted average number of shares used in per share calculations (in thousands):
Basic		27,526	27,410	27,690
Diluted		27,526	27,521	27,880

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Syneron Medical Ltd. Shareholders
				Accumulated
				other					Total
	Ordinary shares		Additional paid-in capital	comprehensive income (**)	Treasury Shares	Retained earnings	Noncontrolling Interest	Total equity	comprehensive income (loss)

Balance as of January 1, 2009	$64		$98,125	$(344)	$(9,587)	$154,338	-	$242,596

Exercise of stock options	$1		547	-	-	-	-	548

Issuance of shares as a result of exercise of restricted stock units (RSU)	*	)	1	-	-	-	-	1

Equity based compensation expenses	*	)	4,264	-	-	-	-	4,264

Noncontrolling interest recorded as a result of business combination (see also Notes 1F, 1H)	-		-	-	-	-	4,151	4,151

Other comprehensive income:

Unrealized gain on available-for-sale securities	-		-	342	-	-	-	342	$342

Reclassification to income statement for gain realized	-		-	(7)	-	-	-	(7)

Net loss	-		-	-	-	(23,587)	(1,050)	(24,637)	(24,637)

Total comprehensive income									$(24,295)

Balance as of December 31, 2009	$65		$102,937	$(9)	$(9,587)	$130,751	$3,101	$227,258

*) Represents an amount lower than $1.
**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Syneron Medical Ltd. Shareholders
				Accumulated
			Additional	other					Total
	Ordinary		paid-in	comprehensive	Treasury	Retained	Noncontrolling	Total	comprehensive
	shares		capital	loss **)	shares	earnings	interest	equity	income

Balance as of January 1, 2008	$64		$89,941	$(83)	$(7,660)	$148,573	$-	$230,835
Exercise of stock options	*	)	2	-	-	-	-	2
Issuance of shares as a result of exercise of restricted stock units (RSU)	*	)	2	-	-	-	-	2
Equity based compensation expenses	-		7,592	-	-	-	-	7,592
Repurchase of Ordinary shares at cost	-		-	-	(1,927)	-	-	(1,927)
Accretion to redemption of value of put option (see also Note 1C)	-		-	-	-	138	-	138
Reimbursement of share issuance expenses (see also Note 13A(4))	-		588	-	-	-	-	588
Other comprehensive income:
Unrealized loss on available-for-sale securities	-		-	(558)	-	-	-	(558)	$(558)
Reclassification to income statement for loss realized	-		-	297	-	-	-	297
Net income	-		-	-	-	5,627	-	5,627	5,627

Total comprehensive income									$5,069

Balance as of December 31, 2008	$64		$98,125	$(344)	$(9,587)	$154,338	$-	$242,596

*)	Represents an amount lower than $1.
**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Syneron Medical Ltd. Shareholders
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (**)	Treasury Shares	Retained earnings	Noncontrolling Interest	Total equity	Total comprehensive income (loss)

Balance as of January 1, 2007
Exercise of stock options	$63		$78,663	$(1,197)	$(461)	$117,329	$-	$194,397
Issuance of shares as a result of exercise of restricted stock units (RSU)	1		3,468	-	-	-	-	3,469
Equity based compensation expenses	*	)	1	-	-	-	-	1
Repurchase of Ordinary shares at cost	-		7,809	-	-	-	-	7,809
Other comprehensive income:	-		-	-	(7,199)	-	-	(7,199)
Unrealized gain on available-for-sale securities
Reclassification to income statement for gain realized	-		-	981	-	-	-	981	$981
Net income	-		-	133	-	-	-	133
	-		-	-	-	31,244	-	31,244	31,244
Total comprehensive income
									$32,225
Balance as of December 31, 2007
	$64		$89,941	$(83)	$(7,660)	$148,573	$-	$230,835

*)	Represents an amount lower than $1.
**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income before noncontrolling interest	$(24,637)	$5,627	$31,244
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,927	2,137	1,263
Deferred taxes	1,549	(1,812)	-
Increase (decrease) in accrued severance pay, net	(9)	41	(14)
Decrease (increase) in trade receivables, net	18,879	8,104	(2,263)
Decrease in other accounts receivable and prepaid expenses	64	2,048	405
Increase (decrease) in inventories	4,320	(3,691)	(2,381)
Decrease (increase) in trade payables	(5,039)	941	1,282
Increase (decrease) in other account payable and accrued expenses	167	(552)	3,915
Impairment of available-for-sale marketable securities	173	1,553	5,776
Decrease (increase) in accrued interest from marketable securities and amortization of premium and accretion to discount	1,578	(489)	(1,192)
Gain on investments in affiliated companies as a result of a business combination	(562)	-	-
Equity based compensation	4,264	7,592	7,809
Increase (decrease) in deferred revenues	(3,608)	(2,020)	1,175
Increase (decrease) in warranty accruals	(4)	641	596
Others	(7)	297	141

Net cash (used in) provided by operating activities	(945)	20,417	47,756

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) short-term deposits, net	(1,000)	-	5,000
Purchase of available-for-sale marketable securities	(294,345)	(183,103)	(152,568)
Proceeds from sale and redemption of available-for-sale marketable securities	256,735	196,988	138,542
Payments for investments in affiliated companies	(750)	(1,653)	(2,572)
Withdraw of (investment in) long-term deposits and others	(22)	950	(25)
Purchase of property and equipment	(487)	(1,247)	(2,272)
Proceeds from sale of property and equipment	-	-	10
Acquisition of shares held by noncontrolling shareholders of a subsidiary	-	(500)	-
Net cash paid in acquisition of subsidiaries (Schedule A)	(7,729)	(775)	(3,554)

Net cash provided by (used in) investing activities	(47,598)	10,660	(17,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	548	2	3,469
Issuance of shares as a result of exercise of RSU’s	1	2	1
Repurchase of Ordinary shares from shareholders at cost	-	(1,927)	(7,199)
Reimbursement of share issuance expenses	-	588	-

Net cash provided by (used in) financing activities	549	(1,335)	(3,729)

Increase (decrease) in cash and cash equivalents	(47,994)	29,742	26,588
Cash and cash equivalents at the beginning of the year	72,366	42,624	16,036

Cash and cash equivalents at the end of the year	$24,372	$72,366	$42,624

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$625	$905	$-

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2009	2008	2007

Supplemental disclosure of non-cash financing and investing activities:

Purchase of property and equipment on credit	$-	$347	$-
Change in designation of inventory to property and equipment (reclassification of property and equipment to inventory)	$(252)	$496	$-
Acquisition of shares held by noncontrolling shareholders of a subsidiary	$-	$-	$786

SCHEDULE A:
Net cash paid in conjunction with acquisition of subsidiaries (see Note 1(C-H))

CONSIDERATION
Cash	$8,658	$775	$3,554
Fair value of Syneron’s equity interest held before the business combination	4,487	-	-
Total consideration	$13,145	$775	$3,554

Identifiable assets acquired and liabilities assumed Cash acquired	$929	$-	$-

In process research and development	983	-	99
Developed technology	15,405	1,826	1,394
Distribution agreements and brand name	-	-	581
Financials liabilities assumed	(142)	(712)	-
Deferred tax liability	(5,236)	-	-
Amount payable	400	-	(786)
Contingent consideration	(7,331)	(614)	-

Noncontrolling interest in the subsidiary	(4,151)	-	-
Goodwill	12,288	275	2,266
	$13,145	$775	$3,554

Net cash paid for acquisition	$7,729	$775	$3,554

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL

A.
Syneron Medical Ltd. ("the Company” or “Syneron”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.	The Company established various wholly owned subsidiaries throughout the world which are engaged in the marketing and selling of the Company’s products in different geographic areas.

C.	Light Instruments Ltd.

In 2005, the Company invested in Light Instruments Ltd. ("LI"), an Israeli development stage company engaged in the development of advanced dental laser devices. The Company invested $1,500, in two portions, in consideration of approximately 51% of  its outstanding share capital and exercised its right to increase the number of directors to three out of five members of LI's board of directors. As such, the Company is consolidating LI since the third quarter of 2005. The Company is expecting to utilize LI's technology to develop and release additional products.

On July 2, 2007, the Company signed a new Share Purchase Agreement with LI and its two founders. The Company has recorded an investment at the total amount of $4,340 in consideration of approximately 44% of LI's outstanding share capital. Following the closing, the Company held approximately 95% of LI. As of December 31, 2007, the Company had paid in cash $3,554 and recorded a liability to pay an additional $786 to the two founders (even if they will leave the Company) with LI. During 2009 and 2008, the Company paid $400 and $219, respectively on account of the above mentioned liability.

Each of the two founders is also entitled to 0.5% of all of LI net sales for a period of up to seven years starting from the closing date, up to an aggregate amount of $500 with no regard to their continued employment with the Company (i.e., the founders are entitled to such amounts as sellers and not in their role as employees). This amount will be recorded as part of the purchase price and will be allocated to Goodwill. Through December 31, 2009, the Company paid to the two founders approximately $109.

The Founders and the Company had a put and call option for the respective sale and acquisition of the remaining 5% holdings for the sum of $500, with various effective dates, last of which was July 2, 2017. In 2008, the founders exercised their put option. As a result of the founders having the right to return to the Company their shares for cash, the Company accreted to the redemption value of the put option and recorded such accretion to its retained earnings in the amount of $138. The Company recorded the amount paid for the remaining 5% as an increase to its goodwill resulting from the LI acquisition.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

C.	Light Instruments Ltd (Cont.):

Further, if the two founders comply with certain terms with respect to the termination of their employment, they shall be entitled to receive an aggregate amount of $350 over a period of 3 years. Since the founder’s entitlement to such compensation is contingent upon their continuous service to the acquired company, such amounts are recognized as compensation expense in the appropriate periods in which the founders are providing services to the acquired company as employees.

The excess of the amounts paid through December 31, 2009 for the above mentioned LI shares acquired over their book value was calculated as follows:

	Excess cost	Expected useful lives of excess cost

Developed technology	$1,394	6.5 years
In Process Research and Development	99	Immediate write-off
Distribution agreements	286	8.5 years
Brand name	295	11.5 years
Goodwill(*) (**)	2,875	Indefinite
Total consideration to-date	$4,949

(*)	Including $53 and $56 paid during 2009 and 2008 respectively to the two founders in connection with LI net sales amounts (see above).
(**)	Including $500 paid in connection with put option exercised, see above.

D.	Inlight Corp.

1
In November 2008, the Company entered into a share purchase agreement ("SPA") with Inlight Corp. shareholders' ("Inlight"), a company incorporated under the laws of the State of California pursuant to which Syneron acquired all of Inlight's share capital. The Company is expecting to utilize Inlight's technology to develop and release additional products.

2.
In consideration of 100% of Inlight's share capital, the Company undertook to pay a total consideration of up to $4,000. The consideration is conditioned upon Inlight's compliance with certain milestones detailed in the SPA. At the closing, the Company paid Inlight's shareholders a total consideration of $500 and deposited an additional amount of $500 in escrow. Amounts deposited in escrow were recorded as part of other receivables.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

D.	Inlight Corp. (Cont.)

3.	The excess amounts paid for above mentioned Inlight shares over their book value was calculated as follows:

Assets	Fair value	Expected useful lives of excess cost
Tangible asset
Contingent payment liability	$(614)	-

Intangible assets
Developed technology	1,826	6 years
Deferred tax liability	(712)	-
Total purchase price	$500

E.	Syneron China

During November 2008, the Company signed a joint venture (“JV”) agreement for establishing Syneron China. According to the agreement, the Company will hold 51% of the JV for the total investment of $510. Through this new Chinese subsidiary, Syneron will sell directly to medical and aesthetic professionals in China. The JV became active in promoting and marketing as an agent of the Company in January 2010.

F.	Fluorinex Active Ltd.

1.
On May 13, 2009 (the acquisition date), the Company invested an additional $1,000 in Fluorinex Active Ltd. (Fluorinex) in consideration of 603,687 Preferred B1 shares. Following the additional investment, the Company has obtained control over Fluorinex and holds 56% of Fluorinex's outstanding voting shares. Prior to the acquisition date, the Company's investment in Fluorinex was accounted for based on the cost method as further described in (4) below.

The results of Fluorinex's operations have been included in the consolidated financial statements since the date Company obtained control over Fluorinex. Fluorinex is an Israeli company near the commercialization phase which is engaged in the development of a new tooth decay and dental care prevention method and device.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805 (formerly SFAS 141(R)), “Business Combinations”.
The acquisition date fair value of the consideration transferred totaled $ 2,787 which consisted of the following:

Cash	$1,000

Fair value of previous equity investment	1,787

Total	$2,787

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

F.	Fluorinex Active Ltd (cont.):

2.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of Fluorinex).

Assets	Fair value	Expected useful lives

Cash	$959	-
Developed technology(1)	1,141	6.5 years
In process technology (2)	983	-
Total identifiable assets acquired	3,083

Current liabilities	(144)
Deferred tax liability	(376)	-
Total liabilities assumed	(520)	-
Net identifiable assets acquired	2,563
Goodwill (3)	1,389
Net assets acquired	$3,952

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated to 6.5 years.

(2)
The Company recorded an in-process research and development asset which currently considered indefinite lived until the completion or abandonment of the associated project. The in-process research and development asset recorded will be amortized when revenues are generated from such technology and will be subject to impairment testing.

(3)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

3.	The fair value of the 47% noncontrolling interest in Fluorinex is $1,277 and was estimated using the income approach.

4.
Prior to the acquisition date, the Company accounted for its 43% interest in Fluorinex as a cost method investment. The investment was stated at cost, since the investment was in series B Preferred shares which was determined to be not in-substance Ordinary shares in accordance with ASC 323-10 (originally issued as EITF 02-14). The acquisition-date fair value of the previous equity interest was $1,787, and is included in the measurement of the consideration transferred. The Company recognized a total gain of $112 as a result of remeasuring its prior equity interest in Fluorinex held before the business combination and recorded such gain as other income in its statement of income.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

G.	Primaeva Medical Inc.

1.
On October 26, 2009 (the acquisition date), the Company has acquired Primaeva Medical, Inc. ("Primaeva"), an aesthetic technology firm based in the United States in consideration of $14,331. Following the acquisition, the Company has obtained control over Primaeva and holds 100% of Primaeva's outstanding voting shares.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805 “Business Combinations” (originally issued as SFAS 141R).

2.	The acquisition date fair value of the consideration transferred totaled $ 14,331 which consisted of the following:

Fair value of consideration transferred:

Cash	$7,000

Contingent Consideration	7,331

Total	$14,331

The contingent consideration arrangement requires the Company to pay $23,000 of additional consideration to Primaeva's former shareholders subject to reaching certain net revenue milestones over a three years period ending December 31, 2012.

The fair value of the contingent consideration arrangement at the acquisition date was $7,331. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 18%. As of December 31, 2009 there were no significant changes to the fair value assigned to the contingent consideration.

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets	Fair value	Expected useful lives
Cash	$-	-
Current assets	140
Developed technology(1)	10,038	7 years
Total identifiable assets acquired	10,178

Current liabilities	(38)
Deferred tax liability	(4,015)	-
Total liabilities assumed	(4,053)	-
Net identifiable assets acquired	6,125
Goodwill (2)	8,206
Net assets acquired	$14,331

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

G.	Primaeva Inc. (Cont.):

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated as 7 years.

(2)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

H.	Acquisition of Rakuto Bio Technologies Ltd. (RBT):

1.
On November 9, 2009 (the acquisition date), the Company entered into a share purchase agreement ("SPA") with RBT's shareholders. Pursuant to the SPA, the Company acquired 17.8% of RBT's Common shares for total consideration of $ 205, from three existing shareholders. Following the investment, the Company holds 41% (in the combination of 10% Common shares and 31% in Preferred shares) of RBT's shares on an as if converted basis (the Company holds 100% of the Preferred voting shares) and the total cash amount invested on cumulative basis is approximately $2,454 (see also 5 below).

The acquisition date fair value of the consideration transferred totaled $ 2,905 which consisted of the following:

Cash	$205

Fair value of previous equity investment	2,700

Total	$2,905

2.
The results of RBT's operations have been included from the acquisition date as it was deemed to be a variable interest entity and the Company became the primary beneficiary in accordance with ASC 810 (originally issued as FASB Interpretation 46 (Revised), or FASB Interpretation ("FIN") 46R, "Consolidation of Variable Interest Entities - An Interpretation of ARB 51"). Prior to the acquisition date, the Company's investment in RBT was accounted for based on the cost method as further described in (5) below.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

H.	Acquisition of Rakuto Bio Technologies Ltd. (RBT) (Cont.):

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of RBT).

Assets	Fair value	Expected useful lives

Cash	$(30)	-
Current assets	59
Long term assets	12
Fixed assets	108
Developed technology (1)	4,226	7 years
Total identifiable assets acquired	4,375

Current liabilities	(275)
Deferred tax liability	(845)	-
Total liabilities assumed	(1,120)	-
Net identifiable assets acquired	3,255
Goodwill (2)	2,945
Net assets acquired	$6,200

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated as 7 years.

(2)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

4.	The fair value of the noncontrolling interest in RBT is $2,874 and was estimated using the income approach.

5.
Prior to the acquisition date, the Company accounted for its 31% interest in RBT as a cost method investment. In February 2008, the Company entered into an agreement with RBT, whereby the Company will invest up to $3,000 if and when RBT will meet certain milestones in consideration of 32% of RBT fully dilluted share capital in Preferred shares. As of the acquisition date, in 2009 the Company had already invested $2,250. The investment was stated at cost, since the investment was in series A Preferred shares which was determined to be not in-substance Common shares as this term is defined in ASC 323-10 (originally issued as EITF 02-14). The acquisition-date fair value of the previous equity interest was $2,700, and is included in the measurement of the consideration transferred. The Company recognized a total gain of $450 as a result of remeasuring its prior equity interest in RBT held before the business combination and recorded such gain as other income in its statement of income.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 1 -	GENERAL (CONT.)

I.	Candela Corporation:

On September 8, 2009, Syneron, Syneron Acquisition Sub, Inc. (Acquisition Sub), an indirect wholly-owned subsidiary of Syneron, and Candela Corporation, (Candela), a U.S. public company listed on the Nasdaq under the symbol CLZR, entered into an Agreement and Plan of Merger (the Merger Agreement). Under the Merger Agreement, Acquisition Sub merged with and into Candela (the Merger), with Candela continuing after the Merger as the surviving company and Candela will became an indirect wholly owned subsidiary of Syneron. Upon the terms and subject to the conditions set forth in the Merger Agreement, on January 5, 2010, the effective date of the Merger, each issued and outstanding share of Common stock of Candela was converted into the right to receive Company's ordinary shares.

At the effective time of the Merger, approximately 6,670,477 of Syneron Ordinary shares were issued based on conversion ratio of 0.2911 Syneron Ordinary share for each Candela share of Common stock. In addition, Syneron assumed certain outstanding stock options and stock appreciation rights of Candela, and the number of Syneron Ordinary shares issuable upon exercise of each assumed Candela stock option or stock appreciation right was determined by multiplying the exchange ratio in the transaction, 0.2911, by the number of shares of Candela Common stock underlying the assumed option or stock appreciation right, as the case may be.  Immediately following the effective time of the Merger and issuance of Syneron's shares to Candela's shareholders, Candela's shareholders own approximately 19.4%, and Syneron's shareholders own approximately 80.6%, of Syneron's Ordinary shares.

The Merger had no effect on the number of Ordinary shares of Syneron owned by existing Syneron shareholders.

The transaction will be accounted for under ASC 805 (previously issued as SFAS 141(R)), "Business Combinations". The purchase consideration is measured based on the fair value of equity instruments exchanged on the closing date. The excess of fair value of the net assets acquired over the amount of consideration transferred will be recorded as a deferred gain until the end of the measurement period (see also Note 18).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The Company’s consolidated revenues are generated mainly in U.S. dollars (“dollars”). In addition, a substantial portion of the Group's costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the dollar is the functional and reporting currency of the Company and its subsidiaries. Transaction and balances in currencies other than the U.S. dollars have been re-measured into dollars in accordance with the principles set forth in ASC 830, "Foreign Currency Matters" (originally issued as SFAS 52, “Foreign Currency Translation”). All exchange gains and losses from re-measurement are reflected in the consolidated income statements in financial income or expenses.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest or entities which are considered variable interest entities for which the Company is considered the primary beneficiary as such terms are determined in ASC 810 (originally issued as FASB Interpretation 46(R)), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. Inter-company balances and transactions have been eliminated upon consolidation. The noncontrolloing interest amount adjusts the consolidated net loss to reflect only the Company’s share in the earnings or losses of any consolidated company.

The Company applies the provisions of ASC 810 which provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. See also Note 1H.

Upon consolidation, the primary beneficiary initially records all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

D.	CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

E.	BANK DEPOSITS

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

F.	MARKETABLE SECURITIES

The Company classifies all of its marketable securities as available-for-sale securities in accordance with ASC 320  (originally issued as SFAS 115), "Investment in Debt and Equity Securities". Such marketable securities consist primarily of U.S. government treasury bonds, U.S. agencies and government guaranteed debts which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected as “accumulated other comprehensive loss” in equity. Accumulated other comprehensive income (loss) at December 31, 2009 and December 31, 2008 represents accumulated unrecognized gains and losses on investments in marketable securities. Realized gains and losses on marketable securities are included in earnings.

The Company adopted FASB ASC 320-10 (originally issued as FSP SFAS 115-2) effective April 1, 2009, which requires the Other-Than-Temporary Impairment (“OTTI”) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company holds its marketable securities as available-for-sale and accounts for them at fair value. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not that it will be required to sell, the investment before recovery of the investment’s amortized cost basis.  The Company used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the estimate of the present value of cash flows expected to be collected from the debt security discounted at the at the effective interest rate implicit in the security at the date of acquisition is less than the amortized cost basis of the security, the difference is considered credit loss and is recorded through earnings. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities except for certain investments in Auction Rate Securities were not other-than-temporary and no credit loss was present for any of its other investments. As such, the Company did not recognize any impairment charges on outstanding securities other than on certain investments in Auction Rate securities during the three years period ended December 31, 2009 (See also Notes 3 and 4).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	DERIVATIVES

The Company’s Derivatives are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161). Those derivatives consist primarily of forward and options contracts the Company uses to hedge the Company’s exposures to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets of liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of  hedging instruments under ASC 815, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities.

H.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: first in, first out (“FIFO”) method.

Finished products: raw materials as explained above, with the addition of the specific manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items and discontinued products. Inventory provisions for slow moving inventory for the years ended December 31, 2009, 2008 and 2007 were $504, $1,478 and $1,318, respectively.

I.	PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and laboratory equipment	10-33 (mainly 33)
Office furniture, equipment	7-15 (mainly 15)
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

J.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" (originally issued as SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), whenever

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	IMPAIRMENT OF LONG-LIVED ASSETS (CONT.)

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset.  If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2009, 2008 and 2007, no impairments losses have been identified.

K.	INVESTMENTS IN AFFILATED COMPANIES

All investments in Affiliates are stated at cost. The Company followed ASC 323 Investments – Equity and Joint Ventures, to determine whether it should apply the equity method of accounting to investments in other than common stock ( the guidance was originally issued as EITF 02-14), with regard to certain investments  in preferred shares, and determined that they are not in substance common stock.

The Company’s investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10 (originally issued as APB 18). As of December 31, 2009, no impairment losses have been identified.

L.	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, "Intangibles – Goodwill and Other" (originally issued as SFAS 142, "Goodwill and Other Intangible Assets"). Under ASC 350, goodwill is not amortized but instead it is tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test or more frequently if impairment indicators are present. The Company operates in one operating and reportable segment, with four reporting units which comprise its one segment. Goodwill is allocated to the reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. As of December 31, 2009, 2008 and 2007, no instances of impairment were found.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	GOODWILL AND INTANGIBLE ASSETS (CONT.)

Intangible assets are stated at cost, net of accumulated amortization. Intangible Assets are amortized over their useful lives using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 360. During 2009, 2008 and 2007, no impairment loss was recorded.

M.	REVENUE RECOGNITION

Revenues are recognized in accordance with ASC 605, "Revenue Recognition" and SAB 104 when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is probable and no further obligations exist. The Company does not grant a right of return for its products.

Other than pricing terms which may differ due to the different volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

All of the Company's products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors as end-users.

Deferred revenue includes unearned amounts received in respect of service contracts and amounts received from customers but not yet recognized as revenues.

Revenue from some product sales to end users in North America includes multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in ASC 605-25 (originally issued as EITF 00-21), relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The items included in the arrangements (deliverables) are evaluated pursuant to ASC 605-25 to determine whether they represent separate units of accounting. The Company performs this evaluation at the inception of an arrangement and as of the delivery of the items. Generally, the Company accounts for a deliverable separately if: a) the delivered item has standalone value to the customer, and b) there is objective evidence and reliable evidence of the fair value of the undelivered  item, and c) if the Company has given the customer a general right of return relative to the delivered item, delivery of performance of the undelivered item is probable and substantially within the Company’s control. The company establishes fair value of the undelivered item based on price charged by third parties and data available from which to estimate the volume of services provided during the term of the arrangement.

N.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to the income statement as incurred.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	STOCK-BASED COMPENSATION

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values in accordance with ASC 718, "Compensation-Stock Compensation" (Originally issued as  SFAS 123R). The Company estimates the fair value of employee stock options at the date of grant using a Binominal valuation model and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

P.	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earning per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive effect of options considered to be outstanding during each year, in accordance with ASC 260, “Earnings Per Share” (originally issued as SFAS 128).

Q.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The Company applies ASC 820, “Fair value and disclosure” (originally issued SFAS 157). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

R.	INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (originally issued as SFAS 109 and FIN 48). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	INCOME TAXES (CONT.)

The Company accounts for uncertain tax positions in accordance with ASC 740 (Originally issued as FIN 48).  ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

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

The majority of the Company’s agreements with its employees in Israel are in accordance with section 14 of the Severance Pay Law -1963. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments shall be made by the Company to the employee; therefore related assets and liabilities  are not presented on the balance sheet.

Severance expenses for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $652, $761 and $505, respectively.

T.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $2,421, $2,672 and $2,644, respectively.

U.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, derivative instruments, marketable securities, and trade receivables.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	CONCENTRATION OF CREDIT RISK (CONT.)

The majority of the Group’s cash and cash equivalents are invested in dollar instruments of major banks in Israel and in the United States.  Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing and, accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in highly rated debentures of Israeli and U.S, Corporations and Governmental Bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities. As a result of the recent turmoil in capital markets, the Company has implemented additional measures with respect to its investment policy. Such measures included among others: reducing credit exposure to corporate sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no material off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

The Company’s trade receivables are derived from sales to large independent distributors located mainly in Western Europe, Asia Pacific region and to end-users in North America.  The Company performs ongoing credit evaluations of its customers.  An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

The following table provides the detail of the change in the Company provision for doubtful debts for the years ended December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007

Balance at the beginning of the year	$5,876	$1,777	$1,582
Charged to expenses	3,336	4,099	195
Write off	(1,651)	-	-
Balance at end of the year	$7,561	$5,876	$1,777

V.	CONCENTRATION OF OPERATIONAL RISK

The Company outsources the manufacturing of its products to three subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if customers place orders for unexpectedly large quantities of products. In addition, because the Company's subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, the Company could experience business interruption, increased costs, damage to the Company's reputation and loss of customers. In addition, qualifying new subcontractors could take several months. Management believes that the above mentioned risk is mitigated by diversification of production where each product is

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

V.	CONCENTRATION OF OPERATIONAL RISK (CONT.)

manufactured by more than one subcontractor. In addition, most of the subcontractors are affiliated with international firms and if needed a temporary solution could be found by shifting manufacturing out of Israel.

Many of the components that comprise the Company's products are currently manufactured by a limited number of suppliers. Although most of the components are obtained from at least three separate suppliers, the Company does not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm the Company’s ability to manufacture its products until it identifies and qualifies a new source of supply, which could take several months.

Any interruption in the supply of components or materials, or the Company’s inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair the ability to meet the demand of the Company's customers, which would have an adverse effect on the Company’s business.

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

The following table provides the detail of the change in the Company’s product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2009 and 2008.

	December 31,
	2009	2008

Warranty provision, beginning of year	$2,683	$2,042
Charged to costs and expenses relating to new sales	1,073	1,777
Costs of product warranty claims	(1,077)	(1,136)
Warranty provision, end of year	$2,679	$2,683

At December 31, 2009, the short-term and long-term accrued warranty provision amounted to $2,121 and $558, respectively. At December 31, 2008, the short-term and long-term warranty provision amounted to $1,566 and $1,117, respectively.

X.	COMPREHENSIVE INCOME (LOSS)

The Company reports comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income" (originally issued as SFAS 130). This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in equity during the period except those resulting from investments by, or distributions to, stockholders. The Company

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	COMPREHENSIVE INCOME (LOSS) (CONT.)

determined that items of other comprehensive income relate to unrealized gains and losses on available-for-sale securities.

Y.	TREASURY SHARES

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction in shareholders' equity.

Z.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS

1.	Adoption of New Accounting Standards during the period

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The Codification is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance and therefore all references by the Company to authoritative accounting principles recognized by the FASB reflect the Codification.

In May 2009, the FASB issued authoritative guidance, codified in ASC 855 effective June 15, 2009, on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In April 2009, the FASB issued authoritative guidance codified in ASC 820 effective for interim and annual reporting periods ending after June 15, 2009, on how to determine the fair value of an asset and a liability when the volume and level of activity for such asset or liability has significantly decreased in relation to normal market activity for such asset or liability. It also provides guidance on identifying circumstances that indicate a transaction is not orderly and when the use of multiple (or different) valuation techniques may be warranted and considered. In addition, this guidance requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The adoption of this guidance on April 1, 2009, did not have a material impact on the Company’s financial statements.

Effective January 1, 2009, the Company adopted the guidance codified in ASC 350-30 with respect to the determination of the useful life of intangible assets” (originally issued as FSP 142-3) that amends the factors considered in developing renewal or extension assumptions

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Z.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS (CONT.)

1.
used to determine the useful life of a recognized intangible asset under ASC 350. ASC 350-30 requires a consistent approach between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of an asset under ASC 805 (originally issued as SFAS 141(R)). The ASC also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. The adoption of this ASC did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 805, "Business Combinations" (originally issued as SFAS 141R) and ASC 810, "Consolidation" (originally issued as SFAS 160). ASC 805 establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. It also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. ASC 810 changed the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. This new guidance is effective for January 1, 2009 and therefore. The Company applied this guidance to the acquisitions of Fluorinex, Primaeva and RBT. (for further details, refer also to note 1).

In April 2009, the FASB issued guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, as codified in ASC 805-20 (originally issued as FSP 141R-1). ASC 805-20 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and provisions in SFAS 141 for acquired contingencies ASC 805-20 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20 effected the accounting treatment for the acquisition of Primeava. See also Note 1G to the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 815, “Derivatives and Hedging” (originally issued as SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 161”Disclosures about Derivative Instruments and Hedging Activities”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under ASC 815,  and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. ASC 815 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. The adoption did not have a material effect on the Company’s consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Z.	IMPACT OF RECENTLY ISSUED ACCOUTING STANDARDS (CONT.)

2.	Recently issued accounting Standards

In June 2009, the FASB updated accounting guidance relating to variable interest entities codified in ASC 805. As applicable to the Company, this will become effective as of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As applicable to the Company, the adoption of the new guidance will not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the impact that the adoption would have on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in ASU 2010-06. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance will not have a material impact on its consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 3 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Money market funds	$3,737	$-	$-	$3,737

Available-for-sale - matures within one year:
Governmental debentures – fixed interest rate	144,077	314	(217)	144,174
Corporate debentures – fixed interest rate	430	-	(6)	424
	144,507	314	(223)	144,598
Available-for-sale - matures after one year through three years:

Government debentures – fixed interest rate	15,932	177	(2)	16,107
Corporate debentures – fixed interest rate	2,388	1	(37)	2,352
	18,320	178	(39)	18,459
Available-for-sale - matures after three years through five years:
Governmental debentures – fixed interest rate	4,111	285	(65)	4,331
Corporate debentures – fixed interest rate	686	42	-	728
	4,797	327	(65)	5,059
Available-for-sale - matures after five years:
Auction rate securities	9,406	82	(583)	8,905
	9,406	82	(583)	8,905
	$180,767	$901	$(910)	$180,758
Reclassification of certain securities to Long Term				11,449
				$169,309

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 3 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES (CONT.)

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Money market funds	$300	$-	$-	$300

Available-for-sale - matures within one year:
FHLB debentures – fixed interest rate	26,752	133	(50)	26,835
	26,752	133	(50)	26,835
Available-for-sale - matures after one year through three years:

FHLB debentures – fixed interest rate	87,748	861	(101)	88,508
Corporate debentures – fixed interest rate	5,159	13	(174)	4,998
	92,907	874	(275)	93,506
Available-for-sale - matures after three years through five years:

FHLB debentures – fixed interest rate	6,171	17	(8)	6,180
Corporate debentures – fixed interest rate	2,423	-	(121)	2,302
	8,594	17	(129)	8,482
Available-for-sale - matures after five years:

FHLB debentures – fixed interest rate	3,513	178	-	3,691
Corporate debentures – fixed interest rate	1,706	1	(198)	1,509
Corporate debentures – floating interest rate	700	28	-	728
Auction rate securities	10,428	-	(923)	9,505
	16,347	207	(1,121)	15,433
	$144,900	$1,231	$(1,575)	$144,556
Reclassification of certain securities to Long Term				27,214
				$117,342

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 3 -	AVAILABLE-FOR-SALE - MARKETABLE SECURITIES (CONT.)

The table below shows the fair value of investments in available for sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer as of December 31, 2009:

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government and agency Debentures	$100,730	$77	$2,712	$207	$103,442	$284
Corporate debentures	-	-	2,187	43	2,187	43
Auction rate securities	-	-	7,002	583	7,002	583
	$100,730	$77	$11,901	$833	$112,631	$910

Note 4 -	FAIR VALUE MEASUREMENT

In accordance with ASC 820 (originally issued as SFAS 157), the Company measures marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Available for sale marketable securities are classified within Level 1 or Level 2. This is because marketable securities and foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

Due to the current economic environment in which there is a lack of market activity for auction rate securities, the Company has been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value.  The Company, with its third party advisor, estimated the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period.  These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2009:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$3,504	$-	$3,504
Auction rate securities	-	-	8,905	8,905
Government, U.S. agencies and municipal debentures	47,246	117,366	-	164,612
Money markets funds	3,737	-	-	3,737
Foreign currency derivatives	-	20	-	20

Total	$50,983	$120,890	$8,905	$180,778

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 4 -	FAIR VALUE MEASUREMENT (CONT.)

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$4,852	$-	$4,852
Auction rate securities	-	-	9,505	9,505
Government, U.S. agencies and municipal debentures	-	129,899	-	129,899
Money markets funds	300	-	-	300
Foreign currency derivatives	-	118	-	118

Total	$300	$134,869	$9,505	$144,674

The following table presents the changes in Level 3 instruments measured on a recurring basis for the twelve months period December 31, 2009. The Company's Level 3 instruments consist of Auction Rate Securities (ARS) classified as available-for-sale with the unrealized losses, reported in accumulated other comprehensive income (loss) equity and in earnings. Fair value measurements using significant unobservable inputs (Level 3).

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2009 and at December 31, 2008 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated fair value of the Company’s ARS holdings in collateralized debt obligations and a certain ARS as of December 31, 2009 and 2008 was $620 and $728 respectively, which reflects accumulative impairment of $7,502 and $7,329 respectively, to the carrying value of $8,050. Based on respective valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company has recorded a pre-tax impairment charge of $173 in the year ended December 31, 2009, $ 1,553 in the year ended December 31, 2008, and $5,776 for the year ended December 31, 2007 reflecting the portion of ARS holdings that the Company has concluded have other-than-temporary decline in value (for legal claims regarding investments in ARS, see also Note 12).

	Auction Rate Securities
	Year ended December 31,
	2009	2008

Beginning balance	$9,505	$874
Transfer into Level 3	-	11,107
Redemption at par value	(800)	-
Changes in unrealized losses included in earnings (including an increase in the amount of $16 from accrued interest on such securities)	(157)	(1,553)
Changes in unrealized losses included in Other Comprehensive Income	357	(923)
Ending balance	$8,905	$9,505

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 5 -	OTHER ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND OTHER

	December 31,
	2009	2008

Government authorities	$549	$832
Prepaid expenses	1,202	768
Deferred taxes	263	1,812
Deposits with escrow agent	500	500
Other receivables	239	337
	$2,753	$4,249

Note 6 -	INVENTORIES

	December 31,
	2009	2008

Raw materials	$2,673	$3,079
Finished products	5,919	9,581
	$8,592	$12,660

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2009	2008

Investment in Fluorinex Active Ltd. (1)	$-	$1,675
Investment in Q’Ray Ltd. (2)	1,050	1,050
Investment in Rakuto Bio Technologies (3)	-	1,500
	$1,050	$4,225

(1)	See Note 1F.

(2)
The Company entered into a Share Purchase Agreement with Shaldot and QRay whereby the Company invested $1,050 in QRay in consideration of 9% of QRay’s share capital. If QRay will meet certain milestones within three and a half years as of the closing of the transaction, the Company is obligated to invest an additional $ 450 in QRay. The investment is stated at cost.

(3)	See also Note 1H.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 8 -	PROPERTY AND EQUIPMENT

	December 31,
	2009	2008
Cost
Computers, software, manufacturing and laboratory equipment	$5,341	$4,722
Leasehold improvements	1,529	1,519
Office furniture and equipment	563	534

Total cost	7,433	6,775

Accumulated depreciation
Computers, software, manufacturing and laboratory equipment	3,273	2,140
Leasehold improvements	(*) 994	(*)737
Office furniture and equipment	281	242

Total accumulated depreciation	4,548	3,119

Depreciated cost	$2,885	$3,656

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $1,233, $1,545, $656, respectively.

(*)	Including depreciation expenses recorded during fiscal year 2008 in the amount of $350 as a result of leasehold improvements that are not in use in Syneron Canada Corp.

Note 9 -	INTANGIBLE ASSETS

	December 31,
	2009	2008
Original cost
Patent	$1,716	$1,716
Distribution agreements	286	286
Brand name	295	295
In process R&D	99	99
In process R&D in accordance with ASC 350(2)	983	-
Developed technologies (1)	18,625	3,220
Total cost	22,004	5,616

Accumulated amortization
Patent	1,620	1,276
Distribution agreements	84	51
Brand name	65	39
In process R&D	99	99
Developed technology	614	323

Total accumulated amortization	2,482	1,788
Amortized cost	$19,522	$3,828

(1)	See note 1 for details of the amounts resulting from business consolidation.
(2)	In accordance with ASC 350 as of January 1, 2009 acquired In process R&D will not be amortized but rather tested for impairment.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 9 -	INTANGIBLE ASSETS, NET (CONT.)

The annual amortization expense relating to intangible assets existing as of December 31, 2009 is estimated to be as follows:

2010	$3,096
2011	3,168
2012	3,121
2013	3,120
Thereafter	7,017
Total	$19,522

Note 10 -	GOODWILL

Changes in goodwill for the years ended December 31, 2009 and 2008 according to Company's reporting units are as follows:

	Syneron	Light Instrument	Fluorinex	RBT	Total

As of January 1, 2008	$-	$2,266	$-	$-	$2,266
Acquisitions	-	556	-	-	556
As of December 31, 2008	-	2,822	-	-	2,822
Acquisitions	8,206	53	1,501	$2,528	12,288
As of December 31, 2009	$8,206	$2,875	$1,501	$2,528	$15,110

Note 11 -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Deferred revenues	$4,206	$5,576
Warranty accruals	2,121	1,566
Accrued expenses	6,300	6,961
Deferred tax liability	5,919	712
Accrued commission	1,427	1,672
Employees and related expenses	3,569	3,801
Tax authorities	6,342	5,052
Other payables	269	247
	$30,153	$25,587

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 12 -	COMMITMENTS AND CONTINGENCIES

A.	ROYALTIES

In June 2004, the Company has entered into an agreement effective from December 1, 2003 and until 2021, for using know-how of a Tensor Technologies LLC, in which the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Expenses in respect of royalties amounted to $461, $1,287 and $1,547 for the years ended December 31, 2009, 2008 and 2007, respectively, and were recorded as part of cost of revenues. See C below for legal proceedings with the third party.

B.	LEASES

The Company operates from facilities in Canada, the United States, Germany, Hong-Kong and Israel that are leased for periods expiring in years 2010 through 2012.

The Company leases motor vehicles under standard commercial operating leases.

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises and motor vehicles, that are in effect as of December 31, 2009, are as follows:

Year ended December 31,
2010	$1,661
2011	885
2012	350
$2,896

Rent expenses amounted to $989, $1,248 and $889 for the years ended December 31, 2009, 2008 and 2007, respectively.

C.	LEGAL CLAIMS

1.
On November 10, 2005, a class action was filed against one of the Company’s subsidiaries, Syneron Inc. The plaintiff seeks injunctive relief, statutory damages and attorneys fees and costs as a result of the alleged violations of the Telephone Consumer Protection Act (“TCPA”). Syneron Inc.’s insurance carrier has accepted tender of defense of this litigation subject to a reservation of rights. Although there appears to be a likelihood that Syneron Inc. will have insurance coverage for this lawsuit and it is currently being provided a defense through its insurance carrier, there is the possibility that these TCPA claims against Syneron Inc. will not be covered by the insurance policy. Syneron Inc. has answered the Complaint and the parties have engaged in discovery relating to the appropriateness of proceeding with the action on behalf of a class action, as well as discovery on the merits of the claim. On February 7, 2007, Syneron Inc. filed a motion to dismiss the action and the court granted Syneron Inc.’s motion. The plaintiff filed a motion for Reconsideration, which was denied. The plaintiff filed a notice of appeal, however, due to the pending appeals in two similar cases, the parties agreed that the appeal shall be withdrawn from active consideration without prejudice and will leave to be reactivated pending the resolution of the two cases. On October 31, 2008, the Second Circuit affirmed the dismissal of the case based upon lack of subject matter jurisdiction. The case was closed without any liability to the Company in 2009.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 12 -	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS (cont.)

2.
On December 31, 2007, a plaintiff filed a complaint against Syneron Medical Ltd., Syneron Inc. and Syneron Inc.’s employee. Plaintiff alleges that Syneron represented that dentists who purchased Syneron’s products did not need to have a medical doctor or other medically trained personnel to operate the device and that it could be legally operated by an esthetician. Plaintiff alleges that he purchased the equipment in reliance upon these representations. Plaintiff further alleges that based on Syneron’s misrepresentation, he set up a dental spa operation and has suffered economic damage as a consequence of not being able to operate the dental spa in the manner represented by Syneron. Following mediation, the parties have reach a settlement during 2009 pursuant to which an amount of $1,044 was paid to plaintiff, of which $372 was paid by Syneron Inc. and the balance paid by the Company’s insurance carrier.

3.
In May 2007, a complaint was filed against one of the Company’s subsidiaries, Syneron Inc. by a plaintiff. Plaintiff alleges that during a hair removal treatment, her hair was set on fire as a result of which she suffered various injuries. Plaintiff alleges that Syneron is the company responsible for the sale of the System, which was not manufactured by Syneron. Syneron intends to vigorously defend its position in this case.

4.
On November 14, 2008, Palomar Medical Technologies, Inc. filed a complaint against the Company's subsidiary, Syneron Inc. The complaint alleges infringement of U.S. Patent Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are the subject of reexaminations by the U.S. Patent Office, which has issued Notices of Intent to Issue Reexamination Certificates with respect to both patents. The case brought by Palomar against Syneron Inc. has been stayed pending the completion of the reexaminations. Palomar has moved to lift the stay and the stay had been lifted. The court held a scheduling conference in the case on January 6, 2010.  At the conference, the court set the construction hearing for November 17, 2010, and set other pre-trial dates. No trial date was set. The Company is denying all allegations and is planning to vigorously defend this case.

5.
On or about December 23, 2008, the Company received a letter from Tensor Technologies LLC (herein "Tensor") claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended).  On February 19, 2009, the Company sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration, agreed upon an arbitrator and started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against the Company in the amount of $2,618. On November 1, 2009, the Company submitted a statement of defense and a countersuit in the amount of $4,367 for the restitution of the royalties already paid by it to Tensor. Tensor has submitted its statement of defense to the countersuit the Company submitted. The Company has begun discovery proceedings and intends to vigorously defend this case.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 12 -	COMMITMENTS AND CONTINGENCIES (CONT.)

C.	LEGAL CLAIMS (cont.)

6.
On March 10, 2009, a complaint was filed against Syneron, Inc. The complaint arises out of a fatal accident involving a contractor. The plaintiff, who tripped and fell back through a skylight on the roof of the building leased by Syneron Inc. The complaint names the building owners, skylight manufacturer and various other parties and alleges a cause of action of negligence treatment of the building and failing to protect others from the dangerous condition of the roof and skylight. The Complaint does not specify the amount of damages claimed by the plaintiffs.  Syneron intends to vigorously defend this case.

7.
On May 15, 2009, a former distributor of the Company filed a claim against Syneron for unlawful termination of its exclusive distribution agreement with Syneron in the amount of approximately $2,225 (the claim amount is NIS 8,400,000). On August 9, 2009, the Company filed a statement of defense and a counterclaim against the plaintiff in an amount of $667 (claim amount is NIS 2,517,627). The Company claims that the plaintiff has a debt concerning equipment and services it has received from the Company, and to reimburse the Company for damages caused to the Company’s reputation and market share losses by plaintiff. The Company is denying all allegations and is planning to vigorously defend this case.

The Company has accrued an amount which it deems sufficient to cover probable losses from these and other claims in the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

On March 27, 2009, the Company reached a settlement agreement with a financial institution resolving a dispute filed with FINRA in 2008 with regard to certain ARS securities managed by this institution. The parties reached an agreement to amicably settle the dispute for a total amount of $3,975 in return for a Dismissal with Prejudice and a signed release. The Company continues to hold the ARS securities related to this claim.

Note 13 -	SHAREHOLDERS' EQUITY

A.	SHARE CAPITAL

1.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

2.
In November, 2007, the Company announced that its Board of Directors authorized additional repurchases of up to $50,000 of its Ordinary shares. The repurchase program has no time limit and maybe suspended from time to time or discontinued. Under the above program, the Company repurchased during 2007 and 2008, 466,000 and 122,700 shares, respectively. The average purchase price per share was $15.50. Such purchases of Ordinary shares are accounted for as treasury stock and resulted in a reduction in shareholders’ equity.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

A.	SHARE CAPITAL (CONT.)

3.
Certain of the Company’s officers, directors and major shareholders that hold Ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their Ordinary shares.

4.
During 2004 and pursuant to Israeli regulations, the Company paid stamp duty and recorded it as part of the initial public offering issuance expenses. During 2008, following a Supreme Court verdict, it was determined by the Court that such stamp duty should be paid by domestic companies which are traded in a foreign stock exchange and thus each entity may appeal to the tax authorities for reimbursement. The Company with its legal counsel approached the tax authorities and received during November 2008 the amounts originally paid. During 2008, the Company recorded an amount of $588 in additional paid-in capital as a result of the reimbursement of stamp duty in Israel.

5.
On November 11, 2008, the Company's board of directors adopted a shareholder rights plan. The shareholder rights plan is designed to protect against any potential future use of coercive or abusive takeover techniques designed to gain control of the Company and its capital without full and fair value being paid to all of the Company's shareholders. The shareholder rights plan was adopted following evaluation and consultation with outside advisors in consideration of the Company's current low valuation and strong cash position.

In connection with the adoption of the shareholder rights plan, the Company's board of directors declared a dividend of one right for each Ordinary share of the Company held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with the Ordinary shares of the Company. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares or commences a tender or exchange offer for 15% or more of the Company's ordinary shares, except if such person or group has become an "Acquiring Person" pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares (except if such person or group has become an "Acquiring Person" pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter Ordinary shares of the Company. In addition, if, after a person acquires such ownership, the Company engages in a merger in which it is not the survivor or its Ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter times the shares of the acquiring company to which each of the shareholders of the Company is entitled to for each Ordinary share.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

A.	SHARE CAPITAL (CONT.)

The Company's board of directors may redeem the rights at a price of $0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares. The rights plan originally was in effect until November 9, 2009 and was amended and extended during 2009 to be in effect until November 30, 2010 unless earlier redeemed or amended by the Company's board of directors.

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both Ordinary shares of the Company and the rights.

B.	STOCK OPTION PLAN

In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively "the 2004 Plans"). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it see fit.

As of December 31, 2009, there were 2,808,644 options available for future grant.

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

The following is a summary of activities relating to the Company's stock options and RSUs granted to employee and directors among the Company's various plans:

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

Transactions related to the grant of options to employees and directors under the above plans during the years ended December 31, 2009, 2008 and 2007, were as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of year	3,843,001	$14.2	1,276,380	$23.87	1,631,224	$23.58

Granted	700,000	$7.28	3,156,466	$11.5	59,000	$26.6
Exercised	(68,625)	$7.96	(61,650)	$0.0737	(183,116)	$18.93
Forfeited	(1,249,250)	$15.77	(528,195)	$23.12	(230,728)	$25.93
Outstanding at end of year	3,225,126	$12.22	3,843,001	$14.2	1,276,380	$23.87
Exercisable options at end of year	994,578	$17.16	802,499	$24.14	848,754	$21.17
Vested and expected to vest	2,035,754	$12.23	1,825,367	$15.38	1,218,883	$23.77

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2009 and the exercise price, multiplied by the  number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's Ordinary Shares. Total intrinsic value of outstanding options, exercisable options and vested and expected to vest options as of December 31, 2009 was $5,234, $1,244  and $4,298 respectively.

The following table summarizes information relating to awards of RSUs:

	Year ended December 31,
	2009		2008		2007
	Number of options	Fair value of grant date	Number of options	Fair value of grant date	Number of options	Weighted average exercise price

Outstanding at beginning of year	110,310	$20.28	271,301	$24.17	130,927	$24.70
Granted	-	$-	29,155	$12.13	264,123	$24.36
Exercised	(55,066)	$23.16	(124,220)	$24.05	(58,173)	$24.64
Forfeited	(8,165)	$22.29	(65,926)	$25.57	(65,576)	$26.42
Outstanding at end of year	47,079	$16.57	110,310	$20.28	271,301	$24.17

Aggregate intrinsic value, at the date of exercise, of options and RSUs that were exercised during the years ended on December 31, 2009, 2008 and 2007 was $667, $3,320 and 4,308 respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The options outstanding as of December 31, 2009, grouped by exercise prices, were as follows:

	Options outstanding as of	Weighted average remaining	Options exercisable as of	Intrinsic value of options exercisable as of
	December 31,	contractual	December 31,	December 31,
Exercise price	2009	life years	2009	2009

$0.0737	15,931	0.99	15,931	$165

$7.25-7.96	1,844,099	5.99	427,139	1,079

$14.1-18.69	853,630	4.97	40,292	-

$20.44-25.86	189,254	3.39	189,254	-

$26.49-30.96	322,212	3.55	321,962	-
	3,225,126	5.3	994,578	$1,244

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2009, 2008 and 2007 were:

	Year Ended December 31,
	2009	2008	2007

Weighted average exercise prices	$7.28	$11.50	$26.6
Weighted average fair value on grant date	$3.82	$5.65	$13.55

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2009, 2008 and 2007 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2009	2008	2007

Volatility	65%	56%	65%
Risk-free interest rate	2.43%	3.06%	4.8%
Dividend yield	0%	0%	0%
Post-vest cancellation rate *)	5%	5%	5%
Suboptimal exercise factor **)	2	2	2
Expected life (in years)	5.10	4.45	3.04

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented here on an annual basis.
**)	The ratio of the stock price to strike price at the time of exercise of the option.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The Company used volatility data of comparable companies' with similar characteristics to the Company for calculating volatility in accordance with ASC 718. The computation of historical volatility was derived from the comparable companies' historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 12 months ended December 31, 2009 and 2008 was 65% and 56%, respectively.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options. Weighted average interest rate used for the 12 months ended December 31, 2009 and 2008 was 2.43% and 3.06% respectively.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2009 and 2008 was 0%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model.

The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life derived from the binomial model was a weighted average of 5.1 and 4.45 years for options granted during the 12 months ended December 31, 2009 and 2008, respectively.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 13 -	SHAREHOLDERS' EQUITY (CONT.)

B.	STOCK OPTION PLAN (CONT.)

The Company's aggregate compensation cost for the years ended December 31, 2009, 2008 and 2007 totaled $4,264, $7,592 and $7,809, respectively.
The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for years ended December 31, 2009, 2008 and 2007, was comprised as follows:

	Year ended December 31,
	2009	2008	2007

Cost of goods sold	$28	$51	$278
Research and development	528	295	883
Sales and marketing	1,421	3,860	4,514
General and administrative	2,287	3,386	2,134
Total equity-based compensation expense before taxes	$4,264	$7,592	$7,809

As of December 31, 2009, there was $3,876 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted average period of 2 years.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES

A.
The Company recognizes interest and penalties related to income taxes in tax expenses line in its consolidated statements. The Company has approximately $728 accrued for the payments of interest and penalties as of December 31, 2009.

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

Gross tax liabilities at January 1, 2008	$6,113
Decreases in tax positions for prior years	(669)
Increases in tax positions for current year	1,611
Decreases in tax position resulting from settlement	(2,003)
Gross tax liabilities at December 31, 2008	5,052

Increases in tax positions for prior years	155
Increases in tax positions for current year	1,135
Gross tax liabilities at December 31, 2009	$6,342

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2009, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2009:

Israel	2006 - present
United States	2002 - present
Germany	2005 - present
Canada	2004 - present

B.	ISRAELI TAXATION

1.	Corporate tax rate

For tax year 2009, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 26%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate was scheduled to decrease to 25% for the 2010 tax year and thereafter.

During July 2009, an additional reduction to the corporate tax rate was approved in the Israeli parliament (“the Knesset”), according to which the corporate tax rate is scheduled to decrease as follows:

24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

2.	Measurement of taxable income:

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment 20) (Restriction of Effective Period), 2008, which the Company refers to as the Inflationary Adjustments Amendment.  In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.  In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

In accordance with ASC 740 (originally issued as SFAS 109), the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

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

4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria ("Approved Enterprise") specified by the Law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (cont.):

Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. Following the amendment to the law, it was clarified that tax-exempt income generated under the provisions of the new law, as part of a new Privileged enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of "Approved Enterprises", under the Law, for an investments program for the period ending in 2004, and the status of "Privileged Enterprise" according to the Amendment to the Law, for investments in 2005 through 2007 ("Programs").

In accordance with the Law and the Amendment, Syneron Medical Ltd. has chosen to enjoy an "alternative benefits track" status. Accordingly, Syneron Medical Ltd.'s income attributed to the Programs is exempt from taxes on income derived therefrom for a period of ten years starting in the year in which the Company first generates taxable income.

Out of the Company's retained earnings as of December 31, 2009, approximately $145,000 is tax-exempt earnings attributable to its Approved Enterprise programs and $61,000 is tax-exempt earnings attributable to its Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (tax at the rate of 10%-25%). Under the law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

As of December 31, 2009, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately up to $22,000 (depending on the tax rate as described above). If income attributed to the Privileged Enterprise is distributed as a dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately up to $9,000 (depending on the tax rate as described above). These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES (CONT.)

B.	ISRAELI TAXATION (CONT.)

4.	Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (cont.):

The Company's board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as a dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved and Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

Should Syneron Ltd. fail to meet such requirements in the future, income attributable to its programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the "Approved Enterprise" is subject to tax at regular Israeli corporate tax rate of 26%.

C.	NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

D.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES (CONT.)

D.	DEFERRED INCOME TAXES (CONT.)

	December 31,
	2009	2008

Net operating loss carryforward of subsidiaries	$16,279	$15,048
Share-based compensation costs	4,826	4,099
Deferred tax asset from unrealized losses on available-for-sale marketable securities	2	86
Impairment of available-for-sale marketable securities	1,884	1,832
Company’s capital losses carryforward (*)	8,114	9,483
Temporary differences	1,859	2,123

Total deferred tax asset before valuation allowance	32,964	32,671
Valuation allowance	(32,701)	(30,859)

Total deferred tax asset	263	1,812

Deferred tax liability from the acquisition of a subsidiary	(5,919)	(712)
Total deferred tax liability	(5,919)	(712)

Net deferred tax asset (liability)	$(5,656)	$1,100

(*)	The Company has a capital loss carryforward resulting from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

The Israeli subsidiaries have available carryfoward operating tax loss of $9,224 to offset against future tax profits for an indefinite period.

The Company’s subsidiary in the United States has estimated total available carryforward tax losses of $34,582 to offset against future tax income for periods of 15-20 years expiring between 2017-2028.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses and capital losses are utilized. Based on a consideration of these factors, the Company has established a valuation allowance of $32,701 and $30,859 at December 31, 2009 and 2008, respectively.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Note 14 -	INCOME TAXES (CONT.)

E.	INCOME (LOSS) BEFORE TAXES ON INCOME

	Year Ended December 31,
	2009	2008	2007

Domestic	$(23,955)	$1,136	$30,240
Foreign	2,558	2,482	4,039

	$(21,397)	$3,618	$34,279

F.	TAXES ON INCOME

	Year Ended December 31,
	2009	2008		2007

Domestic	$3,038	$	(*) (2,412)	$2,493
Foreign	202		403	542

	$3,240		$(2,009)	$3,035

(*)	Includes the effect of a final tax assessment with the Israeli tax authorities for the years 2003-2005 in the amount of ($2,003).

G.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the income statements is as follows:

	Year Ended December 31,
	2009	2008	2007

Income (loss) before taxes, as reported in the consolidated statements of income	$(21,397)	$3,618	$34,279

Statutory tax rate	26%	27%	29%
Theoretical tax expenses (benefits) on the above amount at the Israeli Statutory tax rate	$(5,563)	$977	$9,941
Increase (decrease) in taxes resulting from “Approved Enterprise” benefits (1)	4,602	161	(14,172)
Difference in basis of measurement for tax purpose	408	(7,155)	-
Change in valuation allowance, net	1,842	4,309	4,285
Non-deductible stock based compensation	1,109	1,056	2,263
Non-deductible expenses	646	185	451
Decrease in taxes resulting from tax settlement with tax authorities	--	(1,506)	--
Others	196	(36)	267

Actual tax (income) expense	$3,240	$(2,009)	$3,035

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 14 -	INCOME TAXES (CONT.)

G.	Cont.

		Year Ended December 31,
		2009	2008	2007

(1)	Per share amounts (basic) of the tax benefit resulting from the exemption	$0.17	$0.01	$(0.51)
	Per share amounts (diluted) of the tax benefit Resulting from the exemption	$0.17	$0.01	$(0.50)

Note 15 -	FINANCIAL INCOME, NET

	Year Ended December 31,
	2009	2008	2007
Income:
Interest on cash equivalents	$25	$373	$505
Gain and interest on available-for-sale marketable securities	3,274	7,561	8,423
Interest on short-term deposits and structured note	-	510	310
Foreign currency transaction adjustments	-	-	465

Expenses:
Interest on short-term credit and bank Commissions	(280)	(337)	(245)
Loss on available-for-sale marketable Securities	(458)	(540)	(428)
Impairment of investments in marketable securities	(173)	(1,553)	(5,776)
Foreign currency transaction adjustments	(291)	(2,152)	-

	$2,097	$3,862	$3,254

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 16 -	MAJOR GEOGRAPHIC INFORMATION

The Company applies ASC 280 (Originally issued as SFAS 131) Segments reporting (“ASC 280”).  The Company operates in one reportable segment. The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues and long-lived assets as of December 31, 2009, 2008 and 2007 and for the years then ended:

	2009		2008		2007
	Total revenue	Long lived assets	Total revenue	Long lived assets	Total revenue	Long lived assets

North America	$27,978	$18,583	$60,202	$642	$80,489	$608
Europe	10,919	-	33,005	-	32,666	44
Asia Pacific	11,362	-	16,967	-	22,013	-
Israel	1,127	18,934	581	9,664	916	7,319
Others	3,340	-	4,224	-	4,912	-

	$54,726	$37,517	$114,979	$10,306	$140,996	$7,971

Note 17 -	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2009	2008	2007
Numerator:
Net (loss) income	$(23,587)	$5,627	$31,244

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	27,526,401	27,410,187	27,690,449
Dilutive effect: stock options and RSUs	-	110,576	190,041
Total weighted-average number of shares used in computing diluted net earnings (loss) per share	27,526,401	27,520,763	27,880,490

Basic net (loss) earnings per share	$(0.86)	$0.21	$1.13
Diluted net (loss) earnings per share	$(0.86)	$0.20	$1.12

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 17 -	EARNINGS PER SHARE (CONT.)

Anti-dilutive securities

The following outstanding options (prior to the application of the treasury shares method) and RSU’s were excluded from the computation of diluted net earnings loss per Ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2009	2008	2007

Options and RSU’s to purchase Ordinary shares	3,272,205	2,202,853	1,107,837

Note 18 -	SUBSEQUENT EVENTS (UNAUDITED)

On January 5, 2010 the Company officially completed the merger with Candela Incorporation. See also Note 1I.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company is in the process of obtaining third party valuations of assets acquired and the liabilities assumed, thus the provisional measurements below are subject to change and are based on unaudited figures:

Assets	Fair value
Current assets	75,673
Other assets (includes mainly deferred tax assets)	38,143
Net fixed assets	3,110
Intangible assets (*)	24,010
Total identifiable assets acquired	140,936

Current liabilities	43,366
Deferred taxes	9,832
Long term liabilities	4,889
Total identifiable liabilities assumed	58,087
Net identifiable assets acquired	82,849
Deferred gain	(9,825)
Net assets acquired	73,024

(*)
Of the $24,010 intangible assets acquired, $10,070 was assigned to developed technology (10 years useful life), $510 was assigned to in-process research and development asset which is not subject to amortization, $8,930 was assigned to  customer relationship (6 years useful life), $3,300 was assigned to tradename (11 years useful life) and the remaining $1,200 was assigned to covenant not to compete (3 years useful life).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, expect share and per share data

Note 18 -	SUBSEQUENT EVENTS (UNAUDITED) (CONT.):

Pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the year ended December 31, 2009 assuming that the acquisition of Candela occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had not the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

Year ended December 31,
2009

Revenues	$174,032

Net loss attributable to Syneron's shareholders	(28,023)

Basic and diluted net loss per share attributable to Syneron's shareholders	$(0.82)

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 25, 2010

Syneron Medical Ltd

By:	/s/ Louis Scafuri
Louis Scafuri
Chief Executive Officer