Form 20-F
period 2010-12-31
Syneron Medical Ltd.
filed 2011-03-28
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Asaf Alperovitz, CFO
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

As of December 31, 2010, the Registrant had 34,674,889 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2010, including Candela Corporation. All references in this Annual Report on Form 20-F to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products that our markets will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our businesses and the business of our new indirect wholly owned subsidiary, Candela Corporation, will be integrated successfully; that our forecasts will accurately anticipate market demand and that, in light of the current economic crises, there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions will prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. This forward-looking statement does not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D, “Key Information – Risk Factors.”

In addition, the statements in this document reflect our expectations and beliefs as of the date of this Annual Report. However, while we may elect to update these forward-looking statements publicly in the future, we specifically disclaim any obligation to do so, unless otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 20-F might not occur.

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

The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and the selected consolidated statement of operations data for the fiscal years ended December 31, 2006 and 2007 have been derived from our audited financial statements not included in this Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2009 and 2010 and the selected consolidated statement of operations data for each of the years ended December 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(U.S. Dollars, in thousands, except per share and weighted average shares data)

Consolidated Statement of Operations Data:

Revenues	116,976	140,996	114,979	54,726	189,528
Cost of revenues (1)	17,921	26,995	29,670	18,903	101,099

Gross profit	99,055	114,001	85,309	35,823	88,429
Operating expenses:
Research and development (1)	8,515	12,511	13,783	13,220	26,837
Selling and marketing (1)	46,434	58,605	54,064	34,156	63,429
General and administrative (1)	9,455	11,860	17,706	16,478	36,103
Other income, net	-	-	-	(3,975)	(4,538)

Total operating expenses (1)	64,404	82,976	85,553	59,879	121,831

Operating (loss) income (1)	34,651	31,025	(244)	(24,056)	(33,402)
Financial income, net	6,492	3,254	3,862	2,097	717
Other income	-	-	-	562	240

Income (loss) before taxes on income	41,143	34,279	3,618	(21,397)	(32,445)
Taxes on income (benefits)	1,489	3,035	(2,009)	3,240	(5,110)

Consolidated net income (loss)	39,654	31,244	5,627	(24,637)	(27,335)
Net loss attributable to non controlling interest	-	-	-	1,050	1,799
Net income (loss) attributable to Syneron's shareholders	$39,654	$31,244	$5,627	$(23,587)	$(25,536)
Net (loss) earnings per share:

Basic	$1.46	$1.13	$0.21	$(0.86)	$(0.74)

Diluted	$1.44	$1.12	$0.20	$(0.86)	$(0.74)

Weighted-average number of shares used in actual per share calculations:
Basic	27,202	27,690	27,410	27,526	34,369

Diluted	27,601	27,880	27,521	27,526	34,369

(1) Includes the following stock based compensation charges:

	Year ended December 31,
	2006	2007	2008	2009	2010

Cost of revenues	$267	$278	$51	$28	$28
Research and development	644	883	295	528	808
Selling and marketing	5,054	4,514	3,860	1,421	809
General and administrative	2,291	2,134	3,386	2,287	1,551

	As of December 31,
	2006	2007	2008	2009	2010
	(U.S. Dollars, in thousands, except for share amounts data)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$171,676	$203,687	$216,922	$206,130	$217,533
Working capital	127,259	189,784	204,992	191,815	186,327
Total assets	225,241	269,276	211,286	270,267	374,785
Total liabilities	30,844	38,441	38,690	43,009	96,249
Retained earnings	117,329	148,573	154,338	130,751	105,215
Shareholders’ equity	194,397	230,835	242,596	227,258	278,536
Number of outstanding ordinary shares, par value NIS 0.01 per share	27,530,129	27,375,010	27,472,775	27,601,264	34,674,889

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

As widely reported, the global credit markets and financial services industry have been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. Our results of operations are materially affected by the current economic turmoil, mostly in the U.S. and Western Europe, but also elsewhere around the world. The global economic instability and uncertainty has had an adverse effect on our revenues and there can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on us and our ability to borrow money or raise additional capital. Similarly, our customers (including doctors and patients who purchase our products) and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact our customers’ ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all.

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

We have created products that allow physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions including hair removal on all skin types, skin rejuvenation skin resurfacing and wrinkle reduction, vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas, tattoo removal, skin resurfacing scars, stretch marks and warts, removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito, acne and acne scars, sebaceous hyperplasia, pseudofolliculitis barbae (beard bumps or PFB), psoriasis, treatment for the temporary reduction in the appearance of cellulite, reduction in thigh circumference and fat removal. Our failure to continue to penetrate current market and significantly penetrate new markets with our existing products and manage the manufacturing and distribution of multiple products could negatively impact our business, financial condition and results of operations. The success of our products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology and the adoption and acceptance of other technologies that we develop or acquire. The rate of adoption and acceptance may be affected adversely by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products and that we will be able to identify new markets for our products.

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

We may be unable, however, to continue to develop new upgrades, products and technologies at the rate we expect, or at all, which could adversely affect our expected growth rate. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. To be successful, we must be responsive to new technological developments and new applications of existing technologies. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

Our financial results may fluctuate from quarter to quarter.

Demand for our products varies from quarter to quarter, and these variations may cause revenue to fluctuate significantly from quarter to quarter. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, in light of the lack of reimbursement by third-party payors;

•	availability of attractive equipment financing terms for our customers, which may be negatively influenced by interest rate increases and the current economic climate;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our direct sales force and independent distributors; and

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 6, 2011, our patent portfolio consisted of 40 issued U.S. patents, and 89 patent applications pending in the U.S. (with an additional 123 applications pending internationally and 60 international patents), related to 117 patent families relating to our technology and products. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (Candela), are each currently defending separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) alleging willful infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and both the Candela action and the Syneron Inc. action were stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Syneron Inc. case on November 13, 2009, and in the Candela case on January 5, 2010. Palomar has dropped the ’568 Patent from the Candela lawsuit, and has elected to proceed solely on the ’844 Patent. In the Candela case, on August 12, 2010, Candela filed a motion for summary judgment of non-infringement with respect to all of the asserted claims and of invalidity with respect to two of the asserted claims. A hearing on the motion was held on September 14, 2010. The court has not yet ruled on the motion, and no trial date has been set. In the Syneron Inc. case, claim construction briefing occurred in September and October 2010, and a claim construction hearing was held on November 17, 2010. The court has not yet issued its claim construction decision. No trial date has been set.

While Syneron Inc. and Candela each intend to vigorously contest Palomar’s allegations, each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. and/or Candela would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc. and/or Candela, as applicable.

We may also become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions as we have, from time to time, in the past, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could significantly suffer as a result. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using and selling technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

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

If we are not successful in coordinating our business with that of our subsidiaries, including Candela Corporation, and in establishing efficient arrangements and agreements with such subsidiaries, then the benefits of the merger with Candela and the other acquisitions that we completed in the last few years will not be fully realized and our business and the market price of our ordinary shares may be negatively affected.

In the last three years we have acquired various companies. Prior to their acquisition, each of these companies operated independently with standalone principal offices in several locations. We entered into these acquisitions with the expectation that they will result in benefits arising out of the coordination and arrangements between the target companies. The difficulties of coordinating the operations of the businesses include, among others:

•	coordinating geographically separate organizations;

•
addressing inconsistencies between the subsidiaries in standards, controls, procedures and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers, customers and employees;

•	consolidating the subsidiaries’ business into our financial reporting system;

•	implementing internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002;

•	coordinating sales, distribution and marketing functions; and

•	cultural differences.

As a result of these and other factors, we may not successfully coordinate our business with that of our subsidiaries or establish efficient arrangements and agreements with them in a timely manner, or at all, and we may not realize the benefits and synergies of these acquisitions to the extent, or in the timeframe, anticipated. It is also possible that such coordination and arrangements could lead to the loss of key employees, diversion of the attention of our management, or the disruption or interruption of, or the loss of momentum in our or the subsidiaries’ ongoing business. Any of these possible outcomes can affect our ability to maintain our research and development, supply, distribution, marketing, customer and other relationships and affect our business and financial results following the merger. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

In addition, we incurred and we expect to continue to incur significant costs and commit significant management time in coordinating our subsidiaries’ business operations, technology, development programs, products and personnel with our business. If we will not successfully coordinate our business with that of our subsidiaries, the expenditure of these costs will reduce our cash position.

We compete against companies that also have established products and significant resources, which may prevent us from maintaining and increasing market share or maintaining or improving operating results.

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

Some of our competitors have well established products and customer relationships, which could inhibit our market penetration efforts. Potential customers also may need to recoup the cost of expensive products that they already have purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

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

We outsource the manufacturing of our products which are manufactured under the brand name of Syneron to three subcontractors located in Israel. Our subsidiaries also outsource the manufacturing of their products to various subcontractors. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, the subcontractors located in Israel on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months, and we will face learning curve regarding the quality of the products that they manufacture.

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

In addition, our indirect subsidiary, Candela, uses Alexandrite rods to manufacture the GentleMax™, GentleLASE® and the AlexTriVantage™ systems, which accounts for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. We cannot be certain that Candela's contract manufacturer will be able to meet Candela's future requirements at current prices or at all. To date, Candela has been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in its supplies could hurt its results.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in five locations in the United States, five locations in Japan, and offices in Canada, Hong-Kong, Australia, Spain, Portugal, Germany, Italy, France and the United Kingdom. We depend on third-party distributors in territories in which we do not have offices, including in various countries in Europe, Asia, Africa and South America. We also depend on relatively new direct sales operations to sell our products in North America. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenues in 2008, 2009 and 2010, were generated outside of Israel, primarily in North America, Western Europe and Asia. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

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

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollar, Canadian Dollar and British Pound Sterling. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations in that jurisdiction, which may have a material adverse impact on our results of operations. During 2010, the U.S. dollar depreciated against the New Israeli Shekel by approximately 6%, the U.S. dollar strengthened against the Euro by approximately 8%, and the U.S. dollar depreciated against the Japanese Yen by approximately 11%. If the New Israeli Shekel continues to strengthen in value in relation to the U.S. dollar, it will become more expensive for us to fund our operations in Israel. If the Euro depreciates against the U.S. dollar it will decrease our revenues from operations.

Although we use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus exchange rate fluctuations could have a material adverse impact on our results of operations.

As a result of the merger with Candela Corporation and the acquisition of Pharos Life Corporation, we and our subsidiaries became a larger and more geographically diverse organization, and if our respective management teams are not able to continue to manage their businesses efficiently, our and our subsidiaries', operating results will suffer.

Following the merger with Candela Corporation and the acquisition of Pharos Life Corporation, we and our subsidiaries have approximately 580 employees in a total of 22 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to manage successfully our geographically diverse and substantially larger organization could have a material adverse effect on our operating results and those of our subsidiaries, and as a result, on the market price of our ordinary shares.

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

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution, shipping and servicing. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the U.S., it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from six to eighteen months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. To date, none of our devices have had to be approved via PMA and we believe that very few (if any) of our currently planned products are subject to PMA by the FDA. All products that we currently market in the U.S. have received 510(k) clearance for the uses for which they are marketed or are products with minor modifications from our cleared products and are therefore covered by a Letter to File.

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

We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex compliance scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a seizure of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 certification for the quality of our systems and products and CE certification from the European authorized notify body and electrical and safety certification from authorized laboratories. Failure to comply with such standards could adversely impact our business.

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

We sell our products to physicians and “qualified practitioners”, outside the U.S., and to aestheticians. International regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

Because many of the users of our products are not trained, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

In the U.S., federal regulations allow us to sell our products to or on the order of “qualified practitioners.” The definition of “qualified practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other qualified practitioners, including nurse practitioners, chiropractors and technicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to product liability claims and costly product liability litigation.

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

Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements, subject to limitations on components lead time and long lead items. We also accept three months safety stock of long lead items above lead time. If our business expands, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

In order to effectively manage our collaboration with Procter & Gamble Company, we may divert the attention of key technical personnel and management from the core business. If Procter & Gamble Company terminates the agreement, our share price could fall, and we may be unable to bring a home-use skin rejuvenation device to the market.

Effective February 25, 2007, we entered into a Joint Development and Supply Framework Agreement with the Procter & Gamble Company, or Procter & Gamble, for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. Under the agreement, significant resources and the attention of key technical personnel and management were directed to the development of such devices even though such devices may not be commercialized for several years, if ever. In addition, we cannot be sure that the agreement will result in marketable products or that we will receive payments for any products developed pursuant to the agreement. As of the date hereof, we have not sold any products under the agreement. Procter & Gamble has the option under certain circumstances to terminate the agreement, including following the failure by us to successfully complete two milestones, and may exercise that option. If Procter & Gamble terminates the agreement, the price of our ordinary shares could fall significantly, and we will not receive certain royalty and other payments provided for in the agreement. If Procter & Gamble terminates the agreement, we may decide to proceed to develop and commercialize the device on our own or with a third party. However, there can be no assurance that we will be able to successfully implement such a decision and successfully bring this home-use device to the market.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares. Management assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Candela Corporation and its subsidiaries, which is included in Syneron Medical Ltd. 2010 consolidated financial statements and constituted $ 111.2 million and $ 70.1 million of total assets and net assets, respectively, as of December 31, 2010 and $ 129.8 million and ($4.0) million of revenues and net loss, respectively, for the year then ended.

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

We have entered into non-competition arrangements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, in the past, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of such employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or intellectual property. In addition, pursuant to Israeli courts in order to enforce the non-compete undertakings, the employer need to prove that the employee received a special consideration in return for his commitment not to compete with his employer. If we are unable to demonstrate that harm would be caused to us or otherwise enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

We are incorporated under the laws of the State of Israel and our principal executive offices and research and development facilities are located in Israel. In addition, all of the subcontractors of our products sold under the Syneron brand name are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

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

We have generated income and are able to take advantage of tax incentives and reductions resulting from the “Approved Enterprise” and “Privileged Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making specified investments in property and equipment. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. In addition, these tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits may increase our expenses in the future, which would reduce our expected profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets of which $223,000 were invested from paid-in capital as required by the financing condition of the approved plan. Under our next three tax benefit plans, which were approved under the amendment to the law of the Engorgement of Capital Investment 1959, we invested approximately $529,000 during 2004 and 2005 under the second plan and approximately $1,138,000 during 2006 and 2007 under the third plan and approximately $ 1,769,278during 2008 and 2009. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

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

In addition, our board of directors adopted a shareholders' rights plan under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on December 30, 2010. Initially, these rights are not exercisable and are traded with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares or commences a tender or exchange offer for 15% or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15% or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) ordinary shares. In addition, if, after a person acquires such ownership, we engage in a merger in which we are not the survivor or our ordinary shares are changed or exchanged, or we sell or transfer more than 50% of our assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary share. Our board of directors may redeem the rights at a price of $0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares. The rights plan will continue in effect until January 3, 2012, unless earlier redeemed or amended by our board of directors.

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

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, if a dividend is distributed from income attributed to an “Approved Enterprise” or a “Privileged Enterprise”, which was exempt from tax under the provisions of the Law for Encouragement of Capital Investments, the Company will be subject to tax at the applicable corporate tax rate on the amount of such dividend grossed up with such corporate tax rate. We may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law, and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” or “Privileged Enterprise” status and not to distribute that income as dividends.

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

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is (972-73) 24-42200. The agent for service of process in the United States is National Corporate Research – LTD. Our website address is www.syneron.com. The reference to our website is an inactive textual reference only, and the information contained on our website or available through our website is not incorporated by reference into this Annual Report on Form 20-F and should not be considered a part of this Annual Report on Form 20-F.

We completed our initial public offering of our ordinary shares in August 2004. Upon the closing of our initial public offering, all of our then outstanding preferred shares automatically converted into ordinary shares and we effected a 3.4-for-one split of our ordinary shares.

We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then fully diluted share capital in consideration of $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then fully diluted share capital to increase our holdings to 42.32% of Fluorinex's fully diluted share capital. In September 2008, Fluorinex received FDA approval for its product. In December 2008, we exercised the warrant granted to us by Fluorinex. On May 13, 2009, we entered into an agreement with Fluorinex for the purchase of additional 20% of Fluorinex’s then fully diluted share capital in consideration of $1.0 million. Following the additional investment on May 13, 2009, we have been consolidating Fluorinex results in our financial statements. On August 15, 2010, we entered into an additional agreement with Fluorinex for the purchase of additional 17.81% of Fluorinex's then fully diluted share capital in consideration of US$ 600,000 and, subject to Fluorinex reaching a certain milestone, for the purchase of an additional 10.64% of Fluorinex's then fully diluted share capital in consideration of US$ 600.000. On August 26, 2010, Fluorinex notified us of the achievement of the milestone and we subsequently transferred the remaining consideration and increased our holdings to 73.66% of Fluorinex's fully diluted share capital. On November 14, 2010, we transferred to Syneron Beauty Ltd. all of our holdings in Fluorinex and all of our rights and obligations with respect to exclusive, global contractual rights to manufacture and distribute Fluorinex's products. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. The Fluorinex technology delivers the maximum amount of fluoride ions to the tooth, for the longest endurance known today. Unlike other electro-chemical based fluoride systems, no electric current passes through the patient’s tissue, thus enhancing the safety of the device.

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

In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion whitening treatment. Under the agreement, we agreed to purchase an aggregate of 31.57% of RBT’s fully diluted share capital (excluding the warrant as described below) in consideration for up to $3 million, and received a warrant to purchase an additional 5.94% of RBT fully diluted share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product to the professional market. In November 2009, we entered into an agreement with certain shareholders of RBT for the purchase of additional 9.25% of RBT’s share capital in consideration for approximately $0.2 million plus a potential earn-out in the event RBT merges or is acquired. In accordance with accounting pronouncements and as we are the primary beneficiary in RBT since November 2009, we have been consolidating RBT's results, in our financial statements. In February 2011, we closed an additional investment of US$ 308,916 in consideration of 15,664 of RBT's Preferred A-1 shares constituting an aggregate of 2.55% of RBT's share capital on a fully diluted basis. Additionally, we also provided RBT a loan in the aggregate amount of US$ 308,916. As of March 6, 2011, we hold 41.91% of RBT’s fully diluted share capital. In November 2009, RBT announced the commercial launch of the elure™ topical whitening cream in several Asian markets. The elure advanced dermal whitening product is the first scientifically proven enzymatic skin whitening product treatment that targets and decomposes melanin to reveal a visibly lighter and exceptionally luminous skin tone. This product line is based on the unique scientific discovery of a naturally occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product does not include Hydequinine, which may cause side effects such as skin redness and a burning sensation.

In November 2008, we entered into an agreement with Inlight Corp., a San Diego, California-based research and development company whereby we purchased 100% of Inlight Corp.’s outstanding capital stock. Inlight has developed a carbon dioxide laser for fractional skin rejuvenation, which was launched in the U.S. and internationally in 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is EverCare Medical Group, a major aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout China and has been our distributor in China since 2007. Through this Chinese joint venture, we are able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. Syneron China commenced its operations during 2010 and it currently has five offices in Beijing, Shanghai, Shengdu, Guangzhou and Xian and several product demonstration centers in different areas in China.

On September 8, 2009, we entered into an agreement and plan of merger with Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela Corporation, a publicly traded company incorporated under the laws of the state of Delaware. Pursuant to the merger agreement, we acquired Candela through Acquisition Sub, which merged with and into Candela. The transaction was completed on January 5, 2010, and Candela survived the merger as our indirect wholly-owned subsidiary. Following the completion of the transaction, we have been consolidating Candela's results in our financial statements. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela manufactures, and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

In October 2009, we entered into a definitive agreement to acquire Primaeva Medical, Inc., an aesthetic technology firm based in Pleasanton, California (Primaeva), in consideration of $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones (see also Note 1 to our consolidated financial statements). The transaction was completed on October 26, 2009. Primaeva developed a minimally invasive RF aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, the ePrime, which has received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency (RF) energy directly within the reticular dermis. We expect to launch the ePrime during 2011.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred our non professional aesthetic device activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our mē product and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Pharos Life Corporation (described below), Pharos became a wholly owned subsidiary of Syneron Beauty. Syneron Beauty holds the intellectual property dedicated to our home-use initiative, and it received a license to some of our other technologies, which are used for our other home-use products.

In December 2010, we entered into a definitive agreement to acquire privately-held Pharos Life Corporation (Pharos), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Pharos through the potential performance-based earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition we also assumed $2.7 million in net debt.  Pharos' products are marketed directly to consumers through premium retailers under the tända™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Pharos will continue operating as our wholly-owned subsidiary and the tända™ business will be integrated into our consumer home-use initiatives.

Principal Capital Expenditures

We had capital expenditures of approximately $10.1 million in 2010, approximately $9 million in 2009 and approximately $4.1 million in 2008. We expect that our capital expenditures will be approximately $2.2 million in 2011. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2010 consisted of investment in affiliated company ($9.2 million), and purchase of general equipment ($0.9 million). We expect our capital expenditures in 2011 to consist of additional purchase of general equipment. Our capital expenditures in 2009 consisted of an acquisition of shares in subsidiaries ($7.7 million), investments in affiliated companies ($0.8 million), and purchase of general equipment ($0.5 million). Our capital expenditures in 2008 consisted of an acquisition of minority shares in subsidiaries ($1.3 million), investments in affiliated companies ($1.6 million), and purchase of general equipment ($1.2 million). Our capital expenditure in 2007 consisted of an acquisition of a minority share in a subsidiary ($ 3.6 million), investments in affiliated companies ($2.6 million), leasehold improvements ($ 1.3 million), and purchase of general equipment ($0.9 million).

B.	BUSINESS OVERVIEW

Overview.

We design, develop and market innovative aesthetic medical products based on our proprietary various technologies, including our Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues were $11.5 million in 2002, $35.0 million in 2003, $57.9 million in 2004, $87.4 million in 2005, $117.0 million in 2006, $141.0 million in 2007, $115 million in 2008, $54.7 million in 2009 and $189.5 million in 2010.

As of the fourth quarter of 2010, we are breaking out our financial results between the traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Units in order to provide increased transparency into our results. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our Emerging Business Units includes RBT, Light Instruments, Pharos, Fluorinex and Syneron Beauty's home use products.

Professional Aesthetic Devices

A significant portion of our family of aesthetic products is based on our ELOS technology. Each product platform consists of one or more hand pieces and a console that incorporates the multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform additional applications by adding hand pieces and installing a software module in the console. We seek to deliver to our users the ability to generate increased practice revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty.

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

In 2005, we introduced the VelaSmooth product platform in the United States. These products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bi-polar radio frequency energy. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The eLaser™ platform combines diode laser technology with bi-polar radio frequency and offers ultra fast hair removal, as well as upgradeability to our leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bi-polar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of our ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

In the second quarter of 2007, we completed the development of a new Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for consistent and effective treatment of wrinkles.

In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the United States and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marked the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

In the first quarter of 2008, we introduced our new Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The tunable applicator equipped with our SelecPulse™, allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar non-laser and non-light-based aesthetic device capable of creating tunable ablation impact, simulating the effects of different types of ablative / coagulative lasers used for a range of aesthetic applications. These applications include resurfacing, with minimal or no patient downtime. Matrix RF is being sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece increases ease-of-use for physicians performing treatments. The Matrix RF features a single-use disposable treatment tip, which can be purchased in boxes for ten treatments. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face, as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently include the Matrix IR applicator. In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the United States for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and for use in dermatological procedures requiring ablation and resurfacing of the skin (FDA). In the third quarter of 2008, we commenced selling our Matrix RF applicator.

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

In June 2009, we introduced a new and unique treatment modality called Sublative Rejuvenation™. Sublative Rejuvenation utilizes a fractionated bi-polar radio frequency technology in which heat energy is effectively placed into the dermis, producing dermal remodeling with minimal amount of epidermal disruption. While traditional fractional technologies are most aggressive at the epidermal level, Sublative Rejuvenation delivers energy with minimal epidermis ablation.

In June 2009, we also launched VelaShape IITM. The latest device on the market for cellulite and circumferential reduction resulting in body contouring, VelaShape II offers current and new practitioners added features and benefits, including increased power for shorter treatment sessions, a reduced number of sessions, and an advanced Clever™ terminal, a diagnostic digital user interface to improve both consistency in treatment results and patient comfort.

In conjunction with the Sublative Rejuvenation treatment and the VelaShape II, we launched Syneron Advantage™, a new physician partnership program to support customers' needs in a challenging economic climate. The program enables physicians to gain access to our facial applications and body shaping technologies at a more affordable price point that are easier to finance in the current economic environment. The Syneron Advantage program delivers services and programs to further support the success of physicians long after purchase. The program is now available with purchases of new VelaShape II™, LipoLite™ and eMatrix™ devices.

Our indirect subsidiary, Candela, researches, develops, manufactures, markets, sells, distributes, and services laser systems used to perform procedures addressing patients' aesthetic medical and cosmetic concerns. Candela offers a comprehensive range of products based on proprietary technologies focusing on the major aesthetic and cosmetic laser applications. Candela's products include:

Dynamic Cooling Device (DCD) is a device which cools the top layer of the skin, while leaving the targeted underlying hair follicle, vein or other structure at normal temperature. As a result, higher levels of laser energy can be delivered during treatment, while minimizing thermal injury, pain, and the inconvenience associated with anesthetics while maintaining treatment efficacy. The design of the hand-held DCD enables the practitioner to clearly see the area being treated, and the combined efficiency of the lasers and DCD reduces the risks of overtreatment. The DCD delivers the appropriate amount of cooling quickly and consistently. Currently, DCD is available as an option on several Candela laser systems.

GentleMaxTM is an integrated aesthetic treatment workstation with multiple wavelength capability. It includes the Nd:YAG 1064 laser and the Alexandrite 755 nm laser in one device. It includes touch-screen technology for a user-friendly interface. It offers broad treatment versatility with as many as 36 different applications, including permanent hair reduction and skin rejuvenation and treating leg and facial veins. In addition, this workstation offers a choice of skin cooling options—from chilled air technology to Candela's integrated and patented DCD.

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

The GentleLASE™ family of alexandrite lasers offers a powerful, fast, efficient, and ease-of-use systems for treatment of permanent hair reduction, vascular lesions, wrinkle reduction and the treatment of pigmented lesions. It includes a large spot size of 18mm, resulting in faster treatment times. It treats most skin types and includes a delivery system that allows treatment of a patient from head-to-toe without repositioning laser. The GentleLASE features a lightweight, compact design with multiple spot sizes and applications. In addition, it includes DCD epidermal cooling which makes redundant the use of messy gels. We expect to stop manufacturing the GentleLASE in 2011, as it will be replaced by our CO2RE.

The GentleYAG™ family of Nd: YAG lasers provide fast, effective permanent hair reduction for every skin type including tanned or dark skin, treatment of beard bumps and leg and facial veins. It is one of the fastest, most powerful Nd:YAG lasers on the market today. One of the largest spot (18mm) on any Nd:YAG laser, it includes multiple spot sizes for multiple applications and multiple configurations. In addition, it includes DCD epidermal cooling, which eliminate the use of messy gels.

Vbeam™ is the pulsed-dye technology which eliminates vascular lesions, including port wine stain birthmarks, rosacea, leg and facial veins, and post-operative bruising, and provides skin rejuvenation by the reduction of diffuse redness and pigmentation, scars, warts, psoriasis and hemangiomas. The Vbeam uses micro-pulse technology for purpura-free results and includes a smart user interface, which provides pre-set treatment parameters with a touch of the screen. In addition, it includes DCD epidermal cooling.

Smoothbeam™ is a diode laser, for treatment of acne and acne scars, sebaceous hyperplasia and wrinkle reduction. It features 1450 nm wavelength, which stimulates new collagen growth to treat fine lines and wrinkles. The Smoothbeam offers a quick, effective, non-invasive treatment for patients. In addition, it includes DCD epidermal cooling.

In December 2010, we launched the CO2RE Fractional CO2 Resurfacing System, which is a versatile carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation.

Emerging Business Units

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

In November 2009, RBT announced the commercial launch of the elure™ topical whitening products in several Asian markets. The elure advanced dermal whitening product is the first scientifically proven enzymatic skin whitening treatment that targets and decomposes melanin to reveal a visibly lighter and exceptionally luminous skin tone. This product line is based on the unique scientific discovery of a naturally occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product line does not contain Hydroquinine, which may cause side effects such as skin redness and a burning sensation.

Our indirect subsidiary, Pharos, markets its products directly to consumers through premium retailers under the tända™ brand name. The tända product lines include tända Prestige for home-use, which are sold through exclusive distribution agreements with premium retailers, and tända Professional for skincare and wellness professionals. These products are supplemented by specially formulated pre-treatment topical gels and system accessories. tända products are user-friendly and deliver a combination of clinically proven results, convenience and value. tända treatment categories include:

tända Acne Solution products that offer an effective and natural solution for the treatment and prevention of mild to moderate inflammatory acne. The product works by using blue LED light to kill the P.acnes bacteria, the bacteria that cause acne. The product is cleared for OTC use by the US FDA and CE mark approval.

tända Anti-Aging Solution products that give patients plumper, firmer and more youthful-looking skin. The product works by using red LED light to address the signs of aging by boosting overall cellular energy, increasing the production of collagen and elastin, and increasing microcirculation.

tända Professional Restore products that increase circulation to target areas to relieve aches, pains and stiffness in muscles and joints. The product works by delivering warm therapeutic light deep into targeted body tissue.

The Syneron Solution

Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, which, when used together, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have relied solely on optical energy or solely on radiofrequency energy.

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

Our ELOS technology is embedded in most of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include: enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns. Our ELOS technology is also embedded in our mē Product.

Our indirect subsidiary, Candela, has a product line which offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. Since Candela's foundation, it has continuously developed and enhanced applications for laser technology. In the mid-1980's Candela began developing laser technology for medical applications, and since that time has shipped approximately 14,500 systems to over 60 countries. Since the early 1990's Candela has focused its resources on developing laser and light-based technology for use solely in cosmetic, dermatological, and aesthetic applications.

Our Products

Our products address a wide variety of treatment alternatives. Our products range from professional aesthetic devices (PAD), which include Syneron's and Candela's traditional business and non-professional aesthetic devices (Emerging Business Units) that are primarily targeted at the home-use consumer market. Our Emerging Business Unit products include elure skin whitening, tända LED systems, mē hair removal system, and Light Instruments’ dental laser device, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination. Our products which we currently market or service are summarized in the table below.

Product Platform	Applications(1)	PAD/Emerging Business Units	Intended Users	Energy Sources	Market Introduction

Aurora	Hair Removal, Improving the skin’s appearance(2), Acne treatment	PAD	Physicians	Light + RF	U.S.: Third Quarter 2002 Rest of World: Fourth Quarter 2001

Pitanga	Hair Removal, Acne treatment	PAD	Aestheticians Medical Spas	Light + RF	Rest of World: Fourth Quarter 2003

Polaris	Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	PAD	Physicians	Laser + RF	U.S.: Fourth Quarter 2003 Rest of World: Second Quarter 2003

Galaxy	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	PAD	Physicians	Light + RF / Laser + RF	U.S.: Second Quarter 2004 Rest of World: Second Quarter 2004

Comet	Hair Removal	PAD	Physicians Aestheticians	Laser + RF	U.S.: Fourth Quarter 2004 Rest of World: Fourth Quarter 2004

VelaSmooth	Appearance of Cellulite, Thigh circumference reduction (in 2007), Body contouring	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Second Quarter 2005 Rest of World: First Quarter 2005

EStyle	Hair Removal, Improving the skin appearance, Acne treatment, Wrinkles reduction (ST)	PAD	Aestheticians Spas	Light + RF	Rest of World: First quarter 2006

ELight	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction(ST)	PAD	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

ELaser	Wrinkles treatment, Leg Veins treatment, Other Vascular Lesions treatment; Hair removal	PAD	Physicians	Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

EMax	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment, and wrinkles with the ST applicator	PAD	Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

VelaShape	Appearance of Cellulite, Reduction of thigh circumference	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2007 Rest of World: Third quarter 2007

VelaShapeII	Appearance of Cellulite, Reduction of thigh circumference	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2009 Rest of World: Third Quarter 2009

LipoLite	Laser-assisted lipolysis	PAD	Physicians	Laser	U.S.: Third Quarter 2008

eMatrix	Ablation and resurfacing of the skin	PAD	Physicians	RF	U.S.: Fourth Quarter 2008 Rest of World: Fourth quarter 2008

CO2RE	Skin Resurfacing, Wrinkle & Scar Reduction, Traditional Fractional Ablative Treatments	PAD	Physicians	Laser	US: Fourth quarter 2010 Rest of World: Fourth quarter 2010.

Dynamic Cooling Device	Skin Cooling	PAD	Physicians	Cryogenic Cooling	U.S.: First Quarter 1998 Rest of World: First Quarter 1998

GentleMax	Hair Removal, Skin Rejuvenation and Leg and Facial Veins treatment	PAD	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

AlexTriVantage	Tattoo and Pigmented Lesion Solution	PAD	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

GentleYAG	Hair Removal, Beard Bumps Treatment, and Leg Vein Removal	PAD	Physicians		U.S.: First Quarter 2004 Rest of World: First Quarter 2004

Vbeam	Vascular Lesions Elimination including Port Wine Stain Birthmarks, Rosacea, Leg and Facial Veins, Post-Operative Bruising and Skin Rejuvenation Treatment	PAD	Physicians		U.S.: Second Quarter 2009 Rest of World: Second Quarter 2009

Smoothbeam	Acne Treatment, and Acne Scars, Sebaceous Hyperplasia and Wrinkle Reduction	PAD	Physicians		U.S.: First Quarter 2004 Rest of World: First Quarter 2004

GentleLASE	Hair Removal, Vascular Lesions, Wrinkle Reduction and Treatment of Pigmented Lesions	PAD	Physicians		U.S.: First Quarter 1998 Rest of World: First Quarter 1998

LiteTouch	Dental Laser	Emerging Business Unit	Dentists	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

Elure	Skin Whitening	Emerging Business Unit	Physicians	Melanozyme	U.S.: Fourth Quarter, 2010 Rest of World: Fourth Quarter, 2010

mē	Hair Removal	Emerging Business Unit	Consumers	Light + RF	Rest of World: Second Quarter, 2010

tända Acne Solution	Acne Treatment and Prevention	Emerging Business Unit	Consumers	414nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

tända Anti-Aging Solution	Wrinkle Reduction	Emerging Business Unit	Consumers	660nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

tända Professional Restore	Relieve Aches, Pains and Stiffness in Muscle	Emerging Business Unit	Consumers	870nm Led Light	Canada: First Quarter, 2010

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

Sales and Marketing

Professional Aesthetic Devices

Syneron's Product Line

We market our professional aesthetic devices products to dermatologists, plastic surgeons and other cosmetic physicians in North America and to cosmetic physicians and other qualified practitioners outside North America. We also focus on additional aestheticians throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

We sell our products in more than 50 countries around the world through our subsidiaries in Spain, Portugal, France, Germany, Italy, United Kingdom, China, Hong Kong, Japan and Australia and through more than 50 distributors as well as salespeople employed by our distributors throughout the world. In the United States and Canada, we sell, market and distribute our products through a direct sales force of approximately 45 individuals. Our U.S. and Canadian sales efforts are headquartered in Irvine, California, and we manage several separate territories in the United Stated and Canada. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, Africa, the Asia-Pacific region and South and Central America.

Our customer support strategy in North America is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. In North America, we offer a three-year, parts and services warranty that covers disposable applicator parts and regular system maintenance. The small size and weight of our system enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the case of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers. We now also offer in connection with the purchases of new VelaShape II™, LipoLite™ and eMatrix™ devices, the Syneron Advantage program, which enables physicians to gain access to our facial applications and body shaping technologies at a more affordable price point that are easier to finance in the current economic environment. The Syneron Advantage program also delivers services and programs to further support the success of physicians long after purchase.

Candela's Product Line

Our indirect subsidiary, Candela, markets and sells its products worldwide. Executives in North America, Latin America, Japan, Asia-Pacific, and Europe manage Candela's marketing, selling, and service activities through a combination of direct personnel and a network of independent distributors. The mix of direct sales and distributor sales varies by region. Generally, Candela's distributors enter into exclusive distribution agreements during which they typically agree not to sell Candela's competitors' products.

Candela sells products in the United States primarily through a direct sales force to traditional customer base of dermatologists and plastic and cosmetic surgeons.

Outside the United States, Candela sells its products in Spain, Portugal, Italy, United Kingdom, Germany, France, Japan and Australia through direct sales offices in other countries through more than 45 distributors. Candela has approximately 130 employees in its direct sales offices in Madrid, Lisbon, Rome, Frankfurt, Paris, Tokyo, Nagoya, Fukuoka, Osaka, Cwmbran, and Sydney. Candela has also established distribution relationships in China, Europe, Japan, Africa, Latin America, and the Middle East.

Emerging Business Units

Our non professional aesthetic devices products are primarily targeted at the home-use consumers. In the United States we sell, market and distribute our products both directly and through prestigious retailers. Outside the United States, we sell, market and distribute our products through retailers and through a chain of distributors. Generally, we enter into distribution agreements for a period of one year with automatic extension to the extent that the distributor has satisfied all his obligations under the distribution agreement including with respect to purchasing targets.

Revenues by Geographic Market

Region	Year ended December 31,
	2008		2009		2010
	USD in thousands		USD in thousands		USD in thousands
		Percentage		Percentage		Percentage

North America	$60,202	52.4%	$27,978	51.1%	$66,123	34.9%
Europe	33,005	28.7	10,919	20.0	58,348	30.8
Asia-Pacific	12,686	11.0	8,362	15.3	25,888	13.7
Japan	4,281	3.7	3,000	5.4	27,604	14.5
Israel	581	0.5	1,127	2.1	1,318	0.7
Others	4,224	3.7	3,340	6.1	10,247	5.4
Total	114,979	100	54,726	100	189,528	100

Manufacturing

Syneron's Product Line

We use outsourced manufacturing to produce our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures. We use three separate main manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001 as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documents to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by testing each product and through extensive involvement in the production process at the facilities of our subcontractors.

The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase order basis. The contracts have one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party four months’ written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers.

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

Candela's Product Line

Our indirect subsidiary, Candela, designs, assembles, and tests its branded products at its Wayland, Massachusetts facility.

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

Research and Development

Syneron's Research and Development

Our research and development activities are conducted internally by a research and development staff consisting of 69 employees. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology, as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2011. We also expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our Emerging Business Units segment.

Until 2007, our research and development efforts have been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also focus on the development of technologies, which are not based on our ELOS technology. Our gross research and development expenditures were $12.5 million in 2007, $13.8 million in 2008, $13.2 million in 2009 and $26.8 million in 2010, including Candela. We estimate our gross research and development expenditures for 2011 will be $26.3 million.

Candela's Research and Development

Our indirect subsidiary, Candela, is currently conducting research on a number of applications by its in-house research and development staff consisting of 27 employees. Candela's core competencies include: applied laser physics and technology; tissue optics; photochemistry; light-tissue interaction; clinical research; aesthetic laser applications; engineering and design of medical laser devices; and collaborative research with leading academic and medical institutions.

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

Candela also conducts joint research with physicians affiliated with various medical and research institutions. One example of technology developed through joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. Candela anticipates continuing joint research and licensing arrangements with reputable medical research institutions as well as leading physicians in our field in future periods.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of February 25, 2011, our patent portfolio consisted of 12 issued U.S. patents, and 58 patents applications pending in the U.S. (with an additional 117 applications pending internationally and 24 international patents), related to 66 patent families relating to our technology and products. We have filed and expect to file future patent applications in the United States. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights.

Our trademarks include among others, Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, elure, Refirme, VelaShape, LipoLite, Sublative Rejuvenation, VelaShapeII, Syneron Advantage, elure, Candela, GentleMax, AlexTriVantage, QuadraLASE, GentleYAG, Vbeam, Smoothbeam and GentleLASE. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the United States, Canada and certain other countries.

Candela's Intellectual Property

Our indirect subsidiary, Candela, has numerous patents and has a number of patent applications pending to protect its rights in certain technical aspects of hair removal, wrinkle removal, acne treatment, benign vascular lesion, pigmented lesion, and other laser systems. As of February 25, 2011, Candela's patent portfolio consisted of 38 issued U.S. patents, 31 patents applications pending in the U.S. and additional 6 applications pending internationally and 36 international patents. In addition to Candela's portfolio of issued patents and patent applications, Candela licenses patented technology from third parties. Candela uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000, to patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights of Cool Touch, Inc. (Cool Touch), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch obtained a license to the DCD on a co-exclusive basis with Candela, in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the agreement, Candela no longer is required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use.

Intellectual Property Litigation

Our subsidiary, Syneron Inc. is currently defending a patent infringement lawsuit brought by Palomar Medical Technologies, Inc. (Palomar) in the U.S. District Court for the District of Massachusetts, on November 14, 2008, alleging willful infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, confirming the patentability of all of the claims of the ’568 Patent at issue in the reexamination proceedings and most of the claims of the ’844 Patent at issue in the reexam proceedings. The stay was lifted on November 13, 2009. The action is still in its early stages. The complaint seeks compensatory damages, requests that these damages be trebled, and requests attorneys’ fees and injunctive relief. After the lifting of the stay, Syneron Inc. answered the complaint on November 30, 2009, denying Palomar’s claims and seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents. On December 10, 2009, Palomar filed a First Amended Complaint that added Massachusetts General Hospital (MGH) as a plaintiff, and on December 14, 2009, Palomar replied to Syneron Inc.’s counterclaims. Syneron Inc. answered the First Amended Complaint on December 23, 2009, and filed Amended Counterclaims that add MGH as a counterdefendant. The court held a scheduling conference in the case on January 6, 2010. The court set a claim construction hearing and other pre-trial dates. The claim construction hearing was held on November 17, 2010. The court has not yet rendered its claim construction decision. No trial date has been set.

The Company is denying all allegations and is planning to vigorously defend this case. An adverse outcome in Palomar’s suit against Syneron Inc. could materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc.

Candela's Intellectual Property Litigation

Our indirect wholly owned subsidiary, Candela Corporation (Candela), is also currently defending a patent infringement lawsuit brought by Palomar alleging infringement of the ’568 and the ’844 Patents by Candela’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office (PTO), and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Candela case on January 5, 2010. Palomar's amended complaint, which added MGH as a plaintiff, alleges that Candela willfully infringed the ’568 and ’844 Patents. In addition to seeking compensatory damages, the amended complaint requests that the Court treble these damages, award attorneys’ fees, and provide injunctive relief. Candela’s amended answer and counterclaims denies Palomar’s claims, seeks a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents, and alleges unfair and deceptive business practices by Palomar in violation of Massachusetts General Laws Ch. 93A. Candela seeks compensatory damages, and requests the trebling of these damages, attorneys’ fees, and injunctive relief. Prior to the entry of the stay, a claim construction hearing was held, the Court issued an order on November 8, 2007, construing the claims, fact discovery was closed and expert reports were exchanged prior to entry of the stay. Palomar has dropped the ’568 Patent from this lawsuit, and has elected to proceed solely on the ’844 Patent. On February 10, 2010, after the stay was lifted, the Court held a scheduling conference and set June 30, 2010 as the cutoff for expert discovery, July 30, 2010, as the last date for filing summary judgment motions, and September 14, 2010, as the hearing date for summary judgment motions. The parties have served their supplemental expert reports and the expert depositions have been taken. On August 12, 2010, Candela filed a motion for summary judgment of non-infringement with respect to all of the asserted claims and of invalidity with respect to two of the asserted claims. A hearing on the motion was held on September 14, 2010. The court has not yet ruled on the motion. No trial date has been set.

While Candela intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Candela would materially hurt the business, financial condition, results of operations and cash flows of Candela.

On February 19, 2008, Cardiofocus, Inc., or Cardiofocus, filed suit against Candela and eight other companies in the U.S. District Court for the District of Massachusetts, asserting willful infringement by Candela of U.S. Patents 6,457,780, 6,159,203 and 5,843,073. Cardiofocus was seeking compensatory and treble damages, as well as attorneys’ fees and injunctive relief. On April 21, 2008, Candela answered Cardiofocus’ complaint and asserted a variety of counterclaims against Cardiofocus. Based upon Candela’s request, on July 23, 2008, the PTO agreed to re-examine the validity of the Cardiofocus patents. On October 14, 2008, the Court agreed to stay this matter for a minimum of one year, up to a maximum of two years, but no later than the PTO’s decision with respect to the re-examination proceedings. As a result of the reexamination process, the scope of the claims was substantially narrowed and the PTO rejected most of the claims asserted by Cardiofocus against Candela. On April 30, 2010, the U.S. District Court for the District of Massachusetts approved dismissal with prejudice of all claims made by Cardiofocus against Candela in the lawsuit.

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

Competition

Our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., Palomar Medical Technologies, Inc., UltraShape Ltd., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

•	product design and development;

•	product testing;

•	software validation;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales, distribution and service.

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

Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearances to market our Aurora platform of products for hair removal in July 2002 and for superficial vascular and pigmented lesions in October 2002. We received FDA clearance for the treatment of acne with the Aurora and the Pitanga products in February 2004. We received FDA clearances to market our Polaris product platform for leg vein treatment as well as other types of vascular lesions in April 2003. We received FDA clearance for wrinkle treatment with the Polaris products in December 2003. In June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. In March 2006, the FDA granted 510(k) clearance to our ST applicator for non-invasive wrinkle treatment a technique related to our ReFirme™ procedure. We received FDA clearance to market our Q-switched alexandrite laser family in December 2006 for the treatment of pigmented lesions and tattoo removal. In July 2007, the FDA granted 510(k) clearance to our VelaSmooth product for temporary reduction of thigh circumferences, and in August 2007, the FDA granted 510(k) clearance to our VelaShape for all uses of our VelaSmooth product. In May 2008, the FDA granted 510(k) to our new LipoLite product for laser-assisted lipolysis and additional dermatological procedures. In September 2008, the FDA granted 510(k) clearance to our Matrix RF applicator for use in dermatological procedures requiring ablation and resurfacing of the skin. In October 2006, the FDA granted 510(k) clearance to our LiteTouch product for dental laser treatment. In September 2009, the FDA granted clearance to our ePrime 510(k) clearance for dermatologic and general surgical procedures for electrocoagulation and hemostasis, and the percutaneous treatment of facial wrinkles. In November 2010, the FDA granted 510(k) clearance to our CO2RE product for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue including skin. In January, 2011 the FDA granted 510(k) clearance to our tända™ Light Emitting Diode (LED) system for skin rejuvenation with prescription.

Our subsidiary, Candela received FDA clearance to market the GentleLASE family of products in 1997 for the treatment of dermatological vascular lesions, hair removal in 1998, permanent hair reduction in 2001, and treatment of wrinkles and benign pigmented lesions in 2003. Candela received clearance to market Smoothbeam mid-IR diode laser in 2000 for dermatological procedures relating to the ablation, incision, excision, and vaporization of soft tissue, and for acne indications in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of hypertrophic and keloid scars, vascular lesions, and the hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions and cutaneous lesions and periocular wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also in December 2006, Candela received FDA clearance to market its GentleMAX product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles.

Pre-market Approval Pathway. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process or through registration. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

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

The primary regulatory environment in Europe is that of the European Union, encompassing most of the major countries in Europe. Several member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking (CE Mark), indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. In the second quarter of 2003, we received certification for ISO 13485:2003. An ISO 13485:2003 certificate reflects the voluntary adoption of harmonized standards; however, compliance with such standards establishes a presumption of conformity with the essential requirements for a CE Mark. In the third quarter of 2001, our facility was granted a CE Mark approval certification. The ISO 13485:2003 and the CE Mark approval are valid until 2013.

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

We have 22 active subsidiaries as follows:

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

•	Syneron (Beijing) Medical & Cosmetics Enterprise Ltd., in which we own 51% of its fully diluted share capital as of December 2008.

•	Light Instruments Ltd., an Israeli corporation which is a wholly-owned subsidiary of ours as of October 2008.

•	Inlight Corp., a California corporation, which is a wholly owned subsidiary of ours as of November 4, 2008.

•	Rakuto Bio Technologies Ltd. an Israeli company, in which we own 41.91% of its fully diluted share capital as of November 9, 2009.

•	Fluorinex Active Ltd., an Israeli company, in which we own indirectly 73.66% of its fully diluted share capital as of May 13, 2009.

•	Primaeva Medical, Inc., a company based in Pleasanton, California which is an indirect wholly owned subsidiary of ours as of October 26, 2009.

•	Pharos Life Corporation – a Canadian corporation which is an indirect wholly-owned subsidiary of ours as of December 7, 2010.

•	Tanda Health & Beauty Inc. – A Delaware corporation which is an indirect wholly owned subsidiary of ours as of December 7, 2010.

•	Syneron Beauty Ltd. - an Israeli corporation which is a direct wholly-owned subsidiary of ours as of September 7, 2009.

•	Candela Corporation, a Delaware corporation, which is an indirect wholly owned subsidiary of ours as of January 5, 2010. Candela Corporation has 9 active subsidiaries as follows:

•	Candela KK – a Japanese corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Iberica, S.A. – a Spanish corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Deutschland GmbH - a German corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela France SARL – a French corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Italia – an Italian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela (U.K.) Limited – a U.K. corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Corporation Australia PTY, Ltd. – an Australian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Portugal, Unipessoal Lda. – a Portugal corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel, pursuant to a lease that expires in December 2013. We have an option to extend our lease for an additional two year period. We and our subsidiaries, Light Instruments Ltd. and Fluorinex Active Ltd. and Syneron Beauty occupy approximately 37,254 square meters in this leased facility in Yokneam Illit. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in October 2011. Our Canadian subsidiary leases a 14,257 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expire in July 2012. Our Hong-Kong subsidiary leases a 2,575 square foot facility in Hong-Kong pursuant to a lease that expires in February 2012. Inlight Corp. leases a 840 square foot facility in Irvine, California, pursuant to a lease which is renewable on a monthly basis. Primaeva Medical, Inc. leases approximately 14,137 square foot for its operations in Pleasanton, California pursuant to a lease that expires in June 2013. Pharos Corp leases a 4,725 foot facility in Cambridge pursuant to a lease that expires in June 30, 2011.

Candela Corporation leases approximately 38,000 square foot for its operations in Wayland, Massachusetts pursuant to a lease that expires in December 2011. Candela Corporation also leases approximately 12,000 square foot facility in South Plainfield, New Jersey for its diode operation pursuant to a lease that expires inOctober 2011.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases four offices in Japan in Tokyo, Osaka, Nagoya, and Fukuoka. These leases expire between November 14, 2009 and September 16, 2012.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on December 12, 2011 and December 31, 2011, respectively.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on October 14, 2011.

•	Candela France SARL – leases a facility in Villebou Sur Yvette, France expiring on June 30, 2016.

•	Candela Italia – leases a facility in Formello, Italy expiring on November 3, 2011.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on September 18, 2012.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2013.

•	Inolase (2002), Ltd. – leases a facility in Natanya, Israel expired on April 30, 2010. The lease agreement was not renewed as Candela closed the operation of Inolase.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with Item 3.A, “Key Information – Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under Item 3.D, “Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F.

A.	OPERATING RESULTS

Overview

We research, develop, manufacture, market, sell, distribute, and service innovative aesthetic medical products addressing patients' aesthetic medical and cosmetic concerns. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite thigh circumference, and one minimally invasive product for laser-assisted lipolysis.

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

We believe that the technology of our subsidiary, Candela,provides performance advantages over other existing aesthetic lasers and light-based systems. Candela has been developing and selling aesthetic lasers for over 30 years, and it has developed unique laser and light-based technology for use solely in cosmetic, dermatological, and aesthetic applications.

 During 2009 and 2010 we have introduced several new product platforms such as the eMatrix, VelaShape II, LipoLite and CO2RE under a new recurring revenue business model. We believe that our recurring revenue business model offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to the replaceable treatment modules. Our goal is that the recurring business model, once fully implemented, will deliver attractive operating margins both from the sale of the system as well as the sale of the consumable modules. To the extent possible, we intend to offer this new recurring-revenue business model on most of our future product introductions and intend for our recurring-revenue stream to increase proportionally as the installed base for our newer units increases.

We generate our revenues primarily from the sales of our professional aesthetic devices. We also generate a portion of our revenues from the recognition of service revenue and from the sale of consumables. We expect product service revenue to increase over time as our installed base continues to grow. We also generate a portion of our revenues from the sale of our products by our Emerging Business Units, which involve products that are primarily targeted at the home-use consumer market.

As of the fourth quarter of 2010, we are breaking out our financial results between the traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Units in order to provide increased transparency into our results. We decided on such segment reporting as a result of a change in the manner in which the Company’s chief operating decision-makers evaluate the Company’s financial information. We believe this segment reporting will also allow shareholders to better gauge the growth and significant investments we are making as part of our overall growth strategy in our emerging technologies that are primarily targeted at the home-use consumer market. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our Emerging Business Units includes RBT, Light Instruments, Pharos, Fluorinex and Syneron Beauty's home use products. Emerging Business Units products include elure skin whitening, tända LED systems, mē hair removal system, Light Instruments’ dental laser devices along with pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination.

See also Note 19 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Revenues

Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable and we do not have any obligation to customers after the date on which products are delivered.

Professional Aesthic Device (PAD)

Our PAD segment generates revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2010, our PAD revenues totaled $185.6 million. From inception through December 31, 2010, we sold over 31,480 professional aesthetic devices worldwide. For the year ended December 31, 2010, we derived approximately 30% of our revenues from the recognition of service revenue. We expect product service and consumables revenue to increase over time as a percentage of revenues and in absolute numbers as our installed base continues to grow.

We sell our products primarily directly in the United States, Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong and Australia, and we use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2010, we derived 65.1% of our revenues from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2010, we had approximately 45 salespeople in North America and distributors in more than 90 countries. While we continue to closely monitor the impact of the recent earthquake and tsunami in Japan on our business, we do not presently expect that these events will materially or adversely affect our revenues in Japan.

Emerging Business Units

For the year ended December 31, 2010, our Emerging Business Units revenues totaled $3.9 million. Our Emerging Business Units sells our products primarily outside of the United States through a combination of direct and distributor sales as well as sales in the United States directly and through high-end retailers.

The following table provides information on a consolidated basis regarding the breakdown of our sales by geographical region for the years ended December 31, 2009 and 2010:

	Percent of Sales
Region	Year ended December 31, 2009	Year ended December 31, 2010

North America	51.1%	34.9%
Europe	20	30.8
Asia-Pacific	15.3	13.7
Japan	5.4	14.5
Israel	2.1	0.7
Others	6.1	5.4
Total	100.0%	100.0%

Cost of Revenues

Professional Aesthetic Devices

Our cost of revenues consists of the cost of manufacture and assembly of our products by third party manufacturers of the Syneron product line and in-house manufacture and assembly of the Candela product line. For the Syneron product line, these costs primarily include materials, components and costs of our third party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because the Syneron product line technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing and these products use the off-the-shelf discrete components, the Syneron product line has relatively low manufacturing costs. For the Candela product line, these costs primarily include materials components and labor costs. Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for the Syneron product line), purchasing and quality control.

The cost of revenue as a percentage of revenues increased from 2009 to 2010, which is primarily attributable to the acquisition of Candela. The increase in the cost of revenues is also attributed to the different technology in the Candela product line, which carries a lower gross margin in comparison to the Syneron product line. We expect our cost of revenues as a percentage of revenues to decrease, as a result of our projected revenues mix between the Syneron and Candela product lines. Candela also contributed to the increase in our service revenues, which carry a lower gross margin compared to Syneron system sales.

Emerging Business Units

The cost of revenues of our Emerging Business Units consists primarily of the cost of manufacture and assembly of our products by third party manufacturers of the Emerging Business Units product line. These costs primarily include materials, components and costs of our third party manufacturers. Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management and purchasing.

The cost of revenue as a percentage of revenues (for all Emerging Business Units products combined) decreased from 2009 to 2010 primarily due to the increase in the Emerging Business Units revenues. We expect our cost of revenues as a percentage of revenues to decrease (for all Emerging Business Units products combined), as a result of our projected increase in revenues of the Emerging Business Units.

Research and Development Expenses

Our research and development expenses both in the PAD and Emerging Business Units consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products.

Selling and Marketing Expenses

Our selling and marketing expenses both in the PAD and Emerging Business Units consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, as well as management and administration expenses in support of sales and marketing in our subsidiaries. We expect our selling and marketing expenses to decrease as a percentage of revenues, as a result of a projected increase in our sales.

General and Administrative Expenses

Our general and administrative expenses both in the PAD and Emerging Business Units segments consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses.

Financial Income, net

Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from remeasurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income

Some of our facilities in Israel were granted the status of an “Approved Enterprise”, whereas others were granted the status of “Privileged Enterprise” under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Approved Enterprise” and the “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources, such as gains from sales of marketable securities and interest earned on cash, cash equivalents and marketable securities. We will seek to maintain the “Approved Enterprise” and the “Privileged Enterprise” status by meeting the necessary conditions with respect to our capital investment programs and to get benefits as "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Approved and Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli Tax please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, allowances for doubtful accounts, slow moving inventory, warranty reserves, income taxes, litigation and stock-based compensation. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies

Marketable securities. Marketable securities consist of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current quoted market prices. When securities do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss) or in earnings if the decline is determined to be other than temporary in accordance with accounting guidance.

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

Marketable securities are classified within Level 1 or Level 2 except for investments in Auction Rate Securities. This is because marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant. Due to the current economic environment in which there is a lack of market activity for auction rate securities, we have been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value. We estimated together with our third party advisor the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period. These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller. Our management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date.

Revenue Recognition. We recognize revenues in accordance with SAB 104, when each of the following four criteria are met:

•	There is persuasive evidence of an arrangement;

•	delivery of product has occurred;

•	the fee is fixed or determinable;

•	collection is probable; and

•	No significant obligation to the customer.

Revenue from some product sales to end users in North America usually includes multiple elements within a single contract. Our accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The items included in the arrangements (deliverables) are evaluated pursuant to ASC 605-25 to determine whether they represent separate units of accounting. We perform this evaluation at the inception of an arrangement and as of the delivery of the items. We account for a deliverable separately if: (i) the delivered item has standalone value to the customer; (ii) there is objective evidence and reliable evidence of the fair value of the undelivered item; and (iii) if we have given the customer a general right of return relative to the delivered item, delivery of performance of the undelivered item is probable and substantially within our control. We are establishing fair value of the undelivered item mostly based on the price charged by third parties.

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

Stock-Based Compensation. ASC 718 requires stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

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

Business Combination. In accordance with ASC 805 "Business Combination", we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

The consolidated financial statements include our accounts and the accounts of our subsidiaries, in which we have a controlling voting interest and entities which are considered variable interest entities for which we are considered the primary beneficiary of their operations as such terms are determined in ASC 810. Inter-company balances and transactions have been eliminated upon consolidation. The noncontrolling interest amount adjusts the consolidated net loss to reflect only our share in the earnings or losses of any consolidated company.

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

Recently Issued Accounting Pronouncements

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the possible impact of the standard on its consolidated financial statements.

ASU 2010-28 - In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The Company does not expect the adoption will have a material impact on its consolidated financial statements.

ASU 2010-29 - In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The Company does not expect the adoption will have a material impact on its consolidated financial statements.

Results of Operations

Years Ended December 31, 2009 and December 31, 2010

Revenues. Revenues in 2010 increased by $134.8 million, or 246%, from $54.7 million in 2009 to $189.5 million. This increase is primarily due to Candela’s revenues which were consolidated effective January 2010. Please see Note 1(i) to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Cost of Revenues. The cost of revenues increased by $82.2 million in 2010, or 435%, from $18.9 million (35% of revenues) in 2009 to $101.1 million (53% of revenues) in 2010. The increase was primarily due to Candela’s cost of revenues which was consolidated effective January 2010. Candela's different technology and manufacturing process of its product line carry lower gross margin compared to the Syneron’s product line. Additionally, Candela contributed to the increase in our service revenues, which carry a lower gross margin compared to our systems revenues.

Research and development. Research and development expenses increased by $13.6 million, from $13.2 million in 2009 to $26.8 million in 2010. As a percentage of revenues, research and development expenses decreased from 24% in 2009 to 14% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s research and development expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela and Primaeva. Research and development expenses for the year ended December 31, 2010, included $0.8 million of stock-based compensation expenses, in comparison to $0.5 million of stock-based compensation expenses for the year ended December 31, 2009.

Selling and Marketing Expenses. Selling and marketing expenses increased by $29.3 million, from $34.1 million in 2009 to $63.4 million in 2010. As a percentage of revenues, selling and marketing expenses decreased from 62% in 2009 to 33% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s selling and marketing expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela. Selling and marketing expenses, for the year ended December 31, 2010, included $0.8 million of stock-based compensation expenses in comparison to $1.4 million of stock-based compensation expenses for the year ended December 31, 2009.

General and Administrative Expenses. General and administrative expenses increased by $19.6 million, from $16.5 million in 2009 to $36.1 million in 2010. As a percentage of revenues, general and administrative expenses decreased from 30% in 2009 to 19% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s research and development expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela and the Company's patent litigation with Palomar Medical Technologies, Inc. General and administrative expenses for the year ended December 31, 2010, included $1.5 million of stock-based compensation expenses in comparison to $2.3 of stock-based compensation expenses for the year ended December 31, 2009.

Other Income, net. Other Income, net increased by $0.5 million, from $4.0 million in 2009 to $4.5 million in 2010. As a percentage of revenues, Other Income, net decreased from 7.3% in 2009 to 2.4% in 2010. Other Income, net in 2010 was comprised mainly of bargain purchase price related to the acquisition of Candela in the amount of $8.5 million, which was partly offset by an impairment of Intangibles assets in the amount of $1.3 million, reevaluation of contingent consideration in the amount of $1.6 million and impairment of investment in an affiliated company in the amount of $0.9 million. Other Income, net in 2009 reflects a settlement agreement in the amount of $4.0 million, we reached with a financial institution resolving a dispute filed with FINRA in 2008 with regard to certain ARS securities managed by this institution.

Financial Income. Financial income decreased by $1.4 million, from $2.1million in 2009 to $0.7 million in 2010. The decrease in financial income was primarily attributable to a lower yield earned on our cash balance. As a percentage of revenues, financial income decreased from 4% in 2009 to 0.4% in 2010.

Taxes on Income. Income taxes decreased by $8.3 million, from an income tax expense in the amount of $3.2 million in 2009 to an income tax benefit in the amount of $5.1 million in 2010. The income tax benefit in 2010 was primarily attributable to the increase in Candela's deferred tax assets.

As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise,” and we pay taxes only on income from other sources, which are not integral to our “Approved Enterprise” and “Benefited Enterprise,” such as interest on marketable securities. Taxes on income in 2009 and 2010 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets.

Net loss attributable to Syneron’s shareholders. The Net loss attributable to our shareholders increased by $1.9 million in 2010, or 8.3%, from $23.6 million (43.1% of revenues) in 2009 to $25.5 million (13.5% of revenues) in 2010.

See also Note 19 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Years Ended December 31, 2008 and December 31, 2009

Revenues. Revenues in 2009 decreased by $60.3 million, or 52.4%, from $115 million in 2008 to $54.7 million. The decrease was primarily attributable to the global financial crisis, a weakness in the U.S. economy as well as in the rest of the world, combined with a tightening of credit terms available to our customers.

Cost of Revenues. The cost of revenues decreased by $10.8 million in 2009, or 36.3%, from $29.7 million (25.8% of revenues) in 2008 to $18.9 million (35.5% of revenues). The decrease in cost of revenues was primarily attributable to the reduction in our revenues.

Research and development. Research and development expenses decreased by $0.6 million, from $13.8 million in 2008 to $13.2 million in 2009. As a percentage of revenues, research and development expenses increased from 12% in 2008 to 24.2% in 2009. The decrease was primarily attributable to the strengthening of the U.S. dollar against the NIS. Research and development expenses for the year ended December 31, 2009, included $0.5 million of stock-based compensation expenses, in comparison to $0.3 million of stock-based compensation expenses for the year ended December 31, 2008.

Selling and Marketing Expenses. Selling and marketing expenses decreased by $19.9 million, from $54.1 million in 2008 to $34.2 million in 2009. As a percentage of revenues, selling and marketing expenses increased from 47% in 2008 to 62.4% in 2009. The decrease in selling and marketing expenses was primarily attributable to our corporate restructuring program implemented in 2009 and to the reduction in our revenues in 2009 resulting in lower commission to employees. Selling and marketing expenses for the year ended December 31, 2009, included $1.4 million of stock-based compensation expenses, in comparison to $3.9 million of stock-based compensation expenses for the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses decreased by $1.2 million, from $17.7 million in 2008 to $16.5 million in 2009. As a percentage of revenues, general and administrative expenses increased from 15.4% in 2008 to 30.1% in 2009. The decrease in general and administrative expenses was primarily attributable to the results of our corporate restructuring program. General and administrative expenses for the year ended December 31, 2009, included $2.3 million of stock-based compensation expenses, in comparison to $3.4 of stock-based compensation expenses for the year ended December 31, 2008, and a $2.0 million expense related to the merger with Candela Corporation.

Financial Income. Financial income decreased by $1.8 million, from $3.9 million in 2008 to $2.1 million in 2009. The decrease in financial income was primarily attributable to interest earned on our increasing cash balance, offset partially by a low interest rate and by an impairment charge of $1.6 million and $0.2 million on our investment portfolio due to uncertainties in the capital markets regarding auction-rate securities in the year ended December 31, 2008, and 2009, respectively. As a percentage of revenues, financial income increased from 3.4% in 2008 to 3.8% in 2009.

Taxes on Income. Income taxes increased by $5.2 million, from an income tax benefit in the amount of $2.0 million in 2008 to an income tax expense in the amount of $3.2 million in 2009. As a percentage of revenue, taxes on income changed from 1.7% in 2008 to 5.6% in 2009. In 2008, we recorded an income tax benefit resulting from the final tax assessment reached with the Israeli tax authorities. As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise,” such as interest on marketable securities. Taxes on income in 2009 reflect the taxes resulting from our subsidiaries’ net income and the accrual recorded from our continuing exposures in accordance with ASC 740. We provided a valuation allowance with respect to our U.S. subsidiaries operating loss carry forward and our capital loss to reduce deferred tax assets to amounts which are more likely than not to be realized during 2010 (see also Note 14d to the consolidated financial statements).

See also Note 19 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

B.	LIQUIDITY AND CAPITAL RESOURCES

From December 31, 2002, through August 10, 2004, we funded our operations principally from private placements of our preferred shares that resulted in aggregate net proceeds of approximately $3.3 million. On August 11, 2004, we completed our initial public offering, which resulted in net proceeds of approximately $54.0 million. Since August 10, 2004, we have been using the proceeds from our initial public offering and our working capital to fund our operations. On March 8, 2005, certain selling shareholders completed a secondary offering, in connection with which we received net proceeds of approximately $1.6 million from the exercise of options. On August 11, 2005, the one-year lock-up period for certain of our shareholders ended, and following that period, we raised $11.7 million from the exercise of options. As of March 1, 2011, we did not have any outstanding or available debt financing arrangements.

As of December 31, 2010, we had working capital of $186.3 million, and our primary source of liquidity was $217.5 million in cash, cash equivalents and marketable securities and cash flow from operations. Approximately $6.4 million of the marketable securities that we held as of December 31, 2010, were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the recent ongoing credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of $0.2 million during 2009 and an additional charge of approximately $0.1 million during 2010. We cannot predict when the liquidity of these auction-rate securities will improve.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next twelve months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those associated with our ordinary shares and could contain covenants that would restrict our operations. We cannot be sure that we will not require additional capital, nor that any such required additional capital will be available on reasonable terms, if at all.

Net Cash Provided By (Used In) Operating Activities . Net cash provided by (used in) operating activities was $20.4 million in 2008, $(0.9) million in 2009, and $(2.1) million in 2010. The change in net cash provided by operating activities reflects an increase in net loss before non-controlling interest.

Net Cash (Used In) Investing Activities. Net cash provided by (used in) investing activities was $10.7 million in 2008, $(47.6) million in 2009 and $38.8 million in 2010. Cash provided by investing activities in 2010 is primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities and net cash received in the acquisition of subsidiaries. Cash used in 2009 in investing activities was primarily attributable to acquisition of marketable securities and net cash paid in connection with the acquisition of subsidiaries. For the year ended December 31, 2008, we invested $4.1 million in capital expenditures, which consisted primarily of a purchase of minority shares in our subsidiaries of $(1.3) million, investment in affiliated companies of $(1.6) million and a purchase of computers and general equipment of $(1.2) million. For the year ended December 31, 2009, we invested $9.0 million in capital expenditures, which consisted primarily of a purchase of shares in our subsidiaries of $(7.7) million, investment in affiliated companies of $(0.8) million and a purchase of computers and general equipment of $(0.5) million. For the year ended December 31, 2010, we have received $(11.3) million from capital expenditures, which consisted primarily of net cash received in acquisition of subsidiaries of $21.4 million, investment in affiliated company of $(9.2) million and a purchase of computers and general equipment of $(0.9) million. We expect our capital expenditures in 2011 will be approximately $2.2 million and will consist of computers and general equipment.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $(1.3) million in 2008, $0.5 million in 2009 and $1.9 million in 2010. Net cash provided by financing activities in 2008 was primarily attributable to our repurchase program under which we have repurchased our outstanding ordinary shares in the aggregate amount of $1.9 million, offset by reimbursement of share issuance expenses of $(0.6) million. Net cash provided by financing activities in 2009 and 2010 was attributable to net proceeds from exercise of options.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a research and development staff consisting of approximately 89 employees (including Candela's employees). Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. Our PAD segment has a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2011. We also expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our Emerging Business Units segment.

Prior to 2007, our research and development effort have been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also have focused on the development of technologies that are not only based on our ELOS technology. Our research and development expenditures were $13.8 million in 2008, $13.2 million in 2009 and $26.8 million in 2010. We expect to continue to increase our expenditures on research and development.

D.	TREND INFORMATION

In October 2009 we purchased Primaeva, which developed the ePrime, a product that has already received 510(k) clearance for wrinkle treatment. We intend to launch this product in the first half of 2011. In November 2010, the FDA granted 510(k) clearance to our CO2RE product for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue including skin. We launched the CO2RE product in the fourth quarter of 2010. In January, 2011 the FDA granted 510(k) clearance to our tända™ Light Emitting Diode (LED) system for skin rejuvenation with prescription.  We intend to launch this product in the second half of 2011.

On January 5, 2010, we completed the merger with Candela Corporation (Candela). Pursuant to that certain agreement and plan of merger dated September 8, 2009, by and among us, Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela, we acquired Candela through Acquisition Sub which merged with and into Candela. Candela survived the merger as our indirect wholly-owned subsidiary. The merger with Candela involved the coordination and the establishment of contractual arrangements and agreements between us and Candela that have previously operated independently with principal offices in several distinct locations. Following the merger with Candela Corporation, we and our subsidiaries, including Candela, collectively, have approximately 580 employees in a total of 22 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. In addition, we incurred and we expect to continue to incur significant costs and commit significant management time in coordinating Candela’s business operations, technology, development programs, products and personnel with our business.

Our subsidiaries, Syneron Inc. and Candela, are each currently defending separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and both the Candela action and the Syneron Inc. action were stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, and the stay was lifted in the Syneron Inc. case on November 13, 2009, and in the Candela case on January 5, 2010. Palomar has dropped the ’568 Patent from the Candela lawsuit, and has elected to proceed solely on the ’844 Patent. In the Candela case, on August 12, 2010, Candela filed a motion for summary judgment of non-infringement with respect to all of the asserted claims and of invalidity with respect to two of the asserted claims. A hearing on the motion was held on September 14, 2010. The court has not yet ruled on the motion, and no trial date has been set. In the Syneron Inc. case, claim construction briefing occurred in September and October 2010, and a claim construction hearing was held on November 17, 2010. The court has not yet issued its claim construction decision. No trial date has been set.

While Syneron Inc. and Candela each intend to vigorously contest Palomar’s allegations, each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. and/or Candela would materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc. and/or Candela, as applicable.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred some of our Emerging Business Units activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our mē product and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Pharos Life Corporation, Pharos became a wholly owned subsidiary of Syneron Beauty. Syneron Beauty holds the intellectual property dedicated to our home-use initiative, and it received a license to some of our other technologies, which are used in our consumer market initiatives.

We intend to continue the development of new products and procedures in the medical aesthetic market in order to maintain the growth in revenue and net income.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off-balance sheet arrangements (as such term is defined in Item E(2) of Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2010, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-2 years	2-3 years	Thereafter
	(in thousands)

Uncertain tax positions (1)	$7,213
Operating leases (2)	$5,358	$3,267	$1,374	$555	$162
Contingent consideration payments related to Primaeva and Pharos acquisitions	$11,365			$11,365
Severance Pay	$554
Total	$24,490	$3,267	$1,374	$11,920	$162

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

(3)
Severance pay relates to accrued severance obligations to part of our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.2 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 6, 2011:

Name	Age	Position(s)

Dr. Shimon Eckhouse	66	Chairman of the Board of Directors
Louis Scafuri	59	Chief Executive Officer
Asaf Alperovitz1	41	Chief Financial Officer
Fabian Tenenbaum2	37	Former Chief Financial Officer
Dr. Michael Anghel	72	External Director3
Marshall Butler	84	Director
Yaffa Krindel	56	Director
David Schlachet	66	Director
Dan Suesskind	67	External Director3
Gerard E. Puorro	63	Director

(1) Was appointed on September 1, 2010.
(2) Served as our Chief Financial Officer until August 31, 2010.
(3)The director is nominated for re-election for a three-year term, effective as of November 7, 2010, at our annual general meeting to be held on March 29, 2011.

Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., Tulip Ltd., and Navotek Ltd., Rapid Medical Ltd., Opticul Ltd, and RealView Ltd. Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004 and again since 2007, and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

Louis Scafuri was appointed as our Chief Executive Officer on February 2, 2009. From 1983 until 1999, Mr. Scafuri held various executive and management positions with Marquette Electronics, which was acquired by General Electric Medical Systems to become GE Marquette Medical Systems. In his last position with GE Marquette Medical Systems, Mr. Scafuri served as its COO and President. From 1999 to 2001, Mr. Scafuri served as the COO of ESC Medical Systems, where he was responsible for Commercial Activities, R&D and the Global Operations of the company. From 2002, Mr. Scafuri served in various consulting, advisory and investor roles in medical device and medical aesthetic companies. Mr. Scafuri holds a B.Sc. degree in biology from Cornell University in Ithaca, NY and is a graduate of the Tuck Executive Program at Dartmouth College School of Business.

Asaf Alperovitz was appointed as our CFO on September 1, 2010. Prior to joining Syneron, Mr. Alperovitz was Chief Financial Officer of OMRIX Biopharmaceuticals, a formerly listed NASDAQ company until it was acquired by Johnson & Johnson in December 2008. The last position Mr. Alperovitz held at OMRIX, which currently operates as a stand-alone entity reporting through Johnson & Johnson’s ETHICON, Inc. division, was the position of the Israeli Site Manager. From 2005 until 2008, Mr. Alperovitz served as the CFO of Tefron Ltd. which was listed on the New York and Tel-Aviv Stock Exchanges. From 2003 to 2005, Mr. Alperovitz was Chief Financial Officer of Corigin Ltd. Prior to that, Mr. Alperovitz worked as the Head of Israeli Desk and as High-Technology Senior Manager for Ernst & Young in both Israel and California. Mr. Alperovitz currently serves as a director in Syneron China. Mr. Alperovitz holds a Bachelor's degree in Accounting and Economics and a Master in Business Administration from Tel-Aviv University and is a Certified Public Accountant.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the Chief Executive Officer of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1977, Dr. Anghel has been directly involved as a senior executive of a major Israeli holding company, in the founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and Chairman of the Board of Gravity Ltd. and several other private companies. Dr. Anghel is the Chairman of the Board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Marshall Butler Marshall Butler has served as a director since October 2003. He is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund from 1996 to 2006. Mr. Butler is a director of the Anti Defamation League and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as Chief Executive Officer and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Corporation from 1990 to 1994. He is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, he received the Israeli Prime Minister's award for his contribution to Israeli industry. In 2001, he received an Honorary Doctorate from the Technion Institute.

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in Nasdaq (now part of Avaya Inc.), a LAN switching company. From 1993 to 1997, she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. (TASE/Nasdaq: ALVR)), a leader in WiMax technology headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of : Fundtech Ltd. (Nasdaq: FNDT) and OrSense Ltd. Throughout her career Ms. Krindel served on the boards of more than 30 companies. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

David Schlachet served as our Chief Executive Officer from November 2005 until May 14, 2007, when he resigned as our Chief Executive Officer and was appointed to our board of directors. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd., in addition to his position in Straus Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director of Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd and BioCancell Therapeutics Inc. As of November 2008, Mr. Schlachet was nominated to serve as a director in the Tel Aviv Stock Exchange (TASE) and as Chairman of TASE audit committee and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of CellCure Therapeutics a privately owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (Specialized in finance).

Dan Suesskind has served as a director since November 2004. Until 2008, Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA) since 1976. Mr. Suesskind served as Teva’s Chief Financial Officer from 1977 until 2008, as a director from 1981 until 2001 and as of January 2010. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind currently serves as a director of the Jerusalem Foundation, Board of Trustees of Hebrew University, Ness Technologies Inc., RedHill Biopharma Ltd. and Migdal Insurance Company Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Gerard E. Puorro was appointed to our board of directors in January 2010. Mr. Puorro served as the President and Chief Executive Officer of Candela Corporation from April 1993 to 2010. From 1991 to 1993, Mr. Puorro served as Candela’s Chief Operating Officer and from 1989 to 1991, he was Candela’s Chief Financial Officer. From 2004 to 2007 Mr. Puorro also served as a director and audit committee member of Echo Therapeutics, a public transdermal drug delivery company. Mr. Puorro is a visiting lecturer at the University of Pennsylvania, Wharton School of Business in the “Business and Biotechnology” lecture series. He is also a visiting lecturer at the Massachusetts Institute of Technology, Sloan School of Management in the “Managing in Adversity” lecture series. Mr. Puorro has been an active member in his community. He has served as a Special Olympics Coach, as President of the Board of Trustees for the Deaf Community Center in his hometown of Framingham, Massachusetts, as a member of the President’s Commission on Americans with Disabilities, and the Massachusetts Governor’s Commission for Employment of Individuals with Disabilities. Mr. Puorro is a Member Emeritus and consultant to the board of directors of the Sturge-Weber Foundation, a non-profit organization whose mission is to improve the quality of life for individuals with Sturge-Weber Syndrome. Mr. Puorro is a graduate of Bentley University with dual majors in Accounting and Taxation.

Our Chief Executive Officer serves at the discretion of our board of directors and hold office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our Chief Executive Officer and holds office until his or her successor is elected or his or her earlier resignation or removal.

Termination of Office

Fabian Tenenbaum served as our Chief Financial Officer until August 31, 2010. Mr. Tenenbaum currently serves as the CEO of our subsidiary, Syneron Beauty Ltd.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2010, was approximately $0.45 million. This amount includes payment to our Chairman of the Board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2010, was approximately $1.5 million (including our former CFO). This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2010, other than reimbursements for travel expenses.

As of March 10, 2011, our directors and officers (10 persons, including Fabian Tenenbaum, the former chief financial officer of the Company) had outstanding options to purchase 1,447,270 ordinary shares with exercise prices ranging from $0.01 to $52.67. 13,375 of these options will expire in the year 2011, 4,000 of these options will expire in the year 2012, 252,000 of these options will expire in the year 2013, 37,840 of these options will expire in the year 2014, 226,242 of these options will expire in the year 2015, 506,621 of these options will expire will expire in 2016, 372,260 of these options will expire in the year 2017 and 34,932 of these options will expire in the year 2018.

For a description of the plans pursuant to which such options were granted please see Item 6.E, “Share Ownership” below.

C.	BOARD PRACTICES

Board of Directors

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Select Market, requires issuers to comply with various corporate governance practices. Our board of directors currently consists of seven directors, four of whom are independent, and our audit committee consists of four directors and until the upcoming annual general meeting of shareholders to be held on March 29, 2011 of five directors, all of whom are independent. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below. Two of our audit committee members are nominated for re-election for a three-year term, effective as of November 7, 2010, at our annual general meeting to be held on March 29, 2011.

In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than seven and no fewer than three directors. Our board of directors consists of seven directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2008, the term of the first class expired and Mr. Schlachet and Mr. Gerstel were elected for a three-year term. Mr. Gerstel has ceased to serve on our board in February 2009, and created a vacancy on our board of directors. Pursuant to our articles of association in such event, the remaining directors may appoint a director in place of the retiring director and such appointment shall be in effect until the end of the third annual general meeting of the shareholders following the meeting at which the retiring director was elected. Therefore, our board of directors has resolved to appoint Mr. Puorro as a Class I director, immediately upon the completion of the merger with Candela Corporation, to serve through the end of third annual general meeting of the shareholders following the meeting that was held in 2008, and until his successor is duly elected and qualified. At our annual general meeting held on March 2, 2010, the term of the second class, consisting of Mr. Butler and Ms. Krindel expired and Mr. Butler and Ms. Krindel were elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2010. At our annual general meeting to be held on March 29, 2011, the term of the third class, consisting of Dr. Eckhouse, will expire and Dr. Eckhouse will be elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2011. At our next annual general meeting, the term of the first class, consisting of Mr. Schlachet and Mr. Puorro, will expire and the directors elected at that meeting will be elected for a three-year term. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected.

The external directors will not be assigned a class. At our annual general meeting to be held on March 29, 2011, our external directors, Dr. Michael Anghel and Mr. Dan Suesskind, will be nominated for re-election for a three-year term, effective as of November 7, 2010. The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Israeli Companies Law, 5759-1999). We have employment and consultancy agreements with our principal executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry. In addition, these agreements provide for up to nine months of liquidation fees in certain events of termination of employment. Agreements with our directors (serving in that capacity) do not provide for benefits upon termination of service.

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

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting (shares held by abstaining shareholders shall not be considered); or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of our company.

An amendment to the Companies Law, enacted by the Israeli Knesset on March 7, 2011, will change the requirements for the election of external directors, effective as of May 14, 2011. Please see Item 10.B "Memorandum and Articles Association – Election of Directors."

The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director. Dr. Michael Anghel and Dan Suesskind serve as our external directors.

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

In addition, under an amendment to the Companies Law, enacted by the Israeli Knesset on March 7, 2011, and which will come into effect on May 14, 2011, the majority of members of the audit committee shall be independent directors, and the audit committee chairman shall be an external director. Please also see Item 10.B "Memorandum and Articles Association – Election of Directors."

Our audit committee, acting pursuant to a written charter, is comprised of Ms. Krindel, Mr. Schlachet, Mr. Butler who was appointed by our Board to serve on the audit committee until the upcoming annual general meeting of the shareholders to be held on March 29, 2011, Dr. Anghel, who has been designated as the audit committee financial expert and Mr. Suesskind. Dr. Anghel and Mr. Suesskind are nominated for re-election for a three-year term, effective as of November 7, 2010, at our annual general meeting to be held on March 29, 2011. All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2008	2009	2010

Management, administration and operations	58	47	327
Research and development	63	46	96
Selling and marketing	179	120	157
Total	300	213	580

Israel	141	110	121
North America	140	93	290
Asia-Pacific	10	10	79
Europe	9	0	90

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2010, our liability for severance pay totaled $0.6 million (out of which $0.3 is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount of which the employee contributes approximately 12% and the employer contributes approximately 6%.

In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance, 2006, according to the Israeli Collective Bargaining Agreements Law, 1957, or the Extension Order. The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

In accordance with our policy and the provisions of the Extension Order, we make contributions to a pension fund and/or insurance policy. Therefore, the majority of our obligations to pay severance pay are covered by the aforementioned contributions, in accordance with Section 14 of the Israeli Severance Pay Law, 1963, and the Extension Order or any other applicable law.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 6, 2011, by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 6, 2011, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,079,438 ordinary shares outstanding on March 6, 2011 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse(1)	2,729,147	7.78%
Yaffa Krindel	*	*	%
Marshall Butler	*	*	%
Dan Suesskind	*	*	%
Dr. Michael Anghel	*	*	%
David Schlachet(2)	*	*	%
Louis Scafuri	*	*	%
Asaf Alperovitz(3)	*	*	%
Fabian Tenenbaum(4)	*	*	%
Gerard E. Puorro(5)	*	*	%
All directors and executive officers as a group (10 persons)	4,176,417	11.91%

* equals less than 1%

(1)
Includes 2,287,331 shares held by Starlight Capital Ltd. and 341,816 shares held by European High-Tech Capital S.A., which are corporations wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares.

(2)	Mr. Schlachet ceased to serve as our Chief Executive Officer on May 14, 2007.

(3)	Mr. Alperovitz was appointed as our Chief Financial Officer on September 1, 2010.

(4)	Mr. Tenenbaum ceased to serve as our Chief Financial Officer on August 31, 2010 and he currently serves as the Chief Executive Officer of our subsidiary Syneron Beauty Ltd.

(5)	Mr. Puorro was appointed as a director effective as of January 5, 2010.

Employee Benefit Plans

On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2010, we had 3,811,838 options, stock appreciation rights, and Restricted Stock Units outstanding.

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

Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options during 2006, the Company from time to time grants Restricted Stock Units (RSUs) under the 2004 United States, Canada and Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2010.

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

All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of March 6, 2011, there were 747,904 outstanding options and stock appreciation rights (SARs), granted under the 1998 Plan and the 2008 Plan, or Candela Plans.

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

Under the 1998 Plan, there were 545,280 outstanding options/SARs at March 6, 2011, with a weighted-average exercise price of $26.11 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no options/SARs available for grant under this plan at March 6, 2011.

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

Under the 2008 Plan, there were 202,624 outstanding options/SARs at March 6, 2011, with a weighted-average exercise price of $2.48 per share.

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

The 2008 Plan shall automatically expire on October 27, 2018, except as to options and SARs outstanding on that date. We currently grant options only under the 2004 Plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 6, 2011, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 6, 2011, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,079,438 ordinary shares outstanding as of March 6, 2011 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares

Starlight Capital Ltd.(1)	2,287,331	6.52%
FMR LLC (2)	3,563,200	10.16%
Visium Balanced Master Fund, Ltd.(3)	1,855,191	5.29%

(1)
A corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family. Dr. Eckhouse disclaims beneficial ownership of these shares. Excludes 341,816 shares held by European High-Tech Capital S.A., which is also a corporation wholly owned by foundations that were created for the benefit of members of Dr. Eckhouse’s family.

(2)
The information is solely based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2011, by FMR LLC (“FMR”), Edward C. Johnson 3rd (chairman of FMR), Fidelity Management & Research Company ("Fidelity") and Fidelity Low Priced Stock Fund (“FLPS”). Fidelity a wholly owned subsidiary of FMR and an investment adviser is the beneficial owner of 3,563,200 ordinary shares. FLPS, an investment company, is the owner of 3,558,700 of these ordinary shares. Edward C. Johnson 3rd and FMR, through its control of Fidelity, and the funds each has the sole power to dispose these shares. Members of the Johnson family through their ownership of voting common shares and the execution of the shareholders' voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.

(3)
The information is solely based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 11, 2011, by Visium Asset Management, LP (“VAM”), Visium Balanced Master Fund, Ltd. (“VBMF”), JG Asset, LLC (“JG Asset”) and Jacob Gottlieb (“Gottlieb”). VAM as the investment manager of VBMF may be deemed to beneficially own shares beneficially owned by VBMF. JG Asset as the General Partner to VAM may be deemed to beneficially own shares beneficially owned by VAM. Gottlieb as the Managing Member of JG Asset may be deemed to beneficially own the shares beneficially owned by JG Asset. VAM, JG Asset and Gottlieb disclaim beneficial ownership as to these shares, except to the extent of his or its pecuniary interests therein.

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

To our knowledge, as of March 6, 2011, we had 113 shareholders of record who were registered with addresses in the United States. These holders in the United States were as of such date, the holders of record of approximately 93.5% of our outstanding ordinary shares (excluding treasury shares).

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd., European High-Tech Capital S.A. and Marshall Butler. Starlight Capital Ltd. and European High-Tech Capital S.A. are controlled by foundations which have been established for the benefit of family members of Dr. Shimon Eckhouse, the chairman of our board of directors. Dr. Eckhouse disclaims beneficial ownership of the shares held by these companies. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. As of March 6, 2011, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Shareholders’ Rights Plan

Our board of directors adopted a shareholders' rights plan, under which our board of directors declared a dividend of one right for each ordinary share held by shareholders of record as of the close of business on January 3, 2011. This plan replaces our previous rights plan dated November 11, 2008, which has expired. Initially, these rights are not exercisable and are traded with our ordinary shares. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares or commences a tender or exchange offer for 15 percent or more of our ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) ordinary shares. In addition, if, after a person acquires such ownership, we engage in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of our assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of our shareholders is entitled to for each ordinary share. Our board of directors may redeem the rights at a price of $.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of our ordinary shares. The rights plan will continue in effect until January 3, 2012, unless earlier redeemed or amended by our board of directors.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2010, are included in this Annual Report on Form 20-F under Item 18, “Financial Statements.”

Legal Proceedings.

Our subsidiary, Syneron Inc. is currently defending a patent infringement lawsuit brought by Palomar Medical Technologies, Inc. (Palomar) in the U.S. District Court for the District of Massachusetts, on November 13, 2008, alleging willful infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, confirming the patentability of all of the claims of the ’568 Patent at issue in the reexamination proceedings and most of the claims of the ’844 Patent at issue in the reexam proceedings. The stay was lifted on November 13, 2009.  The action is still in its early stages. The complaint seeks compensatory damages, requests that these damages be trebled, and requests attorneys’ fees and injunctive relief. After the lifting of the stay, Syneron Inc. answered the complaint on November 30, 2009, denying Palomar’s claims and seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents. On December 10, 2009, Palomar filed a First Amended Complaint that added Massachusetts General Hospital (MGH) as a plaintiff, and on December 14, 2009, Palomar replied to Syneron Inc.’s counterclaims. Syneron Inc. answered the First Amended Complaint on December 23, 2009, and filed Amended Counterclaims that add MGH as a counterdefendant. The court held a scheduling conference in the case on January 6, 2010. The court set a claim construction hearing and other pre-trial dates. The claim construction hearing was held on November 17, 2010. The court has not yet rendered its claim construction decision. No trial date has been set.

While Syneron Inc. intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Syneron Inc. could materially hurt the business, financial condition, results of operations and cash flows of Syneron Inc.

We recorded a onetime income of $3.975 million for the year ended December 31, 2009, in connection with a legal settlement that we reached in March 2009.

On or about December 23, 2008, we received a letter from Tensor Technologies LLC claiming that we were in breach of our royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004, between us and Tensor (as amended). On February 19, 2009, we sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. We submitted the matter for arbitration, have agreed upon an arbitrator and have started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against us in the amount of $2,617,706. On November 1, 2009, we submitted a statement of defense and a countersuit in the amount of $4,367,089 for the restitution of the royalties already paid by us to Tensor. Tensor has submitted its statement of defense to the countersuit we submitted. We have begun discovery proceedings. On March 16, 2010, Tensor has submitted its primary testimony affidavit. On May 2, 2010, we submitted its primary testimony affidavits. On June 2, 2010, Tensor submitted its supplementary affidavits. The parties have completed cross examinations hearings and are in the process of submitting summations to the arbitrator.

On March 10, 2009, a complaint was filed against Syneron, Inc. The complaint arises out of a fatal accident involving a contractor. The plaintiff, who tripped and fell back through a skylight on the roof of the building leased by Syneron Inc. The complaint also names the building owners, skylight manufacturer and various other parties and alleges a cause of action of negligence negligent treatment maintenance of the building and failing to protect others from the dangerous condition of the roof and skylight. The complaint does not specify the amount of damages claimed by the plaintiffs. The case is scheduled for trial on April 4, 2011.

On May 15, 2009, a former distributor of the Company filed a claim against the Company for unlawful termination of its exclusive distribution agreement with the Company in the amount of approximately $ 2,225,000 (the claim amount is NIS 8,400,000). On August 9, 2009, the Company filed a statement of defense and a counterclaim against the plaintiff in an amount of $ 667,000 (claim amount is NIS 2,517,627). The Company claims that the plaintiff has a debt concerning equipment and services it has received from the Company, and seeking reimbursement to the Company for damages caused to the Company's reputation and market share losses caused by the plaintiff. On September 1, 2010, the Company paid the distributor a sum of approximately $200,000 and the parties released their claims with prejudice.

Candela's Legal Proceedings

Our new indirect wholly owned subsidiary, Candela Corporation, is also currently defending a patent infringement lawsuit brought by Palomar in the U.S. District Court for the District of Massachusetts, alleging infringement of the ’568 and ’844 Patents by Candela’s hair removal products. The ’568 and ’844 Patents were subject to reexaminations by the U.S. Patent and Trademark Office, and the action was stayed pending completion of the reexaminations. The PTO issued Reexamination Certificates with respect to the ’568 and ’844 Patents, confirming the patentability of all of the claims of the ’568 Patent at issue in the reexamination proceedings and most of the claims of the ’844 Patent at issue in the reexam proceedings. The stay was lifted on January 5, 2010. Palomar's amended complaint, which added MGH as a plaintiff, alleges that Candela willfully infringed the ’568 and ’844 Patents. In addition to seeking compensatory damages, the amended complaint requests that the Court treble these damages, award attorneys’ fees, and provide injunctive relief. Candela’s amended answer and counterclaims denies Palomar’s claims, seeks a declaratory judgment of noninfringement, invalidity, and unenforceability of the ’568 and ’844 Patents, and alleges unfair and deceptive business practices by Palomar in violation of Massachusetts General Laws Ch. 93A. Candela seeks compensatory damages, and requests the trebling of these damages, attorneys’ fees, and injunctive relief. Prior to the entry of the stay, a claim construction hearing was held, the Court issued an order on November 8, 2007 construing the claims, fact discovery was closed, and expert reports were exchanged. Palomar has dropped the ’568 Patent from this lawsuit, and has elected to proceed solely on the ’844 Patent. On February 10, 2010, after the stay was lifted, the Court held a scheduling conference and set June 30, 2010 as the cutoff for expert discovery, July 30, 2010, as the last date for filing summary judgment motions, and September 14, 2010, as the hearing date for summary judgment motions. The parties have served their supplemental expert reports and the expert depositions have been taken. On August 12, 2010, Candela filed a motion for summary judgment of non-infringement with respect to all of the asserted claims and of invalidity with respect to two of the asserted claims. A hearing on the motion was held on September 14, 2010. The court has not yet ruled on the motion. No trial date has been set.

While Candela intends to vigorously contest Palomar’s allegations, the lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. An adverse outcome in Palomar’s suit against Candela would materially hurt the business, financial condition, results of operations and cash flows of Candela.

On February 19, 2008, Cardiofocus, Inc., or Cardiofocus, filed suit against Candela and eight other companies in the U.S. District Court for the District of Massachusetts, asserting willful infringement by Candela of U.S. Patents 6,457, 780, 6,159,203 and 5,843,073. Cardiofocus was seeking compensatory and treble damages, as well as attorneys’ fees and injunctive relief. On April 21, 2008, Candela answered Cardiofocus’ complaint and asserted a variety of counterclaims against Cardiofocus. Based upon Candela’s request, on July 23, 2008, the PTO agreed to re-examine the validity of the Cardiofocus patents. On October 14, 2008, the Court agreed to stay this matter for a minimum of one year, up to a maximum of two years, but no later than the PTO’s decision with respect to the re-examination proceedings. As a result of the reexamination process, the scope of the claims was substantially narrowed and the PTO rejected most of the claims asserted by Cardiofocus against Candela. On April 30, 2010, the U.S. District Court for the District of Massachusetts approved dismissal with prejudice of all claims made by Cardiofocus against Candela in the lawsuit.

On September 24, 2009, and October 30, 2009, after the announcement of our proposed merger with Candela, two putative class action lawsuits were filed in the Suffolk County Superior Court of Massachusetts against Candela, the members of Candela’s board of directors, among others (one of the lawsuits included us as a defendant). The two actions were thereafter consolidated. Plaintiffs alleged that members of Candela’s board of directors breached fiduciary duties owed to Candela stockholders by, among other things, using an unfair or flawed process in connection with the proposed merger between Candela and us, agreeing to an all-stock transaction at an unfair price, and omitting material information and/or providing materially misleading information concerning the merger. The consolidated action further alleged that Candela and us aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other relief: an injunction against the merger; rescission of the transaction (or damages) if consummated; and an award of all costs of the actions, including reasonable attorneys’ fees and expenses. While Candela and the other defendants believe the allegations in the complaints are entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigation, the defendants entered into a proposed settlement with the plaintiffs. The proposed settlement provides for plaintiff's release of any and all claims and causes of action alleged in the complaints, or arising out of or relating in any manner thereto, in exchange for adding in the proxy statement/prospectus relating to the proposed merger certain additional limited disclosures and reducing the termination fee payable by Candela to us under the circumstances outlined in the merger agreement from $2.6 million to $2.1 million. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $260,000. On September 8, 2010, the court approved the settlement, and dismissed the case. The court also ordered Candela to pay to plaintiffs' counsel attorneys' fees and expenses in the amount of $260,000, in accordance of the proposed settlement. Candela's insurer has paid plaintiff's counsel the full settlement amount.

Candela received correspondence form BioCell, L.P. both directly and through its attorneys claiming that it improperly terminated a distribution agreement between the parties. BioCell claims damages in the amount of $390,000 to compensate BioCell for Candela's allegedly improper termination. Candela has issued a response contesting the claim of improper termination and any resulting damages.

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

On January 5, 2010, the merger with Candela was completed. Pursuant to that certain agreement and plan of merger dated September 8, 2009, by and among us, Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela , we acquired Candela through Acquisition Sub which merged with and into Candela. Candela survived the merger as our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela manufactures, and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred some of our Emerging Business Units activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our mē product and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Pharos Life Corporation, Pharos became a wholly owned subsidiary of Syneron Beauty. Syneron Beauty holds the intellectual property dedicated to our home-use initiative, and it received a license to some of our other technologies, which are used in our consumer market initiatives.

As of the fourth quarter of 2010, we are breaking out our financial results between the traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Units in order to provide increased transparency into our results. We decided on such segment reporting as a result of a change in the manner in which the Company’s chief operating decision-makers evaluate the Company’s financial information.  We believe this segment reporting will also allow shareholders to better gauge the growth and significant investments we are making as part of our overall growth strategy in our emerging technologies that are primarily targeted at the home-use consumer market. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our Emerging Business Units includes RBT, Light Instruments, Pharos, Fluorinex and Syneron Beauty's home use products. Products in the Emerging Business Units segment include elure skin whitening, tända LED systems, hair removal system and Light Instruments’ dental laser devices, along with pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination.

See also Note 19 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

Nasdaq Global Market	Price per share (US$)
	High	Low

Yearly highs and lows

2006	$32.72	$17.81
2007	28.12	13.37
2008	18.04	5.88
2009	12.44	4.55
2010	12.02	7.60

Quarterly highs and lows

2009
First quarter	8.74	4.55
Second quarter	8.52	5.28
Third quarter	12.04	6.50
Fourth quarter	12.44	9.33
2010
First quarter	11.44	8.91
Second quarter	12.02	9.08
Third quarter	10.46	7.6
Fourth quarter	11.18	9.35
2011
First quarter (through March 1, 2011)	14.92	9.98

Monthly highs and lows

September 2010	10.00	8.03
October 2010	10.99	9.35
November 2010	11.18	9.64
December 2010	11.00	9.73
January 2011	11.12	9.98
February 2011	14.92	10.67

On March 17, 2011, the closing price of our ordinary share as quoted on Nasdaq Global Select Market was $12.93.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

On March 7, 2011 Amendment No. 16 to the Companies Law was enacted by the Israeli Knesset. The amendment, which will come into effect on May 14, 2011, places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

Under the amendment, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under the amendment), and the audit committee chairman shall be an external director (which is currently the composition of our audit committee); (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 100,000 per annum (approximately $28,080) and NIS 3,000 (approximately $840) per meeting. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In 2008, these regulations were amended to allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

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

In addition, the Companies Law preserves provisions of its predecessor, the Companies Ordinance, dealing with arrangements between a company and its shareholders. These arrangements may be used to affect squeeze out transactions in which the target company becomes a wholly owned subsidiary of the acquirer. These provisions generally require that the merger be approved by at least 75% of the shares of participating shareholders and a majority of the shareholders voting at a shareholders meeting. In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150,000,000 (approximately $42,123,000, an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10,000,000 each (approximately $2,739,000, an amount which is adjusted on an annual basis), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholders approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then fully diluted share capital in consideration of $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then fully diluted share capital to increase our holdings to 42.32% of Fluorinex's fully diluted share capital. In September 2008, Fluorinex received FDA approval for its product. In December 2008, we exercised the warrant granted to us by Fluorinex. On May 13, 2009, we entered into an agreement with Fluorinex for the purchase of additional 20% of Fluorinex’s then fully diluted share capital in consideration of $1.0 million. Following the additional investment on May 13, 2009, we have been consolidating Fluorinex results in our financial statements. On August 15, 2010, we entered into an additional agreement with Fluorinex for the purchase of additional 17.81% of Fluorinex's then fully diluted share capital in consideration of US$ 600,000 and, subject to Fluorinex reaching a certain milestone, for the purchase of an additional 10.64% of Fluorinex's then fully diluted share capital in consideration of US$ 600.000. On August 26, 2010, Fluorinex notified us of the achievement of the milestone and we subsequently transferred the remaining consideration and increased our holdings to 73.66% of Fluorinex's fully diluted share capital.

In February 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops and advances a whole skin complexion whitening treatment. Under the agreement, we agreed to purchase an aggregate of 31.57% of RBT’s fully diluted share capital (excluding the warrant as described below) in consideration for up to $3 million, and received a warrant to purchase an additional 5.94% of RBT fully diluted share capital. As part of the agreement, we have exclusive worldwide distribution rights to RBT’s currently developed product. In November 2009, we entered into an agreement with shareholders of RBT, pursuant to which we purchased an additional 9.25% of RBT’s fully diluted share capital in consideration for approximately $0.2 million. In February 2011, we closed an additional investment of US$ 308,916 in consideration of 15,664 of RBT's Preferred A-1 shares constituting an aggregate of 2.55% of RBT's share capital on a fully diluted basis. Additionally, we also provided RBT a loan in the aggregate amount of US$ 308,916. As of March 6, 2011, we hold 41.91% of RBT’s fully diluted share capital.

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

In October 2009, we entered into a definitive agreement to acquire Primaeva Medical, Inc., an aesthetic technology firm based in Pleasanton, CA, in consideration for $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones. The transaction was completed on October 26, 2009. Primaeva developed a minimally invasive RF aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, which has already received FDA clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency (RF) energy directly within the reticular dermis. We expect to introduce the Primaeva product in the next 12 months.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred some of our activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our mē product and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Pharos Life Corporation, Pharos became a wholly owned subsidiary of Syneron Beauty. Syneron Beauty holds the intellectual property dedicated to our home-use initiative, and it received a license to some of our other technologies, which are used in our consumer markets initiatives.

In December 2010, we entered into a definitive agreement to acquire privately-held Pharos Life Corporation (Pharos), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Pharos through the potential performance-based earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition we also assumed $2.7 million in net debt.  Pharos' products are marketed directly to consumers through premium retailers under the tända™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Pharos will continue operating as our wholly-owned subsidiary and the tända™ business will be integrated into our consumer home-use initiatives.

Candela's Material Contracts

In August 2000, Candela entered into an agreement to amend its license agreement with The Regents of the University of California (Regents) whereby in exchange for an exclusivity fee of approximately $1.7 million, Candela obtained exclusive license rights to the Dynamic Cooling Device (DCD) subject to certain limited license rights of Cool Touch, Inc. (Cool Touch) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc. obtained a license to the DCD on a co-exclusive basis with Candela in certain narrower fields of use. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Pursuant to the agreement, Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. Under the amended agreement, Candela is no longer required by the Regents to negotiate sublicenses to third parties. However, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. Effective as of July 3, 2005, Candela amended certain portions of its agreement with the Regents whereby for the annual license fee of $0.3 million, Candela's royalty obligation was reduced to 3% from its prior level of 6%. The annual fee of $0.3 million was paid by a lump sum of $3.0 million and is being amortized over the remaining life of the patent agreement, which as of March 6, 2011 was approximately four years.

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

ISRAELI TAXATION

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Shareholders and potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2010 tax year. This rate was reduced to 24% in 2011 and is scheduled to be gradually reduced to 18% by 2016 (2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%). Israeli companies are generally subject to capital gains tax at the corporate tax rate. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise/Privileged Enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the "Investments Law", provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel the ("Investment Center"), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes, as well as the taxation of income generated from an Approved Enterprise at the maximum corporate tax rate of 25%, for a certain period of time. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to twelve years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

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

A company which qualifies as a foreign investment company (a “FIC”) will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

Additionally, a company owning an Approved Enterprise on or after April 1, 1986 may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the "Alternative Track"). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company will be eligible for the reduced tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period.

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%., if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as a FIC, there is no such time limitation.

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

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. An eligible investment program under the Amendment qualifies for benefits as a "Privileged Enterprise" (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The duration of the tax benefits described herein is limited to the shorter of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or twelve years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, according to one of the following, which may be applicable to us:

 (i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Privileged Enterprise ((the “Ireland Track”)). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

The tax benefits attributable to our current Approved Enterprise and Privileged Enterprise are scheduled to expire in phases by 2018.

On December 29, 2010, the Israeli Parliament approved an amendment to the Investment Law (the "New Amendment"). The New Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011. Under this New Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may elect to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have a material effect on our tax payable on the Israeli operations in the foreseeable future.

In addition, the New Amendment introduced a new status of "Special Preferred Enterprise" which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Enterprise" certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region "A", or to 8%, if located in other area within the State of Israel.

Dividend distributed from income which is attributed to "Preferred Enterprise"/"Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the grant track under to apply only to approved programs located in Development Region "A" and shall provide not only cash grants (as prior to the Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%).

Under the transition provisions of the new legislation, the Company may elect to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time.

The provisions of the New Amendment shall not apply to current "Privileged Enterprise" or "Approved Enterprise" which will continue to be entitled to the tax benefits according to the provisions of the Investment Law prior to the Amendment unless the company owning such enterprise has elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year to apply the provisions of the New Amendment (such election cannot be later rescinded). A company owning a Privileged Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Privileged Enterprise exempt from withholding to its Israeli company shareholders.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as an Israeli resident company, of which 90% or more of its income in any tax year (exclusive of income from certain defense loans), capital gains, interest and dividends, is generated from an “Industrial Enterprise” that it owns. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

The capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 20% on the real capital gain accrued from January 1, 2003. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 months period such gain will be taxed at the rate of 25%. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the share at the date of sale.

The real capital gain derived by corporation will be generally subject to a corporate tax rate (25% in 2010, 24% in 2011).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 24% tax rate in 2011 (25% in 2010) for a corporation and a marginal tax rate of up to 45% in 2010 and 2011 for individual. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends and we do not intend to pay cash dividends in the foreseeable future. A distribution of dividend by our company from income attributed to an Approved Enterprise/Privileged Enterprise (either to individual or corporation) will be generally subject to withholding tax in Israel at the rate of 15% (or 4% under the Ireland track to foreign residents), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend by our company from income attributed to a Preferred Enterprise will subject to tax in Israel at the following rates: Israeli resident individual - 15%, Israeli resident company – 0% and exempted for an Israeli resident company, foreign resident – 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If a dividend is distributed from an income attributed to the Preferred Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of our ordinary shares. The tax advice contained herein is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code or applicable U.S. state or local tax laws. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

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

For tax years beginning before January 1, 2013, a non-corporate U.S. Holder’s “qualified dividend income” is subject to tax at reduced rates not exceeding 15%. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. For tax years beginning before January 1, 2013, long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

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

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of ordinary shares.

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

Exchange Rate Risk.

A major part of our operations is carried out by us and our subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar as the revenues and a substantial portion of the costs are incurred in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. The functional currency of our remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830 "Foreign Currency Matters". Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in stockholders' equity.

Interest Rate Risk. We do not have any outstanding loans and therefore, our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 30% of our cash balances in bank deposits and the remainder primarily in securities issued by the United States, by non-U.S. governments and by high quality U.S and non U.S corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2010, we held $9.7 million of par value in auction-rate securities (ARS) for which the fair value was $6.4 million. The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2010. During the year ended December 31, 2010 we sold approximately $5.3 million par value of the ARS held by us for a total consideration of $0.8 million which reflects a gain of $0.3 million over the amount in which those ARS securities were recorded in our balance sheet.

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

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010, pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.

Our management’s evaluation of the effectiveness of internal control over financial reporting did not include the internal controls over financial reporting of Candela Corporation, which we acquired in 2010 and which is included in our 2010 consolidated financial statements, as permitted by the Securities and Exchange Commission. The total assets of Candela's business represents approximately 30% of the consolidated total assets and a significant majority of total consolidated revenues as reported in the consolidated financial statements for the year ending December 31, 2010.

(c)        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer an independent registered public accounting firm and a member firm of Ernst & Young Global has issued an attestation report on our internal controls over financial reporting, and is incorporated herein by reference.

(d)        There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

During the years 2009 and 2010, we were billed the following aggregate fees for the professional services rendered by Ernst & Young, independent registered public accounting firm:

	2009 (in thousands)	2010 (in thousands)

Audit Fees(1)	614	636
Tax Fees(2)	82	199
Audit Related Fees(3)	295	244
Total	991	1,079

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

(3)           Audit related services rendered by Ernst & Young during 2010 were mostly in connection with due diligence review conducted with respect to potential acquisitions.

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

In 2010, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant ways in which our corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our and our subsidiary’s Consolidated Financial Statements beginning on pages F-1 through F-75, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F - 2
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F - 3 - F - 4
Consolidated Balance Sheets	F - 5 - F - 6
Consolidated Statements of Income	F - 7
Consolidated Statements of Changes in Shareholders’ Equity	F - 8 - F - 9
Consolidated Statements of Cash Flows	F - 10 - F - 12
Notes to Consolidated Financial Statements	F - 13 - F - 75

ITEM 19.	EXHIBITS
1.1	Articles of Association of Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2007, filed May 7, 2008).
2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).
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
4.3
Amended and Restated License Agreement between Candela Corporation and The Regents of the University of California for Dynamic Skin Cooling Method and Apparatus effective as of August 11, 2000 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010)**.

4.4
Settlement Agreement dated August 11, 2000 by and among Candela Corporation, the Regents of the University of California, and Cool Touch, Inc. (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010)**

4.5
Patent License and Settlement Agreement dated March 4, 2004 by and between (a) Lumenis Inc. and Lumenis Ltd. and (b) Syneron Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1/A filed August 3, 2004)**.

4. 6	Candela Corporation's 1998 Third Amended and Restated Stock Plan (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).
4.7	2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed July 14, 2004).
4.8	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).
4.9	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).
4.10	Candela Corporation's 2008 Stock Plan (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).
4.11
Form of Candela Corporation 2008 Stock Plan Notice of Stock Appreciation Right Grant (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.12
Lease for premises at 530 and 534 Boston Post Road, Wayland, Massachusetts (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.13
Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.14
First Amendment to the Amended and Restated License Agreement dated as of July 3, 2005, by and between the Regents of the University of California and Candela Corporation (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.15
Candela Corporation's Senior Officer Executive Retention Agreement (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.16
Joint Development and Supply Framework Agreement dated as of February 25, 2007, by and between The Procter & Gamble Company and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2006 filed June 15, 2007)**.

4.17
Shareholders' Rights Agreement dated as of November 11, 2008, by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, filed November 12, 2008) .

4.18
Shareholders' Rights Agreement dated as of November 11, 2008, by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2009)

4.19
Agreement and Plan of Merger, dated as of September 8, 2009, among Syneron Medical Ltd., Syneron Acquisition Sub, Inc. and Candela Corporation (incorporated by reference to Annex A to the proxy statement/prospectus included in our Registration Statement on Form F-4 filed November 23, 2009).

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

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 28, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Candela Corporation and its subsidiaries, which is  included in Syneron Medical Ltd. 2010 consolidated financial statements and constituted $ 111.2 million and $ 70.1 million of total assets and net assets, respectively, as of December 31, 2010 and $ 129.8 million and ($ 4.0) million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Syneron Medical Ltd. also did not include an evaluation of the internal control over financial reporting of Candela.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated 28, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
March 28, 2011	A Member of Ernst & Young Global

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

		December 31,
	Note	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$63,821	$24,372
Short-term bank deposits		1,192	1,000
Available-for-sale marketable securities	3	114,799	169,309
Trade receivables (net of allowance for doubtful accounts of $ 5,891 and $ 7,561 at December 31, 2010 and 2009, respectively)		42,440	13,758
Other accounts receivable and prepaid expenses	5	13,868	2,753
Inventories	6	22,720	8,592

Total current assets		258,840	219,784

LONG-TERM ASSETS:
Severance pay fund		334	246
Long-term deposits and others		2,744	221
Long-term available-for-sale marketable securities	3	37,721	11,449
Investments in affiliated companies	7	7,969	1,050
Property and equipment, net	8	4,029	2,885
Intangible assets, net	9	39,639	19,522
Goodwill	10	18,579	15,110
Deferred taxes	17	4,930	-

Total long-term assets		115,945	50,483

Total assets		$374,785	$270,267

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2010	2009

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term bank credit	11	$2,737	$-
Trade payables		16,644	3,735
Deferred revenues	12	14,941	4,206
Other accounts payable and accrued expenses	13	38,191	20,028

Total current liabilities		72,513	27,969

LONG-TERM LIABILITIES:
Deferred revenues	12	4,528	902
Warranty accruals		1,074	558
Contingent consideration liability	1g, 1j	11,365	7,331
Accrued severance pay		554	330
Deferred taxes	17	6,215	5,919
Total long-term liabilities		23,736	15,040

Total liabilities		96,249	43,009

Commitments and contingencies	14
EQUITY:	15
Syneron Medical Ltd. shareholders' equity
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 Ordinary shares; Issued and outstanding- 34,674,889 and 27,601,264 shares at December 31, 2010 and 2009, respectively		84	65
Additional paid-in capital		180,410	102,937
Treasury shares -1,251,574 Ordinary shares at December 31, 2010 and 2009		(9,587)	(9,587)
Accumulated other comprehensive income (loss)		867	(9)
Retained earnings		105,215	130,751

Total Syneron shareholders' equity		276,989	224,157
Non-controlling interest	1f, 1h, 1e	1,547	3,101

Total equity		278,536	227,258

Total liabilities and equity		$374,785	$270,267

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2010	2009	2008
Revenues
Lasers and other products		$132,568	$49,429	$112,317
Product-related service		56,960	5,297	2,662

Total revenue		189,528	54,726	114,979

Cost of revenues
Lasers and other products		67,027	16,401	28,418
Product-related service		34,072	2,502	1,252

Total cost of revenues		101,099	18,903	29,670

Gross profit		88,429	35,823	85,309

Operating expenses, net:
Research and development		26,837	13,220	13,783
Selling and marketing		63,429	34,156	54,064
General and administrative		36,103	16,478	17,706
Other income, net	16	(4,538)	(3,975)	-

Total operating expenses, net		121,831	59,879	85,553

Operating loss		(33,402)	(24,056)	(244)
Financial income, net	18	717	2,097	3,862
Other income	1f, 1h	240	562	-

Income (loss) before taxes on income (tax benefit)		(32,445)	(21,397)	3,618
Taxes on income (tax benefit)	17	(5,110)	3,240	(2,009)

Consolidated net income (loss)		(27,335)	(24,637)	5,627
Net loss attributable to non-controlling interest	1f, 1h,1e	1,799	1,050	-

Net income (loss) attributable to Syneron's shareholders		$(25,536)	$(23,587)	$5,627

Net earnings (loss) per share:
Basic net earnings (loss) per share attributable to Syneron shareholders		$(0.74)	$(0.86)	$0.21
Diluted net earnings (loss) per share attributable to Syneron shareholders		$(0.74)	$(0.86)	$0.20

Weighted average number of shares used in per share calculations (in thousands):
Basic		34,369	27,526	27,410
Diluted		34,369	27,526	27,521

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Syneron Medical Ltd. Shareholders
	Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive loss (**)	Treasury Shares	Retained earnings	Non-controlling interest	Total equity	Total comprehensive income (loss)

Balance as of January 1, 2008	$64	$89,941	$(83)	$(7,660)	$148,573	$-	$230,835

Exercise of stock options	*) -	2	-	-	-	-	2
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) -	2	-	-	-	-	2
Equity based compensation expenses	-	7,592	-	-	-	-	7,592
Repurchase of Ordinary shares at cost	-	-	-	(1,927)	-	-	(1,927)
Accretion to redemption of value of put option	-	-	-	-	138	-	138
Reimbursement of share issuance expenses (see also Note 13a(4))	-	588	-	-	-	-	588
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	(558)	-	-	-	(558)	$(558)
Reclassification to income statement for loss realized	-	-	297	-	-	-	297
Net income	-	-	-	-	5,627	-	5,627	5,627

Total comprehensive income								$5,069

Balance as of December 31, 2008	64	98,125	(344)	(9,587)	154,338	-	242,596

Exercise of stock options	1	547	-	-	-	-	548
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) -	1	-	-	-	-	1
Equity based compensation expenses	*) -	4,264	-	-	-	-	4,264
Non-controlling interest recorded as a result of business combination (see also Note 1f and h)	-	-	-	-	-	4,151	4,151
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	342	-	-	-	342	$342
Reclassification to income statement for loss realized	-	-	(7)	-	-	-	(7)
Net loss	-	-	-	-	(23,587)	(1,050)	(24,637)	(24,637)

Total comprehensive loss								$(24,295)
Balance as of December 31, 2009	65	102,937	(9)	(9,587)	130,751	3,101	227,258

*)	Represents an amount lower than $ 1.
**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Syneron Medical Ltd. Shareholders
	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income (**)	Treasury Shares	Retained earnings	Non-controlling interest	Total equity	Total comprehensive income (loss)

Balance as of December 31, 2009	65	102,937	(9)	(9,587)	130,751	3,101	227,258

Exercise of stock options	1	1,931		-	-	-	1,932
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) -	*) -		-	-	-	-
Issuance of shares in connection with business combination, net of issuance costs of $660 (see also Note 1i)	18	72,346	-		-	-	72,364
Equity based compensation expenses	-	3,196	-		-	-	3,196
Establishment of subsidiary (see also Note 1e)	-	-	-	-	-	245	245
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	(286)	-	-	-	(286)	$(286)
Currency translation adjustment	-	-	1,011	-	-	-	1,011	1,011
Reclassification to income statement for loss realized, net			151	-	-	-	151
Net loss	-	-	-	-	(25,536)	(1,799)	(27,335)	(27,335)

Total comprehensive loss								$(26,610)
Balance as of December 31, 2010	$84	$180,410	$867	$(9,587)	$105,215	$1,547	$278,536

*)	Represents an amount lower than $ 1.
**)	Accumulated other comprehensive loss on account of unrealized losses on available-for-sale marketable securities and on account of translation adjustment.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net (loss) income before non-controlling interest	$(27,335)	$(24,637)	$5,627
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	9,381	1,927	2,137
Deferred taxes	(3,339)	1,549	(1,812)
Increase (decrease) in accrued severance pay, net	136	(9)	41
Decrease in trade receivables, net	2,445	18,879	8,104
Decrease in other accounts receivable and prepaid expenses	9,667	64	2,048
Decrease (increase) in inventories	13,180	4,320	(3,691)
Decrease (increase) in trade payables	4,201	(5,039)	941
Decrease in long and short term deferred revenues	(3,770)	(3,608)	(2,020)
Increase (decrease) in warranty accruals	199	(4)	641
Impairment of intangible assets	1,319	-	-
Decrease (increase)in other account payable and accrued expenses	(6,187)	167	(552)
Impairment of available-for-sale marketable securities	119	173	1,553
Impairment of investment in affiliated company	850	-	-
Decrease (increase) in accrued interest amortization of premium and accretion to discount and gain from sale of marketable securities	716	1,578	(489)
Gain on investments in affiliated companies as a result of a business combination	-	(562)	-
Bargain purchase price related to acquisition of a subsidiary	(8,525)	-	-
Revaluation of contingent liability related to acquisition of a subsidiary	1,625	-	-
Equity based compensation	3,196	4,264	7,592
Others	-	(7)	297

Net cash provided by (used in) operating activities	(2,122)	(945)	20,417

Cash flows from investing activities:

Investment in short-term deposits, net	(192)	(1,000)	-
Maturities of held-to-maturity marketable securities	460	-	-
Purchase of available-for-sale marketable securities	(186,414)	(294,345)	(183,103)
Proceeds from sale and redemption of available-for-sale marketable securities	213,681	256,735	196,988
Payments for investments in affiliated and other companies	(9,169)	(750)	(1,653)
Withdrawal (investment in) long-term deposits and others	(119)	(22)	950
Purchase of property and equipment	(887)	(487)	(1,247)
Acquisition of shares held by non-controlling shareholders of a subsidiary	-	-	(500)
Net cash received (paid) in acquisition of subsidiaries (a)	21,427	(7,729)	(775)
Others	26	-	-

Net cash provided by (used in) investing activities	38,813	(47,598)	10,660

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:

Exercise of stock options and RSU's	$1,932	$549	$4
Repurchase of Ordinary shares from shareholders at cost	-	-	(1,927)
Reimbursement of share issuance expenses	-	-	588

Net cash provided by (used in) financing activities	1,932	549	(1,335)

Translation adjustment on cash and cash equivalents	826	-	-

Increase (decrease) in cash and cash equivalents	39,449	(47,994)	29,742
Cash and cash equivalents at the beginning of the year	24,372	72,366	42,624

Cash and cash equivalents at the end of the year	$63,821	$24,372	$72,366

Supplemental disclosure of cash flow information:

Cash paid during the year for Income taxes	$491	$625	$905

Supplemental disclosure of non-cash financing and investing activities:

Purchase of property and equipment on credit	$113	$-	$347

Change in designation of inventory to property and equipment (reclassification of property and equipment to inventory)	$-	$(252)	$496

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008
(a)	Net cash paid in acquisition of subsidiaries (see Note 1(c-j)):

	Consideration:
	Cash	$430	$8,658	$775
	Fair value of Syneron's interest held before the business combination	-	4,487	-
	Fair value of Syneron's equity instruments issued upon acquisition	73,024	-	-

	Total consideration	73,454	13,145	775

	Identifiable assets acquired and liabilities assumed:

	Cash acquired	21,857	929	-
	Current assets	73,045	-	-
	Non current assets	5,201	-	-
	In process research and development	510	983	-
	Intangible assets	26,423	15,405	1,826
	Deferred taxes assets (liabilities)	8,635	(5,236)	-
	Liabilities assumed	(54,607)	(142)	(712)
	Others	100	400	-
	Contingent consideration	(2,409)	(7,331)	(614)

	Non-controlling interest in the subsidiary	(245)	(4,151)	-
	Goodwill (bargain purchase price)	(5,056)	12,288	275

		73,454	13,145	775

	Net cash paid (received) for acquisition	$(21,427)	$7,729	$775

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL

a.
Syneron Medical Ltd. ("the Company" or "Syneron") commenced its operations in July 2000. The Company and its subsidiaries (together "the Group") are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

b.	The Company has various wholly owned subsidiaries throughout the world that are engaged in the research, development, marketing and selling of the Company's products in different geographic areas.

c.	Light Instruments Ltd.:

In 2005, 2007 and 2008 the Company invested in Light Instruments Ltd. ("LI"), an Israeli development stage company engaged in the development of advanced dental laser devices. The Company invested $6,340, in consideration of 100% of LI outstanding share capital. As of December 31, 2010 and 2009, the Company has a liability related to this acquisition of $60 and $160.  During 2010 and 2009, the Company paid $ 100 and $ 400, respectively on account of the above mentioned liability.

As part of the investment agreements with LI, each of the two founders is also entitled to 0.5% of all of LI net sales for a period of up to seven years starting from the closing date, up to an aggregate amount of $ 500 without regard to their continued employment with the Company (i.e., the founders are entitled to such amounts as sellers and not in their role as employees). This amount will be recorded as part of the purchase price and will be allocated to Goodwill. Through December 31, 2010, the Company paid to the two founders approximately $ 184 out of which $ 75 were paid during the year ended December 31, 2010.

d.	Inlight Corp.

1.
In November 2008, the Company entered into a share purchase agreement ("SPA") with Inlight Corp. shareholders' ("Inlight"), a company incorporated under the laws of the State of California pursuant to which Syneron acquired all of Inlight's share capital. The Company is expecting to utilize Inlight's technology to develop and release additional products.

2.
In consideration of 100% of Inlight's share capital, the Company undertook to pay total consideration of up to $ 4,000. The consideration is conditioned upon Inlight's compliance with certain milestones detailed in the SPA. At the closing, the Company paid Inlight's shareholders total consideration of $ 500 and deposited an additional amount of $ 500 in escrow. Amounts deposited in escrow were recorded as part of other receivables.

During 2010 the company transferred an amount of $ 250 from the escrow on behalf of Inlight's shareholders, and the remaining amount was transferred in February 2011. The payments were recorded against the contingent liability.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

d.	Inlight Corp. (Cont.):

3.	The excess amounts paid for the above mentioned Inlight shares over their book value was calculated as follows:

Assets	Fair value	Expected useful lives of excess cost

Tangible asset:
Contingent payment liability	$(614)	-

Intangible assets:
Developed technology	1,826	6 years
Deferred tax liability	(712)	-

Total purchase price	$500

e.	Syneron China:

During November 2008, the Company signed a joint venture ("JV") agreement for establishing Syneron China. According to the agreement, the Company holds 51% of the JV for a total investment of $ 255. Through this new Chinese subsidiary, Syneron sells directly to medical and aesthetic professionals in China. The JV became active and started promoting and marketing the Company's products in January 2010. The Company consolidated the JV's results from the date of commencement of operations of the JV and recorded the non controlling interest in accordance with the provisions of ASC 810.

f.	Fluorinex Active Ltd.:

1.
On May 13, 2009 ("the Acquisition Date"), the Company invested an additional $ 1,000 in Fluorinex Active Ltd. ("Fluorinex") in consideration of 603,687 Preferred B1 shares. Following the additional investment, the Company had obtained control over Fluorinex and held 53% of Fluorinex's outstanding voting shares. Prior to the acquisition date, the Company's investment in Fluorinex was accounted for based on the cost method as further described in (4) below.

The results of Fluorinex's operations have been included in the Company's consolidated financial statements since the date Company obtained control over Fluorinex. Fluorinex is an Israeli company near the commercialization phase which is engaged in the development of a new tooth whitening, tooth decay and dental care prevention method and devices.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

f.	Fluorinex Active Ltd. (Cont.):

1.	Cont. The acquisition date fair value of the consideration transferred totaled $ 2,787 which consisted of the following:

Cash	$1,000
Fair value of previous cost basis investment	1,787

Total	$2,787

2.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of Fluorinex).
Assets	Fair value	Expected useful lives

Cash	$959	-
Developed technology(1)	1,141	6.5 years
In-process technology (2)	983	-

Total identifiable assets acquired	3,083

Current liabilities	(144)
Deferred tax liability	(376)	-

Total liabilities assumed	(520)	-

Net identifiable assets acquired	2,563
Goodwill (3)	1,389

Net assets acquired (4)	$3,952

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated at 6.5 years.

(2)
The Company recorded an in-process research and development asset which currently considered indefinite lived until the completion or abandonment of the associated project. The in-process research and development asset recorded will be amortized when revenues are generated from such technology and will be subject to impairment testing.

(3)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

f.	Fluorinex Active Ltd. (Cont.):

3.	The fair value of the 47% non-controlling interest in Fluorinex is $ 1,277 and was estimated using the income approach.

4.
Prior to the acquisition date, the Company accounted for its 43% interest in Fluorinex as a cost method investment. The investment was stated at cost, since the investment was in series B Preferred shares which was determined to be not in-substance Ordinary shares in accordance with ASC 323-10-15. The acquisition-date fair value of the previous equity interest was $ 1,787, and is included in the measurement of the consideration transferred. The Company recognized a total gain of $ 112 as a result of remeasuring its prior equity interest in Fluorinex held before the business combination and recorded such gain as other income in its statement of income.

5.
On August 15, 2010, the company entered into an additional agreement with Fluorinex for the purchase of additional 17.81% of Fluorinex's then fully diluted share capital in consideration of $600 and, subject to the Fluorinex reaching a certain milestone, for the purchase of an additional 10.64% of Fluorinex's then fully diluted share capital in consideration of $600. On August 26, 2010, Fluorinex notified the company of the achievement of the milestone. Subsequently, the company transferred the remaining consideration and increased its holdings to 71% of Fluorinex's share capital. The increase in the percentage held in Fluorinex was accounted for according to the provisions of ASC 810.

g.	Primaeva Inc.

1.
On October 14, 2009 ("the acquisition date"), the Company acquired Primaeva Medical, Inc. ("Primaeva"), an aesthetic technology firm based in the United States in consideration of $ 14,331. Following the acquisition, the Company obtained control over Primaeva and holds 100% of Primaeva's outstanding voting shares.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805 "Business Combinations"

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

g.	Primaeva Inc.(Cont.):

2.	The acquisition date fair value of the consideration transferred totaled $ 14,331 which consisted of the following: Fair value of consideration transferred:

Cash	$7,000
Contingent consideration	7,331

Total	$14,331

The contingent consideration arrangement requires the Company to pay up to $ 23,000 of additional consideration to Primaeva's former shareholders subject to reaching certain net revenue milestones over a three years period ending December 31, 2012.

The fair value of the contingent consideration arrangement at the acquisition date was $ 7,331. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 18%. As of December 31, 2010 the Company reevaluated such contingent consideration resulting in an increase of $ 1,625 which was recorded as an expense in Company's statements of operations in other income, net as part as operating expenses. The Company measured the fair value of the contingent consideration in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 3.

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets	Fair value	Expected useful lives

Cash	$-	-
Current assets	140
Developed technology(1)	10,038	7 years

Total identifiable assets acquired	10,178

Current liabilities	(38)
Deferred tax liability	(4,015)	-

Total liabilities assumed	(4,053)	-

Net identifiable assets acquired	6,125
Goodwill (2)	8,206

Net assets acquired	$14,331

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

g.	Primaeva Inc.(Cont.):

3.	Cont.

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated as 7 years.

(2)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

h.	Acquisition of Rakuto Bio Technologies Ltd. (RBT):

1.
On November 9, 2009 ("the acquisition date"), the Company entered into a share purchase agreement ("SPA") with RBT's shareholders. Pursuant to the SPA, the Company acquired 17.8% of RBT's common shares for total consideration of $ 205, from three existing shareholders. Following the investment, the Company held 41% (in the combination of 10% common shares and 31% in preferred shares) of RBT's shares on an as if converted basis (the Company holds 100% of the preferred voting shares) and the total cash amount invested on cumulative basis is approximately $ 2,454 (see also 5 below).

The acquisition date fair value of the consideration transferred totaled $ 2,905 which consisted of the following:

Cash	$205
Fair value of previous equity investment	2,700

Total	$2,905

2.
The results of RBT's operations have been consolidated from the acquisition date as it was deemed to be a variable interest entity and the Company became the primary beneficiary in accordance with ASC 810. Prior to the acquisition date, the Company's investment in RBT was accounted for based on the cost method as further described in (5) below.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

h.	Acquisition of Rakuto Bio Technologies Ltd. (RBT) (Cont.):

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of the RBT).

Assets	Fair value	Expected useful lives

Cash	$(30)	-
Current assets	59
Long term assets	12
Fixed assets	108
Developed technology (1)	4,226	7 years

Total identifiable assets acquired	4,375

Current liabilities	(275)
Deferred tax liability	(845)	-

Total liabilities assumed	(1,120)	-

Net identifiable assets acquired	3,255
Goodwill (2)	2,945

Net assets acquired	$6,200

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated as 7 years.

(2)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

4.	The fair value of the non-controlling interest in RBT is $ 2,874 and was estimated using the income approach.

5.
Prior to the acquisition date, the Company accounted for its 31% interest in RBT as a cost method investment. In February 2008, the Company entered into an agreement with RBT, whereby the Company will invest up to $ 3,000 if and when RBT will meet certain milestones in consideration of 38% of RBT in preferred shares. As of the acquisition date, in 2009 the Company had already invested $ 2,250. The investment was stated at cost, since the investment was in series A Preferred shares which was determined to be not in-substance common shares as this term is defined in ASC 323-10. The acquisition-date fair value of the previous equity interest was $ 2,700, and is included in the measurement of the consideration transferred. The Company recognized a total gain of $ 450 as a result of remeasuring its prior equity interest in RBT held before the business combination and recorded such gain as other income in its statement of income.

6.	For an investment in RBT see also Note 21.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

i.	Candela Corporation:

On September 9, 2009, Syneron, Syneron Acquisition Sub, Inc. ("Acquisition Sub"), an indirect wholly-owned subsidiary of Syneron, and Candela Corporation, Inc. ("Candela"), a U.S. public company listed on the Nasdaq under the symbol CLZR, entered into an Agreement and Plan of Merger ("the Merger Agreement"). Under the Merger Agreement, Acquisition Sub merged with and into Candela ("the Merger"), with Candela continuing after the Merger as the surviving company and Candela became an indirect wholly owned subsidiary of Syneron. Upon the terms and subject to the conditions set forth in the Merger Agreement, on January 5, 2010, the effective date of the Merger, each issued and outstanding share of Common stock of Candela was converted into the right to receive Company's ordinary shares.

At the effective time of the Merger, 6,670,477 of Syneron Ordinary shares were issued based on conversion ratio of 0.2911 Syneron Ordinary share for each Candela share of Common stock. In addition, Syneron assumed certain outstanding stock options and stock appreciation rights of Candela, and the number of Syneron Ordinary shares issuable upon exercise of each assumed Candela stock option or stock appreciation right was determined by multiplying the exchange ratio in the transaction, 0.2911, by the number of shares of Candela Common stock underlying the assumed option or stock appreciation right, as the case may be. Immediately following the effective time of the Merger and issuance of Syneron's shares to Candela's shareholders, Candela's shareholders own approximately 19.4%, and Syneron's shareholders own approximately 80.6%, of Syneron's Ordinary shares.

The Merger had no effect on the number of Ordinary shares of Syneron owned by existing Syneron shareholders.

On January 5, 2010 the Company completed the merger with Candela Incorporation and acquired 100% of the outstanding common shares and voting interest of Candela.. The results of Candela's operations have been included in the consolidated financial statements since that date. The transaction was accounted for under ASC 805 "Business Combinations". The Company expects to achieve significant synergies and cost reductions thereby eliminating redundant processes and facilities.

The acquisition date fair value of the consideration transferred totaled $ 73,024 which consisted of the following:

Ordinary Shares (6,670,477 shares)	$69,306
Stock options	3,718

Total	$73,024

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

i.	Candela Corporation (Cont.):

The fair value of the 6,670,477 Ordinary shares issued was determined based on the closing market price of the Company's Ordinary shares on the acquisition date and the fair value of the stock options issued was determined based on the binomial option pricing model.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value
Assets:

Current assets	$89,450
Other assets (includes mainly deferred tax assets)	24,792
Net fixed assets	2,391
Intangible assets (*)	24,010

Total identifiable assets acquired	140,643

Current liabilities	45,427
Deferred taxes	8,778
Long-term liabilities	4,889

Total identifiable liabilities assumed	59,094

Net identifiable assets acquired	81,549
Bargain purchase price (**)	(8,525)

Net assets acquired	$73,024

(*)
Of the $ 24,010 intangible assets acquired, $ 10,070 was assigned to developed technology (10 years useful life), $ 510 was assigned to in-process research and development asset which is not subject to amortization, $ 8,930 was assigned to customer relationship (6 years useful life), $ 3,300 was assigned to trade name (11 years useful life) and the remaining $ 1,200 was assigned to covenant not to compete (3 years useful life).

(**)
The excess of fair value of the net assets acquired over the amount of consideration transferred was recorded in other income, net as part of operating expenses in Company's statements of operations (see also Note 16).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

i.	Candela Corporation (Cont.):

The Company recognized $ 2,564 and $ 1,920 of acquisition related costs that were expensed during the years ended December 31, 2010 and 2009, respectively. These costs are included in the consolidated income statement in the general and administrative expenses. The Company also recognized $ 660 in costs associated with issuing and registering the shares issued as consideration in the business combination. Those costs were deducted from the recognized proceeds of issuance within the stockholders' equity.

Unaudited pro forma condensed results of operations:

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

Year ended December 31,
2009(*)
Unaudited

Pro forma revenues	$174,032

Pro forma net loss	(23,062)

Pro forma Basic and diluted net loss per share	$(0.67)

(*)	Pro forma figures for the year ended December 31, 2010 was not provided as the acquisition occurred on January 5, 2010.

j.	Pharos Life Corporation:

1.
On December 7, 2010 ("the acquisition date"), the Company acquired Pharos Life Corporation ("Pharos"), an aesthetic technology company based in Canada in consideration of $ 2,409. Following the acquisition, the Company has obtained control over Pharos and holds 100% of Pharos's outstanding voting shares.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805 "Business Combinations". The results of Pharos's operations have been included in the consolidated financial statements since the acquisition date.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

j.	Pharos Life Corporation (Cont.):

2.	The acquisition date fair value of the consideration transferred totaled $ 2,409 which consisted of the following: Fair value of consideration transferred:

Contingent consideration to be settled in cash	$1,639
Contingent consideration settled in Syneron's shares	770

Total	$2,409

The contingent consideration arrangement requires the Company to pay up to $ 15,750 of consideration to Pharos's former shareholders subject to reaching certain net revenue milestones in the twelve months period ending May 31, 2013 and based on a specific mechanism agreed as part of the share purchase agreement.

The fair value of the contingent consideration arrangement at the acquisition date was $ 2,409. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 19% and based on various probabilities for Pharos to meet the net revenues milestone. As of December 31, 2010 there were no significant changes to the fair value assigned to the contingent consideration.

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets	Fair value	Expected useful lives

Cash	$69
Current assets	1,224
Property and equipment, net	225
Developed technology (1)	1,437	6 years
Distribution channels (2)	1,314	6 years

Total identifiable assets acquired	4,269

Current liabilities	(4,369)
Deferred tax liability	(885)

Total liabilities assumed	(5,254)

Net identifiable assets acquired (liabilities assumed)	(985)
Goodwill (3)	3,394

Net assets acquired	$2,409

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 1:-	GENERAL (Cont.):

j.	Pharos Life Corporation (Cont.):

3.	cont.

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated at 6 years.

(2)	The distribution channels will be amortized using a method which will reflect of the consummation of such asset which is estimated at 6 years.

(3)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining the fair value of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A major part of the Group's operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar ("dollar" or "$") as the revenues and a substantial portion of the costs are incurred in dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

b.	(Cont.):

The functional currency of the remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830 "Foreign Currency Matters" Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in stockholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest or entities which are considered variable interest entities for which the Company is considered the primary beneficiary as such terms are determined in ASC 810. Inter-company balances and transactions have been eliminated upon consolidation.

Commencing from January 1, 2009, if the non controlling interest does not have commitments for granting loans, losses are attributed to non-controlling interests based on the relative share of the non-controlling shareholder in the consolidated company, even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position

The Company applies the provisions of ASC 810 which provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. See also Note 1h.

Upon consolidation, the primary beneficiary initially records all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest.

The Company is considered to be the primary beneficiary of RBT since the Company holds the power to direct the activities which significantly impact the economic performance of these entity and has either an obligation to absorb losses or the right to receive benefits from them that could potentially be significant to their operations.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

e.	Bank deposits:

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income. As of December 31, 2010 and 2009, the Company held a short time interest bearing deposits in the amount of $1,192 and $1,000 respectively, with a weighted average interest of 3.5% and 0.5%, respectively.

f.	Marketable securities:

The Company classifies all of its marketable securities as available-for-sale securities in accordance with ASC 320, "Investment in Debt and Equity Securities". Such marketable securities consist primarily of U.S. government treasury bonds, U.S. agencies and government guaranteed debts which are stated at fair value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected as "accumulated other comprehensive loss" in equity.

Accumulated other comprehensive income (loss) includes accumulated unrecognized gains and losses on investments in marketable securities. Realized gains and losses on marketable securities are included in earnings.

The Company applied FASB ASC 320-10 effective April 1, 2009, which requires the Other-Than-Temporary Impairment ("OTTI") for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company holds its marketable securities as available-for-sale and accounts for them at fair value. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not that it will be required to sell, the investment before recovery of the investment's amortized cost basis.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

f.	Marketable securities (Cont.):

As such, the Company did not recognize any impairment charges on outstanding securities other than on certain investments in Auction Rate securities during the three years period ended December 31, 2010 (see also Notes 3 and 4). The total amount of credit losses recognized in earnings as of December 31, 2010 and 2009 was 119 and 0, respectively.

g.	Derivatives:

The Company's derivatives are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging. Those derivatives consist primarily of forward and options contracts the Company uses to hedge the Company's exposures to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets of liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities.

As of December 31, 2010, the Company had outstanding forward contracts to buy NIS and sell U.S dollar with a notional amount of $800 and outstanding options contract to buy NIS and sell U.S. dollar with a notional amount of $3,100. At December 31, 2010, the fair value of the Company's derivatives was $162 and is recorded as other accounts receivable and prepaid expenses in the Company's balance sheet. Such forward and option contracts are with maturity dates within the next 5 months.

The Company measured the fair value of the forward contracts in accordance with ASC 820 "Fair Value Measurements and Disclosures", at level 2.

During 2010, the Company recorded net gain of $427 in its statements of operations as part of the finance income, net line item.

The fair value of the open forward and option contracts recorded by the Company on its consolidated balance sheets as of December 31, 2010 and December 31, 2009, as an asset is as follows:

	December 31,	December 31,
	2010	2009
Derivatives not designated as hedging instruments:
Other accounts receivable and prepaid expenses	$162	$20

Total	$162	$20

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: first in, first out ("FIFO") method.

Finished products: Based on standard cost which includes material, labor and manufacturing overhead. Standard costs are monitored and updated as necessary, to reflect the changes in raw material costs and labor and overhead rates.

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $ 22,720 and $ 8,592 as of December 31, 2010 and 2009, is stated net of inventory reserves of $ 4,827 and $ 504 in each year, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing and laboratory equipment	10 - 40 (mainly 33)
Office furniture, equipment	7 - 30 (mainly 15)
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2010 the Company recorded an impairment charge on account of Fluorinex's intangibles assets in the amount of $ 1,319. During 2009 and 2008, no impairments losses have been identified.

k.	Investments in affiliated companies:

All investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company followed ASC 323 "Investments – Equity and Joint Ventures", to determine whether it should apply the equity method of accounting to investments in other than common stock, with regard to certain investments in preferred shares, and determined that they are not in substance common stock.

The Company's investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10. As of December 31, 2009, no impairment losses had been identified. During 2010, based on management's most recent analysis, the Company recognized an impairment loss of $ 850 relating to its investment in QRay (see also Note 7).

l.	Goodwill and intangible assets:

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, "Intangibles – Goodwill and Other". Under ASC 350, goodwill is not amortized but instead it is tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

l.	Goodwill and intangible assets (Cont.):

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test or more frequently if impairment indicators are present. The Company operates in two operating and reportable segments, with five reporting units which comprise its two segments. Goodwill is allocated to the reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. As of December 31, 2010, 2009 and 2008, no impairment charge was recorded.

m.	Revenue recognition:

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

Revenue from the sale of service contracts are recognized on a straight-line basis over the contract period. Revenue from service administered by the Company that is not covered by a service contract is recognized as the services are provided.

Revenue from some product sales to end users mainly in North America includes multiple elements within a single contract. The Company's accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

m.	Revenue recognition (Cont.):

The items included in the arrangements (deliverables) are evaluated pursuant to ASC 605-25 to determine whether they represent separate units of accounting. The Company performs this evaluation at the inception of an arrangement and as of the delivery of the items. Generally, the Company accounts for a deliverable separately if: a) the delivered item has standalone value to the customer, and b) there is objective evidence and reliable evidence of the fair value of the undelivered item, and c) if the Company has given the customer a general right of return relative to the delivered item, delivery of performance of the undelivered item is probable and substantially within the Company's control. The company establishes fair value of the undelivered item based on price charged by third parties and data available from which to estimate the volume of services provided during the term of the arrangement.

n.	Research and development costs: Research and development costs are charged to the income statement as incurred.

o.	Stock-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values in accordance with ASC 718, "Compensation-Stock Compensation". The Company estimates the fair value of employee stock options at the date of grant using a binomial valuation model and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

p.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earning per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive effect of options RSU's and SAR's considered to be outstanding during each year, in accordance with ASC 260, "Earnings Per Share".

q.	Fair value of financial instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, short term bank credit, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

q.	Fair value of financial instruments (Cont.):

The Company applies ASC 820, "Fair value and disclosure". Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency financial instruments and contingent consideration (See Note 4).

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" . ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

r.	Income taxes (Cont.):

The Company accounts for uncertain tax positions in accordance with ASC 740. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

s.	Severance pay:

The Company's liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits accumulated up to balance sheet dates.

The majority of the Company's agreements with its employees in Israel are in accordance with section 14 of the Severance Pay Law -1963. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments shall be made by the Company to the employee; therefore related assets and liabilities are not presented on the balance sheet.

Severance expenses for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $ 638, $ 652 and $ 761, respectively.

t.	Advertising expenses:

Advertising expenses are charged to the statements of income, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $ 2,727, $ 2,421 and $ 2,672, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

u.	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, derivative instruments, marketable securities, and trade receivables.

The majority of the Group's cash and cash equivalents are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing and, accordingly, low credit risk exists with respect to these investments.

The Company's marketable securities include investments in highly rated debentures of Israeli and U.S., Corporations and governmental bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities. As a result of the recent turmoil in capital markets, the Company has implemented additional measures with respect to its investment policy. Such measures included among others: reducing credit exposure to corporate sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no material off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

The Company's trade receivables are derived from sales to large independent distributors and to end-users world wide. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

The following table provides the detail of the change in the Company provision for doubtful debts for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Balance at the beginning of the year	$7,561	$5,876	$1,777
Charged to expenses	2,783	3,336	4,099
Write off	(4,453)	(1,651)	-

Balance at end of the year	$5,891	$7,561	$5,876

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

v.	Concentration of operational risk (Cont.):

The Company is subject to risks common to companies in the aesthetic laser industry, including (i) the Company's ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and adequate patent and other proprietary rights protection of its products and services, (ii) the content and timing of decisions made by the Food & Drug Administration and other agencies regarding the procedures for which the Company's products may be approved, (iii) the ability of the Company to manufacture adequate supplies of its products for development and commercialization activities, (iv) the accuracy of the Company's estimates of the size and characteristics of markets to be addressed by the Company's products and services, (v) market acceptance of the Company's products and services, (vi) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, and (vii) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.

In addition part of the groups companies (mainly Syneron) outsources the manufacturing of its products to three subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if customers place orders for unexpectedly large quantities of products. In addition, because the Company's subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, the Company could experience business interruption, increased costs, damage to the Company's reputation and loss of customers. In addition, qualifying new subcontractors could take several months. Management believes that the above mentioned risk is mitigated by diversification of production where each product is manufactured by more than one subcontractor. In addition, most of the subcontractors are affiliated with international firms and if needed a temporary solution could be found by shifting manufacturing out of Israel.

Many of the components that comprise the Company's products are currently manufactured by a limited number of suppliers. Although most of the components are obtained from at least three separate suppliers, the Company does not have the ability to manufacture these components. A supply interruption or an increase in demand beyond current suppliers' capabilities could harm the Company's ability to manufacture its products until it identifies and qualifies a new source of supply, which could take several months.

Any interruption in the supply of components or materials, or the Company's inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair the ability to meet the demand of the Company's customers, which would have an adverse effect on the Company's business.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

w.	Warranty:

The Company generally provides a one year to three year standard warranty for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The following table provides the detail of the change in the Company's product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the years ended December 31, 2010 and 2009.

	December 31,
	2010	2009

Warranty provision, beginning of year	$2,679	$2,683
Warranty accounts related to the acquisition of Candela	3,980	-
Charged to costs and expenses relating to new sales	8,202	1,073
Costs of product warranty claims	(8,007)	(1,077)

Warranty provision, end of year	$6,854	$2,679

At December 31, 2010, the short-term and long-term accrued warranty provision amounted to $ 5,780 and $ 1,074, respectively. At December 31, 2009, the short-term and long-term warranty provision amounted to $ 2,121 and $ 558, respectively.

x.	Comprehensive income (loss):

The Company reports comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that items of other comprehensive income relate to unrealized gains and losses on available-for-sale securities and currency translation adjustment.

y.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction in shareholders' equity.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

z.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

aa.	Impact of recently issued accounting standards:

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the possible impact of the standard on its consolidated financial statements.

ASU 2010-28 - In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The Company does not expect the adoption will have a material impact on its consolidated financial statements.

ASU 2010-29 - In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The Company does not expect the adoption will have a material impact on its consolidated financial statements.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Money market funds	$5,541	$-	$-	$5,541

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	2,074	-	-	2,074
Government sponsored enterprises- fixed interest rate	84,107	48	(20)	84,135
Corporate debentures - fixed interest rate	1,226	19	-	1,245

	87,407	67	(20)	87,454
Available-for-sale - matures after one year through three years:
Government debentures - fixed interest rate	2,230	156	-	2,386
Government sponsored enterprises - fixed interest rate	24,787	7	(41)	24,753
Corporate debentures - fixed interest rate	9,514	92	(26)	9,580

	36,531	255	(67)	36,719
Available-for-sale - matures after three years through five years:
Government debentures - fixed interest rate	1,521	134	-	1,655
Government sponsored enterprises - fixed interest rate	14,875	29	(170)	14,734

	16,396	163	(170)	16,389
Available-for-sale - matures after five years:
Auction rate securities	6,790	-	(373)	6,417

	6,790	-	(373)	6,417

	$152,665	$485	$(630)	152,520
Reclassification of certain securities to long-term				37,721

				$114,799

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 3:-          AVAILABLE-FOR-SALE MARKETABLE SECURITIES (CONT.):

	December 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Money market funds	$3,737	$-	$-	$3,737

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	80,621	5	(188)	80,438
Government sponsored enterprises - fixed interest rate	63,456	309	(29)	63,736
Corporate debentures - fixed interest rate	430	-	(6)	424

	144,507	314	(223)	144,598
Available-for-sale - matures after one year through three years:
Government debentures - fixed interest rate	249	-	(2)	247
Government sponsored enterprises - fixed interest rate	15,684	177	-	15,861
Corporate debentures - fixed interest rate	2,388	1	(37)	2,352
	18,321	178	(39)	18,460
Available-for-sale - matures after three years through five years:
Government debentures - fixed interest rate	3,511	285		3,796
Government sponsored enterprises - fixed interest rate	599		(65)	534
Corporate debentures - fixed interest rate	686	42	-	728

	4,796	327	(65)	5,058
Available-for-sale - matures after five years:
Auction rate securities	9,406	82	(583)	8,905

	9,406	82	(583)	8,905

	$180,767	$901	$(910)	180,758
Reclassification of certain securities to long-term				11,449

				$169,309

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 3:-          AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.):

The table below shows the fair value of investments in available for sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer as of December 31, 2010:

	Less than 12 months		12 months or longer		Total (*)
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair Value	Unrealized losses

Government sponsored enterprises	$66,244	$230	$-	$-	$66,244	$230
Corporate debentures	5,110	26	-	-	5,110	26
Auction rate securities	-	-	6,417	373	6,417	373

	$71,354	$256	$6,417	$373	$77,771	$629

(*)	As of December 31, 2010 there were 23 securities in a loss position.

NOTE 4:-	FAIR VALUE MEASUREMENT

In accordance with ASC 820, the Company measures marketable securities, auction rate securities, foreign currency derivative contracts and liabilities recognized with respect to contingent consideration in business combination, at fair value. Available for sale marketable securities are classified within Level 1 or Level 2. This is because marketable securities and foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities and liabilities with respect to contingent consideration are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.):

The Company adopted during the year ended December 31, 2010 ASU 2010-06 in which, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). As applicable to the Company, this update became effective during the year ended December 31, 2010, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$10,825	$-	$10,825
Auction rate securities	-	-	6,417	6,417
Government debentures	6,115	-	-	6,115
Government sponsored enterprises	-	123,622	-	123,622
Money markets funds	5,541	-	-	5,541
Foreign currency derivatives	-	162	-	162

Total	$11,656	$134,609	$6,417	$152,682

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$3,504	$-	$3,504
Auction rate securities	-	-	8,905	8,905
Government debentures	84,481	-	-	84,481
Government sponsored enterprises	-	80,130	-	80,130
Money markets funds	3,737	-	-	3,737
Foreign currency derivatives	-	20	-	20

Total	$88,218	$83,654	$8,905	$180,777

The below table presents the changes in Level 3 instruments measured on a recurring basis for the twelve months period December 31, 2010. The Company's Level 3 instruments consist of Auction Rate Securities (ARS) classified as available-for-sale with the unrealized losses, reported in accumulated other comprehensive income (loss) equity and in earnings. Fair value measurements using significant unobservable inputs (Level 3).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 4:-          FAIR VALUE MEASUREMENT (CONT.):

Consistent with the Company's investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2010 and at December 31, 2009 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated fair value of the Company's ARS holdings in collateralized debt obligations and a certain ARS as of December 31, 2010 and 2009 was $ 10 and $ 620, respectively, which reflects cumulative impairment of $ 2,740 and $ 7,502, respectively, to the carrying value of $ 10 and $ 620, respectively. Based on respective valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company has recorded a impairment charge of $ 119 in the year ended December 31, 2010, and $ 173 for the year ended December 31, 2009 reflecting the portion of ARS holdings that the Company has concluded have other-than-temporary decline in value (for legal claims regarding investments in ARS, see also Note 14c).

	Auction Rate Securities
	Year ended December 31,
	2010	2009

Beginning balance	$8,905	$9,505
Transfer into Level 3	-	-
Redemption at par value	(1,900)	(800)
Changes in realized and unrealized gains and losses included in earnings	265	(157)
Credit loss on securities for which other than temporary impairment was not previously recognized	(119)	-
Sales (*)	(771)	-
Changes in unrealized losses included in Other Comprehensive Income	37	357

Ending balance	$6,417	$8,905

(*)
During the year ended December 31, 2010 the Company sold approximately $ 5,300 par value of the ARS held by it for a total consideration of $ 771 which reflects a gain of $ 265 over the amount in which those ARS securities were recorded in the Company's balance sheet.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Government authorities	$641	$549
Prepaid expenses	5,053	1,202
Deferred taxes	7,603	263
Deposits with escrow agent	250	500
Other receivables	321	239

	$13,868	$2,753

NOTE 6:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$9,581	$2,673
Work in process	419	-
Finished products	12,720	5,919

	$22,720	$8,592

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2010	2009

Investment in QRay Ltd. (1)	$200	$1,050
Investment in a strategic partner (2)	7,769	-

	$7,969	$1,050

(1)
During 2007, the Company entered into a Share Purchase Agreement with Shaldot and QRay whereby the Company invested $ 1,050 in QRay in consideration of 9% of QRay's share capital. If QRay will meet certain milestones within three and a half years as from the closing of the transaction, the Company is obligated to invest an additional $ 450 in QRay. As of March, 2011, the period of the three and a half years elapsed and thus the Company is not obligated to invest additional funds in QRay.  The investment is stated at cost.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.):

(1)
Cont.:

The company evaluates the recoverability of the carrying value of its investments in affiliates when there are indications that a decline in value below carrying amount may be other than temporary in accordance with ASC 323-10. As a result of such evaluations, the company written down the carrying amount of the investment in QRay from $ 1,050 to its fair value of $ 200 resulting in impairment charges for other-than-temporary declines during the year ended December 31, 2010 in the amount of $ 850. The impairment charges are included in "Other income, net" in operating expenses in the accompanying statements of operations. The Company has determined that the estimated fair value of QRay of as of December 31, 2010 is not less than its related carrying value. The fair value of the investment in QRay was calculated by a third party appraisal using various valuation techniques and significant unobservable inputs (level 3).

(2)
On November 22, 2010, the Company entered into an exclusive supply agreement (herein "the agreement") with an existing customer of the Company (herein "the customer"). In connection with such agreement the Company invested $9,169 in exchange for preferred units which constitute an immaterial percentage of the customer's equity. The Company recorded the fair value of the preferred units received as part of the investments in affiliated companies and the fair value of the exclusive supply right in the amount of $1,400 was recorded as part of the intangible assets (see also note 9) based on its fair value as was calculated by a third party appraisal.

NOTE 8:-          PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost:

Computers, software, manufacturing and laboratory equipment	$8,460	$5,341
Leasehold improvements	1,705	1,529
Office furniture and equipment and vehicles	1,325	563

	11,490	7,433
Accumulated depreciation:

Computers, software, manufacturing and laboratory equipment	5,683	3,273
Leasehold improvements	1,263	994
Office furniture and equipment and vehicles	515	281

	7,461	4,548

Depreciated cost	$4,029	$2,885

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $ 2,473, $ 1,233 and $ 1,545, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average	December 31,
	useful lives	2010	2009
Original cost:

Patent	2.2	$1,899	$1,716
Distribution agreements	3.5	1,600	286
Brand name	2.0	295	295
In process R&D in accordance with ASC 350 (1)	2.0	773	983
Developed technologies (1)	4.1	29,533	18,625
Trade name	5.5	3,300	-
Covenant not to compete	1.5	1,200	-
Customer relationships	2.3	8,930	-
Exclusivity (see also Note 7(2))	1.7	1,400	-

		$48,930	$21,905
Accumulated amortization:

Patent		$1,670	$1,620
Distribution agreements		286	84
Brand name		161	65
Developed technology		2,901	614
Trade name		300	-
Covenant not to compete		400	-
Customer relationships		3,573	-

		9,291	2,383

		$39,639	$19,522

(1)
During the year ended December 31, 2010 the Company recorded an impairment charge in the total amount of $ 1,319 related to the assets acquired as part of the Fluorinex acquisition that occurred during 2009. The impairment charge was attributed to the following assets: In process R&D and Developed technology in the amount of $ 720 and $ 599, respectively.

During the years ended in 2010, 2009 and 2008, the Company recorded amortization expenses in the amount of $ 6,908, $ 694 and $ 592, respectively. The annual amortization expense relating to intangible assets existing as of December 31, 2010 is estimated to be as follows:

2011	$7,803
2012	6,899
2013	5,703
2014	4,440
2015	4,709
Thereafter	10,085

Total	$39,639

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 10:-        GOODWILL

Changes in goodwill for the years ended December 31, 2010 and 2009 according to Company's reporting units are as follows:

	Syneron	LI	Fluorinex	RBT	Pharos	Total

As of January 1, 2009	$-	$2,822	$-	$-	$-	$2,822
Acquisitions and others	8,206	53	1,501	2,528	-	12,288

As of December 31, 2009	8,206	2,875	1,501	2,528	-	15,110
Acquisitions and others	-	75	-	-	3,394	3,469

As of December 31, 2010	$8,206	$2,950	$1,501	$2,528	$3,394	$18,579

NOTE 11:-	SHORT TERM BANK CREDIT

As part of the acquisition of Pharos (see also Note 1j) the Company assumed Pharos's short term bank credit lines. The credit lines were obtained at an average interest rate of 3.0%. During February, 2011, the Company repaid the entire amounts under the bank credit lines.

NOTE 12:-        DEFERRED REVENUES

The Company offers extended service contracts that may be purchased after a standard warranty has expired. Service contracts may be purchased for periods from one to five years. The Company recognizes service contract revenue ratably over the life of the contract.

The following table reflects changes in the Company's deferred revenue during the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009

Beginning balance	$5,108	$8,717
Accounts related to the acquisition of Candela	18,211	-
Deferral of new sales	21,869	2,882
Recognition of previously deferred revenue	(25,719)	(6,491)

Ending balance	$19,469	$5,108

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 12:-       DEFERRED REVENUES (Cont.):

The following table reflects the Company's current and long-term portions of deferred revenues for the years ended December 31, 2010 and 2009.

	December 31,
	2010	2009

Total deferred revenue	$19,469	$5,108
Less: current portion	(14,941)	(4,206)

Long-term portion of deferred revenue	$4,528	$902

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Warranty accruals	$5,780	$2,121
Accrued expenses	11,408	6,300
Accrued commission	3,172	1,427
Employees and related expenses	9,517	3,569
Tax authorities	7,213	6,342
Other payables	1,101	269

	$38,191	$20,028

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

1.
In June 2004, the Company has entered into an agreement effective from December 1, 2003 and until 2021, for using know-how of a Tensor Technologies LLC, for the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Expenses in respect of royalties amounted to $ 602, $ 461 and $ 1,287 for the years ended December 31, 2010, 2009 and 2008, respectively, and were recorded as part of cost of revenues. See c below for legal proceedings with Tensor Technologies LLC.

2.
Candela has an agreement with the Regents of the University of California ("Regents") for exclusive license rights to the Dynamic Cooling Device ("DCD"), subject to certain limited license rights of Cool Touch, Inc. ("Cool Touch"), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc., obtained a license to the DCD on a co-exclusive basis with the Company, in certain narrower fields of use.

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2010, of $ 300 and a minimum annual royalty obligation of $ 1,000 or 3%, whichever is greater. The multi-year annual fee of $ 300 was paid to the Regents in a lump sum of $ 3,000 and is being amortized over the remaining life of the patent agreement, which as of December 31, 2010 was approximately five years. The royalty and the amortization of the annual license fee payment are reflected in the Company's consolidated statement of operations. The unamortized portion of the license fee payment is reflected in other receivables and in other assets at December 31, 2010.

At December 31, 2010, approximately $300 is included in other receivables and approximately $ 1,050 is included in long term assets. Expenses in respect of royalties amounted to $ 2,552 (greater of 3% or $ 1,000) for the year ended December 31, 2010, and were recorded as part of cost of revenues.

Commencing in 2011 the minimum royalty is $ 500 (agreement states the prepayment is the lower of $ 500 or 30% of prior year royalties but in no case can it be lower than $ 250).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENCIES (Cont.):

b.
Leases:

The Company leases several facilities and automobiles under non cancelable lease agreements. The facility leases can be adjusted for increases in maintenance and insurance costs above specified levels. In addition, certain facility leases contain escalation provisions based on certain inflationary indices. These operating leases expire in various years through fiscal year 2016. These leases may be renewed for periods ranging from one to five years.

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises and motor vehicles, that are in effect as of December 31, 2010, are as follows:

Year ended December 31,

2011	$3,267
2012	1,374
2013	555
Thereafter	162

$5,358

Rent expenses amounted to $ 3,391, $ 989 and $ 1,248 for the years ended December 31, 2010, 2009 and 2008, respectively.

c.	Legal claims:

1.
Palomar Medical Technologies, Inc. ("Palomar") filed a patent infringement action against Candela.  The complaint alleges infringement of U.S. Patent Nos. 5,595,568 (the '568 Patent) and 5,735,844 (the '844 Patent) by Candela's hair removal devices. In addition to seeking compensatory damages, the amended complaint, which added Massachusetts General Hospital as a plaintiff, requests that the court treble these damages, award attorney's fees, and provide injunctive relief. Candela's amended answer and counterclaims denies Palomar's claims, seeks a declaratory judgment of noninfringement, invalidity, and unenforceability of the '568 and '844 Patents, and alleges unfair and deceptive business practices by Palomar in violation of Massachusetts General Laws Ch. 93A. Candela seeks compensatory damages, and requests the trebling of these damages, attorneys' fees and injunctive relief. The case was stayed pending reexamination of the '568 and '844 Patents. Prior to the entry of the stay, a claim construction hearing was held, the court issued an order on November 8, 2007 construing the claims, fact discovery was closed, and expert reports were exchanged. The PTO subsequently issued Reexamination Certificates with respect to the '568 and '844 Patents, and the stay was lifted on January 5, 2010.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENCIES (CONT.):

c.	Legal claims (Cont.):

1.
Cont.

Palomar has dropped the '568 Patent from this lawsuit, and has elected to proceed solely on the '844 Patent. The parties exchanged supplemental expert reports on May 19, 2010. All of the expert depositions have been taken. Candela filed a motion for summary judgment of non-infringement with respect to all of the asserted claims, and of invalidity with respect to two of the claims, on August 12, 2010. Palomar filed an opposition to the motion on September 1, 2010, and Candela filed a reply on September 10, 2010. A hearing on the motion was held on September 14, 2010. The court has not yet decided the motion, and no trial date has been set.

In accordance with ASC 450, "Contingencies", as of December 31, 2010, the Company estimates the range of the loss contingency associated with the Palomar litigation claims to be in the range of $0 to $50 million. As the Company assessed that contingent losses related to Palomar proceedings are only reasonably possible, pursuant to ASC 450, an accrual has not been recorded for the loss contingencies.

2.
On November 14, 2008, Palomar Medical Technologies, Inc. filed a complaint against the Company's subsidiary, Syneron Inc. The complaint alleges infringement of U.S. Patent Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are the subject of reexaminations by the U.S. Patent Office, which has issued Notices of Intent to Issue Reexamination Certificates with respect to both patents. The case brought by Palomar against Syneron Inc. has been stayed pending the completion of the reexaminations. Palomar has moved to lift the stay and the stay had been lifted. The court held a scheduling conference in the case on January 6, 2010. At the conference, the court set the Markman hearing for November 17, 2010, and set other pre-trial dates. No trial date was set. The Company is denying all allegations and is planning to vigorously defend this case.

3.
On or about December 23, 2008, the Company received a letter from Tensor Technologies LLC (herein "Tensor") claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended). On February 19, 2009, the Company sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration, agreed upon an arbitrator and started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against the Company in the amount of $ 2,618. On November 1, 2009, the Company submitted a statement of defense and a countersuit in the amount of $ 4,367 for the restitution of the royalties already paid by it to Tensor. Tensor has submitted its statement of defense to the counterclaim submitted by the Company. The parties have begun discovery proceedings. On March 16, 2010, Tensor submitted its primary testimony affidavit. On May 2, 2010, the Company submitted its primary testimony affidavits. On June 2, 2010, Tensor submitted its supplementary affidavits. The parties have completed cross examinations hearings and are in the process of submitting summations to the arbitrator. The Company intends to vigorously defend this case.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 14:-       COMMITMENTS AND CONTINGENCIES (CONT.):

c.	Legal claims (Cont.):

4.
On March 10, 2009, a complaint was filed against Syneron, Inc. The complaint arises out of a fatal accident involving a contractor. The plaintiff, tripped and fell through a skylight on the roof of the building leased by Syneron Inc. The complaint also names the building owners, skylight manufacturer and various other parties and alleges a cause of action of negligenent maintenance of the building and failing to protect others from the dangerous condition of the roof and skylight. The complaint does not specify the amount of damages claimed by the plaintiff. The case is scheduled for trial on April 4, 2011. The Company intends to vigorously defend this case.

5.
During 2010, one of the Company's subsidiaries, Candela, received correspondence form BioCell, L.P. both directly and through its attorneys claiming that it improperly terminated a distribution agreement between the parties. BioCell claims damages in the amount of $390 to compensate BioCell for Candela's allegedly improper termination. Candela has issued a response contesting the claim of improper termination and any resulting damages.

6.
On September 15, and 24, 2009, two putative class action lawsuits were filed in the Superior Courts for Middlesex County and Suffolk County Massachusetts, respectively, against Candela and each of the members of Candela's Board of Directors, among others (the "Colp action" and the "Colombo action") alleging that members of the board breached fiduciary duties owed to Candela's stockholders through, among other things, the failure to maximize shareholder value and the use of unfair process in connection with the proposed merger between Candela and Syneron, and that Candela, with others, aided and abetted the purported breaches of fiduciary duties. The court consolidated the Colombo and the Colp actions. On November 23, 2009, the parties executed a memorandum of understanding ("MOU") expressing their agreement in principle to settle the actions. Pursuant to the MOU, Candela and Syneron agreed to reduce the termination fee in the merger agreement between Candela and Syneron from $ 2.6 million to $ 2.1 million and Candela agreed to make certain revisions to its proxy statement. The parties in April 2010 entered into a Stipulation and Agreement of Settlement incorporating many of the MOU terms (the "Stipulation"). No holder objected to the settlement, and after a final settlement hearing on September 8, 2010, the court approved the settlement, and dismissed the case. The court also ordered Candela to pay to plaintiffs' counsel attorneys' fees and expenses in the amount of $ 260, in accordance of the Stipulation. Candela's insurer has paid plaintiff's counsel the full settlement amount of $ 260.

7.
On February 19, 2008, Cardiofocus, Inc. filed suit against Candela in the United States District Court for the District Court of Massachusetts, asserting infringement of U.S. Patent Nos. 5,843,073; 6,159,203; and 6,547,780. On April 30, 2010, the court approved Cardiofocus' dismissal with prejudice of all claims against Candela.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 14:-      COMMITMENTS AND CONTINGENCIES (CONT.):

c.	Legal claims (Cont.):

8.
From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued an amount which it deems sufficient to cover probable losses from these and other claims. In addition, Company believes that none of the legal proceedings, other than the lawsuit initiated by Palomar against Candela, that are presently pending, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter, except for the claim involving Palomar against Candela, is not estimable. During the year ended December 31, 2010 the Company settled various legal claims and paid an amount of approximately $ 235.

NOTE 15:-      SHAREHOLDERS' EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

2.
In November, 2007, the Company announced that its Board of Directors authorized additional repurchases of up to $ 50,000 of its Ordinary shares. The repurchase program has no time limit and maybe suspended from time to time or discontinued. Under the above program, the Company repurchased during 2007 and 2008, 466,000 and 122,700 shares, respectively. The average purchase price per share was $ 15.50. Such purchases of Ordinary shares are accounted for as treasury stock and resulted in a reduction in shareholders' equity.

3.
Certain of the Company's officers, directors and major shareholders that hold Ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their Ordinary shares.

4.
During 2004 and pursuant to Israeli regulations, the Company paid stamp duty and recorded it as part of the initial public offering issuance expenses. During 2008, following a Supreme Court verdict, it was determined by the Court that such stamp duty should be paid by domestic companies which are traded in a foreign stock exchange and thus each entity may appeal to the tax authorities for reimbursement. The Company with its legal counsel approached the tax authorities and received during November 2008 the amounts originally paid. During 2008, the Company recorded an amount of $ 588 in additional paid-in capital as a result of the reimbursement of stamp duty in Israel.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (Cont.):

a.	Share capital (Cont.):

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

In connection with the adoption of the shareholder rights plan, the Company's board of directors declared a dividend of one right for each Ordinary share of the Company held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with the Ordinary shares of the Company. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares or commences a tender or exchange offer for 15% or more of the Company's Ordinary shares, except if such person or group has become an "Acquiring Person" pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares (except if such person or group has become an "Acquiring Person" pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $ 0.01 per share (subject to adjustment as provided in the plan), one and a quarter Ordinary shares of the Company. In addition, if, after a person acquires such ownership, the Company engages in a merger in which it is not the survivor or its Ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $ 0.01 per share (subject to adjustment as provided in the plan), one and a quarter times the shares of the acquiring company to which each of the shareholders of the Company is entitled to for each Ordinary share.

The Company's board of directors may redeem the rights at a price of $ 0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15% or more of the Company's Ordinary shares. The rights plan originally was in effect until November 9, 2009 and was amended and extended during 2009 to be in effect until November 30, 2010 and once again extended on December 30, 2010 by the Company's board of directors to be in effect until December 30, 2011.

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both Ordinary shares of the Company and the rights.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

b.
Syneron's option plan:

In 2004, Syneron adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively "the 2004 Plans"). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it sees fit.

As of December 31, 2010, there were 3,480,753 options available for future grant.

Under the 2004 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of one to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to four years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($ 0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

c.
Candela's option plan:

In January 2010, upon the consummation of the merger agreement with Candela (see also Note 1i), the Company assumed Candela's Third Amended and Restated 1998 Candela Corporation Stock Option Plan (1998 Plan), Candela's 2008 Candela Corporation Stock Plan (2008 Plan) and each of the following options to purchase Candela's common stock, stock appreciation rights or similar rights granted on Candela's common stock that were outstanding at such time, whether vested or unvested (Candela Awards):

1.
Candela Awards with an exercise or strike price less than or equal to $ 3.16, which is the product of (x) the price per our ordinary share on Nasdaq immediately prior to the effective time of the merger, which was $ 10.86, and (y) the exchange ratio of our ordinary share for each share of Candela common stock, which was 0.2911; and

2.	All Candela Awards subject to, and in accordance with the existing terms of, Candela's executive retention agreements.

All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

c.
Candela's option plan (Cont.):

As of December 31, 2010, there were 780,779 outstanding options and stock appreciation rights (SARs), granted under the 1998 Plan and the 2008 Plan, or Candela Plans.

Options and SARs granted under the 1998 Plan become exercisable on the date of grant or vest over a period of time, as specified by the committee established by Candela's board of directors, and expire ten years from the date of the grant. Upon exercise of a SAR, only the net number of ordinary shares issued in connection with such exercise shall be deemed "issued" for this purpose. The SARs granted to employees under the 1998 Plan vest over one to four years, while the SARs granted to directors vest over two years. Under the 1998 Plan, there were 560,920 outstanding options and SARs at December 31, 2010. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no options/SARs available for grant under this plan at December 31, 2010.

On October 27, 2008, the board of directors of Candela adopted the 2008 Plan. The 2008 Plan was approved by Candela's stockholders on December 12, 2008. Under the 2008 Plan, Candela was permitted to grant incentive stock options, non-qualified stock options, SARs, restricted stock awards and RSUs (collectively, Stock Rights). The SARs granted to employees under the 2008 Plan vest over one to two years. Under the 2008 Plan incentive stock options were granted to employees of Candela and non-qualified options, SARs, restricted stock and RSUs were granted to employees, officers, directors and consultants of Candela. Following the merger with Candela, Candela's board of directors administers the 2008 Plan.

Under the 2008 Plan, there were 219,859 outstanding options/SARs at December 31, 2010.

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

Stock options provide the holder with the right to purchase common stock. The exercise price per share of "incentive stock options" within the meaning of Section 422 of the U.S Internal Revenue Code of 1986, as amended, may not be less than the fair market value per share of common stock on the date of grant.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.):

c.
Candela's option plan (Cont.):

Stock Appreciation Rights ("SARs") provide the holder the right to receive an amount, payable in stock, cash or in any combination of these, as specified by a Committee established by the Board of Directors, equal to the excess of the market value of Candela common shares on the date of exercise over the grant price at the time of the grant. The grant price of a SAR may not be less than the fair market value per share of common stock on the date of grant, provided that the grant price of SARs granted in tandem with stock options shall equal the exercise price of the related stock option.

d.
The following is a summary of activities relating to the Company's stock options, and SAR's granted to employee and directors among the Company's various plans:

Transactions related to the grant of options and SAR's (as part of the acquisition of Candela) to employees and directors under the above plans during the years ended December 31, 2010, 2009 and 2008, were as follows:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of year	3,225,126	$12.22	3,843,001	$14.2	1,276,380	$23.87

Granted	1,066,150	$10.52	700,000	$7.28	3,156,466	$11.5
Issued pursuant to the acquisition of Candela (see Note 1i)	952,055	$16.29	-	$-	-	$-
Exercised	(413,391)	$5.7	(68,625)	$7.96	(61,650)	$0.0737
Forfeited	(1,193,154)	$12.11	(1,249,250)	$15.77	(528,195)	$23.12

Outstanding at end of year	3,636,786	$13.57	3,225,126	$12.22	3,843,001	$14.2

Exercisable options at end of year	2,178,037	$16.08	994,578	$17.16	802,499	$24.14

Vested and expected to vest	3,206,783	$13.59	2,035,754	$12.23	1,825,367	$15.38

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

d.
(Cont.):

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's Ordinary shares. Total intrinsic value of outstanding options, exercisable options and vested and expected to vest options as of December 31, 2010 was $ 5,557, $ 3,765 and $ 5,414, respectively.

The following table summarizes information relating to awards of RSUs:

	Year ended December 31,
	2010		2009		2008
						Weighted
	Number	Fair	Number	Fair	Number	average
	of RSUs	value of grant date	of RSUs	value of grant date	of RSUs	exercise price

Outstanding at beginning of year	47,079	$16.57	110,310	$20.28	271,301	$24.17
Granted	153,392	$10.27	-	$-	29,155	$12.13
Exercised	(23,950)	$19.47	(55,066)	$23.16	(124,220)	$24.05
Forfeited	(26,469)	$9.89	(8,165)	$22.29	(65,926)	$25.57

Outstanding at end of year	150,052	$10.85	47,079	$16.57	110,310	$20.28

Aggregate intrinsic value, at the date of exercise, of options SAR's and RSUs that were exercised during the years ended on December 31, 2010, 2009 and 2008 was $ 2,049, $ 667 and $ 3,320, respectively.

The options and SAR's outstanding as of December 31, 2010, grouped by exercise prices, were as follows:

Exercise price	Options outstanding as of December 31, 2010	Weighted average remaining contractual life years of options outstanding	Options exercisable as of December 31, 2010	Weighted average remaining contractual life years of options exercisable	Intrinsic value of options exercisable as of December 31, 2010

$1.41	147,104	8.05	147,104	8.05	$1,292
$4.81	73,081	8.63	73,081	8.63	393
$7.25-11.31	2,270,071	5.62	991,325	5.39	2,080
$14.0-15.51	324,097	5.30	144,094	6.77	-
$18.69-52.67	822,433	3.29	822,433	3.29	-

	3,636,786	5.23	2,178,037	4.98	$3,765

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

d.	(Cont.):

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2010, 2009 and 2008 were:

	Year ended December 31,
	2010	2009	2008

Weighted average exercise prices	$10.51	$7.28	$11.50

Weighted average fair value on grant date	$5.40	$3.82	$5.65

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2010, 2009 and 2008 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2010	2009	2008

Volatility	57%	65%	56%
Risk-free interest rate	2.76%	2.43%	3.06%
Dividend yield	0%	0%	0%
Post-vest cancellation rate *)	7%	5%	5%
Suboptimal exercise factor **)	2.8	2	2
Expected life (in years)	5.30	5.10	4.45

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented on an annual basis.

**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies' with similar characteristics to the Company for calculating volatility in accordance with ASC 718. The computation of historical volatility was derived from the comparable companies' historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 12 months ended December 31, 2010 and 2009 was 57% and 65%, respectively.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options. Weighted average interest rate used for the 12 months ended December 31, 2010 and 2009 was 2.76% and 2.43%, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

d.	(Cont.):

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2010 and 2009 was 0%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company's model.

The binomial model assumes that employees' exercise behavior is a function of the option's remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life derived from the binomial model was a weighted average of 5.3 and 5.1 years for options granted during the 12 months ended December 31, 2010 and 2009, respectively.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company's aggregate compensation cost for the years ended December 31, 2010, 2009 and 2008 totaled $ 3,196, $ 4,264 and $ 7,592, respectively.

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for years ended December 31, 2010, 2009 and 2008, was comprised as follows:

	Year ended December 31,
	2010	2009	2008

Cost of goods sold	$28	$28	$51
Research and development	808	528	295
Sales and marketing	809	1,421	3,860
General and administrative	1,551	2,287	3,386

Total equity-based compensation expense before taxes	$3,196	$4,264	$7,592

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 15:-      SHAREHOLDERS' EQUITY (Cont.):

d.
(Cont.):

As of December 31, 2010, there was $ 5,985 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.63 years.

e.
Dividends:

The Company has never paid cash dividends to shareholders.  The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant. In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollar subject to any statutory limitations.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 16:-       OTHER INCOME, NET

	Year ended December 31,
	2010	2009	2008

Legal settlement, net of legal cost (*)	$-	$3,975	$-
Bargain purchase price related to the acquisition of Candela (see also Note 1i)	8,525	-	-
Impairment of Intangibles assets (**)	(1,319)	-	-
Reevaluation of contingent consideration (see also Note 1g)	(1,625)	-	-
Impairment of investment in an affiliated company(see also Note 7)	(850)	-	-
Other	(193)	-	-

Total	$4,538	$3,975	$-

(*)
On March 27, 2009, the Company reached a settlement agreement with a financial institution resolving a dispute filed with FINRA in 2008 with regard to certain ARS securities managed by this institution. The parties reached an agreement to amicably settle the dispute for a total amount of $ 3,975 in return for a Dismissal with Prejudice and a signed release. The Company continues to hold the part of the ARS securities related to this claim (see also Note 4).

(**)
In accordance with the provisions of the impairment or disposal of long lived assets subsections of FASB codification sub topic 360-10, long live assets held and used with a carrying amount of $2,124 were written down to their fair value of $805 resulting in an impairment charge of $1,319 which was included in other operating income, net in the statement of operations for the year ended December 31, 2010. The fair value for such assets was calculated by a third party appraisal using the discounted cash flow which uses significant unobservable inputs (level 3) (see also Notes 2j and 9).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-     INCOME TAXES

a.	Israeli taxation:

1.
Corporate tax rate

For tax year 2010, Israeli companies are subject to "Corporate Tax" on their taxable income at the rate of 25%.

During July 2009, an additional reduction in the corporate tax rate was approved in the Israeli parliament ("the Knesset"), according to which the corporate tax rate is scheduled to decrease as follows:

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

In accordance with ASC 740, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

3.
Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is "Industrial Company", as defined by the Law for the Encouragement of an Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

a.	Israeli taxation (Cont.):

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

The Company has been granted the status of "Approved Enterprises", under the Law, for an investments program for the period ending in 2004, and the status of "Privileged Enterprise" according to the Amendment to the Law, for investments in 2005, 2007 and 2009 ("Programs").

In accordance with the Law and the Amendment, Syneron Medical Ltd. has chosen to enjoy an "alternative benefits track" status. Accordingly, Syneron Medical Ltd.'s income attributed to the Programs is exempt from taxes on income derived therefrom for a period of ten years starting in the year in which the Company first generates taxable income.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

a.	Israeli taxation (Cont.):

4.
(Cont.)

Out of the Company's retained earnings as of December 31, 2010, approximately $ 144,459 is tax-exempt earnings attributable to its Approved Enterprise programs and $ 60,573 is tax-exempt earnings attributable to its Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "Alternative benefits track" (tax at the rate of 10%-25%). Under the law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

As of December 31, 2010, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately up to $ 21,700 (depending on the tax rate as described above). If income attributed to the Privileged Enterprise is distributed as a dividend, including upon liquidation, the Company would incur a tax liability in the amount of approximately up to $ 9,086 (depending on the tax rate as described above). These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

a.	Israeli taxation (Cont.):

4.
(Cont.)

Income from sources other than the "Approved Enterprise" is subject to tax at regular Israeli corporate tax rate of 25%.

On January 2, 2011, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may elect to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. The Company does not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

The Company does not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

b.	Non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

c.
Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2010	2009

Net operating loss carryforward of subsidiaries	$31,374	$16,279
Tax Credits	1,895	-
Share-based compensation costs	2,944	4,826
Deferred tax asset from unrealized losses on available-for-sale marketable securities	26	2
Impairment of available-for-sale marketable securities	493	1,884
Company's capital losses carryforward (*)	7,886	8,114
Bad debt reserve	1,898	-
Deferred Revenues	1,463	-
Accrued warranty reserve	2,658	-
Other temporary differences	1,158	1,859

Total deferred tax asset before valuation allowance	51,795	32,964
Valuation allowance	(32,493)	(32,701)

Total deferred tax asset	19,302	263

Intangibles assets acquired	(12,984)	(5,919)

Total deferred tax liability	(12,984)	(5,919)

Net deferred tax asset (liability)(**)	$6,318	$(5,656)

(*)	The Company has a capital loss carryforward resulting from the difference between the reporting currency and the tax basis of the investments in Marketable securities.
(**)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2010	2009

Other receivables	$7,603	$263
Deferred taxes	4,930	-
Deferred tax liability	(6,215)	(5,919)

Net deferred tax asset (liability)	$6,318	$(5,656)

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

c.
Deferred Taxes (Cont.):

At December 31, 2010, the Company had cumulative net operating losses ("NOL") for US federal and state income tax return purposes of $82 million and $64 million, respectively. The federal NOL carryforwards expire in 2029 and 2030.  The state NOL carryforwards begin to expire in 2013.  The federal and state NOL carryforwards for tax return purposes is $9.4 million greater than its NOL for financial reporting purposes due to unrecognized tax benefits.  The Company also has foreign NOLs of approximately $0.1 million with an unlimited carryforward period.

Such losses are subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of NOL's is subject to an annual limitation if an ownership change results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.  The annual limitations may result in the expiration of losses before utilization.

The Israeli subsidiaries has an  available carryforward operating tax loss of $ 11,136 and $ 9,224 in 2010 and 2009, respectively to offset against future tax profits for an indefinite period.

At December 31, 2010, the Company had available federal research and development ("R&D") tax credit carryforwards of approximately $ 1.5 million expiring between 2020 and 2025 and other tax credits of approximately $ 0.9 million with an unlimited carryforward period. The Company also had available state research and development tax credits of approximately $ 1.1 million expiring between 2014 and 2021 including $ 0.3 million with an unlimited carryforward period. Federal and state R&D credit carryforwards for tax return purposes is $ 0.5 million greater than its federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity.  For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $ 32,493 and $ 32,701 at December 31, 2010 and 2009, respectively.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

c.
Deferred Taxes (Cont.):

For other entities, the Company has determined that the positive evidence outweighs the negative evidence for other deferred tax assets and concluded that these deferred tax assets are realizable on a "more likely than not" basis.  This determination was based on many factors, including the following:  (i) the net temporary differences resulting in the deferred tax assets and in the deferred tax liabilities are expected to reverse in similar time periods; (ii) the history of utilizing tax benefits, (iii) certain significant costs that are not expected to occur in future period contributing to the current year net operating loss, and (iv) expected future results of operations.

No amount for U.S. income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximately $ 14.3 million of accumulated foreign earnings to be indefinitely reinvested. In the event of distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, subject to an adjustment, if any, for foreign tax credits and foreign withholding taxes payable to certain foreign tax authorities. Determination of the amount of U.S income tax liability that would be incurred is not practicable because of the complexities associated with this hypothetical calculation; however, unrecognized foreign tax credit carry forwards may be available to reduce some portion of the U.S. tax liability, if any.

d.
Tax contingencies for unrecognized tax benefits:

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2010 was approximately $ 7,846 of unrecognized tax benefits (including interest and penalties) that, if recognized, would affect the annual effective income tax rate.  The unrecognized tax benefits and interest are recorded in deferred taxes and long-term obligations on the balance sheet.

The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The liability for unrecognized tax benefits at December 31, 2010 included accrued interest and penalties of $ 611. Tax expense recorded against the liability for unrecognized tax benefits for the year ended December 31, 2010, included reversal of interest and penalties of $ 288 million.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-       INCOME TAXES (Cont.):

d.	Tax contingencies for unrecognized tax benefits (Cont.): The changes to unrecognized tax benefits from January 1, 2010 through December 31, 2010, were as follows:

Gross tax liabilities at January 1, 2009	$5,052
Additions based on tax positions related to the current year	155
Additions for tax positions of prior years	1,135

Gross tax liabilities at December 31, 2009	6,342

Additions resulted from acquisition of Candela	2,076
Additions based on tax positions related to the current year	129
Additions for tax positions of prior years	1,645
Reductions for positions of prior years	(2,346)

Gross tax liabilities at December 31, 2010	$7,846

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2010:

Israel	-	2007 - present
United States	-	2003 - present
Germany	-	2006 - present
Canada	-	2005 - present
Japan	-	2005 - present
Spain	-	2006 - present

The Company's subsidiary, Candela, is currently under audit by the Internal Revenue Service ("IRS") for fiscal years 2003 through 2010. It is likely that the examination phase of this audit will be completed within 12 months; however, it is not possible to estimate the potential net increase or decrease, if any to the Company's unrecognized tax benefits during the next twelve months.

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-     INCOME TAXES (Cont.):

e.	Income (loss) before taxes:

	Year ended December 31,
	2010	2009	2008

Domestic	$(23,116)	$(23,955)	$1,136
Foreign	(9,329)	2,558	2,482

	$(32,445)	$(21,397)	$3,618

f.	Taxes on income:

	Year ended December 31,
Current taxes	2010	2009	2008

Domestic	$(2,414)	$1,489	$	(*) (600)
Foreign	643	202		403

	(1,771)	1,691		(197)
Deferred taxes
Domestic	(198)	1,549		(1,812)
Foreign	(3,141)	-		-

	(3,339)	1,549		(1,812)

Total (benefit from) provision for income taxes	$(5,110)	$3,240		$(2,009)

(*)	Includes the effect of a final tax assessment with the Israeli tax authorities for the years 2003-2005 in the amount of ($ 2,003).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 17:-      INCOME TAXES (Cont.):

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2010	2009	2008

Income (loss) before taxes, as reported in the consolidated statements of income	$(32,445)	$(21,397)	$3,618

Statutory tax rate	25%	26%	27%

Theoretical tax expenses (benefits) on the above amount at the Israeli Statutory tax rate	$(8,111)	$(5,563)	$977
Increase (decrease) in taxes resulting from "Approved Enterprise" benefits (1)	4,987	4,602	161
Difference in basis of measurement for tax purpose	452	408	(7,155)
Change in valuation allowance, net	(208)	1,842	4,309
Non-deductible stock based compensation	471	1,109	1,056
Non-deductible expenses	1,256	646	185
Bargain purchase price	(3,101)	-	-
Decrease in taxes resulting from tax settlement with tax authorities	-	-	(1,506)
Difference in tax rates	(933)	-	-
Others	77	196	(36)

Actual tax (income) expense	$(5,110)	$3,240	$(2,009)

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.15	$0.17	$0.01

Per share amounts (diluted) of the tax benefit Resulting from the exemption	$0.15	$0.17	$0.01

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 18:-       FINANCIAL INCOME, NET

	Year ended December 31,
	2010	2009	2008
Income:

Interest on cash equivalents	$27	$25	$373
Gain and interest on available-for-sale marketable securities	1,884	3,274	7,561
Interest on short-term deposits and structured note	-	-	510

Expenses:

Interest on short-term credit and bank commissions	(331)	(280)	(337)
Loss on available-for-sale marketable securities	(380)	(458)	(540)
Impairment of investments in marketable securities	(119)	(173)	(1,553)
Foreign currency transaction adjustments	(364)	(291)	(2,152)

	$717	$2,097	$3,862

NOTE 19:-      SEGMENT REPORTING

a.
General:

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's chief operating decision-maker in deciding how to allocate resources and assess performance. The Company's chief operating decision-maker (CODM) is a combination of both its chief executive officer and its chief financial officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating profit (loss).

b.
In 2010, following a change in the manner the CODM evaluates the financial information the Company has determined that it operates under two reportable segments in accordance with ASC 280 "Disclosure about Segments of an Enterprise and Related Information", The Company's operating segments are as follows:

1.
Professional Aesthetic Devices ("PAD"), in which the Company engaged in research, development marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market).

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 19:-     SEGMENT REPORTING (Cont.):

b.	(Cont):

2.
Emerging Business Units ("EBU"), includes RBT, LI, Pharos, Fluorinex and Syneron's home use products. The Company provides these products in various countries throughout North America, Europe, Israel and Asia Pacific.

c.
Financial data relating to reportable operating segments:

The following financial information is the information that management uses for analyzing its results. The figures are presented on a consolidated basis as presented to management. In 2009 and 2008, the Company's reporting segments were based on geographical unit (see d. below). Commencing 2010, following the change in the manner the company's CODM evaluates the financial information, the Company presents the segment information based on its reporting business units. Earlier periods, have been restated to present the information based upon those business units as required by ASC 280.

Segment operating profit (loss) is defined as income (loss) from operations. Expenses included in segment operating profit (loss) consist principally of cost of goods sold direct selling, delivery, general and administrative costs and research and development costs.

The tables below present financial information for the Company's two reportable segments:

	Year ended December 31, 2010
	PAD	EBU	Total

Revenues from external customers	$185,601	$3,927	$189,528
Operating loss	(27,285)	(6,117)	(33,402)
Financial income (expenses), net	813	(96)	717
Other income	240	-	240
Loss before taxes on income	(26,232)	(6,213)	(32,445)
Segment goodwill	8,206	10,373	18,579
Segment identifiable assets	$360,619	$14,166	$374,785

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 19:-      SEGMENT REPORTING (Cont.):

c.	(Cont):

	Year ended December 31, 2009
	PAD	EBU	Total

Revenues from external customers	$51,818	$2,908	$54,726
Operating loss	(20,845)	(3,211)	(24,056)
Financial income (expenses), net	2,207	(110)	2,097
Other income	-	562	562
Loss before taxes on income	(18,638)	(2,759)	(21,397)
Segment goodwill	8,206	6,904	15,110
Segment identifiable assets	$256,528	$13,739	$270,267

	Year ended December 31, 2008
	PAD	EBU	Total

Revenues from external customers	$111,340	$3,639	$114,979
Operating income (loss)	88	(332)	(244)
Financial income (expenses), net	3,984	(122)	3,862
Other income	-	-	-
Income (Loss) before taxes on income	4,072	(454)	3,618
Segment goodwill	-	2,822	2,822
Segment identifiable assets	$278,075	$3,211	$281,286

d.
The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2010, 2009 and 2008. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2010		2009		2008
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$66,123	$1,808	$27,978	$339	$60,202	$642
Europe	58,348	145	10,919	-	33,005	-
Asia Pacific	25,888	48	8,362	-	12,686	-
Japan	27,604	24	3,000	-	4,281	-
Israel	1,318	2,004	1,127	2,546	581	3,014
Others	10,247	-	3,340	-	4,224	-

	$189,528	$4,029	$54,726	$2,885	$114,979	$3,656

SYNERON MEDICAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, expect share and per share data

NOTE 20:-        EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2010	2009	2008
Numerator:

Net income (loss) attributable to Syneron's shareholders	$(25,536)	$(23,587)	$5,627

Denominator:

Weighted-average number of shares outstanding used in computing basic net earnings per share	34,369,105	27,526,401	27,410,187
Dilutive effect: stock options and RSUs	-	-	110,576

Total weighted-average number of shares used in computing diluted net earnings (loss) per share	34,369,105	27,526,401	27,520,763

Basic net (loss) earnings per share	$(0.74)	$(0.86)	$0.21

Diluted net (loss) earnings per share	$(0.74)	$(0.86)	$0.20

Anti-dilutive securities:

The following number of shares was excluded from the computation of diluted net earnings loss per Ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year ended December 31,
	2010	2009	2008

Ordinary shares	3,811,838	3,272,205	2,202,853

NOTE 21:-
SUBSEQUENT EVENTS

In February 2011, the Company closed an additional investment of $308 in consideration of 15,664 of RBT's Preferred A-1 shares constituting an aggregate of 2.55% of RBT's share capital on a fully diluted basis. The Company accounted for the additional investment and the increase in the holding percentage in RBT in accordance with ASC 810. Additionally, the Company provided RBT a loan in the aggregate amount of $308.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 28, 2011
Syneron Medical Ltd.

By:	/s/ Louis Scafuri
Louis Scafuri
Chief Executive Officer