Form 20-F
period 2011-12-31
Syneron Medical Ltd.
filed 2012-03-29
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, the Registrant had 35,328,771 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2011, including Candela Corporation. All references in this Annual Report on Form 20-F to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products; that our markets, including the home-use market, will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that, in light of the current economic crises, there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions will prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. This forward-looking statement does not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D, “Key Information – Risk Factors.”

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

The selected consolidated balance sheet data as of December 31, 2010 and 2011 and the selected consolidated statement of operations data for each of the years ended December 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and the selected consolidated statement of operations data for the fiscal years ended December 31, 2007 and 2008 have been derived from our audited financial statements not included in this Annual Report on Form 20-F. For supplemental Non-GAAP Income data please refer to operational results.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. Dollars, in thousands, except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$140,996	$114,979	$54,726	$189,528	228,321
Cost of revenues (*)	26,995	29,670	18,903	98,631	113,472

Gross profit	114,001	85,309	35,823	90,897	114,849
Operating expenses, net
Research and development (*)	12,511	13,783	13,220	26,837	28,334
Selling and marketing (*)	58,605	54,064	34,156	65,897	69,433
General and administrative (*)	11,860	17,706	16,478	36,103	33,730
Other expenses (income), net	-	-	(3,975)	(4,538)	32,208

Total operating expenses, net (*)	82,976	85,553	59,879	124,299	163,705

Operating income (loss) (*)	31,025	(244)	(24,056)	(33,402)	(48,856)

Financial income, net	3,254	3,862	2,097	717	1,015
Other income	-	-	562	240	35

Income (loss) before taxes on income	34,279	3,618	(21,397)	(32,445)	(47,806)
Taxes on income (benefits)	3,035	(2,009)	3,240	(5,110)	3,944

Consolidated net income (loss)	31,244	5,627	(24,637)	(27,335)	(51,750)
Net loss attributable to non controlling interest	-	-	1,050	1,909	955
Net income (loss) attributable to Syneron's shareholders	31,244	5,627	(23,587)	(25,426)	(50,795)
Net earnings (loss) per share:
Basic	$1.13	$0.21	$(0.86)	$(0.74)	$(1.44)

Diluted	$1.12	$0.20	$(0.86)	$(0.74)	$(1.44)

Weighted-average number of shares used in actual per share calculations:
Basic	27,690	27,410	27,526	34,369	35,158
Diluted	27,880	27,521	27,526	34,369	35,158

(*) Includes the following stock based compensation charges:

	Year ended December 31,
	2007	2008	2009	2010	2011

Cost of revenues	$278	$51	$28	$28	$40
Research and development	883	295	528	808	726
Selling and marketing	4,514	3,860	1,421	809	1,058
General and administrative	2,134	3,386	2,287	1,551	1,576

	As of December 31,
	2007	2008	2009	2010	2011
	(U.S. Dollars, in thousands, except for share amounts data)

Consolidated Balance Sheet Data
Cash and cash equivalents, deposits and securities	$203,687	$216,922	$206,130	$217,533	$171,061
Working capital	189,784	204,992	191,815	186,327	164,483
Total assets	269,276	211,286	270,267	373,276	323,011
Total liabilities	38,441	38,690	43,009	94,740	88,319
Retained earnings	148,573	154,338	130,751	105,325	54,530
Equity	230,835	242,596	227,258	278,536	234,692
Number of outstanding ordinary shares, par value NIS 0.01 per share	27,375,010	27,472,775	27,601,264	34,674,889	35,328,771

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

This Annual Report on Form 20-F contains certain statements that are intended to be, and are hereby identified as, “forward-looking statements.” We have based these “forward-looking statements” on our current expectations and projections about future events, which are subject to risks and uncertainties. The Company’s actual future results may differ significantly from those stated or implied in any forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below.

Risks Related to Our Business and Industry

Difficult conditions which began in 2008 in the global capital markets and the global economy have materially affected our business and results of operations and may continue to harm our ability to raise capital or debt.

The global economy has been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, fears of a sovereign debt crisis in certain European countries, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates, and uncertainty about economic stability. The global economic instability and uncertainty has had an adverse effect on our results of operations, and there can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, continued economic instability may have a material adverse effect on us and our ability to borrow money or raise additional capital. Similarly, our customers (and their patients) and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all.

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

We have created products that allow physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions including hair removal on all skin types; skin rejuvenation skin resurfacing and wrinkle reduction; vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas; tattoo removal, skin resurfacing scars, stretch marks and warts; removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito; acne and acne scars; sebaceous hyperplasia; pseudofolliculitis barbae (beard bumps or PFB); psoriasis; treatment for the temporary reduction in the appearance of cellulite; and reduction in thigh circumference and fat removal. Our failure to continue to penetrate our current market and penetrate new markets with our products, or manage the manufacturing and distribution of multiple products, could negatively impact our business, financial condition and results of operations.

The success of most of Syneron's products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology, and the adoption and acceptance of other technologies that we develop or acquire. The rate of adoption and acceptance may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products that either add to or improve our current products;

•	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

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

Demand for our products varies from quarter to quarter, and these variations may cause our revenue to fluctuate significantly. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors over which we have limited control may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, due to the general lack of reimbursement by third-party payors;

•	availability of attractive equipment financing terms for our customers, which may be negatively influenced by the current economic climate;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our direct sales force and independent distributors; and

•	delays in, or failures of, product and component deliveries by our subcontractors and suppliers.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 1, 2012, our patent portfolio consisted of 62 issued U.S. patents, and 106 patent applications pending in the U.S. (with an additional 307 applications pending internationally and 96 international patents), related to 162 patent families regarding our technology and products. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We rely on a combination of patent and other intellectual property laws as well as confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and control access, and distribution of our proprietary information. These measures may not be adequate to protect our technology from unauthorized disclosure, third-party infringement or misappropriation. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Additionally, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the U.S. or Israel.

Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.

Third parties have claimed, and from time to time may claim, that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first eighteen months following their filing and cannot be discovered until such patents applications are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past, have, among other things, led to license agreements pursuant to which we were required to pay license fees to third party claimants.

We may also become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. Following a successful third-party action for infringement, we may be required to pay substantial damages and, if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer significantly as a result. Infringement and other intellectual property claims, either against us or to protect our own intellectual property rights, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we are unsuccessful in defending against such litigation, a court could require us to pay substantial damages, or prohibit us from using and selling technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

We may become involved in litigation to protect the trademark rights associated with our company name or the names of our products. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we have to change the name of our products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Please see Item 8, “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

If we are not successful in coordinating our business with that of our subsidiaries, including our recently-acquired, wholly-owned subsidiary UltraShape, and in establishing efficient arrangements and agreements with such subsidiaries, then the benefits of the acquisitions that we completed in the last few years will not be fully realized and our business and the market price of our ordinary shares may be negatively affected.

In the last four years we have acquired various companies. Following the merger with Candela Corporation and other recent acquisitions, we and our subsidiaries have approximately 643 employees in a total of 26 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

Prior to their acquisition, each of the companies we acquired operated independently with standalone principal offices in several locations. We entered into these acquisitions with the expectation that they will result in benefits arising out of the coordination and arrangements between the target companies and the Company. We may experience difficulties coordinating the operations of the businesses we have acquired related to:

•	their separate geographic locations;

•
addressing inconsistencies in standards, controls, procedures and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers, customers and employees;

•	consolidating the subsidiaries’ business into our financial reporting system;

•	implementing internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002;

•	coordinating sales, distribution and marketing functions;

•	regulatory issues; and

•	cultural differences.

As a result of these and other factors, we may not successfully coordinate our business with that of our subsidiaries or establish efficient arrangements and agreements with them in a timely manner, or at all, and we may not realize the benefits and synergies of these acquisitions to the extent, or in the timeframe, anticipated. It is also possible that such integration could lead to the loss of key employees, diversion of the attention of our management, or the disruption or interruption of, or the loss of momentum in our or the subsidiaries’ ongoing business. Any of these possible outcomes can affect our ability to maintain our research and development, supply, distribution, marketing, customer and other relationships and affect our business and financial results. The occurrence of such negative results could adversely affect our operating results and, as a result, the market price of our ordinary shares.

In addition, we have incurred and expect to continue to incur significant costs and commit significant management time to coordinating our subsidiaries’ business operations, technology, development programs, products and personnel with our business. If we are unable to successfully coordinate our business with that of our subsidiaries, our business could be adversely affected.

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

From time to time, we evaluate potential strategic acquisitions of additional technologies and products. We also consider entering into additional joint venture agreements and other collaborations. We may not be able to identify appropriate targets or strategic partners, or successfully negotiate, finance or integrate any such products or technologies. Any acquisition that we pursue could diminish our cash position and divert management’s time and attention from our core operations.

We compete against companies that also have established products and significant resources, which may prevent us from maintaining and increasing market share or maintaining or improving operating results.

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd. and Palomar Medical Technologies, Inc., and Zeltiq Aesthetics, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox, Eleronic Acid and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to radio frequency, light, laser-based or ultrasound technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

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

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could use their greater financial resources to acquire other companies, to gain enhanced name recognition and market share, as well as to acquire or develop new technologies or products that could effectively compete with our existing product lines.

We outsource a significant portion of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products to customers on time.

 We outsource the manufacturing of products under the brand name of Syneron to two subcontractors located in Israel. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, the subcontractors located in Israel on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture product of the required quality.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Many of the components that comprise our products are currently manufactured by a limited number of suppliers, and we do not have the ability to manufacture these components ourselves. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply, which could take several months.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

In addition, our indirect subsidiary, Candela Corporation (Candela), uses Alexandrite rods to manufacture the GentleMax™, GentleLASE PRO® and the AlexTriVantage™ systems, which accounts for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. We cannot be certain that Candela's contract manufacturer will be able to meet Candela's future requirements at current prices or at all. To date, Candela has been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in its supplies could hurt its results.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in five locations in the U.S., five locations in Japan, and offices in Canada, Hong-Kong, China, Australia, Spain, Portugal, Germany, Italy, France and the United Kingdom. We depend on third-party distributors in territories in which we do not have offices, including in various countries in Europe, Asia, Africa and South America. We also depend on direct sales operations to sell our products in North America. Therefore, we are subject to risks associated with having worldwide operations. Substantially all of our revenues in 2009, 2010 and 2011, were generated outside of Israel, primarily in North America, Western Europe and Asia. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

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

If our international sales do not continue at the expected pace or suffer from greater challenges than expected, we will not experience our projected growth or will have decreased revenue and our financial results will suffer.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollar, Canadian Dollar and British Pound Sterling. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations, which may have a material adverse impact on our results of operations. During 2011, the U.S. dollar appreciated against the New Israeli Shekel by approximately 4.2%, the U.S. dollar strengthened against the Euro by approximately 3.2%, and the U.S. dollar depreciated against the Japanese Yen by approximately 5.0%. If the New Israeli Shekel were to strengthen in value in relation to the U.S. dollar, it would become more expensive for us to fund our operations in Israel. If the Euro continues to depreciate against the U.S. dollar it will decrease our revenues from operations.

Although we use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, for development, manufacturing, labeling, sale, promotion, distribution, shipping and servicing. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the U.S., it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from six to eighteen months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or longer, from the time the application is filed with the FDA. To date, none of our devices have had to be approved via PMA and we believe that very few (if any) of our currently planned products will be subject to PMA by the FDA. All products that we currently market in the U.S. have received 510(k) clearance for the uses for which they are marketed, or are products with minor modifications from our cleared products and are therefore covered by a Letter to File.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, would require a new 510(k) clearance or possibly PMA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not, or will not, require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to stop marketing and recall the modified devices. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products and/or their uses are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

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

We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex compliance scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a seizure of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 certification for the quality of our systems and products, and CE certification from the European authorized notify body and electrical and safety certification from authorized laboratories. Failure to comply with such standards could adversely impact our business.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain foreign regulatory clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain, and in maintaining, foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the U.S., or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

New regulations may limit our ability to sell to non-physicians.

We sell our products to physicians and “qualified practitioners” and, outside the U.S., also to aestheticians. International regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

Because many of the users of our products are not trained, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

In the U.S., federal regulations allow us to sell our products to, or on the order of, “qualified practitioners.” The definition of “qualified practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other qualified practitioners, including nurse practitioners, chiropractors and technicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to product liability claims and costly product liability litigation.

Product liability suits could be brought against us due to defective material or design, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, as well as underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Since inception, we have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continued coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

We forecast sales to determine requirements for our products and, if our forecasts are incorrect, we may experience either shipment delays or increased costs and inventory.

Our subcontractors keep limited materials and components on hand. To help them manage their manufacturing operations and minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements, subject to limitations on components lead time and long lead items. We also accept safety stock of long lead items in addition to the usual lead time. If our business expands more than anticipated, our demand would increase and our suppliers may be unable to meet our demand. If we overestimate our requirements, our subcontractors will have excess inventory, and may transfer to us any increase in costs. If we underestimate our requirements, our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

The expense and potential unavailability of insurance coverage for our customers could adversely affect our ability to sell our products and negatively impact our financial condition.

Some of our customers and prospective customers in the U.S. have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser and other light-based products due to the cost of or inability to procure insurance coverage.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2011, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We are a foreign private issuer under the rules and regulations of the SEC.  As such, we are exempt from a number of rules under the Exchange Act and we are permitted to file less information with the SEC than a full reporting company.

As a foreign private issuer we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act related to purchases and sales of our ordinary shares. If we will lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the U.S. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

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

We have entered into non-competition arrangements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from obtaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of such employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or intellectual property. In addition, Israeli courts have required the employer to prove that the employee received special consideration in return for his commitment not to compete with his employer in order to enforce the non-compete undertakings. If we are unable to demonstrate that harm would be caused to us or otherwise enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

U.S. Tax laws, regulations and interpretations may change, impacting our financial condition.

           The Company is subject to certain provisions of the U.S. Internal Revenue Code, which can change at any time, potentially impacting our financial condition. On February 3, 2012, the Internal Revenue Service issued proposed regulations that provide guidance on an excise tax imposed on the sale of medical devices under Internal Revenue Code Section 4191. The tax applies to the sale of certain medical devices in the U.S. by a manufacturer, producer or importer of the device. The tax is in the amount of 2.3% of the sale price and will apply to all devices that are sold beginning January 1, 2013. The Company is in the process of analyzing the impact of such tax (if any) on its future financial statements.

Risks Related to the Operations of Syneron Beauty

Syneron Beauty has a limited operating history, and we expect its financial condition and operating results to fluctuate on a seasonal, quarterly and annual basis in potentially unpredictable ways.

Syneron Beauty has a limited history of operations and its operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control. Factors relating to Syneron Beauty's business that may contribute to quarterly and annual fluctuations include the following:

•	the rate of market adoption of the mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices;

•	the receipt and timing of regulatory approval for, and the ability to successfully introduce the mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices;

•	the success of competitors’ products that are now available or that may become commercially available in the future;

•	the effectiveness of promotional and marketing campaigns conducted by us or competitors;

•	the success of international expansion efforts by us or competitors;

•	positive or negative media coverage of Syneron Beauty's products, competitors’ products or home-use aesthetic device market generally;

•	The timing of new product launches by our competitors;

•	seasonal variations in demand; and

•	changes in general economic conditions and the related impact on discretionary spending on aesthetic products.

Syneron Beauty may be unable to reduce its expenditures or inventory levels in a timely manner to compensate for any unexpected shortfall in sales. Accordingly, a significant shortfall in demand for its products could have an immediate and material adverse effect on its business, results of operations and financial condition.

Syneron Beauty's mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices are in the early stages of commercialization, and we are unable to predict if it will achieve significant market adoption.

Syneron Beauty launched mē, Tanda Acne Solution and Tanda Anti-Aging Solution in 2011 and it remains in the early stages of commercialization. The ability to significantly increase market adoption will depend upon a number of factors, including:

•	the success of sales and marketing efforts worldwide;

•	the demonstrated safety and effectiveness of the mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices;

•	the acceptance of mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices in markets within and outside of the U.S.; and

•	the perceived advantages and disadvantages of the mē, Tanda Acne Solution, Tanda Anti-Aging Solution and Tanda Pearl devices compared to alternative treatments.

If mē, Tanda Acne Solution, Tanda Anti-Aging Solution  and Tanda Pearl devices fails to achieve significant market adoption, Syneron Beauty's business, financial condition and results of operations would be negatively impacted.

The success of Syneron Beauty is largely dependent upon the growth of the home-use aesthetic device market, which is still small compared to the overall size of the skincare market.

Syneron Beauty's business plan is targeted at the emerging home-use aesthetic device market and its products have been designed to address this market. While we believe that Syneron Beauty's products enhance the growth potential of this market, we believe that other manufacturers’ failure to put their devices through rigorous clinical testing and comply with FDA-clearance requirements may be detrimental to market growth. If consumers do not view home-use devices as compelling alternatives to other OTC products or professional treatments, Syneron Beauty's market may not grow as anticipated. If home-use aesthetic devices fail to be adopted at the rate expected, Syneron Beauty's anticipated growth will be adversely affected and its results will suffer.

Failure to maintain and grow existing retail partner relationships and to establish new ones could materially harm Syneron Beauty's business.

Syneron Beauty's marketing strategy involves certain third-party retailer relationships. There are a number of risks inherent in establishing this as an effective channel of distribution, including:

•	there are no contractual commitments to sell Syneron Beauty's products, or to place future orders;

•	Syneron Beauty may get poor product placement, or store set-up and design;

•	the retailer may not effectively attract Syneron Beauty's target customer demographic; and

•	retailers may decide to carry directly competitive products, including their own private label products, and recommend those products over those of Syneron Beauty.

If Syneron Beauty is unable to maintain and expand effective retail partner relationships, its financial condition and expansion efforts could be materially harmed.

Misuse of Syneron Beauty products, failure to follow instructions for use of such products or product defects could harm the user, result in ineffective treatment, increase warranty costs and subject Syneron Beauty to product liability claims, which could harm its reputation and business.

mē, Tanda Acne Solution and Tanda Anti-Aging Solution are medical devices designed for home use by consumers. If consumers fail to understand or follow the instructions for use or bypass the built-in safety controls, they could be unsatisfied with the effectiveness of such product or they could be injured. Injury could also result if the products are defectively manufactured. Product liability lawsuits can be expensive and time consuming. Any product liability claims brought against Syneron Beauty, with or without merit, could increase product liability insurance rates or prevent Syneron Beauty from securing continuing coverage, harm its reputation in the industry, cause regulatory scrutiny and reduce product sales. Syneron Beauty currently has product liability coverage in amounts that it believes are adequate but Syneron Beauty may not have, or may not be able to obtain, insurance in amounts or scope sufficient to provide it with adequate coverage against all potential liabilities. Product liability judgments in excess of insurance coverage would be paid out of cash reserves, harming Syneron Beauty's financial condition and reducing operating results. In addition, Syneron Beauty provides a full replacement warranty that its products are free of defects and provides a full refund as part of its money-back guarantee program. Product defects, therefore, could increase warranty costs and harm Syneron Beauty's business.

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

The global economic recession, instability and uncertainty of the last several years has affected the economic conditions in Israel. If the economic deterioration in Israel continues, it may adversely affect our financial conditions and results of operations.

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

We have generated income and are able to take advantage of tax incentives and reductions resulting from the “Approved Enterprise” and “Privileged Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might have already received. In addition, these tax benefits may not be continued in the future at their current levels or at all. The termination or reduction of these tax benefits may increase our tax expenses in the future, which would reduce our expected net profits or increase our net losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under our first tax benefit plan, we have invested approximately $720,000 in fixed assets, of which $223,000 was invested from paid-in capital as required by the financing condition of the approved plan. Under our next three tax benefit plans, which were approved under an amendment to the Investments Law effective as of April 1, 2005, we invested approximately $529,000 (during 2004 and 2005 under the second plan), approximately $1,138,000 (during 2006 and 2007 under the third plan) and approximately $ 1,769,278 (during 2008 and 2009 under the fourth plan).  See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for further information about these programs.

Provisions of our articles of association and Israeli law may delay, prevent or make it difficult to acquire us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as classified board provisions. In addition, the transfer of our technology (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of our technology.

A shareholder rights plan was adopted on November 11, 2008 to ensure that all Syneron shareholders would be treated fairly in the event of any unsolicited takeover of the company. Citing the Company's sustained growth, financial strength and the dissatisfaction of its shareholders to the continuation of the shareholder rights plan, Syneron's Board of Directors decided that the protection offered by the shareholder rights plan was no longer warranted, and the plan was terminated effective May 31, 2011.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association.” for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law and our articles of association may delay or prevent our acquisition or make it difficult, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things,  voting at the general meeting of shareholders and class meetings, regarding amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is currently little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially and we expect will continue to do so.

The market price for our ordinary shares has been, and may continue to be, volatile. The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

•	the gain or loss of significant orders or customers;

•	recruitment or departure of key personnel;

•	the announcement of new products or service enhancements by us or our competitors;

•	possible delays in market acceptance of our new products;

•	potential increases in the level and intensity of price competition between our competitors and us;

•	announcements regarding clearance or non-clearance of regulatory approval;

•	quarterly variations in our or our competitors’ results of operations;

•	material litigation in which we are involved;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry;

•	absence of significant product backlogs;

•	our effectiveness in our manufacturing process;

•	unsatisfactory performance of our distribution channels, service providers, or customer support organizations;

•	timing of any acquisitions and related costs; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

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

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, if a dividend is distributed from income attributed to an “Approved Enterprise” or a “Privileged Enterprise”, which was exempt from tax under the provisions of the Law for Encouragement of Capital Investments, the Company will be subject to tax at the applicable corporate tax rate on the amount of such dividend grossed up with such corporate tax rate. We may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” or “Privileged Enterprise” status and not to distribute that income as dividends.

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

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is (972-73) 24-42200. The agent for service of process in the U.S. is National Corporate Research – LTD. Our website address is www.syneron.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on form 20-F is an inactive textual reference only.

We completed our initial public offering of our ordinary shares in August 2004. We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency, or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin and laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

In 2004, we introduced three new product platforms: the Galaxy, which combines the applications of the Aurora and the Polaris product platforms, the Vela, for the temporary reduction in the appearance of cellulite and the Comet, for hair removal. Our Galaxy and Comet platforms are covered by our present FDA clearances. In addition, in June 2005, the FDA granted 510(k) clearance to our Vela platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance, we are now permitted to sell the Vela in the U.S. to physicians.

Through numerous transactions from July 2005 through October 2008, we acquired Light Instruments Ltd. (Light Instruments), an Israeli company specializing in the development, marketing and sales of advanced dental laser devices.

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

On November 14, 2010, we transferred to Syneron Beauty Ltd. (described below) all of our holdings in Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, and all of our rights and obligations with respect to exclusive, global contractual rights to manufacture and distribute Fluorinex's products. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. Unlike other electro-chemical based fluoride systems, no electric current passes through the patient’s tissue, thus enhancing the safety of the device. As of October 9, 2011, our holdings in Fluorinex total 73.86% of the fully diluted share capital. During the first quarter of 2012, we launched the Tanda Pearl device to the consumer market in the U.S. and Canada. The Tanda Pearl device developed by Fluorinex and marketed by Syneron Beauty, Inc. whitens teeth using patented ionic technology to deliver whiter teeth within several sessions of five minutes each.  The technology of the device activates an ionic whitening gel when it comes in contact with your teeth.

On November 8, 2007, we announced our first share repurchase program. Under this program, we have repurchased, and may continue to repurchase, our outstanding ordinary shares in consideration of up to an aggregate amount of $50.0 million. Our repurchases may be made from time to time in the open market and may be initiated and discontinued by us at any time. Under this share repurchase program from November 1, 2007 to March 31, 2008, we repurchased 588,700 of our ordinary shares at an aggregate purchase price of $9.1 million. The Company does not intend to make additional purchases under the share repurchase program in the near future.

On February 12, 2008, we entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion whitening treatment pursuant to which we agreed to purchased Series A Preferred Shares of RBT equal to approximately 36% of RBT’s issued and outstanding share capital in consideration of up to $3 million. Of the $3M aggregate purchase price, $0.750 M was to be paid post-closing based on RBT achieving a certain milestone.  Prior to the completion date for that milestone, we agreed to advance the $0.750M milestone payment to RBT.  RBT did not achieve the milestone in accordance with the agreed upon schedule and as a result, the milestone payment was converted into a convertible loan bearing interest at the rate of LIBOR + 4%. As part of the February 2008 agreement, we received exclusive worldwide distribution rights to RBT’s products to the professional market. Additionally, in the framework of the February 2008 agreement, we entered into a Call Option Agreement with RBT shareholders pursuant to which we received a call option to purchase all securities of RBT for (i) a price based on a valuation of RBT of $50,000,000, plus (ii) payment of 4% of RBT’s annual net sales for an unlimited period following the exercise of the call option.  We may exercise this call option at any time until RBT reaches annual sales turnover of more than $20,000,000.

On November 9, 2009, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 9% of RBT’s share capital in consideration of approximately $0.2 million plus a potential earn-out in the event RBT merges or is acquired. In accordance with accounting pronouncements and because we are the primary beneficiary in RBT since November 2009, we have been consolidating RBT's results in our financial statements. In February 2011, we closed an additional investment of $0.31 million in RBT and received approximately 2% of RBT's share capital. Additionally, we also provided RBT a loan in the aggregate amount of $0.31 million bearing interest at a rate of 4% per annum. In September 2011, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 8% of RBT’s share capital in consideration of approximately $0.76 million. As of March 21, 2012, we held approximately 56% of RBT’s issued and outstanding share capital.

In November 2009, RBT announced the commercial launch of the elure™ topical whitening cream in several Asian markets. The elure advanced dermal whitening product is an enzymatic skin lightening product that targets and decomposes melanin to produce lighter and more luminous skin tone. This product line is based on a naturally-occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product does not include hydroquinone, which may cause side effects such as skin redness and a burning sensation.  We launched the elure in the U.S. and internationally during the fourth quarter of 2010 to physicians. For additional information about our investment in RBT, see "Major Shareholders and Related Party Transactions – Related Party Transactions".

In November 2008, we entered into an agreement with Inlight Corp., a San Diego, California-based research and development company, whereby for consideration of up to $4.0 million (conditioned upon Inlight's compliance with certain milestones) we purchased 100% of Inlight Corp.’s outstanding capital stock. Inlight has developed a carbon dioxide laser for fractional skin rejuvenation, which was launched in the U.S. and internationally in 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is Beijing Art Fact MediTech. Through this Chinese joint venture, we are able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. Syneron China commenced its operations during 2010 and currently has two offices in Beijing and Shanghai.

On January 5, 2010, we acquired Candela Corporation (Candela), which survived the merger as our indirect wholly-owned subsidiary. Following the completion of the transaction, we began to consolidate Candela's results in our financial statements. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela (which, together with certain outstanding Candela stock options and stock appreciation rights assumed by Syneron, were valued at $73.0 million). Candela manufactures and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California, in consideration of $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones (see also Note 1 to our consolidated financial statements). Primaeva developed a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, the ePrime, which has received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. We launched the ePrime in the first quarter of 2011.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred our non-professional aesthetic device activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our ELOS based consumer hair removal mē product  and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Syneron Beauty, Inc. (described below), Syneron Beauty, Inc. became a direct wholly owned subsidiary of Syneron Beauty Ltd. Syneron Beauty Ltd. and Syneron Beauty, Inc. hold the intellectual property dedicated to our home-use initiative, and they received a license to some of our other technologies used for other home-use products.

On December 7, 2010, we entered into a definitive agreement to acquire privately-held Syneron Beauty, Inc. (formerly known as Pharos Life Corporation), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Syneron Beauty, Inc. through potential performance-based, earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition, we also assumed $2.7 million in net debt.  The products of Syneron Beauty, Inc. are marketed directly to consumers through premium retailers under the Tanda™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Syneron Beauty, Inc. will continue operating as our indirect wholly-owned subsidiary and the Tanda™ business will be integrated into our consumer home-use initiatives.

On September 16, 2011, we entered into a comprehensive settlement agreement with Palomar Medical Technologies, Inc. ending a patent dispute on mutually agreeable terms.  For more information regarding this settlement see "History and Development of the Company – Intellectual Property Litigation" and "Financial Information – Legal Proceedings".

On February 8, 2012, we signed a definitive agreement to acquire Ultrashape Ltd. (Ultrashape), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Ultrashape is the sole operating entity of Ultrashape Medical Ltd., which trades on the Tel Aviv Stock Exchange (symbol: ULSP), and it owns all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. Under terms of the agreement, we will acquire 100% of the outstanding shares of Ultrashape from Ultrashape Medical Ltd. for $12.0 million in cash. The acquisition closed February 13, 2012.

On March 14, 2012, Syneron acquired substantially all the assets of TransPharma Medical Ltd. (TransPharma), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology. Syneron acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3.6 million in cash. TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch. The Viador system is expected to provide a commercial opportunity within the professional and home-use aesthetic device markets.

On March 20, 2012, Syneron announced that it made an equity investment in Juvenis, an Israel-based company focused on commercializing advanced biopolymer compounds for use in aesthetic tissue augmentation. Juvenis’ first product under development is Tenergel™, a unique dermal filler initially intended for use in high-volume aesthetic applications and body contouring procedures. Under terms of the agreement, Syneron made an initial equity investment in Juvenis of $1.0 million in cash, with potential additional development milestone payments totaling $3.0 million. The agreement also includes a call option for Syneron to acquire all of the shares of Juvenis. Tenergel is an injectable, biodegradable dermal filler with a natural tissue-like feel that is expected to provide safe and long lasting (more than 12 months) results and a low cost of manufacturing. Syneron’s equity investment and development milestone payments are to be used by Juvenis to advance the development of Tenergel towards commercialization.

Principal Capital Expenditures

We had capital expenditures of approximately $2.1 million in 2011, $10.1 million in 2010 and $9.0 million in 2009. We expect that our capital expenditures will be approximately $2.0 million in 2012. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2011 consisted of the purchase of general equipment totaling $2.1 million. Our capital expenditures in 2010 consisted of an investment in an affiliated company totaling $9.2 million and the purchase of general equipment totaling $0.9 million.  We expect our capital expenditures in 2012 to consist of additional purchase of general equipment.

B.	BUSINESS OVERVIEW

Overview

We break out our financial results into two segments - our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU, in order to provide increased transparency to results. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide (professional market). Our EBU includes RBT, Light Instruments, Fluorinex and Syneron Beauty's home-use products.

Professional Aesthetic Devices (PAD)

Our Syneron product line consists of one or more hand pieces and a console that incorporates the multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform additional applications by adding additional hand pieces and installing a software module in the console. We seek to deliver to our professional users the ability to generate increased revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty.

During 2000 and 2001, our primary activity was the development and approval of our first product platform, the Aurora, which utilizes our ELOS technology. We received our CE Mark approval in Europe in November 2001, and launched sales of the Aurora product platform in December 2001. We received 510(k) clearance from the FDA for hair removal for the Aurora product platform in July 2002. In October 2002, we received 510(k) clearance from the FDA to market the Aurora product platform for the treatment of superficial benign vascular and pigmented lesions. In August 2002, we introduced the Aurora product platform commercially in the U.S.

We launched the Polaris product platform in May 2003, after receiving our CE Mark approval in Europe for the product in December 2002. In April 2003, we received 510(k) clearance from the FDA to market the Polaris product platform for leg vein treatment as well as other types of vascular lesions. In December 2003, we introduced the Polaris product platform commercially in the U.S.

We received our CE Mark approval in Europe for the Pitanga product platform in May 2003. During the fourth quarter of 2003, we launched the Pitanga product platform for the treatment of acne and hair removal in Europe and Canada.

We launched the Galaxy product platform in May 2004. We received our CE Mark approval in Europe for the Galaxy product platform in May 2004. The 510(k) clearances from the FDA also provide the regulatory basis for the marketing of the Galaxy product for all applications. We introduced the Galaxy product platform commercially in the U.S. in May 2004.

In 2005, we introduced the VelaSmooth product platform in the U.S.. These products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference. Also, in the first quarter of 2006, we launched three new platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bi-polar radio frequency energy. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The eLaser™ platform combines diode laser technology with bi-polar radio frequency and offers ultra fast hair removal, as well as upgradeability to our leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bi-polar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of our ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

In the second quarter of 2007, we completed the development of a Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles. The collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration for effective treatment of wrinkles.

In August 2007, our Vela™ platform received FDA 510(k) pre-market clearance in the U.S. and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marked the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

In the first quarter of 2008, we introduced our Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The Matrix RF applicator is equipped with our SelecPulse™ which allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bi-polar, non-laser and non-light-based aesthetic device capable of creating tunable ablation impact, simulating the effects of different types of ablative / coagulative lasers used for a range of aesthetic applications. These applications include resurfacing, with minimal or no patient downtime. Matrix RF is being sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece increases ease-of-use for physicians performing treatments. The Matrix RF features a single-use disposable treatment tip, which can be purchased in boxes for ten treatments. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face, as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently include the Matrix IR applicator. In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the U.S. for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and for use in dermatological procedures requiring ablation and resurfacing of the skin (FDA). In the third quarter of 2008, we commenced selling our Matrix RF applicator.

In the first quarter of 2008, we also introduced our LipoLite platform. Our LipoLite is a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety. For our customers, the LipoLite product is comfortable to use, upgradable to support future applications and fits easily on tabletops to save floor space in small operating rooms. In May 2008, our LipoLite platform received FDA 510(k) clearance in the U.S. for laser-assisted lipolysis and additional dermatological procedures. In the third quarter of 2008, we commenced selling our LipoLite platform in the U.S.

In December 2008, we launched our eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the Select Pulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

In June 2009, we introduced a new treatment modality called Sublative Rejuvenation™. Sublative Rejuvenation utilizes a fractionated bi-polar radio frequency technology in which heat energy is effectively placed into the dermis, producing dermal remodeling with minimal amount of epidermal disruption. While traditional fractional technologies are most aggressive at the epidermal level, Sublative Rejuvenation delivers energy with minimal epidermis ablation.

In June 2009, we also launched VelaShape IITM for cellulite and circumferential reduction resulting in body contouring. VelaShape II offers practitioners added features and benefits, including increased power for shorter treatment sessions, a reduced number of sessions, and an advanced Clever™ terminal, a diagnostic digital user interface to improve both consistency in treatment results and patient comfort.

Our indirect subsidiary, Candela, researches, develops, manufactures, markets, sells, distributes, and services laser systems used to perform procedures addressing patients' aesthetic medical and cosmetic concerns. Candela offers a comprehensive range of products based on proprietary technologies focusing on the major aesthetic and cosmetic laser applications. Candela's products include:

•
Dynamic Cooling Device (DCD) is a device which cools the top layer of the skin while leaving the targeted underlying hair follicle, vein or other structure at normal temperature. As a result, higher levels of laser energy can be delivered during treatment, while minimizing thermal injury, pain, and the inconvenience associated with anesthetics while maintaining treatment efficacy. The design of the hand-held DCD enables the practitioner to clearly see the area being treated, and the combined efficiency of the lasers and DCD reduces the risks of overtreatment. The DCD delivers the appropriate amount of cooling quickly and consistently. Currently, DCD is available as an option on several Candela laser systems.

•
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

•
AlexTriVantage™ is a total all-color tattoo and pigmented lesion solution using multi-wavelength technology in conjunction with Candela's "laser-pumped-laser" hand piece technology. It also includes a new long pulse mode which offers advanced rejuvenation treatments for a wider variety of pigmented lesions. It is Candela's fastest and most powerful q-switched alexandrite laser with a touch-screen technology for user friendly interface.

•
The GentleLASE™ family of alexandrite lasers offers a powerful, fast, efficient, and easy to use systems for treatment of permanent hair reduction, vascular lesions, wrinkle reduction and the treatment of pigmented lesions. It includes a large spot size of 18mm, resulting in faster treatment times. It treats most skin types and includes a delivery system that allows treatment of a patient from head-to-toe without repositioning laser. The GentleLASE features a lightweight, compact design with multiple spot sizes and applications. In addition, it includes DCD epidermal cooling which eliminates the need for gels. We stopped manufacturing the GentleLASE in 2011following the release of our new GentleLase Pro.

•
The GentleYAG™ family of Nd: YAG lasers provide fast, effective permanent hair reduction for every skin type including tanned or dark skin, treatment of beard bumps and leg and facial veins. It is one of the fastest, most powerful Nd:YAG lasers on the market today. One of the largest spot (18mm) on any Nd:YAG laser, it includes multiple spot sizes for multiple applications and multiple configurations. In addition, it includes DCD epidermal cooling which eliminates the need for gels.

•
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

•
Smoothbeam™ is a diode laser, for treatment of acne and acne scars, sebaceous hyperplasia and wrinkle reduction. It features 1450 nm wavelength, which stimulates new collagen growth to treat fine lines and wrinkles. The Smoothbeam offers a quick, effective, non-invasive treatment for patients. In addition, it includes DCD epidermal cooling. The Smoothbeam product has been discontinued and we stopped manufacturing the Smoothbeam in 2011. The 1450nm technology behind this product is being further refined and we expect to re-introduce the technology in a new product at a future date.

In December 2010, we launched the CO2RE Fractional CO2 Resurfacing System, which is a versatile carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation.

In November 2011, we launched the eLase™ with Motif™ laser hair removal system. The eLase system has received CE Mark approval from the European Union and is available in select European and Asian markets. The eLase system combines Syneron's proprietary ELOS bi-polar radio frequency energy with diode laser energy. This combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the new Motif LHR hair removal applicator with Motif mode that leverages the energy combination to allow high frequency, lower energy treatments that are virtually pain free with shorter treatment times than competitive devices. The system also includes a new Motif IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

In November 2011, we unveiled the eTwo™ platform. The eTwo platform, along with its Sublime™ and Sublative™ applications, received FDA approval and CE mark for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment.  The eTwo platform offers several new features, including the Sublime application utilizing the ELOS combination of infrared light and bi-polar radio frequency energies. The Sublative application, also included in the eTwo platform, comes with a new advancement highlighting the release of the Sublative iD™ tips offering customers with a re-connectable solution to further maximize treatment options.

With the acquisition of UltraShape in February 2012, we acquired the UltraShape® Contour I V3, an advanced solution for non-invasive body sculpting. The Contour I V3 uses Vertical Dynamic Focus™ (VDF) pulsed (non-thermal) focused ultrasound to permanently destroy fat cells providing patients a noninvasive, no-downtime solution to reduce localized fat deposits and body circumference. The UltraShape system targets and selectively destroys fat cells (adipocytes), leaving critical surrounding structures such as blood vessels, nerves and connective tissue unharmed. It is the first clinically proven solution that offers measurable lasting body sculpting results with no need for maintenance treatments. The Contour I V3 is indicated for body sculpting and circumferential reduction of the lower and upper stomach, waist and thighs.

The Contour I V3 is approved in Europe and has been submitted for regulatory approval in China. In the U.S., the FDA sent a letter to the Company on January 19, 2012 approving its Investigational Device Exemption application to conduct a clinical study of the Contour I V3. The Company estimates that the results of the study will be submitted to the FDA during the fourth quarter of 2012. Assuming that no additional proceedings will be required beyond this study, the Company estimates that FDA approval will be received during the first half of 2013. UltraShape's products, which are targeted at the core physician market, have been sold in more than 50 countries, have an installed base of 700 systems, and have been used to perform more than 200,000 procedures.

Emerging Business Unit (EBU)

In the first quarter of 2007, our subsidiary Light Instruments launched the LiteTouch system, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The LiteTouch system is a portable laser system which makes the use of the device similar to that of mechanical drills. The LiteTouch system has a small footprint, which saves floor space and facilitates integration into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.  Total sales of the LiteTouch platform were $3.3 million in 2010 and $4.1 million in 2011, of which $1.8 million and $2.7 million were recorded in Europe for each year, respectively.

In November 2009, RBT announced the commercial launch of the elure™ topical whitening products in several Asian markets. In November 2010, elure™ became available to a selected number of U.S. physicians, with a broader North American and international launch in 2011. The elure advanced dermal whitening product is the first scientifically proven enzymatic skin lightening treatment that targets and decomposes melanin to reveal a visibly lighter and more luminous skin tone. This product line is based on the scientific discovery of a naturally-occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other whitening products in the market, the elure product line does not contain Hydroquinone, which may cause side effects such as skin redness and a burning sensation.

Our indirect subsidiary, Syneron Beauty, Inc., markets its products directly to consumers through premium retailers under the Tanda™ brand name. The Tanda product line is sold through exclusive distribution agreement with premium retailers and is sold to physicians in the US and Canada through a distributor. These products are supplemented by specially formulated pre-treatment topical gels and system accessories. Tanda products are user-friendly and deliver a combination of clinically proven results, convenience and value. Tanda treatment categories include:

Tanda Acne Solution products that offer an effective and natural solution for the treatment and prevention of mild to moderate inflammatory acne. The product uses blue LED light to kill the P.acnes bacteria, the bacteria that cause acne. The products are cleared for over-the-counter (OTC) use by the US FDA and has received CE mark approval.

Tanda Luxe Wrinkle Treatment Device products that combine concentrated red light therapy, sonic vibration and gentle warming in a massaging treatment head to provide both the sensory and anti-aging benefits of a professional treatment. Tande Luxe’s concentrated beams of red light therapy are delivered by an LED array that produces a fractional phototherapy effect, effectively reversing signs of aging. Red light increases the production of collagen and elastin to produce a more youthful-looking complexion over time. The product is FDA cleared for the treatment of fine lines and wrinkles in the Periorbital region.

Tanda Professional Restore products that increase circulation to target areas to relieve aches, pains and stiffness in muscles and joints. The product works by delivering warm therapeutic light deep into targeted body tissue.

Tanda Pearl Device product, developed by Fluorinex Active Ltd. and marketed by Syneron Beauty, Inc. in the U.S., that whitens teeth using patented ionic technology to deliver visibly whiter teeth within several sessions of five minutes each.  The technology of the Pearl device activates a unique ionic whitening gel when it comes in contact with your teeth.

In January 2011 the FDA granted 510(k) clearance to our Tanda™ Light Emitting Diode (LED) system for skin rejuvenation with prescription.  In October 2011, the FDA granted 510(k) clearance to our new Tanda™ Luxe Light Emitting Diode device to consumers (OTC). We launched this product during the fourth quarter of 2011. We also launched our Tanda Zap acne spot treatment device in the second quarter of 2011, and our Tanda Clear+ professional acne treatment solution in the fourth quarter of 2011.

The Syneron Solution

We design, develop and market innovative aesthetic medical products based on our various proprietary technologies, including our Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, and laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to target, or select, accurately the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort. Following the launch of our first product, the Aurora, based on our ELOS technology in December 2001, our revenues were $11.5 million in 2002, $35.0 million in 2003, $57.9 million in 2004, $87.4 million in 2005, $117.0 million in 2006, $141.0 million in 2007, $115 million in 2008, $54.7 million in 2009, $189.5 million in 2010, and 228.3 million in 2011 (note that effective 2010, our results included the revenue of Candela).

Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, when combined, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have relied solely on optical energy or solely on radiofrequency energy.

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

Our ELOS technology is embedded in most of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include: enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns. Our ELOS technology is also embedded in our mē home use product.

Our indirect subsidiary Candela has a product line which offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. Since Candela's foundation, it has continuously developed and enhanced applications for laser technology. In the mid-1980's Candela began developing laser technology for medical applications, and since that time has shipped approximately 16,000 systems to over 60 countries. Since the early 1990's Candela has focused its resources on developing laser and light-based technology for use solely in cosmetic, dermatological, and aesthetic applications.

Our Products

Our products address a wide variety of treatment alternatives. Our products range from PAD, which comprise Syneron's and Candela's traditional business, to our EBU products, which are primarily targeted at the home-use consumer market. Our EBU products include elure skin lightening, Tanda LED systems, mē hair removal system, and Light Instruments’ dental laser device, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination. Our products which we currently market or service are summarized in the table below.

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

Aurora	Hair Removal, Improving the skin’s appearance(2), Acne treatment	PAD	Physicians	Light + RF	U.S.: Third Quarter 2002 Rest of World: Fourth Quarter 2001

Pitanga	Hair Removal, Acne treatment	PAD	Aestheticians Medical Spas	Light + RF	Rest of World: Fourth Quarter 2003

Polaris	Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	PAD	Physicians	Laser + RF	U.S.: Fourth Quarter 2003 Rest of World: Second Quarter 2003

Galaxy	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment	PAD	Physicians	Light + RF / Laser + RF	U.S.: Second Quarter 2004 Rest of World: Second Quarter 2004

Comet	Hair Removal	PAD	Physicians Aestheticians	Laser + RF	U.S.: Fourth Quarter 2004 Rest of World: Fourth Quarter 2004

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

VelaSmooth	Appearance of Cellulite, Thigh circumference reduction (in 2007), Body contouring	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Second Quarter 2005 Rest of World: First Quarter 2005

eStyle	Hair Removal, Improving the skin appearance, Acne treatment, Wrinkles reduction (Skin Tightening)	PAD	Aestheticians Spas	Light + RF	Rest of World: First quarter 2006

eLight	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction(ST)	PAD	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eLaser	Wrinkles treatment, Leg Veins treatment, Other Vascular Lesions treatment; Hair removal	PAD	Physicians	Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eMax	Hair Removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg Veins treatment, Other Vascular Lesions treatment, and wrinkles with the ST applicator	PAD	Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

VelaShape	Appearance of Cellulite, Reduction of thigh circumference	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2007 Rest of World: Third quarter 2007

VelaShapeII	Appearance of Cellulite, Reduction of thigh circumference	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2009 Rest of World: Third Quarter 2009

VelaSmooth Pro	Appearance of Cellulite, Thigh circumference reduction (in 2007), Body contouring	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth Quarter 2009

LipoLite	Laser-assisted lipolysis	PAD	Physicians	Laser	U.S.: Third Quarter 2008

eMatrix	Ablation and resurfacing of the skin	PAD	Physicians	RF	U.S.: Fourth Quarter 2008 Rest of World: Fourth quarter 2008

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

CO2RE	Skin Resurfacing, Wrinkle & Scar Reduction, Traditional Fractional Ablative Treatments	PAD	Physicians	Laser	US: Fourth quarter 2010 Rest of World: Fourth quarter 2010.

ePrime	Facial wrinkles	PAD	Physicians	RF	U.S.: First quarter 2011 Rest of World: First quarter 2011

eTwo	Ablation and resurfacing of the skin, wrinkles	PAD	Physicians	RF	U.S.: fourth quarter 2011 Rest of World: fourth quarter 2011

Dynamic Cooling Device	Skin Cooling	PAD	Physicians	Cryogenic Cooling	U.S.: First Quarter 1998 Rest of World: First Quarter 1998

GentleMax	Hair Removal, Skin Rejuvenation and Leg and Facial Veins treatment	PAD	Physicians	Laser	U.S.: Second Quarter 2007 Rest of World: Second Quarter 2007

AlexTriVantage	Tattoo and Pigmented Lesion Solution	PAD	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

GentleYAG	Hair Removal, Beard Bumps Treatment, and Leg Vein Removal	PAD	Physicians		U.S.: First Quarter 2004 Rest of World: First Quarter 2004

Vbeam	Vascular Lesions Elimination including Port Wine Stain Birthmarks, Rosacea, Leg and Facial Veins, Post-Operative Bruising and Skin Rejuvenation Treatment	PAD	Physicians		U.S.: Second Quarter 2000 Rest of World: Second Quarter 2000

Smoothbeam	Acne Treatment, and Acne Scars, Sebaceous Hyperplasia and Wrinkle Reduction	PAD	Physicians		U.S.: First Quarter 2004 Rest of World: First Quarter 2004

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

GentleLASE	Hair Removal, Vascular Lesions, Wrinkle Reduction and Treatment of Pigmented Lesions	PAD	Physicians		U.S.: First Quarter 1998 Rest of World: First Quarter 1998

GentleLASE Pro	Hair Removal, Vascular Lesions, Wrinkle Reduction and Treatment of Pigmented Lesions	PAD	Physicians		U.S.: Second Quarter 2011 Rest of World: Second Quarter 2011

LiteTouch	Dental Laser	EBU	Dentists	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

elure	Skin Lightening	EBU	Physicians	Melanozyme	U.S.: Fourth Quarter, 2010 Rest of World: Fourth Quarter, 2010

Luminaze	Skin Brightening	EBU	Consumers	Melanozyme	U.S.: Fourth Quarter, 2011 Rest of World: Fourth Quarter, 2011

mē	Hair Removal	EBU	Consumers	Light + RF	Rest of World: Second Quarter, 2010

Tanda Acne Solution	Acne Treatment and Prevention	EBU	Consumers	414nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

Tanda Anti-Aging Solution	Wrinkle Reduction	EBU	Consumers	660nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

Tanda Professional Restore	Relieve Aches, Pains and Stiffness in Muscle	EBU	Consumers	870nm Led Light	Canada: First Quarter, 2010

Tanda Pearl	Teeth Whitening	Emerging Business Unit	Consumers	Ionic whitening gel technology	US and Canada: First quarter, 2012

eLase™ with Motif™	Hair Removal	PAD	Consumers	Bi-polar radio frequency energy with diode laser energy	Europe and Asia: Fourth Quarter, 2010

UltraShape Contour I V3	Circumference reduction for body contouring	PAD	Physicians	Focus Ultrasound with RF	Europe and Canada: First Quarter 2010 Asia / Pacific: Third Quarter 2011 Latin America: Second Quarter 2010

(1)
Regulatory clearance has been received in the U.S. and Europe for each indicated application for all products. In each market in which our products are sold, other than the U.S. and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Sales and Marketing

PAD

Syneron and Candela's Product Line

We market our professional aesthetic devices products to dermatologists, plastic surgeons and other cosmetic physicians in North America and to cosmetic physicians and other qualified practitioners outside North America. We also focus on additional aestheticians and medical spas throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

We sell our products directly through our subsidiaries in the U.S., Canada, Israel, Spain, Portugal, France, Germany, Italy, United Kingdom, China, Hong Kong, Japan and Australia, and indirectly through distributors in more than 70 additional countries. Our U.S. and Canadian sales efforts are headquartered in Irvine, California, and we manage several separate territories in the United Stated and Canada. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, Africa, the Asia-Pacific region and South and Central America.

Our customer support strategy in North America is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. For Candela products sold in North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron products sold in North America, we offer a three-year parts and services warranty that covers disposable applicator, parts and regular system maintenance. The small size and weight of Syneron products enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the event of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

EBU

Our non-professional aesthetic devices products are primarily targeted at the home-use consumers. In the U.S. we sell, market and distribute our products both directly and through prestigious retailers. Outside the U.S., we sell, market and distribute our products through retailers and through a chain of distributors. Generally, we enter into distribution agreements for a period of one to three years with automatic extension to the extent that the distributor has satisfied all his obligations under the distribution agreement, including with respect to purchasing targets.

Revenues by Geographic Market

	Year ended December 31,
	2009		2010		2011
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	27,978	51.1%	66,123	34.9%	78,525	34.4%
Europe	10,919	20.0%	58,348	30.8%	78,182	34.2%
Asia-Pacific	8,362	15.3%	25,888	13.7%	30,489	13.4%
Japan	3,000	5.4%	27,604	14.5%	29,572	13.0%
Israel	1,127	2.1%	1,318	0.7%	5,050	2.2%
Others	3,340	6.1%	10,247	5.4%	6,503	2.8%
Total	54,726	100%	189,528	100%	228,321	100%

Manufacturing

Syneron's Product Line

We outsource manufacturing of our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures. We use two principal manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001, as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services. We control and monitor the quality of our products by testing each product and through extensive involvement in the production process at the facilities of our subcontractors.

The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase order basis. The contracts have initial one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party three months written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers.

We procure the diode laser component of our products on behalf of our third-party manufacturers from a limited number of suppliers. We have flexibility to adjust the number of diode lasers we procure as well as the delivery schedules. The forecasts we use are based on historical demands and future plans. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components. We reduce the potential for delays by maintaining relationships with multiple suppliers of diode lasers. The time required to qualify new suppliers for the diode laser components, or to redesign them, could cause delays in our manufacturing. To date, we have not experienced significant delays in obtaining our diode laser components.

Candela's Product Line

Our indirect subsidiary Candela designs, manufactures, assembles and tests its branded products at its Wayland, Massachusetts facility.

Candela's facility has ISO 13485 certification and has established and maintains a quality system that meets the requirements of ISO 13485:2003 according to both EC Directive 93/42/EEC and Canadian Medical Devices Regulation. The ISO 13485 certification demonstrates that Candela conforms to quality system requirements for the design, development, production, servicing and distribution of medical lasers and accessories.

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

Candela uses Alexandrite rods to manufacture the GentleMax™, GentleLASE™, GentleLASE Pro™ and the AlexTriVantage™ systems, which account for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. To date, Candela has not experienced significant delays in obtaining dyes, optical and electro-optical components, electronic components, Alexandrite rods and other raw materials for its products. Candela believes that over time alternative component and subassembly manufacturers and suppliers can be identified if its current third party manufacturers and suppliers fail to fulfill its requirements.

Research and Development

Syneron's Research and Development

Our research and development activities are conducted internally by a research and development staff consisting of 118 employees (including employees of Candela, Ultrashape and other subsidiaries). Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology, as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our EBU segment.

Until 2007, our research and development efforts have been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also focus on the development of technologies which are not based on our ELOS technology. Our gross research and development expenditures were $13.2 million in 2009, $26.8 million in 2010 and $28.3 million in 2011 (the amounts for 2010 and 2011 include Candela). We estimate our gross research and development expenditures for 2012 will be $29.3 million.

Candela's Research and Development

Our indirect subsidiary Candela is currently conducting research on a number of applications by its in-house research and development staff consisting of 26 employees. Candela's core competencies include applied laser physics and technology, tissue optics, photochemistry, light-tissue interaction, clinical research, aesthetic laser applications, engineering and design of medical laser devices, and collaborative research with leading academic and medical institutions.

When Candela discovers new technologies or applications with commercial potential, it assembles a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Candela's research and development team works with its operations group to design its products for ease of manufacturing and assembly, and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with the right balance of features, clinical benefits, performance, quality, and cost.

Historically, Candela's research and development effort has relied primarily on internal development building on its core technologies. Today, in addition to its internal team, Candela's regularly engages the services of independent engineering and development firms to assist in the acceleration of new product development.

Candela also conducts joint research with physicians affiliated with various medical and research institutions. One example of technology developed through joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. Candela anticipates continuing joint research and licensing arrangements with reputable medical research institutions as well as leading physicians in our field.

Syneron's Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of March 1, 2012, our patent portfolio consisted of 62 issued U.S. patents, and 106 patents applications pending in the U.S. (with an additional 307 applications pending internationally and 96 international patents), related to 162 patent families relating to our technology and products. We have filed and expect to file future patent applications in the U.S. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights.

In addition, our indirect subsidiary, Candela, has numerous patents and has a number of patent applications pending to protect its rights in certain technical aspects of hair removal, wrinkle removal, acne treatment, benign vascular lesion, pigmented lesion, and other laser systems. As of March 1, 2012, Candela's patent portfolio consisted of 26 issued U.S. patents, 21 patents applications pending in the U.S. and an additional 6 applications pending internationally and 35 international patents. In addition to Candela's portfolio of issued patents and patent applications, Candela licenses patented technology from third parties. Candela uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000 regarding patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights provided to Cool Touch, Inc. (Cool Touch), a competitor of Candela, in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use.

Our trademarks include among others, Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, elure, Refirme, VelaShape, LipoLite, Sublative Rejuvenation, VelaShapeII, elure, Candela, GentleMax, AlexTriVantage, QuadraLASE, GentleYAG, GentleYAG Pro Vbeam, Smoothbeam, GentleLASE, GentleLASE Pro, GENTLECOOL, GentleYAG, GentleMAX Pro, eLase Motif, CO2RE, e2, eTwo, eMatrix, MATRIX IR, MATRIX RF ePlus, ePrime, LiteTouch, Me, Me My Elos, Refirme, Science. Results. Trust., Sublative, Sublime, Transcend, Triniti, Luminaze, Tanda, Zap, Transpharma, and ViaDor. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada and certain other countries.

In most cases, our consultants and employees are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them in most cases to agree to disclose and assign to us all inventions conceived in connection with their services to us. However, there can be no assurance that these confidentiality and assignment agreements will be enforceable or that they will provide us with adequate protection.

Intellectual Property Litigation

Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (Candela), were each involved in separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) and Massachusetts General Hospital (“MGH”), alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively.   On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and MGH ending the patent disputes on mutually agreeable terms. The comprehensive settlement agreement includes two Non-Exclusive Patent Licenses.  Under the first agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, worldwide, fully paid-up, and irrevocable license to the ’568 and ’844 Patents and foreign counterparts for their professional laser and lamp-based hair removal systems. Pursuant to this agreement, we paid Palomar $31 million, and Palomar received a royalty free license to certain Candela patents. Under the second agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, royalty bearing license in the U.S. to the ’568 and ’844 Patents for consumer home-use lamp-based hair removal products.  We will pay royalties to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. In addition, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents.

Competition

Although we are the global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., Palomar Medical Technologies, Inc., Zeltiq Aesthetics Inc as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

Competition among providers of laser and other light-based products in the aesthetic medical market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser, light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Additional competitors may enter the market and we are likely to compete with new companies in the future. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by, these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.

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

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other regulatory bodies, to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

•	product design and development;

•	product compliance and performance testing;

•	software validation;

•	product manufacturing;

•	product biocompatibility and safety testing;

•	product labeling and control;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion; and

•	product sales, distribution and service.

Each of our products currently marketed in the U.S. has received 510(k) clearance or has Letter to File documentation for the uses for which it is being marketed.

FDA’s Pre-market Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either prior 510(k) clearance or pre-market approval (PMA) from the FDA. The FDA's 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain and generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a registration or a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring PMA. All of our current products that are being marketed in the U.S. are class II devices.

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

Our subsidiary, Candela received FDA clearance to market the GentleLASE family of products in 1997 for the treatment of dermatological vascular lesions, hair removal in 1998, permanent hair reduction in 2001, and treatment of wrinkles and benign pigmented lesions in 2003. Candela received clearance to market Smoothbeam mid-IR diode laser in 2000 for dermatological procedures relating to the ablation, incision, excision, and vaporization of soft tissue, and for acne indications in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of hypertrophic and keloid scars, vascular lesions, and the hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions and cutaneous lesions and periocular wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also, in December 2006, Candela received FDA clearance to market its GentleMAX product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles.

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

The primary regulatory environment in Europe is that of the European Union, encompassing most of the major countries in Europe. Several member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking (CE Mark), indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. In the second quarter of 2003, we received certification for ISO 13485:2003. An ISO 13845:2003 certificate reflects the voluntary adoption of harmonized standards; however, compliance with such standards establishes a presumption of conformity with the essential requirements for a CE Mark. In the third quarter of 2001, our facility was granted a CE Mark approval certification. The CE Mark approval and ISO 13485:2003 are valid until March 2014 and January 2015, respectively.

Federal Communications Commission and other governmental agencies governing the use of radio frequency energy. Our products generate and use radio frequency energy, and therefore may be subject to technical, equipment authorization and other regulatory requirements in the countries and regions where they are marketed or distributed. In the U.S., our products are subject to the Federal Communications Commission’s equipment verification procedures, under which the manufacturer is required to determine, or verify, that the equipment complies with the applicable technical standards and to keep a record of test measurements demonstrating compliance before the equipment can be marketed or sold in the U.S.. Any modifications to our products may require re-verification before we are permitted to market and distribute the modified devices.

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

We have 25 active subsidiaries as follows:

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

•	Syneron (Beijing) Medical & Cosmetics Enterprise Ltd., in which we own 51% of its fully diluted share capital as of December 2008.

•	Light Instruments Ltd., an Israeli corporation which is a wholly-owned subsidiary of ours as of October 2008.

•	Inlight Corp., a California corporation, which is a wholly owned subsidiary of ours as of November 4, 2008.

•	Rakuto Bio Technologies Ltd., an Israeli company in which we own approximately 56% of its issued and outstanding share capital as of March 21, 2012.

•	Fluorinex Active Ltd., an Israeli company, in which we own indirectly 73.86% of its fully diluted share capital as of October 9, 2011.

•	Primaeva Medical, Inc., a company based in Pleasanton, California which is an indirect wholly owned subsidiary of ours as of October 26, 2009.

•	Syneron Beauty, Inc. – a Canadian corporation which is an indirect wholly-owned subsidiary of ours as of December 7, 2010.

•	Tanda Health & Beauty Inc. – A Delaware corporation which is an indirect wholly owned subsidiary of ours as of December 7, 2010.

•	Syneron Beauty Ltd. - an Israeli corporation which is a direct wholly-owned subsidiary of ours as of November 14, 2010.

•	UltraShape Ltd. – an Israeli corporation which is a direct wholly-owned subsidiary of ours as of February 13, 2012.

•	UltraShape NA, Inc. – a Delaware corporation which is an indirectly wholly owned subsidiary of ours as of February 13, 2012.

•	UltraShape Europe B.V. – a Netherlands corporation which is an indirectly wholly owned subsidiary of ours as of February 13, 2012.

•	Candela Corporation, a Delaware corporation, which is an indirect wholly owned subsidiary of ours as of January 5, 2010. Candela Corporation has 8 active subsidiaries as follows:

•	Candela KK – a Japanese corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Iberica, S.A. – a Spanish corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Deutschland GmbH - a German corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela France SARL – a French corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Italia – an Italian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela (U.K.) Limited – a U.K. corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Corporation Australia PTY, Ltd. – an Australian corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

•	Candela Portugal, Unipessoal Lda. – a Portugal corporation which is an indirect wholly-owned subsidiary of ours as of January 5, 2010.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel, pursuant to a lease that expires in December 2013. We have an option to extend our lease for an additional two year period. We and our subsidiaries, Light Instruments Ltd., Fluorinex Active Ltd., Syneron Beauty, and RBT occupy approximately 37,254 square meters pursuant to a separate lease in this facility until February 2016. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in September 2013. Our Canadian subsidiary leases a 14,257 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expire in July 2012. Our Hong-Kong subsidiary leases a 2,575 square foot facility in Hong-Kong pursuant to a lease that expires in March 2013. Inlight Corp. leases a 840 square foot facility in Irvine, California pursuant to a lease which is renewable on a monthly basis. Primaeva Medical, Inc. leases approximately 14,137 square foot for its operations in Pleasanton, California pursuant to a lease that expires in June 2013. Syneron Beauty Inc. leases a 4,725 square foot facility in Cambridge, Ontario pursuant to a lease that expires on June 30, 2012, and a 1,979 square foot facility in New York, NY pursuant to a lease that expires on July 15, 2015. Our Chinese subsidiary leases a 460 square foot facility in Beijing, China pursuant to a lease that expires in May 2016. Our UtraShape subsidiary leases two facilities in Yokneam Illit, Israel, a 16,824 square foot facility, the lease for which expires on December 31, 2012, and a 7,535 square foot facility, the lease for which expires on May 31, 2012.

Candela Corporation leases approximately 38,000 square foot for its operations in Wayland, Massachusetts pursuant to a lease that expires on December 31, 2013. Candela Corporation also leases approximately 1,400 square foot facility in Cranbury, New Jersey for its diode operation pursuant to a lease that expires on December 15, 2012.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases five offices in Japan in Tokyo (two), Osaka, Nagoya, and Fukuoka. These leases expire between September 16, 2012 and May 24, 2014.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on January 1, 2014 and August 15, 2017, respectively.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on October 14, 2012.

•	Candela France SARL – leases a facility in Villebou Sur Yvette, France expiring on June 30, 2013.

•	Candela Italia – leases a facility in Formello, Italy expiring on March 3, 2017.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on September 18, 2012.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2013.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

In recent years we introduced several new products and product platforms, such as the eTwo platform and eMatrix, under a recurring-revenue business model. We believe that our recurring-revenue business model offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to the replaceable treatment modules available under the plan. Our goal is that the recurring business model, once fully implemented, will deliver attractive operating margins both from the sale of the system as well as the sale of the consumable modules. To the extent possible, we intend to offer this recurring-revenue business model on some of our future product introductions and increasing our recurring-revenue stream proportionally as the installed base for our newer units increases.

We generate our revenues primarily from the sales of our professional aesthetic devices. We also generate a portion of our revenues from the recognition of service revenue and from the sale of consumables. We expect product service revenue to increase over time as our installed base continues to grow. We also generate a portion of our revenues from the sale of our products by our Emerging Business Unit, which involves products that are primarily targeted at the home-use consumer market.

In order to provide increased transparency, we break out our financial results between our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU includes RBT, Light Instruments, Fluorinex and Syneron Beauty's home-use products. EBU products include elure skin lightening, Tanda LED systems, mē hair removal system, Light Instruments’ dental laser devices along with pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination.

For the year ended December 31, 2011, the Company's financial results and operations were affected by a comprehensive settlement agreement entered into on September 16, 2011 ending a patent infringement lawsuit brought by Palomar Medical Technologies, Inc. (Palomar) on mutually agreeable terms. The settlement involved the payment of $31 million to Palomar and the entering into two non-exclusive patent license agreements by Palomar with us and Candela.  For more information regarding this settlement, see "Operating and Financial Review and Prospects – Years Ended December 31, 2010 and December 31, 2011 – Other Expenses (Income), net" and "Financial Information – Legal Proceedings".

In addition, the Company wrote off $9.4 million in 2011 reflecting losses related to the Company's investment in a customer who had an exclusive supply agreement with the Company. In December 2011, this customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code from which it emerged at the end of January 2012.  The Company expects to continue doing business under a new exclusive supply agreement concluded with this customer under its new ownership.  For more information regarding this write-down, see "Operating and Financial Review and Prospects – Years Ended December 31, 2010 and December 31, 2011 – Other Expenses (Income), net" and Note 7 to our financial statements.

In January 2012, we stopped selling LiteTouch dental laser systems in Europe as a result of a test of the LiteTouch product initiated in the fourth quarter of 2011, which concluded that LiteTouch systems currently installed in the European market are not fully compliant with certain Electromagnetic Compatibility (EMC) requirements of the European Norm standard. As a result of the noncompliance, the CE certificate of conformity for the LiteTouch system was suspended in January 2012.  During the pendency of the suspension of the CE certificate and until the reinstatement of such certificate, we will not sell LiteTouch dental laser systems in the European market, which is our major market.  For more information on the LiteTouch dental laser system, see "History and Development of the Company – Emerging Business Unit".

After receiving notice of suspension of the CE certificate, the Company commenced a dialogue with certain European regulatory agencies and, after completion of these discussions, initiated a voluntary field action in March 2012.  Pursuant to that voluntary field action, the Company intends to replace the LiteTouch noncompliant installed base in Europe at a total cost of approximately $3.2 million, which was recorded as Cost of Revenues in our audited 2011 financial statements. Although the Company did not decide on this voluntary field action until after the issuance of our fourth quarter earning press release, in accordance with Generally Accepted Accounting Principles we are required to recognize this subsequent event in our 2011 fiscal year results, since it related to conditions that existed at the balance sheet date of December 31, 2011 but prior to the issuance of our 2011 financial statements. For more information regarding the voluntary field action, see "Operating and Financial Review and Prospects – Years Ended December 31, 2010 and December 31, 2011 – Cost of Revenues".

Revenues

Generally, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2.m to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Professional Aesthetic Devices (PAD)

Our PAD segment generates revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2011, our PAD revenues totaled $208.3 million. From inception through December 31, 2011, we sold over 2,960 professional aesthetic devices worldwide. For the year ended December 31, 2011, we derived approximately 31.7% of our revenues from the recognition of recurring revenue (including service and consumables). We expect product service and consumables revenue to increase over time as a percentage of revenues and in absolute numbers as our installed base continues to grow.

We sell our products primarily directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2011, we derived 65.6% of our revenues from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2011, we had approximately 31 salespeople in North America and distributors in more than 50 countries.

Emerging Business Unit (EBU)

For the year ended December 31, 2011, our EBU revenues totaled $20.0 million. Our EBU sells our products primarily outside of the U.S. through a combination of direct and distributor sales as well as sales in the U.S. directly to end users and through high-end retailers.

The following table provides information on a consolidated basis regarding the breakdown of our sales for both of our segments by geographical region for the years ended December 31, 2010 and 2011:

	Percent of Revenues
Region	Year ended December 31, 2010	Year ended December 31, 2011
North America	34.9%	34.4%
Europe	30.8%	34.2%
Asia-Pacific	13.7%	13.4%
Japan	14.5%	13.0%
Israel	0.7%	2.2%
Others	5.4%	2.8%
Total	100.0%	100%

Cost of Revenues

PAD

Our cost of revenues consists of the cost of manufacture and assembly of our products by third party manufacturers of the Syneron product line and in-house manufacture and assembly of the Candela product line.

For the Syneron product line, these costs primarily include materials, components and costs of our third party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because the Syneron product line technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing, and because these products use off-the-shelf discrete components, the Syneron product line has relatively low manufacturing costs. For the Candela product line, these costs primarily include materials components and labor costs. Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for the Syneron product line), purchasing and quality control.

The cost of revenue as a percentage of revenues decreased from 2010 to 2011. The decrease in cost of revenues as a percentage of revenues was primarily driven by higher production and revenues volume, operational efficiency and cost cutting measures we have implemented during 2011, and the higher mix of Syneron products and consumables with relatively higher gross margin.

EBU

The cost of revenues of our EBU consists primarily of the cost of manufacture and assembly of our products by third party manufacturers of the EBU product line. These costs primarily include materials, components and costs of our third party manufacturers. Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management and purchasing.

Excluding the expenses associated with Light Instruments voluntary field action, the cost of revenue as a percentage of revenues (for all EBU products combined) decreased from 2010 to 2011 primarily due to the increase in the EBU revenues and product volume and operational efficiency, and cost reduction measures we have implemented during 2011.

Research and Development Expenses

Our research and development expenses both in the PAD and EBU consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, regulatory expenses, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products.

Selling and Marketing Expenses

Our selling and marketing expenses both in the PAD and EBU consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, shipping and handling cost of our products, as well as management and administration expenses in support of sales and marketing in our subsidiaries.

General and Administrative Expenses

Our general and administrative expenses both in the PAD and EBU segments consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses.

Financial Income, net

Interest income and other income consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from re-measurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income

Some of our operations in Israel were granted the status of an “Approved Enterprise”, whereas others were granted the status of “Privileged Enterprise” under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Approved Enterprise” and the “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Approved Enterprise” and the “Privileged Enterprise” status by meeting the necessary conditions with respect to our capital investment programs and consider obtaining benefits as a "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Approved and Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli Tax please see Item 10.E, “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to impairment of marketable and non-marketable securities, revenue recognition, allowances for doubtful accounts, impairment of goodwill and intangibles, slow moving inventory, warranty reserves, income taxes, litigation and stock-based compensation. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies.

Revenue Recognition

We recognize revenues in accordance with ASC 605, when each of the following four criteria are met:

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

Revenue from the sale of service contracts are recognized on a straight-line basis over the contract period. Revenue from service administered by us that is not covered by a service contract is recognized as the services are provided.

In respect of sale of systems with installation, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company's systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation costs as appropriate.

In October 2009, the FASB issued authoritative guidance ASU 2009-13, "Multiple deliverable revenue arrangements" ("ASU2009-13"), which applies to arrangements with multiple deliverables. The guidance eliminates the residual method of revenue recognition, on non-software arrangements, and allows the use of management's best estimate of selling price ("BESP") for individual elements of an arrangement when vendor-specific objective evidence ("VSOE") or third-party evidence ("TPE") is unavailable.  We adopted these standards at the beginning of fiscal 2011.

When a sales arrangement contains multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of VSOE of fair value if available, TPE if VSOE is not available, or BESP if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met. The impact of the adoption of this guidance was immaterial to fiscal 2011.

The Company adopted ASU 2009-13 effectively on a prospective basis for revenue arrangements entered after January 1, 2011. The impact of the adoption of this guidance was immaterial to fiscal 2011.

Prior to the adoption of ASU 2009-13, revenue our accounting policy complied with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

We established the fair value of the undelivered item based on TPE and data available from which to estimate the volume of services provided during the term of the arrangement.

In cases that product arrangement are bundled with separately priced extended warranty that fall under the scope of  ASC 605- 20-25-1 through 25-6, revenues are deferred and recognized ratably over the extended warranty period.

Impairment of Marketable and Non-marketable Securities

Marketable securities consist of corporate bonds and government securities.  We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date.  In accordance with FASB ASC No. 320, "Investment Debt and Equity Securities," we classify marketable securities as available-for-sale.  Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity, net of taxes.  Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net.  The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net.

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

We recognize an impairment charge when a decline in the fair value of our investments is below the cost basis of and is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For debt securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security.  Impairment related to other factors is recognized in other comprehensive income (loss).

The total amount of credit losses recognized in earnings as of December 31, 2011, 2010 and 2009 was $ 0, $0.1 million and $0.2 million, respectively.

During 2011 and 2010, we recognized an impairment loss of $9.4 million and $0.9 million, respectively relating to our non-marketable securities (see also Note 7 to the financial statements).

Allowances for Doubtful Accounts

Allowances for doubtful accounts are based on estimates of losses related to customer receivable balances. In establishing the appropriate provisions for customer receivable balances, we make assumptions with respect to their future collectability. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.  If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowance may be required. If we determine, based on our assessment, that it is probable that a customer will be unable to pay, we will write off the account receivable.

Inventory write-down

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

Impairment of Goodwill and Intangibles

We evaluate goodwill and intangible assets for impairment, at a minimum, on an annual basis as of June 30th and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The carrying value of our goodwill and intangible assets may not be recoverable due to factors indicating a decrease in the value of the Company, such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry. Estimates of future cash flows are based in-part on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. In addition, the other assumptions made by us may change in future periods as they are based on overall market conditions and/or comparable company data. A change in the assumptions used to determine if goodwill and intangible assets are impaired may result in a charge to earnings in our financial statements during a period in which an impairment of our goodwill and intangible assets is determined to exist, which may negatively impact our results of operations.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. We perform an annual impairment test or more frequently if impairment indicators are present. We operate in two operating and reportable segments, with five reporting units which comprise its two segments. Goodwill is allocated to the reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. As of December 31, 2011, 2010 and 2009, no impairment charges were recorded.

Taxes on Income

We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions, as well as to tax agreements and treaties among these governments.  Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company’s net income.

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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be provided that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Stock-Based Compensation

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

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. Existing valuation models, including the Binominal model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

Litigation

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

Warranty Reserve

 We generally provide a one to three-year standard warranty with our products, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. We provide for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect our warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our estimated warranty obligation is affected by ongoing product failure rates, specific product class failures outside of our baseline experience, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Assumptions and historical warranty experience are evaluated to determine the appropriateness of such assumptions. We assess the adequacy of the warranty provision once a year and we may adjust this provision if necessary.

Fair Value Measurements

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

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company is currently evaluating the possible impact of ASU 2011-04 on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of ComprehensiveIncome ("ASU 2011-05"), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company's adoption of ASU 2011-05 is not expected to have an impact on the Company's financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company is currently evaluating the possible impact of ASU 2011-08on its consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not set off related arrangements associated with its financial instruments and derivative instruments. The Company is currently evaluating the possible impact of ASU 2011-11 on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred indefinitely certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is currently evaluating the possible impact of ASU 2011-12 on its consolidated financial statements.

Results of Operations

Years Ended December 31, 2010 and December 31, 2011

Revenues. Revenues in 2011 increased by $38.8 million, or 20.5%, from $189.5 million in 2010 to $228.3 million in 2011. The increase was primarily attributable to our growing worldwide sales, distribution and service network across 90 countries, comprehensive and diverse product portfolio with leadership positions in the largest and fastest growing markets, and cross selling opportunities following the acquisition of Candela.  Another significant factor to our year over year growth was an increase by $16.1 million, or 410.3%, from $3.9 million in 2010 to $20.0 million in 2011, in EBU segment revenues which is in a penetration phase with new products to new and existing territories.

Cost of Revenues. Cost of revenues increased by $14.8 million in 2011, or 15.0%, from $98.6 million (52.0% of revenues) in 2010 to $113.5 million (49.7% of revenues) in 2011. The increase in cost of revenues was primarily attributable to significant increase in revenues during 2011. The decrease in cost of revenues as a percentage of revenues was primarily driven by higher production and revenues volume, operational efficiency and costs cutting measures we have implemented during 2011, higher mix of Syneron products and consumables with relatively higher gross margin, which was partly offset by higher mix of EBU product revenues which currently have lower gross margins compared to the PAD products, and the expenses associated with Light Instruments voluntary field action.

Research and development. Research and development expenses increased by $1.5 million, from $26.8 million in 2010 to $28.3 million in 2011. As a percentage of revenues, research and development expenses decreased from 14.2% in 2010 to 12.4% in 2011. The decrease as a percentage of revenues was primarily attributable to the 20.5% increase in revenues year over year. The increase in expenses was primarily attributable to accelerated product launch activities during 2011 and the increase in research and development expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative research and development expenses compared to the PAD segment due to rapid growth phase, numerous new product development projects and enhanced product launch activities. Research and development expenses for the year ended December 31, 2011 included $0.7 million of stock-based compensation expenses, in comparison to $0.8 million of stock-based compensation expenses for the year ended December 31, 2010.

Selling and Marketing Expenses. Selling and marketing expenses increased by $3.5 million, from $65.9 million in 2010 to $69.4 million in 2011. As a percentage of revenues, selling and marketing expenses decreased from 34.8% in 2010 to 30.4% in 2011. The decrease as a percentage of revenues was primarily attributable to the 20.5% increase in revenues year over year. The increase in expenses was primarily attributable to the increase in variable expenses as a result of the increase in revenues, support for accelerated product launch activities during 2011 and the increase in selling and marketing expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with marketing its emerging technologies and products as a resultof rapid growth, penetration phase with new products to new and existing territories and support of enhanced product launch activities. Selling and marketing expenses for the year ended December 31, 2011 included $1.1 million of stock-based compensation expenses, in comparison to $0.8 million of stock-based compensation expenses for the year ended December 31, 2010.

General and Administrative Expenses. General and administrative expenses decreased by $2.4 million, from $36.1 million in 2010 to $33.7 million in 2011. As a percentage of revenues, general and administrative expenses decreased from 19.0% in 2010 to 14.8% in 2011. The decrease in general and administrative expenses was primarily attributable to the significant level of expenses related to post acquisition of Candela in 2010. General and administrative expenses for the year ended December 31, 2010 and for the year ended December 31, 2011 included $1.6 million of stock-based compensation expenses.

Other Expenses (Income), net. Other Expenses, net in 2011 were $32.2 million compared to Other Income, net of ($4.5) million in 2010. Other Expenses, net in 2011 was comprised mainly of legal settlement in the amount of $31.0 million and impairment of investment in an affiliated company in the amount of $9.4 million, which were partly offset by reevaluation of contingent consideration in the amount of $8.8 million. Other Income, net in 2010 reflects bargain purchase price related to the acquisition of Candela in the amount of $8.5 million, which was partly offset by an impairment of intangibles assets in the amount of $1.3 million, reevaluation of contingent consideration in the amount of $1.6 million, impairment of investment in an affiliated company in the amount of $0.9 million and other expenses in the amount of $0.2 million.

Financial Income, net. Financial income increased by $0.3 million, from $0.7 million in 2010 to $1.0 million in 2011. The increase in financial income, net was primarily attributable to foreign currency transaction adjustments which were partly offset by lower yield earned on our cash and marketable securities balance. As a percentage of revenues, financial income, net was 0.4% in 2010 and in 2011.

Taxes on Income (tax benefit). Income taxes increased by $9.1 million, from a tax benefit in the amount of $5.1 million in 2010 to taxes on income expense in the amount of $3.9 million in 2011. The taxes on income expense in 2011 were primarily attributable to the decrease in Candela's deferred tax assets.  As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise,” and we pay taxes only on income from other sources, which are not integral to our “Approved Enterprise” and “Benefited Enterprise,” such as interest on marketable securities. Taxes on income in 2010 and 2011 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it does not meet the "more likely than not" threshold and a valuation allowance has been recorded against these assets.Net loss attributable to Syneron’s shareholders. The Net loss attributable to our shareholders increased by $25.4 million in 2011, or 99.8%, from $25.4 million (13.4% of revenues) in 2010 to $50.8 million (22.2 % of revenues) in 2011.

Years Ended December 31, 2009 and December 31, 2010

Revenues. Revenues in 2010 increased by $134.8 million, or 246%, from $54.7 million in 2009 to $189.5 million. This increase is primarily due to Candela’s revenues which were consolidated effective January 2010. Please see Note 1(i) to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Cost of Revenues. The cost of revenues increased by $79.7 million in 2010, or 421%, from $18.9 million (35% of revenues) in 2009 to $98.6 million (53% of revenues) in 2010. The increase was primarily due to Candela’s cost of revenues which was consolidated effective January 2010. Candela's different technology and manufacturing process of its product line carry lower gross margin compared to the Syneron’s product line. Additionally, Candela contributed to the increase in our service revenues, which carry a lower gross margin compared to Syneron's systems revenues.

Research and development. Research and development expenses increased by $13.6 million, from $13.2 million in 2009 to $26.8 million in 2010. As a percentage of revenues, research and development expenses decreased from 24% in 2009 to 14% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s research and development expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela and Primaeva. Research and development expenses for the year ended December 31, 2010 included $0.8 million of stock-based compensation expenses, in comparison to $0.5 million of stock-based compensation expenses for the year ended December 31, 2009.

Selling and Marketing Expenses. Selling and marketing expenses increased by $31.7 million, from $34.2 million in 2009 to $65.9 million in 2010. As a percentage of revenues, selling and marketing expenses decreased from 62% in 2009 to 35% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s selling and marketing expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela. Selling and marketing expenses for the year ended December 31, 2010 included $0.8 million of stock-based compensation expenses, compared to $1.4 million of stock-based compensation expenses for the year ended December 31, 2009.

General and Administrative Expenses. General and administrative expenses increased by $19.6 million, from $16.5 million in 2009 to $36.1 million in 2010. As a percentage of revenues, general and administrative expenses decreased from 30% in 2009 to 19% in 2010, primarily due to the increase in revenues driven by the acquisition of Candela and the lower percentage of Candela’s research and development expenses of its revenues. The increase in expenses was primarily attributable to the acquisition of Candela and the Company's patent litigation with Palomar Medical Technologies, Inc. General and administrative expenses for the year ended December 31, 2010 included $1.5 million of stock-based compensation expenses, compared to $2.3 of stock-based compensation expenses for the year ended December 31, 2009.

Other Income, net. Other Income, net increased by $0.5 million, from $4.0 million in 2009 to $4.5 million in 2010. As a percentage of revenues, Other Income, net decreased from 7.3% in 2009 to 2.4% in 2010. Other Income, net in 2010 was comprised mainly of bargain purchase price related to the acquisition of Candela in the amount of $8.5 million, which was partly offset by an impairment of intangible assets in the amount of $1.3 million, reevaluation of contingent consideration in the amount of $1.6 million and impairment of investment in an affiliated company in the amount of $0.9 million. Other Income, net in 2009 includes $4.0 million we received in a settlement with a financial institution in order to resolve a dispute filed with FINRA in 2008 regarding certain auction rate securities managed by this financial institution.

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

As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we pay taxes only on income from other sources, which are not integral to our “Approved Enterprise” and “Privileged Enterprise,” such as interest on marketable securities. Taxes on income in 2009 and 2010 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it does not meet the "more likely than not" threshold and a valuation allowance has been recorded against these assets.

Net loss attributable to Syneron’s shareholders. The Net loss attributable to our shareholders increased by $1.8 million in 2010, or 7.8%, from $23.6 million (43.1% of revenues) in 2009 to $25.4 million (13.4% of revenues) in 2010.

Supplemental Non-GAAP Income Data

The tables below present supplemental non-GAAP data, U.S. dollar terms, as a percentage of revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	2011	2010	2009

Amortization of acquired intangible assets	7,936	6,668	272
Expense in connection with legal settlement costs	33,900	-	-
Post-acquisition expenses net of bargain purchase price	2,200	13,929	-
Revaluation of contingent liability	(8,830)	1,625	-
Stock- based compensation	3,400	3,196	4,264
Voluntary field action	3,200	-	-
Impairment of intangible assets	123	1,319	-
Impairment of Investments in affiliated companies	9,387	850	-
Other non-recurring items	1,838	-	-
Net of corresponding tax benefit	116	(8,983)	-

The data so presented – after these exclusions – are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management's performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the board at which management provides financial updates to the board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, and (b) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principle quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation, as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements costs, purchase accounting expenses, adjustments related to acquisitions, including adjustments for amortization of intangible assets; other post acquisition expenses related to efforts to rationalize and integrate operations on a global basis (such as severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results); impairment charges related to intangible and other assets and the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions (such as production costs, consulting expenses or write-offs of inventory).

The data we present here are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provides useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition and merger-related charges, and may not provide a comparable view of our performance to other companies in our industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measure of financial performance prepared in accordance with GAAP.

The following table summarizes the last three years non-GAAP figures:

	Year Ended December 31			Percentage of Revenues			Percentage Change Comparison
				Year Ended December 31
	2011	2010	2009	2011	2010	2009	2011-2010	2010-2009
	U.S. dollars and shares in thousands (except per share amounts)%				%	%	%	%
Revenues	228,441	189,878	54,726	100	100	100	20	247
Gross profit	123,692	96,660	36,067	54.1	50.9	65.9	28	168
Operating income (loss)	4,298	(5,815)	(19,520)	1.9	(3.1)	(35.7)	(174)	(70)
Income (loss) before taxes on income	5,348	(4,858)	(16,861)	2.3	(2.6)	(30.8)	(210)	(71)
Taxes on income	3,828	3,873	3,240	1.7	2	5.9	(1)	20
Net income (loss)	2,475	(6,822)	(19,051)	1.1	(3.6)	(34.8)	(136)	(64)
Diluted income (loss) per share	0.07	(0.2)	(0.69)				(135)	(71)
Weighted average number of shares -
diluted	35,946	34,369	27,526

The following tables reconcile between GAAP and non-GAAP results for the three year period ended December 31, 2011:

	Year ended December 31, 2011
	U.S. dollars in thousands(except per share amounts)
	GAAP	Reconciliation	Non-GAAP	Effect of reconciliation item on non-GAAP diluted EPS
Revenues	228,321	120	228,441	-
Cost of revenues	113,472	(8,723)	104,749	(0.25)
Gross profit	114,849	8,843	123,692	0.25
Research and development expenses	28,334	(1,489)	26,845	(0.04)
Selling and marketing expenses	69,433	(5,773)	63,660	(0.16)
General and administrative expenses	33,730	(4,841)	28,889	(0.14)
Other expenses (income), net	32,208	(32,208)	-	(0.92)
Operation Income (loss)	(48,856)	53,154	4,298	1.51
Financial income, net	1,015	-	1,015	-
Other Income	35	-	35	-
Taxes on income (tax benefit)	3,944	(116)	3,828	(0.01)
Net loss attributable to non-controlling interests	955	-	955	-
Net income (loss) attributable to Syneron Medical Ltd.'s shareholders	(50,795)	53,270	2,475	1.52
Net income (loss) per share attributable to
Syneron Medical Ltd's shareholders
Basic	(1.44)	1.52	0.07
Diluted	(1.44)	1.48	0.07
Weighted average number of shares (in
thousands)
Basic	35,158	35,158	35,158
Diluted	35,158	35,946	35,946

	Year ended December 31, 2010
	U.S. dollars in thousands(except per share amounts)
	GAAP	Reconciliation	Non-GAAP	Effect of reconciliation item on non-GAAP diluted EPS
Revenues	189,528	350	189,878	(0.01)
Cost of revenues	98,631	(5,413)	93,218	(0.16)
Gross profit	90,897	5,763	96,660	0.17
Research and development expenses	26,837	(1,778)	25,059	(0.05)
Selling and marketing expenses	65,897	(15,075)	50,822	(0.44)
General and administrative expenses	36,103	(9,509)	26,594	(0.28)
Other expenses (income), net	(4,538)	4,538	-	0.13
Operation Income (loss)	(33,402)	27,587	(5,815)	0.8
Financial income, net	717	-	717	-
Other Income	240	-	240	-
Taxes on Income	(5,110)	(8,983)	3,873	(0.26)
Net loss attributable to non-controlling interests	1,909	-	1,909	-
Net loss attributable to Syneron Medical Ltd.'s shareholders	(25,426)	18,604	(6,822)	0.54

Basic and diluted loss per share attributable to Syneron Medical Ltd's shareholders	(0.74)	0.54	(0.2)

Weighted average number of shares (in thousands) Basic and Diluted	34,369	34,369	34,369

	Year ended December 31, 2009
	U.S. dollars in thousands(except per share amounts)
	GAAP	Reconciliation	Non-GAAP	Effect of reconciliation item on non-GAAP diluted EPS
Revenues	54,726		54,726
Cost of revenues	18,903	(244)	18,659	(0.01)
Gross profit	35,823	244	36,067	0.01
Research and development expenses	13,220	(528)	12,692	(0.02)
Selling and marketing expenses	34,156	(1,475)	32,681	(0.05)
General and administrative expenses	16,478	(2,289)	14,189	(0.08)
Other income, net	(3,975)		(3,975)
Operation Income (loss)	(24,056)	4,536	(19,520)	0.16
Financial income, net	2,097	-	2097	-
Other Income	562	-	562	-
Taxes on Income	3,240	-	3,240	-
Net loss attributable to non-controlling interests	1,050	-	1,050	-
Net loss attributable to Syneron Medical Ltd.'s shareholders	(23,587)	4,536	(19,051)	0.16

Net loss per share attributable to Syneron Medical Ltd's shareholders	(0.86)	0.16	(0.69)

Weighted average number of shares (in thousands) Basic and Diluted	27,526	27,526	27,526

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, we had working capital of $164.5 million, and our primary source of liquidity was $171.1 million in cash, cash equivalents and marketable securities and cash flow from operations. During 2011 our cash and cash equivalents, deposits and securities balance was significantly affected by the $31 million paid as a result of the legal settlement with Palomar (for more information on this settlement, see "Intellectual Property Litigation", above).  Approximately $1.3 million (with par value of $4.3 million) of the marketable securities that we held as of December 31, 2011, were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the recent ongoing credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of $0.2 million during 2009 and an additional charge of approximately $0.1 million during 2010. We did not record any impairment charge for the year ended December 31, 2011. We cannot predict when the liquidity of these auction-rate securities will improve.

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

Net Cash Used In Operating Activities. Net cash used in operating activities was $0.9 million in 2009, $2.1 million in 2010 and $44.7 million in 2011. The change in net cash provided by operating activities reflects an increase in net loss before non-controlling interest.

Net Cash provided by (Used In) Investing Activities. Net cash provided by (used in) investing activities was $(47.6) million in 2009, $38.8 million in 2010, and $40.6 million in 2011. Cash provided by investing activities in 2011 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities. Cash provided by investing activities in 2010 is primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities and net cash received in the acquisition of subsidiaries. Cash used in 2009 in investing activities was primarily attributable to acquisition of marketable securities and net cash paid in connection with the acquisition of subsidiaries. For the year ended December 31, 2009, we invested $9.0 million in capital expenditures, which consisted primarily of a purchase of shares in our subsidiaries of $(7.7) million, investment in affiliated companies of $(0.8) million and a purchase of computers and general equipment of $(0.5) million. For the year ended December 31, 2010, we have received $(11.3) million from capital expenditures, which consisted primarily of net cash received in acquisition of subsidiaries of $21.4 million, investment in affiliated company of $(9.2) million and a purchase of computers and general equipment of $(0.9) million. For the year ended December 31, 2011, we have invested $2.1 million in capital expenditures, which consisted of a purchase of general equipment. We expect our capital expenditures in 2012 will be approximately $2.0 million and will consist of additional purchase of general equipment.

Net Cash Provided By Financing Activities. Net cash provided by financing activities was $0.5 million in 2009, $1.9 million in 2010, and $1.8 in 2011. Net cash provided by financing activities in 2009 and 2010 was attributable to net proceeds from exercise of options. Net cash provided by financing in 2011 was attributable to net proceeds from exercise of options of $4.1 million, offset by repayment of short-term bank credit, net in the aggregate amount of $1.7 million, and an acquisition of shares held by non-controlling shareholders of subsidiaries in the amount of $0.6 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a research and development staff consisting of approximately 118 employees (including employees of Candela, UltraShape and other subsidiaries). Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. Our PAD segment has a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2012. We also expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our EBU segment.

Prior to 2007, our research and development efforts had been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also have focused on the development of technologies that are not only based on our ELOS technology, but other aesthetic applications. Our research and development expenditures were $13.2 million in 2009 and $26.8 million in 2010, and $28.3 million in 2011. We expect to continue to increase our expenditures on research and development in the future.

D.	TREND INFORMATION

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred some of our EBU activities related to our consumer market initiatives. In addition, following the acquisition of Syneron Beauty Inc., Syneron Beauty Inc. became a wholly owned subsidiary of Syneron Beauty Ltd.  During 2011, Syneron Beauty received 510(k) clearance from the FDA and launched several Tanda products aimed at the consumer market. These products are at the early stages of commercialization.  If they fail to achieve significant market adoption, Syneron Beauty's financial condition would be negatively impacted.  For more information about Syneron Beauty and its products, see History and Development of the Company – Our History" and "Business Overview – Emerging Business Unit".  For more information about the risks involving Syneron Beauty, see "Risk Factors – Risks Related to the Operations of Syneron Beauty".

As part of our growth strategy we have decided to expand our focus in the Chinese market as evidenced by an expansion of our product offerings in China. The Company announced in January 2011 that the State Food and Drug Administration of China cleared its eLaser, eLight, eMatrix, eMax and VelaShape systems.

The acquisition of UltraShape announced on February 8, 2012 represents an expansion of our business that we expect will increase our future revenues. For more information about the acquisition agreement, see "History and Development of the Company – Our History".  For more information about UltraShape products, see "Business Overview – Professional Aesthetic Devices".

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

The following table summarizes our contractual commitments as of December 31, 2011, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(In thousands)
Uncertain tax positions (1)	$8,862
Operating leases (2)	$9,184	$4,148	$2,926	$994	$1,116	-
Contingent consideration payments related to Primaeva and Syneron Beauty, Inc. acquisitions	$2,535			$2,535
Severance Pay	$496
Total	$21,077	$4,148	$2,926	$3,529	$1,116	-

(1)
Uncertain income tax position under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 18 in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 21, 2012:

Name	Age	Position(s)

Dr. Shimon Eckhouse	67	Chairman of the Board of Directors
Louis Scafuri	60	Chief Executive Officer
Asaf Alperovitz	42	Chief Financial Officer
Dr. Michael Anghel	73	External Director
Marshall Butler	85	Director
Yaffa Krindel	57	Director
David Schlachet1	67	Director
Dan Suesskind	68	External Director
Dominick Arena2	69	Director

(1) Mr. Shlacket is nominated for re-election to a three-year term at our next annual general meeting.
(2) On March 5, 2012, Mr. Arena was appointed to fill a vacancy created by the retirement of Gerard Puorro, who joined the board following the acquisition of Candela Corporation in January 2010. Mr. Arena is nominated for election to a three-year term at our next annual general meeting.

Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., Tulip Ltd., Navotek Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd., and C3D Ltd. Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004 and again since 2007, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

Louis Scafuri was appointed as our CEO on February 2, 2009. From 1983 until 1999, Mr. Scafuri held various executive and management positions with Marquette Electronics, which was acquired by General Electric Medical Systems to become GE Marquette Medical Systems. In his last position with GE Marquette Medical Systems, Mr. Scafuri served as its COO and President. From 1999 to 2001, Mr. Scafuri served as the COO of ESC Medical Systems, where he was responsible for Commercial Activities, R&D and the Global Operations of the company. From 2002, Mr. Scafuri served in various consulting, advisory and investor roles in medical device and medical aesthetic companies. Mr. Scafuri holds a B.Sc. degree in biology from Cornell University in Ithaca, NY and is a graduate of the Tuck Executive Program at Dartmouth College School of Business.

Asaf Alperovitz was appointed as our CFO on September 1, 2010. Prior to joining Syneron, Mr. Alperovitz was Chief Financial Officer and Israeli Site Manager of OMRIX Biopharmaceuticals, a formerly listed Nasdaq company until it was acquired by Johnson & Johnson in December 2008 following which it operated as a stand-alone entity reporting through Johnson & Johnson’s ETHICON, Inc. division. From 2005 until 2008, Mr. Alperovitz served as the CFO of Tefron Ltd. which was listed on the New York and Tel-Aviv Stock Exchanges. From 2003 to 2005, Mr. Alperovitz was Chief Financial Officer of Corigin Ltd. Prior to that, Mr. Alperovitz worked for Ernst & Young as the Head of Israeli Desk in California and as a High-Technology Senior Manager in Israel. Mr. Alperovitz currently serves as a director in Syneron China. Mr. Alperovitz holds a Bachelor's degree in Accounting and Economics and a Master in Business Administration from Tel-Aviv University and is a Certified Public Accountant.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the CEO of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. Since 1977, Dr. Anghel has been directly involved as a senior executive of a major Israeli holding company, in the founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and chairman of the board of Gravity Ltd. and several other private companies. Dr. Anghel is the chairman of the board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Marshall Butler Marshall Butler has served as a director since October 2003. He is a co-founder and has served as chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity Venture Capital Fund from 1996 to 2006. Mr. Butler is a director of the Anti Defamation League and A.R.T. New York. Mr. Butler served as chairman of Nitzanim, AVX/Kyocera Corporation from 1994 to 2001. Mr. Butler served as CEO and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera Corporation from 1990 to 1994. He is on the board of governors of the Technion Institute in Haifa, Israel. In 1998, he received the Israeli Prime Minister's award for his contribution to Israeli industry. In 2001, he received an Honorary Doctorate from the Technion Institute.

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in Nasdaq (now part of Avaya Inc.), a LAN switching company. From 1993 to 1997, she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. (TASE/Nasdaq: ALVR)), a leader in WiMax technology headquartered in Tel Aviv. Ms. Krindel currently serves on the boards of : OrSense Ltd. and BGN Technologies Ltd.   Throughout her career Ms. Krindel served on the boards of more than 30 companies. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

David Schlachet served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd., in addition to his position in Straus Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director of Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd and BioCancell Therapeutics Inc. As of November 2008, Mr. Schlachet was nominated to serve as a director in the Tel Aviv Stock Exchange (TASE) and as Chairman of TASE audit committee and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of CellCure Therapeutics a privately owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (Specialized in finance).

Dan Suesskind has served as a director since November 2004. Since January 2010, Mr. Suesskind has also served as a director of Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA).  Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2001. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. In addition, Mr. Suesskind serves as a director of Gefen Biomed Investments Ltd., Israel Corporation Ltd., Migdal Insurance Company Ltd. and RedHill Biopharma Ltd. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Dominick Arena has served as a director since March 5, 2012, when he was appointed to fill the vacancy created by the retirement of Gerard Puorro. Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 to the present.  In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present.  From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical.  From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. He currently serves on the Boards of Directors of Sigma International General Medical Apparatus, US Endoscopy, and the Legacy Foundation. Mr. Arena holds a bachelor of science degree in Chemistry from Le Moyne College.

Our CEO serves at the discretion of our board of directors and hold office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our CEO and holds office until his or her successor is elected or his or her earlier resignation or removal.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2011 was approximately $0.5 million in total, which amount includes payment to our chairman of the board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2011, was approximately $1.2 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2011, other than reimbursements for travel expenses.

As of March 1, 2012, our directors and officers (9 persons) had outstanding options to purchase 1,304,236 ordinary shares (of which 848,236 options were in-the-money and 456,000 were out of the money) with exercise prices ranging from $0.01 to $52.67. Of these options, 4,000 will expire in the year 2012, 252,000 will expire in the year 2013, 175,955 will expire in the year 2015, 427,043 will expire will expire in 2016, 330,000 will expire in the year 2017 and 115,238 will expire in the year 2018.

For a description of the plans pursuant to which such options were granted please see Item 6.E, “Share Ownership” below.

C.	BOARD PRACTICES

Board of Directors

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission (SEC) and the Nasdaq Global Select Market, requires issuers to comply with various corporate governance practices. Our board of directors currently consists of seven directors, four of whom are independent under Nasdaq rules, and our audit committee consists of four directors, all of whom are independent under such rules. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below. Board member David Schlachet has been nominated for reelection for a three year term at our next annual general meeting. In addition, Dominick Arena has been nominated for election to a three-year term at such meeting. On March 5, 2012, Mr. Arena was appointed as a member of the Board of Directors to fill a vacancy created by the retirement of Gerard Puorro.

In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote, provided that there shall be no more than seven and no fewer than three directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are external directors under Israeli law and are independent for Nasdaq purposes. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held in 2008, the term of the first class expired and Mr. Schlachet and Mr. Gerstel were elected for a three-year term. Mr. Gerstel ceased to serve on our board in February 2009, creating a vacancy on our board of directors. Pursuant to our articles of association in such event, the remaining directors may appoint a director in place of the retiring director and such appointment shall be in effect until the end of the third annual general meeting of the shareholders following the meeting at which the retiring director was elected. Therefore, our board of directors  resolved to appoint Mr. Puorro as a Class I director, immediately upon the completion of the merger with Candela Corporation, to serve through the end of third annual general meeting of the shareholders following the meeting that was held in 2008, and until his successor is duly elected and qualified. At our annual general meeting held on March 2, 2010, the term of the second class, consisting of Mr. Butler and Ms. Krindel expired, and Mr. Butler and Ms. Krindel were elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2010. At our annual general meeting to be held on March 29, 2011, the term of the third class, consisting of Dr. Eckhouse, expired and Dr. Eckhouse was elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2011. At our next annual general meeting, the term of the first class, consisting of Mr. Schlachet and Mr. Arena, will expire and the directors elected at that meeting will be elected for a three-year term.  Mr. Schlachet has been nominated for reelection at our next annual general meeting.  In addition, Dominick Arena has been nominated for election at such meeting. On March 5, 2012, Mr. Arena was appointed as a member of the Board of Directors to fill a vacancy created by the retirement of Gerard Puorro. After these initial terms, directors (other than the external directors) shall serve in office until the end of the third annual shareholders’ meeting following the one in which they were elected.

The external directors will not be assigned a class. At our annual general meeting held on March 29, 2011, our external directors, Dr. Michael Anghel and Mr. Dan Suesskind, were reelected for a three-year term, effective as of November 7, 2011.

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

•
the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

•	the functions of the external auditor and the obligations imposed on such auditor; and

•	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (i) us, (ii) any entity controlling us, (iii) a relative of the controlling shareholder on the date of such appointment, or (iii) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no one shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer (each of the relationships set forth in this paragraphs is an "Affiliated Party").

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

A “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and a descendant, sibling or parent of the spouse of each of the foregoing.

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6A. – Directors and Senior Management” is an office holder.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation in breach of the Companies Law (excluding compensation from insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time a director of the other company is acting as an external director of the first company.

Until the lapse of two years from the termination of office, none of the company in which such external director served, its controlling shareholder or any entity under control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (ii) the employment of such former director and (iii) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an external director, which may be extended, subject to certain conditions, for two additional three-year terms.  Thereafter, the term of such external director may be extended for additional three-year terms if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors. Dr. Michael Anghel and Dan Suesskind serve as our external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director equal to the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of an external director must be determined prior to the person’s consent to serve as an external director.

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

Under a recent amendment to the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be independent directors (as defined below), and the audit committee chairman shall be an external director. Please also see Item 10.B "Memorandum and Articles Association – Election of Directors." In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

An “Independent Director” is defined as an external director or a director who meets the following conditions: (1) satisfies most of the conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met and (2) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Our audit committee, acting pursuant to a written charter, is comprised of Ms. Krindel, Mr. Schlachet, Dr. Anghel (who has been designated as the audit committee financial expert) and Mr. Suesskind. All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, to review and approve related party transactions, determine whether certain related party transactions are “material” or “extraordinary” to ensure requisite approval procedures are followed; assess the scope of the work and the compensation of the company’s external auditor and assess the company’s internal audit system and the performance of its internal auditor.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2009	2010	2011

Management, administration and operations	47	327	325
Research and development	46	96	104
Selling and marketing	120	157	176
Total	213	580	605

Israel	110	121	149
North America	93	290	270
Asia-Pacific	10	79	97
Europe	-	90	89

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2011, our liability for severance pay totaled $0.5 million (out of which $0.3 is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2012 by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2012, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,367,263 ordinary shares outstanding on March 1, 2012 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,729,147	7.69%
Louis Scafuri (2)	421,444	1.18%
Yaffa Krindel (3)	*	*	%
Marshall Butler (3)	*	*	%
Dan Suesskind (3)	*	*	%
Dr. Michael Anghel (3)	*	*	%
David Schlachet (3)	*	*	%
Dominick Arena	*	*	%
Asaf Alperovitz	*	*	%
All directors and executive officers as a group (9 persons)	3,606,525	9.94%

* equals less than 1%

(1)
As described move fully in the Schedule 13D filed December 22, 2011, this figure includes an option to acquire 100,000 ordinary shares at an exercise price of $27.73 per share (received in exchange for services), and 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse.

(2)
This figure includes an option to acquire 314,543 ordinary shares at an exercise price of $7.25 per share (which expires on February 10, 2016), an option to acquire 87,500 ordinary shares at an exercise price of $11.31 per share (which expires on May 12, 2017) and an option to acquire 19,401 ordinary shares at an exercise price of $9.16 per share (which expires on August 11, 2018).  All options were received in exchange for services.

(3)
In addition to the share ownership information included here, on March 5, 2012, all directors except Shimon Eckhouse and Dominick Arena were granted either 15,000 options or 5,000 restricted share units, at each director's election.

2004 Syneron Option Plans

On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel and for the United States, Canada and the rest of the world. On November 11, 2004, our shareholders approved the 2004 United States, Canada and Rest of World Plan. Under the 2004 Plans, as of December 31, 2011, we had 3,603,423 options, stock appreciation rights, and Restricted Stock Units outstanding. The 2004 Israel Plan was adopted under Section 102 of the Israeli Income Tax Ordinance.

The 2004 Israel Plan allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections made by us, and provided that options granted under the plan or, upon their exercise, the underlying shares, are held by the trustee for at least two years following the end of the calendar year in which the options are granted, Israeli employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for Israeli tax purposes. Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2004 Israel Plan or future plans. In approving the 2004 Israel Plan, the board of directors selected the capital gains tax treatment described above.

Under the 2004 United States, Canada and Rest of World Plan, we may grant to our non-Israeli directors, officers, employees and consultants, options and other incentive awards to purchase our ordinary shares. These plans were adopted to allow favorable tax treatment for our U.S. and Canadian directors, officers, employees and consultants.

Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition, the Company from time to time grants Restricted Stock Units (RSUs) under the 2004 United States, Canada and Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2011.

Each of the 2004 Plans expires in 2014 and has an evergreen provision. The evergreen provision calls for the annual increase of shares reserved for issuance under the 2004 Plan by the lesser of 2,000,000 options or 3% of the share capital, provided however that the board of directors may, at its sole discretion, decrease in any given year the yearly incremental increase of options to whatever number it deems appropriate.

As of December 31, 2011, options to purchase 3,707,077 ordinary shares were available for grant under the 2004 Plans.

1998 Candela Option Plans

In January 2010, upon the consummation of the merger agreement with Candela Corporation, we assumed Candela's Third Amended and Restated 1998 Candela Corporation Stock Option Plan (1998 Plan, together with the 1998 Plan, the Candela Plans), Candela's 2008 Candela Corporation Stock Plan (2008 Plan) and each of the following options to purchase Candela's common stock, stock appreciation rights or similar rights granted on Candela's common stock that were outstanding at such time, whether vested or unvested (Candela Awards):

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

 All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of March 15, 2012, there were 616,433 outstanding options and stock appreciation rights (SARs), granted under the Candela Plans.

Options and SARs granted under the 1998 Plan become exercisable on the date of grant or vest over a period of time, as specified by the committee established by Candela's board of directors, and expire ten years from the date of the grant. Upon exercise of an SAR, only the net number of ordinary shares issued in connection with such exercise shall be deemed "issued" for this purpose. The SARs granted to employees under the 1998 Plan vest over one to four years, while the SARs granted to directors vest over two years.

Under the 1998 Plan, there were 467,127 outstanding options/SARs at March 15, 2012, with a weighted-average exercise price of $26.28 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no additional options/SARs available for grant under this plan.

2008 Candela Option Plan

On October 27, 2008, the board of directors of Candela adopted the 2008 Plan. The 2008 Plan was approved by Candela's stockholders on December 12, 2008. Under the 2008 Plan, Candela was permitted to grant incentive stock options, non-qualified stock options, SARs, restricted stock awards and RSUs (collectively, Stock Rights). The SARs granted to employees under the 2008 Plan vest over one to two years. Under the 2008 Plan, incentive stock options were granted to employees of Candela, and non-qualified options, SARs, restricted stock and RSUs were granted to employees, officers, directors and consultants of Candela. Following the merger with Candela, our board of directors administers the 2008 Plan.

Under the 2008 Plan, there were 149,306 outstanding options/SARs at March 15, 2012, with a weighted-average exercise price of $2.54 per share.

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

Pursuant to the 2008 Plan, our board of directors may take any action as may be necessary to ensure that Stock Rights granted under the 2008 Plan qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Any Stock Right granted under the 2008 Plan which is intended to qualify as "performance-based compensation" may be conditioned on the attainment of one or more of the following performance goals: earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital (based on earnings or cash flow), return on equity, return on investment, revenue, cash flow, operating margin, share price, total stockholder return, total market value, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation or information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures.

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

2011 Syneron Beauty Option Plan

On June 17, 2011, the Board of Directors of Syneron Beauty Ltd. adopted the 2011 Equity Incentive Plan pursuant to which employees, directors, and consultants may receive stock options exercisable into either shares of Syneron Beauty Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including vesting provisions, shall be determined by the administrator of the plan.  The exercise price of each option shall generally be the fair market value on the date of the grant as determined by an independent valuation.  All options shall expire 10 years from the date of grant.   In addition, holders of Syneron Beauty options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Syneron Beauty, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Syneron Beauty and so long as Syneron Beauty remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Syneron Beauty subject to election (minus the applicable exercise price) divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of March 13, 2012, there were 8,200 options granted under the plan and 4,300 shares available or reserved for future issuance under the plan.

2011 Light Instruments Option Plan

On January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees, officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan.  All options shall expire 10 years from the date of grant.   In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan).  The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of March 13, 2012, there were no options granted under the plan and 410,697 shares available or reserved for future issuance under the plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 8, 2012, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 8, 2012, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,369,162 ordinary shares outstanding as of March 8, 2012 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares
The Baupost Group, L.L.C.(1)	4,000,000	11.31%
FMR LLC (2)	2,454,500	6.93%
Dr. Shimon Eckhouse (3)	2,729,147	7.69%

(1)
The information contained in the table above is solely based upon Amendment No. 6 to Schedule 13G filed with the SEC on February 10, 2012 by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. The securities being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

(2)
The information contained in the table above is solely based upon Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2012 by FMR LLC (“FMR”), Edward C. Johnson 3rd (chairman of FMR), Fidelity Management & Research Company ("Fidelity") and Fidelity Low Priced Stock Fund (“FLPS”). Fidelity, a wholly owned subsidiary of FMR, is the beneficial owner of 2,454,500 ordinary shares as a result of acting as investment adviser to various investment companies. FLPS, an investment company advised by Fidelity, is the owner of 2,450,000 of these ordinary shares. Edward C. Johnson 3rd (Chairman of FMR) and FMR, through its control of Fidelity, and the funds each has the sole power to dispose of these shares. Members of the Johnson family, through their ownership of voting common shares and the execution of a shareholders' voting agreement with other voting common shareholders, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.

(3)
The information contained in the table above is solely based upon Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. ("European"), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse.  Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European.  In addition, Dr. Shimon Eckhouse holds options exercisable within 60 days of the date of this filing into 100,000 ordinary shares.  As such, Dr. Shimon Eckhouse is the beneficial owner of a total of a total of 2,729,147 ordinary shares.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage ownership held by the Baupost Group, LLC from 5.52% (based on a Schedule 13G filed on February 13, 2007) to 11.23% (based on a Amendment No. 3 to Schedule 13G filed on February 12, 2009),  the decrease to 5.45% (based on a Amendment No. 4 to Schedule 13G filed on December 9, 2009), the increase to 11.06% (based on a Amendment No. 5 to Schedule 13G filed on July 8, 2011), and the further increase to 11.31% (based on Amendment No. 6 to Schedule 13G filed on February 10, 2012), and (ii) the purchase by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, of 11.214% of our ordinary shares (based on Schedule 13G filed on November 10, 2009), the decrease to 10.257% (based on Amendment No.1 to Schedule 13G filed on February 16, 2010), the increase to 10.473% (based on Amendment No.2 to Schedule 13G filed on February 14, 2011), and the decrease to 6.93% (based on Amendment No.3 to Schedule 13G filed on February 14, 2012).

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 19, 2012, we had 228 shareholders of record who were registered with addresses in the U.S. These holders in the U.S. were as of such date, the holders of record of approximately 92.6% of our outstanding ordinary shares (excluding treasury shares).

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight), European High-Tech Capital S.A. (European) and Marshall Butler. Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. Marshall Butler is a member of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved.  Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated.  According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 15, 2012, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares which may be subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights may be entitled to notice of such registration and may be entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations.

Shareholders’ Rights Plan

Citing the Company's sustained growth, financial strength and the dissatisfaction of its shareholders to the continuation of the shareholder rights plan, Syneron's Board of Directors decided that the protection offered by the shareholder rights plan was no longer warranted, and the plan was terminated effective May 31, 2011.

Rakuto Bio Technologies Ltd.

Our Chairman Shimon Eckhouse currently owns 9.85% of the issued and outstanding shares of Rakuto Bio Technologies Ltd. (RBT) and, until February 29, 2012, served as chairman of the board of directors of RBT. In addition, our director David Schlachet currently serves as chairman of the board of directors of RBT. For more information on the relationship between the Company and RBT, see "History and Development of the Company, Our History", above.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2011, are included in this Annual Report on Form 20-F under Item 18, “Financial Statements.”

Legal Proceedings.

Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (Candela), were each involved in separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) and Massachusetts General Hospital (MGH), alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively.   On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and MGH ending the patent disputes on mutually agreeable terms. The comprehensive settlement agreement includes two Non-Exclusive Patent Licenses.  Under the first agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, worldwide, fully paid-up, and irrevocable license to the ’568 and ’844 Patents and foreign counterparts for their professional laser and lamp-based hair removal systems. Pursuant to this agreement, we paid Palomar $31 million, and Palomar received a royalty free license to certain Candela patents. Under the second agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, royalty bearing license in the U.S. to the ’568 and ’844 Patents for consumer home-use lamp-based hair removal products.  We will pay royalties to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. In addition, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents.

On December 23, 2008, the Company received a letter from Tensor Technologies LLC (Tensor) claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended). On February 19, 2009, the Company sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration, agreed upon an arbitrator and started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against the Company in the amount of $2.6 million. On November 1, 2009, the Company submitted a statement of defense and a countersuit in the amount of $4.4 million for the restitution of the royalties already paid by it to Tensor. Tensor has submitted its statement of defense to the counterclaim submitted by the Company. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. The expert submitted a report to the arbitrator and the Company filed its comments to the report on January 26, 2012. On February 13, 2012, the expert filed a request for clarifications, and a hearing regarding this matter was scheduled for April 5, 2012. The Company believes it recorded a sufficient accrual to cover the claim.

On March 10, 2009, a complaint was filed against Syneron, Inc. by Roxanne Coffman. The complaint arises out of a fatal accident involving a contractor, Daniel R. Coffman, who tripped and fell through a skylight on the roof of a building leased by Syneron, Inc. The complaint also named the building owners, the skylight manufacturer and various other parties and alleged a cause of action of negligent maintenance of the building and failing to protect others from the dangerous condition of the roof and skylight. On September 16, 2011, Syneron, Inc. was dismissed from the case following a settlement between the parties.

During 2010, one Candela received correspondence from BioCell, L.P. claiming that it improperly terminated a distribution agreement with BioCell. BioCell claims damages in the amount of $0.4 million. Candela has issued a response contesting the claim of improper termination and any resulting damages. The Company assessed that contingent losses related to this claim are remote, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

On April 11, 2011, Candela was served with a lawsuit filed by Srijaya Reddy against Jyoti Spa, Inc. t/a Lumiere Skin and Laser (“Lumiere”), Deanna Oralla (a technician at Lumiere) and Candela in the Circuit Court for Fairfax County, Virginia. The case involved claims of medical malpractice and products liability related to alleged skin burns the plaintiff received from a laser hair removal procedure that took place at Jyoti Spa on October 9, 2009. The parties reached a settlement and executed a settlement agreement dated December 16, 2011 pursuant to which Candela received a full release from any and all claims and potential claims by the plaintiff in relation to the incident. Additionally, the plaintiff reached a separate settlement agreement with Lumiere.

An action against Syneron, Inc. was commenced on October 25, 2010 by Arlene Scozzaro related to alleged injured she received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleges negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and seeks $2 million in damages. Syneron, Inc. has served its answer as well as cross claims against the codefendant doctor and physician’s assistant. The codefendant doctor and physician’s assistant have asserted cross-claims against Syneron, Inc., which Syneron, Inc. denied. The case remains pending and is in the initial discovery phase of litigation. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

On August 15, 2010, Amir Gal, former sales representative, sued the Company and Karen Sarid, former site manager in Israel, for breach of Gal's employment agreement with the Company and demanding $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting Gal's allegations in their entirety along with an application to reject the suit against Sarid. After an initial preliminary hearing, Gal subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). A second preliminary hearing is scheduled for May 23, 2012. The Company assessed that contingent losses related to this claim are remote, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

 On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. On March 15, 2011, the Company submitted a statement of defense. On April 5, 2011, the plaintiff filed his response to the statement of defense. On April 27, 2011, the Company filed a motion to dismiss. On May 11, 2011, the plaintiff submitted his response. On May 16, 2011, the State of Israel – Courts Administration joined the Company's motion to dismiss on the grounds that the plaintiff failed to pay court fees. On July 5, 2011, a pre-trial hearing took place and the parties accepted the court's proposal to transfer the dispute to mediation. The parties were not able to reach a settlement in mediation. On March 8, 2012, the Court rejected the Company's claim regarding statute of limitations, and accepted the claim regarding insufficient court fees paid. The Court required that the plaintiff file an amended claim and pay court fees within 45 days, or the claim will be dismissed. The Company assessed that contingent losses related to this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

On April 27, 2011, a lawsuit was filed by the Company's former French distributor for damages in the amount of $3.5 million (€ 2.7 million) for lost earnings due to the termination of the distribution agreement. The Company filed its submissions for the defense claiming that, since there is an applicable arbitration clause in the distribution agreement, the Court of Commerce in Lille has no jurisdiction in the case. A pretrial hearing was held on March 28, 2012, with the decision to be granted on April 25, 2012.

 A claim was brought against the Company’s subsidiary, Candela, by Tout Pour le Laser (“TPL”), seeking damages and legal fees in the amount of $2.9 million (€ 2.3 million) for public denigration, unfair competition and economic parasitism. Candela submitted its pleadings to the court on September 14, 2011, and the parties now await the scheduling of a hearing by the court. The Company assessed that contingent losses related to this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

On July 26, 2010, Syneron filed a lawsuit against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. Syneron, which claims that various VelaShape components were used in Viora’s machine (called "Reaction"), is suing for misappropriation of trade secrets and infringement. Syneron is seeking the following remedies, among others: (i) permanent injunction prohibiting manufacturing, exporting, importing, marketing and making any other use (including servicing) of the Reaction; (ii) injunction to refrain from using Syneron’s intellectual property and commercial secrets; and (iii) monetary compensation in the amount of $2.6 million (the Company has reserved the right to revise this amount). Currently pending in District Court, the documents disclosure procedure has come to an end and depositions are scheduled on April 5, 2012 for Syneron and on October 25, 2012 for the defendants. Court sessions to hear the witnesses are scheduled during November-December 2012.

 From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued an amount which it deems sufficient to cover probable losses from these and other claims. In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2011 the Company settled various legal claims and paid an amount of approximately $0.3 million.

For other legal proceedings see also Note 14 to our consolidated financial statements. Please also see Item 3.D, “Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.”

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

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.” We began trading on the Nasdaq Select Market (formerly known as the Nasdaq National Market) on August 5, 2004.

The following table sets forth the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Market for the periods indicated.

Nasdaq Global Market

	Price per share (US$)
	High	Low
Yearly highs and lows
2007	28.12	13.37
2008	18.04	5.88
2009	12.44	4.55
2010	12.02	7.60
2011	14.9	8.91

Quarterly highs and lows
2010
First quarter	11.44	8.91
Second quarter	12.02	9.08
Third quarter	10.46	7.6
Fourth quarter	11.18	9.35
2011
First quarter	14.92	9.98
Second quarter	14.18	10.88
Third quarter	12.61	8.95
Fourth quarter	12.46	8.91
2012
First quarter (through March 1, 2012)	11.77	10.15

Monthly highs and lows
September 2011	10.92	9.48
October 2011	11.65	8.91
November 2011	12.46	9.95
December 2011	11.44	9.75
January 2012	11.44	10.15
February 2012	11.77	10.36

On March 26, 2012, the closing price of our ordinary share as quoted on Nasdaq Global Select Market was $11.02.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our amended and restated articles of association, as adopted by our shareholders on November 7, 2007 (for the purposes of this Item, the “Amended Articles”), and Israeli law affecting our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association and such law.

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

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•	authorize a new class of shares, elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with certain office holders

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the Company’s voting shareholders.

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of the shareholders following the meeting at which he was appointed. In accordance with the Companies Law, our external directors serve for three years, which may be renewed for two additional three year terms, subject to certain conditions.  Thereafter, the term of such external director may be extended for additional three-year terms if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company (such requirement is not applicable to the first two three-year renewals). The Companies Law prohibits the Chief Executive Officer, his relative or any person subordinate (directly or indirectly) to the Chief Executive Officer, from serving as the chairman of the board of directors. However, the Companies Law further provides that the positions of Chief Executive Officer and chairman of the board of directors may be held by the same person for a period not exceeding three years if such proposal is either approved by a majority of the company’s shareholders, including at least two thirds of the voting shareholders who are not controlling shareholders and do not have personal interest in the decision (shares held by abstaining shareholders are not considered), or the aggregate number of shares of non-controlling shareholders voting against the proposal does not exceed 2% of the total voting shareholders.

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote as described above. External directors may be removed from office only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company.

An external director is qualified for nomination as an external director only if he/she has either professional expertise or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including the Nasdaq Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise so long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional expertise.

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

The regulations also provide that a director with professional expertise is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)	A holder of another academic degree or otherwise a graduate of higher education in a major field of business of the company or in other field which is relevant to the role; or

(3)	He/she has experience of at least five years in one of the following, or that he/she has cumulative experience of at least five years in two or more of the following:

(a)	A senior position in the business management of a corporation which has a significant scope of business;

(b)	A senior public position or in a senior role in the public service; or

(c)	A senior position in the company's major fields of business.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Amended Articles.

Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one.

Our board of directors determined that Dr. Michael Anghel has accounting and financial expertise as described in the regulations promulgated pursuant to Companies Law, and that, therefore, the requirement regarding the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

The Companies law provides that a publicly traded company will be able to determine the number of independent directors that will serve on the company's board of directors. The amendment also recommends the number of independent directors a public company should appoint to their board: (i) companies with a controlling shareholder – one third; and (ii) other companies – a majority of the board. A majority of our board members are independent as required by Nasdaq rules, which are different than the independence standard of the Companies Law.

Under regulations promulgated under the Companies Law, compensation of external directors shall be comprised of annual compensation and a per meeting payment in ranges as provided in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company with shares traded in an exchange outside of Israel, and which is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 100,000 per annum (approximately $28,080) and NIS 3,000 (approximately $840) per meeting. The approval of the shareholders of the company is required for such compensation, unless it is between maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors, and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In addition, the regulations permit increased compensation to external directors who are considered “expert external directors” under these regulations.

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

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, and more than half of the shareholders who do not have personal interest in the offer accept the offer, the ownership of the remaining shares will be transferred to the purchaser. Notwithstanding the aforementioned, a tender offer will be accepted if the shareholders who do not accept hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares. If the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Companies Law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to: avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

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

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact of that the office holder is also a shareholder in the company. "Personal interest" also includes (1) personal interest of a person who vote via a proxy for another person, even if the other person has no personal interest, and (2) personal interest of a person gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

The office holder must make the disclosure of his or her personal interest promptly and in any event no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, and spouse’s descendant, and includes a sibling, parent and spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and board of directors, in that order, is required. In the event that an amendment is made to an existing arrangement with an office holder, such amendment does not require board approval to the extent that such amendment is not material. Arrangements with a director regarding such director’s service and employment conditions, including exculpation, indemnification, insurance or compensation for non-directorial duties in the company, also would require shareholders approval.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter. However, if the chairman of the board of directors or the chairman of the audit committee determines that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•
the terms of an engagement by the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•
the majority of the shares of the voting shareholders who have no personal interest in the transaction have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

Furthermore, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, unless, with respect to transactions not involving the receipt of services or compensation, the audit committee determines that a longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder must indicate either in advance or on the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract will also apply in the event of a breach of the duty to act with fairness toward the company.

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

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification must be limited to foreseeable types of events and to reasonable amounts, as determined by the board of directors.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also can indemnify an office holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent. The additional case in which a reimbursement of expenses is allowed according to the Companies Law is reasonable legal fees, including attorneys fees, incurred by an office holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent.

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

On April 10, 2007, we entered into an agreement with Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and tooth whitening devices for dentists and consumers, under which we purchased 38.47% of Fluorinex’s then fully diluted share capital in consideration of $1.5 million and received a warrant to purchase an additional 3.85% of Fluorinex’s then fully diluted share capital to increase our holdings to 42.32% of Fluorinex's fully diluted share capital. In September 2008, Fluorinex received FDA approval for its product. In December 2008, we exercised the warrant granted to us by Fluorinex. On May 13, 2009, we entered into an agreement with Fluorinex for the purchase of additional 20% of Fluorinex’s then fully diluted share capital in consideration of $1.0 million. Following the additional investment on May 13, 2009, we began consolidating Fluorinex results in our financial statements. On August 15, 2010, we entered into an additional agreement with Fluorinex for the purchase of additional 17.81% of Fluorinex's then fully diluted share capital in consideration of $0.6 million and, subject to Fluorinex reaching a certain milestone, for the purchase of an additional 10.64% of Fluorinex's then fully diluted share capital. On August 26, 2010, Fluorinex notified us of the achievement of the milestone and we subsequently transferred the remaining consideration and increased our holdings to 70.36% of Fluorinex's fully diluted share capital. On October 9, 2011, we invested an additional $0.75 million in Fluorinex, bringing our holdings of Fluorinex's fully diluted share capital to 73.86%.

In February 2011, we closed an additional investment of $0.31 million in RBT and received approximately 2% of RBT's share capital. Additionally, we also provided RBT, a loan in the aggregate amount of $0.31 million bearing interest at a rate of 4% per annum. In September 2011, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 8% of RBT’s share capital in consideration of approximately $0.76 million. As of March 21, 2012, we held approximately 56% of RBT’s issued and outstanding share capital. For more information on the relationship between the Company and RBT, see "History and Development of the Company – Our History" and "Major Shareholders and Related Party Transactions – Related Party Transactions".

On September 8, 2009, we entered into an agreement and plan of merger with Syneron Acquisition Sub, Inc., a Delaware corporation and our indirect, wholly-owned subsidiary (Acquisition Sub), and Candela Corporation, a publicly traded company incorporated under the laws of the state of Delaware. Pursuant to the merger agreement, we acquired Candela through Acquisition Sub which merged with and into Candela. The transaction was completed on January 5, 2010, and Candela survived the merger as our indirect, wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela.

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty Ltd., to which we transferred some of our activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our mē product and our holdings in Fluorinex Active Ltd. In addition, following the acquisition of Syneron Beauty, Inc. (formerly known as Pharos Life Corporation), Syneron Beauty, Inc. became a wholly owned subsidiary of Syneron Beauty Ltd. Syneron Beauty Ltd. and Syneron Beauty, Inc. hold the intellectual property dedicated to our home-use initiative, and they received a license to some of our other technologies which are used in our consumer markets initiatives.

In December 2010, we entered into a definitive agreement to acquire privately-held Syneron Beauty, Inc. (formerly known as Pharos Life Corporation), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Syneron Beauty, Inc. through  potential performance-based earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition we also assumed $2.7 million in net debt.  The products of Syneron Beauty, Inc. are marketed directly to consumers through premium retailers under the Tanda™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Syneron Beauty, Inc. will continue operating as our wholly-owned subsidiary and the Tanda™ business will be integrated into our consumer home-use initiatives.

On February 8, 2012, Syneron signed a definitive agreement to acquire Ultrashape Ltd., a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Ultrashape is the sole operating entity of Ultrashape Medical Ltd., which trades on the Tel Aviv Stock Exchange, and it owns all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. Under terms of the agreement, Syneron will acquire 100% of the outstanding shares of Ultrashape Ltd. from Ultrashape Medical Ltd. for $12.0 million in cash. The acquisition closed February 13, 2012.

Candela's Material Contracts

In August 2000, Candela entered into an agreement to amend its license agreement with the Regents of the University of California (Regents) whereby in exchange for an exclusivity fee of approximately $1.7 million, Candela obtained exclusive license rights to the Dynamic Cooling Device (DCD).  The exclusive license rights obtained by Candela were subject to certain limited license rights provided to Cool Touch, Inc. (Cool Touch), a subsidiary of New Star Technology, Inc. and a competitor of Candela, in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Pursuant to the agreement, Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. The agreement, certain portions of which were amended effective as of July 3, 2005 and  further amended effective July 1, 2011, provides that for an annual license fee of $300,000, Candela's royalty obligation was reduced to 3% up to a certain level of net sales and 2% above such level from its prior level of 6%. The annual license fee of $300,000 was paid to the Regents by a lump sum of $3.0 million and is being amortized over the remaining life of the patent agreement, which as of March 15, 2012 was approximately three years.

           In November 2007, Candela entered into Senior Officer Executive Retention Agreements with certain of its officers (Retention Agreements). The existing terms of each Retention Agreement provide, among other things, that the officer will be entitled to certain benefits in the event that (i) a change in control occurs and (ii) the executive officer's employment with Candela terminates under the conditions described below within 24 months following the date of the change in control. The consummation of the merger between the Company and  Candela constituted a change in control under the terms of the Retention Agreements. Pursuant to the terms of the Retention Agreements and the merger agreement, the Retention Agreements were assumed by us upon the completion of the merger. Pursuant to the terms of the Retention Agreements, if, within 24 months following the merger, Candela (or us) terminates the officer's employment without "cause" (as defined in the Retention Agreements) or the officer terminates his employment in connection with an "involuntary termination" (which includes (i) a material diminution in the officer's authority, duties or responsibilities, (ii) a material diminution in the officer's base compensation, (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the officer is required to report, (iv) a change by more than 50 miles in the geographic location at which the officer must perform his duties, or (v) a material breach of the terms of the officer's Retention Agreement), then:

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

The severance payments and benefits described above supersede the severance payable to each officer under his existing employment agreement. Accordingly, should a termination of employment (without cause or an involuntary termination) occur within 24 months of the merger, severance payments will be made under the Retention Agreements, and not the employment agreements.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year. Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012 and thereafter.

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

The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed pursuant to the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the ordinary course of business of the company investing in the Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The Tax Benefits under the Investments Law are not generally available with respect to income derived from products manufactured outside of Israel. In addition, the Tax Benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

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

A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

Additionally, a company owning an Approved Enterprise on or after April 1, 1986 may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the "Alternative Track"). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company will be eligible for the reduced tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period, subject to a limitation of the earlier of seven to ten years from the first year that the company realizes taxable income (dependent on the level of foreign investments), 12 years from commencement of operation or 14 years from the date of the approval.

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on an amount equal to the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at the above-referenced range of between 10%-25%. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, so long as the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as an FIC, there is no such time limitation.

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

Tax benefits under the 2005 Amendment

An amendment to the Investments Law effective as of April 1, 2005 has changed certain provisions of the Investments Law (the "2005 Amendment"). An eligible investment program under the 2005 Amendment qualifies for benefits as a "Privileged Enterprise" (rather than as an Approved Enterprise, the status applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). Under the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The duration of the tax benefits described herein is limited to the shorter of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or twelve years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election, which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, according to one of the following, which may be applicable to us:

 (i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up by the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income of the Privileged Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is "Abundant in Foreign Investment" (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Privileged Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation, and we may be required to record deferred tax liability with respect to such tax-exempt income.

Currently we have four approved programs under the Investments Law, which entitle us to tax benefits. The first program under the Investments Law was prior to the 2005 Amendment (Approved Enterprise), while all other programs are under the 2005 Amendment (Privileged Enterprise). The above mentioned approved programs are subject to the Alternative Track provisions, which allow a ten year period of exemption of taxes for undistributed income.

A substantial portion of our taxable operating income is derived from our Approved Enterprise program.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from Privileged Enterprise programs.

The tax benefits attributable to our current Approved Enterprise and Privileged Enterprise are scheduled to expire in phases by 2018.

On December 29, 2010, the Israeli Parliament approved an amendment to the Investment Law (the "New Amendment"). The New Amendment significantly revises the tax incentive regime in Israel, commencing on January, 1 2011. Under this New Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower percentage, under an applicable tax treaty).

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

In addition, the New Amendment introduced a new status of "Special Preferred Enterprise" which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Enterprise", certain additional conditions (including that the total preferred enterprise income of the Preferred Enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in Development Region "A", or to 8% if located in other areas within the State of Israel.

Dividend distributed from income which is attributed to "Preferred Enterprise"/"Special Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the grant track only to approved programs located in Development Region "A" and shall provide not only cash grants (as was the case prior to the Amendment) but also shall provide for the granting of loans. The rates for grants and loans shall be permitted up to 20% of the amount of the approved investment.

The provisions of the New Amendment shall not apply to any current "Privileged Enterprise" or "Approved Enterprise", which will continue to be entitled to the tax benefits according to provisions of the Investment Law in effect prior to the Amendment, unless the company owning such enterprise has elected (by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company's annual tax return for the respective year) to apply the provisions of the New Amendment.  Such election cannot be later rescinded. A company owning a Privileged Enterprise or Approved Enterprise which made such election by July 30, 2015 will be entitled to distribute income generated by the Approved/Privileged Enterprise exempt from withholding to its Israeli corporate shareholders.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as an Israeli resident company with 90% or more of its income in any tax year (exclusive of income from certain defense loans), capital gains, interest and dividends, generated from an “Industrial Enterprise” that it owns. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (new version) (the "Ordinance") distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

As of 2012, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (up from 20% in 2011) due to the enactment of the Tax Change Law, which came into force in January 1, 2012. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30% (up from 25% in 2011).

The real capital gain derived by corporations will generally be subject to a corporate tax rate of 25% in 2012 (up from 24% in 2011).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations (up from 24% in 2011) and a marginal tax rate of up to 48% in 2012 (up from 45% in 2011) for individuals. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in 2012 in respect of a corporation and/or an individual (the withholding tax rate applicable to individuals had been 20% in 2011).

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividends by our company from income attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise generally will be subject to withholding tax in Israel at the following rates: Israeli resident individuals – 15%; Israeli resident companies – 0% for a Preferred Enterprise and 15% for a Privileged /Approved Enterprise; non-Israeli residents -  15% (or 4% under the Ireland Track, subject to a reduced rate under the provisions of any applicable double tax treaty. As of January 1, 2012, a distribution of dividends from income which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual generally will be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

As of January 1, 2012, the Ordinance provides that  a non-Israeli resident (either individual or corporation) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) at least 10% of the outstanding shares of the voting stock of the Israeli resident company, and not more than 25% of the gross income of the Israeli resident company for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporations –  0% to a Preferred Enterprise or 15% to an Approved Enterprise/Privileged Enterprise, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities which are registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "controlling shareholder" (as defined above) at the time of the distribution or at any time during the preceding 12 months period), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs  repayable in  non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the shares.  Except as otherwise noted, this discussion applies only to U.S. Holders (as defined below) that hold our ordinary shares as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; entities classified as partnerships for U.S. federal income tax purposes; and holders whose functional currency is other than the U.S. dollar.

If an entity that is classified as a partnership holds our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

A “U.S. Holder” is a beneficial owner of ordinary shares who is:

▪	an individual who is a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

▪	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

▪	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

▪
a trust that (i) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons are authorized to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local, and foreign tax consequences of owning and disposing of our ordinary shares in light of their particular circumstances.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions we pay on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares and, to the extent such distributions exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares.

Dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, will be subject to U.S. federal income tax at a 15% rate, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied.  We should generally be considered a qualified foreign corporation if (i) we are not a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year, (ii) we are eligible for the benefits of the treaty between Israel and the United States (the “Treaty”), or (iii) our ordinary shares are readily traded on an established securities market in the United States. U.S. Holders should generally meet the holding period requirements if they hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Holders should consult their own tax advisors regarding the application of these rules.  Unless the legislation enacting the temporary 15% rates on dividends is extended, or other legislation is enacted establishing another rate, dividends received by non-corporate taxpayers after January 1, 2013 will be taxed at a rate of 39.6% under existing law.

Corporate taxpayers are generally not eligible for the 15% rate applicable to dividends.  Additionally, our dividends generally will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty is, subject to a number of complex limitations, permitted to be claimed as a foreign tax credit against U.S. federal income tax liability or as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on our ordinary shares will be foreign source income and generally should be “passive category income,” except with respect to certain corporate investors owning 10% or more of our ordinary shares for which such income may be “general category income.” The rules relating to U.S. foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. Holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules with regard to their particular circumstances.

Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares. A U.S. Holder’s adjusted tax basis in our ordinary shares will be the cost to such holder of such shares, as determined under U.S. federal income tax principles. For taxable years beginning before January 1, 2013, capital gain from the sale or other taxable disposition of ordinary shares held by certain non-corporate U.S. Holders will be taxed at a maximum rate of 15% if such ordinary shares have been held for more than one year and certain other requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Holders are urged to consult with their own tax advisors regarding the sourcing of gain or loss recognized on the sale of ordinary shares as well as the consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons that own shares of a PFIC. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our ordinary shares, unless an exception applies, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our ordinary shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year.

We believe that we are not a PFIC for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a PFIC. Moreover, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our ordinary shares on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC at any time while a U.S. Holder holds our ordinary shares, such holder could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year.

If we were a PFIC in any year, as a U.S. Holders would be required to file annual returns on U.S. IRS Form 8621 regarding their ordinary shares. Holders should consult with their own tax advisors regarding reporting requirements with regard to their ordinary shares.

To mitigate the adverse U.S. federal income tax consequences of the PFIC tax regime, U.S. Holders are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our ordinary shares are “marketable.” We believe that our ordinary shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).  If a U.S. Holder makes the mark-to-market election, its tax basis in our ordinary shares will be adjusted to reflect any such ordinary gain or loss recognized for the year of the election and each subsequent taxable year. Holders should consult their own tax advisors regarding the making of a mark-to-market election.

Under U.S. federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” election (a “QEF” election) to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for a U.S. Holder to make a QEF election with respect to our ordinary shares, we would have to provide information regarding its pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to a holder may be credited against such holder’s U.S. federal income tax liability and such holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Additional Withholding Obligations

U.S. Holders who hold our ordinary shares through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends paid on or after January 1, 2014 and proceeds of sale of our ordinary shares paid on or after January 1, 2015 if certain disclosure requirements related to U.S. accounts are not satisfied. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status to us.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.           STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices. In addition, our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

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

Exchange Rate Risk.

A major part of our operations is carried out by us and our subsidiaries in the U.S. and Israel. The functional currency of these entities is the U.S. dollar as the revenues and a substantial portion of the costs are incurred in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. The functional currency of our remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830 "Foreign Currency Matters". Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in stockholders' equity.

Interest Rate Risk. We do not have any significant outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. We invest approximately 50% of our cash balances in bank deposits and the remainder primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2011, we held $4.3 million of par value in auction-rate securities (ARS) for which the fair value was $1.3 million. The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2011. During the year ended December 31, 2011 we sold approximately $5.35 million par value of the ARS held by us for a total consideration of $5.35 million which reflects a gain of $0.04 million over the carrying amount.

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

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011, pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2011.

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

During the years 2010 and 2011, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, a member of Ernst & Young global, an independent registered public accounting firm:

	2010 (in thousands)	2011 (in thousands)

Audit Fees(1)	636	663
Tax Fees(2)	199	219
Audit Related Fees(3)	244	98
Total	1,079	980

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting), consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

(3)	Audit related services rendered by Kost Forer Gabbay & Kasierer during 2010 were mostly in connection with due diligence reviews conducted with respect to potential acquisitions.

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

In 2011, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Rule 5620(c) to Nasdaq Listing Rules requires that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of its common voting stock. The Company’s articles of association, consistent with the Companies Law, provides for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case any number of shareholders present in person or by proxy at such adjourned meeting shall constitute a quorum.  The Company has elected to follow home country practice with respect to quorum requirements for an adjourned meeting rather than the applicable Nasdaq requirement.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements beginning on pages F-1 through F-80, as set forth in the following index, are incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F-3 - F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Income	F-6 - F-7
Consolidated Statements of Changes in Shareholders’ Equity	F-8 - F-9
Consolidated Statements of Cash Flows	F-10 - F-12
Notes to Consolidated Financial Statements	F-13 - F-80

ITEM 19.	EXHIBITS

1.1	Articles of Association of Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2007, filed May 7, 2008).

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

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

4. 6	Candela Corporation's 1998 Third Amended and Restated Stock Plan (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.7	2004 Israel Stock Option Plan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed July 14, 2004).

4.8	2004 United States and Canada Stock Option Plan (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed July 14, 2004).

4.9	Candela Corporation's 2008 Stock Plan (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.10
Form of Candela Corporation 2008 Stock Plan Notice of Stock Appreciation Right Grant (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.11*	Lease for premises at 530 and 534 Boston Post Road, Wayland, Massachusetts.

4.12
Patent License and Settlement Agreement dated as of June 3, 2005 by and between Thermage, Inc. and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2004 filed July 30, 2005).

4.13
First Amendment to the Amended and Restated License Agreement dated as of July 3, 2005, by and between the Regents of the University of California and Candela Corporation (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010).

4.14
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

4.16
Shareholders' Rights Agreement dated as of November 11, 2008, by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, filed November 12, 2008).

4.17
Shareholders' Rights Agreement dated as of November 11, 2008, by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2009).

4.18
Agreement and Plan of Merger, dated as of September 8, 2009, among Syneron Medical Ltd., Syneron Acquisition Sub, Inc. and Candela Corporation (incorporated by reference to Annex A to the proxy statement/prospectus included in our Registration Statement on Form F-4 filed November 23, 2009).

4.19
Amendment No. 1 to Agreement and Plan of Merger, dated as of November 23, 2009, by and among Syneron Medical Ltd., Syneron Acquisition Sub, Inc. and Candela Corporation (incorporated by reference to Annex A-1 to the proxy statement/prospectus included in our Registration Statement on Form F-4 filed November 23, 2009).

4.20*	Second Amendment to the Amended and Restated License Agreement dated as of June 30, 2011, by and between the Regents of the University of California and Candela Corporation.

4.21*	2011 Equity Incentive Plan, Syneron Beauty Ltd.

4.22*	2011 Share Option Plan, Light Instruments Ltd.

4.23*	Settlement Agreement dated September 15, 2011 between Syneron, Inc., Candela Corporation, Palomar Medical Technologies, Inc., and The General Hospital Corporation**.

4.24*	Share Purchase Agreement, dated as of February 8, 2012, by and among Syneron Medical Ltd., UltraShape Medical Ltd., and UltraShape Ltd.

8.1*	List of Subsidiaries of the Registrant.

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

13.(a).1*
Certifications of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(a).1*	Consent of Independent Registered Public Accounting Firm.

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (“the Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 29, 2012 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2011	2010	2009

Revenues:
Lasers and other products		$160,220	$132,568	$49,429
Product-related services		68,101	56,960	5,297

Total revenues		228,321	189,528	54,726

Cost of revenues:
Lasers and other products		76,003	65,873	16,401
Product-related services		37,469	32,758	2,502

Total cost of revenues		113,472	98,631	18,903

Gross profit		114,849	90,897	35,823

Operating expenses, net:
Research and development		28,334	26,837	13,220
Selling and marketing		69,433	65,897	34,156
General and administrative		33,730	36,103	16,478
Other expenses (income), net	17	32,208	(4,538)	(3,975)

Total operating expenses, net		163,705	124,299	59,879

Operating loss		(48,856)	(33,402)	(24,056)
Financial income, net	19	1,015	717	2,097
Other income		35	240	562

Loss before taxes on income (tax benefit)		(47,806)	(32,445)	(21,397)
Taxes on income (tax benefit)	18	3,944	(5,110)	3,240

Consolidated net loss		(51,750)	(27,335)	(24,637)
Net loss attributable to non-controlling interests	1e, 1f,1h	955	1,909	1,050

Net loss attributable to Syneron Medical Ltd.’s shareholders		$(50,795)	$(25,426)	$(23,587)

Net loss per share:
Basic and diluted net loss per share attributable to Syneron Medical Ltd.’s shareholders	21	$(1.44)	$(0.74)	$(0.86)

Weighted average number of shares used in per share calculations (in thousands):
Basic and diluted		35,158	34,369	27,526

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

		December 31,
	Note	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$62,319	$63,821
Short-term bank deposits		23,771	1,192
Short-term marketable securities	3	70,463	114,799
Trade receivables, net of allowance of $ 2,635 and $ 5,891, respectively		43,300	40,931
Other accounts receivable and prepaid expenses	5	8,891	13,868
Inventories	6	31,169	22,720

Total current assets		239,913	257,331

LONG-TERM ASSETS:
Severance pay fund		295	334
Long-term deposits and others		2,118	2,744
Long-term marketable securities	3	15,590	37,721
Investments in affiliated companies	7	200	7,969
Property and equipment, net	8	4,155	4,029
Intangible assets, net	9	31,813	39,639
Goodwill	10	18,867	18,579
Deferred taxes	18	10,060	4,930

Total long-term assets		83,098	115,945

Total assets		$323,011	$373,276

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2011	2010

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11	$1,082	$2,737
Trade payables		21,094	16,644
Deferred revenues	12	11,550	13,432
Other accounts payable and accrued expenses	13	41,704	38,191

Total current liabilities		75,430	71,004

LONG-TERM LIABILITIES:
Deferred revenues	12	4,112	4,528
Warranty accruals		564	1,074
Contingent consideration	1g, 1j	2,535	11,365
Accrued severance pay		496	554
Deferred taxes	18	5,182	6,215

Total long-term liabilities		12,889	23,736

Total liabilities		88,319	94,740

COMMITMENTS AND CONTINGENCIES	15

EQUITY:	16
Syneron Medical Ltd.’s shareholders’ equity:
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 ordinary shares; Issued and outstanding - 35,328,771 and 34,674,889 shares at December 31, 2011 and 2010, respectively		85	84
Additional paid-in capital		187,023	180,410
Treasury shares - 1,251,574 ordinary shares at December 31, 2011 and 2010		(9,587)	(9,587)
Accumulated other comprehensive income		1,544	867
Retained earnings		54,530	105,325

Total Syneron Medical Ltd.’s shareholders’ equity		233,595	277,099
Non-controlling interests	1e, 1f, 1h	1,097	1,437

Total equity		234,692	278,536

Total liabilities and equity		$323,011	$373,276

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Syneron Medical Ltd.’s shareholders
	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity	Total comprehensive income (loss)

Balance as of January 1, 2009	$64	$98,125	$(344)	$(9,587)	$154,338	$–	$242,596

Exercise of stock options	1	547	–	–	–	–	548
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) –	1	–	–	–	–	1
Equity-based compensation expenses	*) –	4,264	–	–	–	–	4,264
Non-controlling interests recorded as a result of business combination (see also Note 1f and h)	–	–	–	–	–	4,151	4,151
Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	–	–	342	–	–	–	342	$342
Reclassification to income statement for loss realized on marketable securities	–	–	(7)	–	–	–	(7)	–
Net loss	–	–	–	–	(23,587)	(1,050)	(24,637)	(24,637)

Total comprehensive loss								$(24,295)

Balance as of December 31, 2009	$65	$102,937	$(9)	$(9,587)	$130,751	$3,101	$227,258

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

F–8

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Syneron Medical Ltd.’s shareholders
			Accumulated
		Additional	other					Total
	Ordinary shares	paid-in capital	comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity	comprehensive income (loss)

Balance as of December 31, 2009	$65	$102,937	$(9)	$(9,587)	$130,751	$3,101	$227,258

Exercise of stock options	1	1,931	–	–	–	–	1,932
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) –	*) –	–	–	–	–	–
Issuance of shares in connection with business combination, net of issuance costs of $ 660 (see also Note 1i)	18	72,346	–	–	–	–	72,364
Equity-based compensation expenses	–	3,196	–	–	–	–	3,196
Establishment of subsidiary (see also Note 1e)	–	–	–	–	–	245	245
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	–	–	(286)	–	–	–	(286)	$(286)
Currency translation adjustments	–	–	1,011	–	–	–	1,011	1,011
Reclassification to income statement for loss realized, net	–	–	151	–	–	–	151	–
Net loss	–	–	–	–	(25,426)	(1,909)	(27,335)	(27,335)

Total comprehensive loss								$(26,610)
Balance as of December 31, 2010	84	180,410	867	(9,587)	105,325	1,437	278,536

Exercise of stock options	1	4,053	–	–	–	–	4,054
Issuance of shares as a result of exercise of restricted stock units (RSU)	*) –	*) –	–	–	–	–	–
Equity-based compensation expenses	–	3,283	–	–	–	117	3,400
Changes in equity in subsidiaries (see also Note 1e and h)	–	(723)	–	–	–	498	(225)
Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	–	–	72	–	–	–	72	$72
Unrealized gain from hedging activities, net	–	–	75	–	–	–	75	75
Currency translation adjustments	–	–	476	–	–	–	476	476
Reclassification to income for loss realized on marketable securities, net	–	–	54	–	–	–	54	–
Net loss	–	–	–	–	(50,795)	(955)	(51,750)	(51,750)

Total comprehensive loss								$(51,127)
Balance as of December 31, 2011	$85	$187,023	$1,544	$(9,587)	$54,530	$1,097	$234,692

Currency translation adjustments, net			$1,489
Accumulated unrealized gain from hedging activities, net			75
Accumulated unrealized loss from available-for-sale securities, net			(20)

Accumulated other comprehensive income, net as of December 31, 2011			$1,544

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net loss before non-controlling interests	$(51,750)	$(27,335)	$(24,637)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,048	9,381	1,927
Share-based compensation	3,400	3,196	4,264
Impairment of investment in affiliated companies	9,387	850	–
Impairment of intangible assets	123	1,319	–
Decrease in accrued interest, amortization of premium and accretion to discount and gain from sale of marketable securities	1,565	716	1,578
Gain on investments in affiliated companies as a result of business combination	–	–	(562)
Bargain purchase price related to acquisition of subsidiary	–	(8,525)	–
Revaluation of contingent liability related to acquisition of subsidiary, net (Note 1g and j)	(8,830)	1,625	–
Deferred income taxes, net	(179)	(3,339)	1,549
Decrease (increase) in trade receivables, net	(2,833)	2,445	18,879
Decrease (increase) in other accounts receivable and prepaid expenses	(984)	9,667	64
Decrease (increase) in inventories	(8,581)	13,180	4,320
Increase (decrease) in trade payables	4,467	4,201	(5,039)
Decrease in long and short-term deferred revenues	(3,852)	(3,770)	(3,608)
Increase (decrease) in warranty accruals	(299)	199	(4)
Increase (decrease) in other accounts payable and accrued expenses	3,340	(6,187)	167
Others	281	255	157

Net cash used in operating activities	(44,697)	(2,122)	(945)

Cash flows from investing activities:
Investment in short-term deposits, net	(22,579)	(192)	(1,000)
Maturities of held-to-maturity marketable securities	–	460	–
Purchase of available-for-sale marketable securities	(83,584)	(186,414)	(294,345)
Proceeds from sale of available-for-sale marketable securities	54,417	35,992	127,014
Redemption of available-for-sale marketable securities	94,195	177,689	129,721
Investments in affiliated and other companies	–	(9,169)	(750)
Purchase of property and equipment	(2,116)	(887)	(487)
Net cash received (paid) in acquisition of subsidiaries (a)	–	21,427	(7,729)
Others	326	(93)	(22)

Net cash provided by (used in) investing activities	40,659	38,813	(47,598)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:
Acquisition of shares held by non-controlling shareholders of subsidiaries	$(571)	$–	$–
Exercise of stock options and RSU’s	4,054	1,932	549
Repayment of short-term bank credit, net	(1,655)	–	–

Net cash provided by financing activities	1,828	1,932	549

Translation adjustments on cash and cash equivalents	708	826	–

Increase (decrease) in cash and cash equivalents	(1,502)	39,449	(47,994)
Cash and cash equivalents at the beginning of the year	63,821	24,372	72,366

Cash and cash equivalents at the end of the year	$62,319	$63,821	$24,372

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$1,563	$491	$625

Supplemental disclosure of non-cash financing and investing activities:

Purchase of property and equipment on credit	$–	$113	$–

Reclassification of property and equipment to inventory	$–	$–	$(252)

Investment in affiliated company	$3,200	$–	$–

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2010	2009

(a)	Net cash paid (received) in acquisition of subsidiaries (see Note 1c-j):

	Consideration:
	Cash	$–	$430	$8,658
	Fair value of Syneron’s interest held before the business combination	–	–	4,487
	Fair value of Syneron’s equity instruments issued upon acquisition	–	73,024	–

	Total consideration	$–	$73,454	$13,145

	Identifiable assets acquired and liabilities assumed:

	Cash acquired	$–	$21,857	$929
	Current assets	–	73,045	–
	Non-current assets	–	5,201	–
	In process research and development	–	510	983
	Intangible assets	–	26,423	15,405
	Deferred tax assets (liabilities)	–	8,635	(5,236)
	Liabilities assumed	–	(54,607)	(142)
	Others	–	100	400
	Contingent consideration	–	(2,409)	(7,331)

	Non-controlling interests in the subsidiary	–	(245)	(4,151)
	Goodwill (bargain purchase price)	–	(5,056)	12,288

		–	73,454	13,145

	Net cash paid (received) in acquisitions	$–	$(21,427)	$7,729

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Syneron Medical Ltd. (“the Company” and/or “Syneron”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in manufacture, research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

In November 2010, the Company formed a new wholly-owned subsidiary, Syneron Beauty Ltd. (“Syneron Beauty”), to which Syneron transferred its non-professional aesthetic device activities related to its consumer market initiatives, including its ELOS based consumer hair removal mē product, its holdings in Fluorinex Active Ltd (“Fluorinex”) and its joint Procter & Gamble initiative. In addition, following the acquisition of Syneron Beauty, Inc. (“SBI”, as described in Note 1j), SBI became a wholly-owned subsidiary of Syneron Beauty. Syneron Beauty holds the intellectual property dedicated to the Company’s home-use initiative, and it received a license to some of the Company’s other technologies used for other home-use products.

b.	The Company has various wholly-owned subsidiaries throughout the world that are engaged in the research, development, marketing and selling of the Company’s products in different geographic areas.

c.	Light Instruments Ltd.:

Light Instruments Ltd. (“LI”) is an Israeli company engaged in the development of advanced dental laser devices. The Company invested in aggregate $ 6,340, in consideration of 100% of LI’s outstanding share capital.

In addition, as part of the investment agreements signed with LI, each of the two LI founders is entitled to 1% of all of LI’s net sales for a period of up to seven years starting July 2007, up to an aggregate amount of $ 500 without regard to the founders’ continued employment in the Company (i.e., the founders are entitled to such amounts as sellers and not in their role as employees). Actual payments relating to this amount will be recorded as part of the purchase price and will be allocated to goodwill. Through December 31, 2011, the Company paid to the two founders approximately $ 240 out of which $ 55 and $ 75 were paid during the years ended December 31, 2011 and 2010, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.	Inlight Corp.:

	1.	In November 2008, the Company entered into a share purchase agreement (“SPA”) with the shareholders of Inlight Corp. (“Inlight”), a company incorporated under the laws of the State of California pursuant to which Syneron acquired all of Inlight’s share capital. The Company is utilizing Inlight’s technology to develop and release additional products.

	2.	In consideration of 100% of Inlight’s share capital, the Company undertook to pay total consideration of up to $ 4,000. The consideration is conditioned upon Inlight’s compliance with certain milestones detailed in the SPA. At the closing, the Company paid Inlight’s shareholders total consideration of $ 500 and deposited an additional amount of $ 500 in escrow. Amounts deposited in escrow were recorded as part of other accounts receivable.

During 2010, the Company transferred an amount of $ 250 from the escrow on behalf of Inlight’s shareholders, and the remaining amount was transferred in February 2011. The payments were recorded against the contingent liability.

	3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	Fair value	Expected useful life of excess cost

Contingent payment liability	$(614)	–

Intangible assets:
Developed technology	1,826	6 years
Deferred tax liability	(712)	–

Total purchase price	$500

e.	Syneron China:

In 2008, the Company signed a joint venture (“JV”) agreement for establishing Syneron China. According to the agreement, the Company holds 51% of the JV for a total investment of $ 510 paid in two equal installments in February 2010 and October 2011. Through this new Chinese JV, Syneron sells directly to medical and aesthetic professionals in China. The JV became active and started promoting and marketing the Company’s products in January 2010. The Company consolidated the JV’s results from the date of commencement of operations of the JV and recorded the non-controlling interests in accordance with the provisions of ASC 810, “Consolidation” (“ASC 810”).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

f.	Fluorinex:

1.	On May 13, 2009 (“the acquisition date”), the Company invested an additional $ 1,000 in Fluorinex in consideration of 603,687 preferred B1 shares. Following the additional investment, the Company obtained control over Fluorinex and held 53% of Fluorinex’s outstanding voting shares. Fluorinex is an Israeli company near the commercialization phase which is engaged in the development of new tooth whitening, tooth decay and dental care prevention methods and devices.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805, “Business Combinations” (“ASC 805”).

The acquisition date fair value of the consideration transferred totaled $ 2,787 which consisted of the following:

Cash	$1,000
Fair value of previous cost basis investment	1,787

Total	$2,787

2.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of Fluorinex):

	Fair value	Expected useful life

Cash	$959	–
Developed technology (1)	1,141	6.5 years
In-process technology (2)	983	–

Total identifiable assets acquired	3,083

Current liabilities	(144)
Deferred tax liability	(376)	–

Total liabilities assumed	(520)	–

Net identifiable assets acquired	2,563
Goodwill	1,389

Net assets acquired	$3,952

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated at 6.5 years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	(2)	The Company recorded an in-process research and development asset that is currently considered to have an indefinite life until the completion or abandonment of the associated project. The in-process research and development asset recorded will be amortized when revenues are generated from such technology and will be subject to impairment testing.

3.	Prior to the acquisition date, the Company accounted for its 43% interest in Fluorinex as a cost method investment. The investment was stated at cost, since the investment was in series B preferred shares which were determined to be not in-substance ordinary shares in accordance with ASC 323-10-15. The acquisition-date fair value of the previous equity interest was $ 1,787, and is included in the measurement of the consideration transferred. The Company recognized in 2009 a total gain of $ 112 as a result of re-measuring its prior equity interest in Fluorinex held before the business combination and recorded such gain as other expenses (income) in its statement of operations.

4.	On August 15, 2010, the Company entered into an additional agreement with Fluorinex purchase an additional 17.81% of Fluorinex’s then fully diluted share capital in consideration of $ 600 and, subject to Fluorinex reaching a certain milestone, to purchase an additional 10.64% of Fluorinex’s then fully diluted share capital in consideration of an additional $ 600. On August 26, 2010, Fluorinex notified the Company of the achievement of the milestone. Subsequently, the Company transferred the remaining consideration and increased its holdings to 71% of Fluorinex’s share capital. On October 9, 2011, the Company invested an additional $ 750 in Fluorinex, increasing its holdings of Fluorinex’s fully diluted share capital to 73.86%. The increase in the interests in Fluorinex was accounted for according to the provisions of ASC 810.

g.	Primaeva Medical Inc.:

1.	On October 14, 2009 (“the acquisition date”), the Company acquired Primaeva Medical, Inc. (“Primaeva”), an aesthetic technology firm based in the United States in consideration of $ 14,331. Following the acquisition, the Company obtained control over Primaeva and holds 100% of Primaeva’s outstanding voting shares.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	2.	The acquisition date fair value of the consideration transferred totaled $ 14,331 which consisted of the following:

Cash	$7,000
Contingent consideration	7,331

Total	$14,331

The contingent consideration arrangement requires the Company to pay up to $ 23,000 of additional consideration to Primaeva’s former shareholders subject to reaching certain net revenue milestones over a three-year period ending December 31, 2012.

The fair value of the contingent consideration arrangement at the acquisition date was $ 7,331. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 18%. The Company reevaluated such contingent consideration as of December 31, 2010 and 2011, resulting in an increase of $ 1,625 and a decrease of $ 8,956, respectively, which were recorded in the Company’s statements of operations in other expenses (income), net. as part of operating expenses (see also Note 16). As of December 31, 2011 and 2010 the contingent consideration fair value was $ 0 and $ 8,956, respectively.

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	Fair value	Expected useful life

Current assets	$140
Developed technology (*)	10,038	7 years

Total identifiable assets acquired	10,178

Current liabilities	(38)
Deferred tax liability	(4,015)	–

Total liabilities assumed	(4,053)	–

Net identifiable assets acquired	6,125
Goodwill	8,206

Net assets acquired	$14,331

(*)	The developed technology is amortized using the straight-line method over its useful life which is estimated as 7 years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	h.	Acquisition of Rakuto Bio Technologies Ltd. (“RBT”):

		1.	On November 9, 2009 (“the acquisition date”), the Company entered into a SPA with RBT’s shareholders. Pursuant to the SPA, the Company acquired 17.8% of RBT’s common shares for total consideration of $ 205, from three existing shareholders. Following the investment, the Company held 41% (10% common shares and 31% preferred shares) of RBT’s shares on an as if converted basis (the Company holds 100% of the preferred voting shares) and the total cash amount invested on a cumulative basis is approximately $ 2,454 (see also 5 below).

The acquisition date fair value of the consideration transferred totaled $ 2,905 which consisted of the following:

Cash	$205
Fair value of previous equity investment	2,700

Total	$2,905

2.	The results of RBT’s operations have been consolidated from the acquisition date as RBT was deemed to be a variable interest entity and the Company became the primary beneficiary in accordance with ASC 810. Prior to the acquisition date, the Company’s investment in RBT was accounted for based on the cost method as further described in 5 below.

3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (reflects 100% of RBT):

	Fair value	Expected useful life

Cash	$(30)	–
Current assets	59
Long-term assets	12
Property and equipment	108
Developed technology (*)	4,226	7 years

Total identifiable assets acquired	4,375

Current liabilities	(275)
Deferred tax liability	(845)	–

Total liabilities assumed	(1,120)	–

Net identifiable assets acquired	3,255
Goodwill	2,945

Net assets acquired	$6,200

(*)	Developed technology is amortized using the straight-line method over its useful life, which is estimated as 7 years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

		4.	The fair value of the non-controlling interests in RBT at the acquisition date was $ 2,874 and was estimated using the income approach.

		5.	In February 2008, the Company entered into an agreement with RBT, whereby the Company will invest up to $ 3,000 if and when RBT meets certain milestones in consideration of 38% of RBT’s series A preferred shares. As of November 2009, the Company had already invested $ 2,250 of the $ 3,000 agreed upon. The investment was stated at cost, since the investment was in series A preferred shares which were determined to be not in-substance common shares as defined in ASC 323-10-15. The acquisition date fair value of the previous equity interest was $ 2,700, and is included in the measurement of the consideration transferred. The Company recognized in 2009 a total gain of $ 450 as a result of re-measuring its prior equity interest in RBT held before the business combination and recorded such gain as other income in its statement of operations.

		6.	In February 2011, the Company closed an additional investment of $ 309 and received 15,664 of RBT’s preferred A-1 shares constituting an aggregate of 2.55% of RBT’s share capital on a fully diluted basis. Additionally, the Company also provided RBT a loan in the aggregate amount of $ 309.

		7.	In September 2011, the Company entered into an agreement with certain shareholders of RBT for the purchase of an additional 7.6% of RBT’s share capital in consideration of approximately $ 761. As of December 31, 2011, the Company holds 49.52% of RBT’s fully diluted share capital.

	i.	Candela Corporation:

On September 9, 2009, Syneron, Syneron Acquisition Sub, Inc. (“Acquisition Sub”), an indirect wholly-owned subsidiary of Syneron, and Candela Corporation, Inc. (“Candela”), a U.S. public company listed on the Nasdaq under the symbol CLZR, entered into an Agreement and Plan of Merger (“the Merger Agreement”). Under the Merger Agreement, Acquisition Sub merged with and into Candela (“the Merger”), with Candela continuing after the Merger as the surviving company and becoming an indirect wholly-owned subsidiary of Syneron. Upon the terms and subject to the conditions set forth in the Merger Agreement, on January 5, 2010, the effective date of the Merger, each issued and outstanding share of common stock of Candela was converted into the right to receive the Company’s ordinary shares.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

At the effective time of the Merger, 6,670,477  Syneron’s ordinary shares were issued based on a conversion ratio of 0.2911 of Syneron’s ordinary share for each Candela share of common stock. In addition, Syneron assumed certain outstanding stock options and stock appreciation rights of Candela, with the number of Syneron’s ordinary shares issuable upon exercise of each assumed Candela stock option or stock appreciation right  determined by multiplying the exchange ratio in the transaction, 0.2911, by the number of shares of Candela’s common stock underlying the assumed option or stock appreciation right. Immediately following the effective time of the Merger and issuance of Syneron’s shares to Candela’s shareholders, Candela’s shareholders owned approximately 19.4%, and Syneron’s shareholders own approximately 80.6%, of Syneron’s ordinary shares.

The Merger had no effect on the number of ordinary shares of Syneron owned by existing Syneron shareholders.

On January 5, 2010, the Company completed the Merger and acquired 100% of the outstanding common shares and voting interests of Candela. The results of Candela’s operations have been included in the consolidated financial statements since that date. The transaction was accounted for under ASC 805. The Company expected to achieve significant synergies and cost reductions by eliminating redundant processes and facilities.

The acquisition date fair value of the consideration transferred totaled $ 73,024 which consisted of the following:

Ordinary shares (6,670,477 shares)	$69,306
Stock options	3,718

Total	$73,024

The fair value of the 6,670,477 ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the acquisition date and the fair value of the stock options issued was determined based on the binomial option pricing model.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Assets:

Current assets	$89,450
Other assets (includes mainly deferred tax assets)	24,792
Property and equipment	2,391
Intangible assets (*)	24,010

Total identifiable assets acquired	140,643

Current liabilities	(45,427)
Deferred taxes	(8,778)
Long-term liabilities	(4,889)

Total identifiable liabilities assumed	(59,094)

Net identifiable assets acquired	81,549
Bargain purchase price (**)	(8,525)

Net assets acquired	$73,024

(*)	Of the $ 24,010 intangible assets acquired, $ 10,070 was assigned to developed technology (10 years useful life), $ 510 was assigned to in-process research and development asset which is not subject to amortization, $ 8,930 was assigned to customer relationship (6 years useful life), $ 3,300 was assigned to trade name (11 years useful life) and the remaining $ 1,200 was assigned to a non-compete covenant (3 years useful life).

(**)	The excess of fair value of the net assets acquired over the amount of consideration transferred was recorded in other income, net as part of operating expenses in Company’s statements of operations (see also Note 16).

The Company recognized $ 2,564 and $ 1,920 of acquisition related costs that were expensed during the years ended December 31, 2010 and 2009, respectively. These costs are included in the consolidated statement of operations in the general and administrative expenses. The Company also recognized $ 660 in costs associated with issuing and registering the shares issued as consideration in the business combination. Those costs were deducted from the recognized proceeds of issuance within shareholders’ equity.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	j.	SBI (formerly known as Pharos Life Corporation):

		1.	On December 7, 2010 (“the acquisition date”), the Company acquired SBI, an aesthetic technology company based in Canada, in consideration of $ 2,409. Following the acquisition, the Company obtained control over SBI and holds 100% of SBI ’s outstanding voting shares.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805. The results of SBI’s operations have been included in the consolidated financial statements since the acquisition date.

		2.	The acquisition date fair value of the consideration transferred totaled $ 2,409 which consisted of the following:

Contingent consideration to be settled in cash	$1,639
Contingent consideration settled in Syneron’s shares	770

Total	$2,409

The contingent consideration arrangement requires the Company to pay up to $ 15,750 of consideration to SBI’s former shareholders subject to reaching certain net revenue milestones in the twelve-month period ending May 31, 2013 and based on a specific mechanism agreed as part of the share purchase agreement.

The fair value of the contingent consideration arrangement at the acquisition date was $ 2,409. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 19% and based on various probabilities for SBI to meet the net revenues milestone. As of December 31, 2011 and 2010, the contingent consideration fair value was $ 2,535 and $ 2,409, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	3.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	Fair value	Expected useful life

Cash	$69
Current assets	1,224
Property and equipment	225
Developed technology (1)	1,437	6 years
Distribution channels (2)	1,314	6 years

Total identifiable assets acquired	4,269

Current liabilities	(4,369)
Deferred tax liability	(885)

Total liabilities assumed	(5,254)

Net identifiable liabilities assumed	(985)
Goodwill	3,394

Net assets acquired	$2,409

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated at 6 years.

(2)	The distribution channels will be amortized using a method which will reflect the consummation of such asset which is estimated at 6 years.

k.	Other acquisitions

After the balance sheet date the Company acquired Ultrashape Ltd for $12,000, acquired all the assets of TransPharma Medical Ltd. for $ 3,600 and invested in Juvenis Ltd. $1,000. Refer to Note 22 for further details.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

	a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in U.S. dollars:

A major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”) as the revenues and a substantial portion of the costs are incurred in dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The functional currency of the remaining subsidiaries and associates in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830. Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in equity.

	c.	Principles of consolidation:

Beginning January 1, 2009, changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity (“APIC”).

The consolidated financial statements include the accounts of the Company and its -owned and majority-owned subsidiaries, in which the Company has a controlling voting interest or entities which are considered variable interest entities for which the Company is considered the primary beneficiary as such terms are determined in ASC 810. Inter-company balances and transactions have been eliminated upon consolidation.

The Company applies the provisions of ASC 810 which provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. See also Note 1h.

Upon consolidation, the primary beneficiary initially records all of the VIE’s assets, liabilities and non-controlling interests at fair value and subsequently accounts for the VIE as if it were consolidated based on a majority voting interest.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is considered to be the primary beneficiary of RBT since the Company holds the power to direct the activities which significantly impact the economic performance of these entity and has either an obligation to absorb losses or the right to receive benefits from them that could potentially be significant to their operations.

The Company adopted in 2011 the new FASB accounting standard on consolidation of variable interest entities. This new accounting standard eliminates the mandatory quantitative approach in determining control for evaluating whether a VIE needs to be consolidated in favor of qualitative analysis, and requires an ongoing reassessment of control over such entities. The adoption of this new accounting standard did not impact the Company’s consolidated financial statements.

	d.	Cash and cash equivalents:

Cash and cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

	e.	Bank deposits:

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income. As of December 31, 2011 and 2010, the Company held short-term interest bearing deposits in the amount of $ 23,771 and $ 1,192, respectively, with a weighted average interest of 2.23% and 3.5%, respectively.

	f.	Marketable securities:

The Company classifies all of its marketable securities as available-for-sale securities in accordance with ASC 320, “Investment in Debt and Equity Securities”. Such marketable securities consist primarily of U.S. government treasury bonds, U.S. agencies and government guaranteed debts which are stated at fair value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected as “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on marketable securities are included in earnings.

The Company applied FASB ASC 320-10 which requires the Other-Than-Temporary Impairment (“OTTI”) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for OTTI, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not that it will be required to sell, the investment before recovery of the investment’s amortized cost basis.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the estimate of the present value of cash flows expected to be collected from the debt security discounted at the effective interest rate implicit in the security at the date of acquisition is less than the amortized cost basis of the security, the difference is considered credit loss and is recorded through earnings. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the year ended December 31, 2011, were not OTTI.

For the years ended December 31, 2010 and 2009, the Company recognized credit loss in earnings on certain investments in Auction Rate securities (“ARS”)  in the total amount of $ 119 and $ 173, respectively.

	g.	Derivatives and hedging activities:

The Company implemented the requirements of ASC No. 815, “Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company’s policy allows it to offset the risks associated with the effects of certain foreign currency exposures through the purchase of foreign exchange forward or option contracts (“Hedging Contracts”). The policy, however, prohibits the Company from speculating on such Hedging Contracts for profit. To protect against the increase in value of forecasted foreign currency cash flow resulting from salaries paid in New Israeli Shekels (“NIS”) during the year and for certain forecasted revenue transactions in currencies other than the U.S. dollar, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli employees denominated in NIS or revenues anticipated in currencies other than the U.S. dollar for a period of one to twelve months with Hedging Contracts. Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated and qualify as cash flow hedges in 2011, while in 2010 these Hedging Contracts did not qualify as cash flow hedges.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2011 and 2010, the Company had outstanding forward contracts with a notional amount of $ 3,036 and $ 800, respectively, and outstanding option contracts with a notional amount of $ 3,870 and $ 1,550, respectively.

Other derivative instruments that are designated and qualified as fair value hedging instruments consist of forward contracts that the Company uses to hedge monetary assets denominated in NIS. As of December 31, 2011 and 2010, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $ 15,000 and $ 0, respectively.

	h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: using the first-in, first-out (“FIFO”) method.

Work in process: on the basis of average costs, including materials, labor and other direct and indirect manufacturing costs.

Finished products: based on standard cost (which approximates actual cost on a first-in, first-out basis) which includes materials, labor and manufacturing overhead. Standard costs are monitored and updated as necessary, to reflect the changes in raw material costs and labor and overhead rates.

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage are explored within these processes to mitigate inventory exposure. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $ 31,169 and $ 22,720 as of December 31, 2011 and 2010, respectively, is stated net of inventory reserves of $ 4,742 and $ 4,827 in each year, respectively. If actual demand for the Company’s products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates.

%

Computers, software, manufacturing and laboratory equipment	10 – 40 (mainly 33)
Office furniture, equipment	7 – 30 (mainly 15)
Leasehold improvements	The shorter of the term of the lease or the useful life of the asset

j.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2011, the Company recorded an impairment charge in respect of its intangibles asset in the amount of $ 123 (refer also to Note 7(2)). During 2010, the Company recorded an impairment charge in respect of Fluorinex’s intangible assets in the amount of $ 1,319. During 2009, no impairment losses were identified.

k.	Investments in affiliated companies:

All investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company followed ASC 323, “Investments - Equity and Joint Ventures”, to determine whether it should apply the equity method of accounting to investments in other-than-common stock, with regard to certain investments in preferred shares, and determined that they are not in substance common stock.

The Company’s investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10. As of December 31, 2009, no impairment losses were identified. During 2011 and 2010, based on management’s most recent analysis, the Company recognized an impairment loss of $ 9,387 and $ 850, respectively, relating to its investments (see also Note 7).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Goodwill and intangible assets:

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, “Intangibles - Goodwill and Other”. Under ASC 350, goodwill is not amortized but instead tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test for each of its reporting units. The Company operates in two operating segments: the Professional Aesthetic Devices (“PAD”) segment (which is comprised of two reporting units and the Emerging Business Units (“EBU”) segment (which is comprised of five reporting units).

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The Company performs impairment test annually or more frequently if impairment indicators are present. Goodwill is allocated to the reporting units. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. As of December 31, 2011, 2010 and 2009, no impairment charge was recorded.

	m.	Revenue recognition:

Revenues are recognized in accordance with ASC 605, “Revenue Recognition” when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured and no further obligations exist. Provisions are made at the time of revenue recognition for any applicable warranty cost expected to be incurred. The Company does not grant a right of return for its products.

Other than pricing terms which may differ due to the different volumes of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from the sale of service contracts are recognized on a straight-line basis over the contract period. Revenues from services administered by the Company that are not covered by a service contract are recognized as the services are provided.

In respect of sale of systems with installation, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company’s systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation costs as appropriate.

In October 2009, the FASB issued authoritative guidance Accounting Standards Update (“ASU”)  2009-13, “Multiple Deliverable Revenue Arrangements” (“ASU 2009-13”), which applies to arrangements with multiple deliverables. The guidance eliminates the residual method of revenue recognition, on non-software arrangements, and allows the use of management’s best estimate of selling price (“BESP”) for individual elements of an arrangement when vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) is unavailable.

When a sales arrangement contains multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of VSOE of fair value if available, TPE if VSOE is not available, or BESP if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met.

The Company adopted ASU 2009-13 effectively on a prospective basis for revenue arrangements entered after January 1, 2011. The impact of the adoption of this guidance was immaterial to fiscal year 2011.

Prior to the adoption of ASU 2009-13, the Company’s accounting policy complied with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Under this approach, the Company establishes the selling price of the undelivered item based on TPE when available. When TPE is not available, the Company establishes the selling price of the undelivered item using BESP, which is based on standalone sales transactions and other sources of data available from which to estimate the volume of services provided during the term of the arrangement.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, when product arrangements are bundled with separately priced extended warranty that falls under the scope of ASC 605- 20-25-1 through 25-6, revenues are deferred and recognized ratably over the extended warranty period.

	n.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

	o.	Share-based compensation:

 The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. The Company estimates the fair value of employee stock options at the date of grant using a binomial valuation model and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

	p.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive effect of options, RSU’s and SAR’s considered to be outstanding during each year, in accordance with ASC 260, “Earnings Per Share”.

	q.	Fair value of financial instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, short-term bank credit, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The Company applies ASC 820, “Fair Value and Disclosure” (“ASC 820”). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

	Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;

	Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, hedging contracts and contingent consideration (see Note 4). The Company recorded contingent consideration resulting from business combinations completed after January 1, 2009 at its fair value on the acquisition date. Each reporting period thereafter, the Company revalues these obligations and records increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates and periods and updates in the assumed achievement or timing of any revenue milestones. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

Assets measured at fair value on a nonrecurring basis in 2011 are an impaired intangible asset, and an impaired cost method investment. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

	s.	Employee benefit plan:

Certain of the Company’s employees are eligible to participate in a defined contribution pension plan (“the Plan”).  Participants in the Plan may elect to defer a portion of their pre-tax earnings into the Plan, which is run by an independent party.  The Company makes pension contributions at rates varying up to 10% of the participant’s pensionable salary. Contributions to the Plan are recorded as an expense in the consolidated statements of operations.

Candela’s U.S. operations maintain a retirement plan (the “Candela U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the Candela U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. Candela matches 100% of each participant’s contributions up to a maximum of 6% of the participant’s base pay.  Each participant may contribute up to 15% of base remuneration.  Contributions to the Candela U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of operations.

Total contributions for the years ended December 31, 2011 and 2010 were $ 297, $ 320, respectively.

Syneron’s U.S. operations maintain a retirement plan (the “Syneron U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Participants in the Syneron U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the portion of the participant’s elective deferrals on the next 2% of compensation for the Plan year.  Each participant may contribute from 1% to 50% of compensation on a pretax basis up to the maximum permitted by the Internal Revenue Code.  Contributions to Syneron’s U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of operations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Total contributions for the years ended December 31, 2011, 2010 and 2009 were $ 166, $ 201 and $ 119, respectively.

Severance pay:

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits accumulated up to the balance sheet date.

The majority of the Company’s agreements with its employees in Israel are in accordance with section 14 of the Israeli Severance Pay Law. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments are made by the Company to the employee; therefore related assets and liabilities are not presented in the balance sheet.

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009 amounted to approximately $ 755, $ 638 and $ 652, respectively.

	t.	Shipping and handling costs:

Shipping and handling costs, which amounted to $ 4,408, $ 3,611 and $ 1,462 for the years ended December 31, 2011, 2010 and 2009, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company’s point of manufacturing directly to customers, distributors and international subsidiaries.

	u.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $ 5,723, $ 2,727 and $ 2,421, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivative instruments, marketable securities, and trade receivables.

The majority of the Group’s cash and cash equivalents and banks deposits are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing and that, accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in highly rated debentures of U.S. and Israeli, Corporations and governmental bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities. As a result of the recent turmoil in capital markets, the Company has implemented additional measures with respect to its investment policy. Such measures include among others: reducing credit exposure to corporate sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no material off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

The Company’s trade receivables are derived mainly from sales to large independent distributors and to end-users world-wide. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

The following table provides details of the change in the Company’s allowance for doubtful accounts as of December 31, 2011, 2010 and 2009:

	2011	2010	2009

Balance at the beginning of the year	$5,891	$7,561	$5,876
Charged to expenses, net of recoveries	(847)	2,783	3,336
Write- off	(2,473)	(3,923)	(1,974)
Exchange rate	64	(530)	323

Balance at the end of the year	$2,635	$5,891	$7,561

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Concentration of operational risk (cont.):

The Company is subject to risks common to companies in the aesthetic laser industry, including (i) the Company’s ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and adequate patent and other proprietary rights protection of its products and services, (ii) the content and timing of decisions made by the Food & Drug Administration and other agencies regarding the procedures for which the Company’s products may be approved, (iii) the ability of the Company to manufacture adequate supplies of its products for development and commercialization activities, (iv) the accuracy of the Company’s estimates of the size and characteristics of markets to be addressed by the Company’s products and services, (v) market acceptance of the Company’s products and services, and (vi) the accuracy of the Company’s information concerning the products and resources of competitors and potential competitors.

In addition, part of the Group companies (mainly Syneron) outsources the manufacturing of their products to two subcontractors located in Israel. These subcontractors have limited manufacturing capacity that may be inadequate if customers place orders for unexpectedly large quantities of products. In addition, because the Company’s subcontractors are located in Israel, they on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, the Company could experience business interruption, increased costs, damage to the Company’s reputation and loss of customers. In addition, qualifying new subcontractors could take several months. Management believes that the above mentioned risk is mitigated by diversification of production where each product is manufactured by more than one subcontractor. In addition, most of the subcontractors are affiliated with international firms and, if needed, a temporary solution could be found by shifting manufacturing out of Israel.

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

Any interruption in the supply of components or materials, or the Company’s inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair the ability to meet the demands of the Company’s customers, which would have an adverse effect on the Company’s business.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	x.	Warranty:

The Company generally provides a one-year to three-year standard warranty for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The following table provides details of the change in the Company’s product warranty accrual, which is a component of other accrued liabilities in the consolidated balance sheets for the years ended December 31, 2011 and 2010:

	2011	2010

Warranty provision at the beginning of the year	$6,854	$2,679
Warranty accounts related to the acquisition of Candela	–	3,980
Charged to costs and expenses relating to new sales	7,856	8,202
Costs of product warranty claims	(8,196)	(8,007)

Warranty provision at the end of the year	$6,514	$6,854

At December 31, 2011, the short-term and long-term accrued warranty provision amounted to $ 5,950 and $ 564, respectively. At December 31, 2010, the short-term and long-term warranty provision amounted to $ 5,780 and $ 1,074, respectively.

y.	Comprehensive income (loss):

The Company reports comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This Statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that items of other comprehensive income relate to unrealized gains and losses on available-for-sale marketable securities, hedging contracts and currency translation adjustments.

z.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction in equity.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

The Company has reclassified shipping and handling expenses previously included in cost of revenues of $ 2,468 as selling and marketing expenses for the year ended December 31, 2010, resulting in a decrease in cost of revenues from $ 101,099 to $ 98,631 and an increase in selling and marketing expenses from $ 63,429 to $ 65,897.

ab.	Impact of recently issued accounting standards:

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company is currently evaluating the possible impact of ASU 2011-04 on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company’s adoption of ASU 2011-05 is not expected to have an impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other (“ASU 2011-08”), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company is currently evaluating the possible impact of ASU 2011-08on its consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet (“ASU 2011-11”), which contains new disclosure requirements regarding the nature of an entity’s rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not set off related arrangements associated with its financial instruments and derivative instruments. The Company is currently evaluating the possible impact of ASU 2011-11 on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Topic 220 - Comprehensive Income (“ASU 2011-12”), which indefinitely deferred indefinitely certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is currently evaluating the possible impact of ASU 2011-12 on its consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Money market funds	$23,091	$4	$(20)	$23,075

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	14,331	6	–	14,337
Government sponsored enterprises - fixed interest rate	7,011	–	–	7,011
Corporate debentures - fixed interest rate	23,022	39	(29)	23,032

	44,364	45	(29)	44,380
Available-for-sale - matures after one year through three years:
Government debentures - fixed interest rate	8,688	188	(69)	8,807

Corporate debentures - fixed interest rate	8,448	32	(2)	8,478

	17,136	220	(71)	17,285

Available-for-sale - matures after five years:
ARS	1,482	–	(169)	1,313

	$86,073	$269	$(289)	86,053

Reclassification of certain securities to long-term				15,590

				$70,463

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

	December 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market Value

Money market funds	$5,541	$–	$–	$5,541

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	2,074	–	–	2,074
Government sponsored enterprises - fixed interest rate	84,107	48	(20)	84,135
Corporate debentures - fixed interest rate	1,226	19	–	1,245

	87,407	67	(20)	87,454
Available-for-sale - matures after one year through three years:
Government debentures - fixed interest rate	2,230	156	–	2,386
Government sponsored enterprises - fixed interest rate	24,787	7	(41)	24,753
Corporate debentures - fixed interest rate	9,514	92	(26)	9,580

	36,531	255	(67)	36,719
Available-for-sale - matures after three years through five years:
Government debentures - fixed interest rate	1,521	134	–	1,655
Government sponsored enterprises - fixed interest rate	14,875	29	(170)	14,734

	16,396	163	(170)	16,389
Available-for-sale - matures after five years:
ARS	6,790	–	(373)	6,417

	$152,665	$485	$(630)	152,520
Reclassification of certain securities to long-term				37,721

				$114,799

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

The table below shows the fair value of investments in available-for-sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer as of December 31, 2011:

	Less than 12 months		12 months or longer		Total (*)
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses

Government sponsored enterprises	$5,099	$69	$–	$–	$5,099	$69
Corporate debentures	14,902	31	–	–	14,902	31
ARS	–	–	1,313	169	1,313	169
Money market funds	18,848	20	–	–	18,848	20

	$38,849	$120	$1,313	$169	$40,162	$289

(*) As of December 31, 2011, there were 52 securities in a loss position.

For the years ended December 31, 2011, 2010 and 2009, the Company recognized gross realized gains of $ 47, $ 4 and $ 76, respectively, and gross realized losses of $ 42, $ 0.1 and $ 158, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income, net, in the Company’s consolidated statements of operations.

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities are classified within Level 1 or Level 2 because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in ARS and liabilities with respect to contingent consideration are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Assets:
Corporate debentures	$–	$31,510	$–	$31,510
ARS	–	–	1,313	1,313

Government sponsored enterprises	–	30,155	–	30,155
Money markets funds	23,075	–	–	23,075
Foreign currency derivatives	–	1,100	–	1,100

Total	$23,075	$62,765	$1,313	$87,153

Liabilities:
Contingent consideration	$–	$–	$2,535	$2,535

Total	$–	$–	$2,535	$2,535

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Corporate debentures	$–	$10,825	$–	$10,825
ARS	–	–	6,417	6,417
Government debentures	6,115	–	–	6,115
Government sponsored enterprises	–	123,622	–	123,622
Money markets funds	5,541	–	–	5,541
Foreign currency derivatives	–	162	–	162

Total	$11,656	$134,609	$6,417	$152,682

Liabilities:
Contingent consideration	$–	$–	$11,365	$11,365

Total	$–	$–	$11,365	$11,365

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2010 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The estimated fair value of the Company’s ARS holdings in collateralized debt obligations and a particular ARS investment as of December 31, 2011 and 2010 were $ 10, for both years, which reflects cumulative impairment of $ 2,740 below their cost. Based on respective valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company recorded an impairment charge of $ 0 for the year ended December 31, 2011 and $ 119 for the year ended December 31, 2010, reflecting the portion of ARS holdings that the Company concluded have other-than-temporary decline in value (for legal claims regarding investments in ARS, see also Note 15c).

The table below presents the changes in Level 3 investments measured on a recurring basis:

	2011	2010

Balance at the beginning of the year	$6,417	$8,905
Transfer into Level 3	–	–
Redemption at par value	–	(1,900)
Changes in realized and unrealized gains and losses included in earnings	246	265
Credit loss on securities for which other-than-temporary impairment was not previously recognized	–	(119)
Sales (*)	(5,350)	(771)
Changes in unrealized losses included in Other comprehensive income	–	37

Balance at the end of the year	$1,313	$6,417

(*)	During 2011, the Company sold ARS with par value of $ 5,350 for a total consideration of $ 5,350, which reflects a gain of $ 42 over the carrying amount. During 2010, the Company sold ARS with par value of $ 5,300 for a total consideration of $ 771, which reflects a gain of $ 265 over the carrying amount.

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis:

	2011	2010

Fair value at the beginning of the year	$11,365	$7,331
Acquisition date fair value of contingent consideration related to acquisition	–	2,409
Changes in the fair value of contingent consideration, net	(8,830)	1,625

Fair value at the end of the year	$2,535	$11,365

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company’s valuations for Primaeva’s contingent consideration were determined based upon the probability of reaching certain net revenue milestones over a three-year period ending December 31, 2012 with a range of possible outcomes from $ 0  to $ 23,000. The fair value of the outcome was calculated based on reaching certain net revenue milestones which was then discounted to present value at a rate of 18% using a term-appropriate risk-free rate plus a spread commensurate to the Company’s credit rating as of the valuation date. As of December 31, 2011 and 2010, the contingent consideration fair value was $ 0  and $ 8,956, respectively. Based on the actual revenues in 2011 and management’s most recent analysis, forecasts and estimates, the probability that the Company will be required to pay to Primaeva’s former shareholders any contingent consideration is remote. The Company recorded in 2011 a gain in the amount of $ 8,956 and in 2010 a loss in the amount of $ 1,625 in the Company’s statements of operations under “other expenses (income), net”.

The Company’s valuations for SBI’s contingent consideration were determined based upon the probability of reaching certain net revenue milestones over a twelve-month period ending May 31, 2013 with a maximum outcome of $ 15,750. The fair value of the outcome was calculated based on reaching certain net revenue milestones which was then discounted to present value at a rate of Libor + 3.5%. As of December 31, 2011 and 2010, the contingent consideration fair value was $ 2,535 and $ 2,409, respectively. The Company recorded in 2011 and 2010 a loss in the amount of $ 126 and $ 0, respectively, in the Company’s statements of operations under “other expenses (income), net”.

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2011 and 2010 consisted of intangible assets and investment in affiliated companies. As of December 31, 2011 and 2010, certain intangible assets were written down to their estimated fair values of $ 530 and $ 805, resulting in an impairment charge of $ 123 and $ 1,319, respectively which were included in other expenses (income), net in the Statement of Operations. The fair value for such assets were calculated by a third party appraisal using the discounted cash flow which uses significant unobservable inputs which require significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature. See also Note 16 and Note 7.

During 2011, an investment in affiliated company with a carrying amount of $ 9,387 was written down to its estimated fair values of $ 0, resulting in an impairment charge of $ 9,387. During 2010, an investment in another affiliated company with a carrying amount of $ 1,050 was written down to its estimated fair value of $ 200, resulting in an impairment charge of $ 850. Impairment charges were recorded in the Company’s statements of Operations under “other expenses (income), net”.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Prepaid expenses	$4,340	$5,053
Deferred taxes	1,619	7,603
Government authorities	903	641
Deposits with escrow agent	–	250
Derivative instruments	1,100	162
Other receivables	929	159

	$8,891	$13,868

NOTE 6:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$10,986	$9,581
Work in process	1,772	419
Finished products	18,411	12,720

	$31,169	$22,720

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2011	2010

Investment in QRay Ltd. (“QRay”) (1)	$200	$200
Investment in a existing customer (2)	–	7,769

	$200	$7,969

(1)	The Company invested $ 1,050 in QRay in consideration of 9% of QRay’s share capital.

During 2010, the Company wrote down the carrying amount of the investment in QRay from $ 1,050 to its fair value of $ 200. The fair value of the investment in QRay was calculated by a third party appraisal using various valuation techniques and significant unobservable inputs (Level 3). The impairment charges are included in “other income, net” in operating expenses in the Statements of Operations. The Company determined that the estimated fair value of QRay of as of December 31, 2011 is not less than its carrying value.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

(2)
On November 22, 2010, the Company entered into an exclusive supply agreement (“the agreement”) with an existing customer of the Company (“the customer”). In connection with such agreement, the Company invested $ 9,169 in exchange for preferred units which constitute an immaterial percentage of the customer’s equity. The Company recorded the fair value of the preferred units received as part of the investments in affiliated companies and the fair value of the exclusive supply right in the amount of $ 1,400 was recorded as part of the intangible assets (see also Note 9) based on its fair value as was calculated by a third party appraisal.

On October 5, 2011, the Company invested in this customer an additional $ 3,200 in exchange for additional preferred units. In December 2011, this customer filed for bankruptcy under protection of Chapter 11 of the U.S. Bankruptcy Code from which it emerged at the end of January 2012. The Company expects to continue doing business under a new exclusive supply agreement concluded with this customer under its new ownership. During 2011, the Company wrote off $ 9,387 and $ 123, reflecting losses related to the Company’s investment in this customer and the original exclusive supply agreement, respectively (see also Note 4). Impairment charges were recorded in the Company’s statements of operations under “other expenses (income), net”.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010

Cost:

Computers, software, manufacturing and laboratory equipment	$9,636	$8,460
Leasehold improvements	1,865	1,705
Office furniture and equipment	2,105	1,325

	13,606	11,490
Accumulated depreciation:

Computers, software, manufacturing and laboratory equipment	6,845	5,683
Leasehold improvements	1,696	1,263
Office furniture and equipment	910	515

	9,451	7,461

Depreciated cost	$4,155	$4,029

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $ 1,990, $ 2,473 and $ 1,233, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average	December 31,
	useful life	2011	2010

Original cost:

Patent	2.2	$1,899	$1,899
Distribution agreements	3.5	1,600	1,600
Brand name	2.0	295	295
In process R&D (*)	2.0	773	773
Developed technologies (*)	4.1	29,533	29,533
Trade name	5.5	3,300	3,300
Non-compete covenant	1.5	1,200	1,200
Customer relationships	2.3	8,930	8,930
Distribution exclusivity (*)	1.8	1,632	1,400

		49,162	48,930
Accumulated amortization:

Patent		1,899	1,670
Distribution agreements		363	286
Brand name		206	161
Developed technology		7,017	2,901
Trade name		600	300
Covenant not to compete		800	400
Customer relationships		5,717	3,573
Distribution exclusivity		747	–

		17,349	9,291

Amortized cost		$31,813	$39,639

(*)	During the years ended December 31, 2011 and 2010, the Company recorded an impairment charge in the total amount of $ 123 and $ 1,319, respectively. The impairment charge was attributed to in-process R&D and developed technology in 2010 in the amounts of $ 720 and $ 599, respectively, and to distribution exclusivity license in 2011 in the amount of $ 123. No impairment was recognized in 2009.

During 2011, 2010 and 2009, the Company recorded amortization expenses in the amount of $ 8,058, $ 6,908 and $ 694, respectively. The annual amortization expense relating to intangible assets as of December 31, 2011 is estimated to be as follows:

2012	$6,694
2013	5,712
2014	4,526
2015	4,648
2016	3,850
Thereafter	6,383

Total	$31,813

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	GOODWILL

Changes in goodwill for the years ended December 31, 2011 and 2010, by reporting unit are as follows:

	Syneron	LI	Fluorinex	RBT	SBI	Total

As of January 1, 2010	$8,206	$2,875	$1,501	$2,528	$–	$15,110
Acquisitions and others	–	75	–	–	3,394	3,469

As of December 31, 2010	8,206	2,950	1,501	2,528	3,394	18,579
Acquisitions and others	–	55	–	–	233	288

As of December 31, 2011	$8,206	$3,005	$1,501	$2,528	$3,627	$18,867

NOTE 11:-	SHORT-TERM BANK CREDIT

As part of the acquisition of SBI (see also Note 1j), the Company assumed SBI’s short-term bank credit lines. The credit lines were obtained at an average interest rate of 3.0%. During February 2011, the Company repaid the entire amounts under SBI’s credit lines.

During December 2011, RBT obtained a line of credit of up to $ 2,000 that bears interest at LIBOR plus 2.3%. As of December 31, 2011, the Company utilized a total of $ 1,082 of this line of credit.

NOTE 12:-	DEFERRED REVENUES

The Company offers extended service contracts that may be purchased after the standard warranty period has expired. Service contracts may be purchased for periods of one to five years. The Company recognizes service contract revenue ratably over the life of the contract.

The following table reflects changes in the Company’s deferred revenue during the years ended December 31, 2011 and 2010:

	2011	2010

Balance at the beginning of the year	$17,960	$5,108
Accounts related to the acquisition of Candela	–	18,211
Deferral of new sales	27,908	20,360
Recognition of previously deferred revenue	(30,206)	(25,719)

Balance at the end of the year	$15,662	$17,960

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEFERRED REVENUES (Cont.)

The following table reflects the Company’s current and long-term deferred revenues:

	December 31,
	2011	2010

Total deferred revenues	$15,662	$17,960
Less - current portion	11,550	13,432

Long-term deferred revenues	$4,112	$4,528

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Warranty accruals	$5,950	$5,780
Accrued expenses	11,051	11,408
Accrued commission	3,202	3,172
Employees and related expenses	10,043	9,517
Tax authorities	8,206	7,213
Other payables (see Note 22 d)	3,252	1,101

	$41,704	$38,191

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS

The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2011	2010

Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$144	$–
Foreign exchange option contracts	Other accounts receivable and prepaid expenses	(5)	–
Derivatives designated and qualified as fair value hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	639	–
Total derivatives designated as hedging instruments		$778	$–

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other accounts receivable and prepaid expenses	$322	$73
Foreign exchange option contracts	Other accounts receivable and prepaid expenses	–	89

Total derivatives not designated as hedging instruments		$322	$162

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (“OCI”) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2011	2010	2009

Foreign exchange forward contracts	$77	$–	$–
Foreign exchange option contracts	25	–	–

Total	$102	$–	$–

	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
	2011	2010	2009

Revenues	$77	$–	$–
Operating expenses	25	–	–

Total	$102	$–	$–

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

	Gain (loss) recognized in income on derivatives

		December 31,
	Location	2011	2010	2009

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Financial income, net	$93	$222	$(51)
Foreign exchange option contracts	Financial income, net	(28)	74	(25)

Total		$65	$296	$(76)

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

	a.	Royalties:

1.
In June 2004, the Company entered into an agreement effective from December 1, 2003 until 2021, for using the know-how of Tensor Technologies LLC (“Tensor”). For the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Royalty expenses that amounted to $ 525, $ 602 and $ 461 for the years ended December 31, 2011, 2010 and 2009, respectively, and were recorded as part of cost of revenues. See c.2 below for legal proceedings with Tensor.

2.	Candela has an agreement with the Regents of the University of California (“Regents”) for exclusive license rights to the Dynamic Cooling Device (“DCD”), subject to certain limited license rights of Cool Touch, Inc. (“Cool Touch”), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc., obtained a license to the DCD on a co-exclusive basis with the Company, in certain narrower fields of use.

Candela’s agreement with the Regents called for an annual license fee, for calendar years up to 2011, of $ 300 and a minimum annual royalty obligation of $ 500. The multi-year annual fee of $ 300 was paid to the Regents in a lump sum of $ 3,000 and is being amortized over the remaining life of the patent agreement, which as of December 31, 2011 was approximately three and a half years. The royalty and the amortization of the annual license fee payment are reflected in the Company’s consolidated statement of operations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2011 and 2010, the unamortized portion of the license fee payment is reflected as follows: $ 300 is included in other receivables for both years and $ 750 and $ 1,050 are included in long-term assets, respectively. Royalty expenses were recorded as part of cost of revenues and amounted to $ 2,529 and $ 2,552 for the years ended December 31, 2011 and 2010, respectively.

On June 30, 2011 Candela signed on an amendment to the license agreement effective July 1, 2011, which provides that for an annual license fee of $300, Candela’s royalty obligation was reduced to 3% up to a certain level of net sales and 2% above such level.

b.	Leases:

The Company leases several facilities and automobiles under non-cancelable lease agreements. The facility leases can be adjusted for increases in maintenance and insurance costs above specified levels. In addition, certain facility leases contain escalation provisions based on certain inflationary indices. These operating leases expire in various years through fiscal year 2017. These leases may be renewed for periods ranging from one to five years.

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2011, are as follows:

Year ended December 31,

2012	$4,148
2013	2,926
2014	994
2015	624
2016	295
2017	197

$9,184

Rent expenses amounted to $ 2,968, $ 3,391 and $ 989 for the years ended December 31, 2011, 2010 and 2009, respectively (2011 and 2010 expenses included Candela).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Legal claims:

1.
Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (Candela), were each involved in separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) and Massachusetts General Hospital (“MGH”), alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively.   On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and MGH ending the patent disputes on mutually agreeable terms. The comprehensive settlement agreement includes two Non-Exclusive Patent Licenses.  Under the first agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, worldwide, fully paid-up, and irrevocable license to the ’568 and ’844 Patents and foreign counterparts for their professional laser and lamp-based hair removal systems. Pursuant to this agreement, we paid Palomar $31 million, and Palomar received a royalty free license to certain Candela patents. Under the second agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, royalty bearing license in the U.S. to the ’568 and ’844 Patents for consumer home-use lamp- based hair removal products.  We will pay royalties to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. In addition, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents.

2.
On December 23, 2008, the Company received a letter from Tensor claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended). On February 19, 2009, the Company sent Tensor a letter denying Tensor’s claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration, agreed upon an arbitrator and started the arbitration process. On August 30, 2009, a statement of claim was served by Tensor against the Company in the amount of $2,618. On November 1, 2009, the Company submitted a statement of defense and a countersuit in the amount of $4,367 for the restitution of the royalties already paid by it to Tensor. Tensor has submitted its statement of defense to the counterclaim submitted by the Company. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. The expert submitted a report to the arbitrator and the Company filed its comments to the report on January 26, 2012. On February 13, 2012, the expert filed a request for clarifications, and a hearing regarding this matter was scheduled for April 5, 2012. The Company believes it recorded a sufficient accrual to cover the claim.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
On March 10, 2009, a complaint was filed against Syneron, Inc. by Roxanne Coffman. The complaint arises out of a fatal accident involving a contractor, Daniel R. Coffman, who tripped and fell through a skylight on the roof of a building leased by Syneron, Inc. The complaint also named the building owners, the skylight manufacturer and various other parties and alleged a cause of action of negligent maintenance of the building and failing to protect others from the dangerous condition of the roof and skylight. On September 16, 2011, Syneron, Inc. was dismissed from the case following a settlement between the parties.

4.	During 2010, one Candela received correspondence from BioCell, L.P. claiming that it improperly terminated a distribution agreement with BioCell. BioCell claims damages in the amount of $390. Candela has issued a response contesting the claim of improper termination and any resulting damages. The Company assessed that contingent losses related to this claim are remote, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

5.	On April 11, 2011, Candela was served with a lawsuit filed by Srijaya Reddy against Jyoti Spa, Inc. t/a Lumiere Skin and Laser (“Lumiere”), Deanna Oralla (a technician at Lumiere) and Candela in the Circuit Court for Fairfax County, Virginia. The case involved claims of medical malpractice and products liability related to alleged skin burns the plaintiff received from a laser hair removal procedure that took place at Jyoti Spa on October 9, 2009. The parties reached a settlement and executed a settlement agreement dated December 16, 2011 pursuant to which Candela received a full release from any and all claims and potential claims by the plaintiff in relation to the incident. Additionally, the plaintiff reached a separate settlement agreement with Lumiere.

6.	An action against Syneron, Inc. was commenced on October 25, 2010 by Arlene Scozzaro related to alleged injured she received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleges negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max- Laser/facial laser treatment” and seeks $2,000 in damages. Syneron, Inc. has served its answer as well as cross claims against the codefendant doctor and physician’s assistant. The codefendant doctor and physician’s assistant have asserted cross-claims against Syneron, Inc., which Syneron, Inc. denied. The case remains pending and is in the initial discovery phase of litigation. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

7.
On August 15, 2010, Amir Gal, former sales representative, sued the Company and Karen Sarid, former site manager in Israel, for breach of Gal’s employment agreement with the Company and demanding $1,480 (NIS 5,655,714). The Company filed its statement of defense rejecting Gal’s allegations in their entirety along with an application to reject the suit against Sarid. After an initial preliminary hearing, Gal subsequently filed an amended complaint pursuant to the court’s order demanding $1,250 (NIS 4,768,837). A second preliminary hearing is scheduled for May 23, 2012. The Company assessed that contingent losses related to this claim are remote, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

8.	On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. On March 15, 2011, the Company submitted a statement of defense. On April 5, 2011, the plaintiff filed his response to the statement of defense. On April 27, 2011, the Company filed a motion to dismiss. On May 11, 2011, the plaintiff submitted his response. On May 16, 2011, the State of Israel – Courts Administration joined the Company’s motion to dismiss on the grounds that the plaintiff failed to pay court fees. On July 5, 2011, a pre-trial hearing took place and the parties accepted the court’s proposal to transfer the dispute to mediation. The parties were not able to reach a settlement in mediation. On March 8, 2012, the Court rejected the Company’s claim regarding statute of limitations, and accepted the claim regarding insufficient court fees paid. The Court required that the plaintiff file an amended claim and pay court fees within 45 days, or the claim will be dismissed. The Company assessed that contingent losses related to this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

9.	On April 27, 2011 a lawsuit was filed by the Company’s former French distributor for damages in the amount of $ 3,468 (€ 2,683,746) for lost earnings due to the termination of the distribution agreement. The Company filed its submissions for the defense claiming that, since there is an applicable arbitration clause in the distribution agreement, the Court of Commerce in Lille has no jurisdiction in the case. A pretrial hearing was held March 28, 2012.

10.	A claim was brought against the Company’s subsidiary, Candela, by Tout Pour le Laser (“TPL”), seeking damages and legal fees in the amount of $ 2,913 (€ 2,253,950) for public denigration, unfair competition and economic parasitism. Candela submitted its pleadings to the court on September 14, 2011, and the parties now await the scheduling of a hearing by the court. The Company assessed that contingent losses related to this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

11.
On July 26, 2010, Syneron filed a lawsuit against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. Syneron, which claims that various VelaShape components were used in Viora’s machine (called “Reaction”), is suing for misappropriation of trade secrets and infringement. Syneron is seeking the following remedies, among others: (i) permanent injunction prohibiting manufacturing, exporting, importing, marketing and making any other use (including servicing) of the Reaction; (ii) injunction to refrain from using Syneron’s intellectual property and commercial secrets; and (iii) monetary compensation in the amount of $2,600 (the Company has reserved the right to revise this amount). Currently pending in District Court, the documents disclosure procedure has come to an end and depositions are scheduled on April 5, 2012 for Syneron and on October 25, 2012 for the defendants. Court sessions to hear the witnesses are scheduled during November-December 2012.

12.	From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued an amount which it deems sufficient to cover probable losses from these and other claims. In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company’s financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2011 the Company settled various legal claims and paid an amount of approximately $ 280.

NOTE 16:-	EQUITY

a.	Share capital:

	1.	Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

	2.	Certain of the Company’s officers, directors and major shareholders that hold ordinary shares have the right to require the Company, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

3.
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

In connection with the adoption of the shareholder rights plan, the Company’s board of directors declared a dividend of one right for each ordinary share of the Company held by shareholders of record as of the close of business on November 9, 2008. Initially, these rights will not be exercisable and will trade with the ordinary shares of the Company. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company’s ordinary shares or commences a tender or exchange offer for 15% or more of the Company’s ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors.

If a person or group acquires beneficial ownership of 15% or more of the Company’s ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $ 0.01 per share (subject to adjustment as provided in the plan), one and a quarter ordinary shares of the Company. In addition, if, after a person acquires such ownership, the Company engages in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the acquiring person or group, to acquire, for the exercise price of $ 0.01 per share (subject to adjustment as provided in the plan), one and a quarter times the shares of the acquiring company to which each of the shareholders of the Company is entitled to for each ordinary share.

The Company’s board of directors may redeem the rights at a price of $ 0.0001 per right at any time up to ten days after a person or group acquires beneficial ownership of 15% or more of the Company’s ordinary shares. The rights plan originally was in effect until November 9, 2009 and was amended and extended during 2009 to be in effect until November 30, 2010 and once again extended on December 30, 2010 by the Company’s board of directors to be in effect until December 30, 2011.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both ordinary shares of the Company and the rights.

Citing the Company’s sustained growth, financial strength and the dissatisfaction of its shareholders to the continuation of the shareholder rights plan, Syneron’s Board of Directors decided that the protection offered by the shareholder rights plan was no longer warranted.  The plan was terminated effective May 31, 2011.

b.	Syneron’s option plan:

In 2004, Syneron adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for the United States, Canada and the rest of the world) (collectively “the 2004 Plans”). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it sees fit.

As of December 31, 2011, options to purchase 3,707,077 ordinary shares were available for grant under the 2004 plan.

Under the 2004 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of three to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2004 Plans. RSUs usually vest over a period of employment of up to four years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($ 0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

c.	Candela’s option plan:

In January 2010, upon the consummation of the merger agreement with Candela (see also Note 1i), the Company assumed Candela’s Third Amended and Restated 1998 Candela Corporation Stock Option Plan (the “1998 Plan”), Candela’s 2008 Candela Corporation Stock Plan (the “2008 Plan”) and each of the following options to purchase Candela’s common stock, stock appreciation rights or similar rights granted on Candela’s common stock that were outstanding at such time, whether vested or unvested (“Candela Awards”):

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

1.	Candela Awards with an exercise or strike price less than or equal to $ 3.16, which is the product of (x) the price per Company’s ordinary share on Nasdaq immediately prior to the effective time of the merger, which was $ 10.86, and (y) the exchange ratio of the Company’s ordinary share for each share of Candela’s common stock, which was 0.2911; and

2.	All Candela Awards subject to, and in accordance with the existing terms of, Candela’s executive retention agreements.

All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger.

As of December 31, 2011, there were 625,824 outstanding options and stock appreciation rights (“SARs”), granted under the 1998 Plan and the 2008 Plan, or Candela Plans.

Options and SARs granted under the 1998 Plan become exercisable on the date of grant or vest over a period of time, as specified by the committee established by Candela’s board of directors, and expire ten years from the date of the grant. Upon exercise of a SAR, only the net number of ordinary shares issued in connection with such exercise shall be deemed “issued” for this purpose. The SARs granted to employees under the 1998 Plan vest over one to four years, while the SARs granted to directors vest over two years. Under the 1998 Plan, there were 467,127 outstanding options and SARs at December 31, 2011. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no options or SARs available for grant under the 1998 plan at December 31, 2011.

On October 27, 2008, the board of directors of Candela adopted the 2008 Plan. The 2008 Plan was approved by Candela’s stockholders on December 12, 2008. Under the 2008 Plan, Candela was permitted to grant incentive stock options, non-qualified stock options, SARs, restricted stock awards and RSUs (collectively, “Stock Rights”). The SARs granted to employees under the 2008 Plan vest over one to two years. Under the 2008 Plan, incentive stock options were granted to employees of Candela and non-qualified options, SARs, restricted stock and RSUs were granted to employees, officers, directors and consultants of Candela. Following the merger with Candela, Candela’s board of directors administers the 2008 Plan.

Under the 2008 Plan, there were 158,697 outstanding options and SARs at December 31, 2011.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

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

Stock options provide the holder with the right to purchase common stock. The exercise price per share of “incentive stock options” within the meaning of Section 422 of the U.S Internal Revenue Code of 1986, as amended, may not be less than the fair market value per share of common stock on the date of grant.

SARs provide the holder the right to receive an amount, payable in stock, cash or in any combination of these, as specified by a Committee established by the Board of Directors, equal to the excess of the market value of Candela’s common shares on the date of exercise over the grant price at the time of the grant. The grant price of a SAR may not be less than the fair market value per share of common stock on the date of grant, provided that the grant price of SARs granted in tandem with stock options shall equal the exercise price of the related stock option.

d.	Syneron Beauty option plan:

On June 17, 2011, the Board of Directors of Syneron Beauty adopted the 2011 Equity Incentive Plan pursuant to which employees, directors, and consultants may receive stock options exercisable into either shares of Syneron Beauty or shares of the Company, if certain conditions are met. The terms of the options granted under the plan, including vesting provisions, shall be determined by the administrator of the plan. The exercise price of each option shall generally be the fair market value on the date of the grant as determined by an independent valuation. All options shall expire 10 years from the date of grant. In addition, holders of Syneron Beauty options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Syneron Beauty, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Syneron Beauty and so long as Syneron Beauty remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election. Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Syneron Beauty subject to election (minus the applicable exercise price) divided by the average of the closing price of the Company’s shares during the 30 trading days immediately preceding the date of such election. In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company’s shares are listed on an established stock exchange or national market system. As of March 13, 2012, there were 8,200 options granted under the plan and 4,300 shares available or reserved for future issuance under the plan.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

e.	The following is a summary of activities relating to the Company’s stock options and SAR’s granted to employees and directors among the Company’s various plans during the year ended December 31, 2011:

		Weighted
		average	Aggregate
	Number	Exercise	intrinsic
	of options	price	value

Outstanding at beginning of year	3,636,786	$13.57	–

Granted	1,068,297	$11.10	–

Exercised	(606,219)	$7.41	–

Forfeited	(631,400)	$16.53	–

Outstanding at end of year	3,467,464	$13.35	5,911

Exercisable options at end of year	1,958,903	$15.50	4,128

Vested and expected to vest	3,303,817	$13.47	5,742

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2011 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company’s ordinary shares.

The following table summarizes the RSAs activity for the year ended December 31, 2011:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2011	126,230	$10.12
Granted	2,192	$9.16
Vested	(87,233)	$10.30
Forfeited	(11,631)	$10.18

Non-vested at December 31	29,558	$9.53

The fair value of nonvested RSUs is determined based on the closing trading price of the Company’s shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2011 and 2010, was $9.16, and, $10.27, respectively there were no RSUs granted during 2009).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

The total fair value of RSU’s vested during the year ended December 31, 2011 was $899.

Aggregate intrinsic value, at the date of exercise, of options, SAR’s and RSU’s that were exercised during the years ended on December 31, 2011, 2010 and 2009 was $ 4,001, $ 2,049 and $ 667, respectively.

The options and SAR’s outstanding as of December 31, 2011, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	107,484	7.05	$1.41	107,484	7.05	$1.41
$4.81	51,952	7.63	$4.81	51,952	7.63	$4.81
$7.25–11.31	2,046,479	5.16	$8.89	1,075,051	4.63	$8.53
$12.09–14.74	680,895	6.44	$13.17	143,762	6.11	$14.48
$16.05–52.67	580,654	2.57	$32.24	580,654	2.57	$32.24

$1.41–52.67	3,467,464	5.07	$13.35	1,958,903	4.34	$15.50

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2011, 2010 and 2009 were:

	Year ended December 31,
	2011	2010	2009

Weighted average exercise prices	$11.09	$10.51	$7.28

Weighted average fair value on grant date	$4.97	$5.40	$3.82

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2011, 2010 and 2009 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2011	2010	2009

Volatility	52%	57%	65%
Risk-free interest rate	2.07%	2.76%	2.43%
Dividend yield	0%	0%	0%
Post-vesting cancellation rate *)	7%	7%	5%
Suboptimal exercise factor **)	2.5	2.8	2
Expected life (in years)	5.53	5.30	5.10

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented on an annual basis.
**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies with similar characteristics to the Company for calculating volatility in accordance with ASC 718. The computation of historical volatility was derived from the comparable companies’ historical volatility for similar contractual terms.

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company’s employee stock options.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future.

The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model.

The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post-vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

As equity-based compensation expense recognized in the consolidated statement of operations is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense recognized for the years ended December 31, 2011, 2010 and 2009, was comprised as follows:

	Year ended December 31,
	2011	2010	2009

Cost of goods sold	$40	$28	$28
Research and development	726	808	528
Sales and marketing	1,058	809	1,421
General and administrative	1,576	1,551	2,287

Total equity-based compensation expense before taxes	$3,400	$3,196	$4,264

As of December 31, 2011, there was $ 6,840 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted average period of 1.86 years.

f.	Dividends:

The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions, potential tax implication and other conditions as the Board of Directors may deem relevant. In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars subject to any statutory limitations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2011	2010	2009

Legal settlement, net of legal cost (*)	$31,000	$–	$(3,975)
Bargain purchase price related to the acquisition of Candela (see also Note 1i)	–	(8,525)	–
Impairment of intangibles assets (**)	123	1,319	–
Reevaluation of contingent consideration (see also Notes 1g, 1j and 4)	(8,830)	1,625	–
Impairment of investment in an affiliated company (see also Note 7)	9,387	850	–
Other	528	193	–

Total	$32,208	$(4,538)	$(3,975)

(*)	On March 27, 2009, the Company reached a settlement agreement with a financial institution resolving a dispute filed with FINRA in 2008 with regard to certain ARS securities managed by that institution. The parties reached an agreement to amicably settle the dispute for a total amount of $ 3,975 in return for a Dismissal with Prejudice and a signed release. The Company continues to hold the part of the ARS securities related to this claim (see also Note 3).

On September 15, 2011, Candela and Syneron Inc. entered into a settlement agreement with Palomar that settled the patent infringement cases for which Palomar received a $ 31,000 paid up license fee. Refer to Note 15 for further details.

(**)	In accordance with the provisions of the impairment or disposal of long-lived assets in subsections of FASB codification sub topic 360-10, long-lived assets held and used with a carrying amount of $ 653 and $ 2,124 were written down in 2011 and 2010 respectively, to their fair value of $ 530 and $ 805 respectively, resulting in an impairment charge of $ 123 and $ 1,319, respectively (see also Notes 2j, 4 and 9).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES

a.	Israeli taxation:

	1.	Corporate tax rate:

The tax rate for Israeli corporate is as follows: 2009 - 26%, 2010 - 25%, and 2011 – 24%. Tax at a rate of 24% applies to capital gains arising after January 1, 2003. In July 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. On December 5, 2011, the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. In accordance with the new law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, was cancelled and the corporate tax rate will be 25% as from 2012.

	2.	Measurement of taxable income:

On February 26, 2008, the Israeli Parliament enacted the Income Tax Law (Inflationary Adjustments) (Amendment 20) (Restriction of Effective Period), 2008 (“the Inflationary Adjustments Amendment”). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the Law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

In accordance with ASC 740, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

	3.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”) specified by the Law and the regulations published thereunder. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export.

Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. Following the Amendment to the Law, it was clarified that tax-exempt income generated under the provisions of the Law, pursuant to the Amendment, as part of a new Privileged Enterprise, will subject the Company to taxes upon distribution or liquidation.

The Company has been granted the status of “Approved Enterprise”, under the Law, for an investment program for the period ending in 2004, and the status of “Privileged Enterprise” according to the Amendment to the Law, for investments in 2005, 2007 and 2009 (“Programs”).

In accordance with the Law and the Amendment, Syneron Medical Ltd. has chosen to enjoy an “alternative benefits track” status. Accordingly, Syneron Medical Ltd.’s income attributed to the Programs is exempt from taxes on income derived therefrom for a period of ten years starting in the year in which the Company first generates taxable income.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

Out of the Company’s retained earnings as of December 31, 2011, approximately $ 147,793 is tax-exempt earnings attributable to its Approved Enterprise programs and $ 60,573 is tax-exempt earnings attributable to its Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the “alternative benefits track” (tax at the rate of 10%-25%). Under the Law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the Law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

As of December 31, 2011, if the income attributed to the Approved Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $ 22,169 (depending on the tax rate as described above). If income attributed to the Privileged Enterprise is distributed as a dividend, including upon liquidation, the Company will incur a tax liability in the amount of approximately up to $ 9,068 (depending on the tax rate as described above). These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as a dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should Syneron Medical Ltd. fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the "Approved Enterprise" and/or “Privileged Enterprise” is subject to tax at regular Israeli corporate tax rate of 24%.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

On January 2, 2011, new legislation amending the Law was adopted (“Amendment No. 68”). Under the Amendment No. 68, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current Law’s incentives, which are limited to income from Approved or privileged Enterprises during their benefits period. Under Amendment No. 68, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of Amendment No. 68, the Company may elect to irrevocably implement the new legislation while waiving benefits provided under  the Approved Enterprise and/or the Privileged Enterprise, or to remain subject to the to the legislation prior to Amendment No. 68. Changing from the current Law to the new Law is permitted at any time. The Company does not expect the new Law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The corporate income tax rate of significant jurisdictions are as follows:

Tax Rate

Australia	30%
Canada (*)	16.5%
Germany	15%
Hong Kong	16.5%
Japan	30%
United States (*)	35%

(*)	Federal

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

c.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2011	2010

Net operating loss carryforward of subsidiaries	$43,158	$30,268
Tax credits	2,565	1,987
Share-based compensation costs	2,445	2,944
Company’s capital losses carryforward (1)	11,283	7,886
Bad debt reserve	790	1,898
Deferred revenues	2,130	1,463
Accrued warranty reserve	893	2,658
Accrued Severance	545	–
Intangible Assets – Patents	1,372	–
Other temporary differences	2,653	1,677

Total deferred tax asset before valuation allowance	67,834	50,781
Valuation allowance	(50,630)	(31,479)

Total deferred tax asset	17,204	19,302

Intangible assets acquired	(10,707)	(12,984)

Total deferred tax liability	(10,707)	(12,984)

Net deferred tax asset (2)	$6,497	$6,318

(1)	The Company has capital loss carryforwards resulting from mainly the difference between the reporting currency and the tax basis of the investments in Marketable securities.

(2)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2011	2010

Other receivables	$1,619	$7,603

Deferred taxes	10,060	4,930
Deferred tax liability	(5,182)	(6,215)

Net deferred tax asset	$6,497	$6,318

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

At December 31, 2011, the Company’s U.S. subsidiaries had cumulative net operating losses (“NOL”) for US federal and state income tax return purposes of $ 109,000 and $ 65,000, respectively. The federal NOL carryforwards expire between 2026 and 2032. The state NOL carryforwards begin to expire in 2014. The federal and state NOL carryforwards for tax return purposes are $ 9,947 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

Such losses are subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of NOL’s is subject to an annual limitation if an ownership change results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.  The annual limitations may result in the expiration of losses before utilization.

The Company also has other U.S. NOLs of approximately $ 130 with an unlimited carryforward period. The Company has an available carryforward capital tax loss of $ 42,914 and $ 43,813 in 2011 and 2010, respectively. The Company’s Israeli subsidiaries have an available carryforward net operating tax loss of $ 19,077 and $ 11,136 in 2011 and 2010, respectively to offset against future tax profits for an indefinite period.

At December 31, 2011, the Company had available federal research and development (“R&D”) tax credit carryforwards of approximately $ 2,018 expiring between 2022 and 2032, capital loss carryforwards of $ 1,500 expiring in 2015, and minimum tax credits of approximately $ 268 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $ 137 expiring between 2017 and 2023 and $ 685 with an unlimited carryforward period. Federal and state R&D credit carryforwards for tax return purposes are $ 544 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity.  For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $ 50,630 and $ 31,479 at December 31, 2011 and 2010, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

For other entities, the Company has determined that the positive evidence outweighs the negative evidence for other deferred tax assets and concluded that these deferred tax assets are realizable on a “more likely than not” basis. This determination was based on many factors, including the following:  (i) the net temporary differences resulting in the deferred tax assets and in the deferred tax liabilities are expected to reverse in similar time periods; (ii) the history of utilizing tax benefits, (iii) certain significant costs that are not expected to occur in future period contributing to the current year net operating loss, and (iv) expected future results of operations.

No amount for U.S. income tax has been provided on undistributed earnings of the Company’s foreign subsidiaries because the Company considers the approximately $ 16,382 of accumulated foreign earnings to be indefinitely reinvested. In the event of distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, subject to an adjustment, if any, for foreign tax credits and foreign withholding taxes payable to certain foreign tax authorities. Determination of the amount of U.S income tax liability that would be incurred is not practicable because of the complexities associated with this hypothetical calculation; however, unrecognized foreign tax credit carry forwards may be available to reduce some portion of the U.S. tax liability, if any.

d.	Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2010 through December 31, 2011, were as follows:

Gross tax liabilities at January 1, 2010	$6,342

Additions resulted from acquisition of Candela	2,076
Additions based on tax positions related to the current year	129
Additions for tax positions of prior years	1,645
Reductions for positions of prior years	(2,346)

Gross tax liabilities at December 31, 2010	7,846

Additions based on tax positions related to the current year	1,171
Additions for tax positions of prior years	497
Reductions due to settlements with tax authorities	(627)
Reductions for positions of prior years	(25)

Gross tax liabilities at December 31, 2011	$8,862

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2011 was approximately $ 8,862 of unrecognized tax benefits (including interest and penalties) that, if recognized, would affect the annual effective income tax rate.  The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheet.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The liability for unrecognized tax benefits at December 31, 2011 included accrued interest and penalties of approximately $ 200.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2011:

Israel	-	2007 - present
United States	-	2003 - present
Australia	-	2010 - present
Germany	-	2006 - present
Canada	-	2005 - present
Japan	-	2009 - present
Spain	-	2006 - present

The Company’s subsidiary, Candela Corporation, is currently under audit by the Internal Revenue Service (“IRS”) for the tax years 2003 through 2008. The audit results are currently being reviewed by the Joint Committee of Taxation (“JCT”).  As a result of the proposed adjustments provided by the Internal Revenue Agent, the Company made a $ 898 payment to the IRS during the third quarter of 2011 and accrued interest expense of $ 102. These amounts are included as a component of current income tax expense.

It is likely that the JCT review will be completed within 12 months and as such, the Company estimates a potential net decrease of approximately $ 960 to the Company’s unrecognized tax benefits during the next twelve months.

e.	Loss before taxes on income:

	Year ended December 31,
	2011	2010	2009

Domestic	$(24,353)	$(23,116)	$(23,955)
Foreign	(23,453)	(9,329)	2,558

	$(47,806)	$(32,445)	$(21,397)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

f.	Taxes on income:

	Year ended December 31,
	2011	2010	2009
Current taxes:
Domestic	$592	$(2,414)	$1,489
Foreign (*)	3,531	643	202

	4,123	(1,771)	1,691
Deferred taxes:
Domestic	(153)	(198)	1,549
Foreign	(26)	(3,141)	-

	(179)	(3,339)	1,549

Taxes on income (tax benefit)	$3,944	$(5,110)	$3,240

(*)	Includes the effect of a tax assessment with the United States tax authorities for the tax years 2003 through 2008 in the amount of $ 1,000.

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2011	2010	2009

Loss before taxes on income	$(47,806)	$(32,445)	$(21,397)

Statutory tax rate	24%	25%	26%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$(11,473)	$(8,111)	$(5,563)
Increase in taxes resulting from "Approved/Privileged Enterprise" benefits (*)	3,625	4,987	4,602
Difference in basis of measurement for tax purpose	(947)	452	408
Change in valuation allowance, net	19,151	(208)	1,842
Non-deductible stock-based compensation	511	471	1,109
Non-deductible expenses	(1,759)	1,256	646
State deferred taxes	(492)	(129)	-
Bargain purchase price	-	(3,101)	-
Increase in taxes resulting from tax settlement with tax authorities	697	-	-
Difference in tax rates	(3,161)	(933)	-
Return to Provision	(2,915)	-	-
Pre-paid Taxes	1,001	-	-
Others	(294)	206	196

Actual tax expense (income)	$3,944	$(5,110)	$3,240

(*)Basic and diluted per share amounts of the tax benefit resulting from the exemption	$0.10	$0.15	$0.17

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2011	2010	2009

Income:

Interest on cash equivalents	$82	$27	$25
Gain and interest on available-for-sale marketable securities	1,607	1,884	3,274
Interest on bank deposits and structured note	189	–	–

Expenses:

Interest on short-term credit and bank commissions	(274)	(331)	(280)
Loss on available-for-sale marketable securities	(42)	(380)	(458)
Impairment of investments in marketable securities	–	(119)	(173)
Foreign currency translation adjustments	(547)	(364)	(291)

	$1,015	$717	$2,097

NOTE 20:-	SEGMENT REPORTING

a.	General:

The Company’s segment information has been prepared in accordance with ASC 280, “Segment Reporting.” Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM is a combination of both its Chief Executive Officer and its Chief Financial Officer, who evaluates the Company’s performance and allocates resources based on segment revenues and operating loss.

b.	The CODM evaluates the financial information under two reportable segments in accordance with ASC 280. The Company’s operating segments are as follows:

1.	Professional Aesthetic Devices (“PAD”), in which the Company engaged in research, development marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market).

2.	Emerging Business Units (“EBU”), includes RBT, LI, SBI, Fluorinex and Syneron Beauty ’s home use products. The Company provides these products in various countries throughout North America, Europe, Israel and Asia Pacific.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENT REPORTING (Cont.)

c.	Financial data relating to reportable operating segments:

The following financial information is the information that management uses for analyzing its results. The Company presents the segment information based on its reporting business units.

Segment operating loss is defined as loss from operations. Expenses included in segment operating loss consist principally of cost of goods sold. selling and marketing costs, general and administrative costs and research and development costs.

The tables below present financial information for the Company’s two reportable segments:

	Year ended December 31, 2011
	PAD	EBU	Total

Revenues from external customers	$208,280	$20,041	$228,321
Operating loss	(33,001)	(15,855)	(48,856)
Financial income (expenses), net	1,226	(211)	1,015
Other income	35	–	35
Loss before taxes on income	(31,740)	(16,066)	(47,806)
Segment goodwill	8,206	10,661	18,867
Segment identifiable assets	$292,404	$30,607	$323,011

	Year ended December 31, 2010
	PAD	EBU	Total

Revenues from external customers	$185,601	$3,927	$189,528
Operating loss	(27,285)	(6,117)	(33,402)
Financial income (expenses), net	813	(96)	717
Other income	240	–	240
Loss before taxes on income	(26,232)	(6,213)	(32,445)
Segment goodwill	8,206	10,373	18,579
Segment identifiable assets	$359,110	$14,166	$373,276

	Year ended December 31, 2009
	PAD	EBU	Total

Revenues from external customers	$51,818	$2,908	$54,726
Operating loss	(20,845)	(3,211)	(24,056)
Financial income (expenses), net	2,207	(110)	2,097
Other income	–	562	562
Loss before taxes on income	(18,638)	(2,759)	(21,397)
Segment goodwill	8,206	6,904	15,110
Segment identifiable assets	$256,528	$13,739	$270,267

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENT REPORTING (Cont.)

d.	Financial data relating to geographic areas:

The Company’s total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2011, 2010 and 2009. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2011		2010		2009
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$78,525	$1,924	$66,123	$1,808	$27,978	$339
Europe	78,182	345	58,348	145	10,919	–
Asia Pacific	30,489	122	25,888	48	8,362	–
Japan	29,572	22	27,604	24	3,000	–
Israel	5,050	1,742	1,318	2,004	1,127	2,546
Others	6,503	–	10,247	–	3,340	–

	$228,321	$4,155	$189,528	$4,029	$54,726	$2,885

NOTE 21:-	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2011	2010	2009

Numerator:

Net loss attributable to Syneron’s shareholders	$(50,795)	$(25,426)	$(23,587)

Denominator:

Weighted average number of shares outstanding used in computing basic net loss per share	35,158,191	34,369,105	27,526,401

Total weighted average number of shares used in computing diluted net loss per share	35,158,191	34,369,105	27,526,401

Basic and diluted net loss per share	$(1.44)	$(0.74)	$(0.86)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-	NET LOSS PER SHARE (Cont.)

Anti-dilutive securities:

The following numbers of shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2011	2010	2009

Ordinary shares	3,603,423	3,811,838	3,272,205

NOTE 22:-	SUBSEQUENT EVENTS

a.
On February 8, 2012, Syneron signed a definitive agreement (“the Agreement”) to acquire Ultrashape Ltd. (“Ultrashape”), a developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Ultrashape is the sole operating entity of Ultrashape Medical Ltd., which is traded on the Tel-Aviv Stock Exchange, and it owns all rights and interests in the fat cell reduction and body sculpting business. Ultrashape’s products are approved and commercially available in Europe, Canada, Latin America and Asia. Under the terms of the Agreement, Syneron will acquire 100% of the outstanding shares of Ultrashape from Ultrashape Medical Ltd. for $ 12,000 in cash. The acquisition closed on February 13, 2012.

b.
On March 14, 2012, Syneron acquired substantially all the assets of TransPharma Medical Ltd. (TransPharma), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology. Syneron acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3.6 million in cash. TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch. The Viador system along with certain other intangible assets is expected to provide a commercial opportunity within the professional and home-use aesthetic device markets.

c.	On March 15, 2012, Syneron made an equity investment in Juvenis Ltd. (“Juvenis”), an Israel-based company focused on commercializing advanced biopolymer compounds for use in aesthetic tissue augmentation. Juvenis’ first product under development is Tenergel™, unique dermal filler initially intended for use in high-volume aesthetic applications and body contouring procedures. Under terms of the agreement, Syneron made an initial equity investment in Juvenis of $ 1,000 in cash, with potential additional development milestone payments totaling $ 3,000. The agreement also includes a call option for Syneron to acquire all of the shares of Juvenis. Tenergel™ is injectable, biodegradable dermal filler with a natural tissue-like feel that is expected to provide safe and long lasting (more than 12 months) results with a low cost of manufacturing. Syneron’s equity investment and development milestone payments are to be used by Juvenis to advance the development of Tenergel™ towards commercialization.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:-	SUBSEQUENT EVENTS (Cont.)

d.
In January 2012, the Company stopped selling LiteTouch dental laser systems in Europe as a result of a test of the LiteTouch product initiated in the fourth quarter of 2011, which concluded that LiteTouch systems currently on the European market are not fully compliant with certain Electromagnetic Compatibility (EMC) requirements of the European Norm standard. As a result of the noncompliance, the CE certificate of conformity for the LiteTouch system was suspended in January 2012.  During the pendency of the suspension of the CE certificate and until the reinstatement of such certificate, the Company will not sell LiteTouch dental laser systems in the European market, which is the Company major market.

After receiving notice of suspension of the CE certificate, the Company commenced a dialogue with certain European regulatory agencies and, after completion of these discussions, initiated a voluntary field action in March 2012.  Pursuant to that voluntary field action, the Company intends to replace the LiteTouch noncompliant installed base in Europe at a total cost of approximately $3.2 million, which was recorded as Cost of Revenues in our audited 2011 financial statements. In accordance with Generally Accepted Accounting Principles the Company is required to recognize this subsequent event in its 2011 fiscal year results, since it related to conditions that existed at the balance sheet date of December 31, 2011 but prior to the issuance of our 2011 financial statements.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 29, 2012
Syneron Medical Ltd.

By:	/s/ Louis Scafuri
Louis Scafuri
Chief Executive Officer