Form 20-F/A
period 2011-12-31
Syneron Medical Ltd.
filed 2012-09-27
CIK 1291361

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

David Schlachet, CFO
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

☐   Yes   ☒   No

EXPLANATORY NOTE

         This Amendment No. 1 to our annual report on Form 20-F/A (the “Amendment”) amends our Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2012 (the “Form 20-F”).  This Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission in order to amend the following sections of the Form 20-F: (i) Item 3.D. ("Risk Factors – Risks Related to Our Business and Industry"), (ii) Item 5.A. ("Operating and Financial Review and Prospects – Operating Results"), (iii) Item 8.A. ("Financial Information – Consolidated Statements and Other Financial Information") and (iv) adding Note 2(v) and amending Note 15(c) to the Consolidated Financial Statements as of December 31, 2011.

         Other than as described above, this Amendment does not amend, update or restate any other information or disclosure included in the Form 20-F.  This Amendment does not reflect any events that have occurred after the date of the initial filing of the Form 20-F, and as a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F, except for the officer certifications and accountant consent which speak as of the filing date of the Amendment and the date of the report of independent registered public accounting firm.
___________________________

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

Risks Related to Our Business and Industry

We believe that difficult conditions which began in 2008 in the global capital markets and the global economy have materially affected our business and results of operations and may continue to harm our ability to raise capital or debt.

The global economy has been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, fears of a sovereign debt crisis in certain European countries, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates, and uncertainty about economic stability. We believe that the global economic instability and uncertainty has had an adverse effect on our results of operations, although we are unable to quantify its effect to the various factors that affect our financial results.  In addition, there can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions. While the ultimate outcome of these events cannot be predicted, continued economic instability may have a material adverse effect on us and our ability to borrow money or raise additional capital. Similarly, our customers (and their patients) and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all.

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

  From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued an amount which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company does not believe that it has at this time unasserted claims that are probable of being asserted.  In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2011 the Company settled various legal claims and paid an amount of approximately $0.3 million.

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

4.11
Lease for premises at 530 and 534 Boston Post Road, Wayland, Massachusetts (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

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

4.20
Second Amendment to the Amended and Restated License Agreement dated as of June 30, 2011, by and between the Regents of the University of California and Candela Corporation (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.21	2011 Equity Incentive Plan, Syneron Beauty Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.22	2011 Share Option Plan, Light Instruments Ltd. (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.23
Settlement Agreement dated September 15, 2011 between Syneron, Inc., Candela Corporation, Palomar Medical Technologies, Inc., and The General Hospital Corporation** (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.24
Share Purchase Agreement, dated as of February 8, 2012, by and among Syneron Medical Ltd., UltraShape Medical Ltd., and UltraShape Ltd. (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

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
except for Note 2(v) and Note 15(12), as to which the date is September 27, 2012

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

	v.	Legal expenses:

Legal expenses are charged to the statement of operations, as incurred.

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

12.
From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued an amount which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company does not believe that it has at this time unasserted claims that are probable of being asserted. In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2011 the Company settled various legal claims and paid an amount of approximately $ 280.

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

Dated: September 27, 2012

Syneron Medical Ltd.

By:	/s/ Louis Scafuri
Louis Scafuri
Chief Executive Officer