Form 20-F
period 2012-12-31
Syneron Medical Ltd.
filed 2013-03-21
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Hugo Goldman, CFO
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

As of December 31, 2012, the Registrant had 35,608,730 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2012. All references in this Annual Report on Form 20-F to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products; that our markets, including the home-use market, will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that, in light of the challenging current economic climate, there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions will prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. This forward-looking statement does not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D. “Key Information – Risk Factors.”

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

The selected consolidated balance sheet data as of December 31, 2012 and 2011 and the selected consolidated statement of operations data for each of the years ended December 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008, and the selected consolidated statement of operations data for the fiscal years ended December 31, 2009 and 2008 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. Dollars in thousands except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$114,979	$54,726	$189,528	$228,321	$263,622
Cost of revenues (*)	29,670	18,903	98,631	113,472	127,182

Gross profit	85,309	35,823	90,897	114,849	136,440
Operating expenses, net
Research and development (*)	13,783	13,220	26,837	28,334	29,936
Selling and marketing (*)	54,064	34,156	65,897	69,433	77,795
General and administrative (*)	17,706	16,478	36,103	33,730	34,188
Other expenses (income), net	-	(3,975)	(4,538)	32,208	2,289

Total operating expenses, net (*)	85,553	59,879	124,299	163,705	144,208

Operating loss(*)	(244)	(24,056)	(33,402)	(48,856)	(7,768)

Financial income, net	3,862	2,097	717	1,015	925
Other income	-	562	240	35	-

Income (loss) before taxes on income	3,618	(21,397)	(32,445)	(47,806)	(6,843)
Taxes on income (tax benefit)	(2,009)	3,240	(5,110)	3,944	(4,502)

Consolidated net income (loss)	5,627	(24,637)	(27,335)	(51,750)	(2,341)
Net loss attributable to non- controlling interest	-	1,050	1,909	955	998
Net income (loss) attributable to Syneron's shareholders	5,627	(23,587)	(25,426)	(50,795)	(1,343)
Net earnings (loss) per share:
Basic	$0.21	$(0.86)	$(0.74)	$(1.44)	$(0.04)

Diluted	$0.20	$(0.86)	$(0.74)	$(1.44)	$(0.04)

Weighted-average number of shares used in actual per share calculations:
Basic	27,410	27,526	34,369	35,158	35,475
Diluted	27,521	27,526	34,369	35,158	35,475

(*) Includes the following stock based compensation charges:

	Year ended December 31,
	2008	2009	2010	2011	2012

Cost of revenues	$51	$28	$28	$40	205
Research and development	295	528	808	726	616
Selling and marketing	3,860	1,421	809	1,058	1,258
General and administrative	3,386	2,287	1,551	1,576	2,656

	2008	2009	2010	2011	2012

Consolidated Balance Sheet Data
Cash and investments portfolio	$216,922	$206,130	$217,533	$171,061	135,981
Working capital	204,992	191,815	186,327	164,483	145,662
Total assets	281,286	270,267	373,276	323,011	319,098
Total liabilities	38,690	43,009	94,740	88,319	96,969
Retained earnings	154,338	130,751	105,325	54,530	53,187
Equity	242,596	227,258	278,536	234,692	222,129
Number of outstanding ordinary shares, par value NIS 0.01 per share	27,472,775	27,601,264	34,674,889	35,328,771	35,608,730

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We believe that difficult conditions which began in 2008 in the global capital markets and the global economy have materially affected our business and results of operations and may continue to affect our business and harm our ability to raise capital or debt despite the temporary recovery in some markets.

During 2008 and 2009, the global economy experienced a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, fears of a sovereign debt crisis in certain European countries, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates, and uncertainty about economic stability.  While the worldwide economy has temporarily improved in some markets, the credit and sovereign debt issues continue to destabilize certain European economies, increasing global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to continued restraints on credit. We believe that the global economic instability and uncertainty has had an adverse effect on our results of operations, although we are unable to quantify its effect on our financial results.  Our customers (and their patients) and suppliers may experience financial difficulties or be unable to obtain financing to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all.  Continued economic instability may have a material adverse effect on our business and our ability to borrow money or raise additional capital.  There can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions.

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and our ability to identify new markets for our technology.

We have created products for the treatment of a wide variety of cosmetic and medical conditions including hair removal on all skin types; skin rejuvenation, skin resurfacing and wrinkle reduction; vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas; tattoo removal, skin resurfacing scars, stretch marks and warts; removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito; acne and acne scars; sebaceous hyperplasia; pseudofolliculitis barbae (beard bumps or PFB); psoriasis; treatment for the temporary reduction in the appearance of cellulite; reduction in thigh and abdomen circumference and fat removal; and skin brightening topical products. Our failure to continue to penetrate our current market and penetrate new markets with our products, or manage the manufacturing and distribution of multiple products, could negatively impact our business, financial condition and results of operations.

The success of most of Syneron's products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology, and the adoption and acceptance of other technologies and products that we develop or acquire. The rate of adoption and acceptance may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, and widespread acceptance of other technologies. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products and treatment modules that either add to or improve our current products;

•	grow sales of our replaceable treatment modules and recurring revenue streams;

•	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

•
sell our products to customers who have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians, ear, nose and throat specialists, other specialists and non-medical professionals;

•	identify new markets and emerging technological trends in our target markets and react effectively to technological changes; and

•	maintain effective sales and marketing strategies.

We may be unable, however, to continue to develop or acquire new products or technologies, or develop new upgrades and treatment modules, or increase recurring revenue streams, at the rate we expect, or at all, which could adversely affect our expected growth rate and result in the loss of funds invested in product development and marketing. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. To be successful, we must be responsive to new technological developments and new applications of existing technologies. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors.

Our financial results may fluctuate from quarter to quarter.

Demand for our products varies from quarter to quarter, and these variations may cause our revenue to fluctuate significantly. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors over which we have limited control may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, due to the general lack of reimbursement by third-party payors;

•	availability of attractive equipment financing terms for our customers, which may be negatively influenced by the current economic climate;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our direct sales force and independent distributors;

•	delays in, or failures of, product and component deliveries by our subcontractors and suppliers; and

•	delays in new product introductions.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 1, 2013, our patent portfolio consisted of 99 issued U.S. patents, and 112 patent applications pending in the U.S. (with an additional 392 applications pending internationally and 112 international patents), related to 180 patent families regarding our technology and products. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

The amount of goodwill and intangible assets on our consolidated balance sheet has increased significantly in recent years due to acquisitions. We regularly review our intangible and tangible assets, including identifiable intangible assets, investments in affiliated companies and goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing may lead to significant impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed description of how we determine whether impairment has occurred, what factors could result in impairment and the impact of impairment charges on our results of operations, see Item 5 "Operating and Financial Review and Prospects: Critical Accounting Policies and Estimates-Impairment of Goodwill and Intangible" and Notes 2.m, 9 and 10 of our audited consolidated financial statements included in this Annual Report on Form 20-F.

Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.

Third parties have claimed, and from time to time may claim, that our current or future products infringe their patent or other intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first eighteen months following their filing and cannot be discovered until such patent applications are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past, have, among other things, led to license agreements pursuant to which we were required to pay license fees to third-party claimants.

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

Please see Item 8 “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

If we are not successful in coordinating our business with that of our subsidiaries, including our wholly-owned subsidiary UltraShape, and in establishing efficient arrangements and agreements with such subsidiaries, then the benefits of the acquisitions that we completed in the last few years will not be fully realized and our business and the market price of our ordinary shares may be negatively affected.

In the last five years, we have acquired various companies.  As of March 1, 2013, we and our subsidiaries had approximately 651employees in a total of 26 facilities around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

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

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., Palomar Medical Technologies, Inc., and Zeltiq Aesthetics, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies such as Ulthera and Lutronics. Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and other neurotoxins, hyaluronic acid and collagen injections, and aesthetic procedures, such as sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to radio frequency, light, laser-based or ultrasound technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

•	product performance;

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels; and

•	marketing support to help build our customers’ practices.

Some of our competitors have well-established products and customer relationships, which could inhibit our market penetration efforts. Potential customers also may need to recoup the cost of expensive products that they already have purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could use their greater financial resources to acquire other companies, to gain enhanced name recognition and market share, as well as to acquire or develop new technologies or products that could effectively compete with our existing product lines.

We outsource a significant portion of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products to customers on time.

We outsource the manufacturing of products under the brand name of Syneron to two subcontractors located in Israel, and some of our replaceable treatment modules to a subcontractor in China. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, the subcontractors located in Israel on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture product of the required quality.

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

We are headquartered in Israel and have offices in five locations in the U.S., five locations in Japan, and offices in Canada, Hong Kong, China, Australia, Spain, Germany, Italy, France and the United Kingdom. We depend on third-party distributors in territories in which we do not have offices, including in various countries in Europe, Asia, Africa and South America. We also depend on direct sales operations to sell our products in North America. Substantially all of our revenues in 2010, 2011 and 2012, were generated outside of Israel, primarily in North America, Europe and Asia. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

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

We may not be able to control our expenses, which could impact our future profitability.

We incurred a loss of $1.3 million and $50.8 million for the years ended December 31, 2012 and 2011. In the past, we have expanded our business and increased our expenses in order to grow revenue. We will have to continue to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to control expenses could reduce or eliminate the Company’s profitability.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollar, Canadian Dollar, British Pound Sterling, and Chinese Yuan. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations, which may have a material adverse impact on our results of operations. During 2012, the U.S. dollar depreciated against the New Israeli Shekel by approximately 2.3%, the U.S. dollar depreciated against the Euro by approximately 2.0%, and the U.S. dollar appreciated against the Japanese Yen by approximately 8.9%. If the New Israeli Shekel continues to strengthen in value in relation to the U.S. dollar, it would become more expensive for us to fund our operations in Israel. If the Euro were to depreciate against the U.S. dollar it could have a material adverse impact on our results of operations.

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

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, for development, manufacturing, labeling, sale, promotion, distribution, shipping and servicing. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the U.S., it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from three to eighteen months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or longer, from the time the application is filed with the FDA. To date, none of our devices have required approval via PMA and we believe that very few (if any) of our currently planned products will be subject to PMA. All products that we currently market in the U.S. have received 510(k) clearance for the uses for which they are marketed, or are products with minor modifications from our cleared products.

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

We often seek FDA clearance for additional indications for use. Clinical trials in support of such clearances for additional indications may be costly and time-consuming. In the event that we do not obtain additional FDA clearances, our ability to market products in the U.S. and revenue derived therefrom may be adversely affected. Medical devices may be marketed only for the indications for which they are approved or cleared, and if we are found to be marketing our products for off-label or non-approved uses we might be subject to FDA enforcement action or have other resulting liability.

Our topical skin brightening products are marketed in the U.S. without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective. FDA regulations limit the type of marketing claims we can make about our topical skin brightening products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected.

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

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards, manufacturing operations could be halted, products could be seized, products could be recalled from the field and notification may be sent to our customers, and our business would suffer.

We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex compliance scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We and our subcontractors are subject to such inspections. Although we place our own quality control employee at each of our subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a seizure of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer. In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 or EN ISO13485:2012 certification for the quality of our systems and products, and CE certification from an authorized notified body and electrical and safety certification from authorized testing laboratories. Failure to comply with such standards could adversely impact our business.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. For example, medical device regulations in China have become more demanding, including a new requirement for software validation documentation. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain foreign regulatory clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements may significantly differ from FDA requirements. Although we have obtained regulatory approvals in the European Union and other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain, and in maintaining, foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the U.S., or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

New regulations may limit our ability to sell to non-physicians.

We sell our products to physicians and “qualified practitioners” and, outside the U.S., also to aestheticians. International regulations could change at any time, disallowing sales of our products to aestheticians and other non-physician providers, and limiting the ability of aestheticians and non-physicians to operate our products. We cannot predict the impact or effect of changes in U.S., state or international laws or regulations.

Healthcare reform legislation could adversely affect our future profitability and financial condition.

The U.S. government is in the process of implementing healthcare reform legislation that was enacted in 2010 and is considering and may in the future consider healthcare policies and proposals intended to curb rising costs, including those that could significantly affect both private and public reimbursement for healthcare services. Our products are generally not reimbursed by insurance companies or federal or state governments and some of the legislation enacted in 2010 will, therefore, not affect us. This legislation, however, does include several aspects that do apply to us. The legislation imposes a 2.3% excise tax on the U.S. sale of certain medical devices by a manufacturer, producer or importer of such devices, starting after December 31, 2012.  According to a notice issued by the Internal Revenue Service (IRS) in December 2012, the tax will be imposed based upon a constructive sales price equal to 75% of our sales price to U.S. customers, which could adversely affect our future profitability and financial condition. In addition, the healthcare reform legislation may change the dynamics of the health care industry, including having the U.S. federal or one or more state governments assume a larger role in the health care system, such as competing with private health insurers, imposing new taxes on health insurers, or restructuring of the Medicare or Medicaid programs. We are unable to predict the outcome of any such changes and the effect they will have on the purchasing decisions of our customers.

Because many of the users of our products may lack training, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

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

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, as well as underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Since inception, we have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continued coverage, could harm our reputation in the industry and reduce product sales. Product liability claims could increase product liability insurance rates. In addition, product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

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

We forecast sales to determine requirements for our products and, if our forecasts are incorrect, we may experience either shipment delays and the inability to meet demand, or increased costs and inventory.

We and our subcontractors keep limited materials and components on hand. To assist in management of manufacturing operations and in order to minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance, and enter into purchase orders on the basis of these requirements, subject to limitations on components lead time and long lead items. We also accept safety stock of long lead items in addition to the usual lead time. If our business expands more than anticipated, our demand would increase, and we and our suppliers may be unable to meet our demand. If we overestimate our requirements, we and our subcontractors will have excess inventory, increasing our costs. If we underestimate our requirements, we and our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our officers and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting, and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2012, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We are a foreign private issuer under the rules and regulations of the SEC.  As such, we are exempt from a number of rules under the Exchange Act and we are permitted to file less information with the SEC than a U.S. domestic reporting company.

As a foreign private issuer we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act related to purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the U.S. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

The failure to attract and retain key personnel could adversely affect our business.

Our success also depends in large part on our ability to continue to attract, retain, develop and motivate highly skilled technical and professional personnel. Competition for certain employees, particularly sales representatives and development engineers, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely impact our business, financial condition and results of operations.

In various jurisdictions in which we operate, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition arrangements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from obtaining the expertise that our former employees gained while working for us. For example, Israeli courts have required former employers seeking to enforce non-compete undertakings to demonstrate, among others, that employment by a competitor would result in damage that would threaten the existence of such former employer, or that the employee received special compensation in return for such employee's non-compete undertaking. If we are unable to enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

Risks Related to the Operations of Syneron Beauty Ltd. (Syneron Beauty)

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

Syneron Beauty has a limited history of operations and its operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control. Factors relating to Syneron Beauty's business that may contribute to quarterly and annual fluctuations include the following:

•	the rate of market adoption of the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices;

•
the receipt and timing of regulatory approval for, and the ability to successfully introduce the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices;

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

Syneron Beauty's mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices are in the early stages of commercialization, and we are unable to predict if it will achieve significant market adoption.

Syneron Beauty launched mē hair removal device, Tanda Acne Solution and Tanda Anti-Aging Solution in 2011, and it remains in the early stages of commercialization. The ability to significantly increase market adoption will depend upon a number of factors, including:

•	the success of sales and marketing efforts worldwide;

•	the demonstrated safety and effectiveness of the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices;

•	the acceptance of mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices in markets within and outside of the U.S.; and

•	the perceived advantages and disadvantages of the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices compared to alternative treatments.

If mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices fails to achieve significant market adoption, Syneron Beauty's business, financial condition and results of operations would be negatively impacted.

Competitive pressures in the OTC skincare market could result in price-cutting and reduced profit margins.

We primarily compete against companies that sell cosmetic OTC skincare products and those that provide at-home skincare devices.  Competing with these and other companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Additional competitors are also likely to enter the market in the future. Our ability to compete effectively depends upon our success in distinguishing our company and our products from our competitors and their products, and includes such factors as:

•	product performance;

•	brand reputation;

•	product pricing and cost reduction;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels, both domestically and internationally; and

•	effectiveness of marketing efforts.

If our competitors’ products are perceived to offer benefits that are equivalent to or better than the ones our products offer, demand for, and sales of, our products could be harmed. Competitive pressures may, over time, result in price reductions and reduced margins for our products. Conversely, if competitors’ products or competitors’ advertising generate negative goodwill with consumers, that could also negatively affect demand for, and sales of, our products.

Some of our competitors may have more established products and customer relationships as well as better protected intellectual property rights than we have, which could inhibit our market penetration efforts. In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing and sales and marketing resources than we have. These competitors could utilize their greater financial resources to acquire or develop new technologies or products that could compete directly against our product lines. We cannot guarantee that our competitors will not pursue this opportunity or that, if they try, they will not be successful.

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

Syneron Beauty's marketing strategy involves certain third-party retailer relationships. There are a number of risks inherent in establishing this as an effective channel of distribution, including:

•	the lack of contractual commitments to sell Syneron Beauty's products, or to place future orders;

•	Syneron Beauty may receive poor product placement, or store set-up and design;

•	the retailer may not effectively attract Syneron Beauty's target customer demographic base; and

•	retailers may decide to carry directly competitive products, including their own private label products, and recommend those products over those of Syneron Beauty.

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

The mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices are medically designed for home use by consumers. If consumers fail to understand or follow the instructions for use or bypass the built-in safety controls, they could be unsatisfied with the effectiveness of such product or they could be injured. Injury could also result if the products are defectively manufactured. Product liability lawsuits can be expensive and time consuming. Any product liability claims brought against Syneron Beauty, with or without merit, could increase product liability insurance rates or prevent Syneron Beauty from securing continuing coverage, harm its reputation in the industry, cause regulatory scrutiny and reduce product sales. Syneron Beauty currently has product liability coverage in amounts that it believes are adequate but Syneron Beauty may not have, or may not be able to obtain, insurance in amounts or scope sufficient to provide it with adequate coverage against all potential liabilities. Product liability judgments in excess of insurance coverage would be paid out of cash reserves, harming Syneron Beauty's financial condition and reducing operating results. In addition, Syneron Beauty provides a full replacement warranty that its products are free of defects and provides a full refund as part of its limited time money-back guarantee program. Product defects, therefore, could increase warranty costs and harm Syneron Beauty's business.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

We are incorporated under the laws of the State of Israel, and our principal executive offices and research and development facilities are located in Israel. In addition, all of the subcontractors of our products sold under the Syneron brand name are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

The global economic recession, instability and uncertainty of the last several years has affected the economic conditions in Israel. If economic conditions deteriorate in Israel, it may adversely affect our financial conditions and results of operations.

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

We have generated income and are able to take advantage of tax incentives and reductions resulting from the “Approved Enterprise” and “Privileged Enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might have already received. In addition, these tax benefits may not be continued in the future at their current levels or at all. The termination or reduction of these tax benefits may increase our tax expenses in the future, which would reduce our expected net profits or increase our net losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. We are still examining whether to apply a recent amendment to the Law for the Encouragement of Capital Investments, 1959, which offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011 (Trapped Profits Law). For more information, see Item 10.E. “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if U.S. federal income tax rates are lowered.

At December 31, 2012, we have recognized a net deferred tax asset balance of $18.5 million. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our net operating losses (NOL), the NOLs would expire unused. The Company’s projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or macroeconomics conditions that may cause the Company to not meet its projections. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance, resulting in a charge to results of operations and a decrease to total stockholders’ equity. In addition, if U.S. federal income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B. “Additional Information – Memorandum and Articles of Association” for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law and our articles of association may delay or prevent our acquisition or make it difficult, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company must act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, voting at the general meeting of shareholders and class meetings regarding amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and other transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is currently little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially, and we expect will continue to do so.

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

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. Furthermore, if a dividend is distributed from income attributed to an “Approved Enterprise” or a “Privileged Enterprise”, which was exempt from tax under the provisions of the Law for Encouragement of Capital Investments, the Company will generally be subject to tax at the applicable corporate tax rate on the amount of such dividend grossed up with such corporate tax rate (see Item10.E. "Taxation – Israeli Taxation" for more information). We may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. We have decided to reinvest the amount of tax exempt income derived from our “Approved Enterprise” or “Privileged Enterprise” status and not to distribute that income as dividends.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. shareholder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, any gain or excess distribution would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest applicable ordinary income rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. “Additional Information – Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is +972 (73) 24-42200. The agent for service of process in the U.S. is National Corporate Research – LTD. Our website address is www.syneron.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

We completed our initial public offering of our ordinary shares in August 2004. We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency, or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin, laser-assisted lipolysis and topical skin brightening products. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

During 2000 and 2001, our primary activity was development of and seeking approval for our first product platform, the Aurora, which utilized our ELOS technology. In subsequent years, we launched additional product platforms that received 501(k) clearance, the Polaris and Galaxy.  We no longer market these products, but we have developed new products that utilize our ELOS technology that have been distributed worldwide. For a list of current products, see "Business Overview - Our Products".

In 2005, we introduced the VelaSmooth product platform in the U.S. These products address traditional applications, including the rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, hair removal and the treatment of leg veins, as well as newer applications, including wrinkle reduction, the permanent reduction of hair, the temporary reduction in the appearance of cellulite and the reduction of body circumference.

In June 2005, the FDA granted 510(k) clearance to our VelaSmooth platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance, we were permitted to sell the VelaSmooth in the U.S. to physicians. For a description of our current VelaSmooth product, see Item 1.B. "Business Overview – Our Products".

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

From 2007 to 2009, we acquired a majority interest in Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and teeth whitening devices for dentists and consumers. On November 14, 2010, we transferred to Syneron Beauty (described below) all of our holdings in Fluorinex, and all of our rights and obligations with respect to exclusive, global contractual rights to manufacture and distribute Fluorinex's products. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique. As of March 4, 2012, our holdings in Fluorinex totaled 74.96% of the issued and outstanding share capital. During the first quarter of 2012, we launched the Pearl device to the consumer market in the U.S. and Canada. The Pearl teeth whitening devices developed by Fluorinex and marketed by Tanda Health and Beauty, Inc. whitens teeth using patented ionic technology to deliver whiter teeth within several sessions of five minutes each.  The technology of the device activates an ionic whitening gel when it comes in contact with your teeth. For a description of Pearl teeth whitening devices, see Item 1.B. "Business Overview – Emerging Business Unit" and "Business Overview – Our Products".

In 2008, we made our first investment in Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion brightening treatment. On May 30, 2012, we entered into an agreement with RBT’s shareholders pursuant to which we acquired all the outstanding shares of RBT for: (i) an initial purchase price of $5 million, (ii) an additional $5 million to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of loans in the amount of approximately $0.235 million provided by RBT to certain of its shareholders, and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2012, we held 100% of RBT’s issued and outstanding share capital. For more information, see Item 7.B. "Related Party Transactions".

In November 2008, we entered into an agreement with Inlight Corp. (Inlight), a San Diego, California-based research and development company, whereby for consideration of up to $4.0 million (conditioned upon Inlight's compliance with certain milestones) we purchased 100% of Inlight Corp.’s outstanding capital stock. Inlight has developed a carbon dioxide laser for fractional skin rejuvenation, which was launched in the U.S. and internationally in 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China is Beijing Art Fact MediTech. Through this Chinese joint venture, we are able to sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. Syneron China commenced its operations during 2010 and currently has an office in Beijing.  In August 2012, we entered into a share transfer agreement with Beijing Art Face MediTech to acquire its equity interest in the Chinese joint venture.  Consummation of the transaction is subject to certain closing conditions, including the approval of certain governmental authorities. In February 2013, the Ministry of Commerce of the People's Republic of China approved this transaction.  Approvals of local authorities are still pending.

On January 5, 2010, we acquired Candela Corporation (Candela), which after the merger became our indirect wholly-owned subsidiary. Following the completion of the transaction, we began to consolidate Candela's results in our financial statements. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela (which, together with certain outstanding Candela stock options and stock appreciation rights assumed by Syneron, were valued at $73.0 million). Candela manufactures and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. For a description of Candela products, see Item 1.B. "Business Overview – Professional Aesthetic Devices" and "Business Overview – Our Products".

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California, in consideration of $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones (see also Note 4 to our consolidated financial statements). Primaeva developed a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, the ePrime, which has received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. We launched the ePrime in the first quarter of 2011. For a description of ePrime, see Item 1.B. "Business Overview – Our Products".

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty, to which we transferred our non-professional aesthetic device activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our ELOS based consumer hair removal mē product  and our holdings in Fluorinex. In addition, following the acquisition of Tanda Health and Beauty, Inc. (described below), Tanda Health and Beauty, Inc. became a direct wholly owned subsidiary of Syneron Beauty and Tanda Health and Beauty, Inc. holds the intellectual property dedicated to our home-use initiative, and they received a license to some of our other technologies used for other home-use products.

In 2011, Syneron Beauty launched in several European markets the mē Home-Use Hair Removal System (the mē), the first home-use product featuring Syneron’s proprietary elōs technology.   The mē, which combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve superior results with lower overall optical energy output and the highest level of safety and comfort, is CE Marked, approved by Health Canada, and was cleared by the FDA in October 2012. The commercial launch in the U.S. is expected to occur in April 2013. This marks the first home-use product featuring Syneron's proprietary ELOS technology to be cleared by the FDA.

On December 7, 2010, we acquired privately-held Pharos Life Corporation (which later changed its name to Tanda Health and Beauty, Inc.), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Tanda Health and Beauty, Inc. through potential performance-based, earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition, we also assumed $2.7 million in net debt.  The products of Tanda Health and Beauty, Inc. are marketed directly to consumers through premium retailers under the Tanda™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Tanda Health and Beauty, Inc. will continue operating as our indirect wholly-owned subsidiary and the Tanda™ business will be integrated into our consumer home-use initiatives. For a description of the products in our Emerging Business Unit, see Item 1.B. "Business Overview – Emerging Business Unit".

On September 16, 2011, we entered into a comprehensive settlement agreement with Palomar Medical Technologies, Inc. ending a patent dispute on mutually agreeable terms.  For more information regarding this settlement see Item 1.B. "Business Overview – Intellectual Property Litigation" and Item 8.A. "Financial Information – Legal Proceedings".

On February 13, 2012, we acquired 100% of the outstanding shares of Ultrashape Ltd. (Ultrashape), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting, for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the Tel Aviv Stock Exchange (symbol: ULSP), and owned all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. For a description of Ultrashape products, see Item 1.B. "Business Overview – Professional Aesthetic Devices" and "Business Overview – Our Products".

On March 14, 2012, Syneron acquired substantially all the assets of TransPharma Medical Ltd. (TransPharma), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology. Syneron acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3.6 million in cash. TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch, and may in the future provide a commercial opportunity within the professional and home-use aesthetic device markets.

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

Principal Capital Expenditures

We had capital expenditures (including investments in affiliated companies) of approximately $3.0 million in 2012, $2.1 million in 2011, and $10.1 million in 2010. We expect our capital expenditures in 2013 will be approximately $3.1 million, and will consist of purchase of general equipment and investment in leasehold improvements. We have financed our capital expenditures with our cash and investments portfolio.

B.	BUSINESS OVERVIEW

Overview

Syneron is both the parent company and an operating company with products sold mainly under the Syneron brand name. Syneron has a number of subsidiaries, the largest of which is Candela. Candela is also an operating company with products sold mainly under the Candela brand name.

In order to provide increased transparency to our financial results, we break out our financial results into two segments – our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide (professional market). Our EBU consists primarily of our non-professional aesthetic devices products, which are primarily targeted at home-use consumers, and other emerging businesses. Our EBU includes Syneron Beauty, Fluorinex, RBT and Light Instruments.

Professional Aesthetic Devices

Syneron

Our Syneron devices generally consist of one or more hand pieces and a console that incorporates multiple energy sources, sophisticated software and a simple, user-friendly interface. Our consoles have a small footprint and are lightweight compared to competitive systems which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We seek to deliver to our professional users the ability to generate increased revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty.

In the first quarter of 2006, we launched three platforms to address medical aesthetic applications based on our ELOS technology. The eLight™ platform combines broad spectrum light with bipolar radio frequency energy. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The eLaser™ platform combines diode laser technology with bipolar radio frequency and offers ultra-fast hair removal.  In addition, it can be upgraded to our leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bipolar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of our ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

In the second quarter of 2007, we completed the development of a Matrix IR applicator for use with our eMax and eLaser platforms. The Matrix IR combines fractional optical energy with radio frequency for deep dermal heating for treatment of wrinkles. To improve such treatment, the collagen remodeling caused by the Matrix IR treatment is designed for maximum effective penetration.

In August 2007, our VelaShape™ platform received FDA 510(k) pre-market clearance in the U.S. and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marked the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body.

In the first quarter of 2008, we introduced our Matrix RF™ applicator. The Matrix RF applicator utilizes our fractional radio frequency technology to provide fractional tissue heating at three ablation relative ratios, resulting in effective ablation and resurfacing of the skin. The Matrix RF applicator is equipped with our SelecPulse™ which allows the user to adjust the relative ratio of ablation, as well as direct heating, and to vary the treatment depth based upon desired clinical endpoints. The Matrix RF applicator is the first bipolar, non-laser and non-light-based aesthetic device capable of creating tunable ablation impact, simulating the effects of different types of ablative / coagulation lasers used for a range of aesthetic applications. These applications include resurfacing, with minimal or no patient downtime. Matrix RF is being sold as an applicator add-on to all existing eLight, eLaser and eMax platforms. The ergonomically designed headpiece increases ease-of-use for physicians performing treatments. The Matrix RF features a single-use disposable treatment tip, which can be purchased in boxes for 10 treatments. Treatment will most often be performed around the eyes, mouth, and cheek, but can also be performed on the entire face, as well as other anatomical areas. The Matrix RF was the second product in our series of ELOS fractional treatments, which currently include the Matrix IR applicator. In September 2008, our Matrix RF applicator received CE Mark certification in the European Union and FDA clearance in the U.S. for use in dermatologic procedures for wrinkle reduction by means of skin ablation and coagulation (CE) and for use in dermatological procedures requiring ablation and resurfacing of the skin (FDA). In the third quarter of 2008, we commenced selling our Matrix RF applicator.

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

In June 2009, we introduced a new treatment modality called Sublative Rejuvenation™, which utilizes a fractionated bipolar radio frequency technology in which heat energy is effectively placed into the dermis, producing dermal remodeling with minimal amount of epidermal disruption. While traditional fractional technologies are most aggressive at the epidermal level, Sublative Rejuvenation delivers energy with minimal epidermis ablation.

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

In November 2011, we launched the eLase™ with Motif™ laser hair removal system. The eLase system has received CE Mark approval from the European Union and is available in select European and Asian markets. The eLase system combines Syneron's proprietary ELOS bipolar radio frequency energy with diode laser energy. This combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the new Motif LHR hair removal applicator with Motif mode that leverages the energy combination to allow high frequency, lower energy treatments with less pain and with shorter treatment times than competitive devices. The system also includes a new Motif IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

In November 2011, we unveiled the eTwo™ platform. The eTwo platform, along with its Sublime™ and Sublative™ applications, received FDA approval and CE mark for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment.  The eTwo platform offers several new features, including the Sublime application utilizing the ELOS combination of infrared light and bipolar radio frequency energies, and the Sublative  application with Sublative iD™ tips which maximize treatment options.

In February 2012, we acquired UltraShape, which develops innovative products for fat cell destruction and body sculpting. The products of UltraShape, which are targeted at the core physician market, are available for sale in approximately 50 countries, have an installed base of 880 systems (as of December 31, 2012), and have been used to perform more than 250,000 procedures. UltraShape® Contour I V3, an advanced solution for non-invasive body sculpting, uses pulsed (non-thermal) focused ultrasound to destroy fat cells, providing patients a non-invasive, no-downtime solution to reduce localized fat deposits and body circumference and also uses Vertical Dynamic Focus™ (VDF). The UltraShape system targets and selectively destroys fat cells (adipocytes), leaving critical surrounding structures such as blood vessels, nerves and connective tissue unharmed. The Contour I V3 is indicated outside of the U.S. market for body sculpting and circumferential reduction of the lower and upper stomach, waist and thighs. The Contour I V3 is approved and commercially available in Canada as well as in Europe, Latin America and Asia. In January 2012, the Company received FDA approval for its Investigational Device Exemption application to conduct a clinical study of the Contour I V3. The study is ongoing.

On July 2, 2012, we announced FDA clearance for elōs Plus™, a next generation multi-platform system featuring the Company’s proprietary elōs technology. FDA clearance for elōs Plus™ follows the recent international launch of this system in Europe and Asia. This system is customizable or upgradable utilizing up to 10 in-demand aesthetic applicators, which also includes the Company’s Sublative™ and Sublime™ applications. A fifteen-inch touch screen offers ease-of-use through simple guided treatment modes for all applications.  On October 22, 2012, we announced clearance and commercial launch of elōs Plus™ in Canada.

Candela

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

•
GentleMaxTM is an integrated aesthetic treatment workstation with multiple wavelength capability. It includes the Nd:YAG 1064 laser and the Alexandrite 755 nm laser in one device. It includes touch-screen technology for a user-friendly interface. It offers broad treatment versatility with as many as 36 different applications, including permanent hair reduction and skin rejuvenation and treatment for leg and facial veins. In addition, this workstation offers a choice of skin cooling options—from chilled air technology to Candela's integrated and patented DCD.

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

•
The GentleYAG™ family of Nd: YAG lasers provide permanent hair reduction for every skin type including tanned or dark skin, treatment of beard bumps and leg and facial veins. It is one of the fastest, most powerful Nd:YAG lasers on the market today. One of the largest spot (18mm) on any Nd:YAG laser, it includes multiple spot sizes for multiple applications and multiple configurations. In addition, it includes DCD epidermal cooling which eliminates the need for gels.

•
The GentleLase Pro series is a long pulse alexandrite laser for hair removal and the treatment of pigmented and vascular lesions. With a pulse repetition rate of 2Hz and a large 18mm spot size, the GentleLase Pro is one of the fastest hair removal lasers on the market. The GentleLase Pro-U can be upgradable to a GentleMaxPro.

•
The Pro-U series includes the GentleLase Pro-U and the GentleYAG Pro-U lasers. The GentleLase Pro-U laser offers all the advantages of the GentleLase Pro and in addition includes microsecond mode operation at high repetition rate of 10Hz for skin toning and rejuvenation. The GentleYAG Pro-U is an Nd:YAG laser for hair removal, treatment of vascular lesions, and skin rejuvenation. It also features the microsecond mode high repetition rate operation. The Pro-U series lasers are compatible with optional specialty delivery systems which add additional treatment capabilities. Both of the Pro series lasers are upgradeable to the GentleMax Pro.

•
GentleMax Pro is the flagship of Candela’s hair removal lasers. It features dual wavelengths, high repetition rate, large 18mm spot, a hand piece with improved ergonomics over the previous generation lasers, and a user-friendly interface.

•
Vbeam™ is the pulsed-dye technology which treats vascular lesions, including port wine stain birthmarks, rosacea, leg and facial veins, and post-operative bruising, and provides skin rejuvenation by the reduction of diffuse redness and pigmentation, scars, warts, psoriasis and hemangiomas. The Vbeam uses micro-pulse technology for purpura-free results and includes a smart user interface, which provides pre-set treatment parameters with a touch of the screen. In addition, it includes DCD epidermal cooling.

Emerging Business Unit

Syneron Beauty and its subsidiaries market their products, directly to consumers under the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices brand names. The different brands are sold through distributors, distribution agreements with premium retailers, directly to consumers through the web and direct TV, and to physicians in the U.S. and Canada through a distributor. Syneron Beauty products include:

mē hair removal device combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve superior results with lower overall optical energy output and a high level of safety and comfort. It is CE marked, approved by Health Canada, and has been commercially available in several European markets and Canada  since 2011. In October 2012, the mē hair removal device was cleared by the FDA, and the commercial launch in the U.S. is expected to occur in April 2013.  The mē hair removal device, featuring Syneron's proprietary ELOS technology, is the first and only home-use hair removal product that is FDA-approved for all skin tones.

Pearl teeth whitening devices, developed by Fluorinex and marketed by Syneron Beauty in Israel, whiten teeth using patented ionic technology to deliver whiter teeth within several sessions of five minutes each.  The technology of the Pearl device activates a unique ionic whitening gel when it comes in contact with teeth. In November 2012, the FDA granted 510(k) clearance to our Pearl teeth whitening devices to consumers.

Tanda Acne Solution products offer an effective and natural solution for the treatment and prevention of mild to moderate inflammatory acne. The product combines blue LED light, sonic vibrations and gentle warming to kill the P. acnes bacteria, the bacteria that cause acne. We launched our Tanda Zap acne spot treatment device in the second quarter of 2011, and our Tanda Clear+ professional acne treatment solution in the fourth quarter of 2011. The products are cleared for over-the-counter (OTC) use by the U.S. FDA and has received CE mark approval.

Tanda Anti-Aging Solution products combine concentrated red light therapy, sonic vibration and gentle warming in a massaging treatment head to provide both the sensory and anti-aging benefits of a professional treatment. In January 2011 the FDA granted 510(k) clearance to our Tanda™ Light Emitting Diode (LED) system for skin rejuvenation with prescription.  In October 2011, the FDA granted 510(k) clearance to our new Tanda™ Luxe LED device to consumers. We launched this product during the fourth quarter of 2011. Tande Luxe’s concentrated beams of red light therapy are delivered by an LED array that produces a fractional phototherapy effect, effectively reversing signs of aging. Red light increases the production of collagen and elastin to produce a more youthful-looking complexion over time. The product is FDA cleared for the treatment of fine lines and wrinkles in the periorbital region.

In the first quarter of 2007, our subsidiary Light Instruments launched the LiteTouch system, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The LiteTouch system is a portable laser system which uses the device in a manner similar to that of mechanical drills. The LiteTouch system has a small footprint, which saves floor space and facilitates integration into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

In November 2009, the Company announced the commercial launch of the elure™ topical skin brightening products in several Asian markets. In November 2010, elure™ became available to a selected number of U.S. physicians, followed by a broader North American and international launch in 2011. The elure advanced dermal brightening product is the first scientifically proven enzymatic skin brightening treatment that targets and decomposes melanin to reveal a visibly lighter and more luminous skin tone. This product line is based on the discovery of a naturally-occurring bio-active substance, Melanozyme™, which acts to decompose the melanin. It is combined with a bio-activator to diminish the dark colored pigment in the skin. Unlike several other skin brightening products in the market, the elure product line does not contain Hydroquinone, which may cause side effects such as skin redness and a burning sensation.

In the first quarter of 2007, our subsidiary Light Instruments launched the LiteTouch system, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The LiteTouch system is a portable laser system which uses the device in a manner similar to that of mechanical drills. The LiteTouch system has a small footprint, which saves floor space and facilitates integration into any clinic. The LiteTouch offers both high energy and high frequency, thus providing a wide envelope of treatment parameters.

The Syneron Solution

We design, develop and market innovative aesthetic medical products based on our various proprietary technologies, including our Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. The addition of radiofrequency energy, an electrical energy, lessens absorption in the outer layer of skin, or epidermis, and allows for greater skin penetration. Using radiofrequency and optical energy together enhances the ability of the user to accurately target the tissue to be treated and enables real-time measurement of skin temperature, enhancing patient safety and comfort.

Our ELOS technology combines electrical and optical energy, each of which has unique characteristics when used alone and, when combined, produce beneficial synergistic effects. We believe that our ELOS technology represents a paradigm shift in non-invasive aesthetic medicine because it is the first approach that combines conducted radiofrequency energy, an electrical energy, and light or laser-based energy, an optical energy. Most previously available technologies have depended solely either on optical or radiofrequency energy.

Optical energy is absorbed in chromophores existing in the human body in, for example, hair follicles and skin pigments. Light has a typical depth of penetration of approximately 0.5 to 2.0 millimeters. Epidermal pigmentation may limit the amount of optical energy that can be used without burning or damaging the skin. Radiofrequency, or RF, energy differs from optical energy because it is not absorbed by the chromophore. Our products use two electrodes to deliver RF energy, or bipolar RF energy. The distance between the two electrodes controls (among other parameters) the depth of penetration of the bipolar RF energy. In our products, we have selected the distance between the two electrodes to enable a depth of penetration of the bipolar RF energy of up to approximately 5.0 millimeters in facial applications and hair removal and up to approximately 25 millimeters in body contouring and cellulite applications, which permits the treatment of a broad range of dermal and subdermal aesthetic problems. Our products also contain a mechanism which simultaneously cools the skin’s surface and decreases the skin’s conductivity, pushing the RF energy even deeper into the skin. The use of RF energy enables real-time measurement of skin impedance, which allows our products to provide real-time feedback for every pulse, improving control of skin temperature and enhancing safety.  When used together, RF and optical energy produce a unique synergistic effect. Optical energy is used first to heat the target and decrease its resistance to RF energy. The RF energy is attracted to the areas that have been preheated by the optical energy, which results in more selective heating of the target. Heating a target structure will require less total energy with RF and optical energy combined than with optical energy alone. Using less total energy translates into enhanced safety, decreases the risk of burning the skin and allows the treatment of darker skin.

Our ELOS technology is embedded in most of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include: enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns. Our ELOS technology is also embedded in our mē hair removal device home use product.

The Candela Solution

Our subsidiary Candela has a product line which offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. Since Candela's foundation, it has continuously developed and enhanced applications for laser technology. In the mid-1980's Candela began developing laser technology for medical applications. Since the early 1990's, Candela has focused its resources on developing laser and light-based technology for use solely in cosmetic, dermatological, and aesthetic applications.

Our Products

Our products address a wide variety of treatment alternatives. Our products range from PAD, which comprise Syneron's and Candela's traditional professional business, to our EBU products, which are primarily targeted at the home-use consumer market. Our Syneron-Candela PAD products generally consist of one or more hand pieces and a console that incorporates multiple energy sources, sophisticated software and a simple, user-friendly interface. Many of our platforms have a small footprint and are lightweight compared to competitive systems, which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We seek to deliver to our professional users the ability to generate increased revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty. Our EBU products include mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening products, and Light Instruments’ dental laser devices, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble. Our products which we currently market or service are summarized in the table below.

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

SYNERON

CO2RE	Skin resurfacing, Wrinkle & scar reduction, Traditional fractional ablative treatments	PAD	Physicians	Laser	U.S.: Fourth quarter 2010 Rest of World: Fourth quarter

eLase	Hair removal Wrinkle treatment	PAD	Physicians Aestheticians Medical Spas	Laser + RF	Rest of World: Fourth Quarter, 2011

eLaser	Wrinkles treatment, Leg veins treatment, Other vascular lesions treatment; Hair removal	PAD	Physicians	Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eLight	Hair removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction(ST) Vascular + Pigmented lesions (SR/SRA)	PAD	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eMatrix	Ablation and resurfacing of the skin Wrinkle treatment Ablation and resurfacing of the skin	PAD	Physicians	Sublative Fractional RF	U.S.: Fourth Quarter 2008 Rest of World: Fourth quarter 2008

eMax
Hair removal, Improving the skin’s appearance(2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and wrinkles with the ST applicator Vascular + Pigmented lesions (SR/SRA)
		PAD	Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

ePrime	Facial wrinkles Skin Laxity	PAD	Physicians	RF Needle Array	U.S.: First quarter 2011 Rest of World: First quarter 2011

eStyle with Motif	Motif Hair removal, Improving the skin appearance, Acne treatment, Wrinkles reduction Skin tightening (ST) Vascular + Pigmented lesions (SR/SRA)	PAD	Aestheticians Spas	Light + RF	Rest of World: First quarter 2006 Motif Second quarter 2012

eTwo	Ablation and resurfacing of the skin, Wrinkle treatment Skin Laxity / Contouring (ST)	PAD	Physicians	Sublative Fractional RF	U.S.: fourth quarter 2011 Rest of World: fourth quarter 2011

UltraShape Contour I V3	Non- invasive Fat Reduction for body contouring	PAD	Physicians	Focused Ultrasound with RF	Quarter 2010 Asia / Pacific: Third Quarter 2011 Latin America: Second Quarter 2010

VelaShape II	Appearance of cellulite, Reduction of thigh circumference Body contouring	PAD	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third Quarter 2009 Rest of World: Third Quarter 2009

VelaSmooth Pro	Appearance of cellulite, Thigh circumference reduction Body contouring	PAD	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth Quarter 2009

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

CANDELA

AlexTriVantage	Tattoo and pigmented lesion solution	PAD	Physicians	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

GentleLase Pro	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkle reduction	PAD	Physicians	Laser	U.S.: Second quarter 2011

GentleLase Pro LE	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkle reduction	PAD	Physicians	Laser	ROW: Third Quarter 2012

GentleLase Pro-U	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkle reduction	PAD	Physicians	Laser	U.S.: Third Quarter 2012

GentleMax/Pro	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Benign pigmented lesions, Wrinkle reduction	PAD	Physicians	Laser	U.S.: Second Quarter 2007 Rest of World: Second Quarter 2007 Pro: US: Fourth Quarter 2011

GentleYAG	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkle reduction	PAD	Physicians	Laser	U.S.: First Quarter 2004 Rest of World: First Quarter 2004

GentleYAG Pro-U	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkle reduction	PAD	Physicians	Laser	U.S.: Third Quarter 2012

Mini GentleLASE	Hair removal, Vascular lesions, Wrinkle reduction and Treatment of pigmented lesions	PAD	Physicians	Laser	U.S.: First Quarter 2003 Rest of World: First Quarter 2003

Product Platform	Applications(1)	PAD/EBU	Intended Users	Energy Sources	Market Introduction

Vbeam Perfecta	Vascular lesions elimination including port wine stain birthmarks, Rosacea, leg and facial veins, Post-operative bruising and Skin rejuvenation treatment	PAD	Physicians		U.S.: Second Quarter 2005

EBU

elure	Skin brightening	EBU	Physicians	Melanozyme	U.S.: Fourth Quarter, 2010 Rest of World: Fourth Quarter, 2010

LiteTouch	Dental laser	EBU	Dentists	Laser	U.S.: First Quarter 2007 Rest of World: First Quarter 2007

mē	Hair removal	EBU	Consumers	Light + RF	U.S.: First Quarter, 2013 Rest of World: Second Quarter, 2010

Pearl	Teeth whitening	EBU	Consumers	Ionic whitening gel technology	U.S. and Canada: First quarter, 2012

Tanda Acne Solution	Acne treatment and prevention	EBU	Consumers	Vibration + 415nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

Tanda Anti-Aging Solution	Wrinkle reduction	EBU	Consumers	660nm Led Light	U.S.: First Quarter, 2008 Rest of World: Third Quarter, 2007

(1)
Regulatory clearance has been received in the U.S. and Europe for each indicated application for all products. In each market in which our products are sold, other than the U.S. and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Sales and Marketing

PAD

Syneron and Candela Products

We market our professional aesthetic devices products to dermatologists, plastic surgeons, other cosmetic physicians and qualified practitioners. We also focus on aestheticians and medical spas throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

We sell our products directly through our subsidiaries in the U.S., Canada, Israel, Spain, France, Germany, Italy, United Kingdom, China, Hong Kong, Japan and Australia, and indirectly through distributors in a total of more than 90 countries.  Our U.S. and Canadian sales efforts are headquartered in Irvine, California and Wayland, Massachusetts. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, Africa, the Asia-Pacific region and South and Central America.

Our customer support strategy worldwide is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. For Candela products sold in North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron products sold in North America, we offer a three-year parts and services warranty that covers disposable applicator, parts and regular system maintenance. The small size and weight of Syneron products enables us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the event of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

For Candela and Syneron products outside of North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron applicators outside of North America, we offer warranty for one year or per number of pulses whichever comes first (the number of pulses varies for each applicator) which includes product maintenance that offers next-day delivery of replacement products.  This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers.

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

Revenues by Geographic Market

	Year ended December 31,
	2010		2011		2012
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	66,123	34.9%	78,525	34.4%	93,247	35.4%
Europe and Middle East (excluding Israel)	58,348	30.8%	78,182	34.2%	86,436	32.8%
Asia-Pacific	25,888	13.7%	30,489	13.4%	41,423	15.7%
Japan	27,604	14.5%	29,572	13.0%	30,816	11.7%
Israel	1,318	0.7%	5,050	2.2%	3,924	1.5%
Others	10,247	5.4%	6,503	2.8%	7,777	2.9%
Total	189,528	100%	228,321	100%	263,622	100.0%

Manufacturing

Our product lines are manufactured as follows: Syneron's products are mainly outsourced to third-party manufacturers, while Candela mainly manufactures its own products.

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

The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase-order basis. The contracts have initial one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party three-months written notice prior to the expiration of the term. The time required to qualify new subcontract manufacturers for our products could cause delays in our ability to provide products to our customers.

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

Candela's products are manufactured with standard components and subassemblies supplied by third party manufacturers to its specifications. Candela purchases certain components and subassemblies from a limited number of suppliers. If Candela's suppliers are unable to meet its requirements on a timely basis, Candela's production could be interrupted until it is able to obtain an alternative source of supply.

Candela uses Alexandrite rods to manufacture the GentleMax™, GentleLASE™, Mini GentleLASE™, GentleLASE Pro™ and the AlexTriVantage™ systems, which account for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. To date, Candela has not experienced significant delays in obtaining dyes, optical and electro-optical components, electronic components, Alexandrite rods and other raw materials for its products. Candela believes that over time alternative component and subassembly manufacturers and suppliers can be identified if its current third party manufacturers and suppliers fail to fulfill its requirements.

Research and Development

Our research and development activities are conducted internally by a research and development staff consisting of 128 employees (including employees of Candela, Ultrashape and other subsidiaries). Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology, as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our EBU segment.

Until 2007, our research and development efforts have been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts have also focused on the development of technologies which are not based on our ELOS technology. Our gross research and development expenditures were $26.8 million in 2010, $28.3 million in 2011, and 29.9 in 2012. We estimate our gross research and development expenditures for 2013 will be $29.5 million.

When Syneron discovers new technologies or applications with commercial potential, it assembles a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Research and development team works with its operations group to design its products for ease of manufacturing and assembly, and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with the right balance of features, clinical benefits, performance, quality, and cost.

Historically, research and development effort has relied primarily on internal development building on its core technologies. Today, in addition to its internal team, we regularly engage the services of independent engineering and development firms to assist in the acceleration of new product development.

One example of technology developed through joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of March 1, 2013, our patent portfolio (including patents held by our subsidiaries) consisted of 99 issued U.S. patents, and 112 patents applications pending in the U.S. (with an additional 392 applications pending internationally and 112 international patents), related to 180 patent families relating to our technology and products. We have filed and expect to file future patent applications in the U.S. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights.

In addition to Syneron's portfolio of issued patents and patent applications, the Company licenses certain patented technology from third parties. Syneron's subsidiary, Candela, uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000 regarding patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights provided to Cool Touch, Inc. (Cool Touch), a competitor of Candela, in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch is restricted in its ability to assign its license rights to certain existing competitors of Candela. Candela is entitled to one-half of all royalty income payable to the Regents from Cool Touch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use.

Our trademarks include among others, Syneron, the Syneron logo, ELOS, Active Dermal Monitoring, Aurora, Polaris, Pitanga, VelaSmooth, Syner-Cool, Galaxy, Comet, eLight, eLaser, eMax, elure, Refirme, VelaShape, LipoLite, Sublative Rejuvenation, VelaShapeII, elure, Candela, GentleMax, AlexTriVantage, QuadraLASE, GentleYAG, GentleYAG Pro, Vbeam, Smoothbeam, GentleLASE, GentleLASE Pro, GENTLECOOL, GentleYAG, GentleMAX Pro, eLase Motif, CO2RE, e2, eTwo, eMatrix, MATRIX IR, MATRIX RF ePlus, ePrime, LiteTouch, mē, mē My Elos, Refirme, Science. Results. Trust., Sublative, Sublime, Transcend, Triniti, Luminaze, Tanda, Zap, Transpharma, ViaDor and Ultrashape. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada and certain other countries.

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

Competition

Although we are the global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., Palomar Medical Technologies, Inc., Zeltiq Aesthetics Inc. as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies. Our products compete against conventional non-light-based treatments, including Botox (neurotoxins) and collagen injections, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. Our products also compete against laser and other light-based products.

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

We believe that many factors will affect our competitive position in the future, including our ability to:

•	develop and manufacture new products that meet the needs of our markets;

•	respond to competitive developments and technological changes;

•	manufacture our products at lower cost;

•	retain a highly qualified research and engineering staff;

•	provide sales and service to a worldwide customer base;

•	maintain and improve product reliability; and

•	develop and implement marketing support programs.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other regulatory bodies, primarily to help ensure that medical products are safe and effective for their intended uses. FDA regulations govern the following activities that we perform and will continue to perform:

•	product design and development;

•	product compliance and performance testing;

•	software validation;

•	product manufacturing;

•	product biocompatibility and safety testing;

•	product labeling and control;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion; and

•	product sales, distribution and service.

Each of our products currently marketed in the U.S. has received 510(k) clearance, or incorporates a minor modification to a product that has received 510(k) clearance

FDA’s Pre-market Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. requires either prior 510(k) clearance or pre-market approval (PMA) from the FDA. The FDA's 510(k) clearance process usually takes from three to eighteen months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain and generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a registration or a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring PMA. All of our current products that are being marketed in the U.S. are class II devices.

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

Our subsidiary, Candela, received FDA clearance to market the GentleLASE family of products in 1997 for the treatment of dermatological vascular lesions, hair removal in 1998, permanent hair reduction in 2001, and treatment of wrinkles and benign pigmented lesions in 2003. Candela received clearance to market Smoothbeam mid-IR diode laser in 2000 for dermatological procedures relating to the ablation, incision, excision, and vaporization of soft tissue, and for acne indications in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types and treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of hypertrophic and keloid scars, vascular lesions, and the hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions and cutaneous lesions and periocular wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also, in December 2006, Candela received FDA clearance to market its GentleMAX product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles.

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

•	labeling regulations and FDA prohibitions against the promotion of products for un-cleared, unapproved or “off-label” uses;

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

Our topical skin brightening products are marketed in the U.S. without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective. FDA regulations limit the type of marketing claims we can make about our topical skin brightening products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected.

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

The primary regulatory environment in Europe is that of the European Union, encompassing most of the major countries in Europe. The European Union has adopted numerous directives and European Standardization Committees have promulgated standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Many countries, including those in the European Union, as well as Japan, China and Brazil, have adopted a method of assessing conformity with the prescribed standards, which vary from country to country depending on the type and class of the product. Many of these countries require third-party conformity assessments by a notified body, an independent and neutral institution appointed by a country to conduct the assessment. In the European Union, devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking (CE Mark), indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, may be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. In the second quarter of 2003, we received certification for ISO 13485:2003 valid until January 2015, which is necessary in order to obtain a CE Mark. In the third quarter of 2001, our facility was granted CE Mark approval certification, valid until March 2014. Canada Health, the regulatory body in Canada, also relies on ISO 13485:2003 for product approvals. Japan and China have elaborate application and product testing requirements before an application is accepted for review. Typically, product approval may require an additional two or more years after an application has been accepted for review.

Governmental agencies in the U.S. and elsewhere govern the use of radio frequency energy. Our products generate and use radio frequency energy and therefore may be subject to technical, equipment authorization and other regulatory requirements in the countries and regions where they are marketed or distributed. In the U.S., our products are subject to the Federal Communications Commission’s equipment verification procedures, under which the manufacturer is required to determine, or verify, that the equipment complies with the applicable technical standards and to keep a record of test measurements demonstrating compliance before the equipment can be marketed or sold in the U.S. Any modifications to our products may require re-verification before we are permitted to market and distribute the modified devices.

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

We conduct business through a number of subsidiaries, including Syneron GmbH, a wholly-owned German subsidiary, to market and sell our products in Europe; Syneron Inc., a wholly-owned Delaware subsidiary, and Syneron Canada Corp., a wholly-owned Canadian subsidiary, to market and sell our products in North America; and Syneron Medical (HK) Ltd., a wholly-owned Hong Kong subsidiary is active in promoting, marketing and serving as an agent of the Company in Asia.

In addition, the Company has the following additional active subsidiaries:

Name	Jurisdiction	Percentage Ownership

Candela Corporation	Delaware	100%*
Candela Corporation Australia PTY, Ltd.	Australia	100%*
Candela Deutschland GmbH	Germany	100%*
Candela France SARL	France	100%*
Candela Iberica S.A.	Spain	100%*
Candela International Holdco B.V.**	Netherlands	100%*
Candela Italia	Italy	100%*
Candela KK	Japan	100%*
Candela Portugal, Unipessoal Lda.	Portugal	100%*
Candela (U.K.) Limited	United Kingdom	100%*
Fluorinex Active Ltd.	Israel	74.96% of the issued and outstanding share capital*
Inlight Corp.	California	100%
Light Instruments Ltd.	Israel	100%
Medical Holdings (BVI) Inc.	British Virgin Islands	100%
Medical Holdings (Cayman) Inc.	Cayman Islands	100%*
Primaeva Medical Inc.	Delaware	100%*
Rakuto Bio Technologies Ltd.	Israel	100%
Syneron (Beijing) Medical & Cosmetics Enterprise Ltd.	Beijing	51% of its fully diluted share capital
Syneron Beauty Ltd.	Israel	100%
Syneron Beauty US, Inc.	Delaware	100%*
Syneron Holdings LLC	Delaware	100%*
Tanda Beauty Canada Inc.	Canada	100%*
Tanda Beauty France SARL	France	100%*
Tanda Health & Beauty Inc.	Delaware	100%*
UltraShape Europe B.V.	Netherlands	100%*
UltraShape Ltd.	Israel	100%
UltraShape NA, Inc. **	Delaware	100%*

* Indirectly owned. **Company in liquidation.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Yokneam Illit, Israel, pursuant to a lease that expires in December 2013. We and our subsidiary Light Instruments Ltd. have an option to extend our lease for an additional three-year period. We also lease a 5,484 square foot additional facility in the Industrial Zone in Yokneam Illit, Israel, the lease for which expires on December 31, 2016. Our subsidiaries Fluorinex, Syneron Beauty, and RBT occupy approximately 3,152 square foot pursuant to a separate lease in this facility until February 2016. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in September 2014. Our Canadian subsidiary leases a 11,751 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expiring in September 2017. Inlight Corp. leases a 1,422 square foot facility in San Diego, California pursuant to a lease that expires in April 2014. Primaeva Medical, Inc. leases approximately 1,916 square foot for its operations in Pleasanton, California pursuant to a lease that expires in April 2014. Our Hong-Kong subsidiary leases a 2,575 square foot facility in Hong-Kong pursuant to a lease that expires in October 2013. Tanda Health and Beauty, Inc. leases a 4,725 square foot facility in Cambridge, Ontario pursuant to a lease that expires on June 30, 2013 and a 1,979 square foot facility in New York, NY pursuant to a lease that expires on July 15, 2015. Our Chinese subsidiary leases a 460 square foot facility in Beijing, China pursuant to a lease that expires in May 2014. UltraShape leases a facility in Yokneam Illit, Israel, a 5,188 square foot facility, the lease for which expires on May 31, 2013.

Candela Corporation leases approximately 38,000 square feet for its operations in Wayland, Massachusetts pursuant to a lease that expires on December 31, 2016.  Candela Corporation also leases approximately 1,400 square foot facility in Cranbury, New Jersey for its diode operation pursuant to a lease that expires on December 31, 2013.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases five offices in Japan (two in Tokyo and one each in Osaka, Nagoya, and Fukuoka). These leases expire between May 31, 2013 and September 15, 2016.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on January 1, 2014 and August 15, 2017, respectively.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on December 31, 2018.

•	Candela France SARL – leases a facility in Les Ulis, France expiring on February 28, 2018.

•	Candela Italia – leases a facility in Formello, Italy expiring on March 3, 2017.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on July 31, 2017.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2013.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with Item 3.A. “Key Information – Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under Item 3.D. “Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F.

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

In order to provide increased transparency, we break out our financial results between our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU includes Syneron Beauty, Fluorinex, RBT and Light Instruments. EBU products include mē hair removal system, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening, and Light Instruments’ dental laser devices, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble.

In January 2012, we stopped selling LiteTouch dental laser systems in Europe as a result of a test of the LiteTouch product initiated in the fourth quarter of 2011, which concluded that LiteTouch systems currently installed in the European market are not fully compliant with certain Electromagnetic Compatibility (EMC) requirements of the European Norm standard. As a result of the noncompliance, the CE certificate of conformity for the LiteTouch system was suspended in January 2012.  During the pendency of the suspension of the CE certificate and until the reinstatement of such certificate, we were not able to sell LiteTouch dental laser systems in the European market, which is our major market.  For more information on the LiteTouch dental laser system, see “History and Development of the Company – Emerging Business Unit.”

After receiving notice of suspension of the CE certificate, the Company commenced a dialogue with certain European regulatory agencies and, after completion of these discussions, initiated a voluntary field action in March 2012. In April 2012, the CE certificate of conformity for the LiteTouch was reinstated. Pursuant to that voluntary field action, the Company has replaced a significant portion of all LiteTouch noncompliant systems in Europe (and is in the process of replacing the remainder) at a total cost of approximately $3.2 million, which was recorded as Cost of Revenues in our audited 2011 financial statements. For more information regarding the voluntary field action, see "Operating and Financial Review and Prospects – Years Ended December 31, 2010 and December 31, 2011 – Cost of Revenues".

Revenues

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2.M to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Professional Aesthetic Devices (PAD)

Our PAD segment generates revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2012, our PAD revenues totaled $236.5 million. From inception through December 31, 2012, we sold over 38,132 professional aesthetic devices worldwide. For the year ended December 31, 2012, we derived approximately 29.5% of our revenues from the recognition of recurring revenue (including service and consumables). We expect product service and consumables revenue to increase over time as a percentage of revenues and in absolute numbers as our installed base continues to grow.

We sell our products primarily directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2012, we derived 64.6% of our revenues from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2012, we had approximately 32 salespeople (not counting sales management and support personnel) in North America and distributors in more than 90 countries.

Emerging Business Unit (EBU)

For the year ended December 31, 2012, our EBU revenues totaled $27.1 million. Our EBU sells our products primarily outside of the U.S. through a combination of direct and distributor sales as well as sales in the U.S. directly to end users and through high-end retailers.

Consolidated Revenues (PAD and EBU) by Geographic Region

The following table provides information on a consolidated basis regarding the breakdown of our sales for both of our segments by geographical region for the years ended December 31, 2011 and 2012:

	Percent of Revenues
Region	Year Ended December 31, 2011	Year Ended December 31,2012
North America	34.4%	35.4%
Europe and Middle East (excluding Israel)	34.2%	32.8%
Asia-Pacific	13.4%	15.7%
Japan	13.0%	11.7%
Israel	2.2%	1.5%
Others	2.8%	2.9%
Total	100%	100.0%

Cost of Revenues

PAD

Our cost of revenues consists of the cost of manufacture and assembly of our products by third-party manufacturers of the Syneron product line and in-house manufacture and assembly of the Candela product line.

For the Syneron product line, these costs primarily include materials, components and costs of our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because the Syneron product line technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing, and because these products use off-the-shelf discrete components, the Syneron product line has relatively low manufacturing costs. For the Candela product line, these costs primarily include materials components and labor costs. Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for the Syneron product line), purchasing and quality control.

EBU

The cost of revenues of our EBU consists primarily of the cost of manufacture and assembly of our products by third party manufacturers of the EBU product lines. These costs primarily include materials, components and costs of our third party manufacturers. Cost of revenues also includes service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management and purchasing.

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

Financial Income, Net

Financial Income, Net consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from re-measurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income

Some of our operations in Israel were granted the status of an “Approved Enterprise”, whereas others were granted the status of “Privileged Enterprise” under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Approved Enterprise” and the “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Approved Enterprise” and the “Privileged Enterprise” status by meeting the necessary conditions with respect to our capital investment programs and consider obtaining benefits as a "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Approved and Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli tax please see Item 10.E. “Additional Information – Taxation – Israeli Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to impairment of marketable and non-marketable securities, revenue recognition, allowances for doubtful accounts, impairment of goodwill and intangibles, slow-moving inventory, warranty reserves, income taxes, litigation, stock-based compensation, fair value measurement and business combination. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies.

Revenue Recognition

We recognize revenue in accordance with ASC 605, "Revenue Recognition" (ASC 605). ASC 605 guidance requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any future reporting period could be adversely affected.

In evaluating whether collection is reasonably assured, we review credit and operation histories and customers’ facilities and, in the case of independent distributors, we will evaluate creditworthiness and other relevant factors. If a product sale does not meet all of the above criteria, the revenue from the sale is deferred until all criteria are met. Provisions are made at the time of revenue recognition for warranty costs expected to be incurred. Revenues from the sale of service contracts is deferred and recognized on a straight-line basis over the life of the service contract.

In our non-professional aesthetic device activities related to our consumer market (the EBU segment), customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period.  We generally estimate customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return, while also factoring in any new business conditions that might impact the historical analysis.  We believe that our procedures for estimating such return amounts are reasonable.

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

In certain cases we sell products together with extended warranty contracts. We allocate revenue between products and extended warranty contracts based on the guidance of ASC 605-20-25-1 through 25-6. We use the separate price stated in the agreement for the extended warranty as the fair value of such warranty, and recognize it over the extended warranty period.

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

We had no credit losses recognized in earnings during 2012 and 2011. In 2010 we had a credit loss of $0.1 million.

During 2012, 2011 and 2010, we recognized an impairment loss of $0.2 million, $9.4 million and $0.9 million, respectively, relating to non-marketable securities of our investment in affiliated companies.

Inventory Write-Down

As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements and competitive pressures in products and prices. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate our ability to realize the value of our inventory based on combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future values and new product instructions. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and absolute inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such as cost of goods sold at the time of such determination. When recorded, our reserves are intended to reduce the caring value of our inventory to its net realizable.

Impairment of Goodwill and Intangibles assets

We review goodwill for impairment annually (on June 30) and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350, Intangibles—Goodwill and Other. Effective fiscal 2012, we opted to perform a qualitative assessment to test a reporting unit’s goodwill for impairment. Based on our qualitative assessment, if we determine that the fair value of a reporting unit is more likely than not to be less than its carrying amount, the two step impairment test will be performed. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

During 2012 we had an impairment charge in the amount of $0.45 million related to Fluorinex goodwill and an impairment charge of $0.5 million related to in-process research and development asset from the acquisition of Candela. During 2011 and 2010, no impairment charges were recorded.

We make judgments about the recoverability of purchased finite lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of finite lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. We review indefinite lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of indefinite lived intangible assets is measured by comparing the carrying amount of the asset to its fair value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. During 2012, 2011 and 2010, we recorded an impairment charge, related to intangible assets, in the amount of $ 2.9 million, $ 0.1 million and $ 1.3 million, respectively.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

See also note 18 to the financial statements included elsewhere in this Annual Report on Form 20-F.

Stock-Based Compensation

ASC 718 requires stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

We used the Binomial model to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, the post-vesting forfeiture rate, the suboptimal exercise factor and our expected annual dividend yield. Expected volatilities are based on historical volatilities of our ordinary share over the option’s expected term. As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The post-vesting forfeiture rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. Existing valuation models, including the Binomial model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

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

Fair Value Measurements

The performance of fair value measurements is an integral part of the preparation of financial statements in accordance with generally accepted accounting principles. Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants to sell or transfer such an asset or liability. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the asset or liability requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of certain assets and certain liabilities and could have an impact on both our consolidated balance sheets and consolidated statements of operations (see also note 4 to the financial statements included elsewhere in this Annual Report on Form 20-F).

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

Recently Issued Accounting Pronouncements

Indefinite-lived intangible assets impairment

In July 2012, the FASB issued an update to the authoritative guidance related to testing indefinite-lived intangible assets impairment. This update gives an entity option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance does not have a material impact on the Company's consolidated financial statements.

Reclassification of accumulated other comprehensive loss

In February 2013, the FASB issued and accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standard update is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance does not have a material impact on the Company's financial statements.

Results of Operations

Year Ended December 31, 2012 and 2011

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012		Year Ended December 31, 2011		Change 2011 to 2012
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$263,622	100%	$228,321	100%	$35,301	15.5%
Cost of revenues	127,182	48.2	113,472	49.7	13,710	12.1

Gross profit	136,440	51.8	114,849	50.3	21,591	18.8
Operating expenses:
Selling and marketing	77,795	29.5	69,433	30.4	8,362	12.0
Research and development	29,936	11.4	28,334	12.4	1,602	5.7
General and administrative	34,188	13.0	33,730	14.8	458	1.4

Other expenses	2,289	0.9	32,208	14.1	(29,919)	(92.9)

Total operating expenses	144,208	54.7	163,705	71.7	(19,497)	(11.9)

Operating loss	(7,768)	(2.9)	(48,856)	(21.4)	41,088	(84.1)
Financial income, net	925	0.4	1,015	0.4	(90)	(8.9)
Other income	-	-	35	—	(35)	(100.0)

Loss before taxes on income (tax benefit)	(6,843)	(2.6)	(47,806)	(20.9)	40,963	(85.7)
Taxes on income (tax benefit)	(4,502)	(1.7)	3,944	1.7	(8,446)	(214.1)

Consolidated net loss	(2,341)	(0.9)	(51,750)	(22.7)	49,409	(95.5)
Net loss attributable to non-controlling interests	998	0.4	955	0. 4	43	4.5
Net loss attributable to Syneron Medical Ltd.'s shareholders	$(1,343)	(0.5)%	$(50,795)	(22.2)%	49,452	(97.4)%

Revenues

Total revenues for the year ended December 31, 2012 increased by $35.3 million, or 15.5%, to $263.6 million as compared to revenues of $228.3 million for the year ended December 31, 2011. The increase in product revenues, both in the PAD and EBU segments, was primarily attributable to an increase in the number of units sold, mainly in North America and Asia Pacific. Overall, our average selling prices remained stable in most of our product lines in 2012 compared to 2011.

	Year Ended December 31,
	2012	2011	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$166,803	$141,675	$25,128	17.7%
Product-related services	69,713	66,605	3,108	4.7
EBU	27,106	20,041	7,065	35.3
Total Revenues	$263,622	$228,321	$35,301	15.5%

Lasers and other products revenues in the PAD segment increased by $25.1 million or 17.7% in 2012, compared to 2011. The volume increase was across most of our product lines, and was mainly attributed to the following:

● ●	an increase in sales of the GentleMax family, mainly due to the successful launch of the new GMAX PRO; strong adoption of the elos Plus next generation multi-application platform;
● ●	revenues from UltraShape products in 2012 as a result of the acquisition of UltraShape Ltd., which closed on February 13, 2012; and large multi-site customer orders in North America and China.

Lasers and other products revenues in the PAD segment increased despite global economic instability and uncertainty, which we believe made it more difficult for some of our current and prospective customers to obtain financing on capital equipment purchases, particularly in Europe and a few countries in Asia, and caused some of our current and prospective customers to constrain spending on capital equipment. The PAD segment was affected due to the relatively large average size of a device sale transaction and the effect of the economic downturn on the customers of this segment.

Revenue from product related services increased by $3.1 million or 4.7% in 2012, compared to 2011.  The volume increase was mainly attributed to the following:

●	increase in our installed base; and

●	revenues from UltraShape’s consumables in 2012 as a result of the acquisition of UltraShape Ltd., which closed on February 13, 2012.

Our revenue in the EBU segment increased by $7.1 million, or 35.3%, in 2012, compared to 2011. The EBU segment is in an accelerated growth phase with product penetration, including the mē home-use hair removal, the Tända LED systems, the Pearl teeth whitening devices and the eLure Advanced Skin Brightening products.

Cost of Revenues

	Year Ended December 31,
	2012	2011	$ Change	% Change
Lasers and other products	91,045	76,003	15,042	19.8%
Product-related services	36,137	37,469	(1,332)	(3.6)%
Cost of revenues (in thousands)	$127,182	$113,472	$13,710	12.1%
Cost of revenues (as a percentage of total revenues)	48.2%	49.7%

Cost of revenues increased by $13.7 million in 2012, or 12.1%, to $127.2 million, compared to $113.5 million in 2011. As a percentage of revenues, cost of revenues decreased from 49.7% in 2011 to 48.2% in 2012, primarily due to:

•	increased operational efficiency driven by higher production and revenues volume, and cost cutting measures implemented during 2012; and

•
2011 results included $3.2 million expenses associated with the Light Instruments voluntary field action, which resulted in an approximately 1.4% increase to our 2011 cost of revenues as a percentage of revenues.

Partially offsetting the decrease was

•
a higher mix of EBU revenues (10.2% in 2012, compared to 8.8% in 2011), which currently have lower gross margins compared to the PAD products, which contributed an increase of approximately $4.1 million, or 1.5%  to our cost of revenues as a percentage of revenues; and

•	a year over year increase in amortization of intangible assets in the amount of $1.0 million, resulting in an increase of approximately 0.4% to our cost of revenues as a percentage of revenues.

Cost of Revenues for the year ended December 31, 2012 and 2011 included $0.2 million and $0.04 million, respectively, of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,		$ Change	% Change
	2012	2011
Selling and marketing expenses (in thousands)	$77,795	$69,433	$8,362	12.0%
Selling and marketing expenses (as a percentage of total revenues)	29.5%	30.4%

Selling and marketing expenses increased by $8.4 million, or 12.0%, from $69.4 million in 2011 to $77.8 million in 2012. As a percentage of revenues, selling and marketing expenses decreased from 30.4% in 2011 to 29.5% in 2012, primarily due to the increase in revenues.

The increase in expenses was primarily attributable to an increase of $2.6 million in marketing expenses associated with the EBU segment. The EBU segment's significant growth is supported by higher expenses relating to selling and marketing of emerging technologies and products, the penetration phase of relatively new products both to new and existing territories and the support of enhanced product launches activities.

In addition, as a result of the increase in revenues, we had an increase in variable expenses mainly labor, commission, freight and travel, which increased by $0.9 million, $2.6 million, $1.2 million and $0.3 million, respectively, in 2012.

Selling and marketing expenses for the year ended December 31, 2012 and 2011 included $1.3 million and $1.1 million, respectively, of stock-based compensation expenses.

Research and Development Expenses

	Year Ended December 31,		$ Change	% Change
	2012	2011
Research and development expenses (in thousands)	$29,936	$28,334	$1,602	5.7%
Research and development expenses (as a percentage of total revenues)	11.4%	12.4%

Research and development expenses increased by $1.6 million or 5.7%, from $28.3 million in 2011 to $29.9 million in 2012. As a percentage of revenues, research and development expenses decreased from 12.4% in 2011 to 11.4% in 2012, primarily due to the increase in revenues.

The increase in research and development expenses was mainly a result of the acquisition of Ultrashape and Transpharma and our continued commitment to introduce new products and enhance our current product portfolio in the PAD segment.

In the PAD segment, research and development expenses increased by $1.5 million, or 0.6% of revenues, mainly in professional services and materials ($0.9 million and $0.5 million, respectively). A significant contribution came from UltraShape clinical trials during 2012.

Research and development expenses for the year ended December 31, 2012 and 2011 included $0.6 million and $0.7 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended December 31,		$ Change	% Change
	2012	2011
General and administrative expenses (in thousands)	$34,188	$33,730	$458	1.4%
General and administrative expenses (as a percentage of total revenues)	13.0%	14.8%

General and administrative expenses increased by $0.5 million, from $33.7 million in 2011 to $34.2 million in 2012. As a percentage of revenues, general and administrative expenses decreased from 14.8% in 2011 to 13.0% in 2012. The main changes during 2012 compared to 2011 were primarily attributable to a $2.8 million reduction in professional services expenses resulting mainly from the Palomar legal settlement in 2011, which was partially offset by a year over year increase of $2.6 million in the provision for bad debts.

In addition, general and administrative expenses for the year ended December 31, 2012 and 2011 included $2.7 million and $1.6 million of stock-based compensation expenses, respectively.

Other Expenses, net

	Year Ended December 31,
	2012	2011	$ Change	% Change
Other Expenses, net (in thousands)	$2,289	$32,208	$(29,919)	(92.9)%
Other Expenses, net (as a percentage of total revenues)	0.9%	14.1%

Other expenses decreased by $29.9 million, from $32.2 million in 2011 to $2.3 million in 2012. As a percentage of revenues, other expenses decreased from 14.1% in 2011 to 0.9% in 2012.

Other expenses, net in 2012 were comprised mainly of impairment charges related to goodwill and certain intangible assets in the total amounts of $3.8 million and reevaluation expenses of contingent liability in RBT of $0.7 million, partially offset by reevaluation income of contingent liability in Tanda Health and Beauty, Inc. in the amount of $2.5 million. Other Expenses, net in 2011 was comprised mainly of a legal settlement in the amount of $31.0 million and an impairment of cost method investment in the amount of $9.4 million, partially offset by income from reevaluation of contingent consideration related to Primaeva acquisition in the amount of $8.9 million.

Financial Income, net

Financial income decreased by $0.1 million, from $1.0 million in 2011 to $0.9 million in 2012. The decrease was primarily attributable to reduced gain and lower interest income on available-for-sale marketable securities and bank deposits which were partially offset by lower expenses from foreign currency translation adjustments.

Taxes on Income (tax benefit)

Taxes on income decreased by $8.4 million, from taxes on income in the amount of $3.9 million in 2011 to tax benefit in the amount of $4.5 million in 2012. The tax benefit in 2012 was primarily attributable to a one-time tax benefit, net at the amount of $6.8 million, mainly related to a valuation allowance release of $15 million recorded by the Company’s U.S. subsidiary on the basis of management’s reassessment of the amount of its deferred tax assets more likely than not to be realized, which was partially offset by increased  tax contingencies in the amount of $5.4 million .As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are partly exempt from taxes on income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we are obligated to pay taxes on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise”. Taxes on income in 2012 and 2011 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it meets the "more likely than not" threshold, and a valuation allowance has been released against these assets.

Net loss attributable to Syneron’s shareholders

The net loss attributable to our shareholders decreased by $49.4 million in 2012, or 97.4%, from $50.8 million (22.2% of revenues) in 2011 to $1.3 million (0.5% of revenues) in 2012.

Year Ended December 31, 2011 and 2010

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2011 and 2010:

	Year Ended December 31, 2011		Year Ended December 31, 2010		Change 2010 to 2011
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$228,321	100%	$189,528	100%	$38,793	20.5%
Cost of revenues	113,472	49.7	98,631	52.0	14,841	15.0
Gross profit	114,849	50.3	90,897	48.0	23,952	26.4
Operating expenses:
Selling and marketing	69,433	30.4	65,897	34.8	3,536	5.4
Research and development	28,334	12.4	26,837	14.2	1,497	5.6
General and administrative	33,730	14.8	36,103	19.0	(2,373)	(6.6)
Other expenses (income)	32,208	14.1	(4,538)	(2.4)	36,746	(809.7)
Total operating expenses	163,705	71.7	124,299	65.6	39,406	31.7
Operating loss	(48,856)	(21.4)	(33,402)	(17.6)	(15,454)	46.3
Financial income, net	1,015	0.4	717	0.4	298	41.6
Other income	35	—	240	0.1	(205)	(85.4)
Loss before taxes on income (tax benefit)	(47,806)	(20.9)	(32,445)	(17.1)	(15,361)	47.3
Taxes on income (tax benefit)	3,944	1.7	(5,110)	(2.7)	9,054	(177.2)

Consolidated net loss	(51,750)	(22.7)	(27,335)	(14.4)	(24,415)	89.3
Net loss attributable to non-controlling interests	955	0.04	1,909	1.0	(954)	(50.0)
Net loss attributable to Syneron Medical Ltd.'s shareholders	$(50,795)	(22.2)%	$(25,426)	(13.4)%	$(25,369)	99.8%

Revenues

Total revenues for the year ended December 31, 2011 increased by $38.8 million, or 20.5%, to $228.3 million as compared to revenues of $189.5 million for the year ended December 31, 2010. The increase in product revenues, both in the EBU and PAD segments, was primarily due to an increase in the number of units sold, mainly in Europe and the Middle East. Overall, our average selling prices remained stable in most of our product line in 2011 compared to 2010.

	Year Ended December 31,
	2011	2010	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$141,675	$128,506	$13,169	10.2%
Product-related services	66,605	57,095	9,510	16.7
EBU	20,041	3,927	16,114	410.3
Total Revenues	$228,321	$189,528	$38,793	20.5%

Lasers and other products revenues in the PAD segment increased by $13.2 million or 10.2% in 2011, compared to 2010. The volume increase was across most of our product lines, and was mainly attributed to the following:

●	an increase in sales of the GentleLASE family in the amount of $8.8 million, mainly due to the successful launch of the new GentleLASE PRO product; and
●	sales of $2.4 million of Syneron products sold by Candela subsidiaries in the international market as a result of synergies from our acquisition of Candela.

Lasers and other products revenues in the PAD segment increased despite global economic instability and uncertainty that we believe made it more difficult for some of our current and prospective customers to obtain financing on capital equipment purchases, particularly in Europe, and caused some of our current and prospective customers to constraint spending on capital equipment. The PAD segment was affected due to the relatively large average size of a device sale transaction and the effect of the economic downturn on the customers of this segment.

Revenue from product related services increased by $9.5 million or 16.7% in 2011, compared to 2010. This increase was mainly attributed to the following factors:

•
an increase in revenues generated from the sale of our services contracts, service parts and accessories in the amount of $5.6 million. This increase was mainly due to an increase of our systems installed base and higher renewal rates of extended warranty contracts beyond the original warranty term; and

•	an increase in sales of consumables by $3.9 million due to higher sales of products that utilize consumables such as eMatrix and eTwo and continued utilization of consumables by our customers.

Our revenue in the EBU segment increased by $16.1 million, or 410.3%, in 2011, compared to 2010. The EBU segment is in an accelerated growth phase with product penetration, including the mē home-use hair removal, the Tända LED systems and the elure Advanced Skin Brightening products, to new and existing territories (mainly in Europe and the Middle East).

Cost of Revenues

	Year Ended December 31,
	2011	2010	$ Change	% Change
Lasers and other products	76,003	65,873	10,130	15.4%
Product-related services	37,469	32,758	4,711	14.4%
Cost of revenues (in thousands)	$113,472	$98,631	$14,841	15.0%
Cost of revenues (as a percentage of total revenues)	49.7%	52.0%

Cost of revenues increased by $14.8 million in 2011, or 15.0%, to $113.5 million, compared to $98.6 million in 2010. As a percentage of revenues, cost of revenues decreased from 52.0% in 2010 to 49.7% in 2011, primarily due to:

•	increased operational efficiency driven by higher production and revenues volume, and costs cutting measures implemented during 2011 in the total amount of $5.8 million (2.5% of revenues);

•	a year-over-year decrease in post-acquisition expenses as a result of the merger with Candela in the total amount of $4.1 million (1.8% of revenues); and

•	a favorable mix of systems and consumables with relatively higher gross margins compared to 2010 in the amount of $0.9 million (0.4% of revenues).

Partially offsetting the decrease was:

•
a higher mix of EBU revenues (8.8% in 2011, compared to 2.1% in 2010), which currently have lower gross margins compared to the PAD products, which contributed an approximately $1.0 million or 0.4% increase to our cost of revenues as a percentage of revenues;

•	$3.2 million expenses associated with the Light Instruments voluntary field action, which resulted in an approximately 1.4% increase to our cost of revenues as a percentage of revenues; and

•	a year over year increase in amortization of intangible assets in the amount of $2.0 million resulting in an approximately 0.9% increase to our cost of revenues as a percentage of revenues.

Selling and Marketing Expenses

	Year Ended December 31,
	2011	2010	$ Change	% Change
Selling and marketing expenses (in thousands)	$69,433	$65,897	$3,536	5.4%
Selling and marketing expenses (as a percentage of total revenues)	30.4%	34.8%

Selling and marketing expenses increased by $3.5 million, or 5.4%, to $69.4 million in 2011 compared to $65.9 million in 2010. As a percentage of revenues, selling and marketing expenses decreased from 34.8% in 2010 to 30.4% in 2011 primarily due to the increase in revenues.

The increase in expenses was primarily attributable to an increase of $8.4 million in selling and marketing expenses associated with the EBU segment. The EBU segment's significant growth is supported by higher expenses relating to selling and marketing of emerging technologies and products, the penetration phase of new products both to new and existing territories and the support of enhanced product launches activities.

In addition, as a result of the increase in revenues, we had an increase in variable expenses, mainly commission and freight, which increased by $0.2 million and $0.5 million, respectively, in 2011.

This increase was partially offset by a decrease in post-acquisition related expenses in the amount of $5.2 million as a result of the merger with Candela which was consummated on January 5, 2010.

Selling and marketing expenses for the year ended December 31, 2011 and 2010 included $1.1 million and $0.8 million of stock-based compensation expenses, respectively.

Research and Development Expenses

	Year Ended December 31,
	2011	2010	$ Change	% Change
Research and development expenses (in thousands)	$28,334	$26,837	$1,497	5.6%
Research and development expenses (as a percentage of total revenues)	12.4%	14.2%

Research and development expenses increased by $1.5 million, or 5.6%, from $26.8 million in 2010 to $28.3 million in 2011. As a percentage of revenues, research and development expenses decreased from 14.2% in 2010 to 12.4% in 2011, primarily due to the increase in revenues.

The increase in research and development expenses was mainly a result of our continued commitment to introducing new products and enhancing our current products portfolio in both the PAD and EBU segments. Research and development expenses associated with the EBU segment increased by $1.7 million, or 36.1%.  In the PAD segment, research and development expenses decreased by $0.2 million, or 1.0%, mainly as a result of lower research and development expenses in 2011 compared to 2010 in the amount of $2.5 million associated with the ePrime product which was launched in the first quarter of 2011.

Research and development expenses for the year ended December 31, 2011 and 2010 included $0.7 million and $0.8 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended December 31,
	2011	2010	$ Change	% Change
General and administrative expenses (in thousands)	$33,730	$36,103	$(2,373)	(6.6)%
General and administrative expenses (as a percentage of total revenues)	14.8%	19.0%

General and administrative expenses decreased by $2.4 million, from $36.1 million in 2010 to $33.7 million in 2011. As a percentage of revenues, general and administrative expenses decreased from 19.0% in 2010 to 14.8% in 2011. This decrease was primarily due to $7.6 million in expenses related to the post acquisition expenses of Candela in 2010, which was partially offset by an increase of $3.9 million in 2011 compared to 2010 associated with the significant growth in the EBU segment and an increase of $0.7 million in the provision for bad debts.

General and administrative expenses for the year ended December 31, 2010 and 2011 included $1.6 million of stock-based compensation expenses.

Other Expenses (Income), net

	Year Ended December 31,
	2011	2010	$ Change	% Change
Other Expenses (Income), net (in thousands)	$32,208	$(4,538)	$(36,746)	809.7%
Other Expenses (Income), net (as a percentage of total revenues)	14.1%	(2.4)%

Other Expenses, net in 2011 were $32.2 million compared to Other Income, net of $4.5 million in 2010. Other Expenses, net in 2011 was comprised mainly of a legal settlement in the amount of $31.0 million and an impairment of cost method investment in the amount of $9.4 million, partially offset by income from the reevaluation of contingent consideration in the amount of $8.8 million.

Other Income, net in 2010 was comprised mainly of bargain purchase price related to the acquisition of Candela in the amount of $8.5 million, partially offset by an impairment of intangibles assets in the amount of $1.3 million, reevaluation of contingent consideration in the amount of $1.6 million and an impairment of investment in an affiliated company in the amount of $0.9 million.

Financial Income, net

Financial income increased by $0.3 million, from $0.7 million in 2010 to $1.0 million in 2011. The increase in financial income, net was primarily attributable to foreign currency transaction adjustments which were partially offset by a lower yield earned on our cash and marketable securities balance. As a percentage of revenues, financial income, net was 0.4% in 2010 and in 2011.

Taxes on Income (tax benefit)

Taxes on Income increased by $9.1 million, from a tax benefit in the amount of $5.1 million in 2010 to taxes on income expense in the amount of $3.9 million in 2011. The taxes on income expense in  2011 were primarily attributable to the partial utilization of Candela's deferred tax assets. As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are exempt from taxes on income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we are obligated to pay taxes on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise”. Taxes on income in 2011 and 2010 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in accordance with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it does not meet the "more likely than not" threshold, and a valuation allowance has been recorded against these assets.

Net loss attributable to Syneron’s shareholders.

The net loss attributable to our shareholders increased by $25.4 million in 2011, or 99.8%, from $25.4 million (13.4% of revenues) in 2010 to $50.8 million (22.2% of revenues) in 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, we had working capital of $145.7 million, and our primary source of liquidity was $136.0 million in cash and investments portfolio. Approximately $1.2 million (with par value of $4.2 million) of the marketable securities that we held as of December 31, 2012 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. As a result, we recorded a pre-tax impairment charge of $0.1 million during 2010 but did not record any impairment charge for the years ended December 31, 2011 and 2012. We cannot predict when the liquidity of these auction-rate securities will improve.

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

Net Cash Used In Operating Activities. Net cash used in operating activities was $2.1 million in 2010, $44.7 million in 2011 and $11.1 million in 2012. The change in net cash used in operating activities reflects a decrease in net loss before non-controlling interest, mainly due to the legal settlement with Palomar and the associated legal fees.

Net Cash Provided By Investing Activities. Net cash provided by investing activities was $38.8 million in 2010, $40.7 million in 2011 and $22.8 million in 2012. Cash provided by investing activities in 2012 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities which was partially offset by purchase of available-for-sale marketable securities and cash paid in acquisition of subsidiaries. Cash provided by investing activities in 2011 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities which was partially offset by purchase of available-for-sale marketable securities. Cash provided by investing activities in 2010 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities and net cash received in the acquisition of subsidiaries which was partially offset by purchase of available-for-sale marketable securities. For the year ended December 31, 2010, we received $11.3 million from capital expenditures, which consisted primarily of net cash received in acquisition of subsidiaries of $21.4 million, investment in affiliated company of $9.2 million and a purchase of property and equipment of $0.9 million. For the year ended December 31, 2011, we invested $2.1 million in capital expenditures, which consisted of a purchase of general equipment. For the year ended December 31, 2012, we invested $18.0 million in capital expenditures, which consisted of net cash paid in acquisition of subsidiaries of $15.1 million, investment in affiliated company of $1.0 million and a purchase of general equipment of $2.0 million.  We expect our capital expenditures in 2013 will be approximately $3.1 million and will consist of additional purchase of general equipment and investment in leasehold improvements.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $1.9 million in 2010, $1.8 million in 2011 and $(6.3) million in 2012. Net cash provided by financing activities in 2010 was attributable to net proceeds from exercise of options. Net cash provided by financing activities in 2011 was attributable to net proceeds from exercise of options partially offset by repayment of short-term bank credit and an acquisition of shares held by non-controlling shareholders of subsidiaries. Net cash used in financing in 2012 was attributable to an acquisition of shares held by non-controlling shareholders of subsidiaries and repayment of short-term bank credit, partially offset by proceeds from exercise of options.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a research and development staff consisting of approximately 128 employees (including employees of Candela). Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. Our PAD segment has a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2013. We also expect to continue to develop products for the cosmetic market and products for home use using our proprietary ELOS technology under our EBU segment. Prior to 2007, our research and development efforts had been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also have focused on the development of technologies that are not only based on our ELOS technology, but other aesthetic applications. Our research and development expenditures were $26.8 million in 2010, $28.3 million in 2011, and $29.9 in 2012. We expect to continue to increase our expenditures on research and development in the future.

D.	TREND INFORMATION

In November 2010, we formed a new wholly owned subsidiary, Syneron Beauty, to which we transferred some of our EBU activities related to our consumer market initiatives. In addition, following its acquisition, Tanda Health and Beauty, Inc. became a wholly owned subsidiary of Syneron Beauty. The mē hair removal device is CE marked, approved by Health Canada, and has been commercially available in several European markets and Canada since 2011. In October 2012, the mē hair removal device was cleared by the FDA, and the commercial launch in the U.S. is expected to occur in April 2013. During 2011, Syneron Beauty received 510(k) clearance from the FDA and launched several Tanda products aimed at the consumer market. In addition, the Company's skin brightening topical products were launched broadly in North American and internationally in 2011. These products are at the early stages of commercialization. If they fail to achieve significant market adoption, Syneron Beauty's financial condition would be negatively impacted.  For more information about Syneron Beauty and its products, see History and Development of the Company – Our History" and "Business Overview – Emerging Business Unit".  For more information about the risks involving Syneron Beauty, see "Risk Factors – Risks Related to the Operations of Syneron Beauty".

 As part of our growth strategy we have decided to expand our focus in the Chinese market as evidenced by an expansion of our product offerings in China. The Company announced in January 2011 that the State Food and Drug Administration of China cleared its eLaser, eLight, eMatrix, eMax and VelaShape systems.

The acquisition of UltraShape announced on February 8, 2012 represents an expansion of our body-shaping business that we expect will increase our future revenues. For more information about the acquisition agreement, see "History and Development of the Company – Our History".  For more information about UltraShape products, see "Business Overview – Professional Aesthetic Devices".

We intend to continue the development of new products and procedures in the medical aesthetic market in order to maintain the growth in revenue and net income. These emerging growth market opportunities include new treatments for hyperhidrosis and cellulite utilizing technology we acquired from Primaeva as well as tattoo removal.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off-balance sheet arrangements (as such term is defined in the instructions to Item E(2) of Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2012, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	Other
	(In thousands)

Operating leases (1)	$13,847	$4,892	$3,695	$2,681	$2,579	-
Purchase obligations (2)	30,499	30,499
Unfunded severance pay (3)	34					34
Uncertain tax positions (4)	14,819					14,819
Total	$59,199	$35,391	$3,695	$2,681	$2,579	$14,853

(1)	Consists of operating leases for our facilities and motor vehicles.

(2)	Purchase obligations consist of capital and operating purchase order commitments.

(3)
Severance pay relates to accrued severance obligations to part of our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns.

(4)
Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 18 in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2013:

Name	Age	Position(s)

Dr. Shimon Eckhouse	68	Chairman of the Board of Directors
Louis Scafuri	61	Chief Executive Officer
Hugo Goldman	58	Chief Financial Officer
Dr. Michael Anghel	74	External Director
Yaffa Krindel	58	Director
David Schlachet	68	Director
Dan Suesskind	69	External Director
Dominick Arena	70	Director

Dr. Shimon Eckhouse has served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., Tulip Ltd., Navotek Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd., and C3D Ltd. and a director in NanoCyte Ltd.  Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004 and again since 2007, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

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

Hugo Goldman was appointed as our CFO on November 5, 2012. Prior to joining Syneron, Mr. Goldman served as CFO of Retalix, Ltd., a leading global provider of software and services to high volume, high complexity retailers that is dual-listed on Nasdaq and the TASE. From 2000 to 2007, Mr. Goldman was CFO at AxisMobile (was listed on the AIM stock exchange in London), VocalTec Communications Ltd. (now magicJack VocalTec Ltd.; listed on Nasdaq) and Algorithmic Research Ltd. (at the time a subsidiary of a Nasdaq-listed company). From 1983 to 1999, he held several finance positions of increasing responsibility in Israel and the United States at Motorola Semiconductor (now Freescale Semiconductor Inc.), ultimately reaching the position CFO of the Company’s Israeli operations. Mr. Goldman began his career at the accounting firm Kesselman & Kesselman (now PricewaterhouseCoopers). Mr. Goldman holds a bachelor’s degree in Accounting and Economics from the University of Tel-Aviv and an Executive MBA from Bradford University with distinction. He is a certified public accountant in Israel.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the CEO of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. As a senior executive of a major Israeli holding company since 1977, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and several private companies. Dr. Anghel is the chairman of the board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 and 1996 as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly-traded company on Nasdaq (now part of Avaya Inc.), a LAN switching company. From 1993 to 1997, she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. (TASE/Nasdaq: ALVR)), a leader in WiMax technology headquartered in Tel Aviv. Ms. Krindel currently serves on the board of BGN Technologies Ltd. Throughout her career Ms. Krindel served on the boards of more than 30 companies. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

David Schlachet served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors. From August until November 2012, Mr. Schlachet served as our interim Chief Financial Officer.  From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd., in addition to his position in Straus Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq-listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director of TASE-listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd and BioCancell Therapeutics Inc. From November 2008 to December 2012, Mr. Schlachet has served as a director of the TASE, Chairman of TASE audit committee, and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of CellCure Therapeutics, a privately-owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

Dan Suesskind has served as a director since November 2004. Since January 2010, Mr. Suesskind has also served as a director of Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA).  Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2001. Mr. Suesskind serves as a director of Israel Corporation Ltd., Migdal Insurance Company Ltd., RedHill Biopharma Ltd. and Gefen Biomed Investments Ltd.  Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Dominick Arena has served as a director since March 5, 2012, when he was appointed to fill the vacancy created by the retirement of Gerard Puorro. Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 to the present.  In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present.  From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical.  From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. He currently serves on the Board of Directors of the Legacy Foundation. Mr. Arena holds a bachelor of science degree in Chemistry from Le Moyne College.

Our CEO serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our CEO and holds office until his or her successor is elected or his or her earlier resignation or removal.

Former Officers and Director

The Company announced on August 23, 2012 that Asaf Alperovitz had resigned as Chief Financial Officer and that David Schlachet would serve as interim Chief Financial Officer effective August 24, 2012.  Mr. Schlachet served in this capacity until the appointment of Hugo Goldman as Chief Financial Officer on November 5, 2012.

On November 12, 2012, Mr. Marshall D. Butler, member of our Board of Directors since 2003, passed away.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2012, was approximately $0.5 million in total, which amount includes payment to our chairman of the board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group for the year ended December 31, 2012, was approximately $1.2 million (including our former CFO). This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2012, other than reimbursements for travel expenses.

As of February 28, 2013, our directors and officers (8 persons) had outstanding options to purchase 1,562,634 ordinary shares (of which 853,634 options were in-the-money and 709,000 were out of the money) with exercise prices ranging from $0.01 to $27.73. Of these options, 104,000 will expire in the year 2013; 136,505 will expire in the year 2015; 427,043 will expire in 2016; 200,000 will expire in the year 2017; 77,586 will expire in the year 2018 and 617,500 will expire in the year 2019.

For a description of the plans pursuant to which such options were granted, please see Item 6.E. “Share Ownership”.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of six directors, four of whom are independent under Nasdaq rules, and our audit committee consists of four directors, all of whom are independent under such rules. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

In general, the number of members of our board of directors will be determined from time to time by a vote of at least 75% of the ordinary shares present and entitled to vote at a shareholders' meeting, provided that there shall be no more than seven and no fewer than three directors. Two of the directors, Dr. Anghel and Mr. Suesskind, are both external directors under Israeli law and are independent for Nasdaq purposes.

Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held on May 15, 2012, Mr. Schlachet and Mr. Arena, who comprise our first class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2012. At our annual general meeting held on March 2, 2010, Mr. Marshall Butler and Ms. Krindel, who comprised our second class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2010. On November 12, 2012, Mr. Marshall D. Butler passed away. At our next annual general meeting, the term of the second class, currently consisting of Ms. Yaffa Krindel, will expire and the directors elected at that meeting will be elected for a three-year term. At our annual general meeting held on March 29, 2011, Dr. Eckhouse, who comprises our third class of directors, was elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2011.

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

A director has “professional expertise” if he or she satisfies one of the following conditions:

•	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

•	the director holds another academic degree or has other higher education in the main business sector of the company or in a relevant area for the board position; or

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

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (i) us, (ii) any entity controlling us, (iii) a relative of the controlling shareholder on the date of such appointment, or (iv) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no one shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer (each of the relationships set forth in this paragraphs is an Affiliated Party).

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

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. "Directors and Senior Management” is an office holder.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has receives compensation in breach of the Companies Law by receiving any compensation in excess of the compensation to which such director is entitled for his/her directorship in the company (excluding exemption, indemnification, exculpation and insurance permitted under the Companies Law) will be disqualified from serving as an external director.

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

Until the lapse of two years from the termination of office, none of the companies in which such external director served, its controlling shareholder or any entity under control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (ii) the employment of such former director and (iii) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total number of shares of such shareholders who have voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an external director, which may be extended, subject to certain conditions, for two additional three-year terms. Thereafter, the term of such external director may be extended for additional three-year terms if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders' meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors. Dr. Michael Anghel and Dan Suesskind currently serve as our external directors.

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

Pursuant to the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be independent directors (as defined below), and the audit committee chairman shall be an external director. Please also see Item 10.B. "Memorandum and Articles Association – Election of Directors". In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

An “Independent Director” is defined as an external director or a director who meets the following conditions: (i) satisfies most of the conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met, and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Our audit committee, acting pursuant to a written charter, is currently comprised of Ms. Krindel, Mr. Schlachet, Dr. Anghel (who has been designated as the audit committee financial expert) and Mr. Suesskind. All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, to review and approve related party transactions, to determine whether certain related party transactions are “material” or “extraordinary” to ensure requisite approval procedures are followed, to assess the scope of the work and the compensation of the company’s external auditor and to assess the company’s internal audit system and the performance of its internal auditor.

Compensation Committee.  Under a recent amendment to the Companies Law, the board of directors of a public company must establish a compensation committee consisting of at least three directors and  including all of the external directors. The remaining members must be qualified to serve on the audit committee, pursuant to Companies Law requirements described above. The compensation committee chairman shall be an external director. Any persons disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors.

Our compensation committee, acting pursuant to a written charter, is currently comprised of Dr. Anghel, Ms. Krindel and Mr. Suesskind. In addition to the Companies Law requirements described in Item 10.B. "Memorandum and Articles of Association – Approval of Related Party Transactions under Israeli Law – Office Holders"), the composition and functions of the compensation committee meet the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the compensation committee members have been determined to be independent as defined by the applicable Nasdaq rules. In addition, our compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and the provision of incentive compensation for our other employees.

Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel and Ms. Krindel. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the nominating committee members have been determined to be independent as defined by applicable Nasdaq rules.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2010	2011	2012

Research and development	96	104	128
Selling and marketing	157	176	175
Management, administration and operations	327	325	348
Total	580	605	651

Israel	121	149	185
North America	290	270	289
Asia-Pacific	79	97	97
Europe	90	89	80

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2012, our liability for severance pay totaled $0.6 million (all of which is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance, 2006, according to the Israeli Collective Bargaining Agreements Law, 1957, or the Extension Order. The Extension Order regulates the pension insurance of certain employees which fall under its criteria.

In accordance with our policy and the provisions of the Extension Order, we make contributions to a pension fund and/or insurance policy. Therefore, the majority of our obligations to pay severance pay are covered by the aforementioned contributions, in accordance with Section 14 of the Israeli Severance Pay Law, 1963, and the Extension Order or any other applicable law.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2013 by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2013, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,623,914 ordinary shares outstanding on February 28, 2013 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,779,147	7.77%
Louis Scafuri (2)	649,804	1.79%
Yaffa Krindel	*	*
Dan Suesskind	*	*
Dr. Michael Anghel	*	*
David Schlachet	*	*
Dominick Arena	*	*
Hugo Goldman
All directors and executive officers as a group (8 persons)	3,705,081	10.1%

* equals less than 1%

(1)
As described more fully in the Schedule 13D filed December 22, 2011, this figure includes an option to acquire 100,000 ordinary shares at an exercise price of $27.73 per share (received in exchange for services), and 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse.  In addition, this figure includes an option to acquire 50,000 ordinary shares at an exercise price of $10.72 per share, as described more fully in the Company's proxy statement filed on Form 6-K on April 16, 2012.

(2)
This figure includes an option to acquire 427,043 ordinary shares at an exercise price of $7.25 per share (which expires on February 10, 2016), an option to acquire 137,500 ordinary shares at an exercise price of $11.31 per share (which expires on May 12, 2017), an option to acquire 45,261 ordinary shares at an exercise price of $9.16 per share (which expires on August 11, 2018) and an option to acquire 40,000 ordinary shares at an exercise price of $10.85 per share (which expires on March 5, 2019) .  All options were received in exchange for services.

2004 Syneron Option Plans

On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel (2004 Israel Plan) and for the United States, Canada and the rest of the world (Rest of World Plan) (combined, 2004 Plans). On November 11, 2004, our shareholders approved the Rest of World Plan. Under the 2004 Plans, as of December 31, 2012, we had 3,921,641 options, stock appreciation rights, and Restricted Stock Units outstanding. The 2004 Israel Plan was adopted under Section 102 of the Israeli Income Tax Ordinance.

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

Under the Rest of World Plan, we may grant to our non-Israeli directors, officers, employees and consultants, options and other incentive awards to purchase our ordinary shares. These plans were adopted to allow favorable tax treatment for our U.S. and Canadian directors, officers, employees and consultants.

Options granted under the 2004 Plans generally vest over a period of one to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition, the Company from time to time grants Restricted Stock Units (RSUs) under the Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2012.

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

As of December 31, 2012, options to purchase 3,929,934 ordinary shares were available for grant under the 2004 Plans.

1998 Candela Option Plans

In January 2010, upon the consummation of the merger agreement with Candela Corporation, we assumed Candela's Third Amended and Restated 1998 Candela Corporation Stock Option Plan (1998 Plan) , Candela's 2008 Candela Corporation Stock Plan (2008 Plan, and together with the 1998 Plan, the Candela Plans) and each of the following options to purchase Candela's common stock, stock appreciation rights or similar rights granted on Candela's common stock that were outstanding at such time, whether vested or unvested (Candela Awards):

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

All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of December 31, 2012, there were 591,489 outstanding options and stock appreciation rights (SARs), granted under the Candela Plans.

Options and SARs granted under the 1998 Plan become exercisable on the date of grant or vest over a period of time, as specified by the committee established by Candela's board of directors, and expire 10 years from the date of the grant. Upon exercise of an SAR, only the net number of ordinary shares issued in connection with such exercise shall be deemed "issued" for this purpose. The SARs granted to employees under the 1998 Plan vest over one to four years, while the SARs granted to directors vest over two years.

Under the 1998 Plan, there were 455,840 outstanding options/SARs at December 31, 2012, with a weighted-average exercise price of $26.69 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no additional options/SARs available for grant under this plan.

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

Under the 2008 Plan, there were 135,649 outstanding options/SARs at December 31, 2012, with a weighted-average exercise price of $2.59 per share.

Each option or SAR granted under this plan, expires on the date specified by the compensation committee of Candela, but not more than (i) 10 years from the date of grant in the case of options and SARs generally, and (ii) five years from the date of grant in the case of incentive stock options granted to an employee possessing more than 10% of the total combined voting power of all classes of stock of Candela. Options and SARs are subject to early termination in certain circumstances.

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

2011 Syneron Beauty Option Plan

On June 17, 2011, the Board of Directors of Syneron Beauty adopted the 2011 Equity Incentive Plan pursuant to which employees, directors, and consultants may receive stock options exercisable into either shares of Syneron Beauty or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including vesting provisions, shall be determined by the administrator of the plan.  The exercise price of each option shall generally be the fair market value on the date of the grant as determined by an independent valuation.  All options shall expire 10 years from the date of grant.   In addition, holders of Syneron Beauty options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Syneron Beauty, subject to the approval of the administrator of the plan, so long as there has been no initial public offering of Syneron Beauty and so long as Syneron Beauty remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Syneron Beauty subject to election (minus the applicable exercise price) divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of December 31, 2012, there were 13,100 options granted under the plan and no shares available or reserved for future issuance under the plan.

2011 Light Instruments Option Plan

On January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees, officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan.  All options shall expire 10 years from the date of grant.   In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the plan).  The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of December 31, 2012, there were 162,637 options granted under the plan and 248,060 shares available or reserved for future issuance under the plan.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2013, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 1, 2013, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,623,914 ordinary shares outstanding as of February 28, 2013 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares
The Baupost Group, L.L.C.(1)	4,000,000	11.23%
Dr. Shimon Eckhouse (2)	2,779,147	7.77%
Visium Asset Management, LP (3)	2,686,000	7.54%
JPMorgan Chase & Co. (4)	2,322,257	6.52%
Rima Senvest Management, LLC (5)	2,011,179	5.65%

(1)
The information contained in the table above is solely based upon Amendment No. 6 to Schedule 13G filed with the SEC on February 10, 2012 by The Baupost Group, L.L.C. (Baupost), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. The securities being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

(2)
The information contained in the table above is solely based upon the Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. (European), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse.  Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European.  In addition, Dr. Shimon Eckhouse holds options exercisable within 60 days of the date of this filing into 150,000 ordinary shares.  As such, Dr. Shimon Eckhouse is the beneficial owner of a total of a total of 2,779,147 ordinary shares.

(3)
The information contained in the table above is solely based upon Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2013 by Visium Balanced Master Fund, Ltd. (VBMF) (which reported beneficially ownership of 2,655,399 shares as opposed to the2,686,000 shares reported by the other reporting persons), Visium Asset Management, LP (VAM), JG Asset, LLC (JG Asset), and Jacob Gottlieb (Gottlieb).  VBMF owns the shares and the other reporting persons may be beneficial owners of the shares owned by VBMF.  VAM is an investment manager to pooled investment funds and investment adviser to separately managed accounts.  JG Asset is the General Partner of VAM, and Gotlieb is the Managing Member of JG Asset.

(4)
The information contained in the table above is solely based upon Amendment No. 1 to Schedule 13G filed with the SEC on January 17, 2013 by JPMorgan Chase & Co. on behalf of J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Ltd., JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (Canada) Inc.  JPMorgan Chase & Co. is a publicly traded company listed on the New York Stock Exchange.

(5)	The information contained in the table above is solely based upon the Schedule 13G filed with the SEC on February 14, 2013 by Rima Senvest Management, LLC and Richard Mashaal.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been changes in the percentage ownership held by:

•	The Baupost Group, LLC from 5.52% to 11.23%, the decrease to 5.45%, the increase to 11.06%, and the further increase to 11.31% (based on amendments to Schedule 13G filed with the SEC).

•	Visium Asset Management, LP from 5.29% to 7.6% (based on an amendment to Schedule 13G filed with the SEC).

•	JPMorgan Chase & Co. from 5.5% to 6.5% (based on an amendment to Schedule 13G filed with the SEC).

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of February 28, 2013, we had 248 shareholders of record who were registered with addresses in the U.S. (assuming for these purposes that all DTC members who held Company shares were U.S. residents). These holders in the U.S. were, as of such date, the holders of record of approximately 92.6% of our outstanding ordinary shares (excluding treasury shares).

B.	Related Party Transactions

Agreements with Directors and Officers

           Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, including our directors, undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See Item 10.B. “Memorandum And Articles Association – Exculpation, Indemnification and Insurance of Directors and Officers”.

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight) and European High-Tech Capital S.A. (European). Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved.  Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated.  According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 15, 2013, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Rakuto Bio Technologies Ltd.

Our Chairman Shimon Eckhouse previously owned 9.85% of the issued and outstanding shares of Rakuto Bio Technologies Ltd. (RBT) and, until February 29, 2012, served as chairman of the board of directors of RBT. Together with other RBT shareholders, Shimon Eckhouse sold his holdings in RBT to us on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5 million, (ii) an additional $5 million to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. In addition, our director David Schlachet has served as chairman of the board of directors of RBT since February 2012. For more information on the relationship between the Company and RBT, see "History and Development of the Company, Our History", above.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2012 are included in this Annual Report on Form 20-F under Item 18 “Financial Statements.”

Legal Proceedings

Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (Candela), were each involved in separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (Palomar) and Massachusetts General Hospital (MGH), alleging infringement of U.S. Patent Nos. 5,595,568 (the ’568 Patent) and 5,735,844 (the ’844 Patent) by Syneron Inc.’s and Candela’s hair removal products, respectively.  On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and MGH ending the patent disputes on mutually agreeable terms. The comprehensive settlement agreement includes two Non-Exclusive Patent Licenses Palomar granted to Syneron and its affiliates.

On December 23, 2008, the Company received a letter from Tensor Technologies LLC (Tensor) claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended). On February 19, 2009, the Company sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration and started the arbitration process. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. On April 8, 2012, the arbitrator ruled that the Company must pay Tensor a sum of $2.1 million plus interest. On September 13, 2012, the arbitrator’s ruling was approved by the District Court of Haifa and the Company subsequently paid Tensor.

An action against Syneron, Inc. was commenced in the U.S. on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleges negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and seeks $2 million in damages. On December 2, 2010, Syneron, Inc. served its answer as well as cross claims against the codefendant doctor and physician’s assistant. The codefendant doctor and physician’s assistant have asserted cross-claims against Syneron, Inc., which Syneron, Inc. denied. The case remains pending and is in the discovery phase of litigation with most of the depositions completed. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanding $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. An evidentiary hearing is scheduled for May 27, 2013. In parallel to these proceedings, the parties agreed to a mediation process that is still ongoing.

On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. On July 5, 2011, a pre-trial hearing took place, and the parties accepted the court's proposal to transfer the dispute to mediation. The mediation process failed, and on April 29, 2012 the plaintiff filed an amended statement of claim seeking declaratory relief and monetary relief in the amount of approximately $ 3.8 million (NIS 14.3 million). Court sessions to hear the parties’ witnesses were held during February 2013. Closing arguments will be heard on March 24, 2013.

On April 27, 2011, a lawsuit was filed by the Company's former French distributor, Delta Medical, for damages in the amount of $3.6 million (€ 2.7 million) for lost earnings due to the termination of the distribution agreement. The Company filed its submissions for the defense claiming that, since there is an applicable arbitration clause in the distribution agreement, the Court of Commerce in Lille has no jurisdiction in the case.  The Court of Commerce ruled on April 26, 2012 that it has no jurisdiction to hear the case and Delta Medical's lawyer did not challenge the decision before the Court of Appeals.

In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. The Company is of the opinion that Estetitek's complaint is frivolous and that Estetitek has a debt to the Company in the sum of $0.4 million for various Syneron equipment. On December 12, 2011, Estetitek's parent company, DDM, filed a claim with the arbitrator stating that Syneron's breach damaged DDM's reputation. On January 25, 2012, the arbitrator dismissed DDM's claim. On March 11, 2012, Syneron filed a statement of defense and a statement of claim against Estetitek. On the Company's motion, the arbitrator accepted the motion and ordered Estetitek to deposit US $30,000 in favor of the Company's expenses. On October 3, 2012, the arbitrator rejected the Company’s motion asking Estetitek to deposit money to insure that the arbitration verdict in favor of the company will be fulfilled. On December 3, 2012, the Company filed an answer to the statement of defense filed by Estetitek. The parties’ written affidavits will be filed with the arbitrator in the next few months.

During 2010, Candela received correspondence from BioCell, L.P., a U.S. company, claiming that it improperly terminated a distribution agreement with BioCell. BioCell claims damages in the amount of $0.4 million. Candela has issued a response contesting the claim of improper termination and any resulting damages. The Company assessed contingent losses related to this claim and recorded $50,000 for the loss contingencies.

A claim was brought in France against the Company’s subsidiary, Candela, by Tout Pour le Laser (TPL), seeking damages and legal fees in the amount of $2.9 million (€ 2.3 million) for public denigration, unfair competition and economic parasitism. On June 15, 2012, the Court rejected TPL’s claim and ordered TPL to pay Candela’s legal expenses in the amount of € 2,000.  TPL did not appeal the judgment and paid Candela’s legal expenses.

On July 26, 2010, Syneron filed a lawsuit in Israel against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. Syneron, which claims that various VelaShape components were used in Viora’s machine, called Reaction, is suing for misappropriation of trade secrets and infringement. Syneron is seeking the following remedies, among others: (i) permanent injunction prohibiting manufacturing, exporting, importing, marketing and making any other use (including servicing) of the Reaction; (ii) injunction to refrain from using Syneron’s intellectual property and commercial secrets; and (iii) monetary compensation in the amount of $2.6 million (the Company has reserved the right to revise this amount).  The parties submitted testimony declarations and expert opinions, and court sessions to take witness testimony are scheduled for October-November 2013.

From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $325,000, which it deems sufficient to cover probable losses from legal proceedings and threatened litigation.  The Company does not believe that it has at this time un-asserted claims that are probable of being asserted.  In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2012 the Company settled various legal claims and paid an amount of approximately $140,000.

For other legal proceedings see also Note 15 to our consolidated financial statements. Please also see Item 3.D. “Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.”

Policy on Dividend Distribution

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business. We have decided to reinvest the amount of tax-exempt income derived from our “Approved Enterprise” status and not to distribute that income as dividends.

B.            SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.” We began trading on the Nasdaq Global Select Market (formerly known as the Nasdaq National Market) on August 5, 2004.

The following table sets forth the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Select Market for the periods indicated.

Nasdaq Global Select Market
	Price per Share (US$)
	High	Low
Yearly highs and lows
2008	18.04	5.88
2009	12.44	4.55
2010	12.02	7.60
2011	14.92	8.91
2012	11.77	7.21

Quarterly highs and lows
2011
First quarter	14.92	9.98
Second quarter	14.18	10.88
Third quarter	12.61	8.95
Fourth quarter	12.46	8.91
2012
First quarter	11.77	10.15
Second quarter	11.24	9.87
Third quarter	10.79	9.35
Fourth quarter	10.20	7.21
2013
First quarter (through March 1, 2013)	10.88	8.68

Monthly highs and lows
September 2012	10.14	9.35
October 2012	10.20	9.20
November 2012	9.62	7.21
December 2012	8.89	7.92
January 2013	10.70	8.68
February 2013	10.88	9.95

On March 19, 2013, the closing price of our ordinary shares as quoted on Nasdaq Global Select Market was $10.09.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our amended and restated articles of association, as adopted by our shareholders on November 7, 2007 (Amended Articles), and Israeli law affecting our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association and such law.

Register Number and Purposes of the Company

Our registration number with the Israeli Companies Registrar is 51-298651-4. Pursuant to Section 4 of our Amended Articles, we may engage in any type of lawful business as may be determined by our board of directors from time to time.

Dividend and Liquidation Rights

Holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. We may declare dividends out of profits legally available for distribution. Under the Israeli Companies Law, 1999-5759, or the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If a company does not meet the profit requirement, a court may allow it to distribute a dividend, so long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

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

Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 40.0% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders.

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

Ownership of Shares; Transfer of Shares; Notices

Our Amended Articles and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to (i) individuals and entities that are residents of countries in a state of war with Israel, and (ii) entities which are controlled by residents of countries in a state of war with Israel.

Our fully paid ordinary shares are issued in registered form and are freely transferable under our Amended Articles.

The Companies Law and regulations determine that shareholders’ meetings require prior notice of at least 21 days. In the event that the issue to be resolved is subject to the Israeli proxy rules, prior notice of no less than 35 days should be provided to the company’s shareholders. In some cases, prior notice of not less than 14 days may be provided to the company’s shareholders.

Under the Companies Law, we are required to maintain a major shareholder register listing shareholders holding 5% or more of our outstanding ordinary shares.

Modification of Class Rights

The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

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

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of shareholders following the meeting at which he/she was appointed. In accordance with the Companies Law, service of our external directors on the board may be renewed for  additional three-year terms, subject to certain conditions.  Thereafter, the term of such external director may be extended for additional three-year terms if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company (such requirement is not applicable to the first two three-year renewals). The Companies Law prohibits the Chief Executive Officer, his relative or any person subordinated (directly or indirectly) to the Chief Executive Officer, from serving as the chairman of the board of directors. However, the Companies Law further provides that the positions of Chief Executive Officer may be held by the chairman of the board of directors, or his relative (and that the positions of chairman of the board of directors may be held by the Chief Executive Officer, or his relative) for a period not exceeding three years if such proposal is either approved by a majority of the company’s shareholders, including at least two thirds of the voting shareholders who are not controlling shareholders and do not have personal interest in the decision (shares held by abstaining shareholders are not considered), or the aggregate number of shares of non-controlling shareholders voting against the proposal does not exceed 2% of the total voting shareholders.

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, as described above. External directors may be removed from office only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company.

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

Regulations adopted under the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters which are typical of the sector in which the company operates and of companies with the same size and complexity as the company;

(2)	The duties and obligations of the auditing accountant; and

(3)	Preparation of financial statements and their approval according to applicable law, including securities law.

The regulations also provide that a director with professional expertise is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)
A holder of another academic degree or otherwise a graduate of higher education in a major field of business in which the company operates or in another field which is relevant to the director's role; or

(3)	He/she has experience of at least five years in one of the following, or cumulative experience of at least five years in two or more of the following:

(a)	A senior position in the business management of a corporation which has a significant scope of business;

(b)	A senior public position or a senior role in the public service; or

(c)	A senior position in the major fields of business in which the company operates.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in its articles of association.

Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one.

Our board of directors has determined that Dr. Michael Anghel has accounting and financial expertise as described in the regulations promulgated pursuant to Companies Law, and therefore that the required minimum number of board members who must have accounting and financial expertise, as set by the board of directors, has been satisfied.

The Companies law provides that a publicly traded company will be able to determine the number of independent directors that will serve on the company's board of directors, provided that the recommended number of independent directors a public company should appoint to their board: (i) companies with a controlling shareholder – one third; and (ii) other companies – a majority of the board. A majority of our board members are independent as required by Nasdaq rules, which are different than the independence standard of the Companies Law.

Under regulations promulgated under the Companies Law, compensation of external directors shall be comprised of annual compensation and a per meeting payment in ranges as provided in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company with shares traded in an exchange outside of Israel, and which is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum (approximately $31,340) and NIS 3,470 (approximately $940) per meeting. The approval of the shareholders of the company is required for such compensation, unless it is between maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the company’s stock), provided that (i) such compensation is granted within the framework of a stock incentive plan applicable to all other directors, (ii) the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director, and (iii) the amount of stock granted or purchasable shall not exceed the average amount of stock granted to all other directors. In addition, the regulations permit increased compensation to external directors who are considered “expert external directors” under these regulations.

See Item 6.C. “Directors, Senior Management and Employees – Board Practices” regarding our staggered board.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Companies Law, a merger may be approved at a shareholders' meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 30 days have passed from the time that the shareholders of each company approved the merger proposal and 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies. In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

A merger, the acquisition of 25% or more of the shares, the voting rights or the rights to appoint board members or to participate in the revenues of a company, or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that: (i) the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger exceeds NIS 150,000,000 (approximately $40,739,000, an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10,000,000 each (approximately $2,716,000), an amount which is adjusted on an annual basis); or (ii) if after the consummation of such transactions, the joint market share, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to the manufacture, sales, marketing or purchase of any product or service; or (iii) one of the parties to such transaction (or an affiliate thereof) is considered a "monopoly" in Israel (whether in the field of the transaction or in any other field).

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

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see Item 10.E. "Additional Information – Taxation – Israeli Taxation".

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Listing

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS”.

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief executive officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Companies Law.

Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid any conflict of interest between the office holder’s position in the company and his/her personal affairs. In addition, the duty of loyalty proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for him or herself or others. This duty also requires disclosure to the company of any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. A recent amendment to the Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The recent amendment to the Companies Law requires that by August 11, 2013 the board and shareholders (with approval by a special majority) adopt a compensation policy applicable to Company officers and directors. This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. "Personal interest" also includes (1) personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

The office holder must make the disclosure of his or her personal interest promptly and, in any event, no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, and spouse’s descendant, and includes a sibling, parent and spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may not be approved if it is adverse to the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders. In the event that an amendment is made to an existing arrangement with an office holder, such amendment does not require board approval to the extent that such amendment is not material.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors, compensation committee or audit committee may not attend that meeting or vote on that matter. However, if the chairman of the board of directors or the chairman of the compensation committee or audit committee determines that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the board of directors, compensation committee or audit committee also has a personal interest in the matter. If a majority of the board of directors, compensation committee or audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes the same requirements regarding disclosure to the company of a personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, board of directors and our shareholders, in that order, is required for:

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

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•
the majority of the shares of the voting shareholders who have no personal interest in the transaction must vote in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

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

The Companies Law requires that every shareholder who participates in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder must indicate either in advance or on the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract would also apply in the event of a breach of the duty to act with fairness toward the company.

Exculpation, Indemnification and Insurance of Directors and Officers

Our Amended Articles allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders (where the office holder is a director). Our Amended Articles also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification must be limited to foreseeable types of events and to reasonable amounts, as determined by the board of directors.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder, whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also may indemnify an office holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent. Reimbursement is also allowed according to the Companies Law for reasonable attorneys’ fees incurred by an office holder in an investigatory proceeding or other proceeding filed by a governmental authority which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent.

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

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (unless it was carried out negligently), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our Amended Articles for liabilities not covered by insurance and that pertain to certain enumerated types of events, subject to an aggregate sum equal to 50.0% of the company's shareholders equity outstanding at the time a claim for indemnification is made. Recent changes in the Companies Law require that such indemnification arrangements be approved in the future also by the compensation committee.

C.	MATERIAL CONTRACTS

For a short description of the material terms of our agreements with our manufacturers, please see Item 4.B. “Information on the Company – Business Overview – Manufacturing”.

In February 2011, we closed an investment of $0.31 million in RBT and received approximately 2% of RBT's share capital. Additionally, we also provided RBT, a loan in the aggregate amount of $0.31 million bearing interest at a rate of 4% per annum. In September 2011, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 8% of RBT’s share capital in consideration of approximately $0.76 million. On May 30, 2012, we entered into an agreement with RBT’s shareholders pursuant to which we acquired all the outstanding shares of RBT in consideration of: (i) an initial purchase price of $5 million, (ii) additional $5 million to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of loans in the amount of approximately $0.235 million by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2012, we held 100% of RBT’s issued and outstanding share capital. For more information on the relationship between the Company and RBT, see "History and Development of the Company – Our History" and "Major Shareholders and Related Party Transactions – Related Party Transactions".

In December 2010, we acquired privately-held Tanda Health and Beauty, Inc. (formerly known as Pharos Life Corporation), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Tanda Health and Beauty, Inc. through  potential performance-based earn-out payments of up to $15.75 million, payable in 2013. As part of the acquisition we also assumed $2.7 million in net debt.  The products of Tanda Health and Beauty, Inc. are marketed directly to consumers through premium retailers under the Tanda™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. Tanda Health and Beauty, Inc. will continue operating as our wholly owned subsidiary and the Tanda™ business will be integrated into our consumer home-use initiatives.

On February 8, 2012, Syneron signed a definitive agreement to acquire Ultrashape Ltd., a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Under terms of the agreement, Syneron acquired 100% of the outstanding shares of Ultrashape Ltd. from Ultrashape Medical Ltd. for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the TASE, and it owns all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. The acquisition closed February 13, 2012.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2012 tax year.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959 (Investments Law) provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel the (Investment Center), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (e.g., the equipment to be purchased and utilized pursuant to the program).

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (Grant Track). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes, as well as the taxation of income generated from an Approved Enterprise at the maximum corporate tax rate of 25%, for a certain period of time (Approved Enterprise). The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

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

A company which qualifies as a foreign investment company (FIC) will be eligible for a three-year extension of tax benefits following the expiration of the seven year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company qualifies as a FIC (i) if it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

Additionally, a company owning an Approved Enterprise on or after April 1, 1986 may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and 10 years (Alternative Track). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and 10 years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company will be eligible for the reduced tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period, subject to a limitation of the earlier of seven to 10 years from the first year that the company realizes taxable income (dependent on the level of foreign investments), 12 years from commencement of operation or 14 years from the date of the approval..

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on an amount equal to the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at the above-referenced range of between 10%-25%. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, so long as the dividend is distributed during the tax exemption period or within 12 years thereafter. However, in the event that the company qualifies as a FIC, no such time limitation exists.

Under the Alternative Track, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the Alternative Track is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends, if at all. We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, effective as of April 1, 2005 (2005 Amendment), has changed certain provisions of the Investments Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Privileged Enterprise” (rather than as an Approved Enterprise, which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track) (Privileged Enterprise). Under the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The duration of the tax benefits described herein is limited to the earlier of seven or 10 years (depending on the geographic location of the Approved Enterprise within Israel) from the "commencement year" or 12 years from the first day of the "year of election". The term "commencement year" is defined as the later of the first tax year in which a company had derived income liable for tax purposes from the Privileged  Enterprise, or the "year of election", which is the year in which a company requested to apply the tax benefits of the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined based on the geographic location of the Privileged Enterprise within Israel, according to one of the following criteria, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to 10 years, depending on the geographic location of the Privileged Enterprise within Israel, and corporate tax rate which range between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to 10 years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged Enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Privileged Enterprise (Ireland Track). The benefit period is for 10 years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investments (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Privileged Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

Tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

An amendment to the Investments Law, which was enacted on November 5, 2012 (Trapped Profits Law), offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company is willing to release, the lower would be the applicable corporate income tax rate for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise.

Currently, the Company has one Approved Enterprise plan and three Privileged Enterprise plans under the Investments Law. These programs are subject to the Alternative Track provisions, which provide for a 10 year period of tax exemption for undistributed income.

A substantial portion of our taxable operating income is derived from our Approved Enterprise and Privileged Enterprise programs.

The tax benefits attributable to our current Approved Enterprise and Privileged Enterprise are scheduled to expire in phases by 2021.

It should be noted that the Company is still examining whether to apply the Trapped Profits Law and has yet to decide on this matter.

Preferred Enterprise – The New Amendment

On December 29, 2010, the Israeli Parliament approved an amendment to the Investments Law (New Amendment). The New Amendment significantly revised the tax incentive regime in Israel, commencing as of January, 1 2011.

The New Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Privileged Enterprise” (Preferred Enterprise). Similarly to a '"privileged company", a "preferred company" is an industrial company meeting certain conditions (including a minimum threshold of 25% export) (Preferred Company). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law with respect to “Privileged Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%

2013-2014	7%	12.5%

2015 onwards	6%	12%

In addition, the New Amendment introduced a new status of “Special Preferred Company”, which is an Industrial company meeting, in addition to the conditions prescribed for the Preferred Company, certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5% if located in Development Region “A”, or to 8% if located in another area within the State of Israel.

          Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track to apply to "approved programs" located in Development Region “A” and provides not only cash grants (as prior to the New Amendment) but also the grant of loans. The grants are generally set to 20% of the amount of the approved investment (may be increased by an additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may also be entitled to the tax benefits which are prescribed for a Preferred Company.

The provisions of the New Amendment shall not apply to existing Privileged  Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the New Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Privileged Enterprise or Approved Enterprise which made such election by July 30, 2015 will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders with no withholding taxes.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (new version) (Ordinance) distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

As of 2012, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will generally be subject to a corporate tax rate of 25% in 2012.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations  and a marginal tax rate of up to 48% in 2012  for individuals. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in 2012 in respect of a corporation and/or an individual.

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

Dividends

A distribution of dividends by our company from income attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise generally will be subject to withholding tax in Israel at the following rates: Israeli resident individuals – 15%; Israeli resident companies – 0% for a Preferred Enterprise and 15% for a Privileged/Approved Enterprise; non-Israeli residents -  15% (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. As of January 1, 2012, a distribution of dividends from income which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual generally will be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

As of January 1, 2012, the Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder”, as defined above, at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) at least 10% of the outstanding shares of the voting stock of the Israeli resident company, and not more than 25% of the gross income of the Israeli resident company for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, our company is obligated to withhold tax from the amount distributed at the following rates: (i) Israeli resident corporations –  0% to a Preferred Enterprise or 15% to an Approved Enterprise/Privileged Enterprise, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities which are registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "Controlling Shareholder", as defined above, at the time of the distribution or at any time during the preceding 12 month period), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares.  It does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to acquire the shares.  Except as otherwise noted, this discussion applies only to U.S. Holders (as defined below) that hold our ordinary shares as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and holders whose functional currency is other than the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (Code), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

A “U.S. Holder” is a beneficial owner of ordinary shares who is:

•	an individual who is a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	a trust or estate, the income of which is subject to U.S. federal income taxation regardless of its source.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder or an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

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

Dividends received by certain non-corporate U.S. Holders may be eligible for preferential tax rates, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. We should generally be considered a qualified foreign corporation if (i) we are not a passive foreign investment company (PFIC) for the taxable year in which the dividend is paid or the preceding taxable year, (ii) we are eligible for the benefits of the treaty between Israel and the United States (Treaty), or (iii) our ordinary shares are readily traded on an established securities market in the United States. U.S. Holders generally should meet the holding period requirements if they hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Holders should consult their own tax advisors regarding the application of these rules. If we are not a qualified foreign corporation or if the holding period and other requirements are not satisfied, any divided would be treated as ordinary taxable income.

Corporate taxpayers are generally not eligible for the preferential rates applicable to dividends in the case of non-corporate holders. Additionally, our dividends generally will not qualify for a dividends-received deduction.

Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty is, subject to a number of complex limitations, permitted to be claimed as a foreign tax credit against U.S. federal income tax liability or as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose generally, dividends on our ordinary shares will be foreign source income and generally should be “passive category income,” except with respect to certain corporate investors owning 10% or more of our ordinary shares for which such income may be “general category income.”  The rules relating to U.S. foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. Holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules with regard to their particular circumstances.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares. A U.S. Holder’s adjusted tax basis in our ordinary shares will be the cost to such holder of such shares, as determined under U.S. federal income tax principles. Capital gain from the sale or other taxable disposition of ordinary shares held by certain non-corporate U.S. Holders will be taxed at preferential rates if such ordinary shares have been held for more than one year and certain other requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. Holders are urged to consult with their own tax advisors regarding the sourcing of gain or loss recognized on the sale of ordinary shares as well as the consequences of the receipt of a currency other than the U.S. dollar upon such sale or other disposition.

Passive Foreign Investment Company Considerations (PFIC)

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

We believe that we are not a PFIC for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. Moreover, because PFIC status is based on our income and the value of our assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, it could result in our classification as a PFIC. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

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

If a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with the U.S. Holder’s federal income tax return for that year. In addition, all U.S. Holders may be required to file tax returns containing such information as the U.S. Treasury may require.  The failure to file these forms when required could result in substantial penalties.

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

Under U.S. federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” (QEF) election to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for a U.S. Holder to make a QEF election with respect to our ordinary shares, we would have to provide information regarding its pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

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

Additional Withholding Obligations

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

Exchange Rate Risk. A major part of our operations is carried out by us and our subsidiaries in the U.S. and Israel. The functional currency of these entities is the U.S. dollar as the revenues and a substantial portion of the costs are incurred in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters.” All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. The functional currency of our remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830 "Foreign Currency Matters.” Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in stockholders' equity.

Interest Rate Risk. We do not have any outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. As of December 31, 2012, we invested approximately 29% of our invested cash balances in bank deposits and the remainder in available-for-sale marketable securities primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2012, we held $4.2 million of par value in auction-rate securities (ARS) for which the fair value was $1.2 million. The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2012. During the year ended December 31, 2012 we sold approximately $0.083 million par value of the ARS held by us for a total consideration of $0.1 million which reflects a gain of $0.017 million over the carrying amount.

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

Since our initial public offering, all remaining proceeds have been expensed or invested on expanding our intellectual property, sales and marketing capabilities, product portfolio, research and development and general corporate purposes, including acquisitions of complementary businesses, products and technologies, and expanding the EBU segment.

ITEM 15.	CONTROLS AND PROCEDURES

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012.

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

Our board of directors has determined that Dr. Michael Anghel, who is an independent director (as defined under Rule 5605(a)(2) of The Nasdaq Marketplace Rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F.

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

During the years 2011 and 2012, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm:

	2011 (U.S. dollars in thousands)	2012 (U.S. dollars in thousands)

Audit Fees (1)	$663	$707
Tax Fees (2)	219	279
Audit Related Fees	98	115
Total	$980	$1,101

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

In 2012, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

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

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

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

4.16	2011 Equity Incentive Plan, Syneron Beauty Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.17	2011 Share Option Plan, Light Instruments Ltd. (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.18
Settlement Agreement dated September 15, 2011 between Syneron, Inc., Candela Corporation, Palomar Medical Technologies, Inc., and The General Hospital Corporation (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012)**.

4.19
Share Purchase Agreement, dated as of February 8, 2012, by and among Syneron Medical Ltd., UltraShape Medical Ltd., and UltraShape Ltd. (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.20*	Share Purchase Agreement, dated as of May 30, 2012, by and among Rakuto Bio Technologies Ltd., Syneron Medical Ltd., and Haim Lasser.

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

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

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and 2011; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company" or "Syneron") and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2012	2011	2010
Revenues:
Lasers and other products		$192,199	$160,220	$132,568
Product-related services		71,423	68,101	56,960

Total revenues		263,622	228,321	189,528

Cost of revenues:
Lasers and other products		91,045	76,003	65,873
Product-related services		36,137	37,469	32,758

Total cost of revenues		127,182	113,472	98,631

Gross profit		136,440	114,849	90,897

Operating expenses, net:
Research and development		29,936	28,334	26,837
Selling and marketing		77,795	69,433	65,897
General and administrative		34,188	33,730	36,103
Other expenses (income), net	17	2,289	32,208	(4,538)

Total operating expenses, net		144,208	163,705	124,299

Operating loss		(7,768)	(48,856)	(33,402)
Financial income, net	19	925	1,015	717
Other income		-	35	240

Loss before taxes on income (tax benefit)		(6,843)	(47,806)	(32,445)
Taxes on income (tax benefit)	18	(4,502)	3,944	(5,110)

Consolidated net loss		(2,341)	(51,750)	(27,335)
Net loss attributable to non-controlling interests		998	955	1,909

Net loss attributable to Syneron Medical Ltd.'s shareholders		$(1,343)	$(50,795)	$(25,426)

Net loss per share:
Basic and diluted net loss per share attributable to Syneron Medical Ltd.'s shareholders	21	$(0.04)	$(1.44)	$(0.74)

Weighted average number of shares used in per share calculations (in thousands):
Basic and diluted		35,475	35,158	34,369

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2012	2011	2010

Consolidated Net loss		$(2,341)	$(51,750)	$(27,335)
Other comprehensive income (loss):
Foreign currency translation adjustments		(1,039)	476	1,011
Available-for-sale securities:
Changes in unrealized gains (losses)		46	72	(286)
Reclassification adjustments for (gains) losses included in net loss		(2)	54	151
Net change		44	126	(135)
Cash flow hedges
Unrealized gains, net		138	177	-
Reclassification adjustments for (gains) loss included in net loss		(61)	(102)	-
Net change		77	75	-

Other comprehensive income (loss)		(918)	677	876

Comprehensive loss before non-controlling interest		(3,259)	(51,073)	(26,459)
Net Comprehensive loss attributable to non-controlling interest		998	955	1,909
Comprehensive loss attributable to Syneron shareholders		$(2,261)	$(50,118)	$(24,550)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS.

U.S. dollars in thousands

		December 31,
	Note	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$66,359	$62,319
Short-term bank deposits		20,520	23,771
Short-term marketable securities	3	41,136	70,463
Trade receivables, net of allowance of $6,792 and $5,478, respectively		50,023	43,300
Other accounts receivable and prepaid expenses	5	12,563	8,891
Inventories	6	36,862	31,169

Total current assets		227,463	239,913

LONG-TERM ASSETS:
Severance pay fund		600	295
Long-term deposits and others		1,879	2,118
Long-term marketable securities	3	7,966	15,590
Investments in affiliated companies	7	1,000	200
Property and equipment, net	8	6,148	4,155
Intangible assets, net	9	30,433	31,813
Goodwill	10	25,219	18,867
Deferred tax assets, net	18	18,390	10,060

Total long-term assets		91,635	83,098

Total assets		$319,098	$323,011

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2012	2011

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11	$-	$1,082
Trade payables		19,926	21,094
Deferred revenues	12	11,986	11,550
Other accounts payable and accrued expenses	13	49,889	41,704

Total current liabilities		81,801	75,430

LONG-TERM LIABILITIES:
Deferred revenues	12	3,924	4,112
Warranty accruals		708	564
Contingent consideration	1b5, 1b7	6,750	2,535
Accrued severance pay		691	496
Deferred tax liabilities	18	3,095	5,182

Total long-term liabilities		15,168	12,889

Total liabilities		96,969	88,319

COMMITMENTS AND CONTINGENCIES	15

EQUITY:	16
Syneron Medical Ltd.'s shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 ordinary shares; Issued - 36,860,304 and 36,580,345 and Outstanding - 35,608,730 and 35,328,771 shares at December 31, 2012 and 2011, respectively		86	85
Additional paid-in capital		177,470	187,023
Treasury shares at cost - 1,251,574 ordinary shares at December 31, 2012 and 2011		(9,587)	(9,587)
Accumulated other comprehensive income		626	1,544
Retained earnings		53,187	54,530

Total Syneron Medical Ltd.'s shareholders' equity		221,782	233,595
Non-controlling interests		347	1,097

Total equity		222,129	234,692

Total liabilities and equity		$319,098	$323,011

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of January 1, 2010	$65	$102,937	$(9)	$(9,587)	$130,751	$3,101	$227,258

Issuance of shares upon exercise of stock-based awards	1	1,931	-	-	-	-	1,932
Issuance of shares in connection with business combination, net of issuance costs of $660 (see also Note 1b6)	18	72,346	-	-	-	-	72,364
Equity-based compensation expenses	-	3,196	-	-	-	-	3,196
Establishment of subsidiary	-	-	-	-	-	245	245
Other comprehensive income	-	-	876	-	-	-	876
Net loss	-	-	-	-	(25,426)	(1,909)	(27,335)

Balance as of December 31, 2010	84	180,410	867	(9,587)	105,325	1,437	278,536

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary	Additional paid-in	other comprehensive	Treasury	Retained	Non-controlling	Total
	shares	capital	income (loss)	shares	earnings	interests	equity

Balance as of December 31, 2010	$84	$180,410	$867	$(9,587)	$105,325	$1,437	$278,536

Issuance of shares upon exercise of stock-based awards	1	4,053	-	-	-	-	4,054
Equity-based compensation expenses	-	3,283	-	-	-	117	3,400
Changes in equity interest in subsidiaries (see also Note 1b3and 1b5)	-	(723)	-	-	-	498	(225)
Other comprehensive income	-	-	677	-	-	-	677
Net loss	-	-	-	-	(50,795)	(955)	(51,750)

Balance as of December 31, 2011	85	187,023	1,544	(9,587)	54,530	1,097	234,692

Issuance of shares upon exercise of stock-based awards	1	1,949	-	-	-	-	1,950
Equity-based compensation expenses	-	4,486	-	-	-	248	4,734
Changes in equity interest in subsidiaries (see also Note 1b5)	-	(15,988)	-	-	-	-	(15,988)
Other comprehensive loss	-	-	(918)	-	-	-	(918)
Net loss	-	-	-	-	(1,343)	(998)	(2,341)

Balance as of December 31, 2012	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

Currency translation adjustments, net			$450
Accumulated unrealized gain from hedging activities, net			152
Accumulated unrealized loss from available-for-sale securities, net			24

Accumulated other comprehensive income, net as of December 31, 2012			$626

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net loss before non-controlling interests	$(2,341)	$(51,750)	$(27,335)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,981	10,048	9,381
Share-based compensation	4,734	3,400	3,196
Impairment of investment in affiliated companies	200	9,387	850
Impairment of intangible assets and goodwill	3,820	123	1,319
Decrease (increase) in accrued interest, amortization of premium and accretion to discount and gain from sale of marketable securities	(758)	1,565	716

Bargain purchase price related to acquisition of subsidiary	-	-	(8,525)
Revaluation of contingent liability, net	(1,910)	(8,830)	1,625
Deferred income taxes, net	(12,064)	(179)	(3,339)
Decrease (increase) in trade receivables, net	(6,697)	(2,833)	2,445
Decrease (increase) in other accounts receivable and prepaid expenses	775	(984)	9,667
Decrease (increase) in inventories	(7,072)	(8,581)	13,180
Increase (decrease) in trade payables	(2,134)	4,467	4,201
Increase (decrease) in long and short-term deferred revenues	406	(3,852)	(3,770)
Increase (decrease) in warranty accruals	676	(299)	199
Increase (decrease) in other accounts payable and accrued expenses	140	3,340	(6,187)
Others, net	164	281	255

Net cash used in operating activities	(11,080)	(44,697)	(2,122)

Cash flows from investing activities:
Investment in short-term deposits, net	3,268	(22,579)	(192)
Maturities of held-to-maturity marketable securities	-	-	460
Purchase of available-for-sale marketable securities	(33,281)	(83,584)	(186,414)
Proceeds from sale of available-for-sale marketable securities	7,740	54,417	35,992
Redemption of available-for-sale marketable securities	63,292	94,195	177,689
Investments in affiliated companies	(1,000)	-	(9,169)
Purchase of property and equipment	(1,993)	(2,116)	(887)
Net cash received (paid) in acquisition of subsidiaries (a)	(15,064)	-	21,427
Others	(202)	326	(93)

Net cash provided by investing activities	22,760	40,659	38,813

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:
Acquisition of subsidiary shares held by non-controlling shareholders	$(7,200)	$(571)	$-
Exercise of stock options and RSU's	1,950	4,054	1,932
Repayment of short-term bank credit, net	(1,082)	(1,655)	-

Net cash provided by (used in) financing activities	(6,332)	1,828	1,932

Translation adjustments on cash and cash equivalents	(1,308)	708	826

Increase (decrease) in cash and cash equivalents	4,040	(1,502)	39,449
Cash and cash equivalents at the beginning of the year	62,319	63,821	24,372

Cash and cash equivalents at the end of the year	$66,359	$62,319	$63,821

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes, net	$1,340	$1,563	$491

Supplemental disclosure of non-cash financing and investing activities:

Purchase of property and equipment on credit	$-	$-	$113

Reclassification of inventory to property and equipment	$2,314	$-	$-

Investment in affiliated company	$-	$3,200	$-

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2012	2011	2010
(a)	Net cash paid (received) in acquisition of subsidiaries:

	Consideration:
	Cash	$15,901	$-	$430
	Fair value of Syneron's equity instruments issued upon acquisition	-	-	73,024

	Total consideration	$15,901	$-	$73,454

	Identifiable assets acquired and liabilities assumed:

	Cash acquired	$837	$-	$21,857
	Current assets	1,491	-	73,045
	Non-current assets	769	-	5,201
	In process research and development	-	-	510
	Intangible assets	9,867	-	26,423
	Deferred tax assets	-	-	8,635
	Liabilities assumed	(3,793)	-	(54,607)
	Others	-	-	100
	Contingent consideration	-	-	(2,409)

	Non-controlling interests in the subsidiary	-	-	(245)
	Goodwill (bargain purchase price)	6,730	-	(5,056)

	Total Identifiable assets acquired and liabilities assumed:	15,901	-	73,454

	Net cash paid (received) in acquisitions	$15,064	$-	$(21,427)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Syneron Medical Ltd. (the "Company") commenced its operations in July 2000. The Company and its subsidiaries (together Group) are principally engaged in manufacture, research, development, marketing and sales worldwide, directly to end-users and also to distributors of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners (the professional market).

In addition, the Company sells, markets and distributes, aesthetic devices products, which are primarily targeted to the home-use consumers (non-professional market), both directly and through retailers in the U.S. and outside the U.S. through retailers and through a chain of distributors.

b.	Business Combinations and other acquisitions during 2012, 2011 and 2010

1.	TransPharma Medical Ltd. (TransPharma)

On March 14, 2012, the Company acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3,651 in cash. TransPharma is focused on development and commercialization of drug-products, utilizing an active transdermal drug delivery technology which is based on RF-MicroChannels that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch, and may in the future provide a commercial opportunity within the professional and home-use aesthetic device markets.

The Company has accounted for the assets purchased in accordance with ASC 805, "Business Combinations" ("ASC 805").

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

Fair value

Property and equipment	59
In-process R&D (*)	2,407
Goodwill	1,185

Assets acquired	$3,651

(*)	Not subject to amortization until technological feasibility will be achieved or technology will be abandoned.

Pro forma information in accordance with ASC 805 has not been provided, since the revenues and assets were not material in relation to total consolidated revenues and assets.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

2.	Ultrashape Ltd. (Ultrashape)

On February 13, 2012, Syneron acquired 100% of the outstanding shares of Ultrashape, a sole operating entity of Ultrashape Medical Ltd., which was traded on the Tel-Aviv Stock Exchange, for $12,000. Ultrashape is a developer, manufacturer and marketer of non- invasive technologies for fat cell destruction and body sculpting. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia.

The Company has accounted for the control gained in accordance with ASC 805, "Business Combinations".

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Cash	$837
Current assets	1,241
Property and equipment	710
Developed technology (1)	5,617
Customer relationship (2)	1,843

Total identifiable assets acquired	10,248

Current liabilities	(3,767)
Accrued severance pay	(26)

Total liabilities assumed	(3,793)

Net identifiable assets assumed	6,455
Goodwill	5,545

Net assets acquired	$12,000

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated at six years.

(2)	The Customer relationship will be amortized using a method that will reflect the consummation of such asset which is estimated at eight years.

Pro forma information in accordance with ASC 805 has not been provided, since the revenues and assets were not material in relation to total consolidated revenues and assets.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

3.	Syneron China

In November 2008, the Company entered into a joint venture (JV) agreement with Beijing Art Fact MediTech (BAFM) for the formation of Syneron China. The Company holds 51% of the JV for a total investment of $510. Through this JV, Syneron sells directly to medical and aesthetic professionals in China including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. The Company consolidated the JV's results and recorded the non-controlling interests in accordance with the provisions of ASC 810, "Consolidation" (ASC 810).

In August 2012, the Company entered into a share transfer agreement with BAFM to acquire its equity interest in the JV for a total amount of $2,200.   Consummation of the transaction is subject to certain closing conditions, including the approval of certain governmental authorities. At the closing, the Company deposited an amount of $1,760 in escrow. Amount deposited in escrow was recorded as part of other accounts receivable and shall be released upon all closing conditions met. As of December 31, 2012, the government authorities were still pending. In February 2013, the Ministry of Commerce of the People's Republic of China approved this transaction.  Approvals of local authorities are still pending.

4.	Fluorinex Active Ltd. (Fluorinex)

Fluorinex is an Israeli based company that develops advanced fluoridation and tooth whitening devices for dentists and consumers.

During the years 2007-2011, the Company invested an aggregated amount of $4,625 in Fluorinex in consideration of 74.96% of the issued and outstanding share capital. Fluorinex is an Israeli based company that develops advanced fluoridation and tooth whitening devices for dentists and consumers.

The Company has accounted for the control gained in accordance with ASC 805 and the increase in the interests in Fluorinex after control gained, according to the provisions of ASC 810.

5.	Rakuto Bio Technologies Ltd. (RBT)

RBT is an Israeli company engaged in the development of new skin brightening treatments.  RBT products are distributed through Syneron and Syneron's subsidiaries.

During the years 2007-2011, the Company invested an aggregate amount of $4,275 for consideration of 49.52% of RBT's fully diluted share capital.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share dat

NOTE 1:-	GENERAL (Cont.)

On May 30, 2012,  the Company entered into an agreement with RBT’s shareholders pursuant to which the Company acquired all the remaining shares of RBT for: (i) an initial purchase price of $5,000, (ii) an additional $5,000 to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15,240, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2012, we held 100% of RBT’s issued and outstanding share capital.

The initial fair value of the contingent consideration was $6,125. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 17.7% and based on various probabilities for RBT to meet the milestones requirements. As of December 31, 2012 the contingent consideration fair value was $6,750. Changes to the fair value are recorded in other expenses (income), net as part of operating expenses.

6.	Candela Corporation

On January 5, 2010, the Company acquired 100% of the shares of Candela Corporation Inc. (Candela), a U.S. public company listed on the Nasdaq, for the consideration of $73,024, paid by way of issuing the Company shares to Candela's shareholders. The transaction was accounted for under ASC 805.

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

(*)
Of the $24,010 intangible assets acquired, $10,070 was assigned to developed technology (10 years useful life), $510 was assigned to in-process research and development asset which is not subject to amortization, $8,930 was assigned to customer relationship (6 years useful life), $3,300 was assigned to trade name (11 years useful life) and the remaining $1,200 was assigned to a non-compete covenant (3 years useful life).

(**)	The excess of fair value of the net assets acquired over the amount of consideration transferred was recorded in other income, net as part of operating expenses, net.

7.	Tanda Health and Beauty, Inc. (THB, formerly known as Pharos Life Corporation and Syneron Beauty Inc.)

On December 7, 2010, the Company acquired 100% of THB's outstanding shares in contingent consideration of $15,750 to be paid to THB's former shareholders subject to reaching certain net revenue milestones in the 12-month period ending May 31, 2013 and based on a specific mechanism agreed as part of the share purchase agreement. THB is a manufacturer of home-use light therapy for aesthetic procedures based in Canada.

The Company has accounted for the acquisition and the control gained in accordance with ASC 805.

The fair value of the contingent consideration arrangement at the acquisition date was $2,409. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 19% and based on various probabilities for THB to meet the net revenues milestone. As of December 31, 2012, 2011 and 2010 the contingent consideration fair value was approximately $0, $2,535 and $2,409, respectively.

Changes to the fair value were recorded in other expenses (income), net as part of operating expenses.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
Financial statements in U.S. dollars:

A major part of the Group's operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (dollar or $) as the revenues and a substantial portion of the costs are incurred in dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters" (ASC 830). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The functional currency of the remaining subsidiaries and associates in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830. Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in changes in equity.

c.
Principles of consolidation:

The consolidated financial statements include the accounts of Syneron Medical Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity (APIC) which is based on ASC 810.

d.
Cash and cash equivalents:

Cash and cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.
Short-term bank deposits:

Short term bank deposits are deposits with original maturities of more than three months but less than one year. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income. As of December 31, 2012 and 2011, the Company held short-term interest bearing deposits in the amount of $20,520 and $23,771, respectively, with a weighted average interest of 1.59% and 2.23%, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Marketable securities:

The Company classifies all of its marketable securities as available-for-sale securities in accordance with ASC 320, "Investment in Debt and Equity Securities". Such marketable securities consist primarily of U.S. government treasury bonds, U.S. agencies and government guaranteed debts and corporate bonds which are stated at fair value. Unrealized gains and losses are comprised of the difference between fair value and amortized costs of such securities and are reflected as "accumulated other comprehensive income (loss)" in changes in equity. Realized gains and losses on marketable securities are included in earnings, under financial income, net.

The Company applied FASB ASC 320-10 which requires the Other-Than-Temporary Impairment (OTTI) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for OTTI, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not that it will be required to sell, the investment before recovery of the investment's amortized cost basis.

The Company used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the estimate of the present value of cash flows expected to be collected from the debt security discounted at the effective interest rate implicit in the security at the date of acquisition is less than the amortized cost basis of the security, the difference is considered credit loss and is recorded through earnings. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the year ended 2012 and 2011, were not OTTI. For the year ended December 31, 2010, the Company recognized credit loss in earnings on certain investments in Auction Rate securities (ARS) in the total amount of $119.

g.
Derivatives and hedging activities:

The Company implemented the requirements of ASC No. 815, "Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualified as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.  Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company's policy allows it to offset the risks associated with the effects of certain foreign currency exposures through the purchase of foreign exchange forward or option contracts (Hedging Contracts).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The policy prohibits the Company from speculating on such Hedging Contracts for profit. To protect against the increase in value of forecasted foreign currency cash flow resulting from salaries paid in New Israeli Shekels (NIS) during the year and for certain forecasted revenue transactions in currencies other than the U.S. dollar, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli employees denominated in NIS or revenues anticipated in currencies other than the U.S. dollar for a period of one to 12 months with Hedging Contracts.  Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the Hedging Contracts.  Conversely, when the dollar weakens, the increase in the present value of future foreign currency expenses is offset by gains in the fair value of the Hedging Contracts.  These Hedging Contracts are designated and qualify as cash flow hedges in both 2012 and 2011.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2012 and 2011, the Company had outstanding forward contracts with a notional amount of $3,419 and $3,036, respectively, and outstanding option contracts with a notional amount of $4,790 and $3,870, respectively.

Other derivative instruments that are designated and qualified as fair value hedging instruments consist of forward contracts that the Company uses to hedge monetary assets denominated in NIS. As of December 31, 2012 and 2011, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $0 and $15,000, respectively.

For derivative instruments that are not designated and qualify as hedging instruments (the ineffective portion), the gain or loss on those derivative instruments is recorded in to earning.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items.

Cost is determined as follows:

Raw materials: using the first-in, first-out (FIFO) method.

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

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage are explored within these processes to mitigate inventory exposure. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $36,863 and $31,169 as of December 31, 2012 and 2011, respectively, is stated net of inventory reserves of $5,402 and $4,742 in each year, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing, laboratory equipment and demonstration equipment (*)	10 - 50 (mainly 33)
Office furniture, equipment	6- 30 (mainly 15)
Leasehold improvements	The shorter of the term of the lease or the useful life of the asset

(*)
Demonstration equipment consists of systems for use in marketing and selling activities. Demonstration equipment is generally not held for sale and is recorded as property, plant and equipment. The demonstration equipment is amortized on a straight-line method over their estimated economic life not to exceed two years.

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2012, 2011 and 2010 the Company recorded an impairment charge, related to intangible assets, in the amount of $2,860, $123 and $1,319, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. It also requires the fair value of acquired in-process research and development (IPR&D) to be recorded as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and restructuring and acquisition-related costs to be expensed as incurred. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

Contingent considerations to former owners agreed in a business combination, e.g, in the form of milestone payments upon the achievement of certain sales target, are recognized as liabilities at fair value as of the recognition date. Any subsequent changes in amounts recorded as liability are recognized in earnings under other expenses (income), net.

1.
Investments in affiliated companies:

All investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company followed ASC 323, "Investments - Equity and Joint Ventures", to determine whether it should apply the equity method of accounting to investments in other-than-common stock, with regard to certain investments in preferred shares, and determined that they are not in substance common stock.

The Company's investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 325-20. During 2012 and 2011 and 2010, based on management's most recent analysis, the Company recognized an impairment loss of $200, $9,387 and $850, respectively, relating to its investments (see also Note 7).

m.
Goodwill and intangible assets:

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is not amortized but instead tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test for each of its reporting units. The Company operates in two operating segments: the Professional Aesthetic Devices (PAD) segment (which is comprised of four reporting units) and the Emerging Business Units (EBU) segment (which is comprised of five reporting units).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350, as amended by ASU 2011-08, provides companies an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing a two-step approach to testing goodwill for impairment for each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which both: (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component.

The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

Fair value is determined using discounted cash flows methodology. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. As part of the annual impairment evaluation, the Company assessed the recoverability of Fluorinex goodwill. The Company concluded that the carrying value of the Fluorinex goodwill exceeded the implied fair value based on the estimated fair value of the Fluorinex reporting unit. Accordingly, during 2012 the Company recorded a goodwill impairment charge of $450. In addition, during 2012 the Company recorded impairment charge of $510 related to in-process research and development assets from the acquisition of Candela. The goodwill impairment and in-process research and development impairment charges are included in the statements of operations under other expenses (income), net. During 2011 and 2010, no impairment charges were recorded.

n.	Revenue recognition:

Revenues are recognized in accordance with ASC 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured and no further obligations exist. Provisions are made at the time of revenue recognition for any applicable warranty cost expected to be incurred.

The timing for revenue recognition amongst the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

Other than pricing terms which may differ due to the different volumes of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

The Company's products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors as end-users.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the PAD segment, in most cases, the Company does not grant a right of return for its products. In the EBU segment, customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period.  The Company generally estimates customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return, while also factoring other business conditions that might impact the historical analysis.  The Company believes that the amount of future returns is reasonably estimated. The provision for returns is recorded through a reduction of revenue.

In respect of sale of systems with installation, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company's systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system, and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides an accrual for installation costs as appropriate.

Part of the Company’s revenue transaction with end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist.

According to ASC 605-25, when a sales arrangement contains multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (VSOE)  of fair value if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met.

In certain cases, when product arrangements are bundled with extended warranty, the separation of the extended warranty falls under the scope of ASC 605- 20-25-1 through 25-6, and the separately price of the extended warranty stated in the agreement is deferred and recognized ratably over the extended warranty period.

Deferred revenue includes primarily unearned amounts received in respect of service contracts but not yet recognized as revenues.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development costs: Research and development costs are expensed when incurred.

p.
Share-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values in accordance with ASC 718, "Compensation-Stock Compensation". The Company estimates the fair value of employee stock options at the date of grant using a binomial valuation model and values restricted stock units based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

q.
Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Basic net loss per share was determined by dividing net loss by the weighted average ordinary shares outstanding during the period. Diluted net loss per share was determined by dividing net loss by the diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of stock options, stock appreciation rights, and restricted share units based on the treasury stock method, in accordance with ASC, 260, "Earning Per Share".

r.
Fair value of financial instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, accounts receivable, short-term bank credit, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

The Company applies ASC 820, "Fair Value and Disclosure" (ASC 820). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, hedging contracts and contingent considerations (see Note 4). Contingent consideration liabilities represent future amounts the Company may be required to pay in conjunction with various business combinations. Each reporting period, the Company revalues these contingent considerations and records increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates, the probability of achievement of any revenue milestones and due to discounting to present value each reporting date. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

Assets measured at fair value on a nonrecurring basis in 2012 are an impaired intangible asset, and an impaired investment in affiliated Company. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Employee benefit plan:

Certain of the Company's U.S. employees are eligible to participate in a defined contribution pension plan (Plan).  Participants in the Plan may elect to defer a portion of their pre-tax earnings into the Plan, which is run by an independent party.  The Company makes pension contributions at rates varying up to 10% of the participant's pensionable salary. Contributions to the Plan are recorded as an expense in the consolidated statements of operations.

Candela's U.S. operations maintain a retirement plan (Candela U.S. Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the Candela U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. Candela matches 50% of each participant's contributions up to a maximum of 6% of the participant's elective deferral.  Each participant may contribute a percentage of their pay or a flat dollar amount.  Contributions to the Candela U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of operations.

Total contributions for the years ended December 31, 2012, 2011 and 2010 were $255, $297 and $320, respectively.

Syneron's U.S. operations maintain a retirement plan (Syneron U.S. Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Participants in the Syneron U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant's elective deferrals that do not exceed 3% of the participant's compensation, plus 50% of the portion of the participant's elective deferrals on the next 2% of compensation for the Plan year.  Each participant may contribute from 1% to 50% of compensation on a pretax basis up to the maximum permitted by the Internal Revenue Code.  Contributions to Syneron's U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of operations.

Total contributions for the years ended December 31, 2012, 2011 and 2010 were $196, $166 and $201, respectively.

Severance pay:

The Company's liability for severance pay to its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or portion thereof. The Company's liability for all of its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheet.

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

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010 amounted to approximately $744, $755 and $638, respectively.

u.	Shipping and handling costs:

Shipping and handling costs, which amounted to $6,475, $4,408 and $3,611 for the years ended December 31, 2012, 2011 and 2010, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company's point of manufacturing directly to customers, distributors and international subsidiaries.

v.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $6,334, $5,723 and $2,727, respectively.

w.	Legal expenses:

Legal expenses are charged to the statement of operations as incurred.

x.	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivative instruments, marketable securities, and trade receivables.

The majority of the Group's cash and cash equivalents and banks deposits are invested in dollar instruments of major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing and that, accordingly, low credit risk exists with respect to these investments.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investments in highly rated debentures of U.S. and Israeli, corporations and governmental bonds. Based on the above and the fact that the portfolio is well diversified, management believes that low credit risk exists with respect to these marketable securities. The Company has implemented additional measures with respect to its investment policy. Such measures include among others: reducing credit exposure to corporate sector securities and increasing the overall credit quality of the portfolio.

The Company and its subsidiaries have no material off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements, except those mentioned in note 14.

The Company's trade receivables are derived mainly from sales to large independent distributors and to end-users world-wide. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those specific amounts that the Company has determined to be doubtful of collection.

The following table provides details of the change in the Company's allowance for doubtful accounts:

	December 31,
	2012	2011	2010

Balance at the beginning of the year	$5,478	$7,704	$7,561
Charged to expenses, net of recoveries	1,782	(847)	2,783
Write-off	(523)	(1,443)	(2,110)
Exchange rate	55	64	(530)

Balance at the end of the year	$6,792	$5,478	$7,704

y. Warranty:

The Company provides a one to three year standard warranty for its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company's warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides details of the change in the Company's product warranty accrual:

	December 31,
	2012	2011	2010

Warranty provision at the beginning of the year	$6,514	$6,854	$2,679
Warranty accounts related to the acquisition of Candela	-	-	3,980
Warranty accounts related to the acquisition of Ultrashape	44	-	-
Charged to costs and expenses relating to new sales	9,058	7,856	8,202
Costs of product warranty claims	(8,419)	(8,196)	(8,007)

Warranty provision at the end of the year	$7,197	$6,514	$6,854

z.	Comprehensive income (loss):

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

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance and elected to present the comprehensive income in two separate but consecutive statements.

aa.	Treasury shares:

The Company repurchased its ordinary shares on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction in equity.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

ac.	Impact of recently issued accounting standards:

In July 2012, the FASB issued an update to the authoritative guidance related to testing indefinite-lived intangible assets impairment. This update gives an entity option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance does not have a material impact on the Company consolidated financial statements.

In February 2013, the FASB issued and accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standard update is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance does not have a material impact on the Company financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$3,548	$-	$-	$3,548

Available-for-sale - matures within one year:
Certificate of deposit	5,658	11	(1)	5,668
Government debentures - fixed interest rate	2,617	43	-	2,660
Government sponsored enterprises - fixed interest rate	4,558	-	-	4,558
Corporate debentures - fixed interest rate	2,609	2	(9)	2,602

	15,442	56	(10)	15,488
Available-for-sale - matures after one year through three years:
Certificate of deposit	3,260	16	-	3,276
Government debentures - fixed interest rate	1,570	72	-	1,642
Government sponsored enterprises - fixed interest rate	8,671	4	(2)	8,673
Corporate debentures - fixed interest rate	13,669	96	(34)	13,731

	27,170	188	(36)	27,322
Available-for-sale - matures after three years through five years:
Corporate debentures - fixed interest rate	1,531	-	(17)	1,514

Available-for-sale - matures after five years:
ARS	1,387	-	(157)	1,230

	$49,078	$244	$(220)	49,102

Reclassification of certain securities to long-term				7,966

				$41,136

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-           AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

	December 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$23,091	$4	$(20)	$23,075

Available-for-sale - matures within one year:
Government debentures - fixed interest rate	14,331	6	-	14,337
Government sponsored enterprises - fixed interest rate	7,011	-	-	7,011
Corporate debentures - fixed interest rate	23,022	39	(29)	23,032

	44,364	45	(29)	44,380
Available-for-sale - matures after one year through three years:
Government debentures - fixed interest rate	8,688	188	(69)	8,807

Corporate debentures - fixed interest rate	8,448	32	(2)	8,478

	17,136	220	(71)	17,285
Available-for-sale - matures after five years:
ARS	1,482	-	(169)	1,313

	$86,073	$269	$(289)	86,053
Reclassification of certain securities to long-term				15,590

				$70,463

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-           AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

The table below presents the fair value of investments in available-for-sale securities that have been in an unrealized loss position as of December 31, 2012 and 2011 and the length of time that those investments have been in a continuous loss position:

	December 31, 2012
	Less than 12 months		12 months or longer			Total
	Fair value	Unrealized losses	Fair value	Unrealized losses		Fair value	Unrealized losses

Government sponsored enterprises	$500	$2	$1,002	$	*) -	$1,502	$2
Corporate debentures	7,061	60	-		-	7,061	60
ARS	-	-	1,230		157	1,230	157
Certificate of deposit	1,019	*) -	244		1	1,263	1

	$8,580	$62	$2,476		$158	$11,056	$220

	December 31, 2011
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government sponsored enterprises	$5,099	$69	$-	$-	$5,099	$69
Corporate debentures	14,902	31	-	-	14,902	31
ARS	-	-	1,313	169	1,313	169
Money market funds	18,848	20	-	-	18,848	20

	38,849	$120	$1,313	$169	$40,162	$289

*)	Represents an amount lower than $1.

As of December 31, 2012 and 2011, there were 21 and 52 securities in a loss position, respectively.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized gross realized gains of $2, $47 and $4, respectively, and gross realized losses of $0, $42 and $380, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income, net, in the Company's consolidated statements of operations.

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities, foreign currency derivative contracts and contingent considerations at fair value. Marketable securities are classified within Level 1 or Level 2 because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in ARS and liabilities with respect to contingent considerations are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$17,847	$-	$17,847
ARS	-	-	1,230	1,230
Government debentures	-	4,302	-	4,302
Government sponsored enterprises	-	13,231	-	13,231
Money markets funds	12,492	-	-	12,492
Foreign currency derivatives	-	152	-	152

Total	$12,492	$35,532	$1,230	$49,254

Liabilities:
Contingent consideration	$-	$-	$6,750	$6,750

Total	$-	$-	$6,750	$6,750

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$31,510	$-	$31,510
ARS	-	-	1,313	1,313
Government debentures	-	23,144	-	23,144
Government sponsored enterprises	-	7,011	-	7,011
Money markets funds	23,075	-	-	23,075
Foreign currency derivatives	-	1,100	-	1,100

Total	$23,075	$62,765	$1,313	$87,153

Liabilities:
Contingent consideration	$-	$-	$2,535	$2,535

Total	$-	$-	$2,535	$2,535

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The estimated fair value of the Company's ARS holdings and collateralized debt obligations investment as of December 31, 2012 and 2011 were $1,230 and $1,313, respectively, which reflects cumulative impairment of $2,813 and $2,818, respectively, below their cost.

The table below presents the changes in Level 3 investments measured on a recurring basis:

	December 31,
	2012	2011

Balance at the beginning of the year	$1,313	$6,417
Changes in realized and unrealized gains and losses included in earnings	5	246
Sales (*)	(100)	(5,350)
Changes in unrealized gains included in Other comprehensive income	12	-

Balance at the end of the year	$1,230	$1,313

(*)
During 2012, the Company sold ARS with carrying amount of $95 for a total consideration of $100, which reflects a gain of $5. During 2011, the Company sold ARS with par value of $5,350 for a total consideration of $5,350, which reflects a gain of $42 over the carrying amount.

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis and related to business combinations of Primaeva Medical, Inc. (Primaeva) in October 2009 and THB in December 2010 and from RBT investment in May 2012:

	December 31,
	2012	2011

Fair value at the beginning of the year	$2,535	$11,365
Acquisition date fair value of contingent consideration related to additional investment in RBT (see note 1b5)	6,125	-
Changes in the fair value of contingent consideration, net (*)	(1,910)	(8,830)

Fair value at the end of the year	$6,750	$2,535

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

(*)
The fair value of the contingent consideration related to the acquisition of Primaeva was $0 for both years ended December 31, 2012 and 2011. The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until December 31, 2012 and the Company will be required to pay the contingent consideration. The Company recorded in 2011, due to changes in fair value, an income in the amount of $8,956 in the statements of operations under "other expenses (income), net". On December 31, 2012, the revenues milestone was not achieved and no payments to Primaeva's former shareholders were due.

The fair value of the contingent consideration related to the acquisition of THB was approximately $0 and $2,535 for the years ended December 31, 2012 and 2011, respectively. The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until May 31, 2013 and the Company will be required to pay the contingent consideration. The Company recorded in 2012 and 2011, due to changes in fair value, an income in the amount of $2,535 and expenses of $126, respectively, in the statements of operations under other expenses (income), net.

The fair value of the contingent consideration related to the additional investment in RBT was $6,750 as of December 31, 2012. The Company recorded in 2012 due to changes in fair value, expenses of $625 in the statements of operations under other expenses (income), net.

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2012 and 2011 consisted of intangible assets and investment in affiliated companies. As of December 31, 2012 and 2011, certain intangible assets were written down to their estimated fair values of $4,281 and $530, resulting in an impairment charge of $3,370 and $123, respectively which were included in other expenses (income), net in the Statement of operations. The fair value for such assets were calculated by a third party appraisal using the discounted cash flow which uses significant unobservable inputs which require significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature (see also Note 16 and Note 7).

During 2012, an investment in affiliated company with a carrying amount of $200 was written down to its estimated fair values of $0, resulting in an impairment charge of $200. During 2011, an investment in another affiliated company with a carrying amount of $9,387 was written down to its estimated fair value of $0, resulting in an impairment charge of $9,387 which was recorded in the statements of Operations under other expenses (income), net (see also Note 17).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Prepaid expenses and advanced payments	$5,407	$4,340
Deferred taxes	3,266	1,619
Government authorities	919	903
Deposits with escrow agent (see also Note 1b3)	1,760	-
Derivative instruments	152	1,100
Other receivables	1,059	929

	$12,563	$8,891

NOTE 6:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$12,552	$10,986
Work in process	2,250	1,772
Finished products	22,060	18,411

	$36,862	$31,169

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2012	2011

Investment in QRay Ltd. (QRay) (1)	$-	$200
Investment in Juvenis Ltd. (Juvenis) (2)	1,000	-

	$1,000	$200

(1)
The Company invested $1,050 in QRay in consideration of 9% of QRay's share capital. During 2010, the Company wrote down the carrying amount of the investment in QRay from $1,050 to its fair value of $200. During 2012 the Company wrote down its entire investment in QRay to its fair value of $0. The impairments charges were included in "other expenses (income), net" in operating expenses in the Statements of Operations

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

(2)
On March 15, 2012, Syneron invested in Juvenis, an Israel-based company focused on commercializing advanced biopolymer compounds for use in aesthetic tissue augmentation. Under terms of the agreement, Syneron made an initial investment in Juvenis of $1,000 in cash, with potential additional development milestone payments totaling $3,000.

NOTE 8:-           PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	$11,681	$9,636
Leasehold improvements	2,082	1,865
Office furniture and equipment	2,048	2,105

	15,811	13,606
Accumulated depreciation:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	7,135	6,845
Leasehold improvements	1,708	1,696
Office furniture and equipment	820	910

	9,663	9,451

Depreciated cost	$6,148	$4,155

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 were $3,104, $1,990 and $2,473, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average	December 31,
	remaining useful life (years)	2012	2011
Original cost:

Patent	-	$1,899	$1,899
Distribution agreements	3.0	1,600	1,600
Brand name	1.0	295	295
In process R&D (*)	1.7	2,666	773
Developed technologies (*)	4.5	28,852	29,533
Trade name	8.0	3,300	3,300
Non-compete covenant	-	1,200	1,200
Customer relationships	3.9	10,773	8,930
Distribution exclusivity (*)	1.3	1,632	1,632

		52,217	49,162
Accumulated amortization:

Patent		1,899	1,899
Distribution agreements		506	363
Brand name		251	206
In process R&D		63	-
Developed technology		8,386	7,017
Trade name		900	600
Non-compete covenant		1,200	800
Customer relationships		7,360	5,717
Distribution exclusivity		1,219	747

		21,784	17,349

Amortized cost		$30,433	$31,813

(*)
During the years ended December 31, 2012, 2011 and 2010, the Company recorded an impairment charge in the total amount of $3,370, $123 and $1,319, respectively. The impairment charge in 2012 was attributed to in-process R&D and developed technology in the amounts of $510 and $2,860, respectively. The impairment charge in 2011 was attributed to distribution exclusivity license in the amount of $123. The impairment charge in 2010 was attributed to in-process R&D and to developed technology in the amounts of $720 and $599, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

During 2012, 2011 and 2010, the Company recorded amortization expenses in the amount of $7,877, $8,058 and $6,908, respectively. The annual amortization expense relating to intangible assets as of December 31, 2012 is estimated to be as follows:

2013	$6,464
2014	5,190
2015	5,188
2016	4,427
2017	3,566
Thereafter	5,598

Total	$30,433

NOTE 10:-        GOODWILL

Changes in goodwill for the years ended December 31, 2012 and 2011, by reporting unit are as follows:

	Syneron	LI	Fluorinex	RBT	THB	Ultrashape	Transpharma	Total

As of January 1, 2011	$8,206	$2,950	$1,501	$2,528	$3,394	$-	$-	$18,579
Acquisitions and others	-	55	-	-	233	-	-	288

As of December 31, 2011	8,206	3,005	1,501	2,528	3,627	-	-	18,867
Acquisitions and others	-	73	-	-	-	5,544	1,185	6,802
Impairment (see note 2m)	-	-	(450)	-	-	-	-	(450)

As of December 31, 2012	$8,206	$3,078	$1,051	$2,528	$3,627	$5,544	$1,185	$25,219

NOTE 11:-	SHORT-TERM BANK CREDIT

As part of the acquisition of THB (see also Note 1b7), the Company assumed THB's short-term bank credit lines. The credit lines were obtained at an average interest rate of 3.0%. During February 2011, the Company repaid the entire amounts under THB's credit lines.

During December 2011, RBT obtained a line of credit of up to $2,000 that bears interest at LIBOR plus 2.3%. As of December 31, 2011, RBT utilized a total of $1,082 of this line of credit. During June 2012, the Company repaid the entire amounts under RBT's line of credit.

NOTE 12:-	DEFERRED REVENUES

The Company offers extended warranty contracts, generally for periods of one to three years that may be purchased after the standard warranty period has expired. The Company recognizes extended warranty contract revenue ratably over the life of the contract.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEFERRED REVENUES (Cont.)

The following table reflects changes in the Company's deferred revenue during the years ended December 31:

	December 31,
	2012	2011

Balance at the beginning of the year	$15,662	$17,960

Deferral of new sales	11,957	11,089
Recognition of previously deferred revenue	(11,550)	(13,432)
Foreign currency translation adjustments	(159)	45

Balance at the end of the year	$15,910	$15,662

The following table reflects the Company's current and long-term deferred revenues:

	December 31,
	2012	2011

Total deferred revenues	$15,910	$15,662
Less - current portion	11,986	11,550

Long-term deferred revenues	$3,924	$4,112

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Warranty accruals	$6,489	$5,950
Accrued expenses	15,749	11,051
Voluntary field action (*)	1,496	3,200
Accrued commission	3,493	3,202
Employees and related expenses	8,503	10,043
Tax authorities	14,149	8,206
Other payables	10	52

	$49,889	$41,704

(*)
In January 2012, the Company stopped selling LiteTouch dental laser systems in Europe as a result of a test of the LiteTouch product initiated in the fourth quarter of 2011, which concluded that LiteTouch systems currently on the European market are not fully compliant with certain Electromagnetic Compatibility (EMC) requirements of the European Norm standard. As a result, the Company initiated a voluntary field action in order to replace the noncompliant install base in Europe at a total cost of $3,200, which was recorded as cost of revenue in 2011. During the third quarter of 2012, the Company gained CE mark for the LiteTouch II dental laser and resumed sale activity and the replacement of noncompliance LiteTouch dental laser systems.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS

The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2012	2011
Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange contracts	Other accounts receivable and prepaid expenses	$152	$139
Derivatives designated and qualified as fair value hedging instruments:
Foreign exchange contracts	Other accounts receivable and prepaid expenses	-	639
Total derivatives designated as hedging instruments		$152	$778

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other accounts receivable and prepaid expenses	$-	$322

Total derivatives not designated as hedging instruments		$-	$322

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (OCI) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2012	2011	2010

Foreign exchange contracts	$138	$177	$-

Total	$138	$177	$-

	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
	2012	2011	2010
Location
Revenues	$156	$77	$-
Operating expenses	(95)	25	-

Total	$61	$102	$-

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

	Gain (loss) recognized in income on derivatives
		December 31,
	Location	2012	2011	2010

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Financial income, net	$89	$65	$296

Total		$89	$65	$296

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

1.
In June 2004, the Company entered into an agreement effective from December 1, 2003 until December 1, 2021, for using the know-how of Tensor Technologies LLC ("Tensor"). For the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

On December 23, 2008, the Company received a letter from Tensor Technologies LLC (Tensor) claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement dated June 24, 2004 between the Company and Tensor (as amended). On February 19, 2009, the Company sent Tensor a letter denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration and started the arbitration process. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. On April 8, 2012, the arbitrator ruled that the Company must pay Tensor a sum of $2,100 plus interest. On September 13, 2012, the arbitrator’s ruling was approved by the District Court of Haifa and the Company subsequently paid Tensor.

Royalty expenses amounted to $1,163, $525 and $602 for the years ended December 31, 2012, 2011 and 2010, respectively, were recorded as part of cost of revenues.

2.
In August 2005, Candela entered into an agreement with the Regents of the University of California ("Regents") for exclusive license rights to the Dynamic Cooling Device ("DCD"), subject to certain limited license rights of Cool Touch, Inc. ("Cool Touch"), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cool Touch, a subsidiary of New Star Technology, Inc., obtained a license to the DCD on a co-exclusive basis with the Company, in certain narrower fields of use.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2015 of $300. The multi-year annual fee of $300 was paid to the Regents in a lump sum of $3,000 and is being amortized over the remaining life of the patent agreement, which as of December 31, 2012 was approximately two and a half years.

As of December 31, 2012 and 2011, the unamortized portion of the license fee payment was reflected as follows: $300 is included in other receivables for both years and $450 and $750 are included in long-term assets, respectively.

In addition, Candela's agreement with the Regents called for a minimum annual royalty obligation of $500. Candela's royalty obligation was 3% up to a certain level ("Net Sale Rate") of net sales and 2% above the Net Sale Rate. On June 30, 2011 Candela signed on an amendment to the license agreementeffective July 1, 2011, that increased the minimum annual royalty obligation to $750 beginning in the calendar year 2012. According to the amendment the Net Sale Rate was increased.

 Royalty expenses and license fees were amounted to $2,683, $2,529 and $2,552 for the years ended December 31, 2012, 2011 and 2010, respectively. The royalty and the amortization of the annual license fee payment are recorded as part of cost of revenues.

3.
On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and Massachusetts General Hospital ending a patent disputes on mutually agreeable terms. According to the agreement, Palomar granted Syneron Inc. and its affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, royalty bearing license in the U.S. to Patents for consumer home-use lamp- based hair removal products. The Company will pay royalties to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. In addition, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents. As of December 31, 2012 the Company didn’t record any payment or accrual in regard to the Palomar royalties.

b.	Leases:

The Company leases several facilities and automobiles under non-cancelable lease agreements. The facility leases can be adjusted for increases in maintenance and insurance costs above specified levels. In addition, certain facility leases contain escalation provisions based on certain inflationary indices. These operating leases expire in various years through fiscal year 2018. These leases may be renewed for periods ranging from one to five years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2012, are as follows:

Year ended December 31,

2013	$4,892
2014	3,695
2015	2,681
2016	1,918
2017	458
2018	203

$13,847

Rent expenses amounted to $3,195, $2,968 and $3,391 for the years ended December 31, 2012, 2011 and 2010, respectively.

c.	Legal claims:

1.
An action against Syneron, Inc. was commenced in the U.S. on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleges negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and seeks $2,000 in damages. On December 2, 2010, Syneron, Inc. served its answer as well as cross claims against the codefendant doctor and physician’s assistant. The codefendant doctor and physician’s assistant have asserted cross-claims against Syneron, Inc., which Syneron, Inc. denied. The case remains pending and is in the discovery phase of litigation with most of the depositions completed. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

2.
On August 15, 2010, a former sales representative, sued the Company in Israel, for breach of employment agreement with the Company and demanding $1,500 (NIS 5,700,000). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1,300 (NIS 4,800,000). Following the second preliminary hearing, the plaintiff consented to limit the claim to $800 (NIS 3,000,000). An additional evidentiary hearing is scheduled for May 27, 2013. In parallel to these proceedings, the parties agreed to a mediation process that is still ongoing. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. On July 5, 2011, a pre-trial hearing took place, and the parties accepted the court's proposal to transfer the dispute to mediation. The mediation process failed, and on April 29, 2012 the plaintiff filed an amended statement of claim seeking declaratory relief and monetary relief in the amount of approximately $ 3,831 (NIS 14,300,000)). Court sessions to hear the parties’ witnesses were held during February 2013. Closing arguments will be heard on March 24, 2013. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

4.
On April 27, 2011, a lawsuit was filed by the Company's former French distributor, Delta Medical, for damages in the amount of approximately $3,559 (Euro 2,700,000) for lost earnings due to the termination of the distribution agreement. The Company filed its submissions for the defense claiming that, since there is an applicable arbitration clause in the distribution agreement, the Court of Commerce in Lille has no jurisdiction in the case.  The Court of Commerce ruled on April 26, 2012 that it has no jurisdiction to hear the case and Delta Medical's lawyer did not challenge the decision before the Court of Appeals. The Company assessed that contingent loss related to this claim is remote, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

5.
In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1,700, and compensation for the damage to its reputation in the amount of $500. The Company is of the opinion that Estetitek's complaint is frivolous and that Estetitek has a debt to the Company in the sum of $400 for various Syneron equipment. On December 12, 2011, Estetitek's parent company, DDM, filed a claim with the arbitrator stating that Syneron's breach damaged DDM's reputation. On January 25, 2012, the arbitrator dismissed DDM's claim. On March 11, 2012, Syneron filed a statement of defense and a statement of claim against Estetitek. On the Company's motion, the arbitrator accepted the motion and ordered Estetitek to deposit $30 in favor of the Company's expenses. On October 3, 2012, the arbitrator rejected the Company’s motion asking Estetitek to deposit money to insure that the arbitration verdict in favor of the company will be fulfilled. On December 3, 2012, the Company filed an answer to the statement of defense filed by Estetitek. The parties’ written affidavits will be filed with the arbitrator in the next few months. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

6.
During 2010, Candela received correspondence from BioCell, L.P. claiming that it improperly terminated a distribution agreement with BioCell. BioCell claims damages in the amount of $400. Candela has issued a response contesting the claim of improper termination and any resulting damages. The Company assessed contingent losses related to this claim and recorded $50 for the loss contingencies.

7.
A claim was brought against the Company’s subsidiary, Candela, by Tout Pour le Laser (TPL), seeking damages and legal fees in the amount of $2,900 (Euro 2,300,000) for public denigration, unfair competition and economic parasitism. On June 15, 2012, the Court rejected TPL’s claim and ordered TPL to pay Candela’s legal expenses in the amount of Euro 2,000.  TPL did not appeal the judgment and paid Candela’s legal expenses.

8.
On July 26, 2010, Syneron filed a lawsuit against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. Syneron, which claims that various VelaShape components were used in Viora’s machine, (called Reaction), is suing for misappropriation of trade secrets and infringement. Syneron is seeking the following remedies, among others: (i) permanent injunction prohibiting manufacturing, exporting, importing, marketing and making any other use (including servicing) of the Reaction; (ii) injunction to refrain from using Syneron’s intellectual property and commercial secrets; and (iii) monetary compensation in the amount of $2,600 (the Company has reserved the right to revise this amount).  The parties submitted testimony declarations and expert opinions, and court sessions to take witness testimony are scheduled for October-November 2013.

9.
From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $325 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company does not believe that it has at this time un-asserted claims that are probable of being asserted.  In addition, the Company believes that none of the legal proceedings, if adversely decided against the Company, will have a material adverse effect upon the Company's financial position, results of operations, or liquidity. While the Company believes that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. During the year ended December 31, 2012 the Company settled various legal claims and paid an amount of $140.

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

In 2004, Syneron adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for the United States, Canada and the rest of the world) (collectively the 2004 Plans). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it sees fit.

As of December 31, 2012, options to purchase 3,929,934 ordinary shares were available for grant under the 2004 Plans.

Under the 2004 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of three to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to four years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

c.
Candela's option plan:

As of December 31, 2012, there were 591,489 outstanding options and stock appreciation rights (SARs), granted under Candela Awards. Each option or SAR granted under this plan expires on the date specified by the compensation committee of Candela, but not more than 10 years from the date of grant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-        EQUITY (Cont.)

SARs provide the holder the right to receive an amount, payable in stock, cash or in any combination of these, as specified by a Committee established by the Board of Directors, equal to the excess of the market value of Candela's common shares on the date of exercise over the grant price at the time of the grant. No SARs or options were granted during 2012 from Candela option plan.

d.         Syneron Beauty option plan:

On June 17, 2011, the Board of Directors of Syneron Beauty adopted the 2011 Equity Incentive Plan pursuant to which employees, directors, and consultants may receive stock options exercisable into either shares of Syneron Beauty or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including vesting provisions, shall be determined by the administrator of the plan.  The exercise price of each option shall generally be the fair market value of Syneron Beauty on the date of the grant as determined by an independent valuation.  All options shall expire 10 years from the date of grant.   In addition, holders of Syneron Beauty options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Syneron Beauty, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Syneron Beauty and so long as Syneron Beauty remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Syneron Beauty subject to election (minus the applicable exercise price) divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of December 31, 2012, there were 13,100 options granted under the plan and no shares available or reserved for future issuance under the plan.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-        EQUITY (Cont.)

e.         Light Instruments Ltd. option plan:

January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees; officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan.  All options shall expire 10 years from the date of grant.   In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan).  The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.  As of December 31, 2012, there were 162,637 options granted under the plan and 248,060 shares available or reserved for future issuance under the plan.

f.
The following is a summary of activities relating to the Company's stock options and SAR's (excluding Syneron Beauty and Light Instruments options) granted to employees and directors among the Company's various plans during the year ended December 31, 2012:

			Aggregate
		Weighted	intrinsic
	Number of options	average exercise price	value (in thousands)

Outstanding at beginning of year	3,467,464	$13.35	-

Granted	1,602,502	$10.08	-

Exercised	(261,309)	$7.79	-

Forfeited	(441,760)	$11.74	-

Outstanding at end of year	4,366,897	$12.65	$1,674

Exercisable options at end of year	2,282,678	$14.71	$1,583

Vested and expected to vest	4,149,087	$12.76	$1,650

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-        EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2011 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amounts changes based on the fair market value of the Company's ordinary shares.

The following table summarizes the RSUs activity for the year ended December 31, 2012:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2012	29,558	$9.53
Granted	25,000	$11.15
Vested	(43,891)	$10.63
Forfeited	(395)	$10.39

Non-vested at December 31	10,272	$10.71

The fair value of non-vested RSUs is determined based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2012, 2011 and 2010, was $11.15, and, $9.16, and $10.27, respectively.

The total fair value of RSU's vested during the year ended December 31, 2012 was $466.

Aggregate intrinsic value, at the date of exercise, of options, SAR's and RSU's that were exercised during the years ended on December 31, 2012, 2011 and 2010 was $901, $4,001 and $2,049, respectively.

The options and SAR's outstanding as of December 31, 2012, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	88,441	6.03	$1.41	88,441	6.03	$1.41
$4.81	47,534	6.42	$4.81	47,534	6.42	$4.81
$7.25-11.31	3,035,302	5.36	$9.48	1,302,807	4.24	$8.91
$12.09-14.74	665,895	5.43	$13.19	314,171	5.30	$13.66
$16.05-52.67	529,725	1.70	$32.69	529,725	1.70	$32.69

$1.41-52.67	4,366,897	4.95	$12.65	2,282,678	3.91	$14.71

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-        EQUITY (Cont.)

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2012, 2011 and 2010 were:

	Year ended December 31,
	2012	2011	2010

Weighted average exercise prices	$10.08	$11.09	$10.51

Weighted average fair value on grant date	$3.94	$4.97	$5.40

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2012, 2011 and 2010 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2012	2011	2010

Volatility	42%	52%	57%
Risk-free interest rate	0.75%	2.07%	2.76%
Dividend yield	0%	0%	0%
Post-vesting cancellation rate *)	9.5%	7%	7%
Suboptimal exercise factor **)	2.0	2.5	2.8
Expected life (in years)	4.84	5.53	5.30

*)	The post-vest cancellation rate was calculated on a monthly basis and is presented on an annual basis.
**)	The ratio of the stock price to strike price at the time of exercise of the option.

Volatility is based on the historical volatility of the Company ordinary share, for a period equal to the stock options excepted life.

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

The total equity-based compensation expense recognized for the years ended December 31, 2012, 2011 and 2010, was comprised as follows:

	Year ended December 31,
	2012	2011	2010

Cost of revenues	$205	$40	$28
Research and development	616	726	808
Sales and marketing	1,257	1,058	809
General and administrative	2,656	1,576	1,551

Total equity-based compensation expense before taxes	$4,734	$3,400	$3,196

As of December 31, 2012, there was $7,109 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.32 years.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-        OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2012	2011	2010

Legal settlement (*)	$-	$31,000	$-
Bargain purchase price related to the acquisition of Candela (see also Note 1b6)	-	-	(8,525)
Impairment of intangibles assets (see also Note 9)	3,370	123	1,319
Impairment of goodwill (see also Note 2m)	450	-	-
Reevaluation of contingent consideration (see also Notes 1g, 1j and 4)	(1,836)	(8,830)	1,625
Impairment of investment in an affiliated company (**)(see also Note 7)	200	9,387	850
Other	105	528	193

Total	$2,289	$32,208	$(4,538)

(*)
On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and Massachusetts General Hospital ending the patent disputes on mutually agreeable terms. The comprehensive settlement agreement includes two Non-Exclusive Patent Licenses. Under the first agreement, Palomar granted Syneron Inc. and its Affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, worldwide, fully paid-up, and irrevocable license to the '568 and '844 Patents and foreign counterparts for their professional laser and lamp-based hair removal systems. Pursuant to this agreement, the Company paid Palomar $31,000, and Palomar received a royalty free license to certain Candela patents. Under the second agreement royalties will be paid according to certain levels of sales (refer to Note 15 a.3).

(**)
On November 22, 2010, the Company entered into an exclusive supply agreement (“the agreement”) with an existing customer of the Company (“the customer”). In connection with such agreement, the Company invested $9,169 in exchange for preferred units which constitute an immaterial percentage of the customer’s equity. The Company recorded the fair value of the preferred units received as part of the investments in affiliated companies and the fair value of the exclusive supply right in the amount of $1,400 was recorded as part of the intangible assets based on its fair value as was calculated by a third party appraisal. On October 5, 2011, the Company invested in this customer an additional $3,200 in exchange for additional preferred units. In December 2011, this customer filed for bankruptcy under protection of Chapter 11 of the U.S. Bankruptcy Code from which it emerged at the end of January 2012.  The Company expects to continue doing business under a new exclusive supply agreement concluded with this customer under its new ownership. During 2011, the Company wrote off $9,387, reflecting losses related to the Company’s investment in this customer.

NOTE 18:-        INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate: Israeli corporate tax rate in 2010, 2011 and 2012 was 25%, 24% and 25%, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

2.
Measurement of taxable income:

On February 26, 2008, the Israeli Parliament enacted the Income Tax Law (Inflationary Adjustments) (Amendment 20) (Restriction of Effective Period), 2008 (Inflationary Adjustments Amendment). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year, and as of the 2008 tax year, the provisions of the Law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

In accordance with ASC 740, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

3.
Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

4.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (Approved Enterprise) specified by the Law and the regulations published thereunder. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted.

On April 1, 2005, an amendment to the Law came into effect (Amendment) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

The Company has been granted the status of "Approved Enterprise", under the Law, for an eligible investment program in 2002 (i.e., Erection Program), and the status of "Privileged Enterprise" according to the Amendment to the Law, for eligible investments in 2005, 2007 and 2009 (Programs).

In accordance with the Law the Company has chosen to enjoy an "alternative benefits track" status. Accordingly, Syneron Medical Ltd.'s income attributed to the Programs is exempt from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income.

As an “Approved Enterprise” and a “Privileged Enterprise” of the Company in Israel, we are partly exempt from taxes on income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we are obligated to pay taxes on income from other sources, which are not integral to our “Approved Enterprise” and “Privileged Enterprise”.

In addition, it should be noted that some Israeli subsidiaries have a “Privileged Enterprise” status and are exempt from taxes on income derived from our “Privileged Enterprise”. The tax consequences of such status are not significant to the Company.

Out of the Company's retained earnings as of December 31, 2012, approximately $151,336 is tax-exempt earnings attributable to its Approved Enterprise programs and $70,516 is tax-exempt earnings attributable to its Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "alternative benefits track" (tax at the rate of 10%-25%). Under the Law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the Law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

As of December 31, 2012, if the income attributed to the Approved Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $23,247 (tax at the rate of 10%-25%). If income attributed to the Privileged Enterprise is distributed as a dividend, including upon liquidation, the Company will incur a tax liability in the amount of approximately up to $7,052 (tax at the rate of 10%-25%). These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company's board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as a dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved and Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in Approved Enterprises.

Should the Company fail to meet such requirements in the future, income attributable to its Programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

Income from sources other than the "Approved Enterprise" and/or “Privileged Enterprise” is subject to tax at regular Israeli corporate tax rate of 25%.

On January 2, 2011, new legislation amending the Law was adopted (Amendment No. 68). Under the Amendment No. 68, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current Law's incentives, which are limited to income from Approved or privileged Enterprises during their benefits period. Under Amendment No. 68, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

On November 5, 2012 the Knesset passed Amendment No. 69 and Temporary Order to the Law for the Encouragement of Capital Investments – 1959 (Temporary Order), which offers a reduced tax rate arrangement to companies that received an exemption from corporate tax under the aforesaid law. The Temporary Order provides that companies that choose to apply the Temporary Order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits (Beneficiary Corporate Tax Rate). The release of exempt profits will make it possible to distribute them without additional tax at the company level and will also make it possible to use the profits without the restrictions that applied to the use of the exempt profits.

The Beneficiary Corporate Tax Rate will be determined according to the rate of exempt profits the company chooses to release from its entire exempt profits, and will be between 40% and 70% of the corporate tax rate that would have applied to the revenue in the year it was produced if it had not been exempt, but in any event no less than 6%. Furthermore, a company that chooses to pay a beneficiary corporate tax rate will have to invest in an industrial enterprise up to 50% of the tax saving it obtained, within a period of five years beginning from the year of notice. Failure to comply with this condition will require the company to pay additional corporate tax.

The Company is still examining whether to apply the Temporary Order and as at the date of approval of the financial statements it has not yet decided on the matter.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax Rate
Australia	30%
Canada (*)	15%
Germany	28%
Hong Kong	16.5%
Japan	39.6%
Spain	30%
United States (*)	35%

(*) Federal

c.	Deferred taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011

Net operating loss carryforward of subsidiaries	$50,525	$43,158
Tax credits	3,080	2,565
Share-based compensation costs	2,487	2,445
Company's capital losses carryforward (1)	15,630	11,283
Bad debt reserve	831	790
Deferred revenues	1,907	2,130
Accrued warranty reserve	103	893
Accrued Severance	-	545
Intangible Assets – Patents	1,200	1,372
Other temporary differences	3,010	2,653

Total deferred tax asset before valuation allowance	78,773	67,834
Valuation allowance	(52,530)	(50,630)

Total deferred tax asset	26,243	17,204

Intangible assets acquired	(7,682)	(10,707)

Total deferred tax liability	(7,682)	(10,707)

Net deferred tax asset (2)	$18,561	$6,497

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

(1)	The Company has capital loss carryforwards resulting mainly from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

(2)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2012	2011

Other receivables	$3,266	$1,619

Deferred tax assets	18,390	10,060
Deferred tax liability	(3,095)	(5,182)

Net deferred tax asset	$18,561	$6,497

At December 31, 2012, the Company's U.S. subsidiaries had cumulative net operating losses (NOL) for US federal and state income tax return purposes of $88,498 and $63,985, respectively. The federal NOL carryforwards expire between 2025 and 2031. The state NOL carryforwards begin to expire in 2015. The federal and state NOL carryforwards for tax return purposes are $4,696 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

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

The Company has available Israeli carryforward capital tax loss of $42,396 and $42,914 in 2012 and 2011, respectively. The Company's Israeli subsidiaries have an available carryforward net operating tax loss of $71,650 and $19,077 in 2012 and 2011, respectively to offset against future tax profits for an indefinite period.

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective tax rate in the future. The American Taxpayer Relief Act of 2012 (Act) was signed into law on January 2, 2013. Because a change in tax law is accounted for in the period of enactment, certain provisions of the Act benefiting the Company’s 2012 U.S. federal taxes, including the research and experimentation credit, cannot be recognized in the Company’s 2012 financial results and instead will be reflected in the Company’s 2013 financial results. The Company will account for the R&D credit for 2012 as a discrete item in the 2013 first quarter tax provision.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

At December 31, 2012, the Company's U.S. subsidiaries had available federal research and development (R&D) tax credit carryforwards of approximately $1,604 expiring between 2026 and 2031, capital loss carryforwards of $13,444 expiring between 2013 and 2017, and minimum tax credits of approximately $623 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $850. Federal and state R&D credit carryforwards for tax return purposes are $586 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity.  For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $52,530 and $50,630 at December 31, 2012 and 2011, respectively. The Company’s U.S. subsidiary recorded a valuation allowance release of $15,027 on the basis of management’s reassessment of the amount of its deferred tax assets that are more likely than not to be realized.  The Company’s estimate of future book-taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards (“NOLs”).

For other entities, the Company has determined that the positive evidence outweighs the negative evidence for other deferred tax assets and concluded that these deferred tax assets are realizable on a "more likely than not" basis. This determination was based on many factors, including the following:  (i) the net temporary differences resulting in the deferred tax assets and in the deferred tax liabilities are expected to reverse in similar time periods; (ii) the history of utilizing tax benefits, (iii) certain significant costs that are not expected to occur in future periods, and (iv) expected future results of operations.

No amount for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximate $10,282 of accumulated foreign earnings to be indefinitely reinvested. The Company expects existing domestic cash and short-term investments and cash flows from operations to continue to be sufficient to fund the operating activities and cash commitments for investing and financing activities, and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Determination of the amount of income tax liability that would be incurred is not practicable.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

d.        Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2011 through December 31, 2012, were as follows:

Gross tax liabilities at January 1, 2011	$7,846

Additions based on tax positions related to the current year	1,171
Additions for tax positions of prior years	497
Reductions due to settlements with tax authorities	(627)
Reductions for positions of prior years	(25)

Gross tax liabilities at December 31, 2011	8,862

Additions based on tax positions related to the current year	6,917

Reductions for positions of prior years	(960)

Gross tax liabilities at December 31, 2012	$14,819

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2012 was approximately $14,819 of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate. The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheet.

The liability for unrecognized tax benefits as of December 31, 2012 and 2011 included accrued interest of $158 and $200, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2012:

Israel	-	2007 - present
United States	-	2009 - present
Australia	-	2008 - present
Germany	-	2008 - present
Canada	-	2008 - present
Japan	-	2009 - present
Spain	-	2008 - present

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

e.	Loss before taxes on income:

	Year ended December 31,
	2012	2011	2010

Domestic	$(21,890)	$(24,353)	$(23,116)
Foreign	15,047	(23,453)	(9,329)

	$(6,843)	$(47,806)	$(32,445)

f.	Taxes on income:

	Year ended December 31,
	2012	2011	2010
Current taxes:
Domestic	$6,782	$592	$(2,414)
Foreign	780	3,531	643

	7,562	4,123	(1,771)
Deferred taxes:
Domestic	(207)	(153)	(198)
Foreign	(11,857)	(26)	(3,141)

	(12,064)	(179)	(3,339)

Taxes on income (tax benefit)	$(4,502)	$3,944	$(5,110)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES (Cont.)

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2012	2011	2010

Loss before taxes on income	$(6,843)	$(47,806)	$(32,445)

Statutory tax rate	25%	24%	25%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$(1,711)	$(11,473)	$(8,111)
Increase in taxes resulting from "Approved/Privileged Enterprise" benefits	-	3,625	4,987
Difference in basis of measurement for tax purpose	2,984	(947)	452
Change in valuation allowance, net	(12,176)	19,151	(208)
Non-deductible stock-based compensation	122	511	471
Non-deductible expenses	257	(1,759)	1,256
State deferred taxes	(400)	(492)	(129)
Bargain purchase price	-	-	(3,101)
Increase in taxes resulting from tax settlement with tax authorities	-	697	-
Difference in tax rates	4,118	(3,161)	(933)
Tax contingencies	5,929	554	-
Return to provision	(3,449)	(2,915)	-
Pre-paid taxes	-	1,001	-

Others	(176)	(848)	206

Actual tax expense (benefit)	$(4,502)	$3,944	$(5,110)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-        FINANCIAL INCOME, NET

	Year ended December 31,
	2012	2011	2010
Income:

Interest on cash equivalents	$48	$82	$27
Gain and interest on available-for-sale marketable securities	758	1,607	1,884
Interest on bank deposits	681	189	-

Expenses:

Interest on short-term credit and bank commissions	(272)	(274)	(331)
Loss on available-for-sale marketable securities	-	(42)	(380)
Impairment of investments in marketable securities	-	-	(119)
Foreign currency translation adjustments, net	(290)	(547)	(364)

	$925	$1,015	$717

NOTE 20:-        SEGMENT REPORTING

a.	General:

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's chief operating decision-maker (CODM) in deciding how to allocate resources and assess performance. The Company's CODM is a combination of both its Chief Executive Officer and its Chief Financial Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating loss.

b.	The CODM evaluates the financial information under two reportable segments in accordance with ASC 280. The Company's operating segments are as follows:

1.
Professional Aesthetic Devices (PAD), in which the Company engaged in research, development marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market).

2.
Emerging Business Units (EBU), includes Syneron Beauty, RBT, Light Instruments and Fluorinex products. The Company provides these products in various countries throughout North America, Europe, Israel and Asia Pacific.

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

Segment operating loss is defined as loss from operations. Expenses included in segment operating loss consist principally of cost of revenues, selling and marketing costs, general and administrative costs and research and development costs.

The tables below present financial information for the Company's two reportable segments:

	Year ended December 31, 2012
	PAD	EBU	Total

Revenues from external customers	236,516	27,106	263,622
Operating income (loss)	7,802	(15,570)	(7,768)
Financial income (expenses), net	1,199	(274)	925
Income (loss) before taxes on income	9,001	(15,844)	(6,843)
Segment goodwill	14,935	10,284	25,219
Segment identifiable assets	270,420	23,459	293,879

	Year ended December 31, 2011
	PAD	EBU	Total

Revenues from external customers	$208,280	$20,041	$228,321
Operating loss	(31,422)	(17,434)	(48,856)
Financial income (expenses), net	1,226	(211)	1,015
Other income	35	-	35
Loss before taxes on income	(30,161)	(17,645)	(47,806)
Segment goodwill	8,206	10,661	18,867
Segment identifiable assets	$284,198	$19,946	$304,144

	Year ended December 31, 2010
	PAD	EBU	Total

Revenues from external customers	$185,601	$3,927	$189,528
Operating loss	(26,537)	(6,865)	(33,402)
Financial income (expenses), net	813	(96)	717
Other income	240	-	240
Loss before taxes on income	(25,484)	(6,961)	(32,445)
Segment goodwill	8,206	10,373	18,579
Segment identifiable assets	$350,904	$3,793	$354,697

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-        SEGMENT REPORTING (Cont.)

d.	Financial data relating to geographic areas:

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2012, 2011 and 2010. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2012		2011		2010
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$93,247	$3,467	$78,525	$1,924	$66,123	$1,808
Europe and Middle East (excluding Israel)	86,436	399	78,182	345	58,348	145
Asia Pacific	41,423	95	30,489	122	25,888	48
Japan	30,816	17	29,572	22	27,604	24
Israel	3,924	2,170	5,050	1,742	1,318	2,004
Others	7,776	-	6,503	-	10,247	-

	$263,622	$6,148	$228,321	$4,155	$189,528	$4,029

e.	Significant customers:

No major customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 2012, 2011 and 2010.

NOTE 21:-        NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2012	2011	2010
Numerator:

Net loss attributable to Syneron's shareholders	$(1,343)	$(50,795)	$(25,426)

Denominator:

Total weighted average number of shares outstanding used in computing basic and diluted net loss per share	35,474,693	35,158,191	34,369,105

Basic and diluted net loss per share	$(0.04)	$(1.44)	$(0.74)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-        NET LOSS PER SHARE (Cont.)

Anti-dilutive securities:

The following numbers of shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2012	2011	2010

Ordinary shares	4,513,130	3,603,423	3,811,838

NOTE 22:-	DISCLOSURE ON RELATED PARTIES TRANSACTION

The Company Chairman of the Board, Shimon Eckhouse, previously owned 9.85% of the issued and outstanding shares of RBT and, until February 29, 2012, served as chairman of the board of directors of RBT. Together with other RBT shareholders, Shimon Eckhouse sold his holdings in RBT to the Company on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5,000, (ii) an additional $5,000 to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15,240, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 21, 2013	Syneron Medical Ltd.

	By:	/s/ Louis Scafuri
Louis Scafuri
Chief Executive Officer