Form 20-F
period 2013-12-31
Syneron Medical Ltd.
filed 2014-03-19
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 000-50867

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

As of December 31, 2013, the Registrant had 36,630,586 Ordinary Shares outstanding (excluding treasury shares).

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

☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron,” “the Company,” “we,” “us,” “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2013. All references in this Annual Report on Form 20-F to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Forward-looking statements include, but are not limited to, statements about:

•	our expectation that our product services and consumables revenue will increase over time as a percentage of revenues and in absolute numbers as our installed base grows;

•
our anticipation that we will generate higher revenues and attractive margins as we expand our recurring-revenue business model, and our expectation that our acquisition of New Star Lasers, Inc., which conducts business as CoolTouch, Inc., will contribute to such business model going forward;

•	our belief that the demand for energy-based aesthetic treatments will continue to expand;

•
our expectation that market opportunities for our body-shaping and fat reduction business will grow and that the expansion of such business, including through our new VelaShape and UltraShape product families will increase our future revenues;

•	our belief that an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, have expanded their practice into aesthetic procedures;

•	our ability to make novel product introductions and upgrades, acquire new products, and identify new markets for our products;

•
our belief that Iluminage Beauty Ltd.'s products will capitalize on and enhance the growth potential of the emerging home-use aesthetic device market, and will develop and bring to consumers innovative, high performance beauty solutions;

•	our expectation that we will be successful in realizing the benefits and synergies arising out of our acquisitions, joint ventures, and other strategic initiatives;

•	our expectation that we will expand our presence in North America and the Asia Pacific region (APAC), including through the growth of our North American sales force and APAC sales infrastructure;

•	our belief that our expanded North American sales force will leverage the expected growth in the North American aesthetic products market;

•	the timing of, and our ability to, receive clearance for and expand our product offerings in the Chinese market;

•	our expectations regarding our research and development expenses, including our expectations regarding the development of product initiatives;

•
the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product initiatives, including our expectation of receiving FDA approval for UltraShape in the first quarter of 2014; and

•	our belief that we are currently in compliance, and our ability to maintain compliance, with government regulations and licenses.

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

The selected consolidated balance sheet data as of December 31, 2013 and 2012 and the selected consolidated statement of operations data for each of the years ended December 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, and the selected consolidated statement of operations data for the fiscal years ended December 31, 2010 and 2009 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. Dollars in thousands except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$54,726	$189,528	$228,321	$263,622	$256,915
Cost of revenues (*)	18,903	98,631	113,472	127,182	126,838

Gross profit	35,823	90,897	114,849	136,440	130,077
Operating expenses, net
Research and development (*)	13,220	26,837	28,334	29,936	29,996
Selling and marketing (*)	34,156	65,897	69,433	77,795	82,445
General and administrative (*)	16,478	36,103	33,730	34,188	28,378
Other expenses (income), net	(3,975)	(4,538)	32,208	2,289	(4,623)

Total operating expenses, net (*)	59,879	124,299	163,705	144,208	136,196

Operating loss(*)	(24,056)	(33,402)	(48,856)	(7,768)	(6,119)

Financial income, net	2,097	717	1,015	925	26
Other income	562	240	35	-	-

Loss before taxes on income	(21,397)	(32,445)	(47,806)	(6,843)	(6,093)
Taxes on income (tax benefit)	3,240	(5,110)	3,944	(4,502)	(7,640)

Consolidated net income (loss)	(24,637)	(27,335)	(51,750)	(2,341)	1,547
Net loss attributable to non- controlling interest	1,050	1,909	955	998	100
Net income (loss) attributable to Syneron's shareholders	(23,587)	(25,426)	(50,795)	(1,343)	1,647
Net earnings (loss) per share:
Basic	$(0.86)	$(0.74)	$(1.44)	$(0.04)	$0.04
Diluted	$(0.86)	$(0.74)	$(1.44)	$(0.04)	$0.04

Weighted-average number of shares used in actual per share calculations:
Basic	27,526	34,369	35,158	35,475	35,922
Diluted	27,526	34,369	35,158	35,475	36,204

(*) Includes the following stock based compensation charges:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)

Cost of revenues	$28	$28	$40	$205	$288
Research and development	528	808	726	616	766
Selling and marketing	1,421	809	1,058	1,258	1,258
General and administrative	2,287	1,551	1,576	2,656	2,177

	2009	2010	2011	2012	2013

Consolidated Balance Sheet Data
Cash and investments portfolio	$206,130	$217,533	$171,061	$135,981	$108,540
Working capital	191,815	186,327	164,483	145,662	127,656
Investments in affiliated companies	1,050	7,969	200	1,000	24,720
Total assets excluding investments in affiliated companies	269,217	365,307	322,811	318,098	280,757
Total assets	270,267	373,276	323,011	319,098	305,477
Total liabilities	43,009	94,740	88,319	96,969	73,688
Retained earnings	130,751	105,325	54,530	53,187	54,834
Equity	227,258	278,536	234,692	222,129	231,789
Number of outstanding ordinary shares, par value NIS 0.01 per share	27,601,264	34,674,889	35,328,771	35,608,730	36,630,586

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We have developed products for the treatment of a wide variety of cosmetic and medical indications including hair removal on all skin types; skin rejuvenation, skin resurfacing and wrinkle reduction; vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas; tattoo removal, skin resurfacing scars, stretch marks and warts; removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito; acne and acne scars; sebaceous hyperplasia; pseudofolliculitis barbae (beard bumps or PFB); treatment for the temporary reduction in the appearance of cellulite; reduction in thigh and abdomen circumference and fat removal; and skin brightening topical products. Our failure to continue to penetrate our current market and penetrate new markets with our products, or manage the manufacturing and distribution of multiple products, could negatively impact our business, financial condition and results of operations.

The success of most of Syneron's products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology, and the adoption and acceptance of other technologies and products that we develop or acquire. The rate of adoption and acceptance may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, widespread acceptance of other technologies and changes in the competitive landscape. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products and treatment modules that either add to or improve our current products and treatment protocols;

•	grow sales of our consumables business, treatment modules and recurring revenue streams;

•	convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices;

•
sell our products to customers who have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians, ENT specialists, other specialists and non-medical professionals;

•	identify new markets and emerging technological trends in our target markets and react effectively to technological changes;

•	maintain effective sales and marketing strategies; and

•	optimize our sales force by creating effective business alliances with distribution partners.

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

Demand for our products varies from quarter to quarter, and these variations may cause our revenue to fluctuate significantly. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors over which we have limited control may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, due to the general lack of reimbursement by third-party payors;

•	availability of attractive equipment financing terms for our customers, which may be negatively influenced by the current economic climate;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our direct sales force and independent distributors;

•	delays in, or failures of, product and component deliveries by our subcontractors and suppliers;

•	delays in new product introductions; and

•	exchange rate fluctuations among the various currencies in which we do business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology. As of March 1, 2014, our patent portfolio consisted of 67 issued U.S. patents, and 96 patent applications pending in the U.S. (with an additional 398 applications pending internationally and 127 issued international patents), related to 114 patent families regarding our technology and products. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

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

An increasing amount of intangible assets, goodwill and investments in affiliated companies on our books may lead to significant impairment charges in the future.

The amount of goodwill, intangible assets and investments in affiliated companies on our consolidated balance sheet is significant. We regularly review our intangible and tangible assets, including identifiable intangible assets, investments in affiliated companies and goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing may lead to significant impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed description of how we determine whether impairment has occurred, what factors could result in impairment and the impact of impairment charges on our results of operations, see Item 5.A "Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies and Estimates – Impairment of Goodwill and Intangible Assets" and Notes 2.m, 9 and 10 of our audited consolidated financial statements included in this Annual Report on Form 20-F.

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

We may also become involved in intellectual property litigation in the future. Although we may try to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, if at all. We may also become involved in litigation to protect the patents associated with our products, Following a successful third-party action for infringement, we may be required to pay substantial damages and, if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer significantly as a result. Infringement and other intellectual property claims, either against us or to protect our own intellectual property rights, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. If we are unsuccessful in defending against such litigation, a court could require us to pay substantial damages, or prohibit us from using and selling technologies essential to our products. Any of these events would have a material adverse effect on our business, results of operations and financial condition. Furthermore, we do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement.

We may become involved in litigation to protect the trademark rights associated with our company name or the names of our products. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we have to change the name of our products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Please see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

If we are not successful in coordinating our business with that of our subsidiaries and in establishing efficient arrangements and agreements with such subsidiaries, then the benefits of the acquisitions that we completed in the last few years will not be fully realized and our business and the market price of our ordinary shares may be negatively affected.

In the last six years, we have acquired various companies.  As of March 1, 2014, we and our subsidiaries had approximately 625 employees in a total of 14 subsidiaries around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

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

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., and Zeltiq Aesthetics, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and several other smaller specialized companies such as Ulthera, Inc. and Lutronic, Inc.  Competition with these companies could result in reduced prices and profit margins and loss of market share, any of which could harm our business, financial condition and results of operations. We also face competition from medical products, including Botox and other neurotoxins, hyaluronic acid injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to radio frequency, light, laser-based or ultrasound technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

•	product performance (procedure outcome and time required to achieve result);

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels; and

•	marketing support to help build our customers’ practices.

Some of our competitors have well-established products and customer relationships, which could inhibit our market penetration efforts. Potential customers may also need to recoup the cost of expensive products that they had already purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have greater financial, research and development, manufacturing, and sales and marketing resources than we do. Our competitors could use their greater financial resources to acquire other companies, to gain enhanced name recognition and market share, as well as to acquire or develop new technologies or products that could effectively compete with our existing product lines.

We outsource a significant portion of the manufacturing of our products to a small number of manufacturing subcontractors. If our subcontractors’ operations are interrupted or if our orders exceed our subcontractors’ manufacturing capacity, we may not be able to deliver our products to customers on time.

           We outsource the manufacturing of products under the brand name of Syneron to two subcontractors located in Israel, and some of our consumable treatment modules to a subcontractor in China. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, the subcontractors located in Israel on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture product of the required quality.

We manufacture, assemble and test our Candela line of products in our U.S. manufacturing facility.  If our facility is damaged or becomes inoperative, we may not be able to deliver our products to customers on time.

We operate an approximately 38,000-square-foot manufacturing facility in Wayland, Massachusetts at which we manufacture, assemble and test our Candela line of products.  The products from this facility constituted a substantial portion of our total product revenue in 2013. Our inability to utilize this manufacturing facility due to damage or for any other reason may adversely affect our ability to deliver our products to our customers on time, which could significantly impair sales of Candela products and negatively impact our financial condition.

We depend upon third-party suppliers, making us vulnerable to supply shortages, price fluctuations, and quality control issues, which could harm our business.

Many of the components that comprise our products are currently manufactured by a limited number of suppliers, and we do not have the ability to manufacture these components ourselves. A supply interruption, including a decision by our contract manufacturers to discontinue the supply of components or services to us for any reason, or an increase in demand beyond current suppliers’ capabilities could harm our ability to manufacture our products until we identify and qualify a new source of supply or reconfigure our system and manufacturing processes, which could take several months. Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Contract manufacturers or suppliers may fail to comply with regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, contract manufacturers or suppliers experience quality control issues, which could negatively affect the efficacy or safety of our products or cause delays in shipments of our products.

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

We are headquartered in Israel and have offices in five locations in the U.S., five locations in Japan, and offices in Canada, Hong Kong, China, Australia, Spain, Germany, Italy, France and the United Kingdom. We depend on third-party distributors in territories in which we do not have offices, including in various countries in Europe, Asia, Africa and South America. We also depend on direct sales operations to sell our products in North America. Substantially all of our revenues in 2011, 2012 and 2013, were generated outside of Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

Our international sales and operations subject us to many risks inherent in international business activities, including:

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	import and export controls;

•	multiple and possibly overlapping tax structures;

•	changes in tax and other laws;

•	regulatory practices and tariffs;

•	difficulties staffing and managing our international operations;

•	political instability;

•	economic instability; and

•	our third party distributors’ stability.

If our international sales do not continue at the expected pace or suffer from greater challenges than expected, we will not experience our projected growth or will have decreased revenue and our financial results will suffer.

We believe that difficult conditions in the global capital markets and the global economy have materially affected our business and results of operations and may continue to affect our business and harm our ability to raise capital or debt despite the temporary recovery in some markets.

During 2008 and 2009, the global economy experienced a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions, fears of a sovereign debt crisis in certain European countries, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates, and uncertainty about economic stability.  While the economy has improved in some markets, including in the United States, other markets have been slower to recover, such as in many emerging economies.  In addition, credit and sovereign debt issues continue to pose a risk to certain European economies, increasing global macroeconomic uncertainties, and the financing sectors and capital markets have recovered at different rates. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to continued restraints on credit. We believe that the global economic instability and uncertainty has had an adverse effect on our results of operations, although we are unable to quantify its effect on our financial results.  Our customers (and their patients) and suppliers may experience financial difficulties or be unable to obtain financing to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all.  Continued economic instability may have a material adverse effect on our business and our ability to borrow money or raise additional capital. There can be no assurance that there will not be further deterioration in the global economy, credit and financial markets and confidence in economic conditions.

We may not be able to control our expenses, which could impact our future profitability.

We incurred an operating loss of $6.1 million and $7.8 million for the years ended December 31, 2013 and 2012, respectively. In the past, we have expanded our business and increased our expenses in order to grow revenue. We will have to continue to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to control expenses could reduce or eliminate the Company’s profitability.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollar, Canadian Dollar, British Pound Sterling, and Chinese Yuan. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of our operations, which may have a material adverse impact on our results of operations. During 2013, the U.S. dollar depreciated against the New Israeli Shekel by approximately 7.0%, depreciated against the Euro by approximately 4.5%, and appreciated against the Japanese Yen by approximately 17.9%. If the New Israeli Shekel strengthens in value in relation to the U.S. dollar, it would become more expensive for us to fund our operations in Israel. If the Euro were to depreciate against the U.S. dollar it could have a material adverse impact on our results of operations.  If the Japanese Yen were to depreciate against the U.S. dollar, it would have a material adverse effect on our financial results.

Although we use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances, or our CE Certificates of Conformity, for our products and indications, if clearances or the granting of CE Certificates of Conformity for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, changes in relevant European Economic Area directives or changes in medical device directives in other parts of the world, our commercial operations could be harmed.

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, for development, manufacturing, labeling, sale, promotion, distribution, shipping and servicing. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the U.S., it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from three to eighteen months, but it can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or longer, from the time the application is filed with the FDA. To date, none of our devices have required approval via PMA and we believe that very few (if any) of our currently planned products will be subject to PMA. All products that we currently market in the U.S. have received 510(k) clearance for the uses for which they are marketed, or are products incorporating, as determined by the Company, minor modifications from our cleared products.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, would require a new 510(k) clearance or possibly PMA. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. For those products sold in the European Economic Area (EEA), we must notify and await completion of the review of our "Notified Body" before introducing any new product or any substantial changes to our products or to our quality system. Following its review, our Notified Body decides whether our existing CE Certificates of Conformity can be maintained or whether new certificates are required. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not, or will not, require additional clearances or approvals. If the FDA or our European Union Notified Body disagrees, and requires new clearances or approvals or new CE Certificates of Conformity for the modifications, we may be required to stop marketing and recall the modified devices. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. We are also subject to similar regulatory requirements in the EEA. Our products and/or their uses are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the EEA, U.S. federal or state levels.

We often seek FDA clearance and conformity assessment review by our Notified Body for additional indications for use. Clinical trials in support of such clearances and submissions for conformity assessment by our Notified Body for additional indications may be costly and time-consuming. In the event that we do not obtain additional FDA clearances or a CE Certificate of Conformity from our Notified Body, our ability to market products in the U.S. and in the EEA and revenue derived therefrom may be adversely affected. Medical devices may be marketed only for the indications for which they are approved or cleared, and if we are found to be marketing our products for off-label or non-approved uses we might be subject to FDA and other competent authorities' enforcement action or have other resulting liability.  In addition, if the FDA or the competent authorities in the EEA determine that our promotional materials or training constitutes promotion of a use which is unapproved or not covered by the CE mark, they could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, an injunction, product seizures, civil fines or criminal penalties.

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

The FDA, U.S. state agencies and competent authorities in the EEA have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state agencies or competent authorities in the EEA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil and administrative penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	issuing an import alert to block entry of products where there is reason to believe that such products violate applicable regulatory requirements;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA of new products, new intended uses, or modifications to existing products;

•	operating restrictions;

•	withdrawing 510(k) clearance or PMAs approvals that have already been granted;

•	suspension or withdrawal of the CE Certificates of Conformity granted by the Notified Body or delay in obtaining these certificates; and/or

•	criminal prosecution.

If any of these actions were to occur, we could be required to make unanticipated expenditures to address or defend such actions.  Additionally, such actions could harm our reputation and cause our product sales and profitability to suffer, which may prevent us from generating revenue.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the FDA’s Quality System Regulation, or QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

If we or our subcontractors fail to comply with the FDA’s Quality System Regulation and performance standards and similar requirements in the EEA, manufacturing operations could be halted, products could be seized, products could be recalled from the field and notification may be sent to our customers, and our business would suffer.

We and our subcontractors are required to demonstrate and maintain compliance with the FDA’s QSR. The QSR is a complex compliance scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products use optical energy, including lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic pre-announced or unannounced inspections. We and our subcontractors are subject to such inspections and anticipate in the future to be subject to such inspections. Although we place our own quality control employee at each of our two key subcontractors’ facilities, we do not have complete control over our subcontractors’ compliance with these standards. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors, including a public warning letter, a seizure of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which could cause our sales and business to suffer.  In the EEA, we and our subcontractors are also required to demonstrate compliance with similar quality system requirements.  In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 or EN ISO13485:2012 certification for the quality of our systems and products, and CE Certificates of Conformity from an authorized Notified Body and electrical and safety certification from authorized testing laboratories. Failure to comply with such standards could adversely impact our business.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture.  In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found.  A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.  Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within ten working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA.  If the FDA disagrees with our determinations, they could require us to report those actions as recalls.  A future recall announcement could harm our reputation with customers and negatively affect our sales.  In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information if a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. All manufacturers placing medical devices in the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the competent authority in whose jurisdiction the incident occurred. Were one of our products to experience such an incident, the relevant competent authority would file an initial report, and in certain instances, a further inspection or assessment may be conducted. This inspection or assessment would be carried out by the competent authority, our Notified Body or the Notified Body of one of our subsidiaries.

Any such adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Adverse events involving our products have been reported to us in the past, and we cannot guarantee that they will not occur in the future. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in the event of a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Clinical trials necessary to support a 510(k) notice may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects.

Initiating and completing the clinical trials necessary to support our current and future products will be time consuming and expensive and the outcome of any such clinical trials is uncertain.  Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity of patients to clinical sites, the availability of patients meeting the eligibility and exclusion criteria for participation in the clinical trial and patient compliance with the trial protocol. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the performance of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to the products being tested.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy is required and we may not adequately develop such protocols to support clearance.  Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period, or may change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA may not consider our data adequate to demonstrate substantial equivalence. Such increased costs and delays or failures to complete our clinical trials or obtain the results we expect could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct our pre-clinical and clinical trials for our products and we must rely on third parties, such as medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to a failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Furthermore, our third party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside their control.  In the event of such extensions, delays, suspensions or terminations, we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that the FDA or other regulatory authorities will agree with our conclusions regarding such trials.  The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indicated uses, or patients enrolled in the clinical trials may experience unanticipated adverse side effects, either of which could cause us to abandon a proposed product and may delay the development of other products. Furthermore, any delay or termination of our clinical trials will delay the filing of our product submissions to the relevant regulatory authorities and, ultimately, our ability to commercialize such product and generate revenues.  Delays in our ability to commercialize our products or the abandonment of proposed product lines in response to clinical trial results could adversely affect our business, operating results and prospects.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. For example, medical device regulations in China have become more demanding, including a new requirement for software validation documentation. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain foreign regulatory clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements may significantly differ from FDA requirements. Although we have affixed the CE mark to our products in the EEA and obtained regulatory approvals in other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances, approvals or CE Certificates of Conformity in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain, and in maintaining, foreign regulatory approvals, qualifications or CE Certificates of Conformity. If we experience delays in receiving necessary qualifications, clearances, approvals or CE Certificates of Conformity to market our products outside the U.S., or if we fail to receive those qualifications, clearances, approvals or CE Certificates of Conformity we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

Regulatory reform may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in the U.S. Congress and EEA legislative bodies that could significantly change the statutory provisions governing the manufacture, marketing and clearance or approval process, including CE mark approval for medical devices. In addition, FDA and EEA regulations and guidance are often revised or reinterpreted by the FDA and the competent authorities of the EEA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

On September 24, 2013, the FDA published its final rule for the Unique Device Identification System.  This rule requires that medical device labels include a unique device identifier (UDI), except where the rule provides for an exception or alternative placement. The labeler must submit product information concerning devices to the FDA's Global Unique Device Identification Database (GUDID), unless subject to an exception or alternative. The system established by this rule requires that the label and packaging of each medical device include a UDI and that each UDI be provided in a plain-text version and in a form that uses automatic identification and data capture (AIDC) technology. The UDI will be required to be stamped directly on the device itself if the device is intended to be used more than once and intended to be reprocessed before each use. The deadlines for complying with the regulations are staggered based on the class level of the device (i.e. Class I, II, or III).  Currently, our Company only markets Class I and II devices.  Class II devices must bear a UDI on their labels and packaging no later than September 24, 2016 and the device, if reusable, must be permanently stamped with a UDI no later than September 24, 2018, unless an exception is granted from either requirement.  Class I devices must bear a UDI on their labels and packaging no later than September 24, 2018 and the device, if reusable, must be permanently stamped with a UDI no later than September 24, 2020, unless an exception is granted from either requirement.  The Company is enlisting the help of regulatory advisors to promote compliance with these new regulations.  We cannot yet predict what additional costs the Company will incur to comply with the Unique Device Identification System regulations.  Any additional costs incurred to comply with new or revised regulations, or restrictions placed on the use or marketing of our products due to regulatory reforms, may limit our ability to sell our products profitably and may adversely affect our business.

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

The U.S. government is in the process of implementing healthcare reform legislation that was enacted in 2010 and is considering and may in the future consider healthcare policies and proposals intended to curb rising costs, including those that could significantly affect both private and public reimbursement for healthcare services. Our products are generally not reimbursed by insurance companies or federal or state governments and some of the legislation enacted in 2010 will, therefore, not affect us. This legislation, however, does include several aspects that do apply to us. The legislation imposes a 2.3% excise tax on the U.S. sale of certain medical devices by a manufacturer, producer or importer of such devices, starting after December 31, 2012, which could adversely affect our future profitability and financial condition.  The excise tax is imposed based upon a constructive sales price equal to 75% of our sales price to U.S. customers. In addition, the healthcare reform legislation may change the dynamics of the health care industry, including having the U.S. federal or one or more state governments assume a larger role in the health care system, such as competing with private health insurers, imposing new taxes on health insurers, or restructuring of the Medicare or Medicaid programs. We are unable to predict the outcome of any such changes and the effect they will have on the purchasing decisions of our customers.

New regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the U.S. Securities and Exchange Commission, or SEC, adopted a new rule requiring disclosures by public companies of specified minerals (tin, tantalum, gold and tungsten), known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The new rule, which went into effect for calendar year 2013 and requires a disclosure report to be filed with the SEC by May 31, 2014, requires companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of conflict minerals used in the manufacture of our products or their components. In addition, we may incur material costs associated with complying with the disclosure requirements, such as costs related to the due diligence process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We anticipate filing a conflict minerals report for the year ended 2013. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the due diligence procedures that we implement, which may harm our reputation.

Because many of the users of our products may lack training, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

In the U.S., federal regulations allow us to sell our products to, or on the order of, “qualified practitioners.” The definition of “qualified practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other qualified practitioners, including nurse practitioners, chiropractors and technicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. Although we provide training as part of our post-sales services, we do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to product liability claims and costly product liability litigation.

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

Were we to lose our status as a foreign private issuer under the rules and regulations of the SEC, the costs incurred and management time required in fulfilling the additional regulatory requirements of a U.S. domestic company could be substantial.

As a foreign private issuer we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act related to purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the U.S. The costs incurred and management time required in fulfilling these additional regulatory requirements could be substantial.

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

We have entered into non-competition arrangements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from obtaining the expertise that our former employees gained while working for us. For example, Israeli courts have required former employers seeking to enforce non-compete undertakings to demonstrate, among others, that employment by a competitor would result in damage that would threaten the existence of such former employer, or that the employee received special compensation in return for such employee's non-compete undertaking, or that the employee action is based on material lack of good faith and use of commercial secrets of the employee's former employer. If we are unable to enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

Risks Related to the Operations of Iluminage Beauty Ltd.

Iluminage Beauty has a limited operating history, and we expect its financial condition and operating results to fluctuate on a seasonal, quarterly and annual basis in potentially unpredictable ways.

On November 11, 2013, we and Unilever Ventures announced a definitive agreement to form a joint venture in home beauty devices, “Iluminage Beauty”.  Pursuant to the agreement, which closed on December 9, 2013, we transferred our Syneron Beauty Ltd. subsidiary and related home-use business to, and hold a 49% ownership interest in, Iluminage Beauty.  See Item 4.A. “Information on the Company – History and Development of the Company – Our History”.  Iluminage Beauty has a limited history of operations and its operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control. Factors relating to Iluminage Beauty's business that may contribute to quarterly and annual fluctuations include the following:

•	the rate of market adoption of the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices;

•
the receipt and timing of regulatory approval for, and the ability to successfully introduce the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices;

•	the success of competitors’ products that are now available or that may become commercially available in the future;

•	the effectiveness of promotional and marketing campaigns conducted by us or competitors;

•	the success of international expansion efforts by us or competitors;

•	positive or negative media coverage of Iluminage Beauty's products, competitors’ products or home-use aesthetic device market generally;

•	the timing of new product launches by our competitors;

•	seasonal variations in demand; and

•	changes in general economic conditions and the related impact on discretionary spending on aesthetic products.

Iluminage Beauty may be unable to reduce its expenditures or inventory levels in a timely manner to compensate for any unexpected shortfall in sales. Accordingly, a significant shortfall in demand for its products could have an immediate and material adverse effect on its business, results of operations and financial condition, which could reduce the value of the Company's investment in Iluminage Beauty.

Competitive pressures in the over-the-counter, or OTC, skincare market could result in price-cutting and reduced profit margins.

        Iluminage Beauty primarily competes against companies that sell cosmetic OTC skincare products and those that provide at-home skincare devices.  Competing with these and other companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm Iluminage Beauty's business, financial condition and results of operations, which could reduce the value of the Company's investment in Iluminage Beauty. Additional competitors are also likely to enter the market in the future. Iluminage Beauty's ability to compete effectively depends upon its success in distinguishing itself and its products from its competitors and their products, and includes such factors as:

•	product performance;

•	brand reputation;

•	product pricing and cost reduction;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels, both domestically and internationally; and

•	effectiveness of marketing efforts.

If competitors’ products are perceived to offer benefits that are equivalent to or better than the ones Iluminage Beauty's products offer, demand for, and sales of, Iluminage Beauty products could be harmed. Competitive pressures may, over time, result in price reductions and reduced margins for Iluminage Beauty products. Conversely, if competitors’ products or competitors’ advertising generate negative goodwill with consumers, that could also negatively affect demand for, and sales of, Iluminage Beauty's products.

        Some of Iluminage Beauty's competitors may have more established products and customer relationships as well as better protected intellectual property rights than Iluminage Beauty has, which could inhibit its market penetration efforts. In addition, some of Iluminage Beauty's current and potential competitors have significantly greater financial, research and development, manufacturing and sales and marketing resources than Iluminage Beauty has. These competitors could utilize their greater financial resources to acquire or develop new technologies or products that could compete directly against Iluminage Beauty product lines. We cannot guarantee that Iluminage Beauty's competitors will not pursue this opportunity or that, if they try, they will not be successful.

The success of Iluminage Beauty is largely dependent upon the growth of the home-use aesthetic device market, which is still small compared to the overall size of the skincare market.

       Iluminage Beauty's business plan is targeted at the emerging home-use aesthetic device market and its products have been designed to address this market. While we believe that Iluminage Beauty's products enhance the growth potential of this market, we believe that other manufacturers’ failure to put their devices through rigorous clinical testing and comply with FDA-clearance requirements may be detrimental to market growth. If consumers do not view home-use devices as compelling alternatives to other OTC products or professional treatments, Iluminage Beauty's market may not grow as anticipated. If home-use aesthetic devices fail to be adopted at the rate expected, Iluminage Beauty's anticipated growth will be adversely affected and its results will suffer, which could reduce the value of the Company's investment in Iluminage Beauty.

Failure to maintain and grow existing retail partner relationships and to establish new ones could materially harm Iluminage Beauty's business.

Iluminage Beauty's marketing strategy involves certain third-party retailer relationships. There are a number of risks inherent in establishing this as an effective channel of distribution, including:

•	the lack of contractual commitments to sell Iluminage Beauty's products, or to place future orders;

•	Iluminage Beauty may receive poor product placement, or store set-up and design;

•	retailers may not effectively attract Iluminage Beauty's target customer demographic base; and

•	retailers may decide to carry directly competitive products, including their own private label products, and recommend those products over those of Iluminage Beauty.

If Iluminage Beauty is unable to maintain and expand effective retail partner relationships, its financial condition and expansion efforts could be materially harmed, which could reduce the value of the Company's investment in Iluminage Beauty.

Misuse of Iluminage Beauty products, failure to follow instructions for use of such products or product defects could harm the user, result in ineffective treatment, increase warranty costs and subject Iluminage Beauty to product liability claims, which could harm its reputation and business.

The mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices are medically designed for home use by consumers. If consumers fail to understand or follow the instructions for use or bypass the built-in safety controls, they could be unsatisfied with the effectiveness of such product or they could be injured. Injury could also result if the products are defectively manufactured. Product liability lawsuits can be expensive and time consuming. Any product liability claims brought against Iluminage Beauty, with or without merit, could increase product liability insurance rates or prevent Iluminage Beauty from securing continuing coverage, harm its reputation in the industry, cause regulatory scrutiny and reduce product sales. Iluminage Beauty currently has product liability coverage in amounts that it believes are adequate but Iluminage Beauty may not have, or may not be able to obtain, insurance in amounts or scope sufficient to provide it with adequate coverage against all potential liabilities. Product liability judgments in excess of insurance coverage would be paid out of cash reserves, harming Iluminage Beauty's financial condition and reducing operating results, which could reduce the value of the Company's investment in Iluminage Beauty. In addition, Iluminage Beauty provides a full replacement warranty that its products are free of defects and provides a full refund as part of its limited time money-back guarantee program. Product defects, therefore, could increase warranty costs and harm Iluminage Beauty's business.

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

We have generated income and are able to take advantage of tax incentives and reductions in corporate taxes resulting from the “Approved Enterprise” and “Privileged Enterprise” statuses of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might have already received. In addition, these tax benefits may not be continued in the future at their current levels or at all. The termination or reduction of these tax benefits may increase our tax expenses in the future, which would reduce our expected net profits or increase our net losses. Additionally, if we increase our activities outside of Israel, for example by future acquisitions, such increased activities generally will not be eligible for inclusion in Israeli tax benefit programs.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if income tax rates are lowered.

At December 31, 2013, we have recognized a net deferred tax asset balance of $22.4 million. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our net operating losses (NOL), the NOLs would expire unused. The Company’s projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or macroeconomics conditions that may cause the Company to not meet its projections. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance, resulting in a charge to results of operations and a decrease to total stockholders’ equity. In addition, if income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

Provisions of our articles of association and Israeli law may delay, prevent or make it difficult to acquire us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as classified board provisions. In addition, the transfer of our Office of Chief Scientist-funded technology (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of certain of our technology.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company must act in good faith and in a customary manner in exercising his or her rights and in fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, voting at the general meeting of shareholders and class meetings regarding amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and approval of transactions and acts requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, and there is currently little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially, and we expect will continue to do so.

The market price for our ordinary shares has been, and may continue to be, volatile. The market price for our ordinary shares has been, and we expect will continue to be, affected by a number of factors, including:

•	the gain or loss of significant orders or customers;

•	recruitment or departure of key personnel;

•	the announcement of new products or service enhancements by us or our competitors;

•	possible delays in market acceptance of our new products;

•	potential increases in the level and intensity of price competition between our competitors and us;

•	announcements regarding clearance or non-clearance of regulatory approval;

•	quarterly variations in our or our competitors’ results of operations;

•	material litigation in which we are involved;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry;

•	absence of significant product backlogs;

•	our effectiveness in our manufacturing process;

•	unsatisfactory performance of our distribution channels, service providers, or customer support organizations;

•	timing of any acquisitions and related costs;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors; and

•	failure of the new joint venture with Unilever Ventures, Iluminage Beauty.

The stock prices of many companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

We have not paid dividends in the past and there are no assurances that any dividends will be paid in the future so any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares. There are no assurances that any dividends will be paid in the future.  The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on our earnings, financial condition and other business and economic factors deemed relevant by our board of directors.  In any case we may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. shareholder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, any gain or excess distribution would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest applicable ordinary income rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. “Additional Information – Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations (PFIC).”

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

During 2000 and 2001, our primary activity was development of and seeking approval for our first product platform, the Aurora, which utilized our ELOS technology. In subsequent years, we launched additional product platforms that received 510(k) clearance, including products that utilize our ELOS technology that have been distributed worldwide. For a list of current products, see Item 4.B. "Business Overview – Our Products".

In 2005, we introduced the VelaSmooth product platform in the U.S. Products utilizing this platform addressed traditional applications, and were the first to also address the temporary reduction in the appearance of cellulite and the reduction of body circumference.

In June 2005, the FDA granted 510(k) clearance to our VelaSmooth platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance, we were permitted to sell the VelaSmooth in the U.S. to physicians.

Effective February 25, 2007, we entered into an exclusive Joint Development and Supply Framework Agreement with Procter & Gamble Company, or Procter & Gamble, for the commercialization of patented and patent pending, ELOS-based, home-use devices and compositions for the enhancement of skin appearance through the treatment of fine lines, wrinkles, age and sun spots and cellulite. The agreement provides that Procter & Gamble will purchase the devices exclusively from us. The devices will be marketed under the Procter & Gamble family of skin care products and will be co-branded with our ELOS technology. Per the November 11, 2013 joint venture agreement with Unilever Ventures, which closed December 9, 2013, Iluminage Beauty will enjoy any royalties earned as a result of this agreement.

From 2007 to 2009, we acquired a majority interest in Fluorinex Active Ltd. (Fluorinex), an Israeli-based start-up that develops advanced fluoridation and teeth whitening devices for dentists and consumers. During the first quarter of 2012, Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty) launched the Pearl device to the consumer market in the U.S. and Canada. The Pearl teeth whitening devices developed by Fluorinex whitens teeth using patented ionic technology to deliver whiter teeth within several sessions of five minutes each. On November 14, 2010, we transferred to Syneron Beauty all of our holdings in Fluorinex, and all of our rights and obligations with respect to exclusive, global contractual rights to manufacture and distribute Fluorinex's products. Fluorinex has developed a unique device that delivers fluoride ions directly to the tooth enamel via a sophisticated electro-chemical technique.

In 2008, we made our first investment in Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion brightening treatment. On May 30, 2012, we entered into an agreement with RBT’s shareholders pursuant to which we acquired all the outstanding shares of RBT for: (i) an initial purchase price of $5 million, (ii) an additional $5 million  paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of loans in the amount of approximately $0.235 million provided by RBT to certain of its shareholders, and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2013, we held 100% of RBT’s issued and outstanding share capital. For more information, see Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions".

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

In November 2008, we entered into a joint venture agreement for the formation of Syneron China. Our partner in Syneron China was Beijing Art Face MediTech. In August 2012, we entered into a share transfer agreement with Beijing Art Face MediTech to acquire its equity interest in the Syneron China.   Syneron is now the 100% shareholder of this company. In addition, in January 2014 a business license was approved for a separate entity called Syneron/Candela (Beijing) Medical Technologies Co., Ltd., an indirect wholly-owned subsidiary of the Company, which will conduct sales, provide training to medical providers who use our products, as well as perform after sales services and support.

On January 5, 2010, we acquired Candela Corporation (Candela), which after the merger became our indirect wholly-owned subsidiary. Following the completion of the transaction, we began to consolidate Candela's results in our financial statements. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela (which, together with certain outstanding Candela stock options and stock appreciation rights assumed by Syneron, were valued at $73.0 million). Candela manufactures and distributes innovative clinical solutions that enable physicians, surgeons, and personal care practitioners to treat selected cosmetic and medical conditions using lasers, aesthetic laser systems, and other advanced technologies. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. For a description of Candela products, see Item 4.B. "Business Overview – Professional Aesthetic Devices" and "Business Overview – Our Products".

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California, in consideration of $7 million in cash, with potential additional consideration of up to $23 million in cash contingent on the achievement of commercial milestones. Primaeva developed a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles and laxity. The Primaeva product, the ePrime, which has received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. We launched the ePrime in the first quarter of 2011. For a description of ePrime, see Item 4.B. "Business Overview – Our Products".

In November 2010, we formed a wholly owned subsidiary, Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), to which we transferred our non-professional aesthetic device activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our ELOS based consumer hair removal mē product  and our holdings in Fluorinex. In addition, following the acquisition of Tanda Health and Beauty, Inc. (described below), Tanda Health and Beauty, Inc. became a direct wholly owned subsidiary of Syneron Beauty and Tanda Health and Beauty, Inc. holds the intellectual property dedicated to our home-use initiative, and they received a license to some of our other technologies used for other home-use products.

In 2011, Syneron Beauty launched in several European markets the mē Home-Use Hair Removal System (the mē), the first home-use product featuring Syneron’s proprietary elōs technology.   The mē, which combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve superior results with lower overall optical energy output and the highest level of safety and comfort, is CE Marked, approved by Health Canada, and was cleared by the FDA in October 2012. The commercial launch in the U.S. took place in April 2013. This marked the first home-use product featuring Syneron's proprietary ELOS technology to be cleared by the FDA.

On December 7, 2010, we acquired privately-held Pharos Life Corporation (which later changed its name to Tanda Beauty Canada Inc.), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Tanda Beauty Canada Inc. through potential performance-based, earn-out payments of up to $15.75 million, payable in 2013. As the milestones were not met, the Company was not required to make any earn-out payments. As part of the acquisition, we also assumed $2.7 million in net debt.  The products of Tanda Beauty Canada Inc. are marketed directly to consumers through premium retailers under the Tanda™ brand name and include products for skincare and wellness solutions for both the home-use and professional markets. For a description of the products in our Emerging Business Unit, see Item 4.B. "Business Overview – Emerging Business Unit".

On September 16, 2011, we entered into a comprehensive settlement agreement with Palomar Medical Technologies, Inc. ending a patent dispute on mutually agreeable terms.

On February 13, 2012, we acquired 100% of the outstanding shares of Ultrashape Ltd. (Ultrashape), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting, for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the Tel Aviv Stock Exchange (symbol: ULSP), and owned all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. For a description of Ultrashape products, see Item 4.B. "Business Overview – Professional Aesthetic Devices" and "Business Overview – Our Products".

On March 14, 2012, we acquired substantially all the assets of TransPharma Medical Ltd. (TransPharma), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology. We acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3.6 million in cash. TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch, and may in the future provide a commercial opportunity within the professional and home-use aesthetic device markets.

On March 20, 2012, we announced that we had made an equity investment in Juvenis, an Israel-based company focused on commercializing advanced biopolymer compounds for use in aesthetic tissue augmentation. Under terms of the agreement, we made an initial equity investment in Juvenis of $1.0 million in cash, with potential additional development milestone payments totaling $3.0 million. On November 11, 2013, Juvenis’ board of directors resolved that, due to its financial situation, Juvenis should cease its operations effective immediately, and further resolved to take certain actions to reduce its operating expenses including layoff of the Juvenis workforce.

On November 11, 2013, we and Unilever Ventures announced a definitive agreement to form a joint venture in home beauty devices: "Iluminage Beauty". The joint venture combines the global business and expertise of Syneron’s aesthetic home-use subsidiary, Syneron Beauty Ltd., and Unilever’s luxury beauty subsidiary, Iluminage™ Inc. Pursuant to the agreement, which closed on December 9, 2013, we sold and transferred our Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty. Syneron Beauty continues to operate as a subsidiary of Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest up to $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture.  Unilever Ventures holds 51% of Iluminage Beauty, and we hold the remaining 49%. The aim of the joint venture is to develop and bring to consumers innovative, high performance beauty solutions for at-home use.

On March 5, 2014, we acquired New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), for approximately $11 million in cash and an earn-out of up to $4 million based on certain milestones to be achieved in 2014 and 2015, which earn-out shall be paid in 2015 and 2016, respectively.  CoolTouch develops, manufactures and markets the CoolTouch family of aesthetic devices. For a description of CoolTouch products, see Item 4.B. "Business Overview – Professional Aesthetic Devices".

Principal Capital Expenditures

We had capital expenditures (including investments in affiliated companies) of approximately $3.7 million in 2013, $3.0 million in 2012, and $2.1 million in 2011. We expect our capital expenditures in 2014 will be approximately $2.0 million, and will consist of purchase of general equipment. We have financed our capital expenditures with our cash and investments portfolio.

B.            BUSINESS OVERVIEW

Overview

Syneron is both the parent company and an operating company with products sold mainly under the Syneron brand name. Syneron has a number of subsidiaries, the largest of which is Candela. Candela is also an operating company with products sold mainly under the Candela brand name.

In order to provide increased transparency to our financial results, historically we broke out our financial results into two segments – our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide (professional market). Our EBU consisted primarily of our non-professional aesthetic devices products, which are primarily targeted at home-use consumers, and other emerging businesses, including Syneron Beauty (now a subsidiary of Iluminage Beauty), elure and Light Instruments. As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, the Company started reporting as one business segment on January 1, 2014 and no longer reports EBU separately. The Company's segment information was prepared in accordance with ASC 280, "Segment Reporting,” and the Company considered this accounting standard when it determined to report as a single business unit on January 1, 2014. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. Since we no longer have control over the performance of Iluminage Beauty, our senior management does not anticipate reviewing its operating results and metrics on a regular basis in order to make decisions about resources to be allocated to the investment and to assess performance. In addition, the remaining EBU segment revenues and business are not a material portion of the Company’s overall revenues and business. As a result, we have decided not to classify either Iluminage Beauty or the remaining EBU segment revenues and business as a separate operating segment, and intend to operate going forward as a single business unit. For additional information on our Iluminage Beauty joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

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

In June 2009, we also launched VelaShape® II for cellulite and circumferential reduction resulting in body contouring.  Featuring Syneron’s proprietary elōs technology, the VelaShape II system is available globally.

In December 2010, we launched the CO2RE, which is a versatile carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation.

In November 2011, we launched the eLase™ with Motif™ laser hair removal system. The eLase system has received CE Mark approval from the European Union and is available in select European and Asian markets. The eLase system combines Syneron's proprietary ELOS bipolar radio frequency energy with diode laser energy. This combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the Motif LHR hair removal applicator with Motif mode that leverages the energy combination to allow high frequency, lower energy treatments with less pain and with shorter treatment times than competitive devices. The system also includes a Motif IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

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

In February 2012, we acquired UltraShape, which develops innovative products for fat cell destruction and body sculpting. UltraShape® is a non-invasive solution for fat reduction and body contouring using “non-thermal” focused ultrasound technology. This fat selective technology gives physicians a comprehensive body sculpting solution that enables targeted, non-invasive fat destruction. UltraShape is indicated outside of the U.S. market for body sculpting and circumferential reduction of the lower and upper abdominal, waist and thighs. UltraShape is approved and commercially available in Canada as well as in Europe, Latin America and Asia. In January 2012, the Company received FDA approval for its Investigational Device Exemption application to conduct a clinical study of UltraShape and is awaiting FDA approval, which we anticipate will be received in 2014. The results of the study, which were announced by the Company on October 21, 2013, successfully met the primary hypothesis for clinically significant abdominal circumference reduction.

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

On April 4, 2013, we announced the market launch of our proprietary Sublative technology for the removal or modification of the appearance of acne scars. The acne scar treatment is available on all of the Syneron Sublative compatible systems, which includes elōs Plus™, eTwo™ and eMatrix™.  Syneron’s Sublative technology uses bi-polar fractional radiofrequency (RF) energy to effectively treat acne scars. Due to its unique design, energy can be delivered beneath the surface of the skin to maximize collagen production while preserving the top layer of the skin intact.

On May 16, 2013, we announced enhancements to our body shaping products, including the VelaShape II system and the UltraShape system. The enhancements to the VelaShape II system include a new treatment protocol and disposable cover for circumferential reduction, which offers patients the same efficacy with 50% fewer treatment sessions. The enhancements to the UltraShape system include:

•	U-Sculpt transducer (delivers focused ultrasound treatment) – the new U-Sculpt transducer is smaller and 50% lighter than the current full-size transducer.
•	Re-usable strap sets (used to gather skin and fat tissue at the treatment area) – designed to quickly and effectively lift and gather tissue in the target area to increase treatment efficiency.

•
Ultrasonic treatment gel (allows focused ultrasound energy to be delivered through the skin) – designed to reduce treatment preparation time and provide patients with a cleaner, more streamlined procedure.

On September 11, 2013, we announced FDA clearance and CE mark approval for VelaShape® III, the Company’s new non-invasive body shaping platform. This new platform is effective for temporary reduction in circumference of the abdomen and is also used in a wide range of other body shaping applications such as cellulite treatments. VelaShape III, which builds on the original VelaShape technology in non-invasive body shaping and cellulite reduction, is equipped with a number of new features designed to reduce the number of treatments while at the same time decreasing the percentage of patients who do not respond to treatment.

On March 5, 2014, Syneron acquired New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), and the CoolTouch family of aesthetic devices. The CoolTouch family of products utilizes New Star Lasers’ signature 1320 nm wavelength laser, along with other wavelengths and complementary technology, to address a variety of medical and aesthetic indications. The product family includes several laser console systems and associated single-use disposable hand pieces and accessories. CoolTouch products are cleared by the FDA and are exclusively made in the United States in Roseville, CA. CoolTouch has an ISO 13485 certified world-class quality system, is GMP qualified and select CoolTouch products bear the CE mark. CoolTouch also developed a 15-watt Holmium laser system for the treatment of kidney stones and soft tissue ablation by urologists. It is sold as a private label product by American Medical Systems, a subsidiary of Endo Health Solutions. CoolTouch and American Medical Systems have entered into an agreement pursuant to which CoolTouch has agreed to develop and manufacture a next-generation Holmium laser system for American Medical Systems to sell globally through its urology sales team.

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

•
AlexTriVantage™ is a total all-color tattoo and pigmented lesion solution using multi-wavelength technology in conjunction with Candela's "laser-pumped-laser" hand piece technology. It also includes a new long pulse mode which offers advanced rejuvenation treatments for a wider variety of pigmented lesions. It is Candela's fastest and most powerful q-switched alexandrite laser with a touch-screen technology for user-friendly interface.

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

Emerging Business Unit

Syneron Beauty and its subsidiaries (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty) market their products, directly to consumers under the mē hair removal device, Tanda Acne Solution, Tanda Anti-Aging Solution and Pearl teeth whitening devices brand names. The different brands are sold through distributors, distribution agreements with premium retailers, directly to consumers through the web and direct TV, and to physicians in the U.S. and Canada through a distributor. As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, as of January 1, 2014, the Company no longer reports EBU as a separate business segment.

Iluminage Beauty products include:

mē hair removal device combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve superior results with lower overall optical energy output and a high level of safety and comfort. It is CE marked, approved by Health Canada, and has been commercially available in several European markets and Canada since 2011. In October 2012, the mē hair removal device was cleared by the FDA, and the commercial launch in the U.S. occurred in April 2013. The mē hair removal device, featuring Syneron's proprietary ELOS technology, is the first and only home-use hair removal product that is FDA-approved for all skin tones.

Pearl teeth whitening devices, developed by Fluorinex and marketed by Iluminage Beauty in Israel, whiten teeth using patented ionic technology to deliver whiter teeth within several sessions of five minutes each.  The technology of the Pearl device activates a unique ionic whitening gel when it comes in contact with teeth. In November 2012, the FDA granted 510(k) clearance to our Pearl teeth whitening devices to consumers.

Tanda Acne Solution products offer an effective and natural solution for the treatment and prevention of mild to moderate inflammatory acne. The products combine blue LED light, sonic vibrations and gentle warming to kill the P. acnes bacteria, the bacteria that cause acne. We launched our Tanda Zap acne spot treatment device in the second quarter of 2011, and our Tanda Clear+ professional acne treatment solution in the fourth quarter of 2011. These products are cleared for over-the-counter (OTC) use by the FDA and have received CE mark approval.

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

In the first quarter of 2007, our subsidiary Light Instruments launched the LiteTouch system, which is a dental laser system that can be used for treatment of oral soft and hard tissue. The LiteTouch system is a portable laser system which uses the device in a manner similar to that of mechanical drills. The LiteTouch system has a small footprint, which saves floor space and facilitates integration into any clinic. The LiteTouch offers both high energy and high frequency laser treatments, thus providing a wide envelope of treatment parameters.

In November 2009, the Company announced the commercial launch of the elure™ topical skin brightening products in several Asian markets. In November 2010, elure™ became available to a selected number of U.S. physicians, followed by a broader North American and international launch in 2011.  We received regulatory approvals in Korea and registration notification in Japan in August 2013 and February 2014, respectively.  To the Company's knowledge, elure is the only clinically proven range of skin brightening products developed with the natural enzyme formulation Melanozyme® to diminish the appearance of existing discoloration and dark spots while correcting uneven skin tones. Unlike several other skin brightening products in the market, the elure product line does not contain Hydroquinone, which may have possible side effects, ranging from mild irritation to more severe issues.

As a result of our joint venture with Unilever Ventures creating Iluminage Beauty, as of January 1, 2014 the Company no longer reports EBU as a separate business segment.

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

Our Syneron and Candela Products

Our products address a wide variety of treatment alternatives. Our Syneron-Candela PAD products generally consist of one or more hand pieces and a console that incorporates multiple energy sources, sophisticated software and a simple, user-friendly interface. Many of our platforms have a small footprint and are lightweight compared to competitive systems, which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We seek to deliver to our professional users the ability to generate increased revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty. Our products which we currently market or service as of March 1, 2014 are summarized in the table below.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

Syneron

CO2RE	Skin resurfacing, Wrinkles & scar reduction, Traditional fractional ablative treatments	Physicians	Laser	U.S.: Fourth quarter 2010 Rest of World: Fourth quarter 2010

eLase	Hair removal, Wrinkles treatment	Physicians Aestheticians Medical Spas	Laser + RF	Rest of World: Fourth quarter 2011

eLaser	Hair removal, Wrinkles treatment, Leg veins treatment, Other vascular lesions treatment	Physicians	Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eLight	Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction (ST), Vascular + pigmented lesions (SR/SRA)	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

eMatrix	Ablation and resurfacing of the skin, Wrinkles treatment	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2008 Rest of World: Fourth quarter 2008

eMax
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + pigmented lesions (SR/SRA)
		Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006

ePrime	Facial wrinkles, Skin Laxity	Physicians	RF Needle Array	U.S.: First quarter 2011 Rest of World: First quarter 2011

eStyle with Motif	Motif hair removal, Improving the skin's appearance, Acne treatment, Wrinkles reduction, Skin tightening (ST) Vascular + pigmented lesions (SR/SRA)	Aestheticians Medical Spas	Light + RF	Rest of World: First quarter 2006 Motif applicator - Second quarter 2012

eTwo	Ablation and resurfacing of the skin, Wrinkles treatment, Skin laxity / contouring (ST)	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2011 Rest of World: Fourth quarter 2011 elōs Plus
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + Ppigmented lesions (SR/SRA)
		Physicians	Sublative Fractional RF	U.S.: Second quarter 2012 Rest of World: Second quarter 2012

UltraShape Contour I V3	Non- invasive fat reduction for body contouring	Physicians	Focused Ultrasound with RF	Rest of the World: First quarter 2010

VelaShape II & III	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third quarter 2009 Rest of World: Third quarter 2009 VS III – Introduced globally in Third quarter 2013

VelaSmooth Pro	Appearance of cellulite, Thigh circumference reduction, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth quarter 2009
Candela

AlexTriVantage	Tattoo and pigmented lesion solution	Physicians	Laser	U.S.: First quarter 2007 Rest of World: First quarter 2007
GentleLase Pro	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2011

GentleLase Pro LE	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	Rest of World: Third Quarter 2012

GentleLase Pro-U	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012

GentleMax/Pro	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2007 Rest of World: Second quarter 2007 Pro: US: Fourth quarter 2011

GentleYAG	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: First quarter 2004 Rest of World: First quarter 2004

GentleYAG Pro-U	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Physicians Laser	U.S.: Third quarter 2012

Mini GentleLASE	Hair removal, Vascular lesions, Wrinkles reduction, Treatment of pigmented lesions	Physicians	Laser	U.S.: First quarter 2003 Rest of World: First quarter 2003

Vbeam Perfecta	Vascular lesions elimination including port wine stain birthmarks, Rosacea, leg and facial veins, Post-operative bruising, Skin rejuvenation treatment	Physicians	Laser	U.S.: Second quarter 2005 Rest of World: Second quarter 2005

Elure	Skin brightening	Physicians	N/A	U.S.: Fourth quarter, 2010 Rest of World: Fourth quarter, 2010

LiteTouch	Dental laser	Dentists	Laser	U.S.: First quarter 2007 Rest of World: First quarter 2007

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

Professional Aesthetic Devices (PAD)

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

We sell our products directly through our subsidiaries in the U.S., Canada, Israel, Spain, France, Germany, Italy, United Kingdom, China, Hong Kong, Japan and Australia, and indirectly through distributors in a total of approximately 90 countries. Our U.S. and Canadian sales efforts are headquartered in Irvine, California and Wayland, Massachusetts. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, Africa, the Asia-Pacific region and South and Central America.

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

Our gross sales and marketing expenditures were $69.4 million in 2011, $77.8 million in 2012, and $82.4 million in 2013.

Company Consolidated Revenues by Geographic Region (PAD and EBU)

	Year ended December 31,
	2011		2012		2013
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$78,525	34.4%	$93,247	35.4%	$90,618	35.2%
Europe and Middle East (excluding Israel)	78,182	34.2%	86,436	32.8%	87,539	34.1%
Asia-Pacific	30,489	13.4%	41,423	15.7%	39,744	15.5%
Japan	29,572	13.0%	30,816	11.7%	26,409	10.3%
Israel	5,050	2.2%	3,924	1.5%	4,620	1.8%
Others	6,503	2.8%	7,776	2.9%	7,985	3.1%
Total	$228,321	100%	$263,622	100.0%	$256,915	100.0%

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

Research and Development

Our research and development activities are conducted internally by a research and development staff consisting of 101 employees (including employees of Candela, Ultrashape and other subsidiaries). Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology, as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments.

Prior to 2007, our research and development efforts had been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts have also focused on the development of technologies that are not only based on our ELOS technology but on other aesthetic applications. Our gross research and development expenditures were $28.3 million in 2011, $29.9 million in 2012, and $30.0 million in 2013. We estimate our gross research and development expenditures for 2014 will be $24.3 million (the expected decrease in expenditures is mainly related to the deconsolidation of Syneron Beauty as a result of our contribution of such subsidiary to our joint venture with Unilever Ventures).

When Syneron discovers new technologies or applications with commercial potential, it assembles a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Each research and development team works with its operations group to design its products for ease of manufacturing and assembly, and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with the right balance of features, clinical benefits, performance, quality, and cost.

Historically, our research and development effort has relied primarily on internal development building on our core technologies. Today, in addition to our internal team, we regularly engage the services of independent engineering and development firms to assist in the acceleration of new product development.

One example of technology developed through such joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of March 1, 2014, our patent portfolio (including patents held by our subsidiaries) consisted of 67 issued U.S. patents, and 96 patent applications pending in the U.S. (with an additional 370 applications pending internationally and 137 international patents), related to 114 patent families relating to our technology and products. We have filed and expect to file future patent applications in the U.S. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications. We intend to file for additional patents to strengthen our intellectual property rights.

In addition to Syneron's portfolio of issued patents and patent applications, the Company licenses certain patented technology from third parties. Syneron's subsidiary, Candela, uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000 regarding patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights provided to New Star Lasers, Inc. d.b.a CoolTouch, Inc. (CoolTouch) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Candela is entitled to one-half of all royalty income payable to the Regents from CoolTouch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. On March 5, 2014, we acquired CoolTouch (for additional information on this acquisition, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History").

Our registered trademarks include among others SYNERON, ELOS, CANDELA, TANDA, ULTRASHAPE,  LITETOUCH, VELASHAPE, VELASMOOTH, SUBLATIVE REJUVENATION, eTwo, eMax, ePRIME, eLase, ELURE, MOTIF, CO2RE, eMatrix, MATRIX IR, MATRIX RF, REFIRME, SCIENCE.RESULTS.TRUST, TRINITI, TRANSCEND, ALEX TRIVANTAGE, SMOOTH BEAM, LITECARE, GentleMax, GentleYAG, GentleLASE , and TRANSPHARMA. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada and certain other countries.

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

Intellectual Property Litigation

Our subsidiary, Syneron Inc., and our indirect wholly owned subsidiary, Candela Corporation (“Candela”), were each involved in separate patent infringement lawsuits brought by Palomar Medical Technologies, Inc. (“Palomar”) and Massachusetts General Hospital (“MGH”), alleging infringement of U.S. Patent Nos. 5,595,568 (the “’568 Patent”) and 5,735,844 (the “’844 Patent”) by Syneron Inc.’s and Candela’s hair removal products, respectively. On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and MGH ending the patent disputes on mutually agreeable terms. Under the comprehensive settlement agreement, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents. In addition, the comprehensive settlement agreement includes two non-exclusive patent licenses. Under the first agreement, Palomar granted Syneron Inc. and its affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, worldwide, fully paid-up, and irrevocable license to the ’568 and ’844 Patents and foreign counterparts for their professional laser and lamp-based hair removal systems. Pursuant to this agreement, we paid Palomar $31 million, and Palomar received a royalty free license to certain Candela patents. Under the second agreement, Palomar granted Syneron Inc. and its affiliates a non-exclusive, royalty bearing license in the U.S. to the ’568 and ’844 Patents for consumer home-use lamp-based hair removal products. Pursuant to the second agreement, royalties will be paid to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. As part of the Company's agreement with Unilever Ventures to form a joint venture in home beauty products which closed on December 9, 2013, Syneron Beauty, now held by Iluminage Beauty, assumed this second agreement and undertook to make these royalty payments to Palomar in the future. For additional information on our Iluminage Beauty joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

Competition

Although we are a global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Solta Medical, Inc., Lumenis Ltd., Zeltiq Aesthetics Inc. as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., Ulthera, Inc., Lutronic, Inc. and several other smaller specialized companies.  Our products compete against conventional non-light-based treatments, including Botox (neurotoxins) and hyaluronic acid injections, face lifts, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion.  Our products also compete against laser and other light-based products.

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

Each of our products currently marketed in the U.S. has received 510(k) clearance, or incorporates a minor modification to a product that has received 510(k) clearance

FDA’s Pre-market Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. requires either prior 510(k) clearance or pre-market approval (PMA) from the FDA. The FDA's 510(k) clearance process usually takes from three to eighteen months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain and generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a registration or a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring PMA. All of our current products that are being marketed in the U.S. are Class I and II devices. On September 24, 2013, the FDA published its final rule for the Unique Device Identification (UDI) System.  Class II devices must bear a UDI on their labels and packaging no later than September 24, 2016 and the device, if reusable, must be permanently stamped with a UDI no later than September 24, 2018, unless an exception is granted from either requirement.  Class I devices must bear a UDI on their labels and packaging no later than September 24, 2018 and the device, if reusable, must be permanently stamped with a UDI no later than September 24, 2020, unless an exception is granted from either requirement.

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

Syneron received FDA clearance to market the ePlus Skin Treatment system with 10 applicators in 2011 for dermatological procedures including permanent hair reduction (DS, DSL applicators), treatment of vascular lesions (LV, LVA applicators), non-invasive wrinkles treatment (WRA, Sublime applicators ), benign vascular and pigmented lesions (SR, SRA applicators), treatment of moderate inflammatory acne vulgaries (AC applicator), dermatological procedures requiring ablation and resurfacing of the skin, and for treatment of facial wrinkles (Sublative RF applicator). Syneron received FDA clearance to market the eTwo Skin Treatment system with two applicators in 2011 for dermatological procedures including non-invasive wrinkles treatment (WRA, Sublime applicators), dermatological procedures requiring ablation and resurfacing of the skin, and for treatment of facial wrinkles (Sublative RF applicator).

Syneron received FDA clearance to market the VelaSmooth Shaper system in 2005 for the relief of minor muscle aches and pain, relief of muscle spasm, temporary improvement of local blood circulation, temporary reduction in the appearance of cellulite, and temporary reduction of thigh circumferences, and the VelaShape system for the same indications in 2007. Syneron received FDA clearance to market the Transcend system in 2012 for temporary reduction in the circumference of the abdomen.

Syneron received FDA clearance to market the LipoLite (eLipo) system in 2007 for dermatological procedures requiring incision, excision, vaporization, ablation and coagulation of soft tissue and for laser-assisted lipolysis.  Syneron received FDA clearance to market the eMatrix CO2 in 2010 for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue, including skin.

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

Pre-market Approval Pathway. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process or through registration. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical and clinical trials, and by appropriate manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

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

The U.S. federal anti-kickback laws and several similar state laws prohibit payments that are intended to induce physicians or others to refer patients to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements and sales programs we may have with hospitals, physicians or other potential purchasers or users of our medical devices. In particular, these laws influence how we structure our sales, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written and it is difficult to determine precisely how these laws will be applied in specific circumstances. We could be subject to a claim under these anti-kickback laws for our consulting arrangements with surgeons, grants for training and other education, grants for research and other interactions with doctors which have come under scrutiny by federal and state regulators and law enforcement entities. Anti-kickback laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Due to the breadth of the statutory provisions and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our sales, marketing or promotional activities or practices might be challenged under anti-kickback or related laws. Even an unsuccessful challenge to or investigation into our practices could cause adverse publicity and thus could harm our business and results of operations.

Foreign sales of our products also subject us to similar fraud and abuse laws, including application of the U.S. Foreign Corrupt Practices Act. If our operations, including any consulting arrangements we may enter into with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

International Regulations. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country or to obtain a CE Certificate of Conformity from a notified body for a product may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Economic Area (EEA), which is comprised of the twenty-eight Member States of the European Union (EU), Iceland, Liechtenstein and Norway. Applicable rules for the design, manufacture, clinical investigations, labeling and adverse event reporting for medical devices is set forth in Directives, guidelines and harmonized standards. Many countries, including those in the EEA, as well as Japan, China and Brazil, accept reliance by manufacturers on harmonized standard to demonstrate compliance with applicable requirements

In the EEA, our devices are required to comply with the Essential Requirements set forth in Annex I to the Medical Devices Directive. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized. To demonstrate compliance with the Essential Requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements set forth in the Medical Devices Directive, a conformity assessment procedure requires the participation of a Notified Body, which is an organization designated by the competent authorities of an EU country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine our products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted to determine the conformity of the medical device and its manufacturing process with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

In the EEA, companies compliant with ISO requirements such as the EN ISO 13485: 2003 Medical devices - Quality management systems - Requirements for regulatory purposes benefit from a presumption of conformity with the relevant quality system requirements set forth in the Annexes to the Medical Devices Directive.  This certification process requires that the company’s quality system and facilities be inspected by a Notified Body for compliance with ISO requirements.  In the second quarter of 2003, both Syneron and our subsidiary Candela received ISO 13485:2003 certification. Syneron's ISO 13485 certificate is valid until November 2016 and Candela's ISO 13485 certificate is valid until January 2015.  Compliance with the ISO requirements can also facilitate market access in other jurisdictions. For example, Health Canada, the regulatory body in Canada, also relies on ISO 13485:2003 for product approvals. Japan and China have elaborate application and product testing requirements before an application is accepted for review. Typically, product approval may require an additional two or more years after an application has been accepted for review.

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

We seek to obtain regulatory approvals or CE Certificates of Conformity in countries requiring advance clearance of our products before they are marketed or distributed in those countries. Our failure to comply with the technical, equipment authorization, or other regulatory requirements of a specific country or region could impair our ability to commercially market and distribute our products in that country or region.

C.            ORGANIZATIONAL STRUCTURE

We conduct business through a number of subsidiaries, including Syneron Inc., a wholly-owned Delaware subsidiary, and Syneron Canada Corp., a wholly-owned Canadian subsidiary, to market and sell our products in North America; Syneron GmbH, a wholly-owned German subsidiary, to market and sell our products in Europe; and Syneron Medical (HK) Ltd., a wholly-owned Hong Kong subsidiary is active in promoting, marketing and serving as an agent of the Company in Asia.

In addition, as of March 1, 2014, the Company has the following additional active subsidiaries (which reflects the deconsolidation of Syneron Beauty and its related subsidiaries):

Name	Jurisdiction	Percentage Ownership

Candela Corporation	Delaware	100%*
Candela Corporation Australia PTY, Ltd.	Australia	100%*
Candela Deutschland GmbH	Germany	100%*
Candela France SARL	France	100%*
Candela Iberica S.A.	Spain	100%*
Candela Italia	Italy	100%*
Candela KK	Japan	100%*
Candela Portugal, Unipessoal Lda.	Portugal	100%*
Candela (U.K.) Limited	United Kingdom	100%*
Inlight Corp.	California	100%
Light Instruments Ltd.	Israel	100%
Medical Holdings (BVI) Inc.	British Virgin Islands	100%
Medical Holdings (Cayman) Inc.	Cayman Islands	100%*
Primaeva Medical Inc.	Delaware	100%*
Rakuto Bio Technologies Ltd.	Israel	100%
Syneron (Beijing) Medical & Cosmetics Enterprise Ltd.	China	100% of its fully diluted share capital
Syneron/Candela (Beijing) Medical Technologies Co., Ltd.	China	100%*
Syneron Holdings LLC	Delaware	100%*
UltraShape Europe B.V.	Netherlands	100%*
UltraShape Ltd.	Israel	100%

* Indirectly owned.

D.            PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, occupying 5,094 square feet, in the Tavor Building, Industrial Zone, Yokneam Illit, Israel, pursuant to a lease that expires in December 2016. We also lease an additional 961 square foot facility in the Industrial Zone in Yokneam Illit, Israel, pursuant to a lease which expires on February 29, 2016. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in September 2014. Our Canadian subsidiary leases a 11,751 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expires in September 2017. Inlight Corp. leases a 1,422 square foot facility in San Diego, California pursuant to a lease that expires in April 2014. Primaeva Medical, Inc. leases approximately 1,916 square feet for its operations in Pleasanton, California pursuant to a lease that expires in April 2014. Our Hong-Kong subsidiary leases a 2,575 square foot facility pursuant to a lease that expires in October 2015. Our Chinese subsidiary leases a 460 square foot facility in Beijing, China pursuant to a lease that expires in May 2014. UltraShape formerly leased a 5,188 square foot facility in Yokneam Illit, Israel, the lease for which expired on May 31, 2013, and is now located in the facility leased by the Company in the Tavor Building.

Candela leases approximately 38,000 square feet for its operations in Wayland, Massachusetts pursuant to a lease that expires on December 31, 2016.

        Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases five offices in Japan (two in Tokyo and one each in Osaka, Nagoya, and Fukuoka). These leases expire between May 23, 2014 and September 16, 2015.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on August 11, 2017.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on October 31, 2018.

•	Candela France SARL – leases a facility in Les Ulis, France expiring on January 31, 2018.

•	Candela Italia – leases a facility in Formello, Italy expiring on March 14, 2017.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on July 31, 2017.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2016.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.            OPERATING RESULTS

Overview

We generate our revenues primarily from the sales of our professional aesthetic devices. We also generate a portion of our revenues from the recognition of service revenue and under a recurring revenue model based on the sale of consumables. We expect product service revenue to increase over time as our installed base continues to grow. Historically, we also generated a portion of our revenues from the sale of our products by our Emerging Business Unit, which involves products that are primarily targeted at the home-use consumer market.

In recent years we introduced several new products and product platforms, such as the eMatrix, eTwo and elosPlus, under a recurring-revenue business model. We believe that our recurring-revenue business model offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to the replaceable treatment modules available under the plan. Our goal is that the recurring business model, once fully implemented, will deliver attractive operating margins both from the sale of the system as well as the sale of the consumable modules. To the extent possible, we intend to offer this recurring-revenue business model on some of our future product introductions and increase our recurring-revenue stream proportionally as the installed base for our newer units increases.   We anticipate that our recent acquisition of CoolTouch will contribute to our recurring revenue business model going forward.

In order to provide increased transparency, historically we broke out our financial results between our traditional combined Syneron and Candela business, which we have labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment includes research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU included Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), Fluorinex, RBT and Light Instruments. EBU products included mē hair removal system, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening, and Light Instruments’ dental laser devices, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble. However, as a result of the closing of the joint venture agreement with Unilever Ventures creating Iluminage Beauty, effective January 1, 2014, we eliminated the Emerging Business Unit and recorded an asset of $24.7 million as the fair value of our 49% holdings in the Iluminage Beauty joint venture on our balance sheet. We intend to operate going forward with a single business unit. For additional information, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

In January 2012, we stopped selling LiteTouch dental laser systems in Europe as a result of a test of the LiteTouch product initiated in the fourth quarter of 2011, which concluded that LiteTouch systems currently installed in the European market are not fully compliant with certain Electromagnetic Compatibility (EMC) requirements of the European Norm standard.  The Company initiated a voluntary field action in March 2012 pursuant to which the Company undertook to replace LiteTouch noncompliant systems in Europe at a total cost of approximately $3.2 million, which was recorded as Cost of Revenues in our audited 2011 financial statements. In April 2012, the CE Certificate of Conformity for the LiteTouch was reinstated. For more information on the LiteTouch dental laser system, see Item 4.B. “Information on the Company – Business Overview – Emerging Business Unit."

Revenues

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2n to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Professional Aesthetic Devices (PAD)

Our PAD segment generates revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2013, our PAD revenues totaled $226.4 million. For the year ended December 31, 2013, we derived approximately 30.3% of our revenues from the recognition of recurring revenue (including service and consumables). We expect product service and consumables revenue to increase over time as a percentage of revenues and in absolute numbers as our installed base continues to grow.  We sell our products primarily directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2013, we derived 65.3% of our revenues from sales of our products outside North America through a combination of direct and distributor sales. As of December 31, 2013, we had approximately 63 salespeople (not counting sales management and support personnel) in North America and distributors in approximately 90 countries.

Emerging Business Unit (EBU)

For the year ended December 31, 2013, our EBU revenues totaled $30.5 million. Our EBU sells our products primarily outside of the U.S. through a combination of direct and distributor sales as well as sales in the U.S. directly to end users and through high-end retailers. However, as a result of the December 9, 2013 closing of the joint venture agreement with Unilever Ventures, effective January 1, 2014, we eliminated the Emerging Business Unit and recorded an asset of $24.7 million as the fair value of our 49% holdings in the Iluminage Beauty joint venture on our balance sheet. We intend to operate going forward with a single business segment, Professional Aesthetic Devices.  For additional information, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

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

Taxes on Income

Our operations in Israel were granted the status of a “Privileged Enterprise” under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Privileged Enterprise” status by meeting the necessary conditions with respect to our capital investment programs and consider obtaining benefits as a "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli tax please see Item 10.E. “Additional Information – Taxation – Israeli Taxation.”

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

If our revenue transactions with end-users include multiple elements within a single contract, the Company treats the contract as having multiple units of accounting. According to ASC 605-25, when a sales arrangement contains multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (VSOE) of fair value if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met. We determined the fair value based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices and competition. In certain cases we sell products together with extended warranty contracts. We allocate revenue between products and extended warranty contracts based on the guidance of ASC 605-20-25-1 through 25-6. We use the separate price stated in the agreement for the extended warranty as the fair value of such warranty, and recognize it over the extended warranty period.

Allowances for Doubtful Accounts

Allowances for doubtful accounts are based on estimates of losses related to customer receivable balances. In establishing the appropriate provisions for customer receivable balances, we make assumptions with respect to their future collectability. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.  If the financial condition of a customer were to deteriorate, resulting in its inability to make payments, additional allowance may be required. If we determine, based on our assessment, that it is probable that a customer will be unable to pay, we would need to increase the allowance for doubtful accounts.

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

We had no credit losses recognized in earnings during 2013, 2012 and 2011.

            During 2013, 2012 and 2011, we recognized an impairment loss of $1.0 million, $0.2 million and $9.4 million, respectively, relating to non-marketable securities of our investment in affiliated companies.

Inventory Write-Down

As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements and competitive pressures in products and prices. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand or is obsolete based upon our assumptions about future demand for our products and market conditions. We regularly evaluate our ability to realize the value of our inventory based on combination of factors including the following: historical usage rates, forecasted sales or usage, estimated current and future values and new product instructions. Assumptions used in determining our estimates of future product demand may prove to be incorrect; in which case the provision required for excess and absolute inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such as cost of goods sold at the time of such determination. When recorded, our reserves are intended to reduce the caring value of our inventory to its net realizable.

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

During 2012 we had impairment charges in the amount of $0.45 million related to Fluorinex goodwill, and impairment charges of $0.5 million related to in-process research and development asset from the acquisition of Candela. During 2013 and 2011, no impairment charges were recorded. We make judgments about the recoverability of purchased finite lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of finite lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. We review indefinite lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of indefinite lived intangible assets is measured by comparing the carrying amount of the asset to its fair value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. During 2013, 2012 and 2011, we recorded an impairment charge, related to intangible assets, in the amount of $0.3 million, $2.9 million and $0.1 million, respectively.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2013, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

Litigation

 Management reserves for liabilities related to litigation brought against us when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

Warranty Reserve

 We generally provide a one to three-year standard warranty with our products, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. We provide for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect our warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our estimated warranty obligation is affected by ongoing product failure rates, specific product class failures outside of our baseline experience, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Assumptions and historical warranty experience are evaluated to determine the appropriateness of such assumptions. We assess the adequacy of the warranty provision once a year and we may adjust this provision if necessary. Warranty expenses are recorded as part of cost of revenues.

Investments in Affiliated Companies

Pursuant to the deconsolidation of Syneron Beauty and its subsidiaries as of December 9, 2013, we recognized a gain on loss of control of $7.3 million in our statement of operations and recorded $24.7 million as the fair value of our investments in the joint venture with Unilever Ventures called “Iluminage Beauty”.  See Note 4 to our consolidated financial statements for further details. The fair value of our equity interest in Iluminage Beauty was calculated by a third party appraisal firm using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the investment in Iluminage Beauty requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of the investment in Iluminage Beauty and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Business Combination

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

In a business combination, contingent consideration liability is recorded at fair value on the acquisition date. Contingent consideration liability will be adjusted to fair value on each reporting date through earnings until the contingency is resolved. The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues and earning milestones will be achieved.

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

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on the presentation of unrecognized tax benefits. This new guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists, with limited exceptions. This new guidance is effective for the periods beginning after December 15, 2013, and should be applied prospectively with retroactive application permitted. The adoption of this guidance does not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2013, FASB issued guidance that requires a parent company to release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This new guidance is effective beginning after December 15, 2013. The adoption of this guidance does not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Results of Operations

Year Ended December 31, 2013 and 2012

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2013 and 2012:

	Year Ended December 31, 2013		Year Ended December 31, 2012		Change 2012 to 2013
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$256,915	100%	$263,622	100%	$(6,707)	(2.5)%
Cost of revenues	126,838	49.4	127,182	48.2	(344)	(0.3)

Gross profit	130,077	50.6	136,440	51.8	$(6,363)	(4.7)
Operating expenses:
Selling and marketing	82,445	32.1	77,795	29.5	4,650	6.0
Research and development	29,996	11.7	29,936	11.4	60	0.2
General and administrative	28,378	11.0	34,188	13.0	(5,810)	(17.0)

Other expenses (income), net	(4,623)	(1.8)	2,289	0.9	(6,912)	(302)

Total operating expenses	136,196	53.0	144,208	54.7	(8,012)	(5.6)

Operating loss	(6,119)	(2.4)	(7,768)	(2.9)	1,649	21.2
Financial income, net	26	0.0	925	0.4	(899)	(97.2)

Loss before taxes on income (tax benefit)	(6,093)	(2.4)	(6,843)	(2.6)	750	(11.0)
Taxes on income (tax benefit)	(7,640)	(3.0)	(4,502)	(1.7)	(3,138)	69.7

Consolidated net income (loss)	1,547	0.6	(2,341)	(0.9)	3,888	(166.1)
Net loss attributable to non-controlling interests	100	0.0	998	0.4	(898)	(90.0)
Net income (loss) attributable to Syneron Medical Ltd.'s shareholders	1,647	0.6%	(1,343)	(0.5)%	2,990	(222.6)%

Revenues

Total revenues for the year ended December 31, 2013 decreased by $6.7 million, or 2.5%, to $256.9 million as compared to revenues of $263.6 million for the year ended December 31, 2012. The decrease in products revenues in the PAD segment was primarily attributable to a decrease in the number of units sold, mainly in North America and Asia Pacific.

	Year Ended December 31,
	2013	2012	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$157,869	$166,803	$(8,935)	(5.4)%
Product-related services	68,576	69,713	(1,137)	(1.6)%
EBU	30,470	27,106	3,365	12.4%

Total Revenues	$256,915	$263,622	$(6,707)	(2.5)%

Lasers and other products revenues in the PAD segment decreased by $8.9 million or 5.4% in 2013, compared to 2012. Substantially all of the revenue decrease was attributable to revenues recorded from a large, multi-site customer order in North America and China in 2012 (which did not recur in 2013). In addition, this decrease resulted from the devaluation of the Japanese Yen against the U.S. dollar, which negatively impacted our revenues by $1.9 million.  This was partly offset by an increase in sales of both Syneron product lines (mainly related to the adoption of the ELOS Plus and the launch of VelaShape III) and Candela product lines (mainly due to Glase Pro sales in EMEA).

Revenue from product related services decreased by $1.1 million or 1.6% in 2013 compared to 2012. The revenue decrease was mainly attributed to a $2.0 million impact on 2013 results due to the devaluation of the Japanese Yen against the U.S. dollar and to a decrease in Syneron product related services (mainly in North America) partly offset by an increase in Candela product-related services due to our growing installed base.

Our revenue in the EBU segment increased by $3.4 million or 12.4 % in 2013 compared to 2012. This was mainly attributable to an increase in Syneron Beauty revenues of $2.4 million (despite the deconsolidation on December 9, 2013), which was related to the launch of mē in North America, to an increase of $2.0 million in Light Instruments revenues following the reinstatement of the CE Certificate of Conformity for LiteTouch and to an increase in sales in Asia Pacific. This was partly offset by $1.0 million decrease in elure revenues.

Cost of Revenues

	Year Ended December 31,
	2013	2012	$ Change	% Change

Lasers and other products	$89,653	$91,045	$(1,392)	(1.5)%
Product-related services	37,185	36,137	1,048	2.9%
Cost of revenues (in thousands)	$126,838	$127,182	$(344)	(0.3)%
Cost of revenues (as a percentage of total revenues)	49.4%	48.2%

Cost of revenues decreased by $0.3 million in 2013, or 0.3%, to $126.8 million, compared to $127.2 million in 2012. This decrease was primarily due to a decrease in PAD cost of revenue in 2013 compared to 2012, mainly due to revenue decreases of $10.1 million. The decrease was partially offset by an increase in EBU cost of revenues due to increased production costs and volume discounting for the television shopping channel, QVC, launch events for the mē Home Use Hair Removal System and Pearl Teeth Whitening System and unfavorable channel mix.

As a percentage of revenues, cost of revenues increased from 48.2% in 2012 to 49.4% in 2013, primarily due to a higher mix of EBU revenues (11.9% in 2013, up from 10.3% in 2012), which currently have lower gross margins compared to the PAD products. In addition, EBU revenues in 2013 consisted of a higher percentage of Syneron Beauty products that generate lower gross margins and lower percentage of elure revenues, which affected the total EBU gross margins. PAD segment gross margin slightly decreased year over year, primarily due to product and sales channel mix and devaluation of the Japanese Yen against the U.S. dollar.

Cost of revenues for the year ended December 31, 2013 and 2012 included $0.3 million and $0.2 million, respectively, of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change

Selling and marketing expenses (in thousands)	$82,445	$77,795	$4,650	6.0%
Selling and marketing expenses (as a percentage of total revenues)	32.1%	29.5%

Selling and marketing expenses increased by $4.7 million, or 6.0%, from $77.8 million in 2012 to $82.4 million in 2013. As a percentage of revenues, selling and marketing expenses increased from 29.5% in 2012 to 32.1% in 2013, primarily due to a decrease in revenues and additional investments in our sales force and marketing activities expenses.

The increase in expenses was primarily attributable to an investment in the PAD segment of $7.0 million in 2013, which focused on expanding the North American sales force in order to effectuate our strategy to expand our sales coverage in the territory and improve the product mix. This was partially offset by a $2.4 million decrease in expenses in the EBU segment mainly related to the deconsolidation of Syneron Beauty.

As a result of the increase in our North American sales force, variable expenses (mainly labor, commission and travel expenses, which increased by $3.5 million, $0.7 million, and $1.0 million, respectively) increased in 2013. In addition, marketing expenses increased by $1.1 million in the PAD segment.

Selling and marketing expenses for each of the years ended December 31, 2013 and 2012 included $1.3 million of stock-based compensation expenses.

Research and Development Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change
Research and development expenses (in thousands)	$29,996	$29,936	$60	0.2%
Research and development expenses (as a percentage of total revenues)	11.7%	11.4%

Research and development expenses remained almost flat year over year, increasing from $29.9 million in 2012 to $30.0 million in 2013. As a percentage of revenues, research and development expenses increased from 11.4% in 2012 to 11.7% in 2013, primarily due to a decrease in revenues.

Research and development expenses remained almost flat despite an increase in such expenses under the PAD segment of $1.1 million, or 0.3% of revenues, from 2012. The PAD segment research and development expenses increase was mainly due to professional services and materials expenses of $1.0 million and $0.6 million, respectively, costs related to the UltraShape clinical trials and FDA approval process, and our ongoing efforts to develop new products. The increase was partly offset by a decrease in labor expenses of $0.6 million, which resulted mainly from the reduction in our workforce that took place in the second quarter of 2013.

The PAD segment increase was almost entirely offset by a decrease in research and development expenses under the EBU segment of $1.0 million, which was mainly due to the deconsolidation of Syneron Beauty and a decrease in expenses associated with the voluntary field action.

Research and development expenses for the year ended December 31, 2013 and 2012 included $0.8 million and $0.6 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change
General and administrative expenses (in thousands)	$28,378	$34,188	(5,810)	(17.0)%
General and administrative expenses (as a percentage of total revenues)	11.0%	13.0%

General and administrative expenses decreased by $5.8 million, from $34.2 million in 2012 to $28.4 million in 2013. As a percentage of revenues, general and administrative expenses decreased from 13.0% in 2012 to 11.0% in 2013. The year over year change was primarily attributable to a $3.0 million reduction in labor and related costs due to reduction in our workforce and management restructuring, and to a $1.4 million reduction in professional services expenses resulting mainly from a decrease in legal expenses compared to 2012.

General and administrative expenses for the year ended December 31, 2013 and 2012 included $2.2 million and $2.6 million of stock-based compensation expenses, respectively.

Other Expenses (Income), net

	Year Ended December 31,
	2013	2012	$ Change	% Change

Other Expenses (Income), net (in thousands)	$(4,623)	$2,289	(6,912)	(302)%
Other Expenses (Income), net (as a percentage of total revenues)	(1.8)%	0.9%

Other expenses decreased by $6.9 million, from $2.3 million in 2012 to other income in the amount of $4.6 million in 2013. As a percentage of revenues, other expenses decreased from 0.9% in 2012 to other income of 1.8% in 2013.

Other income, net in 2013 was comprised mainly of a gain from the sale of Syneron Beauty in the amount of $7.3 million partially offset by impairment of our investment in Juvenis in the amount of $1 million and reevaluation expenses of contingent liability related to RBT in the amount of $1.2 million. Other expenses, net in 2012 were comprised mainly of impairment charges related to goodwill and certain intangible assets in the total amount of $3.8 million and reevaluation expenses of contingent liability in RBT of $0.7 million, partially offset by reevaluation income of contingent liability in Tanda Health and Beauty, Inc. in the amount of $2.5 million.

Financial Income, net

Financial income decreased by $0.9 million, from $0.9 million in 2012 to $0.03 million in 2013. The decrease was primarily attributable to reduced gain and lower interest income on available-for-sale marketable securities and bank deposits which were partially offset by lower expenses from foreign currency translation adjustments.

Taxes on Income (tax benefit)

Tax benefit increased by $3.1 million, from $4.5 million in 2012 to $7.6 million in 2013. The tax benefit in 2013 was primarily attributable to a tax assessment and settlement with the Israeli Tax Authorities for the years from 2007 to 2011 and to the completion of the consolidation of our U.S. entities implemented during the fourth quarter of 2013. This included a reversal of tax contingencies in the amount of $5.4 million which were recorded in 2012.  As a “Privileged Enterprise” in Israel, we are partly exempt from taxes on income derived from our “Privileged Enterprise,” and we are obligated to pay taxes on income from other sources which are not integral to our “Privileged Enterprise”. Taxes on income in 2013 and 2012 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it meets the "more likely than not" threshold, and a valuation allowance has been released against these assets.

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders

The net income (loss) attributable to our shareholders decreased by $3.0 million in 2013, or 223%, from $1.3 million ((0.5)% of revenues) in 2012 to net income attributable to our shareholders in the total amount of $1.6 million (0.6% of revenues) in 2013.

Year Ended December 31, 2012 and 2011

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012		Year Ended December 31, 2011		Change 2011 to 2012
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$263,622	100%	$228,321	100%	$35,301	15.5%
Cost of revenues	127,182	48.2	113,472	49.7	13,710	12.1

Gross profit	136,440	51.8	114,849	50.3	21,591	18.8
Operating expenses:
Selling and marketing	77,795	29.5	69,433	30.4	8,362	12.0
Research and development	29,936	11.4	28,334	12.4	1,602	5.7
General and administrative	34,188	13.0	33,730	14.8	458	1.4
Other expenses	2,289	0.9	32,208	14.1	(29,919)	(92.9)

Total operating expenses	144,208	54.7	163,705	71.7	(19,497)	(11.9)

Operating loss	(7,768)	(2.9)	(48,856)	(21.4)	41,088	(84.1)
Financial income, net	925	0.4	1,015	0.4	(90)	(8.9)
Other income	-	-	35	—	(35)	(100.0)

Loss before taxes on income (tax benefit)	(6,843)	(2.6)	(47,806)	(20.9)	40,963	(85.7)
Taxes on income (tax benefit)	(4,502)	(1.7)	3,944	1.7	(8,446)	(214.1)

Consolidated net loss	(2,341)	(0.9)	(51,750)	(22.7)	49,409	(95.5)
Net loss attributable to non-controlling interests	998	0.4	955	0. 4	43	4.5
Net loss attributable to Syneron Medical Ltd.'s shareholders	$(1,343)	(0.5)%	$(50,795)	(22.2)%	$49,452	(97.4)%

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

Lasers and other products revenues in the PAD segment increased by $25.1 million or 17.7% in 2012, compared to 2011. The volume increase was across most of our product lines, and was mainly attributed to the following:

•	an increase in sales of the GentleMax family, mainly due to the successful launch of the new GMAX PRO;

•	strong adoption of the elos Plus next generation multi-application platform;

•	revenues from UltraShape products in 2012 as a result of the acquisition of UltraShape Ltd., which closed on February 13, 2012; and

•	large multi-site customer orders in North America and China.

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

Revenue from product related services increased by $3.1 million or 4.7% in 2012, compared to 2011.  The volume increase was mainly attributed to the following:

•	increase in our installed base; and

•	revenues from UltraShape’s consumables in 2012 as a result of the acquisition of UltraShape Ltd., which closed on February 13, 2012.

Our revenue in the EBU segment increased by $7.1 million, or 35.3%, in 2012, compared to 2011, due to an accelerated growth phase with product penetration, including the mē home-use hair removal, the Tända LED systems, and the Pearl teeth whitening devices.

Cost of Revenues

	Year Ended December 31,
	2012	2011	$ Change	% Change
Lasers and other products	$91,045	$76,003	$15,042	19.8%
Product-related services	36,137	37,469	(1,332)	(3.6)%
Cost of revenues (in thousands)	$127,182	$113,472	$13,710	12.1%
Cost of revenues (as a percentage of total revenues)	48.2%	49.7%

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

Partially offsetting the decrease was

•
a higher mix of EBU revenues (10.3% in 2012, compared to 8.8% in 2011), which currently have lower gross margins compared to the PAD products, which contributed an increase of approximately $4.1 million, or 1.5%  to our cost of revenues as a percentage of revenues; and

•	a year over year increase in amortization of intangible assets in the amount of $1.0 million, resulting in an increase of approximately 0.4% to our cost of revenues as a percentage of revenues.

Cost of revenues for the year ended December 31, 2012 and 2011 included $0.2 million and $0.04 million, respectively, of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,
	2012	2011	$ Change	% Change
Selling and marketing expenses (in thousands)	$77,795	$69,433	$8,362	12.0%
Selling and marketing expenses (as a percentage of total revenues)	29.5%	30.4%

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

Research and Development Expenses

	Year Ended December 31,
	2012	2011	$ Change	% Change
Research and development expenses (in thousands)	$29,936	$28,334	$1,602	5.7%
Research and development expenses (as a percentage of total revenues)	11.4%	12.4%

Research and development expenses increased by $1.6 million or 5.7%, from $28.3 million in 2011 to $29.9 million in 2012. As a percentage of revenues, research and development expenses decreased from 12.4% in 2011 to 11.4% in 2012, primarily due to the increase in revenues.

The increase in research and development expenses in 2012 was mainly a result of the acquisition of Ultrashape and Transpharma  and our ongoing commitment to introduce new products and enhance our current product portfolio in the PAD segment.

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

General and Administrative Expenses

	Year Ended December 31,
	2012	2011	$ Change	% Change
General and administrative expenses (in thousands)	$34,188	$33,730	$458	1.4%
General and administrative expenses (as a percentage of total revenues)	13.0%	14.8%

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

Other expenses, net in 2012 were comprised mainly of impairment charges related to goodwill and certain intangible assets in the total amounts of $3.8 million and reevaluation expenses of contingent liability in RBT of $0.7 million, partially offset by reevaluation income of contingent liability in Tanda Health and Beauty, Inc. in the amount of $2.5 million. Other Expenses, net in 2011 was comprised mainly of a legal settlement with Palomar in the amount of $31.0 million and an impairment of cost method investment in the amount of $9.4 million, partially offset by income from reevaluation of contingent consideration related to Primaeva acquisition in the amount of $8.9 million.

Financial Income, net

Financial income decreased by $0.1 million, from $1.0 million in 2011 to $0.9 million in 2012. The decrease was primarily attributable to reduced gain and lower interest income on available-for-sale marketable securities and bank deposits which were partially offset by lower expenses from foreign currency translation adjustments.

Taxes on Income (tax benefit)

Taxes on income decreased by $8.4 million, from taxes on income in the amount of $3.9 million in 2011 to tax benefit in the amount of $4.5 million in 2012. The tax benefit in 2012 was primarily attributable to a one-time tax benefit, net at the amount of $6.8 million, mainly related to a valuation allowance release of $15 million recorded by the Company’s U.S. subsidiary on the basis of management’s reassessment of the amount of its deferred tax assets more likely than not to be realized, which was partially offset by increased tax contingencies in the amount of $5.4 million. As an “Approved Enterprise” and a “Privileged Enterprise” in Israel, we are partly exempt from taxes on income derived from our “Approved Enterprise” and “Privileged Enterprise,” and we are obligated to pay taxes on income from other sources which are not integral to our “Approved Enterprise” and “Privileged Enterprise”. Taxes on income in 2012 and 2011 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it meets the "more likely than not" threshold, and a valuation allowance has been released against these assets.

Net loss attributable to Syneron Medical Ltd.'s shareholders

The net loss attributable to our shareholders decreased by $49.5 million in 2012, or 97.4%, from $50.8 million (22.2% of revenues) in 2011 to $1.3 million (0.5% of revenues) in 2012.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2013, we had working capital of $127.7 million, and our primary source of liquidity was $108.5 million in cash and investments portfolio. Approximately $1.0 million (with par value of $4.0 million) of the marketable securities that we held as of December 31, 2013 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. Although we did not record any impairment charge for the years ended December 31, 2011, 2012 and 2013, we cannot predict when the liquidity of these auction-rate securities will improve.

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

Net Cash Used In Operating Activities. Net cash used in operating activities was $44.7 million in 2011, $11.1 million in 2012 and $22.0 million in 2013. The change in net cash used in operating activities was mainly related to an increase in working capital due to inventory and trade receivables.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $40.7 million in 2011, $22.8 million in 2012 and $(6.8) million in 2013. Cash used in investing activities in 2013 was primarily attributable to purchase of available-for-sale marketable securities which was partially offset by proceeds from sale and redemption of available-for-sale marketable securities. Cash provided by investing activities in 2012 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities which was partially offset by purchase of available-for-sale marketable securities and cash paid in acquisition of subsidiaries. Cash provided by investing activities in 2011 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities which was partially offset by purchase of available-for-sale marketable securities. For the year ended December 31, 2011, we invested $2.1 million in capital expenditures, which consisted of a purchase of general equipment. For the year ended December 31, 2012, we invested $18.0 million in capital expenditures, which consisted of net cash paid in acquisition of subsidiaries of $15.1 million, investment in affiliated company of $1.0 million and a purchase of general equipment of $2.0 million.  For the year ended December 31, 2013, we invested $3.7 million in capital expenditures, which consisted of a purchase of general equipment and leasehold improvements. We expect our capital expenditures in 2014 will be approximately $2.0 million and will consist of additional purchase of general equipment.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $1.8 million in 2011, $(6.3) million in 2012 and $2.1 million in 2013. Net cash provided by financing activities in 2011 was attributable to net proceeds from exercise of options partially offset by repayment of short-term bank credit and an acquisition of shares held by non-controlling shareholders of subsidiaries. Net cash used in financing activities in 2012 was attributable to an acquisition of shares held by non-controlling shareholders of subsidiaries and repayment of short-term bank credit, partially offset by proceeds from exercise of options. Net cash provided by financing activities in 2013 was attributable to proceeds from exercise of options partially offset by additional payment to non-controlling shareholders of subsidiaries.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development activities are conducted internally by a research and development staff consisting of 101 employees as of December 31, 2013. Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. Our PAD segment has a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to continue and develop several major product initiatives in 2014. We also expect to continue to develop products for the cosmetic market using our proprietary ELOS technology. Prior to 2007, our research and development efforts had been focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also have focused on the development of technologies that are not only based on our ELOS technology, but other aesthetic applications. Our research and development expenditures were $28.3 million in 2011, $29.9 million in 2012 and $30.0 million in 2013. We expect to continue to increase our expenditures on research and development in the future (after taking into account the decrease in such expenditures due to the Syneron Beauty deconsolidation).

D.           TREND INFORMATION

According to Medical Insight, an independent research firm, sales of global aesthetic products in 2012 exceeded $5.7 billion and are expected to grow at an annual compounded rate of 11.6% through 2017, with North America, the largest single regional market, growing at 10.9%, Europe at 10.5% and APAC at 15.9%.   Syneron anticipates leveraging this growth in North America with the expansion of our North American sales force, and in APAC with the expansion our sales infrastructure.

This projected growth is coupled with market shift towards non-invasive procedures, with body-shaping and fat reduction treatments among the high growth segments within the aesthetics industry. In response to these market trends, our new recently-announced VelaShape III and our UltraShape products  offer body-shaping and fat cell destruction solutions, and are positioned to leverage these market demands and growth.

We believe demand for energy-based aesthetic treatments will continue to expand. This is particularly true for energy-based epilation, skin rejuvenation, skin tightening, tattoo and pigmented lesion removal, reduction of vascular lesions and acne treatment, which address major markets and offer benefits over conventional therapies. Since these devices are simpler to use and require minimal medical expertise, physician assistants often perform the procedures, freeing the practitioners' time for higher-priced treatments. Additionally, we believe there is an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, have expanded into aesthetic procedures as a means to supplement shrinking income from their conventional medical services.

On the consumer side, interest in hair removal products remains strong. On December 9, 2013, Syneron announced the completion of an agreement with Unilever Ventures to create a global joint venture in home beauty devices, including hair removal devices. The new joint venture, Iluminage Beauty, is anticipated to develop and bring to consumers innovative, high performance beauty solutions, empowering them with professional level devices for at-home use. For additional information about this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

In addition, we are focused on expanding our recurring-revenue business model, which includes both service revenue and revenue from the sale of consumables, as we believe this model will deliver attractive operating margins. To the extent feasible, we intend to offer this recurring-revenue business model on some of our future product introductions. We anticipate that our recent acquisition of CoolTouch on March 5, 2014 will further contribute to our recurring-revenue business model.

        We intend to continue the development of new products and procedures in the medical aesthetic market to maintain our growth in revenue and net income.  These emerging growth market opportunities include new treatments for tattoo removal, vascular treatment and hair removal. In addition, our acquisition of CoolTouch provides the Company with an entry point into the market for treatment of varicose veins and expanded its presence in the liposuction market.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements (as such term is defined in the instructions to Item 5.E(2) of Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2013, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	Other
	(In thousands)

Operating leases (1)	$11,166	$4,475	$3,465	$2,615	$611	$
Purchase obligations (2)	21,645	21,645
Unfunded severance pay (3)	46						46
Uncertain tax positions (4)	2,119						2,119
Total	$34,976	$26,120	$3,465	$2,615	$611		$2,165

(1)	Consists of operating leases for our facilities and motor vehicles.

(2)	Purchase obligations consist of capital and operating purchase order commitments.

(3)
Severance pay relates to accrued severance obligations to part of our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns.

(4)
Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 18 to our consolidated financial statements for further information regarding the Company’s liability under FIN 48.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2014:

Name	Age	Position(s)
Dr. Shimon Eckhouse	68	Chairman of the Board
Amit Meridor	53	Chief Executive Officer
Hugo Goldman	59	Chief Financial Officer
David Schlachet	68	Director
Dr. Michael Anghel	75	External Director
Yaffa Krindel	59	Director
Dan Suesskind	70	External Director
Dominick Arena	71	Director
Stephen Fanning	62	Director

 Dr. Shimon Eckhouse was appointed Chairman of the Board of Directors on February 18, 2014 after serving as CEO since April 17, 2013. Dr. Eckhouse is a first cousin of Amit Meridor, our current CEO. Prior to Dr. Eckhouse's appointment as CEO, Dr. Eckhouse served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is also the chairman of the board of several private companies, including OrSense Ltd., CardioDex Ltd., Tulip Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd. and C3D Ltd., and a director of NanoCyte Ltd., a private company. In 2013, Dr. Eckhouse founded and currently chairs Alon MedTech Ventures Ltd., which is dedicated to the incubation of start-up companies in the medical technology field.  Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

  Amit Meridor was appointed as Chief Executive Officer of the Company on February 18, 2014. Mr. Meridor is a first cousin of Shimon Eckhouse, our Chairman of the Board. Prior to his appointment as CEO, he had served as President of the Company since July 1, 2013, with responsibility for a wide range of mandates in the areas of operations, marketing, services and business development. Before joining Syneron, Mr. Meridor served for three years as CEO of Tefron, Ltd. (TASE: TFRLF), a leading Israeli apparel company  During his tenure, Mr. Meridor directed the reorganization of the sales, financial, operational, and manufacturing processes, as well as important strategic business initiatives that returned the company to growth. From 2009 to 2010, Mr. Meridor was CEO of CMT Medical, a medical device company that he successfully restructured and sold to a major European medical technology conglomerate. Mr. Meridor’s experience also includes a previous tenure at Syneron from 2005 to 2008, where he served as Executive Vice President of International Sales and Business Development. Mr. Meridor holds a B.Sc. degree in industrial engineering from the Technion Israeli Institute of Technology and an M.B.A. from Tel-Aviv University.

Hugo Goldman was appointed as our CFO on November 5, 2012. From 2007 to 2012, Mr. Goldman served as CFO of Retalix, Ltd., a leading global provider of software and services to high volume, high complexity retailers that was dual-listed on Nasdaq and the TASE until it was acquired by NCR Corporation. From 2006 to 2007, Mr. Goldman was the CFO of AxisMobile, a publicly-traded company listed on the AIM stock exchange in London. From 2001 to 2006, Mr. Goldman served as CFO of VocalTec Communications Ltd. (currently magicJack VocalTec Ltd.; listed on Nasdaq).  Prior to joining VocalTec, Mr. Goldman served as COO and CFO of Algorithmic Research Ltd., a subsidiary of a publicly-traded Nasdaq-listed company, from 2000 to 2001. From 1983 to 1999, Mr. Goldman held several finance positions of increasing responsibility in both Israel and the U.S. at Motorola Semiconductor (now Freescale Semiconductor Inc.), ultimately reaching the position CFO of the company’s Israeli operations. Mr. Goldman began his career at the accounting firm of Kesselman & Kesselman, now PricewaterhouseCoopers. Mr. Goldman holds a bachelor’s degree in Accounting and Economics from the University of Tel-Aviv and an Executive M.B.A. from Bradford University with distinction. He is a certified public accountant in Israel.

David Schlachet served as Chairman of our board from May 22, 2013 until February 18, 2014, after which he remained a member of the Board. Mr. Schlachet previously served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors.  He served as a director until he was appointed as our interim Chief Financial Officer from August until November 2012 (after which he returned to service as a director).  From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq-listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director of TASE-listed companies Taya Investments Ltd., Mazor Robotics Ltd. (which also trades on Nasdaq) and BioCancell Therapeutics Inc. From November 2008 to December 2012, Mr. Schlachet has served as a director of the TASE, Chairman of TASE audit committee, and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of CellCure Therapeutics, a privately-owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

    Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the CEO of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. As a senior executive of DIC, IDB, a major Israeli holding company, since 1977, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and several private companies. Dr. Anghel is the chairman of the board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

    Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 and 1996 as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly-traded company on Nasdaq (now part of Avaya Inc.), a LAN switching company. From 1993 to 1997, she served as a director and CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. (TASE/Nasdaq: ALVR)), a leader in WiMax technology headquartered in Tel Aviv. Ms. Krindel currently serves on the board of BGN Technologies Ltd., a private company. Throughout her career Ms. Krindel served on the boards of more than 30 companies. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

    Dan Suesskind has served as a director since November 2004. Since January 2010, Mr. Suesskind has also served as a director of Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA).  Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2001. Mr. Suesskind serves as a director of Israel Corporation Ltd. (TASE: ILCO) and RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL). Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Dominick Arena has served as a director since February 18, 2014, when he was appointed to fill the vacancy created when, for personal reasons, he left the Board of Directors in May 2013 (where he had served since March 2012). Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 to the present.  In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present.  From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical.  From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. He currently serves on the Board of Directors of the Legacy Foundation. Mr. Arena holds a Bachelor of Science degree in Chemistry from Le Moyne College.

Stephen J. Fanning was appointed a director on February 18, 2014. Mr. Fanning has an extensive background in the healthcare, consumer pharmaceuticals and consumer package goods industries. Since January 2005, Mr. Fanning has served as President and CEO of Solta Medical, Inc. (formerly Thermage, Inc.), a global leader in the medical aesthetics market. From 2001 to 2005, Mr. Fanning was President and CEO (and a member of the board of directors) of Ocular Sciences, Inc., a public company which developed, manufactured and marketed disposable contact lenses (Ocular Sciences was successfully acquired by CooperVision in 2005).  Prior to joining Ocular Sciences, Mr. Fanning worked for 25 years for Johnson & Johnson, one of the world's largest manufacturers of healthcare products, where he served in various senior executive positions including President, Worldwide, of J&J's McNeil Specialty Products division, and President of Johnson & Johnson Medical, a medical device company. Mr. Fanning also served as Managing Director of J&J Austria/Switzerland, and Vice President, Sales, of J&J's McNeil Consumer Products Division. Mr. Fanning holds a Bachelor of Science degree from Philadelphia University.

Our CEO serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our CEO and holds office until his or her successor is elected or his or her earlier resignation or removal.

Former Officers and Directors

   On April 17, 2013, the Company appointed then-Chairman of the Board Shimon Eckhouse to the position of Chief Executive Officer, replacing Louis Scafuri.  Dr. Eckhouse ceased to serve as Chairman of the Board in May 2013 and continued to serve as a member of Syneron's Board of Directors.  On February 18, 2014, Dr. Eckhouse stepped down as CEO of the Company and returned to his former position as Chairman of the Board of the Company.  Mr. Amit Meridor replaced Dr. Eckhouse as Chief Executive Officer.

   On May 22, 2013, the Company appointed existing Board member David Schlachet to the position of Chairman of the Board, replacing Shimon Eckhouse, who was appointed CEO of the Company.  Mr. Schlachet stepped down as Chairman of the Board on February 18, 2014 and remains as a director.  Dr. Eckhouse replaced Mr. Schlachet as Chairman of the Board.  In addition, Mr. Dominick Arena re-joined the Board of Directors on February 18, 2014 after retiring from the Board of Directors in May 2013 due to personal reasons.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2013, was approximately $0.35 million in total, which amount includes payment to our chairman of the board. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiaries paid to the executive officers as a group (including to our former CEO) for the year ended December 31, 2013 was approximately $1.7 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2013, other than reimbursements for travel expenses.

On July 18, 2013, our shareholders approved the following compensation for our directors (other than Chairman of the Board): (i) annual fee of $45,000; (ii) a Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) a grant of either 63,000 options or 21,000 RSUs or a combination thereof  (at the director's option) for three years' service, effective on January 1, 2014 and vesting in equal quarterly installments. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options was $8.72, the closing price of our ordinary shares on the date of shareholders’ approval, and the options have a term of 10 years. Options and RSUs granted to new directors will be on substantially the same terms, except that the options will have a grant date which is the date such grant are approved by the Company's Board of Directors and the exercise price will be equal to the fair market value as determined by the Board of Directors at the time of the grant.  Directors are also entitled to reimbursement of out of pocket expenses.

Prior to such shareholder approval, directors had received an annual fee of $30,000 for their service, in addition to a Board of Directors or committee participation fee of $1,000 per meeting (participation via conference call entitled the director to 50% of the participation fee). In addition, directors received an annual grant of either 15,000 options or 5,000 RSUs (at the director's option) for each full year of service (or an aggregate amount of 45,000 options or 15,000 RSUs for three years' service) and reimbursement of out of pocket expenses. The chairman of each of the Company's audit committee and compensation committee currently receives an additional annual fee of $5,000.

Under terms approved by shareholders on August 28, 2006, Dr. Eckhouse receives a monthly retainer of $20,750 (plus value-added tax) for his services as Chairman of the Board.

As of March 1, 2014, our directors and officers (nine persons) had outstanding options to purchase 1,069,867 ordinary shares (of which 1,069,867 options were in-the-money and none were out of the money) with exercise prices ranging from $0.01 to $10.85. Of these options, 136,505 will expire in the year 2015, 467,500 will expire in the year 2019, and 465,862 will expire in 2020.

For a description of the plans pursuant to which such options were granted, please see Item 6.E. “Share Ownership”.

Specific Compensation Arrangements with Company Directors and Officers

David Schlachet

On July 18, 2013, the Company’s shareholders approved the following compensation arrangement for Mr. Schlachet for his role as Chairman of the Board (which ended on February 18, 2014, as described in Item 6.A - “Directors, Senior Management and Employees – Directors and Senior Management"): (i) a monthly fee of $10,000; (ii) a grant of 63,000 options or 21,000 RSUs (at Mr. Schlachet's option) for three years' service, which vest in equal quarterly installments. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options was $8.72, the closing price of the Ordinary Shares on the date of shareholder approval, and the options have a term of 10 years; and (iii) reimbursement of out of pocket expenses.

For his service as interim Chief Financial Officer of the Company for four months during 2012, the shareholders approved the following compensation arrangement with Mr. Schlachet: (i) a monthly consulting fee of NIS 113,930.06 ($30,519.70), totaling NIS 455,720.24 ($122,078.79) for the entire term of his interim service (U.S. dollar amounts based on the NIS-U.S. dollar representative rate of exchange as of December 31, 2012, as published by the Bank of Israel); and (ii) reimbursement for ordinary, necessary and reasonable out of pocket expenses incurred in performing his duties as Chairman in accordance with the policies adopted by the Company.

Shareholders also approved a compensation arrangement with Mr. Schlachet for his service as a member of the Board of Directors of Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty) since its formation in November 2010 granting him an option to purchase such number of ordinary shares as equals 0.25% of Syneron Beauty's outstanding share capital on July 18, 2013 (the "July 18 Syneron Beauty Option"), vesting in three equal installments on each of December 31, 2013, December 31, 2014 and December 31, 2015 and with an exercise price equal to the fair market value of the shares underlying the July 18 Syneron Beauty Option as determined by the Company's Board of Directors. As provided in the 2011 Syneron Beauty Option Plan, holders of Syneron Beauty options were entitled to elect to receive, upon exercise of their options, shares of the Company rather than shares of Syneron Beauty, at a conversion ratio based on the relative fair market values of shares of Syneron and Syneron Beauty at the time of exercise, subject to certain conditions, including that Syneron holds, directly or indirectly, 100% of the outstanding share capital of Syneron Beauty at the time of exercise. Upon the December 9, 2013 closing of the joint venture agreement with Unilever Ventures, Mr. Schlachet received 2,435 shares of Syneron as a result of his election to exercise 250 vested Syneron Beauty options, including accelerated vesting upon closing, and, in accordance with the Syneron Beauty 2011 Share Option Plan, to convert them into shares of Syneron. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

Shimon Eckhouse

Shareholders approved the following compensation arrangement with Dr. Eckhouse in his capacity as CEO (which ended on February 18, 2014, as described in Item 6.A - “Directors, Senior Management and Employees – Directors and Senior Management"):

•	An annual salary of $300,000 in consideration for his services as CEO;

•
A grant of 65,862 performance-based restricted stock units ("RSUs"), the vesting of which is contingent upon Dr. Eckhouse continuing to provide services to the Company (whether as a CEO or as a director) and the achievement of certain Company performance objectives (including objectives related to product sales, gross margins and operating income) over the two-year period ending June 30, 2015. Each RSU would provide the right to receive one Syneron ordinary share upon vesting. The Compensation Committee was granted the authority to determine the actual number of RSUs that will vest based on the degree to which the performance objectives are achieved. The RSUs would be granted pursuant to the Company's 2004 Israel Stock Option Plan; and

•	Reimbursement of out of pocket expenses as provided by applicable laws and the Company's policy.

In addition, as CEO Dr. Eckhouse was eligible to participate in any benefits available to the executive officers of the Company, including but not limited to pension and disability insurance, education fund, car allowance or use of a Company car and other benefits or programs of the Company now existing or that may be later adopted.  Dr. Eckhouse was authorized to provide such chief executive officer services either directly or through a management company controlled by Dr. Eckhouse; in either case, the cost to the Company of the compensation provided to Dr. Eckhouse was the same.

Dr. Michael Anghel

Mr. Anghel has served on the Board of Directors of Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty) since its formation in November 2010.  On July 18, 2013, the Company’s shareholders approved a compensation arrangement with Mr. Anghel for his service as a member of Syneron Beauty's Board of Directors granting him one July 18 Syneron Beauty Option, vesting in three equal installments on each of December 31, 2013, December 31, 2014 and December 31, 2015 and with an exercise price equal to the fair market value of the shares underlying the July 18 Syneron Beauty Option as determined by the Company's Board of Directors. As provided in the 2011 Syneron Beauty Option Plan, holders of Syneron Beauty options were entitled to elect to receive, upon exercise of their options, shares of the Company rather than shares of Syneron Beauty, at a conversion ratio based on the relative fair market values of shares of Syneron and Syneron Beauty at the time of exercise, subject to certain conditions, including that Syneron holds, directly or indirectly, 100% of the outstanding share capital of Syneron Beauty at the time of exercise. Upon the December 9, 2013 closing of the joint venture agreement with Unilever Ventures, Mr. Anghel received 2,435 shares of Syneron as a result of his election to exercise 250 vested Syneron Beauty options, including accelerated vesting upon closing, and, in accordance with the Syneron Beauty 2011 Share Option Plan, to convert them into shares of Syneron. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

Compensation Policy

Pursuant to Amendment No. 20 to the Companies Law, the employment terms of Company officers and directors must be determined in accordance with a directors and officers compensation policy (the "Compensation Policy").  Such Compensation Policy must be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee, and (ii) the shareholders of the Company, except in limited circumstances set forth in the Companies Law.  Following the approval of the Compensation Committee and Board, the Compensation Policy was approved by shareholders on July 18, 2013.  The Company's Compensation Policy includes both long term and short term compensation elements.  It is intended to further the Company's efforts at attracting, motivating and retaining highly experienced and dedicated personnel to lead Syneron's success and enhance shareholder and stakeholder value, while supporting a performance culture that is based on merit, differentiating and rewarding excellent performance in the long term, and recognizing Syneron values.

C.           BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors, six of whom are independent under Nasdaq rules, and our audit committee consists of four directors, all of whom are independent under such rules. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

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

Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held on May 15, 2012, Mr. Schlachet and Mr. Arena, who comprise our first class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2012. After retiring from the Board for personal reasons in May 2013, Mr. Arena was reappointed to the Board on February 18, 2014 and rejoined the first class of directors. At our annual general meeting held on July 18, 2013, Ms. Krindel, who comprised our second class of directors, was elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2013. On February 18, 2014, Mr. Stephen Fanning was appointed to the Board and joined the second class of directors, filling a vacancy in that class.  At our annual general meeting held on March 29, 2011, Dr. Eckhouse, who comprises our third class of directors, was elected to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2011.

The external directors will not be assigned a class. At our annual general meeting held on July 18, 2013, our external directors, Dr. Michael Anghel and Mr. Dan Suesskind, were reelected for a three-year term, effective as of November 7, 2013.

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

External Directors

We are subject to the Israeli Companies Law, 5759-1999, or the Companies Law. Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to appoint at least two external directors to serve on its board of directors. Our external directors are Dr. Anghel and Mr. Suesskind. At least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high-level skills and understanding of business-accounting issues and financial reports which allow him or her to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

•	the functions of the external auditor and the obligations imposed on such auditor; and

•	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (i) us, (ii) any entity controlling us, (iii) a relative of the controlling shareholder on the date of such appointment, or (iv) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer.

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

A “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and a descendant, sibling or parent of the spouse, or the spouse of each of the foregoing.

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. "Directors and Senior Management” is an office holder.

In addition, a person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with a party with which an affiliation is prohibited under the Companies Law as discussed above, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has receives compensation in breach of the Companies Law by receiving any compensation in excess of the compensation to which such director is entitled for his/her directorship in the company (excluding exemption, indemnification, exculpation and insurance permitted under the Companies Law) will be disqualified from serving as an external director.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time a director of the other company is acting as an external director of the first company. No person may serve as an external director if the person is an employee of either the Israel Securities Authority or an Israeli stock exchange.

Until the lapse of two years from the termination of office, none of the companies in which such external director served, its controlling shareholder or any entity under control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his or her child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (ii) the employment of such former director and (iii) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

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

The Companies Law provides for an initial three-year term for an external director, which may be extended, subject to certain conditions, for two additional three-year terms. Thereafter, the term of such external director may be extended for additional three-year terms, subject to certain conditions, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders' meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors are entitled to compensation only in accordance with regulations adopted under the Companies Law. The regulations provide two alternatives for cash compensation to external directors: a fixed amount of annual compensation and a per meeting payment within a range set in the regulations, or an amount that is linked to the compensation paid to other directors in the company who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director, subject to certain conditions. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of an external director must be determined prior to the person’s consent to serve as an external director.

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

An “Independent Director” is defined as an external director or a director who meets the following conditions: (i) satisfies certain of the conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met, and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service. An independent director may serve more than nine consecutive years, for periods of up to three years at a time, if the audit committee and board of directors find that, given the expertise and special contributions of the independent director to the work of the audit committee and board, doing so is in the best interest of the company.

Our audit committee, acting pursuant to a written charter, is currently comprised of Dr. Anghel, Chairman, who has been designated as the audit committee financial expert, Ms. Krindel, Mr. Schlachet, and Mr. Suesskind. All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, to review and approve related party transactions, to determine whether certain related party transactions are “material” or “extraordinary” to ensure requisite approval procedures are followed, to determine whether to carry out competitive procedures or other procedures before any engagement in transactions with controlling shareholders or in which a controlling shareholder has a personal interest, to determine the approval procedures of transactions with controlling shareholders or in which a controlling shareholder has a personal interest that are immaterial and not negligible, and the types of such transactions that will be subject to the approval of the audit committee, to assess the scope of the work and the compensation of the company’s external auditor, to assess the company’s internal audit system and the performance of its internal auditor and to determine procedures for handling employees' complaints regarding irregularities in the management of the Company's business and providing these employees with the appropriate protection.

Compensation Committee.  Under the Companies Law, the board of directors of a public company must establish a compensation committee consisting of at least three directors and including all of the external directors. The remaining members must be qualified to serve on the audit committee, pursuant to Companies Law requirements described above. The compensation committee chairman shall be an external director. Any persons disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors.

Our compensation committee, acting pursuant to a written charter, is currently comprised of Dr. Anghel, Chairman, Ms. Krindel and Mr. Suesskind. In addition to the Companies Law requirements described in Item 10.B. "Memorandum and Articles of Association – Approval of Related Party Transactions under Israeli Law – Office Holders"), the composition and functions of the compensation committee meet the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the compensation committee members have been determined to be independent as defined by the applicable Nasdaq rules. In addition, our compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and the provision of incentive compensation for our other employees.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2011	2012	2013

Research and development	104	128	101
Selling and marketing	176	175	200
Management, administration and operations	325	348	320
Total	605	651	621

Israel	149	185	153
North America	270	289	270
Asia-Pacific	97	97	96
Europe	89	80	102
Total	605	651	621

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Economy and Trade.

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2013, our liability for severance pay totaled $0.6 million (all of which is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

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

E.           SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2014 by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2014, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 36,655,137 ordinary shares outstanding on March 1, 2014 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,765,080	7.52%
Yaffa Krindel	*	*
Dan Suesskind	*	*
Dr. Michael Anghel	*	*
David Schlachet	*	*
Hugo Goldman	*	*
Amit Meridor	*	*
Dominick Arena	*	*
Stephen Fanning	*	*
All directors and executive officers as a group (9 persons)	3,080,048	8.31%

* equals less than 1%

(1)
This figure includes (i) an option to acquire 13,172 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (ii) an option to acquire 100,000 ordinary shares at an exercise price of $10.72 per share (received in exchange for services), (iii) 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse, and (iv) 22,761 ordinary shares of the Company, which resulted from the optionee's election to exercise 1,626 vested options of Syneron Beauty (which following a joint venture with Unilever Ventures that closed December 9, 2013 is now a subsidiary of Iluminage Beauty), and to convert them into shares of the Company in accordance with the terms of the Syneron Beauty 2011 Share Option Plan. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

2004 Syneron Option Plans

On July 12, 2004, our board of directors and shareholders adopted separate 2004 plans for Israel (2004 Israel Plan) and for the United States, Canada and the rest of the world (Rest of World Plan) (combined, 2004 Plans). On November 11, 2004, our shareholders approved the Rest of World Plan. Under the 2004 Plans, as of December 31, 2013, we had 3,140,809 options, stock appreciation rights, and Restricted Stock Units outstanding. The 2004 Israel Plan was adopted under Section 102 of the Israeli Income Tax Ordinance.

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

Options granted under the 2004 Plans generally vest over a period of one to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition, the Company from time to time grants Restricted Stock Units (RSUs) under the Rest of World Plan. RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans, but no such other equity incentives were outstanding as of December 31, 2013.

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

As of December 31, 2013, options to purchase 4,996,487 ordinary shares were available for grant under the 2004 Plans.

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

 All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of December 31, 2013, there were 528,296 outstanding options and stock appreciation rights (SARs), granted under the Candela Plans.

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

       Under the 1998 Plan, there were 424,210 outstanding options/SARs at December 31, 2013, with a weighted-average exercise price of $27.62 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there were no additional options/SARs available for grant under this plan.

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

          Under the 2008 Plan, there were 104,086 outstanding options/SARs at December 31, 2013, with a weighted-average exercise price of $2.77 per share.

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

2011 Light Instruments Option Plan

On January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees, officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan.  All options shall expire 10 years from the date of grant.   In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the plan).  The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system. As of December 31, 2013, there were 140,049 options granted under the plan and 270,648 shares available or reserved for future issuance under the plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2014, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 1, 2014, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 36,655,137 ordinary shares outstanding as of March 1, 2014 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares
The Baupost Group, L.L.C.(1)	4,000,000	10.91%
Rima Senvest Management, LLC (2)	3,734,317	10.19%
Visium Asset Management, LP (3)	3,405,000	9.29%
Dr. Shimon Eckhouse (4)	2,765,080	7.52%
JPMorgan Chase & Co. (5)	2,400,599	6.55%
North Tide Group (6)	2,350,000	6.41%
Brandes Investment Partners, L.P. (7)	2,164,137	5.90%

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

(2)
The information contained in the table above is solely based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 24, 2014 by Rima Senvest Management, LLC, Senvest Master Fund, L.P. and Richard Mashaal.

(3)
The information contained in the table above is solely based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2014 by Visium Balanced Master Fund, Ltd. (VBMF), Visium Asset Management, LP (VAM), JG Asset, LLC (JG Asset), and Jacob Gottlieb (Gottlieb).  VBMF owns the shares and the other reporting persons may be beneficial owners of the shares owned by VBMF.  VBMF is an advisory client of VAM, which is an investment manager to pooled investment funds.  JG Asset is the General Partner of VAM, and Gotlieb is the Managing Member of JG Asset.

(4)
The information contained in the table above is based upon the Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. (European), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse, and other information available to the Company. Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European.  In addition, Dr. Shimon Eckhouse holds (i) 22,761 ordinary shares of the Company, which resulted from his election to exercise 1,626 vested options of Syneron Beauty (which following a joint venture with Unilever Ventures that closed on December 9, 2013 is now a subsidiary of Iluminage Beauty), and to convert them into shares of the Company in accordance with the terms of the Syneron Beauty 2011 Share Option Plan  (for additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History"), (ii) an option to acquire 13,172 restricted shares and (iii) options exercisable within 60 days of the date of this filing to acquire 100,000 ordinary shares.  As such, Dr. Shimon Eckhouse is the beneficial owner of a total of a total of 2,765,080 ordinary shares.

(5)
The information contained in the table above is solely based upon Amendment No. 2 to Schedule 13G filed with the SEC on January 22, 2014 by JPMorgan Chase & Co. on behalf of J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Ltd., JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (Canada) Inc.

(6)
The information contained in the table above is solely based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2014 by North Tide Capital Master, LP (the "Master Fund"), North Tide Capital, LLC ("North Tide"), and Conan Laughlin (“North Tide Group”). Shares of the Company reported for North Tide represent shares which are beneficially owned by the Master Fund, and shares which are beneficially owned by a managed account client (the “Account”). North Tide serves as investment manager to both the Master Fund and the Account. Shares of the Company reported for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide.

(7)
The information contained in the table above is solely based on the Schedule 13G filed with the SEC on February 10, 2014 by Brandes Investment Partners, L.P. and the following control persons of the investment adviser: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., and Charles H. Brandes.

     To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been changes in the percentage ownership held by:

•	The Baupost Group, LLC from 11.06% to 10.91% (based on an amendment to Schedule 13G filed with the SEC).

•	Rima Senvest Management, LLC from 5.65% to 10.19% (based on an amendment to Schedule 13G filed with the SEC).

•	Visium Asset Management, LP from 5.29% to 9.29% (based on an amendment to Schedule 13G filed with the SEC).

•	Dr. Shimon Eckhouse from 7.69% to 7.52% (based on a Schedule 13D filed with the SEC and other information available to the Company).

•	JPMorgan Chase & Co. from 5.5% to 6.5% (based on an amendment to Schedule 13G filed with the SEC).

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 1, 2014, we had 237 shareholders of record who were registered with addresses in the U.S. (assuming for these purposes that all DTC members who held Company shares were U.S. residents). These holders in the U.S. were, as of such date, the holders of record of approximately 92.8% of our outstanding ordinary shares (excluding treasury shares).

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight) and European High-Tech Capital S.A. (European). Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved.  Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated.  According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 1, 2014, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Rakuto Bio Technologies Ltd.

Our Chairman Shimon Eckhouse previously owned 9.85% of the issued and outstanding shares of Rakuto Bio Technologies Ltd. (RBT) and, until February 29, 2012, served as chairman of the board of directors of RBT. Together with other RBT shareholders, Shimon Eckhouse sold his holdings in RBT to us on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5 million, (ii) an additional $5 million paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. In addition, our director David Schlachet has served as chairman of the board of directors of RBT since February 2012. For more information on the relationship between the Company and RBT, see "History and Development of the Company, Our History", above.

C.             INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2013 are included in this Annual Report on Form 20-F under Item 18 “Financial Statements.”

Legal Proceedings

On December 23, 2008, the Company received a letter from Tensor Technologies LLC (Tensor) claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement between the Company and Tensor. On February 19, 2009, the Company sent a letter to Tensor denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration and commenced the arbitration process. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. On April 8, 2012, the arbitrator ruled that the Company must pay Tensor a sum of $2.1 million plus interest. On September 13, 2012, the arbitrator’s ruling was approved by the District Court of Haifa, and the Company subsequently paid Tensor.

An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and sought $2 million in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430,000, of which $154,000 is to be paid in full by Syneron’s insurer, and certain medical provider co-defendants are responsible for paying the remainder.

On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. An evidentiary hearing was held on May 27, 2013 at which the court rejected plaintiff’s request to summon current and former employees of the Company.  Plaintiff appealed the court’s decision to the National Labor Court. On July 18, 2013, the Company filed its response to the appeal and currently awaits the National Labor Court's decision with respect to the appeal.

On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. After various court proceedings and attempted mediation, the court dismissed all of the plaintiff's claims on July 8, 2013.

In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. The case is currently in the post-discovery phase.

On July 26, 2010, Syneron filed a lawsuit in Israel against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. Syneron claims that various VelaShape components were used in Viora’s machine, called Reaction, and is suing for misappropriation of trade secrets and infringement. Syneron is seeking the following remedies, among others: (i) permanent injunction prohibiting manufacturing, exporting, importing, marketing and making any other use (including servicing) of Reaction; (ii) injunction to refrain from using Syneron’s intellectual property and commercial secrets; and (iii) monetary compensation in the amount of $2.6 million (the Company has reserved the right to revise this amount).   The matter is ongoing.

On December 31, 2013, Syneron Medical Ltd. and its subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the “Respondents”). The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device. The Petitioner claims that she suffered monetary damages as a result of relying on misleading representations by Respondents.  In addition, the Petitioner claims injury to bodily autonomy and integrity. The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of NIS 27.5 million. The Company intends to vigorously defend itself in this matter.

From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $565,000 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation.  The Company is unable to determine the likelihood of loss or range of loss for each matter described above. During the year ended December 31, 2013 the Company settled various legal claims and paid an amount of approximately $387,000.

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

Nasdaq Global Select Market
	Price per Share (US$)
	High	Low
Yearly highs and lows

2009	12.44	4.55
2010	12.02	7.60
2011	14.92	8.91
2012	11.77	7.21
2013	12.75	8.04
Quarterly highs and lows
2012
First quarter	11.77	10.15
Second quarter	11.24	9.87
Third quarter	10.79	9.35
Fourth quarter	10.20	7.21
2013
First quarter	10.88	8.52
Second quarter	10.35	8.15
Third quarter	10.00	8.04
Fourth quarter	12.75	8.48
2014
First quarter (through March 1, 2014)	13.32	10.86

Monthly highs and lows
September 2013	8.79	8.04
October 2013	10.25	8.48
November 2013	11.98	8.88
December 2013	12.75	10.67
January 2014	13.32	11.67
February 2014	12.19	10.86

On March 14, 2014, the closing price of our ordinary shares as quoted on Nasdaq Global Select Market was $11.62.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 40.0% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders.

At the reconvened meeting, the required quorum consists of one shareholder holding any number of shares present in person or by proxy.

Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, one fourth of the nominated directors or one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the Company, or one or more shareholders having at least 5% of the voting power in the Company. The chairman of the board of directors presides at each of our general meetings.

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

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of shareholders following the meeting at which he/she was appointed. In accordance with the Companies Law, service of our external directors on the board may be renewed for additional three-year terms, subject to certain conditions.  Thereafter, the term of such external director may be extended for additional three-year terms, subject to certain conditions, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company (such requirement is not applicable to the first two three-year renewals). The Companies Law prohibits the Chief Executive Officer, his relative or any person subordinated (directly or indirectly) to the Chief Executive Officer, from serving as the chairman of the board of directors. However, the Companies Law further provides that the positions of Chief Executive Officer may be held by the chairman of the board of directors (and that the positions of chairman of the board of directors may be held by the Chief Executive Officer, or his relative) for a period not exceeding three years if such proposal is either approved by a majority of the company’s shareholders, including at least two thirds of the voting shareholders who are not controlling shareholders and do not have personal interest in the decision (shares held by abstaining shareholders are not considered), or the aggregate number of shares of non-controlling shareholders voting against the proposal does not exceed 2% of the total voting shareholders.

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

For additional discussion about accounting and financial expertise and professional expertise, see Item 6.C. "Directors, Senior Management and Employees – Board Practices – Employees".

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise. Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one.

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

For discussion about compensation of external directors, see Item 6.C. "Directors, Senior Management and Employees – Board Practices – Employees".

See Item 6.C. “Directors, Senior Management and Employees – Board Practices" regarding our staggered board.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Companies Law, a merger may be approved at a shareholders' meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. Shareholder approval is not required in certain specified circumstances, such as a merger between a company and its wholly-owned subsidiary. In determining whether the required majority has approved the merger, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the voting shares present and voting, excluding shares abstaining and shares held by the other party or by such person, or anyone acting on behalf of either of them, including relatives or companies under their control, is sufficient to reject the merger transaction.

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

A merger, the acquisition of 25% or more of the shares, the voting rights or the rights to appoint board members or to participate in the revenues of a company, or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that: (i) the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger exceeds NIS 150,000,000 (approximately $42,955,000, an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10,000,000 each (approximately $2,864,000), an amount which is adjusted on an annual basis); or (ii) if after the consummation of such transactions, the joint market share, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to the manufacture, sales, marketing or purchase of any product or service; or (iii) one of the parties to such transaction (or an affiliate thereof) is considered a "monopoly" in Israel (whether in the field of the transaction or in any other field).

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

Compensation.  The Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The Company's Compensation Policy was approved by shareholders on July 18, 2013.   For additional information, please see Item 6.B. “Directors, Senior Management and Employees – Compensation".  This compensation policy is required to take into account, among other things, providing proper incentives to directors and officers, taking into account the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

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

The office holder must make the disclosure of his or her personal interest promptly and, in any event, no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and defines a relative as a spouse, sibling, parent, grandparent, descendent, and a descendant, sibling or parent of the spouse, or the spouse of each of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may be approved only if it is in the company’s interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders.

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

Approval of the audit committee, or the compensation committee, board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•
the terms of an engagement by the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, and if he is also an employee of the company, regarding his or her employment in the company.

The shareholder approval must include the majority of shares voted at the meeting, and in addition, either:

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

Furthermore, any such transaction with a term of more than three years requires the abovementioned approval every three years, unless, with respect to transactions not involving the receipt of services or compensation, the audit committee determines that a longer term is reasonable under the circumstances.

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

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company or any other power towards the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract would also apply in the event of a breach of the duty to act with fairness toward the company.

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

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company, and any monetary liability imposed on the office holder in favor of a third-party.

A company may exculpate an office holder for a breach of duty of care, but only in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company nor from a breach of duty of care with respect to a distribution.

Under the Companies Law, however, an Israeli company may only indemnify, insure or exculpate an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (unless it was carried out negligently), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

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

In February 2011, we closed an investment of $0.31 million in RBT and received approximately 2% of RBT's share capital. Additionally, we also provided RBT, a loan in the aggregate amount of $0.31 million bearing interest at a rate of 4% per annum. In September 2011, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 8% of RBT’s share capital in consideration of approximately $0.76 million. On May 30, 2012, we entered into an agreement with RBT’s shareholders pursuant to which we acquired all the outstanding shares of RBT in consideration of: (i) an initial purchase price of $5 million, (ii) additional $5 million paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of loans in the amount of approximately $0.235 million by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2013, we held 100% of RBT’s issued and outstanding share capital. For more information on the relationship between the Company and RBT, see "History and Development of the Company – Our History" and "Major Shareholders and Related Party Transactions – Related Party Transactions".

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

On November 11, 2013, Syneron and Unilever Ventures announced a definitive agreement, which closed on December 9, 2013, to form a joint venture in home beauty devices: "Iluminage Beauty". For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

On March 5, 2014, Syneron acquired New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), for approximately $11 million in cash and an earn-out of up to $4 million based on certain milestones to be achieved in 2014 and 2015, which earn-out shall be paid in 2015 and 2016. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History."

In August 2000, Candela entered into an agreement to amend its license agreement with the Regents of the University of California (Regents) whereby in exchange for an exclusivity fee of approximately $1.7 million, Candela obtained exclusive license rights to the Dynamic Cooling Device (DCD).  The exclusive license rights obtained by Candela were subject to certain limited license rights provided to CoolTouch, in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. On March 5, 2014, we acquired CoolTouch (for additional information on this acquisition, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History"). Pursuant to the agreement, Candela is entitled to one-half of all royalty income payable to the Regents from CoolTouch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. The agreement, certain portions of which were amended effective as of July 3, 2005 and further amended effective July 1, 2011, provides that for an annual license fee of $300,000, Candela's royalty obligation was reduced to 3% up to a certain level of net sales and 2% above such level from its prior level of 6%. The annual license fee of $300,000 was paid to the Regents by a lump sum of $3.0 million and is being amortized over the remaining life of the patent, which as of March 2014 was approximately two years.

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

General Corporate Tax Structure in Israel

Israeli companies were generally subject to corporate tax on their taxable income at a rate of 25% for the 2013 tax year.  Commencing January 1, 2014, the Israeli corporate tax rate was increased to 26.5%. However, the effective tax rate payable by a company that derives income from a Privileged or Approved Enterprise, as discussed further below, may be considerably less.

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

The duration of the tax benefits described herein is limited to the earlier of seven or 10 years (depending on the geographic location of the Privileged Enterprise within Israel) from the "commencement year" or 12 years from the first day of the "year of election". The term "commencement year" is defined as the later of the first tax year in which a company had derived income liable for tax purposes from the Privileged  Enterprise, or the "year of election", which is the year in which a company requested to apply the tax benefits of the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined based on the geographic location of the Privileged Enterprise within Israel, according to one of the following criteria, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to 10 years, depending on the geographic location of the Privileged Enterprise within Israel, and corporate tax rate which range between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to 10 years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged Enterprise. The company is required to withhold tax on such distribution at a rate of 15%. Nevertheless, the withholding tax rate will be increased to 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Privileged Enterprise (Ireland Track). The benefit period is for 10 years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014 for Israeli residents and at a rate of 4% for foreign residents.

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

An amendment to the Investments Law, which was enacted on November 5, 2012 (Trapped Profits Law), offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company is willing to release, the lower would be the applicable corporate income tax rate for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. On October 27, 2013, Syneron agreed to pay approximately $4 million to the Israeli Tax Authority to free up "trapped profits" in accordance with the Trapped Profits Law.  This payment gives the Company flexibility to use profits derived from its “Approved Enterprise” or “Privileged Enterprise” programs to undertake future business transactions, such as dividends, share buyback, or mergers and acquisitions, up to a limit of approximately $63.7 million, without incurring any additional Israeli taxes.

Currently, the Company has four Privileged Enterprise plans under the Investments Law These programs are subject to the Alternative Track provisions, which provide for a 10 year period of tax exemption for undistributed income

A substantial portion of our taxable operating income is derived from our Privileged Enterprise programs.

The tax benefits attributable to our Privileged Enterprise are scheduled to expire in phases by 2021.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014 onwards*	9%	16%

* In August 2013, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the previously scheduled gradual reduction in the tax rates applicable to Preferred Enterprises would be repealed as of 2014 to the tax rates reflected in the above table.

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

               Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. In addition, any dividend distributed from income attributed to a Preferred Enterprise will be subject to tax at the rate of 20% (instead of 15%) if it was distributed after January 1, 2014.

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

As of 2013, the real capital gain accrued by individuals on the sale of our ordinary shares is subject to a 25% tax rate. However, if the individual shareholder is a “Controlling Shareholder” (namely a person holding, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. The real capital gain derived by corporations will generally be subject to a corporate tax rate of 25% in 2013 and 26.5% commencing January 1, 2014.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations (to be increased to 26.5% in 2014) and a marginal tax rate of up to 48% in 2013 for individuals. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in 2013 (for a corporation it is to be increased to 26.5% in 2014) in respect of a corporation and/or an individual.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividends by our company from income attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise generally will be subject to withholding tax in Israel at the following rates: Israeli resident individuals – 15%; Israeli resident companies – 0% for a Preferred Enterprise and 15% for a Privileged/Approved Enterprise; non-Israeli residents -  15% (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. Nevertheless, the withholding tax rate will be increased to 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014. In addition, any dividend distributed from income attributed to a Preferred Enterprise will be subject to tax at the rate of 20% (instead of 15%) if it was distributed after January 1, 2014. As of January 1, 2013, a distribution of dividends from income which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual generally will be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

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

Upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, our company is obligated to withhold tax from the amount distributed at the following rates: (i) Israeli resident corporations –  0% to a Preferred Enterprise or 15% to an Approved Enterprise/Privileged Enterprise or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014, (ii) Israeli resident individuals – 15% or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014  or 20% if it is attributed to a Preferred Enterprise and it was distributed after January 1, 2014, and (iii) non-Israeli residents – 15% or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014  or 20% if it is attributed to a Preferred Enterprise and it was distributed after January 1, 2014 (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities which are registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "Controlling Shareholder", as defined above, at the time of the distribution or at any time during the preceding 12 month period), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Excess Tax

As of January 1, 2013, individuals whose taxable income in Israel exceeds NIS 811,560 (in 2013) will be subject to a 2% excess tax.

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

Distributions Paid on the Ordinary Shares

We do not expect to make distributions on the ordinary shares.  However, subject to the discussion below under “Passive Foreign Investment Company Considerations,” if a U.S. Holder actually or constructively receives a distribution on our ordinary shares, such holder must include the distribution in gross income as ordinary dividend income on the date of the distribution, but only to the extent of current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any foreign taxes withheld.  To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares, and thereafter as capital gain.

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

Passive Foreign Investment Company Considerations (PFIC)

Special U.S. federal income tax rules apply to U.S. persons that own shares of a PFIC. We will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income includes, for example, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.  Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year.  We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, or if the market price of our ordinary shares were to fluctuate, it could result in our classification as a PFIC.  While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, regardless of whether we actually continue to be a PFIC.  If we are classified as a PFIC, U.S. Holders could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such holder’s ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year. Moreover, U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

To mitigate the adverse U.S. federal income tax consequences of the PFIC tax regime, U.S. Holders are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our ordinary shares are “marketable.” We believe that our ordinary shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).  If a U.S. Holder makes the mark-to-market election, such holder’s tax basis in our ordinary shares will be adjusted to reflect any ordinary income or loss recognized for the year of the election and each subsequent taxable year. Holders should consult their own tax advisors regarding the making of a mark-to-market election.

Under U.S. federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” (QEF) election to mitigate the adverse tax consequences associated with owning PFIC stock. However, we currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election.

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

Interest Rate Risk. We do not have any outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. As of December 31, 2013, we invested approximately 23% of our invested cash balances in bank deposits and the remainder in available-for-sale marketable securities primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2013, we held $4.0 million of par value in auction-rate securities (ARS) for which the fair value was $1.0 million. The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2013. During the year ended December 31, 2013 we sold approximately $0.2 million par value of the ARS held by us for a total consideration of $0.169 million which reflects a gain of $0.031 million over the carrying amount.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013, pursuant to Rule 13a-15 under the Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013.

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

During the years 2012 and 2013, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm:

	2012 (U.S. dollars in thousands)	2013 (U.S. dollars in thousands)

Audit Fees (1)	$707	$822
Tax Fees (2)	279	407
Audit Related Fees	115	78
Total	$1,101	$1,307

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting), and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing and tax planning.

Pre-Approval Policy and Procedures

The audit committee has adopted an audit and non-audit services pre-approval policy relating to the approval of all audit and non-audit services that are to be performed by our independent auditor. Under this policy, in 2013, the audit committee pre-approved the provision by Ernst & Young of specified audit services, including the audit of the Company's consolidated financial statements for 2013, review of the Company's Annual Report on Form 20-F and quarterly reports on Form 6-K, audit of the Company's effectiveness of internal control over financial reporting, and statutory audit and tax returns for the consolidated group. The audit committee also pre-approved the provision by Ernst & Young of specified audit-related services, including consultation with Company management about accounting or disclosure treatment of transactions or events and auditor's confirmation of specific financial data. Furthermore, the audit committee also pre-approved the provision by Ernst & Young of specified tax related services, including international and domestic tax planning, advice and compliance and due diligence-related services. The audit committee may add or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

The audit committee may delegate to a subcommittee of the audit committee the authority to approve any audit or non-audit services to be provided to us by our independent auditor. For informational purposes only, any approval of services by a member or subcommittee of the audit committee pursuant to this delegated authority is reported at the next meeting of the audit committee.

Both the audit committee and the independent auditor believe the implementation of this policy will not adversely affect the auditor’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2013, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

ITEM 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Rule 5620(c) of the Nasdaq Marketplace Rules requires that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of its common voting stock. The Company’s articles of association, consistent with the Companies Law, provides for a lower quorum in the event of a meeting adjourned for lack of a quorum, in which case one shareholder holding any number of shares present in person or by proxy at such adjourned meeting shall constitute a quorum.  The Company has elected to follow home country practice with respect to quorum requirements for an adjourned meeting rather than the applicable Nasdaq requirement.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements are set forth under Item 18.

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

4.4
Settlement Agreement dated August 11, 2000 by and among Candela Corporation, the Regents of the University of California, and CoolTouch, Inc. (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2009 filed March 25, 2010)**.

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

4.16	2011 Share Option Plan, Light Instruments Ltd. (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.17
Settlement Agreement dated September 15, 2011 between Syneron, Inc., Candela Corporation, Palomar Medical Technologies, Inc., and The General Hospital Corporation (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012)**.

4.18
Share Purchase Agreement, dated as of February 8, 2012, by and among Syneron Medical Ltd., UltraShape Medical Ltd., and UltraShape Ltd. (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2011 filed March 29, 2012).

4.19
Share Purchase Agreement, dated as of May 30, 2012, by and among Rakuto Bio Technologies Ltd., Syneron Medical Ltd., and Haim Lasser (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F for the year ended December 31, 2012 filed March 21, 2013).

4.20*	Joint Contribution Agreement, dated November 11, 2013, by and between Unilever Ventures and Syneron Medical Ltd.**.

4.21*
Agreement and Plan of Merger, dated February 19, 2014, by and among Syneron, Inc., Ctria Acquisition Corporation and New Stars Lasers, Inc. d.b.a CoolTouch, Inc. and David Hennings and Nina Davis as Shareholder Representatives**.

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

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

*             Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company" or "Syneron") and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March XX, 2014 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Syneron Medical Ltd. and subsidiaries and our report dated March 19, 2014 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2014	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2013	2012	2011
Revenues:
Lasers and other products		$187,848	$192,199	$160,220
Product-related services		69,067	71,423	68,101

Total revenues		256,915	263,622	228,321

Cost of revenues:
Lasers and other products		89,653	91,045	76,003
Product-related services		37,185	36,137	37,469

Total cost of revenues		126,838	127,182	113,472

Gross profit		130,077	136,440	114,849

Operating expenses, net:
Research and development		29,996	29,936	28,334
Selling and marketing		82,445	77,795	69,433
General and administrative		28,378	34,188	33,730
Other expenses (income), net	17	(4,623)	2,289	32,208

Total operating expenses, net		136,196	144,208	163,705

Operating loss		(6,119)	(7,768)	(48,856)
Financial income, net	19	26	925	1,015
Other income		-	-	35

Loss before taxes on income (tax benefit)		(6,093)	(6,843)	(47,806)
Taxes on income (tax benefit)	18	(7,640)	(4,502)	3,944

Consolidated net income (loss)		1,547	(2,341)	(51,750)
Net loss attributable to non-controlling interests		100	998	955

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders		$1,647	$(1,343)	$(50,795)

Net income (loss) per share:
Basic and diluted net income (loss) per share attributable to Syneron Medical Ltd.'s shareholders	21	$0.04	$(0.04)	$(1.44)

Weighted average number of shares used in per share calculations (in thousands):
Basic		35,922	35,475	35,158
Diluted		36,204	35,475	35,158

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2013	2012	2011

Net income (loss)		$1,547	$(2,341)	$(51,750)
Other comprehensive income (loss):
Foreign currency translation adjustments		(1,844)	(1,039)	476
Available-for-sale securities:
Changes in unrealized gains (losses)		32	46	72
Reclassification adjustments for (gains) losses included in net income (loss)		(117)	(2)	54
Net change		(85)	44	126
Cash flow hedges
Unrealized gains, net		179	138	177
Reclassification adjustments for (gains) loss included in net income (loss)		(347)	(61)	(102)
Net change		(168)	77	75

Other comprehensive income (loss)		(2,097)	(918)	677

Comprehensive loss before non-controlling interest		(550)	(3,259)	(51,073)
Net Comprehensive loss attributable to non-controlling interest		100	998	955
Comprehensive loss attributable to Syneron shareholders		$(450)	$(2,261)	$(50,118)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$37,583	$66,359
Short-term bank deposits		16,453	20,520
Short-term marketable securities	3	28,933	41,136
Trade receivables, net of allowance of $ 6,497 and $ 6,792		54,229	50,023
Deferred tax assets		6,939	3,266
Other accounts receivable and prepaid expenses	5	7,323	9,297
Inventories	6	34,707	36,862

Total current assets		186,167	227,463

LONG-TERM ASSETS:
Severance pay fund		565	600
Long-term deposits and others		1,509	1,879
Long-term marketable securities	3	25,571	7,966
Investments in affiliated companies	7	24,720	1,000
Property and equipment, net	8	6,603	6,148
Intangible assets, net	9	21,439	30,433
Goodwill	10	20,976	25,219
Deferred tax assets	18	17,927	18,390

Total long-term assets		119,310	91,635

Total assets		$305,477	$319,098

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2012
LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$17,679	$19,926
Deferred revenues	12	13,001	11,986
Other accounts payable and accrued expenses	13	27,831	49,889

Total current liabilities		58,511	81,801

LONG-TERM LIABILITIES:
Deferred revenues	12	3,461	3,924
Warranty accruals		779	708
Contingent consideration	1b5, 1b6	7,896	6,750
Accrued severance pay		611	691
Deferred tax liabilities	18	2,430	3,095

Total long-term liabilities		15,177	15,168

Total liabilities		73,688	96,969

COMMITMENTS AND CONTINGENCIES	15

EQUITY:	16
Syneron Medical Ltd.'s shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 ordinary shares; Issued – 37,882,160 and 36,860,304 and Outstanding – 36,630,586 and 35,608,730 shares at December 31, 2013 and 2012, respectively		89	86
Additional paid-in capital		187,924	177,470
Treasury shares at cost – 1,251,574 ordinary shares at December 31, 2013 and 2012		(9,587)	(9,587)
Accumulated other comprehensive income (loss)		(1,471)	626
Retained earnings		54,834	53,187

Total Syneron Medical Ltd.'s shareholders' equity		231,789	221,782
Non-controlling interests		-	347

Total equity		231,789	222,129

Total liabilities and equity		$305,477	$319,098

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of January 1, 2011	$84	$180,410	$867	$(9,587)	$105,325	$1,437	$278,536

Issuance of shares upon exercise of stock-based awards	1	4,053	-	-	-	-	4,054
Equity-based compensation expenses	-	3,283	-	-	-	117	3,400
Changes in equity interest in subsidiaries (see also Note 1b3 and 1b5)	-	(723)	-	-	-	498	(225)
Other comprehensive income	-	-	677	-	-	-	677
Net loss	-	-	-	-	(50,795)	(955)	(51,750)

Balance as of December 31, 2011	$85	$187,023	$1,544	$(9,587)	$54,530	$1,097	$234,692

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
		Additional	other
	Ordinary shares	paid-in capital	comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2011	85	187,023	1,544	(9,587)	54,530	1,097	234,692

Issuance of shares upon exercise of stock-based awards	1	1,949	-	-	-	-	1,950
Equity-based compensation expenses	-	4,486	-	-	-	248	4,734
Changes in equity interest in subsidiaries (see also Note 1b5)	-	(15,988)	-	-	-	-	(15,988)
Other comprehensive loss	-	-	(918)	-	-	-	(918)
Net loss	-	-	-	-	(1,343)	(998)	(2,341)

Balance as of December 31, 2012	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other
			comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2012	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

Issuance of shares upon exercise of stock-based awards	3	7,229	-	-	-	-	7,232
Equity-based compensation expenses	-	4,010	-	-	-	479	4,489
Changes in equity interest in subsidiaries (see also Note 1b3 and 1b5)	-	(785)	-	-	-	118	(667)
Other comprehensive loss	-	-	(2,097)	-	-	-	(2,097)
Sale of subsidiary						(844)	(844)
Net income	-	-	-	-	1,647	(100)	1,547

Balance as of December 31, 2013	$89	$187,924	$(1,471)	$(9,587)	$54,834	$-	$231,789

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss) before non-controlling interests	$1,547	$(2,341)	$(51,750)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,472	10,981	10,048
Share-based compensation	4,489	4,734	3,400
Impairment of investment in affiliated companies	1,000	200	9,387
Impairment of intangible assets and goodwill	323	3,820	123
Gain from loss of control (b)	(7,273)	-	-
Decrease (increase) in accrued interest, amortization of premium and accretion of discount and gain from sale of marketable securities	1,074	(758)	1,565

Revaluation of contingent consideration, net	1,146	(1,910)	(8,830)
Deferred income taxes, net	(3,386)	(12,064)	(179)
Increase in trade receivables, net	(9,366)	(6,697)	(2,833)
Decrease (Increase) in other accounts receivable and prepaid expenses	737	775	(984)
Increase in inventories	(10,860)	(7,072)	(8,581)
Increase (decrease) in trade payables	2,236	(2,134)	4,467
Increase (decrease) in long and short-term deferred revenues	833	406	(3,852)
Increase (decrease) in warranty accruals	(37)	676	(299)
Increase (decrease) in other accounts payable and accrued expenses	(15,142)	140	3,340
Others, net	255	164	281

Net cash used in operating activities	(21,952)	(11,080)	(44,697)

Cash flows from investing activities:
Investment in short-term deposits, net	4,081	3,268	(22,579)
Purchase of available-for-sale marketable securities	(58,745)	(33,281)	(83,584)
Proceeds from sale of available-for-sale marketable securities	6,844	7,740	54,417
Redemption of available-for-sale marketable securities	45,340	63,292	94,195
Investments in affiliated company	-	(1,000)	-
Purchase of property and equipment	(3,661)	(1,993)	(2,116)
Net cash paid in acquisition of subsidiaries (a)	-	(15,064)	-
Deconsolidation of subsidiary (b)	(320)	-	-
Others	(366)	(202)	326

Net cash provided by (used in) investing activities	(6,827)	22,760	40,659

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from financing activities:
Acquisition of subsidiary shares held by non-controlling shareholders	$(5,156)	$(7,200)	$(571)
Exercise of stock options and RSU's	7,232	1,950	4,054
Repayment of short-term bank credit, net	-	(1,082)	(1,655)

Net cash provided by (used in) financing activities	2,076	(6,332)	1,828

Translation adjustments on cash and cash equivalents	(2,073)	(1,308)	708

Increase (decrease) in cash and cash equivalents	(28,776)	4,040	(1,502)
Cash and cash equivalents at the beginning of the year	66,359	62,319	63,821

Cash and cash equivalents at the end of the year	$37,583	$66,359	$62,319

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes, net	$5,515	$1,340	$1,563

Supplemental disclosure of non-cash financing and investing activities:

Reclassification of inventory to property and equipment	$1,049	$2,314	$-

Investment in affiliated company	$24,720	$-	$3,200

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
		Year ended December 31,
		2013	2012	2011
(a)	Net cash paid (received) in acquisition of subsidiaries:

	Consideration:
	Cash	$-	$15,901	$-

	Total consideration	$-	$15,901	$-

	Identifiable assets acquired and liabilities assumed:

	Cash acquired	$-	$837	$-
	Current assets	-	1,491	-
	Non-current assets	-	769	-

	Intangible assets	-	9,867	-
	Liabilities assumed	-	(3,793)	-
	Goodwill	-	6,730	-

	Total Identifiable assets acquired and liabilities assumed:	-	15,901	-

	Net cash paid in acquisitions	$-	$15,064	$-

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2013	2012	2011
(b)	Deconsolidation of subsidiary:

	Consideration:
	Investment in Iluminage Beauty at fair value	$24,720	$-	$-

	Total consideration	$24,720	$-	$-

	Subsidiary’s assets and liabilities at the date of deconsolidation:

	Current assets	$(17,150)	$-	$-
	Non-current assets	(968)	-	-
	Intangible assets, net	(1,642)	-	-
	Goodwill	(4,678)	-	-
	Current Liabilities	5,889	-	-
	Non- Current Liabilities	578	-	-
	Non-controlling interests	844	-	-
	Gain from loss of control	(7,273)

		(24,400)	-	-

		$(320)	$-	$-

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

On December 9, 2013, the Company sold 100% of Syneron Beauty Ltd’s shares (until that date, a fully owned subsidiary) to Iluminage Beauty Ltd. (Iluminage Beauty) in consideration of 49% of Iluminage Beauty shares (see Note 1b1 for further details).

b.	Business Combinations and other acquisitions/disposals during 2013, 2012 and 2011

1.
Syneron Beauty Ltd

On November 11, 2013, Syneron and Unilever Ventures signed a definitive agreement to form a joint venture in home beauty devices: "Iluminage Beauty". Pursuant to the agreement, which closed on December 9, 2013, Syneron sold and transferred its Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest up to $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture.  Unilever Ventures holds 51% of Iluminage Beauty shares ( representing 100% of Iluminage Beauty preferred shares), and Syneron Medical retains the remaining 49% (representing 100% of Iluminage Beauty common shares).

On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represented the fair value of Iluminage Beauty 's common stock  held by the Company on the deconsolidation date and recorded a gain on deconsolidation of $7,273 thousands, which is recorded in other expenses (income), net. The fair value of the investment in Iluminage Beauty as of December 31, 2013, has not changed compared to the date of deconsolidation. Refer to Note 4 for further details.

2.
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

2.
Tanda Health and Beauty, Inc. (THB, formerly known as Pharos Life Corporation and Syneron Beauty Inc.) (Cont.)

THB is a manufacturer of home-use light therapy for aesthetic procedures based in Canada.

The fair value of the contingent consideration arrangement at the acquisition date was $2,409. As of December 31, 2013, 2012 and 2011 the contingent consideration fair value was approximately $0, $0 and $2,535, respectively. Changes to the fair value were recorded in other expenses (income), net as part of operating expenses.

THB was deconsolidated on December 9, 2013, refer to Note 1b1

3.
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

Fluorinex was deconsolidated on December 9, 2013, refer to Note 1b1

4.
TransPharma Medical Ltd. (TransPharma)

On March 14, 2012, the Company acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3,651 in cash. The Company has accounted for the assets purchased in accordance with ASC 805, "Business Combinations" ("ASC 805").

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

Fair value

Property and equipment	59
Technology	2,407
Goodwill	1,185

Assets acquired	$3,651

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

5.
Syneron China

In November 2008, the Company entered into a joint venture (JV) agreement with Beijing Art Fact MediTech (BAFM) for the formation of Syneron China. As of December 31, 2011 the Company held 51% of the JV for a total investment of $ 510. Through this JV, Syneron sells directly to medical and aesthetic professionals in China including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. The Company consolidated the JV's results and recorded the non-controlling interests in accordance with the provisions of ASC 810, "Consolidation" (ASC 810).

In August 2012, the Company entered into a share transfer agreement with BAFM to acquire its equity interest (45%) in the JV for a total amount of $2,200. Consummation of the transaction is subject to certain closing conditions, including the approval of certain governmental authorities. At the closing, the Company deposited an amount of $1,760 in escrow. Amount deposited in escrow was recorded as part of other accounts receivable and shall be released upon all closing conditions met.  In February 2013, the Ministry of Commerce of the People's Republic of China approved this transaction. During 2013, the Company entered into agreement to acquire the remaining equity interest (4%) in the JV for a total amount of $156.

Approvals of local authorities were received during 2013. Syneron is now the 100% shareholder of Syneron China.

6.
Ultrashape Ltd. (Ultrashape)

On February 13, 2012, Syneron acquired 100% of the outstanding shares of Ultrashape, a sole operating entity of Ultrashape Medical Ltd., which was traded on the Tel-Aviv Stock Exchange, for $ 12,000. Ultrashape is a developer, manufacturer and marketer of non- invasive technologies for fat cell destruction and body sculpting. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia.

The Company has accounted for the control gained in accordance with ASC 805.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

6.	Ultrashape Ltd. (Ultrashape) (Cont.)

 The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Cash	$837
Current assets	1,241
Property and equipment	710
Developed technology (1)	5,617
Customer relationship (2)	1,843

Total identifiable assets acquired	10,248

Current liabilities	(3,767)
Accrued severance pay	(26)

Total liabilities assumed	(3,793)

Net identifiable assets assumed	6,455
Goodwill	5,545

Net assets acquired	$12,000

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated at six years.

(2)	The Customer relationship will be amortized using a method that will reflect the consummation of such asset which is estimated at eight years.

7.
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

7.
Rakuto Bio Technologies Ltd. (RBT) (Cont.)

On May 30, 2012, the Company entered into an agreement with RBT's shareholders pursuant to which the Company acquired all the remaining shares of RBT for: (i) an initial purchase price of $5,000, (ii) an additional $5,000 to be paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15,240 ("the contingent consideration"), (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period.

The Company records the contingent consideration at fair value. Refer to Note 2k and 4 for further details.

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

Short term bank deposits are deposits with original maturities of more than three months but less than one year from the balance sheet date. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income. As of December 31, 2013 and 2012, the Company held short-term interest bearing deposits in the amount of $16,453 and $20,520, respectively, with a weighted average interest of 1.35% and 1.59%, respectively.

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

In regard to the Company’s ARS, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the estimate of the present value of cash flows expected to be collected from the debt security discounted at the effective interest rate implicit in the security at the date of acquisition is less than the amortized cost basis of the security, the difference is considered credit loss and is recorded through earnings.

The Company did not recognize any other-than-temporary loss on outstanding securities during the three year period ended December 31, 2013. Refer to Note 3 for further details.

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

The policy prohibits the Company from speculating on such Hedging Contracts for profit. To protect against the increase in value of forecasted foreign currency cash flow resulting from salaries paid in New Israeli Shekels (NIS) during the year and for certain forecasted revenue transactions in currencies other than the U.S. dollar, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli employees denominated in NIS or revenues anticipated in currencies other than the U.S. dollar for a period of one to 12 months with Hedging Contracts. Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the Hedging Contracts.  Conversely, when the dollar weakens, the increase in the present value of future foreign currency expenses is offset by gains in the fair value of the Hedging Contracts.  These Hedging Contracts are designated and qualify as cash flow hedges.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2013 and 2012, the Company had outstanding forward contracts with a notional amount of $4,295 and $3,419, respectively, and outstanding option contracts with a notional amount of $900 and $4,790, respectively.

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

Inventories are stated at the lower of cost or market value. Inventory reserve is provided for slow-moving items.

Cost is determined as follows:

Raw materials: based on standard cost.

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

The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life dates, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage are explored within these processes to mitigate inventory exposure. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $34,707 and $36,862 as of December 31, 2013 and 2012, respectively, is stated net of inventory reserves of $6,033 and $5,402, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software, manufacturing, laboratory equipment and demonstration equipment (*)	10 - 50 (mainly 33)
Office furniture and equipment	6- 30 (mainly 15)
Leasehold improvements	The shorter of the term of the lease or the useful life of the asset

(*)
Demonstration equipment consists of systems for use in marketing and selling activities. Demonstration equipment is generally not held for sale and is recorded as property and equipment. The demonstration equipment is amortized on a straight-line method over their estimated economic life not to exceed two years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2013, 2012 and 2011 the Company recorded an impairment charge, related to intangible assets, in the amount of $323, $2,860 and $123, respectively.

k.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. It also requires the fair value of acquired in-process research and development (IPR&D) to be recorded as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and restructuring and acquisition-related costs to be expensed as incurred. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

Contingent considerations to former owners agreed in a business combination, e.g, in the form of milestone payments upon the achievement of certain sales target, are recognized as liabilities at fair value as of the recognition date. Any subsequent changes in amounts recorded as liability are recognized in earnings under other expenses (income), net.

1.	Investments in affiliated companies:

Part of the Company investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company followed ASC 323, "Investments - Equity and Joint Ventures", to determine whether it should apply the equity method of accounting to investments in other-than-common stock, with regard to certain investments in preferred shares, and determined that they are not in substance common stock. The Company's investment in the affiliated companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 325-20. During 2013 and 2012 and 2011, the Company recognized an impairment loss of $ 1,000, $ 200 and $ 9,387, respectively, relating to its investments.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Investments in affiliated companies (Cont.):

As of December 31, 2013, pursuant to the deconsolidation of Syneron Beauty and its subsidiaries from December 9, 2013, the Company elected to recognize the investments in Iluminage Beauty at fair value at each reporting date with changes in the fair value recognized in earnings under other expenses (income), net. Refer to Note 4 and 7 for further details.  .

m.	Goodwill and intangible assets:

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is not amortized but instead tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test for each of its reporting units. The Company operates in two operating segments: the Professional Aesthetic Devices (PAD) segment (which is comprised of two reporting units) and the Emerging Business Units (EBU) segment (which is comprised of three reporting units).

ASC 350, as amended by ASU 2011-08, provides companies an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing a two-step approach to testing goodwill for impairment for each reporting unit. The Company reporting units are determined by the components of the Company operating segments that constitute a business for which both: (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component.

The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

Fair value is determined using discounted cash flows methodology. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. During 2013 and 2011 no impairment charges were recorded on Goodwill. During 2012 the Company recorded a goodwill impairment charge of $450 and impairment charge of $510 related to in-process research and development assets from the acquisition of Candela.

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

Part of the Company's revenue transaction with end-users includes multiple elements within a single contract and it is determined that multiple units of accounting exist.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC 605-25, when a sales arrangement contains multiple deliverables, such as sales of products and related services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (VSOE)  of fair value if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met. Accordingly, for such products and services the Company determined the selling price by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and margin objectives.

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

q.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Basic net income (loss)  per share was determined by dividing net income (loss) by the weighted average ordinary shares outstanding during the period.

Diluted net loss per share was determined by dividing net income (loss) by the diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of stock options, stock appreciation rights, and restricted share units based on the treasury stock method, in accordance with ASC, 260, "Earning Per Share".

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, investment in affiliated company, hedging contracts and contingent considerations (see Note 4). Contingent consideration liabilities represent future amounts the Company may be required to pay in conjunction with various business combinations. Each reporting period, the Company revalues these contingent considerations and records increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates, the probability of achievement of any revenue milestones and due to discounting to present value each reporting date. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

The fair value of the Company’s equity interest in Iluminage Beauty (see Note 1b1) was calculated by a third party appraisal firm using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company reduces deferred tax assets by an allowance if, based on the weight of available positive and negative evidence, it is more likely than not that the Company will not realize some portion, or all, of the deferred tax asset.

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

Total contributions for the years ended December 31, 2013, 2012 and 2011 were $327, $255 and $297, respectively.

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

Total contributions for the years ended December 31, 2013, 2012 and 2011 were $206, $196 and $166, respectively.

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

Severance pay expenses for the years ended December 31, 2013, 2012 and 2011 amounted to approximately $933, $744 and $755, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Shipping and handling costs:

Shipping and handling costs, which amounted to $ 6,610, $ 6,475 and $ 4,408 for the years ended December 31, 2013, 2012 and 2011, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company's point of manufacturing directly to customers, distributors and international subsidiaries.

v.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $ 9,049, $ 6,334 and $ 5,723, respectively.

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

The following table provides details of the change in the Company's allowance for doubtful accounts:

	December 31,
	2013	2012	2011

Balance at the beginning of the year	$6,792	$5,478	$7,704
Charged to expenses, net of recoveries	1,217	1,782	(847)
Deconsolidation of subsidiary	(141)	-	-
Write-off	(1,483)	(523)	(1,443)
Exchange rate	112	55	64

Balance at the end of the year	$6,497	$6,792	$5,478

y.	Warranty:

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

The following table provides details of the change in the Company's product warranty accrual:

	December 31,
	2013	2012	2011

Warranty provision at the beginning of the year	$7,197	$6,514	$6,854
Warranty provision related to the acquisition of Ultrashape	-	44	-
Warranty provision related to the Deconsolidation of Syneron Beauty	(129)	-	-
Charged to costs and expenses relating to new sales	9,122	9,058	7,856
Costs of product warranty claims	(9,209)	(8,419)	(8,196)

Warranty provision at the end of the year	$6,981	$7,197	$6,514

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Comprehensive income (loss):

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

ab.	Impact of recently issued accounting standards:

In July 2013, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on the presentation of unrecognized tax benefits. This new guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists, with limited exceptions. This new guidance is effective for the periods beginning after December 15, 2013, and should be applied prospectively with retroactive application permitted. The adoption of this guidance does not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2013, the FASB issued guidance that requires a parent company to release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This new guidance is effective beginning after December 15, 2013. The adoption of this guidance does not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$1,535	$-	$-	$1,535

Available-for-sale - matures within one year:
Certificate of deposit	2,494	3	-	2,497
Government debentures - fixed interest rate	1,516	13	-	1,529
Government sponsored enterprises - fixed interest rate	455	-	(8)	447
Corporate debentures - fixed interest rate	5,274	35	-	5,309

	9,739	51	(8)	9,782
Available-for-sale - matures after one year through three years:
Certificate of deposit	2,735	1	(6)	2,730
Government debentures - fixed interest rate	2,260	-	(6)	2,254
Government sponsored enterprises - fixed interest rate	3,236	-	(2)	3,234
Corporate debentures - fixed interest rate	29,398	126	(62)	29,462

	37,629	127	(76)	37,680
Available-for-sale - matures after three years through five years:
Corporate debentures - fixed interest rate	4,465	17	(36)	4,446

Available-for-sale - matures after five years:
ARS	1,197	-	(136)	1,061

	$54,565	$195	$(256)	$54,504

Reclassification of certain securities to long-term				25,571

				$28,933

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-       AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

The table below presents the fair value of investments in available-for-sale securities that have been in an unrealized loss position as of December 31, 2013 and 2012 and the length of time that those investments have been in a continuous loss position:

	December 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government sponsored enterprises	$2,780	$10	$-	$-	$2,780	$10
Government debentures	2,255	6	-	-	2,255	6
Corporate debentures	13,523	76	4,127	22	17,650	98
ARS	-	-	1,061	136	1,061	136
Certificate of deposit	2,372	6	-	-	2,372	6

	$20,930	$98	$5,188	$158	$26,118	$256

	December 31, 2012
	Less than 12 months		12 months or longer			Total
	Fair value	Unrealized losses	Fair value	Unrealized losses		Fair value	Unrealized losses

Government sponsored enterprises	$500	$2	$1,002	$	*) -	$1,502	$2
Corporate debentures	7,061	60	-		-	7,061	60
ARS	-	-	1,230		157	1,230	157
Certificate of deposit	1,019	*) -	244		1	1,263	1

	$8,580	$62	$2,476		$158	$11,056	$220

*)	Represents an amount lower than $1.

As of December 31, 2013 and 2012, there were 43 and 21 securities in a loss position, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company recognized gross realized gains of $120, $2 and $47, respectively, and gross realized losses of $3, $0 and $42, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income, net, in the Company's consolidated statements of operations.

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities, foreign currency derivative contracts, investment in Iluminage Beauty Ltd and contingent considerations at fair value. Marketable securities are classified within Level 1 or Level 2 because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in ARS, investment in Iluminage Beauty Ltd and liabilities with respect to contingent considerations are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$39,216	$-	$39,216
ARS	-	-	1,061	1,061
Government debentures	-	3,783	-	3,783
Government sponsored enterprises	-	3,682	-	3,682
Money markets funds	6,762	-	-	6,762
Investment in affiliated companies	-	-	24,720	24,720

Total	$6,762	$46,681	$25,781	$79,224

Liabilities:
Foreign currency derivatives	$-	$16	$-	$16
Contingent consideration	$-	$-	$7,896	$7,896

Total	$-	$16	$7,896	$7,912

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$17,847	$-	$17,847
ARS	-	-	1,230	1,230
Government debentures	-	4,302	-	4,302
Government sponsored enterprises	-	13,231	-	13,231
Money markets funds	12,492	-	-	12,492
Foreign currency derivatives	-	152	-	152

Total	$12,492	$35,532	$1,230	$49,254

Liabilities:
Contingent consideration	$-	$-	$6,750	$6,750

Total	$-	$-	$6,750	$6,750

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The estimated fair value of the Company's ARS holdings and collateralized debt obligations investment as of December 31, 2013 and 2012 were $ 1,061 and $ 1,230, respectively, which reflects cumulative other than temporary impairment of $ 2,803 and $ 2,813, respectively, below their cost.

The table below presents the changes in Level 3 investments measured on a recurring basis:

	December 31,
	2013	2012

Balance at the beginning of the year	$1,230	$1,313
Changes in realized gains included in earnings	31	5
Sales (*)	(200)	(100)
Changes in unrealized gains included in Other comprehensive income	-	12

Balance at the end of the year	$1,061	$1,230

(*)
During 2013, the Company sold ARS with carrying amount of $169 for a total consideration of $200, which reflects a gain of $31. During 2012, the Company sold ARS with carrying amount of $95 for a total consideration of $100, which reflects a gain of $5.

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis and related to business combinations of THB in December 2010 and from RBT investment in May 2012:

	December 31,
	2013	2012

Fair value at the beginning of the year	$6,750	$2,535
Acquisition date fair value of contingent consideration related to additional investment in RBT (see Note 1b5)	-	6,125
Changes in the fair value of contingent consideration, net	1,146	(1,910)

Fair value at the end of the year	$7,896	$6,750

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The fair value of the contingent consideration related to the acquisition of THB was $0 for the year ended December 31,  2012. The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until May 31, 2013 and the Company will be required to pay the contingent consideration. On May 31, 2013, the revenues milestone was not achieved and no payments to THB’s shareholders were due. The Company recorded in 2012 and 2011, due to changes in fair value, an income in the amount of $2,535 and expenses of $126, respectively.

The fair value of the contingent consideration related to the investment in RBT was $7,896 and $6,750 as of December 31, 2013 and 2012, respectively. . The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2017 and the Company will be required to pay the contingent consideration. The Company recorded expenses of $1,146 and $625, respectively, in 2013 and 2012, due to changes in fair value as a result of the passage of time.

Changes in the contingent consideration are recorded in the statements of operations under other expenses (income), net.

The table below presents the changes in Level 3 investment in Iluminage Beauty measured on a recurring basis and related to deconsolidation of Syneron Beauty in December 9, 2013:

	December 31,
	2013	2012

Fair value at the beginning of the year	$-	$-
Fair value of investment in Iluminage Beauty (see Note 1b1)	24,720	-
Changes in the fair value	-	-

Fair value at the end of the year	$24,720	$-

The fair value of the Company equity interest in Iluminage Beauty (see Note 1b1) was calculated by a third party appraisal firm using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital.

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2013 and 2012 consisted of intangible assets and investment in affiliated companies. As of December 31, 2013 and 2012, certain intangible assets were written down to their estimated fair values of $3,102 and $4,281, resulting in an impairment charge of $323 and $3,370, respectively The fair value for such assets were calculated by a third party appraisal firm using the discounted cash flow method, which uses significant unobservable inputs which require significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature (see also Note 16 and Note 7).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

During 2013, an investment in an affiliated company with a carrying amount of $1,000 was written down to its estimated fair values of $0, resulting in an impairment charge of $1,000. During 2012, an investment in affiliated company with a carrying amount of $200 was written down to its estimated fair values of $0, resulting in an impairment charge of $200.

During 2011, an investment in another affiliated company with a carrying amount of $9,387 was written down to its estimated fair value of $0, resulting in an impairment charge of $9,387.

All impairments mentioned above are recorded in the statements of Operations under other expenses (income), net (see also Note 17).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses and advanced payments	$2,939	$5,407
Government authorities	903	919
Deposits with escrow agent (see also 1b5)	1,760	1,760
Derivative instruments	-	152
Other receivables	1,721	1,059

	$7,323	$9,297

NOTE 6:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$9,845	$12,552
Work in process	1,299	2,250
Finished products	23,563	22,060

	$34,707	$36,862

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2013	2012

Investment in Iluminage Beauty (1)	$24,720	$-
Investment in Juvenis Ltd. (Juvenis) (2)	-	1,000

	$24,720	$1,000

(1)
On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represents the fair value of Iluminage Beauty's common stock held by the Company on the deconsolidation date. Refer to Note 4 and 1b1 for further details.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

(2)
On March 15, 2012, Syneron invested in Juvenis, an Israel-based company. Under terms of the agreement, Syneron made an initial investment in Juvenis of $1,000 in cash.

On November 11, 2013, Juvenis’ board of directors resolved that, due to its financial situation, Juvenis should cease its operations due to lack of funds.

NOTE 8:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2013(*)	2012
Cost:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	$13,560	$11,681
Leasehold improvements	3,140	2,082
Office furniture and equipment	1,846	2,048

	18,546	15,811
Accumulated depreciation:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	9,000	7,135
Leasehold improvements	1,778	1,708
Office furniture and equipment	1,165	820

	11,943	9,663

Depreciated cost	$6,603	$6,148

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 were $ 3,445, $ 3,104 and $ 1,990, respectively.

(*)	As part of Syneron Beauty’s deconsolidation, the Company deconsolidated Syneron Beauty’s Property and Equipment, in the total net amount of $847.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average remaining useful life	December 31,
	(years)	2013	2012
Original cost:

Patent	-	$1,899	$1,899
Distribution agreements (2)	-	163	1,600
Brand name	-	295	295
In process R&D (1,2)	-	-	263
Developed technologies (1,2)	4.6	29,618	31,255
Trade name	7	3,300	3,300
Non-compete covenant	-	1,200	1,200
Customer relationships	3.1	10,773	10,773
Distribution exclusivity (1)	1.0	1,632	1,632

		48,880	52,217
Accumulated amortization:

Patent		1,899	1,899
Distribution agreements (2)		163	506
Brand name		295	251
In process R&D (2)		-	63
Developed technologies (2)		12,673	8,386
Trade name		1,200	900
Non-compete covenant		1,200	1,200
Customer relationships		8,497	7,360
Distribution exclusivity		1,514	1,219

		27,441	21,784

Amortized cost		$21,439	$30,433

(1)
During the years ended December 31, 2013, 2012 and 2011, the Company recorded an impairment charge in the total amount of $ 323, $ 3,370 and $ 123, respectively. The impairment charge in 2013 was attributed to developed technology in the amount of $323. The impairment charge in 2012 was attributed to in-process R&D and developed technology in the amounts of $510 and $2,860, respectively. The impairment charge in 2011 was attributed to distribution exclusivity license in the amount of $123.

(2)	As part of Syneron Beauty’s deconsolidation, the Company deconsolidated Distribution agreements, In Process R&D and Developed technologies in the total net amount of $856, $87 and $699, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

During 2013, 2012 and 2011, the Company recorded amortization expenses in the amount of $7,027, $7,877 and $8,058, respectively. The annual amortization expense relating to intangible assets as of December 31, 2013 is estimated to be as follows:

2014	$4,924
2015	4,988
2016	4,241
2017	3,886
2018	1,739
Thereafter	1,661

Total	$21,439

NOTE 10:-     GOODWILL

Changes in goodwill for the years ended December 31, 2013 and 2012, by reporting units are as follows:

	Syneron (*)	LI	RBT	THB (**)	Total

As of December 31, 2011	$8,206	$3,005	$2,528	$5,128	$18,867

Acquisitions and others	6,729	73	-	-	6,802
Impairment (see Note 2m)	-	-	-	(450)	(450)

As of December 31, 2012	14,935	3,078	2,528	4,678	25,219

Acquisitions and others	386	49	-	-	435
Deconsolidation of subsidiary	-	-	-	(4,678)	(4,678)

As of December 31, 2013	$15,321	$3,127	$2,528	$-	$20,976

(*) Includes Ultrashape and TransPharma
(**) Includes Fluorinex

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2013:

	Unrealized gains (losses) on available-for-sale marketable securities (*)	Unrealized gains (losses) on cash flow hedges (*)	Foreign Currency Translation Adjustments	Total
Beginning balance	$24	$152	$450	$626
Other comprehensive income (loss) before reclassifications	32	179	(1,844)	(1,633)
Amounts reclassified from accumulated other comprehensive income	(117)	(347)	-	(464)
Net current period other comprehensive income (loss)	(85)	(168)	(1,844)	(2,097)
Ending balance	$(61)	$(16)	$(1,394)	$(1,471)

(*) Refer to Note 3 and Note 12 for the affected line item in the statement of income.

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

The following table reflects changes in the Company's deferred revenue during the years ended December 31:

	December 31,
	2013	2012

Balance at the beginning of the year	$15,910	$15,662

Deferral of new sales	12,821	11,957
Recognition of previously deferred revenue	(11,986)	(11,550)
Foreign currency translation adjustments	(283)	(159)

Balance at the end of the year	$16,462	$15,910

The following table reflects the Company's current and long-term deferred revenues:

	December 31,
	2013	2012

Total deferred revenues	$16,462	$15,910
Less - current portion	13,001	11,986

Long-term deferred revenues	$3,461	$3,924

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Warranty accruals	$6,202	$6,489
Accrued expenses	8,632	15,749
Voluntary field action	-	1,496
Accrued commission	3,466	3,493
Employees and related expenses	5,658	8,503
Tax authorities	3,837	14,149
Other payables	36	10

	$27,831	$49,889

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2013	2012
Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange contracts	Other accounts receivable and prepaid expenses	$-	$152
Foreign exchange contracts	Other account payables and accrued expenses	(16)	-
Total derivatives designated as hedging instruments		$(16)	$152

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (OCI) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2013	2012	2011

Foreign exchange contracts	$179	$138	$177

Total	$179	$138	$177

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

Location	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
	2013	2012	2011

Revenues	$(77)	$156	$77
Operating expenses	424	(95)	25

Total	$347	$61	$102

	Gain (loss) recognized in income on derivatives
		December 31,
	Location	2013	2012	2011

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Financial income, net	$(3)	$89	$65

Total		$(3)	$89	$65

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

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

 Royalty expenses amounted to $660, $1,163 and $525 for the years ended December 31, 2013, 2012 and 2011, respectively, were recorded as part of cost of revenues.

2.
In August 2005, Candela entered into an agreement with the Regents of the University of California ("Regents") for exclusive license rights to the Dynamic Cooling Device ("DCD"), subject to certain limited license rights of CoolTouch, Inc. ("Cool Touch"), in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. CoolTouch, a subsidiary of New Star Technology, Inc., obtained a license to the DCD on a co-exclusive basis with the Company, in certain narrower fields of use.

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2015 of $300. The multi-year annual fee of $300 was paid to the Regents in a lump sum of $3,000 and is being amortized over the remaining life of the patent agreement, which as of December 31, 2013 was approximately one and a half years. As of December 31, 2013 and 2012, the unamortized portion of the license fee payment was reflected as follows: $ 300 is included in other receivables for both years and $150 and $450 are included in long-term assets, respectively.

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

Royalty expenses and license fees were amounted to $2,473, $2,683 and $2,529 for the years ended December 31, 2013, 2012 and 2011, respectively. The royalty and the amortization of the annual license fee payment are recorded as part of cost of revenues.

3.
On September 16, 2011, Syneron Inc., Candela, and Syneron Medical Ltd. entered into a comprehensive settlement agreement with Palomar and Massachusetts General Hospital ending a patent disputes on mutually agreeable terms. According to the agreement, Palomar granted Syneron Inc. and its affiliates (including Syneron Medical Ltd. and Candela) a non-exclusive, royalty bearing license in the U.S. to Patents for consumer home-use lamp- based hair removal products. The Company will pay royalties to Palomar on sales of such products in the U.S. as follows: a 5% royalty up to a certain level of cumulative sales, then 6.5% up to another level of cumulative sales, and 7.5% on all cumulative sales thereafter. In addition, Palomar received a royalty-free license to certain Syneron Medical Ltd. and Candela patents. As of December 31, 2013 the Company paid approximately $147 in regard to the Palomar royalties.

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

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2013, are as follows:

Year ended December 31,

2014	4,475
2015	3,465
2016	2,615
2017	489
2018	122

$11,166

Rent expenses amounted to $3,611, $ 3,195 and $ 2,968 for the years ended December 31, 2013, 2012 and 2011, respectively.

c.	Legal claims:

1.
On December 23, 2008, the Company received a letter from Tensor Technologies LLC (Tensor) claiming that the Company was in breach of its royalty payment obligations to Tensor pursuant to a License Agreement between the Company and Tensor. On February 19, 2009, the Company sent a letter to Tensor denying Tensor's claims and denying any royalty payment obligations to Tensor whatsoever. The Company submitted the matter for arbitration and commenced the arbitration process. On May 5, 2011, the arbitrator issued a decision accepting most of Tensor’s claims and denying most of the Company’s counterclaims. The arbitrator appointed an expert accountant to examine the royalties to be paid to Tensor under the terms of the agreement. On April 8, 2012, the arbitrator ruled that the Company must pay Tensor a sum of $2.1 million plus interest. On September 13, 2012, the arbitrator’s ruling was approved by the District Court of Haifa, and the Company subsequently paid Tensor.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and sought $2 million in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430, of which $154 is to be paid in full by Syneron’s insurer, and certain medical provider co-defendants are responsible for paying the remainder.

3.
On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. An evidentiary hearing was held in May 27, 2013 at which the court rejected plaintiff’s request to summon current and former employees of the Company.  Plaintiff appealed the court’s decision to the National Labor Court. On July 18, 2013, the Company filed its response to the appeal and currently awaits the National Labor Court's decision with respect to the appeal.  The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

4.
On January 5, 2011, Mr. Avner Lior submitted an action for declaratory relief and a mandatory injunction in Haifa District Court to void a share purchase agreement between the plaintiff and the Company dated October 23, 2003 and to recover the shares he sold to the Company pursuant to that agreement. After various court proceedings and attempted mediation, the court dismissed all of the plaintiff's claims on July 8, 2013.

5.
In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. The case is currently in the post-discovery phase. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

6.
On December 31, 2013, Syneron Medical Ltd. and its former subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the “Respondents”).  The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device. The Petitioner claims that she suffered monetary damages as a result of relying on misleading representations by Respondents.  In addition, the Peititioner claims injury to bodily autonomy and integrity.  The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of NIS 27.5 million.  The Company intends to vigorously defend itself in this matter. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

7.
From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $565 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation.  The Company is unable to determine the likelihood of loss or range of loss for each matter described above. During the year ended December 31, 2013 the Company settled various legal claims and paid an amount of approximately $387.

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

As of December 31, 2013, options to purchase 4,996,487 ordinary shares were available for grant under the 2004 Plans.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     EQUITY (Cont.)

c.	Light Instruments Ltd. option plan:

January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees; officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met.  The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan.  All options shall expire 10 years from the date of grant.   In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan).  The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system. As of December 31, 2013, there were 140,049 options granted under the plan and 270,648 shares available or reserved for future issuance under the plan.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     EQUITY (Cont.)

d.
The following is a summary of activities relating to the Company's stock options and SAR's (excluding Light Instruments options) granted to employees and directors among the Company's various plans during the year ended December 31, 2013:

			Aggregate
	Number	Weighted average	intrinsic Value (in
	of options	exercise price	thousands)

Outstanding at beginning of year	4,366,897	$12.65	-

Granted	921,500	$9.41	-

Exercised	(867,106)	$8.47	-

Forfeited	(954,997)	$15.81	-

Outstanding at end of year	3,466,294	$11.97	$8,088

Exercisable options at end of year	1,818,724	$14.02	$3,799

Vested and expected to vest	3,333,107	$11.86	$8,418

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2013 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amounts changes based on the fair market value of the Company's ordinary shares.

The following table summarizes the RSUs activity for the year ended December 31, 2013:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2013	10,272	$10.71
Granted	65,862	$7.12
Vested	10,272	$10.71
Forfeited	-	$-

Non-vested at December 31	65,862	$7.12

The fair value of non-vested RSUs is determined based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2013, 2012 and 2011, was $7.12, $11.15, and $9.16, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     EQUITY (Cont.)

The total fair value of RSU's vested during the year ended December 31, 2013 was $110.

Aggregate intrinsic value, at the date of exercise, of options, SAR's and RSU's that were exercised during the years ended on December 31, 2013, 2012 and 2011 was $ 1,309, $ 901 and $ 4,001, respectively.

The options and SAR's outstanding as of December 31, 2013, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	62,515	5.05	$1.41	62,515	5.05	$1.41
$4.81	41,897	5.62	$4.81	41,897	5.62	$4.81
$7.25-11.31	2,669,969	5.23	$9.65	1,096,759	4.52	$9.76
$12.09-14.74	458,952	3.39	$13.25	384,592	3.13	$13.43
$16.05-52.67	232,961	2.36	$40.07	232,961	2.36	$40.07

$1.41-52.67	3,466,294	4.80	$11.97	1,818,724	3.99	$14.02

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2013, 2012 and 2011 were:

	Year ended December 31,
	2013	2012	2011

Weighted average exercise prices	$9.41	$10.08	$11.09

Weighted average fair value on grant date	$3.41	$3.94	$4.97

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2013, 2012 and 2011 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2013	2012	2011

Volatility	35%	42%	52%
Risk-free interest rate	1.05%	0.75%	2.07%
Dividend yield	0%	0%	0%
Post-vesting cancellation rate	6.8%	9.5%	7%
Suboptimal exercise factor	2.0	2.0	2.5
Expected life (in years)	6.15	4.84	5.53

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

The sub optimal exercise factor is based on the average ratio between the stock price and the exercise price.

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

The total equity-based compensation expense recognized for the years ended December 31, 2013, 2012 and 2011, was comprised as follows:

	Year ended December 31,
	2013	2012	2011

Cost of revenues	$288	$205	$40
Research and development	766	616	726
Sales and marketing	1,258	1,257	1,058
General and administrative	2,177	2,656	1,576

Total equity-based compensation expense before taxes	$4,489	$4,734	$3,400

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     EQUITY (Cont.)

As of December 31, 2013, there was $4,959 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.37 years.

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

NOTE 17:-     OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2013	2012	2011

Legal settlement (*)	$-	$-	$31,000
Impairment of intangibles assets (see also Note 9)	323	3,370	123
Impairment of goodwill (see also Note 2m)	-	450	-
Reevaluation of contingent consideration	1,209	(1,836)	(8,830)
Impairment of investment in an affiliated company (**) (see also Note 7)	1,000	200	9,387
Gain from loss of control (see also Note 7)	(7,273)	-	-
Other	118	105	528

Total	$(4,623)	$2,289	$32,208

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

(**)
On November 22, 2010, the Company entered into an exclusive supply agreement ("the agreement") with an existing customer of the Company ("the customer"). In connection with such agreement, the Company invested $9,169 in exchange for preferred units which constitute an immaterial percentage of the customer's equity. The Company recorded the fair value of the preferred units received as part of the investments in affiliated companies and the fair value of the exclusive supply right in the amount of $1,400 was recorded as part of the intangible assets based on its fair value as was calculated by a third party appraisal. On October 5, 2011, the Company invested in this customer an additional $3,200 in exchange for additional preferred units. In December 2011, this customer filed for bankruptcy under protection of Chapter 11 of the U.S. Bankruptcy Code from which it emerged at the end of January 2012.  The Company expects to continue doing business under a new exclusive supply agreement concluded with this customer under its new ownership. During 2011, the Company wrote off $9,387, reflecting losses related to the Company's investment in this customer.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate: Israeli corporate tax rate in 2011, 2012 and 2013 was 24%, 25% and 25%, respectively. Commencing January 1, 2014, the Israeli corporate tax rate was increased to 26.5%.

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

4.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law) (see Item10.E. "Taxation – Israeli Taxation" for more information):

The Company has been granted the status of "Privileged Enterprise" according to the Amendment to the Law, for eligible investments ended in 2005, 2007,2009 and 2012 (“Programs”). Those mentioned years are considered to be the election years for tax benefits under the Law.

In accordance with the Law the Company has chosen to enjoy an "alternative benefits track" status. Accordingly, Syneron Medical Ltd.'s income attributed to the Programs is exempt from taxes on income derived therefrom, the earlier of, a period of 10 years starting in the year in which the Company first generates taxable income or 12 years starting the election year.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

As a "Privileged Enterprise" under the Law in Israel, the Company is partly exempt from taxes on income derived from its ""Privileged Enterprise," and the Company is obligated to pay taxes on income from other sources, which are not integral to its "Privileged Enterprise".

In addition, it should be noted that some Israeli subsidiaries have a "Privileged Enterprise" status and are exempt from taxes on income derived from their  "Privileged Enterprise" status. The tax consequences of such status are not significant to the Company.

Out of the Company's retained earnings as of December 31, 2013, approximately $299,238 is tax-exempt earnings attributable to its Approved Enterprise and Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "alternative benefits track". Under the Law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the Law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

On October 27, 2013, the Company agreed to pay approximately $4 million to the Israeli Tax Authority to free up "trapped profits" in accordance with the Trapped Profits Law.  This payment gives the Company flexibility to use profits derived from its “Approved Enterprise” or “Privileged Enterprise” programs to undertake future business transactions, such as dividends, share buyback, or mergers and acquisitions, up to a limit of approximately $63.7 million without incurring any additional Israeli taxes.

As of December 31, 2013, if the income attributed to the Approved Enterprise and Privileged Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $33,981, excluding approximately $4 million that was paid in accordance to the Trapped Profit Low, as mentioned above. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

Income from sources other than the "Approved Enterprise" and/or "Privileged Enterprise" is subject to tax at regular Israeli corporate tax rate of 25%.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

b.	Non-Israeli subsidiaries: Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax Rate

Australia	30%
Canada (*)	15%
Germany	28%
Hong Kong	16.5%
Japan	39.6%
Spain	30%
United States (*)	35%

*)	Federal.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

c.	Deferred taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012

Net operating loss carryforward	$44,440	$50,525
Tax credits	6,079	3,080
Share-based compensation costs	248	2,487
Company's capital losses carryforward (1)	20,087	15,630
Bad debt reserve	868	831
Deferred revenues	2,278	1,907
Obsolete inventory Reserve	821	639
Intangible Assets – Patents	1,132	1,200
Other temporary differences	3,186	2,474

Total deferred tax asset before valuation allowance	79,139	78,773
Valuation allowance	(51,561)	(52,530)

Total deferred tax asset	27,578	26,243

Intangible assets acquired	(5,142)	(7,682)

Total deferred tax liability	(5,142)	(7,682)

Net deferred tax asset (2)	$22,436	$18,561

(1)	The Company has capital loss carryforwards resulting mainly from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

(2)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2013	2012

Current Assets	$6,939	$3,266

Deferred tax assets	17,927	18,390
Deferred tax liability	(2,430)	(3,095)

Net deferred tax asset	$22,436	$18,561

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

At December 31, 2013, the Company's U.S. subsidiaries had cumulative net operating losses (NOL) for US federal and state income tax return purposes of $80,271 and $68,198 respectively. The federal NOL carryforwards expire between 2025 and 2031. The state NOL carryforwards begin to expire in 2014. The federal and state NOL carryforwards for tax return purposes are $38,170 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

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

The Company has available Israeli carryforward capital tax losses of $63,691 and $42,396 in 2013 and 2012, respectively. The Company has Israeli available carryforward net operating tax losses of $98,919 and $71,650 in 2013 and 2012, respectively to offset against future tax profits for an indefinite period.

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. The American Taxpayer Relief Act of 2012 (Act) was signed into law on January 2, 2013. Because a change in tax law is accounted for in the period of enactment, certain provisions of the Act benefiting the Company's 2012 U.S. federal taxes, including the research and experimentation credit, could not be recognized in the Company's 2012 financial results and instead have be reflected in the Company's 2013 financial results.

At December 31, 2013, the Company's U.S. subsidiaries had available federal research and development (R&D) tax credit carryforwards of approximately $2,387 expiring between 2026 and 2033, capital loss carryforwards of $9,169 expiring in 2017, and alternative minimum tax credits of approximately $655 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $1,081. Federal and state R&D credit carryforwards for tax return purposes are $430 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity.  For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $51,561 and $52,530 at December 31, 2013 and 2012, respectively. The Company's U.S. subsidiary recorded in 2013 a valuation allowance release of $7,935 on the basis of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized.  The Company's estimate of future book-taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs").

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

No amount for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximate $7,557 of accumulated foreign earnings to be indefinitely reinvested. The Company expects existing domestic cash and short-term investments and cash flows from operations to continue to be sufficient to fund the operating activities and cash commitments for investing and financing activities, and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Determination of the amount of income tax liability that would be incurred is not practicable.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

d.	Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2012 through December 31, 2013, were as follows:

Gross tax liabilities at January 1, 2012	$8,862

Additions based on tax positions related to the current year	6,917
Additions for tax positions of prior years	-
Reductions due to settlements with tax authorities	-
Reductions for positions of prior years	(960)

Gross tax liabilities at December 31, 2012	14,819

Additions based on tax positions related to the current year	5
Additions for tax positions of prior years	5
Reductions due to settlements with tax authorities	(12,552)
Reductions for positions of prior years	(158)

Gross tax liabilities at December 31, 2013	$2,119

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2013 was approximately $2,119 of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate. The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheet.

The liability for unrecognized tax benefits as of December 31, 2013 and 2012 included accrued interest of $ 213 and $ 158, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2013:

Israel	-	2012 - present
United States	-	2010 - present
Australia	-	2009 - present
Germany	-	2009 - present
Canada	-	2009 - present
Japan	-	2010 - present
Spain	-	2009 - present

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

e.	Loss before taxes on income:

	Year ended December 31,
	2013	2012	2011

Domestic	$(14,289)	$(21,890)	$(24,353)
Foreign	8,196	15,047	(23,453)

	$(6,093)	$(6,843)	$(47,806)

f.	Taxes on income:

	Year ended December 31,
	2013	2012	2011
Current taxes:
Domestic	$(6,338)	$6,782	$592
Foreign	2,084	780	3,531

	(4,254)	7,562	4,123
Deferred taxes:
Domestic	(140)	(207)	(153)
Foreign	(3,246)	(11,857)	(26)

	(3,386)	(12,064)	(179)

Taxes on income (tax benefit)	$(7,640)	$(4,502)	$3,944

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     INCOME TAXES (Cont.)

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2013	2012	2011

Loss before taxes on income	$(6,093)	$(6,843)	$(47,806)

Statutory tax rate	25%	25%	24%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(1,523)	$(1,711)	$(11,473)
Increase in taxes resulting from "Privileged Enterprise" benefits	-	-	3,625
Difference in basis of measurement for tax purpose	1,288	2,984	(947)
Change in valuation allowance, net	(969)	(12,176)	19,151
Non-deductible stock-based compensation	1,485	122	511
Non-deductible expenses	492	257	(1,759)
State deferred taxes	2,363	(400)	(492)
Increase (decrease) in taxes resulting from tax settlement with tax authorities	(8,925)	-	697
Difference in tax rates	(1,667)	4,118	(3,161)
Tax contingencies	(111)	5,929	554
Return to provision	(16)	(3,449)	(2,915)
Pre-paid taxes	-	-	1,001
Others	(57)	(176)	(848)

Actual tax expense (benefit)	$(7,640)	$(4,502)	$3,944

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-     FINANCIAL INCOME, NET

	Year ended December 31,
	2013	2012	2011
Income:

Interest on cash equivalents	$90	$48	$82
Gain and interest on available-for-sale marketable securities	557	758	1,607
Interest on bank deposits	211	681	189

Expenses:

Interest on short-term credit and bank commissions	(254)	(272)	(274)
Loss on available-for-sale marketable securities	(3)	-	(42)
Foreign currency translation adjustments, net	(575)	(290)	(547)

	$26	$925	$1,015

NOTE 20:-     SEGMENT REPORTING

a.	General:

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

Following the deconsolidation of Syneron Beauty, effective January 1, 2014 the Company has eliminated the Emerging Business Unit and intends to operate going forward with a single business unit.

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

The tables below present financial information for the Company's two reportable segments:

	Year ended December 31, 2013
	PAD	EBU	Total

Revenues from external customers	226,445	30,470	256,915
Operating income (loss)	6,996	(13,115)	(6,119)
Financial income (expenses), net	280	(254)	26
Income (loss) before taxes on income	7,276	(13,369)	(6,093)
Segment goodwill	15,321	5,655	20,976
Segment identifiable assets	277,871	6,630	284,501

	Year ended December 31, 2012
	PAD	EBU	Total

Revenues from external customers	236,516	27,106	263,622
Operating income (loss)	7,802	(15,570)	(7,768)
Financial income (expenses), net	1,199	(274)	925
Income (loss) before taxes on income	9,001	(15,844)	(6,843)
Segment goodwill	14,935	10,284	25,219
Segment identifiable assets	270,420	23,459	293,879

	Year ended December 31, 2011
	PAD	EBU	Total

Revenues from external customers	$208,280	$20,041	$228,321
Operating loss	(31,422)	(17,434)	(48,856)
Financial income (expenses), net	1,226	(211)	1,015
Other income	35	-	35
Loss before taxes on income	(30,161)	(17,645)	(47,806)
Segment goodwill	8,206	10,661	18,867
Segment identifiable assets	$284,198	$19,946	$304,144

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-     SEGMENT REPORTING (Cont.)

d.	Financial data relating to geographic areas:

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2013, 2012 and 2011. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2013		2012		2011
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$90,618	$2,917	$93,247	$3,467	$78,525	$1,924
Europe and Middle East (excluding Israel)	87,539	407	86,436	399	78,182	345
Asia Pacific	39,744	76	41,423	95	30,489	122
Japan	26,409	12	30,816	17	29,572	22
Israel	4,620	3,191	3,924	2,170	5,050	1,742
Others	7,985	-	7,776	-	6,503	-

	$256,915	$6,603	$263,622	$6,148	$228,321	$4,155

e.	Significant customers:

No major customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 2013, 2012 and 2011.

NOTE 21:-     NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2013	2012	2011
Numerator:

Net income (loss) attributable to Syneron's shareholders	$1,647	$(1,343)	$(50,795)

Denominator:
Total weighted average number of shares outstanding used in computing:
Basic net income (loss) per share	35,921,848	35,474,693	35,158,191
Diluted net income (loss) per share	36,203,848	35,474,693	35,158,191

Basic and diluted net income (loss) per share	$0.04	$(0.04)	$(1.44)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-     NET INCOME (LOSS) PER SHARE (Cont.)

Anti-dilutive securities:

The following numbers of shares were excluded from the computation of diluted net income (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2013	2012	2011

Ordinary shares	3,184,294	4,513,130	3,603,423

NOTE 22:- DISCLOSURE ON RELATED PARTIES TRANSACTION

The Company Chairman of the Board, Shimon Eckhouse, previously owned 9.85% of the issued and outstanding shares of RBT and, until February 29, 2012, served as chairman of the board of directors of RBT. Together with other RBT shareholders, Shimon Eckhouse sold his holdings in RBT to the Company on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5,000, (ii) an additional $5,000 paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15,240, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period.

NOTE 23:-	SUBSEQUENT EVENTS

On March 5, 2014, we acquired New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), for approximately $11 million in cash and earn out based on certain milestones of up to $4 million to be achieved in 2014 and 2015, which earn-out shall be paid in 2015 and 2016, respectively.

CoolTouch develops, manufactures and markets the CoolTouch family of aesthetic devices.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 19, 2014

Syneron Medical Ltd.

By:	/s/ Amit Meridor
Amit Meridor
Chief Executive Officer