Form 20-F
period 2014-12-31
Syneron Medical Ltd.
filed 2015-03-24
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, the Registrant had 36,748,244 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron”, “the Company”, “we”, “us”, “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2014. All references in this Annual Report on Form 20-F to “U.S. dollars”, “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel.

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

•
our anticipation that we will generate higher revenues and attractive margins as we introduce our new product launches and expand our recurring-revenue business model, and our expectation that our acquisition of New Star Lasers, Inc., which conducts business as CoolTouch, will contribute to such business model going forward;

•	our belief that the demand for energy-based aesthetic treatments will continue to expand;

•
our expectation that market opportunities for our body-shaping and fat reduction business will grow and that the expansion of such business, including through our VelaShape and UltraShape® product families, will increase our future revenues;

•
our expectation that our new marketing campaign aimed at raising consumer awareness of our UltraShape products will be successful, and that our new business model with a bifurcated, separate  sales force dedicated to our UltraShape® body shaping division in North America will increase our sales;

•	our belief that an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, have expanded their practice into aesthetic procedures;

•
our ability to make novel product introductions and upgrades, acquire new products, expand our recurring revenue and consumables business, and identify new markets for our products, including our UltraShape, VelaShape and PicoWay products;

•	our expectation that we will be successful in realizing the benefits and synergies arising out of our acquisitions, joint ventures, and other strategic initiatives;

•	our expectation that we will expand our presence in North America, including through the growth of our North American sales force;

•	our belief that our expanded North American sales force will leverage the expected growth in the North American aesthetic products market;

•	the timing of, and our ability to, receive and/or maintain regulatory approvals and clearance for our products and new product initiatives;

•	our expectations regarding our research and development expenses, including our expectations regarding the development of product initiatives; and

•	our belief that we are currently in compliance, and our ability to maintain compliance, with government regulations and licenses.

These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or postponing of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products; that our markets, including the market for our UltraShape, VelaShape and PicoWay products and the recurring revenue market from our UltraShape product, will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions proves incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D. “Key Information – Risk Factors”.

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

The selected consolidated balance sheet data as of December 31, 2014 and 2013 and the selected consolidated statement of operations data for each of the years ended December 2014, 2013, and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2012, 2011, and 2010, and the selected consolidated statement of operations data for the fiscal years ended December 31, 2011 and 2010 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(U.S. Dollars in thousands except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$255,750	$256,915	$263,622	$228,321	$189,528
Cost of revenues (*)	119,771	126,838	127,182	113,472	98,631

Gross profit	135,979	130,077	136,440	114,849	90,897
Operating expenses, net
Research and development (*)	24,619	29,996	29,936	28,334	26,837
Selling and marketing (*)	80,741	82,445	77,795	69,433	65,897
General and administrative (*)	28,368	28,378	34,188	33,730	36,103
Other expenses (income), net	4,468	(4,623)	2,289	32,208	(4,538)

Total operating expenses, net (*)	138,196	136,196	144,208	163,705	124,299

Operating loss(*)	(2,217)	(6,119)	(7,768)	(48,856)	(33,402)

Financial income (expenses), net	(688)	26	925	1,015	717
Other income	-	-	-	35	240

Loss before taxes on income	(2,905)	(6,093)	(6,843)	(47,806)	(32,445)
Taxes on income (tax benefit)	2,295	(7,640)	(4,502)	3,944	(5,110)

Consolidated net income (loss)	(5,200)	1,547	(2,341)	(51,750)	(27,335)
Net loss attributable to non- controlling interest	-	100	998	955	1,909
Net income (loss) attributable to Syneron's shareholders	(5,200)	1,647	(1,343)	(50,795)	(25,426)
Net earnings (loss) per share:
Basic	$(0.14)	$0.04	$(0.04)	$(1.44)	$(0.74)

Diluted	$(0.14)	$0.04	$(0.04)	$(1.44)	$(0.74)

Weighted-average number of shares used in actual per share calculations:
Basic	36,703	35,922	35,475	35,158	34,369
Diluted	36,703	36,204	35,475	35,158	34,369

(*) Includes the following stock based compensation charges:

	Year ended December 31,
	2014	2013	2012	2011	2010
(U.S. dollars in thousands)
Cost of revenues	$160	$288	$205	$40	$28
Research and development	370	766	616	726	808
Selling and marketing	1,093	1,258	1,258	1,058	809
General and administrative	2,077	2,177	2,656	1,576	1,551

Consolidated Balance Sheet Data
Cash and investments portfolio	$110,443	$108,540	$135,981	$171,061	$217,533
Working capital	133,022	127,656	145,662	164,483	186,327
Investments in affiliated companies	20,130	24,720	1,000	200	7,969
Total assets excluding investments in affiliated companies	286,704	280,757	318,098	322,811	365,307
Total assets	306,834	305,477	319,098	323,011	373,276
Total liabilities	78,869	73,688	96,969	88,319	94,740
Retained earnings	49,634	54,834	53,187	54,530	105,325
Equity	227,965	231,789	222,129	234,692	278,536
Number of outstanding ordinary shares, par value NIS 0.01 per share	36,748,244	36,630,586	35,608,730	35,328,771	34,674,889

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and generate recurring revenues, and our ability to identify new markets for our technology.

We have developed products for the treatment of a wide variety of cosmetic and medical indications including hair removal on all skin types; skin rejuvenation, skin resurfacing and wrinkle reduction; vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas; tattoo removal, skin resurfacing scars, stretch marks and warts; removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito; acne and acne scars; sebaceous hyperplasia; pseudofolliculitis barbae (beard bumps or PFB); treatment for the temporary reduction in the appearance of cellulite; reduction in thigh and abdomen circumference and fat removal; treatment of varicose veins; and skin brightening topical products. Our failure to continue to penetrate our current market and new markets with our products, or manage the manufacturing and distribution of multiple products, could negatively impact our business, financial condition and results of operations.

The success of most of our products depends on continued acceptance of our proprietary Electro-Optical Synergy, or ELOS ™ technology, and the adoption and acceptance of other technologies and products that we develop or acquire. The rate of adoption and acceptance may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, widespread acceptance of other technologies and changes in the competitive landscape. Our business strategy is based, in part, on our expectation that we will continue to make novel product introductions and upgrades or acquire new products that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products and treatment modules that either add to or improve our current products and treatment protocols;

•	grow sales of our consumables business, treatment modules and recurring revenue streams, and to develop our consumables and recurring revenues business;

•
convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices, and convince consumers that they would benefit from our treatments;

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

We may be unable, however, to continue to develop or acquire new products or technologies, or develop new upgrades and treatment modules, acquire businesses with consumables and recurring revenues, or increase recurring revenue streams at the rate we expect or at all, which could adversely affect our expected growth rate and result in the loss of funds invested in product development and marketing. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. We can provide no assurances that our efforts to promote and market our products, including our strategic investments in our North American business and leadership team and our consumer awareness campaigns, will be successful. Furthermore, to be successful, we must be responsive to new technological developments and new applications of existing technologies. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors, and recurring revenues may not increase even if unit sales of our products grow.

Our financial results may fluctuate from quarter to quarter.

Demand for our products varies from quarter to quarter, and these variations may cause our revenue to fluctuate significantly. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors over which we have limited control may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, due to the general lack of third-party reimbursement for our treatments;

•	availability of attractive equipment financing terms for our customers, which may be negatively influenced by the adverse economic climate in some geographic locations;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our independent distributors;

•	delays in, or failures of, product and component deliveries by our subcontractors and suppliers;

•	delays in new product introductions; and

•	exchange rate fluctuations among the various currencies in which we do business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology, including current patents and patent applications in the U.S. and internationally regarding our technology and products. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or will prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We rely on a combination of patent, trade secret, and other intellectual property laws as well as confidentiality, non-disclosure and assignment of inventions agreements and contractual clauses, as appropriate, with our employees, consultants and customers, to protect confidentiality and control access and distribution of our proprietary information. However, these measures may not be adequate to protect our technology from unauthorized disclosure, third party infringement or misappropriation. In addition, third parties may breach their agreements with us, and we may not have adequate remedies for any such breach. Additionally, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the U.S. or Israel. For a description of our intellectual property, see Item 3.B "Key Information – Business Overview – Intellectual Property".

An increasing amount of intangible assets, goodwill and investments in affiliated companies on our books may lead to significant impairment charges in the future.

The amount of goodwill, intangible assets and investments in affiliated companies on our consolidated balance sheet is significant. We regularly review our intangible and tangible assets, including identifiable intangible assets, investments in affiliated companies and goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing may lead to significant impairment charges in the future, and could have a material adverse effect on our results of operations. For a description of how we determine whether impairment has occurred, what factors could result in impairment and the impact of impairment charges on our results of operations, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies and Estimates – Impairment of Goodwill and Intangible Assets" and Notes 2.m, 9 and 10 of our audited consolidated financial statements included in this Annual Report on Form 20-F.

Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance.

Third parties have claimed, and may in the future claim, that our current or future products infringe their intellectual property rights, and may seek to interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first eighteen months after filing and cannot be discovered until they are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past, have, among other things, led to license agreements pursuant to which we were required to pay license fees to third-party claimants.

We may also become involved in intellectual property litigation, including patent litigation, in the future. We are currently and may in the future become involved in litigation to protect the patents associated with our products. Following a successful third-party action for infringement, we may be required to settle the matter or pay substantial damages. In such cases, if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer significantly as a result. Infringement and other intellectual property claims, either against us or to protect our own intellectual property rights, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. Any of these events would have a material adverse effect on our business, results of operations and financial condition.

We are currently and may in the future become involved in litigation to protect the trademark rights associated with our company name or the names of our products. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we have to change the name of our products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Please see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

If we are not successful in coordinating our business with that of our subsidiaries, then the benefits of our recent acquisitions will not be fully realized and our business and our share price may be negatively affected.

In the last several years, we have acquired various companies. As of March 1, 2015, we and our subsidiaries had approximately 700 employees in a total of 12 locations around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

We entered into these acquisitions with the expectation that they will result in benefits arising out of the coordination and arrangements between acquired companies and the Company. We have incurred and expect to continue to incur significant costs and commit significant management time to coordinating our subsidiaries’ business operations, technology, development programs, products and personnel with our business. We may experience difficulties coordinating the operations of the businesses we have acquired, due to:

•	their diverse geographic locations;

•
inconsistent standards, controls, procedures and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers, customers and employees;

•	consolidating the subsidiaries’ business into our financial reporting system;

•	implementing internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002;

•	coordinating sales, distribution and marketing functions;

•	regulatory issues; and

•	cultural differences.

As a result of these and other factors, we may not successfully coordinate our business with that of our subsidiaries or establish efficient arrangements and agreements with them in a timely manner, or at all, and we may not realize the benefits and synergies of these acquisitions to the extent, or in the timeframe, anticipated. It is also possible that such integration could lead to the loss of key employees, or the disruption or interruption of, or the loss of momentum in our or the subsidiaries’ ongoing business. Any of these possible outcomes can affect our ability to maintain our research and development, supply, distribution, marketing, customer and other relationships and affect our business and financial results. The occurrence of such negative results could adversely affect our operating results and, as a result, the market price of our ordinary shares.

From time to time, we evaluate potential strategic acquisitions of additional companies, technologies and products. We also consider entering into additional joint venture agreements and other collaborations. We may not be able to identify appropriate targets or strategic partners, or successfully negotiate, finance or integrate any such companies, products or technologies. Any acquisition that we pursue could diminish our cash position and divert management’s time and attention from our core operations.

We compete against companies that also have established products and significant resources, which may prevent us from maintaining and increasing market share or operating results.

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., Valeant Pharmaceuticals International, Inc. (which acquired Solta Medical, Inc. in 2014), Lumenis Ltd., and Zeltiq Aesthetics, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., Merz Pharma Group (Ulthera Inc.) and several other smaller specialized companies such as Lutronic, Inc. We also face competition from medical products, including Botox and other neurotoxins, hyaluronic acid injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to radio frequency, light, laser-based or ultrasound technologies. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Competition with these companies and with products that do not rely on technologies that we utilize could result in reduced prices and profit margins and loss of market share, which could harm our business, financial condition and results of operations.

Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes the following factors:

•	product performance (procedure outcome and time required to achieve result);

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions;

•	development of successful distribution channels;

•	clinical education of our customers and distributors in the use and efficacy of our products; and

•	marketing support to help build our customers’ practices.

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

We outsource the manufacturing of products under the brand name of Syneron to two subcontractors located in Israel, and some of our consumable products to a subcontractor in China. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. These subcontractors have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, the subcontractors located in Israel on occasion may feel the impact of potential economic or political instability in the region. If the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, qualifying new subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture product of the required quality.

We manufacture, assemble and test our Candela line of products in our U.S. manufacturing facility. If our facility is damaged or becomes inoperative, we may not be able to deliver our products to customers on time.

We operate an approximately 38,000-square-foot manufacturing facility in Wayland, Massachusetts at which we manufacture, assemble and test our Candela line of products. The products from this facility constitute a substantial portion of our total product revenue. Our inability to utilize this manufacturing facility due to damage or for any other reason may adversely affect our ability to deliver our products to our customers on time, which could significantly impair sales of Candela products and negatively impact our financial condition.

We depend upon third-party suppliers, making us vulnerable to supply shortages, price fluctuations, and quality control issues, which could harm our business.

Many of the components of our products are currently manufactured by a limited number of suppliers, and we do not have the ability to manufacture these components ourselves. Any interruption in the supply of components or materials or increase in demand beyond current suppliers’ capabilities, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

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

In addition, our indirect subsidiary, Candela Corporation (Candela), uses Alexandrite rods to manufacture the GentleMax™, GentleLASE PRO™ and the AlexTriVantage™ systems, which accounts for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, for which no alternative supplier meeting its quality standards exists. We cannot be certain that Candela's contract manufacturer will be able to meet Candela's future requirements at current prices or at all. To date, Candela has been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in its supplies could hurt its results.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in three locations in the U.S., five locations in Japan, and offices in Canada, Hong Kong, China, Australia, Spain, Germany, Italy, France and the United Kingdom. We primarily depend on third-party distributors in territories in which we do not have offices, and on direct sales operations to sell our products in North America and in parts of Europe and Asia Pacific. Substantially all of our revenues in 2012, 2013, and 2014 were generated outside of Israel. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

Our international sales and operations subject us to many risks inherent in international business activities, including:

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	import and export controls;

•	multiple and possibly overlapping tax structures;

•	changes in tax and other laws;

•	regulatory practices and tariffs;

•	difficulties staffing and managing our international operations;

•	regional political and economic instability;

•	currency fluctuations; and

•	our third party distributors’ stability.

If our international sales do not continue at the expected pace or suffer from greater challenges than expected, we will not experience our projected growth or will have decreased revenue and our financial results will suffer.

Global rollout of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.

In 2014, we commenced a project for a global roll-out of our enterprise resource planning, or ERP, system to be implemented at our major offices worldwide. The new ERP system is in place in several of our largest locations. Any major problems with the progress of the global rollout of our ERP system could create problems with our planning, integration of data or compatibility with other internal systems. We have invested and will continue to invest significant capital and human resources in the full implementation of the ERP system. Any disruptions or deficiencies in the design and implementation of the ERP system, particularly any disruption or deficiencies that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Adverse conditions in the global economy and disruptions of financial markets could negatively impact our results of operations.

Our results of operations are affected by the level of business activity of our customers, which in turn is affected by global economic conditions and market factors impacting the industries and markets that they serve. Decreased demand can be especially pronounced during periods of economic contraction or low levels of economic growth, and certain global economies and markets continue to experience significant uncertainty and volatility. In addition, taxation rates can influence demand for our products. Adverse economic conditions or lack of liquidity in various markets may adversely affect our revenues and operating results. For example, we believe that global economic instability and uncertainty in the past had an adverse effect on our results of operations, although we are unable to quantify its effect on our financial results. Were such instability and uncertainty to recur globally or in certain regions or countries, our customers (and their patients) and suppliers may experience financial difficulties or be unable to obtain financing to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all. In addition, patients experiencing financial uncertainty may not elect to undergo aesthetic treatments. Such economic instability may have a material adverse effect on our business and our ability to borrow money or raise additional capital. The global economic and financial environment also may affect our business and financial condition in ways that we currently cannot predict, and there can be no assurance that global economic and market conditions will not adversely affect our results of operations, cash flow or financial position in the future.

We may not be able to control our expenses, which could impact our future profitability.

In order to grow our business and increase our revenues, we need to introduce and commercialize new products, as well as identity and penetrate new markets. Such endeavors have in the past, and may continue to in the future, increase our expenses, including sales and marketing, and research and development. We will have to continue to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to control expenses could reduce or eliminate the company’s profitability. Moreover, we cannot provide any assurances that our expenditures will result in the successful development and introduction of new products in a cost-effective and timely manner or that any such new products will achieve market acceptance and generate revenues for our business.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollar, Canadian Dollar, British Pound Sterling, and Chinese Yuan. During 2014, the U.S. dollar appreciated against the New Israeli Shekel by approximately 13.3%, against the Euro by approximately 12.2%, and against the Japanese Yen by approximately 14.0%. If the New Israeli Shekel strengthens in value in relation to the U.S. dollar, it will become more expensive for us to fund our operations in Israel. Inflation in Israel, Europe or Japan, or a weakening of the U.S. dollar against the Euro, the Japanese Yen, or other currencies, may have a material adverse impact on our results of operations and financial results.

Although we use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our results of operations.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances, if clearances for future products and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, and also by corresponding state regulatory agencies and authorities for development, evaluation, manufacturing, labeling, sale, advertising, promotion, distribution, shipping and servicing. These entities regulate and oversee record-keeping procedures, recalls and other field safety corrective actions, post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury, and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and U.S. state agencies have broad enforcement powers, and our failure to comply with U.S. federal and state regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities are possible.

In particular, before we can commercially distribute a new medical device, product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the Federal Food, Drug and Cosmetics Act, or the FDCA, or approval of a premarket approval, or PMA~~,~~ application from the FDA, unless an exemption from premarket review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, with respect to intended use, technology and safety and effectiveness. Clinical data is sometimes required to support substantial equivalence.

The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. In certain limited circumstances, FDA marketing authorization may require a de novo petition. Any of these regulatory processes can be expensive and lengthy and may require the payment of significant fees. The FDA’s 510(k) clearance process usually takes from four to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until approval. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

Our currently commercialized products have either received premarket clearance under Section 510(k) of the FDCA or are exempt from FDA approval. For example, our topical skin brightening products are marketed in the U.S. without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective. FDA regulations limit the type of marketing claims we can make about our topical skin brightening products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products, including CE Certificates of Conformity for our products and indications, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. For example, medical device regulations in China have become more demanding, including a recent requirement for software validation documentation. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain foreign regulatory clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements may significantly differ from FDA requirements. Although we have affixed the CE mark to our products in the European Economic Area (EEA) and obtained regulatory approvals in other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances, approvals or CE Certificates of Conformity in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain, and in maintaining, foreign regulatory approvals, qualifications or CE Certificates of Conformity. If we experience delays in receiving necessary qualifications, clearances, approvals or CE Certificates of Conformity to market our products outside the U.S., or if we fail to receive those qualifications, clearances, approvals or CE Certificates of Conformity we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

Modifications to our products may require new 510(k) clearances, premarket approvals or new or amended CE Certificates of Conformity, and may require us to cease marketing or recall the modified products until clearances, approvals or the relevant CE Certificates of Conformity are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations and may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k)-cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or PMAs are not required. If the FDA disagrees with our determination and requires us to submit new 510(k)s or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned substantial changes to our quality system or changes to our medical devices which could affect compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive or the devices’ intended use. The Notified Body will then assess the planned changes and verify whether they affect the products’ conformity with the Medical Devices Directive. If the assessment is favorable, the Notified Body will issue a new CE Certificate of Conformity or an addendum to the existing certificate attesting compliance with the Essential Requirements and quality system requirements laid down in the Annexes to the Medical Devices Directive.

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

        We do not have the ability to independently conduct our pre-clinical and clinical trials for our products and we must rely on third parties, such as medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to a failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Furthermore, our third party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control. In the event of such extensions, delays, suspensions or terminations, we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

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

Even after clearance or approval for our products is obtained, we and our subcontractors are subject to extensive post-market regulation by the FDA and foreign authorities. Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.

Even after a device is cleared or approved, there are significant post-market regulations with which we must comply. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of our marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors.

Later discovery of previously unknown problems with our products, including unanticipated adverse events, adverse events of unanticipated severity or frequency, or manufacturing problems may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device that we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

In the EEA, we and our subcontractors are also required to demonstrate compliance with similar quality system requirements. In addition, we are subject to standards imposed on our activities outside of the U.S., such as obtaining ISO 13485:2003 or EN ISO13485:2012 certification for the quality of our systems and products, and CE Certificates of Conformity from an authorized Notified Body and electrical and safety certification from authorized testing laboratories. Failure to comply with such standards could adversely impact our business. The FDA and similar foreign governmental authorities such as the authorities of the EEA also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, or other problems with design or labeling.

Any future recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Further, under the FDA’s regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

In the EEA we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the EEA countries, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or instructions for use or an unanticipated adverse reaction or side effect which, directly or indirectly, might lead to or might have led to the death of a patient, user or other person or to a serious deterioration in their health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, results of operations and financial condition.

U.S. legislative or FDA regulatory reforms, and EEA legislative regulations may make it more difficult and costly for us to obtain regulatory approval of our new and modified products and to manufacture, market and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress and EEA legislative bodies to revise the process for regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. For example, on September 24, 2013, the FDA published its final rule for the Unique Device Identification (UDI) System. This rule requires that the labels and packages of all medical devices must provide UDI information in accordance with FDA’s final rule unless an exception applies. Devices which are reused and reprocessed before each use must also be directly marketed with UDI information.

In addition, FDA and EEA regulations and guidance are often revised or reinterpreted by the FDA and the competent authorities of the EEA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

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

The U.S. Securities and Exchange Commission, or SEC, adopted disclosure rules in August 2012 for public companies that use specified minerals (tin, tantalum, gold and tungsten), known as conflict minerals, in their products. The rule requires companies to annually perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country ("Covered Countries"), with substantial supply chain verification requirements in the event that the minerals come from, or could have come from, the Covered Countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of conflict minerals used in the manufacture of our products or their components. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the due diligence procedures that we implement, which may harm our reputation.

A portion of our product sales are made through independent distributors and sales agents whom we do not control.

A portion of our product sales are made through independent sales representatives and distributors. Because the independent distributor often controls the customer relationships within its territory (and, in certain countries outside the U.S., the regulatory relationship), there is a risk that if our relationship with the distributor ends, our relationship with the customer will be lost. Also, because we do not control a distributor's field sales agents, there is a risk we will be unable to ensure that our sales processes, compliance and other priorities will be consistently communicated and executed by the distributor. If we fail to maintain relationships with our key distributors, or fail to ensure that our distributors adhere to our sales processes, compliance and other priorities, this could have an adverse effect on our operations.

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

Product liability suits could be brought against us due to defective material or design, incorrect product descriptions, claims or labeling, or due to misuse of our products, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or incorrect product descriptions, claims or labeling or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, as well as underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in claims related to the use, functionality, and efficacy of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Since inception, we have been involved in a number of disputes or legal claims between our customers and their patients that involved potential product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Product liability claims in excess of our existing insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continued coverage, could harm our reputation in the industry and reduce product sales. Product liability claims could increase product liability insurance rates.

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

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development departments into our service department;

•	product recalls; and

•	legal actions.

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

Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain jurisdictions or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser and other light-based products due to the cost of or inability to procure insurance coverage.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and research and development facilities are located in Israel. In addition, all of the subcontractors for our Syneron product line are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations. If economic conditions deteriorate in Israel, it may adversely affect our financial conditions and results of operations.

In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell our products in these countries.

Shareholders may have difficulties enforcing a U.S. judgment against us and/or our executive officers and directors or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers are located outside the U.S. Therefore, a judgment obtained against us or our directors and executive officers in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for shareholders to assert U.S. securities law claims in original actions instituted in Israel.

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

At December 31, 2014, we have recognized a net deferred tax asset balance of $21.3 million. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our net operating losses (NOL), the NOLs would expire unused. The Company’s projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or macroeconomics conditions that may cause the Company to not meet its projections. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance, resulting in a charge to results of operations and a decrease to total stockholders’ equity. In addition, if income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

Provisions of our articles of association and Israeli law may delay, prevent or make it difficult to acquire us, which could prevent a change of control and negatively affect the price of our ordinary shares.

           Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as classified board provisions. In addition, the transfer of our technology funded by the Israeli Office of Chief Scientist (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of certain of our technology.

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

The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company must act in good faith and in a customary manner in exercising his or her rights and in fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, voting at the general meeting of shareholders and class meetings regarding amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and approval of transactions and acts requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, and there is currently little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially, and we expect will continue to do so.

The market price for our ordinary shares, which has been, and may continue to be, volatile, is affected by a number of factors, including:

•	the gain or loss of significant orders or customers;

•	recruitment or departure of key personnel;

•	the announcement of new products or service enhancements by us or our competitors;

•	possible delays in market acceptance of our new products;

•	potential increases in the level and intensity of price competition between our competitors and us;

•	announcements regarding clearance or non-clearance of regulatory approval;

•	quarterly variations in our or our competitors’ results of operations;

•	material litigation in which we are involved;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry;

•	absence of significant product backlogs;

•	effectiveness in our manufacturing processes and other operations;

•
fluctuations in revenues due to, among other factors, the performance of our direct sales force, distribution channels, service providers, or customer support organizations, as well as changes in collection cycles for accounts receivable;

•	timing of any acquisitions and related costs;

•	increase in sales of our fat cell destruction consumables and recurring revenues paid to us by our customers as a result of the growth in patient treatments; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

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

We have never paid cash dividends on our ordinary shares. There are no assurances that any dividends will be paid in the future. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on our earnings, financial condition and other business and economic factors deemed relevant by our board of directors. In any case, under the Companies law we may only pay dividends in any fiscal year out of “profits,” as defined by the Companies Law and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. In addition, Israeli law may subject such payments to Israeli withholding taxes. If we do not pay dividends, our ordinary shares may be less valuable because a return on a shareholder's investment will only occur if our share price appreciates.

U.S. investors in our company could suffer adverse tax consequences if we were to be characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we generally would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S shareholders could suffer adverse U.S. tax consequences, including increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. “Additional Information – Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations (PFIC)”.

ITEM 4.	INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is +972 (73) 24-42200. The agent for service of process in the U.S. is National Corporate Research, Ltd. Our website address is www.syneron.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

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

During 2000 and 2001, our primary activity was development of and seeking approval for our first product platform, the Aurora, which utilized our ELOS technology. In subsequent years, we launched additional product platforms that received 510(k) clearance, including products that utilize our ELOS technology that have been distributed worldwide. For a list of current products, see Item 4.B. "Information on the Company – Business Overview – Our Syneron and Candela Products".

In 2005, we introduced the VelaSmooth product platform in the U.S. Products utilizing this platform addressed traditional applications and were the first to also address the temporary reduction in the appearance of cellulite and the reduction of body circumference. In June 2005, the FDA granted 510(k) clearance to our VelaSmooth platform for the temporary reduction in the appearance of cellulite and for the relief of minor muscle aches, pain and spasms, as well as the temporary improvement of local blood circulation. As a result of this 510(k) clearance, we were permitted to sell the VelaSmooth in the U.S. to physicians.

In 2008, we made our first investment in Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion brightening treatment, and we currently hold 100% of RBT’s issued and outstanding share capital. For more information, see Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions".

In November 2008, we entered into an agreement with Inlight Corp. (Inlight), a San Diego, California-based research and development company, whereby we purchased 100% of Inlight Corp.’s outstanding capital stock. Inlight has developed a carbon dioxide laser for fractional skin rejuvenation, which was launched in the U.S. and internationally in 2010.

In November 2008, we entered into a joint venture agreement for the formation of Syneron China, an entity now wholly-owned by the Company. In addition, in January 2014 a business license was approved for a separate entity called Syneron/Candela (Beijing) Medical Technologies Co., Ltd., an indirect wholly-owned subsidiary of the Company. This entity conducts sales, provides training to medical providers who use our products, and performs after sales services and support for the Chinese market.

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California. Primaeva developed a minimally invasive radiofrequency aesthetic device, called ePrime, for the treatment of skin wrinkles and laxity. Launched in 2011, ePrime received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. For a description, see Item 4.B. "Information on the Company – Business Overview – Our Syneron and Candela Products".

On January 5, 2010, we acquired Candela Corporation (Candela), which after the merger became our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. For a description of Candela products, see Item 4.B. "Information on the Company – Business Overview –Our Syneron and Candela Products".

In November 2010, we formed a wholly owned subsidiary, Syneron Beauty (which following a joint venture with Unilever Ventures in December 2013 is now a subsidiary of Iluminage Beauty), to which we transferred our non-professional aesthetic device activities related to our consumer market initiatives, including our ELOS based consumer hair removal mē product and our holdings in Fluorinex. In addition, following the acquisition of Tanda Health and Beauty, Inc. (described below), Tanda Health and Beauty, Inc. became a direct wholly owned subsidiary of Syneron Beauty and Tanda Health and Beauty, Inc. holds the intellectual property dedicated to our home-use initiative, and they received a license to some of our other technologies used for other home-use products.

On December 7, 2010, we acquired privately-held Pharos Life Corporation (which later changed its name to Tanda Beauty Canada Inc.), a leading manufacturer of home-use light therapy for aesthetic procedures. Under the terms of the agreement, we acquired Tanda Beauty Canada Inc. through potential performance-based, earn-out payments of up to $15.75 million (the Company was not required to make any earn-out payments because the milestones were not met), and the assumption of $2.7 million in net debt.

On February 13, 2012, we acquired 100% of the outstanding shares of Ultrashape Ltd. (Ultrashape), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting, for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the Tel Aviv Stock Exchange (symbol: ULSP), and owned all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. In October 2014, the Company began a full commercial launch of Ultrashape® in the U.S. after receiving FDA approval in April 2014. Revenues from UltraShape are from both product sales and recurring revenues. For a description of Ultrashape® products, see Item 4.B. "Information on the Company – Business Overview – Our Syneron and Candela Products". We believe that our UltraShape product has been well received by key industry opinion leaders and customers in the body-shaping fat destruction market, and that UltraShape will be one of our growth engines going forward.

On March 14, 2012, we acquired substantially all the assets of TransPharma Medical Ltd. (TransPharma), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology, including its patent portfolio, for approximately $3.6 million in cash. TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch, and may in the future provide a commercial opportunity within the professional and home-use aesthetic device markets.

On March 20, 2012, we announced that we had made an equity investment in Juvenis, an Israel-based company focused on commercializing advanced biopolymer compounds for use in aesthetic tissue augmentation. Under terms of the agreement, we made an initial equity investment in Juvenis of $1.0 million in cash, with potential additional development milestone payments totaling $3.0 million. Juvenis ceased operations in November 2013 due to its weak financial condition.

On December 9, 2013, we and Unilever Ventures formed a joint venture in home beauty devices: "Iluminage Beauty". The joint venture combined the global business and expertise of Syneron’s aesthetic home-use subsidiary, Syneron Beauty Ltd., and Unilever’s luxury beauty subsidiary, Iluminage™ Inc. Under the joint venture, we sold and transferred our Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty, including Fluorinex Active Ltd. and Tanda Health and Beauty Inc. In addition, pursuant to the agreement, Iluminage Beauty will enjoy any royalties earned as a result of our Procter & Gamble initiative. Syneron Beauty continues to operate as a subsidiary of Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest up to $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture. Unilever Ventures holds 51% of the equity interest in Iluminage Beauty, and we hold the remaining 49%. The aim of the joint venture is to develop and bring to consumers innovative, high performance beauty solutions for at-home use. For a description of the effects of this joint venture on our financial reporting, see Item 4.B. “Information on the Company – Business Overview – Overview”.

On March 5, 2014, we acquired New Star Lasers, Inc., which conducts business as CoolTouch (“CoolTouch”), for approximately $11.0 million in cash and an earn-out of up to $4 million based on certain milestones to be achieved in 2014 and 2015, which earn-out shall be paid in 2015 and 2016, respectively. The relevant milestones were not achieved in 2014, and as a result no earn-out payments were made for 2014. CoolTouch develops, manufactures and markets the CoolTouch family of aesthetic devices. For a description of CoolTouch products, see Item 4.B. "Information on the Company – Business Overview".

Principal Capital Expenditures

We had capital expenditures (including investments in affiliated companies) of approximately $2.8 million in 2014, $3.7 million in 2013, and $3.0 million in 2012. We expect our capital expenditures in 2015 to be approximately $3.3 million, and will consist of purchase of general equipment. We have financed our capital expenditures with our cash and investments portfolio.

B.           BUSINESS OVERVIEW

Overview

 Syneron, which is both the parent company and an operating company, is principally engaged in manufacture, research, development, marketing and sales worldwide, directly to end-users and also to distributors, of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners (the professional market). Its products consisting principally of professional aesthetic devices but also including services and a recurring revenue model based on the sale of consumables, sold mainly under the Syneron and UltraShape brand names, and patient treatment fees based on focal treatment zone (“FTZ”) pulses. Syneron has a number of subsidiaries, the largest of which is Candela Corporation. Candela is also an operating company with products sold mainly under the Candela brand name. Syneron is selling its products into a medical aesthetic market place that is growing at an annual compounded growth rate of approximately 11.5% and that is mainly privately paid. This expected solid growth, together with Syneron's core technological capabilities and strategic plan to focus on body shaping and recurring revenues, are expected to contribute to our growth.

Until January 1, 2014, we broke out our financial results into two segments: our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide (professional market). Our EBU segment consisted primarily of our non-professional aesthetic devices products, which were targeted at home-use consumers, and other emerging businesses, including Syneron Beauty (now a subsidiary of Iluminage Beauty), elure and Light Instruments.

        As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, the Company started reporting as one business segment on January 1, 2014 and no longer reports the results of the EBU segment separately. The Company's segment information was prepared in accordance with ASC 280, "Segment Reporting,” and the Company considered this accounting standard when it determined to report as a single business unit. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. Since we no longer have control over the performance of Iluminage Beauty, and since the remaining EBU segment revenues and business are not a material portion of the Company’s overall revenues and business, we decided not to classify either Iluminage Beauty or the remaining EBU segment revenues and business as a separate operating segment. Upon the closing of the joint venture agreement with Unilever Ventures, we recorded an asset of $24.7 million as the fair value of our 49% equity interest in Iluminage Beauty joint venture on our balance sheet.  For additional information on our Iluminage Beauty joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History". As a result of the above changes to the composition of our operating segments, corresponding information for prior periods has been reclassified to conform to the current period presentation. See Item 5.A "Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2014 and 2013” and Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Syneron Products

Syneron has strong core technological capabilities in all segments of the medical aesthetic marketplace and in all energy modalities. This wide range of technologies, together with extensive clinical work that we perform both internally and at key industry opinion leader locations, enables us to choose the right energy and protocol for each application. Our core technological capabilities cover ultrasound, RF, laser and electrical-optical (ELOS) energy.

Our ELOS technology is embedded in most of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF energy and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns.

Our products, which we sell primarily to physicians and other qualified practitioners, are used for a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference.

UltraShape Product. In February 2012, we acquired UltraShape, which develops innovative products for fat cell destruction and body sculpting. UltraShape® is a non-invasive solution for fat reduction and body contouring using “non-thermal” focused ultrasound technology. This fat selective technology gives physicians a comprehensive body sculpting solution that enables targeted, non-invasive fat destruction. UltraShape is indicated outside of the U.S. market for body sculpting and circumferential reduction of the lower and upper abdominal, waist and thighs. UltraShape is indicated inside the U.S. for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. It is intended for non-invasive reduction in abdominal circumference.  UltraShape is approved and commercially available in the U.S., Canada, Europe, Latin America, and parts of Asia. UltraShape received FDA clearance in April 2014. We began a controlled launch in the U.S. in May 2014, with a full commercial launch in the U.S. in the fourth quarter of 2014. In parallel, we announced enhancements to the UltraShape system, including re-usable strap sets used to gather skin and fat tissue at the treatment area that is designed to quickly and effectively lift and gather tissue in the target area to increase treatment efficiency, and Ultrasonic treatment gel that allows focused ultrasound energy to be delivered through the skin, designed to reduce treatment preparation time and provide patients with a cleaner, more streamlined procedure. Additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers were cleared by the FDA in October 2014. The U-Sculpt transducer also delivers focused ultrasound treatment and is smaller and is 50% lighter than the previous full-size transducer.

VelaShape Product. In August 2007, our VelaShape™ platform received FDA 510(k) pre-market clearance in the U.S. and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marked the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body. In June 2009, we also launched VelaShape® II for cellulite and circumferential reduction resulting in body contouring. In May 2013, we announced enhancements to the VelaShape II system, which include a new treatment protocol and disposable cover for circumferential reduction, which offers patients the same efficacy with 50% fewer treatment sessions. In September 2013, we announced FDA clearance and CE mark approval for VelaShape® III, a non-invasive body shaping platform effective for temporary reduction in circumference of the abdomen and a wide range of other body shaping applications, such as cellulite treatments. VelaShape III, which builds on the original VelaShape technology in non-invasive body shaping and cellulite reduction, is equipped with a number of features designed to reduce the number of treatments while at the same time increasing the percentage of patients that respond to treatment.

elōs Plus Product. In July 2012, we announced FDA clearance for elōs Plus™, a next generation multi-platform system featuring the Company’s proprietary elōs technology. FDA clearance for elōs Plus™ followed the international launch of this system in Europe and Asia. This system is customizable or upgradable utilizing up to 10 in-demand aesthetic applicators, which also includes the Company’s Sublative™ and Sublime™ applications. A fifteen-inch touch screen offers ease-of-use through simple guided treatment modes for all applications. In October 2012, we announced clearance and commercial launch of elōs Plus™ in Canada.

eMatrix Product. In December 2008, we launched our eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the Select Pulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

Profound. In the second quarter of 2015, we expect to launch our Profound product, a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles and laxity based on our Primeava technology. Profound employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis.

CO2RE Product. In December 2010, we launched the CO2RE, which is a versatile carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation.

eLase Product. In November 2011, we launched the eLase™ with Motif™ laser hair removal system. The eLase system is available in select European and Asian markets. The eLase system combines Syneron's proprietary ELOS bipolar radio frequency energy with diode laser energy. This combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the Motif™ LHR hair removal applicator with Motif™ mode that leverages the energy combination to allow high frequency, lower energy treatments with less pain and with shorter treatment times than competitive devices. The system also includes a Motif™ IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

eTwo Product. In November 2011, we unveiled the eTwo™ platform which, together with its Sublime™ and Sublative™ applications, received FDA and CE mark approval for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment. The eTwo platform offers several unique features which maximize treatment options, including the Sublime application utilizing the ELOS combination of infrared light and bipolar radio frequency energies, and the Sublative application with Sublative iD™ tips.

eLight, eLaser and eMax Products. The eLight™ platform combines broad spectrum light with bipolar radio frequency energy. The system provides a full facial solution for skin rejuvenation, including the treatment of superficial vascular and pigmented lesions, and acne applications. It also supports hair removal applications. The eLaser™ platform combines diode laser technology with bipolar radio frequency and offers ultra-fast hair removal. In addition, it can be upgraded to our leg vein and wrinkle reduction treatments. Finally, the eMax™ platform combines bipolar radio frequency with multiple forms of broad spectrum light energy and diode laser energy to deliver the complete range of our ELOS modalities in one multi-platform system. All the applications on the eLight, eLaser and eMax have received 510(k) clearance from the FDA.

Sublative Technology. In April 2013, we announced the market launch of our proprietary Sublative technology for the removal or modification of the appearance of acne scars. The acne scar treatment is available on all of the Syneron Sublative compatible systems, which includes elōs Plus™, eTwo™ and eMatrix™. Syneron’s Sublative technology uses bi-polar fractional radiofrequency (RF) energy to effectively treat acne scars. Due to its unique design, energy can be delivered beneath the surface of the skin to maximize collagen production while preserving the top layer of the skin intact.

Candela Products

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

The GentleLase Pro™ series is a long pulse alexandrite laser for hair removal and the treatment of pigmented and vascular lesions. With a pulse repetition rate of 2Hz and a large 18mm spot size, the GentleLase Pro™ is one of the fastest hair removal lasers on the market. The GentleLase Pro-U can be upgradable to a GentleMax™ Pro.

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

PicoWay is an innovative, next-generation dual wavelength (1064 nm & 532 nm) picosecond laser which enables removal of multi-colored tattoos, recalcitrant tattoos and benign pigmented lesions on any skin type. PicoWay's unique system is based on delivering ultra-short picosecond pulses of energy to the tissue. These bursts of energy create a photo-mechanical impact which breaks up the tattoo ink or pigmentation into smaller, more easily eliminated particles. PicoWay received CE mark on July 2014 and international marketing began November 2014. FDA clearance was received on October 2014 and the U.S. launch began in November 2014.

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

 AlexTriVantage™ is a total all-color tattoo and pigmented lesion solution using multi-wavelength technology in conjunction with Candela's "laser-pumped-laser" hand piece technology. It also includes a long pulse mode which offers advanced rejuvenation treatments for a wider variety of pigmented lesions. It is Candela's fastest and most powerful q-switched alexandrite laser with a touch-screen technology for user-friendly interface.

The Pro-U series includes the GentleLase Pro-U and the GentleYAG Pro-U lasers. The GentleLase Pro-U laser offers all the advantages of the GentleLase Pro™ and in addition includes microsecond mode operation at high repetition rate of 10Hz for skin toning and rejuvenation. The GentleYAG Pro-U is an Nd:YAG laser for hair removal, treatment of vascular lesions, and skin rejuvenation. It also features the microsecond mode high repetition rate operation. The Pro-U series lasers are compatible with optional specialty delivery systems which add additional treatment capabilities. Both of the Pro series lasers are upgradeable to the GentleMax™ Pro.

GentleMax™ Pro is the flagship of Candela’s hair removal lasers. It features dual wavelengths, high repetition rate, large 18mm spot, a hand piece with improved ergonomics over the previous generation lasers, and a user-friendly interface.

 CoolTouch Products

In March 2014, Syneron acquired New Star Lasers, Inc., which conducts business as CoolTouch (“CoolTouch”). Products include lasers that utilize the Company’s signature 1320 nm wavelength laser, along with other wavelengths and complementary technology to address a variety of medical and aesthetic indications. The product family also includes a variety of single-use disposable fiber optics, hand pieces and accessories. CoolTouch products have been approved for use by the FDA and are exclusively made in the U.S. in Roseville, California. CoolTouch has an ISO 13485 certified world-class quality system, is GMP qualified and select CoolTouch products bear the CE mark. Innovative CoolTouch products include:

CoolLipo provides a safe and effective procedure for small areas, such as the neck, chin and other areas not easily treatable by conventional liposuction. The short pulse length, higher peak power, and exclusive 1320 wavelength make the CoolLipo system a leading laser-assisted lipolysis solution.

The CTEV(TM) Micro-Pulsed Laser is used for endovenous ablation of varicose veins. The Nd:YAG laser with high peak power (up to 4000 watts) and micro-pulsing nature provides significantly less thrombus formation and vein perforations than comparable treatments. In addition, the 1320nm wavelength provides appropriate depth of penetration and water absorption for uniform vein coagulation, resulting in better long-term outcomes for patients.

Light Instruments Products

LightTouch Systems. In the first quarter of 2007, our Light Instruments subsidiary launched the LiteTouch system, a dental laser system used for treatment of oral soft and hard tissue. The LiteTouch system has a small footprint, which saves floor space and facilitates integration into any clinic. The LiteTouch offers both high energy and high frequency laser treatments, thus providing a wide envelope of treatment parameters.

RBT Products

eLure Products. In November 2009, the Company announced the commercial launch of the elure™ topical skin brightening products in several Asian markets. In November 2010, elure™ became available to a selected number of U.S. physicians, followed by a broader North American and international launch in 2011. We received regulatory approvals in Korea and registration notification in Japan in August 2013 and February 2014, respectively. In July 2014, eLure received clearance from the Chinese Food and Drug Administration. To the Company's knowledge, elure is the only clinically proven range of skin brightening products developed with the natural enzyme formulation Melanozyme® to diminish the appearance of existing discoloration and dark spots while correcting uneven skin tones. Unlike several other skin brightening products in the market, the elure product line does not contain Hydroquinone, which may have possible side effects, ranging from mild irritation to more severe issues.

Our Syneron and Candela Products

Our products address a wide variety of treatment alternatives. Our Syneron-Candela products generally consist of one or more hand pieces and a console that incorporates multiple energy sources, sophisticated software and a simple, user-friendly interface. Many of our platforms have a small footprint and are lightweight compared to competitive systems, which are typically larger and heavier. Many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We seek to deliver to our professional users the ability to generate increased revenue through additional service offerings. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty. Our products which we currently market or service as of March 1, 2015 are summarized in the table below.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

UltraShape Contour I V3	Non- invasive fat reduction for body contouring	Physicians	Ultrasound	U.S.: Third quarter 2014. Rest of the World: First quarter 2010.

VelaShape II & III	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third quarter 2009. Rest of World: Third quarter 2009. VS III – Introduced globally in the third quarter of 2013, and commercially launched in the U.S. in the fourth quarter of 2013.

VelaSmooth Pro	Appearance of cellulite, Thigh circumference reduction, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth quarter 2009.

CO2RE	Skin resurfacing, Wrinkles & scar reduction	Physicians	Laser	U.S.: Fourth quarter 2010 Rest of World: Fourth quarter 2010.

eLase	Traditional fractional ablative treatments Hair removal, Wrinkles treatment	Aestheticians Medical Spas	Laser + RF	U.S.: Fourth quarter 2010 Rest of World: Fourth quarter 2010Rest of World: Fourth quarter 2011.

eLaser	Hair removal, Wrinkles treatment, Leg veins treatment, Other vascular lesions treatment	Physicians	Laser + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.

eLight	Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction (ST), Vascular + pigmented lesions (SR/SRA)	Physicians	Light + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006.

eMatrix	Ablation and resurfacing of the skin, Wrinkles treatment	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2008 Rest of World: Fourth quarter 2008.

eMax
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + pigmented lesions (SR/SRA)
		Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006 Rest of World: First quarter 2006.

ePrime	Facial wrinkles, Skin Laxity	Physicians	RF Needle Array	U.S.: First quarter 2011 Rest of World: First quarter 2011.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

eStyle with Motif	Motif hair removal, Improving the skin's appearance, Acne treatment, Wrinkles reduction, Skin tightening (ST) Vascular + pigmented lesions (SR/SRA)	Aestheticians Medical Spas	Light + RF	Rest of World: First quarter 2006. Motif applicator - Second quarter 2012.

eTwo	Ablation and resurfacing of the skin, Wrinkles treatment, Skin laxity / contouring (ST)	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2011. Rest of World: Fourth quarter 2011.

elōs Plus
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + pigmented lesions (SR/SRA)
		Physicians	Sublative Fractional RF	U.S.: Second quarter 2012 Rest of World: Second quarter 2012.

Adeline Star	Ablation and resurfacing of the skin, Wrinkles reduction, Skin laxity / contouring (ST)	Aestheticians Medical Spas	Sublative Fractional RF	Rest of the World: Fourth quarter 2014.

Adeline V	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: First quarter 2015.

Candela

AlexTriVantage	Tattoo and pigmented lesion solution	Physicians	Laser	U.S.: First quarter 2007. Rest of World: First quarter 2007.

GentleLase Pro™	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2011.

GentleLase Pro™ LE	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	Rest of World: Third Quarter 2012.

GentleLase Pro-U	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.

GentleMax/Pro	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2007. Rest of World: Second quarter 2007. Pro: US: Fourth quarter 2011.

Product Platform	Applications(1)	Intended Users	Energy Sources	Market Introduction

GentleYAG	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: First quarter 2004. Rest of World: First quarter 2004.

GentleYAG Pro-U	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.

Mini GentleLASE™	Hair removal, Vascular lesions, Wrinkles reduction, Treatment of pigmented lesions	Physicians	Laser	U.S.: First quarter 2003. Rest of World: First quarter 2003.

PicoWay	Pigmented lesions & tattoos of various types and colors on any skin type.	Physicians	Laser	U.S.: Fourth quarter 2014 for tattoo removal. Rest of the World: Fourth quarter 2014 for tattoo removal and pigmented lesions.

Vbeam Perfecta	Vascular lesions elimination including port wine stain birthmarks, Rosacea, leg and facial veins, Post-operative bruising, Skin rejuvenation treatment	Physicians	Laser	U.S.: Second quarter 2005. Rest of World: Second quarter 2005.

Elure	Skin brightening	Physicians	N/A	U.S.: Fourth quarter, 2010. Rest of World: Fourth quarter, 2010.

LiteTouch	Dental laser	Dentists	Laser	U.S.: First quarter 2007 Rest of World: First quarter 2007.

(1)
Regulatory clearance has been received in the U.S. and Europe for each indicated application for all products. In each market in which our products are sold, other than the U.S. and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Sales and Marketing

We market our devices to dermatologists, plastic surgeons, other cosmetic physicians and qualified practitioners. We also focus on aestheticians and medical spas throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and significantly increase their ability to generate additional revenue.

We sell our products using our direct sales forces in our subsidiaries in the U.S., Canada, Israel, Spain, France, Germany, Italy, United Kingdom, China, Hong Kong, Japan and Australia, and indirectly through distributors in a total of approximately 90 countries. Our U.S. and Canadian sales efforts are headquartered in Irvine, California and Wayland, Massachusetts. In addition, we have agreements with distributors to market and sell our products throughout Europe, the Middle East, Africa, the Asia-Pacific region and South and Central America.

With body shaping being the fastest growing segment of the aesthetic device market, the Company made a strategic decision in 2014 to focus on growing our sales in this market segment by investing in a new business approach for this area. Following this decision and the FDA's approval of UltraShape in April 2014, we created a bifurcated, separate sales force dedicated to our UltraShape® body shaping business in North America, consisting of Capital Equipment Reps that sell our devices to our customers, and our Practice Development Partners (PDPs) that provide post-sale support to our UltraShape® customers. Our PDPs help our customers plan and initiate various marketing campaigns to drive utilization of our UltraShape® devices, such as through open houses, mini-sites for the customers, and billboard advertising. We also offer our customers a coop marketing plan for some of our products in which we match funds invested by our customers for marketing up to a certain amount. Additionally, in 2014 we launched a marketing campaign aimed at raising consumer awareness of our UltraShape products, including a national campaign in the U.S. conducted through a new website, digital, print and radio advertising, and social media activities.

Our customer support strategy worldwide is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. For Candela products sold in North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron products sold in North America, we offer a one year warranty for disposable applicator, parts and regular system maintenance. The small size and weight of Syneron products enable us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the event of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers. For Candela and Syneron products sold outside of North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron applicators outside of North America, we offer a one-year warranty or a warranty based on the number of pulses (the number of pulses varies for each applicator), whichever comes first, which includes product maintenance that offers next-day delivery of replacement products.

Our gross sales and marketing expenditures were $77.8 million in 2012, $82.4 million in 2013, and $80.7 million in 2014. The decrease in 2014 in comparison to 2013 was mainly due to the deconsolidation of Syneron Beauty as a result of our contribution of such subsidiary to our joint venture with Unilever Ventures. After accounting for the deconsolidation of Syneron Beauty in our financial statements, our sales and marketing expenses increased by $8.6 million, or 11.9%, for 2014 in comparison to 2013, mainly due to higher marketing expenses related to our new product launches, additions to our sales force and higher commissions expenses due to higher product revenues.

Company Consolidated Revenues by Geographic Region

	Year ended December 31,
	2014		2013		2012
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$91,825	35.9%	$90,618	35.2%	$93,247	35.4%
Europe and Middle East (excluding Israel)	82,786	32.3%	87,539	34.1%	86,436	32.8%
Asia-Pacific	44,406	17.4%	39,744	15.5%	41,423	15.7%
Japan	25,460	10.0%	26,409	10.3%	30,816	11.7%
Israel	3,217	1.3%	4,620	1.8%	3,924	1.5%
Others	8,056	3.1%	7,985	3.1%	7,776	2.9%
Total	$255,750	100.0%	$256,915	100.0%	$263,622	100.0%

Manufacturing

Syneron's products are mainly outsourced to third-party manufacturers, while Candela and CoolTouch mainly manufacture their own products.

Syneron's Product Line

We outsource manufacturing of our devices while maintaining full control over every step of the production process. We believe that outsourcing allows us to carry low inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures. We use two principal manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001, as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product on a fully-assembled, turnkey basis. We control and monitor the quality of our products by testing each product and through extensive involvement in the production process at the facilities of our subcontractors.

The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase-order basis. The contracts have initial one-year terms that automatically renew for successive one-year terms. Either we or the manufacturer may terminate the contract by giving the other party three months written notice prior to the expiration of the term. Were we required to qualify new subcontract manufacturers for our products, the time required to do so could cause delays in our ability to provide products to our customers.

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

CoolTouch's Product Line

Our subsidiary CoolTouch designs, manufactures, assembles and tests its branded products at its Roseville, California facility. The CoolTouch family of products utilizes New Star Lasers’ signature 1320 nm wavelength laser, along with other wavelengths and complementary technology, to address a variety of medical and aesthetic indications. The product family includes several laser console systems and associated single-use disposable hand pieces and accessories, each of which has received FDA clearance. The CoolTouch facility is ISO 13485 certified and GMP qualified. Select CoolTouch products bear the CE mark.

Research and Development

Our internal research and development activities are conducted internally by a research and development staff consisting of 95 employees. (including employees of Candela, Ultrashape, CoolTouch and other subsidiaries). Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. We intend to develop products and product line extensions that leverage our ELOS technology, as well as other product platforms. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments.

Prior to 2007, our research and development efforts were focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts have also focused on the development of technologies that are not only based on our ELOS technology but on other aesthetic applications. Our gross research and development expenditures were $29.9 million in 2012, $30.0 million in 2013 and $24.6 million in 2014 (the decrease in expenditures in 2014 was mainly due to the deconsolidation of Syneron Beauty as a result of our contribution of such subsidiary to our joint venture with Unilever Ventures. We estimate our gross research and development expenditures for 2015 will be approximately $25.9 million.

When we discover new technologies or applications with commercial potential, it assembles a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Each research and development team works with its operations group to design its products for ease of manufacturing and assembly, and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with the right balance of features, clinical benefits, performance, quality, and cost. To accelerate new product development, our research and development efforts rely on both internal development and the services of independent engineering and development firms. One example of technology developed through such joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality and invention assignment agreements and contractual clauses to protect our intellectual property rights. As of March 1, 2015, our patent portfolio (including patents held by our subsidiaries) related to 149 patent families regarding our technology and products and consisted of 140 issued U.S. patents, 118 patent applications pending in the U.S., 189 issued international patents, and 296 patent applications pending internationally. We have filed and expect to file future patent applications in the U.S. We have also filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for at least certain applications

In addition to Syneron's portfolio of issued patents and patent applications, the Company licenses certain patented technology from third parties. Syneron's subsidiary, Candela, uses its patented Dynamic Cooling Device (DCD) under a license agreement from August 2000 regarding patent rights owned by the Regents of the University of California (Regents). The exclusive license rights to the DCD are subject to limited license rights provided to New Star Lasers, Inc. d.b.a CoolTouch (CoolTouch) in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Candela is entitled to one-half of all royalty income payable to the Regents from CoolTouch. In addition, Candela is entitled to one-half of all royalties due from any other entity that licenses the DCD technology from the Regents in other fields of use. On March 5, 2014, we acquired CoolTouch (for additional information on this acquisition, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History").

Our registered trademarks include among others SYNERON, ELOS, CANDELA, ULTRASHAPE, LITETOUCH, VelaShape, VelaSmooth, SUBLATIVE, eTwo, eMax, ePRIME, eLase, elosPlus, ELURE, MOTIF, CO2RE, eMatrix, MATRIX IR, MATRIX RF, REFIRME, SCIENCE.RESULTS.TRUST, TRINITI, TRANSCEND, ALEX TRIVANTAGE, SMOOTHBEAM, VBEAM, GentleMax, GentleYAG, GentleLASE , PicoWay and COOLTOUCH. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada and certain other countries.

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

Competition

Although we are a global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We historically competed against products offered by companies that were mainly active in the aesthetic device market, including Cutera, Inc., Cynosure, Inc., Lumenis Ltd., Zeltiq Aesthetics Inc., Sciton, Inc., Alma Lasers Ltd., and Lutronic, Inc., and several other smaller specialized companies. More recently, we have begun to compete with large pharmaceutical companies that have entered the aesthetic device market, such as Valeant Pharmaceuticals International Inc. (which acquired Solta Medical Inc. in 2014), Merz Pharma Group (which acquired Ulthera, Inc. in 2014) and Actevis PLC (which acquired Allergan, Inc. in 2014). In addition to competing against laser and other light-based products, our products compete against conventional non-light-based treatments, including Botox (neurotoxins) and hyaluronic acid injections, face lifts, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. In our efforts to enter new markets or expand our market share foreign markets, including in the U.S., we may compete with companies that have well-established products and customer relationships, which could inhibit our market penetration efforts.

Competition among providers of laser and other light-based products in the aesthetic medical market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser, light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.

We believe that many factors will affect our competitive position in the future, including our ability to:

•	develop and manufacture new products that meet the needs of our markets;

•	respond to competitive developments and technological changes;

•	manufacture our products at lower cost;

•	retain a highly qualified research and engineering staff;

•	provide sales and service to a worldwide customer base;

•	maintain and improve product reliability;

•	develop and implement marketing support programs; and

•	respond to dynamics and consolidations in the marketplace.

Government Regulation

Our products are medical devices and cosmetics subject to extensive and rigorous regulation by the FDA, as well as other U.S. and foreign regulatory bodies, primarily to help ensure that they are safe and effective for their intended uses. The FDA’s regulations govern, among other things, product development, testing, manufacturing, labeling, storage, premarket clearance (referred to as 510(k) clearance), premarket approval (referred to as PMA approval), advertising and promotion, and sales and distribution. If the FDA finds that we have failed to comply with the agency’s requirements, the agency can institute a wide variety of enforcement actions, ranging from issuance of warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of approval of products or those of our third-party suppliers; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution.

Access to U.S. Market. Each medical device that we wish to commercially distribute in the U.S. will, unless exempt, likely require premarket authorization (as more fully described below) from the FDA prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either class I or II, which generally requires the manufacturer to submit a premarket notification requesting 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or to a “preamendment” class III device (in commercial distribution before May 28, 1976) for which PMA applications have not been required, are placed in class III~~,~~ requiring PMA approval. In limited cases, reclassification of a product with no direct predicate device to class II may be possible through a de novo petition.

510(k) Clearance Process. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device”, i.e. a legally marketed class I or class II device or a preamendment class III device for which the FDA has not called for PMA applications.

The FDA’s 510(k) clearance process usually takes from four to 12 months, but it can take longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval. The FDA requires that each manufacturer ~~to~~ make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with that decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. The FDA may not approve or clear our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

Laser devices used for aesthetic procedures, such as hair removal and treatment of wrinkles, have generally qualified for clearance under 510(k) procedures.

Syneron received FDA clearance to market the ePlus Skin Treatment system with 10 applicators in 2011 for dermatological procedures including permanent hair reduction (DS, DSL applicators), treatment of vascular lesions (LV, LVA applicators), non-invasive wrinkles treatment (WRA, Sublime applicators), benign vascular and pigmented lesions (SR, SRA applicators), treatment of moderate inflammatory acne vulgaries (AC applicator), dermatological procedures requiring ablation and resurfacing of the skin, and for treatment of facial wrinkles (Sublative RF applicator). Syneron received FDA clearance to market the eTwo Skin Treatment system with two applicators in 2011 for dermatological procedures including non-invasive wrinkles treatment (WRA, Sublime applicators), ablation and resurfacing of the skin, and treatment of facial wrinkles (Sublative RF applicator) and received an FDA clearance in 2014 for enhanced energies for both Sublative RF and Sublime applicators.

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

Syneron received FDA clearance to market the UltraShape (Contour I V3.1) system with an ultrasound transducer in April 2014 for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. Contour I V3.1 is intended for non-invasive reduction in abdominal circumference. Syneron received FDA clearances for marketing an additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers in October 2014.

Syneron received FDA clearance to market the LipoLite (eLipo) system in 2007 for dermatological procedures requiring incision, excision, vaporization, ablation and coagulation of soft tissue and for laser-assisted lipolysis. LipoLite will be discontinued on December 31, 2015, and has been succeeded by CoolLipo, our next-generation product for this market. Syneron received FDA clearance to market the eMatrix CO2 in 2010 for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue, including skin.

Our subsidiary, Candela, received FDA clearance to market the GentleLASE™ family of products for the treatment of dermatological vascular lesions in 1997, hair removal in 1998, permanent hair reduction in 2001, and treatment of wrinkles and benign pigmented lesions in 2003. Candela received clearance to market Smoothbeam mid-IR diode laser in 2000 for dermatological procedures relating to the ablation, incision, excision, and vaporization of soft tissue, and for acne indications in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types and treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of hypertrophic and keloid scars, vascular lesions, and the hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions and cutaneous lesions and periocular wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also, in December 2006, Candela received FDA clearance to market its GentleMAX™ product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles. In October 2014, Candela received FDA clearance to market its Picoway system for tattoo removal.

Our topical skin brightening product line, eLure, is marketed in the U.S. without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective.

PMA Approval Process. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process or through registration. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical and clinical trials, and by appropriate manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Clinical Studies. A clinical study is generally required to support a PMA approval application and is sometimes required for a 510(k) premarket notification. Studies of “significant risk” devices require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. Clinical studies may begin once the IDE application is approved by the FDA for a specified number of patients and by the appropriate institutional review boards at the study sites. For “nonsignificant risk” devices, one or more institutional review boards must review the study, but submission of an IDE application to the FDA for approval is not required. Both types of studies are subject to informed consent record keeping, reporting and other IDE regulation requirements.

Post-Market Regulation. After the FDA clears a device to enter commercial distribution, numerous regulatory requirements apply, including:

•
Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	Labeling regulations, including the FDA’s general prohibition against promoting products for un-cleared, unapproved or “off-label” uses;

•
Medical Device Reporting regulations, which require that a manufacturer report to the FDA if its device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. Manufacturers of finished medical devices also are subject to inspection and market surveillance by the FDA to determine compliance with all regulatory requirements. Compliance with these requirements can be costly and time-consuming. Furthermore, marketed products could be subject to voluntary recall if the manufacturer or the FDA determines, for any reason, that those products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that a device would cause serious adverse health consequences or death. Failure to comply could subject a manufacturer to FDA enforcement action and sanctions.

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

The U.S. federal anti-kickback laws and several similar state laws prohibit payments that are intended to induce physicians or others to refer patients to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements and sales programs we may have with hospitals, physicians or other potential purchasers or users of our medical devices. In particular, these laws influence how we structure our sales, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written and it is difficult to determine precisely how these laws will be applied in specific circumstances. We could be subject to a claim under these anti-kickback laws for our consulting arrangements with surgeons, grants for training and other education, grants for research and other interactions with doctors. Anti-kickback laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Due to the breadth of the statutory provisions and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our sales, marketing or promotional activities or practices might be challenged under anti-kickback or related laws. Even an unsuccessful challenge to or investigation into our practices could cause adverse publicity and thus could harm our business and results of operations.

Foreign sales of our products also subject us to similar fraud and abuse laws, including application of the U.S. Foreign Corrupt Practices Act. If our operations, including any consulting arrangements we may enter into with physicians who use our products, are found to be in violation of any of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

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

In the EEA, companies compliant with ISO requirements such as the EN ISO 13485: 2003 Medical devices - Quality management systems - Requirements for regulatory purposes benefit from a presumption of conformity with the relevant quality system requirements set forth in the Annexes to the Medical Devices Directive. This certification process requires that the company’s quality system and facilities be inspected by a Notified Body for compliance with ISO requirements. In the second quarter of 2003, both Syneron and our subsidiary Candela received ISO 13485:2003 certification. Syneron's ISO 13485 certificate is valid until November 2016 and Candela's ISO 13485 certificate is valid until January 2018. Compliance with the ISO requirements can also facilitate market access in other jurisdictions. For example, Health Canada, the regulatory body in Canada, relies on CAN/CSA ISO 13485:2003 for product approvals. Japan and China have elaborate application and product testing requirements before an application is accepted for review. Typically, product approval may require an additional two or more years after an application has been accepted for review.

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

C.           ORGANIZATIONAL STRUCTURE

We conduct business through a number of direct and indirect Syneron and Candela subsidiaries, including the following:

Name	Jurisdiction	Percentage Ownership
Candela Corporation	Delaware	100%*
Syneron Inc.	Delaware	100%
Syneron Canada Corp.	Canada	100%
Syneron Candela Corp. Australia PTY. Ltd.	Australia	100%*
Candela Laser (Deutschland) GmbH	Germany	100%*
Candela France SARL	France	100%*
Candela Iberica S.A.	Spain	100%*
Candela Italia	Italy	100%*
Candela KK	Japan	100%*
Candela Portugal, Unipessoal Lda.	Portugal	100%*
Candela (U.K.) Limited	United Kingdom	100%*
Inlight Corp.	California	100%*
Light Instruments Ltd.	Israel	100%
Medical Holdings (BVI) Inc.	British Virgin Islands	100%*
Medical Holdings (Cayman) Inc.	Cayman Islands	100%*
Primaeva Medical Inc.	Delaware	100%*
Rakuto Bio Technologies Ltd.	Israel	100%
Syneron (Beijing) Medical & Cosmetics Enterprise Ltd.	China	100% of its fully diluted share capital
Syneron/Candela (Beijing) Medical Technologies Co., Ltd.	China	100%*
Syneron Switzerland GmbH	Switzerland	100%
Syneron Holdings LLC Syneron GmbH	Delaware Germany	100%* 100%
Syneron Medical (HK) Ltd.	Hong Kong	100%
UltraShape Europe B.V.	Netherlands	100%*
UltraShape Ltd.	Israel	100%
New Star Lasers, Inc. (Cooltouch)	California	100%*
* Indirectly owned.

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, occupying 5,094 square feet, in the Tavor Building, Industrial Zone, Yokneam Illit, Israel, pursuant to a lease that expires in December 2016. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in December 2015. Our Canadian subsidiary leases a 11,751 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expire in September 2017. CoolTouch leases a 19,074 square foot facility in Roseville, California pursuant to a lease agreement that expires in March 2016. Our Hong-Kong subsidiary leases a 2,575 square foot facility pursuant to a lease that expires in October 2015. Our Chinese subsidiary leases a 460 square foot facility in Beijing, China pursuant to a lease that expires in May 2016.

Candela leases approximately 38,000 square feet for its operations in Wayland, Massachusetts pursuant to a lease that expires on December 31, 2016.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases five offices in Japan (two in Tokyo and one each in Osaka, Nagoya, and Fukuoka). These leases expire between May 31, 2015 and May 23, 2017.

•	Candela Iberica, S.A. – leases two locations in Lisbon, Portugal and Madrid, Spain. These leases expire on August 11, 2017.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring on October 31, 2018.

•	Candela France SARL – leases a facility in Les Ulis, France expiring on January 31, 2018.

•	Candela Italia – leases a facility in Formello, Italy expiring on March 14, 2017.

•	Candela (U.K.) Limited – leases a facility in Cwmbran, U.K. expiring on July 31, 2017.

•	Candela Corporation Australia PTY, Ltd. – leases a facility in Heidelberg West, Australia expiring on March 4, 2016.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.           OPERATING RESULTS

Overview

We generate our revenues primarily from the sales of our professional aesthetic devices. We also generate a portion of our revenues from services and from a recurring revenue model based on the sale of consumables and patient treatment fees based on the number of focal treatment zone (FTZ) pulses used in the treatment. We expect product service revenue to increase proportionally over time as our installed base continues to grow.

In recent years we introduced several new products and product platforms, such as the eMatrix, eTwo, elosPlus, eLase, VelaShape III and UltraShape, under a recurring-revenue business model, which we believe offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to replaceable treatment modules. The recurring business model delivers attractive operating margins from both system sales and consumables sales. We intend to offer this recurring-revenue business model on some of our future product introductions and to increase our recurring-revenue stream proportionally as the installed base for our newer products increases. We anticipate that our recent acquisition of CoolTouch will contribute to our recurring revenue business model going forward.

Historically, we also generated a portion of our revenues from the sale of products targeted at the home-use consumer market by our subsidiary, Syneron Beauty Ltd. We historically broke out our financial results between our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU segment included Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), Fluorinex, RBT and Light Instruments. EBU products included mē hair removal system, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening, and Light Instruments’ dental laser devices, along with several pipeline products that include our strategic home-use device partnership with Procter & Gamble. However, as a result of the finalization of the joint venture agreement with Unilever Ventures creating Iluminage Beauty, we eliminated the EBU segment effective January 1, 2014 and recorded an asset of $24.7 million as the fair value of our 49% equity interest in the Iluminage Beauty joint venture on our balance sheet. We now operate as a single business unit. For additional information, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History". As a result of the above changes to the composition of our operating segments, corresponding information for prior periods has been reclassified to conform to the current period presentation. See Item 5.A "Operating and Financial Review and Prospects – Results of Operations – Year Ended December 31, 2014 and 2013” and Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Revenues

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2n to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

We generate revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2014, our revenues totaled $255.8 million, and we derived approximately 28.5% of our revenues from the recognition of recurring revenue (including service and consumables). We expect product service and consumables revenue to increase over time as our installed base continues to grow. We sell our products and services primarily directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products and services in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2014, we derived approximately 64.1% of our revenues from sales outside North America through a combination of direct and distributor sales. See Note 20 to our consolidated financial statements included in this Annual Report for revenues and assets data by geographic regions. As of December 31, 2014, we had approximately 134 sales people (not counting sales management and support personnel) and distributors in approximately 90 countries.

Cost of Revenues

Our cost of revenues consists of the cost of manufacture and assembly of our products by third-party manufacturers of the Syneron product line and in-house manufacture and assembly of the Candela and CoolTouch product lines.

For Syneron products, these costs primarily include materials, components and costs of our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because Syneron product technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing, and because these products use off-the-shelf discrete components, Syneron products have relatively low manufacturing costs. For Candela and CoolTouch products, these costs primarily include materials, components and labor costs. Cost of revenues also includes royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for Syneron products), purchasing and quality control.

Research and Development Expenses

Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, regulatory expenses, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all of our research and development expenses.

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, including stock based compensation accounting and administrative personnel, professional fees and other general corporate expenses.

Other expenses (income), net

Our other expenses (income), net consist of impairments of goodwill, intangible assets and investment in affiliated companies and changes in the fair value of contingent consideration and investment in affiliated companies measured on a fair value basis.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from re-measurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income (Tax Benefit)

Our operations in Israel were granted the status of a “Privileged Enterprise” under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Privileged Enterprise” status by meeting the necessary conditions with respect to our capital investment programs and consider obtaining benefits as a "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli tax please see Item 10.E. “Additional Information – Taxation – Israeli Taxation”.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies.

Revenue Recognition

We recognized revenues in accordance with ASC 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured and no further obligations exist. Provisions are made at the time of revenue recognition for any applicable warranty cost expected to be incurred.

The timing for revenue recognition among various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

Other than pricing terms which may differ due to the different volumes of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers.

We do not grant a right of return for our products. Our products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors as end-users.

We assess whether collection is reasonably assured based on a number of factors, including the customer’s past transaction history and credit worthiness.

In respect of the sale of systems with installation, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company's systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system, and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation costs as appropriate.

If our revenue transactions with end-users include multiple elements within a single contract, the Company treats the contract as having multiple units of accounting. According to ASC 605-25, when a sales arrangement contains multiple deliverables, such as sales of products that include services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (VSOE) of fair value if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met. Accordingly, for such products and services we determine BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and margin objectives.

In certain cases we sell products together with extended warranty contracts. We allocate revenue between products and extended warranty contracts based on the guidance of ASC 605-20-25-1 through 25-6. We use the separate price stated in the agreement for the extended warranty as the fair value of such warranty, and recognize it ratably over the extended warranty period.

Deferred revenue includes primarily unearned amounts received in respect of service contracts but not yet recognized as revenues

Allowances for Doubtful Accounts

Our trade receivables are derived mainly from sales to large independent distributors and to end-users world-wide. Allowances for doubtful accounts are based on estimates of losses related to customer receivable balances. In establishing the appropriate provisions for customer receivable balances, we make assumptions with respect to their future collectability. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances. If the financial condition of a customer were to deteriorate, resulting in its inability to make payments, additional allowance may be required. If we determine, based on our assessment, that it is probable that a customer will be unable to pay, we would need to increase the allowance for doubtful accounts.

Impairment of Marketable Securities

Marketable securities consist primarily of corporate bonds and government securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, "Investment Debt and Equity Securities," we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity, net of taxes.

We recognize an impairment charge when a decline in the fair value of our investments is below the cost basis of and is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the financial condition of the issuer and any changes thereto and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For debt securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security.  Impairment related to other factors is recognized in other comprehensive income (loss).

We had no credit losses recognized in earnings during 2014, 2013, and 2012.

Inventories and Allowance for Excess and Obsolescence

We assess the carrying value of our inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming obsolete, slow moving or in excess of anticipated usage. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand, obsolete or slow moving. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $36.9 million and $34.7 million as of December 31, 2014 and 2013, respectively, is stated net of inventory reserves of $6.0 million and $6.0 million, respectively.

Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. This assessment of our ability to realize the value of our inventory based on various factors, including historical usage rates, technological obsolescence, estimated current and future market values and new product instructions. When there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, we recognize the difference as a current period charge to earnings and carry the inventory at a reduced cost basis until it is sold or disposed of.

Assumptions used in determining our inventory reserve may prove to be incorrect; unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products. If actual demand for our products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

Impairment of Goodwill and Intangibles Assets

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

We review indefinite lived intangible assets for impairment at least annually (we have determined June 30 as the date of the annual impairment test for each of our reporting units) and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing a two-step approach to testing goodwill for impairment for each reporting unit. If the asset is considered to be impaired, the second step (if necessary) measures the amount of any impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

During 2012, we had impairment charges in the amount of $0.45 million related to goodwill of Fluorinex (a subsidiary of Iluminage Beauty, part of the EBU segment), and impairment charges of $0.5 million related to in-process research and development asset from the acquisition of Candela. During 2013, no impairment charges were recorded. In 2014, we had an impairment charge of $1.2 million related to the goodwill of our investment in RBT and an impairment charge of $1.7 million related to the development assets from the acquisition of RBT and Primaeva.

We make judgments about the recoverability of purchased long-lived assets and identifiable intangibles subject to amortization whenever events or changes in circumstances indicate that impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of finite lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. During 2014, 2013, and 2012, we recorded an impairment charge, related to intangible assets, in the amount of $1.7 million, $0.3 million, and $2.9 million, respectively.

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

Deferred taxes and liability account balances are determined utilizing the liability method based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We reduce our deferred tax assets by an allowance if, based on the weight of available positive and negative evidence, it is more likely than not that we will not realize some portion, or all, of the deferred tax asset.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We accrue interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2014, 2013, and 2012 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Share-Based Compensation

ASC 718 requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

We used the Binomial valuation model to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock, the risk-free interest rate over the option’s term, the post-vesting forfeiture rate, the suboptimal exercise factor and our expected annual dividend yield and the contractual term of the options. Expected volatilities are based on historical volatilities of our ordinary share over the option’s expected term, and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods appropriate for the term of the options. The post-vesting forfeiture rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. The sub optimal exercise factor is based on the average ratio between the stock price and the exercise price. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

We recognize compensation expenses for the value of our awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods, the share-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our earnings. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. Existing valuation models, including the Binomial valuation model, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

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

Investments in Affiliated Companies (Non-Marketable Securities)

Part of our investments in affiliated companies is presented at cost because we do not have significant influence over the underlying investees. We followed the guidance in ASC 323, “Investments—Equity and Joint Ventures” to determine whether to use the equity method of accounting for these investments. Our investments in affiliated companies presented at cost are reviewed periodically to determine if their values have been impaired and adjustments are recorded as necessary. During 2013 and 2012, we recognized an impairment loss of $1.0 million, and $0.2 million, respectively, relating to non-marketable securities of our investment in affiliated companies. During 2014, we did not recognize an impairment loss.

Pursuant to the deconsolidation of Syneron Beauty and its subsidiaries as of December 9, 2013, we recognized a gain on loss of control of $7.3 million ($6.0 million net of related costs) in our statement of operations and recorded $24.7 million as the fair value of our investments in the joint venture with Unilever Ventures called “Iluminage Beauty” in 2013. We measure our investment in Iluminage Beauty at fair value with changes recorded in operating results under Other expenses (income), net. As of December 31, 2014, the fair value of Iluminage Beauty was reduced by $4.6 million, to $20.1 million. The fair value of our equity interest in Iluminage Beauty was determined by the Board after consideration of, among other things, external market conditions affecting the home use aesthetic industry, Iluminage Beauty’s projected results of operations and financial position, and a written report by a third party appraisal firm which calculated fair value using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the investment in Iluminage Beauty requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of the investment in Iluminage Beauty and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Business Combination

In accordance with ASC 805 "Business Combination", we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. It also requires that we record the fair value of acquired in-process research and development as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and that restructuring and acquisition-related costs to be expensed as incurred. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined Company’s product portfolio; and discount rates.

In a business combination, contingent consideration liability is recorded at fair value on the acquisition date. Contingent consideration liability will be adjusted to fair value on each reporting date through operating results under Other expenses (income), net until the contingency is resolved. The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues and earning milestones will be achieved.

The fair value of the contingent consideration related to the investment in RBT was $4,883 and $7,896 as of December 31, 2014 and 2013, respectively. Accordingly, due to changes in the fair value, we recorded a net income of $3 million in 2014. The fair value was based on management's assumptions, including forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2018 and we will be required to pay the contingent consideration, changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria (refer to Note 1.b.7 for further details). An expense of $1.1 million, net of taxes, was recorded in 2013, due to changes in fair value as a result of the passage of time.

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

Recently Issued Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and U.S. GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 will be effective for us in the first quarter of fiscal 2017 and may be applied on a full retrospective or modified retrospective basis. We are still evaluating the impact of implementation of this standard on our consolidated financial statements.

Segment Reporting

The Company is organized into one reportable segment as management uses one measurement of profitability and does not segregate its business for internal reporting. Prior to January 1, 2014, the Company had two reportable segments, as follows: the Professional Aesthetic Devices (PAD) segment and the Emerging Business Units (EBU) segment, which included Syneron Beauty, RBT, Light Instruments and Fluorinex products. In December 2013, the Company deconsolidated Syneron Beauty (see Note 1.b.1 to the accompanying consolidated financial statements included in this Annual Report on Form 20-F), which comprised a significant portion of our EBU segment.

As a result of the above changes to the composition of the Company’s operating and reportable segments, for the purposes of comparability, corresponding information for prior periods has been reclassified to conform to the current period presentation. Specifically, the insignificant portion of the EBU segment results (Light Instruments and RBT) that the Company continues to operate after the deconsolidation has been aggregated to the PAD segment for all periods presented, such that the EBU segment for all periods presented only reflects the results of the Syneron Beauty and its subsidiaries that were deconsolidated in December 2013 (“Syneron Beauty”). The PAD segment for all periods reflects the results of the Company’s current single segment. Accordingly, all references to “EBU segment” in results of operations below refer to the business of Syneron Beauty and its subsidiaries only.

PAD and EBU segment information has not been provided for all of the components of our results of operations described below because certain components were accounted for on a consolidated only basis. This information was not accounted for on a segment basis because the amounts attributable to the EBU segment were not material for those items and because the Company did not view its results of operations for those components by segment.

Results of Operations

Year Ended December 31, 2014 and 2013

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31, 2014		Year Ended December 31, 2013		Change 2013 to 2014
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$255,750	100%	$256,915	100%	$(1,165)	(0.5)%
Cost of revenues	119,771	46.8	126,838	49.4	(7,067)	(5.6)

Gross profit	135,979	53.2	130,077	50.6	5,902	4.5
Operating expenses, net:
Selling and marketing	80,741	31.6	82,445	32.1	(1,704)	(2.1)
Research and development	24,619	9.6	29,996	11.7	(5,377)	(17.9)
General and administrative	28,368	11.1	28,378	11.0	(10)	-

Other expenses (income), net	4,468	1.7	(4,623)	(1.8)	9,091	(196.6)

Total operating expenses	138,196	54.0	136,196	53.0	2,000	1.5

Operating loss	(2,217)	(0.9)	(6,119)	(2.4)	3,902	63.8
Financial income (expenses), net !	(688)	(0.2)	26	0.0	(714)	(2746.2)

Loss before taxes on income (tax benefit)	(2,905)	(1.1)	(6,093)	(2.4)	3,188	52.3
Taxes on income (tax benefit)	2,295	0.9	(7,640)	(3.0)	9,935	(130.0)

Consolidated net income (loss)	(5,200)	(2.0)	1,547	0.6	(6,747)	(436.1)
Net loss attributable to non-controlling interests	-	0.0	100	0.0	(100)	(100.0)
Net income (loss) attributable to Syneron Medical Ltd.'s shareholders	(5,200)	(2.0)%	1,647	0.6%	(6,847)	(415.7)%

Revenues

	Year Ended December 31,
	2014	2013	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$182,770	$165,001	$17,769	10.8%
Product-related services	72,980	67,128	5,852	8.7%
EBU	-	24,786	(24,786)	(100.0)%
Total Revenues	$255,750	$256,915	$(1,165)	(0.5)%

Total revenues for the year ended December 31, 2014 decreased by $1.2 million, or 0.5%, to $255.8 million as compared to revenues of $256.9 million for the year ended December 31, 2013.

Lasers and other products revenues increased by $17.8 million or 10.8% in 2014 compared to 2013, primarily attributed mainly to the increased sales force, in North America, strong market demand for new products that we launched in 2014, and product sales of our CoolTouch subsidiary which we acquired in March 2014.

Revenue from product-related services increased by $5.8 million or 8.7% in 2014 compared to 2013, primarily due to an increase in revenues generated from services for our laser systems, including services and consumables from our newly acquired CoolTouch product line.

 Cost of Revenues
	Year Ended December 31,
	2014	2013	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$81,533	$74,086	$7,447	10.0%
Product-related services	38,238	36,429	1,809	(5.0)%
EBU	-	16,323	(16,323)	(100)%
Cost of revenues (in thousands)	$119,771	$126,838	$(7,067)	(5.6)%
Cost of revenues (as a percentage of total revenues)	46.8%	49.4%

Cost of revenues decreased by $7.1 million in 2014, or 5.6%, to $119.8 million, compared to $126.8 million in 2013. Cost of revenues increased by $9.3 million in the PAD segment, and the aggregate decrease was due to a $16.3 million decrease in cost of revenues due to the EBU segment deconsolidation.

As a percentage of revenues, cost of revenues decreased from 49.4% in 2013 to 46.8% in 2014, primarily due to:

•	Lower recurring and service gross profit, providing a decrease of 2%,

•	High gross margin from products (54.7% in 2013, compared to 55.5% in 2014), mainly due to the introduction of new products with higher gross margins; and

•	Lower gross margins in the deconsolidated EBU segment.

Cost of revenues for the years ended December 31, 2014 and 2013 included $0.2 million and $0.3 million, respectively, of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,
	2014	2013	$ Change	% Change
Selling and marketing expenses (in thousands):
PAD	$80,741	$72,135	$8,606	11.9%
EBU	-	10,310	(10,310)	(100)%
Total Selling and marketing expenses (in thousands)	$80,741	$82,445	$(1,704)	(2.1)%
Selling and marketing expenses (as a percentage of segment revenues)	31.6%	32.1%

Selling and marketing expenses of our PAD segment increased by $8.6 million, or 11.9%, from $72.1 million to $80.7 million in 2014 mainly due to higher marketing expenses relating to our new product launches, additions to our sales force mainly in North America, and higher commissions expenses due to higher product revenues.

As a percentage of revenues, selling and marketing expenses of our PAD segment increased from 31.1% in 2013 to 31.6% in 2014.

Selling and marketing expenses for the years ended December 31, 2014 and 2013 included $1.1 million and $1.3 million, respectively, of stock-based compensation expenses.

Research and Development Expenses

	Year Ended December 31,
	2014	2013	$ Change	% Change
Research and development expenses (in thousands):
PAD	$24,619	$26,733	$(2,114)	(7.9)%
EBU	-	3,263	(3,263)	(100)%
Total Research and development expenses (in thousands)	$24,619	$29,996	$(5,377)	(17.9)%
Research and development expenses (as a percentage of total revenues)	9.6%	11.7%

Research and development expenses within the PAD segment decreased by $2.1 million, or 7.9%, mainly due to decrease in labor, professional services and materials expenses of $1.2 million, $0.6 million and $0.3 million, respectively.

Research and development expenses for the years ended December 31, 2014 and 2013 included $0.4 million and $0.8 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended December 31,
	2014	2013	$ Change	% Change
General and administrative expenses (in thousands)
PAD	$28,368	$24,493	$3,875	15.8%
EBU	-	3,885	(3,885)	(100)%
Total General and administrative expenses (in thousands)	$28,368	$28,378	$(10)	(-)%
General and administrative expenses (as a percentage of total revenues)	11.1%	11.0%

General and administrative expenses within the PAD segment increased from $24.5 million to $28.4 million, or by $3.9 million, mainly due to the consolidation of CoolTouch in March 8, 2014 (which contributed an amount of $1.6 million to this increase), as well as increases in labor expenses.

General and administrative expenses for the years ended December 31, 2014 and 2013 included $2.1 million and $2.2 million of stock-based compensation expenses, respectively.

Other Expenses (Income), net

	Year Ended December 31,
	2014	2013	$ Change	% Change
Other Expenses (Income), net (in thousands)
PAD	$(122)	$2,650	$(2,772)	(104.6)%
EBU	-
Capital Gain from the sale of Syneron Beauty		(7,273)	7,273	100%
Changes in the fair value of Iluminage Beauty	4,590	-	4,590	(100)%
Total Other Expenses (Income), net (in thousands)	$4,468	$(4,623)	$9,109	197%
Other Expenses (Income), net (as a percentage of total revenues)	1.7%	(1.8)%

Other expenses increased by $9.1 million, from $4.6 million in other income in 2013 to other expenses in the amount of $4.5 million in 2014.  As a percentage of revenues, other expenses increased from 1.8% in other income in 2013 to other expenses of 1.7% in 2014.

Other expense in 2014 was comprised mainly of a downward adjustment in the fair value of Iluminage Beauty in the amount of $4.6 million. PAD other income in the amount of ($0.1) million is comprised of an impairment of intangible assets and goodwill in an amount of $2.9 million, offset by net income in the amount of $3.0 million in 2014 due to a change in fair value of RBT as a result of several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. Other income in 2013 consisted mainly of capital gain from the sale of Syneron Beauty in the amount of $7.3 million (or $6.0 million net of deal-related costs).

Financial Income (expenses), net

Financial expenses (net) increased by $0.72 million, from $0.03 million financial income (net) in 2013 to $0.69 million financial expenses (net) in 2014. The increase was primarily attributable to higher expenses from foreign currency translation adjustments.

Taxes on Income (Tax Benefit)

Taxes on income increased by $9.9 million, from $7.6 million of tax benefit in 2013 to $2.3 million of taxes on income in 2014. The extent of the change in taxes on income (tax benefit) between 2014 and 2013 was primarily attributable to a tax benefit of $8.9 million received in 2013 resulting from a tax assessment and settlement with the Israeli Tax Authorities for the years from 2007 to 2011 and the completion of the consolidation of our U.S. entities implemented during the fourth quarter of 2013. As a “Privileged Enterprise” in Israel, we are partly exempt from taxes on income derived from our “Privileged Enterprise”, and we are obligated to pay taxes on income from other sources which are not integral to our “Privileged Enterprise”. Taxes on income (tax benefit) in 2014 and 2013 reflect the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in according with ASC 740. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or the entire deferred tax asset will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it meets the "more likely than not" threshold, and a valuation allowance has been released against these assets.

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders

The net loss attributable to our shareholders increased by $6.8 million in 2014, from a net income of $1.6 million (0.6% of revenues) in 2013 to net loss attributable to our shareholders in the total amount of $5.2 million ((2%) of revenues) in 2014. The net loss of $5.2 million in 2014 included a net income of $3.0 million resulting from the fair value adjustment of a contingent consideration. The net income of $1.6 million in 2013 included other income of $7.3 million (or $6 million net of deal related costs) resulting from the sale of Syneron Beauty to Iluminage Beauty as part of the deconsolidation, as well as a tax benefit of $7.6 million primarily attributable to a tax assessment and settlement with the Israeli Tax Authorities for the years from 2007 to 2011.

Year Ended December 31, 2013 and 2012

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2013 and 2012:

	Year Ended December 31, 2013		Year Ended December 31, 2012		Change 2012 to 2013
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$256,915	100%	$263,622	100%	$(6,707)	(2.5)%
Cost of revenues	126,838	49.4	127,182	48.2	(344)	(0.3)

Gross profit	130,077	50.6	136,440	51.8	(6,363)	(4.7)
Operating expenses:
Selling and marketing	82,445	32.1	77,795	29.5	4,650	6.0
Research and development	29,996	11.7	29,936	11.4	60	0.2
General and administrative	28,378	11.0	34,188	13.0	(5,810)	(17.0)

Other expenses (income), net	(4,623)	(1.8)	2,289	0.9	(6,912)	(302)

Total operating expenses	136,196	53.0	144,208	54.7	(8,012)	(5.6)

Operating loss	(6,119)	(2.4)	(7,768)	(2.9)	1,649	21.2
Financial income, net	26	0.0	925	0.4	(899)	(97.2)

Loss before taxes on income (tax benefit)	(6,093)	(2.4)	(6,843)	(2.6)	750	(11.0)
Taxes on income (tax benefit)	(7,640)	(3.0)	(4,502)	(1.7)	(3,138)	69.7

Consolidated net income (loss)	1,547	0.6	(2,341)	(0.9)	3,888	(166.1)
Net loss attributable to non-controlling interests	100	0.0	998	0.4	(898)	(90.0)
Net income (loss) attributable to Syneron Medical Ltd.'s shareholders	1,647	0.6%	(1,343)	(0.5)%	2,990	222.6%

Revenues

	Year Ended December 31,
	2013	2012	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$165,001	$173,181	$(8,180)	(4.7)%
Product-related services	67,128	68,044	(916)	(1.3)%
EBU	24,786	22,397	2,389	10.6%

Total Revenues	$256,915	$263,622	$(6,707)	(2.5)%

Total revenues for the year ended December 31, 2013 decreased by $6.7 million, or 2.5%, to $256.9 million as compared to revenues of $263.6 million for the year ended December 31, 2012. The decrease in products revenues in the PAD segment was primarily attributable to a decrease in the number of units sold, mainly in North America and Asia Pacific.

PAD:

Lasers and other products revenues segment decreased by $8.2 million or 4.7% in 2013 compared to 2012. Substantially all of the PAD segment revenue decrease was attributable to revenues recorded from a large, multi-site customer order in North America and China in 2012 (which did not recur in 2013). In addition, this decrease resulted from the devaluation of the Japanese Yen against the U.S. dollar, which negatively impacted our revenues by $1.9 million and a $1.0 million decrease in elure revenues.  This was partly offset by an increase in sales of Syneron product lines (mainly related to the adoption of the ELOS Plus and the launch of VelaShape III) and Candela product lines (mainly due to Glase Pro sales in EMEA, and an increase of $2.0 million in Light Instruments revenues following the reinstatement of the CE Certificate of Conformity for LiteTouch.

Revenue from product related services decreased by $0.9 million or 1.3% in 2013 compared to 2012. The revenue decrease was mainly attributed to a $2.0 million impact on 2013 results due to the devaluation of the Japanese Yen against the U.S. dollar and to a decrease in Syneron product related services (mainly in North America) partly offset by an increase in Candela product-related services due to our growing installed base.

EBU:

Our revenue in the EBU segment increased by $2.4 million or 10.6 % in 2013 compared to 2012. This was mainly related to the launch of mē in North America.

Cost of Revenues

	Year Ended December 31,
	2013	2012	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$74,086	$88,458	$(14,372)	(16.2)%
Product-related services	36,429	24,353	12,076	49.6%
EBU	16,323	14,371	1,952	13.6%
Cost of revenues (in thousands)	$126,838	$127,182	$(344)	(0.3)%
Cost of revenues (as a percentage of total revenues)	49.4%	48.2%

Cost of revenues decreased by $0.3 million in 2013, or 0.3%, to $126.8 million, compared to $127.2 million in 2012. As a percentage of revenues, cost of revenues increased from 48.2% in 2012 to 49.4% in 2013.

PAD:

PAD segment cost of revenues decreased by $2.3 million. This decrease was primarily due to the revenue decrease of $9.1 million.

PAD segment gross margin slightly decreased year over year, primarily due to changes in the product and sales channel mix, and the devaluation of the Japanese Yen against the U.S. dollar.

EBU:

EBU segment cost of revenues increased due to increased production costs and volume discounting for the television shopping channel, QVC, launch events for the mē Home Use Hair Removal System and Pearl Teeth Whitening System and unfavorable channel mix.

Cost of revenues for the years ended December 31, 2013 and 2012 included $0.3 million and $0.2 million, respectively, of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change
Selling and marketing expenses (in thousands):
PAD	$72,135	$65,450	$6,685	10.2%
EBU	10,310	12,345	(2,035)	(16.5)%
Total Selling and marketing expenses (in thousands)	$82,445	$77,795	$4,650	6.0%
Selling and marketing expenses (as a percentage of segment revenues)	32.1%	29.5%

Selling and marketing expenses increased by $4.7 million, or 6.0%, from $77.8 million in 2012 to $82.4 million in 2013. As a percentage of revenues, selling and marketing expenses increased from 29.5% in 2012 to 32.1% in 2013, primarily due to a decrease in revenues and additional investments in our sales force and marketing activities expenses.

PAD:

Selling and marketing expenses increased by $6.7 million mainly due to an investment in 2013, which focused on expanding the North American sales force in order to effectuate our strategy to expand our sales coverage in the territory and improve the product mix.

As a result of the increase in our North American sales force, variable expenses (mainly labor, commission and travel expenses, which increased by $3.5 million, $0.7 million, and $1.0 million, respectively) increased in 2013. In addition, marketing expenses increased by $1.7 million.

EBU:

 Selling and marketing expenses decreased by $2.0 million for the EBU segment mainly due to the deconsolidation of Syneron Beauty.

Selling and marketing expenses for each of the years ended December 31, 2013 and 2012 included $1.3 million of stock-based compensation expenses.

Research and Development Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change
Research and development expenses (in thousands):
PAD	$26,733	$25,682	$1,051	4.1%
EBU	3,263	4,254	(991)	(23.3)%
Total Research and development expenses (in thousands)	$29,996	$29,936	$60	0.2%
Research and development expenses (as a percentage of total revenues)	11.7%	11.4%

Research and development expenses remained almost flat year over year, increasing from $29.9 million in 2012 to $30.0 million in 2013. As a percentage of revenues, research and development expenses increased from 11.4% in 2012 to 11.7% in 2013, primarily due to a decrease in revenues.

PAD:

Research and development expenses increased by $1.0 million, or 4.1%, from 2012, mainly due to professional services and materials expenses of $1.5 million and $0.4 million, respectively, costs related to the UltraShape clinical trials and FDA approval process, and our ongoing efforts to develop new products. The increase was partly offset by a decrease in labor expenses of $0.8 million, which resulted mainly from the reduction in our workforce that took place in the second quarter of 2013.

EBU:

Research and Development decreased by $1.0 million, as a result of the deconsolidation of Syneron Beauty.

Research and development expenses for the years ended December 31, 2013 and 2012 included $0.8 million and $0.6 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended December 31,
	2013	2012	$ Change	% Change
General and administrative expenses (in thousands)
PAD	$24,493	$30,471	$(5,978)	(19.6)%
EBU	3,885	3,717	168	4.5%
Total General and administrative expenses (in thousands)	$28,378	$34,188	$(5,810)	(17.0)%
General and administrative expenses (as a percentage of total revenues)	11.0%	13.0%

General and administrative expenses decreased from $34.2 million in 2012 to $28.4 million in 2013. As a percentage of revenues, general and administrative expenses decreased from 13.0% in 2012 to 11.0% in 2013.

PAD:

General and administrative expenses decreased by $6.0 million, from $30.5 million in 2012 to $24.5 million in 2013.

The year over year change was primarily attributable to a $3.0 million reduction in labor and related costs due to reduction in our workforce and management restructuring, and a $1.4 million reduction in professional services expenses resulting mainly from a decrease in legal expenses compared to 2012.

As a percentage of revenues, general and administrative expenses decreased from 12.6% in 2012 to 10.5% in 2013.

General and administrative expenses for the year ended December 31, 2013 and 2012 included $2.2 million and $2.6 million of stock-based compensation expenses, respectively.

Other Expenses (Income), net

	Year Ended December 31,
	2013	2012	$ Change	% Change
Other Expenses (Income), net (in thousands)
PAD	$2,650	$4,089	$(1,439)
EBU		(1,800)	1,800
Capital Gain from the sale of Syneron Beauty	(7,273)		(7,273)
Total Other Expenses (Income), net (in thousands)	$(4,623)	$2,289	$(6,912)	(302)%
Other Expenses (Income), net (as a percentage of total revenues)	(1.8)%	0.9%

Other expenses decreased by $6.9 million, from $2.3 million in 2012 to other income in the amount of $4.6 million in 2013. As a percentage of revenues, other expenses decreased from 0.9% in 2012 to other income of 1.8% in 2013.

Other expenses in 2013 within the PAD segment was comprised mainly due to impairment of our investment in Juvenis in the amount of $1 million and reevaluation expenses of contingent liability related to RBT in the amount of $1.2 million. Other expenses, net in 2012 were comprised mainly of impairment charges related to goodwill and certain intangible assets in the total amount of $2.8 million and reevaluation expenses of contingent liability in RBT of $0.8 million and impairment charges of $0.5 million related to in-process research and development asset from the acquisition of Candela.

Other income in 2013 was comprised mainly of a gain from the sale of Syneron Beauty in the amount of $7.3 million (or $6 million net of deal-related costs). Other expenses (Income) in 2012 within the EBU segment was comprised mainly of reevaluation income of contingent liability in Tanda Health and Beauty, Inc. in the amount of $(2.5) million which was offset by $0.7 million due to impairment of goodwill and intangible assets of Fluorinex (a subsidiary of Iluminage Beauty, part of the EBU segment).

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

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders
The net income attributable to our shareholders increased by $3.0 million in 2013, or 223%, from a net loss attributable to our shareholders of $1.3 million ((0.5)% of revenues) in 2012 to net income attributable to our shareholders in the total amount of $1.6 million (0.6% of revenues) in 2013. The net income of $1.6 million in 2013 included other income of $7.3 million (or $6 million net of deal related costs) resulting from the sale of Syneron Beauty to the Unilever joint venture as part of the deconsolidation, as well as a tax benefit of $7.6 million primarily attributable to a tax assessment and settlement with the Israeli Tax Authorities for the years from 2007 to 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had working capital of $133.0 million. Our primary source of liquidity was $110.4 million in cash and investments portfolio. Approximately $0.01 million (with par value of $2.75 million) of the marketable securities that we held as of December 31, 2014 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. Although we did not record any impairment charge for the years ended December 31, 2012, 2013, and 2014 we cannot predict when the liquidity of these auction-rate securities will improve.

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

Net Cash Provided By (Used In) Operating Activities. Net cash used in operating activities was ($11.1) million in 2012, and ($22.0) million in 2013. Net cash in the amount of $16.1 million was provided by operating activities in 2014. The increase in net cash provided by operating activities was mainly related to improved collections of trade receivables balances.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $22.8 million in 2012, $(6.8) million in 2013, and $4.2 million in 2014. Cash used in investing activities in 2014, 2013 and 2012 was primarily attributable to purchase of available-for-sale marketable securities which was partially offset by proceeds from sale and redemption of available-for-sale marketable securities. For the year ended December 31, 2012, we invested $18.1 million in capital expenditures, which consisted of net cash paid in acquisition of subsidiaries of $15.1 million, investment of $1.0 million in an affiliated company, and a purchase of general equipment of $2.0 million. For the year ended December 31, 2013, we invested $3.7 million in capital expenditures, which consisted of a purchase of general equipment and leasehold improvements. For the year ended December 31, 2014, we invested $13.8 million in capital expenditures, which consisted of $11.0 million of net cash for the acquisition of New Star Lasers, Inc. in March 2014 and $2.8 million mainly for investment in our IT infrastructure and intangible assets.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $(6.3) million in 2012, $2.1 million in 2013, and $1.0 million in 2014. Net cash used in financing activities in 2012 was attributable to an acquisition of shares held by non-controlling shareholders of subsidiaries and repayment of short-term bank credit, partially offset by proceeds from exercise of options. Net cash provided by financing activities in 2013 was attributable to proceeds from exercise of options partially offset by additional payment to non-controlling shareholders of subsidiaries. Net cash provided by financing activities in 2014 was attributable to proceeds from exercise of options, which was offset from repurchase of our shares from our shareholders in our share buy-back program in the amount of $0.5 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our internal research and development activities are conducted by a research and development staff consisting of 95 employees as of December 31, 2014. Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2015. We also expect to continue to develop products for the cosmetic market using our proprietary ELOS technology. Prior to 2007, our research and development efforts were focused on the development of products that leverage our ELOS technology. Since 2007, our research and development efforts also have focused on the development of technologies that are not only based on our ELOS technology, but also based on other aesthetic applications. Our research and development expenditures were $29.9 million in 2012, $30.0 million in 2013, and $24.6 million in 2014. We expect to continue to increase our expenditures on research and development in the future.

D.           TREND INFORMATION

According to Medical Insight, Inc., an independent research firm, sales of global aesthetic products in 2013 exceeded $5.9 billion and is expected to grow at an annual compounded rate of 11.5% until 2018, with North America being the largest single regional market growing at 10.9%, Europe at 10.5% and APAC at 15.9%. Syneron continues to support growth in North America with the expansion of our North American sales force, and in APAC with the expansion our sales infrastructure.

Drivers for the growth in the aesthetic markets include:

●	Increased global awareness and growing acceptance of cosmetic procedures;
●	Growing middle classes with disposable income in high population growth regions;
●	Longer life expectancies and high demand from wealthy and middle class baby boomers;
●	Social media / celebrity culture awareness of aesthetic procedures and high demand from younger patients; and
●	Improved safety and efficacy, together with broader offerings of non-invasive procedures.

Growth in Non-Invasive Procedures

The projected growth in the aesthetic market generally is coupled with a strong market shift toward non-invasive procedures. According to the American Society for Aesthetic Plastic Surgery, non-invasive aesthetic procedures grew at a compound annual growth rate (CAGR) of 15.6% from 1997 to 2013, versus a CAGR of only 4.4% for invasive procedures.

Despite an already large installed base of devices, demand for energy-based aesthetic treatments continues to expand. This is particularly true for energy-based epilation, skin rejuvenation, tattoo and pigmented lesion removal, reduction of vascular lesions and acne treatments, which address major markets and offer significant benefits over conventional therapies. Since they are simple to use and require minimal medical expertise, physician assistants often perform the procedures, freeing the practitioner’s time for higher-priced treatments. Additionally, an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, have expanded into aesthetic procedures as a means to supplement shrinking income from their conventional medical services.

Body shaping opportunities

Body-shaping and fat reduction treatments are among the high growth segments within the aesthetics industry, with annual growth projected at 13.6% through 2018, according to Medical Insight, Inc. In the U.S., the number of non-surgical fat reduction procedures grew 24% from 2012 to 2013 according to the American Society for Aesthetic Plastic Surgery. This trend results, in part, from the fact that, according to the American Heart Association, more than 150 million Americans over the age of 20 are overweight or obese. These market trends, along with the 2014 FDA approval of Syneron's Ultrashape technology, create an opportunity for the Company to aggressively target the body shaping segment with the Ultrashape and VelaShape products. In order to leverage these market opportunities, Syneron developed a comprehensive business model that includes full practice support for our customers account management and investment in marketing in order to drive patients to or clients' clinics. Ultrashape has have a recurring revenue component that enables Syneron to enjoy per treatment revenues.

Recurring revenue business model

We are strategically focused on expanding our recurring revenue business model. This will allow us to expand our potential market beyond revenues from the sale of capital equipment to patient treatment fees, and create a revenue-sharing model with our customers. We have incorporated a recurring revenue model into our newly introduced UltraShape system in the U.S. and we intend to expand this model to other regions and products in the future, to the extent feasible. We will support this strategy with a full-service approach, including extensive post-sale marketing and clinical support that will create value for our physician partners. In order to achieve this, we have created a bifurcated, separate sales team in the U.S. for UltraShape comprised of Capital Equipment Reps and Practice Development Partners (PDPs) who are dedicated to driving utilization of our consumables.

Other trends

On the consumer side, interest in hair removal products remains strong. On December 9, 2013, Syneron announced the completion of an agreement with Unilever Ventures to create a global joint venture in home beauty devices, including hair removal devices. The new joint venture, Iluminage Beauty, will develop and bring to consumers innovative, high performance beauty solutions, empowering them with professional level devices for at-home use. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

A number of significant mergers and acquisitions among our competitors have affected our landscape recently, with new types of players such as large pharmaceutical companies entering our space. We intend to continue the development of new products and procedures in the medical aesthetic market in order to maintain our growth in revenue and net income. These emerging growth market opportunities include new treatments for skin rejuvenation, tattoo removal, pigmented lesions, vascular treatments and hair removal. Furthermore, we expect to continue to invest in growth and optimization of our sales organization and regional infrastructure to meet market demand. In addition, our acquisition of CoolTouch provided the Company with an entry point into the market for treatment of varicose veins and expanded its presence in the liposuction market.

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

The following table summarizes our contractual commitments as of December 31, 2014, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	Other
	(In thousands)

Operating leases (1)	$10,279	$4,636	$3,842	$1,261	$540	$-
Purchase obligations (2)	21,948	21,948	-	-	-	-
Unfunded severance pay (3)	7					7
Uncertain tax positions (4)	1,875					1,875
Total	$34,109	$26,584	$3,842	$1,261	$540	$1,882

(1)	Consists of operating leases for our facilities and motor vehicles.

(2)	Purchase obligations consist of capital and operating purchase order commitments.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2015:

Name	Age	Position(s)
Dr. Shimon Eckhouse	69	Active Chairman of the Board
Amit Meridor	54	Chief Executive Officer
Hugo Goldman	60	Chief Financial Officer
Shlomo Alkalay	57	Chief Operations Officer
Sarit Soccary	43	Vice President Strategy and Business Development
William Griffing	48	CEO of Syneron Candela North America
Erik Dowell	43	Vice President Americas
Robert Fielitz	46	Vice President and Managing Director of Europe, Middle East and Africa
Robert Ruck	54	Executive Vice President, Asia Pacific
Ilan Nacasch	41	Chief Branding Officer
David Schlachet	69	Director
Dr. Michael Anghel	76	External Director
Yaffa Krindel	60	Director
Dan Suesskind	71	External Director
Dominick Arena	72	Director
Stephen Fanning	64	Director

Dr. Shimon Eckhouse was appointed Active Chairman of the Board of Directors on February 18, 2014, after serving as our CEO since April 17, 2013. Dr. Eckhouse is an uncle of Amit Meridor, our current CEO. Prior to Dr. Eckhouse's appointment as CEO, Dr. Eckhouse served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is also the chairman of the board of several private companies, including OrSense Ltd., Calore Medical Ltd., Tulip Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd. and C3D Ltd., and a director of NanoCyte Ltd., a private company. In 2013, Dr. Eckhouse founded and currently chairs Alon MedTech Ventures Ltd., which is dedicated to the incubation of start-up companies in the medical technology field.  Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems (now Lumenis), Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

Amit Meridor was appointed as Chief Executive Officer of the Company on February 18, 2014. Mr. Meridor is a nephew of Shimon Eckhouse, our Chairman of the Board. Prior to his appointment as CEO, he had served as President of the Company since July 1, 2013, with responsibility for a wide range of mandates in the areas of operations, marketing, services and business development. Before joining Syneron, Mr. Meridor served for three years as CEO of Tefron, Ltd. (TASE: TFRLF), a leading Israeli apparel company  During his tenure, Mr. Meridor directed the reorganization of the sales, financial, operational, and manufacturing processes, as well as important strategic business initiatives that returned the company to growth. From 2009 to 2010, Mr. Meridor was CEO of CMT Medical, a medical device company that he successfully restructured and sold to a major European medical technology conglomerate. Mr. Meridor’s experience also includes a previous tenure at Syneron from 2005 to 2008, where he served as Executive Vice President of International Sales and Business Development. Mr. Meridor holds a B.Sc. degree in industrial engineering from the Technion Israeli Institute of Technology and an M.B.A. from Tel-Aviv University.

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

Shlomo Alkalay joined the Company in April 2014 as Chief Operating Officer (COO), after twelve years in Lumenis, where he held various senior executive management positions with the Company, including global Service, Manufacturing, Engineering, IT and corporate projects. Prior to joining Lumenis, Mr. Alkalay served as the Vice President of Business Development for Israel’s largest commercial and naval fleet supplier. Mr. Alkalay holds a BSC Degree in Industrial Engineering from the Technion Israel Institute of Technology with honors, and an MBA from Haifa University.

Sarit Soccary joined the Company as Vice President Business Development and Strategy in 2013.  Prior to joining Syneron from 2010 – 2013, Sarit was the CEO of GEFEN Biomed Investments Ltd. (TASE), managing 33 portfolio companies in the areas of healthcare (biotech and medical devices). From 2007 – 2010, Sarit served as CEO of ATI, a technology incubator with 28 portfolio companies. Prior to her work at ATI, Sarit was a Principal and one of the founding members of L Capital Partners, an NYC-based venture capital fund, from 2004 - 2007. Before joining L Capital Partners, Sarit worked as a Senior Associate at Shalom Equity Fund from 1999 - 2004. Before such time, Sarit held a management consulting position and worked with various companies. Sarit has served since 2006 on the Board, Audit and Compensation Committees of Mazor Surgical Ltd., a publicly-traded NASDAQ company. She holds a BA and MA in Economics from Tel Aviv University.

William Griffing was appointed as Chief Executive Officer of Syneron Candela North America in February 12, 2015. Prior to joining Syneron, Mr. Griffing served as Vice President and General Manager of Bayer Healthcare's U.S. Dermatology business. Mr. Griffing also served as President and Chief Executive Officer of Intendis, Inc., the predecessor business to the Bayer Healthcare U.S. Dermatology business. Before working at Bayer, Mr. Griffing spent more than 20 years at Merck & Co. in various sales and marketing leadership positions, most recently as a General Manager in their Global Human Health business. Mr. Griffing received a B.S. in Industrial Administration – Marketing from New Jersey Institute of Technology and a Master of Business Administration in Marketing from St. John's University. He also completed the Executive Education Programs at the Wharton School (University of Pennsylvania) and Harvard Business School (Harvard University).

Erik Dowell was appointed as President, Aesthetic Division North America in February of 2015. Prior to that, Erik served as President of the Americas since July 2013. With over 14 years’ experience in the Aesthetic light based industry, Mr. Dowell held several positions within the Company, including Vice President of the EMEA region (2010 - July 2013), Vice President of North America (2007-2010) and Regional Sales Director in North America (2003-2007). Prior to working for Syneron Mr. Dowell worked for Coherent/Lumenis laser company from 1999 serving as the Western Regional Manager.

 Robert Fielitz joined the Company in September 2013 as Vice President and Managing Director of Europe, Middle East and Africa (EMEA). Prior to joining the Company, Robert served as Managing Director of EMEA operations for Palomar Medical Technologies from 2006-2013. Before that he served as Director of EMEA for Lumenis Lasers from 2003 - 2006. Prior to 2003, Robert worked for Boston Scientific in its Coronary & Peripheral Vascular SciMed division. Robert is a graduate of The Citadel, Military College of South Carolina and is a Harvard Business School alumnus.

Robert Ruck was appointed in March 2014 as Executive Vice President responsible for our Asia Pacific business and is based in Hong Kong. He is an industry veteran having spent six years with Sciton and nearly seven years with Lumenis in various sales, marketing, and general management roles with global responsibility. Prior to Lumenis, Mr. Ruck was a business strategy consultant working with medical device companies to accelerate their growth. Before becoming a consultant, he served as an infantry officer in the U.S. Army. Mr. Ruck holds a Master in Public Policy (MPP) in Applied Economics from Harvard University and a Bachelor of Science (BS) in Engineering and Economics from the US Military Academy at West Point.

Ilan Nacasch joined Syneron as Chief Brand Officer in January 2015. Prior to joining Syneron, Ilan served as SodaStream Chief Marketing Officer from 2012 to 2015. From 1997 to 2012, Mr. Nacasch worked in different marketing positions at Procter & Gamble. From 2009 to 2012, he served as Global Marketing Director for Pampers. From 1997 to 2009 he worked as Marketing Director for Beauty Care and Feminine Protection in the Balkans, led P&G Marketing Excellence for Central/Eastern Europe, Middle East and Africa, and worked as a Brand Manager on various assignments. Prior to 1997, Mr. Nacasch worked at Danone Group in France as Assistant Brand Manager. Mr. Nacasch holds an MBA from ESSEC Business School in Paris, and a Post-Graduate Continuing Study degree in Marketing from Tel Aviv University.

David Schlachet served as Chairman of our board from May 22, 2013 until February 18, 2014, after which he remained a member of the Board. Mr. Schlachet previously served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors. He served as a director until he was appointed as our interim Chief Financial Officer from August until November 2012 (after which he returned to service as a director). From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq-listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH) and for NYSE MKT-listed BioTime Inc. (NYSEMKT: BTX). In addition, Mr. Schlachet serves as a director of TASE-listed companies Taya Investments Ltd., Mazor Robotics Ltd. (which also trades on Nasdaq) and BioCancell Therapeutics Inc. From November 2008 to December 2012, Mr. Schlachet has served as a director of the TASE, Chairman of TASE audit committee, and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as chairman of the board of CellCure Therapeutics, a privately-owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the CEO of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. As a senior executive of DIC, IDB, a major Israeli holding company, since 1977, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Evogene Ltd. (TASE/Nasdaq: EVGN), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and until recently at several private companies. In addition, Dr. Anghel is a former chairman of the board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

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

Dan Suesskind has served as a director since November 2004. Since January 2010, Mr. Suesskind has also served as a director of Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA) until 2014, the First International Bank of Israel Ltd. and Migdal Insurance Ltd. Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2014. Mr. Suesskind serves as a director of Israel Corporation Ltd. (TASE: ILCO), and RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL). Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

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

Stephen J. Fanning was appointed a director on February 18, 2014. Mr. Fanning has an extensive background in the healthcare, consumer pharmaceuticals and consumer package goods industries. In March 2014, Mr. Fanning was appointed President and Chief Executive Officer of Z-Medica Corporation. Beginning in January 2005, Mr. Fanning served for nine years as President and CEO of Solta Medical, Inc. (formerly Thermage, Inc.), a global leader in the medical aesthetics market. From 2001 to 2005, Mr. Fanning was President and CEO (and a member of the board of directors) of Ocular Sciences, Inc., a public company which developed, manufactured and marketed disposable contact lenses (Ocular Sciences was successfully acquired by CooperVision in 2005). Prior to joining Ocular Sciences, Mr. Fanning worked for 25 years for Johnson & Johnson, one of the world's largest manufacturers of healthcare products, where he served in various senior executive positions including President, Worldwide, of J&J's McNeil Specialty Products division, and President of Johnson & Johnson Medical, a medical device company. Mr. Fanning also served as Managing Director of J&J Austria/Switzerland, and Vice President, Sales, of J&J's McNeil Consumer Products Division. Mr. Fanning holds a Bachelor of Science degree from Philadelphia University.

Our CEO serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her earlier resignation or removal. Each other executive officer, in his or her capacity as such, serves at the discretion of our CEO and holds office until his or her successor is elected or his or her earlier resignation or removal.

B.	COMPENSATION

The aggregate direct compensation that we and our subsidiaries paid to our executive officers and directors as a group for the year ended December 31, 2014 was approximately $6.1 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include expenses we incurred for other payments, including dues and expenses for professional and business associations reimbursed to office holders, business travel, relocation, expenses incurred to attend board or committee meetings reimbursed to directors, and other benefits commonly reimbursed or paid by companies in our industry.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Commission (4)	Equity-Based Compensation (5)	Total
	US Dollars (in thousands)
Amit Meridor, CEO	683	244	-	309	1,236
Erik Dowell, President Americas (6)	359	252	20	162	793
Dr. Shimon Eckhouse, Active Chairman of the Board	484	-	-	246	730
Hugo Goldman, CFO	436	109	-	145	690
Robert Fielitz, VP and Managing Director of Europe, Middle East and Africa	227	-	225	70	522

(1)
All Covered Executives are employed on a full time (100%) basis. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average exchange rate for the year ended December 31, 2014 (for Israeli shekels the exchange rate was 3.57 for the year ended December 31, 2014).

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of the Company's Compensation Committee and the Board of Directors.

(4)	Represents commission payments made with respect to sales achievements, targets and other milestones.

(5)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2014, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 16 to our consolidated financial statements for the year ended December 31, 2014.

(6)	Mr. Erik Dowell was appointed President, Aesthetics Division North America, as of February 2015.

Employment Agreements

           We have entered into employment or consultant agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws. For information on exemption and indemnification letters granted to our officers and directors, please see Item 10.B. “Memorandum and Articles Association – Exculpation, Indemnification and Insurance of Directors and Officers”.

Director Compensation

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2014 was approximately $1.7 million in total, which amount includes payment to our chairman of the board but does not include expenses we incurred for other payments, including expenses incurred to attend board or committee meetings reimbursed to directors, and other benefits commonly reimbursed or paid by companies in our industry.

Our directors (other than Chairman of the Board) receive the following compensation for their services: (i) annual fee of $45,000; (ii) a Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) a grant of either 63,000 options or 21,000 RSUs or a combination thereof  (at the director's option) for three years' service, effective on January 1, 2014 and vesting in equal quarterly installments. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options is $8.72 (the closing price of our ordinary shares on July 18, 2013, the date of shareholders’ approval), and the options have a term of 10 years. Options and RSUs granted to new directors will be on substantially the same terms, except that the options will have a grant date which is the date such grant are approved by the Company's Board of Directors and the exercise price will be equal to the fair value as determined by the Board of Directors at the time of the grant. Directors are also entitled to reimbursement of out of pocket expenses.

For information about the compensation paid to our Active Chairman, please see " – Specific Compensation Arrangements with Company Directors and Officers".

Option Grants

As of March 1, 2015, our directors and officers (sixteen persons) had outstanding options to purchase 1,075,349 ordinary shares (of which 1,037,849 options were in-the-money and 37,500 were out of the money) with exercise prices ranging from $0.00 to $14.10. Of these options, 136,505 will expire in the year 2015, 395,467 will expire in the year 2019, and 354,336 will expire in 2020.

For a description of the plans pursuant to which such options were granted, please see Item 6.E. “Directors, Senior Management and Employees – Share Ownership”.

Specific Compensation Arrangements with Company Directors and Officers

David Schlachet

Mr. Schlachet received the following compensation for his service as Chairman of the Board (which ended on February 18, 2014: (i) a monthly fee of $10,000; (ii) a grant of 63,000 options or 21,000 RSUs (at Mr. Schlachet's option) for three years' service, which vest in equal quarterly installments. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options was $8.72 (the closing price of the Ordinary Shares on July 18, 2013, the date of shareholder approval), and the options have a term of 10 years; and (iii) reimbursement of out of pocket expenses.

Shimon Eckhouse

Dr. Eckhouse received the following compensation for his service as CEO, which ended on February 18, 2014:

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

In addition, as CEO Dr. Eckhouse was eligible to participate in any benefits available to the executive officers of the Company, including but not limited to pension and disability insurance, education fund, car allowance or use of a Company car and other benefits or programs of the Company now existing or that may be later adopted. Dr. Eckhouse was authorized to provide such chief executive officer services either directly or through a management company controlled by Dr. Eckhouse; in either case, the cost to the Company of the compensation provided to Dr. Eckhouse was the same. The Company continued the payments (not including equity-based payment) to Dr. Eckhouse after his conclusion of his services as CEO and the resumption of his role as Active Chairman of the Board due to the importance to the Company of Dr. Eckhouse's continued active engagement in the business of the Company.

Compensation Policy

Pursuant to the Companies Law, the employment terms of Company officers and directors must be determined in accordance with a directors and officers compensation policy (the "Compensation Policy").  Such Compensation Policy must be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee, and (ii) shareholders by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights, except in limited circumstances set forth in the Companies Law. Following the approval of the Compensation Committee and Board, our Compensation Policy received the required approval by our shareholders on July 18, 2013. The Company's Compensation Policy includes both long term and short term compensation elements. It is intended to further the Company's efforts at attracting, motivating and retaining highly experienced and dedicated personnel to lead our success and to enhance shareholder and stakeholder value, while supporting a performance culture that is based on merit, differentiating and rewarding excellent performance in the long term, and recognizing our values.

C.           BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors, six of whom are independent under Nasdaq rules. Our audit committee consists of four directors, all of whom are independent under such rules. In addition, Israeli law requires that we have at least two external directors, as described in greater detail below.

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

Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held on May 15, 2012, Mr. Schlachet and Mr. Arena, who comprise our first class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2012. After retiring from the Board for personal reasons in May 2013, Mr. Arena was reappointed to the Board on February 18, 2014 and rejoined the first class of directors. At our annual general meeting held on July 18, 2013, Ms. Krindel, who comprised our second class of directors, was elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2013. On February 18, 2014, Mr. Stephen Fanning was appointed to the Board and joined the second class of directors, filling a vacancy in that class. At our annual general meeting held on July 15, 2014, Dr. Eckhouse, who comprises our third class of directors, was elected to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2014.

The external directors are not assigned a class. At our annual general meeting held on July 18, 2013, our external directors, Dr. Michael Anghel and Mr. Dan Suesskind, were reelected for a three-year term, effective as of November 7, 2013.

The general meeting of our shareholders may dismiss a director during his or her term of office only by a vote of at least 75% of the ordinary shares present and entitled to vote (except for external directors, who may be dismissed only in the manner prescribed in the Israeli Companies Law, 5759-1999). We have employment and consultancy agreements with our principal executive officers. These agreements are in accordance with our Compensation Policy and contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry. In addition, these agreements provide for up to nine months of liquidation fees in certain events of termination of employment. Agreements with our directors (serving in that capacity) do not provide for benefits upon termination of service.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal.

External Directors

Under the Israeli Companies Law and Regulations promulgated thereunder, an Israeli company which is listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. Our external directors are Dr. Anghel and Mr. Suesskind. A person may be appointed as an external director only if he or she has “professional qualifications” or possess “financial and accounting expertise” (providing that at least one of our external directors has “financial and accounting expertise”). If another director: (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended; (ii) meets the requirements of an independent director under the Nasdaq rules; and (iii) has “financial and accounting expertise”, then neither of our external directors are required to have “financial and accounting expertise” provided that each has “professional qualifications”. Each external director is appointed to a three year term and may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A director has “professional expertise” if he or she satisfies one of the following conditions:

•	holds an academic degree in economics, business administration, accounting, law or public administration;

•	holds another academic degree or has other form of higher education in the main business of the company or in a relevant area for the board position; or

•
has at least five years’ experience in one or more of the following capacities (or a combined five years’ experience in at least two or more of these): (a) senior management position in a corporation of significant volume of business; (b) senior public office or position in the company's primary field of business; or (c) senior position in public administration or service.

A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high-level abilities and understanding of business-accounting issues and financial reports, which allow him or her to deeply understand the financial reports of the company and to initiate a discussion relating to the presentation of financial information. In determining whether a director has “accounting and financial expertise”, the company’s board of directors will take into consideration, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic of the segment in which the company operates and to companies of the size and complexity of the company;

•	the functions of the independent auditor and the obligations imposed on such auditor; and

•	preparation of financial reports and their approval in accordance with the Companies Law and the securities laws.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relative, partner, employer, someone to whom he or she is subordinate, whether directly or indirectly, or an entity under the person’s control, has or had any affiliation with any of: (i) the Company, (ii) any entity controlling the Company, (iii) a relative of the controlling shareholder on the date of the appointment, or (iv) any entity controlled, by the Company or by our controlling shareholder as of the date of the appointment or within the preceding two years. If there is no controlling shareholder or no shareholder holding 25% or more of voting rights in the Company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was our chairman of the board of directors, our chief executive officer, any of our shareholders holding 5% or more of the company’s shares or voting rights, or our chief financial officer.

Under the Companies Law, “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

A “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and a spouse's descendant, sibling and parent and the spouse of each of the foregoing.

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. "Directors and Senior Management” is an office holder.

In addition, a person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with a party with which an affiliation is prohibited under the Companies Law as discussed above, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who receives compensation in excess of the compensation to which such director is entitled by the Companies Law for his/her directorship in the company (excluding exemption, indemnification, exculpation and insurance permitted under the Companies Law) will be disqualified from serving as an external director.

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

Until the lapse of two years from the termination of office, none of the companies in which such external director served, its controlling shareholder or any entity under control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his or her child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (ii) the employment of such former director and (iii) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•
the total number of shares of such shareholders who have voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company (Initial External Director Majority).

The Companies Law provides for an initial three-year term for an external director, which may be extended, subject to certain conditions described below, for two additional three-year terms. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company. Other than the initial three-year term, an external director may only be appointed to each additional three-year term if one of the following conditions is met: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority (as provided in the Companies Law); (ii) the external director proposed his or her own nomination, and such nomination was approved by a disinterested majority as described above; or (iii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by an Initial External Director Majority.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required to call a shareholders' meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the nominating and governance committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee consisting of at least three directors and including all of the external directors. In addition, under the listing requirements of the Nasdaq Global Select Market, we are also required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq listing requirements. Nasdaq rules also require that at least one member of the audit committee be a financial expert.

Pursuant to the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be independent directors (as defined below), and the audit committee chairman must be an external director. Please also see Item 10.B. "Additional Information – Memorandum and Articles of Association – Election of Directors".

In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his or her relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any person disqualified from serving as a member of the audit committee may not be present at audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

An “Independent Director” is defined as an external director or a director who meets the following conditions: (i) he or she satisfies certain of the conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met, and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service. An independent director may serve more than nine consecutive years, for periods of up to three years at a time, if the audit committee and board of directors find that, given the expertise and special contributions of the independent director to the work of the audit committee and board, continued service is in the best interest of the company.

Our audit committee, acting pursuant to a written charter, is currently comprised of Dr. Anghel, Chairman, who has been designated as the audit committee financial expert, Ms. Krindel, Mr. Schlachet, and Mr. Suesskind. All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required (i) to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, (ii) to review and approve related party transactions, (iii) to determine whether certain related party transactions are “material” or “extraordinary” to ensure requisite approval procedures are followed, (iv) to determine whether to carry out competitive procedures or other procedures before any engagement in transactions with controlling shareholders or in which a controlling shareholder has a personal interest, (v) to determine the approval procedures for transactions involving a controlling shareholder that are non-negligible (i.e., transactions that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), and the types of such transactions that will be subject to the approval of the audit committee, (vi) to assess the scope of the work and the compensation of the company’s external auditor, (vii) to assess the company’s internal audit system and the performance of its internal auditor, and (viii) to determine procedures for handling employees' complaints regarding irregularities in the management of the Company's business and providing these employees with appropriate whistleblower protection.

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

Our compensation committee, acting pursuant to a written charter, is currently comprised of Dr. Anghel, Chairman, Ms. Krindel and Mr. Suesskind. In addition to the Companies Law requirements described in Item 10.B. "Memorandum and Articles of Association – Approval of Related Party Transactions under Israeli Law – Office Holders"), the composition and functions of the compensation committee meet the requirements of applicable Nasdaq rules, with which we comply voluntarily. All of the compensation committee members have been determined to be independent as defined by applicable Nasdaq rules. In addition, our compensation committee makes recommendations to the board of directors regarding the issuance of employee share incentives under our share option and benefit plans and the provision of incentive compensation for our other employees.

Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Dr. Anghel and Ms. Krindel. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting, and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the nominating committee members have been determined to be independent as defined by applicable Nasdaq rules.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2012	2013	2014

Research and development	128	101	95
Selling and marketing	175	200	238
Management, administration and operations	348	320	326
Total	651	621	659

Israel	185	153	154
North America	289	270	293
Asia-Pacific	97	96	106
Europe	80	102	106
Total	651	621	659

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2014, our liability for severance pay totaled $0.5 million (all of which is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

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

E.           SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2015 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2015, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 36,765,795 ordinary shares outstanding on March 1, 2015 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,839,911	7.69%
Yaffa Krindel	*	*
Dan Suesskind	*	*
Dr. Michael Anghel	*	*
David Schlachet	*	*
Hugo Goldman	*	*
Amit Meridor	*	*
Dominick Arena	*	*
Stephen Fanning	*	*
Shlomo Alkalay	*	*
Sarit Soccary	*	*
Erik Dowell	*	*
Robert Fielitz	*	*
Robert Ruck	*	*
Ilan Nacasch	*	*
William Griffing	*	*
All directors and executive officers as a group (16 persons)	3,711,624	10.10%

* equals less than 1%

(1)
This figure includes (i) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (ii) an option to acquire 150,000 ordinary shares at an exercise price of $10.72 per share (received in exchange for services), (iii) 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse, and (iv) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan).

Syneron Option Plans

Separate option plans for Israel (2004 Israel Plan) and for the United States, Canada and the rest of the world (2004 Rest of World Plan) (combined, 2004 Plans) expired in July 2014. As a result, no further option awards will be made under the 2004 Plans and currently outstanding options that will expire under the 2004 Plans will no longer be available for grant in the future.

Following recommendation by the Company’s Compensation Committee and Board, shareholders on July 15, 2014 approved a new plan for Israel and abroad (2014 Israel Plan) and a new plan for the U.S., Canada and abroad (2014 Rest of World Plan) (combined, the 2014 Plans). The 2014 Plans, which have similar provisions and draw from the same pool of 2,000,000 shares in order to make equity incentive awards, are designed to assist the Company in attracting and retaining directors, officers and employees, as well as to provide incentives to other key service providers (Eligible Persons) of outstanding ability and to promote the alignment of their interests with those of the stockholders of the Company. Competition in our industry for such individuals is intense both in the U.S. and globally and, accordingly, compensation packages typically include stock option awards in addition to salary and other benefits.  The Company believes that the 2014 Plans will facilitate the Company’s process of recruiting and retaining Eligible Persons of outstanding ability.

The 2004 Israel Plan and the 2014 Israel Plan allow for beneficial tax treatment under Section 102 of the Israeli Income Tax Ordinance for options issued through a trustee. Based on Israeli law currently in effect and elections made by us, and provided that options granted under the plan or, upon their exercise, the underlying shares, are held by the trustee for at least two years following the end of the calendar year in which the options are granted, Israeli employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for Israeli tax purposes. Israeli tax law allows us to choose from among three alternative sets of tax treatment for the 2004 Israel Plan, the 2014 Israel Plan, or future plans. In approving the 2004 Israel Plan and the 2014 Israel Plan, the board of directors selected the capital gains tax treatment described above. The 2004 Rest of the World Plan and the 2014 Rest of the World Plan were adopted to provide favorable tax treatment for our non-Israeli directors, officers, employees and consultants.

Options granted under the 2004 Plans and 2014 Plans generally vest over a period of one to four years of employment and have terms that do not exceed 10 years. Any options that are cancelled or forfeited before expiration generally become available for future grants. In addition, the Company may from time to time grant Restricted Stock Units (RSUs). RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited generally become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans and 2014 Plans, but no such other equity incentives were outstanding as of December 31, 2014.

The 2004 Plans contained evergreen provisions. The evergreen provision call for an annual increase of shares reserved for issuance by the lesser of 2,000,000 options or 3% of the share capital, provided however that the board of directors may, at its sole discretion, decrease in any given year the yearly incremental increase of options to whatever number it deems appropriate. The 2014 Plans contain no evergreen provision.

The Company’s Compensation Committee administers the 2014 Plans and has authority, in its discretion, to grant awards to Eligible Persons and to establish the terms (which terms need not be identical) of all such awards, including without limitation the exercise price of options, the number of shares covered by such awards, any exceptions to non-transferability, any performance goals applicable to such awards, any provisions relating to vesting, the periods during which options may be exercised and restrictions on any restricted stock awards. In making these determinations, the Compensation Committee may take into account the nature of the services rendered or to be rendered by award recipients, their present and potential contributions to the success of the Company, and such other factors as the Compensation Committee in its discretion deems relevant.

As of December 31, 2014, we had 3,940,596 options, stock appreciation rights, and Restricted Stock Units outstanding under the 2004 Plans and the 2014 Plans, and options to purchase 1,840,000 ordinary shares were available for grant under the 2014 Plans.

Candela Option Plans

Upon consummation of the merger agreement with Candela Corporation in January 2010, we assumed Candela's Third Amended and Restated 1998 Candela Corporation Stock Option Plan (1998 Plan), Candela's 2008 Candela Corporation Stock Plan (2008 Plan, and together with the 1998 Plan, the Candela Plans) and each of the following options to purchase Candela's common stock, stock appreciation rights or similar rights granted on Candela's common stock that were outstanding at such time, whether vested or unvested (Candela Awards):

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

 All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of December 31, 2014, there were 437,136 outstanding options and stock appreciation rights (SARs) granted under the Candela Plans.

1998 Candela Option Plan

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

       Under the 1998 Plan, there were 345,314 outstanding options/SARs at December 31, 2014, with a weighted-average exercise price of $25.85 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there are no additional options/SARs available for grant under this plan.

2008 Candela Option Plan

Under the 2008 Plan, incentive stock options vesting over one or two years were granted to employees of Candela, and non-qualified options, SARs, restricted stock and RSUs were granted to employees, officers, directors and consultants of Candela. Each option or SAR granted under the 2008 Plan expires on the date specified at the time of grant but not later than (i) 10 years from the date of grant in the case of options and SARs generally, and (ii) five years from the date of grant in the case of certain incentive stock options.

Pursuant to the 2008 Plan, our board of directors may take any action as may be necessary to ensure that Stock Rights granted under the 2008 Plan qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Any Stock Right granted under the 2008 Plan which is intended to qualify as "performance-based compensation" may be conditioned on the attainment of certain performance goals.

Under the 2008 Plan, there were 91,822 outstanding options/SARs at December 31, 2014, with a weighted-average exercise price of $2.69 per share. The 2008 Plan expires on October 27, 2018, except as to options and SARs outstanding on that date. We currently grant options only under the 2014 Plans.

2011 Light Instruments Option Plan

Pursuant to the 2011 Share Option Plan, employees, officers, directors, and consultants of Light Instruments Ltd. may receive awards of stock options. The terms of the options granted under the plan, including the exercise price and vesting provisions, are determined by the administrator of the plan. All options shall expire 10 years from the date of grant. In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election. Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election. As of December 31, 2014, there were 13,554 options granted under the plan and 397,153 shares available or reserved for future issuance under the plan.

Share Repurchase Program

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of Syneron’s ordinary shares. The timing of the repurchase of our shares under this program is limited to available trading windows subject to our quarterly blackout periods. As of March 16, 2015, we had repurchased 376,642 of our ordinary shares for a total amount of $4,402,300, as follows: 48,284 shares during December 2014, at an average price paid per share of $10.04; 300 shares during February 2015, at an average price paid per share of $11.99; and 328,058 shares until March 16, 2015, at an average price paid per share of $11.93. For additional information, see Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2015, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 1, 2015, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 36,760,795 ordinary shares outstanding as of March 1, 2015 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares
Richard Mashaal / RIMA Senvest Management LLC (1)	3,688,151	10.03%
Visium Asset Management, LP (2)	3,410,000	9.28%
Dr. Shimon Eckhouse (3)	2,839,911	7.69%
JPMorgan Chase & Co. (4)	2,076,653	5.65%
Conan Laughlin / North Tide Capital Master LP (5)	3,000,000	8.16%
Brandes Investment Partners, L.P. (6)	2,338,530	6.36%

(1)
The information contained in the table above is solely based upon Amendment No. 3 to Schedule 13G filed with the SEC on February 17, 2015 by Rima Senvest Management, LLC and Richard Mashaal. These shares are held in the accounts of Senvest Master Fund, L.P. and Senvest Israel Partners, L.P. (the RIMA Funds) and Senvest International L.L.C. (collectively with the RIMA Funds, the Investment Vehicles). RIMA Senvest Management, LLC serves as investment manager and general partner of each of the RIMA Funds. Richard Mashaal is the managing member of RIMA Senvest Management, LLC and is president of, exercising investment and voting powers over, Senvest International L.L.C.  Mr. Mashaal may be deemed to have voting and dispositive powers over the shares held by the Investment Vehicles. RIMA Senvest Management, LLC may be deemed to beneficially own the shares held by the RIMA Funds by virtue of RIMA Senvest Management, LLC's position as investment manager and general partner of each of the RIMA Funds. Mr. Mashaal may be deemed to beneficially own the shares held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of RIMA Senvest Management, LLC and his investment and voting powers over Senvest International L.L.C.

(2)
The information contained in the table above is solely based upon Amendment No. 3 to Schedule 13G filed with the SEC on February 12, 2015 by Visium Balanced Master Fund, Ltd. (VBMF), Visium Asset Management, LP (VAM), JG Asset, LLC (JG Asset), and Jacob Gottlieb. VBMF owns the shares. By virtue of its position as investment manager to pooled investment funds, VAM may be deemed to beneficially own the shares beneficially owned by pooled investment vehicles. By virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the shares beneficially owned by VAM. By virtue of his position as the Managing Member of JG Asset, Mr. Gottlieb may be deemed to beneficially own the shares beneficially owned by JG Asset.

(3)
The information contained in the table above is based upon the Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. (European), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse, and other information available to the Company. Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European. In addition, Dr. Shimon Eckhouse holds (i) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan) (ii) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), and (iii) options exercisable within 60 days of the date of this filing to acquire 150,000 ordinary shares at an exercise price of $10.72 per share (received in exchange for services). As such, Dr. Shimon Eckhouse is the beneficial owner of a total of 2,839,911 ordinary shares.

(4)
The information contained in the table above is solely based upon Amendment No. 3 to Schedule 13G filed with the SEC on January 21, 2015 by JPMorgan Chase & Co. on behalf of JPMorgan Chase & Co. and its wholly-owned subsidiaries J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (Canada) Inc.

(5)
The information contained in the table above is solely based on Amendment No. 2 to Schedule 13G filed with the SEC on February 13, 2015 by North Tide Capital Master, LP (the Master Fund), North Tide Capital, LLC (North Tide), and Conan Laughlin. Shares of the Company reported for North Tide represent shares which are beneficially owned by the Master Fund, and shares which are beneficially owned by a managed account client (the Account). North Tide serves as investment manager to both the Master Fund and the Account. Shares of the Company reported for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide.

(6)
The information contained in the table above is solely based on Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 2015 by Brandes Investment Partners, L.P. and the following control persons of the investment adviser: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., and Charles H. Brandes.

To our knowledge, and based on public filings unless otherwise indicated, the only significant changes in the percentage ownership held by our major shareholders during the past three years is as follows:

•	Richard Mashaal (RIMA SENVEST) from 5.69% to 10.03%.

•	Visium Asset Management, LP from 5.29% to 9.28%.

•	Dr. Shimon Eckhouse from 7.78% to 7.69% (based on public filings and other information available to the Company).

•	JPMorgan Chase & Co. from 5.5% to 5.65%.

•	Conan Laughlin (NorthTide) from 6.1% (in 2013) to 8.16%.

•	Brandes Investment Partners, L.P. from 6.13% to 6.36%.

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 1, 2015, we had 232 shareholders of record who were registered with addresses in the U.S. (assuming for these purposes that all DTC members who held Company shares were U.S. residents). These holders in the U.S. were, as of such date, the holders of record of approximately 93% of our outstanding ordinary shares (excluding treasury shares).

B.	Related Party Transactions

Payments to Certain Directors

For his service as interim Chief Financial Officer of the Company for four months during 2012, the following compensation was provided to Mr. Schlachet: (i) a monthly consulting fee of NIS 113,930.06 ($30,519.70), totaling NIS 455,720.24 ($122,078.79) for the entire term of his interim service (U.S. dollar amounts based on the NIS-U.S. dollar representative rate of exchange as of December 31, 2012, as published by the Bank of Israel); and (ii) reimbursement for ordinary, necessary and reasonable out of pocket expenses incurred in performing his duties as Chairman in accordance with the policies adopted by the Company.

For their service as members of the Board of Directors of Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty) since its formation in November 2010, each of Mr. Schlachet and Mr. Anghel were granted an option to purchase such number of ordinary shares as equals 0.25% of Syneron Beauty's outstanding share capital on July 18, 2013 (the "July 18 Syneron Beauty Option"), vesting in three equal installments on each of December 31, 2013, December 31, 2014 and December 31, 2015 and with an exercise price equal to the fair value of the shares underlying the July 18 Syneron Beauty Option as determined by the Company's Board of Directors. As provided in the 2011 Syneron Beauty Option Plan, holders of Syneron Beauty options were entitled to elect to receive, upon exercise of their options, shares of the Company rather than shares of Syneron Beauty, at a conversion ratio based on the relative fair values of shares of Syneron and Syneron Beauty at the time of exercise, subject to certain conditions, including that Syneron holds, directly or indirectly, 100% of the outstanding share capital of Syneron Beauty at the time of exercise. Upon the December 9, 2013 closing of the joint venture agreement with Unilever Ventures, Mr. Schlachet and Mr. Anghel each received 2,435 shares of Syneron as a result of an election by each of them to exercise 250 vested Syneron Beauty options, including accelerated vesting upon closing, and, in accordance with the Syneron Beauty 2011 Share Option Plan, to convert them into shares of Syneron. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

Agreements with Directors and Officers

           Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, including our directors, undertaking to exculpate, indemnify and insure them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See Item 10.B. “Additional Information – Memorandum and Articles of Association – Exculpation, Indemnification and Insurance of Directors and Officers”.

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight) and European High-Tech Capital S.A. (European). Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved.  Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated.  According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 1, 2015, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

Rakuto Bio Technologies Ltd.

Our Chairman Shimon Eckhouse previously owned 9.85% of the issued and outstanding shares of Rakuto Bio Technologies Ltd. (RBT) and, until February 29, 2012, served as chairman of the board of directors of RBT. Together with other RBT shareholders, Shimon Eckhouse sold his holdings in RBT to us on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5 million, (ii) an additional $5 million paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders,  and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. In addition, our director David Schlachet has served as chairman of the board of directors of RBT since February 2012. For more information on the relationship between the Company and RBT, see Item 4.A. "Information on the Company – History and Development of the Company – Our History".

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2014 are included in this Annual Report on Form 20-F under Item 18 “Financial Statements”.

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

An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the “Triniti E-Max-Laser/facial laser treatment” and sought $2 million in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430,000, of which $154,000 was paid in full by Syneron’s insurer, and certain medical provider co-defendants paid the remainder.

On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. Following a second evidentiary hearing and the filing of closing arguments by the plaintiff and Company in June and October 2014, respectively, the court has yet to reach a verdict.

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

In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. Affidavits were filed by the plaintiff and the Company in July and March 2014, respectively.  An evidentiary hearing has yet to be scheduled.

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

On December 31, 2013, Syneron Medical Ltd. and its subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the “Respondents”). The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device. The Petitioner claims that she suffered monetary damages as a result of relying on misleading representations by Respondents. In addition, the Petitioner claims injury to bodily autonomy and integrity. The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of NIS 27.5 million. The Company intends to vigorously defend itself in this matter. An evidentiary hearing was held in February 2015 and a second evidentiary hearing is scheduled for June 2015.

On May 22, 2014, Syneron brought an action for patent infringement in U.S. Federal Court in Texas against Viora Medical, alleging that Viora’s Reaction system infringes Syneron’s U.S. Patent No. 6,662,054.  The case is in the process of discovery and is scheduled for trial in November 2015.

From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $0.6 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company is unable to determine the likelihood of loss or range of loss for each matter described above. During the year ended December 31, 2014 the Company settled various legal claims and paid an amount of approximately $0.4 million.

For other legal proceedings see also Note 15 to our consolidated financial statements. Please also see Item 3.D. “Key Information – Risk Factors – Existing and future third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could impact our future business and financial performance”.

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

Nasdaq Global Select Market

	Price per Share (US$)
	High	Low
Yearly highs and lows
2010	12.02	7.60
2011	14.92	8.91
2012	11.77	7.21
2013	12.75	8.04
2014	13.32	8.32

Quarterly highs and lows
2013
First quarter	10.88	8.52
Second quarter	10.35	8.15
Third quarter	10.00	8.04
Fourth quarter	12.75	8.48
2014
First quarter	13.32	10.86
Second quarter	12.88	9.99
Third quarter	11.18	9.16
Fourth quarter	10.89	8.32
2015
First quarter (through March 1, 2015)	11.90	8.93

Monthly highs and lows
September 2014	11.18	9.93
October 2014	10.01	8.32
November 2014	10.48	9.32
December 2014	10.89	9.25
January 2015	11.30	8.93
February 2015	11.32	10.0

On March 17, 2015, the closing price of our ordinary shares as quoted on Nasdaq Global Select Market was $11.81.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, one fourth of the directors in office or one or more shareholders having at least 5% of outstanding share capital and at least 1% of the voting power in the Company, or one or more shareholders having at least 5% of the voting power in the Company. The chairman of the board of directors presides at each of our general meetings.

Most shareholders’ resolutions, including resolutions to:

•	amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors),

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation,

•	authorize a new class of shares, elect directors, other than external directors,

•	appoint auditors, or

•	approve transactions with certain office holders

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

The Companies Law and regulations determine that shareholders’ meetings require prior notice of at least 35 days. In the event that the issue to be resolved is subject to the Israeli proxy rules, prior notice of no less than 35 days should be provided to the company’s shareholders. In some cases, prior notice of not less than 14 days may be provided to the company’s shareholders.

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

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of shareholders following the meeting at which he or she was appointed. The Companies Law prohibits the Chief Executive Officer, his relative or any person subordinated (directly or indirectly) to the Chief Executive Officer, from serving as the chairman of the board of directors. However, the Companies Law further provides that the positions of Chief Executive Officer may be held by the chairman of the board of directors (and that the positions of chairman of the board of directors may be held by the Chief Executive Officer, or his relative) for a period not exceeding three years if such proposal is either approved by a majority of the company’s shareholders, including at least two thirds of the voting shareholders who are not controlling shareholders and do not have personal interest in the decision (shares held by abstaining shareholders are not considered), or the aggregate number of shares of non-controlling shareholders voting against the proposal does not exceed 2% of the total voting shareholders.

The Companies Law provides that Israeli public companies must have at least two external directors. For information regarding qualifications for nomination of external directors, election thereof, renewal for additional three-year terms, and removal from office, see Item 6.C. "Directors, Senior Management and Employees – Board Practices – External Directors".

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise. Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one, and that Dr. Michael Anghel satisfies this requirement.

The Companies law provides that a publicly traded company will be able to determine the number of independent directors that will serve on the company's board of directors. However, pursuant to Nasdaq rules, which are different than the independence standard of the Companies Law, a majority of our board members are independent.

For discussion about compensation of external directors, see Item 6.C. "Directors, Senior Management and Employees – Board Practices – Employees".

See Item 6.C. “Directors, Senior Management and Employees – Board Practices" regarding our staggered board.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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

Tender Offer. The Companies Law requires a purchaser to conduct a special tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a full tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the full tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, and more than half of the shareholders who do not have personal interest in the offer accept the offer, the ownership of the remaining shares will be transferred to the purchaser by operation of law. Notwithstanding the aforementioned, a tender offer will be accepted if the shareholders who do not accept hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares. If the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors, compensation committee or audit committee may not attend that meeting or vote on that matter. However, if the chairman of the board of directors or the chairman of the compensation committee or audit committee determines that the presence of an office holder with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the board of directors, compensation committee or audit committee also has a personal interest in the matter. If a majority of the board of directors, compensation committee or audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

Approval of the audit committee, or the compensation committee, board of directors and shareholders, in that order, is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•
the terms of an engagement by the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder) regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of office, and if he is also an employee of the company, regarding his or her employment in the company.

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

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote, and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company, or any other power towards the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of fairness except to state that the remedies generally available for breach of contract would also apply in the event of a breach of the duty to act with fairness toward the company.

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

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our Amended Articles for liabilities not covered by insurance and that pertain to certain enumerated types of events, subject to an aggregate sum equal to 50.0% of the company's shareholders equity outstanding at the time a claim for indemnification is made. The Companies Law also requires that such indemnification arrangements be approved by the compensation committee.

C.	MATERIAL CONTRACTS

For a short description of the material terms of our agreements with our manufacturers, please see Item 4.B. “Information on the Company – Business Overview – Manufacturing”.

In February 2011, we closed an investment of $0.31 million in RBT and received approximately 2% of RBT's share capital. Additionally, we also provided RBT, a loan in the aggregate amount of $0.31 million bearing interest at a rate of 4% per annum. In September 2011, we entered into an agreement with certain shareholders of RBT for the purchase of approximately 8% of RBT’s share capital in consideration of approximately $0.76 million. On May 30, 2012, we entered into an agreement with RBT’s shareholders pursuant to which we acquired all the outstanding shares of RBT in consideration of: (i) an initial purchase price of $5 million, (ii) additional $5 million paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15.24 million, (iv) the repayment of loans in the amount of approximately $0.235 million by RBT to certain of its shareholders, and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. As of December 31, 2013, we held 100% of RBT’s issued and outstanding share capital. For more information on the relationship between the Company and RBT, see Item 4.A. "Information on the Company – History and Development of the Company – Our History" and Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions".

On February 8, 2012, Syneron signed a definitive agreement to acquire Ultrashape Ltd., a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting. Under terms of the agreement, Syneron acquired 100% of the outstanding shares of Ultrashape Ltd. from Ultrashape Medical Ltd. for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the TASE, and it owns all rights and interests in the fat cell reduction and body sculpting business. The acquisition closed February 13, 2012. Ultrashape's products are approved and commercially available in the U.S., Europe, Canada, Latin America and Asia. In October 2014, the Company began a full commercial launch of Ultrashape in the U.S.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959 (Investments Law) provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy of the State of Israel the (Investment Center), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (e.g., the equipment to be purchased and utilized pursuant to the program).

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

The duration of the tax benefits described herein is limited to the earlier of seven or 10 years (depending on the geographic location of the Privileged Enterprise within Israel) from the "commencement year" or 12 years from the first day of the "year of election". The term "commencement year" is defined as the later of the first tax year in which a company had derived income liable for tax purposes from the Privileged Enterprise, or the "year of election", which is the year in which a company requested to apply the tax benefits of the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined based on the geographic location of the Privileged Enterprise within Israel, according to one of the following criteria, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to 10 years, depending on the geographic location of the Privileged Enterprise within Israel, and corporate tax rate which range between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to 10 years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged Enterprise. The company is required to withhold tax on such dividend at a rate of 15% or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income of the Privileged Enterprise (Ireland Track). The benefit period is for 10 years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% or 20% as of January 1, 2014 if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan implemented after January 1, 2014 for Israeli residents and at a rate of 4% for foreign residents.

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

An amendment to the Investments Law, which was enacted on November 5, 2012 (the Trapped Profits Law), offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company is willing to release, the lower would be the applicable corporate income tax rate for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. On October 27, 2013, Syneron agreed to pay approximately $4 million to the Israeli Tax Authority to free up "trapped profits" in accordance with the Trapped Profits Law. This payment gives the Company flexibility to use profits derived from its “Approved Enterprise” or “Privileged Enterprise” programs to undertake future business transactions, such as dividends, share buyback, or mergers and acquisitions, up to a limit of approximately $63.7 million, without incurring any additional Israeli taxes.

Currently we have four approved programs under the Investments Law, which entitle us to tax benefits. The first program under the Investments Law was prior to the 2005 Amendment (Approved Enterprise), while all other programs are under the 2005 Amendment (Privileged Enterprise). The above mentioned approved programs are subject to the Alternative Track provisions, which allow a 10 year period of exemption of taxes for undistributed income.

A substantial portion of our taxable operating income is derived from our Approved Enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

The tax benefits attributable to our Privileged Enterprise are scheduled to expire in phases by 2021.

Preferred Enterprise – The New Amendment

On December 29, 2010, the Israeli Parliament approved an amendment to the Investments Law (the New Amendment). The New Amendment significantly revised the tax incentive regime in Israel, commencing as of January, 1 2011.

The New Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Privileged Enterprise” (Preferred Enterprise). Similarly to a "privileged company", a "preferred company" is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law with respect to “Privileged Enterprise” was cancelled.

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

          As of 2014, dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Taxation of the Company Shareholders

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller's country of residence provides otherwise. The Israeli Income Tax Ordinance of 1961 (new version) (the Ordinance) distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the shares will be taxed at the rate of 25%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) on the date of disposal or at any time during the preceding twelve month period, such gain will be taxed at the rate of 30%.

Corporate shareholders dealing in securities in Israel are taxed at the tax rate applicable to business income, which is 26.5% in 2014 and thereafter. Individual shareholders dealing in securities in Israel are taxed at a marginal tax rate of up to 50% in 2014 and thereafter, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2014.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25% or 26.5% for an individual or corporation, respectively.

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

Dividends

A distribution of dividends by our company from income attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise generally will be subject to withholding tax in Israel at the following rates: Israeli resident individuals – 15% or 20% if the income from which the dividend was distributed is attributed to a Privileged Enterprise/Preferred Enterprise and it was distributed after January 1, 2014; Israeli resident companies – 0% for a Preferred Enterprise or 15% for an Approved Enterprise/Privileged Enterprise or 20% if the income from which the dividend was distributed is attributed to a Preferred Enterprise and it was distributed after January 1, 2014; non-Israeli residents - 15% or 20% if the income from which the dividend was distributed is attributed to a Privileged Enterprise and it was distributed after January 1, 2014 (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty.

A distribution of dividends from income which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual generally will be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a controlling shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a controlling shareholder at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) at least 10% of the outstanding shares of the voting stock of the Israeli resident company, and not more than 25% of the gross income of the Israeli resident company for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individuals whose taxable income in Israel exceeds NIS 811,560 (in 2014) will be subject to a 2% excess tax. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to acquire the shares. Except as otherwise noted, this discussion applies only to U.S. Holders (as defined below) that hold our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances, including alternative minimum tax or net investment income tax consequences and tax consequences applicable to U.S. Holders (as defined below) subject to special rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (Code), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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

Distributions Paid on the Ordinary Shares

We do not expect to make distributions on the ordinary shares. However, subject to the discussion below under “Passive Foreign Investment Company Considerations,” if a U.S. Holder actually or constructively receives a distribution on our ordinary shares, such holder must include the distribution in gross income as ordinary dividend income on the date of the distribution, but only to the extent of current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares, and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends received by certain non-corporate U.S. Holders may be eligible for preferential tax rates, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. We generally should be considered a qualified foreign corporation if (i) we are not a passive foreign investment company (PFIC) for the taxable year in which the dividend is paid or the preceding taxable year, (ii) we are eligible for the benefits of the treaty between Israel and the United States (Treaty), or (iii) our ordinary shares are readily traded on an established securities market in the United States. U.S. Holders generally should meet the holding period requirements if they hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Holders should consult their own tax advisors regarding the application of these rules. If we are not a qualified foreign corporation or if the holding period and other requirements are not satisfied, any divided would be treated as ordinary taxable income.

Corporate taxpayers generally are not eligible for the preferential dividend tax rates that apply to dividends in the case of non-corporate holders. Additionally, our dividends generally will not qualify for a dividends-received deduction. Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty may be, subject to a number of complex limitations, claimed as a foreign tax credit against U.S. federal income tax liability or as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose generally, dividends on our ordinary shares will be foreign source income and generally should be “passive category income,” except with respect to certain corporate investors owning 10% or more of our ordinary shares for which such income may be “general category income.” The rules relating to U.S. foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. Holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules with regard to their particular circumstances.

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

Passive Foreign Investment Company Considerations (PFIC)

Special U.S. federal income tax rules apply to U.S. persons that own shares of a PFIC. We will be classified as a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income includes, for example, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. We determine the value of our assets in large part by reference to the market value of our ordinary shares at the end of each quarter. We believe this valuation approach is reasonable. However, if the IRS successfully challenged our valuation of our assets, or if the market price of our ordinary shares were to fluctuate, it could result in our classification as a PFIC. Because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, we cannot give any assurances that we will not be considered a PFIC for any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, regardless of whether we continue to meet the income or asset test. If we are classified as a PFIC, U.S. Holders could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such holder’s ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year. Moreover, U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

The rules applicable to owning shares of a PFIC are complex, and each shareholder should consult with its own tax advisor regarding the potential consequences of the PFIC rules to them.

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

Interest Rate Risk. We do not have any outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. As of December 31, 2014, we invested approximately 23% of our invested cash balances in bank deposits and the remainder in available-for-sale marketable securities primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

Our investment portfolio of cash equivalents, corporate securities, and governmental debt securities is subject to interest rate fluctuations. At December 31, 2014, we held $2.75 million of par value in auction-rate securities (ARS) for which the fair value was $0.01 million. The ARS we invest in are mainly high quality securities. At December 31, 2007, because of the short-term nature of our investment in these securities, they were classified as available-for-sale and included in short-term investments on our consolidated balance sheets. Subsequent to December 31, 2007, our securities failed at auction due to a decline in liquidity in the ARS and other capital markets. We will not be able to access our investments in ARS until future auctions are successful, ARS are called for redemption by the issuers, or until sold in a secondary market. As our investments in ARS currently lack short-term liquidity, we have reclassified these investments as non-current as of December 31, 2014. During the year ended December 31, 2014 we sold approximately $1.25 million par value of the ARS held by us for a total consideration of $1.25 million which reflects a gain of $0.00 million over the carrying amount.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective as of December 31, 2014.

(b)        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the 2013 framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2014.

 (c)        Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, has issued an attestation report on our internal controls over financial reporting, which is incorporated herein by reference.

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

In 2004, we adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. In February 2015, the Code of Business Conduct and Ethics was revised by our board of directors. The revised Code of Business Conduct and Ethics is posted on our website, www.syneron.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the years 2013 and 2014, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm:

	2013 (U.S. dollars in thousands)	2014 (U.S. dollars in thousands)

Audit Fees (1)	$822	$695
Tax Fees (2)	407	186
Audit Related Fees	78	61
Total	$1,307	$942

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

Pre-Approval Policy and Procedures

The audit committee has adopted an audit and non-audit services pre-approval policy relating to the approval of all audit and non-audit services that are to be performed by our independent auditor. Under this policy, in 2014, the audit committee pre-approved the provision by Ernst & Young of specified audit services, including the audit of the Company's consolidated financial statements for 2014, review of the Company's Annual Report on Form 20-F and quarterly reports on Form 6-K, audit of the Company's effectiveness of internal control over financial reporting, and statutory audit and tax returns for the consolidated group. The audit committee also pre-approved the provision by Ernst & Young of specified audit-related services, including consultation with Company management about accounting or disclosure treatment of transactions or events and auditor's confirmation of specific financial data. Furthermore, the audit committee also pre-approved the provision by Ernst & Young of specified tax related services, including international and domestic tax planning, advice and compliance and due diligence-related services. The audit committee may add or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

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

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of Syneron’s ordinary shares. Under the program, ordinary shares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate Syneron to acquire any specific number of shares and may be discontinued at any time. Syneron intends to fund any share repurchases with currently available working capital. As of the year ended December 31, 2014, Syneron had repurchased $48,584 in ordinary shares of the Company, as follows:

Period	(a) Total Number of Shares(or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
December 2014	48,284	10.04	-	19,515,229
Total	48,284	10.04	-	19,515,229

For information on repurchases since December 31, 2014, see Item 6.E. “Directors, Senior Management and Employees – Share Ownership – Share Repurchase Program.

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

Report of Independent Registered Public Accounting Firm	F-2- F-3
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Income	F-6 - F-7
Consolidated Statements of Changes in Shareholders’ Equity	F-8 - F-10
Consolidated Statements of Cash Flows	F-11 - F-13
Notes to Consolidated Financial Statements	F-14 - F-71

ITEM 19.	EXHIBITS

1.1	Articles of Association of Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2007, filed May 7, 2008).

2.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 filed July 14, 2004).

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

4.20
Joint Contribution Agreement, dated November 11, 2013, by and between Unilever Ventures and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the year-ended December 31, 2013 filed March 19 ,2014)**.

4.21
Agreement and Plan of Merger, dated February 19, 2014, by and among Syneron, Inc., Ctria Acquisition Corporation and New Stars Lasers, Inc. d.b.a CoolTouch, Inc. and David Hennings and Nina Davis as Shareholder Representatives (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the year-ended December 31, 2013 filed March 19 ,2014)**.

4.22	Compensation Policy approved by the shareholders of Syneron Medical Ltd. on July 18, 2013 (incorporated by reference to Appendix B to our Proxy Statement on a Form 6-K filed June 20, 2013).

4.23	2014 Israeli Stock Incentive Plan (incorporated by reference to Appendix B to our Proxy Statement on a Form 6-K filed June 17, 2014).

4.24	2014 U.S. Stock Incentive Plan (incorporated by reference to Appendix C to our Proxy Statement on a Form 6-K filed June 17, 2014).

8.1*	List of Subsidiaries of the Registrant.

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

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

*             Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company" or "Syneron") and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2015 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 24, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operation, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 of Syneron Medical Ltd. and subsidiaries and our report dated  March 24, 2015 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 24, 2015	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2014	2013	2012
Revenues:
Lasers and other products		$182,770	$187,848	$192,199
Product-related services		72,980	69,067	71,423

Total revenues	20	255,750	256,915	263,622

Cost of revenues:
Lasers and other products		81,533	89,653	91,045
Product-related services		38,238	37,185	36,137

Total cost of revenues		119,771	126,838	127,182

Gross profit		135,979	130,077	136,440

Operating expenses, net:
Research and development		24,619	29,996	29,936
Selling and marketing		80,741	82,445	77,795
General and administrative		28,368	28,378	34,188
Other expenses (income), net	17	4,468	(4,623)	2,289

Total operating expenses, net		138,196	136,196	144,208

Operating loss		(2,217)	(6,119)	(7,768)
Financial income (expenses), net	19	(688)	26	925

Loss before taxes on income (tax benefit)		(2,905)	(6,093)	(6,843)
Taxes on income (tax benefit)	18	2,295	(7,640)	(4,502)

Consolidated net income (loss)		(5,200)	1,547	(2,341)
Net loss attributable to non-controlling interests		-	100	998

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders		$(5,200)	$1,647	$(1,343)

Net income (loss) per share:
Basic and diluted net income (loss) per share attributable to Syneron Medical Ltd.’s shareholders	21	$(0.14)	$0.04	$(0.04)

Weighted average number of shares used in per share calculations (in thousands):
Basic		36,703	35,922	35,475
Diluted		36,703	36,204	35,475

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

		Year ended December 31,
	Note	2014	2013	2012

Net income (loss)		$(5,200)	$1,547	$(2,341)

Other comprehensive income (loss):
Foreign currency translation adjustments		(3,249)	(1,844)	(1,039)
Available-for-sale securities:
Changes in unrealized gains (losses)		(122)	32	46
Reclassification adjustments for (gains) losses included in net income (loss)		122	(117)	(2)

Net change		-	(85)	44

Cash flow hedges:
Unrealized gains (loss), net		(33)	179	138
Reclassification adjustments for gains included in net income (loss)		(82)	(347)	(61)

Net change		(115)	(168)	77

Other comprehensive loss		(3,364)	(2,097)	(918)

Comprehensive loss before non-controlling interest		(8,564)	(550)	(3,259)
Net Comprehensive loss attributable to non-controlling interest		-	100	998

Comprehensive loss attributable to Syneron shareholders		$(8,564)	$(450)	$(2,261)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$57,189	$37,583
Short-term bank deposits		6,414	16,453
Short-term marketable securities	3	30,055	28,933
Trade receivables, net of allowance of $5,970 and $6,497		55,899	54,229
Deferred tax assets		7,935	6,939
Other accounts receivable and prepaid expenses	5	7,233	7,323
Inventories	6	36,894	34,707

Total current assets		201,619	186,167

LONG-TERM ASSETS:

Long-term deposits and others		267	1,509
Long-term marketable securities	3	16,785	25,571
Deferred tax assets	18	13,525	17,927
Severance pay fund		514	565
Investments in affiliated company	7	20,130	24,720
Property and equipment, net	8	7,011	6,603
Intangible assets, net	9	21,698	21,439
Goodwill	10	25,285	20,976

Total long-term assets		105,215	119,310

Total assets		$306,834	$305,477

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$21,948	$17,679
Deferred revenues	12	14,054	13,001
Other accounts payable and accrued expenses	13	32,595	27,831

Total current liabilities		68,597	58,511

LONG-TERM LIABILITIES:
Deferred revenues	12	3,782	3,461
Warranty accruals		860	779
Contingent consideration	1b1, 1b7	4,983	7,896
Deferred tax liabilities	18	140	2,430
Accrued severance pay		507	611

Total long-term liabilities		10,272	15,177

Total liabilities		78,869	73,688

COMMITMENTS AND CONTINGENCIES	15

EQUITY:	16
Syneron Medical Ltd.'s shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 Ordinary shares; Issued – 38,048,102 and 37,882,160 shares; Outstanding – 36,748,244 and 36,630,586 shares at December 31, 2014 and 2013, respectively		90	89
Additional paid-in capital		193,148	187,924
Treasury shares at cost - 1,299,858 and 1,251,574 Ordinary shares at December 31, 2014 and 2013, respectively		(10,072)	(9,587)
Accumulated other comprehensive loss		(4,835)	(1,471)
Retained earnings		49,634	54,834

Total equity		227,965	231,789

Total liabilities and equity		$306,834	$305,477

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of January 1, 2012	$85	$187,023	$1,544	$(9,587)	$54,530	$1,097	$234,692

Issuance of shares upon exercise of stock-based awards	1	1,949	-	-	-	-	1,950
Equity-based compensation expenses	-	4,486	-	-	-	248	4,734
Changes in equity interest in subsidiaries (see also Note 1b5)	-	(15,988)	-	-	-	-	(15,988)
Other comprehensive loss	-	-	(918)	-	-	-	(918)
Net loss	-	-	-	-	(1,343)	(998)	(2,341)

Balance as of December 31, 2012	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2012	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

Issuance of shares upon exercise of stock-based awards	3	7,229	-	-	-	-	7,232
Equity-based compensation expenses	-	4,010	-	-	-	479	4,489
Changes in equity interest in subsidiaries (see also Note 1b3 and 1b5)	-	(785)	-	-	-	118	(667)
Other comprehensive loss	-	-	(2,097)	-	-	-	(2,097)
Sale of subsidiary						(844)	(844)
Net income (loss)	-	-	-	-	1,647	(100)	1,547

Balance as of December 31, 2013	$89	$187,924	$(1,471)	$(9,587)	$54,834	$-	$231,789

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury shares	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2013	$89	$187,924	$(1,471)	$(9,587)	$54,834	$-	$231,789

Issuance of shares upon exercise of stock-based awards	1	1,524	-	-	-	-	1,525
Equity-based compensation expenses	-	3,700	-	-	-	-	3,700
Repurchase of Ordinary shares	-	-	-	(485)	-	-	(485)
Other comprehensive loss	-	-	(3,364)	-	-	-	(3,364)
Net loss	-	-	-	-	(5,200)	-	(5,200)

Balance as of December 31, 2014	$90	$193,148	$(4,835)	$(10,072)	$49,634	$-	$227,965

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income (loss) before non-controlling interests	$(5,200)	$1,547	$(2,341)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,283	10,472	10,981
Share-based compensation	3,700	4,489	4,734
Changes in Fair value of investment in affiliated company	4,590	-	-
Impairment of investment in affiliated companies	-	1,000	200
Impairment of intangible assets and goodwill	2,890	323	3,820
Gain from loss of control (b)	-	(7,273)	-
Decrease (Increase) in accrued interest, amortization of premium and accretion of discount and gain from sale of marketable securities	757	1,074	(758)
Change in fair value of contingent consideration, net	(3,012)	1,146	(1,910)
Deferred income taxes, net	(976)	(3,386)	(12,064)
Increase in trade receivables, net	(2,817)	(9,366)	(6,697)
Decrease )Increase( in other accounts receivable and prepaid expenses	183	737	775
Increase in inventories	(3,503)	(10,860)	(7,072)
Increase (Decrease) in trade payables	3,994	2,236	(2,134)
Increase in deferred revenues	1,910	833	406
Increase (Decrease) in warranty accruals	675	(37)	676
Increase (Decrease) in other accounts payable and accrued expenses	4,543	(15,142)	140
Others, net	96	255	164

Net cash provided by (used in) operating activities	16,113	(21,952)	(11,080)

Cash flows from investing activities:

Proceeds from Investment in short-term deposits, net	11,099	4,081	3,268
Purchase of available-for-sale marketable securities	(30,945)	(58,745)	(33,281)
Proceeds from sale of available-for-sale marketable securities	6,844	6,844	7,740
Redemption of available-for-sale marketable securities	30,967	45,340	63,292
Investments in affiliated company	-	-	(1,000)
Purchase of property and equipment and intangible assets	(2,751)	(3,661)	(1,993)
Net cash paid in acquisition of subsidiaries (a)	(11,016)	-	(15,064)
Deconsolidation of subsidiary (b)	-	(320)	-
Others	(9)	(366)	(202)

Net cash provided by (used in) investing activities	4,189	(6,827)	22,760

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Acquisition of subsidiary shares held by non-controlling shareholders	-	$(5,156)	$(7,200)
Repurchase of treasury shares	(485)	-	-
Exercise of stock options and RSU's	1,525	7,232	1,950
Repayment of short-term bank credit, net	-	-	(1,082)

Net cash provided by (used in) financing activities	1,040	2,076	(6,332)

Translation adjustments on cash and cash equivalents	(1,736)	(2,073)	(1,308)

Increase (decrease) in cash and cash equivalents	19,606	(28,776)	4,040
Cash and cash equivalents at the beginning of the year	37,583	66,359	62,319

Cash and cash equivalents at the end of the year	$57,189	$37,583	$66,359

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes, net	$3,278	$5,515	$1,340

Supplemental disclosure of non-cash financing and investing activities:

Reclassification of inventory to property and equipment	$544	$1,049	$2,314

Investment in affiliated company	$-	$24,720	$-

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2014	2013	2012
(a)	Net cash paid in acquisition of subsidiaries:

	Consideration:
	Cash	$10,969	$-	$15,901

	Total consideration	$10,969	$-	$15,901

	Identifiable assets acquired and liabilities assumed:
	Cash acquired	$-	$-	$837
	Short term bank credit	(47)	-	-
	Current assets	1,944	-	1,491
	Non-current assets	34	-	769
	Intangible assets	7,180	-	9,867
	Goodwill	5,437	-	6,730
	Deferred tax liabilities	(1,916)	-	-
	Contingent Consideration	(100)	-	-
	Liabilities assumed	(1,563)	-	(3,793)

	Total identifiable assets acquired and liabilities assumed:	10,969	-	15,901

	Net cash paid in acquisitions	$11,016	$-	$15,064

(b)	Deconsolidation of subsidiary:

	Consideration:
	Investment in Iluminage Beauty at fair value	$-	$24,720	$-

	Total consideration	$-	$24,720	$-

	Subsidiary's assets and liabilities at the date of deconsolidation:
	Current assets	$-	$(17,150)	$-
	Non-current assets	-	(968)	-
	Intangible assets, net	-	(1,642)	-
	Goodwill	-	(4,678)	-
	Current Liabilities	-	5,889	-
	Non- Current Liabilities	-	578	-
	Non-controlling interests	-	844	-
	Gain from loss of control		(7,273)

		-	(24,400)	-

		$-	$(320)	$-

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

The Company generates revenues from sales of systems and from sales of services, extended warranty and consumables.

On December 9, 2013, the Company sold Syneron Beauty Ltd. and related home-use businesses (Tanda Health and Beauty Inc and Fluorinex Active Ltd.) (until that date, a fully owned subsidiary) to Iluminage Beauty Ltd. (Iluminage Beauty) in consideration of 49% of Iluminage Beauty shares (see note 1b3 for further details). As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, starting January 1, 2014 , the Company manages its business on a basis of one reportable segment (see note 20 for further details).

b.	Acquisitions/disposals during 2014, 2013 and 2012:

1.	New Star Lasers, Inc., which conducts business as CoolTouch, Inc. ("Cooltouch"):

On March 5, 2014 ("the Closing Date"), the Company acquired 100% Cooltouch, an aesthetic technology company based in California. The consideration to acquire Cooltouch was $10,969 in cash and additional contingent consideration of up to $4,000, based on certain milestones to be achieved by the end of 2015.

Cooltouch is a U.S. based developer and manufacturer of laser products for medical professionals. Cooltouch products focus on endovascular treatment of varicose veins and minimally-invasive laser assisted lipolysis. The results of operations of Cooltouch have been included in the Company’s consolidated financial statements as of the Closing Date. The primary rationale for this acquisition was to acquire a diversified product portfolio, including products with a consumable revenue component, broaden the company's customer base, and provide entry into significant new markets.

The acquisition has been accounted in accordance with ASC No. 805, “Business Combinations” ("ASC 805"). Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Cooltouch acquired in the acquisition, based on their fair values on the Closing Date.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The acquisition date fair value of the consideration transferred totaled to $ 11,069 which consisted of the following:

Fair value
Purchase price:
Cash	10,969
Contingent consideration (1)	100
$11,069

(1)
The contingent consideration arrangement requires the Company to pay to Cooltouch's former shareholders up to $ 2,000, for each of the periods in 2014 and 2015, subject to reaching certain net revenue milestones for the nine month period ended December 31, 2014 and the twelve month period ended December 31, 2015. The fair value of the contingent consideration arrangement on the acquisition date was $100. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 16% and based on various probabilities for Cooltouch to meet the net revenue milestones.On December 31, 2014, the net revenue milestone for the payment of the first $2,000 was not achieved and no payments to Cooltouch’s shareholders were due.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Assets (liabilities) acquired:
Cash	$279
Current assets	1,875
Property and equipment	34
Other	69
Core technology (1)	2,400
Customer relationship (2)	4,150
Trade name (3)	630

Total identifiable assets acquired	9,437

Current liabilities	(1,831)
Deferred tax liability, net	(1,916)
Other liabilities	(58)

Total liabilities assumed	(3,805)

Net identifiable assets assumed	5,632
Goodwill (4)	5,437

Net assets acquired	$11,069

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

(1)
Core technologies represent a combination of Cooltouch processes and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized using the straight line method over six years.

(2)
Customer relationships represent the underlying relationships and agreements with Cooltouch’s installed customer base and are amortized using the method that will reflect the useful lives of such assets, which are estimated over six years.

(3)	The trade name will be amortized using a method that will reflect the useful lives of such assets, which are estimated at six years.

(4)	The goodwill is primarily attributable to expected synergies resulting from the acquisition.

2.	Orscan:

On November 20, 2014 the Company entered into an asset purchase agreement with ORSCAN Technologies Ltd. ("Orscan"). According to the agreement the Company acquired substantially all of the assets of Orscan, including its patent portfolio, for approximately $750. An amount of $150 shall be retained by the Company for a period of up to twelve month to secure indemnification claims.

The Company has accounted for the assets purchased in accordance with ASC 350, "Intangibles - Goodwill and other" ("ASC 350").

3.	Syneron Beauty Ltd.:

On November 11, 2013, Syneron and Unilever Ventures signed a definitive agreement to form a joint venture in home beauty devices: "Iluminage Beauty". Pursuant to the agreement, which closed on December 9, 2013, Syneron sold and transferred its Syneron Beauty subsidiary and related home-use businesses (Tanda Health and Beauty Inc and Fluorinex Active Ltd.) to Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture. Unilever Ventures holds 51% of Iluminage Beauty shares (representing 100% of Iluminage Beauty preferred shares), and Syneron Medical retains the remaining 49% (representing 100% of Iluminage Beauty common shares). The Company determined at the formation of Iluminage Beauty and at the end of the reporting period, that Iluminage Beauty is neither a variable interest entity nor the primary beneficiary and it is not required to consolidate Iluminage Beauty under the voting models.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represented the fair value of Iluminage Beauty's common stock held by the Company on the deconsolidation date. The fair value of the investment in Iluminage Beauty as of December 31, 2014 and 2013 is $20,130 and $24,720 respectively. Refer to Note 4 for further details.

4.	TransPharma Medical Ltd. (TransPharma):

On March 14, 2012, the Company acquired substantially all the assets of TransPharma, including its patent portfolio, for approximately $3,651 in cash. The Company has accounted for the assets purchased in accordance with ASC 805.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date:

Fair value

Property and equipment	$59
Technology	2,407
Goodwill	1,185

Assets acquired	$3,651

5.	Syneron China:

In November 2008, the Company entered into a joint venture (JV) agreement with Beijing Art Fact MediTech (BAFM) for the formation of Syneron China. As of December 31, 2011 the Company held 51% of the JV for a total investment of $510. Through this JV, Syneron sells directly to medical and aesthetic professionals in China including doctors, hospitals, medi-spas and cosmetic chains. Syneron China also provides training and after-sales service and support. The Company consolidated the JV's results and recorded the non-controlling interests in accordance with the provisions of ASC 810, "Consolidation" (ASC 810).

In August 2012, the Company entered into a share transfer agreement with BAFM to acquire its equity interest (45%) in the JV for a total amount of $2,200. Consummation of the transaction was subject to certain closing conditions, including the approval of certain governmental authorities. At the closing, the Company deposited an amount of $1,760 in escrow. Amount deposited in escrow was recorded as part of other accounts receivable and shall be released upon all closing conditions met. In February 2013, the Ministry of Commerce of the People's Republic of China approved this transaction. During 2013, the Company entered into an agreement to acquire the remaining equity interest (4%) in the JV for a total amount of $156.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Approvals of local authorities were received during 2013. Syneron is now the 100% shareholder of Syneron China.

6.	Ultrashape Ltd. (Ultrashape):

On February 13, 2012, Syneron acquired 100% of the outstanding shares of Ultrashape, a sole operating entity of Ultrashape Medical Ltd., which was traded on the Tel-Aviv Stock Exchange, for $12,000. Ultrashape is a developer, manufacturer and marketer of non- invasive technologies for fat cell destruction and body sculpting. Ultrashape's products are approved and commercially available in the U.S.A, Europe, Canada, Latin America and Asia.

The acquisition has been accounted in accordance with ASC No. 805, “Business Combinations” ("ASC 805").

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Cash	$837
Current assets	1,241
Property and equipment	710
Developed technology (1)	5,617
Customer relationship (2)	1,843

Total identifiable assets acquired	10,248

Current liabilities	(3,767)
Accrued severance pay	(26)

Total liabilities assumed	(3,793)

Net identifiable assets assumed	6,455
Goodwill	5,545

Net assets acquired	$12,000

(1)	The developed technology will be amortized using the straight-line method over its useful life which is estimated at six years.

(2)	Customer relationships will be amortized using the accelerated method that reflects the useful lives of such assets, which are estimated at eight years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

7.	Rakuto Bio Technologies Ltd. (RBT):

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

The Company records the contingent consideration at fair value. Refer to Notes 2k and 4 for further details.

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

Short term bank deposits are deposits with original maturities of more than three months but less than one year from the balance sheet date. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income. As of December 31, 2014 and 2013, the Company held short-term interest bearing deposits with a weighted average interest of 1.02% and 1.35%, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

Marketable securities consist primarily of government treasury bonds, and corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date.  In accordance with FASB ASC No. 320 “Investments- Debt and Equity Securities,” the Company classifies marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity, net of taxes.  Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired (“OTTI”), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). The Company did not recognize OTTI on its marketable securities in 2014, 2013 and 2012.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2014 and 2013, the Company had outstanding forward contracts with a notional amount of $6,151 and $4,295, respectively, and outstanding option contracts with a notional amount of $7,784 and $900, respectively.

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

Cost is determined as follows:

Raw materials - on the basis of standard cost - which approximates actual cost on a first-in, first-out basis. The Company calculates at least on a quarterly basis the variance between an items’ standard cost and the latest purchasing prices of those items; the variance is investigated and adjustments are made as necessary.

Work in process - on the basis of average costs, including materials, labor and other direct and indirect manufacturing costs.

Finished products - on the basis of standard cost - which approximates actual cost on a first-in, first-out basis, and which includes materials, labor and manufacturing overhead. Standard costs are monitored and updated as necessary, to reflect the changes in raw material costs and labor and overhead rates.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $36,894 and $34,707 as of December 31, 2014 and 2013, respectively, is stated net of inventory reserves of $5,977 and $6,033, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Computers, software, manufacturing, laboratory equipment and demonstration equipment (*)	10 - 50 (mainly 33)
Office furniture and equipment	6 - 30 (mainly 15)
Leasehold improvements	The shorter of the term of the lease or the useful life of the asset

(*)
Demonstration equipment consists of systems for use in marketing and selling activities. Demonstration equipment is generally not held for sale and is recorded as property and equipment. The demonstration equipment is amortized on a straight-line method over their estimated economic life not to exceed two years.

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. During 2014, 2013 and 2012 the Company recorded an impairment charge, related to intangible assets, in the amount of $1,705, $323 and $2,860, respectively.

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

Contingent considerations to former owners agreed in a business combination, e.g, in the form of milestone payments upon the achievement of certain sales target, are recognized as liabilities at fair value as of the recognition date. Any subsequent changes in amounts recorded as liability are recognized in earnings under operating expenses in other expenses (income), net.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Investments in affiliated companies (non-marketable securities):

The Company followed ASC 323, "Investments - Equity and Joint Ventures", to determine whether it should apply the equity method of accounting to its investments.

Part of the Company investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company's investment in the affiliated companies that are stated at cost are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 325-20. During 2013 and 2012, the Company recognized an impairment loss of $1,000 and $200, respectively, relating to its investments. As of December 31, 2013 the Company fully impaired its investments in affiliates stated at cost.

As for the Company investment in Iluminage Beauty, the Company elected to recognize the investments at fair value at each reporting date with changes in the fair value recognized in earnings under other expenses (income), net. Refer to Notes 4 and 7 for further details.

m.	Goodwill and indefinite lived assets:

Goodwill and intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

The Company applies ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is not amortized but instead tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined June 30 as the date of the annual impairment test for each of its reporting units. Starting January 1, 2014, the Company operates in one operating segment: the Professional Aesthetic Devices (PAD) segment which is comprised of five reporting units. Refer to Note 20 for further details in regard to the Company segments.

There is a two-phase process for impairment testing of goodwill. The first phase screens for potential impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill.

The Company review indefinite lived intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of indefinite lived intangible assets is measured by comparing the carrying amount of the asset to its fair value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value is determined using discounted cash flows methodology. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. During 2014 the Company recorded a goodwill impairment charge of $1,185 related to RBT goodwill. During 2013 no impairment charges were recorded on Goodwill. During 2012 the Company recorded a goodwill impairment charge of $450 and impairment charge of $510 related to in-process research and development assets from the acquisition of Candela.

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

The Company does not grant a right of return for its products.

The Company's products sold through agreements with distributors are generally non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers all the distributors as end-users.

The Company assess whether collection is reasonably assured based on a number of factors, including the customer’s past transaction history and credit worthiness.

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

Part of the Company's revenue transaction with end-users includes multiple elements within a single contract, the Company treats the contract as having multiple units of accounting.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to ASC 605-25, when a sales arrangement contains multiple deliverables, such as sales of products and related services, the multiple deliverables are evaluated to determine the units of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price. Under this approach, the selling price of a unit of accounting is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (VSOE) of fair value if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. Revenue is recognized when the revenue recognition criteria for each unit of accounting are met. Accordingly, for such products and services the Company determined BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and margin objectives.

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

The Company recognizes share-based compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, investment in affiliated company (Iluminage Beauty), hedging contracts and contingent considerations (see Note 4). Contingent consideration liabilities represent future amounts the Company may be required to pay in conjunction with various business combinations. Each reporting period, the Company revalues these contingent considerations and records increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates, the probability of achievement of any revenue milestones and due to discounting to present value each reporting date. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's equity interest in Iluminage Beauty (see note 1b3) was determined by the Company’s Board of Directors after consideration of, among other things, a written report prepared by a third party appraisal firm which calculated fair value using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Management reviewed the report of the third party appraisal and considered the reasonableness of the assumptions, methodologies, analysis and conclusions set forth in the report. The Board and the management also considered other factors, included but not limited to consideration of external market conditions affecting the home use aesthetic industry, and Iluminage Beauty’s projected results of operations and financial position. After deliberation, the Board determined the fair market value of the Company’s equity interest in Iluminage Beauty. As of December 31, 2014 and 2013, the fair value of Iluminage Beauty investment amounted to $20,130 and $24,720, respectively.

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

Total contributions for the years ended December 31, 2014, 2013 and 2012 were $621, $533 and $451, respectively.

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

Severance pay expenses for the years ended December 31, 2014, 2013 and 2012 amounted to approximately $875, $933 and $744, respectively.

u.	Shipping and handling costs:

Shipping and handling costs, which amounted to $6,783, $6,610 and $6,475 for the years ended December 31, 2014, 2013 and 2012, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company's point of manufacturing directly to customers, distributors and international subsidiaries.

v.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $2,331, $9,049 and $6,334, respectively.

w.	Litigation reserves and Legal expenses:

The Company reserves for liabilities related to litigation brought against the Company when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, the Company continue to assess its potential liability and revise our estimates accordingly. Estimates of litigation reserves are recorded in accrued liability line item in the consolidated balance sheet and change in the litigation reserves are recorded under general and administrative expense line item in the statement of income.

Legal expenses are charged to the statement of operation as incurred.

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

The Company's trade receivables are derived mainly from sales to large independent distributors and to end-users world-wide. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is based on management's assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

The following table provides details of the change in the Company's allowance for doubtful accounts:

	2014	2013	2012

Balance at the beginning of the year	$6,497	$6,792	$5,478
Charged to expenses, net of recoveries	1,233	1,217	1,782
Deconsolidation of subsidiary	-	(141)	-
Write-off	(1,514)	(1,483)	(523)
Exchange rate	(246)	112	55

Balance at the end of the year	$5,970	$6,497	$6,792

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Warranty:

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

The following table provides details of the change in the Company's product warranty accrual:

	December 31,
	2014	2013	2012

Balance at the beginning of the year	6,981	$7,197	$6,514
Warranty provision related to acquisitions	50	-	44
Warranty provision related to the Deconsolidation of Syneron Beauty	-	(129)	-
Charged to costs and expenses relating to new sales	9,126	9,122	9,058
Costs of product warranty claims	(8,501)	(9,159)	(8,419)
Translation Differences	(189)	(50)	-

Balance at the end of the year	7,467	$6,981	$7,197

z.	Comprehensive income (loss):

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company in the first quarter of 2017. The Company has not yet selected a transition method and it is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$4,595	$-	$-	$4,595

Available-for-sale - matures within one year:
Certificate of deposit	50	-	-	50
Government sponsored enterprises - fixed interest rate	963	-	(2)	961
Corporate debentures - fixed interest rate	15,680	14	(2)	15,692

	16,693	14	(4)	16,703
Available-for-sale - matures after one year through three years:
Certificate of deposit	4,606	-	(26)	4,580
Government debentures - fixed interest rate	2,175	7	-	2,182
Corporate debentures - fixed interest rate	18,280	54	(100)	18,234

	25,061	61	(126)	24,996
Available-for-sale - matures after three years through five years:
Certificate of deposit	351	-	(5)	346
Corporate debentures - fixed interest rate	201	-	(1)	200

	552	-	(6)	546

	$46,901	$75	$(136)	46,840

Reclassification of certain securities to long-term				16,785

				$30,055

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$1,535	$-	$-	$1,535

Available-for-sale - matures within one year:
Certificate of deposit	2,494	3	-	2,497
Government debentures - fixed interest rate	1,516	13	-	1,529
Government sponsored enterprises - fixed interest rate	455	-	(8)	447
Corporate debentures - fixed interest rate	5,274	35	-	5,309

	9,739	51	(8)	9,782
Available-for-sale - matures after one year through three years:
Certificate of deposit	2,735	1	(6)	2,730
Government debentures - fixed interest rate	2,260	-	(6)	2,254
Government sponsored enterprises - fixed interest rate	3,236	-	(2)	3,234
Corporate debentures - fixed interest rate	29,398	126	(62)	29,462

	37,629	127	(76)	37,680
Available-for-sale - matures after three years through five years:
Corporate debentures - fixed interest rate	4,465	17	(36)	4,446

Available-for-sale - matures after five years:
ARS	1,197	-	(136)	1,061

	$54,565	$195	$(256)	54,504

Reclassification of certain securities to long-term				25,571

				$28,933

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

The table below presents the fair value of investments in available-for-sale securities that have been in an unrealized loss position as of December 31, 2014 and 2013 and the length of time that those investments have been in a continuous loss position:

	December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises	$-	$-	$961	$2	$961	$2
Corporate debentures	6,891	29	8,958	74	15,849	103

Certificate of deposit	4,431	30	249	1	4,680	31

	$11,322	$59	$10,168	$77	$21,490	$136

	December 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises	$2,780	$10	$-	$-	$2,780	$10
Government debentures	2,255	6	-	-	2,255	6
Corporate debentures	13,523	76	4,127	22	17,650	98
ARS	-	-	1,061	136	1,061	136
Certificate of deposit	2,372	6	-	-	2,372	6

	$20,930	$98	$5,188	$158	$26,118	$256

*)	Represents an amount lower than $1.

As of December 31, 2014 and 2013, there were 52 and 43 securities in a loss position, respectively.

For the years ended December 31, 2014, 2013 and 2012, the Company recognized gross realized gains of $31, $120 and $2, respectively, and gross realized losses of $153, $3 and $0, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income (expenses), net, in the Company's consolidated statements of operations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities, foreign currency derivative contracts, investment in Iluminage Beauty Ltd and acquisition related contingent considerations at fair value. Marketable securities are classified within Level 1 or Level 2 because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in ARS, investment in Iluminage Beauty Ltd and liabilities with respect to contingent considerations are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$34,126	$-	$34,126
Government debentures	-	2,182	-	2,182
Government sponsored enterprises	-	961	-	961
Money markets funds	9,571	-	-	9,571
Investment in affiliated companies	-	-	20,130	20,130

Total	$9,571	$37,269	$20,130	$66,970

Liabilities:
Foreign currency derivatives	$-	$131	$-	$131
Contingent consideration	-	-	4,983	4,983

Total	$-	$131	$4,983	$5,114

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$39,216	$-	$39,216
ARS	-	-	1,061	1,061
Government debentures	-	3,783	-	3,783
Government sponsored enterprises	-	3,682	-	3,682
Money markets funds	6,762	-	-	6,762
Investment in affiliated companies	-	-	24,720	24,720

Total	$6,762	$46,681	$25,781	$79,224

Liabilities:
Foreign currency derivatives	$-	$16	$-	$16
Contingent consideration	-	-	7,896	7,896

Total	$-	$16	$7,896	$7,912

The fair value of the Company's ARS holdings as of December 31 2013 was $1,061, which reflects cumulative other than temporary impairment of $2,803, below their cost.

The tables below presents the changes in Level 3 marketable securities and the investment in Iluminage Beauty, measured on a recurring basis:

	December 31,
	2014	2013
Marketable securities:
Balance at the beginning of the year	$1,061	$1,230
Changes in realized gains included in earnings	53	31
Changes in unrealized gain included in other comprehensive income	136	-
Sales at carrying amount	(1,250)	(200)

Balance at the end of the year	$-	$1,061

Iluminage Beauty:
Fair value at the beginning of the year	$24,720	$-
Fair value of investment in Iluminage Beauty	-	24,720
Changes in the fair value included in earnings	(4,590)	-

Fair value at the end of the year	$20,130	$24,720

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont).

The fair value of the Company equity interest in Iluminage Beauty (see Note 1b3) was calculated by the Company using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital of 21%.

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis and related to business combinations of Cooltouch in March 2014 and RBT investment in May 2012:

	December 31,
	2014	2013

Fair value at the beginning of the year	$7,896	$6,750
Acquisition date fair value of contingent consideration related to investment in CoolTouch (see Note 1b1)	100	-
Changes in the fair value of contingent consideration, net	(3,013)	1,146

Fair value at the end of the year	$4,983	$7,896

The fair value of the contingent consideration related to the investment in RBT was $4,883 and $7,896 as of December 31, 2014 and 2013, respectively.

The fair value was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2018 and the Company will be required to pay the contingent consideration (refer to Note 1.b.7 for further details). The Company recorded a net income of $3,013 in 2014, due to changes in fair value result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. An expense of $1,146 was recorded in 2013, due to changes in fair value as a result of the passage of time.

The fair value of the contingent consideration related to the investment in Cooltouch was $100 as of December 31, 2014. The Company estimated the fair value of the contingent consideration using Monte Carlo simulation with a discount rate of 16% and based on various probabilities for Cooltouch to meet the net revenues milestone until December 31, 2015 (refer to Note 1.b.1 for further details).

Changes in the contingent consideration are recorded in the statements of operations in operating expenses under other expenses (income), net.

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2014 and 2013 consisted of intangible assets, goodwill and investment in affiliated companies. As of December 31, 2014 and 2013, certain intangible assets and goodwill were written down to their estimated fair values of $3,489 and $3,102, resulting in an impairment charge of $2,890 and $323, respectively (see also note 9 and 10).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont).

The fair value for such assets were calculated by the Company using the discounted cash flow method, which uses significant unobservable inputs which require significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature (see also Notes 17 and 7).

During 2013, an investment in an affiliated company with a carrying amount of $1,000 was written down to its estimated fair values of $0, resulting in an impairment charge of $1,000.

All impairments mentioned above are recorded in the statements of operations in operating expenses under other expenses (income), net (see also Note 17).

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses and advanced payments	$2,359	$2,939
Government authorities	2,076	903
Deposits with escrow agent (see also Note 1b5)	1,760	1,760
Other receivables	1,038	1,721

	$7,233	$7,323

NOTE 6:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$13,473	$9,845
Work in process	1,808	1,299
Finished products	21,613	23,563

	$36,894	$34,707

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2014	2013

Investment in Iluminage Beauty	20,130	$24,720

	20,130	$24,720

Investment in Iluminage Beauty is based on the fair value method. During 2014 the Company recorded a loss in the amount of $4,590 due to changes in the fair value of its investment. Refer to Notes 4, 17 and 1b3 for further details.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	$16,298	$13,560
Leasehold improvements	3,477	3,140
Office furniture and equipment	1,812	1,846

	21,587	18,546
Accumulated depreciation:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	11,309	9,000
Leasehold improvements	2,153	1,778
Office furniture and equipment	1,114	1,165

	14,576	11,943

Depreciated cost	$7,011	$6,603

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 were $2,746, $3,445 and $3,104, respectively.

In 2014, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems (“ERP”). The Company capitalizes costs incurred related to the system according to of FASB ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of December 31, 2014 the Company capitalized an amount of $ 1,352 which are included in “Computers, software, manufacturing, laboratory equipment and demonstration equipment". As of December 31, 2014 the implementation was not yet completed and therefore the Company did not start the amortization of the ERP system.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average useful life	December 31,
	(years)	2014	2013
Original cost:

Developed technologies (1,2,3)	6.8	$30,913	$29,618
Trade name (2)	6.8	3,930	3,300
Customer relationships (2)	7.4	14,923	10,773
Other	-	3,989	3,989

		53,755	47,680
Accumulated amortization:

Developed technologies		16,693	12,673
Trade name		1,579	1,200
Customer relationships		9,796	8,497
Other		3,989	3,871

		32,057	26,241

Amortized cost		$21,698	$21,439

(1)
During the years ended December 31, 2014 and 2013 the Company recorded an impairment charges in the total amount of $1,705 and $323, respectively. The impairment charges were attributed to developed technology.

(2)	Following the acquisition of Cooltouch the Company recorded $4,150, $2,400 and $630 of customer relationships, developed technologies and trade name, respectively. Refer to note 1b1.

(3)	Following the acquisition of Orscan the Company recorded a developed technology in the amount of $600. Refer to note 1b2.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont).

During 2014, 2013 and 2012, the Company recorded amortization expenses in the amount of $5,816, $7,027 and $7,877, respectively. The annual amortization expense relating to intangible assets as of December 31, 2014 is estimated to be as follows:

2015	5,904
2016	4,829
2017	4,579
2018	3,027
Thereafter	3,359

Total	21,698

NOTE 10:-	GOODWILL

Changes in goodwill for the years ended December 31, 2014 and 2013, by reporting units are as follows:

	Syneron	LI	RBT	THB	CT	Total

As of December 31, 2012	$14,935	$3,078	$2,528	$4,678	$-	$25,219

Acquisitions and others	386	49	-	-	-	435
Deconsolidation of subsidiary	-	-	-	(4,678)	-	(4,678)

As of December 31, 2013	15,321	3,127	2,528	-	-	20,976

Acquisitions and others	-	57	-	-	5,437	5,494
Impairment	-		(1,185)			(1,185)

As of December 31, 2014	15,321	3,184	1,343	-	5,437	25,285

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2014:

	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) on cash flow hedges (*)	Foreign currency translation adjustments	Total

Beginning balance	$(61)	$(16)	$(1,394)	$(1,471)
Other comprehensive income (loss) before reclassifications	(122)	(33)	(3,249)	(3,404)
Amounts reclassified from accumulated other comprehensive income	122	(82)	-	40
Net current period other comprehensive income (loss)	-	(115)	(3,249)	(3,364)

Ending balance	$(61)	$(131)	$(4,643)	$(4,835)

*)	Refer to Notes 14 for the affected line item in the statement of income.

NOTE 12:-	DEFERRED REVENUES

The Company offers extended warranty contracts, generally for periods of one to three years after the standard warranty period has expired. The Company recognizes extended warranty contract revenue ratably over the life of the contract.

The following table reflects changes in the Company's deferred revenue during the years ended December 31:

	December 31,
	2014	2013

Balance at the beginning of the year	$16,462	$15,910
Deferral of new sales	14,910	12,821
Recognition of previously deferred revenue	(13,001)	(11,986)
Foreign currency translation adjustments	(535)	(283)

Balance at the end of the year	$17,836	$16,462

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEFERRED REVENUES (Cont).

The following table reflects the Company's current and long-term deferred revenues:

	December 31,
	2014	2013

Total deferred revenues	$17,836	$16,462
Less - current portion	14,054	13,001

Long-term deferred revenues	$3,782	$3,461

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Warranty accruals	$6,607	$6,202
Accrued expenses	9,204	8,632
Accrued commission	4,412	3,466
Employees and related expenses	7,225	5,658
Tax authorities	5,106	3,837
Other payables	41	36

	$32,595	$27,831

NOTE 14:-	DERIVATIVE INSTRUMENTS

The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheet location	2014	2013
Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange contracts	Other account payables and accrued expenses	$131	$16

Total derivatives designated as hedging instruments		$131	$16

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont).

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (OCI) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2014	2013	2012

Foreign exchange contracts	$(33)	$179	$138

Total	$(33)	$179	$138

	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
Location	2014	2013	2012

Revenues	$105	$(77)	$156
Operating expenses	(68)	424	(95)

Total	$37	$347	$61

	Gain (loss) recognized in income on derivatives
		December 31,
	Location	2014	2013	2012

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Financial income (expenses), net	$45	$(3)	$89

Total		$45	$(3)	$89

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

1.
In June 2004, the Company entered into an agreement effective from December 1, 2003 until December 1, 2021, for using the know-how of Tensor Technologies LLC ("Tensor"). For the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Royalty expenses amounting to $933, $660 and $1,163 for the years ended December 31, 2014, 2013 and 2012, respectively, were recorded as part of cost of revenues.

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

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2015 of $300. The multi-year annual fee of $300 was paid to the Regents in a lump sum of $3,000 and is being amortized over the remaining life of the patent agreement, which as of December 31, 2014 was approximately a half year. As of December 31, 2014 and 2013, the unamortized portion of the license fee payment was reflected as follows: $150 and $300 are included in other receivables and $0 and $150 are included in long-term assets, respectively.

In addition, Candela's agreement with the Regents called for a minimum annual royalty obligation of $750. Candela's royalty obligation was 3% up to a certain level ("Net Sale Rate") of net sales and 2% above the Net Sale Rate.

Royalty expenses and license fees amounted to $2,508, $2,473 and $2,683 for the years ended December 31, 2014, 2013 and 2012, respectively. The royalty and the amortization of the annual license fee payment are recorded as part of cost of revenues.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont).

b.	Leases:

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

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2014, are as follows:

Year ended December 31,

2015	4,636
2016	3,842
2017	1,261
Thereafter	540
10,279

Rent expenses amounted to $3,433, $3,611 and $3,195 for the years ended December 31, 2014, 2013 and 2012, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont).

c.	Legal claims:

1.
An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the "Triniti E-Max-Laser/facial laser treatment" and sought $2,000 in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430 , of which $154 was paid in full by the Company’s insurer and certain medical provider co-defendants paid the remainder.

2.
On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1,500 (NIS 5,700). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1,300 (NIS 4,800). Following the second preliminary hearing, the plaintiff consented to limit the claim to $770 (NIS 3,000). Following a second evidentiary hearing and the filing of closing arguments by the plaintiff and the Company in June and October 2014, respectively, the court has yet to reach a verdict. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

3.
In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1,700, and compensation for the damage to its reputation in the amount of $500. Affidavits were filed by the plaintiff and the Company in July and March 2014, respectively. An evidentiary hearing has yet to be scheduled. The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont).

4.
On December 31, 2013, Syneron Medical Ltd. and its former subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the "Respondents"). The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device. The Petitioner claims that she suffered monetary damages as a result of relying on misleading representations by Respondents. In addition, the Petitioner claims injury to bodily autonomy and integrity. The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of $7,071 (NIS 27,500). The Company intends to vigorously defend itself in this matter. An evidentiary hearing was held in February 2015 and a second evidentiary hearing is scheduled for June 2015.  The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

5.
From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $674 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. During the year ended December 31, 2014 the Company settled various legal claims and paid an amount of approximately $444.

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

In 2014, Syneron adopted the 2014 Israel Stock Option Plan (for Israeli residents) and the 2014 Incentive Stock Option Plan (for the United States, Canada and the rest of the world) (collectively the 2014 Plans). The number of options approved under the 2014 Plans was 2,000,000 options.

As of December 31, 2014, options to purchase 1,840,000 ordinary shares were available for grant under the 2014 Plans.

Under the 2014 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed ten years. Options granted under the 2014 Plans generally vest over a period of three to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to four years. Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

c.	Light Instruments Ltd. option plan:

January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees, officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met. The terms of the options granted under the plan, including the exercise price and vesting provisions, shall be determined by the administrator of the plan. All options shall expire 10 years from the date of grant. In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election. Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election. In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system. As of December 31, 2014, there were 13,544 options granted under the plan and 397,153 shares available or reserved for future issuance under the plan.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

d.
The following is a summary of activities relating to the Company's stock options and SAR's (excluding Light Instruments options) granted to employees and directors among the Company's various plans during the year ended December 31, 2014:

	Number	Weighted average exercise	Aggregate intrinsic value
	of options	price	(in thousands)

Outstanding at beginning of year	3,466,294	$11.97	-
Granted	1,597,000	10.81	-
Exercised	(161,529)	9.30	-
Forfeited	(616,368)	11.03	-

Outstanding at end of year	4,285,397	$11.77	1,375

Exercisable options at end of year	2,190,048	$13.14	1,073

Vested and expected to vest	4,057,372	$11.84	1,354

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2014 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amounts changes based on the fair market value of the Company's ordinary shares.

The following table summarizes the RSUs activity for the year ended December 31, 2014:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2014	65,862	$7.12
Granted	49,500	$11.47
Vested	(59,310)	$7.71
Forfeited	-

Non-vested at December 31, 2014	56,052	$10.34

The fair value of non-vested RSUs is determined based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2014, 2013 and 2012, was $10.34, $7.12 and $11.15, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

The total fair value of RSU's vested during the year ended December 31, 2014 was $457.

Aggregate intrinsic value, at the date of exercise, of options, SAR's and RSU's that were exercised during the years ended on December 31, 2014, 2013 and 2012 was $247, $1,309 and $901, respectively.

The options and SAR's outstanding as of December 31, 2014, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	56,129	4.05	$1.41	56,129	4.05	$1.41
$4.81	36,129	4.62	$4.81	36,129	4.62	$4.81
$7.25-11.47	3,407,560	5.38	$9.90	1,614,086	4.37	$9.78
$12.09-15.51	555,618	4.66	$12.94	253,743	2.93	$13.70
$16.05-52.67	229,961	1.39	$40.25	229,961	1.39	$40.25

$1.41-52.67	4,285,397	5.05	$11.77	2,190,048	3.89	$13.14

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2014, 2013 and 2012 were:

	Year ended December 31,
	2014	2013	2012

Weighted average exercise prices	$10.81	$9.41	$10.08

Weighted average fair value on grant date	$4.02	$3.41	$3.94

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2014, 2013 and 2012 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2014	2013	2012

Volatility	38.5%	35%	42%
Risk-free interest rate	1.65%	1.05%	0.75%
Dividend yield	0.00%	0%	0%
Post-vesting forfeiture rate	5.56%	6.8%	9.5%
Suboptimal exercise factor	2.0	2.0	2.0
Contractual life (in years)	7-10	7	7

Volatility is based on the historical volatility of the Company ordinary share, for a period equal to the stock options excepted life.

The share-based payments are denominated in U.S. dollars, and consequently, in accordance with ASC 718, when the binomial model is applied, we look for yields on the U.S. treasury zero-coupon bonds with maturity that is commensurate with the contractual term of the award.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future.

The post-vest forfeiture rate was calculated on a monthly basis and is presented on an annual basis.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

As equity-based compensation expense recognized in the consolidated statement of operations is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense recognized for the years ended December 31, 2014, 2013 and 2012, was comprised as follows:

	Year ended December 31,
	2014	2013	2012

Cost of revenues	$160	$288	$205
Research and development	370	766	616
Sales and marketing	1,093	1,258	1,257
General and administrative	2,077	2,177	2,656

Total equity-based compensation expense before taxes	$3,700	$4,489	$4,734

As of December 31, 2014, there was $6,930 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.34 years.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont).

f.	Purchase of Shares

On December 1, 2014, the Company Board of Directors approved a share repurchaseprogram of up to $20,000 of Syneron’s ordinary shares. Under the program, ordinaryshares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate the Company to acquire any specific number of shares and may be discontinued at any time. The Company intends to fund any share repurchases with currently available working capital. During 2014, the Company repurchased 48,284 ordinary shares at an average price of $10.04 for an aggregate purchase price of $485.

During February and March (Until March 16) 2015, the company purchased 328,358 ordinary shares, at an average price paid per share of $11.92 for an aggregate purchase price of $3,914.

NOTE 17:-	OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2014	2013	2012

Impairment of intangibles assets (see also Note 9)	$1,705	$323	$3,370
Impairment of goodwill (see also Note 2m)	1,185	-	450
Changes in the fair value contingent consideration	(3,012)	1,209	(1,836)
Impairment of investment in an affiliated company(*)	-	1,000	200
Gain from loss of control (**)	-	(7,273)	-
Changes in the fair value of Iluminage Beauty (***)	4,590	-	-
Other	-	118	105

Total	$4,468	$(4,623)	$2,289

(*)
On March 15, 2012, Syneron invested in Juvenis, an Israel-based company. Under the terms of the agreement, Syneron made an initial investment in Juvenis of $1,000 in cash. On November 11, 2013, Juvenis’ board of directors resolved that Juvenis should cease its operations due to lack of funds.  Refer to note 4 for further details.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	OTHER EXPENSES (INCOME), NET (Cont.)

(**)
On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represented the fair value of Iluminage Beauty 's common stock held by the Company on the deconsolidation date and recorded a gain on deconsolidation of $7,273.

(***)	During 2014 the Company recorded a loss in the amount of $4,590 due to changes in the fair value of its investment in Iluminage Beauty. Refer to Notes 4 and 1b3 for further details.

NOTE 18:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Israeli corporate tax rate in 2012 and 2013 was 25%. Commencing January 1, 2014, the Israeli corporate tax rate was increased to 26.5%.

2.	Measurement of taxable income:

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law) (see Item10.E. "Taxation – Israeli Taxation" for more information):

The Company has been granted the status of "Privileged Enterprise" according to the Amendment to the Law, for eligible investments ended in 2005, 2007, 2009 and 2012 ("Programs"). Those mentioned years are considered to be the election years for tax benefits under the Law.

In accordance with the Law the Company has chosen to enjoy an "alternative benefits track" status. Accordingly, Syneron Medical Ltd.'s income attributed to the Programs is exempt from taxes on income derived therefrom, the earlier of, a period of 10 years starting in the year in which the Company first generates taxable income or 12 years starting the election year.

As a "Privileged Enterprise" under the Law in Israel, the Company is partly exempt from taxes on income derived from its "Privileged Enterprise," and the Company is obligated to pay taxes on income from other sources, which are not integral to its "Privileged Enterprise".

In addition, it should be noted that some Israeli subsidiaries have a "Privileged Enterprise" status and are exempt from taxes on income derived from their "Privileged Enterprise" status. The tax consequences of such status are not significant to the Company.

Out of the Company's retained earnings as of December 31, 2014, approximately $267,075 is tax-exempt earnings attributable to its Approved Enterprise and Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "alternative benefits track". Under the Law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the Law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

On October 27, 2013, the Company agreed to pay to the Israeli Tax Authority approximately $4 million to free up "trapped profits" in accordance with the Trapped Profits Law. This payment gives the Company flexibility to perform certain future business transactions which apply to profits derived from "Approved Enterprise" or "Privileged Enterprise", up to a limit of approximately $63.7 million, without incurring any additional Israeli tax.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

As of December 31, 2014, if the income attributed to the Approved Enterprise and Privileged Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $32,111, excluding approximately $4 million that was paid in accordance to the Trapped Profit Low, as mentioned above. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

Income from sources other than the "Approved Enterprise" and/or "Privileged Enterprise" is subject to tax at regular Israeli corporate tax rate of 26.5%.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions.

The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate

Australia	30%
Canada (*)	15%
Germany	27%
Hong Kong	16.5%
Japan	39.6%
Spain	25%
United States (*)	35%

(*)	Federal.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

c.	Deferred taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013

Net operating loss carryforward	$35,839	$44,440
Tax credits	8,234	6,079
Share-based compensation costs	-	248
Capital losses carryforward (1)	18,783	20,087
Bad debt reserve	557	868
Deferred revenues	1,383	2,278
Accrued Warranty Reserve	1,117	65
Inventory Reserve	1,207	821
Intangible Assets – Patents	981	1,132
Other Temporary Differences	3,816	3,121
Total deferred tax asset before valuation allowance	71,917	79,139
Valuation allowance	(44,777)	(51,561)

Total deferred tax asset	27,140	27,578

Intangible assets acquired	(5,820)	(5,142)

Total deferred tax liability	(5,820)	(5,142)

Net deferred tax asset (2)	$21,320	$22,436

(1)	The Company has capital loss carryforwards resulting mainly from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

(2)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2014	2013

Current assets	$7,935	$6,939
Deferred tax assets	13,525	17,927
Deferred tax liability	(140)	(2,430)

Net deferred tax asset	$21,320	$22,436

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

At December 31, 2014, the Company's U.S. subsidiaries had cumulative net operating losses (NOL) for US federal and state income tax return purposes of $72,896 and $56,979 respectively. The federal NOL carryforwards expire between 2025 and 2033. The state NOL carryforwards begin to expire in 2015. The federal and state NOL carryforwards for tax return purposes are $38,171 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

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

The Company has available Israeli carryforward capital tax losses of $58,770 and $63,691 in 2014 and 2013, respectively. The Company has Israeli available carryforward net operating tax losses of $79,777 and $98,919 in 2014 and 2013, respectively to offset against future tax profits for an indefinite period.

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. On December 16, 2014, the President signed into law the Tax Increase Prevention Act of 2014 (the “Act”), which retroactively extended the credit through the end of 2014,  The credit for certain research and experimentation expenses had expired at the end of 2013.

At December 31, 2014, the Company's U.S. subsidiaries had available federal research and development (R&D) tax credit carryforwards of approximately $2,697 expiring between 2023 and 2034, capital loss carryforwards of $9,169 expiring in 2017, and alternative minimum tax credits of approximately $721 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $1,645. Federal and state R&D credit carryforwards for tax return purposes are $459 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $44,777 and $51,561 at December 31, 2014 and 2013, respectively. The Company's estimate of future book-taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs").

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

No amount for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximate $8,433 of accumulated foreign earnings to be indefinitely reinvested. The Company expects existing domestic cash and short-term investments and cash flows from operations to continue to be sufficient to fund the operating activities and cash commitments for investing and financing activities, and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Determination of the amount of income tax liability that would be incurred is not practicable.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

d.	Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2013 through December 31, 2014, were as follows:

Gross tax liabilities at January 1, 2013	$14,819

Additions based on tax positions related to the current year	5
Additions for tax positions of prior years	5
Reductions due to settlements with tax authorities	(12,552)
Reductions for positions of prior years	(158)

Gross tax liabilities at December 31, 2013	2,119

Additions based on tax positions related to the current year
Additions for tax positions of prior years	42
Reductions for positions of prior years	(286)

Gross tax liabilities at December 31, 2014	1,875

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2014 was approximately $1,875 of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate. The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheet.

The liability for unrecognized tax benefits as of December 31, 2014 and 2013 included accrued interest of $170 and $213, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2014:

Israel	-	2012 - present
United States	-	2011 - present
Australia	-	2010 - present
Germany	-	2010 - present
Canada	-	2010 - present
Japan	-	2011 - present
Spain	-	2010 - present

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

e.	Loss before taxes on income:

	Year ended December 31,
	2014	2013	2012

Domestic	(9,759)	$(14,289)	$(21,890)
Foreign	6,854	8,196	15,047

	(2,905)	$(6,093)	$(6,843)

f.	Taxes on income:

	Year ended December 31,
	2014	2013	2012
Current taxes:
Domestic	1,385	$(6,338)	$6,782
Foreign	1,886	2,084	780

	3,271	(4,254)	7,562
Deferred taxes:
Domestic	96	(140)	(207)
Foreign	(1,072)	(3,246)	(11,857)

	(976)	(3,386)	(12,064)

Taxes on income (tax benefit)	2,295	$(7,640)	$(4,502)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont).

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2014	2013	2012

Loss before taxes on income	(2,905)	$(6,093)	$(6,843)

Statutory tax rate	26.5%	25%	25%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	(770)	$(1,523)	$(1,711)
Difference in basis of measurement for tax purpose	4,853	1,288	2,984
Change in valuation allowance, net	(6,784)	(969)	(12,176)
Non-deductible stock-based compensation	1,215	1,485	122
Non-deductible expenses	355	492	257
State deferred taxes	174	2,363	(400)
Increase (decrease) in taxes resulting from tax settlement with tax authorities	-	(8,925)	-
Difference in tax rates	658	(3,108)	4,118
Tax contingencies	60	(111)	5,929
Tax Credits	(491)	-	-
Impairment	1,216	-	-
Withholding Taxes	1,386	1,441	-
Return to provision	227	(16)	(3,449)
Others	196	(57)	(176)

Actual tax expense (benefit)	2,295	$(7,640)	$(4,502)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012
Income:

Interest on cash equivalents	$24	$90	$48
Gain and interest on available-for-sale marketable securities, net	528	554	758
Interest on bank deposits	77	211	681

Expenses:

Interest on short-term credit and bank commissions	(68)	(254)	(272)
Foreign currency translation adjustments, net	(1,249)	(575)	(290)

	$(688)	$26	$925

NOTE 20:-	SEGMENT REPORTING

a.	General:

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

b.	The CODM evaluates the financial information under one reportable segment.

Historically, the Company operated under two reportable segments:

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENT REPORTING (Cont).

Following the deconsolidation of Syneron Beauty, effective January 1, 2014 the Company eliminated the Emerging Business Unit and intends to operate going forward with a single business unit as CODM uses one measurement of profitability and does not segregate its business for internal reporting.

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

As a result of the changes to the composition of the Company’s operating and reportable segments as described above in note 20.b, for purposes of comparability, corresponding information for prior periods have been reclassified to conform to the current period presentation. Specifically, the insignificant portion of the EBU segment results (Light Instruments and RBT) that the Company continues to operate after the deconsolidation of Syneron Beauty has been aggregated to the PAD segment for all periods presented, such that the EBU segment for all periods presented only reflects the results of those subsidiaries that were deconsolidated and the PAD segment for all periods reflects the results of the Company’s current single segment.

The tables below present financial information for the Company's one reportable segment for the year ended December 31, 2014, and two reportable segments for the year ended December 31, 2013 and 2012:

	Year ended December 31, 2014
	PAD	EBU	Total

Revenues from external customers	255,750	-	255,750
Operating loss	(2,217)	-	(2,217)
Financial expenses, net	(688)	-	(688)
loss before taxes on income	(2,905)	-	(2,905)
Segment goodwill	25,285	-	25,285
Segment identifiable assets	281,549	-	281,549

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENT REPORTING (Cont).

	Year ended December 31, 2013
	PAD	EBU	Total

Revenues from external customers	232,129	24,786	256,915
Operating income (loss)	1,681	(7,800)	(6,119)
Financial income (expenses), net	221	(195)	26
Income (loss) before taxes on income	1,902	(7,995)	(6,093)
Segment goodwill	20,976	-	20,976
Segment identifiable assets	284,501	-	284,501

	Year ended December 31, 2012
	PAD	EBU	Total

Revenues from external customers	241,225	22,397	263,622
Operating income (loss)	2,666	(10,434)	(7,768)
Financial income (expenses), net	1,113	(188)	925
Income (loss) before taxes on income	3,779	(10,622)	(6,843)
Segment goodwill	20,541	4,678	25,219
Segment identifiable assets	274,363	19,516	293,879

d.	Financial data relating to geographic areas:

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2014, 2013 and 2012. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2014		2013		2012
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$91,825	$2,601	$90,618	$2,917	$93,247	$3,467
Europe and Middle East (excluding Israel)	82,786	296	87,539	407	86,436	399
Asia Pacific	44,406	138	39,744	76	41,423	95
Japan	25,460	9	26,409	12	30,816	17
Israel	3,217	3,967	4,620	3,191	3,924	2,170
Others	8,056	-	7,985	-	7,776	-

	$255,750	$7,011	$256,915	$6,603	$263,622	$6,148

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	SEGMENT REPORTING (Cont).

e.	Significant customers:

No major customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 2014, 2013 and 2012

NOTE 21:-	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2014	2013	2012
Numerator:

Net income (loss) attributable to Syneron's shareholders	$(5,200)	$1,647	$(1,343)

Denominator:

Total weighted average number of shares outstanding used in computing:
Basic net income (loss) per share	36,703,251	35,921,848	35,474,693

Diluted net income (loss) per share	36,703,251	36,203,848	35,474,693

Basic and diluted net income (loss) per share	$(0.14)	$0.04	$(0.04)

Anti-dilutive securities:

The following numbers of shares were excluded from the computation of diluted net income (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2014	2013	2012

Ordinary shares	4,285,397	3,184,294	4,513,130

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:-	DISCLOSURE ON RELATED PARTIES TRANSACTION

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

Dated: March 24, 2015

Syneron Medical Ltd.

By:	/s/ Amit Meridor
Amit Meridor
Chief Executive Officer