Form 20-F
period 2015-12-31
Syneron Medical Ltd.
filed 2016-03-21
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, the Registrant had 35,274,577 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron”, “the Company”, “we”, “us”, “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2015. All references in this Annual Report on Form 20-F to “U.S. dollars”, “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel. In addition, we use the following acronyms: “PAD” (Professional Aesthetics Devices); “EBU” (Emerging Business Units); “FTZ” (Focal Treatment Zones) and “PDP” (Practice Development Partners).

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Forward-looking statements include, but are not limited to, statements about:

•	our expectation that our product and recurring revenue, including our services and consumables revenue, will increase over time;

•	our anticipation that we will generate higher revenues and attractive margins as we introduce our new product launches and expand our recurring-revenue business model;

•	our belief that the demand for energy-based aesthetic treatments will continue to expand;

•
our expectation that market opportunities for our fat reduction and body-shaping business will grow and that the expansion of such business, including through our VelaShape and UltraShape® product families, will increase our future revenues;

•
our expectation that raising consumer awareness of our UltraShape® products will be successful, and that our business model with a bifurcated, separate sales force dedicated to our  body shaping division in North America will increase our sales;

•	our belief that there are significant opportunities to leverage our strong global customer base and our marketing initiatives to accelerate UltraShape sales outside of North America;

•	our expectations regarding consolidation among companies in the industry;

•	our belief that an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, will expand their practice into aesthetic procedures;

•
our ability to make novel product introductions and upgrades, acquire new products, expand our recurring revenue and consumables business, and identify new markets for our products, including our UltraShape, VelaShape III, PicoWay and Profound products;

•	our belief that our body shaping products UltraShape and VelaShape III, as well as our PicoWay and Profound products, will be revenue drivers in the future;

•	our expectation that we will be successful in realizing the benefits and synergies arising out of our acquisitions, joint ventures, and other strategic initiatives;

•	our expectation that we will expand our revenues in North America, including through the growth of our North American sales force;

•	our belief that our current plan for the buildup of our North America sales force is largely complete and will improve our business and profitability;

•	our belief that our expanded North American sales force will leverage the expected growth in the North American aesthetic products market;

•	the timing of, and our ability to, receive, maintain, and comply with governmental regulatory approvals, clearances and licenses for our products and new product initiatives;

•	our expectations regarding our research and development expenses, including our expectations regarding the development of product initiatives;

•	the timing of the international launch of UltraShape under our new recurring business model in 2016 and 2017;

•	our beliefs regarding emerging growth market opportunities and our ability to capitalize on such opportunities;

•	our beliefs regarding the importance of relationships with customers and the provision of comprehensive multi-disciplined support; and

•	our beliefs regarding the future of barriers to entry into the markets that we serve.

These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or postponing of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products; that our markets, including the market for our UltraShape, VelaShape III and PicoWay products and the recurring revenue market from our products, will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand; and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions proves incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D. “Key Information – Risk Factors”.

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

The selected consolidated balance sheet data as of December 31, 2015 and 2014 and the selected consolidated statement of operations data for each of the years ended December 2015, 2014, and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2013, 2012, and 2011, and the selected consolidated statement of operations data for the fiscal years ended December 31, 2012 and 2011 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(U.S. Dollars in thousands except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$277,849	$255,750	$256,915	$263,622	$228,321
Cost of revenues (*)	128,884	119,771	126,838	127,182	113,472

Gross profit	148,965	135,979	130,077	136,440	114,849
Operating expenses, net
Research and development (*)	25,270	24,619	29,996	29,936	28,334
Selling and marketing (*)	97,163	80,741	82,445	77,795	69,433
General and administrative (*)	30,061	28,368	28,378	34,188	33,730
Other expenses (income), net	2,930	4,468	(4,623)	2,289	32,208

Total operating expenses, net (*)	155,424	138,196	136,196	144,208	163,705

Operating loss(*)	(6,459)	(2,217)	(6,119)	(7,768)	(48,856)

Financial income (expenses), net	167	(688)	26	925	1,015
Other income	-	-	-	-	35

Loss before taxes on income	(6,292)	(2,905)	(6,093)	(6,843)	(47,806)
Taxes on income (tax benefit)	48	2,295	(7,640)	(4,502)	3,944

Consolidated net income (loss)	(6,340)	(5,200)	1,547	(2,341)	(51,750)
Net loss attributable to non-controlling interest	-	-	100	998	955
Net income (loss) attributable to Syneron's shareholders	(6,340)	(5,200)	1,647	(1,343)	(50,795)
Net earnings (loss) per share attributable to Syneron's shareholders:
Basic	$(0.17)	$(0.14)	$0.04	$(0.04)	$(1.44)

Diluted	$(0.17)	$(0.14)	$0.04	$(0.04)	$(1.44)

Weighted-average number of shares used in actual per share calculations:
Basic	36,416	36,703	35,922	35,475	35,158
Diluted	36,416	36,703	36,204	35,475	35,158

(*) Includes the following stock based compensation charges:

	Year ended December 31,
	2015	2014	2013	2012	2011
(U.S. dollars in thousands)
Cost of revenues	$197	$160	$288	$205	$40
Research and development	332	370	766	616	726
Selling and marketing	1,284	1,093	1,258	1,258	1,058
General and administrative	1,962	2,077	2,177	2,656	1,576

Consolidated Balance Sheet Data
Cash and investments portfolio	$86,656	$110,443	$108,540	$135,981	$171,061
Working capital	114,332	133,022	127,656	145,662	164,483
Investments in affiliated companies	19,800	20,130	24,720	1,000	200
Total assets excluding investments in affiliated companies	266,992	286,704	280,757	318,098	322,811
Total assets	286,792	306,834	305,477	319,098	323,011
Total liabilities	77,579	78,869	73,688	96,969	88,319
Retained earnings	43,294	49,634	54,834	53,187	54,530
Equity	209,213	227,965	231,789	222,129	234,692
Number of outstanding ordinary shares, par value NIS 0.01 per share	35,274,577	36,748,244	36,630,586	35,608,730	35,328,77

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

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

We have developed products for the treatment of a wide variety of cosmetic and medical indications including hair removal on all skin types; skin rejuvenation, skin resurfacing and wrinkle reduction; vascular lesions such as rosacea, facial spider veins, leg veins, port wine stains, angiomas and hemangiomas; tattoo removal, skin resurfacing scars, stretch marks and warts; removal of benign pigmented lesions such as sun spots, age spots, freckles, and Nevus of Ota/Ito; acne and acne scars; sebaceous hyperplasia; pseudofolliculitis barbae (beard bumps or PFB); treatment for the temporary reduction in the appearance of cellulite; reduction in thigh and abdomen circumference and fat removal; treatment of varicose veins; and skin brightening topical products. A failure to continue to penetrate our current market and new markets with our products, or manage the manufacturing and distribution of multiple products, could negatively impact our business, financial condition and results of operations.

Our success depends in part on acceptance of our new products and growth segments, including our body shaping products (Ultrashape and Velashape III) and face and skin products (PicoWay and Profound). The rate of adoption and acceptance of these and other of our products may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, widespread acceptance of other technologies and changes in the competitive landscape. Our business strategy is based, in part, on an expectation that we will continue to make novel product introductions and upgrades or acquire new products, especially products with a large recurring revenue component, that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products and treatment modules that either add to or improve our current products and treatment protocols;

•	develop and grow sales of our consumables business, treatment modules and recurring revenue streams and business;

•
realize the expected benefits of our investment in expanding our sales force in North America and further expand sales of our body shaping and face and skin products, and additional new products, internationally;

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

•	become a valued, strategic vendor to our customers by providing them with clinical and marketing support to increase their revenues from treatments and consumables;

•	identify new markets and emerging technological trends in our target markets, and react effectively to technological changes;

•	maintain effective sales and marketing strategies;

•	differentiate our products, consumables, and services from those of our competitors; and

•	optimize our sales force by creating effective business alliances with distribution partners.

We may be unable, however, to continue to develop or acquire new products or technologies, or develop new upgrades and treatment modules, develop or acquire businesses with consumables and recurring revenues, or increase recurring revenue streams at the rate we expect or at all, which could adversely affect our expected growth rate and result in the loss of funds invested in product development and marketing. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. We can provide no assurances that our efforts to promote and market our products, including our strategic investments in our North American business and leadership team and our consumer awareness campaigns, will be successful. Furthermore, to be successful, we must be responsive to new technological developments and new applications of existing technologies. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors, and recurring revenues may not increase even if unit sales of our products grow.

Our financial results may fluctuate from quarter to quarter.

Demand for our products varies from quarter to quarter, and these variations may cause our revenue to fluctuate significantly. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders and sales forecasts. If orders are not received when expected in any given quarter, or if our forecasts for product unit sales or for the mix of products to be sold are not met, then expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors over which we have limited control may contribute to fluctuations in our financial results, including:

•	the willingness of individuals to pay directly for aesthetic medical procedures, due to the general lack of third-party reimbursement for our treatments;

•	availability of attractive equipment financing terms for our customers;

•	changes in our ability to obtain and maintain regulatory approvals;

•	increases in the length of our sales cycle;

•	performance of our independent distributors;

•	delays in, or failures of, product and component deliveries by our subcontractors and suppliers;

•	competitive product pricing and/or financing from our competitors for products similar or equivalent to ours;

•	a general industry shift from a pure capital equipment business model to a combination of capital equipment, services and consumables business model;

•
changes in demand for our products due to seasonal buying patterns and other factors, which tend to increase our revenues in the second and fourth quarters and decrease our revenues in the first and third quarters compared to other periods during the year;

•	delays in new product introductions; and

•	exchange rate fluctuations among the various currencies in which we do business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology and products, including current patents and patent applications in the U.S. and internationally. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or will prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. In addition, competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our business and competitive position could be adversely affected.

We rely on a combination of patent, trade secret, and other intellectual property laws as well as confidentiality, non-disclosure and assignment of inventions agreements and contractual clauses, as appropriate, with our employees, consultants and customers to protect confidentiality and control access and distribution of our proprietary information. However, these measures may not be adequate to protect our technology from unauthorized disclosure, third party infringement or misappropriation. In addition, third parties may breach their agreements with us, and we may not have adequate remedies for any such breach. Additionally, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the U.S. or Israel. For a description of our intellectual property, see Item 4.B. "Key Information – Business Overview – Intellectual Property".

An increasing amount of intangible assets, goodwill and investments in affiliated companies on our books have led to and may in the future lead to additional significant impairment charges.

The amount of goodwill, intangible assets and investments in affiliated companies on our consolidated balance sheet is significant. We regularly review our intangible and tangible assets, including identifiable intangible assets, investments in affiliated companies and goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to and may in the future lead to significant additional impairment charges. For example, during the years ended December 31, 2015 and 2014 the Company recorded impairment charges in the total amount of $3.3 million and $1.7 million, respectively following such impairment testing. In 2015, $0.2 million of the total impairment charge was attributed to developed technology and $3.1 million was attributed to customer relationships associated with our subsidiary CoolTouch. Future impairment charges, were they to occur, could have a material adverse effect on our results of operations.

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

We will need to continue to incur significant expenses, which could impact our future profitability.

In order to grow our business and increase our revenues, we need to introduce and commercialize new products, grow our sales and marketing force, implement new software systems, as well as identify and penetrate new markets. Such endeavors have in the past, and may continue to in the future, increase our expenses, including sales and marketing, and research and development. We will have to continue to increase our revenue while effectively managing our expenses in order to achieve sustained profitability. Our failure to control expenses could reduce or eliminate our profitability. Moreover, we cannot provide any assurances that our expenditures will result in the successful development and introduction of new products in a cost-effective and timely manner or that any such new products will achieve market acceptance and generate revenues for our business.

Exchange rate fluctuations could have a material adverse impact on our results of operations.

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollars, Canadian Dollars, British Pounds Sterling, and Chinese Yuan. Inflation in Israel, Europe or Japan, or a weakening of the U.S. dollar against the Euro, the Japanese Yen, or other currencies, may have a material adverse impact on our results of operations and financial results. During 2015, the U.S. dollar depreciated against the New Israeli Shekel by approximately 1.1%, appreciated against the Euro by approximately 10.9%, appreciated against Japanese Yen by approximately 0.4%, appreciated against the Australian Dollar by approximately 12.2%, appreciated against the Canadian Dollar by approximately 19.4%, appreciated against the British Pound Sterling by approximately 4.54% and appreciated against the Chinese Yuan by approximately 5.7%. If the New Israeli Shekel were to strengthen in value in relation to the U.S. dollar, it will become more expensive for us to fund our operations.

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

Third parties have claimed, and may in the future claim, that our current or future products infringe on their intellectual property or trade secret rights, and may seek to interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first 18 months after filing and cannot be discovered until they are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past, have, among other things, led to license agreements pursuant to which we were required to pay license fees to third-party claimants.

We may also become involved in intellectual property litigation in the future. We are currently and may in the future become involved in litigation to protect the patents associated with our products. On January 28, 2016, Syneron brought an action for patent infringement against Invasix, Inc. and InMode MD, Ltd. in the U.S. District Court for the Central District of California alleging, among other things, that the defendants’ Fractora face and skin treatment platforms, devices and methods which comprise energy delivery systems to ablate or coagulate the skin infringe Syneron’s U.S. Patent Nos. 6,148,232; 6,615,079; 8,496,654; 8,579,896 and 9,108,036. Following any successful third-party action for infringement, we may be required to settle the matter or pay substantial damages. In such cases, if we cannot obtain a license or redesign our products, we may have to stop manufacturing, selling and marketing our products, and our business could suffer significantly as a result. Infringement and other intellectual property claims, either against us or to protect our own intellectual property rights, can be expensive and time-consuming to litigate, and could divert management’s attention from our business. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We may in the future become involved in litigation to protect the trademark rights associated with our company name or the names of our products. In addition, names we choose for our products may be claimed to infringe upon names held by others. If we have to change the name of our products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Please see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information” for further details regarding legal proceeding and the risk arising under those proceedings.

If we are not successful in coordinating our business with that of our acquired subsidiaries, then the benefits of our recent acquisitions will not be fully realized and our business and our share price may be negatively affected.

In the last several years, we have acquired various companies. As of December 31, 2015, we and our subsidiaries had approximately 784 employees in a number of countries around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

We entered into these acquisitions with the expectation that they will result in benefits arising out of the business and product synergies between acquired companies and the Company. We have incurred and expect to continue to incur significant costs and commit significant management time to coordinating our subsidiaries’ business operations, technology, development programs, products and personnel with our business. We may experience difficulties integrating the operations of the businesses we have acquired, due to:

•	their diverse geographic locations;

•
inconsistent standards, controls, procedures, system software, and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers, customers and employees;

•	consolidating the subsidiaries’ business into our financial reporting system;

•	implementing internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002;

•	coordinating sales, distribution and marketing functions;

•	regulatory issues; and

•	cultural differences.

As a result of these and other factors, we may not successfully integrate our business with that of our subsidiaries or establish efficient arrangements and agreements with them in a timely manner, or at all, and we may not realize the benefits and synergies of these acquisitions to the extent, or in the timeframe, anticipated. It is also possible that such integration could lead to the loss of key employees, or the disruption, interruption, or loss of momentum in our ongoing business or that of our subsidiaries. Any of these possible outcomes could affect our ability to maintain our research and development, supply, distribution, marketing, customer and other relationships and could affect our business and financial results and, ultimately, the market price of our ordinary shares.

From time to time, we evaluate potential strategic acquisitions of additional companies, technologies and products. We also consider entering into additional joint venture agreements and other collaborations with potential distributors and partners. We may not be able to identify appropriate targets or strategic partners, or successfully negotiate, finance or integrate any such companies, products or technologies. Any acquisition that we pursue could diminish our cash position and divert management’s time and attention from our core operations.

We compete against companies that also have established products and significant resources, which may prevent us from maintaining or increasing market share or operating results.

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc., and Zeltiq Aesthetics, Inc., as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., and Lumenis Ltd and several other smaller specialized companies such as Lutronic, Inc. In the past few years, several large pharmaceutical companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. (which acquired Solta Medical Inc. in 2014), and Merz Pharma Group (which acquired Ulthera, Inc. in 2014). We also face competition from medical products, including neurotoxins, hyaluronic acid injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to energy-based devices. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Competition with these companies and with products that do not rely on technologies that we utilize could result in reduced prices and profit margins and loss of market share, which could harm our business, financial condition and results of operations.

Our ability to compete effectively depends upon our ability to distinguish our company and our products and procedures from our competitors and their products, and includes the following factors:

•	product performance (procedure outcome and time required to achieve results);

•	quality of customer support and service;

•	clinical education of our customers and distributors in the use and efficacy of our products;

•	marketing support to help build our customers’ practices;

•	success and timing of new product development and introductions;

•	intellectual property protection;

•	development of successful distribution channels; and

•	our ability to maintain our existing customer relationships and to develop new customer relationships.

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

We outsource the manufacturing of products under the brand name of Syneron to two subcontractors located in Israel, and some of our consumable products to a subcontractor in China. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. The manufacturing capacity of these subcontractors may be inadequate if our customers place orders for unexpectedly large quantities of our products. If the operations of any of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, even if we were able to obtain new subcontractors to supplement our manufacturing needs, qualifying such subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture products of the required quality.

We manufacture, assemble and test our Candela line of products in our U.S. manufacturing facility. If our facility is damaged or becomes inoperative, we may not be able to deliver our products to customers on time.

We operate an approximately 38,000 square-foot manufacturing facility in Wayland, Massachusetts at which we manufacture, assemble and test our Candela line of products. The products from this facility constitute a substantial portion of our total product revenue. Our inability to utilize this manufacturing facility due to damage or for any other reason may adversely affect our ability to deliver our products to our customers on time, which could significantly impair sales of Candela products and negatively impact our financial condition.

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

Contract manufacturers or suppliers may fail to comply with regulatory requirements, which could result in defective products or the failure to produce our products on a timely basis and in the required quantities, if at all. In addition, contract manufacturers or suppliers experience quality control issues, which could negatively affect the efficacy or safety of our products or cause delays in shipments of our products.

In addition, our indirect subsidiary, Candela Corporation (Candela), uses Alexandrite rods to manufacture the GentleMax™, GentleLASE PRO™, PicoWay®, and the AlexTriVantage™ systems, which together account for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods, and we are not aware of any alternative supplier meeting its quality standards. We cannot be certain that Candela's contract manufacturer will be able to meet Candela's future requirements for such rods at current prices or at all. To date, Candela has been able to obtain adequate supplies of Alexandrite rods in a timely manner, but any extended interruption in its supplies could hurt its results.

We sell our products in a number of countries and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in three locations in the U.S., five locations in Japan, and offices in Canada, Hong Kong, China, Australia, Spain, Germany, Italy, France and the United Kingdom. We primarily depend on third-party distributors in territories in which we do not have offices, and on direct sales operations to sell our products in North America and in parts of Europe and Asia Pacific. Approximately 98% of our revenues were attributable to operations outside of Israel in 2015, of which 38.7% were generated from sales in North America, mainly attributable to sales in the U.S. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

Our international sales and operations subject us to many risks inherent in international business activities, including:

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	distribution center and warehousing logistics, customs clearance, and shipping delays;

•	import and export controls;

•	multiple and possibly overlapping tax structures;

•	changes in tax laws, including those imposing customs duties, and other laws;

•	regulatory practices and tariffs;

•	difficulties staffing and managing our international operations;

•	regional political and economic instability;

•	currency fluctuations; and

•	our third party distributors’ stability.

If our international sales do not continue at the expected pace or suffer from greater challenges than expected, we will not experience our projected growth or will have decreased revenue and our financial results will suffer.

Global rollout of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.

In 2014, we commenced a project for a company-wide enterprise resource planning, or ERP, system. During 2015, the ERP system was rolled out at many of our major subsidiaries, and we plan to complete the global rollout to all our offices during 2016. We have invested and will continue to invest significant capital and human resources to ensure proper ERP functionality. Any major delays, disruptions or deficiencies in the design and implementation of the ERP system, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances, if clearances for future products, product modifications or enhancements, and indications are delayed or not issued, or if there are U.S. federal or state level regulatory changes, our commercial operations could be harmed.

Most of our products are medical devices subject to extensive regulation in the U.S. by the Food and Drug Administration, or FDA, and also by corresponding state regulatory agencies and authorities, for product development, evaluation, manufacturing, labeling, sale, advertising, promotion, distribution, shipping and servicing. These entities regulate and oversee record-keeping procedures, recalls and other field safety corrective actions, post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury, and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. For example, in the United States, state laws, including relevant state regulations governing the medical spas in which certain of our products may be targeted for marketing and use, may vary by state, and may affect who may purchase and use such products. Such regulations, and interpretations thereof, may limit our ability to market our products. Further, the FDA and U.S. state agencies have broad enforcement powers, and our failure to comply with U.S. federal and state regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures, civil penalties or import detention. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities are possible.

In particular, before we can commercially distribute a new medical device, product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the Federal Food, Drug and Cosmetics Act, or the FDCA, or approval of a premarket approval, or PMA, application from the FDA, unless an exemption from premarket review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device with respect to indications for use, technology and safety and effectiveness. Clinical data is sometimes required to support substantial equivalence.

The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including but not limited to preclinical, clinical trial, and manufacturing data, as well as device labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. In certain limited circumstances, FDA marketing authorization may be obtained via a de novo petition. Any of these regulatory processes can be expensive and lengthy and may require the payment of significant fees. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a de novo classification or PMA approval is much more costly and uncertain. PMA approval generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until approval. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

Our currently commercialized products have either received premarket clearance under Section 510(k) of the FDCA or are exempt from FDA clearance or approval. For example, we have received 510(k) clearance for a focused ultrasound system for aesthetic use. Per FDA regulations, the scope of marketing claims we can make about the cleared device is limited to the indications that were previously 510(k)-cleared. If the FDA determines that any of our marketing claims exceed the cleared indications, we may be subject to enforcement action, and/or be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected. As another example, under the FDCA, with the exception of color additives, cosmetic products and ingredients do not require FDA approval before they go on the market. Companies and individuals who market cosmetics have the legal responsibility to ensure the safety of their products. Our topical skin brightening products are marketed in the U.S. without an FDA-approved marketing application, and we believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective. However, FDA regulations limit the type of marketing claims we can make about our topical skin brightening products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the objectionable claims have been corrected. If the FDA determines that a cosmetic is not safe, the FDA may ask a federal court to issue an injunction, request that U.S. marshals seize the products, initiate criminal action, refuse entry of an imported cosmetic, or request that a company recall the relevant product.

We may be unable to obtain or maintain international regulatory qualifications or approvals or CE Certificates of Conformity for our current or future products, for product modifications or enhancements, or for changes to our products’ intended purposes, which could harm our business.

Sales of our products outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. For example, medical device regulations in China have become more demanding, including a recent requirement for software validation documentation. Complying with international regulatory requirements can be an expensive and time-consuming process and obtaining regulatory clearance, approvals or CE Certificates of Conformity is not certain. The time required to obtain foreign regulatory clearance, approvals or CE Certificates of Conformity may be longer than that required for FDA clearance or approvals, and related requirements may significantly differ from FDA requirements. Although we have affixed the CE mark to our products in the European Economic Area (EEA) and obtained regulatory approvals in other countries outside the U.S., we may be unable to maintain regulatory qualifications, clearances, approvals or CE Certificates of Conformity in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain, renew, or modify foreign regulatory approvals, qualifications or CE Certificates of Conformity. If we experience difficulties in receiving, maintaining, renewing or modifying necessary qualifications, clearances, approvals or CE Certificates of Conformity to market our products outside the U.S., or if we fail to receive, renew, modify or maintain those qualifications, clearances, approvals or CE Certificates of Conformity, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

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

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices that we market or sell in the EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive or cause a substantial change to the intended use for which the device has been CE marked. The Notified Body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the Medical Devices Directive. If the assessment is favorable, the Notified Body will issue a new CE Certificate of Conformity or an addendum to the existing certificate attesting compliance with the Essential Requirements and quality system requirements laid down in the Annexes to the Medical Devices Directive.

Consistent with regulatory requirements, we often seek FDA clearance and conformity assessment review by our Notified Body for additional indications for use. Clinical trials in support of such clearances and submissions for conformity assessment by our Notified Body may be costly and time-consuming. In the event that we do not obtain additional FDA clearances or a CE Certificate of Conformity from our Notified Body, our ability to market products in the U.S. and in the EEA and revenue derived therefrom may be adversely affected. Medical devices subject to premarket review may be marketed only for the indications for which they are approved, cleared, or assessed, and if we are found to be marketing our products for off-label or non-approved uses we might be subject to FDA and other competent authorities' enforcement action or have other resulting liability. In addition, if the FDA or the competent authorities in the EEA countries determine that our promotional materials or training constitute promotion of a use which is unapproved or not covered by the CE mark, they could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, an injunction, product seizures, civil fines, criminal penalties or import detention.

Clinical trials may be necessary to support a 510(k) notice or CE Certificate of Conformity. Such trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials may prevent us from commercializing modified or new products and may adversely affect our business, operating results and prospects.

Initiating and completing the clinical trials necessary to support our current and future products will be time consuming and expensive and the outcome of any such clinical trials is uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity of patients to clinical trial sites, the availability of patients meeting the eligibility and exclusion criteria for participation in the clinical trial and patient compliance with the trial protocol. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the performance of our products, or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to the products being tested.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy profiles of a device is required and we may not adequately develop such protocols to support clearance approval, or the CE mark of our products, as applicable. Further, the FDA, foreign competent authorities, or our Notified Body may require us to submit data on a greater number of patients than we originally anticipate and/or for a longer follow-up period, or may change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the regulatory clearance process for the approval, clearance or CE mark of our products or attempted commercialization of our products or may result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA, foreign competent authorities, or our Notified Body may not consider our data adequate to support regulatory clearance, approval, or the CE mark of our products, as applicable. Such increased costs and delays or failures to complete our clinical trials or obtain the results we expect could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance, approval, or CE Certificates of Conformity for or commercialize our products.

We do not have the ability to independently conduct all of our pre-clinical and clinical trials for our products without the participation of third parties. We must rely on third parties such as medical institutions, clinical investigators, contract research organizations and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to a failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Furthermore, our third party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control. In the event of such extensions, delays, suspensions or terminations, we may not be able to obtain regulatory clearance, approval and CE Certificates of Conformity for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

 Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that the FDA, other regulatory authorities, or our Notified Body will agree with our conclusions regarding such trials. The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indicated uses, or patients enrolled in the clinical trials may experience unanticipated adverse side effects, either of which could cause us to abandon or delay further development of a proposed product and may delay the development of other products. Furthermore, any delay or termination of our clinical trials will delay the filing of our product submissions to the relevant regulatory authorities or to our Notified Body and, ultimately, our ability to commercialize such product and generate revenues. Delays in our ability to commercialize our products or the abandonment of proposed product lines in response to clinical trial results could adversely affect our business, operating results and prospects.

Even after clearance or approval for our products is obtained, we and our subcontractors are subject to extensive post-market regulation by the FDA, foreign competent authorities, and our Notified Body. Our failure to meet strict regulatory requirements could result in our being required to stop sales of our products, conduct voluntary or mandatory product recalls, pay fines, incur other costs or even close our facilities.

Even after a device is cleared, approved, or CE marked, there are significant post-market regulations with which we must comply. For example, we are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation, distribution and servicing of our marketed products, as well as applicable laser performance standards. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. Any failure by us or our subcontractors to take satisfactory corrective action in response to an adverse QSR inspection or to comply with applicable laser performance standards could result in enforcement actions against us or our subcontractors.

Later discovery of previously unknown problems with our products, including unanticipated adverse events, adverse events of unanticipated severity or frequency, or manufacturing problems, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device that we manufacture or distribute, fines, suspension variation or withdrawals of regulatory approvals, or CE Certificates of Conformity, import refusals, product seizures, injunctions or the imposition of civil, administrative or criminal penalties, each of which could adversely affect our business, operating results and prospects.

In the EEA, we are also required to demonstrate compliance with similar quality system requirements which are laid down in the relevant Annexes to the Medical Devices Directive. Such compliance can be supported by, among other things, a certificate of compliance with ISO 13485:2003. Demonstration of compliance with the ISO 13485:2003 standard permits manufacturers to benefit from a presumption of conformity with the corresponding quality system requirements laid down in such Annexes to Medical Devices Directive. Failure to comply with such standards could adversely impact our business. The FDA and similar foreign governmental authorities, such as the authorities of the EEA countries, also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Moreover, notified bodies have the power to suspend, vary or withdraw our CE Certificates of Conformity in such circumstances. Manufacturers may, on their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, or other problems with design or labeling.

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

In the EEA, we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the EEA countries, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or instructions for use or an unanticipated adverse reaction or side effect which, directly or indirectly, might lead to or might have led to the death of a patient, user or other person or to a serious deterioration in their health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, results of operations and financial condition.

U.S. legislative or FDA regulatory reforms and EEA legislative regulations may make it more difficult and costly for us to obtain regulatory approval of our new and modified products and to manufacture, market and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress and EEA legislative bodies to revise the process for regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof.

On September 26, 2012, the European Commission adopted a package of legislative proposals designed to replace the existing regulatory framework for medical devices in the EEA. On October 13, 2015, discussions between the European Commission, the European Parliament and the Council of Ministers started with the aim of agreeing to the final text of such regulatory reform. Depending on the outcome of the negotiations, revised regulation of medical devices could be adopted as early as summer of 2016. If and when adopted, the new legislation may prevent or delay the CE marking of our products under development or impact our ability to modify our currently CE marked products to ensure compliance with such regulations on a timely basis.

In addition, FDA and EEA regulations and guidance are often revised or reinterpreted by the FDA and the competent authorities of the EEA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will change, and what the impact of such changes, if any, may be.

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

Regulations of the U.S. Securities and Exchange Commission, or SEC, require certain disclosure by public companies that use specified minerals (tin, tantalum, gold and tungsten), known as conflict minerals, in their products. The rules require companies to annually perform due diligence (and report on the results of such due diligence) regarding whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country ("Covered Countries"), with substantial supply chain verification requirements in the event that the minerals come from, or could have come from, the Covered Countries. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the due diligence procedures that we implement, which may harm our reputation. In 2015, we reported on Form SD that the results of our due diligence were inconclusive and, accordingly, we were unable to determine with a reasonable degree of certainty that the conflict minerals contained in our products did not originate in the Covered Countries or are from recycled or scrap sources.

A portion of our product sales are made through independent distributors and sales agents whom we do not control.

A portion of our product sales are made through independent sales representatives and distributors. Because independent distributors often controls customer relationships (and, in certain countries outside the U.S., the regulatory relationship), there is a risk that if our relationship with a distributor ends, our relationship with end customers associated with the relevant distributor (or our relationship with regulators, as applicable) will be lost. Also, because we do not control a distributor's field sales agents, there is a risk we will be unable to ensure that our sales processes, compliance and other priorities will be consistently communicated and executed by the distributor. If we fail to maintain relationships with our key distributors, or fail to ensure that our distributors adhere to our sales processes, compliance and other priorities, this could have an adverse effect on our operations. For example, during the third quarter of 2015, our CoolTouch subsidiary lost a major OEM distribution contract due an unforeseen change in ownership of the distributor, which adversely impacted our revenue for the quarter.

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

If our products are defectively designed, manufactured or labeled, contain defective components or incorrect product descriptions, claims or labeling or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, as well as underlying tissue or organ damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Since inception, we have been involved, and may in the future be involved, in a number of disputes or legal claims between our customers and their patients related to the use, functionality, and efficacy of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Product liability claims in excess of our existing insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continued coverage, harm our reputation in the industry and reduce product sales. In addition, product liability claims could increase our product liability insurance rates.

Components used in our products are complex in design and defects may not be discovered prior to shipment to customers, which could result in increased warranty and service obligations, reducing our revenue and increasing our costs.

In manufacturing our products, we and our subcontractors depend upon third-party suppliers for various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, our subcontractors, or we use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be easily and inexpensively identified and repaired, we may experience:

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

We forecast sales to determine requirements for our products and, if our forecasts are incorrect, we may experience shipment delays and the inability to meet demand, or increased costs and surplus inventory.

We and our subcontractors keep limited materials and components on hand. To assist in management of manufacturing operations and in order to minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements, subject to limitations on the lead time of our product components and items with long lead times.. We also accept safety stock of long lead time items in addition to the usual lead time. If our business expands more than anticipated, our demand would increase, and we and our suppliers may be unable to meet our demand. If we overestimate our requirements, we and our subcontractors will have excess inventory, increasing our costs. If we underestimate our requirements, we and our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

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

Our results of operations are affected by the level of business activity of our customers, which in turn is affected by global economic conditions and market factors impacting the industries and markets that they serve. Decreased demand by our customers or their patients for our products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and certain global economies and markets continue to experience significant uncertainty and volatility. In addition, tax rates can influence demand for our products. Adverse economic conditions or lack of liquidity in various markets may adversely affect our revenues and operating results. For example, we believe that global economic instability and uncertainty in the last two quarters of 2015 had an adverse effect on our results of operations in EMEA, although we are unable to quantify its effect on our financial results. Were such instability and uncertainty to occur globally or in certain regions or countries, our customers (and their patients) and suppliers may experience financial difficulties or be unable to obtain financing to fund their operations, which may adversely impact their ability or decisions to purchase our products or to pay for our products that they do purchase on a timely basis, if at all. Such economic instability may have a material adverse effect on our business and our ability to borrow money or raise additional capital.

In various jurisdictions in which we operate, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition arrangements with substantially all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from obtaining the expertise that our former employees gained while working for us. For example, Israeli courts have required former employers seeking to enforce non-compete undertakings to demonstrate, among others, that employment by a competitor would result in damage that would threaten the existence of such former employer, that the employee received special compensation in return for such employee's non-compete undertaking, or that the employee action is based on material lack of good faith and use of commercial secrets of the employee's former employer. If we are unable to enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

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

In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell our products in these countries.

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

As of December 31, 2015, we have recognized a net deferred tax asset balance of $20.4 million. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our net operating losses (NOL), the NOLs would expire unused. The Company’s projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or macroeconomics conditions that may cause the Company to not meet its projections. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance, resulting in a charge to results of operations and a decrease to total stockholders’ equity. In addition, if income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

Provisions of our articles of association and Israeli law may delay, prevent or make it difficult to acquire us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as a classified board structure. In addition, the transfer of our technology funded by the Israeli Office of Chief Scientist (including by acquisition) is subject to certain restrictions and approvals of the Office of the Chief Scientist, which provided grants for the development of certain of our technology.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B. “Additional Information – Memorandum and Articles of Association” for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law and our articles of association may delay, complicate or prevent our acquisition, which could prevent a change of control and therefore depress the price of our shares.

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

We are subject to various tax audits in multiple countries, the results of which could adversely affect our financial condition.

We operate our business in a number of countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the tax laws of the countries in which we operate. From time to time, there may be differences of interpretation of applicable tax laws between us and the relevant tax authorities in the countries in which we operate due to tax positions that we have taken. Not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and if they do not, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected.

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

•	timing of any acquisitions and related costs;

•	increase in sales of our consumable offerings and recurring revenues paid to us by our customers as a result of the growth in patient treatments; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

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

U.S. investors in our company could suffer adverse tax consequences if we were to be characterized as a passive foreign investment company

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

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 20692, Tavor Building P.O.B. 550, Israel. Our phone number is +972 (73) 24-42200. The agent for service of process in the U.S. is National Corporate Research, Ltd. Our website address is www.syneron-candela.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

We completed our initial public offering of our ordinary shares on Nasdaq in August 2004. We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency, or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin, and laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

During 2000 and 2001, our primary activity was development of and seeking approval for our first product platform, the Aurora, which utilized our ELOS technology. In subsequent years, we launched additional product platforms that received 510(k) clearance, including products that utilize our ELOS technology that have been distributed worldwide. For a list of current products, see Item 4.B. "Information on the Company – Business Overview – Our Syneron Candela Products".

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

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California. Primaeva developed a minimally invasive radiofrequency aesthetic device called ePrime for the treatment of skin wrinkles and laxity. Launched in 2011, ePrime received 510(k) clearance for wrinkle treatment, employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. For a description, see Item 4.B. "Information on the Company – Business Overview – Our Syneron Candela Products".

On January 5, 2010, we acquired Candela Corporation (Candela), which became our indirect wholly-owned subsidiary. Candela shareholders received 0.2911 shares of our ordinary shares for each share of Candela common stock they owned. We issued approximately 6.7 million shares to acquire Candela. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions. For a description of Candela products, see Item 4.B. "Information on the Company – Business Overview – Our Syneron Candela Products".

In November 2010, we formed a wholly owned subsidiary, Syneron Beauty, to which we transferred our non-professional aesthetic device activities related to our consumer market initiatives, including our ELOS based consumer hair removal mē product. In addition, following the acquisition of Tanda Health and Beauty, Inc. (the acquisition of which is described below), Tanda Health and Beauty, Inc. became a direct wholly owned subsidiary of Syneron Beauty. Tanda Health and Beauty, Inc., which holds the intellectual property dedicated to our home-use initiative, also received a license to some of our other technologies used for other home-use products. Following a joint venture with Unilever Ventures in December 2013, Tanda Health and Beauty Inc. is now a subsidiary of Iluminage Beauty.

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

On February 13, 2012, we acquired 100% of the outstanding shares of Ultrashape Ltd. (Ultrashape), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting, for $12.0 million in cash. Ultrashape was the sole operating entity of Ultrashape Medical Ltd., which traded on the Tel Aviv Stock Exchange (symbol: ULSP), and owned all rights and interests in the fat cell reduction and body sculpting business. Ultrashape's products are approved and commercially available in Europe, Canada, Latin America and Asia. In October 2014, the Company began a full commercial launch of Ultrashape® in the U.S. after receiving FDA approval in April 2014. Revenues from UltraShape are from both product sales and recurring revenues. For a description of Ultrashape® products, see Item 4.B. "Information on the Company – Business Overview – Our Syneron Candela Products". We believe that our UltraShape product has been well received by key industry opinion leaders and customers in the body-shaping fat destruction market, and that UltraShape will be one of our growth engines going forward.

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

On December 9, 2013, we and Unilever Ventures formed a joint venture in home beauty devices: "Iluminage Beauty". The joint venture combined the global business and expertise of Syneron’s aesthetic home-use subsidiary, Syneron Beauty Ltd., and Unilever’s luxury beauty subsidiary, Iluminage™ Inc. The aim of the joint venture is to develop and bring to consumers innovative, high performance beauty solutions for at-home use. Under the joint venture, we sold and transferred our Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty, including Tanda Health and Beauty Inc. In addition, pursuant to the agreement, Iluminage Beauty will enjoy any royalties earned as a result of our Procter & Gamble initiative. Syneron Beauty continues to operate as a subsidiary of Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest up to $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture. Unilever Ventures holds 51% of the equity interest in Iluminage Beauty, and we hold the remaining 49%. For a description of the effects of this joint venture on our financial reporting, see Item 4.B. “Information on the Company – Business Overview – Overview”.

On March 5, 2014, we acquired New Star Lasers, Inc., which conducts business as CoolTouch (“CoolTouch”), for approximately $11.0 million in cash and an earn-out of up to $4 million based on certain milestones to be achieved in 2014 and 2015, which earn-out shall be paid in 2015 and 2016, respectively. The relevant milestones were not achieved in 2014 and 2015, and as a result no earn-out payments were made for 2014 or 2105. During the third quarter of 2015, CoolTouch lost a major OEM customer due to an unforeseen change in ownership of the customer, which adversely impacted our revenue, contributed, among other elements, to a reduction of  CoolTouch’s operating results in 2015 compared to projections, and to a goodwill and intangible assets impairment of approximately $5.6 million for 2015. Given this development, we are evaluating alternatives for the CoolTouch OEM and overall business. CoolTouch develops, manufactures and markets the CoolTouch family of products. For a description of CoolTouch products, see Item 4.B. "Information on the Company – Business Overview".

Principal Capital Expenditures

We had capital expenditures (including investments in affiliated companies) of approximately $4.9 million in 2015, $2.8 million in 2014, and $3.7 million in 2013. We expect our capital expenditures in 2016 to be approximately $4.0 million, and to consist of purchase of general equipment. We have financed our capital expenditures with our cash and investments portfolio.

B.           BUSINESS OVERVIEW

Overview

Syneron, which is both the parent company and an operating company, is principally engaged in the manufacture, research, development, marketing and sales worldwide, directly to end-users and also to distributors, of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners. Our products consist principally of professional aesthetic devices. Our revenues are comprised of product sales, product-related services, and consumables. These services and consumables comprise our recurring revenue model. Our recurring revenue model is based on the sale of consumables, mainly associated with our growth engine platforms, including UltraShape, Profound and PicoWay brand names, and patient treatment fees. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments, which will have recurring revenue and consumables components.

Syneron has a number of subsidiaries, the largest of which is Candela Corporation. Candela is also an operating company with products sold mainly under the Candela brand name. Syneron sells its products to the medical aesthetic market, which is mainly privately paid. On a global basis, the medical aesthetic market is estimated to have generated $6.6 billion in global revenues in 2015 and is expected to experience 12% compounded annual growth through 2019, according to the American Society for Aesthetic Plastic Surgery. This expanding market, together with Syneron's core technological capabilities and strategic plan to focus on its growth engines products including body shaping and recurring revenues, are expected to contribute to our growth.

Until January 1, 2014, we broke out our financial results into two segments: our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide. Our EBU segment consisted primarily of our non-professional aesthetic devices products, which were targeted at home-use consumers, and other emerging businesses, including Syneron Beauty (now a subsidiary of Iluminage Beauty), elure and Light Instruments.

As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, the Company started reporting as one business segment for financial reporting purposes on January 1, 2014 and no longer reports the results of the EBU segment separately. The Company's financial reporting segment information was prepared in accordance with ASC 280, "Segment Reporting,” and the Company considered this accounting standard when it determined to report as a single business unit. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. Since we no longer had control over the performance of Iluminage Beauty, and since the remaining EBU segment revenues and business did not make up a material portion of the Company’s overall revenues and business, we decided not to classify either Iluminage Beauty or the remaining EBU segment revenues and business as a separate operating segment. Upon the closing of the joint venture agreement with Unilever Ventures, we recorded an asset of $24.7 million as the fair value of our 49% equity interest in Iluminage Beauty joint venture on our balance sheet. For additional information on our Iluminage Beauty joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History". See Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Year Ended December 31, 2015 and 2014” and Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Our Products

We have strong core technological capabilities in all segments of the aesthetic energy based devices marketplace and in all energy modalities. This wide range of technologies, together with extensive clinical work that we perform both internally and at key industry opinion leader locations, enables us to choose the right energy and protocol for each application. Our core technological capabilities cover ultrasound, RF, laser and electrical-optical (ELOS) energy.

Our ELOS technology is embedded in some of our aesthetic product platforms, which consist of multiple hand pieces and a console that incorporates the RF energy and optical energy sources, sophisticated software and a simple, user-friendly interface. The key benefits of our technology to our customers include enhanced control of treatment depth and selectivity for enhanced safety and increased patient comfort, and continuous temperature measurement and automated parameter adjustment to reduce the risk of burns.

Our products, which we sell primarily to physicians and other qualified practitioners, are used for a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, tattoo removal, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference. Changes in demand for our products due to seasonal buying patterns and other factors tend to increase our revenues in the second and fourth quarters and decrease our revenues in the first and third quarters compared to other periods during the year.

New Products and Growth Segments

A number of our new products that we launched since the middle of 2013 are designed to support the Company's strategy to move toward a business model that emphasizes recurring revenues and ongoing partnerships with physicians. These products carry a disposable component or have embedded pay per procedure features.

Body Shaping

Body shaping is one of the fastest growing segments of the aesthetic medical industry, according to Medical Insight, Inc. With the acquisition of Ultrashape technology in February 2012 and with Velashape technology, we are well positioned to offer a wide range of solutions for practitioners looking to provide body shaping procedures.

UltraShape Product. UltraShape develops innovative products for fat cell destruction and body shaping intended for non-invasive reduction in abdominal circumference. UltraShape is a complete solution for body shaping that delivers fat destruction results using “non-thermal” focused ultrasound technology. UltraShape is indicated outside of the U.S. market for non-invasive aesthetic body contouring, and inside the U.S. for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. UltraShape is approved and commercially available in the U.S., Canada, Europe, Latin America, and parts of Asia. After receiving FDA clearance in April 2014, a full commercial launch of UltraShape took place in the U.S. in the fourth quarter of 2014. Additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers were cleared by the FDA in October 2014. The U-Sculpt transducer also delivers focused ultrasound treatment and is smaller and 50% lighter than the previous full-size transducer. We continue to work on enhancements to this product, and plan to launch an upgraded version and new indications in 2016.

VelaShape Product. In September 2013, we announced FDA clearance and CE mark approval for VelaShape III, which provides an effective solution for non-invasive body contouring for a wide range of patients and treatment areas. VelaShape III builds on the original VelaShape technology in non-invasive body contouring and cellulite reduction, and is designed to reduce the number of necessary treatments while increasing the percentage of patients who respond to treatment. In August 2007, our original VelaShape® platform received FDA 510(k) pre-market clearance in the U.S. and CE Mark certification in the European Union for the reduction of thigh circumference (FDA) and body contouring (CE). This announcement marked the first FDA clearance and CE mark certification for a product designed to reduce the circumference of the body. In June 2009, we launched VelaShape II for cellulite and circumferential reduction resulting in body contouring. In May 2013, we announced enhancements to the VelaShape II system, which included a new treatment protocol and disposable cover for circumferential reduction, which offers patients the same efficacy with 50% fewer treatment sessions.

Face and Skin

Facial and skin tightening is one of the largest segments of the aesthetic medical industry. Our Profound and PicoWay products target the areas of facial rejuvenation and tattoo removal, respectively.

PicoWay. PicoWay is an innovative dual wavelength (1064 nm and 532 nm) Picosecond laser which enables removal of multi-colored tattoos, recalcitrant tattoos and benign pigmented lesions on any skin type. PicoWay's unique system is based on delivering ultra-short Picosecond pulses of energy to the tissue. These bursts of energy create a photo-mechanical impact which breaks up the tattoo ink or pigmentation into smaller, more easily eliminated particles. PicoWay received CE mark in July 2014 and international marketing began in November 2014. FDA clearance was received in October 2014 and the U.S. launch began in November 2014.

Profound. In the second quarter of 2015, we launched our Profound product, a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles based on our Primeava technology. Profound employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis.

Together the above key growth drivers for the Company contributed approximately $54 million of our 2015 revenues, or 19% of the Company's consolidated revenue for 2015.

Core products

Hair Removal Products

GentleMax Pro™ . GentleMax Pro is our flagship laser workstation for hair removal and other treatment indications. Optimized for speed and reliability, it provides two treatment wavelengths, improved delivery system ergonomics over previous generation lasers, and a smart user interface that minimizes errors associated with the operator learning curve. With pulse durations from 0.25ms to 300ms, a 2Hz repetition rate, DCD epidermal protection and treatment spots from 1.5 mm to 24 mm, GentleMax Pro is one of the fastest and most versatile aesthetic laser workstations in the market today.

The Gentle Pro-U series. This series includes two upgradable, single-wavelength variants of the GentleMax Pro system. The 755 nm GentleLase Pro-U and the 1064 nm GentleYAG Pro-U provide high treatment energies and offer the advantages of the GentleMax Pro™ in single wavelength formats. The GentleLase Pro-U is an alexandrite laser for hair removal, vascular and pigmented lesions. The GentleYAG Pro-U is an Nd:YAG laser for hair removal, vascular lesions, and skin rejuvenation. Both of the Pro-U configurations feature pulse durations from 0.25 ms to 300 ms, high repetition rate operation and are compatible with optional specialty delivery systems which add additional treatment capabilities. Both can be upgraded to the complete GentleMax™ Pro configuration for optimum flexibility.

eLase Product. The eLase™ system with Motif™ laser hair removal system is available in select European and Asian markets. The eLase system combines our proprietary ELOS bipolar radio frequency energy with diode laser energy. This combination allows the system to utilize less optical energy during treatments, increasing patient safety for all skin types. The system features the Motif™ LHR hair removal applicator with Motif™ mode that leverages the energy combination to allow high frequency, lower energy treatments with less pain and with shorter treatment times than competitive devices. The system also includes a Motif™ IR applicator that can be used for fractional facial rejuvenation procedures with zero patient downtime, expanding the capabilities of the eLase system beyond hair removal procedures.

Face and Skin Products and Platforms

elōs Plus® Product. elōs Plus is a multi-platform system featuring our proprietary elōs technology. FDA clearance for elōs Plus™ in July 2012 followed the international launch of this system in Europe and Asia. This system is customizable or upgradable utilizing up to 10 in-demand aesthetic applicators, which also includes the Sublative™ and Sublime™ applications. A fifteen-inch touch screen offers ease-of-use through guided treatment modes for all applications. In July 2015, we launched Enhanced Energy capabilities for elos Plus’ Sublative and Sublime applications, enabling providers to use higher energies for treatment, if needed. In August 2015, we launched the triniti Plus combination therapy for elos Plus, featuring the SR/SRA applicators, the Sublative applicator and the Sublime applicator, which allows providers to combine the benefits of these three applications in one treatment session. In September 2015, we launched the Motif Vantage module for elos Plus, a large spot size hair removal applicator with diode + RF technology.

Vbeam Perfecta™. Vbeam Perfecta uses pulsed-dye laser technology to treat vascular and pigmented lesions, including port wine stains, birthmarks, rosacea, leg and facial veins, and post-operative bruising, provides skin rejuvenation by the reduction of diffuse redness and treats pigmentation, scars, warts, psoriasis and hemangiomas. The Vbeam Perfecta uses micro-pulse technology for purpura-free results and includes DCD cooling for epidermal protection and a smart user interface which provides recommended treatment parameters to reduce the operator learning curve.

eMatrix Product. The eMatrix™ treatment system is a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing. The eMatrix utilizes our Matrix RF technology for fractional tissue heating to provide ablation and effective resurfacing. With the Select Pulse feature, our customers can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

CO2RE Product. CO2RE is a carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation. In September 2015, we received expanded FDA clearances for CO2RE which include new indications for a variety of medical specialties including plastic surgery, dermatology, gynecology and genitourinary, among others. In 2015, we received FDA clearance for approximately 90 additional indications for use for our CO2RE platform including the new CO2RE Intima application for gynecological and genitourinary indications.

eTwo Product. The eTwo™ platform, together with its Sublime™ and Sublative™ applications, have FDA and CE mark approval for dermatological procedures requiring ablation and resurfacing in addition to non-invasive wrinkle treatment. The eTwo platform offers several features which maximize treatment options, including the Sublime application utilizing the ELOS combination of infrared light and bipolar radio frequency energies, and the Sublative application with Sublative iD™ tips. In July 2015, we launched the Enhanced Energy capabilities for eTwo’s Sublative and Sublime applications enabling providers to use higher energies for treatment, if needed.

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

Sublative Technology. In April 2013, we announced the market launch of our proprietary Sublative technology for the removal or modification of the appearance of acne scars. The acne scar treatment is available on all of the Syneron Sublative compatible systems, which includes elōs Plus™, eTwo™ and eMatrix™. Syneron’s Sublative technology uses bi-polar fractional radiofrequency (RF) energy to effectively treat acne scars. Due to its unique design, energy can be delivered beneath the surface of the skin to maximize collagen production while preserving the top layer of skin intact.

AlexTriVantage™ . AlexTriVantage is a Q-switched, all-color tattoo and pigmented lesion solution providing multi-wavelength output through "laser-pumped-laser" hand piece technology. It also includes a long pulse mode which offers advanced rejuvenation treatments for a wider variety of pigmented lesions, particularly in the Asian skin type where post-treatment hyper pigmentation is a problem. AlexTriVantage also has a smart touch-screen user interface which provides recommended treatment parameters to reduce the operator learning curve.

Dynamic Cooling Device (DCD). DCD is a device featured on many of our lasers which cools the top layer of the skin while leaving the targeted underlying hair follicle, vein or other structure at normal temperature. By providing this type of epidermal protection, higher levels of laser energy can be delivered during treatment, while minimizing thermal injury, pain, and the inconvenience associated with anesthetic treatments. The design of the DCD enabled hand pieces allow the practitioner to clearly see the area being treated, while the combined efficiency of the lasers and DCD reduces the risks of overtreatment. Currently, DCD is available as an option on our Gentle Pro and Vbeam Perfecta laser systems.

CoolTouch Products

CoolTouch Products include lasers that utilize CoolTouch’s signature 1320 nm wavelength laser, along with other wavelengths and complementary technology, to address a variety of medical and aesthetic indications. The product family also includes a variety of single-use disposable fiber optics, hand pieces and accessories. CoolTouch products have been approved for use by the FDA and are exclusively made at CoolTouch's Roseville, California facility. CoolTouch has an ISO 13485 certified quality system, is GMP qualified and select CoolTouch products bear the CE mark. CoolTouch products include:

The CTEV(TM) Micro-Pulsed Laser. This laser is used for endovenous ablation of varicose veins. The Nd:YAG laser with high peak power (up to 4000 watts) and micro-pulsing nature provides less thrombus formation and vein perforations than comparable treatments. In addition, the 1320nm wavelength provides appropriate depth of penetration and water absorption for uniform vein coagulation, resulting in better long-term outcomes for patients.

The StoneLight30™ Holmium Laser. This laser is used in urological treatments. At 30 watts and 3.0 joules and featuring Burst Mode Technology, the StoneLight30 delivers the power and energy necessary to fragment most kidney stones. The laser delivers four pulse widths – 150µs, 300µs, 700µs and 800µm – offering multiple settings for treating stones as well as soft tissue.

Light Instruments Products

LiteTouch Systems. The LiteTouch system is a dental laser system used for treatment of oral soft and hard tissue. With a small footprint, LiteTouch™ saves floor space and facilitates integration into any clinic. With “laser-in-handpiece” technology, LiteTouch™ offers a high energy, non-fiber Er:YAG dental laser for treating hard, soft and maxilla facial tissue laser treatments, thus providing a wide array of treatment parameters.

RBT Products

eLure Products. Already available in the U.S. and some locations internationally, elure™ topical skin brightening products received regulatory approvals in Korea and registration notification in Japan in August 2013 and February 2014, respectively. In July 2014, eLure received clearance from the Chinese Food and Drug Administration. As of 2015, eLure products were available in China and South Korea through distribution by physicians and aesthetic medical chains. To the Company's knowledge, elure is the only clinically proven range of skin brightening products developed with the natural enzyme formulation Melanozyme® to diminish the appearance of existing discoloration and dark spots while correcting uneven skin tones. Unlike several other skin brightening products in the market, the elure product line does not contain Hydroquinone, which may have certain unwanted side effects.

Product Details

Our products, which address a wide variety of treatment alternatives. generally consist of one or more hand pieces and a console that incorporates multiple energy sources, software and a user-friendly interface. In order to deliver to our professional users the ability to generate increased revenue through additional service offerings, many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty. The products that we currently market or service as of March 1, 2016 are summarized in the table below.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
UltraShape Contour I V3	Non- invasive fat reduction for body contouring	Physicians	Ultrasound	U.S.: Third quarter 2014. Rest of the World: First quarter 2010.
VelaShape II & III	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third quarter 2009. Rest of World: Third quarter 2009. VS III – Introduced globally in the third quarter of 2013, and commercially launched in the U.S. in the fourth quarter of 2013.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
VelaSmooth Pro	Appearance of cellulite, Thigh circumference reduction, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth quarter 2009.
CO2RE	Skin resurfacing, Wrinkles & scar reduction CO2RE Intima for gynecological and genitourinary treatments in the vaginal and vulva areas.	Physicians	Laser	U.S.: Fourth quarter 2010. Rest of World: Fourth quarter 2010. CO2RE Intima US: First quarter 2016.
eLase	Traditional fractional ablative treatments, Hair removal, Wrinkles treatment	Aestheticians Medical Spas	Laser + RF	U.S.: Fourth quarter 2010. Rest of World: Fourth quarter 2011.
eLaser	Hair removal, Wrinkles treatment, Leg veins treatment, Other vascular lesions treatment	Physicians	Laser + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.
eLight	Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction (ST), Vascular + pigmented lesions (SR/SRA)	Physicians	Light + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.
eMatrix	Ablation and resurfacing of the skin, Wrinkle treatment	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2008. Rest of World: Fourth quarter 2008.
eMax
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + pigmented lesions (SR/SRA)

		Physicians	Light + RF / Laser + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.
Profound	Facial wrinkles, Skin Laxity	Physicians	RF Needle Array	U.S.: First quarter 2011. Rest of World: First quarter 2011.
eStyle with Motif	Motif hair removal, Improving the skin's appearance, Acne treatment, Wrinkle reduction, Skin tightening (ST) Vascular + pigmented lesions (SR/SRA)	Aestheticians Medical Spas	Light + RF	Rest of World: First quarter 2006. Motif applicator - Second quarter 2012.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
eTwo	Ablation and resurfacing of the skin, Wrinkles treatment, Skin laxity / contouring (ST)	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2011. Rest of World: Fourth quarter 2011.
elōs Plus
Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction, Leg veins treatment, Other vascular lesions treatment, and Treatment of wrinkles with the ST applicator, Vascular + pigmented lesions (SR/SRA)

		Physicians	Sublative Fractional RF	U.S.: Second quarter 2012. Rest of World: Second quarter 2012.
Adeline Star	Ablation and resurfacing of the skin, Wrinkles reduction, Skin laxity / contouring (ST)	Aestheticians Medical Spas	Sublative Fractional RF	Rest of the World: Fourth quarter 2014.
Adeline V	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: First quarter 2015.
AlexTriVantage	Tattoo and pigmented lesion solution	Physicians	Laser	U.S.: First quarter 2007. Rest of World: First quarter 2007.
GentleLase Pro™	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2011.
GentleLase Pro™ LE	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	Rest of World: Third Quarter 2012.
GentleLase Pro-U	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.
GentleMax/Pro	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2007. Rest of World: Second quarter 2007. Pro: US: Fourth quarter 2011.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
GentleYAG	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: First quarter 2004. Rest of World: First quarter 2004.
GentleYAG Pro-U	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.
Mini GentleLASE™	Hair removal, Vascular lesions, Wrinkles reduction, Treatment of pigmented lesions	Physicians	Laser	U.S.: First quarter 2003. Rest of World: First quarter 2003.
PicoWay	Pigmented lesions and tattoos of various types and colors on any skin type	Physicians	Laser	U.S.: Fourth quarter 2014 for tattoo removal, second quarter 2015 for pigmented lesions and Resolve handpiece, Rest of the World: Fourth quarter 2014 for tattoo removal and pigmented lesions.
Vbeam Perfecta	Vascular lesions elimination including port wine stain birthmarks, Rosacea, leg and facial veins, Post-operative bruising, Skin rejuvenation treatment	Physicians	Laser	U.S.: Second quarter 2005. Rest of World: Second quarter 2005.
Elure	Skin brightening	Physicians	N/A	U.S.: Fourth quarter, 2010. Rest of World: Fourth quarter, 2010.
LiteTouch	Dental laser	Dentists	Laser	U.S.: First quarter 2007. Rest of World: First quarter 2007.

(1)
Regulatory clearance has been received in the U.S. and Europe for each indicated application for all products. In each market in which our products are sold, other than the U.S. and most European countries, our distributors are responsible for obtaining regulatory approvals.

(2)	Improving the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions.

Sales and Marketing

We market our devices primarily to dermatologists, plastic surgeons, other cosmetic physicians and qualified practitioners. We also focus on aestheticians and medical spas throughout the world. We believe our products represent a significant opportunity for practitioners to deliver improved patient treatment results and increase their ability to generate additional revenue.

We sell our products using our direct sales forces in our subsidiaries in the U.S., Canada, Spain, France, Germany, Austria, Portugal, Italy, United Kingdom, Israel, China, Hong Kong, Japan and Australia, and indirectly through distributors in a total of approximately 90 countries throughout Europe, the Middle East, Africa, the Asia Pacific region, and South and Central America. Our U.S. and Canadian sales efforts are both headquartered in the United States in Irvine, California and Wayland, Massachusetts.

With body shaping being the fastest growing segment of the aesthetic device market, the Company made a strategic decision in 2014 to focus on growing our sales in this market segment by investing in a new business approach for this area. Following this decision and the FDA's approval of UltraShape in April 2014, we created a separate sales force dedicated to our UltraShape and VelaShape III body shaping business in North America, consisting of capital equipment representatives that sell our devices to our customers, and our practice development partners (PDPs) that provide post-sale support to our customers. Our PDPs help our customers plan and initiate various marketing campaigns to drive utilization of our UltraShape, such as through open houses, mini-sites for the customers, and billboard advertising. In 2015, as part of our body shaping strategy, we spent significant resources to build our North America sales force. As of February 22, 2016, we had a team of 53 direct sales representatives in North America focused on our aesthetic business and a team of 45 capital equipment representatives and PDPs focused on our body shaping business. We believe the buildup of our North America sales force is largely complete and that to be successful we will need to leverage this new sales force to generate additional revenues to offset the significant expenditures associated with the build-up. Additionally, we utilize public relations and other direct-to-consumer marketing campaigns to continuously increase consumer awareness of our UltraShape and VelaShape III products, including our collaboration with Allergan in which Allergan is promoting our products through their customer loyalty program.

Our customer support strategy worldwide is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. For Candela products sold in North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron products sold in North America, we offer a three year warranty for disposable applicator, parts and regular system maintenance. The small size and weight of Syneron products enable us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the event of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers. For Candela and Syneron products sold outside of North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron applicators outside of North America, we offer a one-year warranty or a warranty based on the number of pulses (the number of pulses varies for each applicator), whichever comes first, which includes product maintenance that offers next-day delivery of replacement products.

Our gross sales and marketing expenditures were $82.4 million in 2013, $80.7 million in 2014, and $97.2 million in 2015. The increase in 2015 in comparison to 2014 was mainly due to the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping sales team, while the decrease in 2014 compared to 2013 was mainly due to the fact that expenses of Syneron Beauty were excluded in 2014 due to the deconsolidation of Syneron Beauty as result of our contribution of such subsidiary to our joint venture with Unilever Ventures.

Company Consolidated Revenues by Geographic Region

	Year ended December 31,
	2015		2014		2013
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$107,527	38.70%	$91,825	35.90%	$90,618	35.20%
Europe and Middle East (excluding Israel)	79,615	28.65%	82,786	32.30%	87,539	34.10%
Asia-Pacific (excluding Japan)	62,324	22.43%	44,406	17.40%	39,744	15.50%
Japan	16,193	5.83%	25,460	10.00%	26,409	10.30%
Israel	4,461	1.61%	3,217	1.30%	4,620	1.80%
Other	7,729	2.78%	8,056	3.10%	7,985	3.10%
Total	$277,849	100.00%	$255,750	100.00%	$256,915	100.00%

Approximately 98% of our revenues were attributable to operations outside of Israel in 2015, of which 38.7% were generated from sales in North America, mainly attributable to sales in the U.S. While a significant part of our revenues and expenses are denominated in U.S. dollars, a portion of our revenues and costs are incurred in various other currencies, which can cause fluctuations in our results of operations and financial results.

Manufacturing

Syneron's products are mainly outsourced to third-party manufacturers, while Candela and CoolTouch mainly manufacture their own products.

Syneron's Product Line

We outsource manufacturing of our Syneron devices while maintaining control over each step of the production process. We believe that outsourcing allows us to manage our inventory levels more efficiently and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures. We use two principal manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001, as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product on a fully-assembled, turnkey basis. We control and monitor the quality of our products by testing each product and through extensive involvement in the production process at the facilities of our subcontractors.

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

Candela uses Alexandrite rods to manufacture the GentleMax™, GentleLASE™, Mini GentleLASE™, GentleLASE Pro™, PicoWay® and the AlexTriVantage™ systems, which account for a significant portion of Candela’s total revenues. Candela depends exclusively on its contract manufacturer to supply these rods. To date, Candela has not experienced significant delays in obtaining dyes, optical and electro-optical components, electronic components, Alexandrite rods and other raw materials for its products. Candela believes that over time alternative component and subassembly manufacturers and suppliers can be identified if its current third party manufacturers and suppliers fail to fulfill its requirements.

CoolTouch's Product Line

Our subsidiary CoolTouch designs, manufactures, assembles and tests its branded products at its Roseville, California facility. The CoolTouch family of products utilizes New Star Lasers’ 1320 nm wavelength laser, along with other wavelengths and complementary technology, to address a variety of medical and aesthetic indications. The product family includes several laser console systems and associated single-use disposable hand pieces and accessories, each of which has received FDA clearance. The CoolTouch facility is ISO 13485 certified and GMP qualified. Select CoolTouch products bear the CE mark.

Research and Development

Our internal research and development activities are conducted internally by a staff consisting of 102 employees (including employees of Candela, Ultrashape, CoolTouch and other subsidiaries) as of the end of 2015. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. The technologies used to develop such new products and applications are based on both ELOS technology and other aesthetic applications. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2016 and 2017.

Our gross research and development expenditures were $30.0 million in 2013, $24.6 million in 2014 and $25.3 million in 2015. The slight increase in expenditures in 2015 was mainly due to costs related to clinical trials and our ongoing efforts to develop new products. We estimate our gross research and development expenditures for 2016 will be approximately $23 million.

Each research and development team works with its operations group to design its products for ease of manufacturing and assembly, and with its marketing group to create and respond to market opportunities. This interaction between functional groups facilitates the introduction of new products with a balance of features, clinical benefits, performance, quality, and cost. To accelerate new product development, our research and development efforts rely on both internal development and the services of independent engineering and development firms. An example of technology developed through such joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. In addition, our Profound device contains treatment methods licensed from Massachusetts General Hospital. When we discover new technologies or applications with commercial potential, we assemble a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality and invention assignment agreements and contractual clauses to protect our intellectual property rights. As of March 1, 2016, our patent portfolio (including patents held by our subsidiaries) consisted of 186 issued U.S. patents, 88 patent applications pending in the U.S., 201 issued international patents, and 229 patent applications pending internationally. We expect to file future patent applications in the U.S. In addition, we have filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for certain applications.

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

Our registered trademarks include among others SYNERON, ELOS, CANDELA, ULTRASHAPE, LITETOUCH, VelaShape, VelaSmooth, SUBLATIVE, eTwo, eMax, ePRIME, eLase, elosPlus, ELURE, MOTIF, CO2RE, eMatrix, MATRIX IR, MATRIX RF, REFIRME, SCIENCE.RESULTS.TRUST, TRINITI, TRANSCEND, ALEX TRIVANTAGE, SMOOTHBEAM, VBEAM, GentleMax, GentleYAG, GentleLASE , PICOWAY, PROFOUND, and COOLTOUCH. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada and certain other countries.

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

Competition

Although we are a global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We historically competed against products offered by companies that were mainly active in the aesthetic device market, including Cutera, Inc., Cynosure, Inc., Lumenis Ltd., Zeltiq Aesthetics Inc., Sciton, Inc., Alma Lasers Ltd., and Lutronic, Inc., and several other smaller specialized companies. In the past few years, several large pharmaceutical companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc. (which acquired Solta Medical Inc. in 2014), and Merz Pharma Group (which acquired Ulthera, Inc. in 2014). In addition to competing against laser and other light-based products, our products compete against conventional non-light based treatments, including botulinum toxin (neurotoxins) and hyaluronic acid injections, face lifts, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. In our efforts to enter new markets or expand our market share in foreign markets, including in the U.S., we may compete with companies that have well-established products and customer relationships, which could inhibit our market penetration efforts. For example, in the fourth quarter of 2015, Cynosure launched a fat destruction product, which like Zeltiq may become an additional competitor to our fat destruction products.

Competition among providers of laser, other light-based or other energy-based products in the aesthetic medical market is characterized by extensive research and clinical efforts and rapid technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use laser, light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may over time result in price reductions and reduced margins for our products.

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

Government Regulation

Our products are medical devices and cosmetics subject to extensive and rigorous regulation by the FDA, as well as other U.S. and foreign regulatory bodies. The FDA’s regulations govern, among other things, product development, testing, manufacturing, labeling, storage, premarket clearance (referred to as 510(k) clearance), premarket approval (referred to as PMA approval), promotion (and advertising of restricted devices), and sales and distribution. If the FDA finds that we have failed to comply with the agency’s requirements, the agency can institute a wide variety of enforcement actions, including for example issuance of warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of clearance or approval of products or those of our third-party suppliers; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; import detention; and criminal prosecution.

Access to U.S. Market. Each medical device that we wish to commercially distribute in the U.S. will, unless exempt, likely require premarket authorization (as more fully described below) from the FDA prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either class I or II, which, unless considered 510(k)-exempt by FDA, generally requires the manufacturer to submit a premarket notification requesting 510(k) clearance or de novo marketing authorization. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or to a “preamendment” class III device (in commercial distribution before May 28, 1976) for which PMA applications have not been required, are placed in class III~~,~~ requiring PMA approval. Reclassification of a product with no direct predicate device to class II may be possible through a de novo petition.

510(k) Clearance Process. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device”, i.e. a legally marketed class I or class II device or a preamendment class III device for which the FDA has not called for PMA applications.

The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can take longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance, de novo clearance, or could even require a PMA approval. The FDA requires that each manufacturer make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with that decision, for example, if the FDA determines that the modification(s) to the previously cleared products (for which the company concluded that new clearances or approvals are unnecessary) require a new premarket submission to FDA, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) or de novo clearance or PMA approval is obtained. The FDA may not approve or clear our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) or de novo clearance or premarket approval of new products, new intended uses or modifications to existing products. Failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business. We may also be subject to significant regulatory fines, penalties, import detention and/or other enforcement actions.

Laser devices used for aesthetic procedures, such as hair removal and treatment of wrinkles, have generally qualified for clearance under 510(k) procedures.

We received FDA clearance to market the ePlus Skin Treatment system with 10 applicators in 2012 for dermatological procedures including permanent hair reduction (DS, DSL applicators), treatment of vascular lesions (LV, LVA applicators), non-invasive wrinkles treatment (WRA, Sublime applicators), benign vascular and pigmented lesions treatment (SR, SRA applicators), treatment of moderate inflammatory acne vulgaries (AC applicator), dermatological procedures requiring ablation and resurfacing of the skin, and for treatment of facial wrinkles (Sublative RF applicator). We received FDA clearance to market the eTwo Skin Treatment system with two applicators in 2011 for dermatological procedures including non-invasive wrinkles treatment (WRA, Sublime applicators), ablation and resurfacing of the skin, and treatment of facial wrinkles (Sublative RF applicator) and received an FDA clearance in 2014 for enhanced energies for both Sublative RF and Sublime applicators.

We received FDA clearance to market the VelaSmooth Shaper system in 2005 for the relief of minor muscle aches and pain, relief of muscle spasm, temporary improvement of local blood circulation, temporary reduction in the appearance of cellulite. The VelaSmooth Shaper and the VelaShape system were also cleared for the indication for temporary reduction of thigh circumference in 2007. We received FDA clearance to market the Transcend system in 2013 for temporary reduction in the circumference of the abdomen.

We received FDA clearance to market the UltraShape (Contour I V3.1) system with an ultrasound transducer in April 2014 for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. Contour I V3.1 is intended for non-invasive reduction in abdominal circumference. Syneron received FDA clearances for marketing of the modified UltraShape system with an additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers in October 2014.

We received FDA clearance to market the LipoLite (eLipo) system in 2007 for dermatological procedures requiring incision, excision, vaporization, ablation and coagulation of soft tissue and for laser-assisted lipolysis. LipoLite was discontinued in 2015, and was succeeded by CoolLipo, our next-generation product for this market. We received FDA clearance to market the eMatrix CO2 in 2010 for dermatological procedures requiring ablation, coagulation and resurfacing of soft tissue, including skin. In 2015, we received FDA clearance for approximately 90 additional indications for use with our CO2RE product.

Our indirect subsidiary, Candela, received FDA clearance to market the GentleLASE™ family of products for the treatment of dermatological vascular lesions in 1997, hair removal in 1998, permanent hair reduction in 2000, treatment of wrinkles in 2003, and benign pigmented lesions in 2011. Candela received clearance to market Smoothbeam mid-IR diode laser in 2002 for dermatological procedures relating to the ablation, incision, excision, and vaporization with hemostasis of soft tissue and the treatment of periorbital wrinkles, and for back acne indications also in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types and treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of red pigmentation in hypertrophic and keloid scars where vascularity is an integral part of the scar, vascular lesions, and the coagulation and hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions, cutaneous lesions and periorbital wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also, in December 2006, Candela received FDA clearance to market its GentleMAX™ product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles. In October 2014, Candela received FDA clearance to market its PicoWay system for tattoo removal. In April 2015, Candela received FDA clearance to market its PicoWay product with the additional intended use of removal of benign pigmented lesions.

Under the Food, Drug, and Cosmetic Act, with the exception of color additives, cosmetic products and ingredients do not require FDA approval before they go on the market. Companies and individuals who market cosmetics have the legal responsibility to ensure the safety of their products. Our topical skin brightening product line, eLure, is marketed in the U.S. without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval because they are classified as cosmetics and are generally regarded as safe and effective.

PMA Approval Process. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) or de novo process and is not exempt from premarket review. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical and clinical trials, and by appropriate manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Clinical Studies. A clinical study is generally required to support a PMA approval application and is sometimes required for a 510(k) premarket notification or a de novo petition. Studies of “significant risk” devices require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that there is reason to believe that the risks to human subjects from the proposed investigation are outweighed by the anticipated benefits to human subjects, the importance of the knowledge to gained is scientifically sound, and that there is reason to believe that the device as proposed for use will be effective. Clinical studies may begin once the IDE application is approved by the FDA for a specified number of patients and by the appropriate institutional review boards at the study sites. For “nonsignificant risk” devices, one or more institutional review boards must review and approve the study prior to initiation, but submission of an IDE application to the FDA for approval is not required. Both types of studies are subject to informed consent record keeping, reporting and other IDE regulation requirements.

Post-Market Regulation. After the FDA clears a device to enter commercial distribution, numerous regulatory requirements apply, including:

•
Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	Labeling regulations, including the FDA’s general prohibition against promoting products for un-cleared, unapproved or “off-label” uses; and

•
Medical Device Reporting regulations, which require that a manufacturer report to the FDA if its device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. Manufacturers of finished medical devices also are subject to inspection and market surveillance by the FDA to determine compliance with all regulatory requirements. Compliance with these requirements can be costly and time-consuming. Furthermore, marketed products could be subject to voluntary recall if the manufacturer or the FDA determines, for any reason, that those products pose a risk of injury, gross deception, or are otherwise defective. Moreover, the FDA can order a mandatory recall if, after providing the appropriate person with an opportunity to consult with the agency, there is a reasonable probability that a device intended for human use would cause serious adverse health consequences or death. Failure to comply could subject a manufacturer to FDA enforcement action and sanctions.

We also are regulated under the Electronic Product Radiation Control Provisions of the Federal Food, Drug and Cosmetic Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

FDA regulations limit the type of marketing claims we can make about our topical skin brightening products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the objectionable claims have been corrected. If FDA determines that the cosmetic is not safe, FDA may ask a federal court to issue an injunction, request that U.S. marshals seize the products, initiate criminal action, refuse entry of an imported cosmetic, or request that a company recall a product. In addition, the Federal Trade Commission (FTC) regulates the advertising of most medical devices under sections 12-15 of the Federal Trade Commission Act, which prohibit false or misleading advertising of certain products that FDA regulates.

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

U.S. federal anti-kickback laws and several similar state laws prohibit offers, solicitation, payments, or the receipt of any remuneration that directly or indirectly is intended to induce physicians or others to refer patients to acquire or arrange for or recommend the acquisition of healthcare products or services. Laws also prohibit remuneration intended to induce the purchasing of or arranging for or recommending the purchase or order of any item, good, facility or service for which payment may be made under federal health care programs. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements and sales programs we may have with hospitals, physicians or other potential purchasers or users of our medical devices. In particular, these laws influence how we structure our sales, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written and it is difficult to determine precisely how these laws will be applied in specific circumstances. We could be subject to a claim under these anti-kickback laws for our consulting arrangements with surgeons, grants for training and other education, grants for research and other interactions with doctors. Anti-kickback laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Due to the breadth of the statutory provisions and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our sales, marketing or promotional activities or practices might be challenged under anti-kickback or related laws. Even an unsuccessful challenge to or investigation into our practices could cause adverse publicity and thus could harm our business and results of operations.

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

International Regulations. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country or to obtain a CE Certificate of Conformity from a Notified Body for a medical device may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Economic Area (EEA), which is comprised of the twenty-eight Member States of the European Union (EU), Iceland, Liechtenstein and Norway. Applicable rules for the design, manufacture, clinical investigations, labeling and adverse event reporting for medical devices in the EU is set forth in Directives, guidelines and harmonized standards. Many countries, including those in the EEA, as well as Japan, China and Brazil, accept reliance by manufacturers on harmonized standard to demonstrate compliance with applicable requirements

In the EEA, our devices are required to comply with the Essential Requirements set forth in Annex I to the Council Directive 93/42/EEC concerning medical devices, commonly referred to as the Medical Devices Directive. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized. To demonstrate compliance with the Essential Requirements of Annex I of the Medical Devices Directive and to obtain the right to affix the CE mark to our medical devices, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements set forth in the Medical Devices Directive. For all other classes of medical devices, a conformity assessment procedure requires the participation of a Notified Body, which is an organization designated by the competent authorities of an EU member state to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the Technical File for our medical devices and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements and the relevant quality system requirements laid down in the Medical Devices Directive. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

In the EEA, companies compliant with EN ISO 13485: 2012 “Medical devices - Quality management systems - Requirements for regulatory purposes” benefit from a presumption of conformity with the corresponding quality system requirements set forth in the Annexes to the Medical Devices Directive. This certification process requires that the company’s quality system and facilities be inspected by a Notified Body to verify compliance with the EN ISO 13485:2012 requirements. In the second quarter of 2013, both we and our subsidiary Candela received ISO 13485:2003 certification. Our ISO 13485 certificate is valid until November 2016 and Candela's ISO 13485 certificate is valid until January 2018. Compliance with the ISO requirements can also facilitate market access in other jurisdictions. For example, Health Canada, the regulatory body in Canada, relies on CAN/CSA ISO 13485:2003 for product approvals. Japan and China have elaborate application and product testing requirements before an application is accepted for review. Typically, product approval may require an additional two or more years after an application has been accepted for review.

In addition, many foreign governments have adopted anti-bribery statutes similar to the U.S. foreign corrupt practices act.

Governmental agencies in the U.S. and elsewhere govern the use of radio frequency energy. Our products generate and use radio frequency energy and therefore may be subject to technical, equipment authorization and other regulatory requirements in the countries and regions where they are marketed or distributed. In the U.S., our products are subject to the Federal Communications Commission’s equipment verification procedures, under which the manufacturer is required to determine, or verify, that the equipment complies with the applicable technical standards and to keep a record of test measurements demonstrating compliance before the equipment can be marketed or sold in the U.S. Any modifications to our products may require re-verification before we are permitted to market and distribute the modified devices. Other countries have equivalent regulatory procedures with which we must comply before we can market our products in their territory.

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

C.            ORGANIZATIONAL STRUCTURE

We conduct business through a number of subsidiaries which are 100% directly or indirectly owned by us, including the following:

Name	Jurisdiction	Percentage Ownership
Candela Corporation	Delaware	100%*
Syneron Inc.	Delaware	100%
Syneron Canada Corp.	Canada	100%
Syneron Candela Corp. Australia PTY. Ltd.	Australia	100%*
Candela Laser (Deutschland) GmbH	Germany	100%*
Candela France SARL	France	100%*
Candela Iberica S.A.	Spain	100%*
Candela Italia	Italy	100%*
Candela KK	Japan	100%*
Candela Portugal, Unipessoal Lda.	Portugal	100%*
Candela (U.K.) Limited	United Kingdom	100%*
Inlight Corp.	California	100%*
Light Instruments Ltd.	Israel	100%
Medical Holdings (BVI) Inc.	British Virgin Islands	100%*
Medical Holdings (Cayman) Inc.	Cayman Islands	100%*
Primaeva Medical Inc.	Delaware	100%*
Rakuto Bio Technologies Ltd.	Israel	100%
Syneron (Beijing) Medical & Cosmetics Enterprise Ltd.	China	100% *
Syneron/Candela (Beijing) Medical Technologies Co., Ltd.	China	100%*
Syneron Switzerland GmbH	Switzerland	100%
Syneron Holdings LLC	Delaware	100%*
Syneron GmbH	Germany	100%
Syneron Medical (HK) Ltd.	Hong Kong	100%
UltraShape Europe B.V.	Netherlands	100%*
UltraShape Ltd.	Israel	100%
New Star Lasers, Inc. (CoolTouch)	California	100%*
* Indirectly owned.

D.            PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, occupying 5,094 square feet, in the Tavor Building, Industrial Zone, Yokneam Illit, Israel, pursuant to a lease that expires in December 2016 with an option to renew. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in December 2017. Our Canadian subsidiary leases an 11,751 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expires in September 2017. CoolTouch leases a 19,074 square foot facility in Roseville, California pursuant to a lease agreement that expires in March 2016, and which we plan to renew for an additional six month term. Our Hong-Kong subsidiary leases a 3,816 square foot facility pursuant to a lease that expires in June 2018. Our Chinese subsidiary leases a 460 square foot facility in Beijing, China pursuant to a lease that expires in August 2016.

Candela leases two premises for its operations in Wayland, Massachusetts. The first is for approximately 38,000 square feet pursuant to a lease that expires inDecember 2016 with an option to renew, and the second is for approximately 10,000 pursuant to a lease that expires in October 2022.

Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases seven offices in Japan (two in Tokyo and one each in Osaka, Nagoya, Sapporo, Okayama and Fukuoka prefectures). These leases expire between June 2016 and May 2018.

•	Candela Iberica, S.A. – leases locations in Lisbon, Portugal and Madrid, Spain. These leases expire in August 2017.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring in October 2018.

•	Candela France SARL – leases a facility in Les Ulis, France expiring in January 2018.

•	Candela Italia – leases a facility in Formello, Italy expiring in March 2017.

•	Candela (U.K.) Limited – leases a facility in Heathrow, Hyde Park, U.K. expiring in April 2016.

•	Candela Corporation Australia PTY, Ltd. – leases facilities in Oakleigh and Artarmon, Australia expiring in June 2019 and June 2022, respectively.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.            OPERATING RESULTS

Overview

We generate our revenues primarily from the sales of our professional aesthetic devices. We also generate a portion of our revenues from a recurring revenue model based on the sale of services and consumable components, which include pulses used in patient treatments, cryogen, micro-needles, and other disposables. We expect service revenue to increase over time as our installed base continues to grow. We also plan to introduce additional products with consumable components. We intend to grow the sales of those products with a consumable component, and we expect this will drive our growth and increase margins over time.

In recent years we introduced several new products and product platforms, such as the eMatrix, eTwo, elosPlus, eLase, VelaShape III, PicoWay and UltraShape, under a recurring-revenue business model, which we believe offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to replaceable treatment modules. The recurring business model delivers attractive operating margins from both system sales and consumable sales. We intend to offer this recurring-revenue business model on some of our future product introductions and to increase our recurring-revenue stream proportionally as the installed base for our newer products increases. Historically, we also generated a portion of our revenues from the sale of products targeted at the home-use consumer market by our subsidiary, Syneron Beauty Ltd.

The Company is organized into one reportable segment as management uses one measurement of profitability and does not segregate its business for internal financial reporting purposes. We historically broke out our financial results between our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU segment included Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), Fluorinex, RBT and Light Instruments. EBU products included mē hair removal system, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening, and Light Instruments’ dental laser devices, along with several pipeline products. As a result of a joint venture with Unilever Ventures creating Iluminage Beauty, we eliminated the EBU segment effective January 1, 2014 and recorded an asset of $24.7 million as the fair value of our 49% equity interest in the Iluminage Beauty joint venture on our balance sheet. As of January 1, 2014, we operate as a single business unit for financial reporting purposes. For additional information, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History". As a result of the above changes to the composition of our operating segments, corresponding information for prior periods has been reclassified in our consolidated financial statements to conform to the current period presentation. See Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Revenues

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2.n to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

We generate revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2015, our revenues totaled $277.8 million, and we derived approximately 26% of our revenues from the recognition of recurring revenue (including service and consumables). Our revenue includes also $1.6 million from a settlement with an OEM customer of our CoolTouch subsidiary related to the discontinuation of their contract following a change in ownership. We expect product service and consumables revenue to increase over time as our installed base continues to grow. We primarily sell our products and services directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products and services in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2015, we derived approximately 38.7% of our revenues from sales in North America, and 61.3% of our revenues from sales outside North America through a combination of direct and distributor sales. See Note 20 to our consolidated financial statements for revenues and assets data by geographic regions. As of December 31, 2015, we had approximately 94 sales people (not counting sales management and support personnel) and distributors in approximately 90 countries.

Cost of Revenues

Our cost of revenues consists of the cost of manufacture and assembly of our products by third-party manufacturers of the Syneron product line, and in-house manufacture and assembly of the Candela and CoolTouch product lines.

For Syneron products, these costs primarily include materials, components and costs of our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, because Syneron product technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing, and because these products use off-the-shelf discrete components, Syneron products have relatively low manufacturing costs. For Candela and CoolTouch products, these costs primarily include materials, components and labor costs. Cost of revenues also includes, among other, royalties to third parties, service and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for Syneron products), purchasing and quality control.

To increase our gross margins, we are focused on sales of high gross margin products like UltraShape and PicoWay, as well as high margin recurring revenue business model through FTZ sales. For 2016, we are planning the international launch of UltraShape under our new recurring business model.

Research and Development Expenses

Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, regulatory expenses, clinical studies, external engineering fees and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all of our research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, shipping and handling cost of our products, as well as management and administration expenses in support of sales and marketing in our subsidiaries. In 2015, we invested in our North America sales and marketing infrastructure to support new product launches and build stronger partnership relationship with our customers. As a result, we grew our sales team in North America to 53 direct sales representatives focused on our aesthetic business, including a small team focused on Profound, and 45 capital equipment representatives and PDPs focused on our Body Shaping business. We do not expect to add significantly to our sales force in North America in 2016. In 2015, we also benefited from targeted advertising, digital marketing, social media campaigns and new marketing tools to share with our customers. During 2016, we plan to launch UltraShape in select, direct and indirect international markets, and we expect to be fully launched across our international market targeting 30,000 active customer in close to 100 countries in 2017.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, accounting and administrative personnel, professional fees and other general corporate expenses.

Other expenses (income), net

Our other expenses (income), net consist of mainly impairments of goodwill, intangible assets and adjustments in the fair market value of our investment in Iluminage Beauty, and changes in the fair value of contingent consideration.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest earned on cash, cash equivalents, deposits and marketable securities, as well as exchange differences resulting from re-measurement of our foreign currency transactions and balances into U.S. dollars.

Taxes on Income (Tax Benefit)

Our operations in Israel were granted “Privileged Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, entitling us to an exemption from Israeli corporate tax on undistributed income for a certain period of time. The “Privileged Enterprise” status only allows corporate tax exemptions on profits generated from such operations but requires regular Israeli corporate tax on income generated from other sources. We will seek to maintain the “Privileged Enterprise” status by meeting the necessary conditions and consider obtaining benefits as a "Preferred Enterprise" with respect to our future programs. Our effective tax rate is directly affected by the relative proportions of domestic and international revenue and proportions between revenue from Privileged Enterprises and revenue from other sources as discussed above. We are also subject to changing tax laws in multiple jurisdictions in which we operate. For additional description of Israeli tax please see Item 10.E. “Additional Information – Taxation – Israeli Taxation”.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates. The following is a discussion of our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. In some cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a summary of all of our significant accounting policies.

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

With respect to the sale of systems with installation, the Company considers the elements in the arrangement to be a single unit of accounting. In accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company's systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system, and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides for installation costs as appropriate.

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

Deferred revenue includes primarily unearned amounts received with respect to service contracts but not yet recognized as revenues

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

We had no credit losses recognized in earnings during 2015, 2014 and 2013.

Inventories and Allowance for Excess and Obsolescence

We assess the carrying value of our inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming obsolete, slow moving or in excess of anticipated usage. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand, obsolete or slow moving. When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventories of $49.4 million and $36.9 million as of December 31, 2015 and 2014, respectively, are stated net of inventory reserves of $5.7 million and $6.0 million, respectively.

Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. This assessment of our ability to realize the value of our inventory based on various factors, including historical usage rates, technological obsolescence, estimated current and future market values and new product introductions. When there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, we recognize the difference as a current period charge to earnings and carry the inventory at a reduced cost basis until it is sold or disposed of.

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

Impairment of Goodwill and Intangible Assets

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables . We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We review indefinite lived intangible assets for impairment at least annually (during the fourth quarter of 2015, the Company changed the date of its annual impairment test from June 30 to December 31) and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We perform a two-step review of goodwill at the level of the reporting unit. The first step screens for potential impairment while the second step (if necessary) measures the amount of any impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit. During 2013, we had an impairment charge of $0.3 million related to the development assets from the acquisition of RBT. In 2014, we had an impairment charge of $1.2 million related to the goodwill of our investment in RBT and an impairment charge of $1.7 million related to the development assets from the acquisition of RBT and Primaeva. In 2015, we had impairment charges of $1.3 million related to the goodwill of our investment in RBT, $2.5 million related to the goodwill of our investment in CoolTouch, $0.2 million related to the development assets from the acquisition of RBT and $3.1 million related to CoolTouch's customer relationships, which represent the underlying relationships and agreements with  CoolTouch’s installed customer base, which were negatively impacted by CoolTouch's loss of a North America OEM distributor.

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

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. During 2015, 2014 and 2013, we recorded an impairment charge, related to intangible assets, in the amount of $3.3 million, $1.7 million and $0.3 million, respectively.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2015, 2014 and 2013 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Share-Based Compensation

ASC 718 requires share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

We used the Binomial valuation model to estimate the fair value of stock option grants. Key assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock, the risk-free interest rate over the option’s term, the post-vesting forfeiture rate, the suboptimal exercise factor, our expected annual dividend yield and the contractual term of the options. Expected volatilities are based on historical volatilities of our ordinary shares over the option’s expected term, and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods appropriate for the term of the options. The post-vesting forfeiture rate and estimated forfeitures are based on our historical experience and the suboptimal exercise factor is based on our historical experience as well as on academic papers and the common practice which support our assumptions. The suboptimal exercise factor is based on the average ratio between the stock price and the exercise price. Assumed dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

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

Investments in Affiliated Companies (Non-Marketable Securities)

Part of our investments in affiliated companies is presented at cost because we do not have significant influence over the underlying investees. We followed the guidance in ASC 323, “Investments—Equity and Joint Ventures” to determine whether to use the equity method of accounting for these investments. Our investments in affiliated companies presented at cost are reviewed periodically to determine if their values have been impaired and adjustments are recorded as necessary. During 2013, we recognized an impairment loss of $1.0 million relating to non-marketable securities of our investment in affiliated companies. During 2014 and 2015, we did not recognize an impairment loss.

Pursuant to the deconsolidation of Syneron Beauty and its subsidiaries as of December 9, 2013, we recognized a gain on loss of control of $7.3 million ($6.0 million net of related costs) in our statement of operations and recorded $24.7 million as the fair value of our investments in the joint venture with Unilever Ventures called “Iluminage Beauty” in 2013. We measure our investment in Iluminage Beauty at fair value with changes recorded in operating results under other expenses (income), net. As of December 31, 2014, the fair value of Iluminage Beauty was reduced by $4.6 million to $20.1 million. As of December 31, 2015, the fair value of Iluminage Beauty was reduced by $0.3 million to $19.8 million. The fair value of our equity interest in Iluminage Beauty was determined by the Board after consideration of, among other things, external market conditions affecting the home use aesthetic industry, Iluminage Beauty’s projected results of operations and financial position, and a written report by a third party appraisal firm which calculated fair value using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the investment in Iluminage Beauty requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of the investment in Iluminage Beauty and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Business Combination

In accordance with ASC 805 "Business Combination", we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed and any non-controlling interest at the acquisition date, measured at their fair values as of that date. We are also required to record the fair value of acquired in-process research and development as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and that restructuring and acquisition-related costs be expensed as incurred. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we developed the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined Company’s product portfolio; and discount rates.

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

The fair value of the contingent consideration related to the investment in RBT was $878,000 and $4,883,000 as of December 31, 2015 and 2014, respectively. Accordingly, due to changes in the fair value, we recorded a net income of $4 million in 2015. The fair value was based on management's assumptions, including forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2018 and we will be required to pay the contingent consideration, changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria (refer to Note 1.b.5 of our consolidated financial statements for further details). Due to changes in the fair value, we recorded a net income of $3 million in 2014.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach) in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. As a result, prior periods have been retrospectively adjusted.

Segment Reporting

The Company is organized into one reportable segment as management uses one measurement of profitability and does not segregate its business for internal financial reporting purposes. Prior to January 1, 2014, the Company had two reportable segments, as follows: the Professional Aesthetic Devices (PAD) segment and the Emerging Business Units (EBU) segment, which included Syneron Beauty, RBT, Light Instruments and Fluorinex products. In December 2013, the Company deconsolidated Syneron Beauty (see Note 1.b.3 to our consolidated financial statements), which comprised a significant portion of our EBU segment.

As a result of the above changes to the composition of the Company’s operating and reportable segments, for the purposes of comparability, corresponding information for prior periods has been reclassified in our consolidated financial statements to conform to the current period presentation. Specifically, the insignificant portion of the EBU segment results (Light Instruments and RBT) that the Company continues to operate after the deconsolidation has been aggregated to one reporting segment for all periods presented, such that the EBU segment for all periods presented only reflects the results of Syneron Beauty and its subsidiaries that were deconsolidated in December 2013 (“Syneron Beauty”).   Similarly, our results of operations presented below for years ended December 31, 2015 and 2014 include reference to only one segment. However, our results of operations presented below for years ended December 31, 2014 and 2013 include reference to both PAD and EBU segments, since our results of operations for the year ended December 31, 2013 included Syneron Beauty and its subsidiaries.

Accordingly, all references to PAD and EBU segments in results of operations for year ended December 31, 2014 and 2013 below refer to the business of Syneron Beauty and its subsidiaries only.

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

Results of Operations

Year Ended December 31, 2015 and 2014

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015		Year Ended December 31, 2014		Change 2014 to 2015
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$277,849	100%	$255,750	100%	22,099	8.6%
Cost of revenues	128,884	46.4	119,771	46.8	9,113	7.6

Gross profit	148,965	53.6	135,979	53.2	12,986	9.6
Operating expenses, net:
Selling and marketing	97,163	35.0	80,741	31.6	16,422	20.3
Research and development	25,270	9.1	24,619	9.6	651	2.6
General and administrative	30,061	10.8	28,368	11.1	1,693	6.0

Other expenses (income), net	2,930	1.1	4,468	1.7	(1,538)	(34.4)

Total operating expenses	155,424	55.9	138,196	54.0	17,228	12.5

Operating loss	(6,459)	(2.3)	(2,217)	(0.9)	(4,242)	(191.3)
Financial income (expenses), net	167	0.1	(688)	(0.2)	855	124.3

Loss before taxes on income (tax benefit)	(6,292)	(2.3)	(2,905)	(1.1)	(3,387)	(116.6)
Taxes on income (tax benefit)	48	0.0	2,295	0.9	(2,247)	(97.9)

Consolidated net income (loss)	(6,340)	(2.3)	(5,200)	(2.0)	(1,140)	(21.9)
Net loss attributable to non-controlling interests	-	0.0	-	0.0	-	-
Net loss attributable to Syneron Medical Ltd.'s shareholders	(6,340)	(2.3)%	(5,200)	(2.0)%	(1,140)	(21.9)%

Revenues

	Year Ended
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Lasers and other products	$204,124	$182,770	$21,354	11.7%
Product-related services	73,725	72,980	745	1.0%
Total Revenues	$277,849	$255,750	$22,099	8.6%

Total revenues for the year ended December 31, 2015 increased by $22.1 million, or 8.6%, to $277.8 million as compared to revenues of $255.8 million for the year ended December 31, 2014.

The increase in total revenues was mainly attributable to a $21.4 million or 11.7% increase in product revenues in 2015 compared to 2014. Product revenues increased primarily because of our increased sales force in North America, and strong market demand for our current products and new product launches. Our product revenue also includes $1.6 million received in connection with a settlement with an OEM customer of our CoolTouch subsidiary related to the discontinuation of their contract following a change in ownership.

Revenue from product-related services and consumables increased by $0.7 million or 1.0% in 2015 compared to 2014, as a result of increased sales of focal treatment zone (FTZ) pulses by $3.2 million, less a decrease of $2.9 million in services and other consumables.

Cost of Revenues

	Year Ended December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Lasers and other products	$88,614	$81,533	$7,081	8.7%
Product-related services	40,270	38,238	2,032	5.3%
Cost of revenues	$128,884	$119,771	$9,113	7.6%
Cost of revenues (as a percentage of total revenues)	46.4%	46.8%

Cost of revenues increased by $9.1 million in 2015, or 7.6%, to $128.9 million, compared to $119.8 million in 2014, which was directly related to the increase in revenues in 2015 compared to 2014. As a percentage of revenues, cost of revenues decreased from 46.8% in 2014 to 46.4% in 2015, primarily due to gross margin improvement from product revenues which increased from 55.5% in 2014 to 56.6% in 2015, which mainly related to our new products with higher gross margins.

Cost of revenues for the years ended December 31, 2015 and 2014 included $0.2 million each year of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Total Selling and marketing expenses	$97,163	$80,741	$16,422	20.3%
Selling and marketing expenses (as a percentage of segment revenues)	35.0%	31.6%

Selling and marketing expenses increased by $16.4 million, or 20.3%, from $80.7 million to $97.2 million in 2015, mainly due to additions to our sales force in North America where we created a bifurcated sales force for our body and aesthetics divisions, higher marketing expenses relating to our new product launches and higher commissions expenses resulting from higher product revenues.

As a percentage of revenues, selling and marketing expenses increased from 31.6% in 2014 to 35.0% in 2015.

Selling and marketing expenses for the years ended December 31, 2015 and 2014 included $1.3 million and $1.1 million, respectively, of stock-based compensation expenses.

Research and Development Expenses

	Year Ended December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Total Research and development expenses	$25,270	$24,619	$651	2.6%
Research and development expenses (as a percentage of total revenues)	9.1%	9.6%

Research and development expenses increased by $0.7 million, or 2.6%, mainly due to clinical trials of our newly launched products and our ongoing efforts to develop new products.

Research and development expenses for the years ended December 31, 2015 and 2014 included $0.3 million and $0.4 million of stock-based compensation expenses, respectively.

General and Administrative Expenses

	Year Ended
	December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Total General and administrative expenses	$30,061	$28,368	$1,693	6.0%
General and administrative expenses (as a percentage of total revenues)	10.8%	11.1%

General and administrative expenses increased from $28.4 million to $30.1 million, or by $1.7 million from 2014 to 2015, mainly due to increases in labor expenses and legal fees.

General and administrative expenses for the years ended December 31, 2015 and 2014 included $2.0 million and $2.1 millions of stock-based compensation expenses, respectively.

Other Expenses, net

	Year Ended December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)
Total Other Expenses (Income), net	$2,930	$4,468	$(1538)	(34.4%)
Other Expenses (Income), net (as a percentage of total revenues)	1.1%	1.7%

Other expenses decreased by $1.5 million, from $4.5 million in other expenses in 2014 to $2.9 million in 2015. As a percentage of revenues, other expenses decreased from 1.7% in other expenses in 2014 to 1.1% in 2015.

Other expense in 2015 was comprised mainly of an impairment of intangible assets and goodwill of $7.1 million, offset by net income of $4.1 million due to a change in fair value of RBT contingent consideration as a result of several factors, including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. Other expense in 2014 was comprised mainly of a downward adjustment in the fair value of Iluminage Beauty by $4.6 million. Other income in 2014 in the amount of ($0.1) million was comprised mainly of an impairment of intangible assets and goodwill of $2.9 million, offset by net income of $3.0 million due to a change in fair value of RBT as a result of several factors, including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria.

Financial Income (expenses), net

Financial income (net) increased by $0.86 million, from $0.69 million financial expenses (net) in 2014 to $0.17 million financial income (net) in 2015. The increase was primarily attributable to lower expenses from foreign currency transaction adjustments.

Taxes on Income (Tax Benefit)

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Taxes on income in 2015 were approximately $48,000 compared to $2.3 million in 2014. The extent of the change in taxes on income between 2015 and 2014 resulted primarily from the mix of products sold in different geographies and the Privileged Enterprise tax benefits of our Israeli operations, as well as the tax benefit recorded in 2015, which was mainly attributable to the decrease in deferred tax liabilities related to impairment of CoolTouch’s intangible assets. As a Privileged Enterprise in Israel, we are exempt from taxes on income derived from our Privileged Enterprise, and we are obligated to pay taxes on income from other sources which are not integral to our Privileged Enterprise. Income tax expense (tax benefit) in 2015 and 2014 reflects the taxes on our subsidiaries’ net income and the accrual recorded from our continuing exposures in accordance with ASC 740. We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments in compliance with the laws in the countries in which we operate.

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders

The net loss attributable to our shareholders increased by $1.1 million in 2015, from a net loss of $5.2 million (2.0% of revenues) in 2014 to net loss attributable to our shareholders of $6.3 million (2.3% of revenues) in 2015. The net loss of $6.3 million in 2015 included a net income of $4.1 million resulting from the fair value adjustment of a contingent consideration. The net loss of $5.2 million in 2014 included a net income of $3.0 million resulting from the fair value adjustment of a contingent consideration.

Year Ended December 31, 2014 and 2013

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31, 2014		Year Ended December 31, 2013		Change 2013 to 2014
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$255,750	100%	$256,915	100%	$(1,165)	(0.5)%
Cost of revenues	119,771	46.8	126,838	49.4	(7,067)	(5.6)

Gross profit	135,979	53.2	130,077	50.6	5,902	4.5
Operating expenses, net:
Selling and marketing	80,741	31.6	82,445	32.1	(1,704)	(2.1)
Research and development	24,619	9.6	29,996	11.7	(5,377)	(17.9)
General and administrative	28,368	11.1	28,378	11.0	(10)	-

Other expenses (income), net	4,468	1.7	(4,623)	(1.8)	9,091	(196.6)

Total operating expenses	138,196	54.0	136,196	53.0	2,000	1.5

Operating loss	(2,217)	(0.9)	(6,119)	(2.4)	3,902	63.8
Financial income (expenses), net!	(688)	(0.2)	26	0.0	(714)	(2746.2)

Loss before taxes on income (tax benefit)	(2,905)	(1.1)	(6,093)	(2.4)	3,188	52.3
Taxes on income (tax benefit)	2,295	0.9	(7,640)	(3.0)	9,935	(130.0)

Consolidated net income (loss)	(5,200)	(2.0)	1,547	0.6	(6,747)	(436.1)
Net loss attributable to non-controlling interests	-	0.0	100	0.0	(100)	(100.0)
Net income (loss) attributable to Syneron Medical Ltd.'s shareholders	(5,200)	(2.0)%	1,647	0.6%	(6,847)	(415.7)%

Revenues

	Year Ended December 31,
	2014	2013	$ Change	% Change
	(in thousands, except for percentages)
PAD:
Lasers and other products	$182,770	$165,001	$17,769	10.8%
Product-related services	72,980	67,128	5,852	8.7%
EBU	-	24,786	(24,786)	(100.0)%
Total Revenues	$255,750	$256,915	$(1,165)	(0.5)%

Total revenues for the year ended December 31, 2014 decreased by $1.2 million, or 0.5%, to $255.8 million as compared to revenues of $256.9 million for the year ended December 31, 2013.

Lasers and other products revenues increased by $17.8 million, or 10.8%, in 2014 compared to 2013, primarily attributed mainly to the increased sales force, in North America, strong market demand for new products that we launched in 2014 and product sales of our CoolTouch subsidiary which we acquired in March 2014.

Revenue from product-related services increased by $5.8 million, or 8.7%, in 2014 compared to 2013, primarily due to an increase in revenues generated from services for our laser systems, including services and consumables from our newly acquired CoolTouch product line.

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

Other Expenses (income), net

	Year Ended December 31,
	2014	2013	$ Change	% Change
Other Expenses (Income), net (in thousands)
PAD	$(122)	$2,650	$(2,772)	(104.6)%
EBU	-
Capital Gain from the sale of Syneron Beauty		(7,273)	7,273	100%
Changes in the fair value of Iluminage Beauty	4,590	-	4,590	(100)%
Total Other Expenses (Income), net (in thousands)	$4,468	$(4,623)	$9,091	197%
Other Expenses (Income), net (as a percentage of total revenues)	1.7%	(1.8)%

Other expenses increased by $9.1 million, from $4.6 million in other income in 2013 to other expenses in the amount of $4.5 million in 2014. As a percentage of revenues, other expenses increased from 1.8% in other income in 2013 to other expenses of 1.7% in 2014.

Other expense in 2014 was comprised mainly of a downward adjustment in the fair value of Iluminage Beauty in the amount of $4.6 million. PAD other income in the amount of ($0.1) million is comprised of an impairment of intangible assets and goodwill in an amount of $2.9 million, offset by net income in the amount of $3.0 million in 2014 due to a change in fair value of RBT as a result of several factors, including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. Other income in 2013 consisted mainly of capital gain from the sale of Syneron Beauty in the amount of $7.3 million (or $6.0 million net of deal-related costs).

Financial Income (expenses), net

Financial expenses (net) changed from $0.03 million financial income (net) in 2013 to $0.69 million financial expenses (net) in 2014. The change was primarily attributable to higher expenses from foreign currency translation adjustments.

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

As of December 31, 2015, we had working capital of $114.3 million. Our primary source of liquidity was $86.7 million in cash and investments portfolio. Approximately $0.01 million (with par value of $2.75 million) of the marketable securities that we held as of December 31, 2015 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. Although we did not record any impairment charge for the years ended December 31, 2013, 2014 and 2015, we cannot predict when the liquidity of these auction-rate securities will improve.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those associated with our ordinary shares and could contain covenants that would restrict our operations. We cannot be sure that we will not require additional capital, nor that any such required additional capital will be available on reasonable terms, if at all.

Net Cash Provided By (Used In) Operating Activities. Net cash used in operating activities was ($22.0) million in 2013. Net cash in the amount of $16.1 million was provided by operating activities in 2014. Net cash in the amount of ($2.8) was used in operating activities in 2015. The decrease in net cash provided by operating activities was mainly related to the increase in the inventory balance.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $(6.8) million in 2013, $4.2 million in 2014 and $16.2 million in 2015. Cash provided by investing activities in 2015 was primarily attributable to proceeds from sale and redemption of available-for-sale marketable securities. Cash used in investing activities in 2014 and 2013 was primarily attributable to purchase of available-for-sale marketable securities, which was partially offset by proceeds from sale and redemption of available-for-sale marketable securities. For the year ended December 31, 2013, we invested $3.7 million in capital expenditures, which consisted of a purchase of general equipment and leasehold improvements. For the year ended December 31, 2014, we invested $13.8 million in capital expenditures, which consisted of $11.0 million of net cash for the acquisition of New Star Lasers, Inc. in March 2014 and $2.8 million mainly for investment in our IT infrastructure and intangible assets. For the year ended December 31, 2015, we invested $4.9 million in capital expenditures, which was mainly for investment in our IT infrastructure.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $2.1 million in 2013, $1.0 million in 2014, and $(13.5) million in 2015. Net cash provided by financing activities in 2013 was attributable to proceeds from exercise of options partially offset by additional payment to non-controlling shareholders of subsidiaries. Net cash provided by financing activities in 2014 was attributable to proceeds from exercise of options, which was offset from repurchase of our shares from our shareholders in our share buy-back program in the amount of $0.5 million. Net cash used in financing activities in 2015 was attributable to repurchase of shares from stockholders in the amount of $15.6 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our internal research and development activities are conducted by a research and development staff consisting of 102 employees as of December 31, 2015. Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2016 and 2017. The technologies used to develop such new products and applications are based on both ELOS technology and other aesthetic applications. Our research and development expenditures were $30.0 million in 2013, $24.6 million in 2014 and $25.3 million in 2015. We expect to continue to increase our expenditures on research and development in the future.

D.           TREND INFORMATION

According to Medical Insight, Inc., an independent research firm, sales of global aesthetic products in 2014 exceeded $6.8 billion and are expected to grow at an annual compounded rate of 11.8% until 2019, with North America being the largest single regional market growing at 10.9%, Europe at 10.5% and APAC at 15.9%.

Drivers for the growth in the aesthetic markets include:

•	Increased global awareness and growing acceptance of cosmetic procedures;
•	Growing middle classes with disposable income in high population growth regions;
•	Longer life expectancies and high demand from wealthy and middle class baby boomers;
•	Social media / celebrity culture awareness of aesthetic procedures and high demand from younger patients; and
•	Improved safety and efficacy, together with broader offerings of non-invasive procedures.

Growth in Non-Invasive Procedures

The projected growth in the aesthetic market generally is coupled with a strong market shift toward non-invasive procedures. According to the American Society for Aesthetic Plastic Surgery, non-invasive aesthetic procedures grew at a compound annual growth rate (CAGR) of 15.75% from 1997 to 2014, versus a CAGR of only 4.02% for invasive procedures.

Despite an already large installed base of devices, demand for energy-based aesthetic treatments continues to expand. This is particularly true for energy-based epilation, skin rejuvenation, tattoo and pigmented lesion removal, reduction of vascular lesions and acne treatments, which address major markets and offer significant benefits over conventional therapies. Since they are simple to use and require minimal medical expertise, physician assistants often perform the procedures, freeing the practitioner’s time for higher-priced treatments. Additionally, an increasing number of non-traditional physician specialties, such as family practitioners, internists and OB/GYNs, have expanded into aesthetic procedures as a means to supplement shrinking income from their conventional medical services.

Growth areas

The aesthetics industry is highly affected by new product introductions and innovation. We intend to continue to develop new products and procedures in the aesthetics industry's growth areas in order to grow our revenue and net income. These emerging growth market opportunities include new treatments for body, skin rejuvenation, tattoo removal, pigmented lesions, vascular treatments, submental treatments and hair removal, as follows.

Body shaping opportunities

Body-shaping and non-invasive fat reduction treatments are among the high growth segments within the aesthetics industry, with annual growth projected at 14.5% through 2019, according to Medical Insight, Inc. In the U.S., the number of non-surgical fat reduction procedures grew 43% from 2013 to 2014, according to the American Society for Aesthetic Plastic Surgery. This trend results, in part, from the fact that, according to the American Heart Association, more than 150 million Americans over the age of 20 are overweight or obese.

We are positioned to address this growing need through our comprehensive body shaping portfolio, which includes UltraShape for non-invasive fat destruction as well as VelaShape for non-invasive circumference reduction, skin tightening and cellulite reduction. In order to leverage these market opportunities, Syneron has developed a comprehensive business model that includes practice support for our customers. Our current practice support services are provided mainly in North America and include account management personal (our PDPs), who assist clinics in promoting body treatments, investment in co-op marketing, and provide other ongoing clinical support. Both Velashape and Ultrashape have a recurring revenue component that enables us to enjoy per treatment revenues. For example, in our Ultrashape platform we sell Focal Treatment Zone (FTZ) pulses to our customers. See “ – Recurring revenue business model” below.

Submental Treatments

Fueled by rising consumer demand and technological advancements, there is a growing interest in non-surgical submental treatments (which includes the lower face, jowl line and neck area). This category is growing rapidly with new product introductions, including Allergan’s Kythera (deoxycholic acid injection) and Zeltiq’s dedicated submental applicator, both approved by the FDA in 2015. We entered this growing market in the second quarter of 2015 with the launch of Profound™, our unique radiofrequency-based micro-needling technology that addresses both submental fat as well as skin laxity.

Women’s Intimate Wellness

There is rising global demand for gynecological and genitourinary treatments, as non-surgical solutions become available and awareness and social acceptance of such practices expands. As a result, this is a rapidly growing market segment among our core aesthetic physician customer base as well as broader target audiences like OB/GYNs. We are positioned to address this growth segment with our Core Intima device, which we anticipate releasing internationally in 2016. The product will incorporate a disposable component, thereby allowing us to benefit from both initial capital and recurring revenue sources.

Picosecond Lasers

The introduction of Picosecond laser technology to the energy-based aesthetic market in 2013 is an opportunity to address existing indications with an improved technological solution. Specifically, Picosecond laser technology interacts with tissue in an innovative way. The ultrashort pulse duration of our PicoWay device, which uses Picosecond laser technology, enables treatment of very small particles such as tattoo ink or natural pigment particles in the skin by the photomechanical effect instead of the photo-thermal effect. As a result, there is minimal thermal injury to the skin which results in a reduction in the number of treatments required, increased the comfort levels and safety of the treatment, and increased effectiveness of the treatment compared to older laser technology such as Q-switched nanosecond or longer pulse duration lasers. Picosecond laser technology was first introduced as an improvement to existing switch lasers to address tattoo removal and pigmented lesions, but has the potential to expand to other aesthetic categories such as skin rejuvenation, acne scars, toning and texture. We plan to continue to invest in our PicoWay device through additional technological development as well as clinical and regulatory expansion.

Recurring revenue business model

We are strategically focused on expanding our recurring revenue business model. This will allow us to generate revenues not only from the sale of capital equipment but also from patient treatment fees, and create a revenue-sharing model with our customers. We have incorporated a recurring revenue model into some of our older products as well as into several of our new products, such as UltraShape, PicoWay, and Profound. To the extent feasible, we intend to expand this model to other products in the future. We plan to support this strategy with a full-service approach, including extensive post-sale marketing and clinical support that will create value for our physician partners. In order to achieve this, we have created bifurcated, separate sales teams in the U.S. for our UltraShape and VelaShape products composed of capital equipment representatives and PDPs who are dedicated to driving utilization of our consumables. Based on an ongoing evaluation of market needs for post-sale support, we began to expand post-sale support for these products in 2015 and intend to make additional improvements in the future.

Finally, the growing emphasis by us and other companies in the aesthetics industry on the overall offering to customers, and not just technological leadership as in the past, may create a change in the barriers to entry and in the ability of the smaller players in the industry to compete effectively. As a result of a stronger focus on post-sale support (both marketing and clinical) and procedure brand recognition, ongoing relationships with customers and the provision of comprehensive multi-disciplinary support will be required.

Other trends

A number of significant mergers and acquisitions among our competitors have affected the aesthetics industry in recent years, with new types of players such as large pharmaceutical companies entering our space. In addition, there is evidence of growing collaboration and partnerships among aesthetic companies in the form of customer loyalty programs and special promotions, including our collaboration with Allergan in which Allergan is promoting our products through their customer loyalty program. We expect to see continued consolidation among players in the industry, both among pure aesthetic players (such as aesthetic medical device companies) and within related industries (such as pharmaceuticals, injectable aesthetic products and cosmeceuticals), as the private pay business model remains attractive with few reimbursable procedures and continued patient demand.

In addition, we expect to see continued expansion by non-traditional physician specialties, such as OB/GYNs, family practitioners and internal medicine, into aesthetic treatments as they seek a cash-pay business to supplement a challenging reimbursement market environment.

On the consumer side, interest in hair removal products remains strong. In 2013, Syneron and Unilever Ventures created Iluminage Beauty, a global joint venture in home beauty devices, including hair removal devices. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

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

The following table summarizes our contractual commitments as of December 31, 2015, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	Other
	(In thousands)
Operating leases (1)	$14,195	$5,244	$4,366	$2,500	$1,445	$640
Purchase obligations (2)	23,045	23,045	-	-	-	-
Unfunded severance pay (3)	89					89
Uncertain tax positions (4)	1,996					1,996
Total	$39,325	$28,289	$4,366	$2,500	$1,445	$2,725

(1)	Consists of operating leases for our facilities and motor vehicles.

(2)	Purchase obligations consist of capital and operating purchase order commitments.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2016:

Name	Age	Position(s)
Dr. Shimon Eckhouse	70	Active Chairman of the Board
Amit Meridor	55	Chief Executive Officer
Hugo Goldman	61	Chief Financial Officer
Shlomo Alkalay	58	Chief Operations Officer
Sarit Soccary	44	Vice President Strategy and Business Development
William Griffing	49	CEO of Syneron Candela North America
Robert Fielitz	48	Vice President and Managing Director of Europe, Middle East and Africa
Robert Ruck	55	Executive Vice President, Asia Pacific
Ilan Nacasch	42	Chief Branding Officer
David Schlachet	70	Director
Dr. Michael Anghel	77	External Director
Yaffa Krindel	61	Director
Dan Suesskind	72	External Director
Dominick Arena	73	Director
Stephen Fanning	65	Director

Dr. Shimon Eckhouse was appointed Active Chairman of the Board of Directors on February 18, 2014 after serving as our CEO since April 17, 2013. Dr. Eckhouse is an uncle of Amit Meridor, our current CEO. Prior to Dr. Eckhouse's appointment as CEO, Dr. Eckhouse served as the Chairman of our board of directors since May 2004. Dr. Eckhouse is also the chairman of the board of several private companies, including OrSense Ltd., Calore Medical Ltd., Tulip Ltd., Rapid Medical Ltd., Opticul Ltd, RealView Ltd. and C3D Ltd., and a director of NanoCyte Ltd., a private company. In 2013, Dr. Eckhouse founded and currently chairs Alon MedTech Ventures Ltd., which is dedicated to the incubation of start-up companies in the medical technology field. Dr. Eckhouse was a co-founder of ColorChip Inc. and served as its chairman from 2003 to January 2004, and as its CEO from 2001 to 2003. Dr. Eckhouse was the chairman and CEO of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems (now Lumenis), Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the board of directors of the Technion Israeli Institute of Technology.

Amit Meridor was appointed as Chief Executive Officer of the Company on February 18, 2014. Mr. Meridor is a nephew of Shimon Eckhouse, our Chairman of the Board. Prior to his appointment as CEO, Mr. Meridor had served as President of the Company since July 1, 2013, with responsibility for a wide range of mandates in the areas of operations, marketing, services and business development. Before joining Syneron, Mr. Meridor served for three years as CEO of Tefron, Ltd. (TASE: TFRLF), a leading Israeli apparel company. During his tenure at Tefron, Mr. Meridor directed the reorganization of sales, financial, operational, and manufacturing processes, as well as important strategic business initiatives that returned the company to growth. From 2009 to 2010, Mr. Meridor was CEO of CMT Medical, a medical device company that he successfully restructured and sold to a major European medical technology conglomerate. Mr. Meridor’s experience also includes a previous tenure at Syneron from 2005 to 2008, when he served as Executive Vice President of International Sales and Business Development. Mr. Meridor holds a B.Sc. degree in industrial engineering from the Technion Israeli Institute of Technology and an M.B.A. from Tel-Aviv University.

Hugo Goldman was appointed as our Chief Financial Officer on November 5, 2012. From 2007 to 2012, Mr. Goldman served as CFO of Retalix, Ltd., a leading global provider of software and services to high volume, high complexity retailers that was dual-listed on Nasdaq and the TASE until it was acquired by NCR Corporation. From 2006 to 2007, Mr. Goldman was the CFO of AxisMobile, a publicly-traded company listed on the AIM stock exchange in London. From 2001 to 2006, Mr. Goldman served as CFO of VocalTec Communications Ltd. (currently magicJack VocalTec Ltd.; listed on Nasdaq). Prior to joining VocalTec, Mr. Goldman served as COO and CFO of Algorithmic Research Ltd., a subsidiary of a publicly-traded Nasdaq-listed company, from 2000 to 2001. From 1983 to 1999, Mr. Goldman held several finance positions of increasing responsibility in both Israel and the U.S. at Motorola Semiconductor (later renamed Freescale Semiconductor Inc. and thereafter acquired by NXP Semiconductors), ultimately reaching the position CFO of the company’s Israeli operations. Mr. Goldman began his career at the accounting firm of Kesselman & Kesselman, now PricewaterhouseCoopers. Mr. Goldman holds a bachelor’s degree in Accounting and Economics from the University of Tel-Aviv and an Executive M.B.A. from Bradford University with distinction. He is a certified public accountant in Israel.

Shlomo Alkalay joined the Company in April 2014 as Chief Operating Officer after twelve years in Lumenis, where he held various senior executive management positions with the Company, including global Service, Manufacturing, Engineering, IT and corporate projects. Prior to joining Lumenis, Mr. Alkalay served as the Vice President of Business Development for Israel’s largest commercial and naval fleet supplier. Mr. Alkalay holds a BSC Degree in Industrial Engineering from the Technion Israel Institute of Technology with honors, and an MBA from Haifa University.

Sarit Soccary joined the Company as Vice President Business Development and Strategy in 2013. Prior to joining Syneron from 2010 – 2013, Ms. Soccary was the CEO of GEFEN Biomed Investments Ltd. (TASE), managing 33 portfolio companies in the areas of healthcare (biotech and medical devices). From 2007 – 2010, Ms. Soccary served as CEO of ATI, a technology incubator with 28 portfolio companies. Prior to her work at ATI, Ms. Soccary was a Principal and one of the founding members of L Capital Partners, an NYC-based venture capital fund, from 2004 – 2007. Before joining L Capital Partners, Ms. Soccary worked as a Senior Associate at Shalom Equity Fund from 1999 – 2004. Before such time, Ms. Soccary held a management consulting position and worked with various companies. Ms. Soccary served since 2006 on the Board, Audit and Compensation Committees of Mazor Surgical Ltd., a publicly-traded NASDAQ company. She holds a BA and MA in Economics from Tel Aviv University.

William Griffing was appointed as Chief Executive Officer of Syneron Candela North America on February 12, 2015. Prior to joining Syneron, Mr. Griffing served as Vice President and General Manager of Bayer Healthcare's U.S. Dermatology business. Mr. Griffing also served as President and Chief Executive Officer of Intendis, Inc., the predecessor business to the Bayer Healthcare U.S. Dermatology business. Before working at Bayer, Mr. Griffing spent more than 20 years at Merck & Co. in various sales and marketing leadership positions, most recently as a General Manager in their Global Human Health business. Mr. Griffing received a B.S. in Industrial Administration – Marketing from New Jersey Institute of Technology and a Master of Business Administration in Marketing from St. John's University. He also completed the Executive Education Programs at the Wharton School (University of Pennsylvania) and Harvard Business School (Harvard University).

Robert Fielitz joined the Company in September 2013 as Executive Vice President and Managing Director of Europe, Middle East and Africa (EMEA). Prior to joining the Company, Mr. Fielitz served as Managing Director of EMEA operations for Palomar Medical Technologies from 2006 – 2013. Before that he served as Director of EMEA for Lumenis Lasers from 2003 – 2006. Prior to 2003, Mr. Fielitz worked for Boston Scientific in its Coronary & Peripheral Vascular SciMed division. Mr. Fielitz is an alumnus of both The Citadel, Military College of South Carolina and of Harvard Business School.

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

David Schlachet currently serves as a director. He previously served as Chairman of our board from May 22, 2013 until February 18, 2014, after which he remained a member of the Board. Mr. Schlachet previously served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors. He served as a director until he was appointed as our interim Chief Financial Officer from August until November 2012 (after which he returned to service as a director). From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq-listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH) and for NYSE MKT-listed BioTime Inc. (NYSEMKT: BTX). In addition, Mr. Schlachet serves as a director of TASE-listed companies Taya Investments Ltd., Mazor Robotics Ltd. (which also trades on Nasdaq) and BioCancell Therapeutics Inc. From November 2008 to December 2012, Mr. Schlachet has served as a director of the TASE, Chairman of TASE audit committee, and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as chairman of the board of CellCure Therapeutics, a privately-owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

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

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 and 1996 as CFO and VP Finance of Lannet Data Communications Ltd., a publicly-traded company on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., a global provider of autonomous Wi-Fi networks, which was traded on Nasdaq and TASE. Ms. Krindel served on the boards of Fundtech Ltd., which was traded on Nasdaq until its acquisition by private equity fund GTCR and Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. She currently serves on the board of BGN Technologies Ltd., the technology transfer company of Ben Gurion University. Throughout her career, Ms. Krindel served on the boards of approximately thirty private hi-tech companies. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with distinction.

Dan Suesskind has served as a director since November 2004. Since January 2010, Mr. Suesskind has also served as a director of Teva Pharmaceutical Industries Ltd. (TASE/Nasdaq: TEVA) until 2014, the First International Bank of Israel Ltd. and Migdal Insurance Ltd. Mr. Suesskind served as Teva's Chief Financial Officer from 1977 until 2008, and as a director from 1981 until 2014. Mr. Suesskind serves as a director of Israel Corporation Ltd. (TASE: ILCO), and RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL), and previously served as a director in Ness Technologies Ltd., ESC Medical Systems Ltd. (now Lumenic Ltd.) and Lanoptics Ltd (now EZChip Ltd.). Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Dominick Arena has served as a director since March 2012, left the Board for personal reasons in May 2013, and was reappointed on February 18, 2014. Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 until the closing of Leucadia on December 31, 2015. In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present. From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical. From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. Mr. Arena holds a Bachelor of Science degree in Chemistry from Le Moyne College.

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

The aggregate direct compensation that we and our subsidiaries paid to our executive officers and directors as a group for the year ended December 31, 2015 was approximately $6.4 million. This amount includes approximately 0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include expenses we incurred for other payments, including dues and expenses for professional and business associations reimbursed to office holders, business travel, relocation, expenses incurred to attend board or committee meetings reimbursed to directors and other benefits commonly reimbursed or paid by companies in our industry.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015, plus compensation paid to such Covered Executives following the end of the year with respect to services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Commission (4)	Equity-Based Compensation (5)	Total
	US Dollars (in thousands)
Dr. Shimon Eckhouse, Active Chairman of the Board	446	-	-	194	640
Amit Meridor, CEO	692	232	-	332	1,255
Hugo Goldman, CFO	401	106	-	153	661
Robert Fielitz, VP and Managing Director of Europe, Middle East and Africa	221	-	213	142	576
Robert Ruck, EVP and Managing Director of Asia Pacific	278	-	187	53	518

(1)
All Covered Executives are employed on a full time (100%) basis. Cash compensation amounts denominated in currencies other than U.S. dollars were converted into U.S. dollars at the average exchange rate for the year ended December 31, 2015 (for NIS the exchange rate was 3.878 for the year ended December 31, 2015).

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (for example, Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (for example, life or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of the Company's Compensation Committee and the Board of Directors.

(4)	Represents commission payments made with respect to sales achievements, targets and other milestones.

(5)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note16.d to our consolidated financial statements for the year ended December 31, 2015.

Employment Agreements

We have entered into employment or consultant agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws. For information on exemption and indemnification letters granted to our officers and directors, please see Item 10.B. “Memorandum and Articles of Association – Exculpation, Indemnification and Insurance of Directors and Officers”.

Director Compensation

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2015 was approximately $1.7 million in total, which amount includes payment to our chairman of the board but does not include expenses we incurred for other payments, including expenses incurred to attend board or committee meetings reimbursed to directors, and other benefits commonly reimbursed or paid by companies in our industry.

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

For information about the compensation paid to our Active Chairman, please see below " – Specific Compensation Arrangements with Company Directors and Officers".

Option Grants

As of March 1, 2016, our directors and officers (fifteen persons) had outstanding options to purchase 1,219,149 ordinary shares (of which 87,378 options were in-the-money and 1,131,771 were out of the money) with exercise prices ranging from $0.00 to $12.30. Of these options, 409,843 will expire in the year 2019, 375,503 will expire in 2020 and 145,000 will expire in 2021.

For a description of the plans pursuant to which such options were granted, please see Item 6.E. “Directors, Senior Management and Employees – Share Ownership”.

Specific Compensation Arrangement with Active Chairman of the Board

Shimon Eckhouse

On June 24, 2015, shareholders approved the following compensation to Dr. Eckhouse in consideration for his service as Active Chairman of the Board:

•	An annual salary of $300,000;

•
A grant of 225,000 options or 75,000 RSUs (at Dr. Eckhouse's option) for three years' service, effective June 24, 2015, which would vest in equal quarterly installments beginning June 30, 2015 and at the end of each quarter thereafter, with the last quarterly installment vesting on March 31, 2018. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options is equal to the closing price of the ordinary shares on June 24, 2015, and the options expire 10 years from the date of grant. The options or RSUs will be granted pursuant to the Company's 2014 Israeli Stock Incentive Plan and will continue to vest so long as Mr. Eckhouse continues to provide services to the Company as Chairman, director, or an employee; and

•	Reimbursement of out of pocket expenses as provided by applicable laws and the Company's policy.

In addition, Dr. Eckhouse is eligible to participate in any benefits available to the executive officers of the Company, including but not limited to pension and disability insurance, education fund, car allowance or use of a Company car and other benefits or programs of the Company now existing or that may be later adopted.

Compensation Policy

Pursuant to the Companies Law, the employment terms of Company officers and directors must be determined in accordance with a directors and officers compensation policy (the "Compensation Policy"). Such Compensation Policy must be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee, and (ii) shareholders by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the approval of such compensation policy; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. However, under the Companies Law, if shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision. In addition, pursuant the Companies Law, the compensation policy must be approved at least once every three years by the company’s board of directors, after considering the recommendations of the compensation committee.. Following the approval of the Compensation Committee and Board, our Compensation Policy received the required approval by our shareholders on July 18, 2013. The Company's Compensation Policy includes both long term and short term compensation elements. It is intended to further the Company's efforts at attracting, motivating and retaining highly experienced and dedicated personnel to lead our success and to enhance shareholder and stakeholder value, while supporting a performance culture that is based on merit, differentiating and rewarding excellent performance in the long term, and recognizing our values.

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

Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held on July 18, 2013, Ms. Krindel, who comprised our second class of directors, was elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2013. On February 18, 2014, Mr. Stephen Fanning was appointed to the Board and joined the second class of directors, filling a vacancy in that class. At our annual general meeting held on July 15, 2014, Dr. Eckhouse, who comprises our third class of directors, was elected to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2014. At our annual general meeting held on June 24, 2015, Mr. Schlachet and Mr. Arena, who comprise our first class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2015.

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

External Directors

Under the Israeli Companies Law and Regulations promulgated thereunder, an Israeli company which is listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. Pursuant to a recent amendment to the Companies Law, such external directors are no longer required to be Israeli residents in the case of a company such as ours listed on a foreign stock exchange. Our external directors are Dr. Anghel and Mr. Suesskind. A person may be appointed as an external director only if he or she has “professional qualifications” or possess “financial and accounting expertise” (providing that at least one of our external directors has “financial and accounting expertise”). If another director: (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended; (ii) meets the requirements of an independent director under the Nasdaq rules; and (iii) has “financial and accounting expertise”, then neither of our external directors are required to have “financial and accounting expertise” provided that each has “professional qualifications”. Each external director is appointed to a three year term and may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

An “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. "Directors and Senior Management” is an office holder.

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

The Companies Law provides for an initial three-year term for an external director, which may be extended, subject to certain conditions described below, for two additional three-year terms. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Global Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the best interest of the company. Other than the initial three-year term, an external director may only be appointed to each additional three-year term if one of the following conditions is met: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority (as provided in the Companies Law); (ii) the external director proposed his or her own nomination, and such nomination was approved by a disinterested majority as described above; or (iii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by an Initial External Director Majority.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or service, or if they violate their duty of loyalty to the company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required to call a shareholders' meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

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

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee consisting of at least three directors a majority of whom are deemed Independent Directors (as defined below) under the Companies Law, including all of the company’s external directors (subject to certain relief available to companies traded on certain foreign stock exchanges, including the Nasdaq Global Market). In addition, under the listing requirements of the Nasdaq Global Select Market, we are also required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq listing requirements. Nasdaq rules also require that at least one member of the audit committee be a financial expert.

Pursuant to the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, subject to certain exclusions, must be independent directors (as defined below), and the audit committee chairman must be an external director. Please also see Item 10.B. "Additional Information – Memorandum and Articles of Association – Election of Directors".

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

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required (i) to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, (ii) to review and approve related party transactions, (iii) to determine whether certain related party transactions are “material” or “extraordinary” to ensure requisite approval procedures are followed, (iv) to determine whether to carry out competitive procedures or other procedures before any engagement in transactions with controlling shareholders or in which a controlling shareholder has a personal interest, (v) to determine the approval procedures for transactions involving a controlling shareholder that are non-negligible (i.e., transactions that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), and the types of such transactions that will be subject to the approval of the audit committee, (vi) to assess the scope of the work and the compensation of the company’s external auditor, (vii) to assess the company’s internal audit system and the performance of its internal auditor, and (viii) to determine procedures for handling employees' complaints regarding irregularities in the management of the Company's business and providing these employees with appropriate whistleblower protection. Following a recent amendment to the Companies Law, a company whose audit committee meets the requirements set for the composition of a compensation committee (as further detailed below) is permitted to have one committee acting as both audit and compensation committees.

Compensation Committee. Under the Companies Law, the board of directors of a public company must establish a compensation committee consisting of at least three directors and including all of the external directors. The remaining members must be qualified to serve on the audit committee, pursuant to Companies Law requirements described above. The compensation committee chairman shall be an external director. Any person disqualified from serving as a member of the compensation committee may not be present at the compensation committee meetings, unless the chairman of the compensation committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

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

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December 31
	2013	2014	2015
Research and development	101	95	102
Selling and marketing	200	238	336
Management, administration and operations	320	326	346
Total	621	659	784

Israel	153	154	179
North America	270	293	359
Asia-Pacific	96	106	132
Europe	102	106	114
Total	621	659	784

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialist’s Association of Israel, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Economy and Industry.

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2015, our liability for severance pay totaled $0.5 million (all of which is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance, 2006, according to the Israeli Collective Bargaining Agreements Law, 1957, or the Extension Order. The Extension Order regulates the pension insurance of certain employees which fall under its criteria. The employees who are not entitled to pension allocations according to the Extension Order, are entitled to pension allocations according to the extension order to the General Collective Bargaining Agreement (Framework) on Comprehensive Pension Insurance which applies to all employees in Israel (with limited exceptions).

In accordance with our policy and the provisions of the Extension Order, we make contributions to a pension fund and/or insurance policy. Therefore, the majority of our obligations to pay severance pay are covered by the aforementioned contributions, in accordance with Section 14 of the Israeli Severance Pay Law, 1963, and the Extension Order or any other applicable law.

E.            SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2016 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2016, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 34,710,935 ordinary shares outstanding on March 1, 2016 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,896,161	8.29%
Yaffa Krindel	*	*
Dan Suesskind	*	*
Dr. Michael Anghel	*	*
David Schlachet	*	*
Hugo Goldman	*	*
Amit Meridor	*	*
Dominick Arena	*	*
Stephen Fanning	*	*
Shlomo Alkalay	*	*
Sarit Soccary	*	*
Erik Dowell	*	*
Robert Fielitz	*	*
Robert Ruck	*	*
Ilan Nacasch	*	*
William Griffing	*	*
All directors and executive officers as a group (16 persons)	3,848,296	10.74%

* equals less than 1%

(1)
This figure includes (i) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (ii) an option to acquire 150,000 ordinary shares at an exercise price of $10.72 per share, (iii) an option to acquire 56,250 ordinary shares at an exercise price of $11.17 per share (received in exchange for services), (iv) 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse, and (v) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan).

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

Options granted under the 2004 Plans and 2014 Plans generally vest over a period of one to four years of employment and have terms that do not exceed 10 years. Any options that are cancelled or forfeited before expiration generally become available for future grants. In addition, the Company may from time to time grant Restricted Stock Units (RSUs). RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited generally become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans and 2014 Plans, but no such other equity incentives were outstanding as of December 31, 2015.

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

As of December 31, 2015, we had 3,852,620 options, stock appreciation rights, and Restricted Stock Units outstanding under the 2004 Plans and the 2014 Plans, and options to purchase 1,159,000 ordinary shares were available for grant under the 2014 Plans.

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

All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of December 31, 2015, there were 358,506 outstanding options and stock appreciation rights (SARs) granted under the Candela Plans.

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

Under the 1998 Plan, there were 283,801 outstanding options/SARs at December 31, 2015, with a weighted-average exercise price of $20.27 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there are no additional options/SARs available for grant under this plan.

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

Under the 2008 Plan, there were 74,705 outstanding options/SARs at December 31, 2015, with a weighted-average exercise price of $3.22 per share. The 2008 Plan expires on October 27, 2018, except as to options and SARs outstanding on that date. We currently grant options only under the 2014 Plans.

2011 Light Instruments Option Plan

Pursuant to the 2011 Share Option Plan, employees, officers, directors, and consultants of Light Instruments Ltd. may receive awards of stock options. The terms of the options granted under the plan, including the exercise price and vesting provisions, are determined by the administrator of the plan. All options shall expire 10 years from the date of grant. In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election. Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election. As of December 31, 2015, there were 4,518 options granted under the plan and 406,189 shares available or reserved for future issuance under the plan.

Share Repurchase Program

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of our ordinary shares. On February 10, 2016, we completed our repurchase program by repurchasing a total of 2,374,296 of our ordinary shares for a total amount of $20 million, as follows: 48,284 shares during December 2014 at an average price paid per share of $10.04; 1,762,370 shares during calendar year 2015 at an average price paid per share of $8.91; and 563,642 shares from January 1, 2016 to February 10, 2016 at an average price paid per share of $7.05. For additional information, see Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2016, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 1, 2016, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 34,710,935 ordinary shares outstanding as of March 1, 2016 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares

Richard Mashaal / Senvest Management LLC (1)	3,884,351	11.19%
Conan Laughlin / North Tide Capital Master LP (2)	3,200,000	10.08%
Dr. Shimon Eckhouse (3)	2,896,161	8.29%
JPMorgan Chase & Co. (4)	2,839,120	8.18%

(1)
The information contained in the table above is solely based upon Amendment No. 4 to Schedule 13G filed with the SEC on February 12, 2016 by Senvest Management, LLC and Richard Mashaal. These shares are held in the accounts of Senvest Master Fund, L.P., Senvest Israel Partners, L.P., and a separately managed account (collectively, the Investment Vehicles). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC.

(2)
The information contained in the table above is solely based on Amendment No. 3 to Schedule 13G filed with the SEC on February 16, 2016 by North Tide Capital Master, LP (the Master Fund), North Tide Capital, LLC (North Tide), and Conan Laughlin.Shares of the Company reported for North Tide represent shares which are beneficially owned by the Master Fund, and shares which are beneficially owned by a managed account (the Account). North Tide serves as investment manager to both the Master Fund and the Account. Shares of the Company reported for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide.

(3)
The information contained in the table above is based upon the Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. (European), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse, and other information available to the Company. Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European. In addition, Dr. Shimon Eckhouse holds (i) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan) (ii) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (iii) options exercisable within 60 days of the date of this filing to acquire 150,000 ordinary shares at an exercise price of $10.72 per share, and (iv) an option to acquire 56,250 ordinary shares at an exercise price of $11.17 per share (received in exchange for services). As such, Dr. Shimon Eckhouse is the beneficial owner of a total of 2,896,161ordinary shares.

(4)
The information contained in the table above is solely based upon Amendment No. 4 to Schedule 13G filed with the SEC on January 25, 2016 by JPMorgan Chase & Co. on behalf of JPMorgan Chase & Co. and its wholly-owned subsidiaries J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, and JPMorgan Chase Bank.

To our knowledge, and based on public filings unless otherwise indicated, the only significant changes in the percentage ownership held by our major shareholders during the past three years is as follows:

•	Richard Mashaal / Senvest Management LLC from 5.65% to 11.19%

•	Conan Laughlin / North Tide Capital Master LP from 6.41% to 10.08%.

•	Dr. Shimon Eckhouse from 7.77% to 8.29% (based on public filings and other information available to the Company).

•	JPMorgan Chase & Co. from 6.52% to 8.18%.

•	Brandes Investment Partners, L.P. from 6.13% to 4.75%.

•	Visium Asset Management, LP from 5.29% to 0.0%.

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 1, 2016, we had 229 shareholders of record who were registered with addresses in the U.S. (assuming for these purposes that all DTC members who held Company shares were U.S. residents). These holders in the U.S. were, as of such date, the holders of record of approximately 98% of our outstanding ordinary shares (excluding treasury shares).

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight) and European High-Tech Capital S.A. (European). Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved. Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated. According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 1, 2016, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

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

ManofIT

The Company has engaged ManofIT, a consulting and systems integration firm, to assist with various information technology projects. Boaz Meridor, co-founder and managing partner of ManofIT, is a brother of our CEO, Amit Meridor. ManofIT was first retained by the Company in 2007 and the relationship was expanded in 2014. In 2014, ManofIT received approximately $0.2 million for the services that it provided to the Company, excluding value added tax. In 2015, ManofIT received approximately $0.3 million for such services, excluding value added tax.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2015 are included in this Annual Report on Form 20-F under Item 18 “Financial Statements”.

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

On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1.5 million (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1.3 million (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. On April 1, 2015 the court entered a verdict rejecting all of the plaintiff’s claims and ordering plaintiff to pay the Company legal expenses in the amount of NIS 100,000.

In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. Following mediation in January 2016, a settlement agreement was reached between the parties, according to which both parties will withdraw their claims and Estetitek will pay Syneron $100,000.

On July 26, 2010, Syneron filed a lawsuit in Israel against Viora Inc., Viora Ltd., Danny Erez, Yosef Luzon (the main shareholders of Viora), Gal Blecher (an employee of Viora), Formatek Systems Ltd. and Ester Toledano (a shareholder of Formatek) alleging that Viora, Formatek and others copied Syneron’s VelaShape device by contacting three former Syneron employees who were involved in the development of the Vela product line at Syneron. On May 22, 2014, Syneron brought an action for patent infringement against Viora in the U.S. Federal Court in the District of Texas, alleging that Viora’s Reaction system infringes Syneron’s U.S. Patent No. 6,662,054. On June 4, 2015 Syneron and Viora announced that they entered into an agreement to settle Syneron's patent infringement law suit against Viora in the United States and Syneron’s business litigation case against Viora in Israel. As part of the settlement, Viora acknowledged that its Reaction product infringes Syneron's U.S. patent No. 6,662,054, and acknowledged the validity of the patent. Viora further agreed that for the next 12 years, it will pay Syneron royalties of 7.5% to 15%, depending on the number of systems sold by Viora, on all U.S. sales of products that apply vacuum together with radio frequency energy for body contouring, cellulite reduction, skin tightening and circumferential reduction.

On December 31, 2013, Syneron Medical Ltd. and its subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the “Respondents”). The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device. The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of NIS 27.5 million. The Company is vigorously defending itself in this matter. Following evidentiary hearings, written summations were submitted by the applicant and the Company in September 2015 and February 2016, respectively.

On November 9, 2015, Air Liquide Healthcare America Corp. ("Air Liquide") filed suit against the Company in the United States District Court for the District of Massachusetts. On December 1, 2015, Air Liquide filed an Amended Complaint, which also added claims against another party. Air Liquide alleges that the Company improperly terminated a June 2011 Supply Agreement (as amended in September 2013) the "Supply Agreement"), which required the Company to purchase certain materials exclusively from Air Liquide through June 1, 2021. Air Liquide claims, among other things, that the Company did not have valid grounds for termination. Air Liquide's Amended Complaint asserts claims for breach of contract, breach of the duty of good faith and fair dealing, violation of Massachusetts General Law Chapter 93A, defamation and unjust enrichment. Air Liquide seeks unspecified damages for the lost revenue, as well as treble damages and attorneys' fees. On December 30, 2015, the Company moved to dismiss the Amended Complaint because, inter alia, Air Liquide did not comply with alternative dispute resolution requirements in the Supply Agreement. Alternatively, the Company moved to dismiss all counts of the Amended Complaint directed at the Company other than the breach of contract claims, because the allegations did not support those claims. Air Liquide opposed the motion and it remains pending.

On January 28, 2016, Syneron brought an action for patent infringement against Invasix, Inc. and InMode MD, Ltd. in the U.S. District Court for the Central District of California alleging, among other things, that the defendants’ Fractora face and skin treatment platforms, devices and methods which comprise energy delivery systems to ablate or coagulate the skin, infringe Syneron’s U.S. Patent Nos. 6,148,232; 6,615,079; 8,496,654; 8,579,896 and 9,108,036.

In the fourth quarter of 2015, CoolTouch, a subsidiary of the Company, filed a verified complaint against an OEM customer for breach of contract due to the customer's discontinuation of their contract following a change in ownership. Later in the fourth quarter of 2015, the parties executed a settlement agreement pursuant to which the Company's lawsuit was dismissed with prejudice, and the customer agreed to pay to CoolTouch the amount of $1.6 million as payment for ordered but unpaid product units and to return to CoolTouch certain products previously sold to the customer.

From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $0.2 million which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company is unable to determine the likelihood of loss or range of loss for each matter described above. During the year ended December 31, 2015 the Company settled various legal claims and paid an amount of approximately $0.5 million.

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

Nasdaq Global Select Market
	Price per Share (US$)
	High	Low
Yearly highs and lows

2011	14.92	8.91
2012	11.77	7.21
2013	12.75	8.04
2014	13.32	8.32
2015	12.90	6.10

Quarterly highs and lows

2014
First quarter	13.32	10.86
Second quarter	12.88	9.99
Third quarter	11.18	9.16
Fourth quarter	10.89	8.32
2015
First quarter	12.59	8.93
Second quarter	12.90	10.35
Third quarter	10.86	6.91
Fourth quarter	8.44	6.10

2016
First quarter (through March 1, 2016)	7.84	6.11

Monthly highs and lows
September 2015	9.63	6.91
October 2015	8.44	6.95
November 2015	8.20	6.10
December 2015	8.01	7.16
January 2016	7.74	6.11
February 2016	7.84	6.38

On March 16, 2016, the closing price of our ordinary shares as quoted on Nasdaq Global Select Market was $7.23.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution (subject, in some cases, to further approvals set forth in the Companies Law). In most cases these actions will not require the approval of a special majority.

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

The Companies Law and regulations promulgated thereunder determine that shareholders’ meetings require prior notice of at least 35 days. In the event that the issue to be resolved is subject to the Israeli proxy rules, prior notice of no less than 35 days should be provided to the company’s shareholders. In some cases, prior notice of not less than 14 days may be provided to the company’s shareholders.

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

Our directors are elected in three staggered classes. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. Each of our directors holds office until the third annual general meeting of shareholders following the meeting at which he or she was appointed. The Companies Law prohibits the Chief Executive Officer, his relative or any person subordinated (directly or indirectly) to the Chief Executive Officer, from serving as the chairman of the board of directors. However, the Companies Law further provides that the positions of Chief Executive Officer may be held by the chairman of the board of directors (and that the positions of chairman of the board of directors may be held by the Chief Executive Officer, or his relative) for a period not exceeding three years if such proposal is either approved by a majority of the company’s shareholders, including at least a majority of the voting shareholders who are not controlling shareholders and do not have personal interest in the decision (shares held by abstaining shareholders are not considered), or the aggregate number of shares of non-controlling shareholders voting against the proposal does not exceed 2% of the total voting shareholders.

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

For discussion about compensation of external directors, see Item 6.B. and 6.C. "Directors, Senior Management and Employees – Compensation – Director Compensation" and "Directors, Senior Management and Employees – Board Practices – External Directors", respectively.

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

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” is an office holder under the Companies Law.

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

Compensation. The Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of each of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the Chief Executive Officer must receive the approval of the compensation committee and board of directors. However, shareholder approval is only required if the compensation of such officer other than the Chief Executive Officer is not in accordance with the company’s compensation policy. Our Compensation Policy was approved by shareholders on July 18, 2013. For additional information, please see Item 6.B. “Directors, Senior Management and Employees – Compensation".

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person holds 5% or more of the outstanding share capital of the company or its voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. "Personal interest" also includes (1) personal interest of a person who votes via a proxy for another person, even if the other person has no personal interest, and (2) personal interest of a person who gives a proxy to vote even if the person who votes on his or her behalf has no personal interest, regardless of whether the discretion of how to vote lies with the person voting or not.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest may be approved only if it is in the company’s best interest. In addition, such a transaction generally requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee or compensation committee (as the case may be) and board of directors, in that order, is required, and may also require special majority approval by shareholders.

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors, compensation committee or audit committee may not attend that meeting or vote on that matter. However, if the chairman of the board of directors, the compensation committee or audit committee, as the case may be, determines that the presence of an office holder who has a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the board of directors, compensation committee or audit committee, as the case may be, also has a personal interest in the matter; provided, however, that if a majority of the board of directors, compensation committee or audit committee, as the case may be, has a personal interest in the transaction, the affirmative approval of the company’s shareholder would also be required.

Shareholders

Under the Companies Law, a shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. The Companies Law imposes the same requirements regarding disclosure to the company of a personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, in addition to the above definition, a controlling shareholder is also any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, or the compensation committee, board of directors and shareholders, in that order, is required for:

•
extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and

•
the terms of an engagement by the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder) regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of office, and if he is also an employee of the company, regarding his or her employment in the company.

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

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”) a company may indemnify an office holder with respect to the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification (our articles of association include such a provision):

•
a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

•	a monetary liability imposed on him or her in favor of an injured party in certain administrative procedures as defined by law;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association (our articles of association include such a provision):

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party in certain administrative procedures as defined by law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

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

ISRAELI TAXATION

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Shareholders and potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at a rate of 25% for the 2016 tax year. However, the effective tax rate payable by a company that derives income from a Privileged, an Approved Enterprise or a Preferred Enterprise, as discussed further below, may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959 (Investments Law) provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy of the State of Israel the (Investment Center), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (for example, the equipment to be purchased and utilized pursuant to the program).

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

Additionally, a company owning an Approved Enterprise on or after April 1, 1986 may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between 7 and 10 years (Alternative Track). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between 2 and 10 years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company will be eligible for the reduced tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period, subject to a limitation of the earlier of seven to 10 years from the first year that the company realizes taxable income (dependent on the level of foreign investments), 12 years from commencement of operation or 14 years from the date of the approval.

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

The duration of the tax benefits described herein is limited to the earliest of 7 or 10 years (depending on the geographic location of the Privileged Enterprise within Israel) from the "commencement year" or 12 years from the first day of the "year of election". The term "commencement year" is defined as the later of the first tax year in which a company had derived income liable for tax purposes from the Privileged Enterprise, or the "year of election", which is the year in which a company requested to apply the tax benefits of the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined based on the geographic location of the Privileged Enterprise within Israel, according to one of the following criteria, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to 10 years, depending on the geographic location of the Privileged Enterprise within Israel, and corporate tax rate which range between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to 10 years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Privileged Enterprise. The company is required to withhold tax on such dividend at a rate of 15%, or 20% if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan with a "Year of Election" prior to 2014; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income of the Privileged Enterprise (Ireland Track). The benefit period is for 10 years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15%, or 20% if the income from which the dividend was distributed is attributable to a Privileged Enterprise plan with a "Year of Election" prior to 2014 for Israeli residents, and at a rate of 4% for foreign residents.

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

An amendment to the Investments Law, which was enacted on November 5, 2012 (the Trapped Profits Law), offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company is willing to release, the lower would be the applicable corporate income tax rate for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. On October 27, 2013, Syneron agreed to pay approximately $4 million to the Israeli Tax Authority to free up "trapped profits" in accordance with the Trapped Profits Law. This payment gives the Company flexibility to use profits derived from its “Approved Enterprise” or “Privileged Enterprise” programs to undertake future business transactions, such as dividends, share buyback, or mergers and acquisitions, up to a limit of approximately $57.2 million, without incurring any additional Israeli taxes.

Currently we have four Privileged programs under the Investments Law, which entitle us to tax benefits under the 2005 Amendment (Privileged Enterprise).

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

The provisions of the New Amendment shall not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the New Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Privileged Enterprise or Approved Enterprise which made such election by July 30, 2015 will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders with no withholding taxes. The New Amendment doesn’t apply to the Company in 2015.

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

Corporate shareholders dealing in securities in Israel are taxed at the tax rate applicable to business income, which is 26.5% in 2015 and 25% in 2016 and thereafter. Individual shareholders dealing in securities in Israel are taxed at a marginal tax rate of up to 50%, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (approximately NIS 811,000 in 2015).

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25% in respect of a corporation and/or an individual.

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

Dividends

As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Privileged Enterprise are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014; or (ii) Privileged Enterprise with a "Year of Election" prior to 2014. Those rates may be further reduced under the provisions of any applicable double tax treaty.

A distribution of dividends from income which is not attributed to an Approved Enterprise/Privileged Enterprise/Preferred Enterprise to an Israeli resident individual generally will be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a controlling shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a controlling shareholder at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) at least 10% of the outstanding shares of the voting stock of the Israeli resident company, and not more than 25% of the gross income of the Israeli resident company for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding a certain threshold (approximately NIS 811,000 for 2015, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, regardless of whether we continue to meet the income or asset test. If we are classified as a PFIC, U.S. Holders could be subject to additional taxes and a special interest charge with respect to gain recognized on the sale or other disposition of such holder’s ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year. Moreover, U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

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

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our revenues are denominated in Euros, New Israeli Shekels, and, to a lesser extent, in other non-U.S. dollar currencies. As a result, we are exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility on future cash flows, we use currency forward contracts. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

During the year ended December 31, 2015, we recognized net income of $40,000 related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to revenue and payroll expenses. The ineffective portion of the hedged instrument during the year ended December 31, 2015 was immaterial and was recorded as a financial income.

As of December 31, 2015, the net fair value of the liabilities of the outstanding forward contracts and options that met the requirement for hedge accounting was $30,000.

We use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates; however, we may not be able to eliminate the effects of currency fluctuations.

Interest Rate Risk. We do not have any outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. As of December 31, 2015, we invested approximately 23% of our invested cash balances in bank deposits and the remainder in available-for-sale marketable securities primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)  Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective as of December 31, 2015.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the 2013 framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2015.

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

In 2004, we adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. In February 2015, the Code of Business Conduct and Ethics was revised by our board of directors. The revised Code of Business Conduct and Ethics is posted on our website, www.syneron-candela.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the years 2014 and 2015, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm:

	2014 (U.S. dollars in thousands)	2015 (U.S. dollars in thousands)

Audit Fees (1)	$695	$695
Tax Fees (2)	186	181
Audit Related Fees	61	58
Total	$942	$933

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

Pre-Approval Policy and Procedures

The audit committee has adopted an audit and non-audit services pre-approval policy relating to the approval of all audit and non-audit services that are to be performed by our independent auditor. Under this policy, in 2015, the audit committee pre-approved the provision by Ernst & Young of specified audit services, including the audit of the Company's consolidated financial statements for 2015, review of the Company's Annual Report on Form 20-F and quarterly reports on Form 6-K, audit of the Company's effectiveness of internal control over financial reporting, and statutory audit and tax returns for the consolidated group. The audit committee also pre-approved the provision by Ernst & Young of specified audit-related services, including consultation with Company management about accounting or disclosure treatment of transactions or events and auditor's confirmation of specific financial data. Furthermore, the audit committee also pre-approved the provision by Ernst & Young of specified tax related services, including international and domestic tax planning, advice and compliance and due diligence-related services. The audit committee may add or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

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

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of our ordinary shares. Under the program, ordinary shares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate Syneron to acquire any specific number of shares and may be discontinued at any time. Syneron intends to fund any share repurchases with currently available working capital. As of February 10, 2016, Syneron completed its repurchase program by repurchasing a total of 2,374,296 ordinary shares for $20 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
December 1-31, 2014	48,284	10.04	-	19,515,358
January 1-31, 2015	-	-	-	19,515,358
February 1-28, 2015	300	11.26	-	19,511,980
March 1-31, 2015	328,058	11.93	-	15,597,700
April 1-30, 2015	-	-	-	15,597,700
May 1-31, 2015	-	-	-	15,597,700
June 1-20, 2015	55,025	10.97	-	14,994,054
July 1-31, 2015	-	-	-	14,994,054
August 1-31, 2015	266,472	9.76	-	12,392,368
September 1-30, 2015	196,532	9.12	-	10,599,822
October 1-31, 2015	-	-	-	10,599,822
November 1-30, 2015	440,225	7.10	-	7,472,245
December 1-31, 2015	475,758	7.45	-	3,925,608
January 1-31, 2016	467,821	6.94	-	677,331
February 1-10, 2016	95,821	7.06	-	380

Total	2,374,296	8.42	-

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

4.20
Joint Contribution Agreement, dated November 11, 2013, by and between Unilever Ventures and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed March 19, 2014)**.

4.21
Agreement and Plan of Merger, dated February 19, 2014, by and among Syneron, Inc., Ctria Acquisition Corporation and New Stars Lasers, Inc. d.b.a CoolTouch, Inc. and David Hennings and Nina Davis as Shareholder Representatives (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed March 19, 2014)**.

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

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company" or "Syneron") and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 21, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Syneron Medical Ltd. and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Syneron Medical Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operation, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 of Syneron Medical Ltd. and subsidiaries and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 21, 2016	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2015	2014	2013
Revenues:
Lasers and other products		$204,124	$182,770	$187,848
Product-related services		73,725	72,980	69,067

Total revenues	20	277,849	255,750	256,915

Cost of revenues:
Lasers and other products		88,614	81,533	89,653
Product-related services		40,270	38,238	37,185

Total cost of revenues		128,884	119,771	126,838

Gross profit		148,965	135,979	130,077

Operating expenses, net:
Research and development		25,270	24,619	29,996
Selling and marketing		97,163	80,741	82,445
General and administrative		30,061	28,368	28,378
Other expenses (income), net	17	2,930	4,468	(4,623)

Total operating expenses, net		155,424	138,196	136,196

Operating loss		(6,459)	(2,217)	(6,119)
Financial income (expenses), net	19	167	(688)	26

Loss before taxes on income (tax benefit)		(6,292)	(2,905)	(6,093)
Taxes on income (tax benefit)	18	48	2,295	(7,640)

Consolidated net income (loss)		(6,340)	(5,200)	1,547
Net loss attributable to non-controlling interests		-	-	100

Net income (loss) attributable to Syneron Medical Ltd.'s shareholders		$(6,340)	$(5,200)	$1,647

Net income (loss) per share:
Basic and diluted net income (loss) per share attributable to Syneron Medical Ltd.'s shareholders	21	$(0.17)	$(0.14)	$0.04

Weighted average number of shares used in per share calculations (in thousands):
Basic		36,416	36,703	35,922
Diluted		36,416	36,703	36,204

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

		Year ended December 31,
	Note	2015	2014	2013

Net income (loss)		$(6,340)	$(5,200)	$1,547

Other comprehensive income (loss):
Foreign currency translation adjustments		(2,826)	(3,249)	(1,844)
Available-for-sale securities:
Changes in unrealized gains (losses)		(7)	(122)	32
Reclassification adjustments for (gains) losses included in net income (loss)		11	122	(117)

Net change		4	-	(85)

Cash flow hedges:
Unrealized gains (loss), net		124	(33)	179
Reclassification adjustments for gains included in net income (loss)		(25)	(82)	(347)

Net change		99	(115)	(168)

Other comprehensive loss		(2,723)	(3,364)	(2,097)

Comprehensive loss before non-controlling interest		(9,063)	(8,564)	(550)
Net comprehensive loss attributable to non-controlling interest		-	-	100

Comprehensive loss attributable to Syneron Medical Ltd.'s shareholders		$(9,063)	$(8,564)	$(450)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$56,330	$57,189
Short-term bank deposits		357	6,414
Short-term marketable securities	3	14,274	30,055
Trade receivables, net of allowance for doubtful accounts of $5,223 and $5,970		53,423	55,899
Other accounts receivable and prepaid expenses	5	12,438	7,233
Inventories	6	49,352	36,894

Total current assets		186,174	193,684

LONG-TERM ASSETS:

Long-term deposits and others		292	267
Long-term marketable securities	3	15,695	16,785
Deferred tax assets	18	20,363	21,460
Severance pay fund		509	514
Investments in affiliated company	7	19,800	20,130
Property and equipment, net	8	9,823	7,011
Intangible assets, net	9	12,694	21,698
Goodwill	10	21,442	25,285

Total long-term assets		100,618	113,150

Total assets		$286,792	$306,834

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2015	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$23,045	$21,948
Deferred revenues	12	12,481	14,054
Other accounts payable and accrued expenses	13	36,316	32,595

Total current liabilities		71,842	68,597

LONG-TERM LIABILITIES:
Deferred revenues	12	3,395	3,782
Warranty accruals		861	860
Contingent consideration	1b1, 1b5	878	4,983
Deferred tax liabilities	18	-	140
Accrued severance pay		603	507

Total long-term liabilities		5,737	10,272

Total liabilities		77,579	78,869

COMMITMENTS AND CONTINGENCIES	15

EQUITY:	16
Syneron Medical Ltd.'s shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 Ordinary shares; Issued – 38,336,805 and 38,048,102 shares; Outstanding – 35,274,577 and 36,748,244 shares at December 31, 2015 and 2014, respectively		91	90
Additional paid-in capital		199,048	193,148
Treasury shares at cost – 3,062,228 and 1,299,858 Ordinary shares at December 31, 2015 and 2014, respectively		(25,662)	(10,072)
Accumulated other comprehensive loss	11	(7,558)	(4,835)
Retained earnings		43,294	49,634

Total equity		209,213	227,965

Total liabilities and equity		$286,792	$306,834

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive income (loss)	Treasury Shares, at cost	Retained earnings	Non-controlling interests	Total equity

Balance as of January 1, 2013	$86	$177,470	$626	$(9,587)	$53,187	$347	$222,129

Issuance of shares upon exercise of stock-based awards	3	7,229	-	-	-	-	7,232
Equity-based compensation expenses	-	4,010	-	-	-	479	4,489
Changes in equity interest in subsidiaries (see also Note 1b3 and 1b5)	-	(785)	-	-	-	118	(667)
Other comprehensive loss	-	-	(2,097)	-	-	-	(2,097)
Sale of subsidiary	-	-	-	-	-	(844)	(844)
Net income	-	-	-	-	1,647	(100)	1,547

Balance as of December 31, 2013	$89	$187,924	$(1,471)	$(9,587)	$54,834	$-	$231,789

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury shares, at cost	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2013	$89	$187,924	$(1,471)	$(9,587)	$54,834	$-	$231,789

Issuance of shares upon exercise of stock-based awards	1	1,524	-	-	-	-	1,525
Equity-based compensation expenses	-	3,700	-	-	-	-	3,700
Repurchase of Ordinary shares	-	-	-	(485)	-	-	(485)
Other comprehensive loss	-	-	(3,364)	-	-	-	(3,364)
Net loss	-	-	-	-	(5,200)	-	(5,200)

Balance as of December 31, 2014	$90	$193,148	$(4,835)	$(10,072)	$49,634	$-	$227,965

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Syneron Medical Ltd.'s shareholders
			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury shares, at cost	Retained earnings	Non-controlling interests	Total equity

Balance as of December 31, 2014	$90	$193,148	$(4,835)	$(10,072)	$49,634	$-	$227,965

Issuance of shares upon exercise of stock-based awards	1	2,125	-	-	-	-	2,126
Equity-based compensation expenses	-	3,775	-	-	-	-	3,775
Repurchase of Ordinary shares	-	-	-	(15,590)	-	-	(15,590)
Other comprehensive loss	-	-	(2,723)	-	-	-	(2,723)
Net loss	-	-	-	-	(6,340)	-	(6,340)

Balance as of December 31, 2015	$91	$199,048	$(7,558)	$(25,662)	$43,294	$-	$209,213

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net income (loss) before non-controlling interests	$(6,340)	$(5,200)	$1,547
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,965	8,283	10,472
Share-based compensation	3,775	3,700	4,489
Changes in fair value of investment in affiliated company	330	4,590	-
Impairment of investment in affiliated companies	-	-	1,000
Impairment of intangible assets and goodwill	7,132	2,890	323
Gain from loss of control (b)	-	-	(7,273)
Decrease in accrued interest, amortization of premium and accretion of discount and gain from sale of marketable securities	1,770	757	1,074
Change in fair value of contingent consideration, net	(4,105)	(3,012)	1,146
Deferred income taxes, net	957	(976)	(3,386)
Decrease (increase) in trade receivables, net	1,613	(2,817)	(9,366)
Decrease (increase) in other accounts receivable and prepaid expenses	(5,222)	183	737
Increase in inventories	(14,370)	(3,503)	(10,860)
Increase in trade payables	921	3,994	2,236
Increase in deferred revenues	(1,725)	1,910	833
Increase (decrease) in warranty accruals	657	675	(37)
Increase (decrease) in other accounts payable and accrued expenses	2,713	4,543	(15,142)
Other, net	101	96	255

Net cash provided by (used in) operating activities	(2,828)	16,113	(21,952)

Cash flows from investing activities:

Proceeds from investment in short-term deposits, net	6,057	11,099	4,081
Purchase of available-for-sale marketable securities	(23,753)	(30,945)	(58,745)
Proceeds from sale of available-for-sale marketable securities	5,447	6,844	6,844
Redemption of available-for-sale marketable securities	33,368	30,967	45,340
Purchase of property and equipment and intangible assets	(4,870)	(2,751)	(3,661)
Net cash paid in acquisition of subsidiaries (a)	-	(11,016)	-
Deconsolidation of subsidiary (b)	-	-	(320)
Other	(25)	(9)	(366)

Net cash provided by (used in) investing activities	16,224	4,189	(6,827)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Acquisition of subsidiary shares held by non-controlling shareholders	$-	$-	$(5,156)
Repurchase of treasury shares	(15,590)	(485)	-
Exercise of stock options and RSU's	2,125	1,525	7,232

Net cash provided by (used in) financing activities	(13,465)	1,040	2,076

Translation adjustments on cash and cash equivalents	(790)	(1,736)	(2,073)

Increase (decrease) in cash and cash equivalents	(859)	19,606	(28,776)
Cash and cash equivalents at the beginning of the year	57,189	37,583	66,359

Cash and cash equivalents at the end of the year	$56,330	$57,189	$37,583

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes, net	$1,656	$3,278	$5,515

Supplemental disclosure of non-cash financing and investing activities:

Reclassification of inventory to property and equipment	$676	$544	$1,049

Investment in affiliated company	$-	$-	$24,720

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2015	2014	2013
(a)	Net cash paid in acquisition of subsidiaries:

	Consideration:
	Cash	$-	$10,969	$-

	Total consideration	$-	$10,969	$-

	Identifiable assets acquired and liabilities assumed:
	Cash acquired	$-	$-	$-
	Short term bank credit	-	(47)	-
	Current assets	-	1,944	-
	Non-current assets	-	34	-
	Intangible assets	-	7,180	-
	Goodwill	-	5,437	-
	Deferred tax liabilities	-	(1,916)	-
	Contingent consideration	-	(100)	-
	Liabilities assumed	-	(1,563)	-

	Total identifiable assets acquired and liabilities assumed:	-	10,969	-

	Net cash paid in acquisitions	$-	$11,016	$-

(b)	Deconsolidation of subsidiary:

	Consideration:
	Investment in Iluminage Beauty at fair value	$-	$-	$24,720

	Total consideration	$-	$-	$24,720

	Subsidiary's assets and liabilities at the date of deconsolidation:
	Current assets	$-	$-	$(17,150)
	Non-current assets	-	-	(968)
	Intangible assets, net	-	-	(1,642)
	Goodwill	-	-	(4,678)
	Current liabilities	-	-	5,889
	Non- current liabilities	-	-	578
	Non-controlling interests	-	-	844
	Gain from loss of control	-	-	(7,273)

		-	-	(24,400)

		$-	$-	$(320)

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

The Company has wholly-owned subsidiaries in Israel, the United States, France, Germany, Spain, the United Kingdom, Swiss, Japan, Korea, Canada, Australia, Italy, Hong Kong and China. The majority Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

The Company generates revenues from sales of systems and from provision of services, extended warranty and consumables.

On December 9, 2013, the Company sold Syneron Beauty Ltd. and related home-use businesses (Tanda Health and Beauty Inc. and Fluorinex Active Ltd.) (until that date, a fully owned subsidiary) to Iluminage Beauty Ltd. (Iluminage Beauty) in consideration of 49% of Iluminage Beauty shares (see note 1b3 for further details). As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, starting January 1, 2014 , the Company manages its business on a basis of one reportable segment (see note 20 for further details).

b.	Acquisitions and disposals:

1.
New Star Lasers, Inc., which conducts business as CoolTouch, Inc. ("Cooltouch"):

On March 5, 2014 ("the Closing Date"), the Company acquired 100% outstanding shares of Cooltouch, an aesthetic technology company based in California. The consideration to acquire Cooltouch was $10,969 in cash and additional contingent consideration of up to $4,000, based on certain milestones to be achieved by the end of 2015.

Cooltouch is a U.S. based developer and manufacturer of laser products for medical professionals. Cooltouch products focus on endovascular treatment of varicose veins and minimally-invasive laser assisted lipolysis. The results of operations of Cooltouch have been included in the Company's consolidated financial statements as of the Closing Date. The derived goodwill from this acquisition is attributable to additional capabilities of the Group to expand its products portfolio, including products with a consumable revenue component, broaden the Company's customer base, and the ability to enter into significant new markets.

The acquisition has been accounted in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Cooltouch acquired in the acquisition, based on their fair values on the Closing Date.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The acquisition date fair value of the consideration transferred totaled to $ 11,069 which consisted of the following:

Fair value
Purchase price:
Cash	$10,969
Contingent consideration (1)	100

$11,069

(1)
The contingent consideration arrangement requires the Company to pay to Cooltouch's former shareholders up to $ 2,000, for each of the periods in 2014 and 2015, subject to reaching certain net revenue milestones for the nine month period ended December 31, 2014 and the twelve month period ended December 31, 2015. The fair value of the contingent consideration arrangement on the acquisition date was $100. The Company estimated the fair value of the contingent consideration using a probability weighted discounted cash flow model with a discount rate of 16% and based on various probabilities for Cooltouch to meet the net revenue entitling for such contingent consideration. On December 31, 2015 and December 31, 2014, the net revenue milestone for the payments of the $2,000, per each year, was not achieved and no payments to Cooltouch's shareholders were due. The change in fair value of the contingent consideration liability was recognized as earnings and was recorded as other income in the consolidated statements of operations in the amount of $100.

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

(1)
Core technologies represent a combination of Cooltouch processes and trade secrets related to the design and development of its products. Management believes that this proprietary know-how can be leveraged to develop new technology and improve the Company products and is amortized using the straight line method over six years.

(2)
Customer relationships represent the underlying relationships and agreements with Cooltouch's installed customer base and are amortized using the method that will reflect the useful lives of such assets, which are estimated over six years.

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

On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represented the fair value of Iluminage Beauty's common stock held by the Company on the deconsolidation date. The fair value of the investment in Iluminage Beauty as of December 31, 2015 and 2014 is $19,800 and $20,130 respectively. Refer also to Note 4.

4.	Syneron China:

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

Approvals of local authorities were received during 2013. Syneron currently holds 100% of Syneron China outsdanding shares.

5.	Rakuto Bio Technsologies Ltd. (RBT):

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

The Company records the contingent consideration at fair value. Refer to Notes 2k and Note 4.

c.	Impairment of goodwill and intangibles related to CoolTouch:

Upon the agreement termination with CoolTouch OEM customer, as well as other elements that were reflected in the reduction of CoolTouch's revenues and operating results in 2015 compared to the forecasted projection, were considered by the Company's management as indicators of potential impairment of CoolTouch's intangible assets and goodwill. These indicators led the Company to evaluate the value of CoolTouch's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment" (ASC360). The above also resulted in goodwill impairments in accordance with ASC 350 "Intangibles - Goodwill and Others" (ASC350) as detailed below. The projected undiscounted cash flows indicated that the carrying amount of the customer relationship assets deemed to be impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the customer relationship using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 3,113.

In addition, in accordance with ASC 350, the Company performed a goodwill impairment test and recorded goodwill impairment loss of $ 2,500 attributed to CoolTouch reporting unit.

The material assumptions used for the income approach for 2015 were seven (7) years of projected cash flows, a long-term growth rate of 3% and a discount rate of 18%.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards and the investments in affiliated company. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in U.S. dollars:

A major part of the Group's operations is carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (dollar or $) as the revenues and a substantial portion of the costs are denominated in dollar.

The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters" (ASC 830). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The functional currency of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, has been translated into dollar. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using monthly average exchange rates in accordance with ASC 830. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Syneron Medical Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity (APIC) which is based on ASC 810.

d.	Cash and cash equivalents:

Cash and cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at acquisition.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

Interest on deposits is recorded as financial income. As of December 31, 2015 and 2014, the Company held short-term interest bearing deposits with weighted average interest rates of 0.06% and 1.02% respectively.

f.	Marketable securities:

Marketable securities consist primarily of government treasury bonds, and corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date.  In accordance with FASB ASC No. 320 "Investments- Debt and Equity Securities," the Company classifies all of its marketable debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)", in shareholders' equity.  Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income (expenses), net. The amortized cost of marketable debt securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired ("OTTI"), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). The Company did not recognize OTTI impairment loss with respect to its marketable securities in 2015, 2014 and 2013.

g.	Derivatives and hedging activities:

The Company implemented the requirements of ASC No. 815, "Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualified as part of a hedging transaction and further, on the type of hedging transaction. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company measured the fair value of the forward contracts in accordance with ASC 820 (classified as level 2).

Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business.

The Company's policy allows it to offset the risks associated with the effects of certain foreign currency exposures through the purchase of foreign exchange forward or option contracts (Hedging Contracts).

The Company entered into forward contracts to hedge and protect against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels (NIS) during the year and for certain forecasted revenue transactions in currencies other than the U.S. dollar, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli employees denominated in NIS or revenues anticipated in currencies other than the U.S. dollar for a period of one to twelve months with Hedging Contracts.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2015 and 2014, the Company had outstanding liabilities forward contracts that met the requirement for cash flow hedge accounting was $ (32) and $ (131), with a notional amount of $3,478 and $6,151, respectively, and outstanding option contracts with a notional amount of $8,477 and $7,784, respectively.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserve, for slow-moving items, is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products.

Cost is determined as follows:

Raw materials - on the basis of standard cost - which approximates actual cost on a first-in, first-out basis. The Company calculates at least on a quarterly basis the variance between an items' standard cost and the latest purchasing prices of those items; the variance is investigated, adjustments are made as necessary and have been included in cost of revenues.

Work in process - on the basis of standard cost - which approximates actual cost on a first-in, first-out basis, including materials, labor and other direct and indirect manufacturing costs.

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

When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $ 49,352 and $36,894 as of December 31, 2015 and 2014, respectively, is stated net of inventory reserves of $5,740 and $5,977, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

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

j.	Impairment of long-lived assets and intangible assets subject to amortization:

The Company's property and equipment and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 10 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2015, 2014 and 2013 the Company recorded impairment charges, related to intangible assets, in the amount of $3,289, $1,705 and $323, respectively.

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

l.	Investments in affiliated companies (non-marketable securities):

The Company implemented ASC 323, "Investments - Equity and Joint Ventures", to determine whether it should apply the equity method of accounting to its investments.
Part of the Company investments in affiliates are stated at cost since the Company does not have the ability to exercise significant influence over their operating and financial policies. The Company's investment in the affiliated companies that are stated at cost are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 325-20. During 2013, the Company recognized an impairment loss of $1,000, relating to its investments. As of December 31, 2013 the Company fully impaired its investments in affiliates stated at cost.

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

The Company applies ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is not amortized but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. During the fourth quarter of 2015, the Company changed the date of its annual goodwill impairment test from June 30 to December 31.

Management believes that this change in the goodwill impairment testing date does not represent a material change to its method of applying an accounting principle. The change was made to better align with the timing of its year-end audited Financial Statements. In connection with the change in date of the annual goodwill impairment test, the Company performed a goodwill impairment test on December 31, 2015. Management believes that this change did not delay, accelerate, or avoid a goodwill impairment charge. The goodwill impairment tests on June 30, 2015 and December 31, 2015 were performed such that a period greater than 12 months did not elapse between the goodwill impairment test dates. The change in the annual goodwill impairment testing date was applied prospectively beginning on December 31, 2015 and had no effect on the consolidated financial statements. Therefore the Company determined December 31 as the date of the annual impairment test for each of its reporting units.

The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. There is a two-step process for impairment testing of goodwill. The first step screens for potential impairment, while the second step (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second step is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill.

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

The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model.  The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.  During 2015 the Company recorded goodwill impairment charges of $2,500 and $1,343 related to CoolTouch and RBT goodwill, respectively. During 2014 the Company recorded a goodwill impairment charge of $1,185 related to RBT goodwill (see also Note 4). During 2013 no impairment charge was recorded on goodwill.

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

The Company assesses whether collection is reasonably assured based on a number of factors, including the customer's past transaction history and credit worthiness.
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

Part of the Company's revenue transaction with end-users includes multiple elements within a single contract; the Company treats the contract as having multiple units of accounting.

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

In certain cases, when product arrangements are bundled with extended warranty, the separation of the extended warranty falls under the scope of ASC 605- 20-25-1 through 25-6, and the separately price of the extended warranty stated in the agreement is deferred and recognized ratably over the extended warranty period which is typically between one year and three years.

Deferred revenue includes primarily unearned amounts received in respect of service contracts but not yet recognized as revenues and classified in short and long-term based on their contractual term.

o.	Research and development costs:

Research and development costs are charged to the statement of operations, as incurred.

p.	Accounting for share-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations. The Company estimates the fair value of employee stock options at the date of grant using the Binomial option-pricing model ("the Binomial model"). The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends therefore uses an expected dividend yield of zero.

The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace;

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, investment in affiliated company (Iluminage Beauty), hedging contracts and contingent considerations (see Note 4) which represent future amounts the Company may be required to pay in conjunction with various business combinations. Each reporting period, the Company revalues these contingent considerations and records increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates, the probability of achievement of any revenue milestones and due to discounting to present value each reporting date. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

The fair value of the Company's equity interest in Iluminage Beauty (see note 1b3) was determined by the Company's Board of Directors after consideration of, among other things, a written report prepared by a third party appraisal firm which calculated fair value using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Management considered the reasonableness of the assumptions, methodologies, analysis and conclusions set forth in the report. The Board and the management also considered other factors, included but not limited to consideration of external market conditions affecting the home use aesthetic industry, and Iluminage Beauty's projected results of operations and financial position. After deliberation, the Board determined the fair market value of the Company's equity interest in Iluminage Beauty. As of December 31, 2015 and 2014, the fair value of Iluminage Beauty investment amounted to $19,800 and $20,130, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence.

Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17 (see also Note 2ac).

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

Certain of the Company's U.S. employees are eligible to participate in a defined contribution retirement plan (Plan). Participants in the Plan may elect to defer a portion of their pre-tax earnings into the Plan, which is run by an independent party. Employees also have the option to contribute to the ROTH 401k plan which is post tax. The Company makes pension contributions at rates varying up to 10% of the participant's pensionable salary. Contributions to the Plan are recorded as an expense in the consolidated statements of operations.

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

Total contributions for the years ended December 31, 2015, 2014 and 2013 were $594, $621 and $533, respectively.

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

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013 amounted to approximately $870, $875 and $933, respectively.

u.	Shipping and handling costs:

Shipping and handling costs, which amounted to $7,162, $6,783 and $6,610 for the years ended December 31, 2015, 2014 and 2013, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company's point of manufacturing directly to customers, distributors and international subsidiaries.

v.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $2,281, $2,331 and $9,049, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Litigation reserves and legal expenses:

The Company reserves for liabilities related to litigation brought against the Company when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, the Company continue to assess its potential liability and revise its estimates accordingly. Estimates of litigation reserves are recorded in accrued liability line item in the consolidated balance sheet and change in the litigation reserves are recorded under general and administrative expense line item in the statement of operations.

Legal expenses are charged to the statement of operations as incurred.
x.	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivative instruments, available-for-sale marketable securities, and trade receivables.

The majority of the Group' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits.

The Company's marketable securities include investments in highly rated debentures of U.S. and Israeli, corporations and governmental bonds. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. Management believes that the Company's marketable securities portfolio a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

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

The Company's trade receivables are derived mainly from sales to large independent distributors and to end-users world-wide. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management's assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances.

The following table provides details of the change in the Company's allowance for doubtful accounts:

	2015	2014	2013

Balance at the beginning of the year	$5,970	$6,497	$6,792
Charged to expenses, net of recoveries	728	1,233	1,217
Deconsolidation of subsidiary	-	-	(141)
Write-off	(1,663)	(1,514)	(1,483)
Exchange rate	188	(246)	112

Balance at the end of the year	$5,223	$5,970	$6,497
y.	Warranty:

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

The following table provides details of the change in the Company's product warranty accrual:

	December 31,
	2015	2014	2013

Balance at the beginning of the year	$7,467	$6,981	$7,197
Warranty provision related to acquisitions	-	50	-
Warranty provision related to the deconsolidation of Syneron Beauty	-	-	(129)
Charged to costs and expenses relating to new sales	11,433	9,126	9,122
Costs of product warranty claims	(10,779)	(8,501)	(9,159)
Translation differences	(72)	(189)	(50)

Balance at the end of the year	$8,049	$7,467	$6,981

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Comprehensive income (loss):

The Company reports comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This Statement establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that items of other comprehensive income (loss) relate to unrealized gains and losses on available-for-sale marketable securities, hedging contracts and currency translation adjustments.

aa.	Treasury shares:

The Company repurchased its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The voting rights attached to treasury stock are revoked.

ab.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income (loss) or shareholders' equity.

ac.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes".  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the 2014 balance sheet: a $7,935 million decrease to current deferred tax assets and increase to noncurrent deferred tax asset in the same amount.

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$1,506	$-	$-	$1,506

Available-for-sale - matures within one year:
Certificate of deposit	728	-	-	728
Government sponsored enterprises - fixed interest rate	2,089	2	-	2,091
Corporate debentures - fixed interest rate	6,863	14	(7)	6,870

	9,680	16	(7)	9,689

Available-for-sale - matures after one year through three years:

Certificate of deposit	1,248	-	(2)	1,246
Government debentures - fixed interest rate	-	-	-	-
Corporate debentures - fixed interest rate	15,451	10	(65)	15,396

	16,699	10	(67)	16,642

Available-for-sale - matures after three years through five years:
Certificate of deposit	-	-	-	-
Corporate debentures - fixed interest rate	2,141	-	(9)	2,132

	2,141	-	(9)	2,132

	$30,026	$26	$(83)	$29,969

Reclassification of certain securities to long-term				15,695

				$14,274

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

				$30,055

The table below presents the fair value of investments in available-for-sale securities that have been in an unrealized loss position as of December 31, 2015 and 2014 and the length of time that those investments have been in a continuous loss position:

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government sponsored enterprises	$-	$-	$-	$-	$-	$-
Corporate debentures	12,274	49	8,333	32	20,607	81
Certificate of deposit	455	-	1,229	2	1,684	2

	$12,729	$49	$9,562	$34	$22,291	$83

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

	December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government sponsored enterprises	$-	$-	$961	$2	$961	$2
Corporate debentures	6,891	29	8,958	74	15,849	103
Certificate of deposit	4,431	30	249	1	4,680	31

	$11,322	$59	$10,168	$77	$21,490	$136

As of December 31, 2015 and 2014, there were 62 and 52 securities in a loss position, respectively.

For the years ended December 31, 2015, 2014 and 2013, the Company recognized gross realized gains of $2, $31 and $120, respectively, and gross realized losses of $13, $153 and $3, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income (expenses), net, in the Company's consolidated statements of operations.

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities, foreign currency derivative contracts, investment in Iluminage Beauty Ltd. and acquisition related contingent considerations at fair value. Marketable securities are classified within Level 1 or Level 2. This is because marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investment in Iluminage Beauty Ltd. and liabilities with respect to contingent considerations are classified within Level 3 because these assets are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$24,398	$-	$24,398
Government debentures	-	-	-	-
Government sponsored enterprises	-	2,091	-	2,091
Money markets funds	3,480	-	-	3,480
Investment in affiliated companies	-	-	19,800	19,800

Total	$3,480	$26,489	$19,800	$49,769

Liabilities:
Foreign currency derivatives	$-	$32	$-	$32
Contingent consideration	-	-	878	878

Total	$-	$32	$878	$910

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$34,126	$-	$34,126
Government debentures	-	2,182	-	2,182
Government sponsored enterprises	-	961	-	961
Money markets funds	9,571	-	-	9,571
Investment in affiliated companies	-	-	20,130	20,130

Total	$9,571	$37,269	$20,130	$66,970

Liabilities:
Foreign currency derivatives	$-	$131	$-	$131
Contingent consideration	-	-	4,983	4,983

Total	$-	$131	$4,983	$5,114

The tables below presents the changes in Level 3 marketable securities and the investment in Iluminage Beauty, measured on a recurring basis:

	December 31,
	2015	2014
Marketable securities:
Balance at the beginning of the year	$-	$1,061
Changes in realized gains included in earnings	-	53
Changes in unrealized gain included in other comprehensive income	-	136
Sales at carrying amount	-	(1,250)

Balance at the end of the year	$-	$-

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

	December 31,
	2015	2014

Iluminage Beauty:
Fair value at the beginning of the year	$20,130	$24,720

Changes in the fair value included in earnings	(330)	(4,590)

Fair value at the end of the year	$19,800	$20,130

The fair value of the Company equity interest in Iluminage Beauty (see Note 1b3) was calculated by the Company using the discount cash flow and the Option Pricing Model method (OPM), which uses significant unobservable inputs such as cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital of 21% and 20% for 2014 and 2015, respectively.

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis and related to business combinations of Cooltouch in March 2014 and RBT investment in May 2012:

	December 31,
	2015	2014

Fair value at the beginning of the year	$4,983	$7,896
Acquisition date fair value of contingent consideration related to investment in CoolTouch (see Note 1b1)	-	100
Changes in the fair value of contingent consideration in RBT and Cooltouch, net	(4,105)	(3,013)

Fair value at the end of the year	$878	$4,983

The fair value of the contingent consideration related to the investment in RBT was $878 and $4,883 as of December 31, 2015 and 2014, respectively.

The fair value of the contingent consideration related to the investment in RBT was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2018 and the Company will be required to pay the contingent consideration. The Company recorded a net income of $4,005 and $3,013 in 2015 and 2014 respectively, due to changes in fair value result from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The fair value of the contingent consideration related to the investment in Cooltouch was $0 and $100 as of December 31, 2015 and 2014, respectively. The Company estimated the fair value of the contingent consideration using Monte Carlo simulation with a discount rate of 16% and based on various probabilities for Cooltouch to meet the net revenues milestone until December 31, 2015 (refer to Note 1b1 for further details). On December 31, 2015 and December 31, 2014, the net revenue milestone for the payments of the $2,000, per each year, was not achieved and no payments to Cooltouch's shareholders were due. Since the Cooltouch did not achieve the net revenues milestone, the Company recorded a net income of $100 in 2015.

Changes in the contingent consideration are recorded in the statements of operations in operating expenses under other expenses (income), net.

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2015 and 2014 consisted of intangible assets, goodwill and investment in affiliated companies. As of December 31, 2015 and 2014, certain intangible assets and goodwill were written down to their estimated fair values of $2,937 and $3,489, resulting in an impairment charge of $7,132 and $2,890, respectively (see also Notes 9 and 10).

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

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses and advanced payments	$5,407	$2,359
Government authorities	4,695	2,076
Deposits with escrow agent (see also Note 1b4)	1,760	1,760
Other receivables	576	1,038

	$12,438	$7,233

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVENTORIES

	December 31,
	2015	2014

Raw materials	$14,190	$13,473
Work in process	991	1,808
Finished products	34,171	21,613

	$49,352	$36,894

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	December 31,
	2015	2014

Investment in Iluminage Beauty	$19,800	$20,130

	$19,800	$20,130

Investment in Iluminage Beauty is based on the fair value method. During 2015 the Company recorded a loss in the amount of $330 due to changes in the fair value of its investment. Refer to Notes 4, 17 and 1b3 for further details.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	$20,036	$16,298
Leasehold improvements	3,386	3,477
Office furniture and equipment	2,617	1,812

	26,039	21,587
Accumulated depreciation:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	12,765	11,309
Leasehold improvements	1,961	2,153
Office furniture and equipment	1,490	1,114

	16,216	14,576

Depreciated cost	$9,823	$7,011

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $3,249, $2,746 and $3,445, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

In 2014, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to of FASB ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of December 31, 2015 the Company capitalized an amount of $ 3,774 which are included in "Computers, software, manufacturing, laboratory equipment and demonstration equipment".

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average useful life	December 31,
	(years)	2015	2014
Original cost:

Developed technologies (1,2,3)	6.8	$27,677	$30,913
Trade name (2)	6.8	3,930	3,930
Customer relationships (2)	8.0	10,773	14,923
Other	-	3,989	3,989

		46,369	53,755
Accumulated amortization:

Developed technologies		17,673	16,693
Trade name		1,984	1,579
Customer relationships		10,029	9,796
Other		3,989	3,989

		33,675	32,057

Amortized cost		$12,694	$21,698

(1)
During the years ended December 31, 2015 and 2014 the Company recorded an impairment charges in the total amount of $3,289 and $1,705, respectively. $176 impairment charge was attributed to developed technology and $3,113 impairment charge was attributed to customer relationship.

(2)	Upon the acquisition of Cooltouch the Company recorded original amounts of $4,150, $2,400 and $630 of customer relationships, developed technologies and trade name, respectively. Refer to note 1b1.

(3)	Following the acquisition of Orscan the Company recorded a developed technology in the amount of $600. Refer to note 1b2.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

During 2015, 2014 and 2013, the Company recorded amortization expenses in the amount of $5,716, $5,816 and $7,027, respectively. The annual amortization expense relating to intangible assets as of December 31, 2015 is estimated to be as follows:

2016	4,278
2017	3,311
2018	2,244
2019	1,629
2020 and thereafter	1,232

Total	12,694

NOTE 10:-	GOODWILL

Changes in goodwill for the years ended December 31, 2015 and 2014, by reporting units are as follows:

	Syneron	LI	RBT	CT	Total

As of December 31, 2013	$15,321	$3,127	$2,528	$-	$20,976

Acquisitions and others	-	57	-	5,437	5,494
Impairment	-	-	(1,185)	-	(1,185)

As of December 31, 2014	15,321	3,184	1,343	5,437	25,285

Acquisitions and others	-	-	-	-	-
Impairment	-	-	(1,343)	(2,500)	(3,843)

As of December 31, 2015	$15,321	$3,184	$-	$2,937	$21,442

NOTE 11:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2015:

	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) on cash flow hedges (*)	Foreign currency translation adjustments	Total

Beginning balance	$(61)	$(131)	$(4,643)	$(4,835)
Other comprehensive income (loss) before reclassifications	(7)	124	(2,826)	(2,709)
Amounts reclassified from accumulated other comprehensive income (loss)	11	(25)	-	(14)
Net current period other comprehensive income (loss)	4	99	(2,826)	(2,723)

Ending balance	$(57)	$(32)	$(7,469)	$(7,558)

*)	Refer to Note 14 for the affected line item in the statement of operations.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	DEFERRED REVENUES

The Company offers extended warranty contracts, generally for periods of one to three years after the standard warranty period has expired. The Company recognizes extended warranty contract revenue ratably over the life of the contract.

The following table reflects changes in the Company's deferred revenue during the years ended December 31:

	December 31,
	2015	2014

Balance at the beginning of the year	$17,836	$16,462
Deferral of new sales	22,616	14,910
Recognition of previously deferred revenue	(24,341)	(13,001)
Foreign currency translation adjustments	(235)	(535)

Balance at the end of the year	$15,876	$17,836

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Warranty accruals	$7,188	$6,607
Accrued expenses	8,099	9,204
Accrued commission	5,309	4,412
Employees and related expenses	7,874	7,225
Tax authorities	7,846	5,106
Other payables	-	41

	$36,316	$32,595

NOTE 14:-	DERIVATIVE INSTRUMENTS

The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheet	2015	2014
Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange contracts	Other account payables and accrued expenses	$32	$131

Total derivatives designated as hedging instruments		$32	$131

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (OCI) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2015	2014	2013

Foreign exchange contracts	$124	$(33)	$179

Total	$124	$(33)	$179

	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
Statements of operations	2015	2014	2013

Revenues	$211	$105	$(77)
Operating expenses	(171)	(68)	424

Total	$40	$37	$347

	Gain (loss) recognized in income on derivatives
		December 31,
	Statements of operations	2015	2014	2013

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Financial income (expenses), net	$(15)	$45	$(3)

Total		$(15)	$45	$(3)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

1.
In June 2004, the Company entered into an agreement effective from December 1, 2003 until December 1, 2021, for using the know-how of Tensor Technologies LLC ("Tensor"). For the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Royalty expenses amounting to $879, $933 and $660 for the years ended December 31, 2015, 2014 and 2013, respectively, were recorded as part of cost of revenues.

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

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2015 of $150. The multi-year annual fee of $300 was paid to the Regents in a lump sum of $3,000 and is being amortized over the remaining life of the patent agreement. As of December 31, 2015 and 2014, the unamortized portion of the license fee payment was recorded in other receivables in the amount of $0 and $150, respectively.

In addition, Candela's agreement with the Regents called for a minimum annual royalty obligation of $750. Candela's royalty obligation was 3% up to a certain level ("Net Sale Rate") of net sales and 2% above the Net Sale Rate.

Royalty expenses and license fees amounted to $2,060, $2,508 and $2,473 for the years ended December 31, 2015, 2014 and 2013, respectively. The royalty and the amortization of the annual license fee payment are recorded as part of cost of revenues.

b.	Leases:

The Company leases several facilities and automobiles under non-cancelable lease agreements. The facility leases can be adjusted for increases in maintenance and insurance costs above specified levels. In addition, certain facility leases contain escalation provisions based on certain inflationary indices. These operating leases expire in various years through fiscal year 2021. These leases may be renewed for periods ranging from one to five years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2015, are as follows:

Year ended December 31,

2016	$5,244
2017	4,366
2018	2,500
2019	771
2020 and thereafter	1,314

$14,195

Rent expenses amounted to $3,639, $3,433 and $3,611 for the years ended December 31, 2015, 2014 and 2013, respectively.

c.	Legal claims:

1.
An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the "Triniti E-Max-Laser/facial laser treatment" and sought $2,000 in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430, of which $154 was paid in full by the Company's insurer and certain medical provider co-defendants paid the remainder.

2.
On August 15, 2010, a former sales representative sued the Company in Israel for breach of employment agreement with the Company and demanded $1,500 (NIS 5.7 million). The Company filed its statement of defense rejecting the plaintiff's allegations in their entirety. After an initial preliminary hearing, the plaintiff subsequently filed an amended complaint pursuant to the court's order demanding $1,300 (NIS 4.8 million). Following the second preliminary hearing, the plaintiff consented to limit the claim to NIS 3 million. On April 1, 2015 the court entered a verdict rejecting all of the plaintiff's claims and ordering plaintiff to pay the Company legal expenses in the amount of NIS 0.1 million. The Company, based on external counsel's opinion, assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1,700, and compensation for the damage to its reputation in the amount of $500 million. Following mediation in January 2016, a settlement agreement was reached between the parties, according to which both parties will withdraw their claims and Estetitek will pay Syneron $100.

4.
On December 31, 2013, Syneron Medical Ltd. and its subsidiary, Syneron Beauty Ltd. (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), received a copy of a petition filed with the Central District Court in Israel to approve the filing of a class action suit against Syneron Medical Ltd. and Syneron Beauty Ltd. (the "Respondents"). The Petitioner claims that the Respondents violated article 2 of the Consumer Protection Act resulting from misleading advertising regarding the Syneron Beauty mē hair removal device.  The Petitioner claims to represent the class of consumers that purchased the mē hair removal device and is seeking damages for the group in the amount of NIS 27.5 million. The Company is vigorously defending itself in this matter. Following evidentiary hearings, written summations were submitted by the applicant and the Company in September 2015 and February 2016, respectively. The Company assessed that contingent losses related with this case are reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

5.
On November 9, 2015, Air Liquide Healthcare America Corp. ("Air Liquide") filed suit against the Company in the United States District Court for the District of Massachusetts. On December 1, 2015, Air Liquide filed an Amended Complaint, which also added claims against another party.  Air Liquide alleges that the Company improperly terminated a June 2011 Supply Agreement (as amended in September 2013) the "Supply Agreement"), which required the Company to purchase certain materials exclusively from Air Liquide through June 1, 2021. Air Liquide claims, among other things, that the Company did not have valid grounds for termination.  Air Liquide's Amended Complaint asserts claims for breach of contract, breach of the duty of good faith and fair dealing, violation of Massachusetts General Law Chapter 93A, defamation and unjust enrichment. Air Liquide seeks unspecified damages for the lost revenue, as well as treble damages and attorneys' fees. On December 30, 2015, the Company moved to dismiss the Amended Complaint because, inter alia, Air Liquide did not comply with alternative dispute resolution requirements in the Supply Agreement.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Alternatively, the Company moved to dismiss all counts of the Amended Complaint directed at the Company other than the breach of contract claims, because the allegations did not support those claims. Air Liquide opposed the motion and it remains pending.

The Company assessed that contingent losses related with this case are only reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

6.
From time to time, the Company is party to various legal proceedings incidental to its business. As of December 31, 2015, the Company has accrued a total amount of $160 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. During the year ended December 31, 2015 and 2014 the Company settled various legal claims and paid an amount of approximately $465 and $444, respectively.

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

As of December 31, 2015, options to purchase 1,159,000 ordinary shares were available for grant under the 2014 Plans.

Under the 2014 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed ten years. Options granted under the 2014 Plans generally vest over a period of three to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options, the Company routinely granted also Restricted Stock Units (RSUs) under the 2004 Plans. RSUs usually vest over a period of employment of up to four years.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

c.         Light Instruments Ltd. option plan:

On January 2, 2012, the Board of Directors of Light Instruments Ltd. adopted the 2011 Share Option Plan pursuant to which employees, officers, directors, and consultants may receive stock options exercisable into either shares of Light Instruments Ltd. or shares of the Company, if certain conditions are met (the "Plan"). The terms of the options granted under the Plan, including the exercise price and vesting provisions, shall be determined by the administrator of the Plan. All options shall expire 10 years from the date of grant. In addition, holders of Light Instruments options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Light Instruments, subject to the approval of the administrator of the Plan, so long as there has been no initial public offering of Light Instruments and so long as Light Instruments remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election. Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Light Instruments subject to election (minus the applicable exercise price), as determined in good faith by the plan administrator, divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election. In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system. As of December 31, 2015, there were 4,518 options granted under the plan and 406,189 shares available or reserved for future issuance under the plan.

d.
The following is a summary of activities relating to the Company's stock options and Stock Appreciation Rights (SAR) (excluding Light Instruments options) granted to employees and directors among the Company's various plans during the year ended December 31, 2015:

	Number	Weighted average exercise	Aggregate intrinsic value
	of options	price	(in thousands)

Outstanding at beginning of year	4,285,397	$11.77	-
Granted	681,000	10.85	-
Exercised	(265,445)	8.21	-
Forfeited	(204,183)	20.40	-

Outstanding at end of year	4,496,769	$11.45	390

Exercisable options at end of year	2,696,498	$12.12	364

Vested and expected to vest	3,914,144	$12.73	386

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2015 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included below represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amounts changes based on the fair market value of the Company's ordinary shares.

The following table summarizes the RSUs activity for the year ended December 31, 2015:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2015	56,052	$10.34
Granted	-	$-
Vested	(39,552)	$9.87
Forfeited	-	-

Non-vested at December 31, 2015	16,500	$11.47

The fair value of non-vested RSUs is determined based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2015, 2014 and 2013, was $0, $10.34 and $7.12, respectively.

The total fair value of RSU's vested during the year ended December 31, 2015 was $390.

Aggregate intrinsic value, at the date of exercise, of options, SAR's and RSU's that were exercised during the years ended on December 31, 2015, 2014 and 2013 was $841, $247 and $1,309, respectively.

The options and SAR's outstanding as of December 31, 2015, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	42,300	3.04	$1.41	42,300	3.04	$1.41
$4.81	32,731	3.56	$4.81	32,731	3.56	$4.81
$6.30-11.95	3,736,016	4.78	$10.14	2,105,740	4.21	$10.06
$12.09-15.51	525,618	3.92	$12.93	355,623	3.31	$13.24
$16.05-52.67	160,104	0.95	$41.08	160,104	0.95	$41.08

$1.41-52.67	4,496,769	4.52	$11.45	2,696,498	3.87	$12.12

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EQUITY (Cont.)

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2015, 2014 and 2013 were:

	Year ended December 31,
	2015	2014	2013

Weighted average exercise prices	$10.85	$10.81	$9.41

Weighted average fair value on grant date	$3.59	$4.02	$3.41

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2015, 2014 and 2013 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2015	2014	2013

Volatility	35%	38.5%	35%
Risk-free interest rate	1.18%	1.65%	1.05%
Dividend yield	0.00%	0.00%	0%
Post-vesting forfeiture rate	5.56%	5.56%	6.8%
Suboptimal exercise factor	2.0	2.0	2.0
Contractual life (in years)	7-10	7-10	7

Volatility is based on the historical volatility of the Company ordinary share, for a period equal to the stock options excepted life.

The share-based payments are denominated in U.S. dollars, and consequently, in accordance with ASC 718, when the binomial model is applied, the Company looks for yields on the U.S. treasury zero-coupon bonds with maturity that is commensurate with the contractual term of the award.

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

The total equity-based compensation expense recognized for the years ended December 31, 2015, 2014 and 2013, was comprised as follows:

	Year ended December 31,
	2015	2014	2013

Cost of revenues	$197	$160	$288
Research and development	332	370	766
Sales and marketing	1,284	1,093	1,258
General and administrative	1,962	2,077	2,177

Total equity-based compensation expense before taxes	$3,775	$3,700	$4,489

As of December 31, 2015, there was $5,770 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.12 years.

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-        EQUITY (Cont.)

f.	Repurchase of Shares

On December 1, 2014, the Company Board of Directors approved a share repurchase program of up to $20,000 of Syneron's ordinary shares. Under the program, ordinary shares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate the Company to acquire any specific number of shares and may be discontinued at any time. The Company intends to fund any share repurchases with currently available working capital. During 2015, the Company repurchased 1,762,370 ordinary shares at an average price of $8.85 for an aggregate purchase price of $15,590. Total consideration for the purchase of these ordinary shares was recorded as treasury shares, at cost, as part of shareholders' equity.

NOTE 17:-	OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2015	2014	2013

Impairment of intangibles assets (see also Note 9)	$3,289	$1,705	$323
Impairment of goodwill (see also Note 2m)	3,843	1,185	-
Changes in the fair value contingent consideration	(4,105)	(3,012)	1,209
Impairment of investment in an affiliated company(*)	-	-	1,000
Gain from loss of control (**)	-	-	(7,273)
Changes in the fair value of Iluminage Beauty (***)	330	4,590	-
Other	(427)	-	118

Total	$2,930	$4,468	$(4,623)

(*)
On March 15, 2012, Syneron invested in Juvenis, an Israel-based company. Under the terms of the agreement, Syneron made an initial investment in Juvenis of $1,000 in cash. On November 11, 2013, Juvenis' board of directors resolved that Juvenis should cease its operations due to lack of funds.  Refer to note 4 for further details.

(**)
On December 9, 2013, based on the fair value method, the Company recorded an investment in Iluminage Beauty of $24,720, which represented the fair value of Iluminage Beauty 's common stock held by the Company on the deconsolidation date and recorded a gain on deconsolidation of $7,273.

(***)
During 2014 and 2015, the Company recorded a loss in the amount of $4,590 and $330 respectively, due to changes in the fair value of its investment in Iluminage Beauty.  Refer to Notes 4 and 1b3 for further details.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-        INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 - 26.5% and 2015 - 26.5%.

On 5 January 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

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

In addition, it should be noted that certain Israeli subsidiaries have a "Privileged Enterprise" status and are exempt from taxes on income derived from their "Privileged Enterprise" status. The tax consequences of such status are not significant to the Company.

Out of the Company's retained earnings as of December 31, 2015, approximately $235,112 is tax-exempt earnings attributable to its Approved Enterprise and Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "alternative benefits track". Under the Law, tax-exempt income generated under the Approved or Privileged Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas in accordance with the Law, tax exempt income generated under the Approved Enterprise status will be taxed upon dividend distribution.

On October 27, 2013, the Company agreed to pay to the Israeli Tax Authority approximately $4,000 to free up "trapped profits" in accordance with the Trapped Profits Law. This payment gives the Company flexibility to perform certain future business transactions which apply to profits derived from "Approved Enterprise" or "Privileged Enterprise", up to a limit of approximately $57,173, without incurring any additional Israeli tax.

As of December 31, 2015, if the income attributed to the Approved Enterprise and Privileged Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $32,835, excluding approximately $4,000 that was paid in accordance to the Trapped Profit Low, as mentioned above. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate

Australia	30%
Canada (*)	15%
China	25%
Germany	27%
Hong Kong	16.5%
Japan	37.3%
Spain	25%
United States (*)	35%

(*)	Federal.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

c.	Deferred taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2015	2014

Net operating loss carryforward	$34,688	$35,839
Tax credits	9,184	8,234
Capital losses carryforward (1)	17,045	18,783
Bad debt reserve	901	557
Deferred revenues	1,656	1,383
Accrued warranty reserve	1,529	1,117
Inventory reserve	727	1,207
Intangible assets – patents	846	981
Other temporary differences	6,207	3,816

Total deferred tax asset before valuation allowance	72,783	71,917

Valuation allowance	(49,222)	(44,777)

Total deferred tax asset	23,561	27,140

Intangible assets acquired	(3,198)	(5,820)

Total deferred tax liability	(3,198)	(5,820)

Net deferred tax asset (2)	$20,363	$21,320

(1)	The Company has capital loss carryforwards resulting mainly from the difference between the reporting currency and the tax basis of the investments in Marketable securities.

(2)	Net deferred tax asset (liability) is recorded in the following balance sheet line items:

	December 31,
	2015	2014

Current assets	$-	$-
Deferred tax assets	20,363	21,460
Deferred tax liability	-	(140)

Net deferred tax asset	$20,363	$21,320

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

At December 31, 2015, the Company's U.S. subsidiaries had cumulative net operating losses (NOL) for US federal and state income tax return purposes of $55,467 and $46,515 respectively. The federal NOL carryforwards expire between 2025 and 2033. The state NOL carryforwards begin to expire in 2016. The federal and state NOL carryforwards for tax return purposes are $38,171 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

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

The Company has available Israeli carryforward capital tax losses of $52,212 and $58,770 in 2015 and 2014, respectively. The Company has Israeli available carryforward net operating tax losses of $95,854 and $79,777 in 2015 and 2014, respectively to offset against future tax profits for an indefinite period.

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. On December 18, 2015, the President signed into law the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act"), which permanently extended the credit for certain research and experimentation expenses.  The credit had expired at the end of 2014.

At December 31, 2015, the Company's U.S. subsidiaries had available federal research and development (R&D) tax credit carryforwards of approximately $2,598 expiring between 2023 and 2035, capital loss carryforwards of $9,169 expiring in 2017, and alternative minimum tax credits of approximately $1,116 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $1,641. Federal and state R&D credit carryforwards for tax return purposes are $449 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $49,222 and $44,777 at December 31, 2015 and 2014, respectively. The Company's estimate of future book-taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs").

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

No amount for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximate $11,635 of accumulated foreign earnings to be indefinitely reinvested. The Company expects existing domestic cash and short-term investments and cash flows from operations to continue to be sufficient to fund the operating activities and cash commitments for investing and financing activities, and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Determination of the amount of income tax liability that would be incurred is not practicable.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

d.        Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2014 through December 31, 2015, were as follows:

Gross tax liabilities at January 1, 2014	$2,119

Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	42
Reductions due to settlements with tax authorities	-
Reductions for positions of prior years	(286)

Gross tax liabilities at December 31, 2014	1,875

Additions based on tax positions related to the current year	187
Additions for tax positions of prior years	-
Reductions for positions of prior years	(66)

Gross tax liabilities at December 31, 2015	1,996

Included in the balance of tax contingencies for uncertain tax positions at December 31, 2015 was approximately $2,180 of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate. The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheet.

The liability for unrecognized tax benefits as of December 31, 2015 and 2014 included accrued interest of $184 and $170, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2015:

Israel	-	2012 - present
United States	-	2012 - present
Australia	-	2011 - present
Germany	-	2011 - present
Canada	-	2011 - present
Japan	-	2012 - present
Spain	-	2011 - present

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

e.	Loss before taxes on income:

	Year ended December 31,
	2015	2014	2013

Domestic	$(15,013)	$(9,759)	$(14,289)
Foreign	8,721	6,854	8,196

	$(6,292)	$(2,905)	$(6,093)

f.	Taxes on income:

	Year ended December 31,
	2015	2014	2013
Current taxes:
Domestic	$187	$1,385	$(6,338)
Foreign	1,656	1,886	2,084

	1,843	3,271	(4,254)
Deferred taxes:
Domestic	-	96	(140)
Foreign	(1,795)	(1,072)	(3,246)

	(1,795)	(976)	(3,386)

Taxes on income (tax benefit)	$48	$2,295	$(7,640)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

g.	The reconciliation from the federal statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2015	2014	2013

Loss before taxes on income	$(6,292)	$(2,905)	$(6,093)

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(1,667)	$(770)	$(1,523)
Difference in basis of measurement for tax purpose	(1,938)	4,853	1,288
Change in valuation allowance, net	3,484	(6,784)	(969)
Non-deductible stock-based compensation	1,001	1,215	1,485
Non-deductible expenses	106	355	492
State deferred taxes	253	174	2,363
Decrease in taxes resulting from tax settlement with tax authorities	-	-	(8,925)
Difference in tax rates	(1,846)	658	(3,108)
Tax contingencies	131	60	(111)
Tax credits	82	(491)	-
Impairment charges	840	1,216	-
Withholding taxes	-	1,386	1,441
Return to provision	(443)	227	(16)
Other	45	196	(57)

Actual tax expense (benefit)	$48	$2,295	$(7,640)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-        FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2015	2014	2013
Income:

Interest on cash equivalents	$88	$24	$90
Gain and interest on available-for-sale marketable securities, net	386	528	554
Interest on bank deposits	82	77	211

Expenses:

Interest on short-term credit and bank commissions	-	(68)	(254)
Foreign currency translation adjustments, net	(389)	(1,249)	(575)

	$167	$(688)	$26

NOTE 20:-        SEGMENT REPORTING

a.	General:

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

The insignificant portion of the EBU segment results (Light Instruments and RBT) that the Company continues to operate after the deconsolidation of Syneron Beauty has been aggregated to the PAD segment for all periods presented, such that the EBU segment for all periods presented only reflects the results of those subsidiaries that were deconsolidated and the PAD segment for all periods reflects the results of the Company's current single segment.

The tables below present financial information for the Company's one reportable segment for the year ended December 31, 2015 and 2014, and two reportable segments for the year ended December 31, 2013:

	Year ended December 31, 2015
	PAD	EBU	Total

Revenues from external customers	$277,849	-	$277,849
Operating loss	$(6,459)	-	$(6,459)
Financial income, net	$167	-	$167
Loss before taxes on income	$(6,292)	-	$(6,292)
Segment goodwill	$21,442	-	$21,442
Segment identifiable assets	$265,350	-	$265,350

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-        SEGMENT REPORTING (Cont.)

	Year ended December 31, 2014
	PAD	EBU	Total

Revenues from external customers	$255,750	-	$255,750
Operating loss	$(2,217)	-	$(2,217)
Financial expenses, net	$(688)	-	$(688)
loss before taxes on income	$(2,905)	-	$(2,905)
Segment goodwill	$25,285	-	$25,285
Segment identifiable assets	$281,549	-	$281,549

	Year ended December 31, 2013
	PAD	EBU	Total

Revenues from external customers	$232,129	24,786	$256,915
Operating income (loss)	$1,681	(7,800)	$(6,119)
Financial income (expenses), net	$221	(195)	$26
Income (loss) before taxes on income	$1,902	(7,995)	$(6,093)
Segment goodwill	$20,976	-	$20,976
Segment identifiable assets	$284,501	-	$284,501

d.	Financial data relating to geographic areas:

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2015, 2014 and 2013. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2015		2014		2013
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$107,527	$2,933	$91,825	$2,601	$90,618	$2,917
Europe and Middle East (excluding Israel)	79,615	207	82,786	296	87,539	407
Asia Pacific	62,324	390	44,406	138	39,744	76
Japan	16,193	365	25,460	9	26,409	12
Israel	4,461	5,928	3,217	3,967	4,620	3,191
Other	7,729	-	8,056	-	7,985	-

	$277,849	$9,823	$255,750	$7,011	$256,915	$6,603

e.	Significant customers:

No major customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 2015, 2014 and 2013.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-        NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2015	2014	2013
Numerator:

Net income (loss) attributable to Syneron's shareholders	$(6,340)	$(5,200)	$1,647

Denominator:

Total weighted average number of shares outstanding used in computing:
Basic net income (loss) per share	36,415,651	36,703,251	35,921,848

Diluted net income (loss) per share	36,415,651	36,703,251	36,203,848

Basic and diluted net income (loss) per share	$(0.17)	$(0.14)	$0.04

Anti-dilutive securities:

The following numbers of shares were excluded from the computation of diluted net income (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2015	2014	2013

Ordinary shares	4,496,769	4,285,397	3,184,294

NOTE 22:-	DISCLOSURE ON RELATED PARTIES TRANSACTION

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

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	EVENTS AFTER THE REPORTING DATE

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.

The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 21, 2016

Syneron Medical Ltd.

By:	/s/ Amit Meridor
Amit Meridor
Chief Executive Officer