Form 20-F
period 2016-12-31
Syneron Medical Ltd.
filed 2017-03-23
CIK 1291361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Industrial Zone, Yokneam Illit, 2069200, Tavor Building P.O.B. 550, Israel
 (Address of principal executive offices)

Hugo Goldman, CFO
Telephone: 972-732-442200
Email: CFO@syneron.com
Facsimile: 972-732-442202
Industrial Zone, Yokneam Illit, 2069200, Tavor Building P.O.B. 550, Israel
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

As of December 31, 2016, the Registrant had 34,730,185 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

In this Annual Report on Form 20-F, unless the context suggests otherwise, the terms “Syneron”, “the Company”, “we”, “us”, “our” or “ours” refer to Syneron Medical Ltd. and its consolidated subsidiaries as of December 31, 2016. All references in this Annual Report on Form 20-F to “U.S. dollars”, “dollars” or “$” are to the legal currency of the United States of America, and all references in this Annual Report on Form 20-F to “NIS” or “New Israeli Shekel” are to the legal currency of Israel. In addition, we use the following acronyms: “PAD” (Professional Aesthetics Devices); “EBU” (Emerging Business Units); “FTZ” (Focal Treatment Zones) and “PDP” (Practice Development Partners).

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Annual Report on Form 20-F regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Forward-looking statements include, but are not limited to, statements about:

•	our expectation that our product and recurring revenue, including our services and consumables revenue, will increase over time;

•	our anticipation that we will generate higher revenues and attractive margins as we introduce our new product launches and expand our recurring revenue business model;

•	our belief that the demand for energy-based aesthetic treatments will continue to expand;

•
our expectation that market opportunities for our fat reduction and body-shaping business will grow and that the expansion of such business, including through our VelaShape and UltraShape® Power product families, will increase our future revenues;

•	our expectation that raising consumer awareness of our UltraShape® Power product will be successful and our anticipation to launch UltraShape® Power in additional international markets in 2017;

•	our belief that market opportunities for our emerging products, including PicoWay, Profound, and CO2RE Intima will grow and increase our future revenues;

•	our belief that there are significant opportunities to leverage our strong global customer base and our marketing initiatives to accelerate UltraShape Power sales outside of North America;

•	our expectations regarding consolidation among companies in the industry;

•	our belief that an increasing number of non-core physicians, such as family practitioners, internists and OB/GYNs, will expand their practice into aesthetic procedures;

•
our ability to make novel product introductions and upgrades, acquire new products, expand our recurring revenue and consumables business, and identify new markets for our products, including our UltraShape Power, VelaShape III, PicoWay, CO2RE Intima and Profound products;

•	our belief that our body shaping products UltraShape Power and VelaShape III, as well as our PicoWay, CO2RE Intima, and Profound products, will be revenue drivers in the future;

•	our expectation that we will be successful in realizing the benefits and synergies arising out of our acquisitions, joint ventures, and other strategic initiatives;

•	our expectation that we will expand our revenues in North America, including through the addition of new senior management leadership in North America and the growth of our North American sales force;

•
our belief that  the additions to our senior management team in North America, the reorganization of  our North American sales and marketing personnel, and the increase in our North American sales force will leverage the expected growth in the North American aesthetic products market;

•	the timing of, and our ability to, receive, maintain, and comply with governmental regulatory approvals, clearances and licenses for our products and new product initiatives;

•	our expectations regarding our research and development expenses, including our expectations regarding the development of product initiatives;

•	the timing of the international launches of UltraShape products under our recurring business model in 2017;

•	our beliefs regarding emerging growth market opportunities for our products, including PicoWay and CO2RE Intima, and our ability to capitalize on such opportunities;

•	our beliefs regarding the importance of relationships with customers and the provision of comprehensive multi-disciplined support;

•	our beliefs regarding the future of barriers to entry into the markets that we serve;

•
Medical Insights study which forecasts (i) for sales of global aesthetic products, an annual compound growth rate of 11% from 2015 through 2020, with North America being the largest single regional market growing at 10.9%, Europe at 9.6% and APAC at 12.3%, and (ii) for the body shaping segment of the aesthetics medical industry, an approximate 16% compound annual growth rate from 2015 through 2020; and

•	our plans to launch in 2017 an upgraded version of UltraShape, introduce Gentle Touch and bring a new Vbeam offering to market.

These forward-looking statements are based on certain assumptions, including, but not limited to, the following: the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or postponing of purchase orders; that our products will be approved by appropriate regulatory authorities; that we will launch new products or discontinue to market old products; that our markets, including the market for our UltraShape Power, VelaShape III and PicoWay, CO2RE, and Profound products and the recurring revenue market from our products, will continue to grow; that our products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within our markets will not change materially or adversely; that we will retain key technical and management personnel; that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. If one or more of these assumptions proves incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report on Form 20-F at Item 3.D. “Key Information – Risk Factors”.

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

The selected consolidated balance sheet data as of December 31, 2016 and 2015 and the selected consolidated statement of operations data for each of the years ended December 2016, 2015, and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated balance sheet data as of December 31, 2014, 2013, and 2012, and the selected consolidated statement of operations data for the fiscal years ended December 31, 2013 and 2012 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(U.S. Dollars in thousands except per share and weighted average shares data)
Consolidated Statement of Operations Data:

Revenues	$298,102	$277,849	$255,750	$256,915	$263,622
Cost of revenues (*)	142,469	128,884	119,771	126,838	127,182

Gross profit	155,633	148,965	135,979	130,077	136,440
Operating expenses, net
Research and development (*)	23,043	25,270	24,619	29,996	29,936
Selling and marketing (*)	95,889	97,163	80,741	82,445	77,795
General and administrative (*)	28,490	30,061	28,368	28,378	34,188
Other expenses (income), net	4,983	(913)	3,283	(4,623)	1,839
Impairment of goodwill	-	3,843	1,185	-	450
Total operating expenses, net (*)	152,405	155,424	138,196	136,196	144,208

Operating income (loss) (*)	3,228	(6,459)	(2,217)	(6,119)	(7,768)

Financial income (expenses), net	764	167	(688)	26	925

Income (loss) before taxes on income	3,992	(6,292)	(2,905)	(6,093)	(6,843)
Taxes on income (tax benefit)	3,813	48	2,295	(7,640)	(4,502)

Consolidated net income (loss)	179	(6,340)	(5,200)	1,547	(2,341)
Net loss attributable to non-controlling interest	-	-	-	100	998
Net income (loss) attributable to Syneron's shareholders	179	(6,340)	(5,200)	1,647	(1,343)

Net earnings (loss) per share attributable to Syneron's shareholders:
Basic	$0.01	$(0.17)	$(0.14)	$0.04	$(0.04)
Diluted	$0.01	$(0.17)	$(0.14)	$0.04	$(0.04)

Weighted-average number of shares used in actual per share calculations (in thousands):
Basic	34,745	36,416	36,703	35,922	35,475
Diluted	34,945	36,416	36,703	36,204	35,475

 (*) Includes the following stock based compensation charges:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(U.S. Dollars in thousands except per share and weighted average shares data)
Cost of revenues	$160	$197	$160	$288	$205
Research and development	341	332	370	766	616
Selling and marketing	1,227	1,284	1,093	1,258	1,258
General and administrative	1,983	1,962	2,077	2,177	2,656

Consolidated Balance Sheet Data:
Cash and investments portfolio	$86,421	$86,656	$110,443	$108,540	$135,981
Working capital	120,726	114,332	133,022	127,656	145,662
Investments in affiliated companies	15,730	19,800	20,130	24,720	1,000
Total assets excluding investments in affiliated companies	261,455	266,992	286,704	280,757	318,098
Total assets	277,185	286,792	306,834	305,477	319,098
Total liabilities	69,765	77,579	78,869	73,688	96,969
Retained earnings	43,473	43,294	49,634	54,834	53,187
Equity	207,420	209,213	227,965	231,789	222,129
Number of outstanding ordinary shares, par value NIS 0.01 per share	34,730,185	35,274,577	36,748,244	36,630,586	35,608,730

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.   RISK FACTORS

This Annual Report on Form 20-F contains certain statements that are intended to be, and are hereby identified as, “forward-looking statements.” We have based these “forward-looking statements” on our current expectations and projections about future events, which are subject to risks and uncertainties. The Company’s actual future results may differ significantly from those stated or implied in any forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below. See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report on Form 20-F. An investor should carefully consider the risks and uncertainties described below and the other information in this Annual Report on Form 20-F before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and, as a result, the market price of our ordinary shares could decline, and an investor could lose all or part of its investment.

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

 Our success depends in part on acceptance of our new products and growth segments, including our body shaping product families (Ultrashape Power and Velashape), face and skin products (PicoWay and Profound), and women’s wellness products (CO2RE Intima). The rate of adoption and acceptance of these and other of our products may be adversely affected by actual or perceived issues relating to quality, reliability and safety, customers’ reluctance to invest in new technologies, widespread acceptance of other technologies and changes in the competitive landscape. Our business strategy is based, in part, on an expectation that we will continue to make novel product introductions and upgrades or acquire new products, especially products with a recurring revenue component, that we can sell to new and existing users of our products, and that we will be able to identify new markets for our products.

To increase our revenues, we must:

•	develop or acquire new products and treatment modules that either add to or improve our current products and treatment protocols;

•	develop and grow sales of our consumables business, treatment modules and recurring revenue streams and business;

•
realize the expected benefits of our investment in adding new senior management in North America, expanding our sales force in North America, and expanding sales of our body shaping and face and skin products, and additional new products, internationally;

•
convince our target customers that our products or product upgrades would be an attractive revenue-generating addition to their practices, and help our customers convince consumers that they would benefit from treatments by our products;

•
sell our products to customers who have traditionally not engaged in aesthetics procedures, including primary care physicians, obstetricians, ENT specialists, other specialists and non-medical professionals;

•	become a valued, strategic vendor to our customers by providing them with clinical and marketing support to attract consumers and to increase their revenues from treatments and consumables;

•	identify new markets and emerging technological trends in our target markets, and react effectively to technological changes and market needs;

•	maintain effective sales and marketing strategies;

•	differentiate our products, consumables, and services from those of our competitors; and

•	optimize our sales force by creating effective business alliances with partners.

We may be unable, however, to continue to develop or acquire new products or technologies, or develop new upgrades and treatment modules, develop or acquire businesses with consumables and recurring revenues, or increase recurring revenue streams at the rate we expect or at all, which could adversely affect our expected growth rate and result in the loss of funds invested in product development and marketing. In addition, the market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. We can provide no assurances that our efforts to promote and market our products, including our strategic investments in our North American management team and our marketing consumer awareness campaigns, will be successful. Furthermore, to be successful, we must be responsive to new technological developments and new applications of existing technologies. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors, and recurring revenues may not increase even if unit sales of our products grow.

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

Our success and ability to compete depends in large part upon our ability to protect our proprietary technology and products, including patents and patent applications in the U.S. and internationally. Our pending and future patent applications may not be granted, or, if issued, may not be in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or will prevent the development of competitive products by third parties. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and affect our ability to compete. In addition, competitors could attempt to reverse engineer our products to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside the scope of our patents. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the U.S. or Israel.  If our intellectual property does not adequately protect us from our competitors’ products and methods, our business and competitive position could be adversely affected.

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

An increasing amount of intangible assets, goodwill and investments in an affiliated company on our books have led to and may in the future lead to additional significant impairment charges.

The total amount of goodwill, intangible assets and investments in an affiliated company on our consolidated balance sheet is significant. We regularly review our intangible and tangible assets, including investments in affiliated companies and goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to and may in the future lead to significant additional impairment charges. For example, during the years ended December 31, 2015 and 2014, the Company recorded impairment charges in the total amount of $7.1 million and $2.9 million, respectively following such impairment testing. In 2015, $0.2 million and $1.3 million of the total impairment charge were attributed to developed technology and goodwill, respectively, associated with RBT, and $3.1 million and $2.5 million were attributed to customer relationships and goodwill, respectively, associated with CoolTouch. In 2014, $1.0 million and $1.2 million of the total impairment charges were attributed to developed technology and goodwill, respectively, associated with RBT and $0.7 million related to Primaeva's intangible asset. In 2016 no impairment charges were recorded. Future impairment charges, were they to occur, could have a material adverse effect on our results of operations.

For a description of how we determine whether impairment has occurred, what factors could result in impairment and the impact of impairment charges on our results of operations, see Item 5.A. "Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies and Estimates – Impairment of Goodwill and Intangible Assets" and Notes 2.j, 2.m, 9 and 10 of our audited consolidated financial statements included in this Annual Report on Form 20-F.

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

A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a portion of our revenues and a portion of our costs, including personnel and some marketing and facilities expenses, are incurred in New Israeli Shekels, Euros, Japanese Yen, Australian Dollars, Canadian Dollars, British Pounds Sterling, and Chinese Yuan. Inflation in Israel, Europe or Japan, or a weakening of the U.S. dollar against the Euro, the Japanese Yen, or other currencies, may have a material adverse impact on our results of operations and financial results. During 2016, the U.S. dollar depreciated against the New Israeli Shekel by approximately 0.09%, appreciated against the Euro by approximately 0.68%, appreciated against Japanese Yen by approximately 3.97%, appreciated against the Australian Dollar by approximately 3.51%, appreciated against the Canadian Dollar by approximately 0.17%, appreciated against the British Pound Sterling by approximately 0.82% and appreciated against the Chinese Yuan by approximately 0.73%. If the New Israeli Shekel were to strengthen in value in relation to the U.S. dollar, it will become more expensive for us to fund our operations.

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

Third parties have claimed, and may in the future claim, that our current or future products infringe on their intellectual property or trade secret rights, and may seek to interfere with our ability to make, use, sell or import our products. Patent applications are latent for the first 18 months after filing and cannot be discovered until they are published. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Infringement claims in the past have, among other things, led to license agreements pursuant to which we were required to pay license fees to third-party claimants.

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

If we are not successful in coordinating our business with that of our acquired subsidiaries, then the benefits of our acquisitions will not be fully realized and our business and our share price may be negatively affected.

In the last several years, we have acquired various companies. As of December 31, 2016, we and our subsidiaries had approximately 817 employees in a number of countries around the world. As a result, our management teams are facing challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs.

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

Our products compete against products offered by public companies, including Cutera, Inc., Cynosure, Inc. (which was acquired by Hologic Inc. in February 2017), and Zeltiq Aesthetics Inc. (which was acquired by Allergan Inc. in February 2017), as well as by private companies such as Sciton, Inc., Alma Lasers Ltd., Lumenis Ltd. and several other smaller specialized companies such as Lutronic, Inc. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc., Merz Pharma Group, and recently Allergan Inc. and Hologic Inc. These players have significant resources and capabilities and can offer physicians a broad spectrum of services, including special loyalty programs. We also face competition from medical products, including neurotoxins, hyaluronic acid injections, and aesthetic procedures, such as face lifts, liposuction, sclerotherapy, electrolysis, chemical peels and microdermabrasion, that are unrelated to energy-based devices. We also may face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Competition with these companies and with products that do not rely on technologies that we utilize could result in reduced prices and profit margins and loss of market share, which could harm our business, financial condition and results of operations.

Our ability to compete effectively depends upon our ability to differentiate our Company’s products and services from our competitors and their products, and includes the following factors:

•	product performance (procedure outcome and time required to achieve results);

•	quality of customer support and service;

•	clinical education of our customers and distributors in the use and efficacy of our products;

•	marketing support to help build our customers’ practices;

•	success and timing of new product development and introductions;

•	intellectual property protection;

•	development of successful distribution channels; and

•	our ability to maintain effective loyalty programs and our existing customer relationships and to develop new customer relationships.

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

We outsource the manufacturing of products under the brand name of Syneron to three subcontractors located in Israel, and some of our consumable products to a subcontractor in China. Some of our subsidiaries also outsource the manufacturing of their products to various subcontractors. The manufacturing capacity of these subcontractors may be inadequate if our customers place orders for unexpectedly large quantities of our products. If the operations of any of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. In addition, even if we were able to obtain new subcontractors to supplement our manufacturing needs, qualifying such subcontractors could take several months, and there may be a learning curve until such new subcontractors manufacture products of the required quality.

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

We are headquartered in Israel and have offices in two locations in the U.S., five locations in Japan, and offices in Canada, Hong Kong, China, Australia, Spain, Germany, Italy, France and the United Kingdom. We primarily depend on third-party distributors in territories in which we do not have offices, and on direct sales operations to sell our products in North America and in parts of Europe and Asia Pacific. Approximately 99% of our revenues were attributable to operations outside of Israel in 2016, of which 35% were generated from sales in North America, mainly attributable to sales in the U.S. Part of our strategy is to expand our sales in existing markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources.

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

If our international sales do not continue at the expected pace or suffer from greater challenges than expected, or unexpected events happen in overseas countries, then we will not experience our projected growth or will have decreased revenue and our financial results will suffer.

Global rollout of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.

In 2014, we commenced a project for a company-wide enterprise resource planning, or ERP, system. During 2015, the ERP system was rolled out at many of our major subsidiaries, and we completed the global rollout during 2016. We have invested and will continue to invest significant capital and human resources to ensure proper ERP functionality. Any major disruptions or deficiencies in the design and implementation of the ERP system, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

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

On September 26, 2012, the European Commission adopted a package of legislative proposals designed to replace the existing regulatory framework for medical devices in the EEA. On October 13, 2015, discussions between the European Commission, the European Parliament and the Council of Ministers started with the aim of agreeing to the final text of such regulatory reform. The revised regulation of medical devices was adopted in July 2016. Although the general principle in the revised regulation remains that the manufacturer must use clinical data to demonstrate compliance with relevant essential requirements, there were a number of changes, including the frequency of updates to the Company’s Clinical Evaluation Reports (CER), specific requirements for expertise and length of experience of the CER authors and evaluators, and scientific validity of data. The new legislation may prevent or delay the CE marking of our products under development or impact our ability to modify our currently CE marked products to ensure compliance with such regulations on a timely basis.

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

Regulations of the U.S. Securities and Exchange Commission, or SEC, require certain disclosure by public companies that use specified minerals (tin, tantalum, gold and tungsten), known as conflict minerals, in their products. The rules require companies to annually perform due diligence (and report on the results of such due diligence on Form SD) regarding whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country ("Covered Countries"), with substantial supply chain verification requirements in the event that the minerals come from, or could have come from, the Covered Countries. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the due diligence procedures that we implement, which may harm our reputation. In 2016, we reported on Form SD that the results of our due diligence were inconclusive and, accordingly, we were unable to determine with a reasonable degree of certainty that the conflict minerals contained in our products did not originate in the Covered Countries or are from recycled or scrap sources.

A portion of our product sales are made through independent distributors and sales agents whom we do not control.

A portion of our product sales are made through independent sales representatives and distributors. Because independent distributors often control customer relationships (and, in certain countries outside the U.S., the regulatory relationship), there is a risk that if our relationship with a distributor ends, our relationship with end customers associated with the relevant distributor (or our relationship with regulators, as applicable) will be lost. Also, because we do not control a distributor's field sales agents, there is a risk we will be unable to ensure that our sales processes, compliance and other priorities will be consistently communicated and executed by the distributor. If we fail to maintain relationships with our key distributors, or fail to ensure that our distributors adhere to our sales processes, compliance and other priorities, this could have an adverse effect on our operations.

Because many of the users of our products may lack training, and because we also sell our products to non-physicians, our products may be misused, which could harm our reputation and our business.

In the U.S., federal regulations allow us to sell our products to, or on the order of, “qualified practitioners.” The definition of “qualified practitioners” varies from state to state. As a result, depending on state law, our products may be purchased or operated by physicians or other qualified practitioners, including nurse practitioners, chiropractors and technicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. Although we provide training to the practitioners and, in the event a user error is detected, provide retraining to the practitioners, we do not supervise the procedures performed with our products, and we have no way to confirm that adequate supervision occurs. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to product liability claims and costly product liability litigation.

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

In manufacturing our existing and/or new products, we and our subcontractors depend upon third-party suppliers for various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, our subcontractors, or we use defective materials or workmanship in the manufacturing process, the reliability and performance of our existing and/or new products will be compromised.

If our existing and/or new products contain defects that cannot be easily and inexpensively identified and repaired, we may experience:

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

We and our subcontractors keep limited materials and components on hand. To assist in management of manufacturing operations and in order to minimize inventory costs, we forecast anticipated product sales to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these forecasts, subject to limitations on the lead time of our product components and items with long lead times. We also accept safety stock of long lead time items in addition to the usual lead time. If our business expands more than anticipated, our demand would increase, and we and our suppliers may be unable to meet our demand. If we overestimate our requirements, we and our subcontractors will have excess inventory, increasing our costs. If we underestimate our requirements, we and our subcontractors may have inadequate components and materials inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

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

Our success also depends in large part on our ability to continue to attract, retain, develop and motivate highly skilled technical and professional personnel. Competition for certain employees, particularly sales representatives and development engineers in North America and other parts of the world, is intense. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely impact our business, financial condition and results of operations.

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

We have entered into non-competition arrangements with substantially all of our professional employees. These agreements prohibit our employees from competing with us or, if they cease working for us, working for our competitors for a limited period following the expiration of their employment with us. In various jurisdictions in which we operate, we may be unable to enforce these agreements, in whole or in part. For example, Israeli courts have required former employers seeking to enforce non-compete undertakings to demonstrate, among others, that employment by a competitor would result in damage that would threaten the existence of such former employer, that the employee received special compensation in return for such employee's non-compete undertaking, or that the employee action is based on material lack of good faith and use of commercial secrets of the employee's former employer. If we are unable to enforce these non-competition agreements, in whole or in part, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could harm our business.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if income tax rates are lowered.

As of December 31, 2016, we have recognized a net deferred tax asset balance of $17.6 million. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our net operating losses (NOL), the NOLs would expire unused. The Company’s projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or macroeconomics conditions that may cause the Company to not meet its projections. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance, resulting in a charge to results of operations and a decrease to total shareholders’ equity. In addition, if income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

Additional tax liabilities could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income and other taxes both in Israel and various foreign jurisdictions.  Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses.  Additionally, the amount of income taxes paid or accrued is subject to our interpretation of applicable laws in the jurisdictions in which we do business.  From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable.  While we believe, we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes.  If we are assessed additional taxes, it could have a material adverse effect on our results of operations and financial condition.

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Cooperation and Development has recently introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

We are incorporated under the laws of the State of Israel, and our principal executive offices and research and development facilities are located in Israel. In addition, a number of the subcontractors for our Syneron product line are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations. If economic conditions deteriorate in Israel, it may adversely affect our financial conditions and results of operations.

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

Israeli corporate law regulates mergers, tender offers for acquisitions of shares above specified thresholds, special approvals for transactions involving directors, officers or significant shareholders, and other matters that may be relevant to these types of transactions. Our articles of association also contain provisions that may make it more difficult to acquire our company, such as a classified board structure. In addition, the transfer of our technology funded by the Israel Innovation Authority (formerly known as the Israeli Office of Chief Scientist) (including by acquisition) is subject to certain restrictions and requires certain approvals of the Innovation Authority, which provided grants for the development of certain of our technology.

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

The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company must act in good faith and in a customary manner in exercising his or her rights and in fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power over the company in such capacity, including, among other things, when voting at the general meeting of shareholders and class meetings regarding amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and approval of transactions and acts requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he/she possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, and there is currently little case law available to assist in understanding the implications of the provisions that govern shareholder behavior.

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

Risks Related to Our Ordinary Shares

The price of our ordinary shares has fluctuated substantially, and we expect will continue to do so.

The market price for our ordinary shares, which has been, and may continue to be, volatile, is affected by a number of factors, including:

•	the gain or loss of significant orders or customers;

•	recruitment or departure of key personnel;

•	the announcement of new products or service enhancements by us or our competitors;

•	possible delays in market acceptance of our new products;

•	potential increases in the level and intensity of price competition between our competitors and us;

•	announcements regarding clearance or non-clearance of regulatory approval;

•	quarterly variations in our or our competitors’ results of operations;

•	material litigation in which we are involved;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	developments in our industry and among our competitors;

•	absence of significant product backlogs;

•	effectiveness in our manufacturing processes and other operations;

•
fluctuations in revenues due to, among other factors, the performance of our direct sales force, distribution channels, service providers, or customer support organizations, as well as changes in collection cycles for accounts receivable;

•	timing of any acquisitions and related costs;

•	increase in sales of our consumable offerings and recurring revenues paid to us by our customers as a result of the growth in patient treatments; and

•	general market conditions, share performance in our industry, and other factors unrelated to our operating performance or the operating performance of our competitors.

The stock prices of many companies in the medical device industry have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation in the United States. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

We have not paid dividends in the past and there are no assurances that any dividends will be paid in the future so any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares. There are no assurances that any dividends will be paid in the future. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on our earnings, financial condition and other business and economic factors deemed relevant by our board of directors. In any case, under the Companies law we may only pay dividends in any fiscal year out of “profits”, as defined by the Companies Law and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. In addition, Israeli law may subject such payments to Israeli withholding taxes. If we do not pay dividends, our ordinary shares may be less valuable because a return on a shareholder's investment will only occur if our share price appreciates.

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

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Syneron Medical Ltd. was incorporated in the State of Israel in July 2000. Our headquarters are located at Industrial Zone, Yokneam Illit, 2069200, Tavor Building P.O.B. 550, Israel. Our phone number is +972 (73) 24-42200. The agent for service of process in the U.S. is National Corporate Research, Ltd. Our website address is www.syneron-candela.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

We completed our initial public offering of our ordinary shares on Nasdaq in August 2004. We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency, or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin, and laser-assisted lipolysis. We believe ELOS provides performance advantages over other technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

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

In 2008, we made our first investment in Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up that develops a skin complexion brightening treatment, and we currently hold 100% of RBT’s issued and outstanding share capital. For more information, see Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions" and Item 10.C. “Additional Information – Material Contracts”.

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

On October 26, 2009, we acquired Primaeva Medical, Inc. (Primaeva), an aesthetic technology firm based in Pleasanton, California. Primaeva developed a minimally invasive radiofrequency aesthetic device called ePrime for the treatment of skin wrinkles and laxity. Launched in 2011, ePrime received 510(k) clearance for wrinkle treatment that employs an innovative micro-needle electrode array housed in an advanced single-patient use applicator tip to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. For a description, see Item 4.B. "Information on the Company – Business Overview – Our Syneron Candela Products".

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

On December 9, 2013, we and Unilever Ventures formed a joint venture in home beauty devices: "Iluminage Beauty". The joint venture combined the global business and expertise of Syneron’s aesthetic home-use subsidiary, Syneron Beauty Ltd., and Unilever’s luxury beauty subsidiary, Iluminage™ Inc. The aim of the joint venture is to develop and bring to consumers innovative, high performance beauty solutions for at-home use. Under the joint venture, we sold and transferred our Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty, including Tanda Health and Beauty Inc. In addition, pursuant to the agreement, Iluminage Beauty will enjoy any royalties earned as a result of our Procter & Gamble initiative. Syneron Beauty continues to operate as a subsidiary of Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest up to $25 million in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture. Unilever Ventures holds 51% of the equity interest in Iluminage Beauty, and we hold the remaining 49%. For a description of the effects of this joint venture on our financial reporting, see Item 4.B. “Information on the Company – Business Overview – Overview”.  During 2016, we invested an additional $2.9 million in Iluminage Beauty, which represents 49% of the $6 million invested in 2016 by us and Unilever together in Iluminage Beauty.

On March 5, 2014, we acquired New Star Lasers, Inc., which conducts business as CoolTouch (“CoolTouch”), for approximately $11.0 million in cash and an earn-out of up to $4 million based on certain milestones to be achieved in 2014 and 2015. The relevant milestones were not achieved in 2014 and 2015, and as a result no earn-out payments were made. During the third quarter of 2015, CoolTouch lost a major OEM customer due to an unforeseen change in ownership of the customer, which adversely impacted our revenue, contributed, among other elements, to a reduction of CoolTouch’s operating results in 2015 compared to projections, and to a goodwill and intangible assets impairment of approximately $5.6 million for 2015. Given this development, we are evaluating alternatives for the CoolTouch OEM and overall business. CoolTouch develops, manufactures and markets the CoolTouch family of products. For a description of CoolTouch products, see Item 4.B. "Information on the Company – Business Overview".

On February 22, 2016, we entered into a share purchase agreement whereby we sold 100% of the Company’s shares of Light Instruments Ltd. (Light Instruments), which specializes in the development of advanced dental laser devices, to Sino Ita International Trading Co. Ltd. for $5.9 million.  The Company initially invested $1.5 million in Light Instruments in 2005 for approximately 51% of the outstanding share capital. Light Instruments became wholly owned by the Company after additional share purchases totaling $6.3 million were made in 2007 and 2008.

Principal Capital Expenditures

We had capital expenditures (including investments in an affiliated company) of approximately $6.8 million in 2016, $4.9 million in 2015, and $2.8 million in 2014. We expect our capital expenditures in 2017 to be approximately $4.0 million, and to consist of purchase of general equipment. We have financed our capital expenditures with our cash and investments portfolio.

B.            BUSINESS OVERVIEW

Overview

 Syneron, which is both the parent company and an operating company, is principally engaged in the manufacture, research, development, marketing and sales worldwide, directly to end-users and also to distributors, of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners. Our products consist principally of professional aesthetic devices. Our revenues are comprised of product sales, product-related services, and consumables. These services and consumables comprise our recurring revenue model. Our recurring revenue model is based on the sale of consumables, mainly associated with our growth engine platforms, including UltraShape Power, Profound, CO2RE Intima, and PicoWay brand names, and patient treatment fees. We have a number of new projects and products under development, focusing mainly on additional non-invasive aesthetic treatments, which will have recurring revenue and consumables components.

Syneron has a number of subsidiaries, the largest of which is Candela Corporation. Candela is also an operating company with products sold mainly under the Candela brand name. Syneron sells its products to the medical aesthetic market, which is mainly privately paid. On a global basis, it is estimated that the medical aesthetic market will generate approximately $8 billion in global revenues in 2017, and is expected to experience 11% compound annual growth from 2015 through 2020, according to Medical Insights 2016 Global Aesthetic Market Study XIV. This expanding market, together with Syneron's core technological capabilities and strategic plan to focus on its growth engines products including body shaping and recurring revenues, are expected to contribute to our growth.

Until January 1, 2014, we broke out our financial results into two segments: our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other practitioners worldwide. Our EBU segment consisted primarily of our non-professional aesthetic devices products, which were targeted at home-use consumers, and other emerging businesses.

As a result of the joint venture with Unilever Ventures creating Iluminage Beauty, the Company started reporting as one business segment for financial reporting purposes on January 1, 2014 and no longer reports the results of the EBU segment separately. The Company's financial reporting segment information was prepared in accordance with ASC 280, "Segment Reporting,” and the Company considered this accounting standard when it determined to report as a single business unit. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. Upon the closing of the joint venture agreement with Unilever Ventures, we recorded an asset of $24.7 million as the fair value of our 49% equity interest in Iluminage Beauty joint venture on our balance sheet. For additional information on our Iluminage Beauty joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History". See Item 5.A. “Operating and Financial Review and Prospects – Operating Results – Year Ended December 31, 2016 and 2015” and Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

Our Products

We have strong core technological capabilities in all segments of the aesthetic energy based devices marketplace and in all energy modalities. This wide range of technologies, together with extensive clinical work that we perform both internally and at key industry opinion leader locations, enables us to choose the right energy and protocol for each application. Our core technological capabilities cover ultrasound, radio frequency (RF), laser and electrical-optical (ELOS) energy.

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

Our products, which we sell primarily to physicians and other qualified practitioners, are used for a wide array of non-invasive aesthetic medical procedures, including fat reduction, hair removal, wrinkle reduction, tattoo removal, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, fat destruction, circumference reduction and gynecological and genitourinary treatment in the vaginal and vulva areas. Changes in demand for our products due to seasonal buying patterns and other factors tend to increase our revenues in the second and fourth quarters and decrease our revenues in the first and third quarters compared to other periods during the year.

New Products and Growth Initiatives

A number of products that we launched since the middle of 2013 are designed to support the Company's strategy to move toward a business model that emphasizes recurring revenues and ongoing partnerships with physicians. These products carry a disposable component or have embedded pay per procedure features.

Body Shaping

Body shaping is one of the fastest growing segments of the aesthetic medical industry, according to Medical Insight, Inc., which estimates that it will experience an approximately 16% CAGR from 2015-2020. With UltraShape and VelaShape technology, we are well positioned to offer a wide range of solutions for practitioners looking to provide body shaping procedures to our customers.

UltraShape Product. UltraShape develops innovative products for fat cell destruction and body shaping intended for non-invasive reduction in abdominal circumference. UltraShape is a body shaping platform that delivers fat destruction results using “non-thermal” focused ultrasound technology. UltraShape is indicated outside of the U.S. market for non-invasive aesthetic body contouring, and inside the U.S. for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. UltraShape is approved and commercially available in the U.S., Canada, Europe, Latin America, and parts of Asia. After receiving FDA clearance in April 2014, a full commercial launch of UltraShape took place in the U.S. in the fourth quarter of 2014. Additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers were cleared by the FDA in October 2014. The U-Sculpt transducer also delivers focused ultrasound treatment and is smaller and 50% lighter than the previous full-size transducer. In November 2016, we received FDA clearance for a new indication for treatment of flanks and thighs using lipolysis and we continue to improve our ultrasound technology. We continue to work on enhancements to this product, and plan to launch an upgraded version and new indications in 2017.

We launched a new generation ultrasound product, UltraShape Power, in the international and U.S. markets during the second and third quarters of 2016, respectively. The device received FDA clearance in July 2016.  This new platform has 20% more power with faster treatment time and increased acoustic power compared to its predecessor.

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

Face and Skin

Facial rejuvenation and anti-aging treatments are two of the largest segments of the aesthetic medical industry. Our Profound, elos Plus, and eTwo products target the area of facial rejuvenation, and our PicoWay product targets tattoo removal.

PicoWay. PicoWay is an innovative three wavelength (1064 nm, 785 nm and 532 nm) Picosecond laser which enables removal of multi-colored tattoos, recalcitrant tattoos and benign pigmented lesions on any skin type. PicoWay's unique system is based on delivering ultra-short Picosecond pulses of energy to the tissue. These bursts of energy create a photo-mechanical impact which breaks up the tattoo ink or pigmentation into smaller, more easily eliminated particles. PicoWay received CE mark in July 2014 and international marketing began in November 2014. FDA clearance was received in October 2014 and the U.S. launch began in November 2014. In November 2015, we launched our Resolve module for PicoWay, a fractional Picosecond capability in two wavelengths (1064 nm and 532 nm) which enables anti- aging and skin irregularities treatments at two different levels in the skin with zero downtime. In September 2016, PicoWay received FDA clearance for the wavelength 785 nm for full beam delivery to treat blue and green tattoos.

Profound. In the second quarter of 2015, we launched our Profound product, a minimally invasive radiofrequency aesthetic device for the treatment of skin wrinkles based on our Primeava technology. Profound employs an innovative five-paired micro-needle electrode array housed in an advanced single-patient use applicator cartridge to deliver bipolar fractional radiofrequency energy directly within the reticular dermis. In February 2016, we launched Profound’s SubQ module which enables treatment in the subcutaneous layer utilizing a seven-paired micro-needle electrode array housed in an applicator cartridge to treat cellulite with long term results. In September 2016, Syneron received FDA clearance to market the Profound system for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis. Specifically, the 25º Dermal handpiece and cartridge are used for percutaneous treatment of facial wrinkles, and the 75º SubQ handpiece and cartridge are used to improve the appearance of cellulite in patients with Fitzpatrick Skin Types I-III as supported by long-term clinical data.

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

CO2RE Intima. CO2RE is a carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation. In 2015, we received FDA clearance for a new CO2RE Intima application for gynecological and genitourinary indications. The CO2RE Intima system was launched in the United States in March 2016 for various gynecological and genitourinary conditions, reaching a new customer target audience and enabling us to address a growing market segment.  CO2RE Intima is based on our CO2RE  product.

Together the above key growth drivers for the Company contributed approximately $83 million of our 2016 revenues, or 28% of the Company's consolidated revenue for 2016.

Our Products

Hair Removal Products

GentleMax Pro™ . GentleMax Pro is our flagship laser workstation for hair removal and other treatment indications. Optimized for speed and reliability, it provides two treatment wavelengths, improved delivery system ergonomics over previous generation lasers, and a smart user interface that minimizes errors associated with the operator learning curve. With pulse durations from 0.25ms to 300ms, a 2Hz repetition rate, dynamic cooling device (DCD) epidermal protection and treatment spots from 1.5 mm to 24 mm, GentleMax Pro is one of the fastest and most versatile aesthetic laser workstations in the market today.

The Gentle Pro-U series. This series includes two upgradable, single-wavelength variants of the GentleMax Pro system. The 755 nm GentleLase Pro-U and the 1064 nm GentleYAG Pro-U provide high treatment energies and offer the advantages of the GentleMax Pro™ in single wavelength formats. The GentleLase Pro-U is an alexandrite laser for hair removal, vascular and pigmented lesions. The GentleYAG Pro-U is an Nd:YAG laser for hair removal, vascular lesions, and skin rejuvenation. Both of the Pro-U configurations feature pulse durations from 0.25 ms to 300 ms, high repetition rate operation and are compatible with optional specialty delivery systems which add additional treatment capabilities. Both can be upgraded to the complete GentleMax™ Pro configuration for optimum flexibility. In 2017, we intend to introduce Gentle Touch, the latest offering from our Gentle family of products, which features RF technology in addition to laser technology.

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

Face and Skin Products and Platforms

Vbeam Perfecta™. Vbeam Perfecta uses pulsed-dye laser technology to treat vascular and pigmented lesions, including port wine stains, birthmarks, rosacea, leg and facial veins, and post-operative bruising, provides skin rejuvenation by the reduction of diffuse redness and treats pigmentation, scars, warts, psoriasis and hemangiomas. The Vbeam Perfecta uses micro-pulse technology for purpura-free results and includes DCD cooling for epidermal protection and a smart user interface which provides recommended treatment parameters to reduce the operator learning curve. We anticipate bringing a new Vbeam offering to market towards the end of 2017.

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

CO2RE Product. CO2RE is a carbon dioxide system that offers the unique ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation. In September 2015, we received expanded FDA clearances for CO2RE which include new indications for a variety of medical specialties including plastic surgery, dermatology, gynecology and genitourinary, among others. In 2015, we received FDA clearance for approximately 90 additional indications for use for our CO2RE platform including the new CO2RE Intima application for gynecological and genitourinary indications. The CO2RE Intima system was launched in the United States in March 2016 for various gynecological and genitourinary conditions, reaching a new customer target audience and enabling us to address a growing market segment.

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

The StoneLight30™ Holmium Laser. This laser is used in urological treatments. At 30 watts and 3.0 joules and featuring Burst Mode Technology, the StoneLight30 delivers the power and energy necessary to fragment most kidney stones. The laser delivers four pulse widths – 150µs, 300µs, 700µs and 800µm – offering better control of retropulsion and multiple settings for treating stones as well as soft tissue.

RBT Products

eLure Products. Available in the U.S. and some locations internationally, eLure™ topical skin brightening products received regulatory approvals in Korea and registration notification in Japan in August 2013 and February 2014, respectively. In July 2014, eLure received clearance from the Chinese Food and Drug Administration. As of December 31, 2016, eLure products were available in China and South Korea through distribution by physicians and aesthetic medical chains. To the Company's knowledge, eLure is the only clinically proven range of skin brightening products developed with the natural enzyme formulation Melanozyme® to diminish the appearance of existing discoloration and dark spots while correcting uneven skin tones. Unlike several other skin brightening products in the market, the eLure product line does not contain Hydroquinone, which may have certain unwanted side effects.

Product Details

Our products, which address a wide variety of treatment alternatives, generally consist of one or more hand pieces and a console that incorporates multiple energy sources, software and a user-friendly interface. In order to deliver to our professional users the ability to generate increased revenue through additional service offerings, many of our products can be easily upgraded by the user to perform other applications by adding additional hand pieces and installing a software module in the console. We also seek to provide predictable costs of ownership by minimizing maintenance expenses and providing a parts and services warranty. The products that we currently market or service as of March 1, 2017 are summarized in the table below.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
UltraShape Contour I V3	Non- invasive fat reduction for body contouring	Physicians	Ultrasound	U.S.: Third quarter 2014. Rest of the World: First quarter 2010.
UltraShape Power	Non- invasive fat reduction for body contouring	Physicians	Ultrasound	U.S.: Third quarter 2016. Rest of the World: Second quarter 2016.
VelaShape II & III	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Physicians Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	U.S.: Third quarter 2009. Rest of World: Third quarter 2009. VS III – Introduced globally in the third quarter of 2013, and commercially launched in the U.S. in the fourth quarter of 2013.
VelaSmooth Pro	Appearance of cellulite, Thigh circumference reduction, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: Fourth quarter 2009.
CO2RE	Skin resurfacing, Wrinkles & scar reduction CO2RE Intima for gynecological and genitourinary treatments in the vaginal and vulva areas.	Physicians	Laser	U.S.: Fourth quarter 2010. Rest of World: Fourth quarter 2010. CO2RE Intima U.S.: First quarter 2016.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
eLase	Traditional fractional ablative treatments, Hair removal, Wrinkles treatment	Aestheticians Medical Spas	Laser + RF	U.S.: Fourth quarter 2010. Rest of World: Fourth quarter 2011.

eLaser	Hair removal, Wrinkles treatment, Leg veins treatment, Other vascular lesions treatment	Physicians	Laser + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.
eLight	Hair removal, Improving the skin’s appearance (2), Acne treatment, Wrinkles reduction (ST), Vascular + pigmented lesions (SR/SRA)	Physicians	Light + RF	U.S.: First quarter 2006. Rest of World: First quarter 2006.
eMatrix	Ablation and resurfacing of the skin, Wrinkle treatment	Physicians	Sublative Fractional RF	U.S.: Fourth quarter 2008. Rest of World: Fourth quarter 2008.
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
		Physicians	Sublative Fractional RF	U.S.: Second quarter 2012. Rest of World: Second quarter 2012.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
Adeline Star	Ablation and resurfacing of the skin, Wrinkles reduction, Skin laxity / contouring (ST)	Aestheticians Medical Spas	Sublative Fractional RF	Rest of the World: Fourth quarter 2014.
Adeline V	Appearance of cellulite, Reduction of thigh circumference, Body contouring	Aestheticians Medical Spas	Light + RF+ Vacuum + Massage	Rest of the World: First quarter 2015.
AlexTriVantage	Tattoo and pigmented lesion solution	Physicians	Laser	U.S.: First quarter 2007. Rest of World: First quarter 2007.
GentleLase Pro™	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2011.
GentleLase Pro™ LE	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	Rest of World: Third Quarter 2012.
GentleLase Pro-U	Hair removal, Benign vascular lesions, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.
GentleMax/Pro	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Benign pigmented lesions, Wrinkles reduction	Physicians	Laser	U.S.: Second quarter 2007. Rest of World: Second quarter 2007. Pro: U.S.: Fourth quarter 2011.
GentleYAG	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: First quarter 2004. Rest of World: First quarter 2004.
GentleYAG Pro-U	Hair removal, Benign vascular lesions, Facial telangiectasia, Leg telangiectasia, Leg veins, Wrinkles reduction	Physicians	Laser	U.S.: Third quarter 2012.
Mini GentleLASE™	Hair removal, Vascular lesions, Wrinkles reduction, Treatment of pigmented lesions	Physicians	Laser	U.S.: First quarter 2003. Rest of World: First quarter 2003.

Product Platform	Applications (1)	Intended Users	Energy Sources	Market Introduction
PicoWay	Pigmented lesions and tattoos of various types and colors on any skin type	Physicians	Laser	U.S.: Fourth quarter 2014 for tattoo removal, second quarter 2015 for pigmented lesions and Resolve handpiece, Rest of the World: Fourth quarter 2014 for tattoo removal and pigmented lesions.
Vbeam Perfecta	Vascular lesions elimination including port wine stain birthmarks, Rosacea, leg and facial veins, Post-operative bruising, Skin rejuvenation treatment	Physicians	Laser	U.S.: Second quarter 2005. Rest of World: Second quarter 2005.
Elure	Skin brightening	Physicians	N/A	U.S.: Fourth quarter, 2010. Rest of World: Fourth quarter, 2010.

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

With body shaping being the fastest growing segment of the aesthetic device market, we created a separate sales force in 2014 for the body shaping business in North America, consisting of capital equipment representatives that sell our devices to our customers, and our practice development partners (PDPs) that provide post-sale support to our customers. Our PDPs were deployed to help our customers plan and initiate various marketing campaigns to drive utilization of our UltraShape, such as through open houses, mini-sites for the customers, and billboard advertising. During 2016, we had a team of 47 direct sales representatives in North America focused on our aesthetic business and a team of 38 capital equipment representatives and PDPs focused on our body shaping business. In early 2017, we reorganized our sales force in North America to better cover all territories and enhance efficiency. As part of this effort, we merged previously-separate Aesthetics and Body shaping sales forces into one sales force and strengthened our inside sales group. Our PDP group is now supporting all growth products with post-sale activities.

Our customer support strategy worldwide is to offer our customers predictable cost of ownership, including minimal ongoing maintenance. For Candela products sold in North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron products sold in North America, we offer a three-year warranty for disposable applicator, parts and regular system maintenance. The small size and weight of Syneron products enable us to complement our warranty programs with a product maintenance program that offers next-day delivery of replacement products in North America in the event of any problems with the machine. This unique overnight delivery program eliminates unnecessary downtime at the user’s office and results in minimal loss of revenue for our customers. For Candela and Syneron products sold outside of North America, we offer a standard, one-year parts and services warranty with services provided through field service engineers. For Syneron applicators outside of North America, we offer a one-year warranty or a warranty based on the number of pulses (the number of pulses varies for each applicator), whichever comes first, which includes product maintenance that offers next-day delivery of replacement products.

Our gross sales and marketing expenditures were $80.7 million in 2014, $97.2 million in 2015, and $95.9 million in 2016. The decrease in 2016 in comparison to 2015 was mainly due to lower commissions expenses due to a higher distributor mix in revenues as well as lower marketing expenses, while the increase in 2015 in comparison to 2014 was mainly due to the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping sales team.

Company Consolidated Revenues by Geographic Region

	Year ended December 31,
	2016		2015		2014
Region	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$105,727	35.47%	$107,527	38.70%	$91,825	35.90%
Europe and Middle East (excluding Israel)	84,020	28.18%	79,615	28.65%	82,786	32.30%
Asia-Pacific (excluding Japan)	63,978	21.46%	62,324	22.43%	44,406	17.40%
Japan	30,968	10.39%	16,193	5.83%	25,460	10.00%
Israel	2,853	0.96%	4,461	1.61%	3,217	1.30%
Other	10,556	3.54%	7,729	2.78%	8,056	3.10%
Total	$298,102	100.00%	$277,849	100.00%	$255,750	100.00%

Approximately 99% of our revenues were attributable to operations outside of Israel in 2016, of which 35% were generated from sales in North America, mainly attributable to sales in the U.S. While a significant part of our revenues and expenses are denominated in U.S. dollars, a portion of our revenues and costs are incurred in various other currencies, which can cause fluctuations in our results of operations and financial results. For example, we believe that the decrease of the Euro compared with the U.S. dollar in 2016 had an adverse effect on our results of operations, although we are unable to quantify such adverse effect.

Manufacturing

Syneron's products are mainly outsourced to third-party manufacturers, while Candela and CoolTouch mainly manufacture their own products.

Syneron's Product Line

We outsource manufacturing of our Syneron devices while maintaining control over each step of the production process. We believe that outsourcing allows us to manage our inventory levels more efficiently and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures. We use three principal manufacturers to produce our products. We believe their manufacturing processes are in compliance with all pertinent U.S. and international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003 and EN46001, as well as the FDA’s quality system regulations. We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product on a fully-assembled, turnkey basis. We control and monitor the quality of our products by testing each product and through extensive involvement in the production process at the facilities of our subcontractors.

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

Research and Development

Our internal research and development activities are conducted by a staff consisting of 104 employees (including employees of Candela, Ultrashape, CoolTouch and other subsidiaries) as of December 31, 2016. Our research and development efforts are focused on the development of new products, as well as the extension of our existing products to new applications in the aesthetic medical market. The technologies used to develop such new products and applications are based on both ELOS technology and other aesthetic applications. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We launched new products in 2016 and expect to develop several major product initiatives in 2017 and 2018.

Our gross research and development expenditures were $24.6 million in 2014, $25.3 million in 2015 and $23.0 million in 2016. The decrease in expenditures in 2016 was mainly due to lower costs of clinical trials in accordance with our product launch schedule. We estimate our gross research and development expenditures for 2017 will be approximately $24 million.

Each research and development team works with the marketing group to create and respond to market opportunities and with the operations group to design its products for ease of manufacturing and assembly. This interaction between functional groups facilitates the introduction of new products with a balance of features, clinical benefits, performance, quality, and cost. To accelerate new product development, our research and development efforts rely on both internal development and the services of independent engineering and development firms. An example of technology developed through such joint research is Candela's Dynamic Cooling Device, which was developed in conjunction with the Beckman Laser Institute at the University of California, Irvine. In addition, our Profound device contains treatment methods licensed from Massachusetts General Hospital. When we discover new technologies or applications with commercial potential, we assemble a team to develop the new product or application in cooperation with leading physicians and medical and research institutions.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality and invention assignment agreements and contractual clauses to protect our intellectual property rights. As of March 1, 2017, our patent portfolio (including patents held by our subsidiaries) consisted of 169 issued U.S. patents, 128 patent applications pending in the U.S., 216 issued international patents, and 215 patent applications pending internationally. We expect to file future patent applications in the U.S. In addition, we have filed, or intend to file, foreign counterpart applications in Europe, certain countries in South America, Canada, Israel, Australia, China, Korea, Japan, and certain other countries in Asia for certain applications.

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

Our registered trademarks include among others SYNERON, ELOS, CANDELA, ULTRASHAPE, VelaShape, VelaSmooth, SUBLATIVE, eTwo, eMax, ePRIME, eLase, elosPlus, ELURE, MOTIF, CO2RE INTIMA, eMatrix, MATRIX IR, MATRIX RF, REFIRME, SCIENCE.RESULTS.TRUST, TRINITI, TRANSCEND, ALEX TRIVANTAGE, SMOOTHBEAM, VBEAM, GentleMax, GentleYAG, GentleLASE , PICOWAY, PROFOUND, and COOLTOUCH. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. We have a policy of seeking to register our trademarks in the U.S., Canada, Europe and other key regions.

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

Competition

Although we are a global leader in the medical aesthetic device market, our industry is subject to intense competition and technological developments are expected to continue at a rapid pace. We historically competed against products offered by companies that were mainly active in the aesthetic device market, including Cutera, Inc., Cynosure, Inc. (which was acquired by Hologic Inc. in February 2017), Lumenis Ltd., Zeltiq Aesthetics Inc. (which was acquired by Allergan Inc. in February 2017), Sciton, Inc., Alma Lasers Ltd., and Lutronic, Inc., and several other smaller specialized companies. In the past few years, several large pharmaceutical and medical device companies have also entered the aesthetic device market, including Valeant Pharmaceuticals International Inc., Merz Pharma Group, and recently Allergan Inc. and Hologic Inc. In addition to competing against laser and other light-based products, our products compete against conventional non-light based treatments, including botulinum toxin (neurotoxins) and hyaluronic acid injections, face lifts, sclerotherapy, electrolysis, liposuction, chemical peels and microdermabrasion. In our efforts to enter new markets or expand our market share in foreign markets, including in the U.S., we may compete with companies that have well-established products and customer relationships, which could inhibit our market penetration efforts.

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

We believe that many factors will affect our competitive position in the future, including our ability to:

•	develop and manufacture new products that meet the needs of our markets;

•	respond to competitive developments and technological changes;

•	manufacture our products at lower cost;

•	retain a highly qualified research and engineering staff;

•	provide sales and service to a worldwide customer base;

•	maintain and improve product reliability;

•	develop and implement marketing support and loyalty programs; and

•	respond to dynamics and consolidations in the marketplace.

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

We received FDA clearance to market the UltraShape (Contour I V3.1) system with an ultrasound transducer in April 2014 for delivery of focused ultrasound energy that can disrupt subcutaneous adipose tissue (SAT) to provide a non-invasive approach to achieve a desired aesthetic effect. Contour I V3.1 is intended for non-invasive reduction in abdominal circumference. Syneron received FDA clearances for marketing the modified UltraShape system with an additional transducer (U-Sculpt) and energy enhancement of 25% for both transducers in October 2014. We received FDA clearance to market the UltraShape system for additional areas of treatment, flanks and thighs, in November 2016.

We received FDA clearance in July 2016 to market the UltraShape Power system to provide a non-invasive reduction in abdominal circumference.

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

Primaeva received FDA clearance in February 2008 to market Miratone system for dermatologic and general surgical procedures for electrocoagulation and hemostasis. In September 2009 the Primaeva Medical Miratone system received FDA clearance and percutaneous treatment of facial wrinkles were added.

In September 2016, we received FDA clearance for the Profound system (previously known as ePrime and Miratone) with additional indications for improvement of the appearance of cellulite.

Our indirect subsidiary, Candela, received FDA clearance to market the GentleLASE™ family of products for the treatment of dermatological vascular lesions in 1997, hair removal in 1998, permanent hair reduction in 2000, treatment of wrinkles in 2003, and benign pigmented lesions in 2011. Candela received clearance to market Smoothbeam mid-IR diode laser in 2002 for dermatological procedures relating to the ablation, incision, excision, and vaporization with hemostasis of soft tissue and the treatment of periorbital wrinkles, and for back acne indications also in 2002, atrophic acne scars and wrinkles in 2003 and sebaceous hyperplasia in 2004. Candela received its first clearance on the GentleYAG family of products in 2001 for hair removal from all skin types and treatment of vascular and pigmented lesions and hemostasis of soft tissue, for the treatment of pseudofolliculitis barbae (PFB) in 2002, facial wrinkles in 2003, benign pigmented lesions and the reduction of red pigmentation in hypertrophic and keloid scars where vascularity is an integral part of the scar, vascular lesions, and the coagulation and hemostasis of soft tissue in 2003. Candela received clearance to market the VBeam pulsed dye laser family in 2002 for treating vascular lesions, cutaneous lesions and periorbital wrinkles, although previous generations of Candela pulsed dye lasers had been cleared and on the market since 1986. Also, in December 2006, Candela received FDA clearance to market its GentleMAX™ product for the treatment of temporary and permanent hair reduction for all skin types including tanned skin, benign pigmented lesions, PFB, vascular lesions, and wrinkles. In October 2014, we received FDA clearance to market its PicoWay system for tattoo removal. In April 2015, we received FDA clearance to market its PicoWay product with the additional intended use of removal of benign pigmented lesions. In March 2016, the PicoWay system was cleared by FDA for increased range of spot sizes and pulse repetition rates. In July 2016, we received FDA clearance to market the PicoWay system with the additional wavelength of 785nm.

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

Clinical Studies. A clinical study is generally required to support a PMA approval application and is sometimes required for a 510(k) premarket notification or a de novo petition. Studies of “significant risk” devices require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that there is reason to believe that the risks to human subjects from the proposed investigation are outweighed by the anticipated benefits to human subjects, the importance of the knowledge to be gained is scientifically sound, and that there is reason to believe that the device as proposed for use will be effective. Clinical studies may begin once the IDE application is approved by the FDA for a specified number of patients and by the appropriate institutional review boards at the study sites. For “nonsignificant risk” devices, one or more institutional review boards must review and approve the study prior to initiation, but submission of an IDE application to the FDA for approval is not required. Both types of studies are subject to informed consent record keeping, reporting and other IDE regulation requirements.

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

The primary regulatory environment in Europe is that of the European Economic Area (EEA), which is comprised of the twenty-eight Member States of the European Union (EU), Iceland, Liechtenstein and Norway. Applicable rules for the design, manufacture, clinical investigations, labeling and adverse event reporting for medical devices in the EU is set forth in Directives, guidelines and harmonized standards. Many countries, including those in the EEA, as well as Japan, China and Brazil, accept reliance by manufacturers on harmonized standard to demonstrate compliance with applicable requirements.

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
* Indirectly owned.

D.   PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, occupying 4,429 square meters, in the Tavor Building, Industrial Zone, Yokneam Illit, Israel, pursuant to a lease that expires in December 2017 with an option to renew. Our U.S. subsidiary also leases a 15,204 square foot facility in Irvine, California pursuant to a lease that expires in December 2017. Our Canadian subsidiary leases an 11,751 square foot facility in Richmond Hill, Ontario, Canada, pursuant to leases that expire in September 2017. CoolTouch leases a 19,074 square foot facility in Roseville, California pursuant to a lease agreement that expires on March 1, 2018. Our Hong-Kong subsidiary leases a 3,816 square foot facility pursuant to a lease that expires in June 2018. Our Chinese subsidiary leases a 229 square meter facility in Beijing, China pursuant to a lease that expires in August 2017. In addition, the Company leases a 150 square meter office in the Netherlands pursuant to a lease which expires on April 30, 2018.

 Candela leases two premises for its operations in Wayland, Massachusetts. The first is for approximately 38,000 square feet pursuant to a lease that expires in December 2017 with an option to renew, and the second is for approximately 10,000 pursuant to a lease that expires in October 2022.

 Candela’s subsidiaries currently lease the following facilities:

•	Candela KK – leases seven offices in Japan (two in Tokyo and one each in Osaka, Nagoya, Sapporo, Okayama and Fukuoka prefectures). These leases expire between May 2017 and March 2022.

•	Candela Iberica, S.A. – leases locations in Lisbon, Portugal and Madrid, Spain. The lease in Spain expires in March 2022, and the lease in Portugal expires in August 2017.

•	Candela Deutschland GmbH – leases a facility in Neu-Isenberg, Germany expiring in October 2018.

•	Candela France SARL – leases a facility in Les Ulis, France expiring in January 2018.

•	Candela Italia – leases a facility in Formello, Italy expiring in September 2022.

•	Candela (U.K.) Limited – leases a facility in Heathrow expiring in April 2018.

•	Candela Corporation Australia PTY, Ltd. – leases facilities in Oakleigh and Artarmon, Australia expiring in June 2019 and June 2022, respectively.

We believe that our properties are adequate to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In recent years we introduced several products and product platforms, such as the eMatrix, eTwo, elosPlus, eLase, VelaShape III, PicoWay Resolve, CO2RE Intima and UltraShape, under a recurring-revenue business model, which we believe offers our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to replaceable treatment modules. The recurring business model delivers attractive operating margins from both system sales and consumable sales. We intend to offer this recurring-revenue business model on some of our future product introductions and to increase our recurring-revenue stream proportionally as the installed base for our newer products increases. Historically, we also generated a portion of our revenues from the sale of products targeted at the home-use consumer market by our subsidiary, Syneron Beauty Ltd.

The Company is organized into one reportable segment as management uses one measurement of profitability and does not segregate its business for internal financial reporting purposes. Prior to January 1, 2014, we broke out our financial results between our traditional combined Syneron and Candela business, which we labeled Professional Aesthetic Devices, or PAD, and the results of our Emerging Business Unit, or EBU. Our PAD segment included research, development, marketing and sales of aesthetic medical equipment for the treatment of body and face for dermatologists, plastic surgeons and other qualified practitioners worldwide (professional market). Our EBU segment included Syneron Beauty (which following a joint venture with Unilever Ventures is now a subsidiary of Iluminage Beauty), Fluorinex, RBT and Light Instruments. EBU products included mē hair removal system, Tanda Acne Solution, Tanda Anti-Aging Solution, Pearl teeth whitening devices, elure skin brightening, and Light Instruments’ dental laser devices, along with several pipeline products. As a result of a joint venture with Unilever Ventures creating Iluminage Beauty, we eliminated the EBU segment effective January 1, 2014 and recorded an asset of $24.7 million as the fair value of our 49% equity interest in the Iluminage Beauty joint venture on our balance sheet. As of January 1, 2014, we operate as a single business unit for financial reporting purposes. For additional information, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

Revenues

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. See Note 2.n to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further details.

We generate revenues primarily from the sales of our medical aesthetic equipment. We also generate a portion of our revenue from the recognition of service revenue and from the sale of consumables. For the year ended December 31, 2016, our revenues totaled $298.1 million, and we derived approximately 25% of our revenues from the recognition of recurring revenue (including service and consumables). We expect product service and consumables revenue to increase over time as our installed base continues to grow. We primarily sell our products and services directly in the U.S., Canada, Portugal, Spain, United Kingdom, France, Germany, Italy, Japan, China, Hong Kong, Australia and Israel, and we use distributors to sell our products and services in countries where we do not have a direct presence or to complement our direct sales force. For the year ended December 31, 2016, we derived approximately 35% of our revenues from sales in North America, and 65% of our revenues from sales outside North America through a combination of direct and distributor sales. See Note 20 to our consolidated financial statements for revenues and assets data by geographic regions. As of December 31, 2016, we had approximately 142 sales people (not counting sales management and support personnel) and distributors in approximately 90 countries.

Cost of Revenues

Our cost of revenues consists of the cost of manufacture and assembly of our products by third-party manufacturers of the Syneron product line, and in-house manufacture and assembly of the Candela and CoolTouch product lines.

For Syneron products, these costs primarily include materials, components and costs of our third-party manufacturers. We have been able to negotiate competitive terms with the subcontractors that manufacture our products. Also, due to the nature of Syneron product technology, design and engineering do not require highly sophisticated, time-intensive labor for assembly and testing, and because these products use off-the-shelf discrete components, Syneron products have relatively low manufacturing costs. For Candela and CoolTouch products, these costs primarily include materials, components and labor costs. Cost of revenues also includes, among other, royalties to third parties, service, charges for obsolete and slow moving inventories and warranty expenses, as well as salaries and personnel-related expenses for our operations management team, which includes subcontractor management (for Syneron products), purchasing and quality control.

To increase our gross margins, we are focused on sales of high gross margin products like UltraShape and PicoWay, as well as high margin recurring revenue business model through FTZ sales.

Research and Development Expenses

Our research and development expenses consist of salaries and other personnel-related expenses of employees primarily engaged in research and development activities, regulatory expenses, clinical studies, external engineering fees and materials used and other overhead expenses incurred in conjunction with the design and development of our products. We expense all of our research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products and trade show, promotional and public relations expenses, shipping and handling cost of our products, as well as management and administration expenses in support of sales and marketing in our subsidiaries. In 2015 and in 2016, we invested in our North America sales and marketing infrastructure to support new product launches and build stronger partnership relationship with our customers. As a result, we grew our sales team in North America to 47 direct sales representatives focused on our aesthetic business, including a small team focused on Profound, and 38 capital equipment representatives and PDPs focused on our Body Shaping business. During 2016, we launched UltraShape Power in certain select international markets, and we expect to launch it across a number of additional international markets in 2017.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, accounting and administrative personnel, professional fees and other general corporate expenses.

Other Expenses (Income), Net

Our other expenses (income), net consist mainly of adjustments in the fair market value of our investment in Iluminage Beauty, changes in the fair value of contingent consideration and gain from the sale of our Light Instruments subsidiary.

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

Our products sold through agreements with distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider all the distributors as end-users.

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

Accordingly, for such products and services, we determine the fair value based on management's best estimate of the selling price which takes into consideration several external and internal factors including, but not limited to, pricing practices (including discounts, margin objectives and consideration of the Company's pricing models) and go-to-market strategy. Those estimates are corroborated by normal expected margins depending on the product, region and type of customer (i.e., clinic or a distributor).

We sell deliverables of products and service which consist of systems, applicators, consumables (such as spare parts), and an extended warranty. Such deliverables can be delivered either in a bundled transaction or separately.

Typically, systems and applicators or related consumables are shipped and delivered at the same time while the extended warranty is provided subsequent to the expiration of the standard warranty period. In those circumstances when not all the products have been delivered, we have concluded that the delivered elements have standalone value as a pre-condition for recognizing revenues for the delivered elements. The threshold for recognizing such revenues would normally be the delivery of a system with the applicator providing the system with full functionality.

In certain cases, we sell products together with extended warranty contracts. We allocate revenue between products and extended warranty contracts based on the guidance of ASC 605-20-25-1 through 25-6. We use the separate price stated in the agreement for the extended warranty as the fair value of such warranty, and recognize it ratably over the extended warranty period.

We do not provide any performance, cancelation, termination or any refund type provisions to our customers, nor do we allow returns for our products.

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

Inventories and Allowance for Excess and Obsolescence

We assess the carrying value of our inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. As a designer and manufacturer of high technology equipment, we may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming obsolete, slow moving or in excess of anticipated usage. Our policy is to establish inventory reserves when conditions exist that suggest that our inventory may be in excess of anticipated demand, obsolete or slow moving. When recorded, the reserves are intended to reduce the carrying value of inventory to its market value. Inventories of $47.4 million and $49.4 million as of December 31, 2016 and 2015, respectively, are stated net of inventory reserves of $8.5 and $5.7 million, respectively.

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

We review indefinite lived intangible assets for impairment at least annually (during the fourth quarter of 2015, the Company changed the date of its annual impairment test from June 30 to December 31) and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We perform a two-step review of goodwill at the level of the reporting unit. The first step screens for potential impairment while the second step (if necessary) measures the amount of any impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit. In 2014, we had an impairment charge of $1.2 million related to the goodwill of our investment in RBT and an impairment charge of $1.7 million related to the development assets from the acquisition of RBT and Primaeva. In 2015, we had impairment charges of $1.3 million related to the goodwill of our investment in RBT, $2.5 million related to the goodwill of our investment in CoolTouch, $0.2 million related to the development assets from the acquisition of RBT and $3.1 million related to CoolTouch's customer relationships, which represent the underlying relationships and agreements with CoolTouch’s installed customer base, which were negatively impacted by CoolTouch's loss of a North America OEM distributor.  We had no impairment charges during 2016.

We make judgments about the recoverability of purchased long-lived assets and intangible assets subject to amortization whenever events or changes in circumstances indicate that impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of finite lived intangible assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate.

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

Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2016, 2015, and 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

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

Warranty Reserve

 We generally provide a one to three-year standard warranty with our products, depending on the type of product and the country in which we do business. After the warranty period, maintenance and support is provided on a service contract basis as an extended warranty, or on an individual call basis. We provide for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect our warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our estimated warranty obligation is affected by ongoing product failure rates, specific product class failures outside of our baseline experience, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Assumptions and historical warranty experience are evaluated to determine the appropriateness of such assumptions. We assess the adequacy of the warranty provision once a year and we may adjust this provision if necessary. Warranty expenses are recorded as part of cost of revenues.

Investments in Affiliated Company (Non-Marketable Securities)

We followed the guidance in ASC 323, “Investments—Equity and Joint Ventures” to determine whether to use the equity method of accounting for these investments. Our investments in affiliated companies presented at cost are reviewed at least twice per year to determine if their values have been impaired and adjustments are recorded as necessary. During 2014, 2015 and 2016, we did not recognize an impairment loss.

Pursuant to the deconsolidation of Syneron Beauty and its subsidiaries as of December 9, 2013, we recognized a gain on loss of control of $7.3 million ($6.0 million net of related costs) in our statement of operations and recorded $24.7 million as the fair value of our investments in the joint venture with Unilever Ventures called “Iluminage Beauty” in 2013. We measure our investment in Iluminage Beauty at fair value with changes recorded in operating results under other expenses (income), net. As of December 31, 2014, the fair value of Iluminage Beauty was reduced by $4.6 million to $20.1 million. As of December 31, 2015, the fair value of Iluminage Beauty was reduced by $0.3 million to $19.8 million. As of December 31, 2016, pursuant to $2.9 million investment in Iluminage Beauty as described in Item 4A, the fair value of Iluminage Beauty was reduced by $7.0 million to $15.7 million. The fair value of our equity interest in Iluminage Beauty was determined by the Board after consideration of, among other things, external market conditions affecting the home use aesthetic industry, Iluminage Beauty’s projected results of operations and financial position, and a written report by a third party appraisal firm which calculated fair value using the discount cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Selection of the appropriate valuation techniques, as well as determination of assumptions, risks and estimates used by market participants in pricing the investment in Iluminage Beauty requires significant judgment. Although we believe that the inputs used in our evaluations techniques are reasonable, a change in one or more of the inputs could result in an increase or decrease in the fair value of the investment in Iluminage Beauty and could have an impact on both our consolidated balance sheets and consolidated statements of operations.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are still finalizing the analysis to quantify the adoption impact of the provisions of the new standard. The FASB has issued, and may issue in the future, interpretive guidance which may cause the Company's evaluation to change. We believe that we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption, effective at the beginning of fiscal year 2018.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company  adopted this standard in the fourth quarter of 2015 on a retrospective basis.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for the Company in the first quarter of 2019. We are evaluating the impact of the adoption of this update on the Company’s consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for employee share-based payments including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This ASU will be effective for the Company in the first quarter of 2017. We are currently evaluating the impact this new guidance will have on the Company’s consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which intends to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2018. We are currently evaluating the impact this ASU will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 will simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. ASU 2017-04 would require applying a one-step quantitative test and recording the amount of goodwill impairment as the excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 does not amend the optional qualitative assessment of goodwill impairment. The amendments in ASU 2017-04 are effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the standard on our future financial statements and disclosures.

Segment Reporting

We operate in one reportable segment. The Company's chief operating decision-maker (CODM) is a combination of both its Chief Executive Officer and its Chief Financial Officer, who evaluate the Company's performance and allocate resources based on the Company’s business results. The CODM uses one measurement of profitability and does not segregate its business for internal reporting.

The Company provides one group of similar products and services to its customers. The Company considers its products to be a group of similar products since each product in the Company's portfolio has similar characteristics, including the fact that they are used by customers to perform a comprehensive aesthetic service, are sold to similar classes of customers and have similar production processes and are subject to similar degrees of economic risks and uncertainties. Additionally, all of the products are physically-tested in the Company's manufacturing process and are each controlled by similar launch processes.

Results of Operations

Year Ended December 31, 2016 and 2015

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31, 2016		Year Ended December 31, 2015		Change 2015 to 2016
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$298,102	100%	$277,849	100%	20,253	7.3%
Cost of revenues	142,469	47.8	128,884	46.4	13,585	10.5

Gross profit	155,633	52.2	148,965	53.6	6,668	4.5
Operating expenses, net:
Selling and marketing	95,889	32.2	97,163	35.0	(1,274)	(1.3)
Research and development	23,043	7.7	25,270	9.1	(2,227)	(8.8)
General and administrative	28,490	9.6	30,061	10.8	(1,571)	(5.2)
Other expenses (income), net	4,983	1.7	(913)	(0.3)	5,896	(645.8)
Impairment of goodwill	-	-	3,843	1.4	(3,843)	(100.0)

Total operating expenses	152,405	51.1	155,424	55.9	(3,019)	(1.9)

Operating income (loss)	3,228	1.0	(6,459)	(2.3)	9,687	150.0
Financial income, net	764	0.3	167	0.1	597	357.5

Income (loss) before taxes on income	3,992	1.3	(6,292)	(2.3)	10,284	163.4
Taxes on income	3,813	1.3	48	0.0	3,765	7843.8

Net income (loss)	$179	0.1%	$(6,340)	(2.3)%	$6,519	102.8%

Revenues

	Year Ended
	December 31,
	2016	2015	$ Change	% Change
	(in thousands, except for percentages)
Lasers and other products	$222,195	$204,124	$18,071	8.9%
Product-related services	75,907	73,725	2,182	3.0%
Total Revenues	$298,102	$277,849	$20,253	7.3%

Total revenues for the year ended December 31, 2016 increased by $20.3 million or 7.3% to $298.1 million as compared to revenues of $277.8 million for the year ended December 31, 2015.

The increase in total revenues was mainly attributable to an $18.1 million or 8.9% increase in product revenues in 2016 compared to 2015. Product revenues increased mainly due to increased sales in APAC and EMEA over the previous year for our existing products as well as those products that are the Company's new growth engines, and due to strong performance of new distribution partners in APAC.

Revenue from product-related services and consumables increased by $2.2 million or 3.0% in 2016 compared to 2015 as a result of increased sales of focal treatment zone (FTZ) pulses by $1.0 million, together with an additional $1.1 million increase in services and other consumables.

Cost of Revenues

	Year Ended
	December 31,
	2016	2015	$ Change	% Change
	(in thousands, except for percentages)
Lasers and other products	$101,735	$88,614	$13,121	14.8%
Product-related services	40,734	40,270	464	1.2%
Cost of revenues	$142,469	$128,884	$13,585	10.5%
Cost of revenues (as a percentage of total revenues)	47.8%	46.4%

Cost of revenues increased by $13.6 million in 2016, or 10.5%, to $142.5 million, compared to $128.9 million in 2015, which was directly related to the increase in revenues in 2016 compared to 2015. As a percentage of revenues, cost of revenues increased from 46.4% in 2015 to 47.8% in 2016, primarily due to our international revenue growth, mainly in the APAC and EMEA regions, a higher percentage of revenues derived from distributors and differences in product mix.

Cost of revenues for the years ended December 31, 2016 and 2015 included $0.2 million each year of stock-based compensation expenses.

Selling and Marketing Expenses

	Year Ended
	December 31,
	2016	2015	$ Change	% Change
	(in thousands, except for percentages)
Total Selling and marketing expenses	$95,889	$97,163	$(1,274)	(1.3)%
Selling and marketing expenses (as a percentage of segment revenues)	32.2%	35.0%

 Selling and marketing expenses decreased by $1.3 million or (1.3)% from $97.2 million to $95.9 million in 2016, mainly due to lower commissions resulting from a higher percentage of distributor revenues as well as lower marketing expenses.

As a percentage of revenues, selling and marketing expenses decreased from 35.0% in 2015 to 32.2% in 2016.

Selling and marketing expenses for the years ended December 31, 2016 and 2015 included $1.2 million each year of stock-based compensation expenses.

Research and Development Expenses

	Year Ended
	December 31,
	2016	2015	$ Change	% Change
	(in thousands, except for percentages)
Total Research and development expenses	$23,043	$25,270	$(2,227)	(8.8)%
Research and development expenses (as a percentage of total revenues)	7.7%	9.1%

Research and development expenses decreased by $2.2 million or (8.8)% mainly due to lower R&D expenses associated with the CoolTouch and eLure product families, and to the divestiture of the Light Instruments subsidiary.

Research and development expenses for the years ended December 31, 2016 and 2015 included $0.3 million each year of stock-based compensation expenses.

General and Administrative Expenses

	Year Ended
	December 31,
	2016	2015	$ Change	% Change
	(in thousands, except for percentages)
Total General and administrative expenses	$28,490	$30,061	$(1,571)	(5.2)%
General and administrative expenses (as a percentage of total revenues)	9.6%	10.8%

General and administrative expenses decreased by $1.6 million in 2016 compared to 2015 from $30.1 million to $28.5 million, mainly due to litigation fees incurred in 2015.

General and administrative expenses for the years ended December 31, 2016 and 2015 included $2.0 million each year of stock-based compensation expenses.

Other Expenses, net

	Year Ended
	December 31,
	2016	2015	$ Change	% Change

	(in thousands, except for percentages)
Total other expenses (income), net	$4,983	$(913)	$5,896	645.8%
Total other expenses (income), net (as a percentage of total revenues)	1.7%	(0.3)%

Other expenses (income) increased by $5.9 million, from ($0.9) million in other expenses (income) in 2015 to $5.0 million in 2016. As a percentage of revenues, other expenses (income) increased from (0.3%) in 2015 to 1.7% in 2016.

Other expense in 2016 was comprised mainly of a downward adjustment in the fair market value of Iluminage Beauty in the amount of $7.0 million, offset by a net gain of $1.1 million from the sale of our Light Instruments subsidiary, and a net income of $0.9 million due to a change in the fair value of RBT’s contingent consideration.

Impairment of goodwill

	Year Ended
	December 31,
	2016	2015	$ Change	% Change

	(in thousands, except for percentages)
Total impairment of goodwill	$-	$3,843	$(3,843)	100.0%
Total impairment of goodwill, net (as a percentage of total revenues)	-	1.4%

Impairment of goodwill in 2015 was comprised of $2.5 million and $1.3 million attributable to Cooltouch’s acquisition and RBT’s acquisition, respectively.

Financial income, net

Financial income, net increased by $0.6 million, from $0.17 million financial income, net in 2015 to $0.76 million financial income (net) in 2016. The increase was primarily attributable to lower expenses of foreign currency transactions adjustments.

Taxes on Income

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Taxes on income in 2016 were approximately $3.8 million compared to $0.05 million in 2015. The extent of the change in taxes on income between 2016 and 2015 resulted primarily from an increase in the mix of products sold outside of Israel and an increase in our taxable income in the U.S., which is subject to a relatively higher tax rate.

Net income (loss)

The net income increased by $6.5 million in 2016, from a net loss of $6.3 million ((2.3%) of revenues) in 2015 to net income of $0.2 million (1.8% of revenues) in 2016. The net income of $0.2 million in 2016 included a negative adjustment in the fair market value of Iluminage Beauty in the amount of $7.0 million, offset by a net gain of $1.1 million from the sale of our Light Instruments subsidiary, and a net income of $0.9 million resulting from the fair value adjustment of RBT’s contingent consideration attributed to the acquisition of RBT. The net loss of $6.3 million in 2015 included an impairment of intangible assets of $0.2 million and $3.3 million attributed to the acquisition of RBT and CoolTouch, respectively, and an impairment of goodwill of $1.3 million and $2.5 million attributed to the acquisition of RBT and CoolTouch, respectively, offset by a net income of $4.1 million resulting from the fair value adjustment of a contingent consideration attributed to the acquisition of RBT.

Year Ended December 31, 2015 and 2014

The following table contains selected statement of operations data, which serves as the basis of the discussion of our results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015		Year Ended December 31, 2014		Change 2014 to 2015
	Amount	As a % of Total Revenues	Amount	As a % of Total Revenues	$ Change	% Change
	(in thousands, except for percentages)

Total revenues	$277,849	100%	$255,750	100%	$22,099	8.6%
Cost of revenues	128,884	46.4	119,771	46.8	9,113	7.6

Gross profit	148,965	53.6	135,979	53.2	12,986	9.6
Operating expenses, net:
Selling and marketing	97,163	35.0	80,741	31.6	16,422	20.3
Research and development	25,270	9.1	24,619	9.6	651	2.6
General and administrative	30,061	10.8	28,368	11.1	1,693	6.0

Other expenses (income), net	(913)	(0.3)	3,283	1.3	(4,196)	(127.8)
Total impairment of goodwill	3,843	1.4	1,185	0.5	2,658	224.3

Total operating expenses	155,424	55.9	138,196	54.0	17,228	12.5

Operating loss	(6,459)	(2.3)	(2,217)	(0.9)	(4,242)	(191.3)
Financial income (expenses), net	167	0.1	(688)	(0.2)	855	124.3

Loss before taxes on income	(6,292)	(2.3)	(2,905)	(1.1)	(3,387)	(116.6)
Taxes on income	48	0.0	2,295	0.9	2,247	(97.9)

Net loss	(6,340)	(2.3)%	(5,200)	(2.0)%	(1,140)	(21.9)%

Revenues

	Year Ended December 31,
	2015	2014	$ Change	% Change
	(in thousands, except for percentages)

Lasers and other products	$204,124	$182,770	$21,354	11.7%
Product-related services	73,725	72,980	745	1.0%
Total Revenues	$277,849	$255,750	$22,099	8.6%

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

Cost of revenues increased by $9.1 million in 2015, or 7.6%, to $128.9 million, compared to $119.8 million in 2014, which was directly related to the increase in revenues in 2015 compared to 2014. As a percentage of revenues, cost of revenues decreased from 46.8% in 2014 to 46.4% in 2015, primarily due to gross margin improvement from product revenues which increased from 55.5% in 2014 to 56.6% in 2015, which was mainly related to our new products with higher gross margins.

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

Other expenses (income), net

	Year Ended
	December 31,
	2015	2014	$ Change	% Change

	(in thousands, except for percentages)
Total other expenses (income), net	$(913)	$3,283	$(4,196)	(127.8)%
Other expenses (income), net (as a percentage of total revenues)	(0.3)%	1.3%

Other expenses decreased by $4.2 million, from $3.3 million in 2014 to other income of $0.9 million in 2015. As a percentage of revenues, other expenses decreased from 1.3% in 2014 to (0.3%) in 2015. Other expense in 2015 was comprised mainly of an impairment of intangible assets of $3.3 million, offset by net income of $4.1 million due to a change in fair value of RBT contingent consideration as a result of several factors, including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. Other expense in 2014 was comprised mainly of a downward adjustment in the fair value of Iluminage Beauty of $4.6 million and an impairment of intangible assets of $ 1.7 million, offset by net income of $3.0 million due to a change in the fair value of RBT contingent consideration as a result of several factors, including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria.

Impairment of goodwill

	Year Ended
	December 31,
	2015	2014	$ Change	% Change

	(in thousands, except for percentages)
Total impairment of goodwill	$3,843	$1,185	$2,658	224.3%
Total impairment of goodwill, net (as a percentage of total revenues)	1.4%	0.5%

Impairment of goodwill in 2015 was comprised of $2.5 million and $1.3 million attributable to Cooltouch’s acquisition and RBT’s acquisition, respectively. Impairment of goodwill in 2014 was comprised of $1.2 million attributable to RBT’s acquisition.

Financial Income (expenses), net

Financial income, net increased by $0.86 million, from ($0.69) million financial expenses, net in 2014 to $0.17 million financial income, net in 2015. The increase was primarily attributable to lower expenses from foreign currency transaction adjustments.

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

Net loss

The net loss increased by $1.1 million in 2015, from a net loss of $5.2 million (2.0% of revenues) in 2014 to net loss of $6.3 million (2.3% of revenues) in 2015. The net loss of $6.3 million in 2015 included a net income of $4.1 million resulting from the fair value adjustment of a contingent consideration. The net loss of $5.2 million in 2014 included a net income of $3.0 million resulting from the fair value adjustment of a contingent consideration.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, we had working capital of $120.7 million. Our primary source of liquidity was $86.4 million in cash and investments portfolio. Approximately $0.01 million (with par value of $2.75 million) of the marketable securities that we held as of December 31, 2016 were auction-rate securities consisting of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. While the auction-rate securities held by us had AAA/Aaa credit ratings at the time of our purchase of these securities, as part of the credit market crisis, the auction-rate securities held by us have experienced multiple failed auctions. Although we did not record any impairment charge for the years ended December 31, 2014, 2015 and 2016, we cannot predict when the liquidity of these auction-rate securities will improve.

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

Net Cash Provided By (Used In) Operating Activities. Net cash provided by operating activities was $16.1 million in 2014. Net cash in the amount of ($2.8) million was used in operating activities in 2015. Net cash in the amount of $8.4 million was provided by operating activities in 2016. The increase in net cash provided by operating activities was mainly related to the increase of the Company’s operating income of $9.7 million.

Net Cash Provided By (Used In) Investing Activities. Net cash provided by (used in) investing activities was $4.2 million in 2014, $16.2 million in 2015 and $(2.6) million in 2016. Cash used in investing activities in 2016 was primarily attributable to purchases of property and equipment and investment in affiliated company which was offset from cash received from a sale of a subsidiary. Cash provided by investing activities in 2015 was primarily attributable to proceeds of sale and redemption of available-for-sale marketable securities, which was offset by purchase of available-for-sale marketable securities and purchase of property and equipment. For the year ended December 31, 2014, we invested $13.8 million in capital expenditures, which consisted of $11.0 million of net cash for the acquisition of New Star Lasers, Inc. in March 2014 and $2.8 million mainly for investment in our IT infrastructure and intangible assets.

Net Cash Provided By (Used In) Financing Activities. Net cash provided by (used in) financing activities was $1.0 million in 2014, $(13.5) million in 2015, and $(5.0) million in 2016. Net cash provided by financing activities in 2014 was attributable to proceeds from exercise of options, which was partially offset from repurchase of our shares from our shareholders in our share buy-back program in the amount of $0.5 million. Net cash provided by financing activities in 2015 was attributable to repurchase of shares from shareholders in the amount of $15.6 million. Net cash used in financing activities in 2016 was attributable mainly to repurchase of our shares in the amount of $3.9 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our internal research and development activities are conducted by a research and development staff consisting of 104 employees as of December 31, 2016. Our research and development efforts focus on the development of new products, as well as the extension of our existing products to new applications in the non-invasive aesthetic medical market. We have a number of new projects and products under development, mainly focusing on additional non-invasive aesthetic treatments. We expect to develop several major product initiatives in 2017 and 2018. The technologies used to develop such new products and applications are based on both ELOS technology and other aesthetic applications. Our research and development expenditures were $24.6 million in 2014, $25.3 million in 2015 and $23.0 million in 2016. We expect to continue to increase our expenditures on research and development in the future.

D.            TREND INFORMATION

According to Medical Insight, Inc., an independent research firm, sales of global aesthetic products will exceed $8 billion and are expected to grow at an annual compounded rate of 11% from 2015 through 2020, with North America being the largest single regional market growing at 10.9%, Europe at 9.6% and APAC at 12.3%.

Drivers for the growth in the aesthetic markets include:

•	Social media is opening new channels of communication and education with consumers;
•	Greater acceptance of minimally/non-invasive aesthetic procedures across all age groups;
•	Millennials have grown up with greater expectations of what skincare products can achieve;
•	Aesthetic procedures are becoming the new normal for younger consumers as an extension of skin health and prevention of ageing ;
•	Men are increasingly interested in aesthetics as an extension of their personal fitness and grooming;
•	Expanding base of aesthetic providers is seeking patients beyond dermatologist and plastic surgeons; and
•	There are a constant stream of new technologies and innovations from manufactures.

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

Growth areas

The aesthetics industry is highly affected by new product introductions and innovation. We intend to continue to develop new products and procedures in the aesthetics industry's growth areas in order to grow our revenue and net income. These emerging growth market opportunities include new treatments for body shaping, skin rejuvenation, tattoo removal, pigmented lesions, vascular treatments, submental treatments, women's intimate wellness and hair removal, as follows.

Body shaping opportunities

Body-shaping and skin tightening treatments are among the high growth segments within the aesthetics industry, with annual growth projected at 16.3% through 2020, according to Medical Insight, Inc. In the U.S., the number of non-surgical fat reduction procedures grew 43% from 2013 to 2014, according to the American Society for Aesthetic Plastic Surgery. This trend results, in part, from the fact that, according to the American Heart Association, more than 150 million Americans over the age of 20 are overweight or obese.

We are positioned to address this growing need through our comprehensive body shaping portfolio, which includes UltraShape Power for non-invasive fat destruction as well as VelaShape III  for non-invasive circumference reduction, skin tightening and cellulite reduction. In order to leverage these market opportunities, Syneron has developed a comprehensive business model that includes practice support for our customers. Our current practice support services are provided mainly in North America and include account management personal (our Practice Development Partners (PDPs)), who assist clinics in promoting body treatments, investment in co-op marketing, and provide other ongoing practice management support. Our Ultrashape Power product has a recurring revenue component that enables us to enjoy per treatment revenues by selling Focal Treatment Zone (FTZ) pulses to our customers. See “ – Recurring revenue business model” below.

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

Women’s Intimate Wellness

There is rising global demand for gynecological and genitourinary treatments, as non-surgical solutions become available and awareness and social acceptance of such practices expands. As a result, this is a rapidly growing market segment among our core aesthetic physician customer base as well as broader target audiences like OB/GYNs. We are positioned to address this growth segment with our Co2re Intima system, which we launched in 2016. The product incorporates a disposable component, thereby allowing us to benefit from both initial capital and recurring revenue sources.

Picosecond Lasers

The introduction of Picosecond laser technology to the energy-based aesthetic market in 2013 is an opportunity to address existing indications with an improved technological solution. Specifically, Picosecond laser technology interacts with tissue in an innovative way. The ultrashort pulse duration of our PicoWay device, which uses Picosecond laser technology, enables treatment of very small particles such as tattoo ink or natural pigment particles in the skin by the photomechanical effect instead of the photo-thermal effect. As a result, there is minimal thermal injury to the skin which results in a reduction in the number of treatments required, increased the comfort levels and safety of the treatment, and increased effectiveness of the treatment compared to older laser technology such as Q-switched nanosecond or longer pulse duration lasers. Picosecond laser technology was first introduced as an improvement to existing switch lasers to address tattoo removal and pigmented lesions, but has the potential to expand to other aesthetic categories such as skin rejuvenation, acne scars, toning and texture. We plan to continue to invest in our PicoWay device, which received FDA clearance for a new ultra-short 785nm wavelength (which is the third FDA cleared wavelength for PicoWay), including through additional technological development as well as clinical and regulatory expansion.

Recurring revenue business model

We are strategically focused on expanding our recurring revenue business model. This will allow us to generate revenues not only from the sale of capital equipment but also from patient treatment fees, and create a revenue-sharing model with our customers. We have incorporated a recurring revenue model into some of our older products as well as into several of our new products, such as UltraShape, CO2RE Intima, and Profound. To the extent feasible, we intend to expand this model to other products in the future. We are supporting this strategy with a full-service approach in some markets, including extensive post-sale marketing and clinical support that creates value for our physician partners.

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

Other trends

A number of significant mergers and acquisitions among our competitors have affected the aesthetics industry in recent years, with new types of players such as large pharmaceutical companies entering our space. In addition, there is evidence of growing collaboration and partnerships among aesthetic companies in the form of customer loyalty programs and special promotions. We continue to see consolidation among players in the industry, both among pure aesthetic players (such as aesthetic medical device companies) and within related industries (such as pharmaceuticals, injectable aesthetic products and cosmeceuticals), as the private pay business model remains attractive with few reimbursable procedures and continued patient demand.

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

The following table summarizes our contractual commitments as of December 31, 2016, excluding royalty payments commitments, and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	Other
	(In thousands)

Operating leases (1)	$15,352	$5,392	$6,290	$2,792	$878	-
Unfunded severance pay (2)	80					80
Uncertain tax positions (3)	1,879					1,879
Total	$17,311	$5,392	$6,290	$2,792	$878	$1,959

(1)	Consists of operating leases for our facilities and motor vehicles.

(2)
Severance pay relates to accrued severance obligations to part of our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns.

(3)
Uncertain income tax positions under ASC 740 guidelines for accounting for uncertain tax positions are due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 18 to our consolidated financial statements for further information regarding the Company’s liability under ASC 740-10.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 1, 2017:

Name	Age	Position(s)

Dr. Shimon Eckhouse	71	Active Chairman of the Board
Amit Meridor	56	Chief Executive Officer
Hugo Goldman	62	Chief Financial Officer
Philippe Schaison	54	CEO of Syneron Candela North America and Global Executive Vice President Strategy and Business Development
Paul Little	52	Chief Operations Officer
Sarit Soccary	45	Vice President Strategy and Business Development
Yariv Matzliach	52	Executive Vice President Distribution Channels
Robert Fielitz	49	Vice President and Managing Director of Europe, Middle East and Africa
Robert Ruck	56	Executive Vice President, Asia Pacific
Jeff Nardoci	56	Chief Commercial Officer
David Schlachet	71	Director
Dr. Michael Anghel	78	External Director
Yaffa Krindel	62	Director
Dan Suesskind	73	External Director
Dominick Arena	74	Director
Stephen Fanning	66	Director

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

Philippe Schaison was appointed as Chief Executive Officer Syneron Candela North America and Global Executive Vice President Strategy and Business Development in November 2016.  Before joining Syneron, Dr. Schaison served as President of Allergan U.S. Aesthetic and Dermatology and was a member of the Allergan Executive Leadership Team. Before joining Allergan in 2013, Dr. Schaison served as President, World Wide Travel Retail & Regional President, LATAM and MEA, at Clarins in New York from 2010 to 2013.  From 2008 to 2010, Dr. Schaison served as CEO for Aesthetic Factors, a manufacturer of point-of-care systems for regenerative medicines.   From 2003 to 2008, Dr. Schaison served as Vice President of Global Skin Care for Johnson & Johnson.  Prior to joining Johnson & Johnson, Dr. Schaison worked in executive positions at L'Oréal from 1997 to 2003.  Dr. Schaison started his professional career at Merck & Company as a Group Manager in Paris. He is a Board Member of the Galien Foundation, New York.  Dr. Shaison earned an MBA (Marketing) from the Hautes Etudes Commerciales (H.E.C.) in Paris, and a Doctorate in Pharmacy (Industrial) from the University of Paris.

Paul Little joined the Company as Chief Operating Officer in November 2016.  Mr. Little brings over 30 years of experience in finance, business strategy and operations roles, spanning pharmaceutical, medical device, consumer packaged goods and public accounting industries.  Prior to joining the Company, Mr. Little served in various leadership roles in Allergan, Inc. from May 2004 until October 2016, including as the vice president finance and head of commercial operations of Allergan Medical Aesthetics, where he built the finance and commercial operations functions (which included market leading products such as BOTOX®Cosmetic and JUVÉDERM®).   Mr. Little was a member of the leadership team that resulted in key strategic business acquisitions including Inamed, SkinMedica and Kythera Biopharmaceuticals.  Post-acquisition, Mr. Little led both finance and commercial operations integration activities.  Prior to Allergan, Mr. Little spent 10 years with ConAgra Foods in leadership roles of increasing responsibility, most notably Vice President of Finance, International Foods Group, where he was responsible for international accounting and strategic and operational planning.  He began his career in public accounting at KPMG.  Mr. Little earned a BA in Business Economics from the University of California, Santa Barbara.

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

Yariv Matzliach was appointed Executive Vice President Distribution Channels on November 1, 2016.  Dr. Matzliach has over 20 years of global medical devices experience. Prior to joining the Company, Dr. Matzliach was the Chairman of Phoenicia Flat Glass Industries Ltd. from 2015 to 2016.  From 2011 until 2015, Dr. Matzliach was the CEO of Dip-Tech, a leading provider of digital in-glass printing solutions.  A co-founder of Alma Lasers, a global developer, manufacturer and provider of cosmetic laser solutions and medical lasers, Dr. Matzliach served Alma Lasers from 2004 to 2011 in various management roles with global responsibility, including President of the company. Prior to Alma Lasers, Dr. Matzliach served in sales and marketing positions at various medical companies such as Elscint, CMT, ESC and Lumenis (where he served as Director of Global Marketing, Aesthetic Business Unit). Dr. Matzliach received a Doctor of Dental Surgery at in the University of Mexico City, and completed an Executive Business Administration course at Elscint Ltd. in Paris.

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

Robert Ruck was appointed in March 2014 as Executive Vice President responsible for our Asia Pacific business and is based in Hong Kong. He is an industry veteran having spent six years with Sciton and nearly seven years with Lumenis in various sales, marketing, and general management roles with global responsibility. Prior to Lumenis, Mr. Ruck was a business strategy consultant working with medical device companies to accelerate their growth. Before becoming a consultant, he served as an infantry officer in the U.S. Army. Mr. Ruck holds a Master in Public Policy (MPP) in Applied Economics from Harvard University and a Bachelor of Science (BS) in Engineering and Economics from the U.S. Military Academy at West Point.

Jeff Nardoci was appointed as Chief Commercial Officer of the Company in January 2016.  Prior to joining the Company, Mr. Nardoci was a member of the executive staff at Banner Health, a $6 billion healthcare system company from April 2014 to April 2015. In his role as SVP, Chief Strategy & Marketing Officer, he was responsible for Mergers & Acquisitions, Business Development, Marketing, Public Relations and Service Excellence, helping lead Banner’s transformation into a consumer-focused population health delivery system. Prior to Banner, Mr. Nardoci was a Corporate Officer with Solta Medical Inc. from September 2009 until February 2014 and helped drive Solta Medical’s international expansion until Solta was ultimately acquired by Valeant Pharmaceuticals in 2014.  Prior to Solta, Mr. Nardoci worked at Bausch & Lomb, serving in multiple VP and General Manager roles across a number of business units and disciplines. Before joining Bausch & Lomb, Jeff spent five years in consulting with Meridian Euro RSCG leading the sales outsourcing arm of the company and helping start-up organizations develop go-to-market strategies across a wide range of industries and channels. Prior to Meridian, Jeff was in various Marketing Management roles at Nabisco Brands.  Jeff received a BA in Economics from Fairleigh Dickinson University and an Associate Degree in Accounting from Alfred State University.

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

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 and 1996 as CFO and VP Finance of Lannet Data Communications Ltd., a publicly-traded company on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., a global provider of autonomous Wi-Fi networks, which was traded on Nasdaq and TASE. Ms. Krindel served on the boards of Fundtech Ltd., which was traded on Nasdaq until its acquisition by private equity fund GTCR and Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. She currently serves on the board of Itamar Medical Ltd., a public medical device company trading in TASE, BGN Technologies Ltd., the technology transfer company of Ben Gurion University and two start-up medical device companies.   Throughout her career, Ms. Krindel served on the boards of approximately thirty private hi-tech companies. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with distinction.

Dan Suesskind has served as a director since November 2004. Mr. Suesskind served as the Chief Financial Officer in Teva Pharmaceutical Industries (TASE/NYSE: TEVA) from 1977 until 2008, and as a director in Teva from 1990 to 1991 and from 2010 to 2014. Mr. Suesskind currently serves as a director of Israel Corporation Ltd. (TASE: ILCO), and RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL).  He previously served as a director in the First International Bank of Israel Ltd., Migdal Insurance Ltd., Ness Technologies Ltd., ESC Medical Systems Ltd. (now Lumenis Ltd.) and Lanoptics Ltd (now EZChip Ltd.). Mr. Suesskind currently serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

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

The aggregate direct compensation that we and our subsidiaries paid to our executive officers and directors as a group for the year ended December 31, 2016 was approximately $5.8 million. This amount includes approximately $0.55 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include expenses we incurred for other payments, including dues and expenses for professional and business associations reimbursed to office holders, business travel, relocation, expenses incurred to attend board or committee meetings reimbursed to directors and other benefits commonly reimbursed or paid by companies in our industry.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Commission (4)	Equity-Based Compensation (5)	Total
	U.S. Dollars (in thousands)
Dr. Shimon Eckhouse, Active Chairman of the Board	446	-	-	280	726
Amit Meridor, CEO	699	-	-	410	1,109
Hugo Goldman, CFO	408	57	-	165	630
Robert Fielitz, VP and Managing Director of Europe, Middle East and Africa	220	31	220	193	665
Robert Ruck, EVP and Managing Director of Asia Pacific	270	69	203	57	599

(1)
All Covered Executives are employed on a full time (100%) basis. Cash compensation amounts denominated in currencies other than U.S. dollars were converted into U.S. dollars at the average exchange rate for the year ended December 31, 2016 (for NIS the exchange rate was 3.83 for the year ended December 31, 2016).

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

(5)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2016, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note16.d to our consolidated financial statements for the year ended December 31, 2016.

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

Director Compensation

The aggregate direct compensation we paid to our directors who are not executive officers for their services as directors as a group for the year ended December 31, 2016 was approximately $1.8 million in total, which amount includes payment to our chairman of the board but does not include expenses we incurred for other payments, including expenses incurred to attend board or committee meetings reimbursed to directors, and other benefits commonly reimbursed or paid by companies in our industry.

Our directors (other than Chairman of the Board) receive the following compensation for their services: (i) annual fee of $45,000; (ii) a Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) a grant of either 63,000 options or 21,000 RSUs or a combination thereof (at the director's option) for three years' service, effective on January 1, 2014 and vesting in equal quarterly installments. On September 12, 2016, shareholders approved a grant of 21,000 RSUs for three years' service, which would be effective on January 1, 2017 and would vest in equal quarterly installments beginning March 31, 2017 and at the end of each quarter thereafter, with the last quarterly installment vesting on December 31, 2019. Each RSU provides the right to receive one Syneron ordinary share upon vesting. Options and RSUs granted to new directors will be on substantially the same terms, except that the options will have a grant date which is the date such grant are approved by the Company's Board of Directors and the exercise price will be equal to the fair value as determined by the Board of Directors at the time of the grant. Directors are also entitled to reimbursement of out of pocket expenses.

For information about the compensation paid to our Active Chairman, please see below " – Specific Compensation Arrangements with Company Directors and Officers".

Option Grants

As of March 1, 2017, our directors and officers (sixteen persons) had outstanding options to purchase 1,537,671 ordinary shares (of which 957,585 options were in-the-money and 580,086 were out of the money) with exercise prices ranging from $0.00 to $11.47. Of these options, 427,500 will expire in 2019, 462,000 will expire in 2020, 105,000 will expire in 2021, 172,086 will expire in 2022 and 370,585 will expire in 2023 and thereafter.

In connection with the hiring of Dr. Schaison, Mr. Little and Dr. Matzliach in November 2016, the Compensation Committee approved the following grants: (i) 300,000 options to purchase ordinary shares and 100,000 restricted stock units to Dr. Schaison, (ii) 200,000 options to purchase ordinary shares to Mr. Little and (iii) 200,000 options to purchase ordinary shares to Dr. Matzliach. The options granted to the three executives are included in the above summary of outstanding options to our officers and directors. The grants to Dr. Schaison and Mr. Little were in the form of employment inducement awards approved by the Compensation Committee as an inducement material to their entering into employment with Syneron in accordance with NASDAQ Listing Rule 5635(c)(4).

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

•
A grant of 225,000 options or 75,000 RSUs (at Dr. Eckhouse's option) for three years' service, effective June 24, 2015, which would vest in equal quarterly installments beginning June 30, 2015 and at the end of each quarter thereafter, with the last quarterly installment vesting on March 31, 2018. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options is equal to the closing price of the ordinary shares on June 24, 2015, and the options expire 10 years from the date of grant. The options or RSUs were granted pursuant to the Company's 2014 Israeli Stock Incentive Plan and will continue to vest so long as Mr. Eckhouse continues to provide services to the Company as Chairman, director, or an employee; and

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

Compensation Policy

Pursuant to the Companies Law, the employment terms of Company officers and directors must be determined in accordance with a directors and officers compensation policy (the "Compensation Policy"). Such Compensation Policy must be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee, and (ii) shareholders by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the approval of such compensation policy; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. However, under the Companies Law, if shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision. In addition, pursuant the Companies Law, the compensation policy must be approved at least once every three years by the company’s board of directors, after considering the recommendations of the compensation committee. Following the approval of the Compensation Committee and Board, our Compensation Policy received the required approval by our shareholders on July 18, 2013.  An updated version of our Compensation Policy was approved by our shareholders on September 12, 2016. The Company's Compensation Policy includes both long term and short term compensation elements. It is intended to further the Company's efforts at attracting, motivating and retaining highly experienced and dedicated personnel to lead our success and to enhance shareholder and stakeholder value, while supporting a performance culture that is based on merit, differentiating and rewarding excellent performance in the long term, and recognizing our values.

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

Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting held on July 15, 2014, Dr. Eckhouse, who comprises our third class of directors, was elected to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2014. At our annual general meeting held on June 24, 2015, Mr. Schlachet and Mr. Arena, who comprise our first class of directors, were each elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2015.  At our annual general meeting held on September 12, 2016, Ms. Krindel and Mr. Stephen J. Fanning, who comprise our second class of directors, were elected for a three-year term to serve through the end of the third annual general meeting of the shareholders following the meeting held in 2016.

The external directors are not assigned a class. At our annual general meeting held on September 12, 2016, our external directors, Dr. Michael Anghel and Mr. Dan Suesskind, were reelected for a three-year term, effective as of November 7, 2016.

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

External Directors

Under the Israeli Companies Law and Regulations promulgated thereunder, an Israeli company which is listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. Such external directors are not required to be Israeli residents in the case of a company such as ours listed on a foreign stock exchange. Our external directors are Dr. Anghel and Mr. Suesskind. A person may be appointed as an external director only if he or she has “professional qualifications” or possess “financial and accounting expertise” (provided that at least one of our external directors has “financial and accounting expertise”). If another director: (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended; (ii) meets the requirements of an independent director under the Nasdaq rules; and (iii) has “financial and accounting expertise”, then neither of our external directors are required to have “financial and accounting expertise” provided that each has “professional qualifications”. Each external director is appointed to a three year term and may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise;” or (ii) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

An “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director. Each person listed in the table under Item 6.A. "Directors and Senior Management” is an office holder.

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

Nominating and Governance Committee. Our nominating and governance committee, acting pursuant to a written charter, is comprised of Mr. Schlachet, Dr. Anghel and Ms. Krindel. The committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting, and making recommendations to the board concerning corporate governance matters. The composition and function of our nominating and governance committee meets the requirements of the applicable Nasdaq rules, with which we comply voluntarily. All of the nominating committee members have been determined to be independent as defined by applicable Nasdaq rules.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ezra Yehuda, C.P.A. (Isr). The role of the internal auditor is to examine whether a company’s actions comply with applicable laws and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of an accounting firm which specializes in internal auditing.

D.	EMPLOYEES

The breakdown of our employees by department and geographic location is as follows:

	As of December, 31
	2014	2015	2016
Research and development	95	102	104
Selling and marketing	238	336	354
Management, administration and operations	326	346	359
Total	659	784	817

Israel	154	179	161
North America	293	359	371
Asia-Pacific	106	132	154
Europe	106	114	131
Total	659	784	817

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

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2016, our liability for severance pay totaled $0.5 million (all of which is funded). We fund our ongoing severance obligations by making monthly payments to insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 18% of wages, up to a specified amount, of which the employee contributes approximately 12% and the employer contributes approximately 6%.

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

E.   SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2017 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable, or exercisable within 60 days of the date of March 1, 2017, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,018,424 ordinary shares outstanding on March 1, 2017 (excluding treasury shares).

Executive Officers and Directors:	Number	Percent

Dr. Shimon Eckhouse (1)	2,971,161	8.41%
Amit Meridor	428,333	1.21%
Yaffa Krindel	*	*
Dan Suesskind	*	*
Dr. Michael Anghel	*	*
David Schlachet	*	*
Dominick Arena	*	*
Stephen Fanning	*	*
Hugo Goldman	*	*
Philippe Schaison	*	*
Sarit Soccary	*	*
Paul Little	*	*
Robert Fielitz	*	*
Robert Ruck	*	*
Jeff Nardoci	*	*
Yariv Matzliach	*	*
All directors and executive officers as a group (16 persons)		%
______________

* equals less than 1%

(1)
This figure includes (i) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (ii) an option to acquire 150,000 ordinary shares at an exercise price of $10.72 per share, (iii) an option to acquire 131,250 ordinary shares at an exercise price of $11.17 per share (received in exchange for services), (iv) 2,629,147 shares held by European High-Tech Capital S.A., a corporation wholly owned by Dr. Eckhouse and his wife, Mrs. Musia Eckhouse, and (v) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan).

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

Following recommendation by the Company’s Compensation Committee and Board, shareholders on July 15, 2014 approved a new plan for Israel and abroad (2014 Israel Plan) and a new plan for the U.S., Canada and abroad (2014 Rest of World Plan) (combined, the 2014 Plans). The 2014 Plans, which have similar provisions and draw from the same pool of  shares in order to make equity incentive awards, are designed to assist the Company in attracting and retaining directors, officers and employees, as well as to provide incentives to other key service providers (Eligible Persons) of outstanding ability and to promote the alignment of their interests with those of the shareholders of the Company. Competition in our industry for such individuals is intense both in the U.S. and globally and, accordingly, compensation packages typically include stock option awards in addition to salary and other benefits. The Company believes that the 2014 Plans will facilitate the Company’s process of recruiting and retaining Eligible Persons of outstanding ability.

The 2014 Plans initially contained a combined pool of 2,000,000 shares available for equity incentive awards.  Following approval by our Compensation Committee and our Board of Directors on November 7, 2016, the 2014 Israel Plan was amended to add 200,000 additional shares to the pool, bringing the total number of shares available for equity incentive awards under either plan to 2,200,000.

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

Options granted under the 2004 Plans and 2014 Plans generally vest over a period of one to four years of employment and have terms that do not exceed 10 years. Any options that are cancelled or forfeited before expiration generally become available for future grants. In addition, the Company may from time to time grant Restricted Stock Units (RSUs). RSUs usually vest over a period of employment of up to three years. Upon vesting, the RSU beneficiary is entitled to receive one ordinary share per one RSU for $0.01 per share. RSUs that are cancelled or forfeited generally become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans and 2014 Plans, but no such other equity incentives were outstanding as of December 31, 2016.

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

As of December 31, 2016, we had 4,723,492 options, stock appreciation rights, and Restricted Stock Units outstanding under the 2004 Plans the 2014 Plans, and options to purchase 441,050 ordinary shares were available for grant under the 2014 Plans.

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

 All such options and stock appreciation rights became fully vested and continued in effect in all material respects on the same terms and conditions as in effect immediately prior to the effective time of the merger. As of December 31, 2016, there were 117,966 outstanding options and stock appreciation rights (SARs) granted under the Candela Plans.

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

Under the 1998 Plan, there were 59,065 outstanding options/SARs at December 31, 2015, with a weighted-average exercise price of $10.20 per share. The 1998 Plan expired pursuant to its terms on September 18, 2008. As such, there are no additional options/SARs available for grant under this plan.

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

Under the 2008 Plan, there were 58,901 outstanding options/SARs at December 31, 2016, with a weighted-average exercise price of $3.20 per share. The 2008 Plan expires on October 27, 2018, except as to options and SARs outstanding on that date. We currently grant options only under the 2014 Plans.

Share Repurchase Program

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of our ordinary shares. On February 10, 2016, we completed our repurchase program by repurchasing a total of 2,374,296 of our ordinary shares for a total amount of $20 million, as follows: 48,284 shares during December 2014 at an average price paid per share of $10.04; 1,762,370 shares during calendar year 2015 at an average price paid per share of $8.91; and 563,642 shares from January 1, 2016 to February 10, 2016 at an average price paid per share of $6.96. For additional information, see Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2017, by each person or entity that we know beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership of shares is determined in accordance with the rules and regulations of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of March 1, 2017, are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and sole investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 35,018,424 ordinary shares outstanding as of March 1, 2017 (excluding treasury shares).

	Number of Shares Beneficially Owned	Percentage of outstanding Ordinary Shares
Richard Mashaal / Senvest Management, LLC (1)	3,777,775	10.79%
Charles H. Brandes / Brandes Investment Partners, L.P. (2)	3,660,613	10.45%
Conan Laughlin / North Tide Capital, LLC (3)	3,500,000	9.99%
Dr. Shimon Eckhouse (4)	2,971,161	8.48%
Stephen DuBois / Camber Capital Management LLC (5)	2,347,593	6.70%

(1)
The information contained in the table above is as of December 31, 2016 and is based solely on Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2017 by Senvest Management, LLC and Richard Mashaal. These shares are held in the accounts of Senvest Master Fund, LP, Senvest Israel Partners Master Fund, LP, and Senvest Global (KY), LP (collectively, the Investment Vehicles). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC.

(2)
The information contained in the table above is as of December 31, 2016 and is based solely upon Amendment No. 4 to Schedule 13G filed with the SEC on January 10, 2017 by Brandes Investment Partners, L.P. (the Investment Adviser) and the following control persons of the Investment Adviser: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., and Charles H. Brandes.

(3)
The information contained in the table above is as of December 31, 2016 and is based solely on Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2017 by North Tide Capital Master, LP (the Master Fund), North Tide Capital, LLC (North Tide), and Conan Laughlin. Shares of the Company reported for North Tide represent shares which are beneficially owned by the Master Fund, and shares which are beneficially owned by a managed account (the Account). North Tide serves as investment manager to both the Master Fund and the Account. Shares of the Company reported for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide.

(4)
The information contained in the table above is based upon the Schedule 13D filed with the SEC on December 22, 2011 by Dr. Shimon Eckhouse, Musia Eckhouse and European High-Tech Capital, S.A. (European), a company wholly-owned by Dr. Eckhouse and his wife, Musia Eckhouse, and other information available to the Company. Dr. Shimon Eckhouse is chairman of the Board of Directors of European, the principal business of which is investment in medical device and high tech companies. Each of Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, as a result of their control over European, is the beneficial owner of 2,629,147 ordinary shares held directly by European. In addition, Dr. Shimon Eckhouse holds (i) 22,761 ordinary shares of the Company (received upon his election to exercise 1,626 vested options of Syneron Beauty, which following a joint venture with Unilever Ventures that closed in December 2013 is now a subsidiary of Iluminage Beauty, and to convert them into shares of the Company in accordance with the terms of Syneron Beauty's share option plan) (ii) an option to acquire 38,003 restricted shares at an exercise price of $0.01 per share (received in exchange for services), (iii) options exercisable within 60 days of the date of this filing to acquire 150,000 ordinary shares at an exercise price of $10.72 per share, and (iv) an option to acquire 131,250 ordinary shares at an exercise price of $11.17 per share (received in exchange for services). As such, Dr. Shimon Eckhouse is the beneficial owner of a total of 2,971,161 ordinary shares.

(5)	The information contained in the table above is as of May 13, 2016 and is based solely on the Schedule 13G filed with the SEC on May 23, 2016 by Camber Capital Management LLC and Stephen Dubois.

To our knowledge, and based on public filings unless otherwise indicated, the only significant changes in the percentage ownership held by our major shareholders during the past three years is as follows:

•	Richard Mashaal / Senvest Management LLC from 10.03% to 10.79%

•	Charles H. Brandes / Brandes Investment Partners, L.P. from 6.36% to 10.45%.

•	Conan Laughlin / North Tide Capital Master LP from 8.16% to 7.85%.

•	Dr. Shimon Eckhouse from 7.69% to 8.48% (based on public filings and other information available to the Company).

Our major shareholders have the same voting rights with respect to their respective ordinary shares as other shareholders have with respect to their respective ordinary shares.

To our knowledge, as of March 1, 2017, we had approximately 196 shareholders of record who were registered with addresses in the U.S. (assuming for these purposes that all DTC members who held Company shares were U.S. residents). These holders in the U.S. were, as of such date, the holders of record of approximately 61% of our outstanding ordinary shares (excluding treasury shares).

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

Registration Rights

Prior to our initial public offering, we issued preferred shares to Starlight Capital Ltd. (Starlight) and European High-Tech Capital S.A. (European). Starlight and European are controlled by foundations which have been established for the benefit of family members and friends of Dr. Shimon Eckhouse, the chairman of our board of directors. All of these preferred shares were subject to registration rights, and all of these preferred shares were automatically converted into ordinary shares at the closing of our initial public offering. On or around December 22, 2008, The Eckhouse Foundation, which was created for the benefit of members of Dr. Eckhouse's family and friends and owned all the shares of European, a company wholly owned by Dr. Eckhouse and his wife Mrs. Musia Eckhouse, was dissolved. Around the same time, a certain nominee agreement between Starlight and European, pursuant to which certain Ordinary Shares of the Company were held by Starlight as a nominee for European, was terminated. According to the termination provisions, the Ordinary Shares of the Company held by Starlight as a nominee of European were transferred to European on November 17, 2011. As of March 1, 2017, we believe that these shareholders continue to hold a certain amount of ordinary shares issued upon conversion of our preferred shares subject to such registration rights. Pursuant to these registration rights, in the event we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these and other holders who may hold shares subject to registration rights are entitled to notice of such registration and are entitled to include their remaining ordinary shares subject to the registration rights in such registration, subject to certain marketing cutbacks and other limitations. The holders of at least 50% of the ordinary shares with registration rights will have the right to require us, on not more than one occasion, to file a registration statement on the appropriate form under the Securities Act in order to register the resale of their ordinary shares. We may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form F-3, subject to certain conditions and limitations.

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

ManofIT

The Company has engaged ManofIT, a consulting and systems integration firm, to assist with various information technology projects. Boaz Meridor, co-founder and managing partner of ManofIT, is a brother of our CEO, Amit Meridor. ManofIT was first retained by the Company in 2007 and the relationship was expanded in 2014. In 2014, ManofIT received approximately $0.2 million for the services that it provided to the Company, excluding value added tax. In 2015, ManofIT received approximately $0.3 million for such services, excluding value added tax.  In 2016, ManofIT received approximately $0.1 million for such services, excluding value added tax.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2016 are included in this Annual Report on Form 20-F under Item 18 “Financial Statements”.

Legal Proceedings

In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1.7 million, and compensation for the damage to its reputation in the amount of $0.5 million. Following mediation in January 2016, a settlement agreement was reached between the parties, according to which both parties withdrew their claims and Estetitek paid Syneron $100,000.

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

On January 28, 2016, Syneron brought an action for patent infringement against Invasix, Inc. and InMode MD, Ltd. in the U.S. District Court for the Central District of California alleging, among other things, that the defendants’ Fractora face and skin treatment platforms, devices and methods which comprise energy delivery systems to ablate or coagulate the skin, infringe Syneron’s U.S. Patent Nos. 6,148,232; 6,615,079; 8,496,654; 8,579,896 and 9,108,036. The parties are currently in the discovery stage of the litigation.

From time to time, the Company is party to various legal proceedings incidental to its business. The Company has accrued a total amount of $0.3 million which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. The Company is unable to determine the likelihood of loss or range of loss for each matter described above. During the year ended December 31, 2016, the Company settled various legal claims and paid an amount of approximately $0.3 million.

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

Nasdaq Global Select Market

	Price per Share (U.S.$)
	High	Low
Yearly highs and lows

2012	11.77	7.21
2013	12.75	8.04
2014	13.32	8.32
2015	12.90	6.10
2016	9.10	6.11

Quarterly highs and lows

2015
First quarter	12.59	8.93
Second quarter	12.90	10.35
Third quarter	10.86	6.91
Fourth quarter	8.44	6.10

2016
First quarter	8.47	6.11
Second quarter	7.88	6.50
Third quarter	7.80	6.18
Fourth quarter	9.10	6.93

2017
First quarter (through March 1, 2017)	10.00	9.30

Monthly highs and lows

September 2016	7.17	6.28
October 2016	7.94	6.98
November 2016	8.35	6.93
December 2016	9.10	7.70
January 2017	9.75	8.25
February 2017	10.85	9.01

On March 16, 2017, the closing price of our ordinary shares as quoted on Nasdaq Global Select Market was $10.40.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ELOS” .

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Shareholders

Under the Companies Law, a shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. The Companies Law imposes the same requirements regarding disclosure to the company of a personal interest, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, in addition to the above definition, a controlling shareholder is also any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. For the purpose of determining whether shoulders’ holdings exceed the thresholds described above, the shares of two or more shareholders with a personal interest in the approval of the same transaction shall be aggregated together as if they are one shareholder.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power over the company in such capacity including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

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

Under the Companies Law and the Securities Law, 5738—1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification (our articles of association include such a provision):

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

On March 5, 2014, Syneron acquired New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), for approximately $11 million in cash and an earn-out of up to $4 million based on certain milestones, which were not achieved. For additional information on this joint venture, please see Item 4.A. “Information on the Company – History and Development of the Company – Our History".

On February 22, 2016, Syneron signed a definitive share purchase agreement with Sino Ita International Trading Co. Ltd. to sell 100% of the outstanding shares of Light Instruments Ltd. for $5.9 million.  The transaction closed on May 31, 2016.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment.

The 2005 Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise (the “Year of Election”).

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We have elected 2008 and 2011 as “Years of Election” under the Investment Law for our Beneficiary Enterprise status.

Tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Currently we have three benefitted programs under the Investments Law, which entitle us to tax benefits under the 2005 Amendment.

A substantial portion of our taxable operating income is derived from our Beneficiary Enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

The tax benefits attributable to our Beneficiary Enterprise are scheduled to expire in phases by 2021.

Preferred Enterprise – The 2011 Amendment

The 2011 Amendment introduced a new tax regime for income generated by a “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similarly to Beneficiary Enterprise, a 'Preferred Company' is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment, the requirement for a minimum investment in productive assets was cancelled.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate, as described below. Dividends paid out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Investment Law ("Amendment 73") was published. According to Amendment 73, a Preferred Enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to Preferred Enterprises located in other areas remains at 16%).

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of the Company Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

    Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

   In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

   Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Pursuant to the Tax Amendment, effective January 1, 2014, if the dividend is being paid out of certain income attributable to a Preferred Enterprise, the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

   In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 803,520 in 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Dividends received by certain non-corporate U.S. Holders may be eligible for preferential tax rates, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. We generally should be considered a qualified foreign corporation if we are not a passive foreign investment company (PFIC) for the taxable year in which the dividend is paid or the preceding taxable year and, (i) we are eligible for the benefits of the treaty between Israel and the United States (Treaty), or (ii) our ordinary shares are readily traded on an established securities market in the United States. U.S. Holders generally should meet the holding period requirements if they hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Holders should consult their own tax advisors regarding the application of these rules. If we are not a qualified foreign corporation or if the holding period and other requirements are not satisfied, any divided would be treated as ordinary taxable income.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we generally, (unless certain elections are made by such holder and certain other requirements are met) will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, regardless of whether we continue to meet the income or asset test. If we are classified as a PFIC, U.S. Holders could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such holder’s ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year. Moreover, U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk. A major part of our operations is carried out by us and our subsidiaries in the U.S. and Israel. The functional currency of these entities is the U.S. dollar as the revenues and a substantial portion of the costs are incurred in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters.” All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. The functional currency of our remaining subsidiaries and associated companies in most instances is their relevant local currency. The financial statements of those companies are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at monthly average exchange rates during the year in accordance with ASC 830 "Foreign Currency Matters.” Differences resulting from translation are presented as a separate component, under accumulated other comprehensive income (loss) in shareholders’ equity.

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

During the year ended December 31, 2016, we recognized net income of $0.04 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to payroll expenses. The ineffective portion of the hedged instrument during the year ended December 31, 2016 was immaterial and was recorded as a financial income.

As of December 31, 2016, the net fair value of the liabilities of the outstanding forward contracts and options that met the requirement for hedge accounting was $4 thousand.

We use forward contracts and options to reduce the risk associated with fluctuations in currency exchange rates; however, we may not be able to eliminate the effects of currency fluctuations.

Interest Rate Risk. We do not have any outstanding financial liabilities, and therefore our exposure to market risk for changes in interest rate relates primarily to our investments in cash, marketable securities and bank deposits. The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. As of December 31, 2016, we invested approximately 0.4% of our invested cash balances in bank deposits and the remainder in available-for-sale marketable securities primarily in securities issued by the U.S., by non-U.S. governments and by high quality U.S. and non U.S. corporations featuring high credit rating of A and up. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest gains may decline in the future as a result of changes in the financial markets; however we believe any such potential loss would be immaterial to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)   Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective as of December 31, 2016.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the 2013 framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2016.

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

In 2004, we adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. In February 2015, the Code of Business Conduct and Ethics was revised by our board of directors. The revised Code of Business Conduct and Ethics is posted on our website, www.syneron-candela.com. Any amendments to the revised Code of Business Conduct and Ethics, or waivers of such Code granted by us with respect to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions, will be posted on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the years  2015 and 2016, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm:

	2015	2016
	(U.S. dollars in thousands)	(U.S. dollars in thousands)

Audit Fees (1)	$695	$695
Tax Fees (2)	181	184
Audit Related Fees (3)	58	60
Total	$934	$939

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

(2)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing and tax planning.

(3)	Audit-related fees are fees for consultation with Company management about accounting or disclosure treatment of transactions or events and auditor's confirmation of specific financial data.

Pre-Approval Policy and Procedures

The audit committee has adopted an audit and non-audit services pre-approval policy relating to the approval of all audit and non-audit services that are to be performed by our independent auditor. Under this policy, in 2016, the audit committee pre-approved the provision by Ernst & Young of specified audit services, including the audit of the Company's consolidated financial statements for 2016, review of the Company's Annual Report on Form 20-F and quarterly reports on Form 6-K, audit of the Company's effectiveness of internal control over financial reporting, and statutory audit and tax returns for the consolidated group. The audit committee also pre-approved the provision by Ernst & Young of specified audit-related services, including consultation with Company management about accounting or disclosure treatment of transactions or events and auditor's confirmation of specific financial data. Furthermore, the audit committee also pre-approved the provision by Ernst & Young of specified tax related services, including international and domestic tax planning, advice and compliance and due diligence-related services. The audit committee may add or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 1, 2014, our Board of Directors approved a share repurchase program of up to $20 million of our ordinary shares. Under the program, ordinary shares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate Syneron to acquire any specific number of shares and may be discontinued at any time. Syneron intends to fund any share repurchases with currently available working capital. As of February 10, 2016, Syneron completed its repurchase program by repurchasing a total of 2,374,296 ordinary shares for $20 million. The following are all share repurchases made since January 1, 2016:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2016	467,821	6.94	3,248,277	676,951
February 1-28, 2016	95,821	7.06	676,951	-
Total	563,642	6.96	3,925,228

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

Rule 5635(c) of the Nasdaq Marketplace Rules requires shareholder approval prior to the issuance of securities when a stock option plan or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under the Israel Companies Law, approval by the Board of Directors is generally required to adopt or amend a stock option plan or other equity compensation arrangement. Shareholder approval is generally not required under the Israel Companies Law to adopt or amend a stock option plan or other equity based compensation plan, although shareholder approval is required for any transaction with, including any grant of equity compensation to, the chief executive officer, a director or a controlling shareholder. The Company has elected to follow home country practice with respect to the adoption or amendment of such plans or arrangements rather than the applicable Nasdaq requirement.

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements are set forth under Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements beginning on pages F-1 through F-65, as set forth in the following index, are incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

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

4.17
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

4.19	Joint Contribution Agreement, dated November 11, 2013, by and between Unilever Ventures and Syneron Medical Ltd. (incorporated by reference to Exhibit 4.20 to our Form 6-K filed March 8, 2017)**.

4.20
Agreement and Plan of Merger, dated February 19, 2014, by and among Syneron, Inc., Ctria Acquisition Corporation and New Stars Lasers, Inc. d.b.a CoolTouch, Inc. and David Hennings and Nina Davis as Shareholder Representatives (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed March 19, 2014)**.

4.21*	Share Purchase Agreement, dated as of February 22, 2016, by and among a Company In Formation Under Israeli Law, Light Instruments Ltd., and Syneron Medical Ltd.

4.22	Compensation Policy approved by the shareholders of Syneron Medical Ltd. on September 12, 2016 (incorporated by reference to Appendix B to our Proxy Statement on a Form 6-K filed August 16, 2016).

4.23	2014 Israeli Stock Incentive Plan (incorporated by reference to Appendix B to our Proxy Statement on a Form 6-K filed June 17, 2014).

4.24	2014 U.S. Stock Incentive Plan (incorporated by reference to Appendix C to our Proxy Statement on a Form 6-K filed June 17, 2014).

8.1*	List of Subsidiaries of the Registrant.

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

101
The following financial information from Syneron Medical Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2016, 2015, and 2014; (ii) Consolidated Balance Sheets at December 31, 2016 and 2015; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015, and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015, and 2014; and (v) Notes to Consolidated Financial Statements.

_______________

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited the accompanying consolidated balance sheets of Syneron Medical Ltd. (the "Company" or "Syneron") and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 23, 2017 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 23, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SYNERON MEDICAL LTD.

We have audited Syneron Medical Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Syneron Medical Ltd. and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Syneron Medical Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syneron Medical Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 of Syneron Medical Ltd. and subsidiaries and our report dated March 23, 2017 expressed an unqualified opinion thereon.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 23, 2017	A Member of Ernst & Young Global

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
	Note	2016	2015	2014
Revenues:
Lasers and other products		$222,195	$204,124	$182,770
Product-related services		75,907	73,725	72,980

Total revenues	20	298,102	277,849	255,750

Cost of revenues:
Lasers and other products		101,735	88,614	81,533
Product-related services		40,734	40,270	38,238

Total cost of revenues		142,469	128,884	119,771

Gross profit		155,633	148,965	135,979

Operating expenses, net:
Research and development		23,043	25,270	24,619
Selling and marketing		95,889	97,163	80,741
General and administrative		28,490	30,061	28,368
Other expenses (income), net	17	4,983	(913)	3,283
Impairment of goodwill		-	3,843	1,185

Total operating expenses, net		152,405	155,424	138,196

Operating income (loss)		3,228	(6,459)	(2,217)
Financial income (expenses), net	19	764	167	(688)

Income (loss) before taxes on income		3,992	(6,292)	(2,905)
Taxes on income	18	3,813	48	2,295

Net income (loss)		$179	$(6,340)	$(5,200)

Net income (loss) per share:
Basic net income (loss) per share		$0.01	$(0.17)	$(0.14)

Diluted net income (loss) per share	21	$0.01	$(0.17)	$(0.14)

Weighted average number of shares used in per share calculations (in thousands):
Basic		34,745	36,416	36,703
Diluted		34,945	36,416	36,703

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

		Year ended December 31,
	Note	2016	2015	2014

Net income (loss)		$179	$(6,340)	$(5,200)

Other comprehensive income (loss):
Foreign currency translation adjustments		(562)	(2,826)	(3,249)

Available-for-sale securities:
Changes in unrealized losses		(156)	(7)	(122)
Reclassification adjustments for losses included in net income (loss)		20	11	122

Net change		(136)	4	-

Cash flow hedges:
Unrealized gains (loss), net		66	124	(33)
Reclassification adjustments for gains included in net income (loss)		(38)	(25)	(82)

Net change		28	99	(115)

Other comprehensive loss		(670)	(2,723)	(3,364)

Comprehensive loss		$(491)	$(9,063)	$(8,564)

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$56,756	$56,330
Short-term bank deposits		326	357
Short-term marketable securities	3	10,817	14,274
Trade receivables, net of allowance for doubtful accounts of $ 6,173 and $ 5,223		57,337	53,423
Other accounts receivable and prepaid expenses	5	12,587	12,438
Inventories	6	47,376	49,352

Total current assets		185,199	186,174

LONG-TERM ASSETS:

Long-term deposits and others		312	292
Long-term marketable securities	3	18,522	15,695
Deferred tax assets, net	18	17,640	20,363
Severance pay fund		479	509
Investment in affiliated company	7	15,730	19,800
Property and equipment, net	8	12,529	9,823
Intangible assets, net	9	8,516	12,694
Goodwill	10	18,258	21,442

Total long-term assets		91,986	100,618

Total assets		$277,185	$286,792

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$22,659	$23,045
Deferred revenues	12	12,838	12,481
Other accounts payable and accrued expenses	13	28,976	36,316

Total current liabilities		64,473	71,842

LONG-TERM LIABILITIES:
Deferred revenues	12	2,939	3,395
Warranty accruals		1,794	861
Contingent consideration	1b3	-	878
Accrued severance pay		559	603

Total long-term liabilities		5,292	5,737

Total liabilities		69,765	77,579

COMMITMENTS AND CONTINGENCIES	15

SHAREHOLDERS' EQUITY:	16

Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 Ordinary shares; Issued – 38,356,055 and 38,336,805 shares; Outstanding – 34,730,185 and 35,274,577 shares at December 31, 2016 and 2015, respectively		91	91
Additional paid-in capital		201,671	199,048
Treasury shares at cost – 3,625,870 and 3,062,228 Ordinary shares at December 31, 2016 and 2015, respectively		(29,587)	(25,662)
Accumulated other comprehensive loss	11	(8,228)	(7,558)
Retained earnings		43,473	43,294

Total shareholders' equity		207,420	209,213

Total liabilities and shareholders' equity		$277,185	$286,792

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury Shares, at cost	Retained earnings	Total equity

Balance as of January 1, 2014	$89	$187,924	$(1,471)	$(9,587)	$54,834	$231,789

Issuance of shares upon exercise of stock-based awards	1	1,524	-	-	-	1,525
Equity-based compensation expenses	-	3,700	-	-	-	3,700
Repurchase of Ordinary shares	-	-	-	(485)	-	(485)
Other comprehensive loss	-	-	(3,364)	-	-	(3,364)
Net loss	-	-	-	-	(5,200)	(5,200)

Balance as of December 31, 2014	$90	$193,148	$(4,835)	$(10,072)	$49,634	$227,965

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury shares, at cost	Retained earnings	Total equity

Balance as of December 31, 2014	$90	$193,148	$(4,835)	$(10,072)	$49,634	$227,965

Issuance of shares upon exercise of stock-based awards	1	2,125	-	-	-	2,126
Equity-based compensation expenses	-	3,775	-	-	-	3,775
Repurchase of Ordinary shares	-	-	-	(15,590)	-	(15,590)
Other comprehensive loss	-	-	(2,723)	-	-	(2,723)
Net loss	-	-	-	-	(6,340)	(6,340)

Balance as of December 31, 2015	$91	$199,048	$(7,558)	$(25,662)	$43,294	$209,213

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

			Accumulated
	Ordinary shares	Additional paid-in capital	other comprehensive loss	Treasury shares, at cost	Retained earnings	Total equity

Balance as of December 31, 2015	$91	$199,048	$(7,558)	$(25,662)	$43,294	$209,213

Equity-based compensation expenses	-	3,711	-	-	-	3,711
Additional payment to non-controlling shareholders	-	(1,088)	-	-	-	(1,088)
Repurchase of Ordinary shares	-	-	-	(3,925)	-	(3,925)
Other comprehensive loss	-	-	(670)	-	-	(670)
Net income	-	-	-	-	179	179

Balance as of December 31, 2016	$91	$201,671	$(8,228)	$(29,587)	$43,473	$207,420

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net income (loss)	$179	$(6,340)	$(5,200)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,447	8,965	8,283
Share-based compensation	3,711	3,775	3,700
Changes in fair value of investment in affiliated company	7,010	330	4,590
Impairment of intangible assets and goodwill	-	7,132	2,890
Gain from sale of subsidiary	(1,149)	-	-
Decrease in accrued interest, amortization of premium and accretion of discount and gain from sale of marketable securities	647	1,770	757
Change in fair value of contingent consideration, net	(878)	(4,105)	(3,012)
Deferred income taxes, net	2,751	957	(976)
Decrease (increase) in trade receivables, net	(5,021)	1,613	(2,817)
Decrease (increase) in other accounts receivable and prepaid expenses	525	(5,222)	183
Increase in inventories	(2,521)	(14,370)	(3,503)
Increase in trade payables	446	921	3,994
Increase (decrease) in deferred revenues	(7)	(1,725)	1,910
Increase in warranty accruals	1,704	657	675
Increase (decrease) in other accounts payable and accrued expenses	(7,474)	2,713	4,543
Other, net	(10)	101	96

Net cash provided by (used in) operating activities	8,360	(2,828)	16,113

Cash flows from investing activities:

Proceeds from investment in short-term deposits, net	31	6,057	11,099
Purchase of available-for-sale marketable securities	(26,365)	(23,753)	(30,945)
Proceeds from sale of available-for-sale marketable securities	10,986	5,447	6,844
Redemption of available-for-sale marketable securities	15,226	33,368	30,967
Purchase of property and equipment	(3,699)	(4,870)	(2,751)
Net cash paid in acquisition of subsidiaries (a)	-	-	(11,016)
Purchases of intangible asset	(150)	-	-
Investment in affiliated company	(2,940)	-	-
Sale of a subsidiary	4,307	-	-
Other, net	(25)	(25)	(9)

Net cash provided by (used in) investing activities	(2,629)	16,224	4,189

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Additional payment to non-controlling shareholders	$(1,088)	$-	$-
Repurchase of ordinary shares	(3,925)	(15,590)	(485)
Exercise of stock options and RSU's	-	2,125	1,525

Net cash provided by (used in) financing activities	(5,013)	(13,465)	1,040

Translation adjustments on cash and cash equivalents	(292)	(790)	(1,736)

Increase (decrease) in cash and cash equivalents	426	(859)	19,606
Cash and cash equivalents at the beginning of the year	56,330	57,189	37,583

Cash and cash equivalents at the end of the year	$56,756	$56,330	$57,189

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes, net	$3,157	$1,656	$3,278

Supplemental disclosure of non-cash financing and investing activities:

Reclassification of inventory to property and equipment	$4,348	$676	$544

(a) Net cash paid in acquisition of subsidiary:

Consideration:
Cash	$-	$-	$10,969

Total consideration	$-	$-	$10,969

Identifiable assets acquired and liabilities assumed:
Short term bank credit	$-	$-	$(47)
Current assets	-	-	1,944
Non-current assets	-	-	34
Intangible assets	-	-	7,180
Goodwill	-	-	5,437
Deferred tax liabilities	-	-	(1,916)
Contingent consideration	-	-	(100)
Liabilities assumed	-	-	(1,563)

Total identifiable assets acquired and liabilities assumed:	-	-	10,969

Net cash paid in acquisitions	$-	$-	$11,016

The accompanying notes are an integral part of the consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Syneron Medical Ltd. (the "Company") commenced its operations in July 2000. The Company and its subsidiaries (together "Group") are principally engaged in manufacture, research, development, marketing and sales worldwide, directly to end-users and also to distributors of advanced equipment for the aesthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners (the professional market).

The Company has wholly-owned subsidiaries in Israel, the United States, France, Germany, Spain, the United Kingdom, Swiss, Japan, Korea, Canada, Australia, Italy, Hong Kong and China. The majority Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

The Company generates revenues from sales of systems and from provision of services, extended warranty and consumables.

b.	Acquisitions and disposals:

1.	New Star Lasers, Inc., which conducts business as CoolTouch, Inc. ("Cooltouch" or "CT"):

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

2.	Syneron China:

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

In August 2012, the Company entered into a share transfer agreement with BAFM to acquire its equity interest (45%) in the JV for a total amount of $2,200. Consummation of the transaction was subject to certain closing conditions, including the approval of certain governmental authorities. At the closing, the Company deposited an amount of $1,760 in escrow and shall be released upon all closing conditions met. During 2013, the Company entered into an agreement to acquire the remaining equity interest (4%) in the JV for a total amount of $156. Approvals of local authorities were received during 2013. Syneron currently holds 100% of Syneron China outstanding shares. On May 2016, the escrow was released and an amount of $1,088 paid to non-controlling shareholders.

3.	Rakuto Bio Technologies Ltd. ("RBT"):

RBT is an Israeli company engaged in the development of new skin brightening treatments. RBT products are distributed through the Group.

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

The Company records the contingent consideration at fair value. Refer to Notes 2k and Note 4.

4.	Light Instruments Ltd. ("LI"):

On May 31, 2016, the Company signed a definitive agreement to sell its LI subsidiary for total consideration of approximately $ 5,850, subjects to certain post-closing adjustments and expenses. The Company recorded a net gain of $1,149 in the statements of operations under other expenses (income), net.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards and the investment in affiliated company. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values. Interest on deposits is recorded as financial income. As of December 31, 2016 and 2015, the Company held short-term interest bearing deposits with weighted average interest rates of 0.06%.

f.	Marketable securities:

Marketable securities consist primarily of government treasury bonds and corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date.  In accordance with ASC 320 "Investments- Debt and Equity Securities" (ASC320), the Company classifies all of its marketable debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)", in shareholders' equity.  Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income (expenses), net. The amortized cost of marketable debt securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired ("OTTI"), the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). The Company did not recognize OTTI impairment loss with respect to its marketable securities in 2016, 2015 and 2014.

g.	Derivatives and hedging activities:

The Company implemented the requirements of ASC 815, "Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheets at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualified as part of a hedging transaction and further, on the type of hedging transaction. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings.

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

The Company entered into forward contracts to hedge and protect against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels (NIS) during the year and for certain forecasted revenue transactions in currencies other than the U.S. dollar, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of the anticipated payroll of its Israeli employees denominated in NIS or revenues anticipated in currencies other than the U.S. dollar for a period of one to twelve months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change. As of December 31, 2016 and 2015, the Company had outstanding liabilities forward contracts that met the requirement for cash flow hedge accounting was $(4) and $(32), with a notional amount of $3,641 and $3,478, respectively, and outstanding option contracts with a notional amount of $5,105 and $8,477, respectively.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserve, for slow-moving items, is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products.

Cost is determined as follows:

Raw materials - on the basis of standard cost - which approximates actual cost on a first-in, first-out basis. The Company calculates at least on a quarterly basis the variance between an items' standard cost and the latest purchasing prices of those items; the variance is investigated; adjustments are made as necessary and have been included in cost of revenues.

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

When recorded, the reserves are intended to reduce the carrying value of inventory to its net realizable value. Inventory of $47,376 and $49,352 as of December 31, 2016 and 2015, respectively, is stated net of inventory reserves of $8,543 and $5,740, respectively. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those projected, additional inventory reserves may be required.

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

The Company's property and equipment and identifiable intangibles subject to amortization are reviewed for impairment in accordance with ASC 360, "Impairment or Disposal of Long-Lived Assets" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 8 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2016 no impairment charges were recorded related to intangible assets. During 2015 and 2014 the Company recorded impairment charges, related to intangible assets, in the amount of $3,289 and $1,705, respectively.

k.	Business combinations:

The Company accounts for business combinations in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

Contingent considerations to former owners agreed in a business combination, e.g, in the form of milestone payments upon the achievement of certain sales target, are recognized as liabilities at fair value as of the recognition date. Any subsequent changes in amounts recorded as liability are recognized in earnings in other expenses (income), net.

l.	Investment in affiliated company (non-marketable securities):

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

The Company applies ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, goodwill is not amortized but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. During the fourth quarter of 2015, the Company changed the date of its annual goodwill impairment test from June 30 to December 31.The Company determined December 31 as the date of the annual impairment test for each of its reporting units.

Starting January 1, 2014, the Company operates in one operating segment which is comprised of five reporting units. As of December 31, 2016 two of the reporting units include goodwill.

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

Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model.  The Company considers historical rates and current market conditions when determining the discounted and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.  As a result of the annual impairment test in 2016, no impairment loss was recorded. During 2015 the Company recorded goodwill impairment charges of $2,500 and $1,343 related to Cooltouch and RBT goodwill, respectively.  During 2014 the Company recorded goodwill impairment charge of $1,185 related to RBT goodwill. See also Note 10.

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

The timing for revenue recognition of the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer. Revenues from service contracts are recognized on a straight-line basis over the life of the related service contracts.

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

In respect of sale of systems with installation, in accordance with ASC 605, the Company has concluded that its arrangements are generally consistent with the indicators suggesting that installation is not essential to the functionality of the Company's systems. Accordingly, installation is considered inconsequential and perfunctory relative to the system, and therefore the Company recognizes revenue for the system and installation upon delivery to the customer in accordance with the agreement delivery terms once all other revenue recognition criteria have been met, and provides an accrual for installation costs as appropriate.

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

Accordingly, for such products and services the Company determined the fair value based on management's best estimate of the selling price which take into consideration several external and internal factors including, but not limited to, pricing practices (including discounts, margin objectives and consideration of the Company's pricing models) and go-to-market strategy. Those estimates are corroborated by normal expected margins depending on the product, region and type of customer (i.e., clinic or a distributor).

The Company sells deliverables of products and service which consist of a system, applicators, consumables (such as spare parts), and an extended warranty. Such deliverables can be delivered either in a bundled transaction or separately.

Typically, systems and applicators or related consumables are shipped and delivered at the same time while the extended warranty is provided subsequent to the expiration of the standard warranty period. In those circumstances when not all the products have been delivered, the Company has concluded that the delivered elements have standalone value as a pre-condition for recognizing revenues for the delivered elements. The threshold for recognizing such revenues would normally be the delivery of a system with the applicator providing the System with full functionality.

In certain cases, when product arrangements are bundled with extended warranty, the separation of the extended warranty falls under the scope of ASC 605- 20-25-1 through 25-6, and the price of the extended warranty stated in the agreement is deferred and recognized ratably over the extended warranty period which is typically between one year and three years.

The Company does not provide any performance, cancelation, termination or any refund type provisions to its customers, nor does it grant a right of return, for its products.
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

Diluted net income (loss) per share was determined by dividing net income (loss) by the diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of stock options, stock appreciation rights, and restricted share units based on the treasury stock method, in accordance with ASC, 260, "Earning Per Share".

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, marketable securities, trade receivables, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses, approximate fair value because of their generally short maturities.

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, investment in affiliated company (Iluminage Beauty), hedging contracts and contingent considerations which represent future amounts the Company may be required to pay in conjunction with various business combinations. Each reporting period, the Company revalues these contingent considerations and records increases or decreases in their fair value as an adjustment to contingent consideration within the consolidated statement of operations. Changes in the fair value of the contingent consideration can result from adjustments to the discount rates, the probability of achievement of any revenue milestones and due to discounting to present value each reporting date. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market. See also Note 4.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's equity interest in Iluminage Beauty was determined by the Company's Board of Directors after consideration of, among other things, a written report prepared by a third party appraisal firm which calculated fair value using the discounted cash flow and the OPM method, which uses significant unobservable inputs such as cash flows to be generated from the underlying investment and discounted at a weighted average cost of capital. Management considered the reasonableness of the assumptions, methodologies, analysis and conclusions set forth in the report. The Board of Directors and the management also considered other factors, including but not limited to consideration of external market conditions affecting the home use aesthetic industry, and Iluminage Beauty's projected results of operations and financial position. After deliberation, the Board of Directors and the management determined the fair market value of the Company's equity interest in Iluminage Beauty. As of December 31, 2016 and 2015, the fair value of Iluminage Beauty investment amounted to $15,730 and $19,800, respectively.

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

Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17 (see also Note 2ab).

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

401K profit sharing plans in US:

The company has two types of retirement plans in which US employees may participate:  Roth 401k plan which is a post-tax benefit offering and a retirement plan under Section 401(k) which is a pre-tax benefit offering.  Certain population of the Candela Corporation Inc.'s ("Candela") U.S. employees is eligible to participate in a defined contribution retirement plan (Plan). Participants in the Plan may elect to defer a portion of their pre-tax earnings into the Plan, which is run by an independent party. Employees also have the option to contribute to the ROTH 401k plan which is post tax. Contributions to the Plan are recorded as an expense in the consolidated statements of operations.

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

The total allowable company contribution is up to exceed 3%, provided an employee is contributes 6%. The employee contribution may be a combination of contribution(s) between the Roth 401k and Section 401k of IRS Code.  Contributions to a combination of the two options cannot exceed the Internal Revenue Service annual contribution limit.

Total contributions for the years ended December 31, 2016, 2015 and 2014 were $807, $594 and $621, respectively.

Severance pay in Israel:

The Company's liability for severance pay to its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or portion thereof. The Company's liability for all its Israeli employees is covered by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheets.

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

Most the Company's agreements with its employees in Israel are in accordance with Section 14 of the Israeli Severance Pay Law. Upon contribution of the full amount based on the employee's monthly salary, and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments are needed to be made by the Company to the employee; therefore, related assets and liabilities are not presented in the balance sheets.

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014 amounted to approximately $866, $870 and $875, respectively.

u.	Shipping and handling costs:

Shipping and handling costs, which amounted to $7,572, $7,162 and $6,783 for the years ended December 31, 2016, 2015 and 2014, respectively, are included in sales and marketing expenses in the consolidated statements of operations. Shipping and handling costs include all costs associated with the distribution of finished products, consumables and spare parts from the Company's point of manufacturing directly to customers and distributors.

v.	Advertising expenses:

Advertising expenses are charged to the statements of operations, as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 were $2,188, $2,281 and $2,331, respectively.

w.	Litigation reserves and legal expenses:

The Company reserves for liabilities related to litigation brought against the Company when the amount of the potential loss is probable and can be estimated. Because of the uncertainties related to an unfavorable outcome of litigation, and the amount and range of loss on pending litigation, management is often unable to make an accurate estimate of the liability that could result from an unfavorable outcome. As litigation progresses, the Company continues to assess its potential liability and revises its estimates accordingly. Estimates of litigation reserves are recorded in other accounts payable and accrued expenses line item in the consolidated balance sheets and changes in the litigation reserves are recorded under general and administrative expense line item in the statement of operations.

Legal expenses are charged to the statements of operations as incurred.

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

The majority of the Group' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a low risk. The short-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits.

The Company's marketable securities include investments in highly rated debentures of U.S. and Israeli, corporations and governmental bonds. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States and Canada.

Management believes that the Company's marketable securities portfolio represents a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

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

The following table provides details of the change in the Company's allowance for doubtful accounts:

	2016	2015	2014

Balance at the beginning of the year	$5,223	$5,970	$6,497
Charged to expenses, net of recoveries	1,136	728	1,233
Deconsolidation of subsidiary	(134)	-	-
Write-off	(132)	(1,663)	(1,514)
Translation differences	80	188	(246)

Balance at the end of the year	$6,173	$5,223	$5,970

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Warranty:

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

The following table provides details of the change in the Company's product warranty accrual:

	December 31,
	2016	2015	2014

Balance at the beginning of the year	$8,049	$7,467	$6,981
Warranty provision related to acquisitions	-	-	50
Warranty provision related to the deconsolidation of subsidiary	(400)	-	-
Charged to costs and expenses relating to new sales	11,914	11,433	9,126
Costs of product warranty claims	(10,210)	(10,779)	(8,501)
Translation differences	(50)	(72)	(189)

Balance at the end of the year	$9,303	$8,049	$7,467

z.	Comprehensive income (loss):

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

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. The Company has not yet selected a transition method. The Company is still finalizing the analysis to quantify the adoption impact of the provisions of the new standard. The FASB has issued, and may issue in the future, interpretive guidance which may cause the Company's evaluation to change. Management believes that the Company is following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for the Company in the first quarter of 2019. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for employee share-based payments including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This ASU will be effective for the Company in the first quarter of 2017. The Company is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which intends to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2018. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In January 2017, the FASB issued ASU "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 will simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. ASU 2017-04 would require applying a one-step quantitative test and recording the amount of goodwill impairment as the excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 does not amend the optional qualitative assessment of goodwill impairment. The amendments in ASU 2017-04 are effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the standard on its future financial statements and disclosures.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Money market funds	$1,990	$-	$-	$1,990

Available-for-sale - matures within one year:
Corporate debentures - fixed interest rate	7,713	3	(6)	7,710

	7,713	3	(6)	7,710

Available-for-sale - matures after one year through three years:
Corporate debentures - fixed interest rate	16,866	2	(148)	16,720

	16,866	2	(148)	16,720

Available-for-sale - matures after three years through five years:
Corporate debentures - fixed interest rate	2,963	-	(44)	2,919

	2,963	-	(44)	2,919

	$29,532	$5	$(198)	$29,339

Reclassification of certain securities to long-term				18,522

				$10,817

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

				$14,274

The table below presents the fair value of investments in available-for-sale securities that have been in an unrealized loss position as of December 31, 2016 and 2015 and the length of time that those investments have been in a continuous loss position:

	December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$16,620	$185	$6,827	$13	$23,447	$198

	$16,620	$185	$6,827	$13	$23,447	$198

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$12,274	$49	$8,333	$32	$20,607	$81
Certificate of deposit	455	-	1,229	2	1,684	2

	$12,729	$49	$9,562	$34	$22,291	$83

As of December 31, 2016 and 2015, there were 46 and 62 securities in a loss position, respectively.

For the years ended December 31, 2016, 2015 and 2014, the Company recognized gross realized gains of $1, $2 and $31, respectively, and gross realized losses of $20, $13 and $153, respectively. The Company determines realized gains or losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of financial income (expenses), net, in the Company's consolidated statements of operations.

NOTE 4:-	FAIR VALUE MEASUREMENT

The Company measures its marketable securities, foreign currency derivative contracts, investment in affiliated company (Iluminage Beauty Ltd.) and acquisition related contingent considerations at fair value. Marketable securities are classified within Level 1 or Level 2. This is because marketable securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts that are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investment in Iluminage Beauty Ltd. and liabilities with respect to contingent considerations are classified within Level 3 because these assets and liabilities are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$27,349	$-	$27,349
Money markets funds	1,990	-	-	1,990
Foreign currency derivatives	-	569	-	569
Investment in affiliated company	-	-	15,730	15,730

Total	$1,990	$27,918	$15,730	$45,638

Liabilities:
Foreign currency derivatives	$-	$4	$-	$4

Total	$-	$4	$-	$4

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Corporate debentures	$-	$24,398	$-	$24,398
Government sponsored enterprises	-	2,091	-	2,091
Money markets funds	3,480	-	-	3,480
Investment in affiliated company	-	-	19,800	19,800

Total	$3,480	$26,489	$19,800	$49,769

Liabilities:
Foreign currency derivatives	$-	$32	$-	$32
Contingent consideration	-	-	878	878

Total	$-	$32	$878	$910

The tables below present the changes in Level 3 and the investment in Iluminage Beauty measured on a recurring basis:

	December 31,
	2016	2015

Iluminage Beauty:
Fair value at the beginning of the year	$19,800	$20,130
Investment during the year	2,940	-
Changes in the fair value included in earnings	(7,010)	(330)

Fair value at the end of the year	$15,730	$19,800

The fair value of the Company equity interest in Iluminage Beauty (see Note 7) was calculated by the Company using the discounted cash flow and the Option Pricing Model method (OPM), which uses significant unobservable inputs such as cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital of 20% and 21% for 2016 and 2015, respectively.

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

The table below presents the changes in Level 3 contingent consideration obligations measured on a recurring basis and related to business combinations of Cooltouch in March 2014 and RBT investment in May 2012:

	December 31,
	2016	2015

Fair value at the beginning of the year	$878	$4,983
Changes in the fair value of contingent consideration in RBT and Cooltouch, net	(878)	(4,105)

Fair value at the end of the year	$-	$878

The fair value of the contingent consideration related to the investment in RBT was $0 and $878 as of December 31, 2016 and 2015, respectively.

The fair value of the contingent consideration related to the investment in RBT was based on management's analysis, forecasts and estimates, regarding the probability that the revenues milestone will be achieved until 2018 and the Company will be required to pay the contingent consideration. The Company recorded a net income of $878 and $4,005 in 2016 and 2015 respectively, due to changes in fair value resulting from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. The Company performed a fair value valuation of RBT reporting unit and of the contingent consideration at each reporting date. The valuation was approved by the Company's Audit Committee and Board of Directors after consideration of, among other things, a valuation report prepared by a third party appraisal firm. The valuation calculated by using the discounted projected performance of RBT reporting unit, which uses significant unobservable inputs, such as operating profit (loss) and revenue, discounted at a weighted average cost of capital of 17% for 2015 and 2016. In estimating the projected performance of RBT reporting unit, various assumptions were made based on the Company expectations, market research, historical results and growth and knowledge of the industry.

The fair value of the contingent consideration related to the investment in Cooltouch was $0 as of December 31, 2016 and 2015. The Company estimated the fair value of the contingent consideration using Monte Carlo simulation with a discounted rate of 16% and based on various probabilities for Cooltouch to meet the net revenues milestone until December 31, 2016 (refer to Note 1b1 for further details). On December 31, 2016 and December 31, 2015, the net revenue milestone for the payments of the $2,000, per each year, was not achieved and no payments to Cooltouch's shareholders were due. The Company recorded a net income of $100 in 2015 due to changes in fair value resulting from several factors including changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria. During 2016 the contractual contingent was expired without requiring payment of the contingent consideration.

Changes in the contingent consideration are recorded in the statements of operations under other expenses (income), net.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENT (Cont.)

Assets measured at fair value on a nonrecurring basis:

Level 3 assets measured on a nonrecurring basis at December 31, 2016 and 2015 consisted of intangible assets and goodwill. As of December 31, 2015, certain intangible assets and goodwill were written down to their estimated fair values of $2,937, resulting in an impairment charge of  $7,132, respectively. (See also Notes 9, 10 and 17).

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Prepaid expenses and advanced payments	$4,928	$5,407
Government authorities	4,388	4,695
Derivative instruments	565	-
Deposits with escrow agent (see also Note 1b2 and 1b4)	585	1,760
Other receivables	2,121	576

	$12,587	$12,438

NOTE 6:-	INVENTORIES

	December 31,
	2016	2015

Raw materials	$21,462	$14,190
Work in process	3,437	991
Finished products	22,477	34,171

	$47,376	$49,352

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENT IN AFFILIATED COMPANY

On November 11, 2013, Syneron and Unilever Ventures signed a definitive agreement to form a joint venture in home beauty devices: "Iluminage Beauty". Pursuant to the agreement, which closed on December 9, 2013, Syneron sold and transferred its Syneron Beauty subsidiary to Iluminage Beauty. At the same time, Unilever Ventures, the venture capital and private equity arm of Unilever, undertook to invest $25,000 in Iluminage Beauty, and Unilever sold and transferred its luxury beauty subsidiary Iluminage to the joint venture. Unilever Ventures holds 51% of Iluminage Beauty shares (representing 100% of Iluminage Beauty preferred shares), and Syneron Medical retains the remaining 49% (representing 100% of Iluminage Beauty common shares). The Company determined at the formation of Iluminage Beauty and at the end of the reporting period, that Iluminage Beauty is neither a variable interest entity nor the primary beneficiary and it is not required to consolidate Iluminage Beauty under the voting models.

Investment in Iluminage Beauty is based on the fair value method. During 2016 the Company recorded a loss in the amount of $7,010 due to changes in the fair value of its investment. Refer to Notes 4 and 17 for further details.

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	$25,445	$20,036
Leasehold improvements	5,424	3,386
Office furniture and equipment	3,407	2,617

	34,276	26,039
Accumulated depreciation:

Computers, software, manufacturing, laboratory equipment and demonstration equipment	16,508	12,765
Leasehold improvements	2,442	1,961
Office furniture and equipment	2,797	1,490

	21,747	16,216

Depreciated cost	$12,529	$9,823

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 were $4,119, $3,249 and $2,746, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET (Cont.)

In 2014, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to ASC 350-40 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As of December 31, 2015, the Company capitalized an amount of $3,774, which is included in "Computers, software, manufacturing, laboratory equipment and demonstration equipment". In 2016, the Company did not capitalize Computer Software Developed costs.

NOTE 9:-	INTANGIBLE ASSETS, NET

	Weighted average useful life	December 31,
	(years)	2016	2015
Original cost:

Developed technologies (1,2,3)	6.8	$27,827	$27,677
Trade name (2)	6.8	3,930	3,930
Customer relationships (2)	8.0	10,773	10,773
Other	-	3,989	3,989

		46,519	46,369
Accumulated amortization:

Developed technologies		21,146	17,673
Trade name		2,389	1,984
Customer relationships		10,479	10,029
Other		3,989	3,989

		38,003	33,675

Amortized cost		$8,516	$12,694

(1)
During the years ended December 31, 2016 and 2015 the Company recorded impairment charges in the total amount of $0 and $3,289, respectively. A $176 impairment charge was attributed to developed technology and $3,113 impairment charge was attributed to customer relationship in 2015.

(2)	Upon the acquisition of Cooltouch the Company recorded original amounts of $4,150, $2,400 and $630 of customer relationships, developed technologies and trade name, respectively. Refer to note 1b1.

(3)
On November 20, 2014 the Company entered into an asset purchase agreement with Orscan Technologies Ltd. ("Orscan"). According to the agreement the Company recorded a developed technology in the amount of $600 in 2014 and additional $150 in 2016.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

During 2016, 2015 and 2014, the Company recorded amortization expenses in the amount of $4,328, $5,716 and $5,816, respectively. The annual amortization expense relating to intangible assets as of December 31, 2016 is estimated to be as follows:

2017	3,461
2018	2,394
2019	1,991
2020	576
2021 and thereafter	94

Total	8,516

NOTE 10:-     GOODWILL

a.	Changes in goodwill for the years ended December 31, 2016 and 2015, by reporting units are as follows:

	Syneron *)	LI	RBT	CT	Total
As of January 1, 2015:
Goodwill	$15,321	$3,184	$2,528	$5,437	$26,470
Accumulated impairment losses	-	-	(1,185)	-	(1,185)

	15,321	3,184	1,343	5,437	25,285

Acquisitions and others	-	-	-	-	-
Impairment losses	-	-	(1,343)	(2,500)	(3,843)

As of December 31, 2015:
Goodwill	15,321	3,184	2,528	5,437	26,470
Accumulated impairment losses	-	-	(2,528)	(2,500)	(5,028)

	15,321	3,184	-	2,937	21,442
Acquisitions and others	-	-	-	-	-
Deconsolidation of subsidiary	-	(3,184)	-	-	(3,184)
Impairment losses	-	-	-	-	-

As of December 31, 2016:
Goodwill	15,321	-	2,528	5,437	23,286
Accumulated impairment losses	-	-	(2,528)	(2,500)	(5,028)

	$15,321	$-	$-	$2,937	$18,258

*) Syneron reporting unit includes goodwill attributed to the acquisitions of UltraShape Ltd., Primaeva Medical Inc., Inlight Corp. and Traspharma.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     GOODWILL (Cont.)

b.	Impairment of goodwill and intangibles related to Cooltouch:

An agreement termination with Cooltouch's strategic Original Equipment Manufacturer (OEM) customer, as well as other elements that were reflected in the reduction of Cooltouch's revenues and operating results in 2015 compared to the forecasted projection, were considered by the Company's management as indicators of potential impairment of Cooltouch's intangible assets and goodwill. These indicators led the Company to evaluate the value of Cooltouch's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360. The projected undiscounted cash flows indicated that the carrying amount of the customer relationship assets deemed to be impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the customer relationship using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 3,113 in 2015. In addition to the above mentioned and in accordance with ASC 350, the Company recorded goodwill impairment loss of $ 2,500 in 2015, attributed to Cooltouch reporting unit. During 2016 no impairment losses were recorded.

The material assumptions used for the income approach for 2016 and 2015 were seven (7) years of projected cash flows, a long-term growth rate of 3% and a discount rate of 20% and 21% for 2016 and 2015, respectively.

c.	Impairment of goodwill and intangibles related to RBT:

During 2014, RBT's management reorganized its strategy to focus mainly on the North American market, which led to a termination of a main distributor agreement in the Asia market. The discontinuing of that distributor led to a significant decrease in RBT's revenue, while the plan to increase revenues from the North American market did not succeed as expected. These reasons, led the Company to record an impairment loss of RBT's reporting unit goodwill and intangible in the amount of $1,185 and $ $990, respectively.

During 2015, the continued operational weakness of RBT, along with uncertainties regarding the future distribution of RBT's products worldwide due to the discontinuing of an agreement with the distributor in China and its failure to penetrate other Asian markets, were strong factor in management's decision to minimize the investment and business support and were reflected in the reduction of RBT's revenues and operational results in 2015, as compared to the forecasted projections in 2014. As a result of the continued unexpected weakness mentioned above, the Company recorded an impairment loss of RBT's reporting unit goodwill and intangible in the amount of $1,343 and $176, respectively.

The projected undiscounted cash flows indicated that the carrying amount of the developed technology assets deemed to be impaired. To assess the amount of the impairment, the Company estimated the fair value of the developed technology using the discounted cash flow method. The material assumptions used for the income approach for 2015 and 2014 were five (5) years of projected cash flows, a long-term growth rate of 3% and a discount rate of 17%.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2016:

	Unrealized gains (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges (*)	Foreign currency translation adjustments	Total

Beginning balance	$(57)	$(32)	$(7,469)	$(7,558)
Other comprehensive income (loss) before reclassifications	(156)	66	(562)	(652)
Amounts reclassified from accumulated other comprehensive income (loss)	20	(38)	-	(18)
Net current period other comprehensive income (loss)	(136)	28	(562)	(670)

Ending balance	$(193)	$(4)	$(8,031)	$(8,228)

*)	Refer to Note 14 for the affected line item in the statement of operations.

NOTE 12:-	DEFERRED REVENUES

The Company offers extended warranty contracts, generally for periods of one to three years after the standard warranty period has expired. The Company recognizes extended warranty contract revenue ratably over the life of the contract.

The following table reflects changes in the Company's deferred revenue during the years ended December 31:

	December 31,
	2016	2015

Balance at the beginning of the year	$15,876	$17,836
Deferral of new sales	28,628	22,616
Recognition of previously deferred revenues	(28,635)	(24,341)
Translation differences	(92)	(235)

Balance at the end of the year	$15,777	$15,876

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2015

Warranty accruals	$7,509	$7,188
Accrued expenses	7,416	8,099
Accrued commissions	4,452	5,309
Employees and related expenses	7,395	7,874
Tax authorities	2,204	7,846

	$28,976	$36,316

NOTE 14:-	DERIVATIVE INSTRUMENTS

The fair values of outstanding derivative instruments were as follows:

		Fair value of derivative instruments
		December 31,
	Balance sheets	2016	2015
Derivatives designated and qualified as cash flow hedging instruments:
Foreign exchange contracts	Other account payables and accrued expenses	$4	$32

Total derivatives designated as hedging instruments		$4	$32

The effect of derivative instruments in cash flow hedging relationships in the statement of operations and other comprehensive income (loss) (OCI) is summarized below:

	Amount of gain (loss) recognized in accumulated OCI (effective portion)
	Year ended December 31,
	2016	2015	2014

Foreign exchange contracts	$66	$124	$(33)

Total	$66	$124	$(33)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
	Year ended December 31,
Statements of operations	2016	2015	2014

Revenues	$-	$211	$105
Operating expenses	38	(171)	(68)

Total	$38	$40	$37

	Gain (loss) recognized in income on derivatives
		December 31,
	Statements of operations	2016	2015	2014
Derivatives not designated as hedging instruments:
Foreign exchange contracts	Financial income (expenses), net	$87	$(15)	$45

Total		$87	$(15)	$45

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Royalties:

1.
In June 2004, the Company entered into an agreement effective from December 1, 2003 until December 1, 2021, for using the know-how of Tensor Technologies LLC ("Tensor"). For the usage of the know-how, the Company is obligated to pay royalties, at a rate of 4.5%, on sales of certain products to its distributors and subsidiaries.

Royalty expenses amounting to $834, $879 and $933 for the years ended December 31, 2016, 2015 and 2014, respectively, were recorded as part of cost of revenues.

2.
In August 2005, Candela entered into an agreement with the Regents of the University of California ("Regents") for exclusive license rights to the Dynamic Cooling Device ("DCD"), subject to certain limited license rights of Cooltouch, in the following fields of use: procedures that involve skin resurfacing and rejuvenation, vascular skin lesions, and laser hair removal. Cooltouch, obtained a license to the DCD on a co-exclusive basis with the Company, in certain narrower fields of use.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Candela's agreement with the Regents called for an annual license fee, for calendar years up to 2015 of $150. The multi-year annual fee of $300 was paid to the Regents in a lump sum of $3,000 and is being amortized over the remaining life of the patent agreement. As of December 31, 2015, and 2014, the unamortized portion of the license fee payment was recorded in other receivables in the amount of $0 and $150, respectively.

In addition, Candela's agreement with the Regents called for a minimum annual royalty obligation of $750. Candela's royalty obligation was 3% up to a certain level ("Net Sale Rate") of net sales and 2% above the Net Sale Rate.

Royalty expenses and license fees amounted to $750, $2,060 and $2,508 for the years ended December 31, 2016, 2015 and 2014, respectively. The royalty and the amortization of the annual license fee payment are recorded as part of cost of revenues.

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

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements as of December 31, 2016, are as follows:

Year ended December 31,

2017	5,392
2018	3,561
2019	2,729
2020	1,543
2021 and thereafter	2,127

15,352

Rent expenses amounted to $4,360, $3,639 and $3,433 for the years ended December 31, 2016, 2015 and 2014, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Legal claims:

1.
An action against Syneron, Inc. was commenced in New York state court on October 25, 2010 by a plaintiff related to alleged injury received while undergoing a procedure performed in January 2009 with a Triniti E-Max machine. Plaintiff alleged negligent misrepresentation, negligence, and product liability with respect to Syneron, Inc. and the "Triniti E-Max-Laser/facial laser treatment" and sought $2,000 in damages. In March 2014, the parties agreed to settle the matter in a the total amount of $430, of which $154 was paid in full by Syneron's insurer, and certain medical provider co-defendants paid the remainder.

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

3.
In November 2011, Estetitek S. de R.L. de C.V. (Estetitek), a Mexican distributor, filed a complaint with the arbitrator in Israel according to an arbitration clause in the distribution agreement entered into between the parties in 2006. Estetitek argues that Syneron breached the distribution agreement when it decided to cease selling products to Estetitek. Estetitek asks for compensation for the loss of profit caused to it by the failure to fulfill the distribution agreement in the amount of $1,700, and compensation for the damage to its reputation in the amount of $500. Following mediation in January 2016, a settlement agreement was reached between the parties, according to which both parties withdrew their claims and Estetitek paid Syneron $100.

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

The Company is vigorously defending itself in this matter. Following evidentiary hearings, written summations were submitted by the applicant and the Company in September 2015 and February 2016, respectively. The Company, based on its legal advisors advice, assessed that contingent losses related with this case are reasonably possible and the amount cannot be reasonably estimated, pursuant to ASC 450, and an accrual has not been recorded for the loss contingencies.

5.
On November 9, 2015, Air Liquide Healthcare America Corp. ("Air Liquide") filed suit against the Company in the United States District Court for the District of Massachusetts. On December 1, 2015, Air Liquide filed an Amended Complaint, which also added claims against another party.  Air Liquide alleges that the Company improperly terminated a June 2011 Supply Agreement (as amended in September 2013) the ("Supply Agreement"), which required the Company to purchase certain materials exclusively from Air Liquide through June 1, 2021. Air Liquide claims, among other things, that the Company did not have valid grounds for termination.  Air Liquide's Amended Complaint asserts claims for breach of contract, breach of the duty of good faith and fair dealing, violation of Massachusetts General Law Chapter 93A, defamation and unjust enrichment. Air Liquide seeks unspecified damages for the lost revenue, as well as treble damages and attorneys' fees. On December 30, 2015, the Company moved to dismiss the Amended Complaint because, inter alia, Air Liquide did not comply with alternative dispute resolution requirements in the Supply Agreement.

Alternatively, the Company moved to dismiss all counts of the Amended Complaint directed at the Company other than the breach of contract claims, because the allegations did not support those claims. Air Liquide opposed the motion and it remains pending.

The Company, based on its legal advisors advice, assessed that contingent losses related with this case are reasonably possible and that the amount cannot be reasonably estimated, pursuant to ASC 450, and accordingly an accrual has not been recorded for the loss contingencies.

6.
From time to time, the Company is party to various legal proceedings incidental to its business. As of December 31, 2016, the Company has accrued a total amount of $334 which it deems sufficient to cover probable losses from legal proceedings and threatened litigation. During the year ended December 31, 2016 and 2015 the Company settled various legal claims and paid an amount of approximately $347 and $465 respectively.

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

Following approval by the Company’s Compensation Committee and Board of Directors on November 7, 2016, the 2014 Plans were amended to add 200,000 additional shares to the pool of shares available for equity incentive awards, which increase was effectuated under the Nasdaq Foreign Private Issuer Exemption (the “FPI Exemption”).

As of December 31, 2016, options to purchase 441,500 ordinary shares were available for future grants under the 2014 Plans.

Under the 2014 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed ten years. Options granted under the 2014 Plans vest over a period of three to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. In addition to granting stock options, the Company granted also Restricted Stock Units (RSUs) under the 2014 Plans to its board members. RSUs vest over a period of employment of up to four years.

Upon vesting, the RSU beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSUs that are cancelled or forfeited become available for future grants.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-      EQUITY (Cont.)

c.
The following is a summary of activities relating to the Company's stock options and Stock Appreciation Rights (SAR) granted to employees and directors among the Company's various plans during the year ended December 31, 2016:

	Number	Weighted average exercise	Aggregate intrinsic value
	of options	price	(in thousands)

Outstanding at beginning of year	4,496,769	11.45	-
Granted	1,592,450	7.12	-
Exercised	-	-	-
Forfeited	(878,761)	14.28	-

Outstanding at end of year	5,210,458	9.27	2,330

Exercisable options at end of year	3,053,031	7.35	554

Vested and expected to vest	5,014,376	10.23	2,213

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2016 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amounts changes based on the fair market value of the Company's ordinary shares.

The following table summarizes the RSUs activity for the year ended December 31, 2016:

		Fair
	Number	value at
	of RSUs	grant date

Non-vested at January 1, 2016	16,500	$11.47
Granted	226,000	$7.25
Vested	(11,500)	$11.47
Forfeited	-	-

Non-vested at December 31, 2016	231,000	$7.25

The fair value of non-vested RSUs is determined based on the closing trading price of the Company's shares on the grant date. The weighted-average grant-date fair value of RSUs granted during the years 2016, 2015 and 2014, was $7.25, $0 and $10.34, respectively.

The total fair value of RSU's vested during the year ended December 31, 2016 was $132.

Aggregate intrinsic value, at the date of exercise, of options, SAR's and RSU's that were exercised during the years ended on December 31, 2016, 2015 and 2014 was $129, $841 and $247, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-      EQUITY (Cont.)

The options and SAR's outstanding as of December 31, 2016, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price

$1.41	32,144	2.05	1.41	32,144	2.05	1.41
$4.81	27,083	2.62	4.81	27,083	2.62	4.81
$6.30-11.95	4,781,231	4.56	9.11	2,711,926	3.53	9.88
$12.09-14.10	370,000	3.62	12.38	281,878	3.43	12.41

$1.41-14.10	5,210,458	4.47	9.27	3,053,031	3.49	7.35

The weighted average fair values of options granted (including those granted to non-employees but excluding RSUs) during the years ended December 31, 2016, 2015 and 2014 were:

	Year ended December 31,
	2016	2015	2014

Weighted average exercise prices	$7.12	$10.85	$10.81

Weighted average fair value on grant date	$2.54	$3.59	$4.02

The weighted average estimated fair value of employee stock options granted during the years ended December 31, 2016, 2015 and 2014 was calculated using the binomial model with the following weighted-average assumptions:

	Year ended December 31,
	2016	2015	2014

Volatility	39.5%	35%	38.5%
Risk-free interest rate	1.06%	1.18%	1.65%
Dividend yield	0.00%	0.00%	0.00%
Post-vesting forfeiture rate	4.0%	5.56%	5.56%
Suboptimal exercise factor	2.0	2.0	2.0
Contractual life (in years)	7-10	7-10	7-10

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

The total equity-based compensation expense recognized for the years ended December 31, 2016, 2015 and 2014, was comprised as follows:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$160	$197	$160
Research and development	341	332	370
Sales and marketing	1,227	1,284	1,093
General and administrative	1,983	1,962	2,077

Total equity-based compensation expense before taxes	$3,711	$3,775	$3,700

As of December 31, 2016, there was $5,927 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 1.45 years.

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

e.	Repurchase of Shares

On December 1, 2014, the Company Board of Directors approved a share repurchase program of up to $20,000 of Syneron's ordinary shares. Under the program, ordinary shares may be repurchased from time to time through open market transactions, block purchases, or private transactions in accordance with applicable regulatory requirements. The timing of purchases and the number of shares to be purchased will depend on market conditions and other factors. The program does not obligate the Company to acquire any specific number of shares and may be discontinued at any time. The Company intends to fund any share repurchases with currently available working capital. During 2016, the Company repurchased 563,642 ordinary shares at an average price of $6.96 for an aggregate purchase price of $3,925 and completed a total share repurchase of $20,000 of Syneron's ordinary shares as approved by the Company's Board of Directors. Total consideration for the purchase of these ordinary shares was recorded as treasury shares, at cost, as part of shareholders' equity.

NOTE 17:-      OTHER EXPENSES (INCOME), NET

	Year ended December 31,
	2016	2015	2014

Impairment of intangibles assets (see also Note 9)	$-	$3,289	$1,705
Changes in the fair value contingent consideration	(878)	(4,105)	(3,012)
Gain from deconsolidation of subsidiary (*)	(1,149)	-	-
Changes in the fair value of investment in affiliated company (**)	7,010	330	4,590
Other	-	(427)	-

Total	$4,983	$(913)	$3,283

(*)	On May 31, 2016, the Company signed a definitive agreement to sell its LI subsidiary. Accordingly, on the deconsolidation date the Company recorded a gain of $1,149.

(**)
During 2016, 2015 and 2014, the Company recorded a loss in the amount of $7,010, $330 and $4,590 respectively, due to changes in the fair value of its investment in Iluminage Beauty.  Refer to Notes 4 and 7 for further details.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-      INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Company is subject to a corporate tax rate as follow: 2014 and 2015 - 26.5% and 2016 – 25%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, the Company is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law):

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

Out of the Company's retained earnings as of December 31, 2016, approximately $223,091 is tax-exempt earnings attributable to its Approved Enterprise and Privileged Enterprise program. The tax-exempt income attributable to the Approved and Privileged Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If dividends are distributed out of tax-exempt profits, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the "alternative benefits track".

On October 27, 2013, the Company agreed to pay to the Israeli Tax Authority approximately $4,000 to free up "trapped profits" in accordance with the Trapped Profits Law. This payment gives the Company flexibility to perform certain future business transactions which apply to profits derived from "Approved Enterprise" or "Privileged Enterprise", up to a limit of approximately $58,172, without incurring any additional Israeli tax.

As of December 31, 2016, if the income attributed to the Approved Enterprise and Privileged Enterprise is distributed as a dividend, the Company will incur a tax liability of approximately up to $59,340, excluding approximately $4,000 that was paid in accordance to the Trapped Profit Low, as mentioned above. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

Income from sources other than the "Approved Enterprise" and/or "Privileged Enterprise" is subject to tax at regular Israeli corporate tax rate state above.

4.	Amendments to the Law:

In January 2011, the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment") was enacted. The Amendment prescribes, among others, amendments to the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income under its status as a preferred company with a preferred enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates, as detailed below.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%). As for changes in tax rates resulting from the enactment of Amendment 73 to the Law, see below.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

The Company has evaluated the effect on its financial statements of the transition to the preferred enterprise tax track, and as of the date of the approval of the financial statements, the Company believes that it will not transition to the preferred enterprise tax track. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2016. The Company's position may change in the future.

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate

Australia	30%
Canada (*)	15%
China	25%
Germany	27%
Hong Kong	16.5%
Japan	35.6%
Spain	25%
United States (*)	35%

(*)	Federal

c.	Deferred taxes:

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015

Net operating loss carryforward	$20,859	$34,688
Tax credits	8,040	9,184
Capital losses carryforward (1)	18,797	17,045
Bad debt reserve	1,407	901
Deferred revenues	1,714	1,656
Accrued warranty reserve	1,497	1,529
Inventory reserve	1,017	727
Intangible assets – patents	808	846
Other temporary differences	6,222	6,207

Total deferred tax asset before valuation allowance	60,361	72,783

Valuation allowance	(40,482)	(49,222)

Total deferred tax asset	19,879	23,561

Deferred tax liability in respect of intangible assets acquired	(2,239)	(3,198)

Total deferred tax liability	(2,239)	(3,198)

Net deferred tax asset	$17,640	$20,363

(1)
The Company has capital loss carryforwards resulting mainly from the difference between the reporting currency and the tax basis of the investments in marketable securities and from sale of subsidiaries. The Company recorded a full valuation allowance regarding to its capital loss carryforwards.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

At December 31, 2016, the Company's U.S. subsidiaries had cumulative net operating losses (NOL) for US federal and state income tax return purposes of $46,308 and $38,766 respectively. The federal NOL carryforwards expire between 2025 and 2033. The state NOL carryforwards begin to expire in 2017. The federal and state NOL carryforwards for tax return purposes are $35,747 greater than their NOL for financial reporting purposes due to unrecognized tax benefits and excess tax benefits. Excess tax benefits related to option exercises cannot be recognized until realized through a reduction of current taxes payable.

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

The Company has available Israeli carryforward capital tax losses of $67,772 and $52,212 in 2016 and 2015, respectively. The Company has Israeli available carryforward net operating tax losses of $69,730 and $95,854 in 2016 and 2015, respectively to offset against future tax profits for an indefinite period.

At December 31, 2016, the Company's U.S. subsidiaries had available federal research and development (R&D) tax credit carryforwards of approximately $2,331 expiring between 2023 and 2036, capital loss carryforwards of $9,169 expiring in 2017, and alternative minimum tax credits of approximately $1,370 with an unlimited carryforward period. The Company also had available state R&D tax credits of approximately $1,325. Federal and state R&D credit carryforwards for tax return purposes are $482 greater than their federal and state R&D credit carryforwards for financial reporting purposes due to unrecognized tax benefits.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax assets will not be realized. The Company evaluated the net deferred tax assets for each separate tax entity. For certain entities, the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets. Based on a consideration of these factors, the Company has established a valuation allowance of $40,482 and $49,222 at December 31, 2016 and 2015, respectively. The Company's estimate of future book-taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs").

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

No amount for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because the Company considers the approximate $53,679 of accumulated foreign earnings to be indefinitely reinvested. The Company expects existing domestic cash and short-term investments and cash flows from operations to continue to be sufficient to fund the operating activities and cash commitments for investing and financing activities, and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. Determination of the amount of income tax liability that would be incurred is not practicable.

d.   Tax contingencies for unrecognized tax benefits:

The changes to unrecognized tax benefits from January 1, 2015 through December 31, 2016, were as follows:

Gross tax liabilities at January 1, 2015	$1,875

Additions based on tax positions related to the current year	187
Additions for tax positions of prior years	-
Reductions for positions of prior years due to lapse of statute of limitation	(66)

Gross tax liabilities at December 31, 2015	1,996

Additions based on tax positions related to the current year	33
Additions for tax positions of prior years	-
Reductions for positions of prior years due to lapse of statute of limitation	(150)

Gross tax liabilities at December 31, 2016	1,879

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is included in the balance of tax contingencies for uncertain tax positions at December 31, 2016 was approximately $1,992 of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate. The unrecognized tax benefits and interest are recorded in net deferred taxes assets and long-term obligations on the balance sheets.

The liability for unrecognized tax benefits as of December 31, 2016 and 2015 included accrued interest of $113 and $184, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2016:

Israel	-	2012 - present
United States	-	2012 - present
Australia	-	2011 - present
Germany	-	2012 - present
Canada	-	2012 - present
Japan	-	2016
Switzerland	-	2015 - present
Spain	-	2012 - present

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2016	2015	2014

Domestic	$(13,600)	$(15,013)	$(9,759)
Foreign	17,592	8,721	6,854

	$3,992	$(6,292)	$(2,905)

f.	Taxes on income:

Current taxes:
Domestic	$-	$187	$1,385
Foreign	938	1,656	1,886

	938	1,843	3,271
Deferred taxes:
Domestic	-	-	96
Foreign	2,875	(1,795)	(1,072)

	2,875	(1,795)	(976)

Taxes on income	$3,813	$48	$2,295

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	INCOME TAXES (Cont.)

g.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of operations is as follows:

	Year ended December 31,
	2016	2015	2014

Income (loss) before taxes on income	$3,992	$(6,292)	$(2,905)

Statutory tax rate in Israel	25.0%	26.5%	26.5%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$998	$(1,667)	$(770)
Difference in basis of measurement for tax purpose	4,393	(1,938)	4,853
Change in valuation allowance, net	(8,740)	3,484	(6,784)
Non-deductible stock-based compensation	920	1,001	1,215
Non-deductible expenses	675	106	355
State deferred taxes	252	253	174

Difference and changes in tax rates (*)	5,612	(1,846)	658
Tax contingencies	(163)	131	60
Tax credits	324	82	(491)
Impairment charges	-	840	1,216
Withholding taxes	-	-	1,386
Return to provision	56	(443)	227
Other	(514)	45	196

Actual tax expense	$3,813	$48	$2,295

(*) Mainly resulting from the Legislative Amendments described in note 18a1 which reduces the corporate income tax rate from 26.5% to 23% effective from January 1, 2018. The major change in 2016 is due to the NOLs in Israel for which the Company provided a valuation allowance.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-      INANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014
Income:

Interest on cash equivalents	$15	$88	$24
Gain and interest on available-for-sale marketable securities, net	320	386	528
Foreign currency translation adjustments, net	648	-	-
Interest on bank deposits	-	82	77

Expenses:

Interest on short-term credit and bank commissions	(219)	-	(68)
Foreign currency translation adjustments, net	-	(389)	(1,249)

	$764	$167	$(688)

NOTE 20:-      GEOGRAPHIC INFORMATION

a.
General:

The Company operates in one reportable segment. The Company's chief operating decision-maker (CODM) is a combination of both its Chief Executive Officer and its Chief Financial Officer, who evaluates the Company's performance and allocates resources based on the Company’s business results. The CODM uses one measurement of profitability and does not segregate its business for internal reporting.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-      GEOGRAPHIC INFORMATION (Cont.)

b.
The Company provides one group of similar products and services to its customers. The Company considers its products to be a group of similar products since each product in the Company's portfolio has similar characteristics, including the fact that they are used by customers to perform a comprehensive aesthetic service, are sold to similar classes of customers and have similar production processes and are subject to similar degrees of economic risks and uncertainties. Additionally, all of the products are physically-tested in the Company's manufacturing process and are each controlled by similar launch processes.

c.	Financial data relating to geographic areas:

The Company's total revenues are attributed to geographic areas based on the location of the end customer.

The following table presents total revenues and long lived assets for the years ended December 31, 2016, 2015 and 2014. Other than as shown, no foreign country contributed materially to revenues or long-lived assets for these periods.

	2016		2015		2014
	Total revenue	Long-lived assets	Total revenue	Long-lived assets	Total revenue	Long-lived assets

North America	$105,727	$5,085	$107,527	$2,933	$91,825	$2,601
Europe and Middle East (excluding Israel)	84,020	1,163	79,615	207	82,786	296
Asia Pacific	63,978	701	62,324	390	44,406	138
Japan	30,968	783	16,193	365	25,460	9
Israel	2,853	4,797	4,461	5,928	3,217	3,967
Other	10,556	-	7,729	-	8,056	-

	$298,102	$12,529	$277,849	$9,823	$255,750	$7,011

d.	Significant customers:

No major customer accounted for more than 10% of the Company's consolidated revenues for the years ended December 31, 2016, 2015 and 2014.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-      NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2016	2015	2014
Numerator:

Net income (loss)	$179	$(6,340)	$(5,200)

Denominator:

Total weighted average number of shares outstanding used in computing:
Basic net income (loss) per share	34,744,484	36,415,651	36,703,251

Diluted net income (loss) per share	34,945,387	36,415,651	36,703,251

Basic net income (loss) per share	$0.01	$(0.17)	$(0.14)
Diluted net income (loss) per share	$0.01	$(0.17)	$(0.14)

Anti-dilutive securities:

The following numbers of shares related to outstanding employees stock options were excluded from the computation of diluted net income (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2016	2015	2014

Ordinary shares	4,494,914	4,496,769	4,285,397

NOTE 22:-	DISCLOSURE ON RELATED PARTIES TRANSACTION

a.
The Company Chairman of the Board of Directors of the Company, previously owned 9.85% of the issued and outstanding shares of RBT and, until February 29, 2012, has served as chairman of the Board of Directors of RBT. Together with other RBT's shareholders, the chairman sold his holdings in RBT to the Company on May 30, 2012 in consideration of his pro-rata share of: (i) an initial purchase price of $5,000, (ii) an additional $5,000 paid on May 30, 2013, (iii) certain milestone payments in the aggregate amount equal to $15,240, (iv) the repayment of certain loan amounts provided by RBT to certain of its shareholders, and (v) the payment of 2.019% of annual net sales generated by RBT intellectual properties for an unlimited period. (See also note 1b3).

b.
The Company has engaged ManofIT, a consulting and systems integration firm, to assist with various information technology projects. ManofIT’s co-founder and managing partner is a brother of the Company’s CEO. ManofIT was first retained by the Company in 2007 and the relationship was expanded in 2014. In 2014, ManofIT received approximately $169 for the services that it provided to the Company, excluding value added tax. In 2015, ManofIT received approximately $297 for such services, excluding value added tax.  In 2016, ManofIT received approximately $118 for such services, excluding value added tax.

SIGNATURES

 The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 23, 2017

Syneron Medical Ltd.

By:	/s/ Amit Meridor
Amit Meridor
Chief Executive Officer